BEST AVAILABLE COPY

02027588

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

RECD S.E.C.
APR 30 2002
080

Great Plains Energy Incorporated	0001143068
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U5S Annual Report for Year Ended 12-31-01	~~03-33207~~ 30-35
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri on April 30, 2002.

Great Plains Energy Incorporated
(Registrant)

By: Andrea F. Bielsker
(Name and Title)
Andrea F. Bielsker
Vice President-Finance, Chief Financial Officer and Treasurer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

INDEX OF EXHIBITS SUBMITTED
UNDER COVER OF FORM SE

Exhibit Designation	Description of Exhibit
B-5	Articles of Incorporation of Great Plains Power Incorporated (filed on Form SE)
B-6	Bylaws dated February 6, 2001 of Great Plains Power Incorporated (filed on Form SE)
B-7	Articles of Incorporation as amended February 4, 2000 of Kansas City Power & Light Receivables Company (filed on Form SE)
B-8	Bylaws of Kansas City Power & Light Receivables Company (filed on Form SE)
B-9	Amended and Restated Certificate of Incorporation dated December 30, 1993 of Wolf Creek Nuclear Operating Corporation (filed on Form SE)
B-10	Bylaws as amended December 1, 1993 of Wolf Creek Nuclear Operating Corporation (filed on Form SE)
B-11	Certificate of Amendment to Articles of Incorporation of Home Service Solutions Inc. (filed on Form SE)
B-12	Bylaws dated May 7, 1998 of Home Service Solutions, Inc. (filed on Form SE)
B-13	Certificate of Amendment to Articles of Incorporation of Worry Free Service, Inc. (filed on Form SE)
B-14	Bylaws dated January 29, 1997 of Worry Free Service, Inc.
B-15	Certificate of Incorporation dated May 22, 1998 of R.S. Andrews Enterprises, Inc. (filed on Form SE)
B-16	Bylaws of R.S. Andrews Enterprises, Inc. (filed on Form SE)
B-17	Articles of Incorporation as amended July 31, 1998 of R.S. Andrews Termite & Pest Control, Inc. (filed on Form SE)
B-18	Bylaws of R.S. Andrews Termite & Pest Control, Inc. (filed on Form SE)
B-19	Articles of Incorporation of R.S. Andrews Enterprises of Alabama, Inc. (filed on Form SE)
B-20	Bylaws of R.S. Andrews Enterprises of Alabama, Inc. (filed on Form SE)
B-21	Articles of Incorporation of R.S. Andrews Enterprises of Charleston, Inc. (filed on Form SE)
B-22	Bylaws of R.S. Andrews Enterprises of Charleston, Inc. (filed on Form SE)
B-23	Articles of Incorporation of R.S. Andrews Enterprises of Columbus, Inc. (filed on Form SE)
B-24	Bylaws of R.S. Andrews Enterprises of Columbus, Inc. (filed on Form SE)

Exhibit Designation	Description of Exhibit
B-25	Articles of Incorporation of R.S. Andrews Enterprises of Dallas, Inc. (filed on Form SE)
B-26	Bylaws of R.S. Andrews Enterprises of Dallas, Inc. (filed on Form SE)
B-27	Articles of Incorporation of R.S. Andrews Enterprises of Kansas, Inc. (filed on Form SE)
B-28	Bylaws of R.S. Andrews Enterprises of Kansas, Inc. (filed on Form SE)
B-29	Articles of Incorporation of R.S. Andrews Enterprises of South Carolina, Inc. (filed on Form SE)
B-30	Bylaws of R.S. Andrews Enterprises of South Carolina, Inc. (filed on Form SE)
B-31	Articles of Incorporation of R.S. Andrews of Chattanooga, Inc. (filed on Form SE)
B-32	Bylaws of R.S. Andrews of Chattanooga, Inc. (filed on Form SE)
B-33	Articles of Incorporation of R.S. Andrews of Fairfax, Inc. (filed on Form SE)
B-34	Bylaws of R.S. Andrews of Fairfax, Inc. (filed on Form SE)
B-35	Articles of Incorporation of R.S. Andrews of Maryland, Inc. (filed on Form SE)
B-36	Bylaws of R.S. Andrews of Maryland, Inc. (filed on Form SE)
B-37	Articles of Incorporation of R.S. Andrews Services, Inc. (filed on Form SE)
B-38	Bylaws of R.S. Andrews Services, Inc. (filed on Form SE)
B-39	Articles of Incorporation of R.S. Andrews of Stuart II, Inc. (filed on Form SE)
B-40	Bylaws of R.S. Andrews of Stuart II, Inc. (filed on Form SE)
B-41	Articles of Incorporation of R.S. Andrews of Tidewater, Inc. (filed on Form SE)
B-42	Bylaws of R.S. Andrews of Tidewater, Inc. (filed on Form SE)
B-43	Articles of Incorporation of R.S. Andrews of Wilmington, Inc. (filed on Form SE)
B-44	Bylaws of R.S. Andrews of Wilmington, Inc. (filed on Form SE)
B-45	Articles of Incorporation of R.S. Andrews of Jonesboro, Inc. (filed on Form SE)
B-46	Bylaws of R.S. Andrews of Jonesboro, Inc. (filed on Form SE)
B-47	Articles of Incorporation of R.S. Andrews Enterprises of Virginia, Inc. (filed on Form SE)
B-48	Bylaws of R.S. Andrews Enterprises of Virginia, Inc. (filed on Form SE)
B-49	Articles of Incorporation of R.S. Andrews Enterprises of Tennessee, Inc. (filed on Form SE)
B-50	Bylaws of R.S. Andrews Enterprises of Tennessee, Inc. (filed on Form SE)

Exhibit Designation	Description of Exhibit
B-51	Amended and Restated Articles of Incorporation of Premier Service Systems, Inc. (filed on Form SE)
B-52	Articles of Dissolution of Premier Service Systems, Inc. dated December 31, 2001 (filed on Form SE)
B-53	Bylaws of Premier Service Systems, Inc. (filed on Form SE)
B-54	Articles of Incorporation of RSA Services of Florida, Inc. (filed on Form SE)
B-55	Articles of Dissolution of RSA Services of Florida, Inc. dated December 31, 2001 (filed on Form SE)
B-56	Articles of Incorporation of R.S. Andrews of DeSoto, Inc. (filed on Form SE)
B-57	Articles of Dissolution of R.S. Andrews of DeSoto, Inc. dated December 31, 2001 (filed on Form SE)
B-58	Articles of Incorporation of R.S. Andrews Enterprises of Florida, Inc. (filed on Form SE)
B-59	Articles of Incorporation of R.S. Andrews of Grapevine, Inc.
B-60	Articles of Dissolution of R.S. Andrews of Grapevine, Inc. dated December 31, 2001 (filed on Form SE)
B-61	Articles of Incorporation of R.S. Andrews Home Warranty of Florida, Inc. (filed on Form SE)
B-62	Articles of Dissolution of R.S. Andrews Home Warranty of Florida, Inc. dated December 31, 2001 (filed on Form SE)
B-63	Articles of Incorporation of R.S. Andrews Home Warranty of Texas, Inc. (filed on Form SE)
B-64	Articles of Dissolution of R.S. Andrews Home Warranty of Texas, Inc. dated December 31, 2001 (filed on Form SE)
B-65	Articles of Incorporation of R.S. Andrews of Orlando, Inc. (filed on Form SE)
B-66	Articles of Dissolution of R.S. Andrews of Orlando, Inc. dated December 31, 2001 (filed on Form SE)
B-67	Articles of Incorporation of R.S. Andrews of Palm Beach, Inc. (filed on Form SE)
B-68	Bylaws of R.S. Andrews of Palm Beach, Inc. (filed on Form SE)
B-69	Articles of Incorporation of R.S. Andrews of Sacramento, Inc. (filed on Form SE)
B-70	Articles of Dissolution of R.S. Andrews of Sacramento, Inc. dated December 31, 2001 (filed on Form SE)
B-71	Articles of Incorporation of R.S. Andrews Showcase of Atlanta, Inc. (filed on Form SE)
B-72	Articles of Dissolution of R.S. Andrews Showcase of Atlanta, Inc. dated December 31,

Exhibit Designation	Description of Exhibit
	2001 (filed on Form SE)
B-73	Articles of Incorporation of R.S. Andrews of Florida, Inc. (filed on Form SE)
B-74	Bylaws of R.S. Andrews of Florida, Inc. (filed on Form SE)
B-75	Articles of Incorporation of R.S. Andrews of Grand Prairie, Inc. (filed on Form SE)
B-76	Articles of Incorporation of R.S. Andrews of Stuart I, Inc. (filed on Form SE)
B-77	Articles of Dissolution of R.S. Andrews of Stuart I, Inc. dated December 31, 2001 (filed on Form SE)
B-78	Bylaws of R.S. Andrews of Stuart I, Inc. (filed on Form SE)
B-79	Articles of Incorporation of R.S. Andrews Enterprises of Topeka, Inc. (filed on Form SE)
B-80	Articles of Dissolution of R.S. Andrews Enterprises of Topeka, Inc. dated December 31, 2001 (filed on Form SE)
B-81	Articles of Incorporation of R.S. Andrews of Vero Beach, Inc. (filed on Form SE)
B-82	Articles of Dissolution of R.S. Andrews of Vero Beach, Inc. dated December 31, 2001 (filed on Form SE)
B-83	Articles of Incorporation, with amendments, of KLT Inc. (filed on Form SE)
B-84	Bylaws of KLT Inc., as amended through February 12, 2001 (filed on Form SE)
B-85	Amended Articles Accepting Close Corporation Law dated May 22, 2000 of KLT Investments Inc. (filed on Form SE)
B-86	Amended and Restated Bylaws of KLT Investments Inc. (filed on Form SE)
B-87	Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Investments II Inc. (filed on Form SE)
B-88	Amended and Restated Bylaws of KLT Investments II Inc.
B-89	Certificate of Incorporation dated April 25, 1997 of Energetechs, Inc. (filed on Form SE)
B-90	Bylaws of Energetechs, Inc. (filed on Form SE)
B-91	Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Energy Services Inc. (filed on Form SE)
B-92	Bylaws of KLT Energy Services Inc., as amended through July 3, 2000 (filed on Form SE)
B-93	Certification of Formation, with amendments, of Custom Energy Holdings, LLC (filed on Form SE)
B-94	Amended and Restated Limited Liability Company Agreement dated December 31, 1999 of Custom Energy Holdings, LLC (filed on Form SE)

Exhibit Designation	Description of Exhibit
B-95	Certificate of Formation dated September 24, 1998 of Strategic Energy, LLC (filed on Form SE)
B-96	Amended and Restated Limited Liability Company Agreement of Strategic Energy, LLC (filed on Form SE)
B-97	Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Gas Inc. (filed on Form SE)
B-98	Amended and Restated Bylaws of KLT Gas Inc. (filed on Form SE)
B-99	Certificate of Formation dated December 19, 1995 of Apache Canyon Gas, LLC (filed on Form SE)
B-100	Amended and Restated Operating Agreement dated March 17, 1999 of Apache Canyon Gas, LLC (filed on Form SE)
B-101	Articles of Incorporation, with amendments, of Far Gas Acquisition Corporation (filed on Form SE)
B-102	Amended and Restated Bylaws of Far Gas Acquisition Corporation (filed on Form SE)
B-103	Certificate of Formation dated May 31, 2001 of Forest City, LLC (filed on Form SE)
B-104	Limited Liability Company Agreement dated May 31, 2001 of Forest City, LLC (filed on Form SE)
B-105	Certificate of Formation of Forest City Gathering, LLC (filed on Form SE)
B-106	Limited Liability Company Agreement dated August 3, 2001 of Forest City Gathering, LLC (filed on Form SE)
B-107	Articles of Incorporation for a Close Corporation dated May 20, 1999 of KLT Gas Operating Company (filed on Form SE)
B-108	Bylaws of KLT Gas Operating Company (filed on Form SE)
B-109	Certificate of Limited Liability Company of Patrick KLT Gas, LLC (filed on Form SE)
B-110	Members Agreement/Operating Agreement of Patrick KLT Gas, LLC (filed on Form SE)
B-111	Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Telecom Inc. (filed on Form SE)
B-112	Amended and Restated Bylaws of KLT Telecom Inc. (filed on Form SE)
B-113	Certificate of Incorporation, with amendments, of Advanced Measurement Solutions, Inc. (filed on Form SE)
B-114	Bylaws dated June 5, 1997 of Digital Systems Engineering, Inc. (now known as Advanced Measurement Solutions, Inc.) (filed on Form SE)
B-115	Certificate of Organization Limited Liability Company dated May 12, 1998 of Copier Solutions, LLC (filed on Form SE)

Exhibit Designation	Description of Exhibit
B-116	Operating Agreement dated June 2, 1998 of Copier Solutions, LLC (filed on Form SE)
B-117	Restated Certificate of Incorporation dated February 12, 1999 of eChannel, Inc. (filed on Form SE)
B-118	Certificate of Formation, with amendments, of Municipal Solutions, Inc. (filed on Form SE)
B-119	Limited Liability Company Agreement dated January 9, 1997 of Municipal Solutions, LLC (filed on Form SE)
B-120	Certificate of Formation, with amendments, of Telemetry Solutions, LLC (filed on Form SE)
B-121	Limited Liability Company Agreement dated January 9, 1997 of Telemetry Solutions, LLC (filed on Form SE)
B-122	Certificate of Organization Limited Liability Company dated August 17, 2000 of Globalutilityexchange.com, LLC (filed on Form SE)
B-123	Restated Articles of Incorporation dated April 16, 1998 of DTI Holdings, Inc. (filed on Form SE)
B-124	Bylaws of DTI Holdings, Inc., as amended through April 19, 2001 (filed on Form SE)
B-125	Second Restated Articles of Incorporation dated April 16, 1998 of Digital Teleport, Inc. (filed on Form SE)
B-126	Bylaws of Digital Teleport, Inc., as amended through April 19, 2001 (filed on Form SE)
B-127	Articles of Organization dated October 31, 2001 of Digital Teleport Nationwide, LLC (filed on Form SE)
B-128	Articles of Incorporation dated September 18, 1998 of Digital Teleport of Virginia, Inc. (filed on Form SE)
B-129	Bylaws of Digital Teleport of Virginia, Inc. (filed on Form SE)
E-1	KCP&L Employee Electrical Appliance and Computer Sales Program (filed on Form SE)
E-2	KCP&L Residential Heating and Cooling Systems Program (filed on Form SE)
F-9	Classified plant accounts and related depreciation or amortization reserve schedules included in the FERC Form No.1 of KCP&L. (Filed on Form SE.)
F-11	Annual Report of Wolf Creek Nuclear Operating Corporation for the year ended December 31, 2001. (Filed on Form SE).
F-12	The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001 (pursuant to Rule 26 (b)). (Filed on Form SE.)
F-13	The chart of accounts of R.S. Andrews Enterprises Inc. and its subsidiaries as of December 31, 2001 (pursuant to Rule 26 (b)). (Filed on Form SE.)

Exhibit Designation	Description of Exhibit

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CUSTOM ENERGY, L.L.C.", CHANGING ITS NAME FROM "CUSTOM ENERGY, L.L.C." TO "CUSTOM ENERGY HOLDINGS, L.L.C.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF DECEMBER, A.D. 1999, AT 9 O'CLOCK A.M.

Edward J. Freel, Secretary of State

2734462 8100

991525871

AUTHENTICATION: 0127613

DATE: 12-09-99

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF
CUSTOM ENERGY, L.L.C.

The undersigned, an authorized natural person, for the purpose of amending the Certificate of Formation of Custom Energy, L.L.C., a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "Delaware Limited Liability Company Act"), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the "limited liability company") is Custom Energy, L.L.C. The Certificate of Formation of the limited liability company was filed for record in the Office of the Secretary of State of Delaware on May 19, 1997.

SECOND: The Certificate of Formation of the limited liability company is hereby amended by deleting Section 2 thereof and inserting the following in lieu thereof:

"2. The name of the Limited Liability Company is Custom Energy Holdings, L.L.C."

Executed on August 31, 1999.

Gregory J. Orman, Authorized Person

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 12/08/1999
991525871 - 2734462

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 02/03/1998
981042800 - 2734462

Certificate of Amendment to Certificate of Formation

of

CUSTOM ENERGY, L.L.C.

It is hereby certified that:

1. The name of the limited liability company (hereinafter called the "limited liability company") is CUSTOM ENERGY, L.L.C.

2. The certificate of formation of the limited liability company is hereby amended by striking out Article Second thereof and by substituting in lieu of said Article the following new Article:

> "Second: The name and address of the registered agent of the limited liability company within the State of Delaware is:
>
> Corporation Service Company
> 1013 Centre Road
> Wilmington, Delaware 19805."

Executed on: 21 January 1998

MARK G. ENGLISH
SECRETARY

ARTICLES OF ORGANIZATION

OF

POWER SYSTEM SOLUTIONS, L.L.C.

The undersigned organizer hereby forms and establishes a limited liability company under the Missouri Limited Liability Company Act (the "Act").

ARTICLE I

The name of the limited liability company is Power System Solutions, L.L.C. (the "Company").

ARTICLE II

The latest date on which the Company is to dissolve shall be December 31, 2050.

ARTICLE III

The Company is organized for the purpose of converting Power System Solutions, a Missouri general partnership, into a Missouri limited liability company in accordance with Section 347.125 of the Act. No certificate of partnership of Power System Solutions has ever been filed in the State of Missouri.

ARTICLE IV

The Company is further organized for profit and the nature of its business and purposes to be conducted or promoted is:

A. To engage in the business of providing energy management services including consulting contracting for installation of equipment and/or energy efficient measures, energy control devices, maintenance of energy related equipment and energy usage monitoring services (installation of generation equipment limited to power quality support);

B. To engage in any lawful act or activities for which limited liability companies may be organized under the Act.

ARTICLE V

The location of the registered office of the Company in the State of Missouri is KLT Inc., 1201 Walnut, P.O. Box 410233, Kansas City, Missouri 64141 and the initial Registered Agent of the Company is Janeé Rosenthal.

ARTICLE VI

Upon the occurrence of any event described in Section 347.123 ("Event of Withdrawal") or any other event causing a member to cease to be a member of the Company under the terms of the Act, the remaining member or members may unanimously agree to continue the business and affairs of the Company within ninety days after any Manager is made aware of the occurrence of such Event of Withdrawal and upon such agreement the Company and its business shall continue uninterrupted under the terms of the Company's operating agreement (as may then be amended.

ARTICLE VII

The Company is to be managed by managers, who are to serve until their successors are elected and qualified.

ARTICLE VIII

The Company organizer is:

Janeé Rosenthal

KLT Inc.
1201 Walnut, P.O. Box 410233
Kansas City, Missouri 64141

ARTICLE IX

Additional provisions relating to the formation and operations of the Company are set forth in the Operating Agreement of the Company.

ARTICLE X

For tax purposes, the Company shall not be considered a corporation.

ARTICLE XI

The Company reserves the right to amend, alter, change or repeal any provision contained in these Articles of Organization, in the manner now or hereafter prescribed by the Operating Agreement and the Act.

ARTICLE XII

These Articles of Organization shall be effective upon the filing hereof in the Office of the Secretary of State of Missouri.

IN TESTIMONY WHEREOF, the organizer has hereunto subscribed her name this ___ day of ________________, 19___.

____
Janeé Rosenthal

Exhibit B-94

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CUSTOM ENERGY HOLDINGS, L.L.C.

A

DELAWARE LIMITED LIABILITY COMPANY

DATED DECEMBER 31, 1999

TABLE OF CONTENTS

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CUSTOM ENERGY HOLDINGS, L.L.C.

THIS LIMITED LIABILITY COMPANY AGREEMENT ("LLC Agreement"), is made and entered into this 31st day of December, 1999, by and between KLT Energy Services Inc., a Missouri corporation ("KLT"), Environmental Lighting Concepts, Inc., a Minnesota corporation ("ELC"), MTB Energy, Inc., a Missouri corporation ("MTB") and SE Holdings, L.L.C., a Delaware limited liability company ("Holdings") (KLT, ELC, MTB and Holdings are each hereinafter referred to as a "Member").

WHEREAS, the Members organized this limited liability company under the Delaware Limited Liability Company Act (the "Delaware Act") on or about May 19, 1997 under the name of Custom Energy, L.L.C.;

WHEREAS, the Members have decided to change the name of this Company to Custom Energy Holdings, L.L.C. and to drop down the operational assets owned by this Company to a newly-formed Delaware limited liability company to be named Custom Energy, L.L.C. ("CEL") (the name change and assets drop down hereinafter are referred to as the "Restructuring");

WHEREAS, after completion of the Restructuring, this Company shall solely act as a holding company and shall only hold all of the ownership interests of Custom Energy, L.L.C. and Strategic Energy, L.L.C., a Delaware limited liability company ("SEL");

WHEREAS, the Members have decided to adjust their respective ownership interests in this Company, providing for different sharing of the profits and losses attributable to the operations of CE and SEL;

NOW, THEREFORE, in consideration of the mutual covenants and benefits set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1
THE LIMITED LIABILITY COMPANY

1.1 Formation of Limited Liability Company. The Certificate of Formation of Custom Energy, L.L.C. (the "Company") was filed in the office of the Secretary of State of Delaware pursuant to the Delaware Act on the 19th day of May, 1997, amended in the office of the Secretary of State of Delaware pursuant to the Delaware Act on the 8th day of December,

1999 to amend the Company's name, and is hereby ratified by each of the Members. All prior agreements concerning the subject matter of this LLC Agreement are canceled and shall have no further effect.

1.2 Registered Office and Agent. The address of the Company's registered office in the State of Delaware is located at 1013 Centre Road, Wilmington, Delaware 19805, or any other or additional place or places as the Members may determine from time to time, and the registered agent at such office is The Corporation Service Company.

In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Management Committee shall promptly designate a replacement registered agent or registered office as the case may be, and make the appropriate filings with the secretary of state. If the Management Committee shall fail to designate a replacement registered agent or registered office, as the case may be, then any one Member may designate a replacement registered agent or registered office and make the appropriate filings in the Office of the Secretary of State of Delaware.

1.3 Purpose. The purpose and business of the Company shall be to own or invest in business ventures which undertake (i) to engage in the business of designing and installing energy efficient lighting systems and equipment in existing facilities, including commercial, industrial, retail, health care, municipal, governmental or school district facilities, (ii) to provide energy management services and energy audits, including consulting, contracting for installation of equipment and/or energy efficient measures, energy control devices, maintenance of energy related equipment and energy usage monitoring services and (iii) to provide power supply coordination services, direct power and gas, and competitive power purchasing strategies to commercial and industrial customers, and to do all other things which are reasonably incidental to the foregoing. The Company may transact any or all other lawful business for which a limited liability company may be organized under the Delaware Act upon the affirmative vote or consent of all of the Members of the Company specifically authorizing any such other lawful business.

1.4 Principal Place of Business. The principal place of business of the Company shall be 9217 Cody, Overland Park, Kansas 66214, or at such other place or places within or without the State of Delaware as the Management Committee may designate from time to time.

1.5 Property. All assets, including real and personal property owned and held by the Company shall be owned by the Company in the name of the Company and no Member or Economic Interest Owner shall have any ownership interest in such property in its individual name or right. Each Member's or Economic Interest Owner's interest in the Company shall be personal property for all purposes. Any deed, bill of sale, mortgage, lease, contract of sale or other instrument purporting to convey or encumber any interest in the property of the Company shall be signed only as authorized by the affirmative vote or consent of the Members as provided in this LLC Agreement.

1.6 No State Law Partnership The Members have formed the Company under the Delaware Act, and intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, that no Member shall be a partner of, or a joint venturer with, any other Member for any purpose, other than for United States federal and state tax purposes, and that this Agreement shall not be construed to suggest otherwise.

1.7 Limited Authority of Members. No Member shall have any authority to bind the Company as to any matter except as expressly provided herein.

ARTICLE 2
DEFINITIONS

2.1 Definitions. As used in this LLC Agreement:

(a) "Affiliate" means, when used with reference to a specified Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such specified Person, (ii) any Person owning or controlling 10 percent or more of the outstanding voting securities of such specified Person, and (iii) any officer, director or partner of such specified Person or of any Person specified in (i) or (ii) above. The term "Affiliate" shall not include any Person providing legal, accounting or other professional services to the Company solely on account of providing such services.

(b) "Capital Account" means, with respect to any Member or Economic Interest Owner, the Capital Account maintained for such Person in accordance with the following provisions:

(i) To each Person's Capital Account there shall be credited such Member's or Economic Interest Owner's Capital Contributions, such Member's or Economic Interest Owner's distributive share of Net Profits and any items in the nature of income or gain which are specially allocated pursuant to Article 7 hereof, and the amount of any Company liabilities assumed by such Member or Economic Interest Owner or which are secured by any Property distributed to such Member or Economic Interest Owner.

(ii) To each Member's or Economic Interest Owner's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Property distributed to such Member or Economic Interest Owner pursuant to any provision of this LLC Agreement, such Member's or Economic Interest Owner's distributive share of Net Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Article 7 hereof, and the amount of any liabilities of such Member or Economic Interest Owner assumed by the Company or which are secured by any property contributed by such Member or Economic Interest Owner to the Company.

(iii) In the event any interest in the Company is transferred in accordance with the terms of this LLC Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(iv) In determining the amount of any liability for purposes of Sections 2.1(b)(i) and 2.1(b)(ii) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this LLC Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Management Committee shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Members and Economic Interest Owners), are computed in order to comply with such Regulations, such modification shall be made, provided that it is not likely to have a material effect on the amounts distributable to any Member or Economic Interest Owner. Adjustments and modifications also shall be made as are necessary or appropriate to maintain equality between the Capital Accounts of the Members and Economic Interest Owners and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g). The Capital Accounts shall contain appropriate subaccounts for each Series owned by a Member or Economic Interest Owner.

(c) "Capital Contribution" or "Capital Contributions" means, with respect to any Member or Economic Interest Owner, the amount of money and the Gross Asset Value of any property (other than money) contributed to the Company with respect to the Economic or Voting Interest of a Series held by such Member or Economic Interest Owner pursuant to the terms of this LLC Agreement. The Capital Contributions of the Members as of the date of this Amended and Restated LLC Agreement are set forth on Exhibit A hereto, which is incorporated herein by this reference.

(d) "CEL" shall mean Custom Energy, L.L.C., a Delaware limited liability company.

(e) "Economic Interest" shall mean, for each Series, the ownership interest of a Person in the Company's Net Profits, Net Losses and the distribution of Net Profits and/or the Company's assets pursuant to this LLC Agreement and the Delaware Act, but shall not include any right to vote on, consent to or otherwise participate in any decision of the Members in the management of the Company, nor any right to appoint a representative of the Management Committee. Series CE Economic Interests, Series CEL Common Economic Interests, Series CEL Preferred Economic Interests and Series SEL Economic Interests are, individually and collectively, "Economic Interests" of the Company.

(f) "Economic Interest Owner" shall mean any Person who owns an Economic Interest in a Series, but is not a Member.

(g) "Liquidation Value" shall mean with respect to the Series CEL Preferred Economic Interest the amount set forth in Exhibit A.

(h) "Majority in Interest" shall mean fifty-one percent (51%) or more of the Voting Interests of a Series held by the Members determined pursuant to an affirmative vote or consent of the Members at the time the Majority in Interest provision applies.

(i) "Management Committee" shall mean the committee of the Company, appointed by the Members and established pursuant to Article 3 of this LLC Agreement.

(j) "Member" shall mean any person executing this LLC Agreement from time to time and as otherwise admitted as a member of the Company as provided in Section 11.1 of this LLC Agreement.

(k) "Net Profits" and "Net Losses" means, for each Series and for each fiscal year, an amount equal to the Company's taxable income or loss attributable to such Series for such fiscal year, determined in accordance with Code Section 703(a) (for these purposes, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this Section 2.1(k) shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this Section 2.1(k) shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section (b)(ii) or Section (b)(iii) of Exhibit B hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses for the applicable Series;

(iv) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year, computed in accordance with (d) of Exhibit B hereof;

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's or Economic Interest Owner's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(vii) Notwithstanding any other provision of this Section 2.1(k), any items which are specially allocated pursuant to Article 7 hereof shall not be taken into account in computing Net Profits or Net Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Article 7 hereof shall be determined by applying rules analogous to those set forth in Sections (e)(i) through (e)(iv) of Exhibit B. The Net Profits or Net Losses (or items of income, gain, loss or deduction) for the Series CEL interests shall be the Company's Net Profits or Net Losses (or items of income, gain, loss or deduction) realized by CEL and the Net Profits and Losses (or items of income, gain, loss or deduction) for the Series SEL interests attributable to shall be the Company's Net Profits or Net Losses (or items of income, gain, loss or deduction) realized by SEL. The Series CE Net Profits or Net Losses (or items of income, gain, loss or deduction) shall be the Company's Net Profits and Net Losses (or items of income, gain, loss or deduction) not realized by CEL or SEL.

(l) "Operating Costs" shall mean, with respect to each Series and for any period, all cash expenditures incurred incident to the normal operation of the Company's business and any amounts determined by the Management Committee, from time to time, to be reasonably necessary to provide a reserve for the operations, expenses, debt payments, capital improvements, and contingencies of the Company with respect to such Series.

(m) [omitted]

(n) "Person" shall include any individual, trust, estate, corporation, partnership, limited liability company, association or other entity.

(o) "Preferred Rate" shall mean 10.5 percent annually, except during the time that there is a positive balance in the Preferred Return Account such rate shall be 14 percent annually.

(p) "Preferred Return" shall mean an aggregate amount equal to that rate of return which is the Preferred Rate per annum (compounded quarterly) on the Remaining

Liquidation Value and any balance in the Preferred Return Account.

(q) "Preferred Return Account" shall mean, with respect to each Series CEL Preferred Economic Interest holder, an amount, from time to time, equal to the amount of Preferred Return payable to such holder less the amount distributed to such holder pursuant to Section 8.3.1 of this LLC Agreement.

(r) "Proceeds" shall mean, with respect to any period and for each Series, gross receipts received by the Company from all sources during such period, including, without limitation, all sales, other dispositions, and refinancing of the Company's property, but does not include Capital Contributions as provided for in Article 6 of this LLC Agreement.

(s) "Remaining Liquidation Value" means with respect to a Series CEL Preferred Economic Interest the Liquidation Value less all prior distributions made by the Company to the holder of such interest pursuant to Section 8.3.3 of this LLC Agreement.

(t) "Residual Capital Account Balance" means the excess (if any) of the amount of a Member's or Economic Interest Owner's positive Adjusted Capital Account Balance over the amount of such Member's or Economic Interest Owner's Preference Contributions Account balance.

(u) "SEL" shall mean Strategic Energy, L.L.C., a Delaware limited liability company.

(v) "Series" shall mean a division of Economic Interest or Voting Interest, having separate rights, power and duties, with respect to specified property or obligations of the Company, or profits and losses associated with specified property or obligations, as set forth in this LLC Agreement.

(w) "Series CE Economic Interest" shall mean the ownership interest of a Person, expressed in Units, in the Company's Net Profits, Net Losses and the distribution of cash or property and/or the Company's assets which do not arise from and are not associated with any other Series of Economic Interest.

(x) "Series CE Voting Interest"shall mean the voting rights of a Person, expressed in Units, in the Company (including without limitation, the right to appoint representatives to the Management Committee as herein provided), with respect to matters which do not pertain to and do not arise out of the Company's ownership interest in CEL and SEL, as set forth in this LLC Agreement.

(y) "Series CEL Common Economic Interest" shall mean the ownership interest of a Person, expressed in Units, in the Company's Net Profits, Net Losses and the distribution of cash or property and/or the Company's assets arising from or associated with the

Company's ownership interest in CEL, as set forth in this LLC Agreement.

(z) "Series CEL Preferred Economic Interest" shall mean the ownership interest of a Person, expressed in Units, in the Company's profits, losses and the distribution of cash or property and/or the Company's assets arising from or associated with the Company's ownership interests in CEL, as set forth in this LLC Agreement.

(aa) "Series CEL Common Voting Interest" shall mean the voting rights of a Person, expressed in Units, in the Company (including without limitation, the right to appoint representatives to the Management Committee as herein provided), with respect to matters pertaining to or arising out of the Company's ownership interest in CEL, as set forth in this LLC Agreement.

(bb) "Series CEL Preferred Voting Interest" shall mean the voting rights of a Person, expressed in Units, in the Company (including without limitation, the right to appoint representatives to the Management Committee as herein provided), with respect to matters pertaining to or arising out of the Company's ownership interest in CEL, as set forth in this LLC Agreement.

(cc) "Series SEL Economic Interest" shall mean the ownership interest of a Person, expressed in Units, in the Company's Net Profits, Net Losses and the distribution of cash or property and/or the Company's assets arising from or associated with the Company's ownership interests in SEL, as set forth in this LLC Agreement.

(dd) "Series SEL Voting Interest" shall mean the voting rights of a Person, expressed in Units, in the Company (including without limitation, the right to appoint representatives to the Management Committee as herein provided), with respect to matters pertaining to or arising out of the Company's ownership interest in SEL, as set forth in this LLC Agreement.

(ee) "Subsidiary" means, with respect to the Company, any Person of which securities or other ownership interests having ordinary voting power to elect at least a majority of the board of directors or other persons performing similar functions are at the same time directly owned or indirectly owned by the Company.

(ff) "Unit" shall mean a fraction of an Economic Interest or a Voting Interest, as the case may be, the numerator of which shall be one (1), and the denominator of which shall be the total number of issued and outstanding Units of the Company.

(gg) "Voting Interest" shall mean, with respect to any Member and for each Series, such Person's ownership of voting rights in the Company (including without limitation the right to appoint representatives to the Management committee as herein provided), as set forth in this Agreement. Series CE Voting Interests, Series CEL Common Voting Interests,

Series CEL Preferred Voting Interests and Series SEL Voting Interests are, individually and collectively, "Voting Interests".

2.2 Other Definitional Provisions.

(a) Exhibit B hereto contains definitions of certain additional terms used therein.

(b) As used in this Agreement, accounting terms not defined in this Agreement shall have the respective meanings given to them under generally accepted accounting principles.

(c) The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, section, subsection, schedule and exhibit references are to this Agreement unless otherwise specified.

(d) Words of the masculine gender shall be deemed to include the feminine or neuter genders, and vice versa, where applicable.

(e) Words of the singular number shall be deemed to include the plural number, and vice versa, where applicable.

ARTICLE 3
MANAGEMENT

3.1 Management Committee.. The business and affairs of the Company shall be controlled and managed by a Management Committee which, subject to the provisions and limitations contained in this LLC Agreement and any applicable law, shall have the power and authority to take, or cause to be taken, any and all actions necessary and proper to conduct the business affairs of the Company and carry out its duties as described in this LLC Agreement. The Members acknowledge and agree that this Company acts solely as a holding company for the ownership interests in subsidiary operating companies, and that each such operating company is managed by its own management committee. The Company and its Management Committee shall have the authority, as set forth in this LLC Agreement, only as to decisions with respect to the management of this Company and the sale of its assets (subject in certain cases to the approval of the respective Subsidiary management committees)..

The Management Committee shall consist of four (4) representatives, one (1) of whom shall be appointed by KLT, one (1) of whom shall be appointed by MTB, one (1) of whom shall be appointed by ELC, and one (1) of whom shall be appointed by Holdings. In the event of the resignation or death of a representative, the vacancy shall be promptly filled by a nominee of the Member who appointed the departing representative. The appointment of each representative on the Management Committee subsequent to the initial representatives named this Section 3.1 shall be evidenced by an appointment, and acceptance of appointment, in a writing delivered to the Company by the Member entitled to appoint such representative. Each representative will serve on the Management Committee at the pleasure of the Member appointing him or her. The Management Committee shall, as of the date of this LLC Agreement, consist of Ronald G. Wasson appointed by KLT), Gregory J. Orman (appointed by ELC), L. Tim Clemons (appointed by MTB), and Richard M. Zomnir (appointed by Holdings).

If a Member transfers all of its Economic Interests in all Series and the transferee thereof is admitted as a Member of the Company as provided in Section 11.1 of this LLC Agreement, then the transferee of such Economic Interest shall succeed to such Member's rights to appoint representatives to the Management Committee as provided in this Section 3.1.

3.2 Chairman and Other Officers. A representative on the Management Committee shall serve as the Chairman of the Management Committee and as Chief Executive Officer of the Company. The initial Chairman of the Management Committee and Chief Executive Officer of the Company shall be Gregory J. Orman. The Chief Executive Officer shall have those duties and responsibilities as are outlined in Section 3.12 hereof. The Company shall have such other officers as may be appointed by the Management Committee, or in the absence of such appointment, as designated by the Chairman of the Management Committee. The Chairman of the Management Committee shall preside at all meetings of the Management Committee, and shall have such other duties and responsibilities as may be assigned by the Management Committee from time to time.

3.3 Meetings. The Management Committee shall have quarterly meetings within eight weeks after the end of each fiscal quarter. Meetings of the Management Committee may be called by either the Chairman of the Management Committee, or by another representative on the Management Committee, by written notice designating the time and place of the meeting sent to each representative not fewer than five (5) nor more than ten (10) days before the date of the meeting to the address of the Member appointing such representative. If no place is designated, then the meeting shall be held at the Company's principal place of business. If all of the representatives to the Management Committee meet at any time and place, the meeting shall be valid without call or notice and any lawful action may be taken at such meeting.

3.4 Quorum. The presence of three (3) representatives of the Management Committee shall constitute a quorum at any duly called meeting of the Management Committee.

3.5 Voting. Each representative on the Management Committee shall be entitled to an equal vote upon each matter submitted or required to be submitted to a vote at a meeting of the Management Committee. An affirmative vote of three representatives shall be required to approve the action to be taken by the Management Committee.

3.6 Action Without A Meeting. Any action which is required or permitted to be taken at a meeting of the Management Committee may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the actions so taken, is signed by each of the representatives to the Management Committee and filed with the Company.

3.7 Telephone Meetings. Representatives of the Management Committee may participate in a meeting of the Management Committee by means of conference telephone or other similar communication equipment whereby all persons participating in the meeting can hear each other. Participation in the meeting in this manner constitutes presence in person at the meeting.

3.8 Waiver of Notice. Whenever any notice is required to be given to any representative to the Management Committee, a waiver of the notice in writing signed by the person entitled to the notice, whether before, at or after the time stated therein, and delivered to the Company for inclusion in the minutes or filing with the Company's records, shall be deemed equivalent to the giving of such notice.

3.9 Salary and Expenses. Representatives serving on the Management Committee, as such, shall not receive any stated salary for their services on the Management Committee, but by resolution of the Management Committee may receive reimbursement of expenses of attendance at each meeting of the Management Committee.

3.10 Powers of Members. The Members shall have the sole and exclusive power to approve the following, upon the unanimous consent of all Members holding Series CE Voting Interests, or Voting Interests in the relevant Series as the case may be:

3.10.1 Amend this LLC Agreement;

3.10.2 Take any action or fail to take any action with respect to any Series in contravention of this LLC Agreement;

3.10.3 Dissolve and wind up the business of the Company or any Series, or the taking of any corporate or other action by or on behalf of the Company in furtherance of the foregoing (except as contemplated in Sections 3.11 and 13.2);

3.10.4 Require additional Capital Contributions to a Series or modify a Member's or Economic Interest Owner's obligation to make a Capital Contribution to a Series (except as provided in Article 6 of this LLC Agreement);

3.10.5 Assume, incur, or guarantee or become liable for any indebtedness or borrowed money on behalf of a Series of the Company if such indebtedness or borrowed money is recourse to any of the Members of the Series.

3.11 Powers of the Management Committee. Except as set forth in Section 3.10 above, the Management Committee shall have the power to do the following, without the consent of the Members; provided, however, that any such action affecting the rights, obligations, assets or business of a Series must also be approved by the Management Committee of SEL and/or CEL, as applicable:

3.11.1 Merge or consolidate or agree to merge or consolidate the Company with or into any other entity;

3.11.2 Make an acquisition of, or investment in, any business enterprise or venture by a Series;

3.11.3 Assume, incur or guarantee or become liable for any indebtedness or borrowed money on behalf of the Company or a Series;

3.11.4 Take such other actions specified in this LLC Agreement as requiring the consent or approval of the Management Committee;

3.11.5 Sell, exchange, lease, mortgage, pledge or otherwise dispose of all or a substantial portion of the property and assets of the Company or Series in a single transaction or series of related transactions;

3.11.6 Make any distributions to the Members or Economic Interest Owners holding an Economic Interest in a Series, except as otherwise provided in or contemplated by this LLC Agreement;

3.11.7 File any registration statement (other than a Form S-8) or any amendments thereto with the Securities and Exchange Commission ("SEC") registering any of the Voting Interests, Economic Interests or other securities of the Company or file or prepare a prospectus in accordance with Rule 424(b) as promulgated by the SEC;

3.11.8 The partition of any assets of a Series of the Company or any distribution of any assets of a Series of the Company;

3.11.9 Admit any substitute or additional Members or Economic Interest Owners in any Series (except as provided in Articles 6 or 10 of this LLC Agreement);

3.11.10 The sale, assignment or transfer of a Voting Interest or Economic Interest of a Series, except as otherwise expressly permitted by this LLC Agreement.

3.12 Duties of Chief Executive Officer. The Chief Executive Officer shall be responsible for the management of the day to day business and affairs of the Company and as otherwise directed by the Management Committee from time to time. Any decision or act of the Chief Executive Officer within the scope of the Chief Executive Officer's authority granted hereunder shall control and bind the Company. The Chief Executive Officer may, at his sole discretion, delegate his duties and responsibilities hereunder to other officers of the Company. Except as set forth in Sections 3.10 and 3.11 above, the Chief Executive Officer shall have the power to do the following, without the consent of the Members or the Management Committee:

3.12.1 Control of the day-to-day operations of the Company;

3.12.2 Carrying out and affecting all directions of the Management Committee;

3.12.3 Providing for the accounting function for the Company;

3.12.4 Applying for and obtaining all appropriate insurance coverage;

3.12.5 Temporary investment of the Company's funds and short-term investments providing for appropriate safety of principal;

3.12.6 Engaging in any kind of activity and performing and carrying out all contracts of any kind necessary to, in connection with or incidental to the accomplishment of the purposes and business of the Company, so long as said activities and contracts are in the ordinary course of business;

3.12.7 Negotiate, execute and perform all agreements, and exercise all rights and remedies of the Company in connection with the foregoing; and

3.12.8 Providing quarterly and annual operating and financial reports to the Management Committee.

3.13 Removal or Resignation of Chief Executive Officer. The Management Committee may remove and replace the Chief Executive Officer, in its sole and absolute discretion if, at any time or from time to time, it becomes dissatisfied with the Chief Executive Officer's performance under this Agreement (regardless of whether such dissatisfaction shall constitute legal "cause" for termination). A Person who has been removed as Chief Executive Officer shall continue to be a Member or Economic Interest Owner for all other purposes of this Agreement, if the Chief Executive Officer is also a Member or Economic Interest Owner in the Company.

The Chief Executive Officer of the Company may resign at any time by giving sixty (60) days advance written notice to each of the representatives to the Management Committee. The resignation of a Chief Executive Officer shall take effect sixty (60) days from the date of the notice or at such later time as shall be specified in the notice and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Chief Executive Officer who is also a Member or Economic Interest Owner shall not affect the Chief Executive Officer's rights as a Member or Economic

Interest Owner and shall not constitute a withdrawal of the Member or Economic Interest Owner from the Company.

3.14 Compensation of Chief Executive Officer. The compensation of the Chief Executive Officer shall be fixed from time to time by the Management Committee, and no Chief Executive Officer shall be prevented from receiving any such compensation because the Chief Executive Officer is also a Member or Economic Interest Owner of the Company.

3.15 Restrictions on the Members. No Member or Economic Interest Owner individually shall have the authority to do any binding act on behalf of the Company without the approval of the Members as provided in this LLC Agreement.

ARTICLE 4
RIGHTS AND OBLIGATIONS OF MEMBERS

4.1 Limitation of Liability. Each Member's and Economic Interest Owner's liability shall be limited as set forth in this LLC Agreement, the Delaware Act and other applicable law. To the maximum extent allowed by the Delaware Act and other applicable law, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable against the assets of such Series only, and not against the assets of the Company generally.

4.2 Company Liabilities. A Member or Economic Interest Owner will not be personally liable for any debts or losses of the Company beyond the Member's or Economic Interest Owner's respective capital contributions and any obligation of the Members and Economic Interest Owners to make additional Capital Contributions as provided in this LLC Agreement, except as required by law.

4.3 Priority and Return of Capital. Except as otherwise expressly provided in this LLC Agreement, no Member or Economic Interest Owner shall have priority over any other Member or Economic Interest Owner, either for the return of Capital Contributions or for Net Profits, Net Losses or distributions; provided that this Section shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

4.4 Liability of a Member or Economic Interest Owner to the Company. A Member or Economic Interest Owner who rightfully receives a return in whole or in part of its Capital Contribution is liable to the Company only to the extent now or hereafter provided by the Delaware Act.

4.5 Independent Activities. Except as may otherwise be agreed upon in writing between the Company and a Member or Economic Interest Owner, each Member or Economic Interest Owner shall be required to devote only such time to the affairs of the Company as such Member or Economic Interest Owner determines in its sole discretion, and each such Member or

Economic Interest Owner shall be free to serve any other Person in any capacity that it may deem appropriate in its discretion; provided, however, that no Member or Economic Interest Owner shall either directly or indirectly engage in any activities which in any way concern or are related to the license, sale, provision, use or marketing of products, services or activities which are licensed, sold, provided, used or marketed by the Company or its Subsidiaries, or which activities otherwise are competitive with the Company or its Subsidiaries or otherwise, without first acquiring the written approval of each of the representatives of the Management Committee not appointed by the Member or Economic Interest Owner requesting or requiring such approval, and except as otherwise permitted by the Employment Agreement between Dayton Hahs and CEL as successor to Power Systems Solutions, L.L.C., Missouri limited liability company ("PSS"), the Employment Agreement between L. Tim Clemons and CEL as successor to PSS, and that certain Amended and Restated Noncompete Agreement between Michael Cillissen and CEL.

ARTICLE 5
MEETINGS OF MEMBERS

5.1 Annual Meeting. The annual meeting of the Members shall be held on the second Tuesday in April or at such other time as shall be determined by the Members for the purpose of the transaction of such business as may come before the meeting. The matters requiring the consent of the Members are set forth in Section 3.10.

5.2 Special Meetings. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by any Member or Members holding at least one-fifth (1/5) of all Series CE Voting Interests held by the Members.

5.3 Place of Meetings. The Members may designate any place, either within or outside the state of Delaware, as the place of meeting for any meetings of the Members. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal place of business of the Company.

5.4 Notice of Meetings. Except as provided in Section 5.5 below, for any annual meeting held at such time as provided in Section 5.1 above, and for all special meetings, written notice stating the place, day, and hours of the meeting and the purpose or purposes for which the meeting is called shall be delivered not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Members calling the meeting, to each Member entitled to vote at the meeting. If mailed, the notice shall be deemed to be delivered two (2) calendar days after being deposited in the United States mail, addressed to the Member at the Member's address as it appears on the books of the Company, with postage thereon prepaid.

5.5 Meeting of all Members. If all of the Members shall meet at any time and place, either within or outside of the state of Delaware, and consent to the holding of a meeting at that

time and place, the meeting shall be valid without call or notice, and at the meeting lawful action may be taken.

5.6 Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjourned meeting, the date on which notice of the meeting is mailed shall be the record date for the determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, the determination shall apply to any adjourned meeting.

5.7 Quorum. Three Members, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any meeting of Members, the Members represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At any adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

5.8 Voting. If a quorum is present, the affirmative vote of three Members of the relevant Series (or in the case of Series CEL, the lesser of three Members or all Members whose representative on the CEL management committee at such time may cast votes) shall be the act of the Members respecting such Series, unless the vote of a greater proportion or number is required by this LLC Agreement, the Company's Certificate of Formation or the Delaware Act. Unless otherwise expressly provided in this LLC Agreement or required under applicable law, Members who have an interest (economic or otherwise) in the outcome of any particular matter upon which the Members vote or consent, their vote shall be counted in the determination of whether the requisite matter was approved by the Members.

5.9 Proxies. At all meetings of Members a Member may vote in person or by proxy executed in writing by the Member or a duly authorized attorney-in-fact. The proxy shall be delivered to any one (1) or more of the remaining Members before or at the time of the meeting. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy.

5.10 Action by Members without a Meeting. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more counterparts of a written consent describing the action taken and signed by each Member entitled to vote, which consent shall be included in the minutes or filed with the Company records. Action taken under this Section is effective when all Members entitled to vote have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

5.11 Waiver of Notice. When any notice is required to be given to any Member, a waiver of the notice in writing signed by the person entitled to the notice, whether before, at, or after the given time stated therein, and delivered to the Company for inclusion in the minutes or filing with the Company records, shall be equivalent to the giving of the notice. A Member's attendance at any meeting shall constitute a waiver: (i) to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to the holding of the meeting or transacting business at the meeting; and (ii) to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless such person objects to considering the matter when it is presented.

5.12 Chairperson of Meeting; Designation of Authorized Representatives. Each meeting of Members shall be conducted by the Chairman or such other Person as the Chairman may appoint pursuant to such rules for the conduct of the meeting as the Chairman or such other Person deems appropriate. Each Member shall designate to the Chairman, in writing, one (1) authorized representative of the Member who will vote or consent on all matters under this LLC Agreement for such Member. Such designation will continue until revoked in writing. Within thirty (30) days of the execution of this Agreement, the Members shall designate their initial authorized representative.

ARTICLE 6
CAPITAL CONTRIBUTIONS

6.1 Initial Capital Contributions. A Capital Account shall be maintained for each Member as provided in Section 2.1(b) above, which shall include the initial Capital Contribution of each Member as set forth on Exhibit A, attached hereto. The number of Units of Voting Interest and Economic Interest of each Member in each Series shall be as also set forth in Exhibit A. No Member shall have any interest or rights in the capital contributed by any other Member.

6.2 Additional Capital Contributions.

6.2.1 Series CEL Additional Contributions. If the holders of all of the Series CEL Common Economic Interests determine that CEL needs an Additional Capital Contribution, the Management Committee of the Company shall require the holders of the Series CEL Common Economic Interests to make an Additional Capital Contribution in the amount so determined by such Series CEL Economic Interest holders. Unless otherwise agreed by the Series CEL Common Economic Interest holders, each such holder shall within thirty (30) days of such determination contribute their respective share of the additional contribution to the capital of the Company, which share shall be determined on a pro rata basis with reference to the relationship of each respective Member's or Economic Interest Owner's Economic Interest of such Series to the total of the Economic Interests of all of the Members and Economic Interest Owners of such Series. The Chairman shall make such determination and provide notice to each Member and Economic Interest Owner of such Series within ten (10) days of such vote or consent of the call for such additional contribution, the amount to be contributed by such person, and the date on which such contribution is due. Unless otherwise agreed to by the affirmative vote or consent of all of the Members holding such Series, all such additional Capital Contributions shall be made in cash. No voluntary contributions to capital shall be made by any Member or Economic Interest Owner absent the affirmative vote or consent of all of the Members. If all of the Series CEL Common Economic Interest holders determine to allow such additional capital contribution by a person who is not presently a Series CEL Common Economic Interest holder, such person shall be admitted as a Member of the Company and shall be issued a number of Series CEL Common Equity Interest units as may be determined by the then existing Series CEL Common Economic Interest holders. Any Additional Capital Contributions made to the Company pursuant to this Section 6.2.1 shall be immediately made to CEL and any Member making an Additional Capital Contribution pursuant to this Section 6.2.1 is hereby authorized to make such Contribution directly to CEL on the Company's behalf. If not all Members make their proportionate contribution, the amount of any Additional Capital Contribution for such particular capital call shall be returned immediately.

6.2.2 Series CE and SEL Additional Capital Contributions. The Members and Economic Interest Owners recognize that Series CE or SEL of the Company may require additional capital from time to time in order to accomplish the purposes and the business for which the Company is formed. If by an affirmative vote or consent all of the Members holding Voting Interests in such particular Series determine in good faith that additional Capital Contributions for a particular Series are necessary for the operation of the Company or its Subsidiaries, each Member and Economic Interest Owner of such Series shall within thirty (30) days of such vote or consent contribute their respective share of the additional contribution to the capital of the Company as determined by all of the Members of such Series pursuant to such affirmative vote or consent, which share shall be determined on a pro rata basis with reference to the relationship of each respective Member's or Economic Interest Owner's Economic Interest of such Series to the total of the Economic Interests of all of the Members and Economic Interest Owners of such Series. The Chairman shall make such determination and provide notice to each Member and Economic Interest Owner of such Series within ten (10) days of such vote or consent of the call for such additional contribution, the amount to be contributed by such person, and the date on which such contribution is due. Unless otherwise agreed to by the affirmative vote or consent of all of the Members holding such Series, all such additional Capital Contributions shall be made in cash. No voluntary contributions to capital shall be made by any Member or Economic Interest Owner absent the affirmative vote or consent of all of the Members. Any Additional Capital Contributions made to the Company for the benefit of SEL pursuant to this Section 6.2.2 shall be immediately made to SEL and any Member making an Additional Capital Contribution pursuant to this Section 6.2.2 is hereby authorized to make such Contribution directly to SEL on the Company's behalf. If not all Members make their proportionate contribution, the amount of any Additional Capital Contribution for such particular capital call shall be returned immediately.

6.3 Breach or Violation of Indemnity Obligations.

6.3.1 None of the terms, covenants, obligations or rights contained in Section 6.2 and this Section 6.3 are or shall be deemed to be for the benefit of any Person or entity other than the Members, Economic Interest Owners, and the Company, and no such third person shall under any circumstances have any right to compel any actions or payments by the Members or Economic Interest Owners.

6.3.2 Any breach or violation by a Member (including a Member possessing only voting rights as provided for under this LLC Agreement) of any indemnity obligations contained in this LLC Agreement will result in such Member or Economic Interest Owner being deemed a "Non-Contributing Person" by reason of the failure to make an additional Capital Contribution in the amount of the losses, damages, costs and expenses (including reasonable attorneys' fees) incurred by the Company or the non-breaching Members by reason of such breach or violation. If the deemed Non-Contributing Person fails to cure such breach or violation to the satisfaction of the Management Committee and the non-breaching Members within thirty (30) days after its receipt of notice of such breach or violation from the Management Committee (which notice shall be sent pursuant to a unanimous vote of the Management Committee determined in good faith, except that any representative of the Non-Contributing Person in the Management Committee shall not be permitted to vote on such action), the deemed Non-Contributing Person shall relinquish all voting rights associated with its Voting and Economic Interest for all Series, and the Negative Preference Contribution Account of the Non-Contributing Person will be decreased by an amount equal to the value of such damages as determined by the Management Committee. Thereafter, the deemed Non-Contributing Person may cure such breach or violation by making a cure contribution; provided, however, that should it ultimately be determined by the affirmative vote or consent of a Majority in Interest or by a court of competent jurisdiction that any such damages were not attributable to a breach or violation of this LLC Agreement by such deemed Non-Contributing Person, such deemed Non-Contributing Person shall immediately be reinvested with any and all voting rights lost on account the operation of this Section 6.3.2 and any economic consequences of the tentative operation of this Section 6.3.2 on the Non-Contributing Person (such as a loss of distributions or payment by such Non-Contributing Person of any Cure Contribution or other payment in respect of such alleged breach or violation) shall be properly cured and reversed.

6.4 Negative Preference Contributions.

6.4.1 A "Negative Preference Contribution Account" which shall be a memorandum account, shall be maintained for each Member with respect to its Series SEL Economic Interests.

6.4.2 Each Member's Negative Preference Contribution Account shall have an initial balance of zero and be decreased as follows:

6.4.2.1 In the case of Holdings, the initial balance in its Negative Preference Contribution Account shall be decreased by: (A) the amount of any "Indemnifying Losses" (as hereinafter defined) which are incurred by the Company by reason of the breach by Holdings of any of the terms, conditions, covenants, representations, or warranties contained in the Exchange Agreement (as hereinafter defined); (B) an amount as determined for such Member as set forth in Section 6.3.2; and (C) an amount equal to a return thereon at the rate of eight percent (8%) per annum (the daily portion of which shall be deemed deducted from the Negative Preference Contribution Account on a daily basis).

6.4.2.2 In the case of all other Members (excluding Holdings), the initial balance in their respective Negative Preference Contribution Account shall be decreased by: (A) such Member's "Proportionate Pre-Closing Percentage" of the value of any Indemnifying Losses incurred by Holdings by reason of the breach by the Company of any terms, conditions, covenants, representations, or warranties contained in the Exchange Agreement; and (B) an amount equal to a return thereon at the rate of eight percent (8%) per annum (the daily portion of which shall be deemed deducted from the Negative Preference Contribution Account on a daily basis).

6.4.3 Each Member's Negative Preference Contribution Account shall be increased (but not above zero) by the amount of each distribution for all Series to which each Member was otherwise entitled pursuant to Sections 8.2.1 or 12.7(d) hereof (in each case, as of the time of such deemed distribution).

6.4.4 Definitions. For purposes of this Section 6.4, the following terms shall have the following meanings:

6.4.4.1 The term "Indemnifying Losses" shall mean the "Indemnifying Losses" as such term is defined in that certain Exchange Agreement (the "Exchange Agreement") dated as of the 22nd day of October, 1998, by and among the Company, Holdings and Strategic Energy, L.L.C., a Delaware limited liability company ("SEL").

6.4.4.2 The term "Proportionate Pre-Closing Percentage" shall mean the ownership interest of a Member (other than Holdings) in the Company prior to the issuance of 3,333,334 Units of Economic Interest to Holdings pursuant to the Exchange Agreement, which, for purposes of this LLC Agreement, shall be as follows: (i) KLT shall have a 62.88% Proportionate Pre-Closing Percentage; (i) MTB shall have a 29.47% Proportionate Pre-Closing Percentage; and (i) ELC shall have a 7.65% Proportionate Pre-Closing Percentage.

6.4.5 The Company shall decrease a Member's Negative Preference Contribution Account pursuant to Section 6.4.2 after incurring Indemnifying Losses provided that the Company shall have given such Member twenty (20) days written notice (which notice shall be sent pursuant to a unanimous vote of the Management Committee determined in good faith, except that any representative of the breaching Member in the Management Committee shall not be permitted to vote on such action), of an opportunity to cure the Indemnifying Losses and the facts related thereto. The Company shall reimburse such Member for its damages and attorneys' fees to the extent a Majority in Interest or a court of law determines that the Company incorrectly applied the Indemnifying Losses to a Member's Negative Preference Contribution Account.

6.5 Capital Accounts of Members. The amount of any additional Capital Contribution made by any Member or Economic Interest Owner shall be added to the Capital Account of such contributing Member or Economic Interest Owner for the applicable Series as of the date of expiration of the thirty (30) day periods and/or ten (10) day period, as the case may be, set out in Sections 6.2.1 and 6.2.2 above. Any increase in a Member's or Economic Interest Owner's Preference Contribution Account pursuant to Section 6.3.2 shall not be added to such Member's or Economic Interest Owner's Capital Account for each Series.

6.6 Adjustment of Interests. If additional Capital Contributions are made in accordance with Sections 6.2.1 and 6.2.2 above, or in conjunction with the admission of a new Member pursuant to Article 11 of this LLC Agreement, the Economic and Voting Interests of each Member and Economic Interest Owner shall be adjusted for the applicable Series (which shall be reflected on a revised Exhibit A) to reflect such additional contributions in accordance with the following formula:

6.6.1 Each Member's and Economic Interest Owner's Economic and Voting Interests shall be adjusted to the same ratio as the Member's or Economic Interest Owner's total Adjusted Capital Account bears to the total Adjusted Capital Accounts of all the Members and Economic Interest Owners as of the adjustment date. The adjustment date shall be the date of the expiration of the thirty (30) day period and/or ten (10) day period, as the case may be, set out in Sections 6.2.1 and 6.2.2 above or the date a new Member is admitted, as the case may be.

6.6.2 This Economic and Voting Interests adjustment shall be made after every additional Capital Contribution, whether such additional Capital Contribution is the result of the admission of a new Member or a call for additional contributions. In the event that there is any transfer in whole or in part, of a Member's or Economic Interest Owner's Voting or Economic Interests in the Company, then the transferee of such Member or Economic Interest Owner shall stand in the same position as the Member or Economic Interest Owner whose interest they have acquired, unless all of the Members have agreed otherwise.

6.7 Interest and Other Amounts. No Member or Economic Interest Owner shall receive any interest, salary, or drawing with respect to its Capital Contributions or its Capital Account or for services rendered to or on behalf of the Company or otherwise in its capacity as a Member or Economic Interest Owner, except as otherwise provided in this LLC Agreement or other agreement approved and ratified by all of the Members between the Company and such Member or Economic Interest Owner.

6.8 Amendment of Documents. Except as provided above or pursuant to a Member's or Economic Interest Owner's acquisition of an additional Economic Interest as permitted under this LLC Agreement, any adjustments in Economic or Voting Interests for any Series shall be effectuated by amending this LLC Agreement and the execution and filing of any other documents required by the Delaware Act.

6.9 Withdrawal of Capital Contribution. Except as otherwise provided in this LLC Agreement, the affirmative vote or consent of all of the Members shall be required to modify, compromise or release the amount and/or character of a Member's or Economic Interest Owner's Capital Contribution, or any promise made by a Member as consideration for the acquisition of an interest in the Company. Under circumstances requiring the return of any Capital Contribution, no Member or Economic Interest Owner shall have the right to receive any property of the Company, other than cash, except as may be specifically provided herein.

6.10 Loans of Members. A Member or Economic Interest Owner may loan cash or other property to the Company, should additional funds be required, upon such terms as all of the Members shall agree by affirmative vote or consent. Loans by any Member or Economic Interest Owner to the Company shall not be considered as contributions to the capital of the Company. Except as otherwise provided in this LLC Agreement, none of the Members or Economic Interest Owners shall be obligated to make any loan or advance to the Company.

ARTICLE 7
ALLOCATIONS

7.1 Net Profits of Series CE. After giving effect to the special allocations set forth in this Article 7, Net Profits attributable to Series CE for any fiscal year shall be allocated among the Members and Economic Interest Owners of Series CE as follows and in the following order of priority:

7.1.1 First, to the Series CE Common Economic Interest holders with a Negative Preference Contribution Account balance, until an amount of Net Profit allocated pursuant to this Section 7.1.1 (taking into account the Net Profit allocated pursuant to this Section 7.1.1 for all prior years and the current year) shall equal the aggregate accrued return described in Section 6.4.2.1(B) or 6.4.2.2(B) (as applicable), in proportion of such Members aggregate Negative Preference Contribution Account balance;

7.1.2 Next, to the Series CE Economic Interest holders in proportion to their respective number of Series CE Economic Interest units.

7.2 Net Losses for Series CE. After giving effect to the special allocations set forth in this Article 7, Net Losses attributable for Series CE Economic Interest holders for any fiscal year shall be allocated among the Series CE Economic Interest holders in proportion to their respective number of Series CE Economic Interest units.

7.3 Net Profits of Series SEL. After giving effect to the special allocations set forth in this Article 7, Net Profits attributable to Series SEL for any fiscal year shall be allocated among the Series SEL Economic Interest holders in proportion to their respective number of Series SEL Economic Interest units.

7.4 Net Losses for Series SEL. After giving effect to the special allocations set forth in this Article 7, Net Losses attributable to Series SEL for any fiscal year shall be allocated among the Series SEL Economic Interest holders in proportion to their respective number of Series SEL Economic Interest units.

7.5 Gross Income, Net Profits and Net Losses of Series CEL. After giving effect to the special allocations set forth in this Article 7, gross income, Net Profits and Net Losses as determined after taking into account allocations of gross income pursuant to Section 7.5.1 attributable to Series CEL for any fiscal year shall be allocated among the Members and Economic Interest Owners of Series CEL as follows.

7.5.1 Gross Income Allocation. The Company shall allocate gross income realized by CEL to the holders of a Series CEL Preferred Economic Interest in an amount equal to the Preferred Return which had accrued during such fiscal year.

7.5.2 Net Profits.

7.5.2.1 First, to the holders of Series CEL Common Economic Interests, in an amount equal to the Net Loss allocated to such holders pursuant to Section 7.5.3.3 (and not previously offset by this Section 7.5.2.1), in proportion to their respective number of Series CEL Common Economic Interest units;

7.5.2.2 Next, to the holders of the Series CEL Preferred Economic Interest holders, in an amount equal to the Net Loss allocated to such holders pursuant to Section 7.5.3.2 (and not previously offset by this Section 7.5.2.2), in proportion to the Net Loss allocated pursuant to such Section 7.5.3.2;

7.5.2.3 Next, to the holders of to the holders of Series CEL Common Economic Interests, in an amount equal to the Net Loss allocated to such holders pursuant to Section 7.5.3.1 (and not previously offset by this Section 7.5.2.3),in proportion to the Net Loss allocated pursuant to such Section 7.5.3.1;

7.5.2.4 Then, to the holders of Series CEL Common Economic Interests, in proportion to their respective number of Series CEL Common Economic Interest units.

7.5.3 Net Losses. Net Losses attributable to Series CEL for any fiscal year shall be allocated among the Members and Economic Interest Owners of Series CEL as follows and in the following order of priority:

7.5.3.1 First, to the holders of Series CEL Common Economic Interests, to the extent of their positive Capital Account balances, in proportion to their respective number of Series CEL Common Economic Interest units;

7.5.3.2 Next, to the holders of the Series CEL Preferred Economic Interest holders, to the extent of their respective Remaining Liquidation Values, in proportion to their respective amounts of Remaining Liquidation Value.

7.5.3.3 Then, to the holders of Series CEL Common Economic Interests, in proportion to their respective number of Series CEL Common Economic Interest units.

7.5.4 Contribution and Deduction with Respect to CEL Phantom Stock Plan. MTB shall contribute to CEL an amount equal to CEL's obligation under the Custom Energy Phantom Stock Plan (the "Phantom Plan") with respect to the SEL Component, as defined in the Phantom Plan, of any such payment obligation. To the extent MTB makes such contribution to CEL, MTB will be allocated the deduction attributable to CEL's payment of the SEL Component equal to such contribution amount. MTB is not entitled to receive any additional units as a result of such contribution.

7.6 Special Allocations. Notwithstanding the prior allocation provisions, the special allocations set forth in Exhibit B shall be made in the order set forth therein.

ARTICLE 8
ACCOUNTING, DISTRIBUTIONS AND TAXES

8.1 Distribution of Cash for Series SEL. Within 45 days after the close of each quarter of each fiscal year, or more frequently upon the affirmative vote or consent of the Management Committee of SEL, cash received by the Company from distributions from SEL shall be distributed to the Members and Economic Interest Owners for such Series as follows:

8.1.1 First, to the Series SEL Members and Economic Interest Owners in proportion to the number of their respective SEL Economic Interest Units in an amount equal to forty-five percent (45%) of the Net Profits of the Company attributable to Series SEL with respect to such period (and prior periods if not previously distributed), or such greater amount as may be determined upon the affirmative vote or consent of all of the SEL Management Committee or required to pay any "Accrued Flow-Through Tax Liability" attributed to the Members from the Company;

8.1.2 Next, to the Series SEL Members and Economic Interest Owners in proportion to their respective number of Series SEL Economic Interest units.

Further, notwithstanding the foregoing, no distributions shall be made unless, after distribution is made, the assets of the Company attributable to such Series are in excess of the liabilities of the Company attributable to such Series, except amounts payable to Members or Economic Interest Owners on account of Capital Contributions.

For purposes of this Article 8, the term "Accrued Flow-Through Tax Liability" shall mean any federal or state tax liability assessed against the Members by virtue of any Net Profits of the Company.

8.2 Distribution of Cash for Series CE. Within 45 days after the close of each quarter of each fiscal year, or more frequently upon the affirmative vote or consent of the Management Committee, available cash of the Company (other than cash received by the Company from distributions from CEL or SEL) shall be distributed to the Members and Economic Interest Owners for such Series as follows:

8.2.1 First, to the Series CE Members and Economic Interest Owners with a Negative Preference Contribution Account balance in proportion to their respective Negative Preference Contribution Account balances, up to the amount necessary to reduce all such Preference Contribution Account balances to zero;

8.2.2 Next, to the Series CE Members and Economic Interest Owners in proportion to the number of their respective CE Economic Interest Units in an amount equal to forty-five percent (45%) of the Net Profits of the Company attributable to Series CE with respect to such period (and prior periods if not previously distributed), or such greater amount as may be determined upon the affirmative vote or consent of all of the Management Committee or required to pay any "Accrued Flow-Through Tax Liability" attributed to the Members from the Company;

8.2.3 Next, to the Series CE Members and Economic Interest Owners in proportion to their respective number of Series CE Economic Interest units.

Further, notwithstanding the foregoing, no distributions shall be made unless, after distribution is made, the assets of the Company attributable to such Series are in excess of the liabilities of the Company attributable to such Series, except amounts payable to Members or Economic Interest Owners on account of Capital Contributions.

8.3 Distribution of Cash for Series CEL. Within forty five (45) days after the close of each quarter of each fiscal year, or more frequently upon the affirmative vote or consent of all of the management committee of CEL, cash received by the Company from distributions from CEL shall be distributed to the Members and Economic Interest Owners for such Series as follows:

8.3.1 First, to each holder of Series CEL Preferred Economic Interest, an amount equal to any balance in such holder's Preferred Return Account;

8.3.2 Next, an amount equal to 45% of the Net Profits with respect to such period (and prior periods if not previously distributed), if any, to the Members and Economic Interest Owners holding Series CEL Common Economic Interests in proportion to their respective number of Series CEL Economic Interest Units;

8.3.3 Next, an amount, as designated by the CEL Management Committee, on or before the dates specified below, to the holders of Series CEL Preferred Economic Interest, as set forth below:

Calendar Year	Distribution amount
2000	$500,000
2001	$1,000,000
2002	$1,500,000
2003	$2,000,000
2004	$2,000,000
2005	Remaining Liquidation Value

Upon the payments of the above amounts, a proportionate share of the Series CEL Preferred Economic Interest units shall be canceled so that upon the final payment no such units shall be outstanding; and

8.3.4 Then, to the Members and Economic Interest Owners holding Series CEL Common Economic Interests in proportion to their respective number of SEL Economic Interest Units.

Further, notwithstanding the foregoing, no distributions shall be made unless, after distribution is made, the assets of the Company attributable to such Series are in excess of the liabilities of the Company attributable to such Series, except amounts payable to Members or Economic Interest Owners on account of Capital Contributions.

8.4 Other Distributions. Notwithstanding anything to the contrary in this LLC Agreement, the Members expressly agree that all the gain or income, and all associated tax consequences, resulting from the sale of those certain PSE&G Rebate Streams set forth in Exhibit C to this Agreement shall be distributed to KLT and MTB in accordance to their respective pre-merger percentages in PSS, as set forth in Section 6.4.4.2 withing thirty (30) days after the Company's receipt of the proceeds from the sale of the PSE&G Rebate Stream. Further, any tax consequences associated with the reconciliation of the book/tax difference of the PSE&G Rebate Stream shall also be distributed to KLT and MTB in accordance to their respective pre-merger percentages in PSS, as set forth in Section 6.4.4.2.

8.5 Accounting. The fiscal and tax year of the Company shall be the calendar year. For tax purposes, the records of the Company shall be maintained on an accrual method of accounting. The books of account of the Company shall be kept and maintained at all times at the principal place of business of the Company or such other location as determined by the Management Committee. Each Member shall have the right at all reasonable times during usual business hours to audit, examine and make copies of or extracts from the books of account of the Company, and a list of the names and addresses of all of the Members and Economic Interest Owners. Such right may be exercised through any agent of such Member. Each Member shall bear all expenses incurred in any examination made for its account.

As soon as reasonably practicable after the end of each calendar month, the Chief Executive Officer shall furnish each Member and Economic Interest Owner with an interim unaudited balance sheet of the Company as of the last day of such calendar month, an unaudited statement of profit or loss of the Company for such calendar month, and an unaudited statement of cash receipts and disbursements for such calendar month, each separately stating such amounts for each Series and each prepared in accordance with generally accepted accounting principles. As soon as reasonably practicable after the end of each fiscal and tax year, the Chief Executive Officer shall furnish each Member and Economic Interest Owner with: (i) a balance sheet of the Company as of the last day of such fiscal or tax year, a statement of profit or loss of the Company for such year, and a statement of cash receipts and disbursements, each separately stating such amounts for each Series and each prepared in accordance with generally accepted accounting principles and audited by the Company's independent certified public accountants; (ii) a statement showing the amounts allocated to or allocated against each Member and Economic Interest Owner pursuant to Article 7 of this LLC Agreement during or in respect of such year, and any items of income, deduction, credit, or loss allocated to them; and (iii) a copy of the federal income tax return of the Company.

8.6 Tax Elections. Upon the affirmative vote or consent of the Management Committee, the Tax Matters Member shall make any tax election for the Company allowed under the Internal Revenue Code of 1986, as amended; provided, however, that upon the request of a transferring or distributing Member (of LLC property), the Tax Matters Member shall make an election to cause the basis of Company property to be adjusted for federal income tax purposes as provided by Section 734 and 743 of the Internal Revenue Code of 1986, as amended, pursuant to such transfer of an Economic Interest or the death of or distribution of property to such Member or Economic Interest Owner provided further however, that the requesting Member shall reimburse the Company for all incremental reporting costs associated therewith.

8.7 Tax Matters Partner. KLT is hereby designated as the Tax Matters Partner of the Company pursuant to applicable provisions of the Internal Revenue Code of 1986, as amended, and the regulations thereunder. If KLT ceases to be a Member, its status as Tax Matters Partner shall cease, and a successor Tax Matters Partner shall be as chosen by the affirmative vote or consent of all of the Members.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1 In General. As of the date hereof, each Member (each a "Representing Party") makes each of the following representations and warranties applicable to such Member:

9.1.1 If such Representing Party is a corporation, partnership, trust, limited liability company, limited liability partnership or any other legal entity, it is duly organized or duly formed, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or formation and has the power and authority as an entity to own its property and carry on its business as owned and carried on at the date hereof and as contemplated hereby. Such Representing Party is duly licensed or qualified to do business and in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a material adverse effect on its financial condition or its ability to perform its obligations hereunder. Such Representing Party has the power and authority as an entity to execute and deliver this LLC Agreement and to perform its obligations hereunder and the execution, delivery, and performance of this LLC Agreement has been duly authorized by all necessary actions of the Representing Party entity. This LLC Agreement constitutes the legal, valid, and binding obligation of such Representing Party.

9.1.2 Neither the execution, delivery, and performance of this LLC Agreement nor the consummation by such Representing Party of the transactions contemplated hereby (i) will conflict with, violate, or result in a breach of any of the terms, conditions, or provisions of any law, regulation, order, writ, injunction, decree, determination, or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator, applicable to such Representing Party, (ii) will conflict with, violate, result in a breach of, or constitute a default under any of the terms, conditions, or provisions of the articles of incorporation, bylaws, partnership agreement, certificate of formation, articles of organization, or other formation and operating documents of such Representing Party, or of any material agreement or instrument to which such Representing Party is a party or by which such Representing Party is or may be bound or to which any of its material properties or assets is subject, (iii) will conflict with, violate, result in a breach of, constitute a default under (whether with notice or lapse of time or both), accelerate or permit the acceleration of the performance required by, give to others any material interests or rights, or require any consent, authorization or approval under any indenture, mortgage, lease agreement, or instrument to which such Representing Party is a party or by which such Representing Party is or may be bound, or (iv) will result in the creation or imposition of any lien upon any of the material properties or assets of such Representing Party.

9.1.3 Any registration, declaration or filing with, or consent, approval, license, permit or other authorization or order by, any governmental or regulatory authority, domestic or foreign, that is required in connection with the valid execution, delivery, acceptance and performance by such Representing Party under this LLC Agreement or the consummation by such Representing Party of any transaction contemplated hereby has been completed, made or obtained on or before the effective date of this LLC Agreement.

9.1.4 There are no actions, suits, proceedings or investigations pending or, to the knowledge of such Representing Party, threatened against or affecting such Representing Party or any of their properties, assets, or businesses in any court or before or by any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator which could, if adversely determined (or, in the case of an investigation could lead to any action, suit, or proceeding, which if adversely determined could) reasonably be expected to materially impair such Representing Party's ability to perform its obligations under this LLC Agreement or to have a material adverse effect on the consolidated financial condition of such Representing Party; and such Representing Party has not received any currently effective notice of any default, and such Representing Party is not in default, under any applicable order, writ, injunction, decree, permit, determination, or award of any court, any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitrator which could reasonably be expected to materially impair such Representing Party's ability to perform its obligations under this LLC Agreement or to have a material adverse effect on the consolidated financial condition of such Representing Party.

9.1.5 Such Member acquired its interest in the Company based upon its own investigation, and the exercise by such Member of its rights and the performance of its obligations under this LLC Agreement will be based upon its own investigation, analysis and expertise. Such Member's acquisition of its interest in the Company has been made for its own account for investment, and not with a view to the sale or distribution thereof.

ARTICLE 10
RESTRICTIONS ON TRANSFER

10.1 General.

10.1.1 Except as otherwise specifically provided in this LLC Agreement (including but not limited to Section 10.3), neither a Member nor an Economic Interest Owner shall have the right without the affirmative vote or consent of the Management Committee to sell, assign, encumber, pledge, hypothecate, transfer, exchange, distribute or otherwise transfer for consideration, gift, bequeath, distribute or otherwise transfer for no consideration (whether or not by operation of law, except in the case of bankruptcy) (each such action a "Transfer") all or part of its interest in the Company, except for transfers of Voting or Economic Interests from one Member to another and transfers of Voting or Economic Interests from one Member to an Affiliate of that Member. The transfer of the Economic Interest of a Bankrupt Member or Economic Interest Owner shall be governed by Sections 12.4 and 12.5 below. Any purported Transfer of any interest in the Company in contravention of this LLC Agreement shall be null and void and of no force or effect.

10.1.2 Subject to the provisions of Section 10.1.1 above and except as otherwise permitted pursuant to Section 10.1.1, all Transfers shall also be subject to the following rules and conditions: (i) the Transfer shall be in compliance with all applicable federal and state securities laws; (ii) the Transfer shall not result in any materially adverse tax consequence to the Company or any remaining Member; (iii) the Transfer shall not result in the Company being required to register as an investment company under the Investment Company Act of 1940, as amended, or any regulations promulgated thereunder; and (iv) if the Transfer is to a person or entity that is not a Member or an Affiliate of any Member, such Transfer shall be subject to the provisions of Sections 10.3, 10.4 and 10.5, of this LLC Agreement.

10.2 Transferee Not Member in Absence of Consent. Notwithstanding anything contained in this LLC Agreement to the contrary, and except for those transfers permitted under Section 10.1 hereof, if the Management Committee does not by affirmative vote or consent approve of the proposed Transfer of a Member's or Economic Interest Owner's Economic Interest in the Company to a transferee or donee who is not a Member immediately before the Transfer and the admission of such transferee as a Member as provided in Article 11 below, the proposed transferee or donee shall have no right to participate in the management of the business and affairs of the Company, including, without limitation, any rights to appoint representatives to the Management Committee, or to become a Member. Subject to the satisfaction of the requirements of Section 10.1 above, the transferee or donee shall be merely an Economic Interest Owner. Furthermore, except as agreed upon by the Management Committee or as otherwise provided in this LLC Agreement or the Delaware Act, upon a Member's transfer of its Economic Interest, such Member's rights to participate in the management and affairs of the Company, including, without limitation, its voting rights, and any rights to appoint representatives to the Management Committee, shall cease.

10.3 Right of First Offer.

10.3.1 Notwithstanding anything herein to the contrary (including but not limited to Section 10.1.1), if any Member (the "Transferring Member") intends to transfer all or a portion of its Voting Interest or Economic Interest (the "Sale Interest") to any Person or entity who is not a Member or Affiliate of any Member of the Company (a "Third Party"), the Transferring Member shall give written notice (the "Transfer Notice") to the other Members of the same Series (the "Non-Transferring Members") of such intention. The Transfer Notice, in addition to stating the fact of the intention to transfer, shall set forth: (i) the amount of Sale Interest proposed to be transferred; (ii) the name and address of the Third Party; (iii) the proposed amount of consideration and terms and conditions of payment offered by the Third Party; and (iv) that the Third Party has been informed of the Transfer Notice provided for in this Section 10.3. Each of the Non-Transferring Members may, within thirty (30) days of its receipt of a Transfer Notice, exercise an option to purchase its pro-rata portion of the Sale Interest intended to be transferred by the Transferring Member as indicated in the Transfer Notice. Each of the Non-Transferring Members must exercise its option to purchase its pro-rata portion of the Sale Interest on the terms of the Transfer Notice or forfeit its option granted hereunder. The

Non-Transferring Member(s), if any, shall exercise its or their, as the case may be, option by delivering written notice (the "Acceptance Notice") to the Transferring Member within the time period specified above.

10.3.2 The purchase price for the Sale Interest purchased pursuant to this Section 10.3 shall be as set forth in the Transfer Notice. The closing of the sale and purchase shall take place within sixty (60) days after the delivery to the Transferring Member of the Acceptance Notice.

10.3.3 If not all of the Non-Transferring Members elect to exercise their respective option to purchase its pro-rata interest in the remaining portion of the Sale Interest pursuant to Section 10.3(a) above, then the Transferring Member may transfer the Sale Interest according to the terms of the Transfer Notice at any time within one hundred eighty (180) days after the expiration of the thirty (30) day period specified in Section 10.3.1 above. Such transfer shall not require consent pursuant to Section 10.1.1, but shall be subject to all other terms, covenants and conditions of this LLC Agreement.

10.4 Co-Sale Rights. If any Member other than Holdings (the "Existing Member(s)") desires to transfer a Sale Interest to a Third Party (the "Third Party Sale"), such Existing Member shall first give written notice (a "Third Party Sale Notice") to Holdings, and Holdings may elect, in its sole discretion, to participate in such sale and sell a proportionate share (determined with respect to the ratio of the Sale Interest to the Voting Interest or Economic Interest, as the case may be, owned by the Existing Member) of its Voting Interest or Economic Interest, as the case may be, then owned by Holdings to the same Third Party on the same terms and conditions as the Existing Member (the "Co-Sale Right"). Such Third Party Sale Notice shall set forth: (i) the amount of Sale Interest proposed to be transferred; (ii) the name and address of the Third Party; (iii) the proposed amount of consideration and terms and conditions of payment offered by the Third Party; and (iv) that the Third Party has been informed of the Co-Sale Right provided for in this Section 10.4. Holdings shall notify the Existing Member within thirty (30) days of receipt of the notice of the Third Party Sale, whether Holdings shall exercise its Co-Sale Right, and if Holdings does not give such notice in a timely manner, such right shall expire with respect to such instance. Upon the consummation of a sale by Holdings pursuant to its exercise of its Co-Sale Right in connection with a Third Party Sale, Holdings shall make available for transfer the certificate representing the respective Voting Interest or Economic Interest being transferred, as the case may be, and shall be entitled to receive its pro rata share of the proceeds of such Third Party Sale simultaneously with such transfer. The Co-Sale Right may be exercised any number of times but may not be transferred by Holdings under any circumstances. To the extent the Third Party refuses to purchase the Voting Interest or Economic Interest, or any part thereof, from Holdings, the Existing Member shall not be permitted to transfer the Sale Interest to such Third Party.

10.5 Come Along Rights. Notwithstanding the other provisions of this Article 10, if all but one of the Members (the "Selling Members") negotiate a bona fide disposition of all the

Voting and Economic Interests owned by the Selling Members to a Third Party, which disposition has complied with the procedures of this Article 10, the other Member (the "Other Member") shall, upon the written request of the Selling Members, sell to the Third Party all Voting and Economic Interests owned by the Other Member at the time on the same terms and conditions on which the Voting and Economic Interests of the Selling Members are negotiated to be sold to the Third Party by the Selling Members. The Selling Members shall give the Other Member written notice, executed by each Selling Member, of any proposed disposition under this Section 10.5 at least thirty (30) days prior to the date on which such disposition is scheduled to be consummated, including the terms and conditions thereof. Provided, however, that the obligations of KLT to sell pursuant to this Section 10.5 shall be conditioned upon KLT obtaining all required approvals under that certain Agreement and Plan of Merger among Western Resources, Inc., Kansas City Power & Light Company and other named parties, dated as of March 18, 1998, as amended from time to time, which condition shall terminate and be of no further effect upon the consummation of such merger. KLT agrees to use commercially reasonable best efforts to obtain any such required approvals.

ARTICLE 11
ADMISSION OF SUCCESSOR MEMBERS OR NEW MEMBERS

11.1 Admission of Successor Members or New Members. A Person, including a transferee or donee of a Member or other Person owning an Economic Interest, shall be deemed admitted as a Member of the Company only upon the satisfactory completion of the following:

(a) Except for those Transfers permitted pursuant to Section 10.1.1, the Management Committee shall have consented to the admission of the Person as a Member of the Company and, in the case of a new Member, the Management Committee shall have consented to the amount and character of the proposed Capital Contribution of such new Member.

(b) The Person shall have accepted and agreed to be bound by the terms and provisions of this LLC Agreement and such other documents or instruments as the Management Committee may require.

(c) The Person shall have executed a counterpart of this LLC Agreement to evidence the consents and agreements above, and any changes in the Certificate of Formation of the Company and this LLC Agreement shall have been executed and filed as deemed necessary by the Management Committee.

(d) If the Person is a corporation, partnership, limited liability company, trust, association or other entity, the Person shall have provided the Management Committee with evidence satisfactory to counsel for the Company of its authority to become a Member under the terms and provisions of this LLC Agreement.

(e) If required by the Management Committee, counsel for the Company or a qualified counsel for the transferee or donee or new Member, which counsel shall have been approved of by the Members, shall have rendered an opinion to the Members that the admission of the Person as a Member is in conformity with the Delaware Act and that none of the actions in connection with the admission will cause the termination or dissolution of the Company or will adversely affect its classification as a partnership for federal and state income tax purposes.

(f) The Person, as required by the Management Committee, shall have paid all reasonable legal fees of the Company and the Members and filing costs in connection with its admission as a Member.

11.2 Financial Adjustments. No new Members shall be entitled to any retroactive allocation of losses, income, or expense deductions incurred by the Company. The Company shall, at its option, at the time a Member is admitted, do one of the following (i) close the Company's books (as though the Company's tax year had ended) or (ii) make pro rata allocations of loss, income, and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

ARTICLE 12
TERM. TERMINATION. AND DISTRIBUTION UPON LIQUIDATION

12.1 Term. The term of the Company commenced on the date the Certificate of Formation for the Company is filed in the Office of the Delaware Secretary of State in accordance with the Delaware Act and shall continue until December 31, 2047, unless earlier dissolved by the unanimous written consent of all of the Members, or the provisions of the Certificate of Formation, this LLC Agreement or the Delaware Act.

12.2 Withdrawal of a Member. A Member may withdraw, retire or resign from the Company at any time upon giving ninety (90) days prior written notice of such withdrawal to the remaining Members; provided, however, that absent the approval of such withdrawal by the affirmative vote or consent of all of the remaining Members within such ninety (90) day notice period, such a withdrawal shall be deemed a breach of this LLC Agreement allowing the Company to recover from the withdrawing Member damages for such breach as reasonably determined by the remaining Members, including, without limitation, attorneys' fees, and offset such damages against the amounts otherwise distributable to the withdrawing Member.

Subject to the remaining provisions of this LLC Agreement, upon the withdrawal of a Member, the withdrawing Member shall be entitled to the "net asset value" of its aggregate Economic Interest in each Series it owns, which amount shall be the value of the Series' assets, net of the debts, liabilities and obligations attributable to the Series; less any deficit balance in the withdrawing Member's Capital Account, such consideration which the Company shall pay in cash at the closing, which closing shall be within thirty (30) days of the date such purchase price is determined at such time and place as designated by the Company. For purposes of this determination, the value of the Company's assets, other than cash, certificates of deposit and other instruments the value of which are readily ascertainable, shall be determined with reference to the fair market value of such assets as determined by the Company's regularly employed independent certified public accountant, which determination shall be final, binding and conclusive upon all parties.

Notwithstanding the foregoing, if such withdrawal is deemed to be a breach of this LLC Agreement as provided above, then the amount to which the withdrawing Member is entitled for its Economic Interest shall not include any amount attributable to the goodwill of the Company and shall be reduced by an amount equal to any damages attributable to such breach as described above.

12.3 Events of Dissolution. Unless the continuation of the Company's business is approved by the affirmative vote or consent of all of the remaining Members within ninety (90) days of an event of withdrawal, the Company shall immediately dissolve upon an event of withdrawal. An event of withdrawal shall include:

12.3.1 The withdrawal, retirement or resignation of a Member absent the approval of the remaining Members and the failure to purchase a withdrawing Member's Economic Interest as provided in Section 12.2 above;

12.3.2 In the case of a Member that is a natural person, the death or insanity of such Member or the entry by a court of competent jurisdiction adjudicating such Member incompetent to manage his person or his estate;

12.3.3 A Member becoming a Bankrupt Member (as defined in Section 12.4 below);

12.3.4 In the case of a Member that is a trust, the termination of the trust or the distribution of such trust's entire interest in the Company, but not merely the substitution of a new trustee;

12.3.5 In the case of a Member that is a general or limited partnership, the dissolution and commencement of winding up of such partnership or a distribution of its entire interest in the Company;

12.3.6 In the case of a Member that is a corporation, the filing of articles of dissolution, or their equivalent, for the corporation or revocation of its charter or its distribution of its entire interest in the Company;

12.3.7 In the case of a Member that is an estate, the distribution by the fiduciary of the estate's entire interest in the Company;

12.3.8 In the case of a Member that is a limited liability company, the filing of a certificate of cancellation or articles of dissolution or termination, or their equivalent, for the limited liability company or a distribution of its entire interest in the Company;

12.3.9 December 31, 2047;

12.3.10 The affirmative vote or consent by all of the Members to dissolve, wind up and liquidate the Company;

12.3.11 The happening of any other event that makes it unlawful or impossible to carry on the business of the Company; or

12.3.12 Any event which causes there to be only one (1) Member.

Except as otherwise provided in this LLC Agreement or the Delaware Act, upon the occurrence of an event of withdrawal as described in subsection (a) through (h) above, the Member subject of such an event shall cease to be a Member and shall thereafter be an Economic Interest Owner. An event of withdrawal shall not include a Transfer of a Member's interest pursuant to Article 10 above.

12.4 Bankruptcy of a Member. A "Bankrupt Member" shall mean any Member or Economic Interest who:

12.4.1 makes an assignment for the benefit of its creditors;

12.4.2 files a voluntary petition in bankruptcy;

12.4.3 files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation or files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of such nature;

12.4.4 seeks, consents or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or Economic Interest Owner or of all or any substantial part of its property; or

12.4.5 is the subject of any proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, and one hundred twenty (120) days after commencement of such proceeding, the proceeding has not been dismissed; or without the Members' or Economic Interest Owners' consent or acquiescence has had a trustee, receiver or liquidator appointed for itself or for a substantial part of its property and the appointment is not vacated or stayed, or within ninety (90) days after the expiration of any such stay, the appointment is not vacated.

12.5 Option to Purchase. The remaining Members shall have the option to purchase the Economic Interest of a Bankrupt Member for the purchase price determined and paid in accordance with the methodology, terms and conditions provided in Section 12.2 above for the purchase of a withdrawing Member's interest; provided, however, that no discounts shall be made to the purchase price for any deemed breach of the LLC Agreement. If the remaining Members do not elect to acquire all of the Bankrupt Member's interest, the interest shall be transferred in accordance with Article 10 above, or if not transferred, retained by the Bankrupt Member. If the remaining Members exercise their option hereunder and the Bankrupt Member fails to assign its interest in the Company at the time and place fixed for closing, then the remaining Members may enforce the obligation of the Bankrupt Member by an action for specific performance.

12.6 Cessation of Business. In the event of the occurrence of any event effecting the dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until the Chairman has filed a certificate of cancellation in the office of Delaware Secretary of State or until a decree terminating the Company has been entered by a court of competent jurisdiction.

12.7 Winding Up. Liquidation. and Distribution of Assets. Upon dissolution, an accounting shall be made of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution and the Chairman shall immediately proceed to wind up the affairs of the Company. If the Company is dissolved and its affairs are to be wound up, the Chairman shall:

(a) Collect and sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent a Majority in Interest may determine to distribute any assets to the Members and Economic Interest Owners in kind);

(b) Allocate any Net Profits or Net Losses resulting from such sale or other disposition of the Company's assets to the Members' and Economic Interest Owners' Capital Accounts for each Series in accordance with Section 2.1(c) above;

(c) Discharge all debts, liabilities and obligations of the Company, including those to Members and Economic Interest Owners who are creditors, to the extent otherwise permitted by law, other than debts, liabilities and obligations to Members and Economic Interest Owners for distributions, and establish such reserves as the Management Committee may deem reasonably necessary to provide for contingencies or liabilities of the Company (for purposes of determining the Capital Accounts of the Members and Economic Interest Owners, the amounts of such reserves shall be deemed to be an expense of the Company);

(d) Distribute the remaining assets, separately by Series, to the Members and Economic Interest Owners for each Series either in cash or in kind, with any assets distributed in kind being valued for this purpose at their fair market value, in accordance with such Members' positive Capital Account balances and the allocation provisions of Article 7. If CEL Series assets are distributed in kind, the CEL assets will be first distributed to the Series CEL Common Economic Interest holders.

If any assets of the Company are to be distributed in kind, the fair market value of those assets as of the date of dissolution, other than cash, certificates of deposit and other instruments the value of which are readily ascertainable, shall be as determined as provided in Section 12.2 above. Those assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members and Economic Interest Owners shall be adjusted pursuant to the provisions of this LLC Agreement to reflect such deemed sale;

(e) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated; and

(f) The remaining Members shall comply with any applicable requirements of the Delaware Act pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

12.8 Certificate of Cancellation. When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining assets have been distributed to the Members and Economic Interest Owners, the Chairman shall execute a certificate of cancellation setting forth the information required by the Delaware Act and shall be delivered to the Delaware Secretary of State.

12.9 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this LLC Agreement, upon dissolution, each Member and Economic Interest Owner shall look solely to the assets of the Company for the return of its Capital Contributions. If the Company assets remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions of the Members and Economic Interest Owners, the Members and Economic Interest Owners shall have no recourse against any other Member or Economic Interest Owner.

ARTICLE 13
MISCELLANEOUS PROVISIONS

13.1 Waiver of Right of Partition. It is specifically agreed that no Member or Economic Interest Owner shall have the right to ask for partition of the assets owned or hereafter acquired by the Company, nor shall any such Member or Economic Interest Owner have the right to any specific assets of the Company on the liquidation or winding up of the Company, except upon the affirmative vote or consent of all Members.

13.2 Special Provisions Relating to Series CEL. If the Liquidation Value of all of the Series CEL Preferred Economic Interest units have been paid, upon the request of all of the

Series CEL Common Economic Interest holders, the Company shall distribute CEL to such holders.

13.3 Notices. Except as otherwise provided in this LLC Agreement, any notice required or permitted herein shall be in writing and shall be deemed to have been delivered, whether actually received or not, two (2) calendar days after being deposited in the United States mail, by registered mail, return receipt requested, postage prepaid, addressed to the party entitled thereto at the last address of such party provided by such party to the Company. Any notice to the Company shall be sent to the Company's principal place of business.

13.4 Governing Law. This LLC Agreement has been made and executed in accordance with the Delaware Act and is to be construed, enforced, and governed in accordance therewith and with the laws of the State of Delaware. The parties agree that all actions or proceedings arising directly or indirectly from this LLC Agreement shall be commenced and litigated only in the District Court of Johnson County, Kansas, or the United States District Court for the District of Kansas, located in Kansas City, Kansas. The parties hereby consent to the jurisdiction over them of the District Court of Johnson County, Kansas, or the United States District Court for the District of Kansas, in all actions or proceedings arising directly or indirectly from this LLC Agreement.

13.5 Entire Agreement. Except as otherwise provided herein, this LLC Agreement together with the recitals and Exhibits hereto, each of which are incorporated herein by this reference, constitutes the entire agreement among the Members on the subject matter hereof and may not be changed, modified, amended, or supplemented except in writing, signed by all of the Members. All other oral or written agreements, promises, and arrangements in relation to the subject matter of this LLC Agreement are hereby rescinded.

13.6 Binding Agreement. Subject to the restrictions and encumbrances set forth herein, the terms and provisions of this LLC Agreement shall be binding upon, be enforceable by and inure to the benefit of the Members, Economic Interest Owners and their respective heirs, executors, administrators, personal representatives, successors, and assigns.

13.7 Interpretation. The descriptive headings contained in this LLC Agreement are for convenience only and are not intended to define the subject matter of the provisions of this LLC Agreement and shall not be resorted to for interpretation thereof.

13.8 Severability. If any provision of this LLC Agreement or the application thereof to any individual or entity or circumstance shall be invalid or unenforceable to any extent, the remainder of this LLC Agreement and the application of such provisions to other individuals or entities or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

13.9 Waiver. No consent or waiver, express or implied, by any Member or Economic

Interest Owner to or of any breach or default by any other Member or Economic Interest Owner in the performance by such other Member or Economic Interest Owner of its obligations under this LLC Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member or Economic Interest Owner of the same or any other obligations hereunder. The failure on the part of any Member or Economic Interest Owner to complain of any act or failure to act of any of the other Members or Economic Interest Owners or to declare any of the other Members or Economic Interest Owners in default, irrespective of how long such failure continues, shall not constitute a waiver by such Member or Economic Interest Owner of its rights under this LLC Agreement.

13.10 Equitable Remedies. The rights and remedies of any of the Members or Economic Interest Owners hereunder shall not be mutually exclusive. Each of the Members and Economic Interest Owners confirms that damages at law may be an inadequate remedy for a breach or threatened breach of this LLC Agreement and agrees that in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, but nothing herein contained is intended to, nor shall it, limit or affect any right or rights at law or by statute or otherwise of a Member or Economic Interest Owners aggrieved as against a party for a breach or threatened breach of any provision hereof; it being the intention hereof to make clear the agreement of the Members and Economic Interest Owners that the respective rights and obligations of the Members and Economic Interest Owners hereunder shall be enforceable in equity as well as at law or otherwise.

13.11 Attorney's Fees. In the event of a default by a Member or Economic Interest Owner under this LLC Agreement, the non-defaulting Members and Economic Interest Owners shall be entitled to recover all costs and expenses, including attorney's fees, incurred as a result of said default or in connection with the enforcement of this LLC Agreement.

13.12 Counterparts. This LLC Agreement may be executed in two (2) or more counterparts, all of which taken together shall constitute one (1) instrument.

13.13 Saving Clause. In the event any provision of this LLC Agreement shall be, or shall be found to be, contrary to the Delaware Act, such provision shall be deemed amended so as to conform with such Act.

13.14 Further Documentation. Each of the parties hereto agrees in good faith to execute such further or additional documents as may be necessary or appropriate to fully carry out the intent and purpose of this LLC Agreement.

13.15 Incorporation of Recitals. The preamble and recitals to this LLC Agreement are hereby incorporated by reference and made an integral part hereof.

13.16 Indemnification. The Company shall indemnify any Member, representative on the Management Committee, Chairman or officer of the Company (each referred to as an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, arbitration, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that such Indemnified Party is or was a Member, representative on the Management Committee, Chairman or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against liability incurred in connection with such action, arbitration, suit or proceeding, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Party in connection with such action, arbitration, suit or proceeding, including any appeal thereof, if such Indemnified Party acted in good faith and in a manner such Indemnified Party reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Indemnified Party's conduct was unlawful, except that no indemnification shall be made in respect of any claim, issue or matter as to which such Indemnified Party shall have been adjudged to be liable for gross negligence or gross misconduct in the performance of such Indemnified Party's duty to the Company unless and only to the extent that the court or arbitration in which the action, arbitration or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such Indemnified Party is fairly and reasonably entitled to indemnity for such expenses which the court or arbitration shall deem proper. The termination of any action, arbitration, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnified Party did not act in good faith and in a manner which such Indemnified Party reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Indemnified Party's conduct was unlawful.

13.17 Holdings' Put Option.

(a) Grant of Put Option. Holdings shall have the option (the "Holdings Put Option") to sell all or part of Holdings' Economic or Voting Interests in all or any Series (the "Put Interest") to the Company, upon written notice to the Company, if the Company has not, by January 31, 2004 (the "Triggering Date"): (i) consummated an initial public offering; (ii) merged with or into another entity; or (iii) dissolved or liquidated its assets. Holdings (including its permitted successors and assigns) shall have a period of ninety (90) days after the Triggering Date to exercise the Holdings Put Option. The events described in clauses (i), (ii) and (iii) of this Section 13.17(a) shall hereinafter be referred to as the "Triggering Events").

(b) Purchase Price. The purchase price payable by the Company upon the exercise by Holdings of the Holdings Put Option shall equal the "fair market value" of the Put Interest. The "fair market value" of the Put Interest shall be determined by the mutual agreement of the Company and Holdings or, if the Company and Holdings cannot agree upon such value, then by appraisal by one or more third party appraisers selected by the Company and Holdings with significant experience in valuing companies of the size and otherwise similarly situated as the Company.

(c) No Breach Upon Repurchase. Notwithstanding anything in Section 12.2 hereof to the contrary, the exercise by Holdings of the Holdings Put Option shall not be deemed a breach of this LLC Agreement and the repurchase by the Company of the Put Interest upon the exercise of the Holdings Put Option shall be expressly permitted notwithstanding anything herein to the contrary.

(d) Termination of Holdings Put Option. The Holdings Put Option shall terminate immediately and without notice if any of the Triggering Events occur before the Triggering Date.

IN WITNESS WHEREOF, the parties hereto have signed this LLC Agreement on the date first above written.

KLT ENERGY SERVICES INC.,
a Missouri corporation

By: [signature]
Name: M G English
Title: Secretary

MTB ENERGY, INC.
a Missouri corporation

By: [signature]
Name: Tim Clemons
Title: President

ENVIRONMENTAL LIGHTING CONCEPTS, INC.
a Minnesota corporation

By: [signature]
Name: Mark R Schroeder
Title: President

SE HOLDINGS, L.L.C.,
a Delaware limited liability company

By:____________________________________
Name:______________________________
Title:___________________________________

breach of this LLC Agreement and the repurchase by the Company of the Put Interest upon the exercise of the Holdings Put Option shall be expressly permitted notwithstanding anything herein to the contrary.

(d) Termination of Holdings Put Option. The Holdings Put Option shall terminate immediately and without notice if any of the Triggering Events occur before the Triggering Date.

IN WITNESS WHEREOF, the parties hereto have signed this LLC Agreement on the date first above written.

KLT ENERGY SERVICES INC.,
a Missouri corporation

By: [signature]
Name: M L English
Title: Secretary

MTB ENERGY, INC.
a Missouri corporation

By:________________
Name:________________
Title:________________

ENVIRONMENTAL LIGHTING CONCEPTS, INC.
a Minnesota corporation

By:________________
Name:________________
Title:________________

SE HOLDINGS, L.L.C.,
a Delaware limited liability company

By: [signature]
Name: RICHARD C. ZOMNIR
Title: CEO & Pres.

EXHIBIT A
Amended as of April 27, 2001

Effective as to all distributions and allocations of cash, gross income, Net Profits and Net Losses as of January 1, 2001.

Name	Description and Fair Market Value of Initial Capital Contribution	Number of Units of Economic Interests and Voting Interests	
KLT Energy Services Inc. FEIN: 43-1624928	$	Series CE Economic Interest:	6,288,000
		Series CE Voting Interest	6,288,000
		Series CEL Preferred Economic Interest	905,860
		Series CEL Preferred Voting Interest	Note 1
		Series SEL Economic Interest	8,275,057
		Series SEL Voting Interest	8,275,057
MTB Energy, Inc. FEIN: 48-1127966	$	Series CE Economic Interest	2,947,000
		Series CE Voting Interest	2,947,000
		Series CEL Common Economic Interest	8,571,429
		Series CEL Common Voting Interest	8,571,429
		Series CEL Preferred Economic Interest	4,694,311
		Series CEL Preferred Voting Interest	Note 1

Name	Description and Fair Market Value of Initial Capital Contribution	Number of Units of Economic Interests and Voting Interests	
Environmental Lighting Concepts, Inc. FEIN: 41-1728966	$	Series CE Economic Interest	765,000
		Series CE Voting Interest	765,000
		Series CEL Common Economic Interest	1,428,571
		Series CEL Common Voting Interest	1,428,571
		Series SEL Economic Interest	580,000
		Series SEL Voting Interest	580,000
SE Holdings, L.L.C. FEIN:__________	$	Series CE Economic Interest	3,333,334
		Series CE Voting Interest	3,333,334
		Series CEL Preferred Economic Interest	2,634,649
		Series CEL Preferred Voting Interest	Note 1
		Series SEL Economic Interest	1,144,943
		Series SEL Voting Interest	1,144,943
Chester R. Babst III	$	Series CEL Preferred Economic Interest	83,180

Name	Description and Fair Market Value of Initial Capital Contribution	Number of Units of Economic Interests and Voting Interests	
TOTAL	$	Series CE Economic Interest	13,333,334
		Series CE Voting Interest	13,333,334
		Series CEL Common Economic Interest	10,000,000
		Series CEL Common Voting Interest	10,000,000
		Series CEL Preferred Economic Interest	8,318,000
		Series CEL Preferred Voting Interest	8,318,000
		Series SEL Economic Interest	10,000,000
		Series SEL Voting Interest	10,000,000

Note 1: Series CEL Preferred Voting Interest is defined and treated in the Limited Liability Company Agreement of Custom Energy, L.L.C.

The Liquidation Value of the Series CEL Preferred Economic Interest is One Dollar ($1.00) per Unit.

EXHIBIT A

Amended as of October 25, 2000

Name	Description and Fair Market Value of Initial Capital Contribution	Number of Units of Economic Interests and Voting Interests	
KLT Energy Services Inc. FEIN: 43-1624928	$	Series CE Economic Interest:	6,288,000
		Series CE Voting Interest	6,288,000
		Series CEL Preferred Economic Interest	5,600,171
		Series CEL Preferred Voting Interest	Note 1
		Series SEL Economic Interest	7,175,057
		Series SEL Voting Interest	6,805,221
MTB Energy, Inc. FEIN: 48-1127966	$	Series CE Economic Interest	2,947,000
		Series CE Voting Interest	2,947,000
		Series CEL Common Economic Interest	8,571,429
		Series CEL Common Voting Interest	8,571,429
		Series SEL Economic Interest	1,100,000
		Series SEL Voting Interest	1,100,000
Environmental Lighting Concepts, Inc. FEIN: 41-1728966	$	Series CE Economic Interest	765,000
		Series CE Voting Interest	765,000
		Series CEL Common Economic Interest	1,428,571
		Series CEL Common Voting Interest	1,428,571
		Series SEL Economic Interest	580,000
		Series SEL Voting Interest	580,000

Name	Description and Fair Market Value of Initial Capital Contribution	Number of Units of Economic Interests and Voting Interests	
SE Holdings, L.L.C. FEIN:____________	$	Series CE Economic Interest	3,333,334
		Series CE Voting Interest	3,333,334
		Series CEL Preferred Economic Interest	2,634,649
		Series CEL Preferred Voting Interest	Note 1
		Series SEL Economic Interest	1,144,943
		Series SEL Voting Interest	1,514,779
Chester R. Babst III	$	Series CEL Preferred Economic Interest	83,180
TOTAL	$	Series CE Economic Interest	13,333,334
		Series CE Voting Interest	13,333,334
		Series CEL Common Economic Interest	10,000,000
		Series CEL Common Voting Interest	10,000,000
		Series CEL Preferred Economic Interest	8,318,000
		Series CEL Preferred Voting Interest	8,318,000
		Series SEL Economic Interest	10,000,000
		Series SEL Voting Interest	10,000,000

Note 1: Series CEL Preferred Voting Interest is defined and treated in the Limited Liability Company Agreement of Custom Energy, L.L.C.

The Liquidation Value of the Series CEL Preferred Economic Interest is One Dollar ($1.00) per Unit.

EXHIBIT A

Amended as of April 1, 2000

Name	Description and Fair Market Value of Initial Capital Contribution	Number of Units of Economic Interests and Voting Interests	
KLT Energy Services Inc. FEIN: 43-1624928	$	Series CE Economic Interest:	6,288,000
		Series CE Voting Interest	6,288,000
		Series CEL Preferred Economic Interest	5,600,171
		Series CEL Preferred Voting Interest	Note 1
		Series SEL Economic Interest	7,060,057
		Series SEL Voting Interest	6,805,221
MTB Energy, Inc. FEIN: 48-1127966	$	Series CE Economic Interest	2,947,000
		Series CE Voting Interest	2,947,000
		Series CEL Common Economic Interest	8,571,429
		Series CEL Common Voting Interest	8,571,429
		Series SEL Economic Interest	1,100,000
		Series SEL Voting Interest	1,100,000
Environmental Lighting Concepts, Inc. FEIN: 41-1728966	$	Series CE Economic Interest	765,000
		Series CE Voting Interest	765,000
		Series CEL Common Economic Interest	1,428,571
		Series CEL Common Voting Interest	1,428,571
		Series SEL Economic Interest	580,000
		Series SEL Voting Interest	580,000

Name	Description and Fair Market Value of Initial Capital Contribution	Number of Units of Economic Interests and Voting Interests	
SE Holdings, L.L.C. FEIN:____________	$	Series CE Economic Interest	3,333,334
		Series CE Voting Interest	3,333,334
		Series CEL Preferred Economic Interest	2,634,649
		Series CEL Preferred Voting Interest	Note 1
		Series SEL Economic Interest	1,144,943
		Series SEL Voting Interest	1,514,779
Chester R. Babst III	$	Series CEL Preferred Economic Interest	83,180
		Series SEL Economic Interest	115,000
TOTAL	$	Series CE Economic Interest	13,333,334
		Series CE Voting Interest	13,333,334
		Series CEL Common Economic Interest	10,000,000
		Series CEL Common Voting Interest	10,000,000
		Series CEL Preferred Economic Interest	8,318,000
		Series CEL Preferred Voting Interest	8,318,000
		Series SEL Economic Interest	10,000,000
		Series SEL Voting Interest	10,000,000

Note 1: Series CEL Preferred Voting Interest is defined and treated in the Limited Liability Company Agreement of Custom Energy, L.L.C.

The Liquidation Value of the Series CEL Preferred Economic Interest is One Dollar ($1.00) per Unit.

EXHIBIT A

Amended as of December 31, 1999

Name	Description and Fair Market Value of Initial Capital Contribution	Number of Units of Economic Interests and Voting Interests	
KLT Energy Services Inc. FEIN: 43-1624928	$	Series CE Economic Interest:	6,288,000
		Series CE Voting Interest	6,288,000
		Series CEL Preferred Economic Interest	5,600,171
		Series CEL Preferred Voting Interest	Note 1
		Series SEL Economic Interest	5,635,000
		Series SEL Voting Interest	4,900,000
MTB Energy, Inc. FEIN: 48-1127966	$	Series CE Economic Interest	2,947,000
		Series CE Voting Interest	2,947,000
		Series CEL Common Economic Interest	8,571,429
		Series CEL Common Voting Interest	8,571,429
		Series SEL Economic Interest	1,100,000
		Series SEL Voting Interest	1,100,000
Environmental Lighting Concepts, Inc. FEIN: 41-1728966	$	Series CE Economic Interest	765,000
		Series CE Voting Interest	765,000
		Series CEL Common Economic Interest	1,428,571
		Series CEL Common Voting Interest	1,428,571
		Series SEL Economic Interest	580,000
		Series SEL Voting Interest	580,000

Name	Description and Fair Market Value of Initial Capital Contribution	Number of Units of Economic Interests and Voting Interests	
SE Holdings, L.L.C. FEIN:____________	$	Series CE Economic Interest	3,333,334
		Series CE Voting Interest	3,333,334
		Series CEL Preferred Economic Interest	2,634,649
		Series CEL Preferred Voting Interest	Note 1
		Series SEL Economic Interest	2,585,000
		Series SEL Voting Interest	3,420,000
Chester R. Babst III	$	Series CEL Preferred Economic Interest	83,180
		Series SEL Economic Interest	100,000
TOTAL	$	Series CE Economic Interest	13,333,334
		Series CE Voting Interest	13,333,334
		Series CEL Common Economic Interest	10,000,000
		Series CEL Common Voting Interest	10,000,000
		Series CEL Preferred Economic Interest	8,318,000
		Series CEL Preferred Voting Interest	8,318,000
		Series SEL Economic Interest	10,000,000
		Series SEL Voting Interest	10,000,000

Note 1: Series CEL Preferred Voting Interest is defined and treated in the Limited Liability Company Agreement of Custom Energy, L.L.C.

The Liquidation Value of the Series CEL Preferred Economic Interest is One Dollar ($1.00) per Unit.

Exhibit B

Federal Income Tax Allocation Provisions

Tax Allocation Definitions. As used herein and in the Agreement, the following terms shall have the following meanings, unless the context otherwise specifies:

(a) "Adjusted Capital Account Balance" means the balance (be it positive or negative) which would be obtained by adding to a Member's or Economic Interest Owner's Capital Account balance such Member's or Economic Interest Owner's share of the "Company Minimum Gain" and "Member Nonrecourse Debt Minimum Gain".

(b) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

(c) "Company Minimum Gain" has the meaning for "partnership minimum gain" set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

(d) "Depreciation" means, for each fiscal year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable under the Code with respect to an asset for such fiscal year, except that (i) with respect to any asset whose Gross Asset Value differs from its adjusted tax basis for federal tax purposes and which difference is being eliminated by use of the "remedial method" defined by Section 1.704-3(d) of the Regulations, Depreciation for such fiscal year shall be the amount of book basis recovered for such fiscal year under the rules prescribed by Section 1.704-3(d)(2) of the Regulations, and (ii) with respect to any other asset whose Gross Asset Value differs from its adjusted tax basis for federal income tax purposes at the beginning of such fiscal year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; provided, however, that if the adjusted tax basis for federal income tax purposes of an asset at the beginning of such fiscal year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Management Committee.

(e) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes (reduced by the amount of any liabilities that are liens on such asset), except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member or Economic Interest Owner to the Company shall be the gross fair market value of such asset, as determined by the contributing Member or Economic Interest Owner and all of the remaining Members;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Management Committee, as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member or Economic Interest Owner in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member or Economic Interest Owner of more than a de minimis amount of property as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g).

(iii) The Gross Asset Value of any Company asset distributed to any Member or Economic Interest Owner shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Management Committee;

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m) and Article 7 hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section (e)(iv) to the extent the Management Committee determine that an adjustment pursuant to Section (e)(ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section (e)(iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section (e)(i), Section (e)(ii), or Section (e)(iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

(f) "Member Nonrecourse Debt" has the meaning of "partner nonrecourse debt" set forth in Section 1.704-2(b)(4) of the Regulations.

(g) "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

(h) "Member Nonrecourse Deductions" has the meaning for "partner nonrecourse deductions" set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

(i) "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

(j) "Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

(k) "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

Special Rules Regarding Allocation of Tax Items. Notwithstanding the foregoing provisions of Article VI, the following special rules shall apply in allocating the Net Profits or Net Losses (or items thereof) of the Company:

(1) Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of Article 7 or this Exhibit B, if there is a net decrease in Company Minimum Gain during any Company fiscal year, each Member or Economic Interest Owner shall be specially allocated items of Company income and gain for such Fiscal year (and, if necessary, subsequent Fiscal years) in an amount equal to such Member's or Economic Interest Owner's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member or Economic Interest Owner pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section (1) is intended to comply with the minimum gain chargeback requirement in Section 1.704-1(f) of the Regulations and shall be interpreted consistently therewith.

(2) Except as otherwise provided in Section 1.704-1(i)(4) of the Regulations, notwithstanding any other provision of Article 7 or this Exhibit B, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member or Economic Interest Owner who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's or Economic Interest Owner's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member or Economic Interest Owner pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section (1) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(3) [intentionally omitted]

(4) Any Member Nonrecourse Deductions for any Fiscal year shall be specially allocated to the Member or Economic Interest Owner who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(5) To the extent an adjustment to the adjusted tax basis of any Company asset is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member or Economic Interest Owner in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item

of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Member or Economic Interest Owners in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members and Economic Interest Owners to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(6) In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) resulting in a Capital Account deficit for such Member in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement or pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), items of income and gain shall be specially allocated to such Member in any amount and manner sufficient to eliminate, to the extent required by the Regulations, such a Capital Account deficit as quickly as possible. The items to be allocated will be determined in accordance with Regulations Section 1.704-1(b)(2)(ii)(d)(6). This Section (6) is intended to comply with Regulations Section 1.704-1(b)(2)(ii)(d) and will be applied and interpreted in accordance with such regulation; provided, that an allocation pursuant to this Section (6) shall be made only if and to the extent that such Member would have a Capital Account deficit after all other allocations provided for in Article 7 and this Exhibit B have been tentatively made as if this Section (6) were not in the Agreement.

(7) In the event any Member has a deficit Capital Account at the end of any LLC taxable year in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement or pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of LLC income and gain (consisting of a pro rata portion of each item of LLC income and gain) as quickly as possible to eliminate such excess Capital Account deficits, provided, that an allocation pursuant to this Section (7) will be made if and only to the extent that such Member would have such a Capital Account deficit in excess of such sum after all other allocations provided for in Article 7 and this Exhibit B have been tentatively made as if Section (6) and this Section (7) were not in the Agreement.

(8) No items of loss or deduction will be allocated to any Member to the extent that any such allocation would cause the Member to have a, or increase the amount of an existing, Capital Account deficit in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement or pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) at the end of any LLC taxable year. All items of loss or deduction in excess of the limitation set forth in this Section (8) shall be allocated among such other Members, which do not have such deficit Capital Account balances, pro rata, in proportion to their Economic Interests, until no Member may be allocated any such items of loss or deduction without having or increasing such a deficit Capital Account balance. Thereafter, any remaining items of loss or deduction shall be allocated to the Members, pro rata, in proportion to their relative aggregate Economic Interests.

(9) The allocations set forth in Sections (1), (2), (3), (4), (5), (6), (7), (8) and (9) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provisions of this Article 7 and this Exhibit B (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of such other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member in each LLC taxable year if the Regulatory Allocations had not occurred. Notwithstanding the preceding sentence, Regulatory Allocations relating to (i) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain, and (ii) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Minimum Gain. Allocations pursuant to this Section (9) shall only be made with respect to Regulatory Allocations to the extent the Management Committee determine that such allocations shall otherwise be inconsistent with the economic agreement among the Members. Further, allocations pursuant to this Section (9) shall be deferred with respect to allocations pursuant to (i) and (ii) above to the extent the Management Committee determine that such allocations are likely to be offset by subsequent Regulatory Allocations.

(10) Other Allocation Rules.

(a) The Members and Economic Interest Owners are aware of the income tax consequences of the allocations made by Article 7 and this Exhibit B and hereby agree to be bound by the provisions of Article 7 and this Exhibit B in reporting their shares of Company income and loss for income tax purposes.

(b) Consistent with and subject to Section 11.2 of the LLC Agreement, for purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by a Majority in Interest of the applicable Series using any permissible method under Code Section 706 and the Regulations thereunder.

(c) Solely for purposes of determining a Member's or Economic Interest Owner's proportionate share of the "excess nonrecourse liabilities" of the Company, within the meaning of Regulations Section 1.752-3(a)(3), the Members' and Economic Interest Owners' interests in Company Net Profits are in proportion to their Economic Interests in the applicable Series; provided, however, that to the extent possible, such excess nonrecourse liabilities will instead be allocated so as to minimize any recognition of gain of any Member or Economic Interest Owner which would result under Code Section 731 or Section 752 from the restructuring.

(d) To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Members shall endeavor not to treat distributions of Net Profits as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt.

(11) Tax Allocations: Code Section 704(c). In accordance with Code Section 704(c)

and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members and Economic Interest Owners so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section (e)(i) above). The Members and Economic Interest Owners hereby agree that the **"traditional method"** described in Regulation Section 1.704-3(d) shall be used for allocating the disparity between the fair market value of a contributed asset and that asset's adjusted tax basis.

Other than the mandatory use of the traditional allocation method as specified above in this Section (11), any elections or other decisions relating to such allocations shall be made by the Management Committee in any manner that reasonably reflects the purpose and intention of this LLC Agreement. Allocations pursuant to this Section (11) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provisions of this LLC Agreement.

EXHIBIT C

POWER SYSTEM SOLUTIONS, L.L.C.

REBATE JOBS OVER 50KW

STANDARD OFFER #1

PROJECT NAME	SUBMITTAL NUMBER	KW REQ.
1 DAVID SARNOFF RESEARCH CENTER	306-004	1,828.00
2 MIDLANTIC PENNSAUKEN	328-001	108.00
3 PHOENIX INTERNATIONAL	328-002	60.00
4 COOPERHEAT	328-P002	45.00
5 JOHNSON & JOHNSON, JOHNSON HALL	328-003	70.00
6 MURALO	328-004	50.00
7 ARMIN POLYFILM	328-004	63.00
8 MIDLANTIC GARRET MOUNTAIN	328-005	163.00
9 ACCREDITED LABORATORIES	328-006	78.00
10 UNITED HOSPITAL OFFICE BLDG.	328-007	65.00
11 ST. CECILIA'S SCHOOL	328-009	34.00
12 JOHNSON & JOHNSON M.I.C.	328-008	25.00
13 HILLSDALE - GEORGE WHITE	328-P010	58.00
14 HYATT NEW BRUNSWICK	328-010	109.00
15 568 SYLVAN	328-011	288.00
16 HILTON NEW BRUNSWICK	328-012	184.00
17 SHOPPERS WORLD	328-013	168.00
18 SUN CHEMICAL #1	328-015	184.00
19 SUN CHEMICAL #2	328-015	5.00
20 UNION HOSPITAL	328-017	113.00
21 CONVATEC/BRISTOL-MYERS	328-018	92.00
22 CONVATEC 2	328-021	141.00
23 HYATT PRINCETON	328-023	124.00
24 MARIJON	328-026	87.00
25 LEVINSON	328-027	13.00
26 PHASE 6	328-027	68.00
27 STONE CONTAINER	328-028	81.00
28 TOWER CENTER TWO	328-031	195.00
29 WOODBRIDGE SHERATON HOTEL	328-033	47.00
30 WOODBRIDGE SHERATON OFFICES	328-035	244.00
31 NPR, INC.	328-038	78.00
32 ECHELON II	328-041	121.00
33 CARLO WAREHOUSE	328-043	53.00
34 MEADOWLANDS EAST	328-046	61.00
35 INTERCHANGE 101	328-047	73.00
36 1101 ASSOCIATES	328-048	85.00
37 INTERCHANGE 104	328-051	41.00
38 APPLIED GRAPHICS	328-053	67.00
		3,622

POWER SYSTEM SOLUTIONS, L.L.C.

LIGHTING SOLUTIONS UNDER 50KW JOBS

STANDARD OFFER #1

	PROJECT NAME	SUBMITTAL NUMBER	KW RED.
1	INTERNATIONAL TESTING LABORATORIES	328-P001	12.00
2	MONTCLAIR BLOOMFIELD MOTORS	328-P001	14.00
3	ROAD CHAMPS, INC.	328-P001	16.00
4	INDUSTRIAL BRUSH CO., INC.	328-P001	26.00
5	BROOKDALE BUY-RITE LIQUORS	328-P001	11.00
6	ARMIN PLASTIC	328-P001	26.00
7	PARTY CITY OF WAYNE	328-P001	11.00
8	CIRCLE BUILDING SUPPLY	328-P001	21.00
9	MAIN TRUCKING & RIGGING CO., INC.	328-P001	20.00
10	LONT & OVERKAMP 330	328-P001	5.00
11	LONT & OVERKAMP 320	328-P001	13.00
12	DEMASSI PONTIAC, INC.	328-P001	13.00
13	MOLDIECO PLASTICS PRODUCTS INC.	328-P001	42.00
14	RPM INTERMODEL TRANSPORT, INC.	328-P003	45.00
15	TESCO DISTRIBUTORS, INC.	328-P004	13.00
16	PICTURE KNIT, INC.	328-P004	12.00
17	CO-OP SCREW MANUFACTURING CORP.	328-P004	9.00
18	PLEX-ART DESIGNS, INC.	328-P004	6.00
19	PLEX-ART DESIGNS, INC.	328-P004	19.00
20	GAR EQUIPMENT CORPORATION	328-P004	21.00
21	ROBBINS PHARMACY	328-P004	5.00
22	M W TRAILER REPAIR, INC.	328-P004	3.00
23	BARNEY STOCK	328-P005	13.00
24	CENTER REALTY	328-P005	25.00
25	DRUG GUILD	328-P005	42.00
26	EDISON SQUARE SOUTH	328-P005	11.00
27	EDISON SQUARE WEST	328-P005	44.00
28	IMPACT REALTY	328-P006	46.00
29	IMPACT UNLIMITED	328-P005	33.00
30	MARCHESINI	328-P005	14.00
31	SCHAEDAL	328-P005	25.00
32	THE WALL STREET GROUP	328-P005	33.00
33	LIVINGSTON CARE CENTER	328-P006	17.00
34	EAGLE ROCK CONVA.	328-P006	35.00
35	DERRICKS SHEET METAL	328-P006	12.00
36	SPECTRACHEM CORP.	328-P006	28.00
37	FEDERAL BUSINESS	328-P006	22.00
38	REGENT CARE CENTER	328-P006	43.00
39	AMERSHAM MEDI PHY.	328-P006	37.00
40	HALLS WAREHOUSE CORP	328-P006	26.00
41	HALLS WAREHOUSE CORP	328-P006	12.00
42	TUSCHAK-JACOBSON	328-P006	38.00

POWER SYSTEM SOLUTIONS, L.L.C.

LIGHTING SOLUTIONS UNDER 50KW JOBS

STANDARD OFFER #1

	PROJECT NAME	SUBMITTAL NUMBER	KW RED.
43	RUTGERS PREP-ANNEX	328-P007	3.00
44	RUTGERS PREP-CARRIAGE HOUSE	328-P007	1.00
45	RUTGERS PREP-HEINLEIN/UPPER	328-P007	41.00
46	RUTGERS PREP-ELM FARM	328-P007	6.00
47	RUTGERS PREP-KAUFELT	328-P007	4.00
48	RUTGERS PREP-FIELD HOUSE	328-P007	8.00
49	UNB-SOMERSET	328-P007	16.00
50	MANNKRAFT 2	328-P007	18.00
51	UNB - PLAINFIELD	328-P007	26.00
52	MANNKRAFT 1	328-P007	40.00
53	ALLMETAL	328-P008	20.00
54	COLUMBIA TERMINALS	328-P008	8.00
55	HERSHEY	328-P008	17.00
56	ELEVATOR CABS	328-P008	26.00
57	EQUITABLE LIONIA	328-P008	32.00
58	MEDFORD CONVALESCENT	328-P008	28.00
59	HILLSDALE / AB SMITH	328-P008	8.00
60	HILLSDALE / MEADOWBROOK	328-P008	22.00
61	HILLSDALE / BOARD OF EDUC.	328-P008	1.00
62	IVY HILLS - 5 & 25	328-P009	12.00
63	IVY HILLS - 220 & 230	328-P009	9.00
64	IVY HILLS - 65 & 85	328-P009	9.00
65	IVY HILLS - 240 & 260	328-P009	11.00
66	IVY HILLS - 35 & 55	328-P009	9.00
67	LEW MAGRAM	328-P009	65.00
68	BRINKER DISPLAY	328-P009	43.00
69	ACME	328-P009	29.00
70	QUALITY GRAPHICS	328-P009	23.00
71	MONSEN ENGINEERING	328-P009	36.00
72	O. BERK	328-025	37.00
73	M.O.N.Y.	328-055	28.00
74	MEADOWLANDS PLATING	328-057	47.00
			1,589.00

1

LIGHTING SOLUTIONS CONTRACT FILE
STANDARD OFFER #2

Job #	PSE&G #	Project Name	Trade Ally	Contract Date
LS 182	2328-001	Bogota Board of Ed.	Sebago	3/27/96
LS 182	2328-001	King James Somerset	Nat. Energy Serv. Corp.	2/27/96
LS 182	2328-001	Woodcliff Lake-Dorchester	Sebago	
LS 189	2328-003	Nissin International	Light Source	7/10/96
LS 190	2328-005	Brunswick Shoppers	First Energy Resources	6/10/96
LS 192	2328-007	Cliffside Park-High School	Sebago	10/22/96
LS 192	2328-007	Mediplex	Eastern Energy	6/12/96
2LS9602	2328-009	Delaire Nursing Home	Germinsky	9/3/96
LS 195	2328-009	NJ Jewish Nursing Home	Germinsky Group	9/26/96
LS 197	2328-011	Linden Investment	Mira Lighting	9/16/96
2LS9601	2328-013	Cenlar	in house	11/12/96
2LS9602	2328-013	Clara Maass	Nat. Energy	11/4/96
2LS9601	2328-015	Atlantic Development	Atlantic Lighting	12/26/96
2LS9601	2328-017	R&R Marketing	Sebago	12/16/96
2LS9601	2328-019	Sandy Alexander	Sebago	1/28/97
2LS9602	2328-019	St. Peter's Prep. #3	WERC	1/15/97
LS 202	2328-P010	Bancroft Schools-Construction	in house	4/22/96
LS 167	2328-P010	King James - Mercer		
3 167	2328-P010	Woodcliff Lake 2	Sebago	
LS 168	2328-P011	Avantage Property	Right Light	5/9/96
LS 168	2328-P011	East Brunswick Library	Mira Lighting	6/27/96
LS 168	2328-P011	Hall's Warehouse 3	Trend	6/17/96
LS 168	2328-P011	Halls 3	Trend	
LS 168	2328-P011	Sterling Management	Right Light	4/22/96
LS 168	2328-P011	The Newark Group	Cooper Energy Services	7/11/96
LS 168	2328 P011	Water's Edge	National Energy Services	6/27/96
LS 191	2328-P012	Bentley Mfg.	Atlantic Lighting	
LS 191	2328-P012	Croll Reynolds	Atlantic Lighting	8/6/96
LS 191	2328-P012	Remco Bindery	Mira	6/6/96
LS 191	2328-P012	Renco, Inc.	First Energy	8/7/96
LS 193	2328-P013	Automatic Electro Plating	First Energy	9/18/96
LS 193	2328-P013	Bergenfield High	Sebago	10/22/96
LS 193	2328-P013	Bergenfield Hoover	Sebago	10/22/96
LS 193	2328-P013	Bergenfield Jefferson	Sebago	10/22/96
LS 193	2328-P013	Bergenfield Lincoln	Sebago	10/22/96
LS 193	2328-P013	Bergenfield Washington	Sebago	10/22/96
LS 193	2328-P013	Cliffside 3	Sebago	10/22/96
LS 193	2328-P013	Cliffside 4	Sebago	10/22/96
LS 193	2328-P013	Cliffside 5	Sebago	10/22/96
LS 193	2328-P013	Cliffside 6	Sebago	10/22/96
LS 204	2328-P014	Ashbrook Nursing Home	Germinsky Group	10/4/96
LS 204	2328-P014	Cornell Hall	Germinsky Group	10/4/96
LS 198	2328-P014	CQ Corp	Atlantic Lighting	9/10/96
LS 204	2328-P014	Greenbrook Nursing Home	Germinsky Group	10/4/96
LS 198	2328-P014	Market Source	Atlantic Lighting	8/26/96

Prepared by Marcia Gray 6/11/97

LIGHTING SOLUTIONS CONTRACT FILE
STANDARD OFFER #2

Job #	PSE&G #	Project Name	Trade Ally	Contract Date
LS 198	2328-P014	Recording for the Blind	Mira Lighting	9/16/96
LS 196	2328-P015	A&R Dry Cleaners	Germinsky Group	10/2/96
LS 196	2328-P015	Alberti Woodworking	First Energy Resources	9/7/96
LS 196	2328-P015	C.W. Brabender Instruments	Mira Lighting	10/21/96
LS 196	2328-P015	ECO & Sons	Mira Lighting	10/21/96
LS 196	2328-P015	Quick Check	PSS	10/16/96
LS 203	2328-P016	Environmental Liability Mgmt.	Mira	11/1/96
LS 203	2328-P016	GOMAR	WERC	12/3/96
LS 203	2328-P016	Materials Processing	Mira	11/21/96
LS 203	2328-P016	Merck & Comp	Cooper Energy	11/14/96
2LS9602	2328-P017	Ballit Corp.	Mira	12/2/96
2LS9602	2328-P017	Bergenfield Schools	Sebago	1/7/97
2LS9602	2328-P017	Foothill Acres	National Energy	12/4/96
2LS9602	2328-P017	Woodbridge Internal Medicine	First Energy	12/13/96
2LS9602	2328-P017	Zenith Dyeing	Mira	12/2/96
2LS9602	2328-P018	Nedco Conveyor	First Energy	12/13/96
2LS9602	2328-P018	St. Peter's Prep. #1 & #2	WERC	1/15/97
.S9602	2328-P019	Actor's Fund Retirement Home	Nat. Energy	12/4/96
..S9602	2328-P019	Advant Prop Mgmt-Cottontale Lane	Right Light	2/26/97
2LS9602	2328-P019	Armenian Aged Home	Nat. Energy	1/28/97
2LS9602	2328-P019	Champion Dyeing	First Energy	2/3/97
2LS9602	2328-P019	Haworth BOE	Sebago	2/28/97
LS 167	328-P1001	Harris Steel	In House	5/6/96
2LS9702	2328-021	Prestige Window	Atlantic Lighting	2/5/97
2LS9702	2328-P019	Palisades Park BOE	Sebago	2/14/97
2LS9702	2328-021	Palisades Park High School	Sebago	2/14/97
2LS9702	2328-P019	Palisades Park Lindberg	Sebago	2/14/97
	2328-P020	Kawneer Company	Energy Efficient Lighting	4/1/97

1

Exhibit B-95

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

CT CORPORATION SYSTEM

30 The Green
Dover DE 19903
Tel 302 734 7490
Fax 302 674 8340

SEP 25 1998

Stacie Corrado
Winston & Strawn
35 W. Wacker Drive
Chicago, IL 60601

Re: Strategic Energy, L.L.C.

Dear Ms. Corrado:

Pursuant to instructions received, the Certificate of Formation for the above was filed in the office of the Secretary of State of Delaware on September 24, 1998 at 11:30 a.m.

We enclose one certified copy of the Certificate of Formation together with one certificate of good standing in regular form.

Thank you for this opportunity to be of service.

Very truly yours,

Ellen L. Kinsler

Ellen L. Kinsler
Team Leader

ELK/sac
Enc.

FEDERAL EXPRESS Bill Recpt. Acct. 060612110
1437022
Chicago/Fox

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF LIMITED LIABILITY COMPANY OF "STRATEGIC ENERGY, L.L.C.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF SEPTEMBER, A.D. 1998, AT 11:30 O'CLOCK A.M.

Edward J. Freel, Secretary of State

2945519 8100

981370399

AUTHENTICATION: 9319781

DATE: 09-24-98

CERTIFICATE OF FORMATION

OF

STRATEGIC ENERGY, L.L.C.

This Certificate of Formation of Strategic Energy, L.L.C. (the "LLC"), dated as of September 24, 1998, is being duly executed and filed by Chester R. Babst III, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is Strategic Energy, L.L.C.

SECOND. The address of the registered office of the LLC in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the LLC in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

Chester R. Babst III, Authorized Person

Document Number: Cert of Formation - Energy.wpd

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "STRATEGIC ENERGY, L.L.C." IS DULY FORMED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TWENTY-FOURTH DAY OF SEPTEMBER, A.D. 1998.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL TAXES HAVE NOT BEEN ASSESSED TO DATE.

Edward J. Freel, Secretary of State

2945519 8300

981370493

AUTHENTICATION: 9319799

DATE: 09-24-98

AMENDMENT NO. 1 TO THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF STRATEGIC ENERGY, L.L.C.

This Amendment No. 1 (the "Amendment") to the Amended and Restated Limited Liability Company Agreement of Strategic Energy, L.L.C. dated as of December 31, 1999 (the "LLC Agreement") is made and entered into this 27th day of April, 2001, by and between Custom Energy Holdings, L.L.C., a Delaware limited liability company ("CE" or the "Member") and Strategic Energy, L.L.C., a Delaware limited liability company (the "Company").

Whereas, MTB Energy, Inc., a Missouri corporation, has agreed to transfer and exchange all of its Series SEL Economic Interest and Series SEL Voting Interest (as those terms are defined in the Amended and Restated Limited Liability Company Agreement of Custom Energy Holdings, L.L.C., dated as of December 31, 1999) in CE to KLT Energy Services Inc., and

Whereas, the Member and the Company wish to make certain amendments to the LLC Agreement to reflect the effects of this transfer and exchange, as set forth in this Amendment, to be effective as of the closing date of said transfer and exchange of Interests.

Now, therefore, in consideration of the mutual covenants and benefits set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. The second paragraph of Section 3.1 of the LLC Agreement is deleted and the following paragraph inserted in lieu thereof:

> The Management Committee shall consist of four (4) representatives, two (2) of whom shall be appointed by KLT, one (1) of whom shall be appointed by ELC, and one (1) of whom shall be appointed by Holdings. In the event of the resignation or death of a representative, the vacancy shall be promptly filled by a nominee of the Person who appointed the departing representative. The appointment of each representative on the Management Committee subsequent to the initial representatives named in this Section 3.1 shall be evidenced by an appointment, and acceptance of appointment, in a writing delivered to the Company by the Person entitled to appoint such representative. Each representative will serve on the Management Committee at the pleasure of the Person appointing him or her. The Management Committee shall, as of the effective date of this Amendment No. 1, consist of P. Jay Schliesman and Gregory J. Orman (appointed by KLT), Mark R. Schroeder (appointed by ELC) and Richard M. Zomnir (appointed by Holdings).

2. Section 3.5 of the LLC Agreement is deleted and the following section inserted in lieu thereof:

3.5. Quorum. The presence of representatives appointed by Persons holding, in aggregate, a majority of the Units of Series SEL Voting Interest shall constitute a quorum at any duly called meeting of the Management Committee.

3. Section 3.6 of the LLC Agreement is deleted and the following section inserted in lieu thereof:

3.6. Voting. Each representative on the Management Committee shall be entitled to a vote upon each matter submitted or required to be submitted to a vote at a meeting of the Management Committee in proportion to the percentage of Units of Series SEL Voting Interest held by the Person appointing such representative. An affirmative vote of the representatives appointed by Persons holding, in aggregate, a majority of the Units of Series SEL Voting Interest shall be required to approve the action to be taken by the Management Committee, except for matters requiring a unanimous vote set forth in Section 3.12.

4. The first paragraph of Section 3.13 of the LLC Agreement is deleted and the following paragraph inserted in lieu thereof:

3.13 Powers of the Management Committee. In addition to that contemplated above, the Management Committee shall have the power to do the following upon the affirmative vote of the representatives appointed by Persons holding, in aggregate, a majority of the Units of Series SEL Voting Interest, without the consent of the Members:

5. The first sentence of Section 3.15 of the LLC Agreement is deleted and the following sentence inserted in lieu thereof:

The Management Committee, by an affirmative vote of the representatives appointed by Persons holding, in aggregate, a majority of the Units of Series SEL Voting Interest, may remove the Chief Executive Officer, in its sole and absolute discretion if, at any time or from time to time, it becomes dissatisfied with the Chief Executive Officer's performance under this Agreement (regardless of whether such dissatisfaction shall constitute legal "cause" for termination).

6. This Amendment No. 1 will automatically become effective as of the closing date of the transfer and exchange of Interests pursuant to that certain Exchange Agreement between KLT Energy Services Inc. and MTB Energy, Inc., dated effective as of January 1, 2001.

[signature page follows]

In witness whereof, the parties hereto have signed this Amendment on the date first above written.

Custom Energy Holdings, L.L.C.,
a Delaware limited liability company

By: [signature]
Gregory J. Orman, President and Chief Executive Officer

Strategic Energy, L.L.C.,
a Delaware limited liability company

By: [signature]
Richard M. Zomnir, President and Chief Executive Officer

Consented to by the holders of
Series SEL Voting Interests:

SE Holdings, L.L.C.,
a Delaware limited liability company

By: [signature]
Name:____________
Title:____________

KLT Energy Services Inc.,
a Missouri corporation

By: Frank R. Clark
~~P. Jay Schliesman, President~~ Frank R. Clark, Treasurer

Environmental Lighting Concepts, Inc.,
a Minnesota corporation

By: [signature]
Mark R. Schroeder, President

MTB Energy, Inc.

By: ______________________
L. Tim Clemons, ~~President.~~ CEO

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

STRATEGIC ENERGY, L.L.C.

A

DELAWARE LIMITED LIABILITY COMPANY

DATED DECEMBER 31, 1999

TABLE OF CONTENTS

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

STRATEGIC ENERGY, L.L.C.

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT ("LLC Agreement"), is made and entered into this 31st day of December, 1999, by and between Custom Energy Holdings, a Delaware limited liability company ("CE" or the "Member") and Strategic Energy, L.L.C., a Delaware limited liability company ("Company")

WHEREAS, KLT Energy Services, Inc., a Missouri corporation ("KLT"), Environmental Lighting Concepts, Inc. a Minnesota corporation ("ELC"), MTB Energy, Inc., a Missouri corporation ("MTB") and SE Holdings, L.L.C., a Delaware limited liability company ("Holdings") own all of the outstanding interests of CE;

WHEREAS, CE now holds all of the issued and outstanding interests of the Company, and

WHEREAS, the Company and CE wish to adopt this LLC Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and benefits set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1
THE LIMITED LIABILITY COMPANY

1.1 Formation of Limited Liability Company. The Certificate of Formation of Strategic Energy, L.L.C. (the "Company") was filed in the office of the Secretary of State of Delaware pursuant to the Delaware Act on the 24th day of September, 1998 and is hereby ratified by the Members.

1.2 Registered Office and Agent. The address of the Company's registered office in the State of Delaware is located at 1013 Centre Road, Wilmington, Delaware 19805, or any other or additional place or places as the Members may determine from time to time, and the registered agent at such office is The Corporation Service Company.

In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Management Committee shall promptly designate a replacement registered agent or registered office as the case may be, and make the appropriate filings with the secretary of state. If the Management Committee shall fail to designate a replacement registered agent or registered office, as the case may be, then any one Member may designate a replacement registered agent or registered office and make the appropriate filings in the Office of the Secretary of State of Delaware.

1.3 Purpose. The purpose and business of the Company shall be to provide power supply coordination services, direct power and gas, and competitive power purchasing strategies to commercial and industrial customers, and to invest in business ventures which undertake such activities, and to do all other things which are reasonably incidental to the foregoing. The Company may transact any or all other lawful business for which a limited liability company may be organized under the Delaware Act upon the affirmative vote or consent of the Management Committee of the Company specifically authorizing any such other lawful business.

1.4 Principal Place of Business. The principal place of business of the Company shall be Two Gateway Center, Ninth Floor, Pittsburgh, PA 15220, or at such other place or places within or without the State of Delaware as the Management Committee may designate from time to time.

1.5 Property. All assets, including real and personal property owned and held by the Company shall be owned by the Company in the name of the Company and no Member or Economic Interest Owner shall have any ownership interest in such property in its individual name or right. Each Member's or Economic Interest Owner's interest in the Company shall be personal property for all purposes. Any deed, bill of sale, mortgage, lease, contract of sale or other instrument purporting to convey or encumber any interest in the property of the Company shall be signed only as authorized by the affirmative vote or consent of the Management Committee as provided herein.

1.6 No State Law Partnership. The Members have formed the Company under the Delaware Act, and intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, that no Member shall be a partner of, or a joint venturer with, any other Member for any purpose, other than for United States federal and state tax purposes, and that this Agreement shall not be construed to suggest otherwise.

1.7 Limited Authority of Members. No Member shall have any authority to bind the Company as to any matter except as expressly provided herein.

ARTICLE 2
DEFINITIONS

2.1 Definitions. As used in this LLC Agreement:

(a) "Affiliate" means, when used with reference to a specified Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such specified Person, (ii) any Person owning or controlling 10 percent or more of the outstanding voting securities of such specified Person, and (iii) any officer, director or partner of such specified Person or of any Person specified in (i) or (ii) above. The term "Affiliate" shall not include any Person providing legal, accounting or other professional services to the Company solely on account of providing such services.

(b) "Capital Account" means, with respect to any Member or Economic Interest Owner, the Capital Account maintained for such Person in accordance with the following provisions:

(i) To each Person's Capital Account there shall be credited such Member's or Economic Interest Owner's Capital Contributions, such Member's or Economic Interest Owner's distributive share of Net Profits and any items in the nature of income or gain which are specially allocated pursuant to Article 7 hereof, and the amount of any Company liabilities assumed by such Member or Economic Interest Owner or which are secured by any Property distributed to such Member or Economic Interest Owner.

(ii) To each Member's or Economic Interest Owner's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Property distributed to such Member or Economic Interest Owner pursuant to any provision of this LLC Agreement, such Member's or Economic Interest Owner's distributive share of Net Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Article 7 hereof, and the amount of any liabilities of such Member or Economic Interest Owner assumed by the Company or which are secured by any property contributed by such Member or Economic Interest Owner to the Company.

(iii) In the event any interest in the Company is transferred in accordance with the terms of this LLC Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(iv) In determining the amount of any liability for purposes of Sections 2.1(b)(i) and 2.1(b)(ii) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this LLC Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations, assuming that such regulations applied to the Company.

(c) "Capital Contribution" or "Capital Contributions" means, with respect to any Member or Economic Interest Owner, the amount of money and the Gross Asset Value of any property (other than money) contributed to the Company with respect to the Percentage Interest held by such Member or Economic Interest Owner pursuant to the terms of this LLC

Agreement. The initial Capital Contributions of the Members are set forth on Exhibit A hereto, which is incorporated herein by this reference.

(d) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

(e) "Economic Interest" shall mean the ownership interest of a Person in the Company's Net Profits, Net Losses and the distribution of Net Profits and/or the Company's assets pursuant to this LLC Agreement and the Delaware Act, but shall not include any right to vote on, consent to or otherwise participate in any decision of the Members in the management of the Company, nor any right to appoint a representative of the Management Committee.

(f) "Economic Interest Owner" shall mean any Person who owns an Economic Interest, but is not a Member.

(g) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes (reduced by the amount of any liabilities that are liens on such asset), except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member or Economic Interest Owner to the Company shall be the gross fair market value of such asset, as determined by the contributing Member or Economic Interest Owner and all of the remaining Members;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Management Committee, as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member or Economic Interest Owner in exchange for more than a de minimis Capital Contribution; and (B) the distribution by the Company to a Member or Economic Interest Owner of more than a de minimis amount of property as consideration for an interest in the Company.

(iii) The Gross Asset Value of any Company asset distributed to any Member or Economic Interest Owner shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Management Committee;

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 2.1(g)(iv) to the extent the Management Committee determine that an adjustment pursuant to Section 2.1(g)(ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 2.1(g)(iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 2.l(g)(i), Section 2.1(g)(ii), or Section 2.l(g)(iv) hereof, such Gross Asset Value shall thereafter be adjusted by the depreciation or amortization taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

(h) "Management Committee" shall mean the committee of the Company, appointed by the Member and established pursuant to Article 3 of this LLC Agreement.

(i) "Member" shall mean any person executing this LLC Agreement from time to time and as otherwise admitted as a member of the Company.

(j) "Net Profits" and "Net Losses" means, for each fiscal year, an amount equal to the Company's taxable income or loss for such fiscal year, determined in accordance with Code Section 703(a) (for these purposes, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this Section 2.1(j) shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this Section 2.1(j) shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 2.1(g)(ii) or Section 2.1(g)(iii) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(iv) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v) Depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss shall be determined based upon the property's Gross Asset Value.

(vi) To the extent an adjustment to the adjusted tax basis of any

Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1 (b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's or Economic Interest Owner's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(vii) Notwithstanding any other provision of this Section 2.1(j), any items which are specially allocated pursuant to Section 7 hereof shall not be taken into account in computing Net Profits or Net Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 7 hereof shall be determined by applying rules analogous to those set forth in Sections 2.1(j)(i) through 2.1(j)(iv) above.

(k) "Operating Costs" shall mean, with respect to any period, all cash expenditures incurred incident to the normal operation of the Company's business and any amounts determined by the Management Committee, from time to time, to be reasonably necessary to provide a reserve for the operations, expenses, debt payments, capital improvements, and contingencies of the Company.

(l) [omitted]

(m) "Person" shall include any individual, trust, estate, corporation, partnership, limited liability company, association or other entity.

(n) "Proceeds" shall mean, with respect to any period, gross receipts received by the Company from all sources during such period, including, without limitation, all sales, other dispositions, and refinancing of the Company's property, but does not include Capital Contributions as provided for in Article 6 of this LLC Agreement.

(o) "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

(p) "Subsidiary" means, with respect to the Company, any Person of which securities or other ownership interests having ordinary voting power to elect at least a majority of the board of directors or other persons performing similar functions are at the same time directly owned or indirectly owned by the Company.

(q) "Unit" shall mean a fraction of an Economic Interest or a Voting Interest, as the case may be, the numerator of which shall be one (1), and the denominator of which shall be the total number of issued and outstanding Units of the Company.

(r) "Voting Interest" shall mean, with respect to any Member, such Person's ownership of voting rights in the Company (including without limitation the right to appoint representatives to the Management Committee as herein provided), as set forth in this Agreement.

2.2 Other Definitional Provisions.

(a) As used in this Agreement, accounting terms not defined in this Agreement shall have the respective meanings given to them under generally accepted accounting principles.

(b) The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, section, subsection, schedule and exhibit references are to this Agreement unless otherwise specified.

(c) Words of the masculine gender shall be deemed to include the feminine or neuter genders, and vice versa, where applicable.

(d) Words of the singular number shall be deemed to include the plural number, and vice versa, where applicable.

(e) Words not defined herein, but defined in the Limited Liability Agreement of CE shall have the meanings accorded such terms in such agreement.

ARTICLE 3
MANAGEMENT

3.1 Management Committee. The business and affairs of the Company shall be controlled and managed exclusively by a Management Committee which, subject to the provisions and limitations contained in this LLC Agreement and any applicable law, shall have the power and authority to take, or cause to be taken, any and all actions necessary and proper to conduct the business affairs of the Company and carry out its duties as described in this LLC Agreement.

The Management Committee shall consist of four (4) representatives, one (1) of whom shall be appointed by KLT, one (1) of whom shall be appointed by MTB, one (1) of whom shall be appointed by ELC, and one (1) of whom shall be appointed by Holdings. In the event of the resignation or death of a representative, the vacancy shall be promptly filled by a nominee of the Person who appointed the departing representative. The appointment of each representative on the Management Committee subsequent to the initial representatives named this Section 3.1 shall be evidenced by an appointment, and acceptance of appointment, in a writing delivered to the Company by the Person entitled to appoint such representative. Each representative will serve on the Management Committee at the pleasure of the Person appointing him or her. The Management Committee shall, as of the date of this LLC Agreement, consist of Ronald G. Wasson (appointed by KLT), Gregory J. Orman (appointed by ELC), L. Tim Clemons (appointed by MTB), and Richard M. Zomnir (appointed by Holdings).

If a member of CE transfers all of its Economic Interests and the transferee thereof is admitted as a member of CE as provided in the LLC Agreement of CE, then the transferee of such Economic Interest shall succeed to such Person's rights to appoint representatives to the Management Committee as provided in this Section 3.1. In addition, if CE admits any additional member who receives a Series SEL Voting Interest in CE, the number of representatives to the Management Committee shall be increase by one (1) representative and such additional member of CE shall be allowed to appoint such representative.

3.2 Transactions with Members and Affiliates. The Company may enter into agreements with one or more Members or Affiliates of a Member to provide financing, leasing, management, legal, accounting, architectural, brokerage, development, or other services or to buy, sell, or lease assets to or from the Company ("Affiliate Transactions") with a value of less than five thousand dollars ($5,000), provided that any such agreements and transactions shall be disclosed to the Management Committee and be at rates at least as favorable to the Company as those available from unaffiliated parties. Affiliate Transactions with a value of five thousand dollars ($5,000) or more shall require the express written consent of the Chief Executive Officer, or, if the Chief Executive Officer is an Affiliate in the Affiliate Transaction, the consent required shall be that of the next highest unaffiliated officer. The validity of any transaction, agreement, or payment involving the Company and any Member or Affiliate of a Member otherwise permitted hereunder shall not be affected by reason of the relationship between such Person and the Company or any of its Members.

3.3 Chairman and Other Officers. A representative on the Management Committee shall serve as the Chairman of the Management Committee and as Chief Executive Officer of the Company. The initial Chairman of the Management Committee and Chief Executive Officer of the Company shall be Richard M. Zomnir. The Chief Executive Officer shall have those duties and responsibilities as are outlined in Section 3.14 hereof. The Company shall have such other officers as may be appointed by the Management Committee, or in the absence of such appointment, as designated by the Chairman of the Management Committee. The Chairman of the Management Committee shall preside at all meetings of the Management Committee, and shall have such other duties and responsibilities as may be assigned by the Management Committee from time to time.

3.4 Meetings. The Management Committee shall have quarterly meetings within eight weeks after the end of each fiscal quarter. Meetings of the Management Committee may be called by either the Chairman of the Management Committee, or by another representative on the Management Committee, by written notice designating the time and place of the meeting sent to each representative not fewer than five (5) nor more than ten (10) days before the date of the meeting to the address of the Member appointing such representative. If no place is designated, then the meeting shall be held at the Company's principal place of business. If all of the representatives to the Management Committee meet at any time and place, the meeting shall be valid without call or notice and any lawful action may be taken at such meeting.

3.5 Quorum. The presence of three representatives of the Management Committee at such meeting shall constitute a quorum at any duly called meeting of the Management Committee.

3.6 Voting. Each representative on the Management Committee shall be entitled to an equal vote upon each matter submitted or required to be submitted to a vote at a meeting of the Management Committee. An affirmative vote of three representatives shall be required to approve the action to be taken by the Management Committee, except for matters requiring a unanimous vote set forth in Section 3.12.

3.7 Action Without A Meeting. Any action which is required or permitted to be taken at a meeting of the Management Committee may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the actions so taken, is signed by each of the representatives to the Management Committee entitled to vote on such matter and filed with the Company.

3.8 Telephone Meetings. Representatives of the Management Committee may participate in a meeting of the Management Committee by means of conference telephone or other similar communication equipment whereby all persons participating in the meeting can hear each other. Participation in the meeting in this manner constitutes presence in person at the meeting.

3.9 Waiver of Notice. Whenever any notice is required to be given to any representative to the Management Committee, a waiver of the notice in writing signed by the person entitled to the notice, whether before, at or after the time stated therein, and delivered to the Company for inclusion in the minutes or filing with the Company's records, shall be deemed equivalent to the giving of such notice.

3.10 Salary and Expenses. Representatives serving on the Management Committee, as such, shall not receive any stated salary for their services on the Management Committee, but by resolution of the Management Committee may receive reimbursement of expenses of attendance at each meeting of the Management Committee.

3.11 Operating Budgets. No later than sixty (60) days prior to the end of the then current fiscal year, the Management Committee shall review and adopt annual operating budgets for the Company. No action or failure to act which would constitute a material change from any general and administrative expense or capital item in the budget shall be made or caused by the

Company without the prior affirmative vote or consent of the Management Committee. Each budget shall include the following:

(a) A narrative description of any activities proposed to be undertaken during the period subject of such budget;

(b) A projected annual income statement (accrual basis) for such period;

(c) A projected balance sheet as of the end of the period;

(d) A schedule of projected cash flow (including itemized operating revenues, costs, and expenses) for such period; and

(e) A description of any proposed investments and capital expenditures, including projected dates for commencement and completion of the foregoing, as well as the description of any contemplated or existing financing activities for such period.

3.12 Matters Requiring Unanimous Approval of the Management Committee. All of the representatives of the Management Committee shall have to approve any of the following:

(a) Amend this LLC Agreement or admit any new Member or issue any additional Economic Interests;

(b) Take any action or fail to take any action in contravention of this LLC Agreement;

(c) Make or cause the Company to become a party to any contract or commitment, or renew, extend, amend or modify any contract or commitment, with a Member or an Affiliate of a Member, except as expressly permitted by this LLC Agreement;

(d) Dissolve and wind up the business of the Company or the taking of any corporate or other action by or on behalf of the Company in furtherance of the foregoing (except as contemplated in Section 3.13);

(g) Assume, incur, or guarantee or become liable for any indebtedness or borrowed money on behalf of the Company if such indebtedness or borrowed money is recourse to any of the Members; or

3.13 Powers of the Management Committee. In addition to that contemplated above, the Management Committee shall have the power to do the following upon the affirmative vote of three representatives of the Management Committee, without the consent of the Members:

(a) Merge or consolidate or agree to merge or consolidate the Company with or into any other entity;

(b) Approve any non-budgeted expenditure;

(c) Make an acquisition of, or investment in, any business enterprise or venture;

(d) Assume, incur or guarantee or become liable for any indebtedness or borrowed money on behalf of the Company;

(e) Review and adopt all operating and other budgets of the Company;

(f) Sell, exchange, lease, mortgage, pledge or otherwise dispose of all or a substantial portion of the property and assets of the Company in a single transaction or series of related transactions;

(g) File any registration statement or any amendments thereto with the Securities and Exchange Commission ("SEC") registering any of the Voting Interests, Economic Interests or other securities of the Company or file or prepare a prospectus in accordance with Rule 424(b) as promulgated by the SEC:

(h) Transact any business other than that which is consistent with the purpose and business of the Company as described in Section 1.3 above;

(i) Make any distributions to the Members or Economic Interest Owners, except as otherwise provided in this LLC Agreement;

(j) The partition of any assets of the Company or any distribution of any assets of the Company;

(k) Increase the salary of an Affiliate of any member of CE; and

(l) Take such other actions specified in this LLC Agreement as requiring the consent or approval of the Management Committee.

3.14 Duties of Chief Executive Officer. The Chief Executive Officer shall be responsible for the management of the day to day business and affairs of the Company in accordance with the annual budgets adopted by the Management Committee and as otherwise directed by the Management Committee from time to time. Any decision or act of the Chief Executive Officer within the scope of the Chief Executive Officer's authority granted hereunder shall control and bind the Company. The Chief Executive Officer may, at his sole discretion, delegate his duties and responsibilities hereunder to other officers of the Company. Except as set forth in Sections 3.12 and 3.13 above, the Chief Executive Officer shall have the power to do the following, without the consent of the Members or the Management Committee:

(a) Control of the day-to-day operations of the Company;

(b) Carrying out and affecting all directions of the Management Committee;

(c) Providing for the accounting function for the Company;

(d) Applying for and obtaining all appropriate insurance coverage;

(e) Temporary investment of the Company's funds and short-term investments providing for appropriate safety of principal;

(f) Engaging in any kind of activity and performing and carrying out all contracts of any kind necessary to, in connection with or incidental to the accomplishment of the purposes and business of the Company, so long as said activities and contracts are in the ordinary course of business;

(g) Negotiate, execute and perform all agreements, and exercise all rights and remedies of the Company in connection with the foregoing; and

(h) Providing quarterly and annual budgets, and operating and financial reports to the Management Committee.

3.15 Removal or Resignation of Chief Executive Officer. The Management Committee, by a majority vote thereof, may remove the Chief Executive Officer, in its sole and absolute discretion if, at any time or from time to time, it becomes dissatisfied with the Chief Executive Officer's performance under this Agreement (regardless of whether such dissatisfaction shall constitute legal "cause" for termination). A Person who has been removed as Chief Executive Officer shall continue to be a Member or Economic Interest Owner for all other purposes of this Agreement, if the Chief Executive Officer is also a Member or Economic Interest Owner in the Company.

The Chief Executive Officer of the Company may resign at any time by giving sixty (60) days advance written notice to each of the representatives to the Management Committee. The resignation of a Chief Executive Officer shall take effect sixty (60) days from the date of the notice or at such later time as shall be specified in the notice and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Chief Executive Officer who is also a Member or Economic Interest Owner shall not affect the Chief Executive Officer's rights as a Member or Economic Interest Owner and shall not constitute a withdrawal of the Member or Economic Interest Owner from the Company.

3.16 Compensation of Chief Executive Officer. The compensation of the Chief Executive Officer shall be fixed from time to time by the Management Committee, and no Chief Executive Officer shall be prevented from receiving any such compensation because the Chief Executive Officer is also a Member or Economic Interest Owner of the Company.

3.17 Restrictions on the Members. No Member or Economic Interest Owner individually shall have the authority to do any binding act on behalf of the Company without the approval of the Management Committee as provided in this LLC Agreement.

ARTICLE 4
RIGHTS AND OBLIGATIONS OF MEMBERS

4.1 Limitation of Liability. Each Member's and Economic Interest Owner's liability shall be limited as set forth in this LLC Agreement, the Delaware Act and other applicable law.

4.2 Company Liabilities. A Member or Economic Interest Owner will not be personally liable for any debts or losses of the Company beyond the Member's or Economic Interest Owner's respective capital contributions and any obligation of the Members and Economic Interest Owners to make additional Capital Contributions as provided in this LLC Agreement, except as required by law.

4.3 Priority and Return of Capital. Except as otherwise expressly provided in this LLC Agreement, no Member or Economic Interest Owner shall have priority over any other Member or Economic Interest Owner, either for the return of Capital Contributions or for Net Profits, Net Losses or distributions; provided that this Section shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

4.4 Liability of a Member or Economic Interest Owner to the Company. A Member or Economic Interest Owner who rightfully receives a return in whole or in part of its Capital Contribution is liable to the Company only to the extent now or hereafter provided by the Delaware Act.

4.5 Independent Activities. Except as may otherwise be agreed upon in writing between the Company and a Member or Economic Interest Owner, each Member, Economic Interest Owner and Management Committee representative shall be required to devote only such time to the affairs of the Company as such Member, Economic Interest Owner and Management Committee representative determines in its sole discretion, and each such Member, Economic Interest Owner and Management Committee representative shall be free to serve any other Person in any capacity that it may deem appropriate in its discretion; provided, however, that no Member, Economic Interest Owner or Management Committee representative shall either directly or indirectly engage in any activities which in any way concern or are related to the license, sale, provision, use or marketing of products, services or activities which are licensed, sold, provided, used or marketed by the Company, or which activities otherwise are competitive with the Company or otherwise, without first acquiring the written approval of each of the representatives of the Management Committee not appointed by the Member or Economic Interest Owner requesting or requiring such approval.

ARTICLE 5
MEETINGS OF MEMBERS

5.1 Annual Meeting. The Member shall not hold any meetings, since the Company shall act solely through the Management Committee.

ARTICLE 6
CAPITAL CONTRIBUTIONS

6.1 Initial Capital Contributions. A Capital Account shall be maintained for each Member as provided in Section 2.1(b) above, which shall include the initial Capital Contribution of each Member as set forth on Exhibit A, attached hereto. The number of Units of Percentage Interest of each Member shall be as also set forth in Exhibit A. No Member shall have any interest or rights in the capital contributed by any other Member.

6.2 Additional Capital Contributions. The Member and the Management Committee recognize that the Company may require additional capital from time to time in order to accomplish the purposes and the business for which the Company is formed. If the Member determines to make an Additional Capital Contribution to the Company pursuant to Section 6.2.2 of the CE Limited Liability Company Agreement, the Member shall make a contribution to the Capital of the Company in the amount of such Additional Capital Contribution made to CE pursuant to such Section.

6.3 Capital Accounts of Members. The amount of any additional Capital Contribution made by any Member or Economic Interest Owner shall be added to the Capital Account of such contributing Member or Economic Interest Owner.

6.4 Interest and Other Amounts. No Member or Economic Interest Owner shall receive any interest, salary, or drawing with respect to its Capital Contributions or its Capital Account or for services rendered to or on behalf of the Company or otherwise in its capacity as a Member or Economic Interest Owner, except as otherwise provided in this LLC Agreement or other agreement approved and ratified by all of the Members between the Company and such Member or Economic Interest Owner.

6.5 Amendment of Documents. Except as provided above or pursuant to a Member's or Economic Interest Owner's acquisition of an additional Economic Interest as permitted under this LLC Agreement, any adjustments in Percentage Interests shall be effectuated by amending this LLC Agreement and the execution and filing of any other documents required by the Delaware Act.

6.6 Withdrawal of Capital Contribution. Except as otherwise provided in this LLC Agreement, the affirmative vote or consent of all of the Members shall be required to modify, compromise or release the amount and/or character of a Member's or Economic Interest Owner's Capital Contribution, or any promise made by a Member as consideration for the acquisition of an interest in the Company. Under circumstances requiring the return of any Capital Contribution, no Member or Economic Interest Owner shall have the right to receive any property of the Company, other than cash, except as may be specifically provided herein.

6.7 Loans of Members. A Member or Economic Interest Owner may loan cash or other property to the Company, should additional funds be required, upon such terms as all of the Members shall agree by affirmative vote or consent. Loans by any Member or Economic Interest Owner to the Company shall not be considered as contributions to the capital of the Company. Except as otherwise provided in this LLC Agreement, none of the Members or Economic Interest Owners shall be obligated to make any loan or advance to the Company.

ARTICLE 7
ALLOCATIONS

7.1 Net Profits and Net Losses. Net Profits and Net Losses for any fiscal year shall be allocated to the Member.

ARTICLE 8
ACCOUNTING. DISTRIBUTIONS AND TAXES

8.1 Distribution of Cash. If the Management Committee determines that the Company has adequate available cash (taking into account its current and anticipated future cash needs), the Company shall make cash distributions to CE in the amount determined by the Management Committee, which amounts shall be distributed by CE pursuant to Section 8.1 of the CE Limited Liability Company Agreement. Notwithstanding the foregoing, the Management Committee shall make, within forty five (45) days after the close of each quarter of each fiscal year, cash distributions to the Members and Economic Interest Owners in an amount equal to forty five percent (45%) of the Net Profits of the Company (or such greater amount as may be determined upon the affirmative vote of the Management Committee or required to pay any "accrued Flow-Through Tax Liability" attributed to the Members or Economic Interest Owners of the Company or the Members of CE holding Series SEL Economic Interests).

Further, notwithstanding the foregoing, no distributions shall be made unless, after distribution is made, the assets of the Company are in excess of its liabilities, except amounts payable to Members or Economic Interest Owners on account of Capital Contributions.

8.2 Accounting. The fiscal and tax year of the Company shall be the calendar year. For tax purposes, the records of the Company shall be maintained on an accrual method of accounting. The books of account of the Company shall be kept and maintained at all times at the principal place of business of the Company or such other location as determined by the Management Committee. Each Member shall have the right at all reasonable times during usual business hours to audit, examine and make copies of or extracts from the books of account of the Company, and a list of the names and addresses of all of the Members and Economic Interest Owners. Such right may be exercised through any agent of such Member. Each Member shall bear all expenses incurred in any examination made for its account.

As soon as reasonably practicable after the end of each calendar month, the Chief Executive Officer shall furnish each Member and Economic Interest Owner with an interim unaudited balance sheet of the Company as of the last day of such calendar month, an unaudited statement of profit or loss of the Company for such calendar month, and an unaudited statement of cash receipts and disbursements for such calendar month, each prepared in accordance with generally accepted accounting principles. As soon as reasonably practicable after the end of each fiscal and tax year, the Chief Executive Officer shall furnish each Member and Economic Interest Owner with: (i) a balance sheet of the Company as of the last day of such fiscal or tax year, a statement of profit or loss of the Company for such year, and a statement of cash receipts and disbursements, each prepared in accordance with generally accepted accounting principles and audited by the Company's independent certified public accountants; and (ii) a copy of the federal income tax return (if applicable) of the Company.

ARTICLE 9
TERM. TERMINATION. AND DISTRIBUTION UPON LIQUIDATION

9.1 Term. The term of the Company was commenced on the date the Certificate of Formation for the Company was filed in the Office of the Delaware Secretary of State in accordance with the Delaware Act and shall continue until January 31, 2049 unless earlier dissolved by the unanimous written consent of all of the Members, or the provisions of the Certificate of Formation this LLC Agreement or the Delaware Act.

9.2 Events of Dissolution. Unless the continuation of the Company's business is approved by the affirmative vote or consent of all of the remaining Members within ninety (90) days of an event of withdrawal, the Company shall immediately dissolve upon an event of withdrawal. An event of withdrawal shall include:

(a) January 31, 2049;

(b) The affirmative vote or consent by all of the Members to dissolve, wind up and liquidate the Company; or

(c) The happening of any other event that makes it unlawful or impossible to carry on the business of the Company.

9.3 Cessation of Business. In the event of the occurrence of any event effecting the dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until the Chairman has filed a certificate of cancellation in the office of Delaware Secretary of State or until a decree terminating the Company has been entered by a court of competent jurisdiction.

9.4 Winding Up, Liquidation and Distribution of Assets. Upon dissolution, an accounting shall be made of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution and the Chairman shall immediately proceed to wind up the affairs of the Company. If the Company is dissolved and its affairs are to be wound up, the Chairman shall:

(a) Collect and sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent a Majority in Interest may determine to distribute any assets to the Members and Economic Interest Owners in kind);

(b) Allocate any Net Profits or Net Losses resulting from such sale or other disposition of the Company's assets to the Members' and Economic Interest Owners' Capital Accounts in accordance with Section 2.1(b) above;

(c) Discharge all debts, liabilities and obligations of the Company, including those to Members and Economic Interest Owners who are creditors, to the extent otherwise permitted by law, other than debts, liabilities and obligations to Members and Economic Interest Owners for distributions, and establish such reserves as the Management Committee may deem reasonably necessary to provide for contingencies or liabilities of the Company (for purposes of determining the Capital Accounts of the Members and Economic Interest Owners, the amounts of such reserves shall be deemed to be an expense of the Company);

(d) Distribute the remaining assets to the Member either in cash or in kind, with any assets distributed in kind being valued for this purpose at their fair market value.

(e) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated; and

(f) The remaining Members shall comply with any applicable requirements of the Delaware Act pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

9.5 Certificate of Cancellation. When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining assets have been distributed to the Members and Economic Interest Owners, the Chairman shall execute a certificate of cancellation setting forth the information required by the Delaware Act and shall be delivered to the Delaware Secretary of State.

9.6 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this LLC Agreement, upon dissolution, each Member and Economic Interest Owner shall look solely to the assets of the Company for the return of its Capital Contributions. If the Company assets remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions of the Members and Economic Interest Owners, the Members and Economic Interest Owners shall have no recourse against any other Member or Economic Interest Owner.

ARTICLE 10
MISCELLANEOUS PROVISIONS

10.1 Waiver of Right of Partition. It is specifically agreed that no Member or Economic Interest Owner shall have the right to ask for partition of the assets owned or hereafter acquired by the Company, nor shall any such Member or Economic Interest Owner have the right to any specific assets of the Company on the liquidation or winding up of the Company, except upon the affirmative vote or consent of all Members.

10.2 Notices. Except as otherwise provided in this LLC Agreement, any notice required or permitted herein shall be in writing and shall be deemed to have been delivered, whether actually received or not, two (2) calendar days after being deposited in the United States mail, by registered mail, return receipt requested, postage prepaid, addressed to the party entitled thereto at the last address of such party provided by such party to the Company. Any notice to the Company shall be sent to the Company's principal place of business.

10.3 Governing Law. This LLC Agreement has been made and executed in accordance with the Delaware Act and is to be construed, enforced, and governed in accordance therewith and with the laws of the State of Delaware. The parties agree that all actions or proceedings arising directly or indirectly from this LLC Agreement shall be commenced and litigated only in the District Court of Johnson County, Kansas, or the United States District Court for the District of Kansas, located in Kansas City, Kansas. The parties hereby consent to the jurisdiction over them of the District Court of Johnson County, Kansas, or the United States District Court for the District of Kansas, in all actions or proceedings arising directly or indirectly from this LLC Agreement.

10.4 Entire Agreement. Except as otherwise provided herein, this LLC Agreement together with the recitals and Exhibits hereto, each of which are incorporated herein by this reference, constitutes the entire agreement among the Members on the subject matter hereof and may not be changed, modified, amended, or supplemented except in writing, signed by all of the Members and consented to by all of the holders of the Series SEL Voting Interests in CE. All other oral or written agreements, promises, and arrangements in relation to the subject matter of this LLC Agreement are hereby rescinded.

10.5 Binding Agreement. Subject to the restrictions and encumbrances set forth herein, the terms and provisions of this LLC Agreement shall be binding upon, be enforceable by and inure; to the benefit of the Members, Economic Interest Owners and their respective heirs, executors, administrators, personal representatives, successors, and assigns.

10.6 Interpretation. The descriptive headings contained in this LLC Agreement are for convenience only and are not intended to define the subject matter of the provisions of this LLC Agreement and shall not be resorted to for interpretation thereof.

10.7 Severability. If any provision of this LLC Agreement or the application thereof to any individual or entity or circumstance shall be invalid or unenforceable to any extent, the remainder of this LLC Agreement and the application of such provisions to other individuals or entities or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

10.8 Waiver. No consent or waiver, express or implied, by any Member or Economic Interest Owner to or of any breach or default by any other Member or Economic Interest Owner in the performance by such other Member or Economic Interest Owner of its obligations under this LLC Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member or Economic Interest Owner of the same or any other obligations hereunder. The failure on the part of any Member or Economic Interest Owner to complain of any act or failure to act of any of the other Members or Economic Interest Owners or to declare any of the other Members or Economic Interest Owners in default, irrespective of how long such failure continues, shall not constitute a waiver by such Member or Economic Interest Owner of its rights under this LLC Agreement.

10.9 Equitable Remedies. The rights and remedies of any of the Members or Economic Interest Owners hereunder shall not be mutually exclusive. Each of the Members and Economic Interest Owners confirms that damages at law may be an inadequate remedy for a breach or threatened breach of this LLC Agreement and agrees that in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, but nothing herein contained is intended to, nor shall it, limit or affect any right or rights at law or by statute or otherwise of a Member or Economic Interest Owners aggrieved as against a party for a breach or threatened breach of any provision hereof; it being the intention hereof to make clear the agreement of the Members and Economic Interest Owners that the respective rights and obligations of the Members and Economic Interest Owners hereunder shall be enforceable in equity as well as at law or otherwise.

10.10 Attorney's Fees. In the event of a default by a Member or Economic Interest Owner under this LLC Agreement, the non-defaulting Members and Economic Interest Owners shall be entitled to recover all costs and expenses, including attorney's fees, incurred as a result of said default or in connection with the enforcement of this LLC Agreement.

10.11 Counterparts. This LLC Agreement may be executed in two (2) or more counterparts, all of which taken together shall constitute one (1) instrument.

10.12 Saving Clause. In the event any provision of this LLC Agreement shall be, or shall be found to be, contrary to the Delaware Act, such provision shall be deemed amended so as to conform with such Act.

10.13 Further Documentation. Each of the parties hereto agrees in good faith to execute such further or additional documents as may be necessary or appropriate to fully carry out the intent and purpose of this LLC Agreement.

10.14 Incorporation of Recitals. The preamble and recitals to this LLC Agreement are hereby incorporated by reference and made an integral part hereof.

10.15 Indemnification. The Company shall indemnify any Member, representative on the Management Committee, Chairman or officer of the Company (each referred to as an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, arbitration, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that such Indemnified Party is or was a Member, representative on the Management Committee, Chairman or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against liability incurred in connection with such action, arbitration, suit or proceeding, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Party in connection with such action, arbitration, suit or proceeding, including any appeal thereof, if such Indemnified Party acted in good faith and in a manner such Indemnified Party reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Indemnified Party's conduct was unlawful, except that no indemnification shall be made in respect of any claim, issue or matter as to which such Indemnified Party shall have been adjudged to be liable for gross negligence or gross misconduct in the performance of such Indemnified Party's duty to the Company unless and only to the extent that the court or arbitration in which the action, arbitration or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such Indemnified Party is fairly and reasonably entitled to indemnity for such expenses which the court or arbitration shall deem proper. The termination of any action, arbitration, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nob contendere or its equivalent, shall not, of itself, create a presumption that the Indemnified Party did not act in good faith and in a manner which such Indemnified Party reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Indemnified Party's conduct was unlawful.

IN WITNESS WHEREOF, the parties hereto have signed this LLC Agreement on the date first above written.

Custom Energy Holdings, L.L.C.
a Delaware limited liability company

By: Gregory J Orr
Name:
Title:

Strategic Energy, L.L.C.
a Delaware limited liability company

By:
Name:
Title:

Consented to by the holders of
Series SEL Voting Interests:

SE Holdings, L.L.C.,
a Delaware limited liability company

By:
Name:
Title:

KLT Energy Services Inc.,
a Missouri corporation

By: [signature]
Name: M G English
Title: Secretary

MTB Energy, Inc.,
a Missouri corporation

By: [signature]
Name: Tim Clemons
Title: President

Environmental Lighting Concepts, Inc.,
a Minnesota corporation

By: [signature]
Name: Mark R Schroeder
Title: President

date first above written.

Custom Energy Holdings, L.L.C.
a Delaware limited liability company

By:________________________
Name:________________________
Title:________________________

Strategic Energy, L.L.C.
a Delaware limited liability company

By: Richard Zomnir
Name: RICHARD ZOMNIR
Title: CEO & Pres.

Consented to by the holders of
Series SEL Voting Interests:

SE Holdings, L.L.C.,
a Delaware limited liability company

By: Richard Zomnir
Name: RICHARD ZOMNIR
Title: CEO & Pres.

KLT Energy Services Inc.,
a Missouri corporation

By: [signature]
Name: M G English
Title: Secretary

MTB Energy, Inc.,
a Missouri corporation

By:________________________________
Name:______________________________
Title:_______________________________

Environmental Lighting Concepts, Inc.,
a Minnesota corporation

By:________________________________
Name:______________________________
Title:_______________________________

EXHIBIT A

LIMITED LIABILITY COMPANY AGREEMENT OF STRATEGIC ENERGY, L.L.C.

Name	Description and Fair Market Value of Initial Capital Contribution	Number of Units of Economic and Voting Interests
Custom Energy Holdings, L.L.C.	$	10,000,000
TOTAL	$	10,000,000

No. CC0396366

STATE OF MISSOURI

SEAL OF THE SECRETARY OF STATE
MISSOURI

Rebecca McDowell Cook
Secretary of State

CORPORATION DIVISION
CERTIFICATE OF ACCEPTANCE

I, REBECCA McDOWELL COOK, Secretary of State, of the State of Missouri, do hereby certify that duplicate copies of a resolution of

KLT GAS INC.

Formerly,

a Missouri corporation relating to ACCEPTANCE OF CHAPTER 351,755 have been received in this office. The substance thereof is:

ACCEPTANCE UNDER THE CLOSE
CORPORATION LAW OF MISSOURI,
AS AMENDED

Said resolution is found to conform to law. ACCORDINGLY, I, by the virtue of the authority vested in me by law, hereby issue this Certificate of Acceptance.

IN TESTIMONY WHEREOF, I have set my hand and imprinted the GREAT SEAL of the State of Missouri, on this, the 31st day of MAY, 2000.

THE GREAT SEAL OF THE STATE OF MISSOURI
UNITED WE STAND DIVIDED WE FALL
SALUS POPULI SUPREMA LEX ESTO
MDCCCXX

Secretary of State

$25.00

State of Missouri

Rebecca McDowell Cook, Secretary of State

Corporations Division
P.O. Box 778, Jefferson City, MO 65102

James C. Kirkpatrick State Information Center
600 W. Main Street, Rm 322, Jefferson City, MO 65101

Amended Articles Accepting Close Corporation Law

(Submit in duplicate with filing fee of $25.00)

The corporation's Articles of Incorporation are hereby amended and restated by two-thirds of all outstanding shareholders on May 16, 2000 (Month/Day/Year) to become a statutory close corporation:

Article One

The name of the corporation is KLT Gas Inc. and it is a statutory close corporation.

Article Two

The name and address of its initial registered agent in this state is:

Name	Street Address	City/State/Zip
Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company	221 Bolivar Street	Jefferson City, MO 65101

Article Three

(A) The aggregate number, class and par value, if any, of shares which the corporation shall have authority to issue are as follows: 70,000 shares of common stock, all of which are without par value.

(B) The preferences, qualifications, limitations, restrictions, and the special or relative rights, including convertible rights, if any. in respect to the shares of each class are as follows:
There shall be no preferences, qualifications, limitations, restrictions or special or relative rights, including convertible rights, in respect of the shares herein authorized.

Article Four

(A) The transfer of shares by a living shareholder are as follows:

1. Governed by section 351.770; or
2. Stated as follows (state conditions for transfer): There are no conditions or restrictions on transfer.

(B) The transfer of shares of a deceased shareholder are as follows:

1. Governed by sections 351.780, 785 & 790 and modified as follows (state modifying conditions if any):

or

2. Governed by the following conditions: There are no conditions or restrictions on transfer.

Article Five
(Choose one)

☒ The corporation does not have a board of directors; or

☐ The number of directors to constitute the first board of directors is ______________________.
Thereafter the number of directors shall be fixed by, or the manner provided in the bylaws. Any changes in the number will be reported to the Secretary of State within thirty calendar days of such change; or

☐ The number of directors to constitute the board of directors is ______________. (The number of directors to constitute the board of directors must be stated herein if there are to be less than three directors. The person to constitute the first board of directors may, but not need, be named.)

Article Six

The duration of the corporation is perpetual.

Article Seven

The corporation is formed for the following purposes: The corporation is organized to engage in any lawful purpose.

Article Eight

This close corporation shall be dissolved in the following manner (complete both A & B):

(A) The following shareholder or shareholders have authority to dissolve the corporation (indicate all if all have authority and the percentage of votes required to vote on the dissolution, otherwise list name of individual shareholders with authority to dissolve): All shareholders have authority to vote on a proposal of dissolution. Such proposal must be approved by at least 2/3 of the votes entitled to be cast on the proposal.

(B) The above shareholder or shareholders may dissolve the corporation as follows:
1. At will (check here_x___); or
2. Upon the occurrence or the following specified event(s) or contingency(ies):

Article Nine

The following statement shall appear conspicuously on each share certificate:

> The rights of shareholders in a statutory close corporation may differ materially from the rights of shareholders in other corporations. Copies of the articles of incorporation and bylaws, shareholders' agreements, and other documents, any of which may restrict transfers and affect voting and other rights, may be obtained by a shareholder on written request to the corporation. (351.760, RSMo)

Article Ten
(Any additional optional statements)

The effective date of this document is the date it is filed by the Secretary of State of Missouri, unless you indicate a future date, as follows: ______________________________

(Date may not be more than 90 days after the filing date in this office)

In affirmation thereof, the facts stated above are true.

Signature of Officer or Chairman of the Board	Ronald G. Wasson Printed or Typed Name of Incorporators	May 16, 2000 Date of Signature

FILED AND CERTIFICATE
ISSUED

MAY 31 2000

SECRETARY OF STATE

Exhibit B-98

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

KLT GAS INC.

AMENDED AND RESTATED BYLAWS

JULY 3, 2000

KLT GAS INC.

AMENDED AND RESTATED
BYLAWS

ARTICLE I

Offices

Section 1. The registered office of the Corporation in the State of Missouri shall be at Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company, 221 Bolivar Street Jefferson City MO 65101.

Section 2. The Corporation also may have offices at such other places either within or without the State of Missouri as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

Section 1. All meetings of shareholders shall be held at such place within or without the State of Missouri as may be selected by the Board of Directors, but if the Board of Directors shall fail to designate a place for said meeting to be held, then the same shall be held at the registered office of the Corporation.

Section 2. An annual meeting of the shareholders shall be held on the second Tuesday of April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the Corporation and transacting such other business as may properly be brought before the meeting.

Section 3. Special meetings of the shareholders may be called by the President or by the holders of not less than one-fifth of all outstanding shares entitled to vote at such meeting.

Section 4. Written or printed notice of each meeting of the shareholders, annual or special, shall be given in the manner provided in the corporation laws of the State of Missouri. In case of a call for any special meeting, the notice shall state the time, place and purpose of such meeting.

Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at his address as it appears on the records of the Corporation.

Section 5. Meetings of the shareholders may be held without notice at any time and place, either within or without the State of Missouri, if all shareholders entitled to vote at any such meeting shall have waived notice thereof or shall be present in person or represented by proxy, and any action required to be taken by shareholders may be taken at any such meeting.

Section 6. At least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the officer having charge of the transfer book for shares of the Corporation. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Missouri, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any such meeting.

Section 7. Each outstanding share entitled to vote under the provisions of the Certificate of Incorporation of the Corporation shall be entitled to one vote on each matter submitted at a meeting of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 8. At any meeting of shareholders, a majority of the outstanding shares entitled to vote represented in person or by proxy shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the Certificate of Incorporation or by these Bylaws. The holders of a majority of the shares represented in person or by proxy and entitled to vote at any meeting of the shareholders shall have the right successively to adjourn the meeting to the same or a different location and to a specified date not longer than ninety days after any such adjournment, whether or not a quorum be present. The time and place to which any such adjournment is taken shall be publicly announced at the meeting, and no notice need be given of any such adjournment to shareholders not present at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy, as the bylaws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Section 10. The President of the Corporation shall convene all meetings of the shareholders and shall act as chairman thereof. The Shareholders may appoint any other officer

of the Corporation or shareholder to act as chairman of any meeting of the shareholders in the absence of the President.

The Secretary of the Corporation shall act as secretary of all meetings of shareholders. In the absence of the Secretary at any meeting of shareholders, the presiding officer may appoint any person to act as secretary of the meeting.

Section 11. Unless otherwise provided by statute or by the Certificate of Incorporation, any action required to be taken by shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Board of Directors

Section 1. Pursuant to Section 351.805, RSMo, the Articles of Incorporation of the Corporation provide that the Corporation shall operate without a board of directors.

Section 2. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, the shareholders.

Section 3. Unless the Articles of Incorporation provide otherwise, action requiring director approval or both director and shareholder approval is authorized if approved by the shareholders, and action requiring a majority or greater percentage vote of the board of directors is authorized if approved by the majority or greater percentage of the votes of shareholders entitled to vote on the action.

Section 4. A requirement by a state of the United States that a document delivered for filing contained a statement that specified action has been taken by the board of directors is satisfied by a statement that the Corporation is a statutory close corporation without a board of directors and that the action was approved by the shareholders.

Section 5. The shareholders by resolution may appoint one or more shareholders to sign documents as "designated directors".

Section 6. A shareholder is not liable for his act or omission, although a director would be, unless the shareholder was entitled to vote on the action.

ARTICLE IV

Officers

Section 1. The officers of the Corporation may include a President, one or more Vice Presidents, a Secretary, and a Treasurer, all of whom shall be appointed by the shareholders. Any one person may hold two or more offices except that the offices of President and Secretary may not be held by the same person.

Section 2. The officers shall be elected annually by the shareholders. The office of the Vice President may or may not be filled as may be deemed advisable by the shareholders.

Section 3. The shareholders may from time to time appoint such other officers as they shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as the shareholders or the President may from time to time determine.

Section 4. The officers of the Corporation shall hold office until their successors shall be chosen and shall qualify. Any officer appointed by the shareholders may be removed at any time by the affirmative vote of the shareholders. If the office of any officer becomes vacant for any reason, or if any new office shall be created, the vacancy may be filled by the shareholders.

Section 5. The salaries, if any, of all officers of the Corporation shall be fixed by the shareholders.

ARTICLE V

Powers and Duties of Officers

Section 1. The President shall have general and active management of, and exercise general supervision of, the business and affairs of the Corporation, subject, however, to the right of the shareholders to delegate any specific power to any other officer or officers of the Corporation, and shall see that all orders and resolutions of the shareholders are carried into effect. He/she may sign with the Secretary of the Corporation stock certificates, deeds, mortgages, bonds, contracts or other instruments; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the shareholders from time to time. The President shall preside at all meetings of the shareholders.

Section 3. In the absence of the President or in the event of his/her inability or refusal to act, the Vice President (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of election) shall perform the duties of the President and when so acting, shall have the powers of the President, and shall perform such other duties as from time to time may be assigned to him/her by the President or by the shareholders.

Section 4. The Secretary shall attend all meetings of the shareholders and shall keep the minutes of such meetings. He/she shall give, or cause to be given, notice of all meetings of the shareholders, and shall perform such other duties as may be prescribed by the shareholders or President.

The Secretary shall keep the corporate books and records, prepare the necessary reports to the State and to the directors. He/she shall in all respects perform those usual and customary duties which such officer performs in business corporations.

Section 5. The Treasurer shall have the custody of all moneys and securities of the Corporation. He/she is authorized to collect and receive all moneys due the Corporation and to receipt therefor, and to endorse in the name of the Corporation and on its behalf, when necessary or proper, all checks, drafts, vouchers or other instruments for the payment of money to the Corporation and to deposit the same to the credit of the Corporation in such depositaries as may be designated by the shareholders. He/she is authorized to pay interest on obligations and dividends on stocks of the Corporation when due and payable. He/she shall, when necessary or proper, disburse the funds of the Corporation, taking proper vouchers for such disbursements. He/she shall render to the shareholders and the President, whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the Corporation. He/she shall perform such other duties as may be prescribed by the shareholders or the President.

Section 6. Unless otherwise ordered by the shareholders, the President or any Vice President of the Corporation (a) shall have full power and authority to attend and to act and vote, in the name and on behalf of this Corporation, at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock, and (b) shall have full power and authority to execute, in the name and on behalf of this Corporation, proxies authorizing any suitable person or persons to act and to vote at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting the person or persons so designated shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock.

ARTICLE VI

Certificates of Stock

Section 1. The shareholders shall provide for the issue, transfer and registration of the certificates representing the shares of capital stock of the Corporation, and shall appoint the necessary officers, transfer agents and registrars for that purpose.

Section 2. Until otherwise ordered by the shareholders, stock certificates shall be signed by the President or a Vice President and by the Secretary. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any stock certificate or certificates shall cease to be such officer or officers of the Corporation,

whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 3. Transfers of stock shall be made on the books of the Corporation only by the person in whose name such stock is registered or by his attorney lawfully constituted in writing, and unless otherwise authorized by the shareholders, only on surrender and cancellation of the certificate transferred. No stock certificate shall be issued to a transferee until the transfer has been made on the books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

Dividends

Dividends may be declared at such times as the shareholders shall determine from the net earnings, or earned surplus, in accordance with law. Stock dividends may be declared if justified and provided capital is not impaired by such action.

ARTICLE VIII

Fiscal Year

Section 1. The fiscal year of the Corporation shall be the calendar year.

ARTICLE IX

Waiver of Notice

Whenever by statute or by the Certificate of Incorporation or by these Bylaws any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

Indemnification by the Corporation

The Corporation shall indemnify to the full extent authorized or permitted by The General and Business Corporation Law of Missouri, as now in effect or as hereafter amended, any person made or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation) by reason of the fact that he/she is or was a shareholder, officer, employee or agent of the Corporation or serves any other enterprises as such at the request of the Corporation.

The foregoing right of indemnification shall be deemed exclusive of any other rights to which such persons may be entitled apart from this Article X. The foregoing right of indemnification shall continue as to a person who has ceased to be a shareholder, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI

Amendments

The shareholders may make, alter, amend or repeal Bylaws of the Corporation at any annual or special meeting of shareholders by a majority vote of the shareholders present and entitled to vote at such meeting, provided a quorum is present.

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF LIMITED LIABILITY COMPANY OF "APACHE CANYON GAS, L.L.C.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF DECEMBER, A.D. 1995, AT 1 O'CLOCK P.M.

Edward J. Freel, Secretary of State

2573350 8100

950299943

AUTHENTICATION: 7758584

DATE: 12-19-95

CERTIFICATE OF FORMATION
OF
APACHE CANYON GAS, L.L.C.

This Certificate of Formation dated December 19, 1995, has been duly executed and is filed pursuant to section 18-201 of the Delaware Limited Liability Company Act, 6 Delaware Code, Chapter 18 (the Act) to form a limited liability company under the Act.

1. The name of the limited liability company is Apache Canyon Gas, L.L.C.

2. The address of the registered office required to be maintained by the Act is:

   Corporation Trust Center
   1209 Orange Street
   Wilmington, DE 19801

The name and the address of the registered agent for service of process required to be maintained by the Act are:

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the date first above written.

[signature]
Ronald G. Wasson
Authorized Person

Amended and Restated Operating Agreement
of
Apache Canyon Gas, L.L.C.

This Amended and Restated Operating Agreement of Apache Canyon Gas, L.L.C. (the "Agreement") is entered into and made effective this 17th day of March, 1999, by and between Apache Canyon Gas, L.L.C. (the "Company") and KLT Gas Inc. ("KLT"), the sole member of the Company.

Whereas, KLT and Stroud Oil Properties, Inc. ("SOP"), as members of the Company, entered into that certain Operating Agreement of Apache Canyon Gas, L.L.C., effective December 19, 1995, as amended by that First Amendment to Operating Agreement of Apache Canyon Gas, L.L.C., dated as of December 31, 1996, (as amended, the "Operating Agreement"), and

Whereas, effective as of the date hereof, KLT has acquired all of SOP's Interest and Ownership Interest (as defined in the Operating Agreement) in the Company, and is now the sole member of the Company, and

Whereas, KLT and the Company wish to amend and restate the Operating Agreement to reflect this reduction in members.

The Company and KLT agree as follows:

Article I.
Formation Of Company

1.1. Name

The name of the limited liability company (the "Company") is Apache Canyon Gas, L.L.C.

1.2. Formation

The Company was formed on December 19, 1995, pursuant to the Delaware Limited Liability Company Act (the "Act") when its Certificate of Formation ("Certificate") was filed with the office of the Secretary of State.

1.3. Principal Place of Business

The Company's principal place of business is 1201 Walnut, Kansas City, MO 64106.

1.4. Registered Office and Registered Agent

The Company's registered agent in Delaware is Corporation Service Company. The

Company's registered office in Delaware is 1013 Centre Road, Wilmington, DE 19805. The registered office and/or registered agent may be changed by the Member as provided in the Act.

1.5. Defects as to Formalities

A failure to observe any formalities or requirements of this Agreement, the Certificate or the Act shall not be grounds for imposing personal liability on the Member for the liabilities of the Company.

Article 2.
Business of Company

The business of the Company shall be to carry on any lawful business or activity which may be conducted by a limited liability company organized under the Act.

Article 3.
Member, Contribution, and Management

3.1. Name and Address of Member

The Member's name and address is KLT Gas Inc., 1201 Walnut, Kansas City, MO 64106.

3.2. Contribution

The Member has heretofore made contributions to the Company as set forth in the Company's books and records. No interest shall accrue on any contribution and the Member shall not have the right to withdraw or be repaid any contribution except as provided in this Agreement. The Member may, at the Member's sole discretion, make additional contributions, but, notwithstanding anything to the contrary in this Agreement, the Member shall have no obligation to do so.

3.3. Management

The Company shall be managed by the Member, who may unilaterally act on behalf of the Company with or without a meeting and regardless of any financial interest the Member may have in such action. All decisions concerning the business affairs of the Company shall be made by the Member, and the affirmative consent (regardless of whether it is written, oral, or by course of conduct) of the Member shall constitute the consent of all of the members of the Company for purposes of the Act, the Articles and this Agreement. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for imparting personal liability on the Member for liabilities of the Company.

3.4. Management Rights

Subject to the Act, the Certificate and this Agreement, the Member shall have authority to do every act consistent with the law. Actions by the Member shall bind the Company regardless of whether such action is for the purpose of apparently carrying on the usual way the business or affairs of the Company, including the exercise of the authority indicated in this Section. No person shall have any duty or obligation to inquire into the authority or power of the Member regarding the Member's actions on behalf of the Company.

3.5. Member Liability and Indemnification

Except as otherwise provided by law, the Certificate or this Agreement, a member shall have no personal liability, merely as a member, for any liabilities or losses of the Company beyond the member's contributions. The Company shall indemnify the Member for all costs, losses, liabilities, and damages paid or accrued by such Member in connection with the business of the Company, or because the Member is a member, and shall advance expenses incurred by the Member in connection with the business of the Company, or in any legal action arising from action taken by the Member in connection with the business of the Company, all to the fullest extent provided or allowed by the laws of Delaware.

3.6. Compensation

The Member shall be reimbursed for all reasonable expenses incurred on behalf of the Company and shall be entitled to reasonable compensation for time spent managing the Company, in an amount to be determined from time to time by the Member.

3.7. Duty of Loyalty

The Member may have and engage in business and investment interests and activities other than the Company, and need not account to the Company for profits or remuneration gained thereby. The Member may enter into transactions considered to be competitive with or similar to those of the Company, or a business opportunity beneficial to the Company, and the Company waives any right or claim to participate therein. The Member has no duty to account to the Company or to hold as trustee for the Company any property, profit or benefit derived by the Member in the formation, conduct or winding-up of the Company or from the use or appropriation of any Company property.

3.8. Other Self Interest

The Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interests. The Member may lend money to and transact other business with the Company, and the rights and obligations of the Member in such transactions shall be the same as those of a person who is not a member. No transactions with the Company shall be voidable solely because the Member has a direct or indirect interest in the transaction.

3.10. Books and Accounts

The Member shall cause the books and accounts of the Company to be kept in accordance with generally accepted accounting principles. The books and supporting records of the Company will be maintained at the Company's principal office. All the Company's funds shall be deposited in its name in an account or accounts at such banks as the Member may determine from time to time.

Article 4.
Taxes

4.1. Elections

The Member may make any tax elections for the Company allowed under the Internal Revenue Code of 1986 as amended from time to time ("Code") or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company. It is the intent of the Member and the Company that the Company is to be disregarded as an entity separate from the Member for purposes of the Code. KLT is designated the tax matters member as defined in Section 6231(a)(7) of the Code, and is authorized to take such actions and to execute and file all statements and forms on behalf of the Company which may be required by regulations issued by the Internal Revenue Service to indicate such designation.

4.2. Taxes of Taxing Jurisdictions

To the extent that the laws of any taxing jurisdiction require, the Member will prepare and the Member will execute and submit an agreement indicating that the Member will make timely income tax payments to the taxing jurisdiction and that the Member accepts personal jurisdiction of the taxing jurisdiction with regard to the collection of income taxes attributable to the Member's income, and interest, and penalties assessed on such income, if such agreement is required by the taxing jurisdiction. If the Member fails to provide such agreement, the Company may withhold and pay over to such taxing jurisdiction the amount of tax, penalty and interest determined under the laws of the taxing jurisdiction with respect to such income. Any such payments with respect to the income of the Member shall be treated as a distribution for purposes of Article 5.

Article 5.
Distributions

The Company may make distributions at such times and in such amounts as determined by the Member. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company.

Article 6.
Disposition Of Membership Interest and
Admission Of Assignees And Additional Members

6.1. Disposition

The Member's membership interest is transferable either voluntarily or by operation of law. The Member may dispose of all or a portion of the Member's membership interest. Upon the disposition of a portion of the Member's membership interest, the transferee shall be admitted as a substitute member as to the transferred interest upon the completion of the transfer without further action. Upon the transfer of the Member's entire membership interest (other than a temporary transfer or transfer as a pledge or security interest), the Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement, except that the Member shall have the right to such information as may be necessary for the computation of the Member's tax liability.

6.2. Admission of Additional Members

The Member may, in the Member's sole discretion, admit additional members and determine the capital contributions of such additional members.

Article 7.
Dissolution and Winding Up

7.1. Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following:

(a) upon the will of the Member,

(b) the resignation, expulsion, bankruptcy or dissolution of the Member,

(c) at any time the Company has no members,

(d) December 31, 2025, or

(e) the entry of a decree of judicial dissolution under the Act.

7.2. Effect of Dissolution

Upon dissolution, the Company shall cease carrying on as distinguished from the winding up of the Company business, but the Company is not terminated, but continues until the winding up of the affairs of the Company is completed and the certificate of dissolution has been issued by the Secretary of State.

7.3. Distribution of Assets on Dissolution

Upon the winding up of the Company, the Company's assets shall be distributed as follows:

(a) to creditors, including the Member if it is a creditor, to the extent permitted by law, in satisfaction of Company liabilities; and

(b) to the Member.

Such distributions shall be in cash, property other than cash, or partly in both, as determined by the Member.

7.4. Winding Up and Articles of Dissolution

The winding up of the Company shall be completed when all debts, liabilities, and obligations of the limited liability company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the limited liability company have been distributed to the Member. Upon the completion of winding up of the Company, the Member or other person designated by the Member shall deliver articles of dissolution to the Secretary of State for filing. The articles of dissolution shall set forth the information required by the Act.

Article 8.
Miscellaneous Provisions

8.1. Governing Law

This Agreement shall be construed and enforced in accordance with the laws of Delaware.

8.2. Amendments

This Agreement may be amended or modified from time to time only by a written instrument adopted by the Member and the Company and executed by the Member and the Company.

8.3. Entire Agreement

This Agreement represents the entire agreement between the Member and the Company.

8.4. Rights of Creditors and Third Parties Under Operating Agreement

This Agreement is entered into between the Company and the Member for the exclusive benefit of the Company, its Member, and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and the Member with respect to any capital contribution or otherwise.

8.5 Preservation of Prior Indemnification

Notwithstanding anything in this Agreement to the contrary, Section 6.2 of the Operating Agreement shall remain in full force and effect, in accordance with its terms, respecting the Operations Manager, each member of the Management Committee and the Tax Matters Member (as those terms are defined in the Operating Agreement) of the Company.

In witness whereof, this Agreement is signed as of the date first above written.

Apache Canyon Gas, L.L.C., by
KLT Gas Inc., its sole member

By: David M. McCoy
David M. McCoy, President

KLT Gas Inc., as sole member of
Apache Canyon Gas, L.L.C.

By: David M. McCoy
David M. McCoy, President

Secretary of State
Corporations Section

For office use only 003

11981020265 C
$ 5.00
SECRETARY OF STATE
02-02-98 14:02:09

MUST BE TYPED
FILING FEE: $10.00
MUST SUBMIT TWO COPIES

Please include a typed self addressed envelope

STATEMENT OF CHANGE OF REGISTERED OFFICE OR REGISTERED AGENT, OR BOTH

Pursuant to the provisions of the Colorado Business Corporation Act, the Colorado Nonprofit Corporation Act, the Colorado Uniform Limited Partnership Act of 1981 and the Colorado Limited Liability Company Act, the undersigned, organized under the laws of: Colorado submits the following statement for the purpose of changing its registered office or its registered agent, or both, in the state of Colorado:

FIRST: The name of the corporation, limited partnership or limited liability company is:

FAR GAS ACQUISITION CORPORATION

SECOND: Street address of current REGISTERED OFFICE is:

1675 BROADWAY DENVER CO 80202
(Include City, State, Zip)

and if changed, the new street address is: 1560 Broadway, Denver, Colorado 80202
(Include City, State, Zip)

THIRD: The name of its current REGISTERED AGENT is: THE CORPORATION COMPANY

and if changed, the new registered agent is: Corporation Service Company

Signature of New Registered Agent Pamela Trujillo

Principal place of business
(City, State, Zip)

The address of its registered office and the address of the business office of its registered agent, as changed, will be identical.

FOURTH: If changing the principal place of business address ONLY, the new address is:

Signature [signature] MARK G. ENGLISH

Title Secretary

Revised 7/95

STATE OF COLORADO

DEPARTMENT OF STATE

CERTIFICATE

I, NATALIE MEYER, Secretary of State of the State of Colorado hereby certify that the prerequisites for the issuance of this certificate have been fulfilled in compliance with law and are found to conform to law.

Accordingly, the undersigned, by virtue of the authority vested in me by law, hereby issues A CERTIFICATE OF INCORPORATION TO

FAR GAS ACQUISITIONS CORPORATION

Dated: NOVEMBER 19, 1992

Natalie Meyer

SECRETARY OF STATE

ARTICLES OF INCORPORATION

OF

FAR GAS ACQUISITIONS CORPORATION

921111766 $50.00
SOS 11-19-92 15:25

FILED COPY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned incorporator, being of the age of eighteen years or more, desiring to organize a corporation under the Colorado Corporation Code, makes, signs and verifies these Articles of Incorporation.

ARTICLE I

The name of the corporation is FAR GAS ACQUISITIONS CORPORATION.

ARTICLE II

The corporation is to have perpetual existence.

ARTICLE III

The nature of the business and the objects and the purposes for which this corporation is created are to engage in the transaction of all lawful business for which corporations may be incorporated pursuant to the Colorado Corporation Code.

ARTICLE IV

In furtherance of the purposes set forth in Article III of these Articles of Incorporation, the corporation shall have and may exercise all of the rights, powers and privileges now or hereafter conferred upon corporations organized under and pursuant to the laws of the State of Colorado, including, but not limited to, the power to enter into general partnerships, limited partnerships (whether the corporation be a limited or general partner), joint ventures, syndicated pools, associations and other arrangements for carrying on one or more of the purposes set forth in Article III of these Articles of Incorporation and in the Colorado Corporation Code, jointly or in common with others. In addition, the corporation may do everything necessary, suitable or proper for the accomplishment of any of its corporate purposes.

ARTICLE V

A. Authorized Shares: The aggregate number of shares which the corporation shall have authority to issue is one hundred thousand (100,000) shares of the common stock with $0.01 par value per share. All shares when issued shall be nonassessable and fully paid. Each shareholder of record shall be entitled at all shareholders' meetings to one vote for each share of stock standing in his name on the books of the corporation.

B. Transfer Restrictions: The corporation shall have the right, by appropriate action, to impose restrictions upon the transfer of any shares of its common stock, or any interest therein, from time to time issued, provided that such restrictions as may from time to time be so imposed or notice of the substance thereof shall be set forth upon the face or back of the certificates representing such shares of common stock.

C. Preemptive Rights: No shareholder of the corporation shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

ARTICLE VI

The private property of the shareholders of the corporation shall not be subject to the payment of corporate debts, liabilities or obligations to any extent whatsoever.

ARTICLE VII

The business and affairs of the corporation shall be managed by a Board of Directors which shall exercise all the powers of the corporation, except as otherwise provided in the Bylaws or by these Articles of Incorporation. There shall be at least one director if the corporation shall have one sole shareholder, at least two directors if the corporation shall have two shareholders and at least three directors if the corporation shall have three or more shareholders, or such larger number (at no time more than nine) as shall be fixed by the Bylaws or from time to time by amendment of the Bylaws, but no decrease in the number of directors shall shorten the term of any incumbent director.

ARTICLE VIII

The initial Board of Directors shall consist of two members. The names and addresses of the persons who are to serve as the directors until the first annual meeting of the shareholders or until their successors are elected and qualified as follows:

Steven B. Chotin
8055 East Tufts Avenue Parkway, Suite 1450
Denver, Colorado 80237

Edward C. Gruben
8055 East Tufts Avenue Parkway, Suite 1450
Denver, Colorado 80237

ARTICLE IX

Cumulative voting in the election of directors is not allowed.

ARTICLE X

No contract or other transaction between the corporation and any other person, firm, partnership, corporation, trust, joint venture, syndicate or other entity shall be in any way affected or invalidated solely by reason of the fact that any director or officer of the corporation is pecuniarily or otherwise interested in, or is a director, officer, shareholder, employee, fiduciary or member of such other entity or solely by reason of the fact that any director or officer is in any way interested, may be a party to or may be interested in a contract or other transaction of the corporation.

ARTICLE XI

The corporation shall, subject to the provisions of the Bylaws of the corporation, indemnify any and all of its directors or officers to the fullest extent provided by the laws of the State of Colorado.

ARTICLE XII

No director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any act specified in under Section 7-5-114 of the Colorado Corporation

Code; or (iv) for any transaction from which the director derived an improper personal benefit. The protection afforded in this Article shall not restrict other common law protections and rights that a director may have. The limitations on personal liability contained in this Article shall continue as to a person who has ceased to be a director, and shall inure to the benefit of his heirs, executors and administrators. Neither the amendment nor repeal of this Article XII, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article XII, shall eliminate or reduce the effect of this Article XII in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article XII would accrue or arise, prior to such amendment, repeal or adoption.

ARTICLE XIII

In addition to the other powers now or hereafter conferred upon the Board of Directors by these Articles of Incorporation, the Bylaws of the corporation, or by the laws of the State of Colorado, the Board of Directors may from time to time distribute to the shareholders in partial liquidation, out of the stated capital or the capital surplus of the corporation, a portion of the corporation assets, in cash or in kind; subject, however, to the limitations contained in the Colorado Corporation Code.

ARTICLE XIV

The address of the corporation's initial registered office is 8055 East Tufts Avenue Parkway, Suite 1450, Denver, Colorado 80237, and the name of the corporation's initial registered agent at such address is Howard J. Glicksman.

ARTICLE XV

The directors shall have the power to make Bylaws and to amend or alter the Bylaws from time to time as they deem proper for the administration and regulation of the affairs of the corporation.

ARTICLE XVI

The right is reserved from time to time to amend, alter or repeal any provisions of and to add to these Articles of Incorporation in any manner now or hereafter prescribed or permitted by the laws of the State of Colorado, and the rights of all shareholders are subject to this reservation.

ARTICLE XVII

When, with respect to any action to be taken by the shareholders of the corporation, the Colorado Corporation Code requires the vote or concurrence of two-thirds of the outstanding shares entitled to vote thereon, or of any series or class, then such action shall be taken by the vote or concurrence of a majority of such shares or series or class thereof.

ARTICLE XVIII

The name and address of the incorporator of the corporation is: Michael J. Sternick, Esq., Brownstein Hyatt Farber & Strickland, P.C., 410 - 17th Street, Suite 2200, Denver, Colorado 80202.

IN WITNESS WHEREOF, the incorporator has executed these Articles of Incorporation this 19th day of November, 1992.

Michael J. Sternick, Incorporator

FARGAC.Art\CGC\1U
November 19, 1992

Exhibit B-102

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

FAR GAS ACQUSITION CORPORATION

BYLAWS

AS AMENDED AND RESTATED JANUARY 6, 1997

FAR GAS ACQUISITION CORPORATION

BYLAWS

ARTICLE I

Offices

Section 1. The registered office of the Corporation in the State of Colorado shall be The Corporation Company, 1675 Broadway, Denver, Colorado 80202. The Corporate headquarters shall be 1201 Walnut, Kansas City, Missouri, 64106.

Section 2. The Corporation also may have offices at such other places either within or without the State of Colorado as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

Section 1. All meetings of shareholders shall be held at such place within or without the State of Colorado as may be selected by the Board of Directors, but if the Board of Directors shall fail to designate a place for said meeting to be held, then the same shall be held at the registered office of the Corporation.

Section 2. An annual meeting of the shareholders shall be held on the second Tuesday of April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the Corporation and transacting such other business as may properly be brought before the meeting.

Section 3. Special meetings of the shareholders may be called by the Chairman of the Board, by the President, by the Board of Directors, or by the holders of not less than one-fifth of all outstanding shares entitled to vote at such meeting.

Section 4. Written or printed notice of each meeting of the shareholders, annual or special, shall be given in the manner provided in the corporation laws of the State of Colorado. In case of a call for any special meeting, the notice shall state the time, place and purpose of such meeting.

Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at his address as it appears on the records of the Corporation.

Section 5. Meetings of the shareholders may be held without notice at any time and place, either within or without the State of Colorado, if all shareholders entitled to vote at any such meeting shall have waived notice thereof or shall be present in person or represented by proxy, and any action required to be taken by shareholders may be taken at any such meeting.

Section 6. At least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the officer having charge of the transfer book for shares of the Corporation. Such list, for a period of ten days prior to such meeting, shall be kept on file at the headquarters of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Missouri, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any such meeting.

Section 7. Each outstanding share entitled to vote under the provisions of the Articles of Incorporation of the Corporation shall be entitled to one vote on each matter submitted at a meeting of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

In all elections for directors, each shareholder shall be entitled to one vote for each share owned by him or her, and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute them among two or more candidates. There shall be no cumulative voting.

Section 8. At any meeting of shareholders, a majority of the outstanding shares entitled to vote represented in person or by proxy shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the Articles of Incorporation or by these Bylaws. The holders of a majority of the shares represented in person or by proxy and entitled to vote at any meeting of the shareholders shall have the right successively to adjourn the meeting to the same or a different location and to a specified date not longer than ninety days after any such adjournment, whether or not a quorum be present. The time and place to which any such adjournment is taken shall be publicly announced at the meeting, and no notice need be given of any such adjournment to shareholders not present at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy, as the bylaws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Section 10. The Chairman of the Board, or in his absence the President of the Corporation, shall convene all meetings of the shareholders and shall act as chairman thereof. The Board of Directors may appoint any other officer of the Corporation or shareholder to act as chairman of any meeting of the shareholders in the absence of the Chairman of the Board and the President.

The Secretary of the Corporation shall act as secretary of all meetings of shareholders. In the absence of the Secretary at any meeting of shareholders, the presiding officer may appoint any person to act as secretary of the meeting.

Section 11. Unless otherwise provided by statute or by the Articles of Incorporation, any action required to be taken by shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Board of Directors

Section 1. The property, business and affairs of the Corporation shall be managed and controlled by a Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

Section 2. The Board of Directors shall consist of five directors who shall be elected at the annual meeting of the shareholders. Each director shall be elected to serve until the next annual meeting of the shareholders and until his successor shall be elected and qualified. Directors need not be shareholders.

Section 3. In case of the death or resignation of one or more of the directors of the Corporation, a majority of the remaining directors, though less than a quorum, may fill the vacancy or vacancies until the successor or successors are elected at a meeting of the shareholders. A director may resign at any time and the acceptance of his resignation shall not be required in order to make it effective.

Section 4. The Board of Directors may hold its meetings either within or without the State of Colorado at such place as shall be specified in the notice of such meeting, and members of the Board of Directors may participate in a meeting of the Board by means of conference telephone or similar conversations whereby all persons participating in the meeting can hear each other and participating in a meeting in this manner shall constitute presence in person at the meeting.

Section 5. Regular meetings of the Board of Directors shall be held at such time and place as the Board of Directors by resolution shall from time to time determine. The Secretary shall give at least three days' notice of the time and place of each such meeting to each director in the manner provided in Section 9 of this Article III. The notice need not specify the business to be transacted.

Section 6. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, the President or two members of the Board and shall be held at such place as shall be specified in the notice of such meeting. The Secretary shall give not less than three days' notice of the time, place and purpose of each such meeting to each director in the manner provided in Section 9 of this Article III.

Section 7. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8. The Board of Directors, by the affirmative vote of a majority of directors, and irrespective of any personal interest of any of its members, shall have authority to establish reasonable compensation of all directors for services to the Corporation as directors, officers or otherwise. By resolution, the Board of Directors may be paid for expenses, if any, of attendance at each meeting of the Board.

Section 9. Whenever under the provisions of the statutes or of the Articles of Incorporation or of these Bylaws notice is required to be given to any director, it shall not be construed to require personal notice, but such notice may be given by telephone or by telegram addressed to such director at such address as appears on the books of the Corporation, or by hand delivery to the regular office of the director, or by mail by depositing the same in a post office or letter box in a postpaid, sealed wrapper addressed to such director at such address as appears on the books of the Corporation. Such notice shall be deemed to be given at the time when the same shall be thus telephoned, telegraphed, hand delivered or mailed.

Attendance of a director at any meeting shall constitute a waiver of notice of such meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 10. The Board of Directors may by resolution provide for an Executive Committee of said Board, which shall serve at the pleasure of the Board of Directors and, during the intervals between the meetings of said Board, shall possess and may exercise any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, except with respect to any matters which, by resolution of the Board of Directors, may from time to time be reserved for action by said Board.

Section 11. The Executive Committee, if established by the Board, shall consist of the President of the Corporation and two additional directors who shall be elected by the Board of Directors to serve at the pleasure of said Board until the first meeting of the Board of Directors following the next annual meeting of shareholders and until their successors shall have been elected. Vacancies in the Committee shall be filled by the Board of Directors.

Section 12. Meetings of the Executive Committee shall be held whenever called by the Chairman or by a majority of the members of the Committee, and shall be held at such time and place as shall be specified in the notice of such meeting and shall be subject to the provisions of Section 4 of this Article III. The Secretary shall give at least one day's notice of the time, place and purpose of each such meeting to each Committee member in the manner provided in Section 9 of this Article III, provided, that if the meeting is to be held outside of Denver, Colorado, at least three days' notice thereof shall be given.

Section 13. At all meetings of the Executive Committee, a majority of the Committee members shall constitute a quorum and the unanimous act of all the members of the Committee present at a meeting where a quorum is present shall be the act of the Executive Committee. All action by the Executive Committee shall be reported to the Board of Directors at its meeting next succeeding such action.

Section 14. If all the directors severally or collectively shall consent in writing to any action to be taken by the directors, such consents shall have the same force and effect as a unanimous vote of the directors at a meeting duly held. The Secretary shall file such consents with the minutes of the meetings of the Board of Directors.

ARTICLE IV

Officers

Section 1. The officers of the Corporation may include a Chairman of the Board, a President, one or more Vice Presidents, a Secretary, and a Treasurer, all of whom shall be appointed by the Board of Directors. Any one person may hold two or more offices except that the offices of President and Secretary may not be held by the same person.

Section 2. The officers shall be elected annually by the Board of Directors. The office of the Vice President may or may not be filled as may be deemed advisable by the Board of Directors.

Section 3. The Board of Directors may from time to time appoint such other officers as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as the Board of Directors or the President may from time to time determine.

Section 4. The officers of the Corporation shall hold office until their successors shall be chosen and shall qualify. Any officer appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the whole Board. If the office of any officer becomes vacant for any reason, or if any new office shall be created, the vacancy may be filled by the Board of Directors.

Section 5. The salaries, if any, of all officers of the Corporation shall be fixed by the Board of Directors.

ARTICLE V

Powers and Duties of Officers

Section 1. The Chairman of the Board shall be the principal executive officer of the Corporation. He/she shall preside at all meetings of the shareholders and at all meetings of the Board of Directors, and shall perform such other duties as the Board of Directors shall from time to time prescribe.

Section 2. The President shall have general and active management of, and exercise general supervision of, the business and affairs of the Corporation, subject, however, to the right of the Board of Directors to delegate any specific power to any other officer or officers of the Corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect. He/she may sign with the Secretary of the Corporation stock certificates, deeds, mortgages, bonds, contracts or other instruments; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time. In the absence of the Chairman of the Board, or if the office of Chairman of the Board be vacant, the President shall preside at all meetings of the shareholders and at all meetings of the Board of Directors.

Section 3. In the absence of the President or in the event of his/her inability or refusal to act, the Vice President (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of election) shall perform the duties of the President and when so acting, shall have the powers of the President, and shall perform such other duties as from time to time may be assigned to him/her by the President or by the Board of Directors.

Section 4. The Secretary shall attend all meetings of the shareholders, the Board of Directors and the Executive Committee, if any, and shall keep the minutes of such meetings. He/she shall give, or cause to be given, notice of all meetings of the shareholders, the Board of Directors and the Executive Committee, if any, and shall perform such other duties as may be prescribed by the Board of Directors or President.

The Secretary shall keep the corporate books and records, prepare the necessary reports to the State and to the directors. He/she shall in all respects perform those usual and customary duties which such officer performs in business corporations.

Section 5. The Treasurer shall have the custody of all moneys and securities of the Corporation. He/she is authorized to collect and receive all moneys due the Corporation and to receipt therefor, and to endorse in the name of the Corporation and on its behalf, when necessary or proper, all checks, drafts, vouchers or other instruments for the payment of money to the Corporation and to deposit the same to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. He/she is authorized to pay interest on obligations and dividends on stocks of the Corporation when due and payable. He/she shall, when necessary or proper, disburse the funds of the Corporation, taking proper vouchers for such disbursements. He/she shall render to the Board of Directors and the President, whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the Corporation. He/she shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 6. Unless otherwise ordered by the Board of Directors, the Chairman of the Board, or any duly elected officer of the Corporation (a) shall have full power and authority to attend and to act and vote, in the name and on behalf of this Corporation, at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock, and (b) shall have full power and authority to execute, in the name and on behalf of this Corporation, proxies authorizing any suitable person or persons to act and to vote at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting the person or persons so designated shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock.

ARTICLE VI

Certificates of Stock

Section 1. The Board of Directors shall provide for the issue, transfer and registration of the certificates representing the shares of capital stock of the Corporation, and shall appoint the necessary officers, transfer agents and registrars for that purpose.

Section 2. Until otherwise ordered by the Board of Directors, stock certificates shall be signed by the Chairman of the Board, the President or a Vice President and by the Secretary. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any stock certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 3. Transfers of stock shall be made on the books of the Corporation only by the person in whose name such stock is registered or by his attorney lawfully constituted in writing, and unless otherwise authorized by the Board of Directors, only on surrender and cancellation of the certificate transferred. No stock certificate shall be issued to a transferee until the transfer has been made on the books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

Dividends

Dividends may be declared at such times as the Board of Directors shall determine from the net earnings, or earned surplus, in accordance with law. Stock dividends may be declared if justified and provided capital is not impaired by such action.

ARTICLE VIII

Fiscal Year

Section 1. The fiscal year of the Corporation shall be the calendar year.

Section 2. As soon as practicable after the close of each fiscal year, the Board of Directors shall cause a report of the business and affairs of the Corporation to be made to the shareholders.

ARTICLE IX

Waiver of Notice

Whenever by statute or by the Articles of Incorporation or by these Bylaws any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

Indemnification by the Corporation

The Corporation shall indemnify to the full extent authorized or permitted by The General and Business Corporation Law of Colorado, as now in effect or as hereafter amended, any person made or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or serves any other enterprises as such at the request of the Corporation.

The foregoing right of indemnification shall be deemed exclusive of any other rights to which such persons may be entitled apart from this Article X. The foregoing right of indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI

Amendments

The Board of Directors may make, alter, amend or repeal By-laws of the Corporation by a majority vote of the whole Board of Directors at any regular meeting of the Board or at any special meeting of the Board if notice thereof has been given in the notice of such special meeting. Nothing in this Article shall be construed to limit the power of the shareholders to make, alter, amend or repeal Bylaws of the Corporation at any annual or special meeting of shareholders by a majority vote of the shareholders present and entitled to vote at such meeting, provided a quorum is present.

State of Delaware

Office of the Secretary of State

PAGE 1

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "FOREST CITY, LLC", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF MAY, A.D. 2001, AT 9 O'CLOCK A.M.

Harriet Smith Windsor
Harriet Smith Windsor, Secretary of State

3398334 8100

010260199

AUTHENTICATION: 1163862

DATE: 05-31-01

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 05/31/2001
010260199 - 3399394

CERTIFICATE OF FORMATION

OF

FOREST CITY, LLC

The undersigned hereby adopts the following Certificate of Formation for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act:

ARTICLE I

The name of the limited liability company is Forest City, LLC (the "Company").

ARTICLE II

The address of the Company's registered office and the name and address of its registered agent for service of process are as follows:

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, County of New Castle
Delaware 19808

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 31st day of May, 2001.

Jeffrey A. Zlotky
Authorized Person

50u350 00000? Dallas 1290745

LIMITED LIABILITY COMPANY AGREEMENT

OF

FOREST CITY, LLC

May 31, 2001

TABLE OF CONTENTS

EXHIBITS

LIMITED LIABILITY COMPANY AGREEMENT
OF
FOREST CITY, LLC

This Limited Liability Company Agreement (this "Agreement") of Forest City, LLC, a Delaware limited liability company, is entered into effective for all purposes as of the 31st day of May, 2001 (the "Effective Date"), by and among the undersigned initial sole Member of such limited liability company for and in consideration of the provisions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

ARTICLE I

FORMATION OF LIMITED LIABILITY COMPANY

SECTION 1.1 ***Formation.*** Forest City, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware on May 31, 2001, by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware.

SECTION 1.2 ***Purposes and Powers.*** The purpose of the Company is (a) to acquire those certain oil and gas properties located in Brown, Doniphan, Jackson and Jefferson Counties, Kansas and Nemaha County, Nebraska from the initial Member (either directly from the initial Member or from a third party as the initial Member's designee) as a Capital Contribution to the Company; (b) to acquire other properties within the Forest City Basin in the States of Kansas, Nebraska, Iowa and Missouri; (c) to hold, maintain, renew, explore, drill, develop and operate such properties; (d) to produce, collect, store, treat, deliver, market, sell or otherwise dispose of oil, gas and related hydrocarbons and minerals from such properties; (e) to farmout, sell, abandon and otherwise dispose of such properties; (f) to enter into commodity hedging transactions in order to minimize the risk associated with the fluctuation of prices to be received by the Company from the sale of oil, gas and related hydrocarbons and minerals from Company properties, whether on organized exchanges or otherwise; and (g) to take all such other actions incidental to any of the foregoing or as expressly set forth herein as the Managers may determine to be necessary or desirable. In carrying out such purpose, the Company shall have all of the powers provided for a limited liability company under the Act.

SECTION 1.3 ***Offices.*** The principal place of business of the Company shall be at such place as the Managers may from time to time determine. The Company may have, in addition to such office, such other offices and places of business at such locations, both within and without the State of Delaware, as the Managers may from time to time determine or the business and affairs of the Company may require.

SECTION 1.4 ***Definitions and Related Matters.***

(a) When used in this Agreement, the following terms shall have the respective meanings set forth below:

"Act" shall mean the Delaware Limited Liability Company Act, as amended from time to time, or any successor statute thereto.

"Adjusted Capital Account" shall mean the Capital Account maintained for a Member, as provided in Section 6.1, as of the end of each Fiscal Year, (a) increased by (i) the amount of any unpaid Capital Contributions agreed to be contributed by such Member under Article II, if any, (ii) an amount equal to such Member's allocable share of Company Minimum Gain attributable to Company Nonrecourse Liabilities, as computed on the last day of such Fiscal Year in accordance with applicable Treasury Regulations, (iii) an amount equal to such Member's allocable share of Member Nonrecourse Debt Minimum Gain attributable to Member Nonrecourse Debt, as computed on the last day of such Fiscal Year in accordance with applicable Treasury Regulations, and (iv) the amount of Company liabilities allocable to such Member under Section 752 of the Internal Revenue Code with respect to which such Member bears the economic risk of loss to the extent such liabilities do not constitute Member Nonrecourse Debt, and (b) reduced by the adjustments provided for in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4)-(6).

"Affiliate" shall mean, when used with respect to a specified person, any person that directly or indirectly controls, is controlled by or is under common control with such specified person. As used in this definition, the term "control" means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management and policies of a person through an ownership of voting securities (or other ownership interests), contract, voting trust or otherwise.

"Capital Contributions" shall mean the aggregate of the dollar amounts of any cash, or the fair market value of any property, contributed to the capital of the Company, or, if the context in which such term is used so indicates, the dollar amounts of cash or the fair market value of any property agreed to be contributed, or requested to be contributed, by a Member to the capital of the Company.

"Cause" shall mean, with respect to any person, the final, nonappealable determination by a court of competent jurisdiction (or any other determination made in accordance with a process that has been approved by the Managers) that such person has committed or engaged in (i) any willful malfeasance, bad faith, or gross negligence in disregard of such person's material duties to the Company; (ii) any commission of any fraud by such person except for any violation of fraudulent conveyance or similar laws; or (iii) any conviction of or plea of no contest to any felony by such person.

"Company Minimum Gain" shall have the same meaning as the term "partnership minimum gain," as set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

"Company Nonrecourse Liabilities" shall mean nonrecourse liabilities (or portions thereof) of the Company for which the Members bear no economic risk of loss.

"Depreciation" shall mean, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the fair market value of property contributed to the Company differs from its adjusted basis for federal income tax purposes at the date of contribution, Depreciation shall be an amount that bears the same ratio to such beginning fair market value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis.

"Distribution" or **"Distributions"** shall mean any cash or other property distributed to any Member by the Company on account of such Member's Membership Interest as provided in Section 3.2 or Section 7.2 of this Agreement, and does not include payments to any Member (a) pursuant to a loan by such Member to the Company or other transaction in which such Member is acting other than in its capacity as a Member within the meaning of Section 707(a) of the Internal Revenue Code, (b) that are guaranteed payments within the meaning of Section 707(c) of the Internal Revenue Code or (c) that are made to reimburse such Member or an affiliate of such Member for amounts paid for or on behalf of the Company or that are made to indemnify such Member or an affiliate of such Member as permitted under this Agreement.

"Fiscal Year" shall mean the calendar year, provided that the initial Fiscal Year of the Company shall commence as of the date of this Agreement.

"Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor statute or statutes.

"Manager" or **"Managers"** shall mean those persons designated by the initial Member as the initial managers of the Company, and any person or persons elected by the Members as a successor thereto in accordance with this Agreement.

"Member" shall mean KLT Gas Inc., in its capacity as the sole initial member of the Company, and any person or persons that become substituted or additional Members in accordance with the terms of this Agreement.

"Member Nonrecourse Debt" shall have the same meaning as the term "partner nonrecourse debt," as set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

"Member Nonrecourse Debt Minimum Gain" shall mean an amount, equal to the Company Minimum Gain that would result if Member Nonrecourse Debt were treated as a "nonrecourse liability" (within the meaning of Section 1.704-2(b)(3) of the Treasury Regulations), determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

"Member Nonrecourse Deductions" shall mean the amount of deductions, losses and expenses equal to the net increase during the year in Member Nonrecourse Debt Minimum Gain, reduced (but not below zero) by proceeds of Member Nonrecourse Debt distributed during the year.

"Membership Interest" shall mean each Member's interest in the Company, including such Member's (i) ownership interest in the Company, (ii) share in any Net Profits, Net Losses and Distributions from the Company; and (iii) right to participate in the decisions of the Company pursuant to this Agreement.

"Net Profit" or **"Net Loss"** shall mean, with respect to any Fiscal Year or other period, the net income or net loss of the Company for such period, determined in accordance with U.S. Federal income tax accounting principles and Section 703(a) of the Internal Revenue Code (including any items that are separately stated for purposes of Section 702(a) of the Internal Revenue Code), with the following adjustments:

(a) any income of the Company that is exempt from U.S. Federal income tax shall be included as income;

(b) any expenditures of the Company that are described in Section 705(a)(2)(B) of the Internal Revenue Code or treated as so described pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(i) shall be treated as current expenses;

(c) if Company assets are distributed to a Member, such Distributions shall be treated as sales of such assets for cash at their respective fair market values in determining Net Profit and Net Loss;

(d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the fair market value of the property disposed of at the time of contribution, notwithstanding that the adjusted tax basis of such property differs from its fair market value at the time of contribution; and

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period.

"Person" shall mean an individual, partnership, limited partnership, limited liability company, foreign limited liability company, trust, estate, corporation, custodian, trustee, executor, administrator, nominee or entity in a representative capacity.

"Securities Act" shall mean the Securities Act of 1933, as amended, and any successor statute thereto.

(b) The following capitalized terms when used herein shall have the respective meanings assigned to such terms in the Sections referred to opposite such terms:

Term	Section
Agreement	Preamble
Capital Account	6.1(b)
Company	1.1
Effective Date	Preamble
Indemnitee	9.2(a)
Loan Account	2.2
TMP	6.3

Transfer	8.1

SECTION 1.5 ***References and Titles.*** As used in this Agreement, pronouns in masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context clearly otherwise requires. As used in this Agreement, the term "including" shall be construed to be expansive rather than limiting in nature and to mean "including, without limitation," except where the context clearly requires otherwise. Unless the context indicates otherwise, "member" or "members" and "limited liability company" or "limited liability companies" shall be substituted in and for references to "partner" or "partners" and "partnership" or "partnerships," respectively, in the Internal Revenue Code, Treasury Regulations and any pronouncements by the Internal Revenue Service. Except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Internal Revenue Code or Treasury Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different from, the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be deemed to be amended to the least extent necessary in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

ARTICLE II

MEMBERS, MEMBERSHIP INTERESTS AND CONTRIBUTIONS; MEETINGS OF MEMBERS

SECTION 2.1 ***Members, Membership Interests and Capital Contributions.***

(a) The initial Member of the Company is KLT Gas, Inc. and its initial Membership Interest is as set forth on Exhibit A of this Agreement. The Company and the initial Member acknowledge that such Member has made the Capital Contribution to the Company of cash and/or properties as consideration for such Membership Interest set forth on Exhibit A. Such properties have been contributed to the Company (either in a conveyance directly from the Member or from a third party as the Member's designee) subject to all liabilities and other obligations, and the Capital Account of the initial Member shall be adjusted to reflect the fair market value of such properties. Such Capital Contribution shall represent the maximum Capital Contribution to the Company that such Member shall be required to make to the Company (unless the Manager requests and such Member otherwise elects to make additional Capital Contributions and thereby acquire an additional Membership Interest). In return for such Capital Contribution, the entirety of such Member's interest in the Company as of the date of this Agreement shall consist of the Membership Interest set forth opposite such Member's name on Exhibit A, which entitles such Member to all of the rights and obligations of a Member pursuant to this Agreement.

(b) Additional persons may be admitted to the Company as Members and Membership Interests may be created and issued to such persons on such terms and conditions as the Members shall determine and as shall be reflected in an appropriate amendment to this Agreement which is approved by all the Members.

(i) Any such party becoming an additional Member shall be required to execute and deliver a counterpart of this Agreement in the form of the Addendum Agreement set forth as Exhibit B in order to confirm its agreement to the terms hereof and such party=s agreement to make its Capital Contributions.

(ii) The Managers shall reflect in the books and records of the Company the addition of an additional Member as a party hereto, such additional Member=s Capital Contributions and the Membership Interest it has acquired (or in the case of a Member that has increased its Capital Contribution, the amount of its additional Capital Contributions and additional Membership Interest).

SECTION 2.2 ***Optional Member Loans.*** The Managers may request that one or more Members lend to the Company such funds as the Company may need for working capital purposes, provided that no Member shall have any obligation to make any such loan to the Company unless such Member shall otherwise agree. A loan account (the "Loan Account") shall be established and maintained for each Member separate and apart from such Member's Capital Account, and loans made by such Member to the Company will be credited to such Member's Loan Account. Interest on advances through a Member's Loan Account shall be at such rate as the Manager shall determine and such Member shall agree, and all advances through a Member's Loan Account shall be repaid prior to any Distributions to the Members. A credit balance in a Member's Loan Account shall constitute a liability of the Company to such Member; it shall not constitute a part of such Member's Capital Account.

SECTION 2.3 ***No Interest; Return of Contributions.*** No interest shall accrue on any Capital Contributions to the Company (except to the extent permitted with respect to loans made pursuant to Section 2.2). No Member shall be entitled to the return of its Capital Contributions except (1) to the extent, if any, that Distributions made pursuant to the express terms of this Agreement may be considered as such by law or by the determination of the Managers, (2) upon dissolution and liquidation of the Company, and then only to the extent expressly provided for in this Agreement and as permitted by law, or (3) to the extent that any amounts paid by the Company to a Member upon the Company's acquisition of any Membership Interest may be considered as such by law.

SECTION 2.4 ***Rights of Members.*** In addition to the other rights specified herein, each Member shall have the right to: (a) have the Company's books and records kept at the principal place of business of the Company and at all reasonable times to inspect and copy any of them at such Member's sole expense; (b) have on demand true and full information of all things affecting the Company and a formal account of Company affairs whenever circumstances render it just and reasonable; and (c) exercise all rights of a member under the Act (except, in all of the foregoing cases, to the extent otherwise specifically provided herein). Notwithstanding the forgoing or any other provision of this Agreement, the Managers may limit the inspection and copying of, and other access to (i) information received by the Company which is subject to a confidentiality agreement, (ii) information on any prospective or potential acquisition, operation or business, (iii) seismic, geological and other similar information, and (iv) other information which the Managers determine should not be made available to any Member.

SECTION 2.5 ***Nonliability of Member.*** No Member shall be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid Capital Contributions, if any, that a Member has agreed to make to the Company and such Member's share of the assets (including undistributed revenues) of the Company; and in all events, a Member shall be liable and obligated to make payments of its Capital Contributions only as and when such payments are due in accordance with the terms of this Agreement, and a Member shall not be required to make any loans to the Company. The Company shall indemnify and hold each Member harmless in the event such Member (a) becomes liable for any debt, liability, contract or other obligation of the Company except to the extent expressly provided in the preceding sentence or (b) is directly or indirectly required to make any payments with respect thereto.

SECTION 2.6 ***Meetings.*** Meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, the Certificate of Formation or this Agreement, may be called by the Managers or those Members representing a majority of the Membership Interests then outstanding. Any business as may properly be brought before the meeting may be conducted at a meeting of the Members.

SECTION 2.7 ***Place of Meetings; Chairman.*** Meetings shall be held at the Company's principal place of business or at such other places, within or without the State of Delaware, as may from time to time be fixed by the Managers.

SECTION 2.8 ***Notice of Meetings.*** Written or printed notice stating the place, date and time of each meeting of the Members shall be delivered not less than three nor more than 60 days before the date of the meeting, by or at the direction of the Person(s) calling the meeting, to each Member entitled to vote at the meeting.

SECTION 2.9 ***Quorum of Members.*** The holders of a majority of the Membership Interests then outstanding and entitled to vote thereat, present in person or represented by proxy, shall be requisite to and shall constitute a quorum at each meeting of Members for the transaction of business, except as otherwise provided by statute or the Certificate of Formation. Unless otherwise provided in the Certificate of Formation, the Members represented in person or by proxy at a meeting of Members at which a quorum is not present may adjourn the meeting until such time and to such place as may be determined by a vote of the holders of a majority of the Membership Interests represented in person or by proxy at that meeting. At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally convened. Unless otherwise provided in the Certificate of Formation, once a quorum is present at a meeting of Members, the Members represented in person or by proxy at the meeting may conduct such business as may be properly brought before the meeting until it is adjourned, and the subsequent withdrawal from the meeting of any Member represented in person or by proxy, or the refusal of any Member represented in person or by proxy to vote, shall not affect the presence of a quorum at the meeting.

SECTION 2.10 ***Action and Voting by Members.***

(a) With respect to any matter other than those matters set forth in Section 2.10(b) below or a matter for which the affirmative vote of the holders of a specified portion of the Membership

Interests entitled to vote is required by statute or the Certificate of Formation (in which case the vote of the holders of such specified portion of the Membership Interests shall be requisite to constitute the act of the Members), the affirmative vote of Members holding a majority of the Membership Interests then outstanding shall be the act of the Members.

(b) With respect to any of the matters set forth below in this Section 2.10(b), the affirmative vote of Members holding at least 75% of the Membership Interests then outstanding shall be the act of the Members with respect to the authorization or approval of each of the following matters:

(i) any merger or consolidation of the Company with or into another Person or any share or Membership Interest exchange between the Members and another Person;

(ii) any sale, transfer or lease of all or substantially all of the assets of the Company to another Person;

(iii) any action by the Company to initiate the dissolution, liquidation or winding up of the business and affairs of the Company or the termination of its existence as a separate legal entity;

(iv) any action by the Company to file a voluntary petition in bankruptcy or for reorganization or for the adoption of an arrangement under Title 11 of the United States Code (or any corresponding provision or provisions of succeeding law) or an admission seeking the relief therein provided or the taking of similar action under the laws of any state or local jurisdiction or otherwise consenting to the appointment of a receiver for all or a substantial part of the Company's property;

(v) any action to bind or obligate the Company with respect to any matter outside the scope of the Company's business; or.

(vi) any other action described in this Agreement that requires the consent of the Members pursuant to this Section 2.10(b).

(c) At any meeting of the Members, every Member having the right to vote shall be entitled to vote either in person or by proxy executed in writing by such Member. A telegram, telex, cablegram, email or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member, shall be treated as an execution in writing for purposes of this Section 2.10. No proxy shall be valid after 11 months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Each proxy shall be delivered to the Managers prior to or at the time of the meeting of Members.

(d) Each Member's percentage voting power shall be in proportion to its respective Membership Interest.

SECTION 2.11 ***Action Without a Meeting.*** Any action required by the Act to be taken at any meeting of Members, or any action that may be taken at any meeting of Members, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members having not fewer than the minimum number of Membership Interests that would be necessary to take the action at a meeting at which all Members entitled to vote on the action were present and voted. Any such writing or writings shall be filed with the minutes of proceedings of the Members. A telegram, telex, cablegram, email or similar transmission by a Member, or a photographic, photostatic, facsimile or similar reproduction of a writing signed by a Member, shall be regarded as signed by the Member for purposes of this Section 2.11. The Secretary of the Company shall promptly send copies of all such writings that effect actions by the Members to each of the Members.

SECTION 2.12 ***Telephone Meetings.*** Subject to the provisions of applicable law and this Agreement regarding notice of meetings, Members may participate in and hold a meeting by using conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 2.12 shall constitute presence in person at such meeting, except when a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

SECTION 2.13 ***Confidentiality.*** Each Member recognizes and acknowledges that the Company's trade secrets and other confidential or proprietary information, as they may exist from time to time, are valuable, special and unique assets of the Company's business. Accordingly, during the term of the Company's existence and for the two years subsequent to the term of the Company's existence or the two years subsequent to a Member's withdrawal from the Company, such Member shall hold in strict confidence and shall not, directly or indirectly, disclose or reveal to any Person, or use for its own personal benefit or for the benefit of anyone else, any trade secrets, seismic information, geological and geophysical information, confidential dealings or other confidential or proprietary information of any kind, nature or description (whether or not acquired, learned, obtained or developed by such Member alone or in conjunction with others) belonging to or concerning the Company, or any of its customers or clients or others with whom they now or hereafter have a business relationship, except (i) in the course of the proper performance of a Member's duties hereunder or (ii) as required by applicable law or legal process. Each Member confirms (i) that all such information constitutes the exclusive property of the Company and (ii) the survival of the provisions of this Section 2.13 for the period subsequent to the term of the Company's existence or the withdrawal of such Member from the Company.

ARTICLE III

ALLOCATIONS AND DISTRIBUTIONS

SECTION 3.1 ***Allocation of Profits and Losses.*** The Members shall share Company Net Profit and Net Loss and all related items of income, gain, loss, deduction and credit for U.S. Federal income tax and all other purposes as follows:

(a) For any Fiscal Year in which the Company has Net Profit, such Net Profit shall be allocated between the Members in proportion to their Membership Interests.

(b) For any Fiscal Year in which the Company has Net Loss, such Net Loss shall be allocated between the Members in proportion to their Membership Interests.

(c) The Managers shall make the foregoing allocations as of the last day of each Fiscal Year; provided that if during any Fiscal Year of the Company there is a change in a Member's interest in the Company, the Managers shall make the foregoing allocations as of the date of each such change in a manner that takes into account the varying interests of the Member and in a manner the Managers reasonably deem appropriate.

SECTION 3.2 ***Distributions.*** The Managers may cause the Company to make Distributions of funds of the Company that the Managers reasonably determine are not needed for the payment of existing or foreseeable Company obligations and expenditures to the Members at such times and in such amounts as the Managers determine to be appropriate. All nonliquidating Distributions or dividends (*i.e.*, those other than Distributions made pursuant to Section 7.2 of this Agreement) shall, in the absence of the consent of the Members pursuant to Section 2.10(b), be made only in proportion to the Members' respective Membership Interests.

ARTICLE IV

MANAGEMENT

SECTION 4.1 ***Management of the Company.*** The initial Member hereby appoints the following persons to serve as the initial Managers of the Company: Bruce B. Selkirk, III, Charley W. Dein and Lynn C. Meibos. The powers of the Company shall be exclusively exercised by and under the exclusive authority of, and the business and affairs of the Company shall be managed under the exclusive direction of, the Managers of the Company. The Managers shall have the power and authority to do or cause to be done any and all acts deemed by the Managers to be necessary or appropriate to conduct the business of the Company, including the authority to bind the Company in making contracts and incurring obligations in the Company's name in the course of the Company's business, without obtaining the consent of the Members. The Managers shall, subject to the provisions of this Agreement and the availability of cash funds of the Company, use reasonable efforts to implement the Company's then applicable business plan, and, subject to the provisions of this Agreement, shall have all right, power and authority to do so. The Managers shall act by the consent or approval, as applicable, of a majority of the Managers.

SECTION 4.2 ***Duties and Services of a Manager.*** Each Manager shall comply in all respects with the terms of this Agreement. In the conduct of the business and operations of the Company, each Manager shall (a) use reasonable good faith efforts to cause the Company (i) to comply with the terms and provisions of all agreements to which the Company is a party or to which its properties are subject, (ii) to comply with all applicable laws to which the Company is subject and (iii) to obtain and maintain all licenses, permits, franchises and other governmental authorizations necessary with respect to the ownership of Company properties and the conduct of the Company's business and operations and (b) attend to other day-to-day affairs of the Company. Managers shall be obligated to perform the duties, responsibilities and obligations of a Manager hereunder only to the extent that funds of the Company are available therefor.

SECTION 4.3 ***Reliance by Manager.*** Consistent with each Manager's duties and responsibilities as Manager hereunder, each Manager may rely and shall be protected in acting or refraining from acting upon any certificate, instrument, opinion, report, notice, request, consent, order, bond, debenture or other substantially similar third party paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties. Consistent with such Manager's duties and responsibilities as Manager hereunder, Managers may consult with legal counsel (which may include legal counsel who are employees of such Manager), and third party accountants, appraisers, management consultants, engineers and other consultants and advisers reasonably selected by it. No Manager shall have liability for any action taken or suffered or omitted hereunder in good faith and in reasonable reliance upon, and in accordance with, the opinion of any such persons as to matters within such person's professional or expert competence.

SECTION 4.4 ***Authority of Managers.*** The Managers shall not have the authority or power to act as agent for or on behalf of the Company or any other Manager or Member, to do any act which would be binding on the Company or any other Manager or Member, to incur any expenditures on behalf of or for the Company, or to execute, deliver and perform any agreements, acts, transactions or other matters on behalf of the Company unless specifically authorized by a resolution duly adopted by a majority of the Managers.

SECTION 4.5 ***Number and Qualifications of Managers.*** There shall be three initial Managers of the Company, which number may be increased or decreased from time to time by the vote or consent of the Members holding a majority of the Membership Interests then outstanding. No decrease in the number of Managers shall have the effect of shortening the term of any incumbent Manager unless the Members holding a majority of the Membership Interests then outstanding otherwise agree. None of the Managers need be Members of the Company or residents of the State of Delaware.

SECTION 4.6 ***Election and Term of Service.*** At the date hereof, the initial Managers of the Company are as stated in this Section 4.1. Each Manager elected shall serve as Manager until a successor shall have been elected by the Members holding a majority of the Membership Interests then outstanding or until such Manager's earlier death, resignation, retirement, disqualification or removal in accordance with this Agreement.

SECTION 4.7 ***Removal; Filling of Vacancies.*** Any or all of the Managers may be removed, either for or without cause, at any meeting of the Members called expressly for that purpose, by the affirmative vote of those Members holding a majority of the Membership Interests then outstanding. Any vacancy occurring among the Managers resulting from the death, resignation, retirement, disqualification or removal from office of any Manager, as the result of an increase in the number of Managers, or otherwise, may be filled by a person or persons designated in writing by all the Members.

SECTION 4.8 ***Place of Meetings; Chairman.*** Meetings of the Managers, either regular or special, may be held either within or without the State of Delaware. The Managers may designate one of the Managers to serve as the Chairman of the Managers. The Chairman of the Managers, if one has been designated by the Managers, shall preside when present at meetings of the Managers.

SECTION 4.9 ***Regular Meetings.*** Regular meetings of the Managers, of which no notice shall be necessary, shall be held at such times and places as may be fixed from time to time by resolution adopted by the Managers. Except as otherwise provided by statute or this Agreement, any and all business may be transacted at any regular meeting.

SECTION 4.10 ***Special Meetings.*** Special meetings of the Managers may be called by any Manager or the President of the Company on not less than twenty-four (24) hours' notice to each Manager, either personally or by telegram, telephone, telefax or similar communication. Only business within the purpose or purposes described in the notice of special meeting of Managers may be conducted at the meeting.

SECTION 4.11 ***Quorum of and Action by Managers.*** At all meetings of the Managers, the presence of a majority of the number of Managers fixed by or in the manner provided in this Agreement shall be necessary to constitute a quorum for the transaction of business, except as otherwise provided by statute. The act of a majority of the Managers present at a meeting at which a quorum is present shall be the act of the Managers unless the act of a greater number is required by statute or this Agreement. If a quorum shall not be present at any meeting of the Managers, the Managers present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. At any such adjourned meeting any business may be transacted that might have been transacted at the meeting as originally convened.

SECTION 4.12 ***Action Without a Meeting.*** Unless otherwise restricted by this Agreement, any action required or permitted to be taken at any meeting of the Managers may be taken without a meeting, if all Managers consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Managers.

SECTION 4.13 ***Telephone Meetings.*** Subject to the provisions of applicable law and this Agreement regarding notice of meetings, the Managers may participate in and hold a meeting of Managers by using conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting, except when a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

SECTION 4.14 ***Costs and Expenses.*** Subject to the other express provisions of this Agreement, all costs and expenses reasonably incurred in the Company's business shall be paid from Company funds, including costs of preparing Company tax returns, costs of reports to Members, reasonable outside legal costs, interest expense, general and administrative expenses, operating expenses, marketing costs, taxes and other costs and expenses of the Company. In conducting the business and operations of the Company, a Manager may use its own or its Affiliates' personnel (including consultants retained by such Manager or its Affiliates), properties and equipment;

provided that any such services, properties or equipment utilized by such Manager on behalf of the Company shall be for such consideration and on such terms and conditions that are no less favorable than those available from third parties and that such Manager determines in good faith to be in the best interests of the Company.

SECTION 4.15 ***Manager's Compensation.*** The Manager shall not receive or be entitled to receive any compensation from the Company for its service as such. Nothing herein contained shall be construed to preclude the Manager or its Affiliates from serving the Company in any other capacity and receiving compensation therefore.

SECTION 4.16 ***Interested Members, Manager and Officers; Outside Activities.***

(a) No contract or transaction between the Company and one or more of its Members, Managers or officers or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Members, Managers or officers are shareholders, partners, members, directors, managers or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Member, Manager or officer is present at or participates in the meeting of the Members or the determination of the Managers, as the case may be, that authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if, in addition to any other requirement for approval set forth in this Agreement: (1) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the Managers, and a majority of the Managers in good faith authorize the contract or transaction; or (2) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the Members entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of Members holding not less than a majority of the outstanding Membership Interests of the Company; or (3) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified by the Managers or the Members. Interested Members may be counted in determining the presence of a quorum at a meeting of the Members that authorizes the contract or transaction.

(b) Subject to the other express provisions of this Agreement, any Manager may engage in and possess interests in other business ventures of any and every type and description, independently or with others, and neither the Company nor any of its Members shall have any right, title or interest in or to such independent ventures. No Manager shall by virtue of this Agreement have an obligation to offer any such business activity or venture to the Company. No Manager shall by virtue of this Agreement have any duty to refrain from engaging in, nor any duty to offer to the Company, any business opportunity of such Manager regardless of the scope of the Company's activities.

SECTION 4.17 ***Time Devoted to Company.*** Each Manager shall devote such time to Company business as he deems necessary to manage, supervise and conduct Company business and affairs in an efficient manner; but nothing in this Agreement shall preclude, subject to any approval requirements set forth in this Agreement, the employment of any officer, employee, agent, third party, or affiliate to manage or provide other services with respect to the Company's assets or business as the Managers shall determine.

SECTION 4.18 ***Liability of Manager.*** No Manager shall be liable for the debts, liabilities, contracts or other obligations of the Company.

ARTICLE V

OFFICERS

SECTION 5.1 ***Officers.*** The Managers may designate one or more individuals to serve as officers of the Company. The Company shall have such officers as the Managers may from time to time determine, which officers may (but need not) include a President, one or more Vice Presidents (and in case of each such Vice President, with such descriptive title, if any, as the Managers deem appropriate), a Secretary, a Treasurer and one or more Assistant Secretaries and Assistant Treasurers. Any two or more offices may be held by the same person.

SECTION 5.2 ***Compensation.*** The compensation, if any, of all officers of the Company shall be fixed from time to time by the Managers. The Managers may from time to time delegate to the President the authority to fix the compensation of any or all of the other officers of the Company.

SECTION 5.3 ***Term of Office; Removal; Filling of Vacancies.*** Each officer of the Company shall hold office until his successor is chosen and qualified in his stead or until his earlier death, resignation, retirement, disqualification or removal from office. Any officer designated by the Managers may be removed at any time by the Managers whenever in their judgment the best interests of the Company will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Designation of an officer shall not of itself create contract rights. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Managers.

SECTION 5.4 ***President.*** The President, if one is designated by the Managers, shall be the chief executive officer of the Company and, subject to the provisions of this Agreement, shall have general supervision of the affairs of the Company and shall have general and active control of all its business. Except as otherwise provided by statute, the Certificate of Formation or this Agreement, the President shall have power and general authority to execute bonds, deeds and contracts in the name of the Company; to cause the employment or appointment of such employees and agents of the Company as the proper conduct of operations may require and to fix their compensation; to remove or suspend any employee or agent who shall have been employed or appointed under his authority or under authority of an officer subordinate to him; to suspend for cause, pending final action by the authority that shall have elected or appointed him, any officer subordinate to the President; and in general to exercise all the powers usually appertaining to the office of president of a corporation. In the event of the absence or disability of the President, his duties shall be performed and his powers may be exercised by such other officers of the Company as shall be determined by the Managers.

SECTION 5.5 ***Vice Presidents.*** Each Vice President that is designated by the Managers shall generally assist the President and shall have such powers and perform such duties and services as shall from time to time be prescribed or delegated to him by the President or the Managers. The Managers may from time to time appoint certain Vice Presidents who may have special designations, such as "Senior Vice President", "Vice President - Operations" and the like. Vice Presidents having such special designations shall have such powers and perform such duties and services as shall from time to time be prescribed or delegated by the President or the Managers.

SECTION 5.6 ***Secretary and Assistant Secretaries.*** The Managers shall designate the Secretary of the Company, who shall attend all meetings of the Members, shall see that notice is given of all meetings of the Members and shall keep and attest true records of all proceedings at all meetings of the Members. The Secretary shall have authority to attest any and all instruments or writings on behalf of the Company. The Secretary shall keep and account for all books, documents, papers and records of the Company except those for which some other officer or agent is properly accountable. The Secretary shall generally perform all duties usually appertaining to the office of secretary of a corporation. In the absence or disability of the Secretary, his duties shall be performed and his powers may be exercised by the Assistant Secretaries of the Company, in the order of their seniority, unless otherwise determined by the President, the Secretary or the Managers. Each Assistant Secretary that is appointed by the Managers shall generally assist the Secretary and shall have such powers and perform such duties as shall from time to time be prescribed or delegated to him by the Secretary, the President or the Managers.

SECTION 5.7 ***Treasurer and Assistant Treasurers.*** The Treasurer, if one is designated by the Managers, shall supervise the books of account of the Company and their arrangement and classification. The Treasurer shall have the care and custody of all monies, funds and securities of the Company; shall deposit or cause to be deposited all such funds in and with such depositories as the Managers shall from time to time direct or as shall be selected in accordance with procedures established by the Managers; and shall advise upon all terms of credit granted by the Company. He shall have the power to endorse for deposit or collection or otherwise all checks, drafts, notes, bills of exchange and other commercial paper payable to the Company and to give proper receipts or discharges for all payments to the Company. The Treasurer shall generally perform all duties usually appertaining to the office of treasurer of a corporation. In the absence or disability of the Treasurer, his duties shall be performed and his powers may be exercised by the Assistant Treasurers of the Company, if any, in the order of their seniority, unless otherwise determined by the President, the Treasurer or the Managers. Each Assistant Treasurer appointed by the Managers shall generally assist the Treasurer and shall have such powers and perform such duties as shall from time to time be prescribed or delegated to him by the Treasurer, the President or the Managers.

SECTION 5.8 ***Additional Powers and Duties.*** In addition to the foregoing especially enumerated duties, services and powers, the several officers of the Company shall perform such other duties and services and exercise such further powers as may be provided by statute, the Certificate of Formation or this Agreement, or as the Managers may from time to time determine or as may be assigned to them by any competent superior officer.

SECTION 5.9 ***Limitations on Powers and Duties of Officers.*** Notwithstanding the foregoing especially enumerated duties, services and powers, the several officers of the Company shall not have the power and authority to cause the Company to take any action that requires the approval of the Members pursuant to Section 2.10 unless the Members have specifically approved such action.

ARTICLE VI

ACCOUNTING AND TAX MATTERS; BANKING; REPORTS

SECTION 6.1 ***Books and Records; Capital Accounts.*** (a) The Managers shall maintain or cause the Company to maintain books and records as required and in accordance with Section 18-305 of the Act, and shall make or cause to be made such records available to the Members upon request thereby. All requests made by Members pursuant to this Section 6.1 shall be directed to the Secretary of the Company at the Company's principal place of business. The Managers and officers of the Company shall keep books of account for the Company in accordance with generally accepted accounting principles consistently applied in accordance with the terms of this Agreement and, to the extent inconsistent therewith, in accordance with federal income tax accounting rules as provided in this Agreement.

(b) An individual capital account (a "Capital Account") shall be maintained by the Company for each Member as provided below:

(i) Each Member's Capital Contributions when made shall be credited to such Member's Capital Account. The Capital Account of each Member shall, except as otherwise provided herein, be (A) credited with the amount of any cash contributed to the Company by such Member; (B) credited with the fair market value of any property contributed to the Company by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Internal Revenue Code), (C) credited with the amount of any item of taxable income or gain and the amount of any item of income or gain exempt from tax allocated to such Member for federal income tax purposes, (D) debited by the amount of any item of deduction or loss allocated to such Member for federal income tax purposes, (E) debited by such Member's allocable share of expenditures described in Section 705(a)(2)(B) of the Internal Revenue Code, and (F) debited by the amount of cash or the fair market value of any property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Internal Revenue Code).

(ii) Any adjustments of basis of Company property provided for under Sections 734 and 743 of the Internal Revenue Code and comparable provisions of state law (resulting from an election under Section 754 of the Internal Revenue Code or comparable provisions of state law) shall not affect the Capital Accounts of the Members, except to the extent required by Treasury Regulation Section 1.704-1(b)(2)(iv)(m), and the Members' Capital Accounts shall be debited or credited pursuant to the terms of this Section 6.1(b) as if no such election had been made.

(iii) Capital Accounts shall be adjusted, in a manner consistent with this Section 6.1(b), to reflect any adjustments in items of Company income, gain, loss or deduction that result from amended returns filed by the Company or pursuant to an agreement by the Company with the Internal Revenue Service or a final court decision.

(iv) In the case of property contributed to the Company by a Member, the Members' Capital Accounts shall be debited or credited in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g) for items of depreciation, cost recovery, amortization, and gain or loss with respect to such property computed in the same manner as such items would be computed if the adjusted tax basis of such property were equal to its fair market value on the date of the contribution of the property to the Company, in lieu of the adjustments to the Capital Accounts otherwise provided in this Section 6.1(b) for such items.

(v) It is the intention of the Members that the Capital Accounts of each Member be kept in the manner required under Treasury Regulation Section 1.704-1(b)(2)(iv). To the extent any additional adjustment to the Capital Accounts is required by such Regulation, the Manager is hereby authorized to make such adjustment after notice to the Members.

SECTION 6.2 ***Tax Returns.*** The Managers shall prepare or cause to be prepared and timely file all federal, state and local income and other tax returns and reports as may be required as a result of the business of the Company. Within 90 days after the end of each Fiscal Year of the Company, the Company shall cause to be delivered to each Member information pertaining to the Company and its operations for the previous Fiscal Year that is necessary for the Members to accurately prepare their respective federal and state income tax returns for such Fiscal Year.

SECTION 6.3 ***Tax Matters Member.*** The initial Member is hereby appointed and designated as the tax matters member for the Company under Section 6231 of the Internal Revenue Code, and if such Member for any reason becomes unable or unwilling to serve as such, the Managers shall appoint another Member as the tax matters Member of the Company under Section 6231 of the Internal Revenue Code (in either case, the "TMP"). The TMP is authorized to take such actions and to execute and file all statements and forms on behalf of the Company that may be permitted or required by the applicable provisions of the Internal Revenue Code or Treasury Regulations issued thereunder. The TMP shall have full and exclusive power and authority on behalf of the Company to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Such power and authority shall include the power and authority to extend the statute of limitations, file a request for administrative adjustment and file suit concerning any Company tax matter. Any settlement agreement proposed, or to be proposed, relating to any Company tax matter, however, must be approved by the Manager before being offered or accepted (as the case may be) by the TMP. The TMP also shall take such action as may be necessary to cause the other Members to become "notice partners" within the meaning of Section 6223 of the Internal Revenue Code.

SECTION 6.4 ***Tax Elections.*** The Managers shall make such elections on behalf of the Company with respect to federal, state and local tax matters as the Managers shall determine from time to time.

SECTION 6.5 ***Tax Characterization.*** The Members intend that the Company be characterized and treated as a partnership for, and solely for, U.S. federal, state and local income tax purposes. For such purpose, (i) the Company shall be subject to all the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code, and (ii) all references to a "Partner," to "Partners" and to the

"Partnership" in the provisions of the Code and Treasury Regulations cited in this Agreement shall be deemed to refer to a Member, Members and the Company, respectively. Neither the Company, the Manager nor any Member shall file an election to classify the Company as an association taxable as a corporation for federal income tax purposes.

SECTION 6.6 ***Bank Accounts; Investment of Company Funds.*** The Managers shall cause one or more accounts to be maintained in the name of the Company in one or more banks, which accounts shall be used for the payment of expenditures incurred by or on behalf of the Company and in which shall be deposited all funds and receipts of the Company. All amounts shall be and remain the property of the Company and shall be received, held and disbursed by the Managers or the officers for the purposes specified in this Agreement. There shall not be deposited in any of such accounts any funds other than funds belonging to the Company, and no other funds shall in any way be commingled with such funds. The Managers may invest the Company funds in any manner that the Managers deem appropriate.

SECTION 6.7 ***Signature of Negotiable Instruments.*** All bills, notes, checks or other instruments for the payment of money shall be signed or countersigned by such Manager, officer, officers, agent or agents, and in such manner, as are permitted by this Agreement and as from time to time may be prescribed (whether generally or specifically) by the Managers.

SECTION 6.8 ***Records.*** The Company shall keep or cause to be kept appropriate books and records in accordance with the Act with respect to the Company's business, which books and records shall at all times be kept at the principal office of the Company. Without limiting the foregoing, the Company shall keep at its principal office the following: (a) a current list of the full name and the last known street address of the Managers and each Member; (b) a copy of the Certificate of Formation and this Agreement and all amendments thereto; and (c) such other documents with respect to the Company's business as the Manager may reasonably determine.

SECTION 6.9 ***Reports.*** The Company shall deliver to the Members such financial statements, reports and other information as the Managers shall determine from time to time or as any Member may reasonably request.

ARTICLE VII

DISSOLUTION, LIQUIDATION AND TERMINATION

SECTION 7.1 ***Dissolution.*** The Company shall be dissolved upon the occurrence of any of the following:

(a) The unanimous consent in writing of the Members.

(b) The sale, lease or other disposition of all or substantially all of the assets of the Company.

(c) The occurrence of any event that makes it unlawful for the business of the Company to be continued.

(d) The sale of all of the outstanding Membership Interests of the Company, unless within 90 days after such event the purchasers owning a majority-in-interest (within the meaning of Treasury Regulation Section 301.7701-2(b)) give their written consent to continue the business of the Company on the same terms and conditions provided in this Agreement by forming a new limited liability company on terms identical to those set forth in this Agreement.

SECTION 7.2 ***Liquidation and Termination.*** Upon dissolution of the Company, the Members shall appoint in writing one or more liquidators who shall have full authority to wind up the affairs of the Company and make final distribution as provided herein. The liquidator shall continue to operate the Company properties with all of the power and authority of a Manager. The steps to be accomplished by the liquidator are as follows:

(a) As promptly as possible after dissolution, the liquidator shall cause a proper accounting to be made of the Company's assets, liabilities and operations through the end of the day on which the dissolution occurs or the final liquidation is completed, as appropriate.

(b) The liquidator shall sell such of the assets of the Company as may be sold on reasonable terms and pay all of the debts and liabilities of the Company (including all expenses incurred in liquidation) or otherwise make adequate provision therefor (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine). After making payment or provision for all debts and liabilities of the Company, each Member's Capital Account shall then be adjusted by (i) assuming the sale of any remaining assets of the Company for cash at their respective fair market values (as determined by an appraiser selected by the liquidator) as of the date of dissolution of the Company and (ii) debiting or crediting the Member's Capital Account with its respective share of the hypothetical gains or losses resulting from such assumed sales in the same manner as such Capital Account would be debited or credited for gains or losses on actual sales of such assets. The liquidator shall then by payment of cash or property (valued as of the date of dissolution of the Company at its fair market value by the appraiser selected in the manner provided above) make Distributions to the Members of such amounts as are required to pay the positive balances of their respective Capital Accounts. Such a Distribution shall be in cash or in kind as determined by the liquidator. Any Distribution in kind, to the extent possible in complying with the foregoing provisions of this subsection (b), shall be made to each Member in proportion to its Membership Interest in the assets so distributed. Notwithstanding the foregoing provisions of this subsection (b) to the contrary, however, if a Member so elects by notice in writing delivered to the liquidator, the liquidator shall not sell such Member's interest in the assets and property of the Company and instead shall distribute all of such interest, subject to such Member's share of any Company obligations, to such Member in kind. Any Distribution to the Members in liquidation of the Company shall be made by the later of the end of the taxable year in which the liquidation occurs or ninety (90) days after the date of such liquidation. For purposes of the preceding sentence, the term "liquidation" shall have the same meaning as set forth in Treasury Regulation § 1.704-1(b)(2)(ii) as in effect at such time.

(c) No Member shall be obligated to restore a negative balance in its Capital Account at any time.

(d) Except as expressly provided herein, the liquidator shall comply with any applicable requirements of the Act, including Sections 18-803 and 18-804 thereof, and all other applicable laws pertaining to the winding up of the affairs of the Company and the final Distribution of its assets.

(e) The Distribution of cash and/or property to the Members in accordance with the provisions of this Section 7.2 shall constitute a complete return to the Members of their Capital Contributions and a complete Distribution to the Members of their interest in the Company and all Company property, save and except for any contingent future interest that the Members may have in any cash or property placed in an escrow fund to satisfy contingent liabilities that ultimately is not used therefor.

ARTICLE VIII

RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTERESTS

SECTION 8.1 ***Restrictions on Transfer.*** No Member or any assignee of any Member, as the case may be, shall sell, transfer, assign, hypothecate, make gifts of, or in any manner dispose of, encumber, or alienate ("Transfer") any Membership Interest, or any right or interest therein, without the prior written consent of the other Members, the granting or denying of which shall be in such other Members' sole discretion. Any such attempted Transfer not permitted hereunder shall be null and void ab initio.

SECTION 8.2 ***Involuntary Assignment by Member.*** In the event that a Member's Membership Interest is taken or disturbed by levy, foreclosure, charging order, execution or similar proceeding, the assignee of a Member's Membership Interest shall be entitled to no more than to receive distributions subject to the provisions of this Agreement, and profits and losses attributable to the Member's Membership Interest in the Company in accordance with this Agreement and in no event shall such assignee have the right to interfere with the management or administration of the Company business or affairs or to become a substitute Member.

SECTION 8.3 ***Assignee's Tax Liability.*** An assignee of any Membership Interest shall receive the federal and all relevant state Forms K-1 and report all income and loss on his, her or its income tax returns each year in accordance the Rev. Rul, 77-137, 1977-1 C.B. 178.

SECTION 8.4 ***Specific Performance.*** Each of the parties to this Agreement acknowledges that it shall be impossible to measure in money the damage to the Company or the Member(s), if any of them or any transferee of any party hereto fails to comply with any of the restrictions or obligations imposed by this Article VIII, that every such restriction and obligation is material, and that in the event of any such failure, the Company or the Member(s) shall not have an adequate remedy at law or in damages. Therefore, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this Article VIII and to prevent any disposition of Membership Interests in contravention of any terms of this Article VIII, and waives any defenses thereto, including the defenses of: (i) failure of consideration; (ii) breach of any other provision of this Agreement; and (iii) availability of relief in damages.

SECTION 8.5 ***Members of Record; Related Matters.*** The Company, its Managers, and officers will be entitled to consider the owner of any Membership Interest as set forth in the books and records of the Company as the absolute owner thereof for all purposes. Neither the Company nor its Managers or officers will incur any liability for Distributions of cash or other property made in good faith to the owner of a Membership Interest until such time as a written assignment of such Membership Interest has been received and accepted by the Company and such assignment has been recorded in the books and records of the Company and upon surrender to and cancellation of the certificate for such Membership Interest, accompanied by an assignment or transfer by the Member. In no event will any purported Transfer of any Membership Interest, by operation of law or otherwise, require the Company or its Managers or officers to account to more than one Person with respect to such transferred Membership Interest. In the event of a permitted Transfer of a Membership Interest by a Member, allocations between the assignor and assignee of deductions, credits and income of the Company for federal, state and local income tax purposes shall be based on the portion of the year during which the assignor and assignee each owned such Membership Interest.

ARTICLE IX

EXCULPATION AND INDEMNIFICATION

SECTION 9.1 ***Exculpation.*** No Manager, nor any officer of the Company or any Member, shall be liable, responsible, or accountable in damages or otherwise to the Company or any Member by reason of, or arising from, the operations, business, or affairs of, or any action taken or failure to act on behalf of, the Company, except to the extent that any of the foregoing is determined, by a final, nonappealable order of a court of competent jurisdiction (or by any other means approved by the Managers) to have been primarily caused by any Cause of such person; provided that if the Cause of any person claiming exculpation shall consist of a conviction of or plea of no contest to a felony, then such person shall not be entitled to exculpation unless it is determined, by final, nonappealable order of a court of competent jurisdiction (or by any other means approved by the Managers) that exculpation should be granted in whole or part or that such Cause was not the primary cause of any of the matters for which exculpation is being sought. **THE MEMBERS RECOGNIZE THAT THIS PROVISION SHALL RELIEVE ANY SUCH PERSON FROM ANY AND ALL LIABILITIES, OBLIGATIONS, DUTIES, CLAIMS, ACCOUNTS AND CAUSES OF ACTION WHATSOEVER ARISING OR TO ARISE OUT OF ANY ORDINARY NEGLIGENCE BY ANY SUCH PERSON.**

SECTION 9.2 ***Indemnification.***

(a) *Indemnitees and Indemnifiable Claims.* The Company shall indemnify and hold harmless (i) any Manager, (ii) any Member, (iii) any Affiliate of any Manager or any Member, or (iv) any officer, director, employee, agent, stockholder, member or partner of the Company, a Member or any of its Affiliates (each, an "Indemnitee"), from and against any claim, loss, damage, liability, or reasonable expense (including reasonable attorneys' fees, court costs, and costs of investigation and appeal) suffered or incurred by any such Indemnitee by reason of, or arising from, the operations, business, or affairs of, or any action taken or failure to act on behalf of, the Company, except to the extent any of the foregoing (A) is determined by final, nonappealable order of a court of competent jurisdiction (or by any other means approved by the Managers) to have been primarily caused by any Cause of such person or (B) is suffered or incurred as a result of any claim (other than a claim for indemnification under this Agreement) asserted by the Indemnitee as plaintiff against the Company; provided that if (for purposes of clause (A) immediately above) the Cause of any person claiming indemnification shall consist of a conviction of or plea of no contest to a felony, then such person shall not be entitled to indemnification unless it is determined, by final, nonappealable order of a court of competent jurisdiction (or by any other means approved by the Manager), that indemnification should be granted in whole or part or that such Cause was not the primary cause of any of the matters for which indemnification is being sought. **THE MEMBERS RECOGNIZE THAT SUCH INDEMNITEE SHALL BE ENTITLED TO INDEMNIFICATION FROM ACTS OR OMISSIONS THAT MAY GIVE RISE TO NEGLIGENCE.**

(b) *Advancement of Expenses*. Unless a determination has been made (by final, nonappealable order of a court of competent jurisdiction or by any other means approved by the Managers) that indemnification is not required, the Company shall, upon the request of any Indemnitee and except for any claim of the type described in clause (B) of Section 9.2(a) of this Agreement, advance or promptly reimburse such Indemnitee's reasonable costs of investigation, litigation, or appeal, including reasonable attorneys' fees; provided that the affected Indemnitee shall, as a condition of such Indemnitee's right to receive such advances and reimbursements, undertake in writing to promptly repay the Company for all such advancements or reimbursements if a court of competent jurisdiction determines, by final, nonappealable order (or by any other means approved by the Managers), that such Indemnitee is not then entitled to indemnification under this Section 9.2. The written undertaking described in the immediately preceding sentence to repay the amount paid or reimbursed to an Indemnitee by the Company must be an unlimited general obligation of the Indemnitee but need not be secured and it may be accepted without reference to financial ability to make repayment.

(c) *Insurance and Other Sources of Indemnification*. The Managers may cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available at commercially reasonable rates, for the protection of the Indemnitee described under Section 9.2(a) of this Agreement. All payments that the Company is obligated to make to any Indemnitee in respect of any indemnifiable claim under Sections 9.2(a) or 9.2(b) of this Agreement shall be reduced by all payments made to such Indemnitee in respect of such claim under any such insurance policy purchased and maintained by the Company or under any other indemnification agreement or other arrangement provided for the protection of such Indemnitee. Without limiting the power of the Company to purchase, procure, establish or maintain any kind of insurance or other arrangement, the Company may, for the benefit of persons indemnified by the Company, (1) create a trust fund; (2) establish any form of self-insurance; (3) secure its indemnity obligation by grant of a security interest or other lien on the assets of the Company; or (4) establish a letter of credit, guaranty or surety arrangement. The insurance or other arrangement may be purchased, procured, maintained or established within the Company or with any insurer or other person deemed appropriate by the Managers regardless of whether all or part of the stock or other securities of the insurer or other person are owned in whole or part by the Company. In the absence of fraud, the judgment of the Managers as to the terms and conditions of the insurance or other arrangement and the identity of the insurer or other person participating in an arrangement shall be conclusive and the insurance or arrangement shall not be voidable and shall not subject any Manager to liability, on any ground, regardless of whether such Manager is a beneficiary of the insurance or arrangement.

(d) *Settlements.* Notwithstanding Section 9.2(a) of this Agreement, the Company shall not be obligated to make any indemnification payment to any Indemnitee in respect of any settlement unless such settlement shall have been approved (i) by a Manager in writing or (ii) by final, nonappealable order of a court of competent jurisdiction (or by any other means approved by a Manager).

(e) *Source of Funds.* The indemnification provided by this Section 9.2 shall be made and shall be recoverable by the Indemnitee only out of the tangible net assets of the Company and not from the Members.

SECTION 9.3 ***Report to Members.*** Any indemnification of or advance of expenses to any person in accordance with this Article or the provisions of any statute shall be reported in writing to the Members within the three-month period immediately following the date of the indemnification or advance.

SECTION 9.4 ***Entitlement.*** These indemnification provisions shall inure to each of the Managers, the Members, officers, employees and agents of the Company, and to other persons serving at the request of the Company (as provided in this Article), regardless of whether any such person ceases to serve as such at any time and whether or not the claim asserted against any such person is based on matters that antedate the adoption of this Article, and in the event of any such person's death, shall extend to such person's legal representatives; but such rights shall not be exclusive of any other rights to which any of the foregoing persons may be entitled.

SECTION 9.5 ***Severability.*** The provisions of this Article are intended to comply with Section 18-108 of the Act. To the extent that any provision of this Article authorizes or requires indemnification or the advancement of expenses contrary to such statutes or the Certificate of Formation, the Company's power to indemnify or advance expenses under such provision shall be limited to that permitted by such statute and the Certificate of Formation and any limitation required by such statutes or the Certificate of Formation shall not affect the validity of any other provision of this Article.

ARTICLE X

MISCELLANEOUS

SECTION 10.1 ***Manner of Giving Notice.*** All notices, demands, requests, or other communications required or permitted to be given pursuant to this Agreement, the Certificate of Formation or the Act shall be in writing and shall be given either (a) by hand delivery, (b) by United States first class mail, postage prepaid, (c) by electronic facsimile or (d) by overnight courier service (charges prepaid) with proof of delivery. Each Member's address for notices and other communications hereunder shall be that specified by such Member on Exhibit A to this Agreement or as is otherwise reflected in the books and records of the Company. Any Member may change its address for notices and communications by giving notice in writing, stating its new address for notices, to the Company in accordance with this Section 11.1, and the Company may change its address for notice and communication by giving such notice to the Members in accordance with this Section 10.1. Notices sent by hand delivery shall be deemed to have been given when received; notices mailed in accordance with the foregoing shall be deemed to have been given five days following the date mailed; notice sent by electronic facsimile shall be deemed given on the first business day after electronically confirmed; and notices sent by overnight courier service shall be deemed to have been given on the next business day following the date so sent.

SECTION 10.2 ***Waiver of Notice.*** Whenever any notice is required to be given to any Member or any Manager of the Company under the provisions of the Act, the Certificate of Formation or this Agreement, a waiver thereof in writing signed by the Person or Persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a Person at a meeting shall constitute a waiver of notice of such meeting, except where such Person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

SECTION 10.3 ***No Company Seal.*** The Company shall not be required to have a Company seal, and no agreement, instrument or other document executed on behalf of the Company that would otherwise be valid and binding on the Company shall be invalid or not binding on the Company solely because no Company seal is affixed thereto.

SECTION 10.4 ***Choice of Law.*** This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be performed therein, without regard to principles of conflicts of laws thereof.

SECTION 10.5 ***Amendments.*** This Agreement may be amended only with the written consent of all of the Members.

SECTION 10.6 ***Severability.*** If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and,shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of each such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

IN WITNESS WHEREOF, the undersigned initial Member has executed this Agreement as of the Effective Date.

MEMBER:

KLT GAS, INC.

By: ______________________
Name: Bruce B. Selkirk, III
Title: President

EXHIBIT A

Name and Address of Member	Percentage Interest	Contribution
KLT Gas, Inc. 10740 Nall, Suite 230 Overland Park, Kansas 66211 Phone (913) 967-4300 Fax (913) 967-4345	100%	All of its right, title and interest in those certain properties located in Brown, Doniphan, Jackson and Jefferson Counties, Kansas and Nemaha County, Nebraska (including those properties acquired from Patrick Energy Corporation)

EXHIBIT B

FORM OF ADDENDUM AGREEMENT

This Addendum Agreement is made this ____ day of ___________, 200_, by and between ____________________ (the "New Member"), and FOREST CITY, LLC, a Delaware limited liability company (the "Company), to the Limited Liability Company Agreement of the Company dated as of May 31, 2001 (the "Agreement"), previously executed by all of its members.

RECITALS:

WHEREAS, the members of the Company have entered into the Agreement to, among other things, impose certain restrictions and obligations upon themselves, with respect to the membership interests of the Company; and

WHEREAS, the New Member desires to become a member of the Company; and

WHEREAS, the Agreement requires that all persons to whom membership interests in the Company are transferred must enter into an Addendum Agreement binding the New Member to the Agreement to the same extent as if they were original parties thereto and imposing the same restrictions and obligations on the New Member and the membership interests to be acquired by the New Member as are imposed upon all members of the Company under the Agreement;

NOW, THEREFORE, in consideration of the mutual promises of the parties and as a condition of the purchase of the membership interests of the Company, the New Member acknowledges that it has received and read the Agreement and that the New Member shall be bound by, and shall have the benefit of, all of the terms and conditions set out in the Agreement. This Addendum Agreement shall be attached to and become a part of the Agreement.

____

Name of New Member

By: ________________________________

Name:___________________________

Title:____________________________

Address:

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/27/2001
010366023 - 3419272

CERTIFICATE OF FORMATION

OF

FOREST CITY GATHERING, LLC

The undersigned hereby adopts the following Certificate of Formation for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act:

ARTICLE I

The name of the limited liability company is Forest City Gathering, LLC (the "Company").

ARTICLE II

The address of the Company's registered office and the name and address of its registered agent for service of process are as follows:

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, County of New Castle
Delaware 19808

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 27th day of July, 2001.

Jeffrey A. Zlotky
Authorized Person

[Execution Copy]

THE MEMBERSHIP INTERESTS IN FOREST CITY GATHERING, L.C. HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS SUCH MEMBERSHIP INTERESTS ARE FIRST REGISTERED PURSUANT TO ALL SUCH APPLICABLE LAWS OR UNLESS COUNSEL SATISFACTORY TO SUCH COMPANY SHALL HAVE RENDERED A SATISFACTORY OPINION THAT SUCH REGISTRATION IS NOT REQUIRED. THE SALE, ASSIGNMENT, TRANSFER, PLEDGE OR OTHER DISPOSITION OF SUCH MEMBERSHIP INTERESTS IS ALSO RESTRICTED BY THIS AGREEMENT.

LIMITED LIABILITY COMPANY AGREEMENT

OF

FOREST CITY GATHERING, LLC

August 3, 2001

LIMITED LIABILITY COMPANY AGREEMENT

OF

FOREST CITY GATHERING, LLC

This Limited Liability Company Agreement (this "**Agreement**") is entered into by and between **Bandera Petroleum Exploration, L.L.C.**, an Oklahoma limited liability company ("**Bandera**") and **KLT Gas, Inc.**, a Missouri corporation ("**KLT**") as the initial Members of Forest City Gathering, LLC, a Delaware limited liability company formed pursuant to the Delaware Limited Liability Company Act. In consideration of the mutual promises made herein, KLT and Bandera agree as follows:

ARTICLE I
FORMATION OF LIMITED LIABILITY COMPANY

1.1 Formation. Forest City Gathering, LLC (the "**Company**") was formed as a limited liability company under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on July 27, 2001.

1.2 Purposes and Powers. The purpose of the Company is to engage in the business of gathering, compressing, treating and providing field services for coal bed gas and/or natural gas within the area of the AMI (such permitted activities are hereinafter referred to as the "**Business**"). The Company shall not own or operate any property outside the AMI. The Company shall not own, operate or construct any transmission or other assets that would subject the Company to regulation as a "natural gas company" under the Natural Gas Act of 1938. In carrying out such purpose, the Company shall have all of the powers provided by a limited liability company under the Act.

1.3. Offices. The principal place of business of the Company shall be 2202 Timberloch Place, Suite 222, The Woodlands, Texas 77380 or such other principal place of business as the Manager may from time to time determine. The Company may have, in addition to such office, such other offices, as the Manager may from time to time determine or the business and affairs of the Company may require.

1.4. Definitions. Capitalized words and phrases used herein shall have the meanings set forth below in this Section 1.4 unless defined elsewhere herein:

"Act" means the Delaware Limited Liability Company Act, as amended from time to time.

"Affiliate" shall mean, when used with respect to a specified Person, any Person that directly or indirectly controls, is controlled by or is under common control with such specified Person. As used in this definition, and in the definition of change of control the term "control" means possession, directly or indirectly through one or more intermediaries), of the power to direct or cause the direction of management and policies of a person through an ownership of voting securities (or other ownership interests), contract, voting trust or otherwise.

"Agreed Value" means the fair market value of any distributed Property net of any liability assumed or taken subject to, as fair market value is determined by the Members using any reasonable method of valuation.

"Assignee" means a Person to whom all or part of a Member's Interest has been assigned and who has been admitted as a Member as a result of such assignment.

"AMI" has the meaning indicated in the Participation Agreement.

"Available Cash" means all cash funds of the Company from operations, refinancings, asset sales, Capital Contributions, loans or any other source at any particular time available for Distribution after reasonable provision has been made by the Manager for (i) payment of all operating expenses of the Company as of such time, (ii) payment of all outstanding and unpaid current obligations of the Company as of such time, and (iii) adequate working capital.

"Business" is defined in Section 1.2.

"Capital Account" means the account maintained for a Member or Assignee in accordance with Section 6.5.

"Capital Contribution" means, with respect to a Member, the amount of cash contributed to the Company with respect to such Member's Interest, or if the context so requires, the amount of cash required to be contributed to the Company with respect to such Member's Interest.

"Cause" means the gross negligence or willful misconduct of the Manager in the performance of a material duty of the Manager under this Agreement.

"Certificate of Formation" means the Certificate of Formation of the Company as amended or restated from time to time in accordance with the terms of this Agreement and filed with the Delaware Secretary of State in the manner provided by the Act.

"Change of Control" means, with respect to a specified Person, a change of control, after the Effective Date of this Agreement, of such Specified Person or any Person ("Parent") that controls such specified Person in any one of the following circumstances: (i) any Person shall have become the beneficial owner of or shall have acquired, directly or indirectly, 50% or more of the then outstanding ownership interests (including both economic interest and voting interests) of the specified Person or Parent; (ii) the specified Person or Parent is a party to a merger, consolidation, sale of assets, or other reorganization, or a proxy contest, as a consequence of which the members of the board of directors (or, if either is not a corporation any other person or group of persons having substantial the same authority as the board of directors) (such board, person or group of persons is herein called the "**Board**"), of the specified Person or Parent in office immediately prior to such transaction or event constitute less than a majority of the Board thereafter; or (iii) during any period of two consecutive months, individuals who at the beginning of such period constituted the Board of the specified Person or any Parent cease for any reason to constitute at least a majority of the Board of the specified Person or any Partner, provided that notwithstanding anything to the contrary a Change of Control shall not be deemed to have occurred (a) with respect to KLT so long as at least one of the Key KLT Persons is employed by KLT or any of its Affiliates or (b) with respect to Bandera so long as at least one of the Key Bandera Persons is employed by Bandera, with substantially the same authority and responsibility that he had on the Effective Date of this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Company" means Forest City Gathering, LLC, a Delaware limited liability company formed under the Act.

"Consent" means, with respect to a Member, (a) as a noun, either the written consent of such Member or the affirmative vote of that Member at a meeting, as the case may be, to do that for which the Consent of such Member is given and (b) as a verb, giving Consent for any such action. To receive the "Consent of the Members" requires the requisite level of Consent of the Members provided in this Agreement or as otherwise expressly required by the Certificate of Formation, the Act or other applicable law.

"Distribution" or "Distributions" means any cash or other Property distributed to a Member by the Company on account of that Member's Interest as provided in Article VIII, and does not include payments to a Member (i) pursuant to a loan by such Member to the Company or other transactions in which such Member is acting other than in its capacity as a Member within the meaning of section 707(a) of the Code or (ii) which are made to reimburse a Member or an Affiliate of a Member for amounts paid for or on behalf of the Company. "Distribute" means to make one or more Distributions.

"Effective Date" means August 3, 2001.

"Fiscal Year" means the annual accounting period of the Company, which shall be the calendar year or such portion of a calendar year during which the Company is in existence.

"GAAP" means generally accepted accounting principles, conventions, rules and procedures in the United States set forth in the opinions and pronouncements of the accounting principles board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or any successor organization) that are applicable to the circumstances as of the date of determination.

"Gathering Cap" means total expenditures incurred to construct gathering system(s) and gas sales facilities from each well head to the central delivery point for Phase I, which shall not exceed $200,000 in the aggregate.

"Interest" of a Member at any time means the entire percentage ownership interest of such Member in the Company at such time and all benefits to which such Member is entitled under this Agreement and applicable law, together with all obligations of such Member under this Agreement and applicable law.

"Key KLT Persons" means Bruce Selkirk, Charley W. Dein and Gregory Orman.

"Key Bandera Persons" means M.G. Whitmire and Bruce Galbierz.

"Manager" means the Member designated as the Manager as provided in Section 4.4.

"Members" means KLT and Bandera and those Persons who subsequently are admitted as Members pursuant to the terms of this Agreement. "Member" means any one of the Members.

"Net Income" means, for any period, the excess, if any, of the Company's items of income and gain for such period over the Company's items of loss and deduction for such period, including items described in Section 705(a)(1)(B) and 705(a)(2)(B) of the Code, as computed for book purposes.

"Net Loss" means, for any period, the excess, if any, of the Company's items or loss and deduction for such period over the Company's items of income and gain for such period, including items described in Section 705(a)(1)(B) and 705(a)(2)(B) of the Code, as computed for book purposes.

"Organization" means any corporation, partnership, joint venture, limited liability company, unincorporated association, trust, estate, governmental entity or other entity.

"Participation Agreement" means that certain Participation Agreement dated July 27, 2001, by and between Forest City, LLC, and Bandera Petroleum Exploration, LLC.

"Person" means any natural person or Organization.

"Phase 1" means the period of time commencing on the Effective Date and ending upon the completion of the initial 25 wells as contemplated by Section 5.1 of the Participation Agreement.

"Phase 2" means the period of time commencing on the end of Phase 1 and continuing thereafter so long as the Company is in existence.

"Prime Plus Rate" shall mean a rate per annum which is equal to the lesser of (a) a rate which is two percent (2%) above the prime rate of interest of The Chase Manhattan Bank, N.A., or its successor, as announced or published by such bank from time to time (adjusted from time to time to reflect any changes in such rate determined hereunder) or (b) the maximum rate from time to time permitted by applicable law.

"Property" means all (or such lesser amount as indicated by the context used herein) property -- real, personal, tangible or intangible -- owned from time to time by the Company as a result of Capital Contributions, acquisition, operations or otherwise.

"Reasonable Fees" means such fees as Manager shall reasonably determine from time to time to recover the Company's costs and expenses and to earn a reasonable rate of return on all capital invested by the Members.

"Securities Act" means the Security Act of 1933, as amended, and any successor statute thereto.

"Taxable Income" or "Taxable Loss" for a particular Fiscal Year means an amount equal to the Company's taxable income or taxable loss for such Fiscal Year determined in Accordance with Code Section 703(a).

"Tax Distribution Amount" means, with respect to a Member for any calendar quarter, the combined amount computed pursuant to Sections 6.7(a)(i) and 6.7(a)(ii) in reference to such calendar quarter.

"Transfer" means (a) as a noun, any voluntary or involuntary transfer, sale, assignment, alienation, gift, donation, grant, conveyance, lease, exchange, mortgage, pledge, encumbrance, hypothecation or other disposition of any kind, including dispositions by operation of law or legal process or any transactions or series of transactions that result in a Change of Control and (b) as a verb, the act of making any of the foregoing.

"Treasury Regulations" means the final and temporary regulations of the U.S. Department of the Treasury promulgated under the Code.

ARTICLE II
MEMBERS

2.1 Members. KLT and Bandera shall be the only initial Members of the Company. A Person may become a Member (a) in the case of a Person acquiring a membership interest directly from this Company, only by the written agreement of all the Members; and (b) in the case of a Transfer of a Member's Interest, only if such Transfer is made in accordance with Article IX of this Agreement.

2.2 Authority of Members. No individual Member may bind the Company except to the extent expressly provided in this Agreement, or by the vote of Members holding more than ninety percent (90%) of the total Interest in the Company.

2.3 Classes of Members. The Company shall have only one class of Members.

2.4 Place and Manner of Meeting. All meetings of the Members shall be held at such time and place as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Members may participate in such meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by a Member shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.5 Meetings. An annual meeting of the Members shall be held on such day and at such time during the period within six months after the close of each Fiscal Year of the Company as may be specified by the Manager in the notice of the meeting. If the annual meeting of Members is not held within the period above specified, any Member may cause a special meeting of the Members in lieu thereof to be held as soon thereafter as convenient, and any business transacted or election held at such meeting shall be as valid as if held at the annual meeting. Failure to hold the annual meeting within the designated time shall not cause a dissolution of the Company, or constitute an act of Cause. Special meetings of the Members may be called at any time by any Member.

2.6 Notice. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the date of the meeting either personally or by mail, by the Member calling the meeting, to each Member entitled to vote at the meeting, provided that such notice may be waived as provided in this Agreement. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the Member at its address as it appears on the records of the Company, with postage thereon prepaid.

2.7 Quorum of Members. Members holding more than ninety percent (90%) of the total Interest in the Company represented in person or by proxy, shall be required for a quorum at a meeting of Members.

2.8 Percentage of Interest Required; Withdrawal of Quorum. The vote of Members holding more than ninety percent (90%) of the total Interest in the Company at a meeting at which a quorum is present shall be the act of the Members, unless the vote of a greater percentage is required by law, the Certificate of Formation or this Agreement. The Members present at a duly organized meeting may not continue to transact business if, as the result of the withdrawal of one or more Members, a quorum is no longer present.

2.9 Action Without Meeting. Any action required by the Act, as amended, to be taken at any annual or special meeting of the Members, or any action which may be taken at any annual or special meeting of the Members, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall have been signed by each Member.

2.10 Withdrawal, Bankruptcy or Dissolution of a Member. A Member may not voluntarily withdraw during Phase 1 of the term of this Company, without the Consent of all the other Members. Thereafter, a Member may withdraw upon sixty (60) days prior written notice to the Company and to each of the other Members with such withdrawal to take effect at the time specified in such notice, or if no time be specified, then on the sixtieth (60th) day following its receipt by the non-withdrawing Members. The Company shall be dissolved upon the withdrawal, bankruptcy, liquidation or dissolution of a Member, or upon the occurrence of any other event that terminates the continued membership of a Member in this Company under the terms of this Agreement or the Act. For purposes of this Section 2.10, the term "**dissolution**" does not include a merger, spin-off, consolidation, reorganization or recapitalization of a Member. It is the intent of this Agreement that the tax status of this Company be the same as for a partnership, and except as allowed by the Code, and any corresponding rules and regulations, it is intended that this Company shall not have continuity of life and shall be read and interpreted so as to prohibit continuity of life.

ARTICLE III
ORGANIZATION AND TERM

3.1 Filings and Fees. The Manager shall execute and file, or cause to be executed and filed, for recordation in the office of the appropriate authorities such reports, disclosures, certificates and other forms, schedules, instruments or documents as are required by applicable law or regulation or which the Manager otherwise determines may be necessary or appropriate with respect to the formation of, and conduct of business by, the Company. The Manager also shall cause the Company to pay all fees, taxes and other charges, including professional fees, incurred in connection with the preparation and filing of such reports, certificates, disclosures, forms, schedules, instruments or other documents.

3.2 Title to Property. The Property shall be owned by the Company as an entity and no Member shall have any ownership interest in the Property in that Member's individual name or right, and each Member's Interest shall be personal property for all purposes. The Company shall hold the Property in the name of the Company and not in the name of any Member.

3.3 Noncompetition; Conflicts of Interest. Subject to the express provisions of this Agreement, each Member and its Affiliates shall be free to engage in the same or similar business as the Company's Business outside the AMI. No Member or Affiliate of a Member shall engage in the Company's Business within the AMI without the express written consent of all Members which may be granted or denied at the sole discretion of each Member. In the interest of clarity, the Members recognize that this Section 3.3 shall not prohibit a Member or its Affiliates from owning or operating oil and gas properties within the AMI. The prohibitions of this Section 3.3 shall be binding upon any Member who withdraws as a Member or whose Interest is purchased pursuant to Section 6.2(c) for the remainder of the term of the Company, notwithstanding that such Person shall no longer be a Member.

3.4 Limitation of Liability. Except as otherwise expressly provided herein or required by applicable law, no Member, as such, shall be bound by, or be personally liable for, the liabilities or obligations of the Company or the other Members, or be required to lend any funds to (or provide any guarantees on behalf of) the Company, without the prior written consent of such Member. No Member shall have any obligation to make Capital Contributions to the capital of the Company except those Capital Contributions agreed upon by the Member or that may be required (a) to return the amount of any Distribution received by such Member in violation of, and to the extent required by the Act; (b) under Section 6.1 or (c) under Section 6.5 with respect to the withholding by the Company of income taxes.

3.5 Expenses. The Company shall pay all costs and expenses arising from the organization and operation of the Company. The Company shall reimburse the Members for any reasonable out-of-pocket expenses incurred by them on behalf of the Company in accordance with this Agreement.

3.6 Term of Company. The Company shall be in existence commencing on the Effective Date and continue in existence for the lesser of thirty (30) years or such earlier date as the Company is dissolved pursuant to Section 10.1.

ARTICLE IV
MANAGER

4.1 General Powers of Manager. Except for situations in which the approval of the Members is expressly required by this Agreement or by nonwaivable provisions of applicable law, and subject to the provisions of Section 4.2, (i) the powers of the Company shall be exclusively exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager; and (ii) the Manager may make all decisions and take all actions for the Company not otherwise provided for in this Agreement, including, without limitation, the following:

(a) Acquisition of Property. Acquire by purchase, lease, or otherwise such pipe, easements, compressors, and other real or personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(b) Operation, Maintenance, Improvement and Disposition of Property. Operate, maintain, improve, and construct any real estate and any personal property necessary, convenient, or incidental to the accomplishment of the purposes of the Company, including without limitation, pipelines, compressors and related equipment and facilities;

(c) Contracts and Other Agreements. Execute and deliver, on behalf of the Company, any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management, maintenance, and operation of Company property, or in connection with managing the affairs of the Company; provided that any agreement for gathering and compression services shall be for Reasonable Fees and in such form as may be approved by the Members;

(d) Banking Authority. Open, maintain and close bank accounts and execute and deliver all checks, drafts or other orders for payment of funds belonging to the Company;

(e) Insurance. Procure and maintain in force such insurance as the Manager shall deem prudent to serve as protection against liability for loss and damage which may be occasioned by the activities to be engaged in by the Company;

(f) Hire Employees or Independent Contractors. Contract on behalf of the Company for the employment and services of employees and/or independent contractors and appoint officers and other agents of the Company;

(g) Judicial and Administrative Actions. Institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company or all the Members in their capacity as Members, in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith and to execute powers of attorney, consents, waivers and other documents that may be necessary before any court, administrative board or agency of any governmental authority, affecting the properties owned by the Company; and

(h) In General. Engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to property and Manager liability) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Company, as may be lawful carried on or performed by a limited liability company under the laws of each state in which the Company is then formed or qualified.

4.2 Restrictions on Manager's Powers. Notwithstanding the provisions of Section 4.1, the Manager may not cause the Company to do any of the following without the approval of the Members in accordance with Section 2.8:

(a) Sale, Exchange or Disposition of Company Property. Sell, lease, exchange or otherwise dispose of all or substantially all the Company's property and assets (with or without goodwill);

(b) Mergers. Be a party to a merger, or a share exchange;

(c) Amendment of Certificate. Amend or restate the Certificate of Formation;

(d) Bankruptcy Petition. Cause the Company to file a voluntary petition in bankruptcy or take any other similar action;

(e) Ordinary Course of Business. Authorize any act that would make it impossible to carry on the ordinary business of the Company;

(f) Amendment of Agreement. Amend or modify this Agreement;

(g) Membership Interest. Issue any additional Interest in the Company or, admit any Person as a Member of the Company (other than as expressly provided in Section 9.1);

(h) Financial Transactions. Borrow money and issue evidences of indebtedness of the Company; or

(i) Deeds, Mortgages, Deeds of Trust and Other Instruments. Execute any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract, or other instrument purporting to encumber any or all of the Company property (other than Operator's liens that may arise as a matter of law).

4.3 Duties of the Manager.

(a) Management Duties. The Manager will: (i) manage the business of the Company in a manner that, in the reasonable judgment of the Manager, will achieve the purposes of the Company's Business; (ii) use reasonable efforts to cause the Company to perform its obligations under all contracts, agreements, instruments, and other documents to which the Company is at any time a party or by which the Company is at any time bound; (iii) use reasonable efforts to cause the Company to obtain and maintain such insurance as is consistent with sound business practice; and (iv) use reasonable efforts to cause the Business of the Company to be conducted in compliance with all applicable laws.

(b) Level of Duty. The Manager will conduct, manage and control the Company and its affairs with the degree of reasonable care that a prudent business person would use under similar circumstances.

(c) Time and Attention to Duties. The Manager will devote such time and attention to the performance of duties under this Agreement as is reasonably necessary for the operation of the Business, provided that it is expressly understood that the Manager will not devote its full time to its duties hereunder, and provided further that the Manager may engage in or possess an interest in other independent business ventures of any nature or description, including business ventures similar to the Company, and neither the Company nor any other Member, as such, shall have any rights by virtue of this Agreement in or to such independent ventures or the income or profits therefrom.

(d) Limitation of Duties. The Manager will be obligated to perform the duties, responsibilities and obligations of the Manager under this Agreement only to the extent that funds of the Company are available for such performance. Notwithstanding any other provision of this Agreement, the Manager will be liable only to the Company and the other Members for Cause.

4.4 Election; Term. The Manager shall initially be KLT. KLT shall remain as Manager and shall not be subject to removal as Manager unless and until (a) there is a Change of Control, and (b) the other party or parties to this Agreement show Cause. If the Manager sells all of its Interest in the Company to a third party, the third party shall automatically become the Manager, but from and after the date of such sale, the Manager is subject to removal as Manager for Cause. For purposes of this Section, the term "sale" shall mean a voluntary, arm's length transfer for money, but shall not include sales to Affiliates. The term "sale" shall be strictly construed and shall not apply to certain transfers that might be considered sales in the broadest sense including, without limitation, mortgages, mergers, reorganizations and consolidations.

The Manager may be removed for Cause by an affirmative vote of the Non-Manager Member owning a majority interest in the Company after excluding the Interest of the Manager Member. Such vote shall not be deemed effective until a written notice has been delivered to the Manager by the Non-Manager Member detailing the alleged default and the Manager has failed to cure the default within 30 days from its receipt of the notice. Such removal shall be effective immediately upon the failure to cure such default within the applicable notice period.

4.5 Annual Reports. Within ninety (90) days after the end of each Fiscal Year, the Manager shall cause to be prepared (and furnished to each Member) financial statements, which shall be prepared in accordance with GAAP, and which shall include the following:

(a) A copy of the balance sheet of the Company as of the last day of such Fiscal Year;

(b) A statement of income or loss for the Company for such Fiscal Year;

(c) A statement of each Member's Capital Account; and

(d) A statement of cash flow of the Company for such Fiscal Year.

4.6 Quarterly Reports. Within forty-five (45) days after the end of each quarter, the Manager shall cause each Member to be furnished with financial statements prepared in accordance with the Company's methods of accounting, of the type described in the preceding Section 4.5, as of the last day of such quarter, provided that such quarterly reports need not include such footnotes as may be required by GAAP.

4.7 Annual Estimate of Operating Costs. The Manager shall cause to be prepared and delivered to each Member no later than January 15th of each year a proposed estimate of operating costs for the Company for such Fiscal Year. This estimate shall be given for information purposes only and shall not act as a limitation, in any way, upon the funds that Manager is authorized to expend on behalf of the Company.

4.8 Tax Returns and Information. The Manager shall cause all tax returns that the Company is required to file to be prepared and timely filed (including extensions) with the appropriate authorities of each Fiscal Year. On or before June 15th (commencing in 2002) the Manager shall also cause to be delivered to each Member information pertaining to the Company and its operations for the previous Fiscal Year that is necessary for the Members to accurately prepare their respective federal and state income tax returns for said Fiscal Year.

4.9 Labor Costs. To the extent that the Manager uses its employees to conduct the Company's Business and except as otherwise set forth in an applicable operating agreement (it being recognized that the Manager or its Affiliate may receive an overhead charge of $200 per well per month in any such operating agreement), the Manager shall not be reimbursed by the Company for the following:

(a) Salaries and wages of Manager's employees directly engaged in connection with the conduct of Company's Business, supported by hourly time cards or other documentation, and, in addition, amounts paid as salaries and wages of others temporarily employed in connection therewith.

(b) Manager's cost of holiday, vacation, sickness, jury service and other fringe benefits and customary allowances paid to persons whose salaries and wages are chargeable under subsection (a) above.

(c) Expenditures or contributions made pursuant to assessments imposed by governmental authority which are applicable to salaries, wages and costs chargeable under subsection (a) above.

(d) Manager's current cost of plans for employees group life insurance, hospitalization disability, pension, retirement, savings and other benefit plans, applicable to labor costs chargeable under subsection (a) above.

(e) Reasonable and necessary expenses of employees whose salaries and wages are chargeable under subsection (a) above. As used herein the term "expenses" shall mean travel, hotel, transportation, meal and other usual out-of-pocket expenditures incurred by employees in the performance of their duties and for which such employees are reimbursed.

4.10 Material, Equipment and Supplies. The Manager may use materials, equipment and supplies held in its inventory for its own business purposes for the Company's Business and any such materials, supplies, and equipment so used shall be priced at cost to Company, plus carrying costs and storage and loading costs to be established by Manager based on actual experience, but not to exceed replacement cost at the time of issuance.

4.11 Administrative and General Expense. The Manager shall not be reimbursed for administrative costs and expenses of Manager's offices and salaries or wages or applicable burdens and expenses of its personnel.

ARTICLE V
OWNERSHIP INTEREST

5.1 The Members shall initially have the Interest shown below:

(a) Bandera shall have a twelve and one-half percent (12.5%) Interest in the Company; and

(b) KLT shall have an eighty-seven and one-half percent (87.5%) Interest in the Company.

ARTICLE VI
CAPITALIZATION

6.1 Capital Contributions.

(a) Initial Capital Contributions. Each Member shall contribute the cash indicated on Exhibit "C" (total $40,000, KLT $35,000 and Bandera $5,000) attached hereto and made a part hereof within thirty (30) days from the Effective Date. No Member shall be obligated to transfer to the Company any ownership, or title to its assets and properties. The Members agree that the value of the Capital Contributions to be made initially by each Member as shown on Exhibit C, equals the product of the Interest shown in Article V for that Member multiplied by the aggregate value of the Capital Contributions initially made by all Members as shown on Exhibit C.

(b) Subsequent Capital Contributions. In addition, each Member shall contribute in cash to the Company such Capital Contributions in proportion to such Members' Interests as are deemed necessary and appropriate by the Manager from time to time for the conduct of the Business of Company. The Manager shall give each Member written notice of any such Capital Contributions and shall provide in such notice a time period (not to be less than ten (10) business days) in which the Members must make their respective Capital Contributions. Such Capital Contributions shall be used by the Company for the conduct of the Company's Business.

(c) Payment of Capital Contribution. On each occasion on which the Members are required to make Capital Contributions to the Company, each Member shall deposit its required Capital Contribution, by wire transfer of immediately available funds, in the depositary institution and account designated by the Manager.

(d) Duty to Make Capital Contribution. The Capital Contribution commitments of the Members under this Agreement are solely for the benefit of the Members, as among themselves, and may not be enforced by or for the benefit of any other person (including any creditor, receiver, or trustee of, or for the benefit of any one or more creditors of, the Company).

6.2 Failure to Make Certain Capital Contributions. Unless otherwise expressly provide by this Agreement, the obligation of a Member to make a contribution or otherwise pay cash to the Company may not be compromised or released without the express written consent of all Members. In the event that (1) any Member fails to pay when due the full amount of a Capital Contribution called for under Section 6.1(a) (Initial Contributions) or Section 6.1(b) (Subsequent Capital Contributions) for the conduct of the Company's Business during Phase 1, (2) the total amount of Capital Contributions that have been made by such Member does not equal or exceed its share of the Gathering Cap, and (3) such default is not cured within ten days after written and telephonic notice thereof has been given by the Manager to such Member (in this Section 6.2, a "**Phase 1 Defaulting Member**"), the following provisions shall apply:

(a) Loss of Vote. Whenever the vote or consent of the Phase 1 Defaulting Member would otherwise be required or permitted under this Agreement, the Phase 1 Defaulting Member shall not be entitled to participate in such vote or consent, and such vote or consent shall be calculated as if such Phase 1 Defaulting Member were not a Member.

(b) Application of Distributions to Phase 1 Defaulting Member. The Manager may cause the Company to withhold all Distributions otherwise distributable to such Phase 1 Defaulting Member under this Agreement, and pay such Distributions to the non-Defaulting Member in the event that the non-Defaulting Member made any Capital Contribution or paid any other amount on account of the Phase 1 Defaulting Member's failure to make the Unfunded Phase 1 Contributions when due, until Distributions in an aggregate amount equal to 200% of the amount of the Unfunded Phase 1 Contributions have been so withheld and paid in accordance with this clause (b). Any such Distributions withheld in accordance with this clause (b) shall be deemed to have been distributed to the Phase 1 Defaulting Member and then paid to the non-Defaulting Member.

(c) Loan or Contribution By Non-Defaulting Members. The non-Defaulting Member shall have the right to contribute or loan the amount of the Unfunded Phase 1 Contributions to the Company. The non-Defaulting Member shall have the right in its sole discretion to treat all or any portion of the Unfunded Phase 1 Contributions that it shall fund as follows:

(1) As debt of the Company to such non-Defaulting Member, in which case the Company shall pay interest to such non-Defaulting Members on the amount loaned to the Company by such non-Defaulting Members at the Prime Plus Rate; and/or

(2) As additional Capital Contributions, in which case the Interests of the Members shall be redetermined, and each such Member's Interest shall thereafter be equal to a fraction, the numerator of which shall equal the aggregate Capital Contributions made by such Member to the Company (including the amount of any Unfunded Phase 1 contributions funded by such Member pursuant to this Section) and the denominator of which shall equal the aggregate Capital Contributions made by the Members (including the amount of the Unfunded Phase 1 Contributions funded by the Members pursuant to this Section).

(d) Purchase of Membership Interest. Any non-Defaulting Member may, in its sole and absolute discretion, purchase the Interest of Defaulting Member for a total price equal to fifty percent (50%) of the balance of such Defaulting Member's Capital Account at such time, instead of pursuing any of the remedies set forth in Section 6.2(b) or (c).

6.3 Failure to Make Phase 2 or Excess Gathering Cap Contribution. In the event that any Member fails to pay when due the full amount of any Capital Contribution for the conduct of the Business of the Company after the total Capital Contributions that have been made equals or exceeds such Member's share of the Gathering Cap or for the conduct of the Company's Business during Phase 2, and such default is not cured within ten days after written and telephonic notice has been given by the Manager to such Member (a "**Phase 2 or Cap Defaulting Member**"), the non-Defaulting Member shall have the right, as its sole and exclusive remedy, to contribute the amount of such unfunded Capital Contributions as additional Capital Contributions in which case the Interest of the Members shall be redetermined, and each such Member's Interest shall thereafter be equal to a fraction the numerator of which shall equal the aggregate Capital Contribution made by such Member (including an amount equal to any unfunded Capital Contribution funded by such Member pursuant to Section 6.2(d)(2) or this Section 6.3) and the denominator of which shall equal the aggregate Capital Contribution made by all the Members pursuant to Section 6.1, Section 6.2(d)(2) or this Section 6.3.

6.4 No Interest; Return of Contributions. No interest shall accrue on any contributions to the capital of the Company. No Member shall be entitled to the return of its Capital Contributions except (a) to the extent, if any, that Distributions made pursuant to the express terms of this Agreement may be considered as such by law or by agreement of all of the Members of the Company, (b) upon dissolution and liquidation of the Company, and then only to the extent expressly provided for in this Agreement and as permitted by law, or (c) to the extent that any amounts paid by the Company to a Member upon the Company's acquisition of any Interest may be considered as such by law.

6.5 Capital Accounts. A Capital Account shall be established and maintained for each Member. Each Member's Capital Account shall be increased by:

(a) the amount of money contributed by that Member to the Company, and

(b) allocations to that Member of Net Income, including income and gain exempt from tax and income and gain described in Treasury Regulation Section 1.704-1(b)(2)(iv)(g), but excluding income and gain descried in Treasury 1.704-1(b)(4)(i), and shall be decreased by:

(c) allocation to that Member of Net Loss,

(d) the amount of money Distributed to that Member by the Company,

(e) the fair market value of distributed property that such Member is considered to assume or take under Section 752 of the Code), and

(f) allocations to that Member of expenditures of the Company described in Section 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Treasury Regulation Section 1.704-1(b)(2)(iv) and 1.704-1(b)(4), including adjustments to reflect the allocations to the Members of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Treasury Regulation Section 1.704-1(b)(2)(iv)(g). Upon the transfer of all or part of an Interest in the Company, the Capital Account of the transferor that is attributable to the transferred interest in the Company shall carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(1).

6.6 <u>Allocations of Net Income or Net Loss</u>.

(a) For purposes of maintaining the Members' Capital Accounts, the Net Income or Net Loss of the Company for each year shall be allocated among the Members in accordance with their Interests.

(b) Except as otherwise provided in Section 6.6(c): for federal and state tax purposes each item of income, gain, loss, deduction and credit shall be allocated among the Members in the same manner as each correlative item of Net Income or Net Loss is allocated to the Members for purposes of maintaining their respective Capital Accounts.

(c) Income, gain, loss and deduction with respect to property contributed to the Company by a member or revalued pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) shall be allocated among the Members in a manner that takes into account the variation between the adjusted tax basis of such property and its book value, as required by Section 704(c) of the Code and Treasury Regulation Section 1.704-1(b)(4)(i), using the remedial allocation method permitted by Treasury Regulation Section 1.704-3(d).

(d) All Net Income and Net Loss (and any item of income, gain, loss, deduction or credit) shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last day of the period for which the allocation or distribution is to be made. Notwithstanding the foregoing, if an Interest is transferred during a taxable year, Net Income and Net Loss (and any item of income, gain, loss, deduction or credit) for such taxable year allocable to the transferred Interest shall be prorated between the transferor and the transferee based upon that portion of such taxable year during which each was recognized as owning such Interest, without regard to the results of Company operations during particular portions of such taxable year and without regard to distributions made to the transferor and the transferee during such taxable year; provided, that such allocation must be in accordance with a method permissible under Section 706 of the Code and the Treasury Regulations thereunder.

6.7 Available Cash. Available Cash shall be Distributed in the following order and priority:

(a) Tax Distributions. If at the end of a calendar quarter of a Fiscal Year, the Company estimates that it will allocate, to one or more Members with respect to such Fiscal Year, (i) Taxable Income (or items thereof) excluding items allocated pursuant to Section 6.5(c) and (ii) items of income, gain, loss and deduction required to be separately stated and computed by the Members pursuant to section 613A(c)(7)(D) of the Code (the amounts described in clauses (i) and (ii) shall be referred to in this Section 6.7(a) as "**Net Taxable Income**"), then not later than the twentieth (20th) day prior to the date upon which estimated federal income tax payments are required to be made by corporations for such calendar quarter, the Company shall make a Distribution of Available Cash to each Member in an amount equal to the following:

(1) Prior Income. First, that portion of any Tax Distribution Amount for the calendar quarter immediately preceding the calendar quarter to which Section 6.7(a)(2) refers for which a Distribution to such Member pursuant to this Section 6.7(a) had not been made. The amount to be Distributed pursuant to this Section 6.7(a)(1) shall be determined by subtracting (A) the aggregate Distributions of Available Cash made to such Member pursuant to this Section 6.6(a) as of the calendar quarter to which Section 6.7(a)(2) refers from (B) the aggregate of the amounts calculated pursuant to Section 6.7(a)(2), as adjusted, to be Distributed to such Member for all such calendar quarters;

(2) Current Income Tax Distribution. Second, the product of (A) (i) such Member's distributive share of the Company's estimated Net Taxable Income for such calendar quarter, determined in accordance with the allocation provisions of Section 6.6, (ii) plus or minus, as the case may be, any increase or reduction in the estimates of Net Taxable Income with respect to prior calendar quarters of such Fiscal Year and (B) *38.25%*; and

(b) Remainder. The Company, with the Consent of the Members, may, thereafter, make Distributions of Available Cash to the Members in accordance with their Interests.

6.8 Non-Cash Distributions. Except as otherwise provided in this Agreement, each Member must look solely to the Property of the Company for the return of such Member's Capital Contribution and shall have no right or power to demand or receive Property other than cash.

ARTICLE VII
LIABILITY

The Company has been formed as a limited liability company, which shall assume the obligation for all services to be performed pursuant to this Agreement.

ARTICLE VIII
INDEMNIFICATION

8.1 Indemnification. In addition to the indemnification of Manager provided in Article XI, the Members may adopt such provisions pertaining to indemnification of Members, Manager, and others as may be permitted under the Act, provided, however, no Person may be indemnified under this Section of this Article VIII in respect of a proceeding,

(a) in which the Person is found liable on the basis that personal benefit was improperly received by or it, whether or not the benefit resulted from an action taken in the Person's official capacity; or

(b) in which the Person is found liable to the Company.

8.2 Liability Insurance. The Company may purchase and maintain insurance or another arrangement on behalf of any Person who is or was a Manager, officer, employee, or agent of the Company or who is or was serving at the request of the Company as a Manager, director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, against any liability asserted against him or it and incurred by him or it in such a capacity or arising out of his or its status as such a person, whether or not the Company would have the power to indemnify him against that liability under this Article.

ARTICLE IX
RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTERESTS

9.1 Restrictions on Transfer.

(a) No Transfer Except as Herein Provided. No Member shall directly or indirectly Transfer any Interest in the Company, or any right or interest therein without the express written consent of all Members (which consent may be withheld by each Member in its sole and absolute discretion), provided that (i) any Member may transfer all or substantially all of its Interest in the Company to any Affiliate of such Member or (ii) after the end of Phase I, any Member may Transfer all or substantially all of its Interest in the Company, as part of the sale of all or substantially all of its interest in all leases, options and farm-ins within the AMI, (iii) any Member may mortgage, pledge, or grant a lien or security interest in all of its Interest in the Company as collateral for a loan, provided that the interest of any such mortgagee, pledgee or secured party shall be subject to all the terms of this Agreement, and (iv) any mortgagee, pledgee or secured party that forecloses its lien and/or security interest may sell all the Interest of the Member subject to such lien and security interest, provided that any Person to whom such Interest is sold shall take such Interest subject to all the terms of this Agreement.

(b) Securities Act Compliance. Anything in this Agreement to the contrary notwithstanding, no Transfer of Interests in the Company otherwise permitted or required by this Agreement shall be made unless such Transfer is in compliance with federal and state securities laws, including without limitation the Securities Act. In connection with any Transfer or proposed Transfer of Interest in the Company, if requested by the Company, before such Transfer the holder of such Interests proposing to effect such Transfer shall provide the Company either (i) a written opinion of legal counsel who shall be reasonably satisfactory to the Company, addressed to the Company and satisfactory in form and substance to the Company, to effect that the proposed Transfer of Interests in the Company may be effected without registration under the Securities Act and applicable state securities laws, or (ii) a 'no-action' letter from the staff of the Securities and Exchange Commission (the "**SEC**") to the effect that the distribution of such securities without registration under the Securities Act will not result in a recommendation by the staff of the SEC that action be taken in respect thereof, or a combination of (i) and (ii) hereof.

(c) Agreement to be Bound. Anything in this Agreement to the contrary notwithstanding, unless otherwise agreed to in writing by each of the Members, no Transfer of Interests in the Company otherwise permitted or required by this Agreement shall be effective unless and until the transferee shall execute and deliver to the Company an agreement in which such transferee agrees to be bound by this Agreement and to observe and comply with this Agreement and with all obligations and restrictions imposed on Members hereby in such form as is acceptable to the Manager, provided that any Person that is only granted a lien or security interest in a Member's Interest in the Company pursuant to Section 9.1(a)(iii) shall not be required to execute such an agreement as a condition to the grant of such lien or security interest. Each Person to whom a Transfer of Interests in the Company is permitted by this Agreement, who receives a Transfer of Interests in the Company during the term of the Company, and who is required to agree in writing to be bound by the provisions hereof, shall become a "Member" for all purposes of this Agreement after such Person has agreed to be so bound.

(d) Transfers in Violation of this Agreement. Transfers of Interests in the Company may only be made in strict compliance with all applicable terms of this Agreement, and any purported Transfer of Interests in the Company that does not so comply with all applicable provisions of this Agreement shall be null and void and of no force or effect, and the Company shall not recognize nor be bound by any such purported Transfer and shall not effect any such purported Transfer and shall not effect any such purported Transfer on the transfer books of the Company.

9.2 Specific Performance. Each of the parties to this Agreement acknowledges that it shall be impossible to measure in money the damages to the Company or the Member(s), if any of them or any transferee or any legal representative of any party hereto fails to comply with an of the restrictions or obligations imposed by this Article, that every such restriction and obligation is material, and that in the event of any such failure, the Company or the Member(s) shall not have an adequate remedy at law or in damages. Therefore, each party hereto consents to the issuance of an injunction or the enforcement of other equitable remedies against him at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this Article and to prevent any disposition of Interests in the Company in contravention of any terms of this Article and waives any defenses thereto, including, without limitation, the defenses of: (i) failure of consideration; (ii) breach of any other provision of this Agreement; and (iii) availability of relief in damages.

9.3 Members of Record; Related Matters. The Company and its Manager will be entitled to consider the owner of any Interest in the Company as set forth in the records of the Company as the absolute owner thereof for all purposes. The Company and its Manager will not incur any liability for Distribution of cash or other property made in good faith to the owner of a Interest in the Company until such time as a written assignment of such Interest and an agreement to be bound by this Agreement has been received and accepted by the Company and such assignment has been recorded on the books of the Company. The Company and its Manager may refuse to accept a purported assignment of Interests in the Company until the end of the next succeeding quarterly or annual accounting period. No Member shall under any circumstances Transfer any of its Interests in the Company to a minor or incompetent or any other person not qualified to become a Member pursuant to this Agreement and, in the event any such Transfer should be attempted, such will be null, void and ineffectual and will not bind the Company or its Members, or Manger. In no event will any purported Transfer of any Interest in the Company, by operation of law or otherwise, require the Company or its Manager to account to more than one person with respect to such transferred Interests.

9.4 Termination of Rights and Obligations. As of the effective date of any Transfer permitted under this Article by a Member of its entire Interest in the Company, such Member's rights and obligations hereunder shall terminate except for any Transfer that is permitted under Section 9.1(a)(iii), in which case such Member's rights and obligations shall continue unless and until the person to whom such Transfer is made agrees in writing to assume all the obligations and duties of such Member under this Agreement.

ARTICLE X
DISSOLUTION

10.1 Dissolution. This Company shall be dissolved on the first of the following to occur:

(a) when the period fixed for the duration of this Company expires;

(b) upon the occurrence of events specified in the Certificate of Formation or this Agreement to cause dissolution;

(c) the written Consent of all Members;

(d) except as otherwise provided in this Agreement, upon the withdrawal, bankruptcy, liquidation, or dissolution of a Member or the occurrence of any other event which terminates the continued membership of a Member in this Company;

(e) entry of a decree of judicial dissolution under the Act; or

(f) upon sixty (60) days written notice by one Member to each of the other Members at any time after Phase 1.

For purposes of this Section, the term "**dissolution**" does not include a merger, spin-off, consolidation, reorganization or recapitalization of a Member.

10.2 Judicial Dissolution. On application by or for a Member, a court of competent jurisdiction may decree dissolution of this Company if it is not reasonably practicable to carry on the business of this Company in conformity with its Certificate of Formation and this Agreement.

10.3 Winding Up. On the dissolution of this Company, its affairs shall be wound up as soon as reasonably practicable. The winding up shall be accomplished by the Manager. In addition, a court of competent jurisdiction, on cause shown, may wind up the Company's affairs on application of any Member or the Member's legal representative or assignee and, in connection with the winding up, may appoint a Person to carry out the liquidation and may make all other orders, directions, and inquiries that the circumstances require.

10.4 Distributions Upon Termination and Dissolution of this Company. Upon the winding up of the Company, the Manager or other Person designated in accordance with Section 10.3 will proceed to wind up the affairs of the Company. The liabilities and obligations to creditors and all expenses incurred in its liquidation and dissolution will be paid and will have first priority in winding up as otherwise provided in this Agreement. The Manager may retain from available cash and other assets of the Company sufficient reserves for anticipated and contingent liabilities. Undistributed cash, and other property valued at its fair market value on the date of Distribution, will be Distributed to the Members in the following order:

(a) Distributions will first be made to repay any loans to the Company by a Member, including the amount of any deferred payment obligation to a Member or a Member's personal representative.

(b) Distributions will then be made to the Members in an amount equal to the credit balances in their capital accounts so that the capital account of each Member shall be reduced to zero.

(c) The balance, if any, will be made to the Members in an amount equal to each Member's percentage interest in the Company as determined immediately prior to the Distribution of the credit balances of the Member's capital accounts. The Manager, in making or preparing to make a partial or final distribution may deliver undivided interests in an asset or class of assets to the Members subject to any indebtedness which may be secured by the property.

If sufficient cash or other assets are available and a Distribution is made to the Members of undivided interests in the pipelines, plants or other physical assets, then after said Distribution the members shall negotiate in good faith in an attempt to enter into an operating agreement that will provide for the continued operation of the distributed assets by the former Members as tenants in common.

The Company may continued beyond its scheduled termination date for a time reasonably necessary to conclude the administration of the Company, pay expenses of termination and distribute all of the Property to those entitled thereto.

ARTICLE XI
EXCULPATION AND INDEMNIFICATION

11.1 Exculpation. Neither the Manager, nor any Affiliate of the Manager, shall be liable, responsible, or accountable in damages or otherwise to the Company or any Member by reason of, or arising from, the operations, business, or affairs of, or any action taken or failure to act on behalf of, the Company, except to the extent caused by any Cause of such Person. **THE MEMBERS RECOGNIZE THAT THIS PROVISION SHALL RELIEVE ANY SUCH PERSON FROM ANY AND ALL LIABILITIES, OBLIGATIONS, DUTIES, CLAIMS, ACCOUNTS AND CAUSES OF ACTION WHATSOEVER ARISING OR TO ARISE OUT OF ANY NEGLIGENCE BY ANY SUCH PERSON OR ANY THEORY BASED UPON OR SIMILAR TO STRICT LIABILITY.**

11.2 Indemnification.

Indemnitees and Indemnifiable Claims. The Company shall indemnify and hold harmless (i) the Manager, (ii) any Affiliate of the Manager, and (iii) any officer, director, employee, agent, stockholder, member or partner of the Manager or any of its Affiliates (each, an "**Indemnitee**"), from and against any claim, loss, damage, liability, or reasonable expense (including reasonable attorney's fees, court costs, and costs of investigation and appeal) suffered or incurred by any such Indemnitee by reason of, or arising from the operations, business, or affairs of, or any action taken or failure to act on behalf of, the Company, except to the extent any of the foregoing was caused by any Cause of such person. **THE MEMBERS RECOGNIZE THAT SUCH INDEMNITEE SHALL BE ENTITLED TO INDEMNIFICATION FROM THE NEGLIGENCE OF INDEMNITEE OR LIABILITY BASED UPON STRICT LIABILITY OR ANY SIMILAR DOCTRINE.**

ARTICLE XII
MISCELLANEOUS

12.1 Books and Records.

(a) The Company shall maintain such books and records of the Company shall be open to inspection and copying by the Members from time to time. The Company shall keep and maintain the following records in its principal office and make them available in such office within five days after the date of receipt of a written request:

(1) a current record that includes

(i) the name and mailing address of each Member;

(ii) the percentage interest in the Company owned by each Member;

(2) copies of the federal, state, and local information or income tax returns for the Company's seven most recent tax years.

(3) a copy of the Certificate of Formation and this Agreement, all amendments or restatements thereof, executed copies of any powers of attorney, and copies of any document that creates, in the manner provided by the Certificate of Formation or this Agreement, classes of members;

(4) The records of the Company or this Agreement shall set forth:

(i) the amount of the cash contribution and a description and statement of the Agreed Value of any other contribution made by each Member, and the amount of the cash contribution and a description and statement of the Agreed Value of any other contribution that the Member has agreed to make in the future as an additional contribution;

(ii) the times at which additional contributions are to be made or events requiring additional contributions to be made;

(iii) events requiring the Company to be dissolved and its affairs wound up;

(iv) the date on which each Member in the Company became a Member;

(5) correct and complete books and records of account of the Company.

(b) The Company shall maintain its records in written form or in another form capable of conversion into written form within a reasonable time.

(c) A Member, on written request stating the purpose, may examine and copy, in person or by the Member's authorized representative, at any reasonable time, for any proper purpose, and at the Member's expense, records required to be kept under this Section 12.1 and other information regarding the business, affairs, and financial condition of the Company as is just and reasonable for the person to examine and copy.

(d) A Member, upon prior written notice to the Company, shall have the right to audit the books and records of the Company during regular business hours for any period, at the cost of the Member conducting such audit unless otherwise agreed by the Members.

(e) On the written request by any Member, the Company shall provide to the requesting Member without charge true copies of:

(1) the Certificate of Formation and this Agreement and all amendments or restatements; and

(2) any tax returns of the Company.

12.2 Method. Whenever by statute or the Certificate of Formation or this Agreement, notice is required to be given to any Member of the Company, and no provision is made as to how the notice shall be given, it shall not be construed to mean personal notice, but any such notice may be given in writing postage prepaid, addressed to the Company, or Member at the address appearing on the books of the Company, or by any other method permitted by law. Any notice required or permitted to be given by mail shall be deemed given at the time when the same is deposited in the United States mails.

12.3 Tax Matters.

(a) Tax Matters Member. KLT is hereby designated as the "**Tax Matters Member**" of the Company in accordance with Section 6231(a)(7) of the Code and shall serve in such capacity until the Members determine otherwise. Should the unified audit rules of subchapter C of Chapter 63 of Subtitle F of the Code be applicable, the Tax Matters Member shall: (i) take such action as may be necessary to cause each of the other Members to become a notice partner within the meaning of Section 6223 of the Code, (ii) keep each of the other Members fully advised of the progress of any audit, (iii) promptly notify each of the other Members of any audit adjustments proposed by the Internal Revenue Service, or other taxing authority, provide a copy of such materials to each of the other Members, and (v) not enter into a settlement agreement pursuant to Section 6224 of the Code without obtaining the prior Consent of all Members. The Tax Matters Member shall be reimbursed by the Company for any reasonable expenses incurred by the Tax Matters Member, or on that Member's behalf, in such Member's capacity as the Tax Matters Member.

(b) Elections. The Tax Matters Member shall make all elections and other determinations for federal, state, local and foreign tax purposes, on behalf of the Company.

12.4 Seal. The Company shall have no seal.

12.5 Amendments. This Agreement may be altered or repealed only by unanimous Consent of all the Members.

12.6 Headings. The headings used in this Agreement have been inserted for convenience only and do not constitute matter to be construed in interpretation.

12.7 Construction. Whenever the context so requires, the masculine shall include the feminine and neuter, and the singular shall include the plural, and conversely. If any portion of this Agreement shall be invalid or inoperative, then, so far as is reasonable and possible:

(a) the remainder of this Agreement shall be considered valid and operative; and

(b) effect shall be given to the intent manifested by the portion held invalid or inoperative.

12.8 Disclaimer of Punitive Damages. No Member shall be entitled to recover punitive or exemplary damages from any other Member, whether acting in its capacity as Manager or otherwise in connection with this Agreement.

12.9 Taxable as a Partnership. The Company will constitute a partnership for federal income tax purposes. The Company shall prepare or cause to be prepared all necessary tax reports and other information required by the Internal Revenue Service and a report for income tax purposes to each Member of its distributive share of items of income, gain, Loss, deduction and credit.

12.10 Charges for Services to Members Following a Change of Control. Unless otherwise agreed in writing by all Members, in the event there is a Change of Control with respect to the Manager, from that point forward the Company may not charge an amount in excess of $0.30 per Mcf to a Member or its Affiliate, for gathering and other related services contemplated hereunder in connection with the gathering, compressing, processing and treating of the Member or Affiliate's share of any gas produced from a well or wells in which such Member or its Affiliate owns an interest and which are subject to the Participation Agreement.

IN WITNESS WHEREOF all of the Members of the Company have executed this Agreement as of the Effective Date.

BANDERA PETROLEUM EXPLORATION, L.L.C.

By: [signature]
Name: M. G. Whitmire
Title: Managing Member

KLT GAS, INC.

By: [signature]
Name: Charles W. Dean
Title: Executive Vice President of Operations

STATE OF MISSOURI

SEAL OF THE SECRETARY OF STATE
MISSOURI

Rebecca McDowell Cook
Secretary of State

CORPORATION DIVISION

CERTIFICATE OF INCORPORATION

WHEREAS, DUPLICATE ORIGINALS OF ARTICLES OF INCORPORATION OF

KLT GAS OPERATING COMPANY

HAVE BEEN RECEIVED AND FILED IN THE OFFICE OF THE SECRETARY OF STATE, WHICH ARTICLES, IN ALL RESPECTS, COMPLY WITH THE REQUIREMENTS OF GENERAL AND BUSINESS CORPORATION LAW;

NOW, THEREFORE, I, REBECCA McDOWELL COOK, SECRETARY OF STATE OF THE STATE OF MISSOURI, BY VIRTUE OF THE AUTHORITY VESTED IN ME BY LAW, DO HEREBY CERTIFY AND DECLARE THIS ENTITY A BODY CORPORATE, DULY ORGANIZED THIS DATE AND THAT IT IS ENTITLED TO ALL RIGHTS AND PRIVILEGES GRANTED CORPORATIONS ORGANIZED UNDER THE GENERAL AND BUSINESS CORPORATION LAW.

IN TESTIMONY WHEREOF, I HAVE SET MY HAND AND IMPRINTED THE GREAT SEAL OF THE STATE OF MISSOURI, ON THIS, THE 20TH DAY OF MAY, 1999.

THE GREAT SEAL OF THE STATE OF MISSOURI
UNITED WE STAND DIVIDED WE FALL
SALUS POPULI SUPREMA LEX ESTO
MDCCCXX

Rebecca McDowell Cook

Secretary of State

$58.00

State of Missouri

Rebecca McDowell Cook, Secretary of State
P.O. Box 778, Jefferson City, Mo. 65102
Corporation Division

FILED AND CERTIFICATE OF INCORPORATION ISSUED

MAY 20 1999

Rebecca McDowell Cook
SECRETARY OF STATE

Articles of Incorporation For A Close Corporation

(Submitted in duplicate)

The undersigned natural person(s) of the age of eighteen years or more for the purpose of forming a statutory close corporation under The General and Business Corporation Law of Missouri adopt the following Articles of Incorporation:

Article One

The name of the corporation is KLT Gas Operating Company and it is a statutory close corporation.

Article Two

The name and address of its initial registered agent in this state is:

Corporation Service Company dba CSC-Lawyers Incorporating Service Company, 221 Bolivar Street, Jefferson City, MO 65101

Name | Address | City/State/Zip

Article Three

(A) The aggregate number, class and par value, if any, of shares which the corporation shall have authority to issue are as follows: 1,000 shares of no par common stock

(B) The preferences, qualifications, limitations, restrictions, and the special or relative rights, including convertible rights, if any, in respect to the shares of each class are as follows:

None.

Article Four

(A) The transfer of shares by a living shareholder are as follows:

1. Governed by section 351.770; or
2. Stated as follows (state conditions for transfer):

There are no conditions or restrictions on the transfer of shares by a living shareholder.

(B) The transfer of shares of a deceased shareholder are as follows:

1. Governed by sections 351.780, 785 & 790 and modified as follows (state modifying conditions if any):

or

2. Governed by the following conditions:

There are no conditions or restrictions on the transfer of shares of a deceased shareholder.

Article Five

The name and place of residence of each incorporator is as follows:

Name	Address	City/State/Zip
Mark G. English	8504 Richards Road	Lenexa, KS 66215

Article Six

(Choose one)

☒ The corporation does not have a board of directors; or

☐ The number of directors to constitute the first board of directors is ______ . Thereafter the number of directors shall be fixed by, or the manner provided in the bylaws. Any changes in the number will be reported to the Secretary of State within thirty calendar days of such change; or

☐ The number of directors to constitute the board of directors is ______ . (The number of directors to constitute the board of directors must be stated herein if there are to be less than three directors. The persons to constitute the first board of directors may, but need not, be named.)

Article Seven

The duration of the corporation is: perpetual

Article Eight

The corporation is formed for the following purposes:

To operate, manage and maintain oil and gas interests, leases and other properties, and to do all things related or incident thereto, and for all other purposes as are lawful for a close corporation under Missouri law.

Article Nine

This close corporation shall be dissolved in the following manner (complete both A & B):

(A) The following shareholder or shareholders have authority to dissolve the corporation (indicate all if all have authority and the percentage of votes required to vote on the dissolution, otherwise list names of individual shareholders with authority to dissolve):
KLT Gas Inc.

(B) The above shareholder or shareholders may dissolve the corporation as follows:
1. At will (check here _x_); or
2. Upon the occurrence or the following specified event(s) or contingency(ies):

Article Ten

The following statement shall appear conspicuously on each share certificate:

> The rights of shareholders in a statutory close corporation may differ materially from the rights of shareholders in other corporations. Copies of the articles of incorporation and bylaws, shareholders' agreements, and other documents, any of which may restrict transfers and affect voting and other rights, may be obtained by a shareholder on written request to the corporation. (351.760, RSMo)

Article Eleven

(Any additional optional statements)

The incorporator has the power and authority to accept, on behalf of the corporation, stock subscriptions from the initial shareholders, to cause the corporation to issue shares of stock pursuant to such subscriptions, and to execute on behalf of the corporation the certificates evidencing such shares of stock.

The effective date of this document is the date it is filed by the Secretary of State of Missouri, unless you indicate a future date, as follows: n/a

(Date may not be more than 90 days after the filing date in this office)

In affirmation thereof, the facts stated above are true.

Signature of Incorporators	Printed or Typed Name of Incorporators	Date of Signature
[signature]	MARK G. ENGLISH	10 May 99

FILED AND CERTIFICATE OF INCORPORATION ISSUED

MAY 20 1999

Rebecca McDowell Cook
SECRETARY OF STATE

Corp #41c

Exhibit B-108

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

KLT GAS OPERATING COMPANY

BYLAWS

DATED June 21, 1999

KLT GAS OPERATING COMPANY

BYLAWS

ARTICLE I

Offices

Section 1. The registered office of the Corporation in the State of Missouri shall be at Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company, 221 Bolivar Street Jefferson City MO 65101.

Section 2. The Corporation also may have offices at such other places either within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

Section 1. All meetings of shareholders shall be held at such place within or without the State of Missouri as may be selected by the Board of Directors, but if the Board of Directors shall fail to designate a place for said meeting to be held, then the same shall be held at the registered office of the Corporation.

Section 2. An annual meeting of the shareholders shall be held on the second Tuesday of April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the Corporation and transacting such other business as may properly be brought before the meeting.

Section 3. Special meetings of the shareholders may be called by the President or by the holders of not less than one-fifth of all outstanding shares entitled to vote at such meeting.

Section 4. Written or printed notice of each meeting of the shareholders, annual or special, shall be given in the manner provided in the corporation laws of the State of Missouri. In case of a call for any special meeting, the notice shall state the time, place and purpose of such meeting.

Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at his address as it appears on the records of the Corporation.

Section 5. Meetings of the shareholders may be held without notice at any time and place, either within or without the State of Missouri, if all shareholders entitled to vote at any such meeting shall have waived notice thereof or shall be present in person or represented by proxy, and any action required to be taken by shareholders may be taken at any such meeting.

Section 6. At least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the officer having charge of the transfer book for shares of the Corporation. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Missouri, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any such meeting.

Section 7. Each outstanding share entitled to vote under the provisions of the Certificate of Incorporation of the Corporation shall be entitled to one vote on each matter submitted at a meeting of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 8. At any meeting of shareholders, a majority of the outstanding shares entitled to vote represented in person or by proxy shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the Certificate of Incorporation or by these Bylaws. The holders of a majority of the shares represented in person or by proxy and entitled to vote at any meeting of the shareholders shall have the right successively to adjourn the meeting to the same or a different location and to a specified date not longer than ninety days after any such adjournment, whether or not a quorum be present. The time and place to which any such adjournment is taken shall be publicly announced at the meeting, and no notice need be given of any such adjournment to shareholders not present at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy, as the bylaws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Section 10. The President of the Corporation shall convene all meetings of the shareholders and shall act as chairman thereof. The Shareholders may appoint any other officer

of the Corporation or shareholder to act as chairman of any meeting of the shareholders in the absence of the President.

The Secretary of the Corporation shall act as secretary of all meetings of shareholders. In the absence of the Secretary at any meeting of shareholders, the presiding officer may appoint any person to act as secretary of the meeting.

Section 11. Unless otherwise provided by statute or by the Certificate of Incorporation, any action required to be taken by shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Board of Directors

Section 1. Pursuant to Section 351.805, RSMo, the Articles of Incorporation of the Corporation provide that the Corporation shall operate without a board of directors.

Section 2. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, the shareholders.

Section 3. Unless the Articles of Incorporation provide otherwise, action requiring director approval or both director and shareholder approval is authorized if approved by the shareholders, and action requiring a majority or greater percentage vote of the board of directors is authorized if approved by the majority or greater percentage of the votes of shareholders entitled to vote on the action.

Section 4. A requirement by a state of the United States that a document delivered for filing contained a statement that specified action has been taken by the board of directors is satisfied by a statement that the Corporation is a statutory close corporation without a board of directors and that the action was approved by the shareholders.

Section 5. The shareholders by resolution may appoint one or more shareholders to sign documents as "designated directors".

Section 6. A shareholder is not liable for his act or omission, although a director would be, unless the shareholder was entitled to vote on the action.

ARTICLE IV

Officers

Section 1. The officers of the Corporation may include a President, one or more Vice Presidents, a Secretary, and a Treasurer, all of whom shall be appointed by the shareholders. Any one person may hold two or more offices except that the offices of President and Secretary may not be held by the same person.

Section 2. The officers shall be elected annually by the shareholders. The office of the Vice President may or may not be filled as may be deemed advisable by the shareholders.

Section 3. The shareholders may from time to time appoint such other officers as they shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as the shareholders or the President may from time to time determine.

Section 4. The officers of the Corporation shall hold office until their successors shall be chosen and shall qualify. Any officer appointed by the shareholders may be removed at any time by the affirmative vote of the shareholders. If the office of any officer becomes vacant for any reason, or if any new office shall be created, the vacancy may be filled by the shareholders.

Section 5. The salaries, if any, of all officers of the Corporation shall be fixed by the shareholders.

ARTICLE V

Powers and Duties of Officers

Section 1. The President shall have general and active management of, and exercise general supervision of, the business and affairs of the Corporation, subject, however, to the right of the shareholders to delegate any specific power to any other officer or officers of the Corporation, and shall see that all orders and resolutions of the shareholders are carried into effect. He/she may sign with the Secretary of the Corporation stock certificates, deeds, mortgages, bonds, contracts or other instruments; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the shareholders from time to time. The President shall preside at all meetings of the shareholders.

Section 3. In the absence of the President or in the event of his/her inability or refusal to act, the Vice President (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of election) shall perform the duties of the President and when so acting, shall have the powers of the President, and shall perform such other duties as from time to time may be assigned to him/her by the President or by the shareholders.

Section 4. The Secretary shall attend all meetings of the shareholders and shall keep the minutes of such meetings. He/she shall give, or cause to be given, notice of all meetings of the shareholders, and shall perform such other duties as may be prescribed by the shareholders or President.

The Secretary shall keep the corporate books and records, prepare the necessary reports to the State and to the directors. He/she shall in all respects perform those usual and customary duties which such officer performs in business corporations.

Section 5. The Treasurer shall have the custody of all moneys and securities of the Corporation. He/she is authorized to collect and receive all moneys due the Corporation and to receipt therefor, and to endorse in the name of the Corporation and on its behalf, when necessary or proper, all checks, drafts, vouchers or other instruments for the payment of money to the Corporation and to deposit the same to the credit of the Corporation in such depositaries as may be designated by the shareholders. He/she is authorized to pay interest on obligations and dividends on stocks of the Corporation when due and payable. He/she shall, when necessary or proper, disburse the funds of the Corporation, taking proper vouchers for such disbursements. He/she shall render to the shareholders and the President, whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the Corporation. He/she shall perform such other duties as may be prescribed by the shareholders or the President.

Section 6. Unless otherwise ordered by the shareholders, the President or any Vice President of the Corporation (a) shall have full power and authority to attend and to act and vote, in the name and on behalf of this Corporation, at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock, and (b) shall have full power and authority to execute, in the name and on behalf of this Corporation, proxies authorizing any suitable person or persons to act and to vote at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting the person or persons so designated shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock.

ARTICLE VI

Certificates of Stock

Section 1. The shareholders shall provide for the issue, transfer and registration of the certificates representing the shares of capital stock of the Corporation, and shall appoint the necessary officers, transfer agents and registrars for that purpose.

Section 2. Until otherwise ordered by the shareholders, stock certificates shall be signed by the President or a Vice President and by the Secretary. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any stock certificate or certificates shall cease to be such officer or officers of the Corporation,

whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 3. Transfers of stock shall be made on the books of the Corporation only by the person in whose name such stock is registered or by his attorney lawfully constituted in writing, and unless otherwise authorized by the shareholders, only on surrender and cancellation of the certificate transferred. No stock certificate shall be issued to a transferee until the transfer has been made on the books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

Dividends

Dividends may be declared at such times as the shareholders shall determine from the net earnings, or earned surplus, in accordance with law. Stock dividends may be declared if justified and provided capital is not impaired by such action.

ARTICLE VIII

Fiscal Year

Section 1. The fiscal year of the Corporation shall be the calendar year.

ARTICLE IX

Waiver of Notice

Whenever by statute or by the Certificate of Incorporation or by these Bylaws any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

Indemnification by the Corporation

The Corporation shall indemnify to the full extent authorized or permitted by The General and Business Corporation Law of Missouri, as now in effect or as hereafter amended, any person made or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation) by reason of the fact that he/she is or was a shareholder, officer, employee or agent of the Corporation or serves any other enterprises as such at the request of the Corporation.

The foregoing right of indemnification shall be deemed exclusive of any other rights to which such persons may be entitled apart from this Article X. The foregoing right of indemnification shall continue as to a person who has ceased to be a shareholder, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI

Amendments

The shareholders may make, alter, amend or repeal Bylaws of the Corporation at any annual or special meeting of shareholders by a majority vote of the shareholders present and entitled to vote at such meeting, provided a quorum is present.

Exhibit B-109

9 3 7 1 5 7 5 0 0 0 0

LL636853

OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

CERTIFICATE OF LIMITED LIABILITY COMPANY

WHEREAS, the Articles of Organization of

PATRICK GAS, LLC

an Oklahoma limited liability company, has been filed in the Office of the Secretary of State as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.

GREAT SEAL OF THE STATE OF OKLAHOMA 1907

Filed in the City of Oklahoma City this 13TH day of JANUARY, 2000.

Secretary of State

By:

9 3 7 1 5 7 5 0 0 0 1

ARTICLES OF ORGANIZATION

OF

PATRICK GAS, LLC

FILED

JAN 1 3 2000

OKLAHOMA SECRETARY OF STATE

TO: THE OKLAHOMA SECRETARY OF STATE
2300 N. Lincoln Blvd., 101 State Capitol
Oklahoma City, Oklahoma 73105-4560
(405) 522-4560

The undersigned, for the purpose of forming a limited liability company pursuant to the provisions of 18 O.S., Section 2004, of the Oklahoma Limited Liability Company Act (the "Act"), does hereby execute the following Articles of Organization:

FIRST. The name of the limited liability company is Patrick Gas, LLC (the "Company").

SECOND. The street address of the principal place of business of the Company in the State of Oklahoma is: Two Warren Place, 6120 S. Yale, Suite 810, Tulsa , Oklahoma 74136.

THIRD. The name and address of the resident agent of the Company in the State of Oklahoma is: Patrick Energy Corp., Attn: Mark A. Patrick, Two Warren Place, 6120 S. Yale, Suite 810 Tulsa, Oklahoma 74136.

FOURTH. The limited liability company is to have perpetual existence.

FIFTH. The purpose for which the Company is formed is the transaction of any or all lawful business for which limited liability companies may be organized under the Act.

IN WITNESS WHEREOF, these Articles of Organization have been executed on the 12th day of January, 2000, by the undersigned.

SOLE ORGANIZER

By: *[signature]*
Donald S. Smith
Pray, Walker, Jackman, Williamson & Marlar
900 ONEOK Plaza
Tulsa, Oklahoma 74102

9 3 3 0 1 9 7 0 0 0 0

LL636853-001

OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

AMENDED
CERTIFICATE
OF
LIMITED LIABILITY COMPANY

***WHEREAS,** the Amended Articles of Organization of*

PATRICK KLT GAS, LLC

an Oklahoma limited liability company, has been filed in the Office of the Secretary of State as provided by the laws of the State of Oklahoma.

***NOW THEREFORE,** I, the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.*

***IN TESTIMONY WHEREOF,** I have hereunto set my hand and caused to be affixed the Great Seal of the State of Oklahoma.*

GREAT SEAL OF THE STATE OF OKLAHOMA 1907

Filed in the City of Oklahoma City this 18TH *day of* JANUARY, 2000.

Mike Hunter
Secretary of State

By: [signature]

9 2 3 0 1 9 7 0 0 0 1

FEE: $50.00

FILE IN DUPLICATE

PRINT CLEARLY

FILED

JAN 18 2000

OKLAHOMA SECRETARY OF STATE

AMENDED ARTICLES OF ORGANIZATION OF AN OKLAHOMA LIMITED LIABILITY COMPANY

TO: OKLAHOMA SECRETARY OF STATE
2300 N. Lincoln Blvd., 101 State Capitol Building
Oklahoma City, Oklahoma 73105-4897
(405) 522-4560

The undersigned, for purpose of amending the articles of organization of an Oklahoma limited liability company pursuant to the provisions of Title 18, Section 2011, does hereby execute the following amended articles:

1. (A) The name of the limited liability company: Patrick Gas, LLC.

   (B) The name of the limited liability company has been changed to:

   Patrick KLT Gas, LLC

2. The date of filing of the original articles of organization: January 13, 2000.

3. The street address of its principal place of business in this state:

Two Warren Place, 6120 S. Yale, Suite 810,	Tulsa	Oklahoma	74136
Street address	City	State	Zip Code

4. The name and address of the registered agent in the state of Oklahoma:

Patrick Energy Corp., Attn: Mark A. Patrick, Two Warren Place, 6120 S. Yale, Suite 810, Tulsa, OK 74136

Name Street Address City State Zip Code

(P.O. BOXES ARE NOT ACCEPTABLE)

5. Set forth clearly any and all amendments to the articles of organization:

"FIRST. The name of the limited liability company is Patrick KLT Gas, LLC (the "Company")."

Amended Articles of Organization must be signed by a manager.

Dated: January 17, 2000

Manager: Patrick Energy Corp.

By: ____________________
Mark A. Patrick, Vice President

(SOS FORM 0079-10/98)

① "other"* member (KLT) Can Become operator On Jan 14, 02 if it Can Show it Can operate Better

② Tie goes to manager, But Can we Change Them v.A 8.2 ?

PATRICK KLT GAS, LLC
JANUARY 14, 2000 CBM PROGRAM

1. MEMBERS' AGREEMENT
2. OPERATING AGREEMENT

WITH EXHIBITS

A. ASSETS AND AREA OF INTEREST
B. ACCOUNTING PROCEDURES
C. TAX MATTERS
D. DEFINITIONS
E. NET PROCEEDS
F. INSURANCE

3. SCHEDULE OF OWNERSHIP INTEREST

① Can't Sell w/o our Consent – Section 7.2 B – Last Sentence
② if Sell more than 25%, other member gets ops 9.4
③ No way they'll [illegible] $
④

MEMBERS' AGREEMENT OF THE MEMBERS OF PATRICK KLT GAS, LLC

MEMBERS' AGREEMENT OF THE MEMBERS OF Patrick KLT Gas, LLC

TABLE OF CONTENTS

MEMBERS' AGREEMENT
OF THE MEMBERS OF
Patrick KLT Gas, LLC
An Oklahoma Limited Liability Company

This Members' Agreement (the **"Agreement"**) is made as of **January 14, 2000** between Patrick Energy Corp., a Michigan corporation (**"Patrick"**), the address of which is 6120 South Yale, Suite 810, Tulsa, Oklahoma 74136 and KLT Gas Inc., a Missouri corporation (**"KLT Gas"**), the address of which is 1201 Walnut, Kansas City, Missouri 64106.

RECITALS

A. Patrick owns or controls or is under contract to purchase certain properties in Haskell, Hughes, Latimer, LeFlore, McIntosh, Muskogee, Nowata, Okmulgee, Osage, Pittsburg, Rogers, and Washington Counties, Oklahoma, and Montgomery County, Kansas which properties are described in Exhibit A.

B. KLT Gas wishes to participate with Patrick in the exploration, development and production of oil and gas resources, more specifically coalbed methane gas within the Properties and the gathering of gas and the acquisition of producing and non-producing oil and gas leases.

C. Patrick and KLT Gas wish to form and operate a limited liability company under the Oklahoma Limited Liability Company Act, 18 O.S. §2000 *et seq.* (the "**Act**"), to own the Properties and conduct the operations thereon contemplated by Recital B. The name of the limited liability company shall be Patrick KLT Gas, LLC and its affairs shall be governed by that certain Operating Agreement of Patrick KLT Gas, LLC, dated as of January 14, 2000 (the **"Operating Agreement"**).

NOW THEREFORE, in consideration of the covenants and conditions contained herein, Patrick and KLT Gas agree as follows:

ARTICLE I
DEFINITIONS AND CROSS-REFERENCES

1.1 Definitions. The terms defined herein shall have the defined meaning wherever used in this Agreement. Capitalized terms used but not defined in this Agreement shall have the meanings given thereto in the Operating Agreement or **Exhibit D** thereto.

1.2 Cross References. References to exhibits are to Exhibits of the Operating Agreement. References to "Articles," "Sections" and "Subsections" refer to

Articles, Sections and Subsections of this Agreement unless indicated otherwise. References to "Paragraphs" and "Subparagraphs" refer to paragraphs and subparagraphs of the referenced Exhibits.

ARTICLE II
CERTAIN MATTERS CONCERNING CONTRIBUTIONS BY MEMBERS

2.1 **Initial Capital Contribution**. The initial capital Contribution shall be as set forth in **Section 3.1** of the Operating Agreement.

2.2 **Additional Contributions**. The Members, subject to any election permitted by **Section 10.5(a)** of the Operating Agreement, shall be obligated to contribute funds to the Company to fund adopted Programs and Budgets in proportion to their respective Ownership Interests. Notwithstanding the foregoing or anything contained in the Operating Agreement, except the technical review, occurring after six months, provided for in **Section 10.3,** each party hereto agrees that each party will participate in the first two Programs on an equal basis for the drilling of up to 220 wells and agrees to the expenditure of Ten Million Dollars ($10,000,000) with Patrick contributing Two Million One Hundred and Fifty Thousand Dollars ($2,150,000), KLT Gas contributing Five Million Dollars ($5,000,000) and Two Million Eight Hundred and Fifty Thousand ($2,850,000) coming from the Company attributable to Patrick because of its disproportionate initial capital Contribution.

2.3 **Emergency or Unexpected Expenditures**. In case of emergency, the Manager may take any reasonable action it deems necessary to protect life or property, to protect the Assets or to comply with Laws. The Manager may make reasonable expenditures on behalf of the Members for unexpected events that are beyond its reasonable control and that do not result from a breach by it of its standard of care. The Manager shall promptly notify the Members of the emergency or unexpected expenditure, and the Manager shall be reimbursed for all resulting costs by the Members in proportion to their respective Ownership Interests.

ARTICLE III
REPRESENTATIONS AND WARRANTIES; TITLE TO ASSETS; INDEMNITIES

3.1 **Representations and Warranties of the Members**. As of the date hereof, each Member warrants and represents to the other that:

(a) it is a corporation duly organized and in good standing in its state of incorporation and is qualified to do business and is in good standing in those states where necessary in order to carry out the purposes of this Agreement;

(b) it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all corporate, board of directors, shareholder, and other actions and consents required to authorize it to enter into and perform this Agreement have been properly taken;

(c) it will not breach any other agreement or arrangement by entering into or performing this Agreement;

(d) it is not subject to any governmental order, judgment, decree, debarment, sanction or Laws that would preclude the permitting or implementation of Operations under this Agreement;

(e) this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms; and

(f) after the assignment of the interests described in Exhibit A hereto, and not as of the date hereof, neither party owns any oil, gas or mineral interest (including coalbed methane) in the Area of Interest.

3.2 Representations and Warranties of Patrick. As of the date hereof, Patrick makes the following representations and warranties to KLT Gas:

(a) Patrick makes no warranty of title except that it has neither mortgaged, hypothecated nor made a prior conveyance of its interest in the Contracts or the leases described in **Exhibit A**.

(b) Patrick has delivered to or made available for inspection by KLT Gas all Existing Data in its possession or control, and copies of all leases or other contracts relating to the Properties.

(c) With respect to the Properties, to Patrick's knowledge, there are no pending or threatened actions, suits, claims or proceedings, except as set forth in the Contracts or otherwise in **Exhibit A** to the Operating Agreement.

(d) Except as to matters otherwise disclosed in writing to KLT Gas prior to the date hereof,

(i) to Patrick's knowledge, the conditions existing on or with respect to the Properties and its ownership and operation of the Properties are not in violation of any Laws nor causing or permitting any damage or impairment to the health, safety, or enjoyment of any person at or on the Properties or in the general vicinity of the Properties;

(ii) to Patrick's knowledge, there have been no past violations by it or by any of its predecessors in title of any Environmental Laws or other Laws affecting or pertaining to the Properties, nor any past creation of damage or threatened damage to the air, soil, surface waters, groundwater, flora, fauna, or other natural resources on, about or in the general vicinity of the Properties; and

(iii) Patrick has not received inquiry from or notice of a pending investigation from any governmental agency or of any administrative or judicial proceeding concerning the violation of any Laws.

The representations and warranties set forth above shall survive the execution and delivery of any documents of Transfer provided under this Agreement. For a representation or warranty made to a Member's "knowledge," the term "knowledge" shall mean actual knowledge on the part of the officers, employees, and agents of the representing Member.

3.3 Disclosures. Each of the Members represents and warrants that it is unaware of any material facts or circumstances that have not been disclosed in this Agreement or the Operating Agreement which should be disclosed to the other Member in order to prevent the representations and warranties in this Article or Article VI of the Operating Agreement from being materially misleading. Patrick has disclosed to KLT Gas all information it believes to be relevant concerning the Assets and has provided to or made available for inspection by KLT Gas all such information, but does not make any representation or warranty, express or implied, as to the accuracy or completeness of the information (except as provided in **Section 3.2**) or as to the boundaries, reserves or value of the Assets. Each Member represents to the other that in negotiating and entering into this Agreement and the Operating Agreement it has relied solely on its own appraisals and estimates as to the value of the Assets and upon its own geologic and engineering interpretations related thereto, and KLT Gas is aware that:

(a) in Oklahoma the law is unsettled as to the ownership of the coalbed methane gas where minerals have been severed from the surface estate and that some leases included in the Properties have been taken from owners of severed minerals and curative work needs to be completed; and

(b) in Oklahoma the law is unsettled as to the ability of the lessee to charge gas transportation costs to the lessor where the lease fails to allow for the cost, and that some leases specifically prohibit the transportation costs, and some leases may not contain sufficient language to collect such costs.

3.4 **Loss of Title**. Any failure or loss of title to the Assets, and all costs of defending title, shall be charged to the Business Account, except that in the event of costs or losses arising out of or resulting from any breach of the representations and warranties of Patrick or KLT Gas as to title, the breaching Member shall indemnify the non-breaching Member for such costs and losses.

3.5 **Limitation of Liability**. The Members shall not be required to make any contribution to the capital of the Company except as otherwise provided in this Agreement, nor shall the Members in their capacity as Members or Manager be bound by, or liable for, any debt, liability or obligation of the Company whether arising in contract, tort, or otherwise. The foregoing shall not limit any obligation of a Member to indemnify the other Member as expressly provided by this Agreement. The Members shall be under no obligation to restore a deficit Capital Account upon the dissolution of the Company or the liquidation of any of their Ownership Interests. Any obligation herein to contribute capital to the Company may be compromised by the Members, including by payments by an obligated Member directly to the other Member.

3.6 **Indemnification.**

(a) Each Member shall indemnify the other Member, its directors, officers, employees, agents and attorneys, and Affiliates or successors, assigns and Related Parties (collectively **"Indemnified Party"**) from and against the entire amount of any Material Loss. A **"Material Loss"** shall mean all direct and indirect costs, expenses, damages or liabilities, including attorneys' fees and other costs of litigation (either threatened or pending) arising out of or based on a breach by a Member (**"Indemnifying Party"**) of any representation, warranty or covenant contained in this Agreement or the Operating Agreement, including without limitation:

(i) any action taken for or obligation or responsibility assumed on behalf of the Company or another Member by a Member or any of its directors, officers, employees, agents and attorneys, or Affiliates, in violation of **Section 5.1** of the Operating Agreement;

(ii) failure of a Member or its Affiliates to comply with the non-compete or Area of Interest provisions of **Article VI** hereof;

(iii) any Transfer that causes termination of the tax partnership established by **Section 5.2** of the Operating Agreement, against which the transferring Member shall indemnify the non-transferring Member as provided in **Subsection 7.2(e)** of the Operating Agreement and **Article V** of **Exhibit C**; and

(iv) failure of a Member or its Affiliates to comply with the preemptive right under **Sections 7.3 and 7.4** of the Operating Agreement.

A Material Loss shall not be deemed to have occurred until an Indemnified Party incurs losses, costs, damages or liabilities in excess of Two Hundred and Fifty Thousand Dollars ($250,000) relating to breaches of warranties, representations and covenants contained in this Agreement and the Operating Agreement, in the aggregate. Each Member's aggregate liability to all Indemnified Parties under this Section for breaches of the representations in **Articles II and III** hereof shall not, however, exceed Five Million Dollars ($5,000,000).

(b) If any claim or demand is asserted against an Indemnified Party in respect of which such Indemnified Party may be entitled to indemnification under this Agreement, written notice of such claim or demand shall promptly be given to the Indemnifying Party. The Indemnifying Party shall have the right, but not the obligation, by notifying the Indemnified Party within thirty (30) days after its receipt of the notice of the claim or demand, to assume the entire control of (subject to the right of the Indemnified Party to participate, at the Indemnified Party's expense and with counsel of the Indemnified Party's choice), the defense, compromise, or settlement of the matter, including, at the Indemnifying Party's expense, employment of counsel of the Indemnifying Party's choice. Any damages to the assets or business of the Indemnified Party caused by a failure by the Indemnifying Party to defend, compromise, or settle a claim or demand in a reasonable and expeditious manner requested by the Indemnified Party, after the Indemnifying Party has given notice that it will assume control of the defense, compromise, or settlement of the matter, shall be included in the damages for which the Indemnifying Party shall be obligated to indemnify the Indemnified Party. Any settlement or compromise of a matter by the Indemnifying Party shall include a full release of claims against the Indemnified Party which have arisen out of the indemnified claim or demand.

ARTICLE IV
INTERESTS OF MEMBERS

4.1 Continuing Obligations. On dissolution of the Company under **Section 14.1** of the Operating Agreement, each Member shall remain liable for its respective share of liabilities to third parties (whether such arises before or after such dissolution). In the event of the resignation of a Member pursuant to **Section 14.2** of the Operating Agreement, the resigning Member's share of such liabilities shall be equal to its Ownership Interest at the time such liability was incurred (or, as to liabilities arising prior to the date hereof, its initial Ownership Interest).

4.2 Grant of Lien and Security Interest.

(a) Subject to **Section 4.3** hereof, each Member grants to the other Member a lien upon and a security interest in its Ownership Interest, including all of its right, title and interest in the Assets, whenever acquired or arising, and the proceeds from and accessions to the foregoing.

(b) The liens and security interests granted by **Subsection 4.2(a)** hereof shall secure every obligation or liability of the Member granting such lien or security interest to the other Member created under this Agreement or the Operating Agreement, including the obligation to repay a Cover Payment in accordance with **Section 11.4** of the Operating Agreement. Each Member hereby agrees to take all action necessary to perfect such lien and security interest and hereby appoints the other Member its attorney-in-fact to execute, file and record all financing statements and other documents necessary to perfect or maintain such lien and security interest.

4.3 Subordination of Interests. Each Member shall, from time to time, take all necessary actions, including execution of appropriate agreements, to pledge and subordinate its Ownership Interest, any liens it may hold which are created under this Agreement other than those created pursuant to **Section 4.2** hereof, and any other right or interest it holds with respect to the Company and the Assets (other than any statutory lien of the Manager) to any secured borrowings for Operations approved by the Management Committee, including any secured borrowings relating to Project Financing, and any modifications or renewals thereof. Provided, however, under no circumstances shall the subordination required hereunder affect the priority of any lien or security interest granted by a Member to its lender or granted by the Company to the lender of a Member as contemplated by Section 7.2(g) of the Operating Agreement.

ARTICLE V
RELATIONSHIP OF THE MEMBERS

5.1 Transfer or Termination of Rights. Neither Member shall Transfer all or any part of its rights or obligations under this Agreement, except in conjunction with a transfer or termination of the Member's Ownership Interest permitted by the Operating Agreement. Neither Member shall Transfer all or any part of its rights or obligations under the Operating Agreement, except in conjunction with a transfer or termination of its rights under this Agreement. Any such permitted assignment shall be subject to the consent requirements of **Section 7.2** of the Operating Agreement.

5.2 Abandonment and Surrender of Properties. The Member that desires to abandon or surrender all or part of the Properties pursuant to **Section 12.2** of the Operating Agreement shall remain liable to the other Member for its share (determined by its Ownership Interest as of the date of such abandonment) of any liability with respect to such Properties, including, without limitation, Continuing Obligations, and Environmental Liabilities, whether accruing before or after such abandonment, arising out of activities prior to the date hereof and out of Operations conducted prior to the date of such abandonment, regardless of when any funds may be expended to satisfy such liability.

5.3 Supplemental Business Arrangement. The Members hereby agree that in the event of a Supplemental Business Arrangement pursuant to **Section 10.7** of the Operating Agreement, this Agreement shall apply *mutatis mutandis* to such business in the same manner as to the Operating Agreement.

5.4 Implied Covenants. There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

5.5 No Third Party Beneficiary Rights. This Agreement shall be construed to benefit the Members and their respective successors and assigns only, and shall not be construed to create third party beneficiary rights in any other party, expressly including the Company, or in any governmental organization or agency, except to the extent required to permit indemnification of a non-Member's Indemnified Party pursuant to **Subsection 3.6(a)** hereof.

ARTICLE VI
ACQUISITIONS WITHIN AREA OF INTEREST

6.1 General. Any interest or right to acquire any interest in real or personal property within the Area of Interest either acquired or proposed (pursuant to a draft term sheet or draft purchase agreement) to be acquired during the term of this Agreement by or on behalf of either Member (**"Acquiring Member"**) or any Affiliate of such Member shall be subject to the terms and provisions of this Agreement and the Operating Agreement. Patrick and KLT Gas and their respective Affiliates for their separate account shall be free to acquire leases and mineral interests in lands outside the Area of Interest. Failure of any Affiliate of either Member to comply with this Article shall be a breach by such Member of this Agreement.

6.2 Notice to Non-Acquiring Member. Within thirty (30) days after the acquisition or proposed acquisition, as the case may be, of any interest or the right to acquire any interest in real property wholly or partially within the Area of Interest (except real property acquired by the Manager pursuant to a Program), the Acquiring Member shall notify the other Member of such acquisition by it or its Affiliate; provided that if the acquisition of any interest or right to acquire any interest pertains to real property partially within the Area of Interest, then all such real property (*i.e.*, the part within the Area of Interest and the part outside the Area of Interest) shall be subject to this Article. The Acquiring Member's notice shall describe in detail the acquisition, or the proposed acquisition, the selling party or proposed offeree, the acquiring party if that party is an

Affiliate, the lands and minerals covered thereby, any water rights related thereto, the cost, obligations and other liabilities thereof, and the reasons why the Acquiring Member believes that the acquisition (or proposed acquisition) of the interest is in the best interests of the Members under this Agreement. In addition to such notice, the Acquiring Member shall make any and all information concerning the relevant interest available for inspection by the other Member.

6.3 Option Exercised. Within sixty (60) days after receiving the Acquiring Member's notice, the other Member may notify the Acquiring Member of its election to accept a proportionate interest in the acquired interest equal to its Ownership Interest. Promptly upon such notice, the Acquiring Member shall convey or cause its Affiliate to convey to the Members in proportion to their respective Ownership Interests or to the Company (as agreed by the Members), by assignment of the Acquiring Member's (or its Affiliate's) interest in such acquired interest, free and clear of all Encumbrances arising by, through or under the Acquiring Member (or its Affiliate) other than those to which both Members have agreed. Immediately upon such notice, the acquired interest either shall be subject to a Supplemental Business Arrangement, or if conveyed to the Company, shall become a part of the Properties for all purposes of this Agreement and the Operating Agreement. The other Member shall promptly pay to the Acquiring Member its proportionate share of the latter's actual out-of-pocket acquisition costs.

6.4 Option Not Exercised. If the other Member does not give such notice within the sixty (60) day period set forth in **Section 6.3** hereof, it shall have no interest in the acquired interests, and the acquired interests shall not be a part of the Assets or be subject to this Agreement or the Operating Agreement. Provided however, if the Acquiring Member does not consummate a proposed acquisition upon substantially the same terms as described in the Notice given under **Section 6.2**, then the Acquiring Member shall offer the other Member the right to participate in the consummated acquisition under this **Article VI** as if the offer to participate in the proposed acquisition had not been made. "Substantially," as used in the preceding sentence shall mean an increase or decrease in cash consideration or in the non-cash consideration (considered separately and not in aggregate) of at least 5%. Provided further, if an Acquiring Member makes an acquisition which is required to be offered to the other Member under this **Article VI**, but fails to do so, the Acquiring Member holds the interest that should have been offered to the other Member in trust for the other Member, subject only to the payment of its proportionate share of the purchase price, without interest.

6.5 Non-Compete Covenants. Neither a Member that resigns pursuant to **Section 14.2** of the Operating Agreement, or is deemed to have resigned pursuant to the Operating Agreement, nor any Affiliate, successor, assignee or agent of such a Member, shall directly or indirectly acquire any interest or right in any property any part of which is within the Area of Interest for twenty-four (24) months after the effective date of resignation. If a resigning Member, or the Affiliate of a resigning Member, breaches this Section, such Member shall be obligated to offer to convey to the non-resigning

Member, without cost or Encumbrance, any such property or interest so acquired (or ensure its Affiliate offers to convey the property or interest to the non-resigning Member, if the acquiring party is the resigning Member's Affiliate). Such offer shall be made in writing and can be accepted by the non-resigning Member at any time within ten (10) days after the offer is received by such non-resigning Member. Failure of a Member's Affiliate to comply with this Section shall be a breach by such Member of this Agreement.

ARTICLE VII
DISPUTES

7.1 Governing Law. Except for matters of title to the Properties or their Transfer, which shall be governed by the law of their situs, this Agreement shall be governed by and interpreted in accordance with the laws of the State of Oklahoma, without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

7.2 Forum Selection. The Members (subject to actual receipt of service of process) consent and submit to the exclusive venue and jurisdiction in any state or federal court in and for the City of Oklahoma City, State of Oklahoma, and the service of process under applicable provisions of the laws of the State of Oklahoma in any action commenced relating to this Agreement or the transactions contemplated hereby.

7.3 Arbitration. (a) In the event of any disagreement between the Members over the construction, application (including whether conditions precedent to arbitration have occurred), breach, termination, validity or interpretation of the Agreement ("Dispute"), the Members agree promptly to seek to resolve such Dispute by negotiations between senior executives of the Members. All negotiations and communications pursuant to this paragraph are confidential and shall be treated as compromise and settlement negotiations for the purposes of the Federal Rules of Evidence and state rules of evidence. If the Dispute has not been resolved within forty-five (45) days after the date one Member requests resolution of a Dispute as provided in this Section 7.3, either Member may initiate arbitration pursuant to this Agreement. "Resolved" means that both Members have agreed to a disposition of the Dispute; a Dispute has not been resolved within the meaning of this subparagraph if one Member denies the existence of a Dispute or refuses to participate in the process described in this Section 7.3.

(b) Any Dispute submitted to arbitration pursuant to subparagraph (a) shall be submitted to binding arbitration, before a single arbitrator, in accordance with the following provisions. Arbitration shall be the sole and exclusive remedy of the Members in connection with any Dispute or Disputes hereunder.

(i) The arbitrator appointed under this Agreement shall be an executive or former executive of an exploration and production company, and shall have had at least 15 years of experience in the oil and gas business.

(ii) The Member desiring to initiate arbitration shall send, via certified mail, written notice of demand of arbitration to the other Member and the names of one or more proposed arbitrators together with a statement of the matter in controversy.

(iii) Within thirty (30) days after receipt of such demand, the receiving Member shall either agree to one of the arbitrators proposed by the other Member, or propose one or more arbitrators. If the receiving Member fails or refuses to agree to or propose an arbitrator within such 30-day period or if the Members cannot agree on an arbitrator, within sixty (60) days after receipt of such demand, all Disputes shall be settled by arbitration administered by the AAA in accordance with its Commercial Arbitration Rules, and judgment upon the award rendered the arbitrator may be entered in any court having jurisdiction thereof.

(iv) The arbitrator may hire, at the expense of the Members, legal, accounting, geological, engineering or other consultants the arbitrator believes are necessary or useful.

(v) Adherence to formal rules of evidence shall not be required. The arbitrator shall consider any evidence and testimony that it determines to be relevant.

(vi) The arbitrator shall render their decision within thirty (30) calendar days following the conclusion of the hearing. The arbitrator shall have the authority to determine the scope of the arbitrator's authority, the Dispute, including any other Disputes arising in the course of the arbitration, and the damages, if any, to which any Member may be entitled.

(vii) Any decision by the arbitrator shall be final, binding and non-appealable. Any such decision may be filed in any court of competent jurisdiction and may be enforced by any Member as a final judgment in such court. There shall be no grounds for appeal of any arbitration award hereunder.

(viii) The arbitration proceedings shall be conducted in Oklahoma City, Oklahoma.

(ix) Limited civil discovery shall be permitted for the production of documents and taking of depositions.

(x) All civil discovery shall be governed by the Oklahoma Rules of Civil Procedure. All issues regarding information with discovery requests shall be decided by the arbitrator.

(xi) The arbitrator has no authority to award punitive damages or any other damages not measured by the prevailing Member's actual damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this agreement.

(xii) The award of the arbitrator may, but is not required to be, accompanied by a reasoned opinion.

(xiii) Neither Member nor the arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both Members.

(xiv) The arbitrator may award to the prevailing Member, if any, as determined by the arbitrator, all or some portion of its costs and fees. "Costs and fees" means all reasonable pre-award expenses of the arbitration, including the arbitrator's fees, administrative fees, travel expenses, out-of-pocket expenses such as copying, telephone, court costs, witness fees, and attorneys' fees. Notwithstanding the foregoing, each Member shall pay, within 15 days of being billed by the arbitrator, one-half of the total amounts billed by the arbitrator to both Members for arbitration fees, services and expenses incurred by the arbitrator; it is expected that the arbitrator will bill on a monthly basis, but actual billing shall be as determined by the arbitrator.

ARTICLE VIII
GENERAL PROVISIONS

8.1 Notices. All notices, payments and other required or permitted communications (**"Notices"**) to either Member shall be in writing, and shall be addressed respectively as follows:

If to Patrick:

Patrick Energy Corp.
6120 S. Yale, Suite 810
Tulsa, Oklahoma 74136
Attention: Mark A. Patrick
Telephone: (918) 477-7755
Facsimile: (918) 491-6680

With a Copy to:

Chester, Willcox, and Saxbe, LLP
17 South High Street, Suite 900
Columbus, Ohio 43215
Attention: J. Richard Emens
Telephone: (614) 221-4000
Facsimile: (614) 221-4012

If to KLT Gas: Mr. David B. Jensen, Vice President, Operations
KLT Gas Inc.
1201 Walnut
Kansas City, Missouri 61406
dbj6606@kcpl.com
Telephone: (816) 556-2887
Facsimile: (816) 556-2337

With a Copy to: H. Martin Gibson
Winstead Sechrest & Minick, P.C.
5400 Renaissance Tower
1201 Elm Street
Dallas, Texas 75270-2199
mgibson@winstead.com
Telephone: (214) 745-5149
Facsimile: (214) 745-5390

All Notices shall be given (a) by personal delivery to the Member; (b) by electronic communication, capable of producing a printed transmission, such as facsimile or electronic mail, and followed by mail with a copy of the date and time verification; (c) by registered or certified mail return receipt requested; or (d) by overnight or other express courier service. All Notices shall be effective and shall be deemed given on the date of receipt at the principal address if received during normal business hours, and, if not received during normal business hours, on the next business day following receipt, or if by electronic communication, on the date of such communication. Either Member may change its address by Notice to the other Member.

8.2 Gender. The singular shall include the plural, and the plural the singular wherever the context so requires, and the masculine, the feminine, and the neuter genders shall be mutually inclusive.

8.3 Currency. All references to "dollars" or "$" herein shall mean lawful currency of the United States of America.

8.4 Headings. The subject headings of the Sections and Subsections of this Agreement and the Paragraphs and Subparagraphs of the Exhibits to this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

8.5 Waiver. The failure of either Member to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit such Member's right thereafter to enforce any provision or exercise any right.

8.6 **Modification**. No modification of this Agreement shall be valid unless made in writing and duly executed by both Members.

8.7 **Force Majeure**. Except for the obligation to make payments when due hereunder, the obligations of a Member shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Member to grant); acts of God; Laws, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws; action or inaction by any federal, state or local agency that delays or prevents the issuance or granting of any approval or authorization required to conduct Operations beyond the reasonable expectations of the Member seeking the approval or authorization; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of oil or gas (including gathering and pipelines), and of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights groups, environmental groups, or other similar special interest groups; or any other cause whether similar or dissimilar to the foregoing, but not including low prices. The affected Member shall promptly give notice to the other Member of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. The affected Member shall resume performance as soon as reasonably possible. During the period of suspension the obligations of both Members to advance funds pursuant to **Article II** hereof shall be reduced to levels consistent with then current Operations.

8.8 **Rule Against Perpetuities**. The Members do not intend that there shall be any violation of the Rule Against Perpetuities, the Rule Against Unreasonable Restraints on the Alienation of Property, or any similar rule. Accordingly, if any right or option to acquire any interest in the Properties, in an Ownership Interest, in the Assets, or in any real property exists under this Agreement, such right or option must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, any such violation should inadvertently occur, the Members hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the Members within the limits permissible under such rules.

OPERATING AGREEMENT
OF
PATRICK KLT GAS, LLC

TABLE OF CONTENTS

EXHIBITS

SCHEDULE

OPERATING AGREEMENT
OF
Patrick KLT Gas, LLC
An Oklahoma Limited Liability Company

This Limited Liability Company Operating Agreement is made as of January 14, 2000 **("Effective Date")** between Patrick Energy Corp., a Michigan corporation **("Patrick")**, the address of which is 6120 South Yale, Suite 810, Tulsa, Oklahoma 74136 and KLT Gas Inc., a Missouri corporation **("KLT Gas")**, the address of which is 1201 Walnut, Kansas City, Missouri 64106.

RECITALS

A. Patrick owns or controls certain properties in Haskell, Hughes, Latimer, LeFlore, McIntosh, Muskogee, Nowata, Okmulgee, Osage, Pittsburg, Rogers, and Washington Counties, Oklahoma, and Montgomery County, Kansas, which properties are described in **Exhibit A** and defined in **Exhibit D**.

B. KLT Gas wishes to participate with Patrick in the exploration, development and production of oil and gas resources, more specifically coalbed methane gas within the Properties and the gathering of gas and the acquisition of producing and non-producing oil and gas leases.

C. Patrick and KLT Gas wish to form and operate a limited liability company under the Oklahoma Limited Liability Company Act, 18 O.S. §2000 *et seq.* (the **"Act"**), to own the Properties and conduct the operations thereon contemplated by Recital B.

NOW THEREFORE, in consideration of the covenants and conditions contained herein, Patrick and KLT Gas agree as follows:

ARTICLE I
DEFINITIONS AND CROSS-REFERENCES

1.1 Definitions. The terms defined in **Exhibit D** and elsewhere herein shall have the defined meaning wherever used in this Agreement, including in Exhibits.

1.2 Cross References. References to "Exhibits," "Articles," "Sections" and "Subsections" refer to Exhibits, Articles, Sections and Subsections of this Agreement. References to "Paragraphs" and "Subparagraphs" refer to paragraphs and subparagraphs of the referenced Exhibits.

ARTICLE II
NAME, PURPOSES AND TERM

2.1 Formation. The Company has been duly organized pursuant to the Act and the provisions of this Agreement as an Oklahoma limited liability company by the filing of its Articles of Organization (as defined in the Act) in the Office of the Secretary of the State of Oklahoma effective as of January 13, 2000.

2.2 Name. The name of the Company is "Patrick KLT Gas, LLC" and such other name or names complying with the Act, as the Manager shall determine. The Manager shall accomplish any filings or registrations required by jurisdictions in which the Company conducts its Business.

2.3 Purposes. The Company is formed for the following purposes and for no others, and shall serve as the exclusive means by which each of the Members accomplishes such purposes:

(a) to conduct Exploration and Development for oil and gas within the Area of Interest,

(b) to acquire, own and dispose of producing and non-producing oil and gas leases within the Area of Interest and related gas gathering systems,

(c) to drill wells for oil and gas, and to test, to complete, and to recomplete such wells,

(d) to produce oil and gas and engage in all related Operations on the Properties,

(e) to engage in marketing Products,

(f) to operate the Gas Gathering Systems (set forth in **Exhibit A**) owned by Patrick KLT Gas or its affiliates, to construct gas gathering lines, to transport the Products to market, and

(g) to perform any and all other activities necessary, appropriate, or incidental to any of the foregoing.

2.4 Limitation. Unless the Members otherwise agree in writing, the Business of the Company shall be limited to the purposes described in **Section 2.3**, and nothing in this Agreement shall be construed to enlarge such purposes.

2.5 Term. The term of the Company shall begin on the Effective Date and shall continue for five (5) years from the Effective Date and for so long thereafter as Products are produced from the Properties on a continuous basis, and thereafter until all materials, supplies, equipment and infrastructure have been salvaged and disposed of, unless the Company is earlier terminated as herein provided. For purposes hereof, Products shall be deemed to be produced from the Properties on a "continuous basis" so long as production in commercial quantities is not halted for more than ninety (90) consecutive days.

2.6 Registered Agent; Offices. The name of the Company's registered agent in the State of Oklahoma is Patrick or such other person as the Manager may select in compliance with the Act from time to time. The registered office of the Company in the State of Oklahoma shall be located at 6120 South Yale, Suite 810, Tulsa, Oklahoma 74136 or at any other place within the State of Oklahoma which the Manager shall select. The principal office of the Company shall be at any other location which the Manager shall select.

ARTICLE III
CONTRIBUTIONS BY MEMBERS

3.1 Members' Initial Contributions.

(a) Patrick, as its Initial Contribution, hereby contributes the Assets described in **Exhibit A** to the capital of the Company; the amount of Eighteen Million Eight Hundred and Fifty Thousand Dollars ($18,850,000) shall be credited to Patrick's Capital Account on the Effective Date with respect to Patrick's Initial Contribution.

(b) KLT Gas, as its Initial Contribution, hereby contributes Sixteen Million Dollars ($16,000,000) to the capital of the Company, which shall be deposited in an interest-bearing account; this amount shall be credited to KLT Gas' Capital Account. If such Initial Contribution is not made on January 14, 2000 this Agreement and the Members' Agreement shall be null and void. If any Contract, described in **Exhibit A**, fails to close by March 15, 2000, then KLT Gas will be refunded the portion of its Initial Contribution, with actual interest at Comerica Bank, earmarked by the Company for that closing, and each Member's Capital Account, this Agreement and the Exhibits hereto, and the Members' Agreement shall be adjusted and/or amended accordingly.

3.2 Record Title. Title to the Assets shall be held by the Company.

ARTICLE IV
INTERESTS OF MEMBERS

4.1 Initial Ownership Interests. The Members shall have the following initial Ownership Interests:

Patrick	–	50%
KLT Gas	–	50%

4.2 Changes in Ownership Interests. The Ownership Interests shall be eliminated or changed as follows:

(a) Upon resignation or deemed resignation as provided in **Article XIV**;

(b) In the event of default by either Member in making its agreed-upon contribution to an adopted Program and Budget, followed by an election by the other Member to invoke any of the remedies in **Section 11.5**;

(c) Upon Transfer by either Member of part or all of its Ownership Interest in accordance with **Article VII**; or

(d) Upon acquisition by either Member of part or all of the Ownership Interest of the other Member, however arising.

4.3 Admission of New Members. Except in the event of a transfer permitted pursuant to **Article VII**, a new member may be admitted only with the unanimous written approval of the Members.

4.4 Documentation of Adjustments to Ownership Interests. Each Member's Ownership Interest and related Capital Account balance shall be shown in the accounting records of the Company, and any adjustments thereto, shall be made monthly. The Schedule of Members attached hereto shall be amended from time to time to reflect such changes.

4.5 Exceptions to Adjustments to Ownership Interests. Notwithstanding the separate allocations provided for in Section 10.5 in the case of a Non-Consent Property, no adjustment to Ownership Interests shall be made in the case of a Non-Consent Property as provided for in Section 10.5 but the separate allocations provided for in that Section shall be made for all other purposes.

ARTICLE V
RELATIONSHIP OF THE MEMBERS

5.1 Limitation on Authority of Members. No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. This **Section 5.1** supersedes any authority granted to the Members pursuant to the Act. Any Member that takes any action or binds the Company in violation of this **Section 5.1** shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

5.2 **Federal Tax Elections and Allocations**. The Company shall be treated as a partnership for federal income tax purposes, and no Member shall take any action to alter such treatment.

5.3 **State Income Tax**. To the extent permissible under applicable law, the relationship of the Members shall be treated for state income tax purposes in the same manner as it is for federal income tax purposes.

5.4 **Tax Returns**. After approval of the Management Committee, any tax returns or other required tax forms shall be filed in accordance with **Exhibit C**.

5.5 **Other Business Opportunities**. Each Member shall have the right to engage in and receive full benefits from any independent business activities or operations, whether or not competitive with the Company, without consulting with, or obligation to, the other Member or the Company. The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to the Business nor to any other activity or operation of any Member. No Member shall have any obligation to the Company or any other Member with respect to any opportunity to acquire any property outside the Area of Interest at any time, or within the Area of Interest after the termination of the Company.

5.6 **Waiver of Rights to Partition or Other Division of Assets**. Except as otherwise provided in **Subsection 7.2(g)(iii)**, the Members hereby waive and release all rights of partition, or of sale in lieu thereof, or other division of Assets, including any such rights provided by Law.

5.7 **Bankruptcy of a Member**. A Member shall cease to have any power as a Member or Manager or any voting rights or rights of approval hereunder upon bankruptcy, insolvency, dissolution or assignment for the benefit of creditors of such Member, and its successor upon the occurrence of any such event shall have only the rights, powers and privileges of a transferee enumerated in **Section 7.2**, and shall be liable for all obligations of the Member under this Agreement. In no event, however, shall a personal representative or successor become a substitute Member unless the requirements of **Section 7.2** are satisfied.

5.8 **Implied Covenants**. There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

5.9 **No Certificate**. The Company shall not issue certificates representing Ownership Interests in the Company.

5.10 **Disposition of Production**. Neither Member shall have any obligation to account to the other Member for, nor have any interest or right of participation in any profits or proceeds nor have any obligation to share in any losses from, futures contracts, forward sales, trading in puts, calls, options or any similar hedging, price protection or marketing mechanism employed by a Member with respect to its proportionate share of any Products produced or to be produced from the Properties. Notwithstanding the foregoing, neither Member shall have the right to take Production in-kind.

5.11 Limitation of Liability. The Members shall not be required to make any contribution to the capital of the Company except as otherwise provided in this Agreement, nor shall the Members in their capacity as Members or Manager be bound by, or liable for, any debt, liability or obligation of the Company whether arising in contract, tort, or otherwise, except as expressly provided by this Agreement. The Members shall be under no obligation to restore a deficit Capital Account upon the dissolution of the Company or the liquidation of any of their Ownership Interests.

5.12 Indemnities. The Company may, and shall have the power to, indemnify and hold harmless any Member or Manager or other person from and against any and all claims and demands whatsoever arising from or related to the Business, the Company or a Member's membership in the Company.

5.13 No Third Party Beneficiary Rights. This Agreement shall be construed to benefit the Members and their respective successors and assigns only, and shall not be construed to create third party beneficiary rights in any other party or in any governmental organization or agency.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES

As of the Effective Date, each Member warrants and represents to the other that:

(a) it is a corporation duly organized and in good standing in its state of incorporation and is qualified to do business and is in good standing in those states where necessary in order to carry out the purposes of this Agreement;

(b) it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all corporate, board of directors, shareholder, and other actions and consents required to authorize it to enter into and perform this Agreement have been properly taken or obtained;

(c) it will not breach any other agreement or arrangement by entering into or performing this Agreement;

(d) it is not subject to any governmental order, judgment, decree, debarment, sanction or Laws that would preclude the permitting or implementation of Operations under this Agreement; and

(e) this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms.

ARTICLE VII
TRANSFER OF INTEREST; PREEMPTIVE RIGHT

7.1 General. A Member shall have the right to Transfer to a third party its Ownership Interest, or any beneficial interest therein, solely as provided in this **Article VII.**

7.2 Limitations on Free Transferability. A Member may freely transfer its Ownership Interest, or any beneficial interest therein to an Affiliate or a Related Party or by Encumbrance to a lender to secure a loan or other indebtedness of such Member. Any Transfer by either Member under **Section 7.1** shall be subject to the following limitations:

(a) Except for an Encumbrance in favor of a lender as provided for in **Subsection 7.2(g)(iii),** neither Member shall Transfer any beneficial interest in the Company (including, but not limited to, any royalty, profits, or other interest in the Products) except in conjunction with the Transfer of part or all of its Ownership Interest;

(b) No transferee of all or any part of a Member's Ownership Interest shall have the rights of a Member unless and until the transferring Member has provided to the other Member notice of the Transfer, and, except as provided in **Subsections 7.2(f)** and **7.2(g)**, the transferee, as of the effective date of the Transfer, has committed in writing to assume and be bound by this Agreement to the same extent as the transferring Member and the remaining Member has consented to such Transfer;

(c) Neither Member, without the consent of the other Member, shall make a Transfer that shall violate any Law, or result in the cancellation of any permits, licenses, or other similar authorization;

(d) No Transfer permitted by this Article shall relieve the transferring Member of any liability of such transferring Member under this Agreement, whether accruing before or after such Transfer unless the remaining Member has consented to such Transfer or the transferee has a Net Worth and creditworthiness at least equal to the greater of (i) the transferring Member's Net Worth and creditworthiness on the Effective Date of this Agreement or (ii) the transferring Member's Net Worth and creditworthiness on the date of such Transfer;

(e) Any Member that makes a Transfer that shall cause termination of the tax partnership established by **Section 5.2** shall indemnify the other Member for, from and against any and all loss, cost, expense, damage, liability or claim therefore arising from the Transfer, including without limitation any increase in taxes, interest and penalties or decrease in credits caused by such termination and any tax on indemnification proceeds received by the indemnified Member and by acceleration of the payment of taxes into earlier time periods;

(f) In the event of a Transfer of less than all of an Ownership Interest, the transferring Member and its transferee shall act and be treated as one Member under this Agreement; *provided however*, that in order for such Transfer to be effective, the transferring Member and its transferee must first:

(i) agree, as between themselves, that one of them is authorized to act as the sole agent **("Agent")** on their behalf with respect to all matters pertaining to this Agreement and the Company; and

(ii) notify the other Member of the designation of the Agent, and in such notice warrant and represent to the other Member that:

(A) the Agent has the sole authority to act on behalf of, and to bind, the transferring Member and its transferee with respect to all matters pertaining to this Agreement and the Company;

(B) the other Member may rely on all decisions of, notices and other communications from, and failures to respond by, the Agent, as if given (or not given) by the transferring Member and its transferee; and

(C) all decisions of, notices and other communications from, and failures to respond by, the other Member to the Agent shall be deemed to have been given (or not given) to the transferring Member and its transferee.

The transferring Member and its transferee may change the Agent (but such replacement must be one of them) by giving notice to the other Member, which notice must conform to **Subsection 7.2(f)(ii)**; and

(g) If the Transfer is the grant of an Encumbrance on an Ownership Interest or beneficial interest in the Property of the Company to secure a loan or other indebtedness of either Member in a bona fide transaction, at the request of the Member granting the Encumbrance, the Manager shall execute documentation on behalf of the Company granting a lien and security interest in the Properties of the Company equal to the beneficial Ownership Interest of the Member; provided, however, that such documentation shall be non-recourse to the Company and shall not encumber the beneficial interest or Ownership Interest of the other Members. Any Encumbrance of a Member's Ownership Interest in the Company shall be subject to the condition that the holder of such Encumbrance **("Chargee")** first enters into a written agreement with the other Member in form satisfactory to the other Member, acting reasonably, binding upon the Chargee, to the effect that:

(i) the Chargee shall not enter into possession or institute any proceedings for foreclosure or partition of the encumbering Member's Ownership Interest and that such Encumbrance shall be subject to the provisions of this Agreement;

(ii) the Chargee's remedies under the Encumbrance of a Member's Ownership Interest in the Company shall be limited to the sale of the whole (but only of the whole) of the encumbering Member's Ownership Interest to the other Member, or, failing such a sale, at a public auction to be held at least twenty (20) days after prior notice to the other Member, such sale to be subject to the purchaser entering into a written agreement with the other Member whereby such purchaser assumes all obligations of the encumbering Member under the terms of this Agreement. Failure of a sale to the other Member to close within sixty (60) days after Chargee notifies the Members of the sale of a Member's Ownership Interest, unless such failure is caused by the encumbering Member or by the Chargee, shall permit the Chargee to sell the encumbering Member's Ownership Interest at a public sale;

(iii) the Chargee's remedies under an Encumbrance covering an undivided interest in the Properties of the Company equal to the Ownership Interest of the encumbering Member shall be limited to the sale of the whole of such interest to the other Member, or, failing such a sale, in accordance with the terms and provisions of the documentation creating a lien and security interest against such Properties; provided, however, that should an ownership interest in the properties be conveyed to a third party pursuant to such a sale, the properties shall be subject to the terms and provisions of a joint operating agreement naming the Company as operator, containing non-consent provisions the same as contained in **Subsections 10.5(a) and (b)** hereof, providing the Manager with authority to cast the deciding vote with respect to any proposal which is favored and opposed by owners of 50% of the interest in the Property, and containing accounting procedures in substantially the form of **Exhibit B** attached hereto, as modified to reflect differing direct ownership interests in the Property, but in all events to permit the Company, as operator, to charge the joint account for any costs and expenses which the Manager may charge the Business Account under **Exhibit B** attached hereto;

(iv) any Encumbrance shall be subordinate to any then-existing debt, including Project Financing previously approved by the Management Committee, encumbering the transferring Member's Ownership Interest; and

(v) notwithstanding the foregoing, KLT Gas understands and agrees that Patrick will borrow Three Million Dollars ($3,000,000) against its Ownership Interest for reimbursing costs advanced to Patrick by a Related Party.

7.3 Preemptive Right. Any Transfer by either Member under **Section 7.1** and any Transfer by an Affiliate in Control of either Member shall be subject to a preemptive right of the other Member to the extent provided herein. Failure of a Member's Affiliate to comply with this Section shall be a breach by such Member of this Agreement.

If either Member intends to Transfer all or any part of its Ownership Interest, or an Affiliate of either Member intends to Transfer Control of such Member ("**Transferring Entity**"), such Member shall promptly notify the other Member of such intentions. The notice shall state the price and all other pertinent terms and conditions of the intended Transfer, and shall be accompanied by a copy of the offer or the contract for sale. If the consideration for the intended transfer is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary equivalent (based upon the fair market value of the nonmonetary consideration and stated in terms of cash or currency). If the consideration for the intended transfer includes other interests or properties other than the Ownership Interest or the Transfer of Control of a Member, then the notice shall separately allocate the consideration applicable to the Ownership Interest and/or the Transfer of Control of a Member. The other Member shall have ten (10) days from the date such notice is delivered to notify the Transferring Entity (and the Member if its Affiliate is the Transferring Entity) whether it elects to acquire the offered interest at the same price (or its monetary equivalent in cash or currency) and on the same terms and conditions as set forth in the notice. If it does so elect, the acquisition by the other Member shall be consummated promptly after notice of such election is delivered.

(a) If the other Member fails to so elect within the period provided for above, the Transferring Entity shall have thirty (30) days following the expiration of such period to consummate the Transfer to a third party at a price and on terms no less favorable to the Transferring Entity than those offered by the Transferring Entity to the other Member in the aforementioned notice.

(b) If the Transferring Entity fails to consummate the Transfer to a third party within the period set forth above, the preemptive right of the other Member in such offered interest shall be deemed to be revived. Any subsequent proposal to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this Paragraph.

7.4 Exceptions to Preemptive Right. Section 7.3 above shall not apply to the following:

(a) Transfer by either Member of all or any part of its Ownership Interest to an Affiliate or Related Party (a "Permitted Transfer");

(b) Incorporation of either Member, or corporate consolidation or reorganization of either Member by which the surviving entity shall possess substantially all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Member;

(c) Corporate merger or amalgamation involving either Member by which the surviving entity or amalgamated company shall possess all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Member; *provided, however*, that the value of the merging or amalgamating Member's interest in the Company, evidenced by its Capital Account balance (as described in **Exhibit C**), does not exceed forty percent of the Net Worth of the surviving entity or amalgamated company, provided however, during the first two years of this Agreement Transfers can be made to a holding company regardless of Net Worth;

(d) the transfer of Control of either Member by an Affiliate or Related Party to such Member or to another Affiliate or Related Party (a "Permitted Transfer");

(e) subject to **Subsection 7.2(g)** of the Agreement, the grant by either Member of a security interest in its Ownership Interest by Encumbrance;

(f) the creation by any Affiliate or Related Party of either Member of an Encumbrance affecting its Control of such Member (a "Permitted Transfer"); or

(g) a transfer by an Affiliate of either Member of Control of such Member to a third party, provided the value of such Member's Capital Account balance does not exceed sixty percent (60%) of the Net Worth of the transferring Affiliate, or does not exceed twenty percent (20%) of the Net Worth of Transferee, provided however, during the first two years of this Agreement Transfers can be made to a holding company regardless of Net Worth;

For purposes hereof, the term "Net Worth" shall mean the remainder after total liabilities are deducted from total assets, based on Generally Accepted Accounting Principals consistently applied. In the case of a corporation, Net Worth includes both capital stock and surplus. In the case of a limited liability company, Net Worth includes member contributions. In the case of a partnership or sole proprietorship, Net Worth includes the original investment plus accumulated and re-invested profits.

ARTICLE VIII
MANAGEMENT COMMITTEE

8.1 Organization and Composition. The Members hereby establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement. The Management Committee shall consist of two (2) member(s) appointed by Patrick and two (2) member(s) appointed by KLT Gas. Each Member may appoint one or more alternates to act in the absence of a regular member. Any alternate so acting shall be deemed a Member. Appointments by a Member shall be made or changed by notice to the other Members. Patrick shall designate one of its Members to serve as the chair of the Management Committee.

8.2 Decisions. Each Member, acting through its appointed member(s) in attendance at the meeting, shall vote the entirety of the Member's Ownership Interest. Unless otherwise provided in this Agreement, the vote of the Member with an Ownership Interest over fifty percent (50%) shall determine the decisions of the Management Committee. In the event of a tie the final decision shall rest with the member who is the Manager, as appointed under Article IX.

Notwithstanding the foregoing, neither the Manager nor the Management Committee shall undertake any of the following without the approval of both Patrick and KLT Gas, or Members owning at least eighty percent (80%) of the Ownership Interest should Patrick and KLT Gas and/or their respective Affiliates and Related Parties no longer own 100% of the Ownership Interest in the Company: (a) borrowing by the Company; (b) expanding or changing the scope of activities geographically or to a concept outside of coalbed methane gas; (c) a Program and Budget for the drilling of shallow oil wells; (d) approval of the Budget except as provided in **Article II** of the Members' Agreement, including overhead; and (e) issuance of capital calls, excluding however a cash call of a prior approved Program and Budget.

8.3 Meetings.

(a) The Management Committee shall hold regular meetings at least quarterly in Tulsa, Oklahoma, or at other agreed places. The Manager shall give thirty (30) days notice to the Members of such meetings. Additionally, either Member may call a special meeting upon seven (7) days notice to the other Member. In case of an emergency, reasonable notice of a special meeting shall suffice (twenty-four hours shall be deemed reasonable notice). There shall be a quorum if at least one member of the Management Committee representing each Member is present; *provided, however*, that if a Member fails to attend two consecutive properly called meetings, then a quorum shall exist at the second meeting if the other Member is represented by at least one appointed member, and a vote of such Member shall be considered the vote required for the purposes of the conduct of all business properly noticed even if such vote would otherwise require unanimity.

(b) If business cannot be conducted at a regular or special meeting due to the lack of a quorum, either Member may call the next meeting upon ten (10) days notice to the other Member.

(c) Each notice of a meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting or by the Member calling the meeting in the case of a special meeting, but any matters may be considered if either Member adds the matter to the agenda at least three (3) days before the meeting or with the consent of the other Member. The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the other Member within fifteen (15) days after the meeting. Either Member may electronically record the proceedings of a meeting with the consent of the other Member. The other Member shall sign and return or object to the minutes prepared by the Manager within fifteen (15) days after receipt, and failure to do either shall be deemed acceptance of the minutes as prepared by the Manager. The minutes, when signed or deemed accepted by both Members, shall be the official record of the decisions made by the Management Committee. Decisions made at a Management Committee meeting shall be implemented in accordance with adopted Programs and Budgets. If a Member timely objects to minutes proposed by the Manager, the members of the Management Committee shall seek, for a period not to exceed thirty (30) days from receipt by the Manager of notice of the objections, to agree upon minutes acceptable to both Members. If the Management Committee does not reach agreement on the minutes of the meeting within such thirty (30) day period, the minutes of the meeting as prepared by the Manager together with the other Member's proposed changes shall collectively constitute the record of the meeting. If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be charged to the Business Account. All other costs shall be paid by the Members individually.

8.4 Action Without Meeting in Person. In lieu of meetings in person, the Management Committee may conduct meetings by telephone or video conference, so long as minutes of such meetings are prepared in accordance with **Subsection 8.3(c)**. The Management Committee may also take actions in writing signed by all members of the Management Committee.

8.5 Matters Requiring Approval. Except as otherwise delegated to the Manager in **Sections 9.2**, and **10.1** the Management Committee shall have exclusive authority to determine all matters related to overall policies, objectives, procedures, methods and actions under this Agreement.

ARTICLE IX
MANAGER

9.1 Appointment. The Members hereby appoint Patrick as the Manager with overall management responsibility for Operations. Patrick hereby agrees to serve for two years unless it sooner resigns as provided in **Section 9.4**.

9.2 Powers and Duties of Manager. Subject to the terms and provisions of this Agreement, the Manager shall have the following powers and duties, which shall be discharged in accordance with adopted Programs and Budgets.

(a) The Manager shall manage, direct and control Operations, and shall prepare and present to the Management Committee proposed Programs and Budgets as provided in **Article X**.

(b) The Manager shall implement the decisions of the Management Committee, shall make all expenditures necessary to carry out adopted Programs, and shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement.

(c) The Manager shall use reasonable efforts to: (i) purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made to the extent reasonably possible on the best terms available, taking into account all of the circumstances; (ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and (iii) keep the Assets free and clear of all Encumbrances, except any such Encumbrances listed in **Paragraph 1.1** of **Exhibit A** and those existing at the time of, or created concurrent with, the acquisition of such Assets, or mechanic's or materialmen's liens (which shall be contested, released or discharged in a diligent matter) or Encumbrances specifically approved by the Management Committee.

(d) The Manager shall conduct such title examinations of the Properties and cure such title defects pertaining to the Properties as may be advisable in the reasonable judgment of the Management Committee.

(e) The Manager shall: (i) make or arrange for all payments required by leases, licenses, permits, contracts and other agreements related to the Assets; (ii) pay all taxes, assessments and like charges on Operations and Assets except taxes determined or measured by a Member's net income, and shall otherwise promptly pay and discharge expenses incurred in Operations; *provided, however*, that if authorized by the Management Committee, the Manager shall have the right to contest (in the courts or otherwise) the validity or amount of any taxes, assessments or charges if the Manager deems them to be unlawful, unjust, unequal or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Assets to be lost as the result of the nonpayment of any taxes, assessments or like charges; and (iii) do all other acts reasonably necessary to maintain the Assets.

(f) The Manager shall: (i) apply for all necessary permits, licenses and approvals; (ii) comply with all Laws; (iii) notify promptly the Management Committee of any allegations of substantial violation thereof; and (iv) prepare and file all reports or notices required for or as a result of Operations. The Manager shall not be in breach of this provision if a violation has occurred in spite of the Manager's good faith efforts to comply consistent with its standard of care under **Section 9.3**. In the event of any such violation, the Manager shall timely cure or dispose of such violation on behalf of both Members through performance, payment of fines and penalties, or both, and the cost thereof shall be charged to the Business Account.

(g) The Manager shall prosecute and defend, but shall not initiate without consent of the Management Committee, all litigation or administrative proceedings arising out of Operations. The non-managing Member shall have the right to participate, at its own expense, in such litigation or administrative proceedings. The non-managing Member shall approve in advance any settlement involving payments, commitments or obligations in excess of Twenty Thousand Dollars ($20,000) in cash or value.

(h) The Manager shall obtain insurance for the benefit of the Company as provided in **Exhibit F** or as may otherwise be determined from time to time by the Management Committee.

(i) The Manager may dispose of Assets, whether by sale, abandonment, surrender, or Transfer in the ordinary course of business, except that Properties may be abandoned or surrendered only as provided in **Section 12.2.** Without prior authorization from the Management Committee, however, the Manager shall not: (i) dispose of Assets in any one transaction (or in any series of related transactions) having a value in excess of One Hundred Thousand Dollars ($100,000); (ii) enter into any sales contracts or commitments for Product; (iii) begin a liquidation of the Company; or (iv) dispose of all or a substantial part of the Assets necessary to achieve the purposes of the Company.

(j) The Manager shall have the right to carry out its responsibilities hereunder through agents, Affiliates or independent contractors, provided such agents, Affiliates or independent contractors have been approved by the Management Committee.

(k) The Manager shall keep and maintain all required accounting and financial records pursuant to the procedures described in **Exhibit B** and in accordance with customary cost accounting practices in the industry, and shall ensure appropriate separation of accounts unless otherwise agreed by the Members.

(l) The Manager shall keep and maintain all required records, make elections, and prepare and file all federal and state tax returns or other required tax forms, and perform the other duties described in **Exhibit C**.

(m) The Manager shall keep the Management Committee advised of all Operations by submitting in writing to the members of the Management Committee: (i) monthly progress reports that include statements of expenditures and comparisons of such expenditures to the adopted Budget; (ii) periodic summaries of data acquired; (iii) copies of reports concerning Operations; (iv) a detailed final report within forty-five (45) days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs; and (v) such other reports as any member of the Management Committee may reasonably request. Subject to **Article XIII**, at all reasonable times the Manager shall provide the Management Committee, or other representative of a Member upon the request of such Member's member of the Management Committee, access to, and the right to inspect and, at such Member's cost and expense, copy the Existing Data and all geological and geophysical data, maps, drill logs and other drilling data, reports, production reports, operations, technical, accounting and financial records, and other Business Information, to the extent preserved or kept by the Manager. In addition, the Manager shall allow the non-managing Member, at the latter's sole risk, cost and expense, and subject to reasonable safety regulations, to inspect the Assets and Operations at all reasonable times, so long as the non-managing Member does not unreasonably interfere with Operations.

(n) The Manager, after consultation with and approval by the Management Committee, shall undertake to perform Continuing Obligations when and as economic and appropriate, whether before or after termination of the Company. The Manager shall have the right to delegate performance of Continuing Obligations to persons having demonstrated skill and experience in relevant disciplines. The Manager shall keep the other Member reasonably informed about the Manager's efforts to discharge Continuing Obligations. Authorized representatives of each Member shall have the right from time to time to enter the Properties to inspect work directed toward satisfaction of Continuing Obligations and audit books, records, and accounts related thereto.

(o) If Ownership Interests are adjusted in accordance with this Agreement the Manager shall modify the Schedule of Members to properly reflect such adjustment and shall propose from time to time one or more methods for fairly allocating costs for Continuing Obligations.

(p) The Manager shall undertake all other activities reasonably necessary to fulfill the foregoing, and to implement the policies, objectives, procedures, methods and actions determined by the Management Committee pursuant to **Section 8.1**.

9.3 Standard of Care. The Manager shall discharge its duties under **Section 9.2** and conduct all Operations in a good, workmanlike and efficient manner, in accordance with sound production and other applicable industry standards and practices, and in accordance with Laws and with the terms and provisions of leases, licenses, permits, contracts and other agreements pertaining to the Assets. The Manager shall not be liable to the other Member for any act or omission resulting in damage or loss except to the extent caused by or attributable to the Manager's willful misconduct or gross negligence. The Manager shall not be in default of any of its duties under **Section 9.2** if its inability or failure to perform results from the failure of the other Member to perform acts or to contribute amounts required of it by this Agreement.

9.4 Resignation; Deemed Offer to Resign. The Manager may resign upon not less than three (3) months' prior notice to the other Member, in which case the other Member may elect to become the new Manager by notice to the resigning Member within five (5) days after the notice of resignation. If any of the following shall occur, the Manager shall be deemed to have resigned upon the occurrence of the event described in each of the following Subsections, with the successor Manager to be appointed by the other Member at a subsequently called meeting of the Management Committee, at which the Manager shall not be entitled to vote. The other Member may appoint itself or a third party as the Manager.

(a) The aggregate Ownership Interest of the Manager and its Affiliates or Related Parties becomes less than twenty-five percent (25%);

(b) The Manager fails to perform a material obligation imposed upon it under this Agreement and such failure continues for a period of sixty (60) days after notice from the other Member demanding performance;

(c) The Manager fails to pay or contest in good faith Company bills and Company debts as such obligations become due and the Manager fails to keep the Assets free from liens or Encumbrances resulting therefrom except for those resulting from a bona fide dispute as to such obligations;

(d) A receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of its assets is appointed and such appointment is neither made ineffective nor discharged within sixty (60) days after the making thereof, or such appointment is consented to, requested by, or acquiesced to by the Manager;

(e) The Manager commences a voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; or consents to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets; or makes a general assignment for the benefit of creditors; or takes corporate or other action in furtherance of any of the foregoing; or

(f) Entry is made against the Manager of a judgment, decree or order for relief affecting its ability to serve as Manager or a substantial part of its Ownership Interest or its other assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect.

Under **Subsections (d), (e) or (f)** above, the appointment of a successor Manager shall be deemed to pre-date the event causing a deemed resignation.

9.5 Payments To Manager. The Manager shall be compensated for its services and reimbursed for its costs hereunder in accordance with **Exhibit B**.

9.6 Transactions With Affiliates. If the Manager engages Affiliates to provide services hereunder, it shall do so on terms no less favorable than would be the case in arm's-length transactions with unrelated parties.

9.7 Activities During Deadlock. If the Management Committee for any reason fails to adopt Programs and Budgets subsequent to the initial Production Program and Budget, subject to the contrary direction of the Management Committee and receipt of necessary funds, the Manager shall continue Operations at levels comparable with the last adopted Program and Budget. All of the foregoing shall be subject to the contrary direction of the Management Committee and the receipt of necessary funds.

9.8 Appointment After Two Years. After Patrick has acted as Manager for the initial two years the other Member shall have the right, but not the obligation, to be designated as Manager for the following year upon presentation, sixty days prior to year end of a proposal demonstrating it can perform more economically efficient and prudent Operations. Each year thereafter the non-managing Member has the same right.

ARTICLE X
PROGRAMS AND BUDGETS

10.1 Initial Program and Budget. The Initial Program and Budget for the first year shall be determined by Patrick and reviewed by KLT Gas and prepared at least, in part, by February 10, 2000. Patrick and KLT Gas agree that the Initial Program and Budget and the Second Program and Budget shall provide for the drilling of not more than 220 wells and expenditures of not more than Ten Million total Dollars, of which Patrick agrees to commit up to Two Million One Hundred and Fifty Thousand Dollars, and the LLC shall pay up to Two Million Eight Hundred and Fifty Thousand Dollars, attributable to Patrick because of its disproportionate initial Contribution, and KLT Gas agrees to commit up to Five Million Dollars, as provided in the Programs and Budgets presented.

10.2 Operations Pursuant to Programs and Budgets. Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired only pursuant to adopted Programs and Budgets.

10.3 Presentation of Programs and Budgets. Except as provided in **Section 10.1** proposed Programs and Budgets shall be prepared by the Manager at the direction of the Management Committee for a period of one (1) year (or any other period as approved by the Management Committee), and shall be submitted to the Management Committee for review and consideration; all proposed Programs and Budgets may include Development, Production and Expansion or Modification Operations components, or any combination thereof, and shall be reviewed and adopted upon a vote of the Management Committee in accordance with **Sections 8.2 and 10.4**. Each Program and Budget adopted by the Management Committee, regardless of length and including the Initial and Second Programs and Budgets, shall undergo a technical review after six (6) months at a meeting of the Management Committee. Each Member, acting through its appointed Management Committee member(s) in attendance at the meeting, may demonstrate that going forward with the current Program and Budget is not technically feasible for that Member. If a Member demonstrates that going forward with such Program and Budget is not technically feasible (the "Withdrawn Member"), then the Withdrawn Member will be deemed to have withdrawn from the Program and Budget, and shall, only be entitled to receive a percent (calculated by dividing (x) the Withdrawn Members contributions to the Program and Budget by (y) the sum of (1) the

Withdrawn Member's contributions to the Program and Budget and (2) the remaining Member's contributions to the Program and Budget prior to the Event of Withdrawal) of the interest in the wells completed at the point of withdrawal and associated production and the associated acreage from such Program and Budget. In no event shall the Withdrawn Member be entitled to any interest in wells and production therefrom completed after the withdrawal of the member or such related acreage in the Program. Such Withdrawn Member shall no longer be obligated to contribute cash calls to the Program and Budget. Unless a Member so demonstrates that going forward with the Program and Budget is not technically feasible, then the Program and Budget shall continue with any modifications made by the Management Committee, if any. During the period encompassed by any Program and Budget, and at least three (3) months prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Management Committee for review and consideration, if the Manager deems it appropriate.

10.4 Review and Adoption of Proposed Programs and Budgets. Within ten (10) days after notice to the Members of the submission of a proposed Program and Budget, each Member shall submit in writing to the Management Committee:

(a) Notice that the Member approves the proposed Program and Budget; or

(b) Notice that the Member rejects the proposed Program and Budget.

If a Member fails to give either of the foregoing responses within the allotted time, the failure shall be deemed to be a vote by the Member for adoption of the Manager's proposed Program and Budget.

10.5 Operations by Less Than All Members.

This **Section 10.5** and **Section 10.4** do not apply to either the Initial Program and Budget or the Second Program and Budget contained in **Section 10.1** both of which shall be prepared by Patrick and reviewed by KLT Gas.

(a) Determination of Participation. If any Member to whom such notice is delivered as provided in **Section 10.4** elects not to participate in the proposed Program and Budget (the "Non-Consenting Member"), then, the Member electing to Participate in the Program and Budget (the "Participating Member") in order to be entitled to the benefits of this Agreement, shall, no later than ninety (90) days after the expiration of the notice period of ten (10) days actually commence the proposed operation and complete it with due diligence. The Manager shall perform all work for the account of the Participating Member; provided, however, if the Manager is a Non-Consenting Member, the Participating Member shall either: (i) request the Manager to perform the work required by such proposed operation for the account of the Participating Member, or (ii) designate the Participating Member as Operator to perform such work. The rights and duties granted to and imposed upon the Operator under this

Agreement are granted to and imposed upon the party designated as Operator for an operation in which the original Manager is a Non-Consenting Member. The Participating Member, when conducting operations in the Area of Interest pursuant to this **Section 10.5**, shall comply with all terms and conditions of this Agreement.

If a Member does not approve a Program and Budget the Participating Member, may pay its proportionate part together with the proportionate part of the Non-Consenting Member's interests, and the party serving as Manager or Operator shall commence such operation within ninety days (90), as set forth above. The Participating Member, at its election, may withdraw such proposal at its option and shall notify all Members of such decision within ten (10) days.

(b) Relinquishment of Interest for Non-Participation. The entire cost and risk of conducting such operations shall be borne by the Participating Member (or a "Third Party" selected by the Participating Member). The Participating Member shall keep the leasehold estates involved in such operations free and clear of all liens and Encumbrances of every kind created by or arising from the operations of the Participating Member. If such an operation results in a dry hole, then the Participating Member shall plug and abandon the well and restore the surface location at their sole cost, risk and expense. If any well drilled, reworked, sidetracked, deepened, recompleted or plugged back under the provisions of this Section **(the "Non-Consent Property")** results in a well capable of producing Product in paying quantities, the Participating Member shall complete and equip the well to produce at its sole cost and risk, and the well shall then be turned over to the Manager (if the Manager did not conduct the operation) and shall be operated by it at the expense and solely for the account of the Participating Member and such Third Party, if any. Upon commencement of operations for the drilling, reworking, sidetracking, recompleting, deepening or plugging back of any such well by the Participating Member in accordance with the provisions of this **Section 10.5**, the Manager shall separately account for the costs, liabilities, revenues and benefits attributable to the Non-Consent Property and shall allocate them to the Participating Member only and, notwithstanding the provisions of **Exhibit C**, tax characteristics of such items shall be allocated solely to the Participating Member. The Non-Consenting Member shall have no liability for any assessment or billing issued by the Manager for the purpose of paying any expense or liability associated with the Non-Consent Property.

10.6 Budget Overruns; Program Changes. The Manager shall immediately notify the Management Committee of any material departure from an adopted Program and Budget. If the Manager exceeds an adopted Budget by more than ten percent (10%) in the aggregate, then the excess over ten percent (10%), unless authorized or ratified by the Management Committee, shall be for the sole account of the Manager and such excess shall not be included in the calculations of the Ownership Interests nor deemed a contribution under this Agreement. Budget overruns of ten percent (10%) or less in the aggregate shall be borne by the Members in proportion to their respective Ownership Interests.

10.7 Supplemental Business Arrangement. At any time during the term of this Agreement, the Management Committee may determine by unanimous vote of both Members that it is appropriate to segregate the Area of Interest into areas subject to separate Programs and Budgets for purposes of conducting further Exploration, Development or Production. At such time, the Management Committee shall designate which portion of the Properties will comprise an area of interest under a separate business arrangement (**"Supplemental Business Arrangement"**) for the purpose of further exploring and developing such portion of the Properties. The Supplemental Business Arrangement shall substantially reflect the same terms as this Agreement, with rights and interests of the Members in the Supplemental Business Arrangement identical to the rights and interests of the Members in the Company at the time of the designation, unless otherwise agreed to by the Members, and with the Members agreeing to new Capital Accounts and other terms necessary for the Supplemental Business Arrangement to comply with the nature and purpose of the designation. Following the effectuation of the Supplemental Business Arrangement, this Agreement shall terminate insofar as it affects the Properties covered by the Supplemental Business Arrangement.

ARTICLE XI
ACCOUNTS AND SETTLEMENTS

11.1 Monthly Statements. The Manager shall promptly submit to the Management Committee monthly statements of account reflecting in reasonable detail the charges and credits to the Business Account during the preceding month.

11.2 Cash Calls. Pursuant to, and only in accordance with, each adopted Program and Budget, the Manager may submit after the 20th, but not later than the last day of each month a billing for estimated cash requirements for the next two months, but observing, in the preparation of any such billing, any special allocation required by **Section 10.5**. Within ten (10) days after receipt of each billing, each Member shall advance its proportionate share of such cash requirements. The Manager shall record all funds received in the Business Account. The Manager shall at all times maintain a cash balance approximately equal to the rate of disbursement for up to sixty (60) days. All funds in excess of immediate cash requirements shall be invested by the Manager for the benefit of the Company in interest-bearing cash management accounts and investments selected at the discretion of the Management Committee, which accounts may include, but are not limited to, money market investments and money market funds.

11.3 Failure to Meet Cash Calls. A Member that fails to meet cash calls in the amount and at the times specified in **Section 11.2** shall be in default, and the amounts of the defaulted cash call shall bear interest from the date due at an annual rate equal to four (4) percentage points over the Prime Rate, but in no event shall the rate of interest exceed the maximum permitted by Law. In addition to any other rights and remedies available to it by Law, the non-defaulting Member shall have those other rights, remedies, and elections specified in **Sections 11.4 and 11.5**.

11.4 Cover Payment. If a Member defaults in making a contribution or a cash call required by an adopted Program and Budget, the non-defaulting Member may, but shall not be obligated to, advance some portion or all of the amount in default on behalf of the defaulting Member (a **"Cover Payment"**). Each and every Cover Payment shall constitute a demand loan bearing interest from the date of the advance at the rate provided in **Section 11.3**. If more than one Cover Payment is made, the Cover Payments shall be aggregated and the rights and remedies described herein pertaining to an individual Cover Payment shall apply to the aggregated Cover Payments. The failure to repay such loan upon demand shall be a default.

11.5 Remedies. The Members acknowledge that if either Member defaults in making a cash call, or in repaying a loan, as required under **Sections 11.2, 11.3 or 11.4**, whether or not a Cover Payment is made, it will be difficult to measure the damages resulting from such default (it being hereby understood and agreed that the Members have attempted to determine such damages in advance and determined that the calculation of such damages cannot be ascertained with reasonable certainty). Both Members acknowledge and recognize that the damage to the non-defaulting Member could be significant. In the event of such default, as reasonable liquidated damages, the non-defaulting Member may, with respect to any such default not cured within thirty (30) days after notice to the defaulting Member of such default, elect any of the following remedies by giving notice to the defaulting Member. Such election may be made with respect to each failure to meet a cash call relating to a Program and Budget, regardless of the frequency of such cash calls, provided such cash calls are made in accordance with **Section 11.2**.

(a) The defaulting Member grants to the non-defaulting Member a power of sale as to all or any portion of its Ownership Interest or of its interest in any Assets, upon a default under **Sections 11.3** or **11.4**. Such power shall be exercised in the manner provided by applicable Law or otherwise in a commercially reasonable manner and upon reasonable notice. If the non-defaulting Member elects to enforce the lien or security interest pursuant to the terms of this Subsection, the defaulting Member shall be deemed to have waived any available right of redemption, any required valuation or appraisal of the secured property prior to sale, any available right to stay execution or to require a marshaling of assets, and any required bond in the event a receiver is appointed, and the defaulting Member shall be liable for any deficiency.

(b) If a Member has defaulted in meeting a cash call or repaying a loan, and if the non-defaulting Member has made a Cover Payment, then, the non-defaulting Member shall have the right, if the indebtedness arising from a default or Cover Payment is not discharged within thirty (30) days of the default and upon not less than thirty (30) days advance notice to the defaulting Member, to elect to purchase all the right, title, and interest, whenever acquired or arising, of the defaulting Member in the Company and Assets, including but not limited to its Ownership Interest or interest in Net Proceeds, together with all proceeds from and accessions of the foregoing (collectively the "**Defaulting Member's Entire Interest**") at a purchase price equal to fifty percent (50%) of the fair market value thereof as determined by a qualified independent appraiser appointed by the non-defaulting Member. If the defaulting Member conveys notice of objection to the person so appointed within ten (10) days after receiving notice thereof, then an independent and qualified appraiser shall be appointed by the joint action of the appraiser appointed by the non-defaulting Member and a qualified independent appraiser appointed by the defaulting Member; *provided, however*, that if the defaulting Member fails to designate a qualified independent appraiser for such purpose within ten (10) days after giving notice of such objection, then the person originally designated by the non-defaulting Member shall serve as the appraiser; *provided further*, that if the appraisers appointed by each of the Members fail to appoint a third qualified independent appraiser within five (5) days after the appointment of the last of them, then an appraiser shall be appointed by a judge of a court of competent jurisdiction in the state in which the Assets are situated upon the application of either Member. There shall be withheld from the purchase price payable, upon transfer of the Defaulting Member's Entire Interest, the amount of any Cover Payment under **Section 11.4** and unpaid interest thereon to the date of such transfer, or any unpaid interest accrued in accordance with **Section 11.3** to the date of such transfer. Upon payment of such purchase price, the defaulting Member shall be deemed to have relinquished all of the Defaulting Member's Entire Interest to the non-defaulting Member.

11.6 Audits.

(a) Within ninety (90) days after the end of each calendar year a financial audit shall be completed by certified public accountants selected by the Management Committee, and independent of each Member. The audit shall be conducted in accordance with generally accepted auditing standards and shall cover all books and records maintained by the Manager pursuant to this Agreement, all Assets and Encumbrances, and all transactions and Operations conducted during such calendar year, including production and inventory records and all costs for which the Manager sought reimbursement under this Agreement, together with all other matters customarily included in such audits. All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than three (3) months after receipt of the audit report, unless either Member elects to conduct an independent audit pursuant to **Subsection 11.6(b)** which is ongoing at the end of such three (3) month period, in which case such exceptions and claims may be made within the period provided in **Subsection 11.6(b)**. Failure to make any such exception or claim within such period shall mean the audit is deemed to be correct and binding upon the Members. The cost of all audits under this Subsection shall be charged to the Business Account.

(b) Notwithstanding the annual audit conducted by certified public accountants selected by the Management Committee, each Member shall have the right to have an independent audit of all Company books, records and accounts, including all charges to the Business Account. This audit shall review all issues raised by the requesting Member, with all costs borne by the requesting Member. The requesting Member shall give the other Member thirty (30) days prior notice of such audit. Any audit conducted on behalf of either Member shall be made during the Manager's normal business hours and shall not interfere with Operations. Neither Member shall have the right to audit records and accounts of the Company relating to transactions or Operations more than twenty-four (24) months after the calendar year during which such transactions, or transactions related to such Operations, were charged to the Business Account. All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than three (3) months after completion and delivery of such audit, or they shall be deemed waived.

(c) Within sixty (60) days after the end of calendar year 2000 and every two calendar years thereafter, a COPAS audit shall be completed by COPAS accountants selected by the Management Committee, and independent of each member. The audit shall be conducted using COPAS accounting procedures and shall cover all Operations conducted during the two calendar years ending prior to the completion of the COPAS audit, including revenues and costs, together with all other matters customarily included in such audits. The audit report shall be delivered to the Management Committee. All written exceptions to and claims upon the Manager for audit exceptions disclosed by such audit shall be made not more than three (3) months after receipt of the audit report. Failure to make any such exception or claim with in such period shall mean the audit is deemed to be correct and binding upon the Members.

ARTICLE XII
PROPERTIES

12.1 Royalties, Production Taxes and Other Payments Based on Production. All required payments of production royalties, taxes based on production of Products, and other payments out of production to private parties and governmental entities, shall be determined and made by the Company in a timely manner and otherwise in accordance with applicable laws and agreements. The Manager shall furnish to the Members evidence of timely payment for all such required payments. In the event the Company fails to make any such required payment, any Member shall have the right to make such payment and shall thereby become subrogated to the rights of such third party; *provided, however*, that the making of any such payment on behalf of the Company shall not constitute acceptance by the paying Member of any liability to such third party for the underlying obligation.

12.2 Abandonment and Surrender. Either Member may request the Management Committee to authorize the Manager to surrender or abandon part or all of the Properties. At the option of the other Member, the Company shall assign to the objecting Member or such other Person as the objecting Member specifies, by special warranty deed and without cost to the objecting Member, all of the Company's interest in the Properties sought to be abandoned or surrendered, free and clear of all Encumbrances created by, through or under the Company other than those to which both Members have agreed. Upon the assignment, such properties shall cease to be part of the Properties.

ARTICLE XIII
CONFIDENTIALITY, OWNERSHIP, USE AND DISCLOSURE OF INFORMATION

13.1 **Business Information**. All Business Information shall be owned jointly by the Members as their Ownership Interests are determined pursuant to this Agreement. Both before and after the termination of the Company, all Business Information may be used by either Member for any purpose, whether or not competitive with the Business, without consulting with, or obligation to, the other Member. Except as provided in **Sections 13.3** and **13.4**, or with the prior written consent of the other Member, each Member shall keep confidential and not disclose to any third party or the public any portion of the Business Information that constitutes Confidential Information.

13.2 **Member Information**. In performing its obligations under this Agreement, neither Member shall be obligated to disclose any Member Information. If a Member elects to disclose Member Information in performing its obligations under this Agreement, such Member Information, together with all improvements, enhancements, refinements and incremental additions to such Member Information that are developed, conceived, originated or obtained by either Member in performing its obligation under this Agreement **("Enhancements")**, shall be owned exclusively by the Member that originally developed, conceived, originated or obtained such Member Information. Each Member may use and enjoy the benefits of such Member Information and Enhancements in the conduct of the Business hereunder, but the Member that did not originally develop, conceive, originate or obtain such Member Information may not use such Member Information and Enhancements for any other purpose. Except as provided in **Section 13.4**, or with the prior written consent of the other Member, which consent may be withheld in such Member's sole discretion, each Member shall keep confidential and not disclose to any third party or the public any portion of Member Information and Enhancements owned by the other Member that constitutes Confidential Information.

13.3 **Permitted Disclosure of Confidential Business Information**. Either Member may disclose Business Information that is Confidential Information: (a) to a Member's officers, directors, partners, members, employees, Affiliates, shareholders, agents, attorneys, accountants, consultants, contractors, subcontractors or advisors, for the sole purpose of such Member's performance of its obligations under this Agreement; (b) to any party to whom the disclosing Member contemplates a Transfer of all or any part of its Ownership Interest, for the sole purpose of evaluating the proposed Transfer; (c) to any actual or potential lender, underwriter or investor for the sole purpose of evaluating whether to make a loan to or investment in the disclosing

Member; or (d) to a third party with whom the disclosing Member contemplates any independent business activity or operation.

The Member disclosing Confidential Information pursuant to this **Section 13.3**, shall disclose such Confidential Information to only those parties that have a bona fide need to have access to such Confidential Information for the purpose for which disclosure to such parties is permitted under this **Section 13.3** and that have agreed in writing supplied to, and enforceable by, the other Member to protect the Confidential Information from further disclosure, to use such Confidential Information solely for such purpose and to otherwise be bound by the provisions of this **Article XIII**. Such writing shall not preclude parties described in **Subsection 13.3(b)** from discussing and completing a Transfer with the other Member. The Member disclosing Confidential Information shall be responsible and liable for any use or disclosure of the Confidential Information by such parties in violation of this Agreement and such other writing.

13.4 Disclosure Required By Law. Notwithstanding anything contained in this Article, a Member may disclose any Confidential Information if, in the opinion of the disclosing Member's legal counsel: (a) such disclosure is legally required to be made in a judicial, administrative or governmental proceeding pursuant to a valid subpoena or other applicable order; or (b) such disclosure is legally required to be made pursuant to the rules or regulations of a stock exchange or similar trading market applicable to the disclosing Member.

Prior to any disclosure of Confidential Information under this **Section 13.4**, the disclosing Member shall give the other Member at least ten (10) days prior written notice (unless less time is permitted by such rules, regulations or proceeding) and, in making such disclosure, the disclosing Member shall disclose only that portion of Confidential Information required to be disclosed and shall take all reasonable efforts to preserve the confidentiality thereof, including, without limitation, obtaining protective orders and supporting the other Member in intervention in any such proceeding.

13.5 Public Announcements. Prior to making or issuing any press release or other public announcement or disclosure of Business Information that is not Confidential Information, a Member shall first consult with the other Member as to the content and timing of such announcement or disclosure, unless in the good faith judgment of such Member, there is not sufficient time to consult with the other Member before such announcement or disclosure must be made under applicable Laws; but in such event, the disclosing Member shall notify the other Member, as soon as possible, of the pendency of such announcement or disclosure, and it shall notify the other Member before such announcement or disclosure is made if at all reasonably possible. Any press release or other public announcement or disclosure to be issued by either Member relating to this Business shall also identify the other Member unless advised to the contrary.

ARTICLE XIV
RESIGNATION AND DISSOLUTION

14.1 Events of Dissolution. The Company shall be dissolved upon the occurrence of any of the following:

(a) Upon expiration of term of this Agreement in accordance with **Section 2.5**;

(b) Upon the unanimous written agreement of the Members;

(c) Subsequent to five years from the date hereof, at the election of either Member upon One Hundred Eighty (180) days notice of termination to the other Member, if the Management Committee fails to adopt a Program and Budget for six (6) months after the expiration of the latest adopted Program and Budget;

(d) Upon the resignation of a Member pursuant to **Section 14.2** or upon the bankruptcy, insolvency, dissolution or assignment for the benefit of creditors of a Member; or

(e) as otherwise provided by the Act.

14.2 Resignation. A Member may elect to resign from the Company by giving sixty (60) days prior notice to the other Member of the effective date of resignation, which shall be the end of the then current Program, but such resignation shall not relieve the resigning Member of any liabilities incurred or committed to by the resigning Member. Upon resignation by a Member, the resigning Member shall be deemed to have transferred to the remaining Member all of its Ownership Interest, including all of its interest in the Assets and its Capital Account, without cost and free and clear of all Encumbrances arising by, through or under such resigning Member, except those described in **Paragraph 1.1** of **Exhibit A** and those to which both Members have agreed. The resigning Member shall execute and deliver all instruments as may be necessary in the reasonable judgment of the other Member to effect the transfer of its interests in the Company and the Assets to the other Member. A resigning Member shall have no right to receive the fair value of his Ownership Interest pursuant to the Act. If within a sixty (60) day period both Members elect to withdraw, then the Company shall instead be deemed to have been terminated by the written agreement of the Members pursuant to **Section 14.1(b)**.

14.3 Disposition of Assets on Dissolution. Promptly after dissolution under **Section 14.1**, the Manager shall take all action necessary to wind up the activities of the Company, in accordance with **Exhibit C**. All costs and expenses incurred in connection with the dissolution of the Company shall be expenses chargeable to the Business Account. Provided however, and not withstanding the provisions of **Exhibit C**, the Manager shall allocate, insofar as possible, all Non-Consent Property to the related Participating Member or Members.

14.4 Filing of Articles of Dissolution. Upon completion of the winding up of the affairs of the Company, the Manager shall promptly file Articles of Dissolution with the Office of the Secretary of State of the State of Oklahoma. If the Manager has caused the dissolution of the Company, whether voluntarily or involuntarily, then a person selected by a majority vote of the Members to wind up the affairs of the Company shall file the Articles of Dissolution.

14.5 Right to Data After Dissolution. After dissolution of the Company pursuant to **Subsections 14.1(a), (b), (c)** or **(e)**, each Member shall be entitled to make copies of all applicable information acquired hereunder before the effective date of termination not previously furnished to it, but a bankrupt or resigning Member causing a dissolution of the Company pursuant to **Subsection 14.1(d)** shall not be entitled to any such copies.

14.6 Continuing Authority. On dissolution of the Company under **Section 14.1**, or the deemed resignation of either Member pursuant to **Section 11.5**, the Member that was the Manager prior to such dissolution (or the other Member in the event of a resignation by the Manager) shall have the power and authority to do all things on behalf of both Members that are reasonably necessary or convenient to: (a) wind up Operations and (b) complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or resignation, if the transaction or obligation arises out of Operations prior to such termination or resignation. The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Company and either or both Members, encumber Assets, and take any other reasonable action in any matter with respect to which the former Members continue to have, or appear or are alleged to have, a common interest or a common liability.

ARTICLE XV
DISPUTES

15.1 Governing Law. Except for matters of title to the Properties or their Transfer, which shall be governed by the law of their situs, this Agreement shall be governed by and interpreted in accordance with the laws of the State of Oklahoma, without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

15.2 Forum Selection. The Members (subject to actual receipt of service of process) consent and submit to exclusive venue and jurisdiction in any state or federal court in and for the City of Oklahoma City, State of Oklahoma, and the service of process under applicable provisions of the laws of the State of Oklahoma in any action commenced relating to this Agreement or the transactions contemplated hereby.

15.3 Arbitration.

(a) In the event of any disagreement between the Members over the construction, application (including whether conditions precedent to arbitration have occurred), breach, termination, validity or interpretation of the Agreement ("Dispute"), the Members agree promptly to seek to resolve such Dispute by negotiations between senior executives of the Members. All negotiations and communications pursuant to this paragraph are confidential and shall be treated as compromise and settlement negotiations for the purposes of the Federal Rules of Evidence and state rules of evidence. If the Dispute has not been resolved within forty-five (45) days after the date one Member requests resolution of a Dispute as provided in this Section 15.3, either Member may initiate arbitration pursuant to this Agreement. "Resolved" means that both Members have agreed to a disposition of the Dispute; a Dispute has not been resolved within the meaning of this subparagraph if one Member denies the existence of a Dispute or refuses to participate in the process described in this Section 15.3.

(b) Any Dispute submitted to arbitration pursuant to subparagraph (a) shall be submitted to binding arbitration, before a single arbitrator, in accordance with the following provisions. Arbitration shall be the sole and exclusive remedy of the Members in connection with any Dispute or Disputes hereunder.

(i) The arbitrator appointed under this Agreement shall be an executive or former executive of an exploration and production company, and shall have had at least 15 years of experience in the oil and gas business.

(ii) The Member desiring to initiate arbitration shall send, via certified mail, written notice of demand of arbitration to the other Member and the names of one or more proposed arbitrators together with a statement of the matter in controversy.

(iii) Within thirty (30) days after receipt of such demand, the receiving Member shall either agree to one of the arbitrators proposed by the other Member, or propose one or more arbitrators. If the receiving Member fails or refuses to agree to or propose an arbitrator within such 30-day period or if the Members cannot agree on an arbitrator, within sixty (60) days after receipt of such demand, all Disputes shall be settled by arbitration administered by the AAA in accordance with its Commercial Arbitration Rules, and judgment upon the award rendered the arbitrator may be entered in any court having jurisdiction thereof.

(iv) The arbitrator may hire, at the expense of the Members, legal, accounting, geological, engineering or other consultants the arbitrator believes are necessary or useful.

(v) Adherence to formal rules of evidence shall not be required. The arbitrator shall consider any evidence and testimony that it determines to be relevant.

(vi) The arbitrator shall render their decision within thirty (30) calendar days following the conclusion of the hearing. The arbitrator shall have the authority to determine the scope of the arbitrator's authority, the Dispute, including any other Disputes arising in the course of the arbitration, and the damages, if any, to which any Member may be entitled.

(vii) Any decision by the arbitrator shall be final, binding and non-appealable. Any such, decision may be filed in any court of competent jurisdiction and may be enforced by any Member as a final judgment in such court. There shall be no grounds for appeal of any arbitration award hereunder.

(viii) The arbitration proceedings shall be conducted in Oklahoma City, Oklahoma.

(ix) Limited civil discovery shall be permitted for the production of documents and taking of depositions.

(x) All civil discovery shall be governed by the Oklahoma Rules of Civil Procedure. All issues regarding information with discovery requests shall be decided by the arbitrator.

(xi) The arbitrator has no authority to award punitive damages or any other damages not measured by the prevailing Member's actual damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this agreement.

(xii) The award of the arbitrator may, but is not required to be, accompanied by a reasoned opinion.

(xiii) Neither Member nor the arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both Members.

(xiv) The arbitrator may award to the prevailing Member, if any, as determined by the arbitrator, all or some portion of its costs and fees. "Costs and fees" means all reasonable pre-award expenses of the arbitration, including the arbitrator's fees, administrative fees, travel expenses, out-of-pocket expenses such as copying, telephone, court costs, witness fees, and attorneys' fees. Notwithstanding the foregoing, each Member shall pay, within 15 days of being billed by the arbitrator, one-half of the total amounts billed by the arbitrator to both Members for arbitration fees, services and expenses incurred by the arbitrator; it is expected that the arbitrator will bill on a monthly basis, but actual billing shall be as determined by the arbitrator.

ARTICLE XVI
GENERAL PROVISIONS

16.1 Notices. All notices, payments and other required or permitted communications **("Notices")** to either Member shall be in writing, and shall be addressed respectively as follows:

If to Patrick:	Patrick Energy Corp. 6120 S. Yale, Suite 810 Tulsa, Oklahoma 74136 Attention: Mark A. Patrick Telephone: (918) 477-7755 Facsimile: (918) 491-6680
With a Copy to:	Chester, Willcox, and Saxbe, LLP 17 South High Street, Suite 900 Columbus, Ohio 43215 Attention: J. Richard Emens Telephone: (614) 221-4000 Facsimile: (614) 221-4012
If to KLT Gas:	Mr. David B. Jensen, Vice President, Operations KLT Gas Inc. 1201 Walnut Kansas City, Missouri 61406 dbj6606@kcpl.com Telephone: (816) 556-2887 Facsimile: (816) 556-2337
With a Copy to:	H. Martin Gibson Winstead Sechrest & Minick, P.C. 5400 Renaissance Tower 1201 Elm Street Dallas, Texas 75270-2199 mgibson@winstead.com Telephone: (214) 745-5149 Facsimile: (214) 745-5390

All Notices shall be given (a) by personal delivery to the Member, (b) by electronic communication, capable of producing a printed transmission, such as Facsimile or Electronic mail, and followed by mail with a copy of the date and time verification; but excluding electronic mail, (c) by registered or certified mail return receipt requested, or (d) by overnight or other express courier service. All Notices shall be effective and shall be deemed given on the date of receipt at the principal address if received during normal business hours, and, if not received during normal business hours, on the next business day following receipt, or if by electronic communication, on the date of such communication. Either Member may change its address by Notice to the other Member.

16.2 Gender. The singular shall include the plural, and the plural the singular wherever the context so requires, and the masculine, the feminine, and the neuter genders shall be mutually inclusive.

16.3 Currency. All references to "dollars" or "$" herein shall mean lawful currency of the United States of America.

16.4 Headings. The subject headings of the Sections and Subsections of this Agreement and the Paragraphs and Subparagraphs of the Exhibits to this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

16.5 Waiver. The failure of either Member to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit such Member's right thereafter to enforce any provision or exercise any right.

16.6 Modification. No modification of this Agreement shall be valid unless made in writing and duly executed by both Members.

16.7 Force Majeure. Except for the obligation to make payments when due hereunder, the obligations of a Member shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Member to grant); acts of God; Laws, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws; action or inaction by any federal, state or local agency that delays or prevents the issuance or granting of any approval or authorization required to conduct Operations beyond the reasonable expectations of the Member seeking the approval or authorization; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of oil or gas (including gathering and pipelines), and of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights groups, environmental groups, or other similar special interest groups; or any other cause whether similar or dissimilar to the foregoing, but not including low prices. The affected Member shall promptly give notice to the other Member of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. The affected Member shall resume performance as soon as reasonably possible. During the period of suspension the obligations of both Members to advance funds pursuant to **Section 11.2** shall be reduced to levels consistent with then current Operations.

16.8 Rule Against Perpetuities. The Members do not intend that there shall be any violation of the Rule Against Perpetuities, the Rule Against Unreasonable Restraints on the Alienation of Property, or any similar rule. Accordingly, if any right or option to acquire any interest in the Properties, in an Ownership Interest, in the Assets, or in any real property exists under this Agreement, such right or option must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, any such violation should inadvertently occur, the Members hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the Members within the limits permissible under such rules.

16.9 Further Assurances. Each of the Members shall take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement or as may be reasonably required by lenders in connection with Project Financing.

16.10 Entire Agreement; Successors and Assigns. This Agreement and the Members' Agreement between Patrick and KLT Gas, dated January 14, 2000, contain the entire understanding of the Members and supersedes all prior agreements and understandings between the Members relating to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Members.

16.11 Counterparts. This Agreement may be executed in any number of counterparts, and it shall not be necessary that the signatures of both Members be contained on any counterpart. Each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

Patrick Energy Corp.

By: [signature]
Name: MARK PATRICK
Title: VICE PRESIDENT

KLT Gas Inc.

By: [signature]
Name: David M. McCoy
Title: President

EXHIBIT A
To

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

By And Between

Patrick Energy Corp.

And

KLT Gas Inc.

ASSETS AND AREA OF INTEREST

1.1 CONTRACTS AND PROPERTIES

1. Purchase Agreement between Patrick and Dennis Hurst covering interests in approximately 10,000 acres of leases and approximately 41 producing wells.

2. Purchase Agreement between Patrick and Roy Putnam covering interests in approximately 10,000 acres of leases and approximately 41 producing wells. Patrick understands that Putnam has an interest in the same wells as Hurst.

3. Purchase Agreement between Patrick and Cimarron Production Company, Inc. et al. covering approximately 24,000 acres of leases and containing interests in approximately 17 producing wells (Cimarron has interests in the some of the wells in which Hurst and Putnam own interests). This agreement also purports to assign the Lenapah Gas, LLC Pipeline and Gathering System.

4. Purchase Agreement between Patrick and Continental Resources, Inc. and Continental Gas, Inc. covering approximately 13,000 acres of leases and containing approximately 40 producing wells. This agreement also purports to assign the Pipeline and Gas Gathering System for the wells on this property.

5. Other leases acquired by Patrick covering approximately 39,000 acres.

The approximate acreage leased and the number of wells in the several counties are listed on page 3 of **Exhibit A**. Patrick is in the process of doing its due diligence in connection with these agreements, leases, producing wells and gathering systems, and will provide full access to and assist in reviewing the information which Patrick acquires. After the Due Diligence and subsequent to the Effective Date of this Agreement, payments will be made from the Company to appropriate Sellers on the Contracts and appropriate assignments will be made by the several Sellers to the Company. Patrick makes no representations regarding title or any other matters in connection with these Contracts and properties or the project.

1.2 PERSONAL PROPERTY

See 1.1.

1.3 AREA OF INTEREST

To be agreed to by the Members and listed on Page 4 of Exhibit A.

LEASEHOLD AND WELLS

County, State	Approximate Gross Acres	Number of Wells
Haskell County, OK	4,026.617	8
Hughes County, OK	1,667.430	
Latimer County, OK	228.520	
LeFlore County, OK	4,445.300	
McIntosh County, OK	924.000	
Montgomery County, KS	2,150.200	
Muskogee County, OK	1,797.170	
Nowata County, OK	40,898.690	41
Okmulgee County, OK	4,295.666	
Osage County, OK	11,486.770	
Pittsburg County, OK	7,392.386	32
Rogers County, OK	4,890.280	
Washington County, OK	2,499.720	
TOTAL	86,702.749	81

AREA OF INTEREST

PATRICK KLT EXHIBIT - AMI

STATE	COUNTY	TOWNSHIP	RANGE	SECTIONS
KANSAS	MONTGOMERY	33N	14E	ALL
		34N	13E	ALL
		35N	14E	ALL
OKLAHOMA	NOWATA	27N	15E	ALL
		27N	16E	ALL
		28N	15E	ALL
		28N	16E	ALL
		28N	17E	ALL
		29N	16E	ALL
		29N	17E	ALL
OKLAHOMA	WASHINGTON	24N	12E	ALL
		24N	13E	ALL
		23N	13E	13,18,19,24
		24N	15E	ALL
		24N	16E	ALL
OKLAHOMA	OSAGE	29N	12E	ALL
		28N	12E	ALL
		27N	12E	ALL
OKLAHOMA	LE FLORE	5N	26E	ALL
		6N	26E	ALL
		7N	27E	ALL
		7N	26E	ALL
OKLAHOMA	OKMULGEE	14N	15E	19 thru 36
OKLAHOMA	MUSKOGEE	13N	15E	1 thru 10
		14N	14E	ALL
OKLAHOMA	HUGHES	7N	11E	ALL
OKLAHOMA	HASKELL	8N	16E	21 thru 36
OKLAHOMA	PITTSBURG	7N	16E	ALL
		8N	18E	ALL

EXHIBIT B
To
LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

By And Between

Patrick Energy Corp.

And

KLT Gas Inc.

ACCOUNTING PROCEDURES

The financing and accounting procedures to be followed by the Manager and the Members under the Agreement are set forth below. All capitalized terms in these Accounting Procedures shall have the definition attributed to them in the Agreement, unless defined otherwise herein.

The purpose of these Accounting Procedures is to establish equitable methods for determining charges and credits applicable to Operations pursuant to Generally Accepted Accounting Principals, except as otherwise determined by the Management Committee. It is the intent of the Members that neither of them shall lose or profit by reason of the designation of one of them to exercise the duties and responsibilities of the Manager. The Members shall meet and in good faith endeavor to agree upon changes deemed necessary to correct any unfairness or inequity. In the event of a conflict between the provisions of these Accounting Procedures and those of the Agreement, the provisions of the Agreement shall control.

ARTICLE I
GENERAL PROVISIONS

1.1 **General Accounting Records.** The Manager shall maintain detailed and comprehensive cost accounting records in accordance with these Accounting Procedures, including general ledgers, supporting and subsidiary journals, invoices, checks and other customary documentation, sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of Operations for managerial, tax, regulatory or other financial, regulatory, or legal reporting purposes related to the Company. Such records shall be retained for the duration of the period allowed the Members for audit or the period necessary to comply with tax or other regulatory requirements. The records shall reflect all obligations, advances and credits of the Members.

1.2 **Cash Management Accounts.** The Manager shall maintain one or more separate cash management accounts for the payment of all expenses and the deposit of all cash receipts for the Company.

1.3 **Statements and Billings.** The Manager shall prepare statements and bill the Members as provided in **Article XI** of the Agreement. Payment of any such billings by either Member, including the Manager, shall not prejudice such Member's right to protest or question the correctness thereof for a period not to exceed twenty-four (24) months following the calendar year during which such billings were received by such Member. All written exceptions to and claims upon the Manager for incorrect charges, billings or statements shall be made upon the Manager within such twenty-four (24) month period. The time period permitted for adjustments hereunder shall not apply to adjustments resulting from periodic inventories as provided in **Paragraphs 5.1** and **5.2.**

ARTICLE II
CHARGES TO BUSINESS ACCOUNT

Subject to the limitations hereinafter set forth, the Manager shall charge the Business Account with the following:

2.1 **Property Acquisition Costs, Rentals, Royalties and Other Payments.** All property acquisition and holding costs, including filing fees, license fees, costs of permits, delay rentals, production royalties, including any required advances, and all other payments made by the Manager which are necessary to acquire or maintain title to the Assets.

2.2 **Labor and Employee Benefits.**

(a) Salaries and wages of the Manager's employees directly engaged in Operations, including salaries or wages of employees who are temporarily assigned to and directly employed by same.

(b) The Manager's cost of holiday, vacation, sickness and disability benefits, and other customary allowances applicable to the salaries and wages chargeable under **Subparagraph 2.2(a)** and **Paragraph 2.12**. Such costs may be charged on a "when and as paid basis" or by "percentage assessment" on the amount of salaries and wages. If percentage assessment is used, the rate shall be applied to wages or salaries excluding overtime and bonuses. Such rate shall be based on the Manager's cost experience and it shall be periodically adjusted at least annually to ensure that the total of such charges does not exceed the actual cost thereof to the Manager.

(c) The Manager's actual cost of established plans for employees' group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus (except production or incentive bonus plans under a union contract based on actual rates of production, cost savings and other production factors, and similar non-union bonus plans customary in the industry or necessary to attract competent employees, which bonus payments shall be considered salaries and wages under **Subparagraph 2.2(a)** or **Paragraph 2.12** rather than employees' benefit plans) and other benefit plans of a like nature applicable to salaries and wages chargeable under **Subparagraphs 2.2(a)** or **Paragraph 2.12**, provided that the plans are limited to the extent feasible to those customary in the industry.

(d) Cost of assessments imposed by governmental authority that are applicable to salaries and wages chargeable under **Subparagraph 2.2(a)** and **Paragraph 2.12**, including all penalties except those resulting from the willful misconduct or gross negligence of the Manager.

2.3 Materials, Equipment and Supplies. The cost of materials, equipment and supplies (herein called "Material") purchased from unaffiliated third parties or furnished by either Member as provided in **Paragraph 3.2**. The Manager shall purchase or furnish only so much Material as may be required for immediate use in efficient and economical Operations. The Manager shall also maintain inventory levels of Material at reasonable levels to avoid unnecessary accumulation of surplus stock.

2.4 Equipment and Facilities Furnished by Manager. The cost of machinery, equipment and facilities owned by the Manager and used in Operations or used to provide support or utility services to Operations charged at rates commensurate with the actual costs of ownership and operation of such machinery, equipment and facilities. Such rates shall include costs of maintenance, repairs, other operating expenses, insurance, taxes, depreciation and interest at a rate not to exceed Prime Rate plus three percent (3%) per annum. Such rates shall not exceed the average commercial rates currently prevailing in the vicinity of the Operations.

2.5 Transportation. Reasonable transportation costs incurred in connection with the transportation of employees and material necessary for Operations.

2.6 Contract Services and Utilities. The cost of contract services and utilities procured from outside sources, other than services described in **Paragraphs 2.9** and **2.13**. If contract services are performed by the Manager or an Affiliate thereof, the cost charged to the Business Account shall not be greater than that for which comparable services and utilities are available in the open market within the vicinity of Operations. The cost of professional consultant services procured from outside sources in excess of Twenty-Five Thousand Dollars ($25,000.00) per annum per contract shall not be charged to the Business Account unless approved by the Management Committee.

2.7 Insurance Premiums. Net premiums paid for insurance required to be carried for Operations for the protection of the Members. When Operations are conducted in an area where the Manager may self-insure for Workers' Compensation and/or Employer's Liability under state law, the Manager may elect to include such risks in its self-insurance program and shall charge its costs of self-insuring such risks to the Business Account provided that such charges shall not exceed published manual rates.

2.8 Damages and Losses. All costs in excess of insurance proceeds necessary to repair or replace damage or losses to any Assets resulting from any cause other than the willful misconduct or gross negligence of the Manager. The Manager shall furnish the Management Committee with written notice of damages or losses as soon as practicable after a report thereof has been received by the Manager.

2.9 Legal and Regulatory Expense. Except as otherwise provided in **Paragraph 2.13**, all legal and regulatory costs and expenses incurred in or resulting from Operations or necessary to protect or recover the Assets of the Company, including costs of title investigation and title curative services. All attorney's fees and other legal costs to handle, investigate and settle litigation or claims, and amounts paid in settlement of such litigation or claims in excess of Twenty-Five Thousand Dollars ($25,000.00) per annum shall not be charged to the Business Account unless approved by the Management Committee.

2.10 Audit. Cost of annual audits under **Subsection 11.6(a)** of the Agreement.

2.11 Taxes. All taxes, assessments and like charges on Operations and Assets which have been paid by the Manager for the benefit of the Members. Each Member is separately responsible for taxes determined or measured by a Member's sales revenue or net income.

2.12 District (Field Supervision). A pro rata portion of: (i) the salaries and expenses of the Manager's superintendent and other employees serving Operations whose time is not allocated directly to such Operations, and (ii) the costs of maintaining and operating an office and any necessary suboffice. The expense of those facilities, less any revenue therefrom, shall include depreciation or a fair monthly rental in lieu of depreciation of the investment. The total of such charges for all Properties served by the Manager's employees and facilities shall be apportioned to the Business Account on the basis of a ratio to be approved by the Management Committee.

2.13 Administrative Charge.

(a) Each month, the Manager shall charge the Business Account a sum for each phase of Operations as provided below, which shall be a liquidated amount to reimburse the Manager for its home office overhead and general and administrative expenses to conduct each phase of Operations:

(i) Monthly Management Charge $40,000/month for each of the first four months at which time it shall be reviewed by the Management Committee
(ii) Well Site Supervision (drilling and completion/month) $2625
(iii) Well Pumping Charge $200/well/month
(iv) Gathering System Maintenance $1000/system/month

(b) The Management Committee shall annually review the administrative charges and shall amend the methodology or rates used to determine such charges if they are found to be insufficient or excessive based on the principles that the Manager shall not make a profit or suffer a loss and that it should be fairly and adequately compensated for its costs and expenses.

2.14 Other Expenditures. Any reasonable direct expenditure, other than expenditures which are covered by the foregoing provisions, incurred by the Manager for the necessary and proper conduct of Operations.

ARTICLE III
BASIS OF CHARGES TO BUSINESS ACCOUNT

3.1 Purchases. Material purchased and services procured from third parties shall be charged to the Business Account by the Manager at invoiced cost, including applicable transfer taxes, less all discounts taken. If any Material is determined to be defective or is returned to a vendor for any other reason, the Manager shall credit the Business Account when an adjustment is received from the vendor.

3.2 Material Furnished by a Member for Use in the Business. Any Material furnished by either Member for use in the Business or distributed to either Member by the Manager shall be priced on the following basis:

(a) New Material: New Material furnished by either Member shall be priced F.O.B. the nearest reputable supply store or railway receiving point, where like Material is available, at the current replacement cost of the same kind of Material, exclusive of any available cash discounts, at the time it is furnished (the **"New Price"**).

(b) Used Material:

(i) Used Material in sound and serviceable condition and suitable for reuse without reconditioning shall be priced as follows:

(A) Used Material furnished by either Member shall be priced at seventy-five percent (75%) of the New Price;

(B) Used Material distributed to either Member shall be priced (i) at seventy-five percent (75%) of the New Price if such Material was originally charged to the Business Account as new Material, or (ii) at sixty-five percent (65%) of the New Price if such Material was originally charged to the Business Account as good used Material at seventy-five percent (75%) of the New Price.

(ii) Other used Material that, after reconditioning, will be further serviceable for original function as good secondhand Material, or that is serviceable for original function but not substantially suitable for reconditioning, shall be priced at fifty percent (50%) of New Price. The cost of any reconditioning shall be borne by the transferee.

(iii) Bad-Order Material which is no longer usable for its original purpose without excessive repair cost but further usable for some other purpose shall be priced on a basis comparable with items normally used for that purpose.

(iv) All other Material, including junk, shall be priced at a value commensurate with its use or at prevailing prices.

(c) Obsolete Material. Any Material that is serviceable and usable for its original function, but its condition is not equivalent to that which would justify a price as provided above, shall be priced by the Management Committee. Such price shall be set at a level that will result in a charge to the Business Account equal to the value of the service to be rendered by such Material.

3.3 **Premium Prices.** Whenever Material is not readily obtainable at published or listed prices because of national emergencies, strikes or other unusual circumstances over which the Manager has no control, the Manager may charge the Business Account for the required Material on the basis of the Manager's direct cost and expenses incurred in procuring such Material and making it suitable for use. The Manager shall give written notice of the proposed charge to the Members prior to the time when such charge is to be billed, whereupon either Member shall have the right, by notifying the Manager within ten days of the delivery of the notice from the Manager, to furnish at the usual receiving point all or part of its share of Material suitable for use and acceptable to the Manager.

3.4 **Warranty of Material Furnished by the Manager or Members.** Neither Member warrants any Material furnished beyond any dealer's or manufacturer's warranty and no credits shall be made to the Business Account for defective Material until adjustments are received by the Manager from the dealer, manufacturer or their respective agents.

ARTICLE IV
DISPOSAL OF MATERIAL

4.1 Disposition Generally. The Manager shall have no obligation to purchase either Member's interest in Material. The Management Committee shall determine the disposition of major items of surplus Material, provided the Manager shall have the right to dispose of normal accumulations of junk and scrap Material either by sale or by transfer to the Members as provided in **Paragraph 4.2.**

4.2 Distribution to Members. Any Material to be distributed to the Members shall be made in proportion to their respective Participating Interests, and corresponding credits shall be made to the Business Account on the basis provided in **Paragraph 3.2**.

4.3 Sales. Sales of Material to third parties shall be credited to the Business Account at the net amount received. Any damages or claims by the Purchaser shall be charged back to the Business Account if and when paid.

ARTICLE V
INVENTORIES

5.1 Periodic Inventories, Notice and Representations. At reasonable intervals, inventories shall be taken by the Manager, which shall include all such Material as is ordinarily considered controllable by operators of oil and gas properties and the expense of conducting such periodic inventories shall be charged to the Business Account. The Manager shall give written notice to the Members of its intent to take any inventory at least thirty (30) days before such inventory is scheduled to take place. A Member shall be deemed to have accepted the results of any inventory taken by the Manager if the Member fails to be represented at such inventory.

5.2 Reconciliation and Adjustment of Inventories. Reconciliation of inventory with charges to the Business Account shall be made, and a list of overages and shortages shall be furnished to the Management Committee within six (6) months after the inventory is taken. Inventory adjustments shall be made by the Manager to the Business Account for overages and shortages, but the Manager shall be held accountable to the Company only for shortages due to lack of reasonable diligence.

EXHIBIT C
To
LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

By And Between

Patrick Energy Corp.

And

KLT Gas Inc.

TAX MATTERS

ARTICLE I
EFFECT OF THIS EXHIBIT

This Exhibit shall govern the relationship of the Members and the Company with respect to tax matters and the other matters addressed herein. Except as otherwise indicated, capitalized terms used in this Exhibit shall have the meanings given to them in the Agreement. In the event of a conflict between this Exhibit and the other provisions of the Agreement, the terms of this Exhibit shall control.

ARTICLE II
TAX MATTERS PARTNER

2.1 Designation of Tax Matters Partner. The Manager is hereby designated the tax matters partner (the **"TMP"**) as defined in Section 6231(a)(7) of the Internal Revenue Code of 1986 ("the Code") and shall be responsible for, make elections for, and prepare and file any federal and state tax returns or other required tax forms following approval of the Management Committee. In the event of any change in Manager, the Member serving as Manager at the end of a taxable year shall continue as TMP with respect to all matters concerning such year unless the TMP for that year is required to be changed pursuant to applicable Treasury Regulations. The TMP and the other Member shall use reasonable best efforts to comply with the responsibilities outlined in this **Article II** and in Sections 6221 through 6233 of the Code (including any Treasury regulations promulgated thereunder) and in doing so shall incur no liability to any other party.

2.2 Notice. Each Member shall furnish the TMP with such information (including information specified in Section 6230(e) of the Code) as it may reasonably request to permit it to provide the Internal Revenue Service with sufficient information to allow proper notice to the Members in accordance with Section 6223 of the Code. The TMP shall keep each Member informed of all administrative and judicial proceedings for the adjustment at the partnership level of partnership items in accordance with Section 6223(g) of the Code.

2.3 **Inconsistent Treatment of Tax Item.** If an administrative proceeding contemplated under Section 6223 of the Code has begun, and the TMP so requests, each Member shall notify the TMP of its treatment of any partnership item on its federal income tax return that is inconsistent with the treatment of that item on the partnership return.

2.4 **Extensions of Limitation Periods.** The TMP shall not enter into any extension of the period of limitations as provided under Section 6229 of the Code without first giving reasonable advance notice to the other Member of such intended action.

2.5 **Requests for Administrative Adjustments.** Neither Member shall file, pursuant to Section 6227 of the Code, a request for an administrative adjustment of partnership items for any taxable year of the Company without first notifying the other Member. If the other Member agrees with the requested adjustment, the TMP shall file the request for administrative adjustment on behalf of the Company. If consent is not obtained within thirty (30) days after notice from the proposing Member, or within the period required to timely file the request for administrative adjustment, if shorter, either Member, including the TMP, may file that request for administrative adjustment on its own behalf.

2.6 **Judicial Proceedings.** Either Member intending to file a petition under Section 6226, 6228 or other sections of the Code with respect to any partnership item, or other tax matters involving the Company, shall notify the other Member of such intention and the nature of the contemplated proceeding. If the TMP is the Member intending to file such petition, such notice shall be given within a reasonable time to allow the other Member to participate in the choosing of the forum in which such petition will be filed. If both Members do not agree on the appropriate forum, then the appropriate forum shall be decided in accordance with **Section 8.2** of the Agreement. If a deadlock results, the TMP shall choose the forum. If either Member intends to seek review of any court decision rendered as a result of a proceeding instituted under the preceding part of this Paragraph, such Member shall notify the other Member of such intended action.

2.7 **Settlements.** The TMP shall not bind the other Member to a settlement agreement without first obtaining the written consent of any such Member. Either Member who enters into a settlement agreement for its own account with respect to any partnership items, as defined by Section 6231(a)(3) of the Code, shall notify the other Member of such settlement agreement and its terms within ninety (90) days from the date of settlement.

2.8 **Fees and Expenses.** The TMP shall not engage legal counsel, certified public accountants, or others without the prior consent of the Management Committee. Either Member may engage legal counsel, certified public accountants, or others in its own behalf and at its sole cost and expense. Any reasonable item of expense, including but not limited to fees and expenses for legal counsel, certified public accountants, and others which the TMP incurs (after proper consent by the Management Committee as provided above) in connection with any audit, assessment, litigation, or other proceeding regarding any partnership item, shall constitute proper charges to the Business Account and shall be borne by the Members as any other item which constitutes a direct charge to the Business Account pursuant to the Agreement.

2.9 **Survival.** The provisions of the foregoing paragraphs, including but not limited to the obligation to pay fees and expenses contained in **Paragraph 2.8**, shall survive the termination of the Company or the termination of either Member's interest in the Company and shall remain binding on the Members for a period of time necessary to resolve with the Internal Revenue Service or the Department of the Treasury any and all matters regarding the federal income taxation of the Company for the applicable tax year(s).

ARTICLE III
TAX ELECTIONS AND ALLOCATIONS

3.1 **Company Election.** It is understood and agreed that the Members intend to create a partnership for United States federal and state income tax purposes, and, unless otherwise agreed to hereafter by both Members, no Member shall take any action to change the status of the Company as a partnership under Treas. Reg. § 1.7701-3 or similar provision of state law. It is understood and agreed that the Members intend to create a partnership for federal and state income tax purposes only. The Manager shall file with the appropriate office of the Internal Revenue Service a partnership income tax return covering the Operations. The Members recognize that the Agreement may be subject to state income tax statutes. The Manager shall file with the appropriate offices of the state agencies any required partnership state income tax returns. Each Member agrees to furnish to the Manager any information it may have relating to Operations as shall be required for proper preparation of such returns. The Manager shall furnish to the other Member for its review a copy of each proposed income tax return at least two weeks prior to the date the return is filed.

3.2 **Tax Elections.** The Company shall make the following elections for purposes of all partnership income tax returns:

(a) To use the accrual method of accounting.

(b) Pursuant to the provisions at Section 706(b)(1) of the Code, to use as its taxable year the year ended December 31. In this connection, Patrick represents that its taxable year is the year ending December 31 and KLT Gas represents that its taxable year is the year ending December 31.

(c) Unless the Members unanimously agree otherwise, to compute the allowance for depreciation in respect of all depreciable Assets using the maximum accelerated tax depreciation method and the shortest life permissible or, at the election of the Manager, using the units of production method of depreciation.

(d) To adjust the basis of property of the Company under Section 754 of the Code at the request of either Member;

(e) To amortize over the shortest permissible period all organizational expenditures and business start-up expenses under Sections 195 and 709 of the Code;

Any other election required or permitted to be made by the Company under the Code or any state tax law shall be made as determined by the Management Committee.

3.3 Allocations to Members. Allocations for Capital Account purposes shall be in accordance with the following:

(a) All items of deduction, loss, income and gain shall be allocated to the Members in accordance with their Ownership Interests.

(b) Pursuant to Section 613A(c)(7)(D) of the Code, the deduction for depletion for federal income tax purposes with respect to each separate property (as defined in Section 614 of the Code) of the Company shall be computed by each Member and not the Company. The Manager shall provide information as may be reasonably required for each Member to make such computations. For the purpose of the computation of depletion for federal income tax purposes, each Member shall be considered to own, and shall be allocated, its proportionate share of the adjusted basis of each oil and gas property of the Company. For this purpose, as permitted by Treasury Regulation Section 1.613A-3(e)(2)(ii), the proportionate share of each Member in the adjusted basis of each property shall be determined in accordance with the Ownership Interests of the Members in effect on the date the property is acquired and which are used to allocate deduction, loss, income and gain.

(c) If the Members' Ownership Interests change during any taxable year of the Company, the distributive share of items of income, gain, loss and deduction of each Member shall be determined in any manner (1) permitted by Section 706 of the Code, and (2) agreed by both Members. If the Members cannot agree on a method, the method shall be determined by the Manager in consultation with the Company's tax advisers, with preference given to the interim closing-of-the-books method except where application of that method would result in undue administrative expense in relationship to the amount of the items to be allocated.

(d) For purposes of this **Paragraph 3.3**, items financed through indebtedness of, or from revenues of, the Company shall be treated as funded from contributions made by the Members to the Company in accordance with their Ownership Interests. "Nonrecourse deductions," as defined by Treas. Reg. § 1.704-2(b)(1) shall be allocated between the Members in proportion to their Ownership Interests.

3.4 Regulatory Allocations. Notwithstanding the provisions of **Paragraph 3.3** to the contrary, the following special allocations shall be given effect for purposes of maintaining the Members' Capital Accounts.

(a) If either Member unexpectedly receives any adjustments, allocations, or distributions described in Treas. Reg. § 1.704-1(b)(2)(ii)(d)(4), § 1.704-1(b)(2)(ii)(d)(5) or § 1.704-1(b)(2)(ii)(d)(6), which result in a deficit Capital Account balance, items of income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Capital Account deficit of such Member as quickly as possible. For the purposes of this **Subparagraph 3.4(a)**, each Member's Capital Account balance shall be increased by the sum of (i) the amount such Member is obligated to restore pursuant to any provision of the Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5).

(b) If there is a net decrease in partnership minimum gain for a taxable year of the Company, each Member shall be allocated items of income and gain for that year equal to that Member's share of the net decrease in partnership minimum gain, all in accordance with Treas. Reg. § 1.704-2(f). If, during a taxable year of the Company, there is a net decrease in partner nonrecourse debt minimum gain, any Member with a share of that partner nonrecourse debt minimum gain as of the beginning of the year shall be allocated items of income and gain for the year (and, if necessary, for succeeding years) equal to that partner's share of the net decrease in partner nonrecourse debt minimum gain, all in accordance with Treas. Reg. § 1.704-2(i)(4). Pursuant to Treas. Reg. § 1.704-2(i)(1), deductions attributable to "partner nonrecourse liability" shall be allocated to the Member that bears the economic risk of loss for such liability (or is treated as bearing such risk).

(c) If the allocation of deductions to either Member would cause such Member to have a deficit Capital Account balance at the end of any taxable year of the Company (after all other allocations provided for in this **Article III** have been made and after giving effect to the adjustments described in **Subparagraph 3.4(a)**), such deductions shall instead be allocated to the other Member.

3.5 Curative Allocations. The allocations set forth in **Paragraph 3.4** (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss or deduction pursuant to this Paragraph. Therefore, notwithstanding any other provisions of this **Article III** (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all items were allocated pursuant to **Paragraph 3.3** without regard to **Paragraph 3.4**.

3.6 Tax Allocations. Except as otherwise provided in this **Paragraph 3.6**, items of taxable income, deduction, gain and loss shall be allocated in the same manner as the corresponding item is allocated for book purposes under **Paragraphs 3.3**, **3.4** and **3.5** of the corresponding item determined for Capital Account purposes.

(a) Recapture of tax deductions arising out of a disposition of property shall, to the extent consistent with the allocations for tax purposes of the gain or amount realized giving rise to such recapture, be allocated to the Members in the same proportions as the recaptured deductions were originally allocated or claimed.

(b) To the extent required by Section 704(c) of the Code, income, gain, loss, and deduction with respect to property contributed to the Company by a Member shall be shared among both Members so as to take account of the variation between the basis of the property to the Company and its fair market value at the time of contribution. The Members intend that Section 704(c) shall effect no allocations of tax items that are different from the allocations under **Paragraphs 3.3, 3.4** and **3.5** of the corresponding items for Capital Account purposes; provided that gain or loss on the sale of property contributed to the Company shall be allocated to the contributing member to the extent of built-in gain or loss, respectively, as determined under Treas. Reg. § 1.704-3(a). However, to the extent that allocations of other tax items are required pursuant to Section 704(c) of the Code to be made other than in accordance with the allocations under **Paragraphs 3.3, 3.4** and **3.5** of the corresponding items for Capital Account purposes, Section 704(c) shall be applied in accordance with the method available under Treas. Reg. § 1.704-3 which most closely approximates the allocations set forth in **Paragraphs 3.3, 3.4** and **3.5**.

(c) The Members understand the allocations of tax items set forth in this **Paragraph 3.6**, and agree to report consistently with such allocations for federal and state tax purposes.

ARTICLE IV
CAPITAL ACCOUNTS; LIQUIDATION

4.1 Capital Accounts.

(a) A separate Capital Account shall be established and maintained by the TMP for each Member. Such Capital Account shall be increased by (i) the amount of money contributed by the Member to the Company, (ii) the fair market value of property contributed by the Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752) and (iii) allocations to the Member under **Paragraphs 3.3, 3.4** and **3.5** of Company income and gain (or items thereof), including income and gain exempt from tax; and shall be decreased by (iv) the amount of money distributed to the Member by the Company, (v) the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property and that the Member is considered to assume or take subject to under Code Section 752), (vi) allocations to the Member under **Paragraphs 3.3, 3.4** and **3.5** of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to a Capital Account, and (vii) allocations of Company loss and deduction (or items thereof), excluding items described in (vi) above and percentage depletion to the extent it exceeds the adjusted tax basis of the depletable property to which it is attributable. The Members agree that the net fair market value of the property contributed by Patrick to the Company pursuant to **Section 3.1(a)** of the Agreement is Eighteen Million Eight Hundred Fifty Thousand Dollars ($18,850,000).

(b) In the event that the Capital Accounts of the Members are computed with reference to the book value of any Asset which differs from the adjusted tax basis of such Asset, then the Capital Accounts shall be adjusted for depreciation, depletion, amortization and gain or loss as computed for book purposes with respect to such Asset in accordance with Treas. Reg. § 1.704-1(b) (2)(iv)(g).

(c) In the event any interest in the Company is transferred in accordance with the terms of the Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest, except as provided in Treas. Reg. § 1.704-1(b)(2)(iv)(1).

(d) In the event property, other than money, is distributed to a Member, the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Accounts previously) would be allocated among the Members if there was a taxable disposition of such property for the fair market value of such property (taking Section 7701(g) of the Code into account) on the date of distribution. For this purpose the fair market value of the property shall be determined as set forth in **Paragraph 4.2(a)** below.

(e) In the event the Management Committee designates a Supplemental Business Arrangement area within the Area of Interest as described in **Section 10.13** of the Agreement, the Management Committee shall appropriately segregate Capital Accounts to reflect that designation and shall make such other modifications to the Agreement as are appropriate to reflect the manner of administering Capital Accounts in accordance with the terms of this **Exhibit C**.

(f) The foregoing provisions, and the other provisions of the Agreement relating to the maintenance of Capital Accounts and the allocations of income, gain, loss, deduction and credit, are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Management Committee shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Management Committee may make such modification, provided that it is not likely to have a material effect on the amount distributable to either Member upon liquidation of the Company pursuant to **Paragraph 4.2**.

(g) If the Members so agree, upon the occurrence of an event described in Treas. Reg. § 1.704-1(b)(2)(iv)(f)(5), the Capital Accounts shall be restated in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(f) to reflect the manner in which unrealized income, gain, loss or deduction inherent in the assets of the Company (that has not been reflected in the Capital Accounts previously) would be allocated among the Members if there were a taxable disposition of such assets for their fair market values, as determined in accordance with **Subparagraph 4.2(a)**. For purposes of **Paragraph 3.3**, a Member shall be treated as contributing the portion of the book value of any property that is credited to the Member's Capital Account pursuant to the preceding sentence. Following a revaluation pursuant to this **Subparagraph 4.1(h)**, the Members' shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to property that has been revalued pursuant to this **Subparagraph 4.1(h)** shall be determined in accordance with the principles of Code Section 704(c) as applied pursuant to the final sentence of **Subparagraph 3.6(b)**.

4.2 Liquidation. In the event the Company is dissolved pursuant to **Section 14.1** of the Agreement then, notwithstanding any other provision of the Agreement to the contrary, the following steps shall be taken (after taking into account any transfers of Capital Accounts pursuant to **Sections 3.2(a)**, **4.4(a)** or **14.2** of the Agreement):

(a) The Capital Accounts of the Members shall be adjusted to reflect any gain or loss which would be realized by the Company and allocated to the Members pursuant to the provisions of **Article III** of this **Exhibit C** if the Assets had been sold at their fair market value at the time of liquidation. The fair market value of the Assets shall be determined by agreement of both Members *provided, however,* that in the event that the Members fail to agree on the fair market value of any Asset, its fair market value shall be determined by a nationally recognized independent engineering firm or other qualified independent party approved by both Members.

(b) After making the foregoing adjustments and/or contributions, all remaining Assets shall be distributed to the Members in accordance with the balances in their Capital Accounts (after taking into account all allocations under **Article III**). Unless otherwise expressly agreed by both Members, each Member shall receive an undivided interest in each and every Asset determined by the ratio of the amount in each Member's Capital Account to the total of both of the Members' Capital Accounts. Assets distributed to the Members shall be deemed to have a fair market value equal to the value assigned to them pursuant to **Subparagraph 4.2(a)** above.

(c) All distributions to the Members in respect of their Capital Accounts shall be made in accordance with the time requirements of Treas. Reg. §§ 1.704-1(b)(2)(ii)(b)(2).

4.3 Deemed Terminations. Notwithstanding the provisions of **Paragraph 4.2**, if the "liquidation" of the Company results from a deemed termination under Section 708(b)(1)(B) of the Code, then (i) **Subparagraphs 4.2(a) and (b)** shall not apply, (ii) the Company shall be deemed to have contributed its assets to a new partnership in exchange for an interest therein, and immediately thereafter, distributing interests therein to the purchasing party and the non-transferring Members in proportion to their interests in the Company in liquidation thereof, (iii) the new partnership shall continue pursuant to the terms of the Agreement and this Exhibit.

ARTICLE V
SALE OR ASSIGNMENT

The Members agree that if either one of them makes a sale or assignment of its Ownership Interest under the Agreement, and such sale or assignment causes a termination under Section 708(b)(1)(B) of the Code, the terminating Member shall indemnify the non-terminating Member and save it harmless on an after-tax basis for any increase in taxes to the non-terminating Member caused by the termination of the Company as provided in **Section 7.2** of the Agreement.

EXHIBIT D
To
LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

By And Between

Patrick Energy Corp.

And

KLT Gas Inc.

DEFINITIONS

"Act" means the Oklahoma Limited Liability Company Act, O.S. 18 §2000 *et seq.*

"Affiliate" means any person, partnership, limited liability company, joint venture, corporation, or other form of enterprise which Controls, is Controlled by, or is under common Control with a Member.

"Agreement" means this Limited Liability Company Operating Agreement, including all amendments and modifications, and all schedules and exhibits, all of which are incorporated by this reference.

"Area of Interest" means the area described in **Paragraph 1.3** of **Exhibit A**.

"Assets" means the Properties, Products, Business Information, and all other real and personal property, tangible and intangible, including existing or after-acquired properties and all contract rights held for the benefit of the Members hereunder.

"Budget" means a detailed estimate of all costs to be incurred and a schedule of cash advances to be made by the Members with respect to a Program.

"Business" means the conduct of the business of the Company in furtherance of the purposes set forth in **Section 2.3** and in accordance with this Agreement.

"Business Account" means the account maintained by the Manager for the Business in accordance with **Exhibit B**.

"Business Information" means the terms of this Agreement, and any other agreement relating to the Business, the Existing Data, and all information, data, knowledge and know-how, in whatever form and however communicated (including, without limitation, Confidential Information), developed, conceived, originated or obtained by either Member in performing its obligations under this Agreement. The term "Business Information" shall not include any improvements, enhancements, refinements or incremental additions to Member Information that are developed, conceived, originated or obtained by either Member in performing its obligations under this Agreement.

"Capital Account" means the account maintained for each Member in accordance with **Exhibit C**.

"Company" means Patrick KLT Gas, LLC, an Oklahoma limited liability company formed in accordance with, and governed by, this Agreement.

"Confidential Information" means all information, data, knowledge and know-how (including, but not limited to, formulas, patterns, compilations, programs, devices, methods, techniques and processes) that derives independent economic value, actual or potential, as a result of not being generally known to, or readily ascertainable by, third parties and which is the subject of efforts that are reasonable under the circumstances to maintain its secrecy, including without limitation all analyses, interpretations, compilations, studies and evaluations of such information, data, knowledge and know-how generated or prepared by or on behalf of either Member.

"Continuing Obligations" mean obligations or responsibilities that are reasonably expected to continue or arise after Operations on a particular area of the Properties have ceased or are suspended.

"Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"Cover Payment" shall have the meaning as set forth in **Section 11.4** of the Agreement.

"Development" means all activities conducted to search for and find oil and gas, including the acquisition of geological and geophysical information and acquisition of leases and related activities, and drilling, completion, recompletion, and work-over of wells including installation of tank batteries, pipe, etc., and all related activities

"Effective Date" means the date set forth in the preamble to this Agreement.

"**Encumbrance**" or "**Encumbrances**" means mortgages, deeds of trust, security interests, pledges, liens, net profits interests, royalties or overriding royalty interests, other payments out of production, or other burdens of any nature.

"**Environmental Laws**" means Laws aimed at reclamation or restoration of the Properties; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances as wastes into the environment, including without limitation, ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

"**Environmental Liabilities**" means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including, without limitation, attorneys' fees and costs, experts' fees and costs, and consultants' fees and costs) of any kind or of any nature whatsoever that are asserted against either Member, by any person or entity other than the other Member, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Properties and/or emanating or migrating and/or threatening to emanate or migrate from the Properties to off-site properties; (ii) physical disturbance of the environment; or (iii) the violation or alleged violation of any Environmental Laws.

"**Existing Data**" means maps, drill logs and other drilling data, core, pulps, reports, surveys, geological and geophysical data, analyses, production reports, operations, technical, accounting and financial records, and other material information developed in operations on the Properties prior to the Effective Date.

"**Expansion**" or "**Modification**" means (i) a material increase in production or production capacity; or (ii) a material change in the recovery process. An increase or change shall be deemed "material" if it is anticipated to cost more than 10% of original capital costs attributable to the Development from the properties or production capacity, recovery process or waste or tailings disposal facility to be expanded or modified.

"**Exploration**" means all activities directed toward ascertaining the existence, location, quantity and quality of commercial Products.

"Governmental Fees" means all location fees, and similar payments required by Law.

"Initial Capital Contribution" means that contribution each Member has made or agrees to make pursuant to **Section 3.1** of the Agreement.

"Law" or **"Laws"** means all applicable federal, state and local laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

"Management Committee" means the committee established under **Article VIII** of the Agreement.

"Manager" means the Member appointed under **Article IX** of the Agreement to manage Operations, or any successor Manager.

"Member" means Patrick or KLT Gas, any permitted successor or assign of Patrick or KLT Gas, or any other person admitted as a Member of the Company under this Agreement.

"Member Information" means all information, data, knowledge and know-how, in whatever form and however communicated (including, without limitation, Confidential Information but excluding the Existing Data), which, as shown by written records, was developed, conceived, originated or obtained by a Member: (a) prior to entering into this Agreement, or (b) independent of its performance under the terms of this Agreement.

"Net Proceeds" means certain amounts calculated as provided in **Exhibit** E, which may be payable to a Member under **Subsections 4.4(b)** or **11.5(b)(ii)** of the Agreement.

"Operations" means the activities carried out by the Company under this Agreement.

"Oil and Gas" includes coalbed methane.

"Ownership Interest" means the percentage interest representing the ownership interest of a Member in the Company, and all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder. Ownership Interests shall be calculated to three decimal places and rounded two decimal places as follows: Decimals of .005 or more shall be rounded up (*e.g.*, 1.519% rounded to 1.52%); decimals of less than .005 shall be rounded down (*e.g.*, 1.514% rounded to 1.51%). The initial Ownership Interests of the Members are set forth **Section 4.1** of the Agreement.

"Prime Rate" means the interest rate quoted and published as "Prime" as published in *The Wall Street Journal*, under the heading "Money Rate," as the rate may change from day to day.

"Production" means the extraction of Products from wells and all other activities carried on under the Agreement not described in Development, including the laying of lines and gathering of gas.

"Products" means all oil (including but not limited to distillate and condensate), and gas (including casinghead gas, coal seam gas, helium and all other constituents), (coal seam gas shall include but not be limited to gob gas, coalbed methane and other constituents, whether found within the coal seam, gob zone above, within or relative to the coal seam, or outside the coal bearing strata).

"Program" means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Manager for a period determined by the Management Committee.

"Program Period" means the time period covered by an adopted Program and Budget.

"Project Financing" means any financing approved by the Management Committee and obtained by the Members for the purpose of placing a lease situated on the Properties into commercial production, but shall not include any such financing obtained individually by either Member to finance payment or performance of its obligations under the Agreement.

"Properties" means those interests in real and personal property described in **Paragraph 1.1** of **Exhibit A** and all other interests in real and personal property within the Area of Interest that are acquired and held subject to this Agreement.

"Real Property" includes oil and gas leases and mineral interests.

"Related Party" or **"Related Parties"** means a Member's or Affiliate's Spouse and lineal descendants, trusts for their exclusive benefit (for purposes of determining exclusive benefit contingent remainder interests shall be ignored) and business entities exclusively owned by the foregoing.

"Transfer" means, when used as a verb, to sell, grant, assign or create an Encumbrance, pledge or otherwise convey, or dispose of or commit to do any of the foregoing, or to arrange for substitute performance by an Affiliate or third party (except as permitted under **Subsection 9.2(j)** and **Section 9.6** of the Agreement), either directly or indirectly; and, when used as a noun, means such a sale, grant, assignment, Encumbrance, pledge or other conveyance or disposition, or such an arrangement.

EXHIBIT E
To
LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

By And Between

Patrick Energy Corp.

And

KLT Gas Inc.

NET PROCEEDS

1.1 Income and Expenses. Net Proceeds shall be calculated by deducting from the Gross Revenue (as defined below) realized (or deemed to be realized), such costs and expenses attributable to exploration, Development, Production, the marketing of Products and other Operations as would be deductible under generally accepted accounting principles and practices consistently applied, including without limitation:

(a) All costs and expenses of replacing, expanding, modifying, altering or changing from time to time the Production facilities. Costs and expenses of improvements that are also used in connection with activities other than the Properties shall be charged to the Properties only in the proportion that their use in connection with the Properties bears to their total use;

(b) Ad valorem real property and unsecured personal property taxes, and all taxes, other than income taxes, applicable to Production of the Properties, including without limitation all state taxes, sales taxes, severance taxes, license fees and governmental levies of a similar nature;

(c) Allowance for overhead in accordance with **Paragraph 2.13** of **Exhibit B**;

(d) All expenses incurred relative to the sale of Products;

(e) All amounts payable to the remaining Member during Production pursuant to any applicable operating or similar agreement in force with respect thereto;

(f) Interest on monies borrowed or advanced for costs and expenses, but in no event in excess of the maximum permitted by law;

(g) An allowance for reasonable working capital and inventory;

(h) Actual costs of Operations; and

(i) Rental, royalty, production, and purchase payments.

For purposes hereof, the term "Gross Revenue" shall mean the sum of (i) gross receipts from sale of Products; (ii) gross receipts from the sale or other disposition of Assets; (iii) insurance proceeds; and (iv) judgment proceeds.

It is intended that the remaining Member shall recoup from Gross Revenue all of its on-going contributions for exploration, Development, Production, and marketing Products before any Net Proceeds are distributed to any person holding a Net Proceeds interest. No deduction shall be made for income taxes, depreciation, amortization or depletion. If in any year after the beginning of Production of the Properties an operating loss relative thereto is incurred, the amount thereof shall be considered as and be included with outstanding costs and expenses and carried forward in determining Net Proceeds for subsequent periods. If Products are processed by the remaining Member, or are sold to an Affiliate of the remaining Member, then, for purposes of calculating Net Proceeds, such Products shall be deemed conclusively to have been sold at a price equal to fair market value to arm's length purchaser for the Properties.

1.2 Payment of Net Proceeds. Payments of Net Proceeds to Members shall be based on their respective Ownership Interests and shall commence in the calendar year in which Net Proceeds are first realized, and shall be made forty-five (45) days following the end of each calendar quarter during which Net Proceeds are realized, and shall be subject to adjustment, if required, at the end of each calendar year except as provided otherwise. The recipient of such Net Proceeds payments shall have the right to audit such payments following receipt of each payment by giving notice to the remaining Member and by conducting such audit in accordance with **Section 11.6** of the Agreement. Costs of such an audit shall be borne by the holder of the Net Proceeds interest described herein.

1.3 Definitions. All capitalized words and terms used herein have the same meaning as in the Agreement.

EXHIBIT F
To
LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

By And Between

Patrick Energy Corp.

And

KLT Gas Inc.

INSURANCE

The Manager shall, at all times while conducting Operations, comply fully with the applicable workers' compensation laws and purchase, or provide protection for the Company comparable to that provided under standard form insurance policies for the following risk categories: (i) comprehensive public liability and property damage with combined limits of not less than One Million Dollars ($1,000,000) for bodily injury and property damage; (ii) automobile insurance with combined limits of not less than One Million Dollars ($1,000,000); and (iii) adequate and reasonable insurance against risk of fire and other risks ordinarily insured against in similar operations. If the Manager elects to self-insure, it shall charge to the Business Account an amount equal to the premium it would have paid had it secured and maintained a policy or policies of insurance on a competitive bid basis in the amount of such coverage. Each Member shall self-insure or purchase for its own account such additional insurance as it deems necessary.

Schedule

NAME	OWNERSHIP INTEREST
Patrick Energy Corp.	50%
KLT Gas Inc.	50%

PATRICK ENERGY CORP.
Two Warren Place
6120 S. Yale, Suite 810
Tulsa, OK 74136

MARK PATRICK

DIRECT DIAL: (918) 477-7755

January 14, 2000

David Jensen
Vice President, Operations
KLT Gas Inc.
1201 Walnut, 13th Floor
Kansas City, MO 64106

Re: Patrick KLT Gas, LLC

Dear David:

The term "earmarked' in Subsection 3.1(b) of the Operating Agreement means the following:

1. If #1 on Exhibit A does not close, KLT would receive $2,927,000
2. If #2 on Exhibit A does not close, KLT would receive $1,325,000
3. If #3 on Exhibit A does not close, KLT would receive $3,866,000
4. If #4 on Exhibit A does not close, KLT would receive $6,407,000

If this is your understanding, please sign and return a copy of this letter.

Sincerely,

Patrick Energy Corp.

By: Mark Patrick, Secretary/Treasurer

KLT Gas, Inc.

By: David Jensen, V.P. Operations

No. CC0408990

STATE OF MISSOURI

SEAL OF THE SECRETARY OF STATE
MISSOURI

Rebecca McDowell Cook
Secretary of State

CORPORATION DIVISION
CERTIFICATE OF ACCEPTANCE

I, REBECCA McDOWELL COOK, Secretary of State, of the State of Missouri, do hereby certify that duplicate copies of a resolution of

KLT TELECOM INC.

Formerly,

a Missouri corporation relating to ACCEPTANCE OF CHAPTER 351,755 have been received in this office. The substance thereof is:

ACCEPTANCE UNDER THE CLOSE
CORPORATION LAW OF MISSOURI,
AS AMENDED

Said resolution is found to conform to law. ACCORDINGLY, I, by the virtue of the authority vested in me by law, hereby issue this Certificate of Acceptance.

IN TESTIMONY WHEREOF, I have set my hand and imprinted the GREAT SEAL of the State of Missouri, on this, the 19th day of MAY, 2000.

THE GREAT SEAL OF THE STATE OF MISSOURI
UNITED WE STAND DIVIDED WE FALL
SALUS POPULI SUPREMA LEX ESTO
MDCCCXX

Rebecca McDowell Cook
Secretary of State

$25.00

State of Missouri

Rebecca McDowell Cook, Secretary of State

Corporations Division
P.O. Box 778, Jefferson City, MO 65102

James C. Kirkpatrick State Information Center
600 W. Main Street, Rm 322, Jefferson City, MO 65101

Amended Articles Accepting Close Corporation Law

(Submit in duplicate with filing fee of $25.00)

The corporation's Articles of Incorporation are hereby amended and restated by two-thirds of all outstanding shareholders on May 16, 2000 (Month/Day/Year) to become a statutory close corporation:

Article One

The name of the corporation is KLT Telecom Inc. and it is a statutory close corporation.

Article Two

The name and address of its initial registered agent in this state is:

Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company 221 Bolivar Street, Jefferson City, MO 65101

Name | Street Address | City/State/Zip

Article Three

(A) The aggregate number, class and par value, if any, of shares which the corporation shall have authority to issue are as follows: 70,000 shares of common stock, all of which are without par value.

(B) The preferences, qualifications, limitations, restrictions, and the special or relative rights, including convertible rights, if any, in respect to the shares of each class are as follows:
There shall be no preferences, qualifications, limitations, restrictions or special or relative rights, including convertible rights, in respect of the shares herein authorized.

Article Four

(A) The transfer of shares by a living shareholder are as follows:

1. Governed by section 351.770; or
2. Stated as follows (state conditions for transfer): There are no conditions or restrictions on transfer.

(B) The transfer of shares of a deceased shareholder are as follows:

1. Governed by sections 351.780, 785 & 790 and modified as follows (state modifying conditions if any):

or

2. Governed by the following conditions: There are no conditions or restrictions on transfer.

Article Five
(Choose one)

☒ The corporation does not have a board of directors; or

☐ The number of directors to constitute the first board of directors is ______________________. Thereafter the number of directors shall be fixed by, or the manner provided in the bylaws. Any changes in the number will be reported to the Secretary of State within thirty calendar days of such change; or

☐ The number of directors to constitute the board of directors is ______________. (The number of directors to constitute the board of directors must be stated herein if there are to be less than three directors. The person to constitute the first board of directors may, but not need, be named.)

Article Six

The duration of the corporation is perpetual.

Article Seven

The corporation is formed for the following purposes: The corporation is organized to engage in any lawful purpose.

Article Eight

This close corporation shall be dissolved in the following manner (complete both A & B):

(A) The following shareholder or shareholders have authority to dissolve the corporation (indicate all if all have authority and the percentage of votes required to vote on the dissolution, otherwise list name of individual shareholders with authority to dissolve): All shareholders have authority to vote on a proposal of dissolution. Such proposal must be approved by at least 2/3 of the votes entitled to be cast on the proposal.

(B) The above shareholder or shareholders may dissolve the corporation as follows:
1. At will (check here_x___); or
2. Upon the occurrence or the following specified event(s) or contingency(ies):

Article Nine

The following statement shall appear conspicuously on each share certificate:

The rights of shareholders in a statutory close corporation may differ materially from the rights of shareholders in other corporations. Copies of the articles of incorporation and bylaws, shareholders' agreements, and other documents, any of which may restrict transfers and affect voting and other rights, may be obtained by a shareholder on written request to the corporation. (351.760, RSMo)

Article Ten
(Any additional optional statements)

The effective date of this document is the date it is filed by the Secretary of State of Missouri, unless you indicate a future date, as

follows: ______________________________
(Date may not be more than 90 days after the filing date in this office)

In affirmation thereof, the facts stated above are true.

[signature]	James P. Gilligan	May 16, 2000
Signature of Officer or Chairman of the Board	Printed or Typed Name of Incorporators	Date of Signature

FILED AND CERTIFICATE
ISSUED

MAY 19 2000

[signature]
SECRETARY OF STATE

Exhibit B-112

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

KLT TELECOM INC.

AMENDED AND RESTATED
BYLAWS

JULY 3, 2000

KLT TELECOM INC.

AMENDED AND RESTATED BYLAWS

ARTICLE I

Offices

Section 1. The registered office of the Corporation in the State of Missouri shall be at Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company, 221 Bolivar Street Jefferson City MO 65101.

Section 2. The Corporation also may have offices at such other places either within or without the State of Missouri as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

Section 1. All meetings of shareholders shall be held at such place within or without the State of Missouri as may be selected by the Board of Directors, but if the Board of Directors shall fail to designate a place for said meeting to be held, then the same shall be held at the registered office of the Corporation.

Section 2. An annual meeting of the shareholders shall be held on the second Tuesday of April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the Corporation and transacting such other business as may properly be brought before the meeting.

Section 3. Special meetings of the shareholders may be called by the President or by the holders of not less than one-fifth of all outstanding shares entitled to vote at such meeting.

Section 4. Written or printed notice of each meeting of the shareholders, annual or special, shall be given in the manner provided in the corporation laws of the State of Missouri. In case of a call for any special meeting, the notice shall state the time, place and purpose of such meeting.

Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at his address as it appears on the records of the Corporation.

Section 5. Meetings of the shareholders may be held without notice at any time and place, either within or without the State of Missouri, if all shareholders entitled to vote at any such meeting shall have waived notice thereof or shall be present in person or represented by proxy, and any action required to be taken by shareholders may be taken at any such meeting.

Section 6. At least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the officer having charge of the transfer book for shares of the Corporation. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Missouri, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any such meeting.

Section 7. Each outstanding share entitled to vote under the provisions of the Certificate of Incorporation of the Corporation shall be entitled to one vote on each matter submitted at a meeting of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 8. At any meeting of shareholders, a majority of the outstanding shares entitled to vote represented in person or by proxy shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the Certificate of Incorporation or by these Bylaws. The holders of a majority of the shares represented in person or by proxy and entitled to vote at any meeting of the shareholders shall have the right successively to adjourn the meeting to the same or a different location and to a specified date not longer than ninety days after any such adjournment, whether or not a quorum be present. The time and place to which any such adjournment is taken shall be publicly announced at the meeting, and no notice need be given of any such adjournment to shareholders not present at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy, as the bylaws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Section 10. The President of the Corporation shall convene all meetings of the shareholders and shall act as chairman thereof. The Shareholders may appoint any other officer

of the Corporation or shareholder to act as chairman of any meeting of the shareholders in the absence of the President.

The Secretary of the Corporation shall act as secretary of all meetings of shareholders. In the absence of the Secretary at any meeting of shareholders, the presiding officer may appoint any person to act as secretary of the meeting.

Section 11. Unless otherwise provided by statute or by the Certificate of Incorporation, any action required to be taken by shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Board of Directors

Section 1. Pursuant to Section 351.805, RSMo, the Articles of Incorporation of the Corporation provide that the Corporation shall operate without a board of directors.

Section 2. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, the shareholders.

Section 3. Unless the Articles of Incorporation provide otherwise, action requiring director approval or both director and shareholder approval is authorized if approved by the shareholders, and action requiring a majority or greater percentage vote of the board of directors is authorized if approved by the majority or greater percentage of the votes of shareholders entitled to vote on the action.

Section 4. A requirement by a state of the United States that a document delivered for filing contained a statement that specified action has been taken by the board of directors is satisfied by a statement that the Corporation is a statutory close corporation without a board of directors and that the action was approved by the shareholders.

Section 5. The shareholders by resolution may appoint one or more shareholders to sign documents as "designated directors".

Section 6. A shareholder is not liable for his act or omission, although a director would be, unless the shareholder was entitled to vote on the action.

ARTICLE IV

Officers

Section 1. The officers of the Corporation may include a President, one or more Vice Presidents, a Secretary, and a Treasurer, all of whom shall be appointed by the shareholders. Any one person may hold two or more offices except that the offices of President and Secretary may not be held by the same person.

Section 2. The officers shall be elected annually by the shareholders. The office of the Vice President may or may not be filled as may be deemed advisable by the shareholders.

Section 3. The shareholders may from time to time appoint such other officers as they shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as the shareholders or the President may from time to time determine.

Section 4. The officers of the Corporation shall hold office until their successors shall be chosen and shall qualify. Any officer appointed by the shareholders may be removed at any time by the affirmative vote of the shareholders. If the office of any officer becomes vacant for any reason, or if any new office shall be created, the vacancy may be filled by the shareholders.

Section 5. The salaries, if any, of all officers of the Corporation shall be fixed by the shareholders.

ARTICLE V

Powers and Duties of Officers

Section 1. The President shall have general and active management of, and exercise general supervision of, the business and affairs of the Corporation, subject, however, to the right of the shareholders to delegate any specific power to any other officer or officers of the Corporation, and shall see that all orders and resolutions of the shareholders are carried into effect. He/she may sign with the Secretary of the Corporation stock certificates, deeds, mortgages, bonds, contracts or other instruments; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the shareholders from time to time. The President shall preside at all meetings of the shareholders.

Section 3. In the absence of the President or in the event of his/her inability or refusal to act, the Vice President (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of election) shall perform the duties of the President and when so acting, shall have the powers of the President, and shall perform such other duties as from time to time may be assigned to him/her by the President or by the shareholders.

Section 4. The Secretary shall attend all meetings of the shareholders and shall keep the minutes of such meetings. He/she shall give, or cause to be given, notice of all meetings of the shareholders, and shall perform such other duties as may be prescribed by the shareholders or President.

The Secretary shall keep the corporate books and records, prepare the necessary reports to the State and to the directors. He/she shall in all respects perform those usual and customary duties which such officer performs in business corporations.

Section 5. The Treasurer shall have the custody of all moneys and securities of the Corporation. He/she is authorized to collect and receive all moneys due the Corporation and to receipt therefor, and to endorse in the name of the Corporation and on its behalf, when necessary or proper, all checks, drafts, vouchers or other instruments for the payment of money to the Corporation and to deposit the same to the credit of the Corporation in such depositaries as may be designated by the shareholders. He/she is authorized to pay interest on obligations and dividends on stocks of the Corporation when due and payable. He/she shall, when necessary or proper, disburse the funds of the Corporation, taking proper vouchers for such disbursements. He/she shall render to the shareholders and the President, whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the Corporation. He/she shall perform such other duties as may be prescribed by the shareholders or the President.

Section 6. Unless otherwise ordered by the shareholders, the President or any Vice President of the Corporation (a) shall have full power and authority to attend and to act and vote, in the name and on behalf of this Corporation, at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock, and (b) shall have full power and authority to execute, in the name and on behalf of this Corporation, proxies authorizing any suitable person or persons to act and to vote at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting the person or persons so designated shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock.

ARTICLE VI

Certificates of Stock

Section 1. The shareholders shall provide for the issue, transfer and registration of the certificates representing the shares of capital stock of the Corporation, and shall appoint the necessary officers, transfer agents and registrars for that purpose.

Section 2. Until otherwise ordered by the shareholders, stock certificates shall be signed by the President or a Vice President and by the Secretary. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any stock certificate or certificates shall cease to be such officer or officers of the Corporation,

whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 3. Transfers of stock shall be made on the books of the Corporation only by the person in whose name such stock is registered or by his attorney lawfully constituted in writing, and unless otherwise authorized by the shareholders, only on surrender and cancellation of the certificate transferred. No stock certificate shall be issued to a transferee until the transfer has been made on the books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

Dividends

Dividends may be declared at such times as the shareholders shall determine from the net earnings, or earned surplus, in accordance with law. Stock dividends may be declared if justified and provided capital is not impaired by such action.

ARTICLE VIII

Fiscal Year

Section 1. The fiscal year of the Corporation shall be the calendar year.

ARTICLE IX

Waiver of Notice

Whenever by statute or by the Certificate of Incorporation or by these Bylaws any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

Indemnification by the Corporation

The Corporation shall indemnify to the full extent authorized or permitted by The General and Business Corporation Law of Missouri, as now in effect or as hereafter amended, any person made or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation) by reason of the fact that he/she is or was a shareholder, officer, employee or agent of the Corporation or serves any other enterprises as such at the request of the Corporation.

The foregoing right of indemnification shall be deemed exclusive of any other rights to which such persons may be entitled apart from this Article X. The foregoing right of indemnification shall continue as to a person who has ceased to be a shareholder, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI

Amendments

The shareholders may make, alter, amend or repeal Bylaws of the Corporation at any annual or special meeting of shareholders by a majority vote of the shareholders present and entitled to vote at such meeting, provided a quorum is present.

CERTIFICATE OF CHANGE OF LOCATION OF REGISTERED OFFICE AND OF REGISTERED AGENT

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is

ADVANCED MEASUREMENT SOLUTIONS, INC.

2. The registered office of the corporation within the State of Delaware is hereby changed to 1013 Centre Road, City of Wilmington 19805, County of New Castle.

3. The registered agent of the corporation within the State of Delaware is hereby changed to Corporation Service Company, the business office of which is identical with the registered office of the corporation as hereby changed.

4. The corporation has authorized the changes hereinbefore set forth by resolution of its Board of Directors.

Signed on January 20, 1998.

NAME: Keith J. Johnson
TITLE: SECRETARY

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 02/02/1998
981041951 - 2755844

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "DIGITAL SYSTEMS ENGINEERING, INC.", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF MAY, A.D. 1997, AT 10:30 O'CLOCK A.M.

A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS FOR RECORDING.

Edward J. Freel, Secretary of State

2755844 8100

971174658

AUTHENTICATION: 8486139

DATE: 05-29-97

CERTIFICATE OF INCORPORATION
OF
DIGITAL SYSTEMS ENGINEERING, INC.

FIRST: The name of the corporation is DIGITAL SYSTEMS ENGINEERING, INC.

SECOND: Its Registered Office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The Registered Agent in charge thereof is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of this corporation is One Hundred Dollars No/100 ($100.00) divided into Ten Thousand (10,000) shares of One Cent ($.01) each.

FIFTH: The name and mailing address of the incorporator is as follows: Mark G. English, 1201 Walnut, Kansas City, Missouri 64141.

SIXTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the filing of the Certificate of Incorporation of which this Article is a part, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

SEVENTH: The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended or granted subject to the rights reserved in this Article.

EIGHTH: The number of directors shall be fixed by or shall otherwise be determined in the manner provided in the Bylaws of the corporation.

NINTH: The Board of Directors of the corporation shall have the power to make, alter, amend or repeal Bylaws for the corporation from time to time.

TENTH: The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the laws of the State of Delaware.

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was an employee or agent of the corporation, or is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the laws of the State of Delaware.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and have accordingly hereunto set my hand on this 28 day of May, 1997.

MARK G. ENGLISH

STATE OF MISSOURI)
) SS
COUNTY OF JACKSON)

On this 28th day of May, 1997, before me the undersigned, a Notary Public, in and for the County and State aforesaid, personally appeared Mark G. English, to me known to be the person who executed the foregoing instrument in my presence and that he executed the same as his free act and deed.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my official seal the day and year last above written.

Notary Public

My Commission Expires:

May 29 2000

VICKIE L FLORES
NOTARY PUBLIC STATE OF MISSOURI
CLAY COUNTY
MY COMMISSION EXP MAY 29,2000

KLT001/83829

CERTIFICATE OF INCORPORATION
OF
DIGITAL SYSTEMS ENGINEERING, INC.

FIRST: The name of the corporation is DIGITAL SYSTEMS ENGINEERING, INC.

SECOND: Its Registered Office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The Registered Agent in charge thereof is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of this corporation is One Hundred Dollars No/100 ($100.00) divided into Ten Thousand (10,000) shares of One Cent ($.01) each.

FIFTH: The name and mailing address of the incorporator is as follows: Mark G. English, 1201 Walnut, Kansas City, Missouri 64141.

SIXTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the filing of the Certificate of Incorporation of which this Article is a part, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

SEVENTH: The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended or granted subject to the rights reserved in this Article.

EIGHTH: The number of directors shall be fixed by or shall otherwise be determined in the manner provided in the Bylaws of the corporation.

NINTH: The Board of Directors of the corporation shall have the power to make, alter, amend or repeal Bylaws for the corporation from time to time.

TENTH: The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the laws of the State of Delaware.

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was an employee or agent of the corporation, or is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the laws of the State of Delaware.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and have accordingly hereunto set my hand on this 28 day of May, 1997.

MARK G. ENGLISH

STATE OF MISSOURI)
) SS
COUNTY OF JACKSON)

On this 28th day of May, 1997, before me the undersigned, a Notary Public, in and for the County and State aforesaid, personally appeared Mark G. English, to me known to be the person who executed the foregoing instrument in my presence and that he executed the same as his free act and deed.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my official seal the day and year last above written.

Notary Public

My Commission Expires:

May 29, 2000

VICKIE L FLORES
NOTARY PUBLIC STATE OF MISSOURI
CLAY COUNTY
MY COMMISSION EXP. MAY 29,2000

680452.01
KLT001/83829

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "DIGITAL SYSTEMS ENGINEERING, INC.", CHANGING ITS NAME FROM "DIGITAL SYSTEMS ENGINEERING, INC." TO "ADVANCED MEASUREMENT SOLUTIONS, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JUNE, A.D. 1997, AT 4:30 O'CLOCK P.M.

A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS FOR RECORDING.

Edward J. Freel, Secretary of State

2755844 8100

971217688

AUTHENTICATION: 8539185

DATE: 07-01-97

STATE *of* DELAWARE
CERTIFICATE *of* AMENDMENT of
CERTIFICATE *of* INCORPORATION

FIRST: That by joint consent action of the Stockholders and Board of Directors of Digital Systems Engineering, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

> RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Article FIRST" so that, as amended, said Article shall be and read as follows:
>
> "The name of the corporation is Advanced Measurement Solutions, Inc."

SECOND: That thereafter, pursuant to consent action of its Stockholders and Board of Directors of said corporation the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said Digital Systems Engineering, Inc. has caused this certificate to be signed by Kurt Ohms, President, this 27th day of June, A.D. 1997.

Kurt Ohms
KURT OHMS, President

68B424.v.

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "ADVANCED MEASUREMENT SOLUTIONS, INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE FIRST DAY OF JULY, A.D. 1997.

AND I DO HEREBY FURTHER CERTIFY THAT THE FRANCHISE TAXES HAVE NOT BEEN ASSESSED TO DATE.

Edward J. Freel, Secretary of State

2755844 8300

971218486

AUTHENTICATION: 8539197

DATE: 07-01-97

BY-LAWS

OF

DIGITAL SYSTEMS ENGINEERING, INC.

ARTICLE I

Name and Location

Section 1. The name of the corporation is Digital Systems Engineering, Inc.

Section 2. The corporation shall have offices and places of business at such other place or places either within or without the State of Delaware as may be determined from time to time by the Board of Directors.

ARTICLE II

Shareholders

Section 1. The annual meeting of the shareholders of this corporation for the election of directors and the transaction of such other business as may properly come before such meetings shall be held on the second Tuesday of April of each year, if not a legal holiday, and if a legal holiday, then on the next business day thereafter commencing with the year 1998.

Section 2. Special meetings of the shareholders may be called at any time by the President, Board of Directors, or the holders of not less than one-fifth (1/5) of the outstanding shares of common stock entitled to vote at such meeting.

Section 3. Annual and special meetings of the shareholders shall be held at the then registered office of the corporation, or at such other place within or without the State of Delaware as the notice of such meeting shall specify, or as the shareholders may agree.

Section 4. Written or printed notice of each meeting of shareholders stating the place, day and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered or given not less than ten (10) or more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the President or the Secretary or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

Section 5. Any shareholders' meeting may be adjourned from time to time until its business is completed, and the shareholders present at any meeting, or any adjourned meeting, though less than a quorum, may adjourn from time to time to a specified date not longer than ninety (90) days after such adjournment, without the notice other than announcement at the meeting, until a quorum shall be obtained.

Section 6. At all meetings of the shareholders of this corporation, the shareholders of record on the books of the corporation holding a majority of the outstanding shares of common stock entitled to vote, shall constitute a quorum. Every decision of a majority of such quorum shall be valid as a corporate act unless a larger vote is required by the Articles of Incorporation, these Bylaws or the laws of the State of Delaware then in effect.

Section 7. At any meeting of the shareholders, the shareholder entitled to vote at such meeting may be represented by proxy, evidence of which shall be in writing and exhibited to the proper officers.

Section 8. At a meeting of the shareholders, inspectors of election shall be required only upon the request of the holders and proxies of holders of a majority of the stock represented at such meeting, and, unless so requested, such inspectors shall not be required.

Section 9. Any shareholder may waive notice of any shareholders' meeting either in writing or by telegram, before or after the time of such meeting, and whether he attends the meeting or not and the presence of the shareholder in person or by proxy at any shareholders' meeting shall be a waiver of any notice required herein or by law provided for except where a shareholder attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Whenever all persons entitled to vote at any meeting or the shareholders consent either by a writing on the records of the meeting, or filed with the Secretary, or by presence at such meeting, and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the proceedings at such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business, including the election of directors, may be transacted unless excepted from the written consent or unless objected to at the time for want of notice. If any meeting of the shareholders be irregular for want of notice, or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid, and the irregularity or defect therein waived, by a writing signed by all persons having the right to vote at such meeting. Such consent or ratification and approval may be by proxy or attorney, but all such proxies and powers of attorney must be in writing and delivered to the Secretary.

Section 10. Persons holding stock which has been pledged, or holding stock as executor, administrator, guardian or trustee, may represent and vote the same on all issues.

Section 11. Any action required by the shareholders to be taken at a meeting of the shareholders of the corporation of any action which may be taken at a meeting of the shareholders, may be taken without a meeting if consent in writing, setting forth the action so to be taken shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the shareholders at a meeting duly held and may be stated as such in a certificate or document filed by the corporation. The Secretary shall file such consent with the minutes of the meeting of the shareholders.

ARTICLE III

Board of Directors

Section 1. The Board of Directors shall consist of one (1) person, or such number of persons as set forth in the amendments to these Bylaws made from time to time, which persons shall be elected by the shareholders at the first meeting of the shareholders and thereafter at the annual meeting or at a special meeting of the shareholders called for that purpose. Each director shall hold office until the next succeeding annual meeting of shareholders or until his successor is duly elected and qualified, unless he resigns or is removed from office at an earlier date. The directors shall hold office at the pleasure of the shareholders and may be removed at any time, with or without cause, by a majority vote of the shareholders. In case of the death, resignation or removal of one or more of the directors of the corporation, a majority of the survivors or remaining directors may fill the vacancy or vacancies until the successor or successors are elected at the next annual meeting of the shareholders or until a special shareholders' meeting shall be called and held to fill such vacancy or vacancies.

Section 2. All meetings of the Board of Directors of this corporation may be held within or without the State of Delaware as may be provided in the resolution or notice calling such meeting. The annual meeting of the directors for the purpose of electing officers and transacting such other business as may come before the meeting shall be held on the second Tuesday of April of each year immediately following the adjournment of such annual meeting of the shareholders held on that day. No notice of such annual meeting of the directors need be given. If for any reason such annual meeting of the directors is not or cannot be held as herein prescribed, the officers may be elected at the first meeting of the directors thereafter called pursuant to these Bylaws. Regular meetings of the Board of Directors shall be held at such times as the Board may from time to time provide and without any notice other than the resolution or action providing for such meetings. Special meetings of the Board of Directors may be called at any time upon the call of any member of the Board. Written notice of all special meetings of the Board of Directors shall be given to each director, upon which notice shall state the time, place and purpose of such meeting, and shall be personally served upon each director at least one day before such meeting, or sent by mail or telegram at least two days before such meeting, addressed to the last known residence or place of business of each director. Attendance of a director at any meeting, whether regular or special, shall constitute a waiver of notice of such meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Whenever all persons entitled to vote at any meeting of the directors consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the proceedings at such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or objected to at the time for want of notice. If any meeting of the directors be irregular for want of notice, or of such consent, provided a quorum was present at such meeting, the proceedings of such meeting may be ratified and approved and rendered likewise valid, and the irregularity or defect therein waived, by a writing signed by all persons having the right to vote at such meeting. Whenever any notice is required to be given to any director under any provisions of the Bylaws, a waiver thereof in writing, signed by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

Section 3. A majority of the Board of Directors shall constitute a quorum for the transaction of business, and the act of the majority of the directors present at a meeting at which a quorum is present shall be valid as a corporate act, except as may be otherwise specifically required by law or by the Articles of Incorporation or by these Bylaws; and if less than a quorum be present at any meeting, those present may adjourn from time to time and fix dates for subsequent meetings until a quorum shall be present.

Section 4. The property and business of the corporation shall be controlled and managed by the Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

Section 5. The Board of Directors may by resolution adopted by a majority of the entire Board, designate two or more of the directors to constitute an agent or committee of the Board, which agent or committee shall have and exercise all of the authority of the Board of Directors to the extent provided in said resolution in the management of the corporation and may have the power to authorize the seal of the corporation to be affixed to all papers which may require it. Such agent or committee shall keep a regular record of the actions taken in accordance with the resolution authorizing such agent or committee to act and shall report the same to the Board of Directors when required.

Section 6. Directors as such shall not receive any stated salary for their services but by resolution of the Board of Directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board; provided that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

ARTICLE IV

Officers

Section 1. The officers of the corporation shall consist of a President, the Secretary and a Treasurer. The Board of Directors may also choose and appoint one or more Vice Presidents, and one or more Assistant Secretaries and Assistant Treasurers, and such additional officers and agents, if any, as it may deem necessary from time to time. Any two or more offices may be held by one and the same person.

Section 2. The officers shall be elected at the first meeting of the Board of Directors held after the annual meeting of the shareholders or as soon thereafter as possible. A majority of the votes cast shall be necessary for the election of any person to an office of the corporation. The officers shall hold office at the pleasure of the Board of Directors from the dates of their respective elections and may be removed at any time with or without cause by a majority vote of all of the directors. Absent prior removal by the directors, the officers shall continue in office from the date of their respective elections until the first meeting of the Board of Directors after the next annual meeting of the shareholders and until their successors are duly elected and qualified.

Section 3. The President shall preside at all meetings of the Board of Directors; shall sign all notes, agreements or other instruments in writing made and entered into for or on behalf of the corporation; and sign all certificates of stock, and he shall have general supervision over the business and affairs of the corporation. The President of the corporation shall be its chief officer and shall perform such duties as usually pertain to that office.

Section 4. The Vice Presidents in order of their seniority shall perform all of the duties of the President in the event of the death, disability or absence of the President and such other duties, if any, as may be prescribed by the Board of Directors.

Section 5. The Secretary shall keep an accurate record of the proceedings of the meetings of the shareholders and directors; he shall give notice of the meetings of the shareholders and of the directors required by law and these Bylaws; he shall countersign all certificates of stock; the Secretary shall attach the corporate seal to stock certificates and to all other documents and instruments requiring it and shall perform such other duties as are usually incident to the office of the Secretary. The Assistant Secretaries in the order of their seniority shall perform all of the duties of the Secretary in the event of the death, disability or absence of the Secretary and such other duties, if any, as may be prescribed by the Board of Directors. The Assistant Secretary is specifically authorized to perform the duties and functions of the Secretary, including but not limited to the attestation or certification of written documents on behalf of the corporation and placing the corporate seal on such documents when the Secretary of the corporation is absent from the principal place of business and office of the corporation.

Section 6. The Treasurer shall have charge of the funds of the corporation and shall keep an accurate account of all financial transactions of the corporation. The Treasurer shall deposit or cause to be deposited all funds of the corporation in the corporation's name in such banking institution or institutions as may be designated by the Board of Directors. The Treasurer shall make a report to the shareholders at the annual shareholders' meeting and shall make additional reports to the President and to the Board of Directors whenever so directed by the President or the Board. The Assistant Treasurer is specifically authorized to perform the duties and functions of the Treasurer when the Treasurer is absent from the principal place of business and office of the corporation. The Assistant Treasurer shall also perform any other duties as may be prescribed by the Board of Directors.

Section 7. The Board of Directors may require any officer or officers to furnish the corporation a bond in such form and sum and with security satisfactory to the Board of Directors for the faithful performance of the duties of their offices and the restoration to the corporation in case of death, resignation or removal from office of such officer or officers of all books, papers, vouchers, money and other property, whatsoever kind, in their possession belonging to the corporation. Nothing contained in this section shall be construed as requiring such a bond unless the directors in their discretion determine that such bond shall be furnished.

Section 8. The Board of Directors shall from time to time in its discretion fix or alter the compensation of any officer. The Board of Directors may delegate the power to alter and fix compensation of any officer by a vote of the majority of the full Board of Directors by a resolution at any meeting of the Board of Directors.

Section 9. Checks, drafts or other orders for the payment of money of this corporation shall be signed by such person or persons as the Board of Directors may from time to time designate. A person so designated need not necessarily be an officer of the corporation.

ARTICLE V

Capitalization, Certificates of Stock and Transfers

Section 1. The authorized capital stock of this corporation shall be as set forth in the Articles of Incorporation or amendments thereto made from time to time.

Section 2. The certificates of stock of this corporation shall be in such form, not inconsistent with the Articles of Incorporation, as shall be prepared or approved by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary and shall bear the corporate seal. All certificates shall be consecutively numbered. The name of the person owning the shares represented thereby, with the number of such shares and the date of issue, shall be entered on the books of the corporation. Shares of the stock of the corporation shall be transferred only on the books of the corporation upon the authority of the holder thereof and upon surrender and cancellation of certificates for a like number of shares.

Section 3. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof, and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 4. In the case of the loss or destruction of any certificate of stock, a new certificate may be issued upon the following conditions: The owner shall file with the Secretary an affidavit giving the facts in relation to the ownership and the loss or destruction of said certificate, stating its number and the number of shares represented thereby. The Secretary shall present such affidavit to the Board of Directors, and if the Board of Directors shall be satisfied that such certificate has been destroyed or lost, and that a new certificate ought to be issued in lieu thereof, the Board may direct the officers of the corporation to issue a new certificate upon the filing of a bond in such penal sum, with such condition, in such forms and with such surety as the Board of Directors may prescribe, to indemnify and save harmless this corporation from any loss, expense, damage or liability occasioned by the issuance of such new certificate, and upon the filing of such bond, the proper officers of the corporation shall issue a new certificate for the number of shares to the owner of the certificate so lost or destroyed.

Section 5. Any and all stock not issued shall be held by the corporation subject to the disposal of the Board of Directors and such unissued stock shall neither vote nor participate in dividends.

Section 6. All the issued and outstanding stock of the corporation that may be purchased or otherwise acquired by the corporation shall be treasury stock, and shall be subject to the disposal of the Board of Directors and such treasury stock shall neither vote nor participate in dividends while held by the corporation.

Section 7. The records of the corporation concerning transfers of common stock of the corporation shall be closed for a period of thirty days before the day of payment of any dividend and before each annual meeting of the shareholders and the shareholders of record before such closing of the books prior to the payment of dividend or each annual meeting of the shareholders shall be considered the correct and true record of the shareholders for the purpose of the payment of such a dividend and for all purposes with respect to such annual meeting of the shareholders.

ARTICLE VI

Seal

Section 1. The seal of the corporation shall be in circular form with the following words thereon: "DIGITAL SYSTEMS ENGINEERING, INC. - DELAWARE - CORPORATE SEAL."

Section 2. The corporate seal may be affixed to any instrument by impression only, unless by resolution of a majority of the Board of Directors specific authorization is given to attach the corporate seal to multiple instruments by reproduction, by engraving, printing, or other facsimile process.

ARTICLE VII

Agents and Attorneys

Section 1. The Board of Directors may appoint such agents, attorneys and attorneys in fact of the corporation as it may deem proper and may by written power of attorney authorize such agents, attorneys or attorneys in fact to represent it and for it and in its name, place and stead and for its use and benefit to transact any and all business which said corporation is authorized to transact or do by its Articles of Incorporation and in its name, place and stead and as its corporate act and deed, to sign, acknowledge and execute any and all contracts or instruments in writing necessary or convenient in the transaction of such business as fully to all intents and purposes as said corporation might or could do if it acted by or through its regularly elected and qualified officers.

Section 2. The appointments, authorization and powers referred to in Section 1 of this Article shall not be valid unless authorized or permitted by resolution passed by a majority of the Board of Directors at any meeting of the Directors, regular or special.

ARTICLE VIII

Indemnification of Directors and Officers

Section 1. Every person who is or has been a director or officer of the corporation shall be indemnified by the corporation against all expenses reasonably incurred by him in connection with any actions, suits or proceedings to which he may be a party defendant, or with which he may be threatened by reason of or growing out of or in relation to his being or having been a director or officer of the corporation. The term "expenses" includes amounts paid in satisfaction of judgments or in settlement other than amounts paid to the corporation itself. However, the corporation shall not indemnify any director or officer in relation to matters as to which he shall be adjudged liable for negligence or misconduct in the performance of his duties as such director or officer.

Section 2. The corporation shall not indemnify any director or officer in case of a settlement or payment of a judgment or the incurring of other expenses referred to in Section 1 of this Article unless such settlement payment of judgment, or incurring of expenses shall be approved by a majority of the directors of the corporation then in office other than those involved in the matter out of which said settlement, judgment or incurring of expenses arises, regardless of whether or not such majority constitutes a quorum of the Board of Directors. If there are not at least three directors in office other than those involved in that particular matter, such officers or directors involved shall not be indemnified unless such settlements, payment of judgment, or incurring of expenses is approved by the holders of the then outstanding stock of the corporation, which holders are not involved in that particular matter. The foregoing right of indemnification shall not be exclusive, but shall be in addition to all other rights and remedies to which any director or officer may be entitled as a matter of law.

Section 3. The corporation shall indemnify any officer or director who is successful on the merits or otherwise in defense of any suit, action or proceedings referred to in Section 1 and Section 2 to the extent of all expenses actually and reasonably incurred by him in connection with such defense, including, but not limited to, attorneys' fees.

Section 4. The corporation shall not indemnify any director or officer for any fine, settlement, judgment or reasonable expenses or attorneys' fees, unless a determination is made that such director or officer has met the applicable standards of conduct set forth in this Article. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by a majority vote of the common stockholders.

Section 5. The corporation shall upon written request of the officer or director pay the expenses of defending any actual or threatened action, suit or proceedings in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by the officer or director to repay such amount unless it shall be ultimately determined as provided in Section 4 that he is entitled to be indemnified by the corporation.

Section 6. The corporation shall have the power to purchase insurance on behalf of any officer or director of the corporation or anyone serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprises against any liability asserted against or incurred by him in such capacity, whether or not the corporation would have the power to indemnify him against such liability under this Article. The right of indemnification under this Article shall not be exclusive, but shall be in addition to all other rights and remedies to which any director or officer may be entitled as a matter of law.

ARTICLE IX

Joint Meetings of Directors and Shareholders

Section 1. Joint meetings of the directors and shareholders of this corporation may be held at any time or at any place pursuant to a resolution duly adopted by the Board of Directors.

Section 2. The minutes of any joint meeting of the shareholders and directors as provided in Section 1 of this Article shall affirmatively show the number of shares of stock of the corporation represented at such meeting and the number of shares of stock voted for or against any resolution, motion or proposition submitted at such meeting.

ARTICLE X

Fiscal Year

The fiscal year of the Corporation shall be fixed and may be changed by resolution of the Board of Directors. Until action by the Board fixing some other fiscal year, the fiscal year end of the Corporation shall be the last day of the month of December.

ARTICLE XI

Amendment of Bylaws

These Bylaws may be amended, repealed or replaced by the affirmative vote of a majority of the members of the Board of Directors of the Corporation present at any Board meeting duly called and convened, provided the substance of the proposed amendment, repeal or replacement is stated in the notice of the Board meeting at which such matter is to be considered and acted upon.

Upon motion duly made, seconded and unanimously adopted, the undersigned, constituting the directors of Digital Systems Engineering, Inc. do this 5th day of June, 1997, adopt the foregoing Bylaws, Articles I through XI inclusive, as the Bylaws of this corporation, and said Bylaws are hereby ratified and adopted by the undersigned.

Kurt Ohms

KURT OHMS

Exhibit B-115

STATE OF MISSOURI

SEAL OF THE SECRETARY OF STATE MISSOURI

Rebecca McDowell Cook
Secretary of State

CERTIFICATE OF ORGANIZATION

LIMITED LIABILITY COMPANY

WHEREAS,

COPIER SOLUTIONS, LLC

FILED ITS ARTICLES OF ORGANIZATION WITH THIS OFFICE ON THE 12TH DAY OF MAY, 1998, AND THAT FILING WAS FOUND TO CONFORM TO THE MISSOURI LIMITED LIABILITY COMPANY ACT;

NOW, THEREFORE, I, REBECCA McDOWELL COOK, SECRETARY OF STATE, STATE OF MISSOURI, BY VIRTUE OF AUTHORITY VESTED IN ME BY LAW, DO CERTIFY AND DECLARE THAT ON THE 12TH DAY OF MAY, 1998, THE ABOVE ENTITY IS A LIMITED LIABILITY COMPANY, ORGANIZED IN THIS STATE AND ENTITLED TO ANY RIGHTS GRANTED TO LIMITED LIABILITY COMPANIES.

IN TESTIMONY WHEREOF, I HAVE SET MY HAND AND IMPRINTED THE GREAT SEAL OF THE STATE OF MISSOURI, ON THIS, THE 12TH DAY OF MAY, 1998.

THE GREAT SEAL OF THE STATE OF MISSOURI MDCCCXX

Rebecca McDowell Cook

Secretary of State

$105.00

I.S. #30

ARTICLES OF ORGANIZATION
OF
COPIER SOLUTIONS, LLC

Copier Solutions, LLC is hereby organized in accordance with the Missouri Limited Liability Company Act and the following provisions:

1. The name of the limited liability company is Copier Solutions, LLC.

2. The limited liability company is organized for the purpose of investing in and conducting business ventures as selected by the member of the limited liability company from time to time, undertaking all actions reasonably connected therewith, and transacting any or all other lawful business for which a limited liability company may be organized under Sections 341.010 to 347.187 of the Missouri Limited Liability Company Act.

3. The address of the limited liability company's registered office is 120 W. 12th Street, Kansas City, Missouri 64105, and STK Registered Agent, Inc. is the limited liability company's registered agent at such office.

4. Management of the limited liability company is vested in one or more managers.

5. The latest date on which the limited liability company is to dissolve is December 31, 2098; provided, however, that the limited liability company will dissolve upon the earlier occurrence of:

(a) The withdrawal, resignation, dissolution or termination of the member of the limited liability company; or

(b) The happening of any event that makes it unlawful or impossible to carry out the business of the limited liability company.

6. The name and address of the sole organizer is as follows:

Greg J. Mermis, Esq.
120 W. 12th St., Suite 1800
Kansas City, MO 64105

FILED
MAY 12 1998
Rebecca McDowell Cook
SECRETARY OF STATE

765839.v1

IN WITNESS WHEREOF, the undersigned has executed these Articles of Organization as of the 12th day of May 1998.

Greg J. Mermis, Esq.
"Organizer"

STATE OF MISSOURI)
) SS.
COUNTY OF JACKSON)

On this 12th day of May 1998, before the undersigned, a Notary Public, personally appeared Greg J. Mermis, Esq., personally known to me to be the same person who executed the foregoing instrument, and acknowledged that he executed the same as his free act and deed.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my official seal at my office in the County and State above written the day and year last above written.

Notary Public in and for said County and State

My commission expires:

" NOTARY SEAL "
Catherine Walters-Laylin, Notary Public
Cass County, State of Missouri
My Commission Expires 9/23/2001

FILED
MAY 12 1998
SECRETARY OF STATE

765839.v1

Exhibit B-116

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

OPERATING AGREEMENT

OF

COPIER SOLUTIONS, LLC

JUNE 2, 1998

766013.v2

TABLE OF CONTENTS

OPERATING AGREEMENT

OF

COPIER SOLUTIONS, LLC

THIS OPERATING AGREEMENT ("Operating Agreement"), is made and entered into to be effective as of the 2nd day of June 1998, by and between Copier Solutions, LLC, a Missouri limited liability company (the "Company"), Municipal Solutions, LLC, a Delaware limited liability company as the sole member of the Company (the "Member") and Colin Dobell as the manager of the Company (the "Manager").

WHEREAS, the Member has organized the Company as a limited liability company governed by the Missouri Limited Liability Company Act (the "Missouri Act") and the Manager has agreed to act as the Manager of the Company;

NOW, THEREFORE, in consideration of the mutual covenants and benefits set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

THE LIMITED LIABILITY COMPANY

1.1 Formation of Limited Liability Company. The Articles of Organization of the Company were filed in the office of the Secretary of State of Missouri pursuant to the Missouri Act on May 12, 1998 and are hereby ratified by the Member.

1.2 Registered Office and Agent. The address of the Company's registered office in the State of Missouri is located at 120 W. 12th Street, Kansas City, Missouri 64105, and the registered agent at such office is STK Registered Agent, Inc. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Manager shall promptly designate a replacement registered agent or registered office as the case may be, and make the appropriate filings with the secretary of state.

1.3 Purpose. The purpose and business of the Company shall be to invest in and conduct business ventures as selected by the Member from time to time, to do all other things which are reasonably incidental to the foregoing, and to transact any or all other lawful business for which a limited liability company may be organized under the Missouri Act.

1.4 Principal Place of Business. The principal place of business of the Company shall be 1201 Walnut, Kansas City, Missouri 64106, or at such other place or places within or without the State of Missouri as the Manager may designate from time to time.

1.5 Property. All assets, including real and personal property owned and held by the Company shall be owned by the Company in the name of the Company. The Member's interest in the Company shall be personal property for all purposes. Any deed, bill of sale, mortgage, lease, contract of sale or other instrument purporting to convey or encumber any interest in the property of the Company shall be signed only as authorized by the Member.

1.6 Payment of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of the Member.

ARTICLE 2

DEFINITIONS

2.1 Definitions. As used in this Operating Agreement:

(a) "Capital Account" means the Capital Account determined and maintained for the Member in accordance with Section 1.704-1(b)(2)(iv) of the Regulations.

(b) "Capital Contribution" means, with respect to any Member or Economic Interest Owner, the amount of money and the fair market value of any property (other than money) contributed to the Company by the Member. The initial Capital Contribution of the Member is set forth on Exhibit A hereto, which is incorporated herein by this reference.

(c) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

(d) "Economic Interest" shall mean the interest of the Member in the Company's Net Profits, Net Losses and the distribution of Net Cash Flow and/or the Company's assets pursuant to this Operating Agreement and the Missouri Act, but shall not include any right to vote on, consent to or otherwise participate in any decision of the Member in the management of the Company.

(e) "Manager" shall mean Colin Dobell, or any replacement Manager appointed by the Member pursuant to Section 3.4 hereof.

(f) "Net Cash Flow" shall mean, with respect to any period, the amount (if any) by which the Proceeds for such period exceed the Operating Costs for such period, all principal and interest payments on indebtedness of the Company, and all other sums paid to lenders.

(g) "Net Profits" and "Net Losses" means, for each fiscal year, an amount equal to the Company's taxable income or loss for such fiscal year.

(h) "Operating Costs" shall mean, with respect to any period, all cash expenditures incurred incident to the normal operation of the Company's business and any amounts determined by the Manager, from time to time, to be reasonably necessary to provide a reserve for the operations, expenses, debt payments, capital improvements, and contingencies of the Company.

(i) "Percentage Interest" shall mean, with respect to the Member its percentage interest of the Economic Interests in the Company. The initial Percentage Interests of the Member is as designated in Section 6.1 of this Operating Agreement.

(j) "Person" shall include any individual, trust, estate, corporation, partnership, limited liability company, association or other entity.

(k) "Proceeds" shall mean, with respect to any period, gross receipts received by the Company from all sources during such period, including, without limitation, all sales, other dispositions, and refinancings of the Company's property, but does not include Capital Contributions as provided for in Article 6 of this Operating Agreement.

(l) "Regulations" means the Treasury Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

ARTICLE 3

MANAGEMENT

3.1 Manager. The business and affairs of the Company shall be managed by a Manager who, subject to the provisions of this Operating Agreement, shall have the responsibility for the management of the day to day business and affairs of the Company and shall have the power and authority to take, or cause to be taken, any and all actions necessary as advisable to carry out his duties as described in this Operating Agreement. The initial Manager is Colin Dobell.

3.2 Vice-Presidents and Other Officers. The Manager may appoint one or more Vice-Presidents and such other officers of the Company from time to time as the Manager deems necessary or desirable. The officers as so appointed by the Manager shall serve at the pleasure of the Manager and shall have such duties and responsibilities as may be assigned by the Manager from time to time.

3.3 Limitation on Powers of the Manager. Notwithstanding any other provisions of this Operating Agreement, the affirmative approval of the Member shall be required to:

(a) Amend this Operating Agreement or the Articles of Organization of the Company;

(b) Take any action or fail to take any action in contravention of this Operating Agreement;

(c) Admit any additional Members;

(d) Modify the Member's obligation to make a Capital Contribution;

(e) Merge or consolidate or agree to merge or consolidate the Company with or into any other entity;

(f) Sell, exchange, lease, mortgage, pledge or otherwise dispose of all or substantially all of the property of the Company in a single transaction or series of related transactions;

(g) Approve any expenditure in an amount in excess of one hundred thousand dollars ($100,000);

(h) Assume, incur or guarantee or become liable for any indebtedness or borrowed money on behalf of the Company in excess of one hundred thousand dollars ($100,000) in the aggregate outstanding at any time;

(i) Make or cause the Company to become a party to any contract or commitment or renew, extend or amend or modify any contract or commitment, unless such contract or commitment is entered into in the ordinary course of business; or

(j) Invest in or acquire any interest in any business enterprise or venture.

3.4 Removal or Resignation of Manager. The Member shall have the right to remove the Manager from time to time. Also, the Manager of the Company may resign at any time by giving thirty (30) days advance written notice to the Member. Unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. Any vacancy created in the Manager position by the removal or resignation of the Manager shall be filled by the Member.

3.5 Compensation of Manager. The compensation of the Manager, if any, shall be fixed from time to time by the Member.

ARTICLE 4

RIGHTS AND OBLIGATIONS OF MEMBERS

4.1 Limitation of Liability. The Member's liability shall be limited as set forth in this Operating Agreement, the Missouri Act and other applicable law.

4.2 Company Liabilities. The Member will not be personally liable for any debts or losses of the Company beyond the Member's Capital Contributions, except as required by law.

4.3 Liability of a Member to the Company. If the Member rightfully receives a return in whole or in part of its Capital Contribution, it shall be liable to the Company only to the extent now or hereafter provided by the Missouri Act.

4.4 Independent Activities. Except as may otherwise be agreed upon in writing between the Company and the Member, the Member shall be required to devote only such time to the affairs of the Company the Member determines in its sole discretion, and the Member shall be free to serve any other Person in any capacity that it may deem appropriate in its discretion.

ARTICLE 5

MEETINGS OF MEMBERS

5.1 Action by Member without a Meeting. Any action required or permitted to be taken by the Member shall be evidenced by a written consent describing the action taken and signed by the Member, which consent shall be included in the minutes or filed with the Company records. Any action taken under this Section is effective when the Member has signed the consent, unless the consent specifies a different effective date.

ARTICLE 6

CAPITAL CONTRIBUTIONS

6.1 Initial Capital Contribution. A Capital Account shall be maintained for the Member as provided in Section 2.1(a) above, which shall include the initial Capital Contribution of the Member as set forth on Exhibit A. The initial Percentage Interest of the Member shall be as also set forth in Exhibit A.

6.2 Increase in Company Capital. The Member, in its discretion, may make contributions of additional capital to the Company from time to time.

6.3 Capital Accounts of the Member. The amount of any additional Capital Contribution made by the Member shall be added to the Member's Capital Account as of the date of such contribution.

6.4 Interest and Other Amounts. The Member shall not receive any interest, salary or draw with respect to its Capital Contributions or its Capital Account or for services rendered to or on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in this Operating Agreement or other agreement between the Company and the Member.

6.5 Loans of Member. The Member may loan cash or other property to the Company, should additional funds be required upon such terms and conditions as the Member may determine.

Loans by the Member to the Company shall not be considered as contributions to the capital of the Company. The Member, however, shall not be obligated to make any loan or advance to the Company.

ARTICLE 7

ALLOCATIONS

7.1 Net Profits and Net Losses. All Net Profits and Net Losses for each fiscal year shall be allocated to the Member.

ARTICLE 8

ACCOUNTING, DISTRIBUTIONS AND TAXES

8.1 Distribution of Net Cash Flow. Upon the approval of the Member, the Manager shall distribute the Net Cash Flow of the Company to the Member in such amounts as so determined by the Member.

Notwithstanding the foregoing, no distributions shall be made unless, after distribution is made, the assets of the Company are in excess of its liabilities, except amounts payable to the Member on account of its Capital Contributions.

8.2 Accounting. The fiscal and tax year of the Company shall be the calendar year. For tax purposes, the records of the Company shall be maintained on an accrual method of accounting. The books of account of the Company shall be kept and maintained at all times at the principal place of business of the Company. The Member shall have the right at all reasonable times during usual business hours to audit, examine and make copies of or extracts from the books of account of the Company.

As soon as reasonably practicable after the end of each calendar quarter, the Manager shall furnish the Member with an interim balance sheet, statement of profit and loss, and statement of cash receipts and disbursements of the Company, each prepared in accordance with generally accepted accounting principles and reviewed by the Company's independent certified public accountants. As soon as reasonably practicable after the end of each fiscal and tax year, the Manager shall furnish the Member with: (i) a balance sheet of the Company as of the last day of such fiscal or tax year, a statement of profit or loss of the Company for such year, and a statement of cash receipts and disbursements, each prepared in accordance with generally accepted accounting principles and reviewed by the Company's independent certified public accountants; (ii) a statement showing the amounts allocated to or allocated against the Member pursuant to Article 7 of this Operating Agreement during or in respect of such year, and any items of income, deduction, credit, or loss allocated to it; and (iii) a copy of the federal income tax return of the Company.

8.3 Tax Matters Member. The Member is designated as the Tax Matters Member of the Company and may, within its discretion, make any tax election for the Company allowed under the Internal Revenue Code of 1986.

ARTICLE 9

ADMISSION OF SUCCESSOR MEMBERS OR NEW MEMBERS

9.1 Admission New Members. A person shall be deemed admitted as a Member of the Company only upon the satisfactory completion of the following:

(a) The Member shall have consented to the admission of the Person as a Member of the Company and the amount and character of the proposed Capital Contribution of such new Member.

(b) The Person shall have accepted and executed and agreed to be bound by the terms and provisions of this Operating Agreement, with such amendments as deemed necessary or desirable by the Member and such other documents or instruments as the Manager may require.

9.2 Financial Adjustments. No new Member shall be entitled to any retroactive allocation of losses, income, or expense deductions incurred by the Company. The Company may, at its option, at the time a new Member is admitted, close the Company's books (as though the Company's tax year had ended) or make pro rata allocations of loss, income, and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706 of the Code and the Regulations promulgated thereunder.

ARTICLE 10

TERM, TERMINATION AND DISTRIBUTION UPON LIQUIDATION

10.1 Term. The term of the Company shall commence on the date the Articles of Organization for the Company are filed in the Office of the Missouri Secretary of State in accordance with the Missouri Act and shall continue until December 31, 2098, unless earlier dissolved by the Member, or the provisions of the Articles of Organization, this Operating Agreement or the Missouri Act.

10.2 Withdrawal of the Member. The Member may withdraw, retire or resign from the Company at any time upon giving thirty (30) days prior written notice to the Company.

Subject to the remaining provisions of this Operating Agreement, upon the withdrawal of the Member, the Member shall be entitled to the fair market value of its Economic Interest, which amount shall be equal to the sum of the withdrawing Member's Percentage Interest of both (i) the Company's Net Profits or Net Losses for the year in which the withdrawal occurs through the date of the withdrawal (less any distributions of Net Cash Flow made to the withdrawing Member through the date of such withdrawal); and (ii) the value of the Company's assets, net of the Company's debts, liabilities and obligations; less any deficit balance in the Member's Capital Account.

10.3 Events of Dissolution. The Company shall immediately dissolve upon an event of withdrawal shall include:

(a) The withdrawal, resignation, dissolution or termination of the Member;

(b) December 31, 2098; or

(c) The happening of any event that makes it unlawful or impossible to carry on the business of the Company.

10.4 Cessation of Business. In the event of the occurrence of any event effecting the dissolution of the Company, the Manager shall execute a notice of winding up in such form as shall be prescribed by the Missouri Secretary of State and file the same with the Missouri Secretary of State's office. Upon the filing of the notice of winding up, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until the Manager has filed articles of termination in the office of Missouri Secretary of State or until a decree terminating the Company has been entered by a court of competent jurisdiction.

10.5 Winding Up. Liquidation, and Distribution of Assets. Upon dissolution, an accounting shall be made of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution and the Manager shall immediately proceed to wind up the affairs of the Company. If the Company is dissolved and its affairs are to be wound up, the Manager shall:

(a) Collect and sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Member may determine to distribute any assets to the Member in kind);

(b) Allocate any Net Profits or Net Losses resulting from such sale or other disposition of the Company's assets to the Member's Capital Account;

(c) Discharge all debts, liabilities and obligations of the Company, including those to the Member as creditor of the Company, to the extent otherwise permitted by law, other than debts, liabilities and obligations to the Member for distributions, and establish such reserves as the Manager may deem reasonably necessary to provide for contingencies or liabilities of the Company (for purposes of determining the Member's Capital Account, the amounts of such reserves shall be deemed to be an expense of the Company);

(e) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated; and

(f) The Manager shall comply with any applicable requirements of the Missouri Act pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

10.6 Articles of Termination. When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining assets have been distributed to the Member, the Manager shall execute and deliver to the Missouri Secretary of State articles of termination setting forth the information required by the Missouri Act.

10.7 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Operating Agreement, upon dissolution, the Member shall look solely to the assets of the Company for the return of its Capital Contributions.

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1 Notices. Except as otherwise provided in this Operating Agreement, any notice required or permitted herein shall be in writing and shall be deemed to have been delivered, whether actually received or not, two (2) calendar days after being deposited in the United States mail, by registered mail, return receipt requested, postage prepaid, addressed to the party entitled thereto at the last address of such party provided by such party to the Company. Any notice to the Company shall be sent to the Company's principal place of business.

11.2 Governing Law. This Operating Agreement has been made and executed in accordance with the Missouri Act and is to be construed, enforced, and governed in accordance therewith and with the laws of the State of Missouri. All actions or proceedings arising directly or indirectly from this Operating Agreement shall be commenced and litigated only in the Circuit Court of Jackson County, Missouri, or the United States District Court of Missouri, Western District, located in Kansas City, Missouri. The parties hereby consent to the jurisdiction over them of the Circuit Court of Jackson County, Missouri, and the United States District Court of Missouri, in all actions or proceedings arising directly or indirectly from this Operating Agreement.

11.3 Entire Agreement. Except as otherwise provided herein, this Operating Agreement together with the preamble, recitals and Exhibits hereto, each of which are incorporated herein, constitutes the entire agreement on the subject matter hereof and may not be changed, modified, amended, or supplemented except in writing, signed by the Member. All other oral or written agreements, promises, and arrangements in relation to the subject matter of this Operating Agreement are hereby rescinded.

11.4 Binding Agreement. Subject to the restrictions and encumbrances set forth herein, the terms and provisions of this Operating Agreement shall be binding upon, be enforceable by and inure to the benefit of the Member, and its successors and assigns.

11.5 Interpretation. The descriptive headings contained in this Operating Agreement are for convenience only and are not intended to define the subject matter of the provisions of this Operating Agreement and shall not be resorted to for interpretation thereof.

11.6 Severability. If any provision of this Operating Agreement or the application thereof to any individual or entity or circumstance shall be invalid or unenforceable to any extent, the remainder of this Operating Agreement and the application of such provisions to other individuals or entities or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

11.7 Saving Clause. In the event any provision of this Operating Agreement shall be, or shall be found to be, contrary to the Missouri Act, such provision shall be deemed amended so as to conform with such Act.

11.8 Further Documentation. Each of the parties hereto agrees in good faith to execute such further or additional documents as may be necessary or appropriate to fully carry out the intent and purpose of this Operating Agreement.

11.9 Indemnification. The Company shall indemnify any Member or Manager of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, arbitration, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that such Member or Manager is or was a Member or Manager of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against liability incurred in connection with such action, arbitration, suit or proceeding, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such Member or Manager in connection with such action, arbitration, suit or proceeding, including any appeal thereof, if such Member or Manager acted in good faith and in a manner such Member or Manager reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Member's or Manager's conduct was unlawful, except that no indemnification shall be made in respect of any claim, issue or matter as to which such Member or Manager shall have been adjudged to be liable for gross negligence or gross misconduct in the performance of such Member's or Manager's duty to the Company unless and only to the extent that the court or arbitration in which the action, arbitration or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such Member or Manager is fairly and reasonably entitled to indemnity for such expenses which the court or arbitration shall deem proper. The termination of any action, arbitration, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Member or Manager did not act in good faith and in a manner which such Member or Manager reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Member's or Manager's conduct was unlawful.

IN WITNESS WHEREOF, the parties hereto have signed this Operating Agreement to be effective on the date first above written.

COPIER SOLUTIONS, LLC,
a Missouri limited liability company

By: ______
Colin Dobell, Manager

MUNICIPAL SOLUTIONS, LLC,
a Delaware limited liability company

By: ______
Colin Dobell, Manager

______
Colin Dobell, Manager of Copier Solutions, LLC

EXHIBIT A

LIMITED LIABILITY COMPANY AGREEMENT OF COPIER SOLUTIONS, LLC

Name	Description and Fair Market Value of Initial Capital Contribution	Initial Percentage Interest
Municipal Solutions, LLC	$25,000, more or less, and all of the right, title and interest of Municipal Solutions, LLC in, to and under that certain Credit Agreement between Municipal Solutions, LLC, as Lender, and Diasys Communications, Inc., as Borrower, dated as of June 12, 1997, as amended by a First Amendment to Credit Agreement dated November 14, 1997 (as amended, the "Credit Agreement"), together with all of the right, title and interest of Municipal Solutions, LLC in the Promissory Note, Pledge Agreement and the common stock of Diasys Communications, Inc. delivered and/or granted to Municipal Solutions, LLC by Diasys Communications, LLC pursuant to the terms of the Credit Agreement.	100%

Exhibit B-117

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 11:31 AM 03/03/1999
991082013 - 2429919

eCHANNEL, INC.

RESTATED CERTIFICATE OF INCORPORATION

eChannel, Inc., a corporation organized and existing under the Delaware General Corporation Law (the "DGCL"), does hereby certify:

1. The original Certificate of Incorporation was filed with the Secretary of State on August 24, 1994, and the name under which it was originally incorporated was ArtNet, Inc.

2. The following Restated Certificate of Incorporation was duly adopted by the corporation's Board of Directors in accordance with the provisions of Section 245 of the DGCL and only restates and integrates and does not further amend the provisions of the corporation's Certificate of Incorporation as heretofore amended and supplemented, and there is not discrepancy between those provisions and the following:

ARTICLE 1. NAME

The name of this corporation shall be eChannel, Inc.

ARTICLE 2. DURATION

This corporation is organized under the DGCL and shall have perpetual existence.

ARTICLE 3. PURPOSE AND POWERS

The nature of the business and the purposes to be conducted and promoted by this corporation are to engage in any lawful act or activity that a corporation formed under the DGCL, or any amendment thereto or substitute therefor, may at the time lawfully exercise.

ARTICLE 4. CAPITAL STOCK

4.1 Authorized Capital

This corporation is authorized to issue two classes of stock: "Common Stock" and "Preferred Stock." The total number of shares that this corporation is authorized to issue is 17,500,000.

The total authorized stock of this corporation shall consist of 12,500,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock, par value $.001 per share.

4.2 Issuance of Preferred Stock in Series

The Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors.

4.2.1 Authority of the Board of Directors

Authority is hereby expressly granted to the Board of Directors of this corporation, subject to the provisions of this Article 4 and to the limitations prescribed by law, to authorize the issue of one or more series of Preferred Stock, and with respect to each such series to fix by resolution or resolutions providing for the issue of each series the number of shares of such series, the voting powers, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, the determination or fixing of the following:

(a) The number of shares of that series;

(b) The distinctive designation of that series;

(c) The dividend rate on the shares of such series, the conditions and dates on which such dividends shall be payable, the relation that such dividends shall bear to the dividends payable on any other class or classes of stock and whether such dividends shall be cumulative or noncumulative and, if so, from which date or dates;

(d) The extent, if any, to which the holders of the shares of such series shall be entitled to vote with respect to the election of directors or otherwise, including the right to elect a specified number or class of directors, the number or percentage of votes required for certain actions, and the extent to which a vote by class or series shall be required for certain actions;

(e) Whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of stock of this corporation and, if provision is made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange;

(f) Whether the shares of such series shall be redeemable by this corporation and, if provision is made for redemption, the times, prices, rates, adjustments, and other terms and conditions of such redemption;

(g) The terms and amounts of any sinking fund provided for the purchase or redemption of the shares of such series;

(h) The rights of the holders of the shares of such series in the event of voluntary or involuntary liquidations of, dissolution or winding up of, or upon the distribution of the assets of this corporation;

(i) The restrictions, if any, on the issue or reissue of any Preferred Stock; and

(j) The extent, if any, to which any committee of the Board of Directors may fix the designations and any of the preferences or rights of the shares of such series relating to dividends, redemption, dissolution, any distribution of assets of this corporation, or the conversion into or exchange of such shares for shares of any other class or classes of stock of this corporation, or any other series of the same or any other class or classes of stock of this corporation, or fix the number of shares of any such series or authorize the increase or decrease in the shares of such series.

4.2.2 Dividends

Subject to any preferential rights granted for any series of Preferred Stock, the holders of shares of the Common Stock shall be entitled to receive dividends, out of the funds of this corporation legally available therefor, at the rate and at the time or times, whether cumulative or noncumulative, as may be provided by the Board of Directors. The holders of shares of the Preferred Stock shall be entitled to receive dividends to the extent provided herein or by the Board of Directors in designating the particular series of Preferred Stock. The holders of shares of the Common Stock shall not be entitled to receive any dividends thereon other than the dividends referred to in this Section 4.2.

4.2.3 Voting

The holders of shares of the Common Stock, on the basis of one vote per share, shall have the right to vote for the election of members of the Board of Directors of this corporation and the right to vote on all other matters, except those matters on which a separate class of this corporation's stockholders vote by class or series to the exclusion of the holders of the shares of the Common Stock. To the extent provided herein or by resolution or resolutions of the Board of Directors providing for the issue of a series of Preferred Stock, the holders of each such series shall have the right to vote for the election of members of the Board of Directors of this corporation and the right to vote on all other matters, except those matters in which a separate class of this corporation's stockholders vote by class or series to the exclusion of the holders of the shares of such series. Except with respect to the election of directors, a holder of Preferred Stock will have the right to that number of votes equal to the number of shares of Common Stock issuable upon conversion of its Preferred Stock at the time the shares are voted.

4.2.4 Issuance of Shares

This corporation may from time to time issue and dispose of any of the authorized and unissued shares of the Common Stock or the Preferred Stock for such consideration as may be fixed from time to time by the Board of Directors, without action by the stockholders. The Board of Directors may provide for payment therefor to be received by this corporation in cash, property, services or such other consideration as is approved by the Board of Directors. Any and all such shares of the Common Stock or the Preferred Stock of this corporation, the issuance of which has been so authorized, and for which consideration so fixed by the Board of Directors has been paid or delivered, shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon.

4.3 Designation of Series A Preferred Stock

The following series of Preferred Stock is hereby designated, which series shall have the rights, preferences, privileges and limitations as set forth below in this Section 4.3:

4.3.1 Series A Preferred Stock

The series of Series A Preferred Stock, consisting of 520,000 shares, par value $.001 per share, authorized herein, shall be designated herein as the "Series A Stock" and shall be convertible into shares of the Common Stock, as described in Section 4.3.5.

The rights, preferences, restrictions and other matters relating to the Series A Stock are set forth below.

4.3.2 Dividends

Dividends shall be declared and set aside for any shares of the Series A Stock only upon resolution of the Board of Directors; provided, however, that:

(a) General. Subject to the rights of the holders, if any, of any outstanding shares of Preferred Stock of this corporation having a preferential right to dividends ranking equal or superior to the rights of the holders of Series A Stock, the holders of record of outstanding shares of Series A Stock shall be entitled to receive, out of funds legally available therefor, a noncumulative cash dividend, if and when declared by the Board of Directors in its discretion. Such dividend, if and so declared, shall be paid at such time or times as shall be determined by the Board of Directors.

(b) Limitation on Common Stock Distributions. No dividend, redemption or similar distribution may be declared or paid on shares of the Common Stock, shares of the Series B Preferred Stock (the "Series B Stock") or on any other shares of capital stock of this corporation ranking below the Series A Stock with respect to the payment of dividends, unless an equal or greater dividend is paid on the Series A Stock.

4.3.3 Liquidation Rights

Upon the voluntary or involuntary dissolution, liquidation or winding up of this corporation, the assets of this corporation available for distribution to its stockholders shall be distributed in the following order and amounts:

(a) General.

(i) The holders, if any, of any outstanding shares of Preferred Stock of this corporation having a preferential right to liquidation payments ranking superior to the rights of the holders of Series A Stock and Series B Stock shall be entitled to receive the full preferential amount per share held by them (the "Superior Liquidation Amount"). If the assets of this corporation shall be insufficient to permit the payment of the full Superior Liquidation Amount, then the assets of this corporation available for distribution shall be distributed ratably among the holders of the shares of such superior Preferred Stock in the same proportions as the full Superior Liquidation Amount each such holder would otherwise be entitled to receive bears to the total of the full Superior Liquidation Amount that would otherwise be payable to all holders of such superior Preferred Stock.

(ii) If, upon completion of the distribution required by Section 4.3.3(a)(i), assets remain in this corporation, the holders, if any, of any outstanding shares of Preferred Stock of this corporation having a preferential right to liquidation payments ranking equal to the rights of the holders of Series A Stock and Series B Stock shall be entitled to receive the liquidation payment specified for such shares held by them (the "Parity Liquidation Amount"), the holders of shares of Series A Stock shall be entitled to receive $1.00 for each outstanding share of Series A Stock held by them, plus any declared but unpaid dividend per share on such outstanding shares of Series A Stock (the "Series A Liquidation Amount"), and the holders of shares of Series B Stock shall be entitled to receive $3.00 for each outstanding share of Series B Stock held by them, plus any declared but unpaid dividend per share on such outstanding shares of Series B Stock (the "Series B Liquidation Amount"). If upon the occurrence of such event, the assets of this corporation shall be insufficient to permit the payment of the full Parity Liquidation Amount, the full Series A Liquidation Amount and the full Series B Liquidation Amount, then the assets of this corporation available for distribution shall be distributed ratably among the holders of the shares of Preferred Stock ranking equal to the Series A Stock and Series B Stock and the holders of the Series A Stock and Series B Stock in the same proportions as the aggregate of the Parity Liquidation Amount, Series A Liquidation Amount and Series B Liquidation Amount each such holder would otherwise be entitled to receive bears to the total Parity Liquidation Amount, Series A Liquidation Amount and Series B Liquidation Amount that would otherwise be payable to all such holders.

(b) Limitation. Upon the completion of the distributions contemplated pursuant to Section 4.3.3(a)(i) and (ii), if assets remain in this corporation, such remaining assets shall be distributed to the holders of any other class or series of Preferred Stock of this corporation having a liquidation preference to the extent of, and in accordance with, such preference, and then the holders of Common Stock and any other outstanding shares of Preferred Stock of this corporation entitled to share in the residual value of this corporation shall be entitled to share ratably (as though all such shares of and other preferred stock were converted to Common Stock under the provisions of the Certificate of Incorporation or statements of relative rights and preferences applicable to such stock) in the remaining assets of this corporation.

(c) Treatment of Consolidations, Mergers and Sales of Assets. The effectuation by this corporation or third-party acquirors of a transaction or series of transactions in which more than 80% of the voting power of this corporation is disposed of to a single person or group of affiliated persons or the sale of all or substantially all of the assets of this corporation or the acquisition of this corporation by another entity by means of merger or otherwise resulting in the exchange of the outstanding shares of this corporation for securities of or consideration issued, or caused to be issued, by the acquiring entity or any of its affiliates shall be regarded as a liquidation within the meaning of this Section 4.3.3; provided, however, that each holder of Series A Stock, Series B Stock or other shares of convertible preferred stock of this corporation shall have the right to elect the benefits of the provisions of Section 4.3.5 or other applicable conversion provisions in lieu of receiving payment in liquidation, dissolution or winding up of this corporation pursuant to this Section 4.3.3.

(d) Distributions Other Than Cash. Whenever the distribution provided for in this Section 4.3.3 shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors.

4.3.4 Voting Power

Except as otherwise expressly provided in Section 4.3.8, or as required by law, each holder of Series A Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holder's shares of Series A Stock could be converted under Section 4.3.5, at the record date for the determination of stockholders entitled to vote on such matter, or, if no such record date is established, at the date on which notice of the meeting of stockholders at which the vote is to be taken is mailed, or the date any written consent of stockholders is solicited if the vote is not to be taken at a meeting. Except as otherwise expressly provided by the General Corporation Law of the State of Delaware, the holders of shares of Series A Stock, Series B Stock and Common Stock shall vote together as a single class on all matters.

4.3.5 Conversion Rights

The holders of the Series A Stock shall have the following rights with respect to the conversion of Series A Stock into shares of Common Stock:

(a) General.

(i) Voluntary Conversion. Any share of the Series A Stock may, at the option of the holder, be converted at any time into such number of fully paid and nonassessable shares of Common Stock as are equal to the product obtained by multiplying the Series A Conversion Rate (determined under Section 4.3.5(b)) by the number of shares of Series A Stock being converted.

(ii) Mandatory Conversion. Each share of Series A Stock shall be converted automatically, without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to this corporation or its transfer agent for the Common Stock, into the number of shares of Common Stock into which such Series A Stock is convertible pursuant to Section 4.3.5(a)(i) upon the earliest of (A) immediately prior to the closing of a primary, public offering by this corporation of shares of Common Stock, registered under the Securities Act of 1933, as amended, in which the aggregate offering is at least $10,000,000 (before deduction of underwriters' discounts and commissions and expenses of the offering) and the per share price at which such shares of Common Stock are offered to the public is at least $5.00 (appropriately adjusted to reflect the occurrence of any stock splits, stock dividends or other recapitalizations), (B) conversion into Common Stock of that number of shares of Series A Stock equal to 50% of the aggregate of the shares of Series A Stock originally issued by this corporation, and (C) the consent or vote by holders of 50% of the Series A Stock then outstanding to such conversion.

(b) Conversion Rate. The conversion rate for Series A Stock in effect at any time (the "Series A Conversion Rate") shall equal $1.00 divided by the Series A Conversion Price, calculated as provided in Section 4.3.5(c).

(c) Conversion Price. The conversion price for Series A Stock in effect from time to time, except as adjusted in accordance with this Section 4.3.5, shall be $1.00 (the "Series A Conversion Price").

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Series A Conversion Price shall be subject to adjustment from time to time as follows:

(i) (A) If this corporation shall issue, after the date on which any shares of Series A Stock were first issued (the "Series A Purchase Date"), any Additional Stock (as defined in Section 4.3.5(d)(ii)) without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to the issuance of such Additional Stock, the Series A Conversion Price in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price determined by multiplying such Series A Conversion Price by a fraction the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Series A Conversion Price and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of such Additional Stock.

(B) No adjustment of the Series A Conversion Price shall be made in an amount less than one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward. Except to the limited extent provided for in Sections 4.3.5(d)(i)(E)(3) and (4), no adjustment of such Series A Conversion Price pursuant to this Section 4.3.5(d)(i) shall have the effect of increasing the Series A Conversion Price above the Series A Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) In the case of the issuance of options to purchase or rights to subscribe for Additional Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Section 4.3.5(d)(i) and Section 4.3.5(d)(ii):

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Sections 4.3.5(d)(i)(C) and (D)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage

of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Sections 4.3.5(d)(i)(C) and (D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Series A Conversion Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange, or the expiration of any options or rights related to such convertible or exchangeable securities, the Series A Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities, or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to Sections 4.3.5(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 4.3.5(d)(i)(E)(3) or (4).

(ii) "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Section 4.3.5(d)(i)(E)) by this corporation after the Series A Purchase Date other than

(A) Common Stock issued pursuant to a transaction described in Section 4.3.5(d)(iii);

(B) the issuance and sale of, or the grant of options to purchase, 1,000,000 shares of Common Stock to employees or consultants of this corporation; and

(C) shares of Common Stock issued or issuable pursuant to options, warrants and convertible Preferred Stock outstanding as of the Series A Purchase Date, or pursuant to conversion of any convertible securities issuable upon exercise of options or warrants outstanding as of the Series A Purchase Date.

(iii) In the event this corporation should at any time or from time to time after the Series A Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of the Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Series A Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4.3.5(d)(i)(E).

(iv) If the number of shares of Common Stock outstanding at any time after the Series A Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Series A Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4.3.5(d)(iii), then, in each such case for the purpose of this Section 4.3.5(e), the holders of the Series A Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Series A Stock are convertible as of the record date fixed for the determination of the holders of the Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale-of-assets transaction provided for elsewhere in this Section 4.3.5); provision shall be made so that the holders of the Series A Stock shall thereafter be entitled to receive upon conversion of the Series A Stock the number of shares of stock or other securities or property of this corporation, or otherwise, to which a holder of the Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4.3.5 with respect to the rights of the holders of the Series A Stock after the recapitalization to the end that the provisions of this Section 4.3.5 (including adjustment of the Series A Conversion Price then in effect and the number of shares purchasable upon conversion of the Series A Stock) shall be applicable after that event as nearly equivalent as may be practicable.

(g) No Impairment. This corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4.3.5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Stock against impairment.

(h) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Series A Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4.3.5, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of the Series A Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Series A Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Series A Stock.

(i) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, this corporation shall mail to each holder of the Series A Stock, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(j) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Stock, in addition to such other remedies as shall be available to the holder of such Series A Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these articles.

(k) Notices. Any notice required by the provisions of this Section 4.3.5 to be given to the holders of shares of Series A Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at its address appearing on the books of this corporation.

4.3.6 No Reissuance of Stock

No share or shares of Series A Stock redeemed, converted, purchased or otherwise acquired by this corporation shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that this corporation shall be authorized to issue. This corporation may from time to time take such appropriate corporate action as may be necessary to reduce the authorized number of shares of the Series A Stock accordingly.

4.3.7 Redemption

There shall be no redemption provisions for the Series A Stock.

4.3.8 Protective Limitations

Except as expressly provided herein or as required by law, so long as at least 300,000 shares of the Series A Stock remain outstanding, this corporation shall not, without the approval (by vote or written consent) of the holders of a majority of the then outstanding shares of Series A Stock:

(a) authorize or issue (or obligate itself to authorize or issue) any security or reclassify any class or series of securities of this corporation senior to or on a parity with the Series A Stock as stated by the terms hereof;

(b) amend or repeal any provision of, or add any provision to, this corporation's Certificate of Incorporation or By-laws (the "By-laws") to change the rights of the Series A Stock, or increase or decrease the number of authorized shares of the Series A Stock;

(c) sell, lease, convey or otherwise dispose of all or substantially all of its assets, or effect any transaction or series of related transactions in which more than 80% of the voting power of this corporation is disposed of; any merger with another corporation (other than a merger in which this corporation is the surviving entity and the holders of a majority of the voting power of this corporation's capital stock immediately prior to such merger own at least a majority of the voting power of this corporation's capital stock after such merger); or

(d) redeem or repurchase (or enter into any agreement to become obligated to redeem or repurchase) any shares of Common Stock (other than pursuant to employee stock vesting or repurchase agreements for the benefit of employees, advisors, officers, directors, consultants and service providers approved by the Board of Directors).

4.3.9 Notices of Record Date

In the event of:

(a) any capital reorganization of this corporation, any reclassification or recapitalization of the capital stock of this corporation, any merger or consolidation of this corporation, or any transfer of all or substantially all of the assets of this corporation, or

(b) any voluntary or involuntary dissolution, liquidation or winding up of this corporation,

then and in each such event this corporation shall mail or deliver or cause to be mailed or delivered to each holder of Series A Stock a notice specifying (i) the date on which any such reorganization, reclassification, recapitalization, merger, consolidation, transfer, dissolution, liquidation or winding up is expected to become effective and (ii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, merger, consolidation, transfer, dissolution, liquidation or winding up. Such notice shall be mailed or delivered at least 20 days prior to the date specified in such notice on which such action is to be taken.

4.4 Designation of Series B Preferred Stock

The following series of Preferred Stock is hereby designated, which series shall have the rights, preferences, privileges and limitations as set forth below in this Section 4.4:

4.4.1 Series B Preferred Stock

The series of Series B Preferred Stock, consisting of 166,667 shares, par value $.001 per share, authorized herein, shall be designated herein as the "Series B Stock" and shall be convertible into shares of the Common Stock, as described in Section 4.4.5.

The rights, preferences, restrictions and other matters relating to the Series B Stock are set forth below.

4.4.2 Dividends

Dividends shall be declared and set aside for any shares of the Series B Stock only upon resolution of the Board of Directors; provided, however, that:

(a) General. Subject to the rights of the holders, if any, of any outstanding shares of Preferred Stock of this corporation having a preferential right to dividends ranking equal or superior to the rights of the holders of Series B Stock, the holders of record of outstanding shares of Series B Stock shall be entitled to receive, out of funds legally available therefor, a noncumulative cash dividend, if and when declared by the Board of Directors in its discretion. Such dividend, if and so declared, shall be paid at such time or times as shall be determined by the Board of Directors.

(b) Limitation on Common Stock Distributions. No dividend, redemption or similar distribution may be declared or paid on shares of the Common Stock, shares of the Series A Stock or on any other shares of capital stock of this corporation ranking below the Series B Stock with respect to the payment of dividends, unless an equal or greater dividend is paid on the Series B Stock.

4.4.3 Liquidation Rights

Upon the voluntary or involuntary dissolution, liquidation or winding up of this corporation, the assets of this corporation available for distribution to its stockholders shall be distributed in the following order and amounts:

(a) General.

(i) The holders, if any, of any outstanding shares of Preferred Stock of this corporation having a preferential right to liquidation payments ranking superior to the rights of the holders of Series A Stock and Series B Stock shall be entitled to receive the full preferential amount per share held by them (the "Superior Liquidation Amount"). If the assets of this corporation shall be insufficient to permit the payment of the full Superior Liquidation Amount, then the assets of this corporation available for distribution shall be distributed ratably among the holders of the shares of such superior Preferred Stock in the same proportions as the full Superior Liquidation Amount each such holder would otherwise be entitled to receive bears to the total of the full Superior Liquidation Amount that would otherwise be payable to all holders of such superior Preferred Stock.

(ii) If, upon completion of the distribution required by Section 4.4.3(a)(i), assets remain in this corporation, the holders, if any, of any outstanding shares of Preferred Stock of this corporation having a preferential right to liquidation payments ranking equal to the rights of the holders of Series A Stock and Series B Stock shall be entitled to receive the liquidation payment specified for such shares held by them (the "Parity Liquidation Amount"),the holders of shares of Series A Stock shall be entitled to receive $1.00 for each outstanding share of Series A Stock held by them, plus any declared but unpaid dividend per share on such outstanding shares of Series A Stock (the "Series A Liquidation Amount"), and the holders of shares of Series B Stock shall be entitled to receive $3.00 for each outstanding share of Series B Stock held by them, plus any declared but unpaid dividend per share on such outstanding shares of Series B Stock (the "Series B Liquidation Amount"). If upon the occurrence of such event, the assets of this corporation shall be insufficient to permit the payment of the full Parity Liquidation Amount, the full Series A Liquidation Amount and the full Series B Liquidation Amount, then the assets of this corporation available for distribution shall be distributed ratably among the holders of the shares of Preferred Stock ranking equal to the Series A Stock and Series B Stock and the holders of the Series A Stock and Series B Stock in the same proportions as the aggregate of the Parity Liquidation Amount, Series A Liquidation Amount and Series B Liquidation Amount each such holder would otherwise be entitled to receive bears to the total Parity Liquidation Amount, Series A Liquidation Amount and Series B Liquidation Amount that would otherwise be payable to all such holders.

(b) Limitation. Upon the completion of the distributions contemplated pursuant to Section 4.4.3(a)(i) and (ii), if assets remain in this corporation, such remaining assets shall be distributed to the holders of any other class or series of Preferred Stock of this corporation having a liquidation preference to the extent of, and in accordance with, such preference, and then the holders of Common Stock and any other outstanding shares of Preferred Stock of this corporation entitled to share in the residual value of this corporation shall be entitled to share ratably (as though all such shares of and other preferred stock were converted to Common Stock under the provisions of the Certificate of Incorporation or statements of relative rights and preferences applicable to such stock) in the remaining assets of this corporation.

(c) Treatment of Consolidations, Mergers and Sales of Assets. The effectuation by this corporation or third-party acquirors of a transaction or series of transactions in which more than 80% of the voting power of this corporation is disposed of to a single person or group of affiliated persons or the sale of all or substantially all of the assets of this corporation or the acquisition of this corporation by another entity by means of merger or otherwise resulting in the exchange of the outstanding shares of this corporation for securities of or consideration issued, or caused to be issued, by the acquiring entity or any of its affiliates shall be regarded as a liquidation within the meaning of this Section 4.4.3; provided, however, that each holder of Series A Stock, Series B Stock or other shares of convertible preferred stock of this corporation shall have the right to elect the benefits of the provisions of Section 4.4.5 or other applicable conversion provisions in lieu of receiving payment in liquidation, dissolution or winding up of this corporation pursuant to this Section 4.4.3.

(d) Distributions Other Than Cash. Whenever the distribution provided for in this Section 4.4.3 shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors.

4.4.4 Voting Power

Except as required by law, each holder of Series B Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holder's shares of Series B Stock could be converted under Section 4.4.5, at the record date for the determination of stockholders entitled to vote on such matter, or, if no such record date is established, at the date on which notice of the meeting of stockholders at which the vote is to be taken is mailed, or the date any written consent of stockholders is solicited if the vote is not to be taken at a meeting. Except as otherwise expressly provided by the General Corporation Law of the State of Delaware, the holders of shares of Series A Stock, Series B Stock and Common Stock shall vote together as a single class on all matters.

4.4.5 Conversion Rights

The holders of the Series B Stock shall have the following rights with respect to the conversion of Series B Stock into shares of Common Stock:

(a) General.

(i) Voluntary Conversion. Any share of the Series B Stock may, at the option of the holder, be converted at any time into such number of fully paid and nonassessable shares of Common Stock as are equal to the product obtained by multiplying the Series B Conversion Rate (determined under Section 4.4.5(b)) by the number of shares of Series B Stock being converted.

(ii) Mandatory Conversion. Each share of Series B Stock shall be converted automatically, without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to this corporation or its transfer agent for the Common Stock, into the number of shares of Common Stock into which such Series B Stock is convertible pursuant to Section 4.4.5(a)(i) upon the earliest of (A) immediately prior to the closing of a primary, public offering by this corporation of shares of Common Stock, registered under the Securities Act of 1933, as amended, in which the aggregate offering is at least $10,000,000 (before deduction of underwriters' discounts and commissions and expenses of the offering) and the per share price at which such shares of Common Stock are offered to the public is at least $5.00 (appropriately adjusted to reflect the occurrence of any stock splits, stock dividends or other recapitalizations), (B) conversion into Common Stock of that number of shares of Series B Stock equal to 50% of the aggregate of the shares of Series B Stock originally issued by this corporation, and (C) the consent or vote by holders of 50% of the Series B Stock then outstanding to such conversion.

(b) Conversion Rate. The conversion rate for Series B Stock in effect at any time (the "Series B Conversion Rate") shall equal $3.00 divided by the Series B Conversion Price, calculated as provided in Section 4.4.5(c).

(c) Conversion Price. The conversion price for Series B Stock in effect from time to time, except as adjusted in accordance with this Section 4.4.5, shall be $3.00 (the "Series B Conversion Price").

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Series B Conversion Price shall be subject to adjustment from time to time as follows:

(i) (A) If this corporation shall issue, after the date on which any shares of Series B Stock were first issued (the "Series B Purchase Date"), any Additional Stock (as defined in Section 4.4.5(d)(ii)) without consideration or for a consideration per share less than the Series B Conversion Price in effect immediately prior to the issuance of such Additional Stock, the Series B Conversion Price in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price determined by multiplying such Series B Conversion Price by a fraction the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Series B Conversion Price and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of such Additional Stock.

(B) No adjustment of the Series B Conversion Price shall be made in an amount less than one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward. Except to the limited extent provided for in Sections 4.4.5(d)(i)(E)(3) and (4), no adjustment of such Series B Conversion Price pursuant to this Section 4.4.5(d)(i) shall have the effect of increasing the Series B Conversion Price above the Series B Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) In the case of the issuance of options to purchase or rights to subscribe for Additional Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Section 4.4.5(d)(i) and Section 4.4.5(d)(ii):

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Sections 4.4.5(d)(i)(C) and (D)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Sections 4.4.5(d)(i)(C) and (D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Series B Conversion Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common

Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange, or the expiration of any options or rights related to such convertible or exchangeable securities, the Series B Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities, or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to Sections 4.4.5(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 4.4.5(d)(i)(E)(3) or (4).

(ii) "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Section 4.4.5(d)(i)(E)) by this corporation after the Series B Purchase Date other than

(A) Common Stock issued pursuant to a transaction described in Section 4.4.5(d)(iii);

(B) the issuance and sale of, or the grant of options to purchase, 1,000,000 shares of Common Stock to employees or consultants of this corporation; and

(C) shares of Common Stock issued or issuable pursuant to options, warrants and convertible Preferred Stock outstanding as of the Series B Purchase Date, or pursuant to conversion of any convertible securities issuable upon exercise of options or warrants outstanding as of the Series B Purchase Date.

(iii) In the event this corporation should at any time or from time to time after the Series B Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of the Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Series B Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4.4.5(d)(i)(E).

(iv) If the number of shares of Common Stock outstanding at any time after the Series B Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Series B Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4.4.5(d)(iii), then, in each such case for the purpose of this Section 4.4.5(e), the holders of the Series B Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Series B Stock are convertible as of the record date fixed for the determination of the holders of the Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale-of-assets transaction provided for elsewhere in this Section 4.4.5), provision shall be made so that the holders of the Series B Stock shall thereafter be entitled to receive upon conversion of the Series B Stock the number of shares of stock or other securities or property of this corporation, or otherwise, to which a holder of the Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4.4.5 with respect to the rights of the holders of the Series B Stock after the recapitalization to the end that the provisions of this Section 4.4.5 (including adjustment of the Series B Conversion Price then in effect and the number of shares purchasable upon conversion of the Series B Stock) shall be applicable after that event as nearly equivalent as may be practicable.

(g) No Impairment. This corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4.4.5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Stock against impairment.

(h) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Series B Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Series B Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Series B Conversion Price pursuant to this Section 4.4.5, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series B Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of the Series B Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Series B Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Series B Stock.

(i) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, this corporation shall mail to each holder of the Series B Stock, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(j) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Stock, in addition to such other remedies as shall be available to the holder of such Series B Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these articles.

(k) Notices. Any notice required by the provisions of this Section 4.4.5 to be given to the holders of shares of Series B Stock shall be deemed given if deposited in the

United States mail, postage prepaid, and addressed to each holder of record at its address appearing on the books of this corporation.

4.4.6 No Reissuance of Stock

No share or shares of Series B Stock redeemed, converted, purchased or otherwise acquired by this corporation shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that this corporation shall be authorized to issue. This corporation may from time to time take such appropriate corporate action as may be necessary to reduce the authorized number of shares of the Series B Stock accordingly.

4.4.7 Redemption

There shall be no redemption provisions for the Series B Stock.

4.4.8 Protective Limitation

Except as expressly provided herein or as required by law, so long as at least 100,000 shares of the Series B Stock remain outstanding, this corporation shall not, without the approval (by vote or written consent) of the holders of a majority of the then outstanding shares of Series B Stock increase or decrease the number of authorized shares of the Series B Stock.

4.4.9 Notices of Record Date

In the event of

(a) any capital reorganization of this corporation, any reclassification or recapitalization of the capital stock of this corporation, any merger or consolidation of this corporation, or any transfer of all or substantially all of the assets of this corporation, or

(b) any voluntary or involuntary dissolution, liquidation or winding up of this corporation,

then and in each such event this corporation shall mail or deliver or cause to be mailed or delivered to each holder of Series B Stock a notice specifying (i) the date on which any such reorganization, reclassification, recapitalization, merger, consolidation, transfer, dissolution, liquidation or winding up is expected to become effective and (ii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, merger, consolidation, transfer, dissolution, liquidation or winding up. Such notice shall be mailed or delivered at least 20 days prior to the date specified in such notice on which such action is to be taken.

4.5 Designation of Series C Preferred Stock

The following series of Preferred Stock is hereby designated, which series shall have the rights, preferences, privileges and limitations as set forth below in this Section 4.5:

4.5.1 Series C Preferred Stock

The series of Series C Preferred Stock, consisting of 133,333 shares, par value $.001 per share, authorized herein, shall be designated herein as the "Series C Stock" and shall be convertible into shares of Common Stock, as described in Section 4.5.5.

The rights, preferences, restrictions and other matters relating to the Series C Stock are set forth below.

4.5.2 Dividends

Dividends shall be declared and set aside for any shares of the Series C Stock only upon resolution of the Board of Directors; provided, however, that:

(a) General. Subject to the rights of the holders, if any, of any outstanding shares of Preferred Stock of this corporation having a preferential right to dividends ranking equal or superior to the rights of the holders of Series C Stock, the holders of record of outstanding shares of Series C Stock shall be entitled to receive, out of funds legally available therefor, a noncumulative cash dividend, if and when declared by the Board of Directors in its discretion. Such dividend, if and so declared, shall be paid at such time or times as shall be determined by the Board of Directors.

(b) Limitation on Distributions. No dividend, redemption or similar distribution may be declared or paid on shares of the Common Stock, shares of the Series A Stock, Series B Stock or on any other shares of capital stock of this corporation ranking below the Series C Stock with respect to the payment of dividends, unless an equal or greater dividend is paid on the Series C Stock.

4.5.3 Liquidation Rights

Upon the voluntary or involuntary dissolution, liquidation or winding up of this corporation, the assets of this corporation available for distribution to its stockholders shall be distributed in the following order and amounts:

(a) General.

(i) The holders, if any, of any outstanding shares of Preferred Stock of this corporation having a preferential right to liquidation payments ranking superior to the rights of the holders of Series A Stock, Series B Stock and Series C Stock shall be entitled to receive the full preferential amount per share held by them (the "Superior Liquidation Amount"). If the assets of this corporation shall be insufficient to permit the payment of the full Superior Liquidation Amount, then the assets of this corporation available for distribution shall be distributed ratably among the holders of the shares of such superior Preferred Stock in the same proportions as the full Superior Liquidation Amount each such holder would otherwise be entitled to receive bears to the total of the full Superior Liquidation Amount that would otherwise be payable to all holders of such superior Preferred Stock.

(ii) If, upon completion of the distribution required by Section 4.5.3(a)(i), assets remain in this corporation, the holders, if any, of any outstanding shares of Preferred Stock of this corporation having a preferential right to liquidation payments ranking equal to the rights of the holders of Series A Stock, Series B Stock and Series C Stock shall be entitled to receive the liquidation payment specified for such shares held by them (the "Parity Liquidation Amount"), the holders of shares of Series A Stock shall be entitled to receive $1.00 for each outstanding share of Series A Stock held by them, plus any declared but unpaid dividend per share on such outstanding shares of Series A Stock (the "Series A Liquidation Amount"), the holders of shares of Series B Stock shall be entitled to receive $3.00 for each outstanding share of Series B Stock held by them, plus any declared but unpaid dividend per share on such outstanding shares of Series B Stock (the "Series B Liquidation Amount"), and the holders of shares of Series C Stock shall be entitled to receive $3.75 for each outstanding share of Series C Stock held by them, plus any declared but unpaid dividend per share on such outstanding shares of Series C Stock (the "Series C Liquidation Amount"). If upon the occurrence of such event, the assets of this corporation shall be insufficient to permit the payment of the full Parity Liquidation Amount, the full Series A Liquidation Amount, the full Series B Liquidation Amount and the full Series C Liquidation Amount, then the assets of this corporation available for distribution shall be distributed ratably among the holders of the shares of Preferred Stock ranking equal to the Series A Stock, the Series B Stock and Series C Stock and the holders of the Series A Stock, the Series B Stock and Series C Stock in the same proportions as the aggregate of the Parity Liquidation Amount, Series A Liquidation Amount, Series B Liquidation Amount and Series C Liquidation Amount each such holder would otherwise be entitled to receive bears to the total Parity Liquidation Amount, Series A Liquidation Amount, Series B Liquidation Amount and Series C Liquidation Amount that would otherwise be payable to all such holders.

(b) Limitation. Upon the completion of the distributions contemplated pursuant to Section 4.5.3(a)(i) and (ii), if assets remain in this corporation, such remaining assets shall be distributed to the holders of any other class or series of Preferred Stock of this corporation having a liquidation preference to the extent of, and in accordance with, such preference, and then the holders of Common Stock and any other outstanding shares of Preferred Stock of this corporation entitled to share in the residual value of this corporation shall be entitled to share ratably (as though all such shares of and other preferred stock were converted to Common Stock under the provisions of the Certificate of Incorporation or statements of relative rights and preferences applicable to such stock) in the remaining assets of this corporation.

(c) Treatment of Consolidations, Mergers and Sales of Assets. The effectuation by this corporation or third-party acquirors of a transaction or series of transactions in which more than 80% of the voting power of this corporation is disposed of to a single person or group of affiliated persons or the sale of all or substantially all of the assets of this corporation or the acquisition of this corporation by another entity by means of merger or otherwise resulting in the exchange of the outstanding shares of this corporation for securities of or consideration issued, or caused to be issued, by the acquiring entity or any of its affiliates shall be regarded as a liquidation within the meaning of this Section 4.5.3; provided, however, that each holder of Series A Stock, Series B Stock, Series C Stock or other shares of convertible preferred stock of this corporation shall have the right to elect the benefits of the provisions of Section 4.5.5 or other applicable conversion provisions in lieu of receiving payment in liquidation, dissolution or winding up of this corporation pursuant to this Section 4.5.3.

(d) Distributions Other Than Cash. Whenever the distribution provided for in this Section 4.5.3 shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors.

4.5.4 Voting Power

Except as required by law, each holder of Series C Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holder's shares of Series C Stock could be converted under Section 4.5.5, at the record date for the determination of stockholders entitled to vote on such matter, or, if no such record date is established, at the date on which notice of the meeting of stockholders at which the vote is to be taken is mailed, or the date any written consent of stockholders is solicited if the vote is not to be taken at a meeting. Except as otherwise expressly provided by the General Corporation Law of the State of Delaware, the holders of shares of Series A Stock, Series B Stock, Series C Stock and Common Stock shall vote together as a single class on all matters.

4.5.5 Conversion Rights

The holders of the Series C Stock shall have the following rights with respect to the conversion of Series C Stock into shares of Common Stock:

(a) General.

(i) Voluntary Conversion. Any share of the Series C Stock may, at the option of the holder, be converted at any time into such number of fully paid and nonassessable shares of Common Stock as are equal to the product obtained by multiplying the Series C Conversion Rate (determined under Section 4.5.5(b)) by the number of shares of Series C Stock being converted.

(ii) Mandatory Conversion. Each share of Series C Stock shall be converted automatically, without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to this corporation or its transfer agent for the Common Stock, into the number of shares of Common Stock into which such Series C Stock is convertible pursuant to Section 4.5.5(a)(i) upon the earliest of (A) immediately prior to the closing of a primary, public offering by this corporation of shares of Common Stock, registered under the Securities Act of 1933, as amended, in which the aggregate offering is at least $10,000,000 (before deduction of underwriters' discounts and commissions and expenses of the offering) and the per share price at which such shares of Common Stock are offered to the public is at least $5.00 (appropriately adjusted to reflect the occurrence of any stock splits, stock dividends or other recapitalizations), (B) conversion into Common Stock of that number of shares of Series C Stock equal to 50% of the aggregate of the shares of Series C Stock originally issued by this corporation, and (C) the consent or vote by holders of 50% of the Series C Stock then outstanding to such conversion.

(b) Conversion Rate. The conversion rate for Series C Stock in effect at any time (the "Series C Conversion Rate") shall equal $3.75 divided by the Series C Conversion Price, calculated as provided in Section 4.5.5(c).

(c) Conversion Price. The conversion price for Series C Stock in effect from time to time, except as adjusted in accordance with this Section 4.5.5, shall be $3.75 (the "Series C Conversion Price").

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Series C Conversion Price shall be subject to adjustment from time to time as follows:

(i) (A) If this corporation shall issue, after the date on which any shares of Series C Stock were first issued (the "Series C Purchase Date"), any Additional Stock (as defined in Section 4.5.5(d)(ii)) without consideration or for a consideration per share less than the Series C Conversion Price in effect immediately prior to the issuance of such Additional Stock, the Series C Conversion Price in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price determined by multiplying such Series C Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Series C Conversion Price and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of such Additional Stock.

(B) No adjustment of the Series C Conversion Price shall be made in an amount less than one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward. Except to the limited extent provided for in Sections 4.5.5(d)(i)(E)(3) and (4), no adjustment of such Series C Conversion Price pursuant to this Section 4.5.5(d)(i) shall have the effect of increasing the Series C Conversion Price above the Series C Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) In the case of the issuance of options to purchase or rights to subscribe for Additional Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Section 4.5.5(d)(i) and Section 4.5.5(d)(ii):

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Sections 4.5.5(d)(i)(C) and (D)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum

additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Sections 4.5.5(d)(i)(C) and (D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Series C Conversion Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange, or the expiration of any options or rights related to such convertible or exchangeable securities, the Series C Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities, or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to Sections 4.5.5(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 4.5.5(d)(i)(E)(3) or (4).

(ii) "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Section 4.5.5(d)(i)(E)) by this corporation after the Series C Purchase Date other than

(A) Common Stock issued pursuant to a transaction described in Section 4.5.5(d)(iii);

(B) the issuance and sale of, or the grant of options to purchase, 1,000,000 shares of Common Stock to employees or consultants of this corporation; and

(C) shares of Common Stock issued or issuable pursuant to options, warrants and convertible Preferred Stock outstanding as of the Series C Purchase Date, or pursuant to conversion of any convertible securities issuable upon exercise of options or warrants outstanding as of the Series C Purchase Date.

(iii) In the event this corporation should at any time or from time to time after the Series C Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of the Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Series C Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4.5.5(d)(i)(E).

(iv) If the number of shares of Common Stock outstanding at any time after the Series C Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Series C Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4.5.5(d)(iii), then, in each such case for the purpose of this Section 4.5.5(e), the holders of the Series C Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Series C Stock are convertible as of the record date fixed for the determination of the holders of the Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale-of-assets transaction provided for elsewhere in this Section 4.5.5); provision shall be made so that the holders of the Series C Stock shall thereafter be entitled to receive upon conversion of the Series C Stock the number of shares of stock or other securities or property of this corporation, or otherwise, to which a holder of the Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4.5.5 with respect to the rights of the holders of the Series C Stock after the recapitalization to the end that the provisions of this Section 4.5.5 (including adjustment of the Series C Conversion Price then in effect and the number of shares purchasable upon conversion of the Series C Stock) shall be applicable after that event as nearly equivalent as may be practicable.

(g) No Impairment. This corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4.5.5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series C Stock against impairment.

(h) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Series C Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Series C Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Series C Conversion Price pursuant to this Section 4.5.5, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series C Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of the Series C Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Series C Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Series C Stock.

(i) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, this corporation shall mail to each holder of the Series C Stock, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(j) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the

Series C Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series C Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series C Stock, in addition to such other remedies as shall be available to the holder of such Series C Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these articles.

(k) Notices. Any notice required by the provisions of this Section 4.5.5 to be given to the holders of shares of Series C Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at its address appearing on the books of this corporation.

4.5.6 No Reissuance of Stock

No share or shares of Series C Stock redeemed, converted, purchased or otherwise acquired by this corporation shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that this corporation shall be authorized to issue. This corporation may from time to time take such appropriate corporate action as may be necessary to reduce the authorized number of shares of the Series C Stock accordingly.

4.5.7 Redemption

There shall be no redemption provisions for the Series C Stock.

4.5.8 Protective Limitation

Except as expressly provided herein or as required by law, so long as at least 100,000 shares of the Series C Stock remain outstanding, this corporation shall not, without the approval (by vote or written consent) of the holders of a majority of the then outstanding shares of Series C Stock increase or decrease the number of authorized shares of the Series C Stock.

4.5.9 Notices of Record Date

In the event of:

(a) any capital reorganization of this corporation, any reclassification or recapitalization of the capital stock of this corporation, any merger or consolidation of this corporation, or any transfer of all or substantially all of the assets of this corporation, or

(b) any voluntary or involuntary dissolution, liquidation or winding up of this corporation, then and in each such event this corporation shall mail or deliver or cause to be mailed or delivered to each holder of Series C Stock a notice specifying (i) the date on which any such reorganization, reclassification, recapitalization, merger, consolidation, transfer, dissolution, liquidation or winding up is expected to become effective and (ii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, merger, consolidation, transfer, dissolution, liquidation or winding up. Such notice shall be mailed or delivered at least 20 days prior to the date specified in such notice on which such action is to be taken.

ARTICLE 5. BY-LAWS

The Board of Directors shall have the power to adopt, amend or repeal the By-laws, subject to the power of the stockholders to amend or repeal such By-laws.

ARTICLE 6. REGISTERED OFFICE AND AGENT

The address of the registered office of this corporation in the State of Delaware is 1013 Centre Road, City of Wilmington 19805, County of Newcastle. The name of its registered agent at such address is The Prentice-Hall Corporation System, Inc.

ARTICLE 7. DIRECTORS

The number of directors of this corporation shall be determined in the manner provided by the By-laws and may be increased or decreased from time to time in the manner provided therein.

ARTICLE 8. ELECTION OF DIRECTORS

Election of directors need not be by written ballot unless the By-laws of this corporation shall so provide.

ARTICLE 9. STOCKHOLDERS MEETINGS

Meetings of stockholders may be held within or without the State of Delaware, as the By-laws may provide. The books of this corporation may be kept, subject to limitations prescribed by law, outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-laws of this corporation.

ARTICLE 10. LIMITATION OF DIRECTOR LIABILITY

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to this corporation or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended, after approval by the stockholders of this Article 10 to authorize corporation action further eliminating or limiting personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

All references in this Article 10 to a director shall also be deemed to refer (i) to a member of the governing body of a corporation that is not authorized to issue capital stock and (ii) to such other person or persons, if any, who, pursuant to a provision of this Certificate of Incorporation, exercise or perform any of the powers or duties otherwise conferred or imposed upon the Board of Directors by the DGCL.

Any repeal or modification of the foregoing provisions of this Article 10 by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of such repeal or modification.

ARTICLE 11. AMENDMENTS TO CERTIFICATE OF INCORPORATION

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, the undersigned has executed this document and affirms, under penalties of perjury, that the statements herein are true and that this instrument is his act and deed as of this 12 day of February, 1999.

eChannel, Inc.

By ______________________
Peter F. Yoakum, President

ATTEST:

____
Peter F. Yoakum, Secretary

TRAILER SHEET

INCORPORATING SECTION
P.O. BOX 898
FRANCHISE TAX SECTION
P.O. BOX 7040
UNIFORM COMMERCIAL CODE
P.O. BOX 793
DOVER, DELAWARE 19903

STATE OF DELAWARE
DEPARTMENT OF STATE
Harriet Smith Windsor, Secretary
DIVISION OF CORPORATIONS
JOHN G. TOWNSEND BUILDING
DUKE OF YORK STREET
DOVER, DELAWARE 19901

INCORPORATING SECTION
GENERAL INFORMATION
302/739 - 3073
NAME RESERVATION
302/739 - 6900
900/420 - 8042
FRANCHISE TAX SECTION
302/739 - 4225
UNIFORM COMMERCIAL CODE
302/739 - 4279

****

SRV#: 020212311 Agent: 9000014 File#: Package#: 000142400
Priority: 3 Mail Code R Date: 04/03/02

Attn: PATTI/507531/FAX

Agent: CORPORATION SERVICE COMPANY
2711 CENTERVILLE ROAD
SUITE 400
WILMINGTON DE 19808

****

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 02/02/1998
981041940 - 2677078

Certificate of Amendment to Certificate of Formation

of

MUNICIPAL SOLUTIONS, LLC

It is hereby certified that:

1. The name of the limited liability company (hereinafter called the "limited liability company") is **MUNICIPAL SOLUTIONS, LLC**

2. The certificate of formation of the limited liability company is hereby amended by striking out Article Second thereof and by substituting in lieu of said Article the following new Article:

> "Second: The name and address of the registered agent of the limited liability company within the State of Delaware is:
>
> Corporation Service Company
> 1013 Centre Road
> Wilmington, Delaware 19805."

Executed on: 20 January 1998

MARK G. ENGLISH
SECRETARY

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF LIMITED LIABILITY COMPANY OF "MUNICIPAL SOLUTIONS, LLC", FILED IN THIS OFFICE ON THE NINTH DAY OF JANUARY, A.D. 1997, AT 10 O'CLOCK A.M.

Edward J. Freel, Secretary of State

2677078 8100

971008807

AUTHENTICATION: 8280285

DATE: 01-10-97

CERTIFICATE OF FORMATION

OF

MUNICIPAL SOLUTIONS, LLC

This Certificate of Formation of Municipal Solutions, LLC (the "Company"), dated as of January 8, 1997, is being duly executed and filed by KLT Telecom Inc. as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

FIRST. Name. The name of the limited liability company formed hereby is Municipal Solutions, LLC.

SECOND. Registered Office and Registered Agent. The Company's registered office in the State of Delaware is located at 1209 Orange Street, Wilmington, Deleware 19801. The registered agent of the Company for service of process at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

KLT Telecom Inc.,
a Missouri corporation

By: R.G. Wasson
R.G. Wasson, President

625057.v2

LIMITED LIABILITY COMPANY AGREEMENT

OF

MUNICIPAL SOLUTIONS, LLC

January 9, 1997

TABLE OF CONTENTS

ARTICLE 6

ARTICLE 8

ARTICLE 10

ARTICLE 11

EXHIBIT D

LIMITED LIABILITY COMPANY AGREEMENT

OF

MUNICIPAL SOLUTIONS, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT ("LLC Agreement"), is made and entered into to be effective as of the 9th day of January, 1997, by and between KLT Telecom Inc., a Missouri corporation ("KLT"), and Colin Dobell ("Dobell"), (KLT and Dobell each hereinafter referred to as a "Member").

WHEREAS, the Members have agreed to organize a limited liability company governed by the Delaware Limited Liability Company Act (the "Delaware Act");

NOW, THEREFORE, in consideration of the mutual covenants and benefits set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1

THE LIMITED LIABILITY COMPANY

1.1 Formation of Limited Liability Company. The Certificate of Formation of Municipal Solutions, LLC (the "Company") was filed in the office of the Secretary of State of Delaware pursuant to the Delaware Act on January 9, 1997 and is hereby ratified by each of the Members. All prior agreements concerning the subject matter of this LLC Agreement are canceled and shall have no further effect.

1.2 Registered Office and Agent. The address of the Company's registered office in the state of Delaware is located at 1209 Orange Street, Wilmington, Delaware 19801 or any other or additional place or places as the Members may determine from time to time, and the registered agent at such office is The Corporation Trust Company.

In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Management Committee shall promptly designate a replacement registered agent or registered office as the case may be, and make the appropriate filings with the secretary of state. If the Management Committee shall fail to designate a replacement registered agent or registered office, as the case may be, then any one Member may designate a replacement registered agent or registered office and make the appropriate filings in the Office of the Secretary of State of Delaware.

1.3 Purpose. The purpose and business of the Company shall be to invest in business ventures as selected by the unanimous affirmative vote or unanimous consent of all of the Members with Voting Rights from time to time and to provide marketing and management services to such ventures, including, without limitation, legal, tax and analytical support, and to do all other things which are reasonably incidental to the foregoing. The Company may transact any or all other lawful business for which a limited liability company may be organized under the Delaware Act upon the unanimous affirmative vote or unanimous consent of all of the Members with Voting Rights of the Company specifically authorizing any such other lawful business.

1.4 Principal Place of Business. The principal place of business of the Company shall be 1201 Walnut, Kansas City, Missouri 64106, or at such other place or places within or without the State of Delaware as the Management Committee may designate from time to time.

1.5 Property. All assets, including real and personal property owned and held by the Company shall be owned by the Company in the name of the Company and no Member or Economic Interest Owner shall have any ownership interest in such property in its individual name or right. Each Member's or Economic Interest Owner's interest in the Company shall be personal property for all purposes. Any deed, bill of sale, mortgage, lease, contract of sale or other instrument purporting to convey or encumber any interest in the property of the Company shall be signed only as authorized by the unanimous affirmative vote or unanimous consent of all of the Members with Voting Rights.

1.6 Payment of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member or Economic Interest Owner.

ARTICLE 2

DEFINITIONS

2.1 Definitions. As used in this LLC Agreement:

(a) "Adjusted Capital Account Balance" means the balance (be it positive or negative) which would be obtained by adding to a Member's or Economic Interest Owner's Capital Account balance such Member's or Economic Interest Owner's share of the "Company Minimum Gain" and "Member Nonrecourse Debt Minimum Gain."

(b) "Capital Account" means, with respect to any Member or Economic Interest Owner, the Capital Account maintained for such Person in accordance with the following provisions:

(i) To each Person's Capital Account there shall be credited such Member's or Economic Interest Owner's Capital Contributions, such Member's or Economic Interest Owner's distributive share of Net Profits and any items in the nature of income or gain which are specially allocated pursuant to Section 7 hereof, and the amount of any Company liabilities assumed by such Member or Economic Interest Owner or which are secured by any Property distributed to such Member or Economic Interest Owner.

(ii) To each Member's or Economic Interest Owner's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Property distributed to such Member or Economic Interest Owner pursuant to any provision of this LLC Agreement, such Member's or Economic Interest Owner's distributive share of Net Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Section 7 hereof, and the amount of any liabilities of such Member or Economic Interest Owner assumed by the Company or which are secured by any property contributed by such Member or Economic Interest Owner to the Company.

(iii) In the event any interest in the Company is transferred in accordance with the terms of this LLC Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(iv) In determining the amount of any liability for purposes of Sections 2.1(b)(i) and 2.1(b)(ii) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this LLC Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Management Committee shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Members and Economic Interest Owners), are computed in order to comply with such Regulations, such modification shall be made, provided that is not likely to have a material effect on the amounts distributable to any Member or Economic Interest Owner pursuant to Article 12 hereof upon the dissolution of the Company. Adjustments and modifications also shall be made as are necessary or appropriate (i) to maintain equality between the Capital Accounts of the Members and Economic Interest Owners and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) in the event unanticipated events might otherwise cause this LLC Agreement not to comply with Regulations Section 1.704-1(b).

(c) "Capital Contribution" or "Capital Contributions" means, with respect to any Member or Economic Interest Owner, the amount of money and the Gross Asset Value of any property (other than money) contributed to the Company with respect to the Percentage Interest held by such Member or Economic Interest Owner pursuant to the terms of this LLC Agreement. The initial Capital Contributions of the Members are set forth on Exhibit A hereto, which is incorporated herein by this reference.

(d) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

(e) "Company Minimum Gain" has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

(f) "Depreciation" means, for each fiscal year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable under the Code with respect to an asset for such fiscal year, except that (i) with respect to any asset whose Gross Asset Value differs from its adjusted tax basis for federal tax purposes and which difference is being eliminated by use of the "remedial method" defined by Section 1.704-3(d) of the Regulations, Depreciation for such fiscal year shall be the amount of book basis recovered for such fiscal year under the rules prescribed by Section 1.704-3(d)(2) of the Regulations, and (ii) with respect to any other asset whose Gross Asset Value differs from its adjusted tax basis for federal income tax purposes at the beginning of such fiscal year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; provided, however, that if the adjusted tax basis for federal income tax purposes of an asset at the beginning of such fiscal year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Management Committee.

(g) "Economic Interest" shall mean the ownership interest of a Person in the Company's Net Profits, Net Losses and the distribution of Net Cash Flow and/or the Company's assets pursuant to this LLC Agreement and the Delaware Act, but shall not include any right to vote on, consent to or otherwise participate in any decision of the Members in the management of the Company.

(h) "Economic Interest Owner" shall mean any Person who owns an Economic Interest, but is not a Member.

(i) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member or Economic Interest Owner to the Company shall be the gross fair market value of such asset, as determined by the contributing Member or Economic Interest Owner and all of the remaining Members;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Management Committee, as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member or Economic Interest Owner in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member or Economic Interest Owner of more than a de minimis amount of property as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Regulations Section

1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (A) and (B) above shall be made only if the Management Committee reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members and Economic Interest Owners in the Company;

(iii) The Gross Asset Value of any Company asset distributed to any Member or Economic Interest Owner shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Management Committee;

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Sections 2.1(f)(vi) and 7.3(e) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 2.1(i)(iv) to the extent the Management Committee determine that an adjustment pursuant to Section 2.1(i)(ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 2.1(i)(iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 2.1(i)(i), Section 2.1(i)(ii), or Section 2.1(i)(iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

(j) "Internal Rate of Return" has the meaning set forth in Section 8.1.

(k) "KLT Loan" has the meaning set forth in Section 6.10.

(l) "KLT Loan Interest" has the meaning set forth in Section 6.10.

(m) "Majority in Interest" shall mean more than fifty percent (50%) of the Voting Rights held by the Members determined, pursuant to an affirmative vote or consent of the Members with Voting Rights at the time the Majority in Interest provision applies.

(n) "Management Committee" shall mean the committee of the Company, appointed by the Members and established pursuant to Article 3 of this LLC Agreement.

(o) "Manager" shall mean Colin Dobell, or any replacement Manager appointed by the Management Committee pursuant to Section 3.13 hereof.

(p) "Member" shall mean any person executing this LLC Agreement from time to time and as otherwise admitted as a member of the Company as provided in Section 11.1 of this LLC Agreement.

(q) "Member Nonrecourse Debt" has the meaning set forth in Section 1.704-2(b)(4) of the Regulations.

(r) "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

(s) "Member Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

(t) "Net Cash Flow" shall mean, with respect to any period, the amount (if any) by which the Proceeds for such period exceed the Operating Costs for such period, all principal and interest payments on indebtedness of the Company, and all other sums paid to lenders.

(u) "Net Profits" and "Net Losses" means, for each fiscal year, an amount equal to the Company's taxable income or loss for such fiscal year, determined in accordance with Code Section 703(a) (for this purposes, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this Section 2.1(u) shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this Section 2.1(u) shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 2.1(i)(ii) or Section 2.1(i)(iii) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(iv) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year, computed in accordance with Section 2.1(f) hereof;

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's or Economic Interest Owner's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(vii) Notwithstanding any other provision of this Section 2.1(u), any items which are specially allocated pursuant to Section 7 hereof shall not be taken into account in computing Net Profits or Net Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 7 hereof shall be determined by applying rules analogous to those set forth in Sections 2.1(i)(i) through 2/1(i)(vi) above.

(v) "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

(w) "Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

(x) "Operating Costs" shall mean, with respect to any period, all cash expenditures incurred incident to the normal operation of the Company's business and any amounts determined by the Management Committee, from time to time, to be reasonably necessary to provide a reserve for the operations, expenses, debt payments, capital improvements, and contingencies of the Company.

(y) "Percentage Interest" shall mean, with respect to any Member or Economic Interest Owner, such Person's percentage interest of the Economic Interests in the Company as adjusted from time to time: (i) pursuant to this LLC Agreement; or (ii) as a result of any Transfer (as defined in Section 10.1 below) by a Member or Economic Interest Owner of all or a portion of its Economic Interest. The initial Percentage Interests of the Members are as designated in Section 6.1 of this LLC Agreement.

(z) "Person" shall include any individual, trust, estate, corporation, partnership, limited liability company, association or other entity.

(aa) "Proceeds" shall mean, with respect to any period, gross receipts received by the Company from all sources during such period, including, without limitation, all sales, other dispositions, and refinancings of the Company's property, but does not include Capital Contributions as provided for in Article 6 of this LLC Agreement or the proceeds of any KLT Loans to the Company as provided for in Section 6.10 of this LLC Agreement.

(bb) "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

(cc) "Residual Capital Account Balance" means the excess (if any) of the amount of a Member's or Economic Interest Owner's positive Adjusted Capital Account Balance over the amount of such Member's or Economic Interest Owner's Preference Contributions Account balance.

(dd) "Voting Rights" shall mean, with respect to any Member, such Person's percentage interest in the voting rights in the Company, as may be adjusted from time to time pursuant to this LLC Agreement. The initial Voting Rights of the Members are as set forth in Exhibit A attached to this LLC Agreement.

ARTICLE 3

MANAGEMENT

3.1 Management Committee. The business and affairs of the Company shall be managed by a Management Committee which, subject to the provisions of this LLC Agreement, shall have the power and authority to take, or cause to be taken, any and all actions necessary as advisable to carry out its duties as described in this LLC Agreement.

The Management Committee shall consist of three (3) representatives, two (2) of whom shall be appointed by KLT and one (1) of whom shall be appointed by Dobell. In the event of the resignation or death of a representative, the vacancy shall be promptly filled by a nominee of the Member who appointed the departing representative. The appointment of each representative on the Management Committee subsequent to the initial representatives named this Section 3.1 shall be evidenced by an appointment, and acceptance of appointment, in a writing delivered to the Company by the Member entitled to appoint such representative. Each representative will serve on the Management Committee at the pleasure of the Member appointing him or her. The first Management Committee shall consist of R.G. Wasson and M.G. English (appointed by KLT) and Colin Dobell (appointed by Dobell).

If Dobell transfers any part of his Economic Interest but retains his Voting Rights, then he shall retain his rights to appoint a representative to the Management Committee as provided in this Section 3.1. If either KLT or Dobell transfer all of their Economic Interests and the transferee thereof is admitted as a Member of the Company as provided in Section 11.1 of this LLC Agreement, then the transferee of such Economic Interest shall succeed to such Member's rights to appoint representatives to the Management Committee as provided in this Section 3.1. If either KLT or Dobell shall relinquish their Voting Rights pursuant to the terms of this LLC Agreement, then the other Member shall have the right to exercise such relinquishing Member's Rights to appoint representatives to the Management Committee until such Voting Rights are restored, as the case may be.

3.2 Chairman, Vice-Chairman and Other Officers. A representative on the Management Committee appointed and so designated by KLT will serve as the Chairman of the Management Committee, and a representative appointed and so designated by Dobell will serve as the Vice-Chairman of the Management Committee. The Company shall have such other officers as may be appointed by the Management Committee, or in the absence of such appointment, as designated by the Chairman of the Management Committee. R.G. Wasson will serve as the initial Chairman, and Colin Dobell as the initial Vice-Chairman. The Chairman of the Management Committee shall preside at all meetings of the Management Committee, and shall have such other duties and responsibilities as may be assigned by the Management Committee from time to time. The Vice-Chairman of the Management Committee, in the absence or inability of the Chairman to act, shall preside in the Chairman's place at all meetings of the Management Committee. The Vice-Chairman shall have such other duties and responsibilities as may be assigned by the Management Committee .

3.3 Meetings. Meetings of the Management Committee may be called by either the Chairman or Vice-Chairman of the Management Committee by written notice designating the time and place of the meeting sent to each representative not fewer than five (5) nor more than ten (10) days before the date of the meeting to the address of the Member appointing such representative. If no place is designated, then the meeting shall be held at the Company's principal place of business. If all of the representatives to the Management Committee meet at any time and place, the meeting shall be valid without call or notice and any lawful action may be taken at such meeting.

3.4 Quorum. The presence of at least one (1) representative appointed each by KLT and by Dobell at a duly called meeting shall constitute a quorum at any meeting of the Management Committee.

3.5 Voting. The respective representatives of KLT and Dobell to the Management Committee each shall possess a percentage of all of the voting rights of the Management Committee in proportion to the Voting Rights held by the Member which appointed them, each such Member's Management Committee voting rights which may be exercised by any one representative appointed by such Member as agreed upon among such Member's representatives. If a quorum is present, the affirmative vote of fifty-one percent (51%) or more of the voting rights of the Management Committee shall be the act of the Management Committee.

3.6 Action Without A Meeting. Any action which is required or permitted to be taken at a meeting of the Management Committee may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the actions so taken, is signed by each of the representatives to the Management Committee and filed with the Company.

3.7 Telephone Meetings. Representatives of the Management Committee may participate in a meeting of the Management Committee by means of conference telephone or other similar communication equipment whereby all persons participating in the meeting can hear each other. Participation in the meeting in this manner constitutes presence in person at the meeting.

3.8 Waiver of Notice. Whenever any notice is required to be given to any representative to the Management Committee, a waiver of the notice in writing signed by the person entitled to the notice, whether before, at or after the time stated therein, and delivered to the Company for inclusion in the minutes or filing with the Company's records, shall be deemed equivalent to the giving of such notice.

3.9 Salary and Expenses. Representatives serving on the Management Committee, as such, shall not receive any stated salary for their services, but by resolution of the Management Committee may receive expenses of attendance at each meeting of the Management Committee.

3.10 Operating Budgets. No later than sixty (60) days prior to the end of the then current fiscal year, and thirty (30) days prior to the end of each quarter, the Management Committee shall prepare and adopt annual and quarterly operating budgets for the Company which shall be submitted for approval by the unanimous affirmative vote or unanimous consent of all of the Members with Voting Rights. Upon such approval, no action or failure to act which would constitute a material change from any item in an approved annual or quarterly budget shall be made or caused by the Company without the prior affirmative unanimous vote or unanimous consent of all of the Members with Voting Rights. Each annual and quarterly budget shall include the following:

(a) A narrative description of any activities proposed to be undertaken during the period subject of such budget;

(b) A projected annual income statement (accrual basis) for such period;

(c) A projected balance sheet as of the end of the period;

(d) A schedule of projected cash flow (including itemized operating revenues, costs, and expenses) for such period; and

(e) A description of any proposed investments in business ventures, including projected dates for commencement and completion of such investments, as well as the description of the additional loans required by the Company from KLT to undertake and fund the initial twenty-four (24) months of operations of such ventures, and any other contemplated or existing financing activities for such period.

3.11 Limitation on Powers of Management Committee. Notwithstanding any other such provisions of this LLC Agreement, neither the Management Committee nor the Manager without the unanimous affirmative vote or unanimous consent of all of the Members with Voting Rights, or such lesser vote or consent as otherwise provided in this LLC Agreement, may:

(a) Amend this LLC Agreement or the Certificate of Formation of the Company;

(b) Take any action or fail to take any action in contravention of this LLC Agreement;

(c) Admit any substitute or additional Members except as provided in Article 11 of this LLC Agreement;

(d) Modify a Member's or Economic Interest Owner's obligation to make a Capital Contribution;

(e) Merge or consolidate or agree to merge or consolidate the Company with or into any other entity;

(f) Sell, exchange, lease, mortgage, pledge or otherwise dispose of all or substantially all of the property of the Company in a single transaction or series of related transactions which in aggregate exceed one hundred thousand dollars ($100,000);

(g) Approve any non-budgeted expenditure in an amount in excess of one hundred thousand dollars ($100,000);

(h) Assume, incur or guarantee or become liable for any indebtedness or borrowed money on behalf of the Company in excess of one hundred thousand dollars ($100,000) in the aggregate outstanding at any time;

(i) Make or cause the Company to become a party to any contract or commitment or renew, extend or amend or modify any contract or commitment, unless such contract or commitment is entered into in the ordinary course of business;

(j) Invest in or acquire any interest in any business enterprise or venture;

(k) Make any distributions to the Members or Economic Interest Owners, except as otherwise provided for in this LLC Agreement; or

(l) Transact any business other than that which is consistent with the purpose and business of the Company as described in Section 1.3 above.

3.12 Duties of Manager. The Manager shall be responsible for the management of the day to day business and affairs of the Company in accordance with the annual and quarterly budgets adopted by the Management Committee and as otherwise directed by the Management Committee from time to time. Any decision or act of the Manager within the scope of the Manager's authority granted hereunder shall control and bind the Company. The Manager shall discharge his duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company. The rights and duties of the Manager shall include, without limitation:

(a) Control of the operations of the Company;

(b) Carrying out and affecting all directions of the Management Committee;

(c) Providing for the accounting function for the Company;

(d) Applying for and obtaining all appropriate insurance coverage;

(e) Temporary investment of the Company's funds and short-term investments providing for appropriate safety of principal;

(f) Investigating additional sources of financing for the Company;

(g) Engaging in any kind of activity and performing and carrying out all contracts of any kind necessary to, in connection with or incidental to the accomplishment of the purposes and business of the Company, so long as said activities and contracts are in the ordinary course of business; and

(h) Negotiate, execute and perform all agreements, and exercise all rights and remedies of the Company in connection with the foregoing.

3.13 Removal or Resignation of Manager. In the event representatives to the Management Committee possessing fifty-one percent (51%) or more of the voting rights of the Management Committee are at any time, or from time to time, dissatisfied with the Manager's performance under this Agreement (regardless of whether such dissatisfaction shall constitute legal "cause" for termination), such representatives shall have the right to remove such Manager. A Person who has been removed as Manager shall continue to be a Member or Economic Interest Owner for all other purposes of this Agreement, if the Manager is also a Member or Economic Interest Owner in the Company.

A Manager of the Company may resign at any time by giving sixty (60) days advance written notice to each of the representatives to the Management Committee. The resignation of a Manager shall take effect sixty (60) days from the date of the notice or at such later time as shall be specified in the notice and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member or Economic Interest Owner shall not affect the Manager's rights as a Member or Economic Interest Owner and shall not constitute a withdrawal of the Member or Economic Interest Owner from the Company.

Any vacancy created in the Manager position by the removal or resignation of a Manager shall be filled by the unanimous affirmative vote of all of the representatives to the Management Committee at a duly called and held meeting of the Management Committee.

3.14 Compensation of Manager. The compensation of the Manager shall be fixed from time to time by the Management Committee, and no Manager shall be prevented from receiving any such compensation because the Manager is also a Member or Economic Interest Owner of the Company.

3.15 Restrictions on the Members. No Member or Economic Interest Owner individually shall have the authority to do any binding act on behalf of the Company without the approval of the Members as provided in this LLC Agreement.

3.16 Members' Obligation to Approve Alternative Funding to KLT Loans. If the Manager identifies one or more sources of debt financing which, in the reasonable opinion of the Members with Voting Rights, is less costly to the Company and otherwise meets its funding objectives at least as well as the KLT Loans, the Members shall vote or otherwise approve such debt financing and cause the Company to use the proceeds to repay the outstanding KLT Loans and accrued but unpaid KLT Loan Interest.

ARTICLE 4

RIGHTS AND OBLIGATIONS OF MEMBERS

4.1 Limitation of Liability. Each Member's and Economic Interest Owner's liability shall be limited as set forth in this LLC Agreement, the Delaware Act and other applicable law.

4.2 Company Liabilities. A Member or Economic Interest Owner will not be personally liable for any debts or losses of the Company beyond the Member's or Economic Interest Owner's respective capital contributions and any obligation of the Members and Economic Interest Owners to make Capital Contributions, except as required by law.

4.3 Priority and Return of Capital. Except as otherwise expressly provided in this LLC Agreement, no Member or Economic Interest Owner shall have priority over any other Member or Economic Interest Owner, either for the return of Capital Contributions or for Net Profits, Net Losses or distributions; provided that this Section shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

4.4 Liability of a Member or Economic Interest Owner to the Company. A Member or Economic Interest Owner who rightfully receives a return in whole or in part of its Capital

Contribution is liable to the Company only to the extent now or hereafter provided by the Delaware Act.

4.5 Independent Activities. Except as may otherwise be agreed upon in writing between the Company and a Member or Economic Interest Owner, each Member or Economic Interest Owner shall be required to devote only such time to the affairs of the Company as such Member or Economic Interest Owner determines in its sole discretion, and each such Member or Economic Interest Owner shall be free to serve any other Person in any capacity that it may deem appropriate in its discretion; provided, however that no Member or Economic Interest Owner shall either directly or indirectly engage in any activities which in any way concern or are related to the license, sale, provision, use or marketing of products, services or activities which are licensed, sold, provided, used or marketed by the Company, or which activities otherwise are competitive with the Company, without first acquiring the written approval of each of the representatives of Management Committee not appointed by the Member or Economic Interest Owner requesting or requiring such approval.

ARTICLE 5

MEETINGS OF MEMBERS

5.1 Annual Meeting. The annual meeting of the Members shall be held on the second Tuesday in April or at such other time as shall be determined by the Members for the purpose of the transaction of such business as may come before the meeting.

5.2 Special Meetings. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by any Member or Members holding at least one-fifth (1/5) of all Voting Rights held by the Members.

5.3 Place of Meetings. The Members may designate any place, either within or outside the state of Delaware, as the place of meeting for any meetings of the Members. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal place of business of the Company.

5.4 Notice of Meetings. Except as provided in Section 5.5 below, for any annual meeting held at such time as provided in Section 5.1 above, and for all special meetings, written notice stating the place, day, and hours of the meeting and the purpose or purposes for which the meeting is called shall be delivered not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Members calling the meeting, to each Member entitled to vote at the meeting. If mailed, the notice shall be deemed to be delivered two (2) calendar days after being deposited in the United States mail, addressed to the Member at the Member's address as it appears on the books of the Company, with postage thereon prepaid.

5.5 Meeting of all Members. If all of the Members shall meet at any time and place, either within or outside of the state of Delaware, and consent to the holding of a meeting at that

time and place, the meeting shall be valid without call or notice, and at the meeting lawful action may be taken.

5.6 Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjourned meeting, the date on which notice of the meeting is mailed shall be the record date for the determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, the determination shall apply to any adjourned meeting.

5.7 Quorum. Members holding at least two-thirds (⅔) of the Voting Rights held by the Members, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any meeting of Members, the Members holding all of the Voting Rights so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At any adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

5.8 Voting. If a quorum is present, the affirmative vote of the Members holding a Majority in Interest shall be the act of the Members, unless the vote of a greater proportion or number is required by this LLC Agreement, the Company's Certificate of Formation or the Delaware Act. Unless otherwise expressly provided in this LLC Agreement or required under applicable law, Members who have an interest (economic or otherwise) in the outcome of any particular matter upon which the Members vote or consent, their Voting Rights shall be counted in the determination of whether the requisite matter was approved by the Members.

5.9 Proxies. At all meetings of Members a Member may vote in person or by proxy executed in writing by the Member or a duly authorized attorney-in-fact. The proxy shall be delivered to any one (1) or more of the remaining Members before or at the time of the meeting. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy.

5.10 Action by Members without a Meeting. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more counterparts of a written consent describing the action taken and signed by each Member entitled to vote, which consent shall be included in the minutes or filed with the Company records. Action taken under this Section is effective when all Members entitled to vote have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

5.11 Waiver of Notice. When any notice is required to be given to any Member, a waiver of the notice in writing signed by the person entitled to the notice, whether before, at, or after the given time stated therein, and delivered to the Company for inclusion in the minutes or filing with the Company records, shall be equivalent to the giving of the notice. A Member's attendance at any meeting shall constitute a waiver: (i) to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to the holding of the meeting or transacting business at the meeting; and (ii) to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless such person objects to considering the matter when it is presented.

5.12 Chairperson of Meeting; Designation of Authorized Representatives. Each meeting of Members shall be conducted by the Manager or such other Person as the Manager may appoint pursuant such rules for the conduct of the meeting as the Manager or such other Person deems appropriate. Each Member shall designate to the Manager, in writing, one (1) authorized representative of the Member who will vote or consent on all matters under this LLC Agreement for such Member. Such designation will continue until revoked in writing. Within thirty (30) days of the execution of this Agreement, the Members shall designate their initial authorized representative.

ARTICLE 6

CAPITAL CONTRIBUTIONS

6.1 Initial Capital Contributions. A Capital Account shall be maintained for each Member as provided in Section 2.1(b) above, which shall include the initial Capital Contribution of each Member as set forth on Exhibit A. The initial Percentage Interest of each Member shall be as also set forth in Exhibit A. No Member shall have any interest or rights in the capital contributed by any other Member.

6.2 Increase in Company Capital. The Members and Economic Interest Owners recognize that the Company may require additional capital from time to time in order to accomplish the purposes and the business for which the Company is formed. If all of the Members with Voting Rights by an affirmative and unanimous vote or unanimous consent determine in good faith that additional Capital Contributions are necessary for the operation of the Company, each Member and Economic Interest Owner shall, within thirty (30) days of such vote or consent, contribute their respective share of the additional contribution to the capital of the Company as determined pursuant to such unanimous affirmative vote or unanimous consent, which share shall be determined on a pro rata basis with reference to the relationship of each respective Member's or Economic Interest Owner's Percentage Interest to the total of the Percentage Interests of all of the Members and Economic Interest Owners. The Manager shall make such determination and provide notice to each Member and Economic Interest Owner within ten (10) days of such vote or consent of the call for such additional contribution, the amount to be contributed by such Person, and the date which such contribution is due. Unless otherwise agreed to by the affirmative vote or consent of a Majority in Interest, all such additional Capital Contributions shall be made in cash. No voluntary contributions to capital shall be made by any Member or Economic Interest Owner absent the affirmative vote or consent of a Majority in Interest. A Member who, as provided for under this LLC Agreement, has transferred any portion of its Economic Interest but has retained any Voting Rights shall be jointly and severally responsible together with the Person to whom such Economic Interest was transferred for any additional Capital Contributions to be made with respect to such Economic Interest under this Section 6.2 and, if such additional contribution is not made, shall be deemed a Non-Contributing Person as provided for in Section 6.3 below for all purposes, including without limitation, determining a relinquishment of Voting Rights.

6.3 Failure to Contribute.

(a) If any Member or Economic Interest Owner (a "Non-Contributing Person") fails to contribute its portion of the amount of the additional Capital Contribution called by the Members in accordance with Section 6.2 above, then the following shall occur: (i) the Company shall have the right to obtain the additional Capital Contribution not made by the Non-Contributing Person from the other Members and Economic Interest Owners; (ii) the Non-Contributing Person shall relinquish all of its Voting Rights, if any, unless and until it has made its Cure Contribution (as defined below) in full; and (iii) the Company and the other Members and Economic Interest Owners shall have all other rights set forth in this Section 6.3.

Thereupon, the other Members and Economic Interest Owners shall have the right, but not the obligation, to contribute on a pro rata basis determined with reference to the relationship of each respective other Member's or Economic Interest Owner's Percentage Interest to the total Percentage Interests of all of such other Members and Economic Interest Owners, unless a different allocation is agreed upon among them, any portion of the additional Capital Contribution not contributed by the Non-Contributing Person, and each such Member or Economic Interest Owner shall deliver to the Company such amount not later than ten (10) days following the expiration of the thirty (30) day period referenced above. All such Capital Contributions made by Members and Economic Interest Owners pursuant to this Section 6.3, shall be credited to the Capital Account of the Member or Economic Interest Owner making the Capital Contribution.

A Member or Economic Interest Holder who was not a Non-Contributing Person with respect to any such capital call shall not be deemed a Non-Contributing Person (and shall not relinquish any Voting Rights) by reason of such Member or Economic Interest Owner choosing not to participate in additional contributions to make up for the share not contributed by the Non-Contributing Person; provided, however, that if the Members or Economic Interest Owners which elect to contribute the funds not contributed by the Non-Contributing Person do not contribute the entire amount of such funds not contributed by the Non-Contributing Person, then the Members may initiate a new capital call on all of the Members and Economic Interest Owners pursuant to the terms of Section 6.2 above for the additional capital required by the Company, and any Member or Economic Interest Owner who fails to fund its share of that new capital call (in accordance with its Percentage Interest) shall be deemed a Non-Contributing Person with respect to such new capital call for purposes hereof.

(b) For purposes hereof, in the event of a capital call in which there is at least one Non-Contributing Person, all of the Capital Contributions made by Members or Economic Interest Owners pursuant to such capital call (including their initial shares of the capital call and any additional capital contributed by reason of the failure of a Non-Contributing Person to make a Capital Contribution) shall be deemed "Preference Contributions." A "Preference Contribution Account," which shall be a memorandum account, shall be maintained for each Member and Economic Interest Owner. Each Member's and Economic Interest Owner's Preference Contribution Account shall have an initial balance of zero and be increased by (i) an amount equal to one hundred twenty-five percent (125%) of each Preference Contribution made by such Member or Economic Interest Owner (as of the time of such Preference Contribution) and (ii) an amount equal to a return on the balance of such Preference Contribution Account balance, from time to time, at the rate of fifteen percent (15%) per annum (the daily portion of which shall be deemed added to the Preference Contribution Account on a daily basis); and decreased (but not below zero) by each distribution made to such Member or Economic Interest Owner pursuant to Sections 6.3(c), 8.1 or 12.7(d) hereof (in each case, as of the time of such distribution).

(c) A Non-Contributing Person shall have the right, at any time, to cure its failure in the making of a required Capital Contribution by making a cash Capital Contribution ("Cure Contribution") to the Company in the amount ("Cure Contribution Amount") equal to one hundred twenty-five percent (125%) of each amount of additional Capital Contribution which it has failed to make plus, in each case, an amount equal to a return from the date of such failure at fifteen percent (15%) per annum on the amount of the balance of each Member's and Economic Interest Owner's Preference Contribution Account balance attributable to the required Capital Contribution being cured. Upon its receipt of the Cure Contribution, the Company shall immediately distribute that portion of the Cure Contribution among the Members and Economic Interest Owners in such relative amounts as are necessary in order to cause the balances of the Preference Contribution Accounts of the Members and Economic Interest Owners to be in, or as close as possible to, the same ratio as their relative Percentage Interests. For purposes hereof, a Cure Contribution shall be treated as a "Preference Contribution" by the Non-Contributing Person. Only the amount of the required Capital Contribution (and not the amount of the Preference Contribution) shall be credited to the Capital Account of the Non-Contributing Person.

(d) None of the terms, covenants, obligations or rights contained in Section 6.2 and this Section 6.3 are or shall be deemed to be for the benefit of any Person or entity other than the Members, Economic Interest Owners, and the Company, and no such third person shall under any circumstances have any right to compel any actions or payments by the Members or Economic Interest Owners.

(e) Any material breach or violation by a Member (including a Member possessing only Voting Rights as provided for under this LLC Agreement) or Economic Interest Owner of any warranty, representation, covenant, or indemnification obligation contained in this LLC Agreement will result in such Member or Economic Interest Owner being deemed a Non-Contributing Person by reason of a failure to make an additional Capital Contribution in the amount of the damages incurred by the Company by reason of such breach or violation. If the deemed Non-Contributing Person fails to cure such breach or violation to the satisfaction of the Management Committee within thirty (30) days after its receipt of notice of such breach or violation from the Management Committee, the deemed Non-Contributing Person shall relinquish all Voting Rights, and the Preference Contribution Accounts of the remaining Members and Economic Interest Owners will be increased (on a pro rata basis with reference to the relationship of each respective Member's or Economic Interest Owner's Percentage Interest to the total of all such Members and Economic Interest Owner's Percentage Interests) by (i) an amount equal to one hundred twenty-five percent (125%) of such damages as determined by the Management Committee; and (ii) an amount equal to a return thereon at the rate of fifteen percent (15%) per annum (the daily portion of which shall be deemed added to the Preference Contribution Account on a daily basis). Thereafter, the deemed Non-Contributing Person may cure such breach or violation by making a Cure Contribution, the amount and disposition of which shall be governed by Section 6.3 (c) above; provided, however, that should it ultimately be determined by the affirmative vote or consent of a Majority in Interest or by a court of competent jurisdiction that any such damages were not attributable to a breach or violation of this LLC Agreement by such deemed Non-Contributing Person, such deemed Non-Contributing Person shall immediately be reinvested with any and all Voting Rights lost on account the operation of this subparagraph (e) and any economic consequences of the tentative operation of this subparagraph (e) on the Non-Contributing Person (such as a loss of distributions or payment by such Non-Contributing Person of any Cure Contribution or other payment in respect of such alleged breach or violation) shall be properly reversed.

6.4 Capital Accounts of Members. The amount of any additional Capital Contribution made by any Member or Economic Interest Owner shall be added to the Capital Account of such contributing Member or Economic Interest Owner as of the date of expiration of the thirty (30) day periods and/or ten (10) day period, as the case may be, set out in Sections 6.2 and 6.3 (a) above. Any increase in a Member's or Economic Interest Owner's Preference Contribution Account pursuant to Section 6.3(e) shall not be added to such Member's or Economic Interest Owner's Capital Account.

6.5 Adjustment of Percentage Interests. If additional Capital Contributions are made in accordance with Sections 6.2 and 6.3 above, or in conjunction with the admission of a new Member pursuant to Article 11 of this LLC Agreement, the Percentage Interests of each Member and Economic Interest Owner shall be adjusted to reflect such additional contributions in accordance with the following formula:

(a) Each Member's and Economic Interest Owner's Percentage Interest shall be adjusted to the same ratio as the Member's or Economic Interest Owner's total Capital Contribution (initial Capital Contribution plus additional Capital Contributions) bears to the total Capital Contributions of all the Members and Economic Interest Owners as of the adjustment date. The adjustment date shall be the date of the expiration of the thirty (30) day period and/or ten (10) day period, as the case may be, set out in Sections 6.2 and 6.3 (a) above or the date a new Member is admitted, as the case may be.

(b) This Percentage Interest adjustment shall be made after every additional Capital Contribution, whether such additional Capital Contribution is the result of the admission of a new Member or a call for additional contributions. In the event that there is any transfer in whole or in part, of a Member's or Economic Interest Owner's Percentage Interest in the Company, then the transferee of such Member or Economic Interest Owner shall stand in the same position as the Member or Economic Interest Owner whose interest they have acquired, unless all of the Members have agreed otherwise.

6.6 Interest and Other Amounts. No Member or Economic Interest Owner shall receive any interest, salary, or drawing with respect to its Capital Contributions or its Capital Account or for services rendered to or on behalf of the Company or otherwise in its capacity as a Member or Economic Interest Owner, except as otherwise provided in this LLC Agreement or other agreement approved and ratified by all of the Members between the Company and such Member or Economic Interest Owner.

6.7 Amendment of Documents. Except as provided above or pursuant to a Member's or Economic Interest Owner's acquisition of an additional Economic Interest as permitted under this LLC Agreement, any adjustments in Percentage Interests and/or Voting Rights shall be effectuated by amending this LLC Agreement and the execution and filing of any other documents required by the Delaware Act.

6.8 Loans of Members. A Member or Economic Interest Owner may loan cash or other property to the Company, should additional funds be required, upon such terms as all of the Members with Voting Rights shall agree by an affirmative and unanimous vote or consent. Loans by any Member or Economic Interest Owner to the Company shall not be considered as contributions to the capital of the Company. Except as otherwise provided in this LLC Agreement, none of the Members or Economic Interest Owners shall be obligated to make any loan or advance to the Company.

6.9 Withdrawal of Capital Contribution. Except as otherwise provided in this LLC Agreement, the unanimous affirmative vote or unanimous consent of all of the Members with Voting Rights shall be required to modify, compromise or release the amount and/or character of a Member's or Economic Interest Owner's Capital Contribution, or any promise made by a Member as consideration for the acquisition of an interest in the Company. Under circumstances requiring the return of any Capital Contribution, no Member or Economic Interest Owner shall have the right to receive any property of the Company, other than cash, except as may be specifically provided herein.

6.10 KLT Loan. KLT will make loans to the Company from time to time pursuant to this Agreement (each such loan a "KLT Loan").

The KLT Loans, which shall be drawn upon by the Company as needed from time to time, shall be in the principal amount of Four Million dollars ($4,000,000.00), shall bear interest at the prime rate as published by the *Wall Street Journal* plus three percent (3%) per annum on the principal balance outstanding from time to time which rate shall be adjusted monthly on the first day of each month (the "KLT Loan Interest"), and shall be evidenced by and subject to such other terms and conditions as set forth in a Promissory Note in the form attached hereto as Exhibit B. The accrued but unpaid KLT Loan Interest and principal balance of the KLT Loans shall be repaid from distributions of the Company's Net Cash Flow and/or distributions of the Company's assets, which such repayment shall be given priority over any such distributions to the Members or Economic Interest Owners on account of their contributions of capital to the Company.

If KLT fails to make a KLT Loan to the Company as required hereunder, then, until such time that it makes such loan: (i) KLT shall relinquish all Voting Rights, and any right to preferential distributions as described in 8.1(c) below; and (ii) Dobell shall have the right and authority to enter into a purchase and sale agreement on behalf of KLT for the sale of KLT's Economic Interest and Voting Rights (which may be exercised only if the transferee is admitted as a Member as provided in this LLC Agreement); provided, however, that: (A) Dobell shall provide KLT not less than fifteen (15) days notice of its exercise of such right and authority; (B) KLT shall be provided an opportunity to cure such failure to make the KLT Loan within such fifteen (15) days; and (C) the purchase price paid to KLT upon the closing of such purchase and sale agreement shall be payable in cash and shall be an amount equal to or greater than the sum of (i) all Capital Contributions made by KLT, less any previous returns to KLT of its Capital Contributions, (ii) KLT's share of any undistributed Net Cash Flow, (iii) the outstanding balance of any KLT Loans, and (iv) any accrued but unpaid KLT Loan Interest.

Notwithstanding the foregoing, KLT shall not under any circumstances be required to fund a KLT Loan and it shall not relinquish any rights or subject its Economic Interest and Voting Rights to possible sale if, in KLT's reasonable opinion, it has determined that the operational and financial objectives of the Company (and/or its business ventures, as the case may be) as set forth in Exhibit C, attached hereto, as conditions precedent to such KLT Loan have not been met; provided, however, that KLT shall be obligated to fund a KLT Loan for the purpose of the Company fulfilling its obligations under any severance agreement with a Company employee, irrespective of whether the objectives in Exhibit C have been met.

The KLT Loans shall be secured by a first priority lien granted by the Company upon all of its property pursuant to a Security Agreement in the form attached hereto as Exhibit D. If KLT so requests, the Company shall execute and deliver to KLT such further collateral documents as KLT may reasonably request from time to time to create and perfect the security interest contemplated by the Security Agreement.

SECTION 7

ALLOCATIONS

7.1 Net Profits. After giving effect to the special allocations set forth in this Article 7, Net Profits for any fiscal year shall be allocated among the Members and Economic Interest Owners as follows and in the following order of priority:

(a) First, to the Members and Economic Interest Owners with negative Adjusted Capital Account Balances (if any), in the ratio of such negative Adjusted Capital Account Balances, up to the amount necessary to restore all such Adjusted Capital Account Balances to zero;

(b) Next, to the Members and Economic Interest Owners with positive Preference Contributions Account balances, in the ratio of their respective Preference Contributions Account balances, up to the aggregate amount (if any) necessary so that each such Member or Economic Interest Owner will have a positive Adjusted Capital Account Balance in an amount which is not less than its Preference Contributions Account balance;

(c) Next, to the Members and Economic Interest Owners in the relative amounts, and up to the aggregate amount (if any), necessary so that the Residual Capital Account Balances of the Members and Economic Interest Owners will be in the ratio of their respective Percentage Interests; and

(d) Then, any additional Net Profits shall be allocated among the Members and Economic Interest Owners in proportion to their Percentage Interests.

7.2 Net Losses. Net Losses for any fiscal year shall be allocated among the Members and Economic Interest Owners as follows and in the following order of priority:

(a) First, to the Members and Economic Interest Owners, in the relative amounts, and up to the aggregate amount (if any), necessary so that their Residual Capital Account Balances (if any) will be in the ratio of their respective Percentage Interests;

(b) Next, to the Members and Economic Interest Owners, in the ratio of their Residual Capital Account Balances, up to the aggregate amount (if any) necessary to reduce such Residual Capital Account Balances to zero;

(c) Next, to the Members and Economic Interest Owners with positive Adjusted Capital Account Balances, up to the aggregate amount (if any) necessary to reduce such Adjusted Capital Account Balances to zero; and

(d) Then, any remaining Losses shall be allocated among the Members and Economic Interest Owners in proportion to their Percentage Interests.

7.3 Special Allocations. The following special allocations shall be made in the following order:

(a) Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article 7, if there is a net decrease in Company Minimum Gain during any Company fiscal year, each Member or Economic Interest Owner shall be specially allocated items of Company income and gain for such Fiscal year (and, if necessary, subsequent Fiscal years) in an amount equal to such Member's or Economic Interest Owner's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member or Economic Interest Owner pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 7.3(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-1(f) of the Regulations and shall be interpreted consistently therewith.

(b) Except as otherwise provided in Section 1.704-1(i)(4) of the Regulations, notwithstanding any other provision of this Article 7, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member or Economic Interest Owner who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's or Economic Interest Owner's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member or Economic Interest Owner pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 7.3(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) Nonrecourse Deductions for any Fiscal year shall be specially allocated among the Members and Economic Interest Owners in proportion to their Percentage Interests.

(d) Any Member Nonrecourse Deductions for any Fiscal year shall be specially allocated to the Member or Economic Interest Owner who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(e) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to

Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member or Economic Interest Owner in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Member or Economic Interest Owners in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members and Economic Interest Owners to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

7.4 Other Allocation Rules.

(a) The Members and Economic Interest Owners are aware of the income tax consequences of the allocations made by this Article 7 and hereby agree to be bound by the provisions of this Article 7 in reporting their shares of Company income and loss for income tax purposes.

(b) For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by a Majority in Interest using any permissible method under Code Section 706 and the Regulations thereunder.

(c) Solely for purposes of determining a Member's or Economic Interest Owner's proportionate share of the "excess nonrecourse liabilities" of the Company, within the meaning of Regulations Section 1.752-3(a)(3), the Members' and Economic Interest Owners' interests in Company Net Profits are in proportion to their Percentage Interests.

(d) To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Members shall endeavor not to treat distributions of Net Cash Flow as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt.

7.5 Tax Allocations: Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members and Economic Interest Owners so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section 2.1(j)(i) hereof). The Members and Economic Interest Owners hereby agree that the "**remedial allocation method**" described in Regulation Section 1.704-3(d) shall be used for allocating the disparity between the fair market value of a contributed asset and that asset's adjusted tax basis.

In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 2.1(i)(ii) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder. The Members and Economic Interest Owners agree that the remedial allocation method described in Regulation Section 1.704-3(d) shall be used for allocating the disparity between the fair market value and adjusted tax basis.

Other than the mandatory use of the remedial allocation method as specified above in this Section 7.5, any elections or other decisions relating to such allocations shall be made by the Management Committee in any manner that reasonably reflects the purpose and intention of this LLC Agreement. Allocations pursuant to this Section 7.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provisions of this LLC Agreement.

ARTICLE 8

ACCOUNTING, DISTRIBUTIONS AND TAXES

8.1 Distribution of Net Cash Flow. Within thirty (30) days after the close of each fiscal year and with the affirmative vote or consent of a Majority in Interest, or more frequently upon the unanimous affirmative vote or unanimous consent of all Members with Voting Rights (except for the distribution set forth in Section 8.1(a), which shall be made without the need for any vote), the Net Cash Flow of the Company shall be distributed to the Members and Economic Interest Owners as follows:

(a) First, pro rata on a quarterly basis to the Members and Economic Interest Owners, in accordance with their respective Percentage Interests, an amount of Net Cash Flow sufficient for the Members and Economic Interest Owners to satisfy the aggregate federal, state and local tax liabilities of the Members and Economic Interest Owners incurred with respect to the taxable income of the Company during the preceding calendar quarter.

(b) Second, to KLT for repayment of any accrued but unpaid KLT Loan Interest and then for repayment of any outstanding principal balance of the KLT Loans;

(c) Third, to the Members and Economic Interest Owners with positive Preference Contribution Account balances in proportion to their respective Preference Contribution Accounts balances, up to the amount necessary to reduce all such Preference Contribution Account balances to zero;

(d) Fourth, to KLT until such distributions, together with all prior distributions of Net Cash Flow and/or of the Company's assets, including amounts distributed as repayments of KLT Loans, KLT Loan Interest and returns of KLT's Capital Contributions are such that KLT has received an Internal Rate of Return of twenty-five percent (25%)

on all of its Capital Contributions and KLT Loans as such amounts are outstanding from time to time; and

(e) The balance, if any, to the Members and Economic Interest Owners in proportion to their Percentage Interests; provided, however, that the amount distributable to KLT under this Section 8.1(d) shall be credited by the amounts distributed to KLT pursuant to Section 8.1(c).

For purposes of this LLC Agreement, KLT's "Internal Rate of Return" shall be the pretax annualized percentage discount rate at which the present value of all of KLT's Capital Contributions and KLT Loans equal the present value of the sum of all distributions of Net Cash Flow and/or of the Company's assets, including amounts distributed as repayments of KLT Loans, KLT Loan Interest and returns of KLT's Capital Contributions. The determination of KLT's Internal Rate of Return shall be made by KLT at the end of each quarter of the Company's fiscal year, or more frequently if required to determine the rights and obligations of the parties under this LLC Agreement, and certified by KLT to the Manager.

Notwithstanding the foregoing, no distributions shall be made unless, after distribution is made, the assets of the Company are in excess of its liabilities, except amounts payable to Members or Economic Interest Owners on account of Capital Contributions.

8.2 Accounting. The fiscal and tax year of the Company shall be the calendar year. For tax purposes, the records of the Company shall be maintained on an accrual method of accounting. The books of account of the Company shall be kept and maintained at all times at the principal place of business of the Company. Each Member shall have the right at all reasonable times during usual business hours to audit, examine and make copies of or extracts from the books of account of the Company, and a list of the names and addresses of all of the Members and Economic Interest Owners. Such right may be exercised through any agent of such Member. Each Member shall bear all expenses incurred in any examination made for its account.

As soon as reasonably practicable after the end of each calendar quarter, the Manager shall furnish each Member and Economic Interest Owner with an interim balance sheet, statement of profit and loss, and statement of cash receipts and disbursements of the Company, each prepared in accordance with generally accepted accounting principles and reviewed by the Company's independent certified public accountants. As soon as reasonably practicable after the end of each fiscal and tax year, the Manager shall furnish each Member and Economic Interest Owner with: (i) a balance sheet of the Company as of the last day of such fiscal or tax year, a statement of profit or loss of the Company for such year, and a statement of cash receipts and disbursements, each prepared in accordance with generally accepted accounting principles and reviewed by the Company's independent certified public accountants; (ii) a statement showing the amounts allocated to or allocated against such Member and Economic Interest Owner pursuant to Article 7 of this LLC Agreement during or in respect of such year, and any items of income, deduction, credit, or loss allocated to them; and (iii) a copy of the federal income tax return of the Company.

8.3 Tax Elections. Upon the affirmative vote or consent of a Majority in Interest, the Tax Matters Member shall make any tax election for the Company allowed under the Internal Revenue Code of 1986, as amended, including, without limitation, elections to cause the basis of Company property to be adjusted for federal income tax purposes as provided by Section 734 and 743 of the Internal Revenue Code of 1986, as amended, pursuant to the transfer of an Economic Interest or the death of or distribution of property to a Member or Economic Interest Owner.

8.4 Tax Matters Member. KLT is hereby designated as the Tax Matters Member of the Company pursuant to applicable provisions of the Internal Revenue Code of 1986, as amended, and the regulations thereunder. If KLT ceases to be a Member, its status as Tax Matters Member shall cease, and a successor Tax Matters Member shall be as chosen by the affirmative vote or consent of a Majority in Interest

ARTICLE 9

REPRESENTATIONS AND WARRANTIES

9.1 In General. As of the date hereof, each Member (each a "Representing Party") makes each of the following representations and warranties applicable to such Member:

(a) If such Representing Party is a corporation, partnership, trust, limited liability company, limited liability partnership or any other legal entity, it is duly organized or duly formed, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or formation and has the power and authority as an entity to own its property and carry on its business as owned and carried on at the date hereof and as contemplated hereby. Such Representing Party is duly licensed or qualified to do business and in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a material adverse effect on its financial condition or its ability to perform its obligations hereunder. Such Representing Party has the power and authority as an entity to execute and deliver this LLC Agreement and to perform its obligations hereunder and the execution, delivery, and performance of this LLC Agreement has been duly authorized by all necessary actions of the Representing Party entity. This LLC Agreement constitutes the legal, valid, and binding obligation of such Representing Party.

(b) Neither the execution, delivery, and performance of this LLC Agreement nor the consummation by such Representing Party of the transactions contemplated hereby (i) will conflict with, violate, or result in a breach of any of the terms, conditions, or provisions of any law, regulation, order, writ, injunction, decree, determination, or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator, applicable to such Representing Party, (ii) will conflict with, violate, result in a breach of, or constitute a default under any of the terms, conditions, or provisions of the articles of incorporation, bylaws, partnership agreement, certificate of formation, articles of organization, or other formation and operating documents of such

Representing Party, or of any material agreement or instrument to which such Representing Party is a party or by which such Representing Party is or may be bound or to which any of its material properties or assets is subject, (iii) will conflict with, violate, result in a breach of, constitute a default under (whether with notice or lapse of time or both), accelerate or permit the acceleration of the performance required by, give to others any material interests or rights, or require any consent, authorization or approval under any indenture, mortgage, lease agreement, or instrument to which such Representing Party is a party or by which such Representing Party is or may be bound, or (iv) will result in the creation or imposition of any lien upon any of the material properties or assets of such Representing Party.

(c) Any registration, declaration or filing with, or consent, approval, license, permit or other authorization or order by, any governmental or regulatory authority, domestic or foreign, that is required in connection with the valid execution, delivery, acceptance and performance by such Representing Party under this LLC Agreement or the consummation by such Representing Party of any transaction contemplated hereby has been completed, made or obtained on or before the effective date of this LLC Agreement.

(d) There are no actions, suits, proceedings or investigations pending or, to the knowledge of such Representing Party, threatened against or affecting such Representing Party or any of their properties, assets, or businesses in any court or before or by any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator which could, if adversely determined (or, in the case of an investigation could lead to any action, suit, or proceeding, which if adversely determined could) reasonably be expected to materially impair such Representing Party's ability to perform its obligations under this LLC Agreement or to have a material adverse effect on the consolidated financial condition of such Representing Party; and such Representing Party has not received any currently effective notice of any default, and such Representing Party is not in default, under any applicable order, writ, injunction, decree, permit, determination, or award of any court, any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitrator which could reasonably be expected to materially impair such Representing Party's ability to perform its obligations under this LLC Agreement or to have a material adverse effect on the consolidated financial condition of such Representing Party.

(e) Such Member is acquiring its interest in the Company based upon its own investigation, and the exercise by such Member of its rights and the performance of its obligations under this LLC Agreement will be based upon its own investigation, analysis and expertise. Such Member's acquisition of its interest in the Company is being made for its own account for investment, and not with a view to the sale or distribution thereof.

ARTICLE 10

TRANSFERABILITY

10.1 General. Except as otherwise specifically provided in this LLC Agreement, neither a Member nor an Economic Interest Owner shall have the right without the unanimous affirmative vote or unanimous consent of all of the remaining Members with Voting Rights to sell, assign, encumber, pledge, hypothecate, transfer, exchange, distribute or otherwise transfer for consideration, gift, bequeath, distribute or otherwise transfer for no consideration (whether or not by operation of law, except in the case of bankruptcy) (each such action a "Transfer") all or part of its interest in the Company. The transfer of the Economic Interest of a Bankrupt Member or Economic Interest Owner shall be governed by Sections 12.4 and 12.5 below.

Notwithstanding the foregoing restriction, Dobell, with the prior written consent of KLT in each instance, may from time to time: (i) transfer all or a part of his Economic Interest, but not his Voting Rights, to his spouse or descendants or a custodian for his spouse or descendants or to a grantor trust described in Section 676 of the Code; or (ii) grant purchase options in his Economic Interest, but not his Voting Rights, to one or more managers or consultants employed or engaged by the Company or a business venture which the Company has invested in, upon such terms and conditions as he deems reasonable; provided, however, that each such option will provide that the option will lapse upon the manager's or consultant's termination of employment or engagement with the Company or such business venture, and that if the option is exercised Dobell and the transferee of his Economic Interest will comply with the terms of Section 10.2(c) below with respect to the Economic Interest transferred. If such terms are not complied with for any such transfer, Dobell shall relinquish all of his Voting Rights until such time that he cures such non-compliance to the reasonable satisfaction of the Manager. If Dobell transfers an Economic Interest to or for the benefit of a spouse or descendants or to a grantor trust, or if an option granted to a manager or consultant is exercised, the Economic Interest so transferred will remain subject to KLT's rights as provided in Sections 10.3 and 10.5 below.

In the event Dobell transfers any part of his Economic Interest to or for the benefit of a spouse or descendants or to a grantor trust or grants any purchase options in compliance with the terms set forth above, whether or not exercised, except as otherwise provided in this LLC Agreement, Dobell shall retain all his Voting Rights.

Any purported Transfer of any interest in the Company in contravention of this LLC Agreement shall be null and void and of no force or effect.

10.2 Right of First Offer.

(a) If a Member or Economic Interest Owner (collectively the "Selling Member") desires to sell all or any portion of its Economic Interest (excepting the transfer of the Economic Interest of a Bankrupt Member or Economic Interest Owner, which shall be governed by Sections 12.4 and 12.5 below), the Selling Member shall give written notification to the remaining Members, by certified mail or personal delivery, of its intention to so transfer such Economic Interest. The notice shall be accompanied by a description of the amount of the Selling Member's Economic Interest which it desires to sell or transfer, described as a percentage interest of all of the Economic Interests of the Company, and a cash price at which the Selling Member is willing to sell such portion of its Economic Interest. The Members which elect to exercise this right of first offer (the "Purchasing Members") shall have the right to purchase on a pro rata basis determined with reference to the relationship of each respective Purchasing Member's Percentage Interest to the total Percentage Interests of all of the Purchasing Members, unless a different allocation is agreed upon by such Members, all (but not less than all) of the Economic Interest proposed to be sold by the Selling Member by giving written notification to the Selling Member of their intention to do so within forty-five (45) days after receiving the Selling Member's written notice. The failure of the Purchasing Members to so notify the Selling Member of their desire to exercise this right of first offer within said forty-five (45) day period shall result in the termination of the right of first offer and the Selling Member shall be entitled to consummate the sale of its Economic Interest in the Company subject of such notice to any Person at any time within one hundred eighty (180) days after such forty-five (45) day period upon such terms as the Selling Member dictates and at a price which is not less than the cash price set forth in such notice. If the Selling Member fails to consummate a sale of its Economic Interest subject of such notice at or above stated cash price within such one hundred eighty (180) day period, then it must again comply with all of the terms and provisions of this Section 10.2 before transferring any portion of such Economic Interest.

(b) If the Purchasing Members give written notice to the Selling Member of their desire to exercise a right of first offer as provided above, the Purchasing Members shall have the right to designate the time, date and place of closing, provided that the date of closing shall be within sixty (60) days after the date of the Purchasing Members' notice of their exercise of the right of first offer. At the closing of such purchase, the Purchasing Members shall pay in cash or cash equivalents the entire purchase price for such Economic Interest.

(c) In the event of the Transfer of a Selling Member's Economic Interest in the Company, and as a condition to recognizing the effectiveness and binding nature of any such Transfer, the Manager may require the Selling Member and the purchaser, donee or successor-in-interest of such Economic Interest, as the case may be, to execute, acknowledge, and deliver to the Manager such instruments of transfer, assignment, and assumption and such other certificates, representations, and documents, and to perform all the other acts that the Manager may deem necessary or desirable to:

(i) Constitute such purchaser, donee or successor-in-interest as an owner of an Economic Interest in the Company;

(ii) Confirm that the Person desiring to acquire an Economic Interest in the Company has accepted, assumed, and agreed to be subject and bound by all of the terms, obligations and conditions of this LLC Agreement, as the same may have been further amended;

(iii) Preserve the Company after the completion of such Transfer under the laws of each jurisdiction in which the Company is qualified, organized, or does business;

(iv) Maintain the status of the Company as a partnership for federal and state income tax purposes; and/or

(v) Assure compliance with any and all applicable state and federal laws including securities laws and regulations.

(d) Any purchaser, donee or successor-in-interest of an Economic Interest shall be required to make additional Capital Contributions to the same extent as its predecessor in interest would have been required to make.

(e) Any Transfer of an Economic Interest in the Company shall be deemed effective as of the last day of the calendar month in which all the requirements of this Article 10 are complied with. The Selling Member agrees, upon request of the Management Committee, to execute such certificates or other documents and perform such other acts as may be reasonably requested by the Management Committee from time to time in connection with such Transfer.

(f) The Selling Member hereby indemnifies the Company and the remaining Members against any and all loss, damage, or expense (including, without limitation, attorneys' fees and tax liabilities or loss of tax benefits) arising directly or indirectly from any transfer or purported transfer in violation of this Article 10.

(g) If the Selling Member fails to comply with any of the terms and conditions set forth above, including, without limitation assignment of its Economic Interest to the Purchasing Members pursuant to their exercise of the right of first offer as provided above, then such Purchasing Members may enforce the Selling Member's obligation by an action for specific performance.

10.3 Dobell Put Option.

(a) If after the fifth anniversary date of this LLC Agreement, Dobell desires to sell all of his Economic Interest (including the Economic Interests transferred by Dobell to permitted transferees under this Agreement), he shall have the option to submit to KLT a written notice setting forth his offer to sell for cash all of his Economic Interest and Voting Rights at a purchase price determined by multiplying the Fair Market Value of the Company (determined as provided in Section 10.3(e) below) by his Percentage Interest.

(b) KLT shall by written notice to Dobell, within thirty (30) days of delivery of Dobell's offer, either accept Dobell's offer to sell all of his Economic Interest and Voting Rights to KLT, or alternatively elect to exercise KLT's option to sell all of KLT's Economic Interest and Voting Rights, together with those of Dobell (free of any options therein granted by Dobell) and any manager, descendant, custodian or trustee to which Dobell has transferred any part of his Economic Interest as provided for in Section 10.1 above, for a purchase price determined by multiplying the Fair Market Value of the Company multiplied by the Percentage Interests associated with such Economic Interests and Voting Rights so sold.

(c) KLT shall make such an election by providing written notice of such election to Dobell within thirty (30) days of Dobell's delivery of his offer as provided in Section 10.3(a). If KLT elects to accept Dobell's offer, the closing date for KLT's purchase of Dobell's Economic Interest and Voting Rights shall occur on the tenth (10th) business day following KLT's notice to Dobell of its election to accept his offer. At the closing, Dobell (and his permitted transferees, if any) shall execute, acknowledge and deliver to KLT such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and perform all other acts that KLT deems necessary or desirable to transfer Dobell's (and his permitted transferees, if any) Economic Interest and Voting Rights to KLT, free and clear of all liens, claims and encumbrances, and KLT shall deliver to Dobell (and to his permitted transferees in accordance with their respective Economic Interests) payment in cash of the purchase price for his Economic Interest and Voting Rights.

(d) If KLT elects to exercise its option to sell all of the Economic Interests and Voting Rights of KLT, Dobell and Dobell's transferees, KLT shall have the authority to enter into a purchase and sale agreement on behalf of Dobell and his permitted transferees either for the sale of such Persons' Economic Interests and Voting Rights or for the sale of all of the properties and assets of the Company, for the Fair Market Value of the Company and upon such other terms and conditions as KLT deems appropriate, such agreement to be entered into not later than one hundred eighty (180) days after the date of KLT's notice to Dobell electing such option. If such agreement is not closed within two hundred seventy (270) days after the date of such notice, KLT shall be required to purchase Dobell's Economic Interest and Voting Rights pursuant to the Fair Market Value. If KLT sells all of such Economic Interests and Voting Rights or the assets and properties of the Company pursuant to this Section 10.3, then each of the Members and Economic Interest Owners will receive a portion of the sales proceeds, net of costs of sale, determined with reference to Section 12.7 below. Each Member and Economic Interest Owner agrees to execute, acknowledge and deliver such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and perform all other acts that KLT deems necessary or desirable to transfer the Member's or Economic Interest Owner's Economic Interests and Voting Rights or provide for the sale by the Company of the Company's assets and properties, pursuant to this Section 10.3.

(e) For purposes of this Section 10.3 (and, if necessary, Sections 10.4 and 10.5), the "Fair Market Value" of the Company shall be the amount determined in good faith by Dobell and as stated in his written notice setting forth his offer to sell his Economic Interest and Voting Rights as provided in Section 10.3(a); provided, however, that if within thirty (30) days of Dobell's delivery of such offer, KLT provides notice to

Dobell of its disagreement with such Fair Market Value, KLT and Dobell shall, prior to the expiration of such thirty (30) day period, agree upon a mutually acceptable Fair Market Value for purposes of this Section 10.3. If KLT and Dobell are unable to agree upon a fair market value within such period of time, the Fair Market Value shall be determined by an appraiser ("the "Appraiser") agreed to by parties. If the parties cannot agree upon an appraiser, then KLT and Dobell each shall select one appraiser to perform a separate appraisal of the Company's fair market value. If the two appraisals differ by less than ten percent (10%) of the lower appraised value, the average of the two appraisals shall be used as the Fair Market Value. If the two appraisals differ by more than ten percent (10%), the two appraisers selected shall select a third appraiser, which third appraiser shall select one of the two previously prepared appraisals which he or she believes is closest to the actual fair market value of the Company, which amount shall thereafter constitute the Fair Market Value to be used in this Section 10.3. The costs of such appraisals shall be shared equally between the parties. Any time limitations imposed upon a party to make any election under this Section 10.3 shall be stayed during such determination.

10.4 Change of Control.

(a) Notwithstanding anything to the contrary herein, if either: (i) a Person not a party to this Agreement acquires beneficial ownership of more than fifty percent (50%) of the outstanding shares of voting stock of Kansas City Power & Light Company ("KCPL") with the ability to vote such beneficial ownership to direct the affairs of KCPL; or (ii) a majority of KCPL management's slate of candidates for directors of KCPL are not elected at any KCPL shareholder meeting called for such purpose; Dobell shall have the option to purchase, or cause to be purchased, for cash at the closing KLT's entire Economic Interest and Voting Rights. Such option shall be exercised by Dobell's notice to KLT within nine (9) months following the completion of any such merger or acquisition of KCPL or election of directors, with the closing of such purchase to occur within sixty (60) days after date of such notice.

(b) The purchase price for KLT's Economic Interest and Voting Rights shall be an amount equal to the higher of:

(1) The Fair Market Value of the Company (determined in accordance with Section 10.3(e)) multiplied by KLT's Percentage Interest; and

(2) The sum of: (i) all Capital Contributions made by KLT to the Company, the accrued but unpaid KLT Loan Interest, the outstanding principal balance of the KLT Loans, and the amount of any Net Profits allocated to KLT's Capital Account; and (ii) an amount which shall allow KLT to receive an Internal Rate of Return (determined as provided in Section 8.1 above) of fifteen percent (15%) on all of its Capital Contributions and KLT Loans as such amounts are outstanding from time to time, if the closing as provided above occurs before the first anniversary date of this LLC Agreement. If the closing as provided above occurs after the first anniversary date of this LLC Agreement, the purchase price

shall be determined as so provided except so as to allow KLT to receive an Internal Rate of Return of twenty-five percent (25%) on all of its Capital Contributions and KLT Loans.

Provided, however, that until the second anniversary of this Agreement, subsection (b)(1), above, shall not be effective. At the closing, KLT shall execute, acknowledge and deliver to Dobell such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and perform all other acts that Dobell deems necessary or desirable to transfer KLT's Economic Interest and Voting Rights to Dobell, free and clear of all liens, claims and encumbrances and Dobell shall deliver to KLT payment in cash of the purchase price for KLT's Economic Interest and Voting Rights as determined above. Dobell shall have the right to cause the incorporation of the Company (with stock in the corporation issued according to the relative Economic Interest owned by the Members and Economic Interest Owners) in conjunction with the closing of the purchase of KLT's Economic Interest and Voting Rights pursuant to this Section 10.4; provided, however, that such incorporation does not cause any material adverse tax consequences to KLT, such determination which shall be made by KLT in its sole and absolute discretion.

10.5 KLT's Option to Purchase.

(a) KLT and Dobell each acknowledge that on or after the effective date of this LLC Agreement, the Company and Dobell will enter into an employment agreement providing for the Company's employment of Dobell. If Dobell's employment with the Company is terminated for cause or by Dobell's voluntary act, pursuant to the terms of such employment agreement, then KLT shall have the option to purchase for cash all of Dobell's Economic Interest and Voting Rights and all of the Economic Interests (and Voting Rights, if any) of any permitted transferee to which Dobell has transferred any part of his Economic Interest as provided in Section 10.1 above.

(b) If KLT elects to exercise its option as provided in this Section 10.5, within thirty (30) days after the termination of Dobell's employment, KLT shall provide Dobell notice of such election, with a copy to each of his transferees, which shall set forth a cash purchase price for the Economic Interests and Voting Rights to be purchased determined by multiplying the fair market value of the Company by the Percentage Interests to be purchased, and a date for closing such purchases which shall not be more than thirty (30) days after the date of such notice. If Dobell disagrees with the fair market value determined by KLT, then Dobell and KLT shall arrive at a mutually acceptable Fair Market Value as provided in Section 10.3(e) above.

(c) At the closing, Dobell and each of his transferees shall execute, acknowledge and deliver to KLT such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and perform all other acts that KLT deems necessary or desirable to transfer his Economic Interest and Voting Rights, and his transferee's Economic Interests and Voting Rights, if any, to KLT free and clear of all liens, claims, options and encumbrances, and KLT shall deliver to Dobell and his transferees payment in cash of the purchase price for the Economic Interests and Voting Rights purchased.

10.6 Transferee Not Member in Absence of Consent. Notwithstanding anything contained in this LLC Agreement to the contrary, if all of the remaining Members with Voting Rights do not by unanimous affirmative vote or unanimous consent approve of the proposed Transfer of a Member's or Economic Interest Owner's Economic Interest in the Company to a transferee or donee who is not a Member immediately before the Transfer and the admission of such transferee as a Member as provided in Article 11 below, the proposed transferee or donee shall have no right to participate in the management of the business and affairs of the Company, including, without limitation, any rights to appoint representatives to the Management Committee, or to become a Member. Subject to the satisfaction of the requirements of Section 10.2 above, the transferee or donee shall be merely an Economic Interest Owner. Furthermore, except as agreed upon by all of the remaining Members or as otherwise provided in this LLC Agreement or the Delaware Act, upon a Member's transfer of its entire Economic Interest, such Member's rights to participate in the management and affairs of the Company, including, without limitation, its Voting Rights, and any rights to appoint representatives to the Management Committee, shall cease.

ARTICLE 11

ADMISSION OF SUCCESSOR MEMBERS OR NEW MEMBERS

11.1 Admission of Successor Members or New Members. A Person, including a transferee or donee of a Member or other Person owning an Economic Interest, shall be deemed admitted as a Member of the Company only upon the satisfactory completion of the following:

(a) All of the Members or remaining Members with Voting Rights, as the case may be, shall have consented to the admission of the Person as a Member of the Company and, in the case of a new Member, all of the Members with Voting Rights shall have consented to the amount and character of the proposed Capital Contribution of such new Member.

(b) The Person shall have accepted and agreed to be bound by the terms and provisions of this LLC Agreement and such other documents or instruments as the Management Committee may require.

(c) The Person shall have executed a counterpart of this LLC Agreement to evidence the consents and agreements above, and any changes in the Certificate of Formation of the Company and this LLC Agreement shall have been executed and filed as deemed necessary by the Management Committee.

(d) If the Person is a corporation, partnership, limited liability company, trust, association or other entity, the Person shall have provided the Management Committee with evidence satisfactory to counsel for the Company of its authority to become a Member under the terms and provisions of this LLC Agreement.

(e) If required by the Management Committee, counsel for the Company or a qualified counsel for the transferee or donee or new Member, which counsel shall have been approved of by the Members, shall have rendered an opinion to the Members that the admission of the Person as a Member is in conformity with the Delaware Act and that none of the actions in connection with the admission will cause the termination or dissolution of the Company or will adversely affect its classification as a partnership for federal and state income tax purposes.

(f) The Person, as required by the Management Committee, shall have paid all reasonable legal fees of the Company and the Members and filing costs in connection with its admission as a Member.

11.2 Financial Adjustments. No new Members shall be entitled to any retroactive allocation of losses, income, or expense deductions incurred by the Company. The Company may, at its option, at the time a Member is admitted, close the Company's books (as though the Company's tax year had ended) or make pro rata allocations of loss, income, and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

ARTICLE 12

TERM, TERMINATION, AND DISTRIBUTION UPON LIQUIDATION

12.1 Term. The term of the Company shall commence on the date the Certificate of Formation for the Company is filed in the Office of the Delaware Secretary of State in accordance with the Delaware Act and shall continue until December 31, 2046, unless earlier dissolved by the unanimous written consent of all of the Members with Voting Rights, or the provisions of the Certificate of Formation, this LLC Agreement or the Delaware Act.

12.2 Withdrawal of a Member. A Member may withdraw, retire or resign from the Company at any time upon giving ninety (90) days prior written notice of such withdrawal to the remaining Members; provided, however, that absent the approval of such withdrawal by the affirmative vote or consent of a Majority in Interest of the remaining Members within such ninety (90) day notice period, such a withdrawal shall be deemed a breach of this LLC Agreement allowing the Company to recover from the withdrawing Member damages for such breach as reasonably determined by the remaining Members, including, without limitation, attorneys' fees, and offset such damages against the amounts otherwise distributable to the withdrawing Member.

Subject to the remaining provisions of this LLC Agreement, upon the withdrawal of a Member, the withdrawing Member shall be entitled to the fair market value of its Economic Interest, which amount shall be equal to the sum of the withdrawing Member's Percentage Interest of both (i) the Company's Net Profits or Net Losses for the year in which the withdrawal occurs through the date of the withdrawal (less any distributions of Net Cash Flow made to the withdrawing Member through the date of such withdrawal); and (ii) the value of the Company's assets, net of the Company's debts, liabilities and obligations; less any deficit balance in the withdrawing Member's Capital Account, such consideration which the Company shall pay in cash at the closing, which closing shall be within thirty (30) days of the date such purchase price is determined at such time and place as designated by the Company. For purposes of this determination, the value of the Company's assets, other than cash, certificates of deposit and other instruments the value of which are readily ascertainable, shall be determined with reference to the fair market value of such assets as determined by the Company's regularly employed independent certified public accountant, which determination shall be final, binding and conclusive upon all parties.

Notwithstanding the foregoing, if such withdrawal is deemed to be a breach of this LLC Agreement as provided above, then the amount to which the withdrawing Member is entitled for its Economic Interest shall not include any amount attributable to the goodwill of the Company and shall be reduced by an amount equal to any damages attributable to such breach as described above.

12.3 Events of Dissolution. Unless the continuation of the Company's business is approved by the affirmative vote or consent of a Majority in Interest of the remaining Members within ninety (90) days of an event of withdrawal, the Company shall immediately dissolve. An event of withdrawal shall include:

(a) The withdrawal, retirement or resignation of a Member absent the approval of the remaining Members and the failure to purchase a withdrawing Member's Economic Interest as provided in Section 12.2 above;

(b) In the case of a Member that is a natural person, the death or insanity of a Member or the entry by a court of competent jurisdiction adjudicating a Member incompetent to manage his person or his estate;

(c) A Member becoming a Bankrupt Member (as defined in Section 12.4 below);

(d) In the case of a Member that is a trust, the termination of the trust or the distribution of such trust's entire interest in the Company, but not merely the substitution of a new trustee;

(e) In the case of a Member that is a general or limited partnership, the dissolution and commencement of winding up of such partnership or a distribution of its entire interest in the Company;

(f) In the case of a Member that is a corporation, the filing of articles of dissolution, or their equivalent, for the corporation or revocation of its charter or its distribution of its entire interest in the Company;

(g) In the case of a Member that is an estate, the distribution by the fiduciary of the estate's entire interest in the Company;

(h) In the case of a Member that is a limited liability company, the filing of a certificate of cancellation or articles of dissolution or termination, or their equivalent, for the limited liability company or a distribution of its entire interest in the Company;

(i) December 31, 2046;

(j) The unanimous affirmative vote or unanimous consent by all of the Members with Voting Rights to dissolve, wind up and liquidate the Company;

(k) The happening of any other event that makes it unlawful or impossible to carry on the business of the Company; or

(l) Any event which causes there to be only one (1) Member.

Except as otherwise provided in this LLC Agreement or the Delaware Act, upon the occurrence of an event of withdrawal as described in subsection (a) through (h) above, the Member subject of such an event shall cease to be a Member and shall thereafter be an Economic Interest Owner. An event of withdrawal shall not include a Transfer of a Member's interest pursuant to Article 10 above.

12.4 Bankruptcy of a Member. A "Bankrupt Member" shall mean any Member or Economic Interest Owner who:

(a) makes an assignment for the benefit of its creditors;

(b) files a voluntary petition in bankruptcy;

(c) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation or files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of such nature;

(d) seeks, consents or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or Economic Interest Owner or of all or any substantial part of its property; or

(e) is the subject of any proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, and one hundred twenty (120) days after commencement of such proceeding, the proceeding has not been dismissed; or without the Members' or Economic Interest Owners' consent or acquiescence has had a trustee, receiver or liquidator appointed for itself or for a substantial part of its property and the appointment is not vacated or stayed, or within ninety (90) days after the expiration of any such stay, the appointment is not vacated.

12.5 Option to Purchase. The remaining Members shall have the option to purchase the Economic Interest and Voting Rights, if any, of a Bankrupt Member for the purchase price determined and paid in accordance with the methodology, terms and conditions provided in Section 12.2 above for the purchase of a withdrawing Member's interest; provided, however, that no discounts shall be made to the purchase price for any deemed breach of the LLC Agreement. If the remaining Members do not elect to acquire all of the Bankrupt Member's interest, the interest shall be transferred in accordance with Article 10 above, or if not transferred, retained by the Bankrupt Member. If the remaining Members exercise their option hereunder and the Bankrupt Member fails to assign its interest in the Company at the time and place fixed for closing, then the remaining Members may enforce the obligation of the Bankrupt Member by an action for specific performance.

12.6 Cessation of Business. In the event of the occurrence of any event effecting the dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until the Manager has filed a certificate of cancellation in the office of Delaware Secretary of State or until a decree terminating the Company has been entered by a court of competent jurisdiction.

12.7 Winding Up, Liquidation, and Distribution of Assets. Upon dissolution, an accounting shall be made of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution and the Manager shall immediately proceed to wind up the affairs of the Company. If the Company is dissolved and its affairs are to be wound up, the Manager shall:

(a) Collect and sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent all of the Members by an affirmative and unanimous vote or consent may determine to distribute any assets to the Members and Economic Interest Owners in kind);

(b) Allocate any Net Profits or Net Losses resulting from such sale or other disposition of the Company's assets to the Members' and Economic Interest Owners' Capital Accounts in accordance with Section 2.1(b) above;

(c) Discharge all debts, liabilities and obligations of the Company, including those to Members and Economic Interest Owners who are creditors, including KLT to the extent any KLT Loan Interest or KLT Loan remains unpaid, to the extent otherwise permitted by law, other than debts, liabilities and obligations to Members and Economic Interest Owners for distributions, and establish such reserves as the Management

Committee may deem reasonably necessary to provide for contingencies or liabilities of the Company (for purposes of determining the Capital Accounts of the Members and Economic Interest Owners, the amounts of such reserves shall be deemed to be an expense of the Company);

(d) Distribute the remaining assets to the Members and Economic Interest Owners either in cash or in kind, with any assets distributed in kind being valued for this purpose at their fair market value, as follows and in the following order of priority:

(i) First, to the Members and Economic Interest Owners with positive Preference Contribution Account balances, in proportion to their respective Preference Contribution Account balances, up to the amount necessary to reduce all such Preference Contribution Account balances to zero;

(ii) Second, to KLT until such distributions, together with all prior distributions of Net Cash Flow and/or of the Company's assets,including amounts distributed as repayments of KLT Loans, KLT Loan Interest and returns of KLT's Capital Contributions, are such that KLT has received an Internal Rate of Return (determined as provided in Section 8.1 above) of twenty-five percent (25%) on all of its Capital Contributions and KLT Loans as such amounts are outstanding from time to time; and

(iii) The balance, if any, to the Members and Economic Interest Owners in proportion to their Percentage Interests; provided, however, that the amount distributable to KLT under this Section 12.7(d)(iii) shall be credited by the amounts distributed to KLT pursuant to Section 12.7(d)(ii).

If any assets of the Company are to be distributed in kind, the fair market value of those assets as of the date of dissolution, other than cash, certificates of deposit and other instruments the value of which are readily ascertainable, shall be as determined as provided in Section 12.2 above. Those assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members and Economic Interest Owners shall be adjusted pursuant to the provisions of this LLC Agreement to reflect such deemed sale;

(e) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated; and

(f) The remaining Members shall comply with any applicable requirements of the Delaware Act pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

12.8 Certificate of Cancellation. When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining assets have been distributed to the Members and Economic Interest Owners, the Manager shall execute a certificate of cancellation setting forth the information required by the Delaware Act and shall be delivered to the Delaware Secretary of State.

12.9 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this LLC Agreement, upon dissolution, each Member and Economic Interest Owner shall look solely to the assets of the Company for the return of its Capital Contributions. If the Company assets remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions of the Members and Economic Interest Owners, the Members and Economic Interest Owners shall have no recourse against any other Member or Economic Interest Owner.

ARTICLE 13

MISCELLANEOUS PROVISIONS

13.1 Waiver of Right of Partition. It is specifically agreed that no Member or Economic Interest Owner shall have the right to ask for partition of the assets owned or hereafter acquired by the Company, nor shall any such Member or Economic Interest Owner have the right to any specific assets of the Company on the liquidation or winding up of the Company, except as may be specified by a Majority in Interest.

13.2 Notices. Except as otherwise provided in this LLC Agreement, any notice required or permitted herein shall be in writing and shall be deemed to have been delivered, whether actually received or not, two (2) calendar days after being deposited in the United States mail, by registered mail, return receipt requested, postage prepaid, addressed to the party entitled thereto at the last address of such party provided by such party to the Company. Any notice to the Company shall be sent to the Company's principal place of business.

13.3 Governing Law. This LLC Agreement has been made and executed in accordance with the Delaware Act and is to be construed, enforced, and governed in accordance therewith and with the laws of the State of Delaware. The parties agree that all actions or proceedings arising directly or indirectly from this Operation Agreement shall be commenced and litigated only in the Circuit Court of Jackson County, Missouri, or the United States District Court of Missouri, Western District, located in Kansas City, Missouri. The parties hereby consent to the jurisdiction over them of the Circuit Court of Jackson County, Missouri, or the United States District Court of Missouri, in all actions or proceedings arising directly or indirectly from this LLC Agreement.

13.4 Entire Agreement. Except as otherwise provided herein, this LLC Agreement together with the recitals and Exhibits hereto, each of which are incorporated herein, constitutes the entire agreement among the Members on the subject matter hereof and may not be changed, modified, amended, or supplemented except in writing, signed by all of the Members. All other oral or written agreements, promises, and arrangements in relation to the subject matter of this LLC Agreement are hereby rescinded.

13.5 Binding Agreement. Subject to the restrictions and encumbrances set forth herein, the terms and provisions of this LLC Agreement shall be binding upon, be enforceable by and inure to the benefit of the Members, Economic Interest Owners and their respective heirs, executors, administrators, personal representatives, successors, and assigns.

13.6 Interpretation. The descriptive headings contained in this LLC Agreement are for convenience only and are not intended to define the subject matter of the provisions of this LLC Agreement and shall not be resorted to for interpretation thereof.

13.7 Severability. If any provision of this LLC Agreement or the application thereof to any individual or entity or circumstance shall be invalid or unenforceable to any extent, the remainder of this LLC Agreement and the application of such provisions to other individuals or entities or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

13.8 Waiver. No consent or waiver, express or implied, by any Member or Economic Interest Owner to or of any breach or default by any other Member or Economic Interest Owner in the performance by such other Member or Economic Interest Owner of its obligations under this LLC Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member or Economic Interest Owner of the same or any other obligations hereunder. The failure on the part of any Member or Economic Interest Owner to complain of any act or failure to act of any of the other Members or Economic Interest Owners or to declare any of the other Members or Economic Interest Owners in default, irrespective of how long such failure continues, shall not constitute a waiver by such Member or Economic Interest Owner of its rights under this LLC Agreement.

13.9 Equitable Remedies. The rights and remedies of any of the Members or Economic Interest Owners hereunder shall not be mutually exclusive. Each of the Members and Economic Interest Owners confirms that damages at law may be an inadequate remedy for a breach or threatened breach of this LLC Agreement and agrees that in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, but nothing herein contained is intended to, nor shall it, limit or affect any right or rights at law or by statute or otherwise of a Member or Economic Interest Owners aggrieved as against a party for a breach or threatened breach of any provision hereof; it being the intention hereof to make clear the agreement of the Members and Economic Interest Owners that the respective rights and obligations of the Members and Economic Interest Owners hereunder shall be enforceable in equity as well as at law or otherwise.

13.10 Attorney's Fees. In the event of a default by a Member or Economic Interest Owner under this LLC Agreement, the non-defaulting Members and Economic Interest Owners shall be entitled to recover all costs and expenses, including attorney's fees, incurred as a result of said default or in connection with the enforcement of this LLC Agreement.

13.11 Counterparts. This LLC Agreement may be executed in two (2) or more counterparts, all of which taken together shall constitute one (1) instrument.

13.12 Gender. Whenever in this LLC Agreement, words, including pronouns, are used in masculine or neuter, they shall be read and construed in the masculine, feminine or neuter, as the case may be, wherever they would so apply, and wherever in this LLC Agreement, words, including pronouns, are used in the singular or plural, they shall be read and construed in the plural or singular, respectively, wherever they would so apply.

13.13 Saving Clause. In the event any provision of this LLC Agreement shall be, or shall be found to be, contrary to the Delaware Act, such provision shall be deemed amended so as to conform with such Act.

13.14 Further Documentation. Each of the parties hereto agrees in good faith to execute such further or additional documents as may be necessary or appropriate to fully carry out the intent and purpose of this LLC Agreement.

13.15 Incorporation of Recitals. The preamble and recitals to this LLC Agreement are hereby incorporated by reference and made an integral part hereof.

13.16 Indemnification. The Company shall indemnify any Member, Manager or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, arbitration, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that such Member, Manager or officer is or was a Member, Manager or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against liability incurred in connection with such action, arbitration, suit or proceeding, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such Member, Manager or officer in connection with such action, arbitration, suit or proceeding, including any appeal thereof, if such Member, Manager or officer acted in good faith and in a manner such Member, Manager or officer reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Member's, Manager's or officer's conduct was unlawful, except that no indemnification shall be made in respect of any claim, issue or matter as to which such Member, Manager, or officer shall have been adjudged to be liable for gross negligence or gross misconduct in the performance of such Member's, Manager's, or officer's duty to the Company unless and only to the extent that the court or arbitration in which the action, arbitration or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such Member, Manager, or officer is fairly and reasonably entitled to indemnity for such expenses which the court or arbitration shall deem proper. The termination of any action, arbitration, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Member, Manager or officer did not act in good faith and in a manner which such Member, Manager or officer reasonably believed to be in or not opposed to the best interests of the

Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Member's, Manager's or officer's conduct was unlawful.

IN WITNESS WHEREOF, the parties hereto have signed this LLC Agreement to be effective on the date first above written.

KLT TELECOM INC.,
a Missouri corporation

By: RGWasson
Name: RONALD G. WASSON
Title: PRESIDENT

COLIN DOBELL

____
Colin Dobell

Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Member's, Manager's or officer's conduct was unlawful.

IN WITNESS WHEREOF, the parties hereto have signed this LLC Agreement to be effective on the date first above written.

KLT TELECOM INC.,
a Missouri corporation

By:______________________________
Name: ____________________________
Title: ____________________________

COLIN DOBELL

Col Dobell
____
Colin Dobell

EXHIBIT A

LIMITED LIABILITY COMPANY AGREEMENT OF MUNICIPAL SOLUTIONS, LLC

Name	Description and Fair Market Value of Initial Capital Contribution	Initial Percentage Interest	Initial Voting Rights
KLT Telecom Inc. FEIN ___________ _	$2,000.00	67%	80%
Colin Dobell SSN:___________	$500.00	33%	20%

EXHIBIT B

Promissory Note

Four Million Dollars ($4,000,000.00) January 11, 1997

Municipal Solutions, LLC, a Delaware limited liability company ("Borrower") promises to pay to the order of KLT Telecom Inc. ("Lender") the lesser of the principal sum of Four Million Dollars ($4,000,000.00) or the aggregate unpaid principal amount of all Loans made by the Lender to the Borrower pursuant to Article II of the Credit Agreement (as the same may be amended or modified, the "Agreement") hereinafter referred to, in immediately available funds at Lender's office at 1201 Walnut, Kansas City, Missouri 64106, with interest on the unpaid principal amount hereof at the rates and on the dates set forth in the Agreement. The Borrower shall pay the principal of and accrued and unpaid interest on the Loans in full on the Termination Date.

The Lender may, and is hereby authorized to, record on the schedule attached hereto, or to otherwise record in accordance with its usual practice, the date and amount of each Loan and the date and amount of each principal payment hereunder.

This Promissory Note is issued pursuant to, and is entitled to the benefits of, the Credit Agreement, dated as of January 11, 1997, among the Borrower and Lender, to which Agreement, as it may be amended from time to time, reference is hereby made for a statement of the terms and conditions governing this Promissory Note, including the terms and conditions under which this Promissory Note may be prepaid or its maturity date accelerated. Capitalized terms used herein and not otherwise defined herein are used with the meanings attributed to them in the Agreement.

Municipal Solutions, LLC

By:____________________________

EXHIBIT C

Operational and Financial Objectives

Available KLT Loan Amount	Conditions to KLT Loan Amount Availability
$2,000,000.00	Immediately available upon execution of Limited Liability Company Agreement. Will be drawn down in three tranches (on January 15, 1997, May 1, 1997 and September 1, 1997) to fund operating expenses of the Company as set forth in the Company's budget. The first tranche shall be $500,000; the amounts of the other tranches shall be as required to fund the Company's budget.
$1,000,000.00	The Company has satisfied all of the following conditions: (a) The Company has closed an investment in one telemetry product or service company. (b) The Company has contracted for one telemetry pilot project. (c) KLT Telecom has closed the Installment 2 Purchase under that certain Investment Agreement dated September 9, 1996 between Intelligent Devices, Inc., KLT Telecom Inc. and the Shareholders named therein. (d) Two municipalities have purchased meters from Intelligent Devices, Inc. (e) Municipal Parking Solutions, LLC, has at least two pilot projects in the field.
$1,000,000.00	Available after June 30, 1997, upon the Company's satisfaction of all of the following conditions: (a) The Company has satisfied the conditions for the first $1,000,000.00 KLT Loan amount, set forth above. (b) The Company has closed an additional investment in a telemetry product or service companies. (c) The Company has one telemetry pilot project in the field. (d) Two additional municipalities have purchased meters from Intelligent Devices, Inc.

(e) Municipal Parking Solutions, LLC, has at least four pilot projects, in the aggregate, in the field.

EXHIBIT D

Credit Agreement

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 02/02/1998
981041935 - 2704776

Exhibit B-120

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

Certificate of Amendment of Certificate of Formation

of

TELEMETRY SOLUTIONS, LLC

It is hereby certified that:

1. The name of the limited liability company (hereinafter called the "limited liability company") is **TELEMETRY SOLUTIONS, LLC**

2. The certificate of formation of the limited liability company is hereby amended by striking out Article[s] Second and Third thereof and by substituting in lieu of said Article[s] the following new Article[s]:

SECOND: The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are The Prentice-Hall Corporation System, Inc., 1013 Centre Road, Wilmington, Delaware 19805.

Executed on 20 January, 1998.

MARK G. ENGLISH
SECRETARY

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF LIMITED LIABILITY COMPANY OF "TELEMETRY SOLUTIONS, LLC", FILED IN THIS OFFICE ON THE NINTH DAY OF JANUARY, A.D. 1997, AT 10 O'CLOCK A.M.

Edward J. Freel, Secretary of State

2704776 8100

971008794

AUTHENTICATION: 8280275

DATE: 01-10-97

CERTIFICATE OF FORMATION

OF

TELEMETRY SOLUTIONS, LLC

This Certificate of Formation of Telemetry Solutions, LLC (the "Company"), dated as of January 8, 1997, is being duly executed and filed by KLT Telecom Inc. as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

FIRST. Name. The name of the limited liability company formed hereby is Telemetry Solutions, LLC.

SECOND. Registered Office and Registered Agent. The Company's registered office in the State of Delaware is located at 1209 Orange Street, Wilmington, Deleware 19801. The registered agent of the Company for service of process at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

KLT Telecom Inc.,
a Missouri corporation

By: R.G. Wasson
R.G. Wasson, President

LIMITED LIABILITY COMPANY AGREEMENT

OF

TELEMETRY SOLUTIONS, LLC

January 9, 1997

TABLE OF CONTENTS

EXHIBIT D

LIMITED LIABILITY COMPANY AGREEMENT

OF

TELEMETRY SOLUTIONS, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT ("LLC Agreement"), is made and entered into to be effective as of the 9th day of January, 1997, by and between KLT Telecom Inc., a Missouri corporation ("KLT"), and Colin Dobell ("Dobell"), (KLT and Dobell each hereinafter referred to as a "Member").

WHEREAS, the Members have agreed to organize a limited liability company governed by the Delaware Limited Liability Company Act (the "Delaware Act");

NOW, THEREFORE, in consideration of the mutual covenants and benefits set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1

THE LIMITED LIABILITY COMPANY

1.1 Formation of Limited Liability Company. The Certificate of Formation of Telemetry Solutions, LLC (the "Company") was filed in the office of the Secretary of State of Delaware pursuant to the Delaware Act on January 9, 1997 and is hereby ratified by each of the Members. All prior agreements concerning the subject matter of this LLC Agreement are canceled and shall have no further effect.

1.2 Registered Office and Agent. The address of the Company's registered office in the state of Delaware is located at 1209 Orange Street, Wilmington, Delaware 19801 or any other or additional place or places as the Members may determine from time to time, and the registered agent at such office is The Corporation Trust Company.

In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Management Committee shall promptly designate a replacement registered agent or registered office as the case may be, and make the appropriate filings with the secretary of state. If the Management Committee shall fail to designate a replacement registered agent or registered office, as the case may be, then any one Member may designate a replacement registered agent or registered office and make the appropriate filings in the Office of the Secretary of State of Delaware.

1.3 Purpose. The purpose and business of the Company shall be to invest in business ventures as selected by the unanimous affirmative vote or unanimous consent of all of the Members with Voting Rights from time to time and to provide marketing and management services to such ventures, including, without limitation, legal, tax and analytical support, and to do all other things which are reasonably incidental to the foregoing. The Company may transact any or all other lawful business for which a limited liability company may be organized under the Delaware Act upon the unanimous affirmative vote or unanimous consent of all of the Members with Voting Rights of the Company specifically authorizing any such other lawful business.

1.4 Principal Place of Business. The principal place of business of the Company shall be 1201 Walnut, Kansas City, Missouri 64106, or at such other place or places within or without the State of Delaware as the Management Committee may designate from time to time.

1.5 Property. All assets, including real and personal property owned and held by the Company shall be owned by the Company in the name of the Company and no Member or Economic Interest Owner shall have any ownership interest in such property in its individual name or right. Each Member's or Economic Interest Owner's interest in the Company shall be personal property for all purposes. Any deed, bill of sale, mortgage, lease, contract of sale or other instrument purporting to convey or encumber any interest in the property of the Company shall be signed only as authorized by the unanimous affirmative vote or unanimous consent of all of the Members with Voting Rights.

1.6 Payment of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member or Economic Interest Owner.

ARTICLE 2

DEFINITIONS

2.1 Definitions. As used in this LLC Agreement:

(a) "Adjusted Capital Account Balance" means the balance (be it positive or negative) which would be obtained by adding to a Member's or Economic Interest Owner's Capital Account balance such Member's or Economic Interest Owner's share of the "Company Minimum Gain" and "Member Nonrecourse Debt Minimum Gain."

(b) "Capital Account" means, with respect to any Member or Economic Interest Owner, the Capital Account maintained for such Person in accordance with the following provisions:

(i) To each Person's Capital Account there shall be credited such Member's or Economic Interest Owner's Capital Contributions, such Member's or Economic Interest Owner's distributive share of Net Profits and any items in the nature of income or gain which are specially allocated pursuant to Section 7 hereof, and the amount of any Company liabilities assumed by such Member or Economic Interest Owner or which are secured by any Property distributed to such Member or Economic Interest Owner.

(ii) To each Member's or Economic Interest Owner's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Property distributed to such Member or Economic Interest Owner pursuant to any provision of this LLC Agreement, such Member's or Economic Interest Owner's distributive share of Net Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Section 7 hereof, and the amount of any liabilities of such Member or Economic Interest Owner assumed by the Company or which are secured by any property contributed by such Member or Economic Interest Owner to the Company.

(iii) In the event any interest in the Company is transferred in accordance with the terms of this LLC Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(iv) In determining the amount of any liability for purposes of Sections 2.1(b)(i) and 2.1(b)(ii) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this LLC Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Management Committee shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Members and Economic Interest Owners), are computed in order to comply with such Regulations, such modification shall be made, provided that is not likely to have a material effect on the amounts distributable to any Member or Economic Interest Owner pursuant to Article 12 hereof upon the dissolution of the Company. Adjustments and modifications also shall be made as are necessary or appropriate (i) to maintain equality between the Capital Accounts of the Members and Economic Interest Owners and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) in the event unanticipated events might otherwise cause this LLC Agreement not to comply with Regulations Section 1.704-1(b).

(c) "Capital Contribution" or "Capital Contributions" means, with respect to any Member or Economic Interest Owner, the amount of money and the Gross Asset Value of any property (other than money) contributed to the Company with respect to the Percentage Interest held by such Member or Economic Interest Owner pursuant to the terms of this LLC Agreement. The initial Capital Contributions of the Members are set forth on Exhibit A hereto, which is incorporated herein by this reference.

(d) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

(e) "Company Minimum Gain" has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

(f) "Depreciation" means, for each fiscal year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable under the Code with respect to an asset for such fiscal year, except that (i) with respect to any asset whose Gross Asset Value differs from its adjusted tax basis for federal tax purposes and which difference is being eliminated by use of the "remedial method" defined by Section 1.704-3(d) of the Regulations, Depreciation for such fiscal year shall be the amount of book basis recovered for such fiscal year under the rules prescribed by Section 1.704-3(d)(2) of the Regulations, and (ii) with respect to any other asset whose Gross Asset Value differs from its adjusted tax basis for federal income tax purposes at the beginning of such fiscal year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; provided, however, that if the adjusted tax basis for federal income tax purposes of an asset at the beginning of such fiscal year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Management Committee.

(g) "Economic Interest" shall mean the ownership interest of a Person in the Company's Net Profits, Net Losses and the distribution of Net Cash Flow and/or the Company's assets pursuant to this LLC Agreement and the Delaware Act, but shall not include any right to vote on, consent to or otherwise participate in any decision of the Members in the management of the Company.

(h) "Economic Interest Owner" shall mean any Person who owns an Economic Interest, but is not a Member.

(i) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member or Economic Interest Owner to the Company shall be the gross fair market value of such asset, as determined by the contributing Member or Economic Interest Owner and all of the remaining Members;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Management Committee, as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member or Economic Interest Owner in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member or Economic Interest Owner of more than a de minimis amount of property as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Regulations Section

1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (A) and (B) above shall be made only if the Management Committee reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members and Economic Interest Owners in the Company;

(iii) The Gross Asset Value of any Company asset distributed to any Member or Economic Interest Owner shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Management Committee;

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Sections 2.1(f)(vi) and 7.3(e) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 2.1(i)(iv) to the extent the Management Committee determine that an adjustment pursuant to Section 2.1(i)(ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 2.1(i)(iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 2.1(i)(i), Section 2.1(i)(ii), or Section 2.1(i)(iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

(j) "Internal Rate of Return" has the meaning set forth in Section 8.1.

(k) "KLT Loan" has the meaning set forth in Section 6.10.

(l) "KLT Loan Interest" has the meaning set forth in Section 6.10.

(m) "Majority in Interest" shall mean more than fifty percent (50%) of the Voting Rights held by the Members determined, pursuant to an affirmative vote or consent of the Members with Voting Rights at the time the Majority in Interest provision applies.

(n) "Management Committee" shall mean the committee of the Company, appointed by the Members and established pursuant to Article 3 of this LLC Agreement.

(o) "Manager" shall mean Colin Dobell, or any replacement Manager appointed by the Management Committee pursuant to Section 3.13 hereof.

(p) "Member" shall mean any person executing this LLC Agreement from time to time and as otherwise admitted as a member of the Company as provided in Section 11.1 of this LLC Agreement.

(q) "Member Nonrecourse Debt" has the meaning set forth in Section 1.704-2(b)(4) of the Regulations.

(r) "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

(s) "Member Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

(t) "Net Cash Flow" shall mean, with respect to any period, the amount (if any) by which the Proceeds for such period exceed the Operating Costs for such period, all principal and interest payments on indebtedness of the Company, and all other sums paid to lenders.

(u) "Net Profits" and "Net Losses" means, for each fiscal year, an amount equal to the Company's taxable income or loss for such fiscal year, determined in accordance with Code Section 703(a) (for this purposes, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this Section 2.1(u) shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this Section 2.1(u) shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 2.1(i)(ii) or Section 2.1(i)(iii) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(iv) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year, computed in accordance with Section 2.1(f) hereof;

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's or Economic Interest Owner's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(vii) Notwithstanding any other provision of this Section 2.1(u), any items which are specially allocated pursuant to Section 7 hereof shall not be taken into account in computing Net Profits or Net Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 7 hereof shall be determined by applying rules analogous to those set forth in Sections 2.1(i)(i) through 2/1(i)(vi) above.

(v) "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

(w) "Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

(x) "Operating Costs" shall mean, with respect to any period, all cash expenditures incurred incident to the normal operation of the Company's business and any amounts determined by the Management Committee, from time to time, to be reasonably necessary to provide a reserve for the operations, expenses, debt payments, capital improvements, and contingencies of the Company.

(y) "Percentage Interest" shall mean, with respect to any Member or Economic Interest Owner, such Person's percentage interest of the Economic Interests in the Company as adjusted from time to time: (i) pursuant to this LLC Agreement; or (ii) as a result of any Transfer (as defined in Section 10.1 below) by a Member or Economic Interest Owner of all or a portion of its Economic Interest. The initial Percentage Interests of the Members are as designated in Section 6.1 of this LLC Agreement.

(z) "Person" shall include any individual, trust, estate, corporation, partnership, limited liability company, association or other entity.

(aa) "Proceeds" shall mean, with respect to any period, gross receipts received by the Company from all sources during such period, including, without limitation, all sales, other dispositions, and refinancings of the Company's property, but does not include Capital Contributions as provided for in Article 6 of this LLC Agreement or the proceeds of any KLT Loans to the Company as provided for in Section 6.10 of this LLC Agreement.

(bb) "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

(cc) "Residual Capital Account Balance" means the excess (if any) of the amount of a Member's or Economic Interest Owner's positive Adjusted Capital Account Balance over the amount of such Member's or Economic Interest Owner's Preference Contributions Account balance.

(dd) "Voting Rights" shall mean, with respect to any Member, such Person's percentage interest in the voting rights in the Company, as may be adjusted from time to time pursuant to this LLC Agreement. The initial Voting Rights of the Members are as set forth in Exhibit A attached to this LLC Agreement.

ARTICLE 3

MANAGEMENT

3.1 Management Committee. The business and affairs of the Company shall be managed by a Management Committee which, subject to the provisions of this LLC Agreement, shall have the power and authority to take, or cause to be taken, any and all actions necessary as advisable to carry out its duties as described in this LLC Agreement.

The Management Committee shall consist of three (3) representatives, two (2) of whom shall be appointed by KLT and one (1) of whom shall be appointed by Dobell. In the event of the resignation or death of a representative, the vacancy shall be promptly filled by a nominee of the Member who appointed the departing representative. The appointment of each representative on the Management Committee subsequent to the initial representatives named this Section 3.1 shall be evidenced by an appointment, and acceptance of appointment, in a writing delivered to the Company by the Member entitled to appoint such representative. Each representative will serve on the Management Committee at the pleasure of the Member appointing him or her. The first Management Committee shall consist of R.G. Wasson and M.G. English (appointed by KLT) and Colin Dobell (appointed by Dobell).

If Dobell transfers any part of his Economic Interest but retains his Voting Rights, then he shall retain his rights to appoint a representative to the Management Committee as provided in this Section 3.1. If either KLT or Dobell transfer all of their Economic Interests and the transferee thereof is admitted as a Member of the Company as provided in Section 11.1 of this LLC Agreement, then the transferee of such Economic Interest shall succeed to such Member's rights to appoint representatives to the Management Committee as provided in this Section 3.1. If either KLT or Dobell shall relinquish their Voting Rights pursuant to the terms of this LLC Agreement, then the other Member shall have the right to exercise such relinquishing Member's Rights to appoint representatives to the Management Committee until such Voting Rights are restored, as the case may be.

3.2 Chairman, Vice-Chairman and Other Officers. A representative on the Management Committee appointed and so designated by KLT will serve as the Chairman of the Management Committee, and a representative appointed and so designated by Dobell will serve as the Vice-Chairman of the Management Committee. The Company shall have such other officers as may be appointed by the Management Committee, or in the absence of such appointment, as designated by the Chairman of the Management Committee. R.G. Wasson will serve as the initial Chairman, and Colin Dobell as the initial Vice-Chairman. The Chairman of the Management Committee shall preside at all meetings of the Management Committee, and shall have such other duties and responsibilities as may be assigned by the Management Committee from time to time. The Vice-Chairman of the Management Committee, in the absence or inability of the Chairman to act, shall preside in the Chairman's place at all meetings of the Management Committee. The Vice-Chairman shall have such other duties and responsibilities as may be assigned by the Management Committee .

3.3 Meetings. Meetings of the Management Committee may be called by either the Chairman or Vice-Chairman of the Management Committee by written notice designating the time and place of the meeting sent to each representative not fewer than five (5) nor more than ten (10) days before the date of the meeting to the address of the Member appointing such representative. If no place is designated, then the meeting shall be held at the Company's principal place of business. If all of the representatives to the Management Committee meet at any time and place, the meeting shall be valid without call or notice and any lawful action may be taken at such meeting.

3.4 Quorum. The presence of at least one (1) representative appointed each by KLT and by Dobell at a duly called meeting shall constitute a quorum at any meeting of the Management Committee.

3.5 Voting. The respective representatives of KLT and Dobell to the Management Committee each shall possess a percentage of all of the voting rights of the Management Committee in proportion to the Voting Rights held by the Member which appointed them, each such Member's Management Committee voting rights which may be exercised by any one representative appointed by such Member as agreed upon among such Member's representatives. If a quorum is present, the affirmative vote of fifty-one percent (51%) or more of the voting rights of the Management Committee shall be the act of the Management Committee.

3.6 Action Without A Meeting. Any action which is required or permitted to be taken at a meeting of the Management Committee may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the actions so taken, is signed by each of the representatives to the Management Committee and filed with the Company.

3.7 Telephone Meetings. Representatives of the Management Committee may participate in a meeting of the Management Committee by means of conference telephone or other similar communication equipment whereby all persons participating in the meeting can hear each other. Participation in the meeting in this manner constitutes presence in person at the meeting.

3.8 Waiver of Notice. Whenever any notice is required to be given to any representative to the Management Committee, a waiver of the notice in writing signed by the person entitled to the notice, whether before, at or after the time stated therein, and delivered to the Company for inclusion in the minutes or filing with the Company's records, shall be deemed equivalent to the giving of such notice.

3.9 Salary and Expenses. Representatives serving on the Management Committee, as such, shall not receive any stated salary for their services, but by resolution of the Management Committee may receive expenses of attendance at each meeting of the Management Committee.

3.10 Operating Budgets. No later than sixty (60) days prior to the end of the then current fiscal year, and thirty (30) days prior to the end of each quarter, the Management Committee shall prepare and adopt annual and quarterly operating budgets for the Company which shall be submitted for approval by the unanimous affirmative vote or unanimous consent of all of the Members with Voting Rights. Upon such approval, no action or failure to act which would constitute a material change from any item in an approved annual or quarterly budget shall be made or caused by the Company without the prior affirmative unanimous vote or unanimous consent of all of the Members with Voting Rights. Each annual and quarterly budget shall include the following:

(a) A narrative description of any activities proposed to be undertaken during the period subject of such budget;

(b) A projected annual income statement (accrual basis) for such period;

(c) A projected balance sheet as of the end of the period;

(d) A schedule of projected cash flow (including itemized operating revenues, costs, and expenses) for such period; and

(e) A description of any proposed investments in business ventures, including projected dates for commencement and completion of such investments, as well as the description of the additional loans required by the Company from KLT to undertake and fund the initial twenty-four (24) months of operations of such ventures, and any other contemplated or existing financing activities for such period.

3.11 Limitation on Powers of Management Committee. Notwithstanding any other such provisions of this LLC Agreement, neither the Management Committee nor the Manager without the unanimous affirmative vote or unanimous consent of all of the Members with Voting Rights, or such lesser vote or consent as otherwise provided in this LLC Agreement, may:

(a) Amend this LLC Agreement or the Certificate of Formation of the Company;

(b) Take any action or fail to take any action in contravention of this LLC Agreement;

(c) Admit any substitute or additional Members except as provided in Article 11 of this LLC Agreement;

(d) Modify a Member's or Economic Interest Owner's obligation to make a Capital Contribution;

(e) Merge or consolidate or agree to merge or consolidate the Company with or into any other entity;

(f) Sell, exchange, lease, mortgage, pledge or otherwise dispose of all or substantially all of the property of the Company in a single transaction or series of related transactions which in aggregate exceed one hundred thousand dollars ($100,000);

(g) Approve any non-budgeted expenditure in an amount in excess of one hundred thousand dollars ($100,000);

(h) Assume, incur or guarantee or become liable for any indebtedness or borrowed money on behalf of the Company in excess of one hundred thousand dollars ($100,000) in the aggregate outstanding at any time;

(i) Make or cause the Company to become a party to any contract or commitment or renew, extend or amend or modify any contract or commitment, unless such contract or commitment is entered into in the ordinary course of business;

(j) Invest in or acquire any interest in any business enterprise or venture;

(k) Make any distributions to the Members or Economic Interest Owners, except as otherwise provided for in this LLC Agreement; or

(l) Transact any business other than that which is consistent with the purpose and business of the Company as described in Section 1.3 above.

3.12 Duties of Manager. The Manager shall be responsible for the management of the day to day business and affairs of the Company in accordance with the annual and quarterly budgets adopted by the Management Committee and as otherwise directed by the Management Committee from time to time. Any decision or act of the Manager within the scope of the Manager's authority granted hereunder shall control and bind the Company. The Manager shall discharge his duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company. The rights and duties of the Manager shall include, without limitation:

(a) Control of the operations of the Company;

(b) Carrying out and affecting all directions of the Management Committee;

(c) Providing for the accounting function for the Company;

(d) Applying for and obtaining all appropriate insurance coverage;

(e) Temporary investment of the Company's funds and short-term investments providing for appropriate safety of principal;

(f) Investigating additional sources of financing for the Company;

(g) Engaging in any kind of activity and performing and carrying out all contracts of any kind necessary to, in connection with or incidental to the accomplishment of the purposes and business of the Company, so long as said activities and contracts are in the ordinary course of business; and

(h) Negotiate, execute and perform all agreements, and exercise all rights and remedies of the Company in connection with the foregoing.

3.13 Removal or Resignation of Manager. In the event representatives to the Management Committee possessing fifty-one percent (51%) or more of the voting rights of the Management Committee are at any time, or from time to time, dissatisfied with the Manager's performance under this Agreement (regardless of whether such dissatisfaction shall constitute legal "cause" for termination), such representatives shall have the right to remove such Manager. A Person who has been removed as Manager shall continue to be a Member or Economic Interest Owner for all other purposes of this Agreement, if the Manager is also a Member or Economic Interest Owner in the Company.

A Manager of the Company may resign at any time by giving sixty (60) days advance written notice to each of the representatives to the Management Committee. The resignation of a Manager shall take effect sixty (60) days from the date of the notice or at such later time as shall be specified in the notice and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member or Economic Interest Owner shall not affect the Manager's rights as a Member or Economic Interest Owner and shall not constitute a withdrawal of the Member or Economic Interest Owner from the Company.

Any vacancy created in the Manager position by the removal or resignation of a Manager shall be filled by the unanimous affirmative vote of all of the representatives to the Management Committee at a duly called and held meeting of the Management Committee.

3.14 Compensation of Manager. The compensation of the Manager shall be fixed from time to time by the Management Committee, and no Manager shall be prevented from receiving any such compensation because the Manager is also a Member or Economic Interest Owner of the Company.

3.15 Restrictions on the Members. No Member or Economic Interest Owner individually shall have the authority to do any binding act on behalf of the Company without the approval of the Members as provided in this LLC Agreement.

3.16 Members' Obligation to Approve Alternative Funding to KLT Loans. If the Manager identifies one or more sources of debt financing which, in the reasonable opinion of the Members with Voting Rights, is less costly to the Company and otherwise meets its funding objectives at least as well as the KLT Loans, the Members shall vote or otherwise approve such debt financing and cause the Company to use the proceeds to repay the outstanding KLT Loans and accrued but unpaid KLT Loan Interest.

ARTICLE 4

RIGHTS AND OBLIGATIONS OF MEMBERS

4.1 Limitation of Liability. Each Member's and Economic Interest Owner's liability shall be limited as set forth in this LLC Agreement, the Delaware Act and other applicable law.

4.2 Company Liabilities. A Member or Economic Interest Owner will not be personally liable for any debts or losses of the Company beyond the Member's or Economic Interest Owner's respective capital contributions and any obligation of the Members and Economic Interest Owners to make Capital Contributions, except as required by law.

4.3 Priority and Return of Capital. Except as otherwise expressly provided in this LLC Agreement, no Member or Economic Interest Owner shall have priority over any other Member or Economic Interest Owner, either for the return of Capital Contributions or for Net Profits, Net Losses or distributions; provided that this Section shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

4.4 Liability of a Member or Economic Interest Owner to the Company. A Member or Economic Interest Owner who rightfully receives a return in whole or in part of its Capital

Contribution is liable to the Company only to the extent now or hereafter provided by the Delaware Act.

4.5 Independent Activities. Except as may otherwise be agreed upon in writing between the Company and a Member or Economic Interest Owner, each Member or Economic Interest Owner shall be required to devote only such time to the affairs of the Company as such Member or Economic Interest Owner determines in its sole discretion, and each such Member or Economic Interest Owner shall be free to serve any other Person in any capacity that it may deem appropriate in its discretion; provided, however that no Member or Economic Interest Owner shall either directly or indirectly engage in any activities which in any way concern or are related to the license, sale, provision, use or marketing of products, services or activities which are licensed, sold, provided, used or marketed by the Company, or which activities otherwise are competitive with the Company, without first acquiring the written approval of each of the representatives of Management Committee not appointed by the Member or Economic Interest Owner requesting or requiring such approval.

ARTICLE 5

MEETINGS OF MEMBERS

5.1 Annual Meeting. The annual meeting of the Members shall be held on the second Tuesday in April or at such other time as shall be determined by the Members for the purpose of the transaction of such business as may come before the meeting.

5.2 Special Meetings. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by any Member or Members holding at least one-fifth (1/5) of all Voting Rights held by the Members.

5.3 Place of Meetings. The Members may designate any place, either within or outside the state of Delaware, as the place of meeting for any meetings of the Members. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal place of business of the Company.

5.4 Notice of Meetings. Except as provided in Section 5.5 below, for any annual meeting held at such time as provided in Section 5.1 above, and for all special meetings, written notice stating the place, day, and hours of the meeting and the purpose or purposes for which the meeting is called shall be delivered not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Members calling the meeting, to each Member entitled to vote at the meeting. If mailed, the notice shall be deemed to be delivered two (2) calendar days after being deposited in the United States mail, addressed to the Member at the Member's address as it appears on the books of the Company, with postage thereon prepaid.

5.5 Meeting of all Members. If all of the Members shall meet at any time and place, either within or outside of the state of Delaware, and consent to the holding of a meeting at that

time and place, the meeting shall be valid without call or notice, and at the meeting lawful action may be taken.

5.6 Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjourned meeting, the date on which notice of the meeting is mailed shall be the record date for the determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, the determination shall apply to any adjourned meeting.

5.7 Quorum. Members holding at least two-thirds (⅔) of the Voting Rights held by the Members, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any meeting of Members, the Members holding all of the Voting Rights so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At any adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

5.8 Voting. If a quorum is present, the affirmative vote of the Members holding a Majority in Interest shall be the act of the Members, unless the vote of a greater proportion or number is required by this LLC Agreement, the Company's Certificate of Formation or the Delaware Act. Unless otherwise expressly provided in this LLC Agreement or required under applicable law, Members who have an interest (economic or otherwise) in the outcome of any particular matter upon which the Members vote or consent, their Voting Rights shall be counted in the determination of whether the requisite matter was approved by the Members.

5.9 Proxies. At all meetings of Members a Member may vote in person or by proxy executed in writing by the Member or a duly authorized attorney-in-fact. The proxy shall be delivered to any one (1) or more of the remaining Members before or at the time of the meeting. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy.

5.10 Action by Members without a Meeting. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more counterparts of a written consent describing the action taken and signed by each Member entitled to vote, which consent shall be included in the minutes or filed with the Company records. Action taken under this Section is effective when all Members entitled to vote have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

5.11 Waiver of Notice. When any notice is required to be given to any Member, a waiver of the notice in writing signed by the person entitled to the notice, whether before, at, or after the given time stated therein, and delivered to the Company for inclusion in the minutes or filing with the Company records, shall be equivalent to the giving of the notice. A Member's attendance at any meeting shall constitute a waiver: (i) to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to the holding of the meeting or transacting business at the meeting; and (ii) to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless such person objects to considering the matter when it is presented.

5.12 Chairperson of Meeting; Designation of Authorized Representatives. Each meeting of Members shall be conducted by the Manager or such other Person as the Manager may appoint pursuant such rules for the conduct of the meeting as the Manager or such other Person deems appropriate. Each Member shall designate to the Manager, in writing, one (1) authorized representative of the Member who will vote or consent on all matters under this LLC Agreement for such Member. Such designation will continue until revoked in writing. Within thirty (30) days of the execution of this Agreement, the Members shall designate their initial authorized representative.

ARTICLE 6

CAPITAL CONTRIBUTIONS

6.1 Initial Capital Contributions. A Capital Account shall be maintained for each Member as provided in Section 2.1(b) above, which shall include the initial Capital Contribution of each Member as set forth on Exhibit A. The initial Percentage Interest of each Member shall be as also set forth in Exhibit A. No Member shall have any interest or rights in the capital contributed by any other Member.

6.2 Increase in Company Capital. The Members and Economic Interest Owners recognize that the Company may require additional capital from time to time in order to accomplish the purposes and the business for which the Company is formed. If all of the Members with Voting Rights by an affirmative and unanimous vote or unanimous consent determine in good faith that additional Capital Contributions are necessary for the operation of the Company, each Member and Economic Interest Owner shall, within thirty (30) days of such vote or consent, contribute their respective share of the additional contribution to the capital of the Company as determined pursuant to such unanimous affirmative vote or unanimous consent, which share shall be determined on a pro rata basis with reference to the relationship of each respective Member's or Economic Interest Owner's Percentage Interest to the total of the Percentage Interests of all of the Members and Economic Interest Owners. The Manager shall make such determination and provide notice to each Member and Economic Interest Owner within ten (10) days of such vote or consent of the call for such additional contribution, the amount to be contributed by such Person, and the date which such contribution is due. Unless otherwise agreed to by the affirmative vote or consent of a Majority in Interest, all such additional Capital Contributions shall be made in cash. No voluntary contributions to capital shall be made by any Member or Economic Interest Owner absent the affirmative vote or consent of a Majority in Interest. A Member who, as provided for under this LLC Agreement, has transferred any portion of its Economic Interest but has retained any Voting Rights shall be jointly and severally responsible together with the Person to whom such Economic Interest was transferred for any additional Capital Contributions to be made with respect to such Economic Interest under this Section 6.2 and, if such additional contribution is not made, shall be deemed a Non-Contributing Person as provided for in Section 6.3 below for all purposes, including without limitation, determining a relinquishment of Voting Rights.

6.3 Failure to Contribute.

(a) If any Member or Economic Interest Owner (a "Non-Contributing Person") fails to contribute its portion of the amount of the additional Capital Contribution called by the Members in accordance with Section 6.2 above, then the following shall occur: (i) the Company shall have the right to obtain the additional Capital Contribution not made by the Non-Contributing Person from the other Members and Economic Interest Owners; (ii) the Non-Contributing Person shall relinquish all of its Voting Rights, if any, unless and until it has made its Cure Contribution (as defined below) in full; and (iii) the Company and the other Members and Economic Interest Owners shall have all other rights set forth in this Section 6.3.

Thereupon, the other Members and Economic Interest Owners shall have the right, but not the obligation, to contribute on a pro rata basis determined with reference to the relationship of each respective other Member's or Economic Interest Owner's Percentage Interest to the total Percentage Interests of all of such other Members and Economic Interest Owners, unless a different allocation is agreed upon among them, any portion of the additional Capital Contribution not contributed by the Non-Contributing Person, and each such Member or Economic Interest Owner shall deliver to the Company such amount not later than ten (10) days following the expiration of the thirty (30) day period referenced above. All such Capital Contributions made by Members and Economic Interest Owners pursuant to this Section 6.3, shall be credited to the Capital Account of the Member or Economic Interest Owner making the Capital Contribution.

A Member or Economic Interest Holder who was not a Non-Contributing Person with respect to any such capital call shall not be deemed a Non-Contributing Person (and shall not relinquish any Voting Rights) by reason of such Member or Economic Interest Owner choosing not to participate in additional contributions to make up for the share not contributed by the Non-Contributing Person; provided, however, that if the Members or Economic Interest Owners which elect to contribute the funds not contributed by the Non-Contributing Person do not contribute the entire amount of such funds not contributed by the Non-Contributing Person, then the Members may initiate a new capital call on all of the Members and Economic Interest Owners pursuant to the terms of Section 6.2 above for the additional capital required by the Company, and any Member or Economic Interest Owner who fails to fund its share of that new capital call (in accordance with its Percentage Interest) shall be deemed a Non-Contributing Person with respect to such new capital call for purposes hereof.

(b) For purposes hereof, in the event of a capital call in which there is at least one Non-Contributing Person, all of the Capital Contributions made by Members or Economic Interest Owners pursuant to such capital call (including their initial shares of the capital call and any additional capital contributed by reason of the failure of a Non-Contributing Person to make a Capital Contribution) shall be deemed "Preference Contributions." A "Preference Contribution Account," which shall be a memorandum account, shall be maintained for each Member and Economic Interest Owner. Each Member's and Economic Interest Owner's Preference Contribution Account shall have an initial balance of zero and be increased by (i) an amount equal to one hundred twenty-five percent (125%) of each Preference Contribution made by such Member or Economic Interest Owner (as of the time of such Preference Contribution) and (ii) an amount equal to a return on the balance of such Preference Contribution Account balance, from time to time, at the rate of fifteen percent (15%) per annum (the daily portion of which shall be deemed added to the Preference Contribution Account on a daily basis); and decreased (but not below zero) by each distribution made to such Member or Economic Interest Owner pursuant to Sections 6.3(c), 8.1 or 12.7(d) hereof (in each case, as of the time of such distribution).

(c) A Non-Contributing Person shall have the right, at any time, to cure its failure in the making of a required Capital Contribution by making a cash Capital Contribution ("Cure Contribution") to the Company in the amount ("Cure Contribution Amount") equal to one hundred twenty-five percent (125%) of each amount of additional Capital Contribution which it has failed to make plus, in each case, an amount equal to a return from the date of such failure at fifteen percent (15%) per annum on the amount of the balance of each Member's and Economic Interest Owner's Preference Contribution Account balance attributable to the required Capital Contribution being cured. Upon its receipt of the Cure Contribution, the Company shall immediately distribute that portion of the Cure Contribution among the Members and Economic Interest Owners in such relative amounts as are necessary in order to cause the balances of the Preference Contribution Accounts of the Members and Economic Interest Owners to be in, or as close as possible to, the same ratio as their relative Percentage Interests. For purposes hereof, a Cure Contribution shall be treated as a "Preference Contribution" by the Non-Contributing Person. Only the amount of the required Capital Contribution (and not the amount of the Preference Contribution) shall be credited to the Capital Account of the Non-Contributing Person.

(d) None of the terms, covenants, obligations or rights contained in Section 6.2 and this Section 6.3 are or shall be deemed to be for the benefit of any Person or entity other than the Members, Economic Interest Owners, and the Company, and no such third person shall under any circumstances have any right to compel any actions or payments by the Members or Economic Interest Owners.

(e) Any material breach or violation by a Member (including a Member possessing only Voting Rights as provided for under this LLC Agreement) or Economic Interest Owner of any warranty, representation, covenant, or indemnification obligation contained in this LLC Agreement will result in such Member or Economic Interest Owner being deemed a Non-Contributing Person by reason of a failure to make an additional Capital Contribution in the amount of the damages incurred by the Company by reason of such breach or violation. If the deemed Non-Contributing Person fails to cure such breach or violation to the satisfaction of the Management Committee within thirty (30) days after its receipt of notice of such breach or violation from the Management Committee, the deemed Non-Contributing Person shall relinquish all Voting Rights, and the Preference Contribution Accounts of the remaining Members and Economic Interest Owners will be increased (on a pro rata basis with reference to the relationship of each respective Member's or Economic Interest Owner's Percentage Interest to the total of all such Members and Economic Interest Owner's Percentage Interests) by (i) an amount equal to one hundred twenty-five percent (125%) of such damages as determined by the Management Committee; and (ii) an amount equal to a return thereon at the rate of fifteen percent (15%) per annum (the daily portion of which shall be deemed added to the Preference Contribution Account on a daily basis). Thereafter, the deemed Non-Contributing Person may cure such breach or violation by making a Cure Contribution, the amount and disposition of which shall be governed by Section 6.3 (c) above; provided, however, that should it ultimately be determined by the affirmative vote or consent of a Majority in Interest or by a court of competent jurisdiction that any such damages were not attributable to a breach or violation of this LLC Agreement by such deemed Non-Contributing Person, such deemed Non-Contributing Person shall immediately be reinvested with any and all Voting Rights lost on account the operation of this subparagraph (e) and any economic consequences of the tentative operation of this subparagraph (e) on the Non-Contributing Person (such as a loss of distributions or payment by such Non-Contributing Person of any Cure Contribution or other payment in respect of such alleged breach or violation) shall be properly reversed.

6.4 Capital Accounts of Members. The amount of any additional Capital Contribution made by any Member or Economic Interest Owner shall be added to the Capital Account of such contributing Member or Economic Interest Owner as of the date of expiration of the thirty (30) day periods and/or ten (10) day period, as the case may be, set out in Sections 6.2 and 6.3 (a) above. Any increase in a Member's or Economic Interest Owner's Preference Contribution Account pursuant to Section 6.3(e) shall not be added to such Member's or Economic Interest Owner's Capital Account.

6.5 Adjustment of Percentage Interests. If additional Capital Contributions are made in accordance with Sections 6.2 and 6.3 above, or in conjunction with the admission of a new Member pursuant to Article 11 of this LLC Agreement, the Percentage Interests of each Member and Economic Interest Owner shall be adjusted to reflect such additional contributions in accordance with the following formula:

(a) Each Member's and Economic Interest Owner's Percentage Interest shall be adjusted to the same ratio as the Member's or Economic Interest Owner's total Capital Contribution (initial Capital Contribution plus additional Capital Contributions) bears to the total Capital Contributions of all the Members and Economic Interest Owners as of the adjustment date. The adjustment date shall be the date of the expiration of the thirty (30) day period and/or ten (10) day period, as the case may be, set out in Sections 6.2 and 6.3 (a) above or the date a new Member is admitted, as the case may be.

(b) This Percentage Interest adjustment shall be made after every additional Capital Contribution, whether such additional Capital Contribution is the result of the admission of a new Member or a call for additional contributions. In the event that there is any transfer in whole or in part, of a Member's or Economic Interest Owner's Percentage Interest in the Company, then the transferee of such Member or Economic Interest Owner shall stand in the same position as the Member or Economic Interest Owner whose interest they have acquired, unless all of the Members have agreed otherwise.

6.6 Interest and Other Amounts. No Member or Economic Interest Owner shall receive any interest, salary, or drawing with respect to its Capital Contributions or its Capital Account or for services rendered to or on behalf of the Company or otherwise in its capacity as a Member or Economic Interest Owner, except as otherwise provided in this LLC Agreement or other agreement approved and ratified by all of the Members between the Company and such Member or Economic Interest Owner.

6.7 Amendment of Documents. Except as provided above or pursuant to a Member's or Economic Interest Owner's acquisition of an additional Economic Interest as permitted under this LLC Agreement, any adjustments in Percentage Interests and/or Voting Rights shall be effectuated by amending this LLC Agreement and the execution and filing of any other documents required by the Delaware Act.

6.8 Loans of Members. A Member or Economic Interest Owner may loan cash or other property to the Company, should additional funds be required, upon such terms as all of the Members with Voting Rights shall agree by an affirmative and unanimous vote or consent. Loans by any Member or Economic Interest Owner to the Company shall not be considered as contributions to the capital of the Company. Except as otherwise provided in this LLC Agreement, none of the Members or Economic Interest Owners shall be obligated to make any loan or advance to the Company.

6.9 Withdrawal of Capital Contribution. Except as otherwise provided in this LLC Agreement, the unanimous affirmative vote or unanimous consent of all of the Members with Voting Rights shall be required to modify, compromise or release the amount and/or character of a Member's or Economic Interest Owner's Capital Contribution, or any promise made by a Member as consideration for the acquisition of an interest in the Company. Under circumstances requiring the return of any Capital Contribution, no Member or Economic Interest Owner shall have the right to receive any property of the Company, other than cash, except as may be specifically provided herein.

6.10 KLT Loan. KLT will make loans to the Company from time to time pursuant to this Agreement (each such loan a "KLT Loan").

The KLT Loans, which shall be drawn upon by the Company as needed from time to time, shall be in the principal amount of Nine Million Two Hundred Fifty Thousand dollars ($9,250,000.00), shall bear interest at the prime rate as published by the *Wall Street Journal* plus three percent (3%) per annum on the principal balance outstanding from time to time which rate shall be adjusted monthly on the first day of each month (the "KLT Loan Interest"), and shall be evidenced by and subject to such other terms and conditions as set forth in a Promissory Note in the form attached hereto as Exhibit B. The accrued but unpaid KLT Loan Interest and principal balance of the KLT Loans shall be repaid from distributions of the Company's Net Cash Flow and/or distributions of the Company's assets, which such repayment shall be given priority over any such distributions to the Members or Economic Interest Owners on account of their contributions of capital to the Company.

If KLT fails to make a KLT Loan to the Company as required hereunder, then, until such time that it makes such loan: (i) KLT shall relinquish all Voting Rights, and any right to preferential distributions as described in 8.1(c) below; and (ii) Dobell shall have the right and authority to enter into a purchase and sale agreement on behalf of KLT for the sale of KLT's Economic Interest and Voting Rights (which may be exercised only if the transferee is admitted as a Member as provided in this LLC Agreement); provided, however, that: (A) Dobell shall provide KLT not less than fifteen (15) days notice of its exercise of such right and authority; (B) KLT shall be provided an opportunity to cure such failure to make the KLT Loan within such fifteen (15) days; and (C) the purchase price paid to KLT upon the closing of such purchase and sale agreement shall be payable in cash and shall be an amount equal to or greater than the sum of (i) all Capital Contributions made by KLT, less any previous returns to KLT of its Capital Contributions, (ii) KLT's share of any undistributed Net Cash Flow, (iii) the outstanding balance of any KLT Loans, and (iv) any accrued but unpaid KLT Loan Interest.

Notwithstanding the foregoing, KLT shall not under any circumstances be required to fund a KLT Loan and it shall not relinquish any rights or subject its Economic Interest and Voting Rights to possible sale if, in KLT's reasonable opinion, it has determined that the operational and financial objectives of the Company (and/or its business ventures, as the case may be) as set forth in Exhibit C, attached hereto, as conditions precedent to such KLT Loan have not been met; provided, however, that KLT shall be obligated to fund a KLT Loan for the purpose of the Company fulfilling its obligations under any severance agreement with a Company employee, irrespective of whether the objectives in Exhibit C have been met.

The KLT Loans shall be secured by a first priority lien granted by the Company upon all of its property pursuant to a Credit Agreement in the form attached hereto as Exhibit D. If KLT so requests, the Company shall execute and deliver to KLT such further collateral documents as KLT may reasonably request from time to time to create and perfect the security interest contemplated by the Security Agreement.

SECTION 7

ALLOCATIONS

7.1 Net Profits. After giving effect to the special allocations set forth in this Article 7, Net Profits for any fiscal year shall be allocated among the Members and Economic Interest Owners as follows and in the following order of priority:

(a) First, to the Members and Economic Interest Owners with negative Adjusted Capital Account Balances (if any), in the ratio of such negative Adjusted Capital Account Balances, up to the amount necessary to restore all such Adjusted Capital Account Balances to zero;

(b) Next, to the Members and Economic Interest Owners with positive Preference Contributions Account balances, in the ratio of their respective Preference Contributions Account balances, up to the aggregate amount (if any) necessary so that each such Member or Economic Interest Owner will have a positive Adjusted Capital Account Balance in an amount which is not less than its Preference Contributions Account balance;

(c) Next, to the Members and Economic Interest Owners in the relative amounts, and up to the aggregate amount (if any), necessary so that the Residual Capital Account Balances of the Members and Economic Interest Owners will be in the ratio of their respective Percentage Interests; and

(d) Then, any additional Net Profits shall be allocated among the Members and Economic Interest Owners in proportion to their Percentage Interests.

7.2 Net Losses. Net Losses for any fiscal year shall be allocated among the Members and Economic Interest Owners as follows and in the following order of priority:

(a) First, to the Members and Economic Interest Owners, in the relative amounts, and up to the aggregate amount (if any), necessary so that their Residual Capital Account Balances (if any) will be in the ratio of their respective Percentage Interests;

(b) Next, to the Members and Economic Interest Owners, in the ratio of their Residual Capital Account Balances, up to the aggregate amount (if any) necessary to reduce such Residual Capital Account Balances to zero;

(c) Next, to the Members and Economic Interest Owners with positive Adjusted Capital Account Balances, up to the aggregate amount (if any) necessary to reduce such Adjusted Capital Account Balances to zero; and

(d) Then, any remaining Losses shall be allocated among the Members and Economic Interest Owners in proportion to their Percentage Interests.

7.3 Special Allocations. The following special allocations shall be made in the following order:

(a) Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article 7, if there is a net decrease in Company Minimum Gain during any Company fiscal year, each Member or Economic Interest Owner shall be specially allocated items of Company income and gain for such Fiscal year (and, if necessary, subsequent Fiscal years) in an amount equal to such Member's or Economic Interest Owner's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member or Economic Interest Owner pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 7.3(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-1(f) of the Regulations and shall be interpreted consistently therewith.

(b) Except as otherwise provided in Section 1.704-1(i)(4) of the Regulations, notwithstanding any other provision of this Article 7, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member or Economic Interest Owner who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's or Economic Interest Owner's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member or Economic Interest Owner pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 7.3(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) Nonrecourse Deductions for any Fiscal year shall be specially allocated among the Members and Economic Interest Owners in proportion to their Percentage Interests.

(d) Any Member Nonrecourse Deductions for any Fiscal year shall be specially allocated to the Member or Economic Interest Owner who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(e) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to

Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member or Economic Interest Owner in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Member or Economic Interest Owners in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members and Economic Interest Owners to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

7.4 Other Allocation Rules.

(a) The Members and Economic Interest Owners are aware of the income tax consequences of the allocations made by this Article 7 and hereby agree to be bound by the provisions of this Article 7 in reporting their shares of Company income and loss for income tax purposes.

(b) For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by a Majority in Interest using any permissible method under Code Section 706 and the Regulations thereunder.

(c) Solely for purposes of determining a Member's or Economic Interest Owner's proportionate share of the "excess nonrecourse liabilities" of the Company, within the meaning of Regulations Section 1.752-3(a)(3), the Members' and Economic Interest Owners' interests in Company Net Profits are in proportion to their Percentage Interests.

(d) To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Members shall endeavor not to treat distributions of Net Cash Flow as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt.

7.5 Tax Allocations: Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members and Economic Interest Owners so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section 2.1(j)(i) hereof). The Members and Economic Interest Owners hereby agree that the **"remedial allocation method"** described in Regulation Section 1.704-3(d) shall be used for allocating the disparity between the fair market value of a contributed asset and that asset's adjusted tax basis.

In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 2.1(i)(ii) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder. The Members and Economic Interest Owners agree that the remedial allocation method described in Regulation Section 1.704-3(d) shall be used for allocating the disparity between the fair market value and adjusted tax basis.

Other than the mandatory use of the remedial allocation method as specified above in this Section 7.5, any elections or other decisions relating to such allocations shall be made by the Management Committee in any manner that reasonably reflects the purpose and intention of this LLC Agreement. Allocations pursuant to this Section 7.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provisions of this LLC Agreement.

ARTICLE 8

ACCOUNTING, DISTRIBUTIONS AND TAXES

8.1 Distribution of Net Cash Flow. Within thirty (30) days after the close of each fiscal year and with the affirmative vote or consent of a Majority in Interest, or more frequently upon the unanimous affirmative vote or unanimous consent of all Members with Voting Rights (except for the distribution set forth in Section 8.1(a), which shall be made without the need for any vote), the Net Cash Flow of the Company shall be distributed to the Members and Economic Interest Owners as follows:

(a) First, pro rata on a quarterly basis to the Members and Economic Interest Owners, in accordance with their respective Percentage Interests, an amount of Net Cash Flow sufficient for the Members and Economic Interest Owners to satisfy the aggregate federal, state and local tax liabilities of the Members and Economic Interest Owners incurred with respect to the taxable income of the Company during the preceding calendar quarter.

(b) Second, to KLT for repayment of any accrued but unpaid KLT Loan Interest and then for repayment of any outstanding principal balance of the KLT Loans;

(c) Third, to the Members and Economic Interest Owners with positive Preference Contribution Account balances in proportion to their respective Preference Contribution Accounts balances, up to the amount necessary to reduce all such Preference Contribution Account balances to zero;

(d) Fourth, to KLT until such distributions, together with all prior distributions of Net Cash Flow and/or of the Company's assets, including amounts distributed as repayments of KLT Loans, KLT Loan Interest and returns of KLT's Capital Contributions are such that KLT has received an Internal Rate of Return of twenty-five percent (25%)

on all of its Capital Contributions and KLT Loans as such amounts are outstanding from time to time; and

(e) The balance, if any, to the Members and Economic Interest Owners in proportion to their Percentage Interests; provided, however, that the amount distributable to KLT under this Section 8.1(e) shall be credited by the amounts distributed to KLT pursuant to Section 8.1(d).

For purposes of this LLC Agreement, KLT's "Internal Rate of Return" shall be the pretax annualized percentage discount rate at which the present value of all of KLT's Capital Contributions and KLT Loans equal the present value of the sum of all distributions of Net Cash Flow and/or of the Company's assets, including amounts distributed as repayments of KLT Loans, KLT Loan Interest and returns of KLT's Capital Contributions. The determination of KLT's Internal Rate of Return shall be made by KLT at the end of each quarter of the Company's fiscal year, or more frequently if required to determine the rights and obligations of the parties under this LLC Agreement, and certified by KLT to the Manager.

Notwithstanding the foregoing, no distributions shall be made unless, after distribution is made, the assets of the Company are in excess of its liabilities, except amounts payable to Members or Economic Interest Owners on account of Capital Contributions.

8.2 Accounting. The fiscal and tax year of the Company shall be the calendar year. For tax purposes, the records of the Company shall be maintained on an accrual method of accounting. The books of account of the Company shall be kept and maintained at all times at the principal place of business of the Company. Each Member shall have the right at all reasonable times during usual business hours to audit, examine and make copies of or extracts from the books of account of the Company, and a list of the names and addresses of all of the Members and Economic Interest Owners. Such right may be exercised through any agent of such Member. Each Member shall bear all expenses incurred in any examination made for its account.

As soon as reasonably practicable after the end of each calendar quarter, the Manager shall furnish each Member and Economic Interest Owner with an interim balance sheet, statement of profit and loss, and statement of cash receipts and disbursements of the Company, each prepared in accordance with generally accepted accounting principles and reviewed by the Company's independent certified public accountants. As soon as reasonably practicable after the end of each fiscal and tax year, the Manager shall furnish each Member and Economic Interest Owner with: (i) a balance sheet of the Company as of the last day of such fiscal or tax year, a statement of profit or loss of the Company for such year, and a statement of cash receipts and disbursements, each prepared in accordance with generally accepted accounting principles and reviewed by the Company's independent certified public accountants; (ii) a statement showing the amounts allocated to or allocated against such Member and Economic Interest Owner pursuant to Article 7 of this LLC Agreement during or in respect of such year, and any items of income, deduction, credit, or loss allocated to them; and (iii) a copy of the federal income tax return of the Company.

8.3 Tax Elections. Upon the affirmative vote or consent of a Majority in Interest, the Tax Matters Member shall make any tax election for the Company allowed under the Internal Revenue Code of 1986, as amended, including, without limitation, elections to cause the basis of Company property to be adjusted for federal income tax purposes as provided by Section 734 and 743 of the Internal Revenue Code of 1986, as amended, pursuant to the transfer of an Economic Interest or the death of or distribution of property to a Member or Economic Interest Owner.

8.4 Tax Matters Member. KLT is hereby designated as the Tax Matters Member of the Company pursuant to applicable provisions of the Internal Revenue Code of 1986, as amended, and the regulations thereunder. If KLT ceases to be a Member, its status as Tax Matters Member shall cease, and a successor Tax Matters Member shall be as chosen by the affirmative vote or consent of a Majority in Interest

ARTICLE 9

REPRESENTATIONS AND WARRANTIES

9.1 In General. As of the date hereof, each Member (each a "Representing Party") makes each of the following representations and warranties applicable to such Member:

(a) If such Representing Party is a corporation, partnership, trust, limited liability company, limited liability partnership or any other legal entity, it is duly organized or duly formed, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or formation and has the power and authority as an entity to own its property and carry on its business as owned and carried on at the date hereof and as contemplated hereby. Such Representing Party is duly licensed or qualified to do business and in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a material adverse effect on its financial condition or its ability to perform its obligations hereunder. Such Representing Party has the power and authority as an entity to execute and deliver this LLC Agreement and to perform its obligations hereunder and the execution, delivery, and performance of this LLC Agreement has been duly authorized by all necessary actions of the Representing Party entity. This LLC Agreement constitutes the legal, valid, and binding obligation of such Representing Party.

(b) Neither the execution, delivery, and performance of this LLC Agreement nor the consummation by such Representing Party of the transactions contemplated hereby (i) will conflict with, violate, or result in a breach of any of the terms, conditions, or provisions of any law, regulation, order, writ, injunction, decree, determination, or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator, applicable to such Representing Party, (ii) will conflict with, violate, result in a breach of, or constitute a default under any of the terms, conditions, or provisions of the articles of incorporation, bylaws, partnership agreement, certificate of formation, articles of organization, or other formation and operating documents of such

Representing Party, or of any material agreement or instrument to which such Representing Party is a party or by which such Representing Party is or may be bound or to which any of its material properties or assets is subject, (iii) will conflict with, violate, result in a breach of, constitute a default under (whether with notice or lapse of time or both), accelerate or permit the acceleration of the performance required by, give to others any material interests or rights, or require any consent, authorization or approval under any indenture, mortgage, lease agreement, or instrument to which such Representing Party is a party or by which such Representing Party is or may be bound, or (iv) will result in the creation or imposition of any lien upon any of the material properties or assets of such Representing Party.

(c) Any registration, declaration or filing with, or consent, approval, license, permit or other authorization or order by, any governmental or regulatory authority, domestic or foreign, that is required in connection with the valid execution, delivery, acceptance and performance by such Representing Party under this LLC Agreement or the consummation by such Representing Party of any transaction contemplated hereby has been completed, made or obtained on or before the effective date of this LLC Agreement.

(d) There are no actions, suits, proceedings or investigations pending or, to the knowledge of such Representing Party, threatened against or affecting such Representing Party or any of their properties, assets, or businesses in any court or before or by any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator which could, if adversely determined (or, in the case of an investigation could lead to any action, suit, or proceeding, which if adversely determined could) reasonably be expected to materially impair such Representing Party's ability to perform its obligations under this LLC Agreement or to have a material adverse effect on the consolidated financial condition of such Representing Party; and such Representing Party has not received any currently effective notice of any default, and such Representing Party is not in default, under any applicable order, writ, injunction, decree, permit, determination, or award of any court, any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitrator which could reasonably be expected to materially impair such Representing Party's ability to perform its obligations under this LLC Agreement or to have a material adverse effect on the consolidated financial condition of such Representing Party.

(e) Such Member is acquiring its interest in the Company based upon its own investigation, and the exercise by such Member of its rights and the performance of its obligations under this LLC Agreement will be based upon its own investigation, analysis and expertise. Such Member's acquisition of its interest in the Company is being made for its own account for investment, and not with a view to the sale or distribution thereof.

ARTICLE 10

TRANSFERABILITY

10.1 General. Except as otherwise specifically provided in this LLC Agreement, neither a Member nor an Economic Interest Owner shall have the right without the unanimous affirmative vote or unanimous consent of all of the remaining Members with Voting Rights to sell, assign, encumber, pledge, hypothecate, transfer, exchange, distribute or otherwise transfer for consideration, gift, bequeath, distribute or otherwise transfer for no consideration (whether or not by operation of law, except in the case of bankruptcy) (each such action a "Transfer") all or part of its interest in the Company. The transfer of the Economic Interest of a Bankrupt Member or Economic Interest Owner shall be governed by Sections 12.4 and 12.5 below.

Notwithstanding the foregoing restriction, Dobell, with the prior written consent of KLT in each instance, may from time to time: (i) transfer all or a part of his Economic Interest, but not his Voting Rights, to his spouse or descendants or a custodian for his spouse or descendants or to a grantor trust described in Section 676 of the Code; or (ii) grant purchase options in his Economic Interest, but not his Voting Rights, to one or more managers or consultants employed or engaged by the Company or a business venture which the Company has invested in, upon such terms and conditions as he deems reasonable; provided, however, that each such option will provide that the option will lapse upon the manager's or consultant's termination of employment or engagement with the Company or such business venture, and that if the option is exercised Dobell and the transferee of his Economic Interest will comply with the terms of Section 10.2(c) below with respect to the Economic Interest transferred. If such terms are not complied with for any such transfer, Dobell shall relinquish all of his Voting Rights until such time that he cures such non-compliance to the reasonable satisfaction of the Manager. If Dobell transfers an Economic Interest to or for the benefit of a spouse or descendants or to a grantor trust, or if an option granted to a manager or consultant is exercised, the Economic Interest so transferred will remain subject to KLT's rights as provided in Sections 10.3 and 10.5 below.

In the event Dobell transfers any part of his Economic Interest to or for the benefit of a spouse or descendants or to a grantor trust or grants any purchase options in compliance with the terms set forth above, whether or not exercised, except as otherwise provided in this LLC Agreement, Dobell shall retain all his Voting Rights.

Any purported Transfer of any interest in the Company in contravention of this LLC Agreement shall be null and void and of no force or effect.

10.2 Right of First Offer.

(a) If a Member or Economic Interest Owner (collectively the "Selling Member") desires to sell all or any portion of its Economic Interest (excepting the transfer of the Economic Interest of a Bankrupt Member or Economic Interest Owner, which shall be governed by Sections 12.4 and 12.5 below), the Selling Member shall give written notification to the remaining Members, by certified mail or personal delivery, of its intention to so transfer such Economic Interest. The notice shall be accompanied by a description of the amount of the Selling Member's Economic Interest which it desires to sell or transfer, described as a percentage interest of all of the Economic Interests of the Company, and a cash price at which the Selling Member is willing to sell such portion of its Economic Interest. The Members which elect to exercise this right of first offer (the "Purchasing Members") shall have the right to purchase on a pro rata basis determined with reference to the relationship of each respective Purchasing Member's Percentage Interest to the total Percentage Interests of all of the Purchasing Members, unless a different allocation is agreed upon by such Members, all (but not less than all) of the Economic Interest proposed to be sold by the Selling Member by giving written notification to the Selling Member of their intention to do so within forty-five (45) days after receiving the Selling Member's written notice. The failure of the Purchasing Members to so notify the Selling Member of their desire to exercise this right of first offer within said forty-five (45) day period shall result in the termination of the right of first offer and the Selling Member shall be entitled to consummate the sale of its Economic Interest in the Company subject of such notice to any Person at any time within one hundred eighty (180) days after such forty-five (45) day period upon such terms as the Selling Member dictates and at a price which is not less than the cash price set forth in such notice. If the Selling Member fails to consummate a sale of its Economic Interest subject of such notice at or above stated cash price within such one hundred eighty (180) day period, then it must again comply with all of the terms and provisions of this Section 10.2 before transferring any portion of such Economic Interest.

(b) If the Purchasing Members give written notice to the Selling Member of their desire to exercise a right of first offer as provided above, the Purchasing Members shall have the right to designate the time, date and place of closing, provided that the date of closing shall be within sixty (60) days after the date of the Purchasing Members' notice of their exercise of the right of first offer. At the closing of such purchase, the Purchasing Members shall pay in cash or cash equivalents the entire purchase price for such Economic Interest.

(c) In the event of the Transfer of a Selling Member's Economic Interest in the Company, and as a condition to recognizing the effectiveness and binding nature of any such Transfer, the Manager may require the Selling Member and the purchaser, donee or successor-in-interest of such Economic Interest, as the case may be, to execute, acknowledge, and deliver to the Manager such instruments of transfer, assignment, and assumption and such other certificates, representations, and documents, and to perform all the other acts that the Manager may deem necessary or desirable to:

(i) Constitute such purchaser, donee or successor-in-interest as an owner of an Economic Interest in the Company;

(ii) Confirm that the Person desiring to acquire an Economic Interest in the Company has accepted, assumed, and agreed to be subject and bound by all of the terms, obligations and conditions of this LLC Agreement, as the same may have been further amended;

(iii) Preserve the Company after the completion of such Transfer under the laws of each jurisdiction in which the Company is qualified, organized, or does business;

(iv) Maintain the status of the Company as a partnership for federal and state income tax purposes; and/or

(v) Assure compliance with any and all applicable state and federal laws including securities laws and regulations.

(d) Any purchaser, donee or successor-in-interest of an Economic Interest shall be required to make additional Capital Contributions to the same extent as its predecessor in interest would have been required to make.

(e) Any Transfer of an Economic Interest in the Company shall be deemed effective as of the last day of the calendar month in which all the requirements of this Article 10 are complied with. The Selling Member agrees, upon request of the Management Committee, to execute such certificates or other documents and perform such other acts as may be reasonably requested by the Management Committee from time to time in connection with such Transfer.

(f) The Selling Member hereby indemnifies the Company and the remaining Members against any and all loss, damage, or expense (including, without limitation, attorneys' fees and tax liabilities or loss of tax benefits) arising directly or indirectly from any transfer or purported transfer in violation of this Article 10.

(g) If the Selling Member fails to comply with any of the terms and conditions set forth above, including, without limitation assignment of its Economic Interest to the Purchasing Members pursuant to their exercise of the right of first offer as provided above, then such Purchasing Members may enforce the Selling Member's obligation by an action for specific performance.

10.3 Dobell Put Option.

(a) If after the fifth anniversary date of this LLC Agreement, Dobell desires to sell all of his Economic Interest (including the Economic Interests transferred by Dobell to permitted transferees under this Agreement), he shall have the option to submit to KLT a written notice setting forth his offer to sell for cash all of his Economic Interest and Voting Rights at a purchase price determined by multiplying the Fair Market Value of the Company (determined as provided in Section 10.3(e) below) by his Percentage Interest.

(b) KLT shall by written notice to Dobell, within thirty (30) days of delivery of Dobell's offer, either accept Dobell's offer to sell all of his Economic Interest and Voting Rights to KLT, or alternatively elect to exercise KLT's option to sell all of KLT's Economic Interest and Voting Rights, together with those of Dobell (free of any options therein granted by Dobell) and any manager, descendant, custodian or trustee to which Dobell has transferred any part of his Economic Interest as provided for in Section 10.1 above, for a purchase price determined by multiplying the Fair Market Value of the Company multiplied by the Percentage Interests associated with such Economic Interests and Voting Rights so sold.

(c) KLT shall make such an election by providing written notice of such election to Dobell within thirty (30) days of Dobell's delivery of his offer as provided in Section 10.3(a). If KLT elects to accept Dobell's offer, the closing date for KLT's purchase of Dobell's Economic Interest and Voting Rights shall occur on the tenth (10th) business day following KLT's notice to Dobell of its election to accept his offer. At the closing, Dobell (and his permitted transferees, if any) shall execute, acknowledge and deliver to KLT such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and perform all other acts that KLT deems necessary or desirable to transfer Dobell's (and his permitted transferees, if any) Economic Interest and Voting Rights to KLT, free and clear of all liens, claims and encumbrances, and KLT shall deliver to Dobell (and to his permitted transferees in accordance with their respective Economic Interests) payment in cash of the purchase price for his Economic Interest and Voting Rights.

(d) If KLT elects to exercise its option to sell all of the Economic Interests and Voting Rights of KLT, Dobell and Dobell's transferees, KLT shall have the authority to enter into a purchase and sale agreement on behalf of Dobell and his permitted transferees either for the sale of such Persons' Economic Interests and Voting Rights or for the sale of all of the properties and assets of the Company, for the Fair Market Value of the Company and upon such other terms and conditions as KLT deems appropriate, such agreement to be entered into not later than one hundred eighty (180) days after the date of KLT's notice to Dobell electing such option. If such agreement is not closed within two hundred seventy (270) days after the date of such notice, KLT shall be required to purchase Dobell's Economic Interest and Voting Rights pursuant to the Fair Market Value. If KLT sells all of such Economic Interests and Voting Rights or the assets and properties of the Company pursuant to this Section 10.3, then each of the Members and Economic Interest Owners will receive a portion of the sales proceeds, net of costs of sale, determined with reference to Section 12.7 below. Each Member and Economic Interest Owner agrees to execute, acknowledge and deliver such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and perform all other acts that KLT deems necessary or desirable to transfer the Member's or Economic Interest Owner's Economic Interests and Voting Rights or provide for the sale by the Company of the Company's assets and properties, pursuant to this Section 10.3.

(e) For purposes of this Section 10.3 (and, if necessary, Sections 10.4 and 10.5), the "Fair Market Value" of the Company shall be the amount determined in good faith by Dobell and as stated in his written notice setting forth his offer to sell his Economic Interest and Voting Rights as provided in Section 10.3(a); provided, however, that if within thirty (30) days of Dobell's delivery of such offer, KLT provides notice to

Dobell of its disagreement with such Fair Market Value, KLT and Dobell shall, prior to the expiration of such thirty (30) day period, agree upon a mutually acceptable Fair Market Value for purposes of this Section 10.3. If KLT and Dobell are unable to agree upon a fair market value within such period of time, the Fair Market Value shall be determined by an appraiser ("the "Appraiser") agreed to by parties. If the parties cannot agree upon an appraiser, then KLT and Dobell each shall select one appraiser to perform a separate appraisal of the Company's fair market value. If the two appraisals differ by less than ten percent (10%) of the lower appraised value, the average of the two appraisals shall be used as the Fair Market Value. If the two appraisals differ by more than ten percent (10%), the two appraisers selected shall select a third appraiser, which third appraiser shall select one of the two previously prepared appraisals which he or she believes is closest to the actual fair market value of the Company, which amount shall thereafter constitute the Fair Market Value to be used in this Section 10.3. The costs of such appraisals shall be shared equally between the parties. Any time limitations imposed upon a party to make any election under this Section 10.3 shall be stayed during such determination.

10.4 Change of Control.

(a) Notwithstanding anything to the contrary herein, if either: (i) a Person not a party to this Agreement acquires beneficial ownership of more than fifty percent (50%) of the outstanding shares of voting stock of Kansas City Power & Light Company ("KCPL") with the ability to vote such beneficial ownership to direct the affairs of KCPL; or (ii) a majority of KCPL management's slate of candidates for directors of KCPL are not elected at any KCPL shareholder meeting called for such purpose; Dobell shall have the option to purchase, or cause to be purchased, for cash at the closing KLT's entire Economic Interest and Voting Rights. Such option shall be exercised by Dobell's notice to KLT within nine (9) months following the completion of any such merger or acquisition of KCPL or election of directcrs, with the closing of such purchase to occur within sixty (60) days after date of such notice.

(b) The purchase price for KLT's Economic Interest and Voting Rights shall be an amount equal to the higher of:

(1) The Fair Market Value of the Company (determined in accordance with Section 10.3(e)) multiplied by KLT's Percentage Interest; and

(2) The sum of: (i) all Capital Contributions made by KLT to the Company, the accrued but unpaid KLT Loan Interest, the outstanding principal balance of the KLT Loans, and the amount of any Net Profits allocated to KLT's Capital Account; and (ii) an amount which shall allow KLT to receive an Internal Rate of Return (determined as provided in Section 8.1 above) of fifteen percent (15%) on all of its Capital Contributions and KLT Loans as such amounts are outstanding from time to time, if the closing as provided above occurs before the first anniversary date of this LLC Agreement. If the closing as provided above occurs after the first anniversary date of this LLC Agreement, the purchase price

shall be determined as so provided except so as to allow KLT to receive an Internal Rate of Return of twenty-five percent (25%) on all of its Capital Contributions and KLT Loans.

Provided, however, that until the second anniversary of this Agreement, subsection (b)(1), above, shall not be effective. At the closing, KLT shall execute, acknowledge and deliver to Dobell such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and perform all other acts that Dobell deems necessary or desirable to transfer KLT's Economic Interest and Voting Rights to Dobell, free and clear of all liens, claims and encumbrances and Dobell shall deliver to KLT payment in cash of the purchase price for KLT's Economic Interest and Voting Rights as determined above. Dobell shall have the right to cause the incorporation of the Company (with stock in the corporation issued according to the relative Economic Interest owned by the Members and Economic Interest Owners) in conjunction with the closing of the purchase of KLT's Economic Interest and Voting Rights pursuant to this Section 10.4; provided, however, that such incorporation does not cause any material adverse tax consequences to KLT, such determination which shall be made by KLT in its sole and absolute discretion.

10.5 KLT's Option to Purchase.

(a) KLT and Dobell each acknowledge that on or after the effective date of this LLC Agreement, the Company and Dobell will enter into an employment agreement providing for the Company's employment of Dobell. If Dobell's employment with the Company is terminated for cause or by Dobell's voluntary act, pursuant to the terms of such employment agreement, then KLT shall have the option to purchase for cash all of Dobell's Economic Interest and Voting Rights and all of the Economic Interests (and Voting Rights, if any) of any permitted transferee to which Dobell has transferred any part of his Economic Interest as provided in Section 10.1 above.

(b) If KLT elects to exercise its option as provided in this Section 10.5, within thirty (30) days after the termination of Dobell's employment, KLT shall provide Dobell notice of such election, with a copy to each of his transferees, which shall set forth a cash purchase price for the Economic Interests and Voting Rights to be purchased determined by multiplying the fair market value of the Company by the Percentage Interests to be purchased, and a date for closing such purchases which shall not be more than thirty (30) days after the date of such notice. If Dobell disagrees with the fair market value determined by KLT, then Dobell and KLT shall arrive at a mutually acceptable Fair Market Value as provided in Section 10.3(e) above.

(c) At the closing, Dobell and each of his transferees shall execute, acknowledge and deliver to KLT such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and perform all other acts that KLT deems necessary or desirable to transfer his Economic Interest and Voting Rights, and his transferee's Economic Interests and Voting Rights, if any, to KLT free and clear of all liens, claims, options and encumbrances, and KLT shall deliver to Dobell and his transferees payment in cash of the purchase price for the Economic Interests and Voting Rights purchased.

10.6 Transferee Not Member in Absence of Consent. Notwithstanding anything contained in this LLC Agreement to the contrary, if all of the remaining Members with Voting Rights do not by unanimous affirmative vote or unanimous consent approve of the proposed Transfer of a Member's or Economic Interest Owner's Economic Interest in the Company to a transferee or donee who is not a Member immediately before the Transfer and the admission of such transferee as a Member as provided in Article 11 below, the proposed transferee or donee shall have no right to participate in the management of the business and affairs of the Company, including, without limitation, any rights to appoint representatives to the Management Committee, or to become a Member. Subject to the satisfaction of the requirements of Section 10.2 above, the transferee or donee shall be merely an Economic Interest Owner. Furthermore, except as agreed upon by all of the remaining Members or as otherwise provided in this LLC Agreement or the Delaware Act, upon a Member's transfer of its entire Economic Interest, such Member's rights to participate in the management and affairs of the Company, including, without limitation, its Voting Rights, and any rights to appoint representatives to the Management Committee, shall cease.

ARTICLE 11

ADMISSION OF SUCCESSOR MEMBERS OR NEW MEMBERS

11.1 Admission of Successor Members or New Members. A Person, including a transferee or donee of a Member or other Person owning an Economic Interest, shall be deemed admitted as a Member of the Company only upon the satisfactory completion of the following:

(a) All of the Members or remaining Members with Voting Rights, as the case may be, shall have consented to the admission of the Person as a Member of the Company and, in the case of a new Member, all of the Members with Voting Rights shall have consented to the amount and character of the proposed Capital Contribution of such new Member.

(b) The Person shall have accepted and agreed to be bound by the terms and provisions of this LLC Agreement and such other documents or instruments as the Management Committee may require.

(c) The Person shall have executed a counterpart of this LLC Agreement to evidence the consents and agreements above, and any changes in the Certificate of Formation of the Company and this LLC Agreement shall have been executed and filed as deemed necessary by the Management Committee.

(d) If the Person is a corporation, partnership, limited liability company, trust, association or other entity, the Person shall have provided the Management Committee with evidence satisfactory to counsel for the Company of its authority to become a Member under the terms and provisions of this LLC Agreement.

(e) If required by the Management Committee, counsel for the Company or a qualified counsel for the transferee or donee or new Member, which counsel shall have been approved of by the Members, shall have rendered an opinion to the Members that the admission of the Person as a Member is in conformity with the Delaware Act and that none of the actions in connection with the admission will cause the termination or dissolution of the Company or will adversely affect its classification as a partnership for federal and state income tax purposes.

(f) The Person, as required by the Management Committee, shall have paid all reasonable legal fees of the Company and the Members and filing costs in connection with its admission as a Member.

11.2 Financial Adjustments. No new Members shall be entitled to any retroactive allocation of losses, income, or expense deductions incurred by the Company. The Company may, at its option, at the time a Member is admitted, close the Company's books (as though the Company's tax year had ended) or make pro rata allocations of loss, income, and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

ARTICLE 12

TERM. TERMINATION. AND DISTRIBUTION UPON LIQUIDATION

12.1 Term. The term of the Company shall commence on the date the Certificate of Formation for the Company is filed in the Office of the Delaware Secretary of State in accordance with the Delaware Act and shall continue until December 31, 2046, unless earlier dissolved by the unanimous written consent of all of the Members with Voting Rights, or the provisions of the Certificate of Formation, this LLC Agreement or the Delaware Act.

12.2 Withdrawal of a Member. A Member may withdraw, retire or resign from the Company at any time upon giving ninety (90) days prior written notice of such withdrawal to the remaining Members; provided, however, that absent the approval of such withdrawal by the affirmative vote or consent of a Majority in Interest of the remaining Members within such ninety (90) day notice period, such a withdrawal shall be deemed a breach of this LLC Agreement allowing the Company to recover from the withdrawing Member damages for such breach as reasonably determined by the remaining Members, including, without limitation, attorneys' fees, and offset such damages against the amounts otherwise distributable to the withdrawing Member.

Subject to the remaining provisions of this LLC Agreement, upon the withdrawal of a Member, the withdrawing Member shall be entitled to the fair market value of its Economic Interest, which amount shall be equal to the sum of the withdrawing Member's Percentage Interest of both (i) the Company's Net Profits or Net Losses for the year in which the withdrawal occurs through the date of the withdrawal (less any distributions of Net Cash Flow made to the withdrawing Member through the date of such withdrawal); and (ii) the value of the Company's assets, net of the Company's debts, liabilities and obligations; less any deficit balance in the withdrawing Member's Capital Account, such consideration which the Company shall pay in cash at the closing, which closing shall be within thirty (30) days of the date such purchase price is determined at such time and place as designated by the Company. For purposes of this determination, the value of the Company's assets, other than cash, certificates of deposit and other instruments the value of which are readily ascertainable, shall be determined with reference to the fair market value of such assets as determined by the Company's regularly employed independent certified public accountant, which determination shall be final, binding and conclusive upon all parties.

Notwithstanding the foregoing, if such withdrawal is deemed to be a breach of this LLC Agreement as provided above, then the amount to which the withdrawing Member is entitled for its Economic Interest shall not include any amount attributable to the goodwill of the Company and shall be reduced by an amount equal to any damages attributable to such breach as described above.

12.3 Events of Dissolution. Unless the continuation of the Company's business is approved by the affirmative vote or consent of a Majority in Interest of the remaining Members within ninety (90) days of an event of withdrawal, the Company shall immediately dissolve. An event of withdrawal shall include:

(a) The withdrawal, retirement or resignation of a Member absent the approval of the remaining Members and the failure to purchase a withdrawing Member's Economic Interest as provided in Section 12.2 above;

(b) In the case of a Member that is a natural person, the death or insanity of a Member or the entry by a court of competent jurisdiction adjudicating a Member incompetent to manage his person or his estate;

(c) A Member becoming a Bankrupt Member (as defined in Section 12.4 below);

(d) In the case of a Member that is a trust, the termination of the trust or the distribution of such trust's entire interest in the Company, but not merely the substitution of a new trustee;

(e) In the case of a Member that is a general or limited partnership, the dissolution and commencement of winding up of such partnership or a distribution of its entire interest in the Company;

(f) In the case of a Member that is a corporation, the filing of articles of dissolution, or their equivalent, for the corporation or revocation of its charter or its distribution of its entire interest in the Company;

(g) In the case of a Member that is an estate, the distribution by the fiduciary of the estate's entire interest in the Company;

(h) In the case of a Member that is a limited liability company, the filing of a certificate of cancellation or articles of dissolution or termination, or their equivalent, for the limited liability company or a distribution of its entire interest in the Company;

(i) December 31, 2046;

(j) The unanimous affirmative vote or unanimous consent by all of the Members with Voting Rights to dissolve, wind up and liquidate the Company;

(k) The happening of any other event that makes it unlawful or impossible to carry on the business of the Company; or

(l) Any event which causes there to be only one (1) Member.

Except as otherwise provided in this LLC Agreement or the Delaware Act, upon the occurrence of an event of withdrawal as described in subsection (a) through (h) above, the Member subject of such an event shall cease to be a Member and shall thereafter be an Economic Interest Owner. An event of withdrawal shall not include a Transfer of a Member's interest pursuant to Article 10 above.

12.4 Bankruptcy of a Member. A "Bankrupt Member" shall mean any Member or Economic Interest Owner who:

(a) makes an assignment for the benefit of its creditors;

(b) files a voluntary petition in bankruptcy;

(c) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation or files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of such nature;

(d) seeks, consents or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or Economic Interest Owner or of all or any substantial part of its property; or

(e) is the subject of any proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, and one hundred twenty (120) days after commencement of such proceeding, the proceeding has not been dismissed; or without the Members' or Economic Interest Owners' consent or acquiescence has had a trustee, receiver or liquidator appointed for itself or for a substantial part of its property and the appointment is not vacated or stayed, or within ninety (90) days after the expiration of any such stay, the appointment is not vacated.

12.5 Option to Purchase. The remaining Members shall have the option to purchase the Economic Interest and Voting Rights, if any, of a Bankrupt Member for the purchase price determined and paid in accordance with the methodology, terms and conditions provided in Section 12.2 above for the purchase of a withdrawing Member's interest; provided, however, that no discounts shall be made to the purchase price for any deemed breach of the LLC Agreement. If the remaining Members do not elect to acquire all of the Bankrupt Member's interest, the interest shall be transferred in accordance with Article 10 above, or if not transferred, retained by the Bankrupt Member. If the remaining Members exercise their option hereunder and the Bankrupt Member fails to assign its interest in the Company at the time and place fixed for closing, then the remaining Members may enforce the obligation of the Bankrupt Member by an action for specific performance.

12.6 Cessation of Business. In the event of the occurrence of any event effecting the dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until the Manager has filed a certificate of cancellation in the office of Delaware Secretary of State or until a decree terminating the Company has been entered by a court of competent jurisdiction.

12.7 Winding Up, Liquidation, and Distribution of Assets. Upon dissolution, an accounting shall be made of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution and the Manager shall immediately proceed to wind up the affairs of the Company. If the Company is dissolved and its affairs are to be wound up, the Manager shall:

(a) Collect and sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent all of the Members by an affirmative and unanimous vote or consent may determine to distribute any assets to the Members and Economic Interest Owners in kind);

(b) Allocate any Net Profits or Net Losses resulting from such sale or other disposition of the Company's assets to the Members' and Economic Interest Owners' Capital Accounts in accordance with Section 2.1(b) above;

(c) Discharge all debts, liabilities and obligations of the Company, including those to Members and Economic Interest Owners who are creditors, including KLT to the extent any KLT Loan Interest or KLT Loan remains unpaid, to the extent otherwise permitted by law, other than debts, liabilities and obligations to Members and Economic Interest Owners for distributions, and establish such reserves as the Management

Committee may deem reasonably necessary to provide for contingencies or liabilities of the Company (for purposes of determining the Capital Accounts of the Members and Economic Interest Owners, the amounts of such reserves shall be deemed to be an expense of the Company);

(d) Distribute the remaining assets to the Members and Economic Interest Owners either in cash or in kind, with any assets distributed in kind being valued for this purpose at their fair market value, as follows and in the following order of priority:

(i) First, to the Members and Economic Interest Owners with positive Preference Contribution Account balances, in proportion to their respective Preference Contribution Account balances, up to the amount necessary to reduce all such Preference Contribution Account balances to zero;

(ii) Second, to KLT until such distributions, together with all prior distributions of Net Cash Flow and/or of the Company's assets,including amounts distributed as repayments of KLT Loans, KLT Loan Interest and returns of KLT's Capital Contributions, are such that KLT has received an Internal Rate of Return (determined as provided in Section 8.1 above) of twenty-five percent (25%) on all of its Capital Contributions and KLT Loans as such amounts are outstanding from time to time; and

(iii) The balance, if any, to the Members and Economic Interest Owners in proportion to their Percentage Interests; provided, however, that the amount distributable to KLT under this Section 12.7(d)(iii) shall be credited by the amounts distributed to KLT pursuant to Section 12.7(d)(ii).

If any assets of the Company are to be distributed in kind, the fair market value of those assets as of the date of dissolution, other than cash, certificates of deposit and other instruments the value of which are readily ascertainable, shall be as determined as provided in Section 12.2 above. Those assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members and Economic Interest Owners shall be adjusted pursuant to the provisions of this LLC Agreement to reflect such deemed sale;

(e) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated; and

(f) The remaining Members shall comply with any applicable requirements of the Delaware Act pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

12.8 Certificate of Cancellation. When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining assets have been distributed to the Members and Economic Interest Owners, the Manager shall execute a certificate of cancellation setting forth the information required by the Delaware Act and shall be delivered to the Delaware Secretary of State.

12.9 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this LLC Agreement, upon dissolution, each Member and Economic Interest Owner shall look solely to the assets of the Company for the return of its Capital Contributions. If the Company assets remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions of the Members and Economic Interest Owners, the Members and Economic Interest Owners shall have no recourse against any other Member or Economic Interest Owner.

ARTICLE 13

MISCELLANEOUS PROVISIONS

13.1 Waiver of Right of Partition. It is specifically agreed that no Member or Economic Interest Owner shall have the right to ask for partition of the assets owned or hereafter acquired by the Company, nor shall any such Member or Economic Interest Owner have the right to any specific assets of the Company on the liquidation or winding up of the Company, except as may be specified by a Majority in Interest.

13.2 Notices. Except as otherwise provided in this LLC Agreement, any notice required or permitted herein shall be in writing and shall be deemed to have been delivered, whether actually received or not, two (2) calendar days after being deposited in the United States mail, by registered mail, return receipt requested, postage prepaid, addressed to the party entitled thereto at the last address of such party provided by such party to the Company. Any notice to the Company shall be sent to the Company's principal place of business.

13.3 Governing Law. This LLC Agreement has been made and executed in accordance with the Delaware Act and is to be construed, enforced, and governed in accordance therewith and with the laws of the State of Delaware. The parties agree that all actions or proceedings arising directly or indirectly from this Operation Agreement shall be commenced and litigated only in the Circuit Court of Jackson County, Missouri, or the United States District Court of Missouri, Western District, located in Kansas City, Missouri. The parties hereby consent to the jurisdiction over them of the Circuit Court of Jackson County, Missouri, or the United States District Court of Missouri, in all actions or proceedings arising directly or indirectly from this LLC Agreement.

13.4 Entire Agreement. Except as otherwise provided herein, this LLC Agreement together with the recitals and Exhibits hereto, each of which are incorporated herein, constitutes the entire agreement among the Members on the subject matter hereof and may not be changed, modified, amended, or supplemented except in writing, signed by all of the Members. All other oral or written agreements, promises, and arrangements in relation to the subject matter of this LLC Agreement are hereby rescinded.

13.5 Binding Agreement. Subject to the restrictions and encumbrances set forth herein, the terms and provisions of this LLC Agreement shall be binding upon, be enforceable by and inure to the benefit of the Members, Economic Interest Owners and their respective heirs, executors, administrators, personal representatives, successors, and assigns.

13.6 Interpretation. The descriptive headings contained in this LLC Agreement are for convenience only and are not intended to define the subject matter of the provisions of this LLC Agreement and shall not be resorted to for interpretation thereof.

13.7 Severability. If any provision of this LLC Agreement or the application thereof to any individual or entity or circumstance shall be invalid or unenforceable to any extent, the remainder of this LLC Agreement and the application of such provisions to other individuals or entities or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

13.8 Waiver. No consent or waiver, express or implied, by any Member or Economic Interest Owner to or of any breach or default by any other Member or Economic Interest Owner in the performance by such other Member or Economic Interest Owner of its obligations under this LLC Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member or Economic Interest Owner of the same or any other obligations hereunder. The failure on the part of any Member or Economic Interest Owner to complain of any act or failure to act of any of the other Members or Economic Interest Owners or to declare any of the other Members or Economic Interest Owners in default, irrespective of how long such failure continues, shall not constitute a waiver by such Member or Economic Interest Owner of its rights under this LLC Agreement.

13.9 Equitable Remedies. The rights and remedies of any of the Members or Economic Interest Owners hereunder shall not be mutually exclusive. Each of the Members and Economic Interest Owners confirms that damages at law may be an inadequate remedy for a breach or threatened breach of this LLC Agreement and agrees that in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, but nothing herein contained is intended to, nor shall it, limit or affect any right or rights at law or by statute or otherwise of a Member or Economic Interest Owners aggrieved as against a party for a breach or threatened breach of any provision hereof; it being the intention hereof to make clear the agreement of the Members and Economic Interest Owners that the respective rights and obligations of the Members and Economic Interest Owners hereunder shall be enforceable in equity as well as at law or otherwise.

13.10 Attorney's Fees. In the event of a default by a Member or Economic Interest Owner under this LLC Agreement, the non-defaulting Members and Economic Interest Owners shall be entitled to recover all costs and expenses, including attorney's fees, incurred as a result of said default or in connection with the enforcement of this LLC Agreement.

13.11 Counterparts. This LLC Agreement may be executed in two (2) or more counterparts, all of which taken together shall constitute one (1) instrument.

13.12 Gender. Whenever in this LLC Agreement, words, including pronouns, are used in masculine or neuter, they shall be read and construed in the masculine, feminine or neuter, as the case may be, wherever they would so apply, and wherever in this LLC Agreement, words, including pronouns, are used in the singular or plural, they shall be read and construed in the plural or singular, respectively, wherever they would so apply.

13.13 Saving Clause. In the event any provision of this LLC Agreement shall be, or shall be found to be, contrary to the Delaware Act, such provision shall be deemed amended so as to conform with such Act.

13.14 Further Documentation. Each of the parties hereto agrees in good faith to execute such further or additional documents as may be necessary or appropriate to fully carry out the intent and purpose of this LLC Agreement.

13.15 Incorporation of Recitals. The preamble and recitals to this LLC Agreement are hereby incorporated by reference and made an integral part hereof.

13.16 Indemnification. The Company shall indemnify any Member, Manager or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, arbitration, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that such Member, Manager or officer is or was a Member, Manager or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against liability incurred in connection with such action, arbitration, suit or proceeding, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such Member, Manager or officer in connection with such action, arbitration, suit or proceeding, including any appeal thereof, if such Member, Manager or officer acted in good faith and in a manner such Member, Manager or officer reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Member's, Manager's or officer's conduct was unlawful, except that no indemnification shall be made in respect of any claim, issue or matter as to which such Member, Manager, or officer shall have been adjudged to be liable for gross negligence or gross misconduct in the performance of such Member's, Manager's, or officer's duty to the Company unless and only to the extent that the court or arbitration in which the action, arbitration or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such Member, Manager, or officer is fairly and reasonably entitled to indemnity for such expenses which the court or arbitration shall deem proper. The termination of any action, arbitration, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Member, Manager or officer did not act in good faith and in a manner which such Member, Manager or officer reasonably believed to be in or not opposed to the best interests of the

Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Member's, Manager's or officer's conduct was unlawful.

IN WITNESS WHEREOF, the parties hereto have signed this LLC Agreement to be effective on the date first above written.

KLT TELECOM INC.,
a Missouri corporation

By:________________________
Name: ______________________
Title: ______________________

COLIN DOBELL

Col Dobell
Colin Dobell

Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Member's, Manager's or officer's conduct was unlawful.

IN WITNESS WHEREOF, the parties hereto have signed this LLC Agreement to be effective on the date first above written.

KLT TELECOM INC.,
a Missouri corporation

By: RGWasson
Name: RONALD G. WASSON
Title: PRESIDENT

COLIN DOBELL

____
Colin Dobell

EXHIBIT A

LIMITED LIABILITY COMPANY AGREEMENT OF TELEMETRY SOLUTIONS, LLC

Name	Description and Fair Market Value of Initial Capital Contribution	Initial Percentage Interest	Initial Voting Rights
KLT Telecom Inc. FEIN ___________ _	$2,000.00	67%	80%
Colin Dobell SSN:___________ _____	$500.00	33%	20%

EXHIBIT B

Promissory Note

Nine Million Two Hundred Fifty Thousand Dollars ($9,250,000.00) January 11, 1997

Telemetry Solutions, LLC, a Delaware limited liability company ("Borrower") promises to pay to the order of KLT Telecom Inc. ("Lender") the lesser of the principal sum of Nine Million Two Hundred Fifty Thousand Dollars ($9,250,000.00) or the aggregate unpaid principal amount of all Loans made by the Lender to the Borrower pursuant to Article II of the Credit Agreement (as the same may be amended or modified, the "Agreement") hereinafter referred to, in immediately available funds at Lender's office at 1201 Walnut, Kansas City, Missouri 64106, with interest on the unpaid principal amount hereof at the rates and on the dates set forth in the Agreement. The Borrower shall pay the principal of and accrued and unpaid interest on the Loans in full on the Termination Date.

The Lender may, and is hereby authorized to, record on the schedule attached hereto, or to otherwise record in accordance with its usual practice, the date and amount of each Loan and the date and amount of each principal payment hereunder.

This Promissory Note is issued pursuant to, and is entitled to the benefits of, the Credit Agreement, dated as of January 11, 1997, among the Borrower and Lender, to which Agreement, as it may be amended from time to time, reference is hereby made for a statement of the terms and conditions governing this Promissory Note, including the terms and conditions under which this Promissory Note may be prepaid or its maturity date accelerated. Capitalized terms used herein and not otherwise defined herein are used with the meanings attributed to them in the Agreement.

Telemetry Solutions, LLC

By:______________________________

Schedule of Loans and Payments of Principal to Note

Dated January 11, 1997.

Date	Principal Amount of Loan	Maturity of Interest Period	Maturity Principal Amount Paid	Unpaid Balance

EXHIBIT C

Operational and Financial Objectives

Available KLT Loan Amount[1]	Conditions to KLT Loan Amount Availability
$1,500,000.00	Execution of a definitive agreement by the Company to purchase more than 60% of EIC Technologies, based upon due diligence approved by KLT.
$3,250,000.00	Execution of a definitive agreement by the Company to purchase at least 35% of Diasys Systems, based upon due diligence approved by KLT.
$1,000,000.00	Available after December 31, 1997, to fund EIC Technologies, upon the Company's satisfaction of all of the following conditions: (a) At least one product pilot has been contracted for using CellNet (or related AlarmNet) technology with installation to begin no later than May 1, 1998. (b) A prototype system of a fuel tank monitoring service system has been completed to the Company's reasonable satisfaction. (c) Commencement of negotiations by EIC Technologies with at least three customers to monitor at least 1,000 fuel tanks in the aggregate.
$3,500,000.00	Available after December 31, 1997, to fund Diasys Systems, upon the Company's satisfaction of all of the following conditions: (a) At least one product pilot has been contracted for using CellNet (or related AlarmNet) technology with installation to begin no later than May 1, 1998. (b) A prototype system of a copy machine monitoring service system has been completed to the Company's reasonable satisfaction. (c) Commencement of negotiations by Diasys Systems with at least three customers for a service contract to monitor at least 1,000 copying machines in the aggregate.

[1]The available commitment is the lesser of the indicated amount or the amount remaining under the aggregate $9,250,000 Commitment.

$250,000.00	Immediately available upon execution of Limited Liability Company Agreement. Will be drawn down to fund operating expenses of the Company as set forth in the Company's budget.

EXHIBIT D

Credit Agreement

No. LC0041982

STATE OF MISSOURI

SEAL OF THE SECRETARY OF STATE MISSOURI

Rebecca McDowell Cook
Secretary of State

CERTIFICATE OF ORGANIZATION

LIMITED LIABILITY COMPANY

WHEREAS,

GLOBALUTILITYEXCHANGE.COM, LLC

filed its ARTICLES OF ORGANIZATION with this office on the 17th day of AUGUST, 2000, and that filing was found to conform to the Missouri Limited Liability Company Act;

NOW, THEREFORE, I, REBECCA McDOWELL COOK, Secretary of State, State of Missouri, by virtue of authority vested in me by law, do certify and declare that on the 17th day of AUGUST, 2000, the above entity is a Limited Liability Company, organized in this state and entitled to any rights granted to Limited Liability Companies.

IN TESTIMONY WHEREOF, I have set my hand and imprinted the GREAT SEAL of the State of Missouri, on this, the 17th day of AUGUST, 2000.

THE GREAT SEAL OF THE STATE OF MISSOURI
UNITED WE STAND DIVIDED WE FALL
SALUS POPULI SUPREMA LEX ESTO
MDCCCXX

Rebecca McDowell Cook

Secretary of State

$105.00

S.O.S. #30

State of Missouri

Rebecca McDowell Cook, Secretary of State
P.O. Box 778, Jefferson City, MO 65102
Corporation Division

Articles of Organization

(Submit in duplicate with filing with filing fee of $105)

1. The name of the limited liability company is:

   GlobalUtilityExchange.com, LLC

   (Must include "Limited Liability Company," "Limited Company," "LC," "L.C.," "L.L.C.," or "LLC")

2. The purpose(s) for which the limited liability company is organized: to engage in business-related electronic commerce ventures, and any other lawful activities and purposes

3. The name and address of the limited liability company's registered agent in Missouri is:

   Corporation Service Company d/b/a
   CSC-Lawyers Incorporating Service Company 221 Bolivar Street, Jefferson City, MO, 65101

   Name — *Street Address: May not use P.O. Box unless street address also provided* — *City/State/Zip*

4. The management of the limited liability company is vested in one or more managers. [X] Yes [ ] No

5. The events, if any, on which the limited liability company is to dissolve or the number of years the limited liability company is to continue, which may be any number or perpetual: Perpetual

6. The name(s) and address(es) of each organizer:

   Eric Carter 10740 Nall, Suite 230, Overland Park, KS 66211

7. For tax purposes, is the limited liability company considered a corporation? [ ] Yes [X] No

8. The effective date of this document is the date it is filed by the Secretary of State of Missouri, unless you indicate a figure date, as follows: ____________

   (Date may not be more than 90 days after the filing date in this office)

In Affirmation thereof, the facts stated above are true:

(Signature)	(Printed Name)	
[signature]	Eric Carter	Organizer
		Organizer
		Organizer

FILED

AUG 17 2000

Rebecca McDowell Cook
SECRETARY OF STATE

LLC-1 (8/98)

STATE OF MISSOURI

SEAL OF THE SECRETARY OF STATE
MISSOURI

Rebecca McDowell Cook
Secretary of State

CORPORATION DIVISION
RESTATED ARTICLES OF INCORPORATION

WHEREAS,

DTI HOLDINGS, INC.

A CORPORATION ORGANIZED UNDER THE GENERAL AND BUSINESS CORPORATION LAW HAS FILED IN THE OFFICE OF THE SECRETARY OF STATE DUPLICATE ORIGINALS OF RESTATED ARTICLES OF INCORPORATION AND HAS, IN ALL RESPECTS, COMPLIED WITH THE REQUIREMENTS OF THE GENERAL AND BUSINESS CORPORATION LAW GOVERNING RESTATED ARTICLES OF INCORPRATION, AND THAT SAID RESTATED ARTICLES

SUPERCEDE THE ORIGINAL ARTICLES OF INCORPORATION AND ALL AMENDMENTS THERETO.

IN TESTIMONY WHEREOF, I HAVE SET MY HAND AND IMPRINTED THE GREAT SEAL OF THE STATE OF MISSOURI, ON THIS, THE 16TH DAY OF APRIL, 1998.

THE GREAT SEAL OF THE STATE OF MISSOURI
UNITED WE STAND DIVIDED WE FALL
SALUS POPULI SUPREMA LEX ESTO
MDCCCXX

Rebecca McDowell Cook
Secretary of State

$25.00

Restated Articles of Incorporation
of
DTI Holdings, Inc.

DTI HOLDINGS, INC., a Missouri corporation (the "Corporation"), hereby certifies to the Secretary of State of Missouri that the Corporation desires to restate its Articles of Incorporation as currently in effect and the following Restated Articles of Incorporation are all of the provisions of the Articles of Incorporation of the Corporation as theretofore amended and that these Restated Articles of Incorporation correctly set forth without change the corresponding provisions of such Articles of Incorporation as theretofore amended. These Restated Articles of Incorporation supersede the original Articles of Incorporation and all amendments thereto.

These Restated Articles of Incorporation were duly approved by the directors of the Corporation and adopted on behalf of the Corporation by written consent in lieu of a meeting, dated April 8, 1998.

ARTICLE ONE

The name of the corporation (hereinafter referred to as the "Corporation") is: DTI HOLDINGS, INC.

ARTICLE TWO

The address, including street and number, if any, or the corporation's initial registered office in this state is 11111 Dorsett Road, St. Louis, Missouri 63043 and the name of its initial agent at such address is Richard D. Weinstein.

ARTICLE THREE

I. Authorization of Shares

The aggregate number of shares of capital stock which the Corporation has authority to issue is 100,050,000 shares, consisting of:

A. 100,000,000 shares of common stock, par value $.01 per share (the "Common Stock");

B. 50,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

II. Preferred Stock

A. General. The Board of Directors of the Corporation is hereby authorized to determine all rights, preferences and privileges and qualifications, limitations and restrictions of the Preferred Stock (including, without limitation, voting rights and the limitation and exclusion thereof) granted to or imposed upon any unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series then outstanding. Unless otherwise provided in a particular certificate of designation relating to a series of Preferred Stock, in case the number of shares of any series is so decreased, the shares constituting such reduction shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series.

B. Series A Preferred Stock

1. Designation. Thirty Thousand (30,000) shares of the authorized and unissued Preferred Stock of the Corporation shall be designated as "Series A Preferred Stock" and shall have the following rights and limitations.

2. Dividends. Upon declaration of any dividend by the Board of Directors of the Corporation on the Common Stock, the holder of each share of Series A Preferred Stock shall be entitled to receive, out of any funds legally available therefor, as adjusted appropriately for stock splits, stock dividends, combinations or similar recapitalizations affecting the Series A Preferred Stock, such dividends paid in cash or other assets as would be paid on each share of Common Stock, or any other equity security, into which each share of Series A Preferred Stock could be converted on the applicable record date. The dividends shall be payable quarterly in arrears from the date on which a share of the Series A Preferred Stock is first issued hereunder. The original dates of issuance of the Series A preferred stock, par value $.01 per share, of Digital Teleport, Inc. (the "DTI Series A Preferred Stock") to KLT Telecom Inc. ("KLT") are herein referred to as the "Original Issue Dates".

3. Liquidation, Dissolution or Winding Up and Voting.

(a) Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a "Liquidating Event"), the holders of the then outstanding shares of Series A Preferred Stock shall be entitled to be paid, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock of the Corporation by reason of their ownership thereof, out of the assets of the Corporation available for distribution to its shareholders, $1,500 per share of Series A Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Series A Preferred Stock. If upon the occurrence of any Liquidating Event the remaining assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) Common Stock. If, after the payment of all preferential amounts required by subsection 3(a) above to be paid to the holders of Series A Preferred Stock upon the occurrence of any Liquidating Event, any assets and funds of the Corporation are legally available for distribution, a dividend shall be payable on each share of Common Stock then outstanding, prior and in preference to any further distribution of any of the assets or surplus funds of the Corporation to the holders of the Series A Preferred Stock by reason of their ownership thereof in an amount equal to the per share cash consideration received by the Corporation upon its issuance of Common Stock to the initial holder of such shares (as adjusted for any stock dividends, combinations or splits with respect to such shares). Subject to the payment in full of the liquidation preferences with respect to the Series A Preferred Stock as provided in subsection 3(a) above, if upon the occurrence of such Liquidating Event, the assets and funds thus distributed among the holders of the Common Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire remaining assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Common Stock in proportion to the weighted value of shares of Common Stock (as determined by the per share cash consideration received by the Corporation upon issuance of the Common Stock to the original holder thereof) then held by them.

(c) Participation. After payment to the holders of the Common Stock and the Series A Preferred Stock of the amounts set forth in subsections 3(a) and (b) above, the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed among the holders of the Common Stock and the Series A Preferred Stock in proportion to the shares of Common Stock then held by them and the shares of Common Stock which they then have the right to acquire upon conversion of the shares of Series A Preferred Stock then held by them.

(d) Voting. Each holder of outstanding shares of Series A Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible (as adjusted from time to time pursuant to Section 4 of this Article Three.II.B), at each meeting of shareholders of the Corporation (and written actions of shareholders in lieu of meetings) with respect to any and all matters presented to the shareholders of the Corporation for their action or consideration. Except for any amendment affecting the rights and obligations of holders of Series A Preferred Stock or as otherwise provided by law, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class. The holders of the Series A Preferred Stock shall vote separately as a class with respect to any amendment affecting the rights and obligations of holders of Series A Preferred Stock and as otherwise required by law.

4. Optional Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into one share of Common Stock (the number and type of shares into which the Series A Preferred Stock shall be converted shall be adjusted as described below) ("Conversion Shares"), without any payment of monies by the holder of Series A Preferred Stock for such conversion. Upon a Liquidating Event, the Conversion Rights shall terminate at the close of business on the first (1st) full day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of Series A Preferred Stock.

(b) Automatic Conversion. Upon the sale of shares of Common Stock or debt securities of the Corporation in a public offering (a "Qualified Public Offering") pursuant to an effective registration statement under the Securities Act of 1933, as amended, (i) resulting in at least $100,000,000 of net proceeds to the Corporation or (ii) (A) resulting in more than $50,000,000 but less than $100,000,000 in net proceeds to the Corporation and (B) the offering price for Common Stock in such offering multiplied by the number of shares of Common Stock represented by all the shares of the Series A Preferred Stock issued in exchange for the DTI Series A Preferred Stock, is greater than the amount that would provide an IRR (as hereinafter defined) of at least twenty-five percent (25%) per annum on a cumulative basis, pre-tax ("Benchmark Amount") from the date of the first Original Issue Date ("First Issue Date"), then all duly issued and outstanding shares of the Series A Preferred Stock shall, as of the date of consummation of such Public Offering, be converted into the Conversion Shares (as in effect immediately prior to the date of consummation of such Public Offering). "IRR" means the discount rate that equates (i) the present value (to the First Issue Date) of the Benchmark Amount with (ii) the present value (to the First Issue Date) of the total investments made by KLT on the Original Issue Dates. For purposes of calculating IRR, any antecedent debt and all property (including without limitation any antecedent debts or limited liability company interests) shall be deemed to be contributed on the First Issue Date in cash at its face value. The Corporation shall give the holders of the Series A Preferred Stock notice of the filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), of any registration statement relating to any proposed Public Offering not less than 30 days prior to such filing. The holders of shares of Series A Preferred Stock shall present such shares for surrender to the Corporation in accordance with the provisions of subsection 4(d)(i) below on or before the closing date of such Public Offering and the Corporation shall issue to such holders a certificate or certificates for shares of Common Stock in accordance with the provisions of subsection 4(d)(i) below on such closing date. The term "Qualified Public Offering" shall be deemed to exclude any offering (i) pursuant to a registered exchange offer for debt securities initially sold in a private placement pursuant to Rule 144A and Regulation S under the Securities Act and (ii) to the extent such offering registers securities for any party other than the Corporation, including pursuant to demand registration rights or piggy-back registration rights, on a shelf registration or otherwise.

(c) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of such fractional shares of Common Stock as determined in good faith by the Corporation's Board of Directors, whose determination shall be conclusive.

(d) Mechanics of Conversion.

(i) Surrender of Certificates. In order for a holder of Series A Preferred Stock to convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock, at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates without any payment to the Corporation by the holder for such conversion. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) shall be the conversion date ("Conversion Date"). The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of Series A Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.

(ii) Reservation of Common Stock. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock or other securities into which the Series A Preferred Stock may then be convertible, as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock.

(iii) Unpaid Dividends. Upon any conversion, no adjustment to the Conversion Shares shall be made for any accrued and unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(iv) No Rights. All shares of Series A Preferred Stock that have been surrendered for conversion as herein provided or are subject to automatic conversion under subsection 4(b), whether or not surrendered, shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of any accrued and unpaid dividends thereon.

(e) Adjustments of Conversion Shares. In case the Corporation shall hereafter (i) declare a dividend or a distribution on its Common Stock payable in shares of its Common

Stock, (ii) subdivide its outstanding shares of Common Stock, (iii) combine its outstanding Common Stock into a smaller number of shares, or (iv) issue other securities of the Corporation by reclassification of its Common Stock (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing corporation), the number and kind of Conversion Shares at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the owner of any Series A Preferred Stock converted after such date shall be entitled to receive the number and kind of Conversion Shares which, if such Series A Preferred Stock had been converted immediately prior to such time, he would have owned upon such conversion and been entitled to receive upon such dividend, distribution, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur; appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made to apply the provisions in this Section 4 to any Conversion Shares which are not Common Stock in a manner as similar as possible to that for the Common Stock.

(f) Adjustment for Merger or Reorganization, Etc. In case of any consolidation or merger of the Corporation with or into another corporation or the sale of all or substantially all of the assets of the Corporation to another corporation, each share of Series A Preferred Stock shall automatically convert into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series A Preferred Stock would have been entitled upon such consolidation, merger or sale; appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made to apply the provisions in this Section 4 to any Conversion Shares which are not Common Stock in a manner as similar as possible to that for the Common Stock.

(g) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Preferred Stock against impairment.

(h) Notice of Record Date. In the event:

(i) that the Corporation declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Corporation;

(ii) that the Corporation subdivides or combines its outstanding shares of Common Stock;

(iii) of any reclassification of the Common Stock of the Corporation (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the

Corporation into or with another corporation, or of the sale of all or substantially all of the assets of the Corporation; or

(iv) of the involuntary or voluntary dissolution, liquidation or winding up of the Corporation,

then the Corporation shall cause to be filed at its principal office or at the office of the transfer agent of the Series A Preferred Stock, and shall cause to be mailed to the holders of the Series A Preferred Stock at their last addresses as shown on the records of the Corporation or such transfer agent, at least 20 days prior to the record date specified below in subparagraph (A) or 20 days before the date specified below in subparagraph (B), a notice stating:

(A) the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined; or

(B) the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.

(i) Special Anti-Dilution. In the event that the number of shares of Common Stock issuable upon exercise of the warrant issued by Digital Teleport, Inc. ("DTI") to Banque IndoSuez would cause a dilution of the ownership of outstanding Series A Preferred Stock to less than 49.74874% of the total outstanding stock of the Corporation, assuming such warrant had been exercised on the First Issue Date and all shares of DTI Series A Preferred Stock had been issued at the First Issue Date, the Conversion Shares shall be increased to a number which would equal the number of shares of capital stock of the Corporation that would have constituted 49.74874% of the total outstanding stock of DTI at the First Issue Date assuming such warrant had been exercised at such time.

ARTICLE FOUR

The extent, if any, of the preemptive right of a shareholder to acquire additional shares is hereby denied.

ARTICLE FIVE

The name and place of residence of the incorporator is as follows:

Richard D. Weinstein
14222 Kinderhook Drive
Chesterfield, MO 63017

ARTICLE SIX

The number of directors to constitute the Board of Directors is six. Thereafter, the number of directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. Any changes in the number will be reported to the Secretary of State within thirty calendar days of such change.

ARTICLE SEVEN

The duration of the corporation is Perpetual.

ARTICLE EIGHT

The corporation is formed for the following purposes:

1. To operate a communications business, providing all other related communications services as well as a general business.

2. To buy, sell, and deal generally at retail and wholesale of merchandise and services.

3. To borrow money, lend money, invest money, and for such purpose to execute notes, bonds, debentures, or any other form of evidence of indebtedness, and to secure the payment of same by mortgage, deed of trust, or other form of encumbrance, pledge, or other form of hypothecation.

4. To take, purchase, or otherwise acquire, and to own and hold such personal property, chattels real, rights, easements, privileges, chose in action, notes, bonds, mortgages, and securities as may be lawfully be acquired, held, or disposed of by the Corporation under the laws of the State of Missouri.

5. To sell, assign, convey, exchange, release, and otherwise deal in, and dispose of such real and personal property, lands, buildings, chattels, chattels real, rights, easements, privileges, chose in action, notes, bonds, mortgages, and securities as may lawfully be acquired, held, or disposed of by the Corporation under the laws of the State of Missouri.

6. To enter into and perform all manner and kinds of contracts, agreements, and obligations of any lawful purposes, by or with any person, firm, association, corporation, or governmental division or subdivision.

7. To lend and advance money or to give credit to such persons and on such terms as may seem expedient, and, in particular, to customers and others dealing with it;

8. To guarantee or give security for the loans of its customers and other dealing with it;

9. In general, to have and exercise any and all powers that corporations have and may exercise under the laws of the State of Missouri and as the same may be amended, except such powers as are inconsistent with the express provisions of these articles;

10. To do all and everything necessary, suitable, or proper for the accomplishment of any of the purposes, the attainment of any of the objects, or the exercise of any of the powers herein set forth, either alone, or in conjunction with other corporations, firms, individuals, and either as principals or agents, and to do every other act or acts, thing or things, incidental or appurtenant to, or growing out of, or connected with the above mentioned objects, purposes or powers;

11. To have and to exercise all of the powers now or hereafter conferred by the laws of the State of Missouri upon corporations organized pursuant the laws under which the Corporation is organized, and any and all acts amendatory thereof and supplemental thereto;

12. The above enumerated powers shall not be construed as limiting or restricting in any manner the powers of this Corporation which shall always have such incidental powers as may be connected with or related to any specific power herein enumerated.

ARTICLE NINE

The Corporation shall not be subject to the provisions of Section 351.459 of The General and Business Corporation Law of Missouri.

IN WITNESS WHEREOF, the undersigned, Richard D. Weinstein, President, has executed this instrument and Richard D. Weinstein, its Secretary has attested thereto on the 14th day of April, 1998.

DTI HOLDINGS, INC.

NO SEAL

By: [signature]
Richard D. Weinstein, President

Attested:

[signature]
Richard D. Weinstein, Secretary

FILED AND CERTIFICATE
ISSUED
APR 16 1998
Rebecca McDowell Cook
SECRETARY OF STATE

STATE OF MISSOURI)
) SS
CITY OF ST. LOUIS)

I, Connie B. Walsh, a Notary Public, do hereby certify that on the 14th day of April, 1998, personally appeared before me Richard D. Weinstein, and, being first duly sworn by me, acknowledged that he signed as his free act and deed the foregoing document in the capacity(ies) therein set forth and declared that the statements therein contained are true, to his knowledge and belief.

[signature]
Notary Public

My Commission expires:

____

CONNIE B. WALSH
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Jan. 9, 2000

BY-LAWS
OF
DTI HOLDINGS, INC.
(adopted December 18, 1997)
(restated, with all amendments, through April 19, 2001)

ARTICLE I

Shareholders

Section 1.1. Annual Meetings. An annual meeting of shareholders shall be held for the election of directors at such date, time and place either within or without the State of Missouri as may be designated by the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2. Special Meetings. Special meetings of shareholders may be called at any time by the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President or the Board of Directors, to be held at such date, time and place either within or without the State of Missouri as may be stated in the notice of the meeting.

Section 1.3. Notice of Meetings. Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the shareholder at his address as it appears on the records of the Corporation.

Section 1.4. Adjournments. Any meeting of shareholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

Section 1.5. Quorum. At each meeting of shareholders, except where otherwise provided by law or the articles of incorporation or these by-laws, the holders of a majority of the outstanding shares of each class of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. For purposes of the foregoing, two or more classes or series of stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. In the absence of a quorum, the shareholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided by Section 1.4 of these by-laws until a quorum shall attend. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of shareholders shall be presided over by the Chairman of the Board, if any, or in his absence by the Vice Chairman of the Board, if any, or in his absence by the President, or in his absence by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Voting; Proxies. Except as otherwise provided by the General and Business Corporation Law of Missouri or by the articles of incorporation of the corporation or any amendments thereto, every shareholder shall at every meeting of the shareholders be entitled to one vote in person or by proxy for each share of the capital stock of the corporation held by such shareholder entitled to vote thereon, except that no proxy shall be voted after eleven months from its date unless otherwise provided in the proxy. All cumulative voting rights of shareholders are hereby denied so that each holder of the capital stock shall only be entitled to one vote per share of capital stock in all elections of directors. Voting securities in any other corporation held by the corporation shall be voted by the president, unless the Board of directors specifically confers authority to vote with respect thereto, which may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 1.8. Fixing Date for Determination of Shareholders of Record. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed: (1) the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining shareholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is expressed; and (3) the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Section 1.9. List of Shareholders Entitled to Vote. The Secretary shall prepare and make, at least ten days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any shareholder who is present.

Section 1.10. Consent of Shareholders in Lieu of Meeting. Unless otherwise provided in the articles of incorporation, any action required by law to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of all outstanding stock.

ARTICLE II

Board of Directors

Section 2.1. Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by the Board of Directors, except as may be otherwise provided by law or in the articles of incorporation. The number of directors which shall constitute the Board of directors shall not be less than three and shall be established from time to time by resolution of the directors, provided, however, that any change in the number of directors shall be reported to the Secretary of State of Missouri within thirty calendar days of such change. A director shall not be required to be a resident of the State of Missouri nor a shareholder of the corporation.

Section 2.2. Election; Term of Office; Resignation; Removal; Vacancies. Each director shall hold office until the annual meeting of shareholders next succeeding his election and until his successor is elected and qualified or until his earlier resignation or removal. Any director may resign at any time upon written notice to the Board of

Directors or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors will be held quarterly on such dates and at such places within or without the State of Missouri as determined by the Board of Directors, and if so determined, notice thereof need not be given.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Missouri whenever called by the Chairman of the Board, if any, by the Vice Chairman of the Board, if any, by the President or by any two directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.

Section 2.5. Telephonic Meetings Permitted. Unless otherwise restricted by the articles of incorporation or these by-laws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

Section 2.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the members of the entire Board present in person shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting in person at which a quorum is present shall be the act of the Board unless the articles of incorporation or these by-laws shall require a vote of a greater number. In case at any meeting of the Board a quorum shall not be present, the members of the Board present may adjourn the meeting from time to time until a quorum shall attend.

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his absence by the Vice Chairman of the Board, if any, or in his absence by the President, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Informal Action by Directors. Any action required or permitted to be taken at any meeting of the Board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed by the secretary with the minutes or proceedings of the board of committee.

ARTICLE III

Committees

Section 3.1. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to amending the articles of incorporation, adopting an agreement of merger or consolidation, recommending to the shareholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the shareholders a dissolution of the Corporation or a revocation of dissolution, removing or indemnifying Directors or amending these by-laws; and, unless the resolution expressly so provided, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

Section 3.2. [Reserved]

Section 3.3. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these by-laws.

ARTICLE IV

Officers

Section 4.1. Officers; Election; Qualification; Term of Office; Resignation; Removal; Vacancies. As soon as practicable after the annual meeting of shareholders in each year, the Board of Directors shall elect a President and a Secretary, and it may, if it so determines, elect from among its members a Chairman of the Board and a Vice Chairman of the Board. The Board may also elect one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and may give any of them such further designations or alternate titles as it considers desirable. Each such officer shall hold office until the first meeting of the Board after the annual meeting of shareholders next succeeding his election, and until his successor is elected and qualified or until his earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election or appointment of an officer shall not of itself create contractual rights. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting.

Section 4.2. Powers and Duties of Executive Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent or employee to give security for the faithful performance of his duties.

ARTICLE V

Stock

Section 5.1. Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by him in the Corporation. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall
have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the

Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Miscellaneous

Section 6.1. By-Laws Subject to Shareholders' Agreement. At any time that the Corporation is bound by the Shareholders' Agreement, dated as of February 6, 2001, by and among the Corporation (as successor-in-interest to Digital Teleport, Inc.) and certain shareholders named therein, as the same may be modified or amended from time to time (the "Shareholders' Agreement"), then, whether or not expressly so stated in these by-laws or such Shareholders' Agreement, any term or provision of these by-laws that is modified or superseded by any term or provision of such Shareholders' Agreement shall not be deemed contained in these by-laws except as so modified or superseded, and any term or provision of such Shareholders' Agreement that is contrary to or inconsistent with any term or provision of these by-laws shall, notwithstanding these by-laws, govern and control the matter subject thereto.

Section 6.2. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 6.3. Seal. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 6.4. Waiver of Notice of Meetings of Shareholders, Directors and Committees. Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these by-laws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the articles of incorporation or these by-laws.

Section 6.5. Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the full extent authorized by law any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor of the Corporation. The Corporation may, in the sole discretion of the Board of Directors, indemnify to the full extent authorized by law any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was an employee of the Corporation or any predecessor of the Corporation.

Section 6.6. Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (1) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by majority vote of the shareholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

Section 6.7. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 6.8. [Reserved]

No. 00329546

STATE OF MISSOURI

SEAL OF THE SECRETARY OF STATE
MISSOURI

Rebecca McDowell Cook
Secretary of State

CORPORATION DIVISION
RESTATED ARTICLES OF INCORPORATION

WHEREAS,

DIGITAL TELEPORT, INC.

A CORPORATION ORGANIZED UNDER THE GENERAL AND BUSINESS CORPORATION LAW HAS FILED IN THE OFFICE OF THE SECRETARY OF STATE DUPLICATE ORIGINALS OF RESTATED ARTICLES OF INCORPORATION AND HAS, IN ALL RESPECTS, COMPLIED WITH THE REQUIREMENTS OF THE GENERAL AND BUSINESS CORPORATION LAW GOVERNING RESTATED ARTICLES OF INCORPRATION, AND THAT SAID RESTATED ARTICLES

SUPERCEDE THE ORIGINAL ARTICLES OF INCORPORATION AND ALL AMENDMENTS THERETO.

IN TESTIMONY WHEREOF, I HAVE SET MY HAND AND IMPRINTED THE GREAT SEAL OF THE STATE OF MISSOURI, ON THIS, THE 16TH DAY OF APRIL, 1998.

THE GREAT SEAL OF THE STATE OF MISSOURI
UNITED WE STAND DIVIDED WE FALL
SALUS POPULI SUPREMA LEX ESTO
MDCCCXX

Rebecca McDowell Cook
Secretary of State

$25.00

SECOND RESTATED ARTICLES OF INCORPORATION
OF
DIGITAL TELEPORT, INC.

DIGITAL TELEPORT, INC., a Missouri corporation (the "Corporation"), hereby certifies to the Secretary of State of Missouri that the Corporation desires to restate its Articles of Incorporation as currently in effect and the following Restated Articles of Incorporation are all of the provisions of the Articles of Incorporation of the Corporation as theretofore amended and that these Restated Articles of Incorporation correctly set forth without change the corresponding provisions of such Articles of Incorporation as theretofore amended. These Restated Articles of Incorporation supersede the original Articles of Incorporation and all amendments thereto.

These Restated Articles of Incorporation were duly approved by the directors of the Corporation and adopted on behalf of the Corporation by written consent in lieu of a meeting, dated April 8, 1998.

ARTICLE ONE

The name of the Corporation is: DIGITAL TELEPORT, INC.

ARTICLE TWO

The address of the corporation's initial registered office in this state is 11111 Dorsett Road, St. Louis, Missouri 63043 and the name of its initial agent at such address is Richard D. Weinstein.

ARTICLE THREE

A. Authorization of Shares

The aggregate number of shares of capital stock which the Corporation has authority to issue is 100,500 shares, consisting of:

1. 100,000 shares of common stock, par value $.01 per share (the "Class A Common Stock");

2. 500 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

B. Preferred Stock

The Board of Directors of the Corporation is hereby authorized to determine all rights, preferences and privileges and qualifications, limitations and restrictions of the Preferred Stock (including, without limitation, voting rights and the limitation and exclusion thereof) granted to or imposed upon any unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series then outstanding. Unless otherwise provided in a particular certificate of designation relating to a series of Preferred Stock, in case the number of shares of any series is so decreased, the shares constituting such reduction shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series.

C. Series A Preferred Stock

The Corporation is hereby authorized to issue 300 shares of Series A preferred stock, $.01 par value per share ("Preferred Stock") having the preferences, qualifications, limitations, restrictions and special or relative rights set forth on Exhibit A hereto.

ARTICLE FOUR

The extent, if any, of the preemptive right of a shareholder to acquire additional shares is hereby denied.

ARTICLE FIVE

The name and place of residence of each incorporator is as follows:

Richard D. Weinstein
14222 Kinderhook Drive
Chesterfield, MO 63017

Bonnie S. Weinstein
14222 Kinderhook Drive
Chesterfield, MO 63017

ARTICLE SIX

The number of directors to constitute the Board of Directors is six. Thereafter, the number of directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. Any changes in the number will be reported to the Secretary of State within thirty calendar days of such change.

ARTICLE SEVEN

The duration of the corporation is perpetual.

ARTICLE EIGHT

The corporation is formed for the following purposes:

1. To operate a communications business, providing all other related communications services as well as a general business.

2. To buy, sell, and deal generally at retail and wholesale of merchandise and services.

3. To borrow money, lend money, invest money, and for such purpose to execute notes, bonds, debentures, or any other form of evidence of indebtedness, and to secure the payment of same by mortgage, deed of trust, or other form of encumbrance, pledge, or other form of hypothecation.

4. To take, purchase, or otherwise acquire, and to own and hold such personal property, chattels real, rights, easements, privileges, chose in action, notes, bonds, mortgages, and securities as may be lawfully be acquired, held, or disposed of by the Corporation under the laws of the State of Missouri.

5. To sell, assign, convey, exchange, release, and otherwise deal in, and dispose of such real and personal property, lands, buildings, chattels, chattels real, rights, easements, privileges, chose in action, notes, bonds, mortgages, and securities as may lawfully be acquired, held, or disposed of by the Corporation under the laws of the State of Missouri.

6. To enter into and perform all manner and kinds of contracts, agreements, and obligations of any lawful purposes, by or with any person, firm, association, corporation, or governmental division or subdivision.

7. To lend and advance money or to give credit to such persons and on such terms as may seem expedient, and, in particular, to customers and others dealing with it;

8. To guarantee or give security for the loans of its customers and other dealing with it;

9. In general, to have and exercise any and all powers that corporations have and may exercise under the laws of the State of Missouri and as the same may be amended, except such powers as are inconsistent with the express provisions of these articles;

10. To do all and everything necessary, suitable, or proper for the accomplishment of any of the purposes, the attainment of any of the objects, or the exercise of any of the powers herein set forth, either alone, or in conjunction with other corporations, firms, individuals, and either as principals or agents, and to do every other act or acts, thing or things, incidental or appurtenant to, or growing out of, or connected with the above mentioned objects, purposes or powers;

11. To have and to exercise all of the powers now or hereafter conferred by the laws of the State of Missouri upon corporations organized pursuant the laws under which the Corporation is organized, and any and all acts amendatory thereof and supplemental thereto; and

12. The above enumerated powers shall not be construed as limiting or restricting in any manner the powers of this Corporation which shall always have such incidental powers as may be connected with or related to any specific power herein enumerated.

ARTICLE NINE

The Company shall not take any of the following actions without the unanimous affirmative consent of the holder(s) of at least ninety percent (90%) of the outstanding shares of voting capital stock of the Company:

(a) to dissolve the Company under applicable law;

(b) to approve any acquisition or reorganization of any kind or other transaction involving the sale, exchange, lease, mortgage, pledge, transfer or other disposition of all or substantially all the assets of the Company;

(c) to cause the Company to merge with or into any other corporation or entity;

(d) to amend or modify the Articles of Incorporation or By-Laws of the Company;

(e) to change the nature of the business of the Company; or

(f) issue any type of debt or any type of equity securities of the Company.

IN WITNESS WHEREOF, the undersigned, Richard D. Weinstein, President, has executed this instrument and Richard D. Weinstein, its Secretary has attested thereto on the 14th day of April, 1998.

NO SEAL

DIGITAL TELEPORT, INC.

By: [signature]
Richard D. Weinstein, President

Attested: [signature]
Richard D. Weinstein, Secretary

FILED AND CERTIFICATE
ISSUED
APR 16 1998
Rebecca McDowell Cook
SECRETARY OF STATE

STATE OF MISSOURI)
) SS
CITY OF ST. LOUIS)

I, Connie B Walsh, a Notary Public, do hereby certify that on the 14th day of April, 1998, personally appeared before me Richard D. Weinstein, and, being first duly sworn by me, acknowledged that he signed as his free act and deed the foregoing document in the capacity(ies) therein set forth and declared that the statements therein contained are true, to his knowledge and belief.

Connie B. Walsh
Notary Public

My Commission expires:

____

CONNIE B. WALSH
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Jan. 9, 2000

EXHIBIT A

SERIES A PREFERRED STOCK

1. Designation. Three hundred (300) shares of the authorized and unissued Preferred Stock of the Corporation shall have the following rights and limitations.

2. Dividends. Upon declaration of any dividend by the Board of Directors of the Corporation on the Corporation common stock ("Common Stock") the holder of each share of Preferred Stock shall be entitled to receive, out of any funds legally available therefor, as adjusted appropriately for stock splits, stock dividends, combinations or similar recapitalizations affecting the Preferred Stock, such dividends paid in cash or other assets as would be paid on each share of Common Stock, or any other equity security, into which each share of Preferred Stock could be converted on the applicable record date. The dividends shall be payable quarterly in arrears from the date on which a share of Preferred Stock is first issued by the Corporation (the "Original Issue Date").

3. Liquidation, Dissolution or Winding Up and Voting.

(a) Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a "Liquidating Event"), the holders of the then outstanding shares of Preferred Stock shall be entitled to be paid, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock of the Corporation by reason of their ownership thereof, out of the assets of the Corporation available for distribution to its shareholders, the amount paid per share of Preferred Stock to the Corporation by the purchaser thereof, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares. If upon the occurrence of any Liquidating Event the remaining assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) Common Stock. If, after the payment of all preferential amounts required by subsection 3(a) above to be paid to the holders of Preferred Stock upon the occurrence of any Liquidating Event, any assets and funds of the Corporation are legally available for distribution, a dividend shall be payable on each share of Common Stock then outstanding, prior and in preference to any further distribution of any of the assets or surplus funds of the Corporation to the holders of the Preferred Stock by reason of their ownership thereof in an amount equal to the per share cash consideration received by the Corporation upon its issuance of Common Stock to the initial holder of such share (as adjusted for any stock dividends, combinations or splits with respect to such shares). Subject to the payment in full of the liquidation preferences with respect to the Preferred Stock as provided in subsection 3(a) above, if upon the occurrence of such Liquidating Event, the assets and funds thus distributed among the holders of the Common Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire remaining assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Common Stock in proportion to the weighted value of shares of Common Stock (as determined by the per share cash consideration received by the Corporation upon issuance of the Common Stock to the original holder thereof) then held by them.

(c) Participation. After payment to the holders of the Common Stock and the Preferred Stock of the amounts set forth in subsections 3(a) and (b) above, the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed among the holders of the Common Stock and the Preferred Stock in proportion to the shares of Common Stock then held by them and the shares of Common Stock which they then have the right to acquire upon conversion of the shares of Preferred Stock then held by them.

(d) Voting. Each holder of outstanding shares of Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as adjusted from time to time pursuant to Section 4 hereof), at each meeting of shareholders of the Corporation (and written actions of shareholders in lieu of meetings) with respect to any and all matters presented to the shareholders of the Corporation for their action or consideration. Except as provided by law, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into one share of Common Stock (the number and type of shares into which the Preferred Stock shall be converted shall be adjusted as described below) ("Conversion Shares"), without any payment of monies by the holder of Preferred Stock for such conversion. In the event of a Shareholder Redemption Notice or Corporation Redemption Notice pursuant to Sections 5(a) or 6(a), respectively, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the thirtieth (30th) day after delivery of such notice. In the event of a liquidation of the Corporation, the Conversion Rights shall terminate at the close of business on the first (1st) full day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of Preferred Stock.

(b) Automatic Conversion. Upon the sale of shares of Common Stock or debt securities of the Corporation in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (i) resulting in at least $100,000,000 of net proceeds to the Corporation or (ii) resulting in more than $50,000,000 but less than $100,000,000 in net proceeds to the Corporation and the offering price for Common Stock in such offering multiplied by the number of shares of Common Stock represented by all the shares of the Preferred Stock issued on their Original Issue Dates, is greater than the amount that would provide an IRR of at least twenty-five percent (25%) per annum on a cumulative basis, pre-tax ("Benchmark Amount") from the date of the first Original Issue Date ("First Issue Date"), then all duly issued and outstanding shares of the Preferred Stock shall, as of the date of consummation of such Public Offering, be converted into the Conversion Shares (as in effect immediately prior to the date of consummation of such Public Offering). IRR means the discount rate that equates (i) the present value (to the First Issue Date) of the Benchmark Amount with (ii) the present value (to the First Issue Date) of the total investments made by KLT Telecom Inc. ("KLT") on the Original Issue Dates for the Preferred Stock. For purposes of calculating IRR, any antecedent debt and all property (including without limitation any antecedent debts or limited liability company interests) shall be deemed to be contributed on the First Issue Date in cash at its face value. The Corporation shall give the holders of the Preferred Stock notice of the filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of any registration statement relating to any proposed Public Offering not less than 30 days prior to such filing. The holders of shares of Preferred Stock shall present such shares for surrender to the Corporation in accordance with the provisions of subsection 4(d)(i) below on or before the closing date of such Public Offering and the Corporation shall issue to such holders a certificate or certificates for shares of Common Stock in accordance with the provisions of subsection 4(d)(i) below on such closing date.

(c) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of such fractional shares of Common Stock as determined in good faith by the Corporation's Board of Directors, whose determination shall be conclusive.

(d) Mechanics of Conversion.

(i) Surrender of Certificates. In order for a holder of Preferred Stock to convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock, at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates without any payment to the Company by the holder for such conversion. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) shall be the conversion date ("Conversion Date"). The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.

(ii) Reservation of Common Stock. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock or other securities into which the Preferred Stock may then be convertible, as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock.

(iii) Unpaid Dividends. Upon any conversion, no adjustment to the Conversion Shares shall be made for any accrued and unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(iv) No Rights. All shares of Preferred Stock that have been surrendered for conversion as herein provided or are subject to automatic conversion under subsection 4(b), whether or not surrendered, shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of any accrued and unpaid dividends thereon.

(e) Adjustments of Conversion Shares. In case the Company shall hereafter (i) declare a dividend or a distribution on its Common Stock payable in shares of its Common Stock, (ii) subdivide its outstanding shares of Common Stock, (iii) combine its outstanding Common Stock into a smaller number of shares, or (iv) issue other securities of the Company by reclassification of its Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), the number and kind of Conversion Shares at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the owner of any Preferred Stock converted after such date shall be entitled to receive the number and kind of Conversion Shares which, if such Preferred Stock had been converted immediately prior to such time, he would have owned upon such conversion and been entitled to receive upon such dividend, distribution, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur; appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made to apply the provisions in this Section 4 to any Conversion Shares which are not Common Stock in a manner as similar as possible to that for the Common Stock.

(f) Adjustment for Merger or Reorganization, Etc. In case of any consolidation or merger of the Corporation with or into another corporation or the sale of all or substantially all of the assets of the Corporation to another corporation, each share of Preferred Stock shall automatically convert into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Preferred Stock would have been entitled upon such consolidation, merger or sale;, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made to apply the provisions in this Section 4 to any Conversion Shares which are not Common Stock in a manner as similar as possible to that for the Common Stock.

(g) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock against impairment.

(h) Notice of Record Date. In the event:

(i) That the Corporation declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Corporation;

(ii) That the Corporation subdivides or combines its outstanding shares of Common Stock;

(iii) Of any reclassification of the Common Stock of the Corporation (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Corporation into or with another corporation, or of the sale of all or substantially all of the assets of the Corporation; or

(iv) Of the involuntary or voluntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be filed at its principal office or at the office of the transfer agent of the Preferred Stock, and shall cause to be mailed to the holders of the Preferred Stock at their last addresses as shown on the records of the Corporation or such transfer agent, at least 20 days prior to the record date specified below in subparagraph (A) or 20 days before the date specified below in subparagraph (B), a notice stating:

(A) The record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined; or

(B) The date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.

(i) Special Anti-Dilution. In the event that the number of shares issuable upon exercise of the warrant issued to Banque IndoSuez would cause a dilution of the ownership of outstanding Preferred Stock to less than 49.74874% of the total outstanding stock of the Corporation had such warrant been exercised at the date of original issuance of the Preferred

Stock, the Conversion Shares shall be increased such that the ownership of the Preferred Stock would have constituted 49.74874% of the total outstanding stock of the Corporation at the date of original issuance assuming such warrant had been exercised at such time.

5. Optional Redemption at the Shareholder's Election.

(a) Election and Valuation. Commencing January 1, 1999, within 30 days after the end of each fiscal quarter, the Corporation shall provide to each record holder of shares of Preferred Stock a written statement setting forth the actual earnings before interest, taxes, depreciation and amortization of the Corporation ("EBITDA") for such fiscal quarter, the net value of plant, property and equipment of the Corporation ("PP&E") for such fiscal quarter, and the ratio between such EBITDA and PP&E ("EBITDA/PP&E Statement"). Such ratio shall be based on cumulative average results beginning with the calendar quarter beginning July 1, 1999 and rolling forward with each calendar quarter to become a trailing twelve (12) month calculation. EBITDA shall be determined in accordance with Generally Accepted Accounting Principles ("GAAP").

Commencing with the quarter starting July 1, 1999, if the ratio between EBITDA and PP&E as set forth on an EBITDA/PP&E Statement is less than fifty percent (50%) of the projected EBITDA/PP&E ratio calculated by using the projections of the Corporation delivered to the holders of Preferred Stock on December 18, 1996 by the Corporation (as modified in the Stock Purchase Agreement between the Corporation and KLT dated December 31, 1996, to a quarterly basis), then for a period of thirty (30) days following delivery of such EBITDA/PP&E Statement the holders of at least seventy-five percent (75%) of the then outstanding shares of Preferred Stock shall have the option, exercisable by giving a written notice (revocable for a period of thirty (30) days) to the Corporation (a "Shareholder Redemption Notice"), to require the Corporation to redeem all of the shares of Preferred Stock outstanding on the one hundred eightieth (180th) day after delivery of such notice (a "Shareholder Redemption Date") and the holders of Preferred Stock shall be obligated to tender such shares for redemption (other than such shares of Preferred Stock as have been tendered by such shareholders for conversion pursuant to Section 4(a) prior to the close of business on the thirtieth (30th) day after delivery of the Shareholder Redemption Notice).

Commencing with the quarter starting July 1, 1999, if the EBITDA and PP&E set forth on any EBITDA/PP&E Statement for a fiscal quarter shall not be materially the same as the EBITDA and PP&E reflected on the annual audited financial statements of the Corporation covering such quarter, then for a period of thirty (30) days following the date such annual audited financial statements are delivered to the holders of Preferred Stock pursuant to Section 6.1 of the Stock Purchase Agreement the holders of at least seventy-five percent (75%) of the then outstanding shares of Preferred Stock shall have the option, exercisable by giving a written notice (revocable for a period of thirty (30) days) to the Corporation (a "Shareholder Redemption Notice"), to require the Corporation to redeem all of the shares of Preferred Stock outstanding on the one hundred eightieth (180th) day after delivery of such notice (a "Shareholder Redemption Date") and the holders of Preferred Stock shall be obligated to tender such shares for redemption (other than such shares of Preferred Stock as have been tendered by such shareholders for conversion pursuant to Section 4(a) prior to the close of business on the thirtieth (30th) day after delivery of the Shareholder Redemption Notice).

The Preferred Stock shall be redeemed on a Shareholder Redemption Date for a price per share equal to the Redemption Price (defined in section 5(b)).

(b) Redemption Price. The "Redemption Price" for all purposes in this Certificate of Designation shall be equal to the amount that would provide an IRR of at least twenty-five percent (25%) per annum on a cumulative basis, pre-tax from the First Issue Date. IRR means the discount rate that equates (i) the present value (to the First Issue Date) of the aggregate Redemption Price with (ii) the present value (to the First Issue Date) of the total investments made by KLT on the Original Issue Dates for the Preferred Stock. For purposes of calculating IRR, any antecedent debt and all property (including without limitation any antecedent debts or limited liability company interests) shall be deemed to be contributed on the First Issue Date in cash at its face value.

(c) Participation by Board. The members of the Corporation's Board of Directors designated or nominated by the holders of shares of Preferred Stock pursuant to the terms of the Shareholder's Agreement between the Corporation and KLT dated December 31, 1996 ("Shareholder's Agreement"), shall recuse themselves from consideration of, and voting upon the subject of the Corporation's financing of any redemption of the shares of Preferred Stock pursuant to this Section 5.

(d) Payment and Surrender. At least fifteen (15) days prior to a Shareholder Redemption Date, which shall be no later than one hundred eighty (180) days from the date of a Shareholder Redemption Notice, the Corporation shall mail written notice, by first class or registered mail, postage prepaid, to each holder of record of Preferred Stock, at his, her or its address last shown on the records of the transfer agent of the Preferred Stock (or the records of the Corporation, if it serves as its own transfer agent), notifying such holder of such redemption and specifying the Shareholoder Redemption Date, the Redemption Price, and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, his or its certificate or certificates representing the shares to be redeemed (such notice, the "Closing Notice"). On or prior to a Shareholder Redemption Date, each holder of shares of Preferred Stock to be redeemed shall surrender his or its certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Closing Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. The Redemption Price due to each holder shall be payable by delivery on the Shareholder Redemption Date of a certified or bank cashier's check in an amount equal to one hundred percent (100%) of the aggregate Redemption Price due to such holder.

(e) Termination. Notwithstanding anything contained herein, the provisions contained in this Section 5 shall terminate and be of no further force and effect upon the closing of the sale of shares of Common Stock or debt securities in a Public Offering.

6. Optional Redemption at the Corporation's Election.

(a) Election and Valuation. From and after April 1, 1999, the Corporation shall have the option, exercisable by giving a revocable written notice to the holders of shares of Preferred Stock (a "Corporation Redemption Notice"), to require such holders to sell to the Corporation all of the shares of Preferred Stock outstanding on the one hundred fiftieth (150th) day after delivery of such notice (a "Corporation Redemption Date"). On such Corporation Redemption Date all holders of shares of Preferred Stock (other than such shares of Preferred Stock as have been tendered by such shareholders for conversion pursuant to Section 4(a) prior to the close of business on the thirtieth (30th) day after delivery of the such Corporation Redemption Notice) shall be required to sell such shares to the Corporation at the Redemption Price calculated pursuant to Section 5(b). Within forty-five days of delivery of the such Corporation Redemption Notice the Corporation shall give notice of the Corporation's computations of the Redemption Price (the "Valuation Notice") to the holders of the shares of Preferred Stock then outstanding. Such Valuation Notice shall set forth such detail as is reasonably requested.

(b) Participation by Board. The members of the Corporation's Board of Directors designated or nominated by the holders of shares of Preferred Stock pursuant to the terms of the Shareholder's Agreement, shall recuse themselves from consideration of, and voting upon the subject of the Corporation's financing of any redemption of the shares of Preferred Stock pursuant to this Section 6.

(c) Payment and Surrender. The Corporation Redemption Notice shall be a written notice, mailed by first class or registered mail, postage prepaid, to each holder of record of Preferred Stock, at his, her or its address last shown on the records of the transfer agent of the Preferred Stock (or the records of the Corporation, if it serves as its own transfer agent), notifying such holder of such redemption, specifying the Corporation Redemption Date, the Redemption Price (subject to adjustment for any shares of Preferred Stock converted pursuant to Section 4(a)) and the date on which such holder's Conversion Rights (pursuant to Section 4 hereof) as to such shares terminate and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, his or its certificate or certificates representing the shares to be redeemed. On or prior to the Corporation Redemption Date, each holder of shares of Preferred Stock to be redeemed shall surrender his or its certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Corporation Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. The Redemption Price due to each holder shall be payable by delivery on the Corporation Redemption Date of a certified or bank cashier's check in an amount equal to one hundred percent (100%) of the aggregate Redemption Price due to such holder.

(d) Termination. Notwithstanding anything contained herein, the provisions contained in this Section 6 shall terminate and be of no further force and effect upon the closing of the sale of shares of Common Stock or debt securities in a Public Offering.

BY-LAWS
OF
DIGITAL TELEPORT, INC.
(adopted April 26, 1996)
(restated, with all amendments, through April 19, 2001)

ARTICLE I

Shareholders

Section 1.1. Annual Meetings. An annual meeting of shareholders shall be held for the election of directors at such date, time and place either within or without the State of Missouri as may be designated by the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2. Special Meetings. Special meetings of shareholders may be called at any time by the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President or the Board of Directors, to be held at such date, time and place either within or without the State of Missouri as may be stated in the notice of the meeting.

Section 1.3. Notice of Meetings. Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the shareholder at his address as it appears on the records of the Corporation.

Section 1.4. Adjournments. Any meeting of shareholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

Section 1.5. Quorum. At each meeting of shareholders, except where otherwise provided by law or the articles of incorporation or these by-laws, the holders of a majority of the outstanding shares of each class of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. For purposes of the foregoing, two or more classes or series of stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. In the absence of a quorum, the shareholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided by Section 1.4 of these by-laws until a quorum shall attend. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of shareholders shall be presided over by the Chairman of the Board, if any, or in his absence by the Vice Chairman of the Board, if any, or in his absence by the President, or in his absence by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Voting; Proxies. Except as otherwise provided by the General and Business Corporation Law of Missouri or by the articles of incorporation of the corporation or any amendments thereto, every shareholder shall at every meeting of the shareholders be entitled to one vote in person or by proxy for each share of the capital stock of the corporation held by such shareholder entitled to vote thereon, except that no proxy shall be voted after eleven months from its date unless otherwise provided in the proxy. All cumulative voting rights of shareholders are hereby denied so that each holder of the capital stock shall only be entitled to one vote per share of capital stock in all elections of directors. Voting securities in any other corporation held by the corporation shall be voted by the president, unless the Board of directors specifically confers authority to vote with respect thereto, which may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 1.8. Fixing Date for Determination of Shareholders of Record. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed: (1) the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining shareholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is expressed; and (3) the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Section 1.9. List of Shareholders Entitled to Vote. The Secretary shall prepare and make, at least ten days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any shareholder who is present.

Section 1.10. Consent of Shareholders in Lieu of Meeting. Unless otherwise provided in the articles of incorporation, any action required by law to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of all outstanding stock.

ARTICLE II

Board of Directors

Section 2.1. Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by the Board of Directors, except as may be otherwise provided by law or in the articles of incorporation. The number of directors which shall constitute the Board of directors shall not be less than three and shall be established from time to time by resolution of the directors, provided, however, that any change in the number of directors shall be reported to the Secretary of State of Missouri within thirty calendar days of such change. A director shall not be required to be a resident of the State of Missouri nor a shareholder of the corporation.

Section 2.2. Election; Term of Office; Resignation; Removal; Vacancies. Each director shall hold office until the annual meeting of shareholders next succeeding his election and until his successor is elected and qualified or until his earlier resignation or removal. Any director may resign at any time upon written notice to the Board of Directors or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors will be held quarterly on such dates and at such places within or without the State of Missouri as determined by the Board of Directors, and if so determined, notice thereof need not be given.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Missouri whenever called by the Chairman of the Board, if any, by the Vice Chairman of the Board, if any, by the President or by any two directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.

Section 2.5. Telephonic Meetings Permitted. Unless otherwise restricted by the articles of incorporation or these by-laws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

Section 2.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the members of the entire Board present in person shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting in person at which a quorum is present shall be the act of the Board unless the articles of incorporation or these by-laws shall require a vote of a greater number. In case at any meeting of the Board a quorum shall not be present, the members of the Board present may adjourn the meeting from time to time until a quorum shall attend.

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his absence by the Vice Chairman of the Board, if any, or in his absence by the President, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Informal Action by Directors. Any action required or permitted to be taken at any meeting of the Board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed by the secretary with the minutes or proceedings of the board of committee.

ARTICLE III

Committees

Section 3.1. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to amending the articles of incorporation, adopting an agreement of merger or consolidation, recommending to the shareholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the shareholders a dissolution of the Corporation or a revocation of dissolution, removing or indemnifying Directors or amending these by-laws; and, unless the resolution expressly so provided, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

Section 3.2. [Reserved]

Section 3.3. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these by-laws.

ARTICLE IV

Officers

Section 4.1. Officers; Election; Qualification; Term of Office; Resignation; Removal; Vacancies. As soon as practicable after the annual meeting of shareholders in each year, the Board of Directors shall elect a President and a Secretary, and it may, if it so determines, elect from among its members a Chairman of the Board and a Vice Chairman of the Board. The Board may also elect one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and may give any of them such further designations or alternate titles as it considers desirable. Each such officer shall hold office until the first meeting of the Board after the annual meeting of shareholders next succeeding his election, and until his successor is elected and qualified or until his earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election or appointment of an officer shall not of itself create contractual rights. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting.

Section 4.2. Powers and Duties of Executive Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent or employee to give security for the faithful performance of his duties.

ARTICLE V

Stock

Section 5.1. Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by him in the Corporation. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Miscellaneous

Section 6.1. By-Laws Subject to Shareholders' Agreement. At any time that the Corporation is bound by the Shareholders' Agreement, dated as of February 6, 2001, by and among the Corporation (as successor-in-interest to Digital Teleport, Inc.) and certain shareholders named therein, as the same may be modified or amended from time to time (the "Shareholders' Agreement"), then, whether or not expressly so stated in these by-laws or such Shareholders' Agreement, any term or provision of these by-laws that is modified or superseded by any term or provision of such Shareholders' Agreement shall not be deemed contained in these by-laws except as so modified or superseded, and any term or provision of such Shareholders' Agreement that is contrary to or inconsistent with any term or provision of these by-laws shall, notwithstanding these by-laws, govern and control the matter subject thereto.

Section 6.2. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 6.3. Seal. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 6.4. Waiver of Notice of Meetings of Shareholders, Directors and Committees. Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these by-laws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the articles of incorporation or these by-laws.

Section 6.5. Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the full extent authorized by law any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor of the Corporation. The Corporation may, in the sole discretion of the Board of Directors, indemnify to the full extent authorized by law any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was an employee of the Corporation or any predecessor of the Corporation.

Section 6.6. Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (1) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by majority vote of the shareholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

Section 6.7. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 6.8. [Reserved]

No. LC0056866

STATE OF MISSOURI

SEAL OF THE SECRETARY OF STATE MISSOURI

Matt Blunt
Secretary of State

CERTIFICATE OF ORGANIZATION

LIMITED LIABILITY COMPANY

WHEREAS,

DIGITAL TELEPORT NATIONWIDE LLC

filed its ARTICLES OF ORGANIZATION with this office on the 31st day of OCTOBER, 2001, and that filing was found to conform to the Missouri Limited Liability Company Act;

NOW, THEREFORE, I, MATT BLUNT, Secretary of State of the State of Missouri, by virtue of authority vested in me by law, do certify and declare that on the 31st day of OCTOBER, 2001, the above entity is a Limited Liability Company, organized in this state and entitled to any rights granted to Limited Liability Companies.

IN TESTIMONY WHEREOF, I have set my hand and imprinted the GREAT SEAL of the State of Missouri, on this, the 31st day of OCTOBER, 2001.

Matt Blunt
Secretary of State

THE GREAT SEAL OF THE STATE OF MISSOURI MDCCCXX

$105.00

SOS #30 (1-01)

Articles of Organization
of
Digital Teleport Nationwide LLC

1. The name of the limited liability company is: Digital Teleport Nationwide LLC.

2. The purpose for which the limited liability company is organized is the transaction of any and all lawful business for which limited liability companies may be organized.

3. The name and address of the limited liability company's registered agent in Missouri is: Digital Teleport, Inc., 8112 Maryland Avenue, 4th Floor, St. Louis, Missouri 63105.

4. The management of the limited liability company is not vested in one or more managers.

5. The number of years the limited liability company is to continue shall be perpetual.

6. The name and street address of the organizer is: David J. Haydon, 10740 Nall, Suite 230, Overland Park, Kansas 66211.

7. For tax purposes, the limited liability company shall not be considered a corporation.

In Affirmation thereof, the facts stated above are true.

David J. Haydon

David J. Haydon
Date: October 30, 2001.

FILED

OCT 3 1 2001

SECRETARY OF STATE

STATEMENT OF UNANIMOUS CONSENT
TO ACTION TAKEN IN LIEU OF A
MEETING OF THE ORGANIZER
OF
DIGITAL TELEPORT NATIONWIDE LLC

In lieu of a meeting of the organizer of Digital Teleport Nationwide LLC, a Missouri limited liability company (the "Company"), the undersigned, being the organizer of the Company, does hereby consent to the adoption of, and does hereby adopt, the following resolutions:

RESOLVED, that the Certificate of Organization of the Company issued by the Secretary of State of Missouri on October 31, 2001, and a copy of the Articles of Organization of the Company, be filed in the minute book of the Company;

FURTHER RESOLVED, that Digital Teleport, Inc. ("DTI") is intended to be the sole member of the Company.

FURTHER RESOLVED, that upon DTI making the initial capital contribution contemplated by Section 3.1 of the Operating Agreement, dated as of October 31, 2001, between the Company and DTI, as the sole member of the Company (the "Operating Agreement"), the Operating Agreement shall be the operating agreement of the Company and DTI shall be the sole member of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Statement of Unanimous Consent as of the 31st day of October, 2001.

David J. Haydon
David J. Haydon

Exhibit B-128

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

Commonwealth of Virginia

State Corporation Commission

Richmond, September 18, 1998

This is to Certify that the certificate of incorporation of

DIGITAL TELEPORT OF VIRGINIA, INC.

was this day issued and admitted to record in this office and that the said corporation is authorized to transact its business subject to all Virginia laws applicable to the corporation and its business. Effective date:

September 18, 1998

State Corporation Commission

William J. Bridge

Clerk of the Commission

ARTICLES OF INCORPORATION
OF
DIGITAL TELEPORT OF VIRGINIA, INC.

The undersigned, being an individual, does hereby act as incorporator in adopting the following Articles of Incorporation for the purpose of organizing a corporation authorized by law to issue shares, pursuant to the provisions of the Virginia Stock Corporation Act, Chapter 9 of Title 13.1 of the Code of Virginia.

FIRST: The corporate name for the corporation (hereinafter called the "corporation") is Digital Teleport of Virginia, Inc.

SECOND: The total number of shares of capital stock which the corporation shall have authority to issue is 1,000 shares of common stock, par value $.01 per share.

THIRD: The post office address with street and number of the initial registered office of the corporation in the Commonwealth of Virginia is c/o McSweeney Burtch & Crump, P.C., 11 South 12th Street, Richmond, Virginia 23219. The county or city in the Commonwealth of Virginia in which the said registered office of the corporation is located is the City of Richmond.

The name of the initial registered agent of the corporation at the said registered office is Beverly L. Crump. The said initial registered agent meets with the requirements of Section 13.1-619 of the Virginia Stock Corporation Act, inasmuch as he is a resident of the Commonwealth of Virginia and a member of the Virginia State Bar. The business office of the said registered agent of the corporation is identical with the said registered office of the corporation.

FOURTH: No holder of any of the said shares of any class of the corporation shall be entitled as of right to subscribe for, purchase, or otherwise acquire any shares of any class of the corporation which the corporation proposes to issue or any rights or options which the corporation proposes to grant for the purchase of shares of any class of the corporation or for the purchase of any shares, bonds, securities, or obligations of the corporation which are convertible into or exchangeable for, or which carry any rights, to subscribe for, purchase, or otherwise acquire shares of any class of the corporation; and any and all of such shares, bonds, securities, or obligations of the corporation, whether now or hereafter authorized or created, may be issued, or may be reissued if the same have been reacquired and if their reissue is not prohibited, and any and all of such rights and options may be granted by the Board of Directors to such individuals and entities, and for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine, without first offering the same, or any thereof, to any said holder.

FIFTH: The purposes or purposes for which the corporation is organized are to conduct business as a public service company for the purpose of providing telephony service in the Commonwealth of Virginia. The corporation shall not conduct any other kind of public service business in the Commonwealth of Virginia and shall not have general business powers in the Commonwealth of Virginia; provided, however, that the corporation may conduct in the Commonwealth of Virginia such other public service business or nonpublic service business so far as may be related to or incidental to its public service business described above, and provided, further, that the corporation may conduct in any other state any such business as may be authorized or permitted by the laws thereof.

SIXTH: The names and the addresses of the individuals who are to serve as the initial directors of the corporation are:

Richard D. Weinstein 8112 Maryland Ave., 4th Floor St. Louis, MO 63105	Jerome W. Sheehy 8112 Maryland Ave., 4th Floor St. Louis, MO 63105

SEVENTH: Regarding the management of the business and the regulation of the affairs of the corporation, and for defining, limiting, and regulating the powers of the corporation, its directors, and shareholders, it is further provided:

The corporation shall, to the fullest extent permitted by the provisions of the Virginia Stock Corporation Act, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said provisions, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

EIGHTH: The duration of the corporation shall be perpetual.

Signed on September 14, 1998.

Connie B. Walsh

Connie B. Walsh, Incorporator

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

September 18, 1998

The State Corporation Commission has found the accompanying articles submitted on behalf of

DIGITAL TELEPORT OF VIRGINIA, INC.

to comply with the requirements of law, and confirms payment of all related fees.

Therefore, it is ORDERED that this

CERTIFICATE OF INCORPORATION

be issued and admitted to record with the articles of incorporation in the Office of the Clerk of the Commission, effective September 18, 1998.

The corporation is granted the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.

STATE CORPORATION COMMISSION

By T.V. Morrison Jr.

Commissioner

CORPACPT
CIS20436
98-09-18-0106

Commonwealth of Virginia

State Corporation Commission

I Certify the Following from the Records of the Commission:

the foregoing is a true copy of all documents constituting the charter of DIGITAL TELEPORT OF VIRGINIA, INC..

Nothing more is hereby certified.

Signed and Sealed at Richmond
on this Date: October 01, 1998

William J. Bridge

William J. Bridge, Clerk of the Commission

WASHINGTON, D.C.
NEW YORK, NEW YORK
KANSAS CITY, MISSOURI
OVERLAND PARK, KANSAS
PHOENIX, ARIZONA
SANTA MONICA, CALIFORNIA
IRVINE, CALIFORNIA

BRYAN CAVE LLP
ONE METROPOLITAN SQUARE, SUITE 3600
ST. LOUIS, MISSOURI 63102-2750
(314) 259-2000
FACSIMILE: (314) 259-2020

LONDON, ENGLAND
RIYADH, SAUDI ARABIA
KUWAIT CITY, KUWAIT
ABU DHABI, UNITED ARAB EMIRATES
DUBAI, UNITED ARAB EMIRATES
HONG KONG
ASSOCIATED OFFICE IN
SHANGHAI, PEOPLE'S REPUBLIC OF CHINA

CONNIE B. WALSH
LEGAL ASSISTANT

(314) 259-2357

January 11, 1999

Ms. Terry Romine
Digital Teleport, Inc.
11111 Dorsett Road
St. Louis, Missouri 63043

Re: Digital Teleport of Virginia, Inc.

Dear Terry:

Enclosed please find Assumed Name Certificates registering "DTI" on behalf of Digital Teleport of Virginia, Inc. in Richmond, Virginia. Please cause the enclosed documents to be placed in the corporation's record book directly behind the Articles of Incorporation.

If you have any questions regarding the enclosed, please do not hesitate to call me.

Very truly yours,

Connie

Connie B. Walsh
Legal Assistant

CBW/pp
Enclosures

cc: Robert J. Endicott

COMMONWEALTH OF VIRGINIA

WILLIAM J. BRIDGE
CLERK OF THE COMMISSION
P.O. BOX 1197
RICHMOND, VIRGINIA 23218-1197

STATE CORPORATION COMMISSION

January 5, 1999

TRACI GOODMAN
HOLD FOR PICKUP
DO NOT MAIL, VA 99999

RE: DIGITAL TELEPORT OF VIRGINIA, INC.
ID: 0509432 - 1
DCN: 99-01-05-2316

This will acknowledge receipt of an attested copy of an assumed or fictitious name certificate for the captioned corporation conducting business under the assumed or fictitious name(s) of:

DTI

The filing fee of $10.00 has been received.

Sincerely yours,

Joel H. Peck

Joel H. Peck
Clerk of the Commission

FICTACPT
CIS20460

98C- 01122

DEC 17 1998

ASSUMED NAME CERTIFICATE

Pursuant to Sections 59.1-69 and 59.1-70 of the Code of Virginia.

It is hereby certified that:

4. The name of the undersigned corporation is Digital Teleport of Virginia, Inc.

5. The undersigned corporation was incorporated under the laws of the Commonwealth of Virginia, and is authorized to transact business in the said Commonwealth.

6. The undersigned corporation intends to transact business at Richmond, Virginia under the assumed or fictitious name DTI.

Signed on December 3, 1998

DIGITAL TELEPORT OF VIRGINIA, INC

By [signature]
Terry J. Romine, Vice President

STATE OF MISSOURI)
) SS
COUNTY OF ST. LOUIS)

I, a Notary Public in and for the State and County aforesaid, do certify that Terry J. Romine, whose name as Vice President of Digital Teleport of Virginia, Inc, is signed to the writing above, bearing date on the 3rd day of December, 1998, has acknowledged the same before me in the County aforesaid.

Given under my hand and official seal this 3rd day of December, 1998.

[signature]
Notary Public

NANCY J. HUNTER
Notary Public Notary Seal
STATE OF MISSOURI
Jefferson County
My Commission Expires: Aug. 18, 2002

98C- 01122

DEC 17 1998

ASSUMED NAME CERTIFICATE

Pursuant to Sections 59.1-69 and 59.1-70 of the Code of Virginia.

It is hereby certified that:

4. The name of the undersigned corporation is Digital Teleport of Virginia, Inc.

5. The undersigned corporation was incorporated under the laws of the Commonwealth of Virginia, and is authorized to transact business in the said Commonwealth.

6. The undersigned corporation intends to transact business at Richmond, Virginia under the assumed or fictitious name DTI.

Signed on December 3, 1998

DIGITAL TELEPORT OF VIRGINIA, INC

By [signature]
Terry J. Romine, Vice President

STATE OF MISSOURI)
) SS
COUNTY OF ST. LOUIS)

I, a Notary Public in and for the State and County aforesaid, do certify that Terry J. Romine, whose name as Vice President of Digital Teleport of Virginia, Inc, is signed to the writing above, bearing date on the 3rd day of December, 1998, has acknowledged the same before me in the County aforesaid.

Given under my hand and official seal this 3rd day of December, 1998.

[signature]
Notary Public

NANCY J. HUNTER
Notary Public Notary Seal
STATE OF MISSOURI
Jefferson County
My Commission Expires: Aug. 18, 2002

DEC 17 1998
A Copy,
Teste: BEVILL M. DEAN, CLERK
by Nedra Hicks D.C.

98C- 01122

DEC 17 1998

ASSUMED NAME CERTIFICATE

Pursuant to Sections 59 1-69 and 59 1-70 of the Code of Virginia

It is hereby certified that

4 The name of the undersigned corporation is Digital Teleport of Virginia, Inc

5 The undersigned corporation was incorporated under the laws of the Commonwealth of Virginia, and is authorized to transact business in the said Commonwealth

6 The undersigned corporation intends to transact business at Richmond, Virginia under the assumed or fictitious name DTI

Signed on December 3, 1998

DIGITAL TELEPORT OF VIRGINIA, INC

By ______________________
Terry J Romine, Vice President

STATE OF MISSOURI)
) SS
COUNTY OF ST LOUIS)

I, a Notary Public in and for the State and County aforesaid do certify that Terry J Romine, whose name as Vice President of Digital Teleport of Virginia, Inc. is signed to the writing above, bearing date on the 3rd day of December, 1998, has acknowledged the same before me in the County aforesaid

Given under my hand and official seal this 3rd day of December, 1998.

____
Notary Public

by ______________________ D.C.

NANCY ... Notary Public ... Notary Seal STATE OF MISSOURI

Commonwealth of Virginia

State Corporation Commission

I Certify the Following from the Records of the Commission:

the foregoing is a true copy of an assumed or fictitious name certificate filed by DIGITAL TELEPORT OF VIRGINIA, INC. certifying that it conducts business under the assumed or fictitious name of DTI.

Nothing more is hereby certified.

STATE CORPORATION COMMISSION
VIRGINIA
SIC SEMPER TYRANNIS
1903

Signed and Sealed at Richmond on this Date: February 02, 1999

Joel H. Peck

Clerk of the Commission

WASHINGTON, D.C.
NEW YORK, NEW YORK
KANSAS CITY, MISSOURI
OVERLAND PARK, KANSAS
PHOENIX, ARIZONA
SANTA MONICA, CALIFORNIA
IRVINE, CALIFORNIA

BRYAN CAVE LLP
ONE METROPOLITAN SQUARE, SUITE 3600
ST. LOUIS, MISSOURI 63102-2750
(314) 259-2000
FACSIMILE: (314) 259-2020

LONDON, ENGLAND
RIYADH, SAUDI ARABIA
KUWAIT CITY, KUWAIT
ABU DHABI, UNITED ARAB EMIRATES
DUBAI, UNITED ARAB EMIRATES
HONG KONG
ASSOCIATED OFFICE IN
SHANGHAI, PEOPLE'S REPUBLIC OF CHINA

CONNIE B. WALSH
LEGAL ASSISTANT

(314) 259-2357

February 11, 1999

Ms. Terry J. Romine
Digital Teleport, Inc.
11111 Dorsett Road
St. Louis, Missouri 63043

Re: Digital Teleport of Virginia, Inc.

Dear Ms. Romine:

Enclosed please find the certified Assumed/Fictitious Name Registration form from the Commonwealth of Virginia regarding "DTI". Upon review, please cause the enclosed to be placed in the corporation's minute book.

If you have any questions, please do not hesitate to call me.

Very truly yours,

Connie

Connie B. Walsh
Legal Assistant

CBW/pp
Enclosure

cc: Robert J. Endicott

BY-LAWS

OF

DIGITAL TELEPORT OF VIRGINIA, INC.

BY-LAWS
OF
DIGITAL TELEPORT OF VIRGINIA, INC.

ARTICLE 1

SHAREHOLDERS' MEETINGS

Section 1.1 Annual Meetings. An annual meeting of shareholders shall be held during the month of April on such date and at such time as determined by the board of directors and as indicated in the notice of such meeting. Every meeting of the shareholders shall be convened at the hour stated in the notice for said meeting and continue until declared adjourned by a vote of the shareholders present or declared adjourned by the presiding officer. At such meeting, a board of directors shall be elected and such other business shall be transacted as may properly be brought before the meeting.

Section 1.2 Notice of Annual Meeting. Written or printed notice of the annual meeting stating the place, day and hour of the meeting shall be delivered or given, either personally or by mail, to each shareholder of record entitled to vote thereat at such address as appears on the books of the corporation, not less than ten or more than sixty days before the date of the meeting except that notice of a shareholders' meeting to act on an amendment of the articles of incorporation, a plan of merger or share exchange, a proposed sale of assets pursuant to Section 13.1-724 of the Virginia Stock Corporation Act, or the dissolution of the corporation shall be given not less than twenty-five nor more than sixty days before the meeting date.

Section 1.3 Special Meetings. Special meetings of the shareholders or of the holders of any special class of stock of the corporation may be called by the chairman of the board or the president at any time unless otherwise provided by law, and shall be directed to do so by resolution of the board of directors or whenever shareholders owning not less than one-fifth of all the shares issued and outstanding and entitled to vote at the particular meeting shall request such a meeting in writing. Such request shall be delivered to the president of the corporation and shall state the purpose or purposes of the proposed meeting. Upon such direction or request, it shall be the duty of the president to call a special meeting of the shareholders to be held at anytime, not less than ten (10) nor more than sixty (60) days thereafter, as the president may fix except that notice of a shareholders' meeting to act on an amendment of the articles of incorporation, a plan of merger or share exchange, a proposed sale of assets pursuant to Section 13.1-724 of the Virginia Stock Corporation Act, or the dissolution of the corporation shall be given not less than twenty-five nor more than sixty days before the meeting date. If the president shall neglect to issue such call, the person or persons making such direction or request may issue the call. The business transacted at any special meeting of shareholders shall be confined to the purposes stated in the notice.

Section 1.4 Notice of Special Meeting. Written or printed notice of a special meeting of shareholders, stating the place, day, hour and purpose or purposes thereof, shall be delivered or given, either personally or by mail, to each shareholder of record entitled to vote thereat at such address as appears on the books of the corporation, not less than ten or more than seventy days before the date of the meeting.

Section 1.5 Place of Meetings. All meetings of the shareholders shall be held at the principal business office of the corporation or at such other place as the board of directors may specify in the notice of such meeting.

Section 1.6 Quorum; Adjournment. A majority of the shares issued and outstanding and entitled to vote thereat, represented in person or by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time for successive periods of not more than ninety days, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally scheduled.

Section 1.7 Voting. When a quorum is present at any meeting, the vote of the holders of a majority of the shares having voting power represented in person or by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the statutes, the articles of incorporation, or these by-laws, a different vote is required, in which case such express provision shall govern and control the decision of such questions.

At any meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person, or by proxy appointed by a proper instrument in writing subscribed by the shareholder or by his/her duly authorized attorney-in-fact. Each shareholder shall have one vote for each share having voting power, registered in his/her name on the books of the corporation.

Section 1.8 Action by Consent. Any action which may be taken at any meeting of the shareholders may be taken without a meeting if consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Section 1.9 Waiver of Notice . Whenever any notice is required to be given, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE 2

DIRECTORS

Section 2.1 Number, Election and Term . Unless and until changed by the board of directors by amendment to this by-law, the number of directors to constitute the board of directors shall be two.

The directors, other than the first board of directors, shall be elected at the annual meeting of the shareholders, and each director shall serve until the next succeeding annual meeting of shareholders and until his/her successor shall have been elected and qualified. The first board of directors shall hold office until the first annual meeting of the shareholders.

Section 2.2 Resignation; Vacancy . Any director of the corporation may resign at any time by giving written notice of such resignation to the board of directors, the chairman of the board, the president, any vice president or the secretary of the corporation. Any such resignation shall take effect at the time specified therein or, if no time be specified, upon receipt thereof by the board of directors or one of the above-named officers; and, unless specified therein, the acceptance of such resignation shall not be necessary to make it effective.

If the office of a director becomes vacant for any reason, the remaining directors shall choose a successor or successors who shall hold office for the unexpired term in respect of which such vacancy occurred or until the next election of directors.

Section 2.3 First Meeting of Newly Elected Board . The first meeting of each newly elected board shall be held at such time and place as shall be fixed by the vote of the shareholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting provided a quorum shall be present, or they may meet at such place and time as shall be fixed by the consent in writing of all the directors.

Section 2.4 Regular Meetings. Regular meetings of the board of directors shall be held at such places, within or without the Commonwealth of Virginia, and on such days and at such times as shall be fixed from time to time by the board of directors. Notice of such regular meetings need not be given.

Section 2.5 Special Meetings. Special meetings of the board may be held at any time and place, within or without the Commonwealth of Virginia, upon the call of the chairman of the board, the president or secretary of the corporation by oral, written, telegraphic, facsimile transmission or any other mode of notice duly given, sent or mailed to each director, at such director's last known address, not less than two (2) days before such meeting provided.

Section 2.6 Quorum: Adjournment. At all meetings of the board, a majority of the directors shall be necessary and sufficient to constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 2.7 Place of Meetings. The directors may hold their meetings at the principal business office of the corporation or at such other place as they may determine.

Section 2.8 Board Committees. The board may designate an executive committee and one or more other committees, each committee to consist of one or more directors of the corporation. Any such committee, to the extent provided in any such resolution, shall have and may exercise all the powers and authority of the board in the management of the business and affairs of the corporation.

Section 2.9 Participation via Conference Telephone. Members of the board of directors or of any committee designated by the board of directors may participate in a meeting of the board or committee by means of conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and participation in a meeting in this manner shall constitute presence in person at the meeting.

Section 2.10 Waiver of Notice. Whenever any notice is required to be given, a waiver thereof in writing, by telegram or facsimile transmission from the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

Section 2.11 Attendance Constitutes Waiver of Notice. Attendance of a director at any meeting shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.12 Action by Consent. Any action which is required to be or may be taken at a meeting of the directors may be taken without a meeting if consents in writing, setting forth the action so taken, are signed by all the directors.

Section 2.13 Compensation of Directors. Directors, as such, shall not receive any stated salary for their services, but by resolution of the board a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the board; provided that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

ARTICLE 3

OFFICERS

Section 3.1 Number, Election, Salary and Term. The officers of the corporation shall be a president and a secretary who shall be chosen by the board of directors at its first meeting after each annual meeting of shareholders. The board of directors may also choose a chairman of the board, one or more vice chairmen, one or more vice presidents, one or more of which may be designated as senior vice presidents or executive vice presidents, a treasurer, and one or more assistant secretaries and assistant treasurers.

The board may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

The officers of the corporation shall hold office until their successors are chosen. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the whole board of directors. If the office of any officer becomes vacant for any reason, the vacancy shall be filled by the board of directors.

Section 3.2 Chief Executive Officer. The chief executive officer shall have general and active management of the affairs of the corporation.

Section 3.3 Chairman of the Board. The chairman of the board, if any, shall preside at all meetings of the shareholders and directors at which he/she is present and shall perform such other duties as the board of directors or these by-laws may prescribe.

Section 3.4 Vice Chairmen. In the absence of the chairman of the board, the vice chairmen, if any, in order of their seniority, shall perform the duties and exercise the powers of the chairman of the board, preside at all meetings of the shareholders and directors at which any are present and perform such other duties as the board of directors may prescribe.

Section 3.5 President/Chief Executive Officer. In the absence of the chairman of the board and any vice chairmen, the president shall preside at all meetings of the shareholders and directors at which he/she is present. If no officer has been expressly designated as chief executive officer by the board of directors, the president shall be chief executive officer of the corporation, with the powers and duties which attach to such position. He/she shall perform such duties as the board of directors may prescribe and shall see that all orders and resolutions of the board are carried into effect.

The president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

Section 3.6 Senior Vice Presidents and Executive Vice Presidents. Senior vice presidents and executive vice presidents shall perform such duties and exercise such powers as shall be delegated by the chief executive officer or as shall be designated by the board of directors.

Section 3.7 Vice Presidents. Vice presidents shall perform such duties and exercise such powers as shall be delegated by the chief executive officer or as shall be designated by the board of directors.

Section 3.8 Secretary and Assistant Secretaries. The secretary shall keep or cause to be kept a record of all meetings of the shareholders and the board of directors and record all votes and the minutes of all proceedings in a book to be kept for that purpose. He/she shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or chief executive officer, under whose supervision he/she shall be. He/she shall keep in safe custody the seal of the corporation and shall affix the same to any instrument requiring it.

The assistant secretaries, if any, in order of their seniority shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties as the board of directors may prescribe.

Section 3.9 Treasurer and Assistant Treasurers. The treasurer, if any, shall have the custody of the corporate funds and securities, shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors and shall perform such other duties as the board of directors may prescribe.

The treasurer shall disburse the funds of the corporation as may be ordered by the board, taking proper vouchers for such disbursements, and shall render to the chairman of the board, chief executive officer, president and directors, at the regular meetings of the board, or whenever they may require it, an account of all his/her transactions as treasurer and of the financial condition of the corporation.

If required by the board of directors, the treasurer shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board for the faithful performance of the duties of his/her office and for the restoration to the corporation, in case of his/her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his/her possession or under his/her control belonging to the corporation.

The assistant treasurers, if any, in the order of their seniority shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties as the board of directors may prescribe.

ARTICLE 4

CAPITAL STOCK

Section 4.1 Share Certificates . The certificates representing shares of the corporation shall be numbered and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder's name and number of shares and shall be signed by the president and the secretary or by such other officers authorized so to do by law and shall bear the corporate seal or a facsimile thereof.

Section 4.2 Transfer of Stock . Upon surrender to the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

Section 4.3 Registered Shareholders . The corporation shall be entitled to treat the holder of record of any share or shares as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 4.4 Closing of Transfer Books and Fixing of Record Date . The board of directors shall have the power to close the transfer books of the corporation for a period not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares shall go into effect; provided, however, that in lieu of closing the transfer books as aforesaid, the board of directors may fix in advance a date, not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of, and to vote at any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or entitled to exercise the rights in respect of any such change, conversion or exchange of shares. In such case only the shareholders who are shareholders of record on the record date so fixed shall be entitled to such notice of and to vote at such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the date of closing of the transfer books or the record date fixed as aforesaid.

Section 4.5 Lost Certificate. The holder of any shares of stock of the corporation shall immediately notify the corporation and its transfer agents and registrars, if any, of any loss or destruction of the certificates representing the same. The corporation may issue a new certificate in the place of any certificate theretofore issued by it which is alleged to have been lost or destroyed and the board of directors may require the owner of the lost or destroyed certificate or such owner's legal representative to give the corporation a bond in such sum and in such form as the board of directors may direct or approve, and with such surety or sureties as may be satisfactory to the board of directors, to indemnify the corporation and its transfer agents and registrars, if any, against any claim or liability that may be asserted against or incurred by it or any transfer agent or registrar on account of the alleged loss or destruction of any such certificate or the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgment of the board of directors, it is proper so to do. The board of directors may delegate to any officer or officers of the corporation any of the powers and authorities contained in this section.

ARTICLE 5

DIVIDENDS

Dividends upon the issued shares of the corporation may be declared by the board of directors at any regular or special meeting pursuant to law.

Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE 6

FISCAL YEAR

The fiscal year of the corporation shall begin the 1st day of January in each year.

ARTICLE 7

SEAL

The corporate seal shall have inscribed thereon the name of the corporation, the state of incorporation, the words, Corporate Seal, and such other inscriptions as the board of directors may deem appropriate. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE 8

INDEMNIFICATION OF AND INSURANCE ON DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

Section 8.1 Indemnification . The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he/she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent provided by law.

Section 8.2 Insurance . The directors shall have the power to cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability against him and incurred by him in any such capacity, arising out of his/her status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

ARTICLE 9

ALTERATION, AMENDMENT OR REPEAL OF BY-LAWS

All by-laws of the corporation may be amended, altered or repealed, and new by-laws may be made, by the affirmative vote of a majority of the directors cast at any regular or special meeting at which a quorum is present provided that such authority has been delegated to the board of directors by the Articles of Incorporation; subject to the right of the shareholders to amend, alter or repeal those by-laws by the affirmative vote of the holders of record of a majority of the outstanding shares of stock of the corporation entitled to vote cast at any annual or special meeting.

KCPL®

EMPLOYEE
APPLIANCE & COMPUTER
SALES PROGRAM

WORKSHEET AND PAYROLL DEDUCTION AUTHORIZATION

Date of Purchase__________________

(Check one)
KCPL ❑
KLT ❑

(Check one)
Appliance ❑
Computer ❑

Payment Period: ❑ 12 mos ❑ 24 mos ❑ 36 mos (max) ❑ Other $ ____________

Employee name ______________________________

Home phone ______________________ Work phone ______________________

Work location______________________ Employee number______________________

SSN ______________________

PAYMENT RESTRICTIONS

- Employees with 6 months to 10 years service, a maximum of $1,200 is available for electrical appliance purchases and a maximum of $2,300 is available for computer purchases.
- Employees with more than 10 years of service, a maximum of $2,500 is available for electrical appliance purchases and a maximum of $3,000 is available for computer purchases.

Purchase Information: ______________________________
Dealer/Vendor Name

QUANTITY	MODEL NUMBER	EQUIPMENT DESCRIPTION	AMOUNT

Total Amount Of Purchase.. $ ________

Handling Fee *(total amount of purchase multiplied by .05)*.................... + ________

Note: If the Handling Fee exceeds $115, enter $115 in space provided.

Total Amount.. $ ________

For questions and to verify your account balance, call Employee Benefits at ext. 2496.

Please turn this worksheet over and continue ➞

PAYROLL DEDUCTION AUTHORIZATION

I understand and agree that electrical appliances and computers are purchased and picked up at my sole risk. I also understand that Kansas City Power & Light Company will only reimburse monies to me for any purchase if KCPL approves my credit and eligibility.

I hereby instruct KCPL to make monthly deductions from my pay in equal payments, not to exceed the amount listed on the Form, for a period of not longer than thirty-six (36) months. The minimum monthly payment that can be deducted from my paycheck is $25.00. I understand and agree that the payments will be deducted from my second payroll check each month until KCPL is fully reimbursed.

Should I leave employment with Kansas City Power & Light Company, for any reason, I hereby instruct KCPL to deduct any part, or all, of any pay and/or reimbursement for expenses which may be due me at the time I leave employment with KCPL up to the full remaining unpaid balance on this transaction, to the extent permitted by law. In the event a balance remains owing to Kansas City Power & Light Company after deduction from final pay and expenses, I agree to pay said balance in full within thirty (30) days of my leaving the employment of KCPL.

In the event I fail to pay any payment as it becomes due under the terms of this agreement, I expressly agree that the full balance due at the time of such failure is accelerated and becomes then due and payable with 1.5% monthly interest (or the maximum percentage permitted by law, whichever is lower) accruing from the due date of the unpaid payment. If I fail to make any payment when due, I further agree that I will pay any and all reasonable costs, expenses, attorney fees and costs of collection incurred by KCPL or its collection agency in seeking payment of the unpaid balance.

The information provided on this form is correct to the best of my knowledge.

I have attached the original paid receipts for my purchase and have completed this form as requested. I acknowledge that I have read the Employee Electrical Appliance and Computer Sales brochure and agree with the foregoing conditions by signing below.

Signature________________________________ DATE______________

Please return this completed form to Employee Sales (1201-14).

KCPL
Creative Services
524-0007
02/00


EMPLOYEE
APPLIANCE & COMPUTER
SALES

If you are in the market for a major electrical appliance or computer, KCPL has a deal for you. Once you have completed six months of service, you can be reimbursed (up to program limits) for those purchases and pay them off on our interest-free payroll deduction plan.

Residential heating and cooling systems may also be purchased through another special program.

WHAT IS THE PURPOSE OF THIS PROGRAM?

To assist employees with major electrical appliance and computer purchases by offering reimbursement and a convenient payroll deduction repayment process with zero interest.

Who is eligible?

All full-time and part-time active employees who work more than 1,248 hours per year (24 hours per week) and who have completed six months of service are eligible to participate. Business agents are also eligible. Individuals in bankruptcy will not be allowed to participate.

How can you participate?

To participate, simply complete an *Employee Electrical Appliance and Computer Sales Program* form after purchasing any qualified major electrical appliance or computer. Attach your **original** receipt and return both to Gail Jones, 1201-14 or see Intranet Access.

Where are forms located?

Employee Electrical Appliance and Computer Sales Program forms can be found on the Employee Information Centers at each work location. If forms are not available, call Abbie Muro at 556-2146 or Gail Jones at 556-2496. Forms are also available through the Intranet under the Human Resources web site.

Where to purchase merchandise?

You have the flexibility of purchasing merchandise anywhere. KCPL does maintain a list of preferred vendors who offer employee discounts, however you are not required to use these vendors in order to participate in the *Employee Electrical Appliance and Computer Sales Program.*

When can preferred vendors be used?

Preferred vendors can be used at any time. You are eligible for a discount even if you do not utilize the program.

Administration

The Benefits Administration Department in Human Resources administers the Employee Electrical Appliance and Computer Sales Program. Contact Gail Jones for assistance at 816-556-2496. For Residential Heating & Cooling, contact Deborah Philips at 816-556-2398.

Intranet Access

Preferred vendor list, payroll deadlines, sales guidelines, qualified equipment lists and remaining loan amounts are available on Human Resources' Intranet web page: Divisional Webs/Human Resources/ All About You/Money/Loans.

When will I be reimbursed?

Reimbursements for the amount of purchase will be included on the employee's regular paycheck. The *Employee Electrical Appliance and Computer Sales Program* form must be submitted to Benefits Administration on or before the 10th and 25th of each month in order to be reimbursed for that specific pay period.

How long before a purchase becomes non-reimbursable?



Receipts for purchases cannot be more than **30 days old**.

What is the Maximum available for reimbursement?

Employees with six months to 10 years of service have maximums of $1,200 available for a major electrical appliance purchase and $2,300 available for computer purchases. Employees with more than 10 years of service have a maximum of $2,500 available for major electrical appliance purchases and up to $3,000 available for computer purchases. The minimum amount which can be submitted for reimbursement is $200.

ARE THERE ADDITIONAL CHARGES?

A 5% handling fee (up to $115 maximum) is added to the purchase price. The total purchase price (including handling fee) cannot exceed the maximum amount available for reimbursement.

WHAT IS THE MAXIMUM PAYMENT PERIOD?

The repayment period allowed is 36 months and the minimum amount is $25 a month. You can request a specific dollar amount to be deducted, or a shorter length of time as long as it stays within the parameters of the program.

WHEN WILL DEDUCTIONS BEGIN?

Payments will be deducted from the last paycheck of the month, regardless of when the reimbursement is made.

HOW CAN BALANCES BE OBTAINED?

Employee balances can be obtained by calling Gail Jones at 816-556-2496 or see Intranet Access.

What happens to the form and original sales receipt after it is received by the Benefits Department?

The Human Resources Coordinator checks the form to ensure it has been completed correctly, signed, dated and that the original receipt has been attached. The form and receipt are sent to the Payroll Department for reimbursement and recordkeeping. Once the purchase is paid off, or if repairs are needed, the receipt will be returned to the employee.

What will happen if the employee leaves the company?

If employment is terminated for any reason, KCPL will deduct all or part of the remaining unpaid balance from the final paycheck to the extent permitted by law. In the event there is a remaining balance it must be paid in full within thirty 30 days following the termination date.

Upon failure to meet any payment due date, any and all reasonable costs, expenses and attorney fees incurred by KCPL or its collection agency in seeking payment of the unpaid balance will be the employee's responsibility.

QUALIFIED EQUIPMENT

Appliances



Camcorder
Central Air Conditioner
Compact Disc Player
Dishwasher
Disposal
Dryer (Electric)
Freezer
Home Theater
Humidifier
Microwaves
Ranges (Electric)
(Range Hood If Purchased with Range)
Refrigerator
Stoves and Ovens (Electric)
Television
Trash Compactor
Video Cassette Recorder (VCR)
Washer



Computers

Fax Machine
Monitor
Personal Computer
Printer
Scanner

Auxiliary Hardware/Software

Cables and Cords
CD-Rom
Hard Drive
Memory
Modem
Sound Board
Sound Card
Speakers
Software

Delivery charges, set-up charges and extended warranties are not reimbursable under this plan.

KCPL.
Creative Services
802-0015 06/00

Kansas City Power & Light

EMPLOYEE COMFORT PLUS

(Heat Pump and A/C Financing Program)





As a Kansas City Power & Light employee, you are eligible to receive

ZERO INTEREST FINANCING

for your new residential heat pump or central air conditioning system! Here are some highlights regarding **Employee Comfort Plus**:

- Employees requesting financing must have completed six months of employment prior to the equipment's installation.
- Financing approval must be received prior to your installation.
- Install a new heat pump and receive a rebate for up to $100 per ton!
- A five-percent transaction fee will be waived on any heat pump purchase with a SEER of 10 and above or a central air conditioning system with a SEER of 13 and above.
- Finance up to $5,000 for a new central air conditioner (depending on SEER).
- Finance up to $10,000 for a new heat pump (depending on SEER).
- If you are a KCPL customer, your new heat pump system may qualify your home for the reduced eight-month winter pricing!
- The amount financed is deducted monthly from your second paycheck.
- A certified dealer list is available to assist you in finding the perfect HVAC dealer for your heat pump or air conditioning needs.

Before installing a new heat pump or central air conditioning system in your home, please contact Deborah Phillips at 816-556-2398. Ask her about **Employee Comfort Plus.**

Kansas City Power & Light

EMPLOYEE COMFORT PLUS

(Heat Pump and A/C Financing Program)

Name____

Address____

Work Phone____________________ Work Location________________

Employment Date________________ Scheduled Install Date____________

KCPL Customer? YES or NO Social Security No.________________

After completing this form please include the cost proposal or invoice, from the dealer you have chosen for your installation, and fax to Deborah Phillips at 816-556-2221, or send by interoffice mail to 1201-14H. The cost proposal or invoice must include the following information:

- Equipment model number(s) for your furnace and central air conditioner or heat pump
- Size of the heat pump or air conditioner (tons)
- SEER (Seasonal Energy Efficiency Ratio) - excluding geothermal
- Your installer's company name, address, and phone number
- The amount of your loan request (if different from the cost proposal or invoice)
- Your preferred financing term (if different from the maximum)

After your paperwork has been reviewed you will be contacted regarding the approval of your financing. A promissory note detailing your loan and a payroll deduction card will be mailed for your signature. The financing guidelines are as follows:

Heat Pump			
SEER	Maximum Purchase Allowance	Minimum Monthly Deduction	Maximum Financing Term
10 – 11	$5,000	$40	5 Yrs.
12 & Up	$10,000	$40	5 Yrs.
Geo HP	$10,000	$40	5 Yrs.

Air Conditioning			
SEER	Maximum Purchase Allowance	Minimum Monthly Deduction	Maximum Financing Term
10 – 12*	$3,000	$40	3 Yrs.
13 & Up	$5,000	$40	5 Yrs.
*Transaction fee of 5% (Max $115) on A/C under 13 SEER.			

Upon completion of your installation, please notify Deborah Phillips at 816-556-2398. Payment processing for your new heat pump or central air conditioning system will begin at that time. Your payroll deduction will be taken from the second paycheck of each month.

PLEASE DO NOT PAY THE INSTALLER!
Kansas City Power & Light will mail a check directly to the dealer.

7/01

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)		
..m 1: [X] An Initial (Original) Submission	OR [ ]	Resubmission No. ____
..m 2: [ ] An Original Signed Form	OR [ ]	Conformed Copy

Form Approved
OMB No. 1902-0021
(Expires 3/31/2005)

Exhibit F-9

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

..xact Legal Name of Respondent (Company)	Year of Report
..ansas City Power & Light Company	Dec. 31, 2001

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds one of the following:

(1) one million megawatt hours of total annual sales,

(2) 100 megawatt hours of annual sales for resale,

(3) 500 megawatt hours of annual power exchanges delivered, or

(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ____________ for the year ended on which we have reported separately under date of ____________. We have also reviewed schedules ______________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Kansas City Power & Light Company		02 Year of Report Dec. 31, 2001
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 1201 Walnut, Kansas City, Missouri 64106-2124		
05 Name of Contact Person Neil Roadman		06 Title of Contact Person Controller
07 Address of Contact Person *(Street, City, State, Zip Code)* P.O.Box 418679, Kansas City, Missouri 64141-9679		
08 Telephone of Contact Person, *Including Area Code* (816) 556-2200	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* 04/30/2002

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name Neil Roadman	03 Signature Neil Roadman	04 Date Signed *(Mo, Da, Yr)* 04/30/2002
02 Title Controller		
Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[X] Four copies will be submitted

[ ] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Neil A. Roadman, Controller
1201 Walnut
Kansas City, Missouri 64106-2124

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Incorporated - State of Missouri, July 29, 1922

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

None

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Missouri - Electric
Kansas - Electric

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

The above requied information is available from the below referenced SEC 10-K report Form filing for the fiscal year ended December 31, 2001:

Commision File Number	Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification Number
03-33207	GREAT PLAINS ENERGY INCORPORATED (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 64106 (816) 556-2200	43-1916803
1-107	KANSAS CITY POWER & LIGHT COMPANY (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 64106 (816) 556-2200	44-0308720

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	WYMO Fuels, Inc.	Coal exploration	100%	
2				
3				
4	Wolf Creek Nuclear Operating Corporation,	Operating agent for Wolf	47%	
5	a Delaware Corporation	Creek Generating Station		
6				
7	KLT Inc.	A holding company for various	100%	
8		non-regulated businesses		
9				
10	Home Service Solutions Inc.	A holding company for various		
11		non-regulated businesses	100%	
12				
13	KCP&L Receivables Company	Special purpose corporation	100%	
14		that purchases customer		
15		receivables		
16				
17	Great Plains Energy Inc.	A registered holding company	100%	
18				
19	Great Plains Power Inc.	Independent Power	100%	
20				
21				
22				
23				
24				
25				
26				
27				

Schedule Page: 103 Line No.: 1 Column: d

On June 18, 2001, the WYMO Fuels corporation was dissolved due to the sale of the subsidiary.

Schedule Page: 103 Line No.: 4 Column: d

Owned and controlled jointly with Kansas Gas and Electric 47% and Kansas Electric Power Co-operative 6%.

Schedule Page: 103 Line No.: 7 Column: d

KLT Inc. was transferred to Great Plains Energy Incorporated by Respondent in connection with the corporate reorganization on October 1, 2001. Effective October 1, 2001, Respondent transferred its ownership interest in KLT Inc. to Great Plains Energy Incorporated.

Schedule Page: 103 Line No.: 17 Column: d

In connection with the October, 2001, reorganization of Respondent into a holding company structure, Great Plains Energy Incorporated was initially formed as a wholly-owned subsidiary of Respondent. As a result of the reorganization, Respondent became a wholly-owned subsidiary of Great Plains Energy Incorporated.

Schedule Page: 103 Line No.: 19 Column: d

In connection with the October, 2001, reorganization of Respondent into a holding company structure, Great Plains Energy Incorporated was initially formed as a wholly-owned subsidiary of Respondent. Great Plains Power Incorporated was initially formed as a wholly-owned subsidiary of Respondent. As a result of the reorganization, Respondent became a wholly-owned subsidiary of Great Plains Energy Incorporated, and transferred its ownership interest in Great Plains Power Incorporated to Great Plains Energy Incorporated.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	Chairman of the Board and Chief Executive Officer	Bernard J. Beaudoin	400,000
2			
3	Executive Vice President GPE and President KCPL	William H. Downey	250,000
4	Delivery Division		
5			
6	Vice President - Generation Services - KCPL and	Franck L. Branca	200,000
7	President KCPL Power Division		
8			
9	Senior Vice President Corporate Services and	Jeanie S. Latz	200,000
10	Secretary		
11			
12			
13	Vice President - Information Technology and	Douglas M Morgan	190,000
14	Support Services		
15			
16			
17	Former Chairman of the Board - RETIRED 5-1-01	A. Drue Jennings	175,000
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	Dr. David L. Bodde	Charles N. Kimball Professor of
2		Technology and Innovation at the
3		Bloch School of Business-UMKC
4		5110 Cherry Street, Room 321
5		Kansas City, MO 64110-2499
6		
7	William H. Clark DECEASED 7-26-01	President
8		Urban League of Greater Kansas City
9		1710 Paseo
10		Kansas City, MO 64108
11		
12	Dr. William K. Hall***	Chairman of the Board and Chief Executive Officer
13		Procyon Technologies, Inc.
14		200 West Adams, Suite 2905
15		Chicago, IL 60606
16		
17	Bernard J. Beaudoin** EFFECTIVE 5-1-01	1201 Walnut
18	Chairman of the Board, President & CEO	P.O. Box 418679
19		Kansas City MO 64141-9679
20		
21	W. Thomas Grant II - RESIGNED 9-14-01	Chairman of the Board and Chief Executive Officer
22		LabOne Inc.
23		10101 Renner Blvd.
24		Lenexa, KS 66219
25		
26		
27	A. Drue Jennings RETIRED 5-1-01	1201 Walnut
28	Chairman of the Board	P.O.Box 418679
29		Kansas City, MO 64141-9679
30		
31	William C. Nelson	George K. Baum Holdings
32		P.O.Box 22322
33		Kansas City, MO 64113-3022
34		
35	Dr. Linda Hood Talbott***	President
36		Talbott & Associates
37		P.O. Box 22322
38		Kansas City, MO 64113-3022
39		
40	Robert H. West	Saint Lukes-Shawnee Mission
41		Health System
42		4401 Wornall Road
43		Kansas City, MO 64111
44		
45	Mark A. Ernst	President and CEO
46		H&R Block
47		4400 Main Street
48		Kansas City, MO 64111

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1		
2	Luis A. Jimenez - EFFECTIVE 5-01-01	Senior Vice President & Chief Strategy Officer
3		Pitney Bowes
4		World Headquarters
5		MSC 65-04
6		1 Elmcroft Rd.
7		Stanford, CT 06926-0700
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47		
48		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
Books were closed in 2001, except for record dates for dividends and shareholder meeting	Total: 53,937,823 By Proxy: 53,937,823	May 1, 2001 The Gem Theater 1615 E. 18th St. Kansas City, MO 64108

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/31/2001 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	61,897,810	61,897,810		
5	TOTAL number of security holders	18,393	18,393		
6	TOTAL votes of security holders listed below	51,049,829	51,049,829		
7	CEDEFAST - BOWLING GREEN STATION				
8	PO BOX 20				
9	New York, NY 10274-0020	50,815,644	50,815,644		
10					
11	MEADE M BYNUM				
12	332 Sunnyside Rd				
13	Tampa, FL 33617-7249	40,000	40,000		
14					
15	BEN BLACKSHIRE				
16	8714 Cherokee Ln				
17	Leawood, KS 66206-1657	32,000	32,000		
18					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
19	HART SECURITIES LTD				
20	C/O ANTHONY BONANNO				
21	GIBSON DUNN & CRUTCHER STE 900				
22	1050 Connecticut Ave NW				
23	Washington, DC 20036	25,000	25,000		
24					
25	Charles W Bremer III				
26	3041 S 46Th Terrace				
27	Kansas City, KS 66106-3735	24,084	24,084		
28					
29	TONY B STAROSTA &				
30	CECELIA STAROSTA JT TEN				
31	1018 Village CT				
32	Darien, IL 60561-4134	24,000	24,000		
33					
34	ROBERT M CURRIE &				
35	LOIS I CURRIE TEN COM				
36	PR 1 Box 34A				
37	Schaller, IA 51053-9801	24,000	24,000		
38					
39	BEN BERZ				
40	7108 Edgerton Drive				
41	Dallas, TX 75231-8134	22,000	22,000		
42					
43	G. EUGENE HARRISON &				
44	EDITH M HARRISON TR UA 01/04/91				
45	E EUGENE HARRISON & EDITH				
46	M HARRISON REVOCABLE TRUST				
47	711 E 124th St.				
48	Kansas City, MO 64146-1100	21,600	21,600		
49					
50					
51	DOIKES & CO				
52	221 N Grand Blvd				
53	St. Louis, MO 63103-2006	21,500	21,500		

Name of Respondent	This Report Is:	Date of Report	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) X An Original (2) __ A Resubmission	04/30/2002	Dec 31, 2001

IMPORTANT CHANGES DURING THE YEAR (Continued)

1. On February 12, 2001, KCPL acquired franchise rights without payment consideration from Linn Valley, Kansas. The franchise term is 20 year with 2% franchise tax. Ordinance No. 30.

2. None.

3. None.

4. None.

5. None.

6. $150,000,000 senior notes were issued during 2001 and outstanding as of 12/31/01, under the State of Missouri Public Service Commission Authorization EF-2001-282. Under FERC Authorization Docket No. ES00-24-000, $62,000,000 in commercial paper was issued and outstanding at 12-31-01.

7. The required information is available from the below referenced SEC 10-K report Form filing for the fiscal year ended December 31, 2001, Exhibit Number 3.2.a (Restated Articles of Consolidation of KCP&L, as amended October 1, 2001 (Exhibit 3-(i) to Form 10-Q for the quarter ended September 30, 2001).

Commission Number File Number	Registrant State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification
1-107	Kansas City Power & Light Company (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 640106	44-0308720

8. An Agreement entered into with IBEW Local Union 1613 on April 1, 1999 provided for an average wage increase of 3.00% effective April 1, 2001, and an agreement with IBEW Local Union 1464 entered into February 1, 2000 provided for an average wage increase of 3.75% effective February 1, 2001. An agreement entered into with Local Union 412 on March 1, 2001 provided for an average wage increase of 3.95% effective on that date. The total cost of these increases, together with increases granted to management employees, for the year 2001 amounted to approximately $4,800,000. On an annual basis these changes will increase payroll approximately $7,000,000.

9. On October 8, 1999, a First Amended Class Action Complaint was filed against KCP&L in the United States District Court, Western District of Missouri by Patricia Lang. The complaint, filed as a class action on behalf of Plaintiff and all other current and former African American employees, alleged that Plaintiff and the members of the proposed class were subjected to a hostile and offensive working environment, denied promotional opportunities, compensated less than similarly or less qualified Caucasian employees, and were disciplined and/or terminated for complaining about allegedly racially discriminatory practices by KCP&L. The complaint sought a monetary award for alleged lost wages and fringe benefits, alleged wage differentials, as well as punitive damages, attorneys fees and costs of the action together with an injunction to prohibit KCP&L from retaliating against the litigants and to continue court monitoring of KCP&L's compliance with anti-discrimination laws. On March 1, 2001 the United States Court denied Paintiff's motion to certify a class action of African-American employees in the race discrimination case. The Plaintiff appealed this decision and on April 10, 2001, the United States Court of Appeals for the 8th Circuit (the 8th Circuit Court of Appeals) denied the appeal. On January 11, 2002, the Court dismissed Plaintiff's individual case on summary judgement. On February 8, 2002, Plaintiff appealed both the decision dismissing her individual case

on summary judgment and the order denying her motion for class certification to the 8th Circuit Court of Appeals.

10. None.

11. (Reserved.)

12. On October 1, 2001, Great Plains Energy Incorporated became the sole owner of all the common stock of Respondent. As a result of this ownership, Great Plains Energy is considered a utility holding company registered with and subject to the regulation of the Securities Exchange Commission under the Public Utility Holding Company Act of 1935, as amended. KLT Inc. and Great Plains Power Incorporated were dividended to Great Plains Energy Incorporated by Respondent in connection with the corporate reorganization on October 1, 2001. See the combined presentation of Notes to Consolidated Financial Statements begining on Page 123.1 for additional information regarding formation of the holding company.

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	3,832,654,680	4,332,463,597
3	Construction Work in Progress (107)	200-201	309,629,141	51,264,912
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		4,142,283,821	4,383,728,509
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	1,645,449,765	1,793,785,998
6	Net Utility Plant (Enter Total of line 4 less 5)		2,496,834,056	2,589,942,511
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	140,969,268	160,871,485
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	110,013,527	127,100,837
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		30,955,741	33,770,648
10	Net Utility Plant (Enter Total of lines 6 and 9)		2,527,789,797	2,623,713,159
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	5,081,930	5,380,807
15	(Less) Accum. Prov. for Depr. and Amort. (122)		640,947	885,897
16	Investments in Associated Companies (123)		0	0
17	Investment in Subsidiary Companies (123.1)	224-225	239,792,202	23,319,490
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		5,231,896	3,800,493
21	Special Funds (125-128)		68,701,225	73,667,500
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		318,166,306	105,282,393
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		-33,916	-6,219,000
25	Special Deposits (132-134)		0	0
26	Working Fund (135)		61,781	56,480
27	Temporary Cash Investments (136)		33,916	6,219,000
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		0	0
30	Other Accounts Receivable (143)		31,771,236	28,296,065
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		0	0
32	Notes Receivable from Associated Companies (145)		48,208,212	25,722,871
33	Accounts Receivable from Assoc. Companies (146)		6,206,560	5,693,306
34	Fuel Stock (151)	227	20,801,878	22,246,432
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	46,095,240	50,348,952
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	0	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	307,021	346,882
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		7,050,650	8,729,015
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		0	26,231
49	Rents Receivable (172)		72,745	722,732
50	Accrued Utility Revenues (173)		0	0
51	Miscellaneous Current and Accrued Assets (174)		0	169,973
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		160,575,323	142,358,939

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		9,396,987	9,140,285
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	133,710,304	119,337,290
58	Prelim. Survey and Investigation Charges (Electric) (183)		0	0
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		-28,934	0
61	Temporary Facilities (185)		19,804	24,728
62	Miscellaneous Deferred Debits (186)	233	69,995,196	109,792,208
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
65	Unamortized Loss on Reaquired Debt (189)		5,745,485	5,068,664
66	Accumulated Deferred Income Taxes (190)	234	60,708,433	64,923,969
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		279,547,275	308,287,144
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		3,286,078,701	3,179,641,635

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	449,696,852	487,041,247
3	Preferred Stock Issued (204)	250-251	39,635,700	0
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	161,169	39,000,000
7	Other Paid-In Capital (208-211)	253	70,215	-1,182,366
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	1,897,398	0
11	Retained Earnings (215, 215.1, 216)	118-119	414,802,481	243,106,769
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	58,519,061	-23,582,650
13	(Less) Reaquired Capital Stock (217)	250-251	573,400	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		960,414,680	744,383,000
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	1,091,268,000	1,161,268,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	0	0
19	Other Long-Term Debt (224)	256-257	150,000,000	150,000,000
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		550,375	660,081
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		1,240,717,625	1,310,607,919
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		2,460,096	2,432,041
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		1,579,601	1,975,000
27	Accumulated Provision for Pensions and Benefits (228.3)		24,021,417	41,432,049
28	Accumulated Miscellaneous Operating Provisions (228.4)		3,967,826	3,396,441
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		32,028,940	49,235,531
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		55,600,000	62,000,000
33	Accounts Payable (232)		120,331,604	116,709,497
34	Notes Payable to Associated Companies (233)		0	0
35	Accounts Payable to Associated Companies (234)		0	0
36	Customer Deposits (235)		5,607,623	7,889,265
37	Taxes Accrued (236)	262-263	24,984,517	16,626,341
38	Interest Accrued (237)		10,324,855	11,068,732
39	Dividends Declared (238)		412,123	0
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		1,984,435	1,777,997
43	Miscellaneous Current and Accrued Liabilities (242)		17,926,185	29,087,976
44	Obligations Under Capital Leases-Current (243)		25,931	28,055
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		237,197,273	245,187,863

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		5,644,606	5,634,019
48	Accumulated Deferred Investment Tax Credits (255)	266-267	50,036,751	45,748,095
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	69,850,568	76,094,337
51	Other Regulatory Liabilities (254)	278	3,271,860	3,462,491
52	Unamortized Gain on Reaquired Debt (257)		14,623	11,438
53	Accumulated Deferred Income Taxes (281-283)	272-277	686,901,775	699,276,942
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		815,720,183	830,227,322
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		3,286,078,701	3,179,641,635

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	967,478,916	951,959,515
3	Operating Expenses			
4	Operation Expenses (401)	320-323	426,877,209	474,384,170
5	Maintenance Expenses (402)	320-323	74,855,118	74,463,915
6	Depreciation Expense (403)	336-337	124,159,525	114,834,887
7	Amort. & Depl. of Utility Plant (404-405)	336-337	11,918,182	9,277,586
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		194,085	194,085
12	(Less) Regulatory Credits (407.4)			
13	Taxes Other Than Income Taxes (408.1)	262-263	92,275,894	92,129,388
14	Income Taxes - Federal (409.1)	262-263	38,093,305	38,719,632
15	- Other (409.1)	262-263	7,141,580	6,619,505
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	21,851,036	9,303,787
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	5,935,470	3,584,919
18	Investment Tax Credit Adj. - Net (411.4)	266	-4,189,404	-4,196,626
19	(Less) Gains from Disp. of Utility Plant (411.6)			-53,622
20	Losses from Disp. of Utility Plant (411.7)		142,363	186,780
21	(Less) Gains from Disposition of Allowances (411.8)			
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		787,383,423	812,385,812
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		180,095,493	139,573,703

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.
7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.
B. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.
9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.
10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
967,478,916	951,959,515					2
						3
426,877,209	474,384,170					4
74,855,118	74,463,915					5
124,159,525	114,834,887					6
11,918,182	9,277,586					7
						8
						9
						10
194,085	194,085					11
						12
92,275,894	92,129,388					13
38,093,305	38,719,632					14
7,141,580	6,619,505					15
21,851,036	9,303,787					16
5,935,470	3,584,919					17
-4,189,404	-4,196,626					18
	-53,622					19
142,363	186,780					20
						21
						22
787,383,423	812,385,812					23
180,095,493	139,573,703					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		180,095,493	139,573,703
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)			
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)			
31	Revenues From Nonutility Operations (417)		65,665,911	45,678,376
32	(Less) Expenses of Nonutility Operations (417.1)		69,044,540	50,420,408
33	Nonoperating Rental Income (418)		133,048	31,706
34	Equity in Earnings of Subsidiary Companies (418.1)	119	22,062,201	70,582,817
35	Interest and Dividend Income (419)		1,432,744	703,673
36	Allowance for Other Funds Used During Construction (419.1)		3,616,116	4,001,000
37	Miscellaneous Nonoperating Income (421)		221,448	369,697
38	Gain on Disposition of Property (421.1)		28,198	3,634,975
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		24,115,126	74,581,836
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)		197,778	92,259
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	11,726,632	16,700,802
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		11,924,410	16,793,061
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	-184,791	-84,844
47	Income Taxes-Federal (409.2)	262-263	-4,425,660	5,179,601
48	Income Taxes-Other (409.2)	262-263	-820,563	965,163
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277		
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)			
52	(Less) Investment Tax Credits (420)		99,252	99,264
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		-5,530,266	5,960,656
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		17,720,982	51,828,119
55	Interest Charges			
56	Interest on Long-Term Debt (427)		60,801,030	48,528,346
57	Amort. of Debt Disc. and Expense (428)		1,455,780	926,781
58	Amortization of Loss on Reaquired Debt (428.1)		676,822	692,982
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)		3,185	3,185
61	Interest on Debt to Assoc. Companies (430)	340		
62	Other Interest Expense (431)	340	24,391,886	24,810,195
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		9,197,016	12,184,188
64	Net Interest Charges (Enter Total of lines 56 thru 63)		78,125,317	62,770,931
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		119,691,158	128,630,891
66	Extraordinary Items			
67	Extraordinary Income (434)			49,299,618
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			49,299,618
70	Income Taxes-Federal and Other (409.3)	262-263		19,226,852
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			30,072,766
72	Net Income (Enter Total of lines 65 and 71)		119,691,158	158,703,657

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		414,802,481
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7	Adjustments-Holding Company restructure		
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10	Sale of Subsidiary		-14,813,009
11	Equity Dividend to Parent		-151,000,000
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		-165,813,009
16	Balance Transferred from Income (Account 433 less Account 418.1)		97,628,957
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24			-823,623
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-823,623
30	Dividends Declared-Common Stock (Account 438)		
31			-77,010,817
32	Common Stock Held by Parent		-25,677,220
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-102,688,037
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		243,106,769

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		243,106,769
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		58,519,061
50	Equity in Earnings for Year (Credit) (Account 418.1)		22,062,201
51	(Less) Dividends Received (Debit)		
52	Equity Dividend to Parent and Sale of Subsidiary		-104,163,912
53	Balance-End of Year (Total lines 49 thru 52)		-23,582,650

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	119,691,158
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	136,077,707
5	Amortization of	
6	Nuclear Fuel	17,087,310
7	Other	2,129,324
8	Deferred Income Taxes (Net)	15,915,566
9	Investment Tax Credit Adjustment (Net)	-4,288,656
10	Net (Increase) Decrease in Receivables	25,797,548
11	Net (Increase) Decrease in Inventory	-5,738,127
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	1,590,590
14	Net (Increase) Decrease in Other Regulatory Assets	-7,373,014
15	Net Increase (Decrease) in Other Regulatory Liabilities	190,631
16	(Less) Allowance for Other Funds Used During Construction	3,616,116
17	(Less) Undistributed Earnings from Subsidiary Companies	22,062,201
18	Other:	
19	Other Operating Activities	-6,016,656
20		
21		
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	269,385,064
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-254,940,510
27	Gross Additions to Nuclear Fuel	-19,902,217
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	-298,877
30	(Less) Allowance for Other Funds Used During Construction	-3,616,116
31	Other: Hawthorn No. 5 partial insurance recovery	30,000,000
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-241,525,488
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	-32,560,100
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	-3,421,372
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.

(b) Bonds, debentures and other long-term debt.

(c) Include commercial paper.

(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other	-1,341,886
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-278,848,846
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	149,776,500
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	6,400,000
67	Other:	
68	Premium on Capital Stock-Equity Contribution from Great Plains Energy	39,000,000
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	195,176,500
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-80,000,000
74	Preferred Stock	-62,300
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79	Other Financing Activities	-1,731,936
80	Dividends on Preferred Stock	-1,235,746
81	Dividends on Common Stock	-102,688,037
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	9,458,481
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	-5,301
87		
88	Cash and Cash Equivalents at Beginning of Year	61,781
89		
90	Cash and Cash Equivalents at End of Year	56,480

Name of Respondent	This Report Is:	Date of Report	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Cormmission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Great Plains Energy Incorporated and Kansas City Power & Light Company separately file this combined Form 10-K. Information contained herein relating to an individual registrant is filed by such registrant on its own behalf. Each registrant makes representations only as to information relating to itself.

This report should be read in its entirety. No one section of the report deals with all aspects of the subject matter.

CAUTIONARY STATEMENTS REGARDING CERTAIN FORWARD-LOOKING INFORMATION

Statements made in this report that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the registrants are providing a number of important factors that could cause actual results to differ materially from provided forward-looking information. These important factors include:

- *future economic conditions in the regional, national and international markets*
- *state, federal and foreign regulation*
- *weather conditions including weather-related damage*
- *cost of fuel*
- *financial market conditions including, but not limited to, changes in interest rates*
- *inflation rates*
- *increased competition including, but not limited to, the deregulation of the electric utility industry and the entry of new competitors*
- *ability to carry out marketing and sales plans*
- *ability to achieve generation planning goals and the occurrence of unplanned generation outages*
- *nuclear operations*
- *ability to enter new markets successfully and capitalize on growth opportunities in nonregulated businesses*
- *adverse changes in applicable laws, regulations or rules governing environmental regulations (including air quality), tax or accounting matters*
- *delays in the anticipated in-service dates of additional generating capacity*
- *performance of projects undertaken by our non-regulated businesses and the success of efforts to invest in and develop new opportunities*
- *availability and cost of capital and*
- *other risks and uncertainties.*

This list of factors is not all-inclusive because it is not possible to predict all possible factors.

The following notes on pages 123 are a combined presentation for Great Plains Energy and consolidated KCP&L and are taken directly from the combined 2001 form 10-K filing and are presented on a consolidated basis. Financial statements in the FERC Form No. 1 are presented on an unconsolidated basis for KCP&L. Effective October 1, 2001, KCP&L completed its formation of the holding company and became a wholly owned subsidiary of Great Plains Energy. Additionally, KCP&L dividended to Great Plains Energy, its ownership in KLT Inc. and Great Plains Power Incorporated. See additional information regarding formation of the holding company throughout the notes on pages 123.

GREAT PLAINS ENERGY INCORPORATED
KANSAS CITY POWER & LIGHT COMPANY
Notes to Consolidated Financial Statements

The notes to consolidated financial statements that follow are a combined presentation for Great Plains Energy and consolidated KCP&L, both registrants under this filing. Effective October 1, 2001, KCP&L completed its formation of the holding company and became a wholly owned subsidiary of Great Plains Energy. Additionally, KCP&L dividended to Great Plains Energy, its ownership in KLT Inc. and GPP.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Great Plains Energy (The Company)
Great Plains Energy is a registered holding company under the PUHCA. Effective October 1, 2001, all outstanding KCP&L shares were exchanged one for one for shares of Great Plains Energy. The Great Plains Energy trading symbol "GXP" replaced the KCP&L trading symbol "KLT" on the New York Stock Exchange.

Effective October 1, 2001, KCP&L dividended its 100% ownership of KLT Inc. and GPP to Great Plains Energy. As a result, those companies are subsidiaries of Great Plains Energy and are not included in consolidated KCP&L's results of operations and financial position since that date.

Great Plains Energy's consolidated financial statements include consolidated KCP&L, KLT Inc. and GPP. The presentation of prior years results of operations and financial position for Great Plains Energy is provided for comparative purposes and is identical to the results of operations and financial position for consolidated KCP&L, prior to formation of the holding company, presented for those years. Intercompany balances and transactions have been eliminated in consolidation.

Consolidated KCP&L
KCP&L's consolidated financial statements include its wholly owned subsidiary HSS. In addition, KCP&L's consolidated results of operations include KLT Inc. and GPP for all periods prior to the October 1, 2001, formation of the holding company. KCP&L is a medium-sized, integrated electric utility with more than 474,000 customers at year-end in western Missouri and eastern Kansas. About 95% of KCP&L's retail electric revenues are from the Kansas City metropolitan area, an agribusiness center and major regional center for wholesale, retail and service companies. About 60% of KCP&L's 2001 retail megawatt-hour sales were to Missouri customers, the remainder to Kansas customers.

The rates charged by KCP&L are approved by the FERC and the state utility commissions, the MPSC and the KCC. The FERC regulates wholesale electricity operations and transmission rates and the state commissions regulate retail generation and distribution rates.

HSS, a wholly owned, unregulated subsidiary, owns 72% of RSAE, a consumer services company in Atlanta, Georgia. In 2001, HSS acquired majority ownership in RSAE and changed the method of accounting for RSAE from the equity method to consolidation. In addition, HSS owns all the stock of

Worry Free Service, Inc. (Worry Free). Worry Free assists residential customers in obtaining financing primarily for heating and air conditioning equipment.

KLT Inc. and GPP

KLT Inc., formed in 1992, is an investment company focusing on energy-related ventures that are unregulated with high growth potential. KLT Inc.'s major holdings consist of Strategic Energy, KLT Gas, and investments in affordable housing limited partnerships. GPP, formed in 2001, will be a competitive generator that will sell to the wholesale market.

The preparation of Great Plains Energy and KCP&L's consolidated financial statements conforms with GAAP. Additionally, KCP&L's consolidated financial statements conform with the standards set forth by the FERC. GAAP requires in certain instances the use of estimates and assumptions that affect amounts reported in the financial statements along with the disclosure of commitments and contingencies at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Current Assets and Current Liabilities—The stated value of financial instruments classified as current assets or liabilities approximates fair value due to the short-term nature of the instruments. At December 31, 2000, the equity securities were considered trading securities and therefore were recorded at fair value based on quoted market prices.

Investments and Nonutility Property—KCP&L's nuclear decommissioning trust fund is recorded at fair value. Fair value is based on quoted market prices of the investments held by the fund. The fair value of KLT Investments' affordable housing limited partnership total portfolio, based on the discounted cash flows generated by tax credits, tax deductions and sale of properties, approximates book value. The fair values of other various investments are not readily determinable and the investments are therefore stated at cost.

Long-term debt—The incremental borrowing rate for similar debt was used to determine fair value if quoted market prices were not available. The stated values approximate fair market values.

Investments in Affordable Housing Limited Partnerships

At December 31, 2001, KLT Investments had $81.1 million in affordable housing limited partnerships. About 68% of these investments were recorded at cost; the equity method was used for the remainder. Tax expense is reduced in the year tax credits are generated. The investments generate future cash flows from tax credits and tax losses of the partnerships. The investments also generate cash flows from the sales of the properties (estimated residual value). For most investments, tax credits are received over ten years. A change in accounting principle relating to investments made after May 19, 1995, requires the use of the equity method when a company owns more than 5% in a limited partnership investment. Of the investments recorded at cost, $52.9 million exceed this 5% level but were made before May 19, 1995.

On a quarterly basis, KLT Investments compares the cost of those properties accounted for by the cost method to the total of projected residual value of the properties and remaining tax credits to be received. Estimated residual values are based on studies performed by an independent firm. Based on the latest comparison, KLT Investments reduced its investments in affordable housing limited partnerships by $13.5 million in 2001 and $2.4 million in 2000. Projected annual reductions of the book cost for the years 2002 through 2006 total $9 million, $12 million, $8 million, $7 million and $6 million, respectively. Even after these reductions, earnings from affordable housing are expected to be positive for the next five years.

These projections are based on the latest information available but the ultimate amount and timing of actual reductions made could be significantly different from the above estimates.

Securities Available for Sale
In 2000, CellNet completed a sale of its assets to a third party causing KLT's investment in CellNet to become worthless. Accordingly, in March 2000, KLT Inc. realized losses on its investment in CellNet of $4.8 million before taxes ($0.05 per share). At December 31, 1999, $3.8 million before taxes of this loss had been reported as an unrealized loss in the Consolidated Statement of Comprehensive Income. These pre-tax amounts were reduced by taxes of $1.7 million in 2000 and $1.4 million in 1999.

Prior to realizing the losses, the investment in CellNet had been accounted for as securities available for sale and adjusted to market value, with unrealized gains or (losses) reported as a separate component of comprehensive income. The cost of these securities available for sale that KLT Investments II held as of December 31, 1999, was $4.8 million. Accumulated net unrealized losses were $2.3 million at December 31, 1999.

Utility Plant
KCP&L's utility plant is stated at historical costs of construction. These costs include taxes, an allowance for funds used during construction (AFDC) and payroll-related costs, including pensions and other fringe benefits. Replacements, improvements and additions to units of property are capitalized. Repairs of property and replacements of items not considered to be units of property are expensed as incurred (except as discussed under Wolf Creek Refueling Outage Costs). When property units are retired or otherwise disposed, the original cost, net of salvage and removal, is charged to accumulated depreciation.

Through December 31, 2001, KCP&L received $160 million in insurance recoveries related to property destroyed in the February 17, 1999, explosion at the Hawthorn No. 5 generating unit. Recoveries received have been recorded as an increase in accumulated depreciation.

AFDC represents the cost of borrowed funds and a return on equity funds used to finance construction projects. AFDC on borrowed funds reduces interest charges. AFDC on equity funds is included as a noncash item in Other income and expenses. The rates used to compute gross AFDC are compounded semi-annually and averaged 6.8% for 2001, 7.5% for 2000, and 7.7% for 1999.

Depreciation is computed using the straight-line method over the estimated lives of depreciable property based on rates approved by state regulatory authorities. Annual depreciation rates average about 3%.

Natural Gas Properties
KLT Gas follows the full cost method of accounting for its natural gas properties. Under the full cost method, all costs of acquisition, exploration and development of natural gas reserves are capitalized regardless of success. Any excess of book value plus costs to develop over the present value (10% discount rate) of estimated future net revenues (at year-end prices) from the natural gas reserves would be expensed.

Natural gas property and equipment included in the gas property and investments totaled $39.9 million, net of accumulated depreciation of $5.0 million, in 2001 and $18.1 million, net of accumulated depreciation of $1.1 million, in 2000.

Depletion, depreciation and amortization of these assets are calculated using the units of production method. The depletion per mmBtu was $1.35 for 2001, $0.63 for 2000 and $0.42 for 1999. Unproved gas properties are not amortized but are assessed for impairment either individually or on an aggregated basis. All natural gas property interests owned by KLT Gas are located in the United States.

Wolf Creek Refueling Outage Costs

KCP&L accrues forecasted incremental costs to be incurred during scheduled Wolf Creek refueling outages monthly over the unit's operating cycle, normally about 18 months. Estimated incremental costs, which include operating, maintenance and replacement power expenses, are based on budgeted outage costs and the estimated outage duration. Changes to or variances from those estimates are recorded when known or probable.

Nuclear Plant Decommissioning Costs

The MPSC and the KCC require KCP&L and the other owners of Wolf Creek to submit an updated decommissioning cost study every three years. The following table shows the decommissioning cost estimates and the escalation rates and earnings assumptions approved by the MPSC and the KCC in 2000. The decommissioning cost estimates are based on the immediate dismantlement method and include the costs of decontamination, dismantlement and site restoration. KCP&L does not expect plant decommissioning to start before 2025.

	KCC	MPSC
Future cost of decommissioning:		
Total Station	$1.2 billion	$1.5 billion
47% share	$554 million	$694 million
Current cost of decommissioning (in 1999 dollars):		
Total Station	$470 million	$470 million
47% share	$221 million	$221 million
Annual escalation factor	3.60%	4.50%
Annual return on trust assets	6.93%	7.66%

KCP&L contributes about $3 million annually to a tax-qualified trust fund to be used to decommission Wolf Creek. These costs are charged to other operating expenses and recovered in billings to customers. These funding levels assume a certain return on trust assets. If the actual return on trust assets is below the anticipated level, KCP&L believes a rate increase will be allowed ensuring full recovery of decommissioning costs over the remaining life of the unit.

The trust fund balance, including reinvested earnings, was $61.8 million at December 31, 2001, and $56.8 million at December 31, 2000. The related liabilities for decommissioning are included in Deferred Credits and Other Liabilities — Other.

In 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Under the new pronouncement, an entity must recognize as a liability the fair value of legal obligations associated with the retirement of long-lived assets. Management currently believes that nuclear decommissioning cost is the only significant legal retirement obligation.

After adoption of SFAS No. 143 in 2003, the asset retirement obligation for nuclear decommissioning would be recorded as a liability, currently estimated to be less than $100 million, with offsets to net utility plant and a regulatory asset. The amount recorded to the electric plant accounts will be depreciated over the remaining life of Wolf Creek. The associated liability will be increased for the passage of time (accretion) to operating expense. Trust fund income and losses from the external decommissioning trusts would be reported as investment income or loss. KCP&L does not anticipate results of operations to be significantly affected by the adoption of SFAS No. 143 as long as KCP&L is regulated. Regulatory assets or liabilities would be recorded when SFAS No. 143 is first adopted and then yearly for the difference between decommissioning expense determined by regulation and amounts required by SFAS No. 143.

Nuclear Fuel

KCP&L amortizes nuclear fuel to fuel expense based on the quantity of heat produced during generation of electricity. Under the Nuclear Waste Policy Act of 1982, the DOE is responsible for the permanent disposal of spent nuclear fuel. For the future disposal of spent nuclear fuel, KCP&L pays the DOE a quarterly fee of one-tenth of a cent for each kilowatt-hour of net nuclear generation delivered and sold. These disposal costs are charged to fuel expense.

A permanent disposal site will not be available for the industry until 2010 or later. Under current DOE policy, once a permanent site is available, the DOE will accept spent nuclear fuel first from the owners with the oldest spent fuel. As a result, disposal services for Wolf Creek will not be available before 2016. Wolf Creek has an on-site, temporary storage facility for spent nuclear fuel. In early 2000, Wolf Creek completed replacement of spent fuel storage racks to increase its on-site storage capacity for all spent fuel expected to be generated by Wolf Creek through the end of its licensed life in 2025.

Regulatory Assets

SFAS No. 71, "Accounting for Certain Types of Regulation", applies to regulated entities whose rates are designed to recover the costs of providing service. Under this statement, KCP&L defers on the balance sheet items when allowed by a commission's rate order or when it is probable, based on regulatory past practices, that future rates will recover the amortization of the deferred costs. If SFAS No. 71 were not applicable, the unamortized balance of $124.4 million of KCP&L's regulatory assets, net of the related tax benefit, would be written off.

	December 31, 2001	Amortization ending period
Regulatory Assets	(millions)	
Recoverable taxes	$ 108.0	
Coal contract termination costs	6.4	2003
Decommission and decontaminate federal uranium enrichment facilities	3.9	2007
Premium on redeemed debt	5.1	2023
Other	1.0	2006
Total Regulatory Assets	$ 124.4	

Revenue Recognition

KCP&L and Strategic Energy use cycle billing and accrue estimated unbilled revenue at the end of each month. When Strategic Energy is arranging supply for retail customers, excess supply in certain time periods may occur. To reduce the total cost of providing energy to its retail customers, Strategic Energy sells the excess retail supply. The sale of excess retail supply is recorded in the consolidated statements of income as a reduction of purchased power. The gross amount of such excess retail supply sales was approximately $95.6 million in 2001, $29.5 million in 2000 and $7.2 million in 1999. KLT Gas records natural gas sales revenues based on the amount of gas sold to purchasers on its behalf.

Property Gains and Losses
Net gains and losses from the sales of assets, businesses, and net asset impairments are recorded in operating expenses. See Note 17 for additional information regarding the net impairment of DTI assets.

Asset Impairments
Long-lived assets, including intangibles, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent that there is impairment, analysis is performed based on several criteria, including but not limited to revenue trends, discounted operating cash flows and other operating factors, to determine the impairment amount.

Income Taxes
The balance sheet includes deferred income taxes for all temporary differences between the tax basis of an asset or liability and that reported in the financial statements. These deferred tax assets and liabilities are determined by using the tax rates scheduled by the tax law to be in effect when the differences reverse. A tax valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized.

Regulatory Asset — Recoverable taxes mainly reflects the future revenue requirements necessary to recover the tax benefits of existing temporary differences previously passed through to KCP&L customers. KCP&L records operating income tax expense based on ratemaking principles. However, if the method used for the balance sheet were reflected in the income statement, net income would remain the same.

Tax credits are recognized in the year generated except for certain KCP&L investment tax credits that have been deferred and amortized over the remaining service lives of the related properties.

Environmental Matters
Environmental costs are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated.

Basic and Diluted Earnings per Common Share Calculation
There is no dilutive effect on Great Plains Energy's earnings per share from other securities in 2001, 2000 or 1999. To determine earnings per common share, preferred stock dividend requirements are subtracted from both income before extraordinary item and cumulative effect of changes in accounting principles and net income before dividing by average number of common shares outstanding. The earnings per share impact of the extraordinary item and the cumulative effect of changes in accounting principles is determined by dividing each by the average number of common shares outstanding.

Earnings per share for KCP&L and Great Plains Energy are the same for the years 2000 and 1999, prior to the formation of the holding company.

2. SUPPLEMENTAL CASH FLOW INFORMATION

Great Plains Energy Other Operating Activities

	2001	2000	1999
		(thousands)	
Cash flows affected by changes in:			
Receivables	$ (32,680)	$ (42,565)	$ (1,417)
Fuel inventories	(1,444)	1,787	(3,840)
Materials and supplies	(4,294)	(113)	(926)
Accounts payable	9,495	66,765	6,545
Accrued taxes	(31,133)	13,430	(14,653)
Accrued interest	667	(2,865)	(7,962)
Wolf Creek refueling outage accrual	11,089	(5,166)	(5,259)
Pension and postretirement benefit obligations	(22,577)	(12,653)	1,939
Other	33,521	4,593	(12,213)
Total other operating activities	$ (37,356)	$ 23,213	$ (37,786)
Cash paid during the period:			
Interest	$ 84,907	$ 76,395	$ 74,520
Income taxes	$ 21,614	$ 80,445	$ 52,300

During the first quarter of 2001, because KLT Telecom increased its equity ownership in DTI to a majority ownership, DTI was consolidated. On December 31, 2001, DTI filed voluntary petitions in Bankruptcy Court. See Note 17 for details regarding the bankruptcy. Beginning February 8, 2001, through December 31, 2001, prior to the bankruptcy, DTI's operations were included in KLT Telecom's results of operations.

The table below reflects a reconciliation of DTI's effect on Great Plains Energy's consolidated statement of cash flows for the year ended December 31, 2001, to the cash invested in DTI during 2001.

	(thousands)	
Cash Flows from Operating Activities		
Amounts included in net income (loss)	$(248,437)	
Depreciation	17,907	
Goodwill amortization	2,481	
Loss on property (net impairment)	195,835	
Other operating activities		
Accretion of Senior Discount Notes and amortization of the discount	16,364	
Other	1,719	
DTI adjustment to operating activities	234,306	
Net cash from operating activities		$ (14,131)
Cash Flows from Investing Activities		
Purchase of additional ownership in DTI	(39,855)	
Purchase of nonutility property	(33,648)	
Loans to DTI prior to consolidation	(94,000)	
Other investing activities	3,002	
DTI effect on cash from investing activities		(164,501)
Cash Flows from Financing Activities		
DTI effect on cash from financing activities		(2,223)
Cash flows from DTI investment		$ (180,855)
Cash invested in DTI		
Loan to DTI Holdings	$ (94,000)	
Operating loans to Digital Teleport, Inc.	(47,000)	
Purchase of additional ownership in DTI	(39,855)	
Cash used for DTI investment		$ (180,855)

Consolidated KCP&L Other Operating Activities

	2001	2000	1999
		(thousands)	
Cash flows affected by changes in:			
Receivables	$ (43,604)	$ (42,565)	$ (1,417)
Fuel inventories	(1,444)	1,787	(3,840)
Materials and supplies	(4,294)	(113)	(926)
Accounts payable	(14,878)	66,765	6,545
Accrued taxes	(1,995)	13,430	(14,653)
Accrued interest	610	(2,865)	(7,962)
Wolf Creek refueling outage accrual	11,089	(5,166)	(5,259)
Pension and postretirement benefit obligations	(22,577)	(12,653)	1,939
Other	41,771	4,593	(12,213)
Total other operating activities	$ (35,322)	$ 23,213	$ (37,786)
Cash paid during the period:			
Interest	$ 82,867	$ 76,395	$ 74,520
Income taxes	$ 21,470	$ 80,445	$ 52,300

As described in note 1, KCP&L dividended its ownership in KLT Inc. and GPP to Great Plains Energy on October 1, 2001. The effect of this transaction on KCP&L's consolidated statement of cash flows for the year ended December 31, 2001, is summarized in the table that follows.

Effect of dividend to Great Plains Energy:	October 1, 2001	
	(thousands)	
Assets		
Cash	$ 19,115	
Equity securities	283	
Receivables	101,539	
Nonutility property and investments	529,121	
Goodwill	75,534	
Other assets	8,542	
Total assets		$ 734,134
Liabilities and Accumulated Other Comprehensive Income		
Notes payable	$ 3,077	
Accounts payable	67,853	
Accrued taxes	(1,050)	
Accrued interest	1,878	
Deferred income taxes	(23,868)	
Deferred telecommunications revenue	45,595	
Other liabilities and deferred credits	54,340	
Long-term debt	329,788	
Accumulated other comprehensive income	(13,455)	
Total liabilities and accumulated other comprehensive income		464,158
Equity dividend of KLT Inc. and GPP to Great Plains Energy		$ 269,976

During the first quarter of 2001, KLT Telecom increased its equity ownership in DTI to a majority ownership and HSS increased its equity ownership in RSAE to a majority ownership. The effect of these transactions is summarized in the tables that follow. The initial consolidation of DTI (February 8, 2001) and RSAE (January 1, 2001) are not reflected in KCP&L's consolidated statement of cash flows for the year ended December 31, 2001.

	DTI	RSAE
	(thousands)	
Cash paid to obtain majority ownership	$ (39,855)	$ (560)
Subsidiary cash	4,557	1,053
Purchase of DTI and RSAE, net of cash received	$ (35,298)	$ 493
Initial consolidation of subsidiaries:		
Assets		
Cash	$ 4,557	$ 1,053
Receivables	1,012	4,078
Other nonutility property and investments	363,825	6,267
Goodwill	62,974	24,496
Other assets	5,143	3,919
Eliminate equity investment	(67,660)	(7,200)
Total assets	$ 369,851	$ 32,613
Liabilities		
Notes payable	$ 5,300	$ 10,057
Accounts payable	31,299	6,219
Accrued taxes	2,414	24
Deferred income taxes	7,437	-
Other liabilities and deferred credits	46,531	13,418
Loan from KLT Telecom [(a)]	94,000	-
Long-term debt	182,870	2,895
Total liabilities	$ 369,851	$ 32,613

(a) KLT Telecom provided a $94 million loan to DTI for the completion of the tender offer of 50.4 percent of DTI's Senior Discount Notes prior to increasing its DTI investment to a majority ownership.

Sales of KLT Gas properties

KLT Gas sold producing natural gas properties to Evergreen Resources, Inc. (Evergreen) and Barrett Resources Corporation during 2000. The transactions are summarized in the table below.

	2000
	(thousands)
Cash proceeds	$ 125,958
Preferred stock redeemed [(a)]	100,000
Total cash proceeds	225,958
Equity securities	10,000
Receivable	1,243
Total proceeds	237,201
Cost basis in property sold	(87,785)
Accounts payable [(b)]	(23,168)
Other assets and liabilities [(b)]	(15,670)
Gain on sale before income tax	110,578
Income tax	(42,606)
Gain on sale, net of income tax	$ 67,972

(a) The preferred stock received in September 2000 was redeemed in December 2000.
(b) Includes $7.9 million of incentive compensation.

As part of the sales transactions, KLT Gas received additional Evergreen shares valued at $4 million in December 2000 because of the increase in natural gas futures. The Evergreen common stock was considered a trading security and recorded at fair value at December 31, 2000.

3. PENSION PLANS AND OTHER EMPLOYEE BENEFITS

Changes in Pension Accounting Principles

Effective January 1, 2000, KCP&L changed its methods of amortizing unrecognized net gains and losses and determination of expected return related to its accounting for pension expense. These changes were made to reflect more timely in pension expense the gains and losses incurred by the pension funds.

At the time KCP&L originally adopted the standards governing accounting for pensions, it chose the following accounting methods that would minimize fluctuations in pension expense:

- Recognized gains and losses if, as of the beginning of the year, the unrecognized net gain or loss exceeded 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization was required, amortization was the excess divided by the average remaining service period, approximately 15 years, of active employees expected to receive benefits under the plan. This method resulted in minimal gains being amortized.
- Determined the expected return by multiplying the long-term rate of return times the market-related value. KCP&L determined market-related value by recognizing changes in fair value of plan assets over a five-year period.

KCP&L has changed the above accounting methods to the following:

- Recognize gains and losses by amortizing over a five-year period the rolling five-year average of unamortized gains and losses.
- Determine the expected return by multiplying the long-term rate of return times the fair value of plan assets.

Adoption of the new methods of accounting for pensions has led and will continue to lead to greater fluctuations in pension expense in the future. The following table details the effects of the adoption of the new methods of accounting for pensions.

	Changes in Method of Accounting for Pensions [a]				
	Amortization of Gains and Losses	Expected Return	Total	Reductions[b]	Net Total
	(millions except per share amounts)				
Cumulative effect of change in method of accounting:					
Income	$ 21.4	$ 13.6	$ 35.0	$ (4.9)	$ 30.1
Basic and diluted earnings per common share	$ 0.35	$ 0.22	$ 0.57	$ (0.08)	$ 0.49
Year 2000 earnings effect of change in method of accounting:					
Income	$ 4.1	$ 2.0	$ 6.1	$ (1.1)	$ 5.0
Basic and diluted earnings per common share	$ 0.07	$ 0.03	$ 0.10	$ (0.02)	$ 0.08
Prior year's earnings effect of change in method of accounting if the change had been made January 1, 1999:					
1999					
Income	$ 4.4	$ 1.1	$ 5.5	$ (1.0)	$ 4.5
Basic and diluted earnings per common share	$ 0.07	$ 0.02	$ 0.09	$ (0.02)	$ 0.07

[a] All changes are increases to income or earnings per common share and are after income taxes.

[b] The Reductions column reflects the effects of capitalization and sharing with joint-owners of power plants.

Pension Plans and Other Employee Benefits

KCP&L has defined benefit pension plans for its employees, including officers and Wolf Creek employees. Benefits under these plans reflect the employees' compensation, years of service and age at retirement. KCP&L satisfies the minimum funding requirements under the Employee Retirement Income Security Act of 1974.

During 2001, the plans, other than those at Wolf Creek, were amended resulting in an increase to the benefit obligation of $6.8 million. The increase was due primarily to an amendment to the non-management plan, which improved benefits to employees with at least thirty years of service who elected lump sum distributions.

During 2000, the plans were amended, except for those at Wolf Creek, which resulted in a $42.0 million increase in the benefit obligation. The amendments changed the mortality tables used and added enhanced benefit options. The enhancements include improved early retirement benefits for employees who retire after their age plus their years of service equals at least 85. The options also include lump sum distributions. During 2001, the plans experienced lump sum distributions related to these enhancements in excess of $33.0 million.

Primarily as a result of the significant decline in the market value of plan assets, KCP&L recorded an additional minimum pension liability of $20.0 million offset by an increase of $18.3 million in intangible assets and $1.7 million in other comprehensive income.

In addition to providing pension benefits, KCP&L provides certain postretirement health care and life insurance benefits for substantially all retired employees. KCP&L accrues the cost of postretirement health care and life insurance benefits during an employee's years of service and recovers these accruals through rates. KCP&L funds the portion of net periodic postretirement benefit costs that are tax deductible. Beginning in 2001, management employees who resign with 25 years or more of service are eligible for life insurance benefits.

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
	(thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	$ 411,960	$ 334,939	$ 36,858	$ 31,910
Service cost	11,152	9,384	729	547
Interest cost	31,905	26,538	2,918	2,543
Contribution by participants	-	-	459	243
Amendments	6,790	42,025	960	-
Actuarial (gain) loss	22,853	26,504	3,185	4,997
Benefits paid	(28,807)	(27,116)	(3,432)	(2,980)
Benefits paid by KCP&L	(1,381)	(314)	(454)	(402)
Settlements	(33,346)	-	-	-
Benefit obligation at end of year (a)	$ 421,126	$ 411,960	$ 41,223	$ 36,858

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
	(thousands)			
Change in plan assets				
Fair value of plan assets at beginning of year	$ 564,947	$ 453,150	$ 8,096	$ 7,100
Actual return on plan assets	(112,397)	137,684	601	225
Contributions by employer and participants	1,017	1,229	4,193	3,751
Benefits paid	(28,807)	(27,116)	(3,432)	(2,980)
Settlements	(29,745)	-	-	-
Fair value of plan assets at end of year	$ 395,015	$ 564,947	$ 9,458	$ 8,096
Prepaid (accrued) benefit cost				
Funded status	$ (26,111)	$ 152,987	$(31,765)	$(28,762)
Unrecognized actuarial (gain) loss	58,686	(138,818)	4,649	1,692
Unrecognized prior service cost	47,296	44,960	1,282	400
Unrecognized transition obligation	(230)	(2,253)	12,919	14,093
Net prepaid (accrued) benefit cost	$ 79,641	$ 56,876	$(12,915)	$(12,577)
Amounts recognized in the consolidated balance sheets				
Prepaid benefit cost	$ 88,337	$ 68,342	$ -	$ -
Accrued benefit cost	(8,696)	(11,466)	(12,915)	(12,577)
Minimum pension liability adjustment	(19,994)	-	-	-
Intangible asset	18,303	-	-	-
Accumulated other comprehensive income	1,691	-	-	-
Net amount recognized in statements	$ 79,641	$ 56,876	$(12,915)	$(12,577)

(a) Based on weighted-average discount rates of 7.25% in 2001 and 8.0% in 2000; and increases in future salary levels of 4.1% in 2001 and 2000.

	Pension Benefits			Other Benefits		
	2001	2000	1999	2001	2000	1999
	(thousands)					
Components of net periodic Benefit cost						
Service cost	$ 11,152	$ 9,384	$ 10,983	$ 729	$ 547	$ 678
Interest cost	31,905	26,538	25,446	2,918	2,543	2,493
Expected return on plan assets	(48,967)	(39,571)	(31,263)	(403)	(361)	(348)
Amortization of prior service cost	3,884	488	498	78	78	77
Recognized net actuarial loss (gain)	(11,333)	(5,913)	896	32	2	51
Transition obligation	(2,023)	(2,072)	(2,072)	1,174	1,174	1,175
Net settlements	(1,738)	-	-	-	-	-
Net periodic benefit cost	$(17,120)	$(11,146)	$ 4,488	$ 4,528	$ 3,983	$ 4,126

Long-term rates of return on pension assets of 9.0% to 9.25% were used.

The pension benefits table above provides information relating to the funded status of all defined benefit pension plans on an aggregate basis. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets was $213.4 million, $176.3 million, and $234.3 million, respectively, as of December 31, 2001, and $404.1 million, $342.6 million, and $564.9 million, respectively, as of December 31, 2000. Net periodic benefit costs reflect total plan benefit costs prior to the effects of capitalization and sharing with joint-owners of power plants.

Actuarial assumptions include an increase in the annual health care cost trend rate for the year 2001 and thereafter of 5.3%. The health care plan requires retirees to share in the cost when premiums exceed a certain amount. An increase or decrease in the assumed health care cost trend rate by 1% per year would only increase or decrease the benefit obligation as of December 31, 2001, by about $2,000,000 and the combined service and interest costs of the net periodic postretirement benefit cost for 2001 by about $200,000.

Employee Savings Plans
KCP&L has a defined contribution savings plan that covers substantially all employees. The Company matches employee contributions, subject to limits. The annual cost of the plan was $2.9 million during both 2001 and 2000, and $2.8 million during 1999.

Stock Options
The Company has a long-term incentive plan that permits the grant of restricted stock, stock options, limited stock appreciation rights and performance shares to officers and other employees of the Company and its subsidiaries. The maximum number of shares of Great Plains Energy common stock that may be issued under the plan is 3.0 million.

Stock Options Granted 1992 – 1996
The exercise price of stock options granted equaled the market price of the Company's common stock on the grant date. One-half of all options granted vested one year after the grant date, the other half vested two years after the grant date. An amount equal to the quarterly dividends paid on Great Plains Energy's common stock shares (dividend equivalents) accrues on the options for the benefit of option holders. The option holders are entitled to stock for their accumulated dividend equivalents only if the options are exercised when the market price is above the exercise price. At December 31, 2001, the market price of Great Plains Energy's common stock was $25.20, which exceeded the grant price for two of the three years that options granted were still outstanding. Unexercised options expire ten years after the grant date.

KCP&L follows Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for this plan. KCP&L recognizes annual expense equal to accumulated and reinvested dividends plus the impact of the change in stock price since the grant date. KCP&L expensed $(0.3) million in 2001, $1.1 million in 2000 and $(1.1) million in 1999.

Even though KCP&L follows APB Opinion 25, SFAS No. 123, "Accounting for Stock-Based Compensation" requires certain disclosures regarding expense and value of options granted using the fair-value method. KCP&L has expensed approximately the same amount as required by FASB 123. For options outstanding at December 31, 2001, grant prices range from $20.6250 to $26.1875 and the weighted-average remaining contractual life is 3.6 years.

Stock option activity over the last three years is summarized below:

	2001		2000		1999	
	Shares	Price*	Shares	Price*	Shares	Price*
Outstanding at January 1	88,500	$23.57	89,875	$23.57	97,875	$23.41
Exercised	31,125	23.27	(1,375)	23.88	-	-
Canceled	-	-	-	-	(8,000)	21.63
Outstanding at December 31	57,375	$23.73	88,500	$23.57	89,875	$23.57
Exercisable as of December 31	57,375	$23.73	88,500	$23.57	89,875	$23.57

*weighted-average price

Stock Options Granted 2001

In 2001, 193,000 stock options were granted under the plan at the fair market value of the shares on the grant date. The options vest three years after the grant date and expire in ten years if not exercised. Exercise prices range from $25.32 to $25.98.

Great Plains Energy follows APB Opinion 25 to account for these options. No compensation cost is recognized because the option exercise price is equal to the market price of the underlying stock on the date of grant. Had compensation cost for the plan been recorded based on the fair value at the grant dates for awards as prescribed by SFAS No. 123, pro forma net income and earnings per share would not have been materially different than reported for 2001.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used to estimate the fair value of options granted in 2001: dividend yield of 6.37%; expected stock price volatility of 25.879%; risk-free interest rate of 5.53% and expected life of option of 9.2 years.

In 2001, 144,500 performance shares were awarded. The issuance of performance shares is contingent upon achievement, over a four-year period, of company and individual performance goals. Performance shares have an intrinsic value equal to the market price of a share on the date of grant. Pursuant to APB 25, expense is accrued for performance shares over the period services are performed, if attainment of the performance goals appears probable. As a result of the Company's 2001 results of operations, no compensation expense was recognized in 2001 related to the performance shares.

4. INCOME TAXES

Income tax expense consisted of the following:

Great Plains Energy	2001	2000	1999
Current income taxes:		(thousands)	
Federal	$(32,628)	$ 76,076	$ 31,439
State	1,304	10,928	2,978
Total	(31,324)	87,004	34,417
Deferred income taxes:			
Federal	9,785	(9,846)	(23,313)
State	(943)	(469)	(3,471)
Total	8,842	(10,315)	(26,784)
Investment tax credit amortization	(4,289)	(4,296)	(4,453)
Total income tax expense	(26,771)	72,393	3,180
Less: Deferred taxes on the cumulative effect of changes in accounting principles	-	19,227	-
Deferred taxes on early extinguishment of debt	9,143	-	-
Total	$(35,914)	$ 53,166	$ 3,180

Consolidated KCP&L	2001	2000	1999
Current income taxes:		(thousands)	
Federal	$17,601	$ 76,076	$ 31,439
State	4,109	10,928	2,978
Total	21,710	87,004	34,417
Deferred income taxes:			
Federal	18,968	(9,846)	(23,313)
State	3,042	(469)	(3,471)
Total	22,010	(10,315)	(26,784)
Investment tax credit amortization	(4,289)	(4,296)	(4,453)
Total income tax expense	39,431	72,393	3,180
Less: Deferred taxes on the cumulative effect of changes in accounting principles	-	19,227	-
Deferred taxes on early extinguishment of debt	9,143	-	-
Total	$ 30,288	$ 53,166	$ 3,180

The effective income tax rates differed from the statutory federal rates mainly due to the following:

Great Plains Energy	2001	2000	1999
Federal statutory income tax rate	(35.0)%	35.0 %	35.0 %
Differences between book and tax depreciation not normalized	1.4	0.7	6.9
Proposed IRS Adjustment (see Note 18)	-	4.6	-
Amortization of investment tax credits	(8.4)	(1.9)	(5.2)
Federal income tax credits	(41.6)	(9.2)	(26.4)
State income taxes	0.5	2.9	(0.4)
Merger expenses	-	-	(3.8)
Valuation allowance	31.0	-	-
Other	(0.5)	(0.8)	(2.4)
Effective income tax rate	(52.6)%	31.3 %	3.7 %

Consolidated KCP&L	2001	2000	1999
Federal statutory income tax rate	35.0 %	35.0 %	35.0 %
Differences between book and tax depreciation not normalized	0.5	0.7	6.9
Proposed IRS Adjustment (see Note 18)	-	4.6	-
Amortization of investment tax credits	(2.7)	(1.9)	(5.2)
Federal income tax credits	(10.6)	(9.2)	(26.4)
State income taxes	2.9	2.9	(0.4)
Merger expenses	-	-	(3.8)
Other	(0.3)	(0.8)	(2.4)
Effective income tax rate	24.8 %	31.3 %	3.7 %

The tax effects of major temporary differences resulting in deferred tax assets and liabilities in the balance sheets are as follows:

	Great Plains Energy		Consolidated KCP&L	
December 31	2001	2000	2001	2000
	(thousands)			
Plant related	$533,521	$530,600	$533,521	$530,600
Recoverable taxes	42,000	45,000	42,000	45,000
Pension and postretirement benefits	21,474	10,544	21,474	10,544
Tax credit carryforwards	(19,183)	-	-	-
Gas properties related	(9,535)	(21,071)	-	(21,071)
Nuclear fuel outage	(5,061)	(737)	(5,061)	(737)
AMT credit	(4,258)	-	-	-
Other	14,906	25,147	33,704	25,147
Net deferred tax liability before valuation allowance	573,864	589,483	625,638	589,483
Valuation allowance (see Note 17)	15,779	-	-	-
Net deferred tax liability	$589,643	$589,483	$625,638	$589,483

The net deferred income tax liability consisted of the following:

	Great Plains Energy		Consolidated KCP&L	
December 31	2001	2000	2001	2000
	(thousands)			
Gross deferred income tax assets	$(125,413)	$ (97,418)	$ (73,640)	$ (97,418)
Gross deferred income tax liabilities	715,056	686,901	699,278	686,901
Net deferred income tax liability	$ 589,643	$589,483	$625,638	$589,483

5. RELATED PARTY TRANSACTIONS AND RELATIONSHIPS

On September 30, 2000, KLT Energy Services exercised an option to purchase 1,411,765 shares of Bracknell Corporation (Bracknell) common stock owned by Reardon Capital, L.L.C. (Reardon). KLT Energy Services received 1,136,789 common shares of Bracknell at $4.25 per share and a warrant to purchase the remaining 274,976 shares at an exercise price of $4.25 per share. On that date, the closing price of Bracknell stock was $6.80 per share. Reardon had granted the option to KLT Energy Services in connection with the acquisition by Bracknell of an investment owned by KLT Energy Services and Reardon. In May 2001, KLT Energy Services exercised its warrant for 274,976 shares at $4.25 per share and sold 278,600 shares of Bracknell common stock in June 2001 at $4.48 per share.

KLT Energy Services classified its investment in Bracknell as a trading security and reflected such investment at its market price. At December 31, 2000, the market value of KLT Energy Service's investment in Bracknell was $6.2 million or $5.56 per Bracknell share. In November 2001, Bracknell common stock ceased trading at a last sale price of $0.13 per share. As a result, during 2001, KLT Energy Services wrote off its investment in Bracknell.

Gregory Orman, President and Chief Executive Officer of KLT Energy Services owns 55% of the membership interests of Reardon in addition to 740,000 common shares (approximately 1%) of Bracknell. At December 31, 2001, Bracknell common stock is no longer traded.

In January of 1997, KLT Energy Services acquired approximately 71% of Custom Energy from Environmental Lighting Concepts. In February of 1999, Custom Energy acquired 100% of the outstanding ownership interest in Strategic Energy in exchange for 25% of the ownership interest in Custom Energy. Through a series of transactions, KLT Energy Services has increased its indirect ownership position in Strategic Energy to approximately 83% as of December 31, 2001. Environmental Lighting Concepts continues to own a 5.8% indirect ownership interest in Strategic Energy. Gregory Orman holds a 67% interest in Environmental Lighting Concepts.

6. COMMITMENTS AND CONTINGENCIES

Nuclear Liability and Insurance

Liability Insurance

The Price-Anderson Act currently limits the combined public liability of nuclear reactor owners to $9.5 billion for claims that could arise from a single nuclear incident. The owners of Wolf Creek (the Owners) carry the maximum available commercial insurance of $0.2 billion. Secondary Financial Protection, an assessment plan mandated by the NRC, provides insurance for the $9.3 billion balance.

Under Secondary Financial Protection, if there were a catastrophic nuclear incident involving any of the nation's licensed reactors, the Owners would be subject to a maximum retrospective assessment per incident of up to $88 million ($41 million, KCP&L's share). The Owners are jointly and severally liable for these charges, payable at a rate not to exceed $10 million ($5 million, KCP&L's share) per incident per year, excluding applicable premium taxes. The assessment, most recently revised in 1998, is subject to an inflation adjustment every five years based on the Consumer Price Index.

Property, Decontamination, Premature Decommissioning and Extra Expense Insurance

The Owners also carry $2.8 billion ($1.3 billion, KCP&L's share) of property damage, decontamination and premature decommissioning insurance for loss resulting from damage to the Wolf Creek facilities. NEIL provides this insurance.

In the event of an accident, insurance proceeds must first be used for reactor stabilization and NRC mandated site decontamination. KCP&L's share of any remaining proceeds can be used for further decontamination, property damage restoration and premature decommissioning costs. Premature decommissioning coverage applies only if an accident at Wolf Creek exceeds $500 million in property damage and decontamination expenses, and only after trust funds have been exhausted (see Note 1 – Nuclear Plant Decommissioning Costs).

The Owners also carry additional insurance from NEIL to cover costs of replacement power and other extra expenses incurred in the event of a prolonged outage resulting from accidental property damage at Wolf Creek.

Under all NEIL policies, KCP&L is subject to retrospective assessments if NEIL losses, for each policy year, exceed the accumulated funds available to the insurer under that policy. The estimated maximum amount of retrospective assessments to KCP&L under the current policies could total about $10.7 million.

In the event of a catastrophic loss at Wolf Creek, the insurance coverage may not be adequate to cover property damage and extra expenses incurred. Uninsured losses, to the extent not recovered through rates, would be assumed by KCP&L and could have a material, adverse effect on its financial condition, results of operations and cash flows.

Low-Level Waste

The Low-Level Radioactive Waste Policy Amendments Act of 1985 mandated that the various states, individually or through interstate compacts, develop alternative low-level radioactive waste disposal facilities. The states of Kansas, Nebraska, Arkansas, Louisiana and Oklahoma formed the Central Interstate Low-Level Radioactive Waste Compact and selected a site in northern Nebraska to locate a disposal facility. WCNOC and the owners of the other five nuclear units in the compact provided most of the pre-construction financing for this project. KCP&L's net investment on its books at December 31, 2001 and 2000, was $7.4 million.

Significant opposition to the project has been raised by Nebraska officials and residents in the area of the proposed facility, and attempts have been made through litigation and proposed legislation in Nebraska to slow down or stop development of the facility. On December 18, 1998, the application for a license to construct this project was denied. This issue is being addressed in the courts. The passage of time, along with the appointment of a new state administration in Nebraska, has increased the chances for reversal of the license denial.

In May 1999, the Nebraska legislature passed a bill withdrawing Nebraska from the Compact. In August 1999, the Nebraska governor gave official notice of the withdrawal to the other member states. Withdrawal will not be effective for five years and will not, of itself, nullify the site license proceeding.

Environmental Matters

KCP&L's operations are subject to regulation by federal, state and local authorities with regard to air and other environmental matters. The generation and transmission of electricity produces and requires disposal of certain hazardous products which are subject to these laws and regulations. In addition to imposing continuing compliance obligations, these laws and regulations authorize the imposition of substantial penalties for noncompliance, including fines, injunctive relief and other sanctions. Failure to comply with these laws and regulations could have a material adverse affect on KCP&L.

KCP&L operates in an environmentally responsible manner and seeks to use current technology to avoid and treat contamination. KCP&L regularly conducts environmental audits designed to ensure compliance with governmental regulations and to detect contamination. Governmental bodies, however, may impose additional or more rigid environmental regulations that could require substantial changes to operations or facilities at a significant cost. Expenditures made in 2001 to comply with environmental laws and regulations were not material in amount and are not expected to be material in the upcoming years with the exception of the issues discussed below.

Monitoring Equipment and Certain Air Toxic Substances
In July 2000, the National Research Council published its findings of a study under the Clean Air Act which stated that power plants that burn fossil fuels, particularly coal, generate the greatest amount of mercury emissions. As a result, in December 2000, the EPA announced it would propose Maximum Achievable Control Technology (MACT) requirements to reduce mercury emissions by December 2003 and issue final rules by December 2004. KCP&L cannot predict the likelihood or compliance costs of such regulations.

Air Particulate Matter
In July 1997, the EPA revised ozone and particulate matter air quality standards creating a new eight-hour ozone standard and establishing a new standard for particulate matter less than 2.5 microns in diameter. These standards were challenged in the U. S. Court of Appeals for the District of Columbia (Appeals Court) that decided against the EPA. Upon appeal, the U. S. Supreme Court reviewed the standards and remanded the case back to the Appeals Court for further review, including a review of whether the standards were arbitrary and capricious. The Appeals Court has not rendered a decision, and the new particulate standards have not been finalized. Without implementation of the regulations, the outcome cannot be determined, but the impact on KCP&L and all other utilities that use fossil fuels could be substantial. In addition, the EPA is conducting a three-year study of fine particulate ambient air levels. Until this testing and review period has been completed, KCP&L cannot determine additional compliance costs, if any, associated with the new particulate regulations.

Nitrogen Oxide
The EPA announced in 1998 regulations implementing reductions in NO_x emissions. These regulations initially called for 22 states, including Missouri, to submit plans for controlling NO_x emissions. The regulations require a significant reduction in NO_x emissions from 1990 levels at KCP&L's Missouri coal-fired plants by the year 2003.

In December 1998, KCP&L and several other western Missouri utilities filed suit against the EPA over the inclusion of western Missouri in the NO_x reduction program based on the 1-hour NO_x standard. On March 3, 2000, a three-judge panel of the District of Columbia Circuit of the U.S. Court of Appeals sent the NO_x rules related to Missouri back to the EPA, stating the EPA failed to prove that fossil plants in the western part of Missouri significantly contribute to ozone formation in downwind states. On March 5, 2001, the U.S. Supreme Court denied certiorari, making the decision of the Court of Appeals final. This decision will likely delay the implementation of new NO_x regulations by the EPA in the western portion of Missouri for some time.

If required to be implemented, KCP&L would need to incur significant capital costs, purchase power or purchase NO_x emission allowances. Preliminary analysis of the regulations indicates that selective catalytic reduction technology, as well as other changes, may be required for some of the KCP&L units. Currently, KCP&L estimates that additional capital expenditures to comply with these regulations could range from $40 million to $60 million. Operations and maintenance expenses could also increase by more than $2.5 million per year. KCP&L continues to refine these preliminary estimates and explore alternatives. The ultimate cost of these regulations, if any, could be significantly different from the amounts estimated above.

Carbon Dioxide

At a December 1997 meeting in Kyoto, Japan, delegates from 167 nations, including the United States, agreed to a treaty (Kyoto Protocol) that would require a seven percent reduction in United States CO_2 emissions below 1990 levels. Although the United States agreed to the Kyoto Protocol, the treaty has not been sent to Congress for ratification. The financial impact on KCP&L of future requirements in the reduction of CO_2 emissions cannot be determined until specific regulations are adopted.

Nuclear Fuel Commitments

As of December 31, 2001, KCP&L's portion of Wolf Creek nuclear fuel commitments included $22.7 million for enrichment through 2006, $57.5 million for fabrication through 2025 and $3.8 million for uranium and conversion through 2003.

Coal Contracts

KCP&L's share of coal purchased under existing contracts was $44.6 million in 2001, $31.1 million in 2000, and $33.3 million in 1999. Under these coal contracts, KCP&L's remaining share of purchase commitments totals $65.7 million. Obligations for the years 2002 and 2003 based on estimated prices for those years, total $48.5 million and $17.2 million, respectively. The remainder of KCP&L's coal requirements will be fulfilled through spot market purchases.

Natural Gas Contracts

KCP&L has entered natural gas agreements for the purchase of natural gas to be used in the generation of electricity. At December 31, 2001, obligations under these agreements total $2.6 million for 2002. The remainder of KCP&L's natural gas requirements will be fulfilled through spot market purchases.

Purchased Capacity Commitments

KCP&L purchases capacity from other utilities and nonutility suppliers. Purchasing capacity provides the option to purchase energy if needed or when market prices are favorable. This can be a cost-effective alternative to new construction. KCP&L capacity purchases totaled $17.7 million in 2001, $25.4 million in 2000 and $25.9 million during 1999. As of December 31, 2001, contracts to purchase capacity totaled $109.5 million through 2016. For the years 2002 through 2006, these commitments average $14 million per year. Capacity sales contracts to supply municipalities in the years 2002 through 2006 average $12 million. For the next five years, net capacity contracts average under 3% of KCP&L's 2001 total available capacity.

Strategic Energy Purchased Power Energy Commitments

Strategic Energy has entered into agreements to purchase electricity at various fixed prices to meet estimated supply requirements for 2002 through 2006. Commitments under these agreements total $366.3 million in 2002, $242.5 million in 2003, $146.9 million in 2004, $142.2 million in 2005 and $17.1 million in 2006. See Note 15 for further discussion.

Leases

Consolidated expense for leases, excluding DTI, was about $28 million during 2001, $26 million during 2000 and $22 million in 1999. The remaining rental commitments under leases total $163.6 million ending in 2028. Obligations for the years 2002 through 2006 average $16 million per year.

KCP&L Leases

KCP&L has a transmission line lease with another utility through September 2025 whereby, with FERC approval, the rental payments can be increased by the lessor. If this occurs and KCP&L is able to secure an alternative transmission path, KCP&L can cancel the lease. Commitments under this lease total $1.9 million per year and $44.9 million over the remaining life of the lease if it is not canceled.

KCP&L's expense for other leases, including railcars, computer equipment, buildings, transmission line and other items, was about $25 million per year for the last three years. The remaining rental commitments under these leases total $159.4 million ending in 2028. Obligations for the years 2002 through 2006 average $15 million per year. Capital leases are not material and are included in these amounts.

As the managing partner of three jointly-owned generating units, KCP&L has entered into leases for railcars to serve those units. KCP&L has reflected the entire lease commitment in the above amounts although about $1.9 million per year ($27.0 million total) will be reimbursed by the other owners.

In 2001, KCP&L entered into a synthetic lease arrangement with a Trust (Lessor) to finance the purchase, installation, assembly and construction of five combustion turbines and related property and equipment that will add 385 megawatts of peaking capacity (the "Project). The Trust is a special-purpose entity and has an aggregate financing commitment from third-party equity and debt participants (Investors) of $200 million. In accordance with SFAS No. 13 "Accounting for Leases," and related EITF issues (including EITF Issue No. 90-15, "Impact of Non-substantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions" and EITF Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction"), the Project and related lease obligations are not included in KCP&L's consolidated balance sheet. The Lessor has appointed KCP&L as supervisory agent responsible for completing construction of the Project by no later than June 2004. The initial lease term is approximately three and one quarter years, beginning at the date of construction completion, which is expected to be October 2003. At the end of the lease term (October 2006), KCP&L may choose to sell the Project for the Lessor, guaranteeing to the Lessor a residual value for the Project in an amount which may be up to 83.21% of the project cost. If KCP&L does not elect the sale option, KCP&L must either extend the lease, if it can obtain the consent of the Lessor, or purchase the Project for the then outstanding project cost. KCP&L also has contingent obligations to the Lessor upon an event of a default during both the construction period and lease period. Upon a default in the construction period, KCP&L's maximum obligation to the Lessor equals (i) in the circumstances of bankruptcy, fraud, illegal acts, misapplication of funds and willful misconduct, 100% of then-incurred project costs, and (ii) in all other circumstances, an amount which may be up to 89.9% of then-incurred project costs that are capitalizable in accordance with GAAP. At December 31, 2001, project costs were approximately $62.7 million. Upon a default during the lease period, KCP&L's maximum obligation to the Lessor equals 100% of project costs. KCP&L's rental obligation, which reflects interest payments only, totals approximately $35.5 million in the aggregate.

KLT Inc. Leases
KLT Inc. and its subsidiaries have entered operating leases for buildings, compressors, communications equipment and other items. KLT Inc.'s expense recorded for these leases was about $1 million per year during both 2001 and 2000. KLT Inc. and its subsidiaries had no leases in 1999. Obligations average about $1 million per year for the years 2002 through 2004 and $0.5 million per year for the years 2005 and 2006.

Guaranteed Savings Energy Management Agreements
KCP&L is contingently liable for guaranteed energy savings under agreements with several customers. KCP&L has entered agreements guaranteeing an aggregate value of approximately $14.7 million over the next nine years. In most cases a subcontractor would indemnify KCP&L for any payments made by KCP&L under these guarantees.

7. HSS PURCHASE OF AN ADDITIONAL OWNERSHIP INTEREST IN RSAE

On March 12, 2001, HSS acquired control of RSAE by acquiring an additional 22.1% of the shares of RSAE for $0.6 million.

This acquisition has been accounted for by the purchase method of accounting and the operating results of RSAE have been included in the KCP&L's consolidated financial statements from January 1, 2001, with the appropriate adjustments to minority interest from January 1, 2001, through the date of the acquisition. RSAE's December 31, 2001, assets included $23.0 million of goodwill, which was being amortized over 40 years. On a pro forma basis, as if the business had been acquired at the beginning of fiscal 2000, revenue, net income and earnings per share would not differ materially from the amounts reported in the KCP&L's year ended December 31, 2000, consolidated financial statements.

8. EQUITY METHOD INVESTMENTS

See Note 17 for information regarding 2001 activity in KLT Telecom's investment in DTI.

Sale of KLT Investments II Inc.'s Ownership of Downtown Hotel Group
On May 31, 2001, KLT Investments II Inc. sold its 25% ownership of Kansas City Downtown Hotel Group, L.L.C. for total proceeds of $3.8 million resulting in a $2.2 million gain before income taxes. The after income tax gain on the sale was $1.4 million ($0.02 per share). The carrying value of this equity method investment at December 31, 2000, was included in Other in the table below.

Sale of KLT Gas Properties
On June 28, 2001, KLT Gas sold its 50% ownership in Patrick KLT Gas, LLC for total proceeds of $42.3 million resulting in a $20.1 million gain before income taxes. The after income tax gain on the sale was $12.0 million ($0.19 per share).

After the acquisition of majority ownership in RSAE (see Note 7) and the sales of the equity method investments discussed above, the Company has no remaining equity method investments other than affordable housing limited partnerships held by KLT Investments. Equity method investments at December 31, 2000, excluding affordable housing limited partnerships, consisted of the following:

Name of Company	Common Ownership Percentage 2000	Carrying Value December 31, 2000
		(thousands)
DTI	47%	$ -
Patrick KLT Gas, LLC	50%	21,744
RSAE	49%	6,750
Other	Various	1,786
Total equity method investments		$30,280

Summarized financial information supplied to us by companies in which the consolidated company had an equity investment was as follows:

December 31	2000
	(thousands)
Current assets	$ 36,368
Non-current assets	498,133
Total Assets	$534,501
Current liabilities	$ 74,616
Non-current liabilities	460,786
Equity	(901)
Total Liabilities and Equity	$534,501
Revenues	$153,211
Costs and expenses	225,665
Net Loss	$ (72,454)

December 31	2000
	(thousands)
Consolidated share of net loss	$ (36,707)
Less: DTI losses not recorded by KLT Telecom after the investment was reduced to zero	(18,768)
Consolidated net loss recorded	(17,939)
Affordable housing equity losses	(1,502)
Total losses from equity investments	$ (19,441)

9. SEGMENT AND RELATED INFORMATION

Great Plains Energy

Great Plains Energy reportable segments are strategic business units. KCP&L is the regulated electric utility. KLT Inc. and HSS are subsidiary holding companies for various unregulated business ventures. Other includes the operations of GPP, unallocated corporate charges and intercompany eliminations. The summary of significant accounting policies applies to all of the segments. Segment performance is evaluated based on net income.

The tables below reflect summarized financial information concerning Great Plains Energy's reportable segments. Prior year information has been restated to conform to the current presentation.

2001	KCP&L	HSS	KLT Inc.	Other	Great Plains Energy
			(millions)		
Operating revenues	$ 967.5	$ 66.2	$ 428.2	$ -	$ 1,461.9
Fuel expense	(163.8)	-	-	-	(163.8)
Purchased power expense	(65.2)	-	(329.0)	-	(394.2)
Other [(a)]	(365.1)	(70.8)	(79.8)	(0.8)	(516.5)
Depreciation and depletion	(136.3)	(2.4)	(20.1)	-	(158.8)
Loss on property	(0.2)	(1.4)	(169.8)	-	(171.4)
Loss from equity investments	-	(0.1)	(0.3)	-	(0.4)
Other income and expenses	(9.2)	4.3	(24.2)	(0.4)	(29.5)
Interest charges	(78.1)	(1.7)	(23.8)	0.3	(103.3)
Income taxes	(51.6)	0.3	86.9	0.3	35.9
Early extinguishment of debt	-	-	15.9	-	15.9
Net income (loss)	$ 98.0	$ (5.6)	$ (116.0)	$ (0.6)	$ (24.2)

Favorable/(unfavorable) variance between 2001 and 2000	KCP&L	HSS	KLT Inc.	Other	Great Plains Energy
			(millions)		
Operating revenues	$ 15.5	$ 62.4	$ 268.1	$ -	$ 346.0
Fuel expense	(10.7)	-	-	-	(10.7)
Purchased power expense	40.5	-	(244.6)	-	(204.1)
Other (a)	17.3	(65.3)	(20.6)	(0.8)	(69.4)
Depreciation and depletion	(12.0)	(0.7)	(13.7)	-	(26.4)
Gain (loss) on property	(3.7)	12.0	(278.8)	-	(270.5)
Loss from equity investments	-	6.5	12.5	-	19.0
Other income and expenses	7.1	2.5	(23.8)	0.1	(14.1)
Interest charges	(15.3)	(1.2)	(10.9)	(0.2)	(27.6)
Income taxes	1.3	(8.3)	95.8	0.3	89.1
Early extinguishment of debt	-	-	15.9	-	15.9
Cumulative effect of changes in pension accounting	(30.1)	-	-	-	(30.1)
Net income (loss)	$ 9.9	$ 7.9	$ (200.1)	$ (0.6)	$ (182.9)

2000	KCP&L	HSS	KLT Inc.	Other	Great Plains Energy
			(millions)		
Operating revenues	$ 952.0	$ 3.8	$ 160.1	$ -	$ 1,115.9
Fuel expense	(153.1)	-	-	-	(153.1)
Purchased power expense	(105.7)	-	(84.4)	-	(190.1)
Other [(a)]	(382.4)	(5.5)	(59.2)	-	(447.1)
Depreciation and depletion	(124.3)	(1.7)	(6.4)	-	(132.4)
Gain (loss) on property	3.5	(13.4)	109.0	-	99.1
Loss from equity investments	-	(6.6)	(12.8)	-	(19.4)
Other income and expenses	(16.3)	1.8	(0.4)	(0.5)	(15.4)
Interest charges	(62.8)	(0.5)	(12.9)	0.5	(75.7)
Income taxes	(52.9)	8.6	(8.9)	-	(53.2)
Cumulative effect of changes in pension accounting	30.1	-	-	-	30.1
Net income (loss)	$ 88.1	$ (13.5)	$ 84.1	$ -	$ 158.7

Favorable/(unfavorable) variance between 2000 and 1999	KCP&L	HSS	KLT Inc.	Other	Great Plains Energy
			(millions)		
Operating revenues	$ 54.6	$ 0.5	$ 139.3	$ -	$ 194.4
Fuel expense	(23.8)	-	-	-	(23.8)
Purchased power expense	(11.0)	-	(84.4)	-	(95.4)
Other (a)	(29.9)	(1.7)	(28.2)	-	(59.8)
Depreciation and depletion	(5.9)	(0.1)	(3.1)	-	(9.1)
Gain (loss) on property	3.5	(13.4)	110.2	-	100.3
Loss from equity investments	-	(2.7)	8.2	-	5.5
Other income and expenses	(7.5)	1.5	(1.5)	(0.5)	(8.0)
Interest charges	(6.4)	(0.5)	(1.0)	0.5	(7.4)
Income taxes	(2.5)	6.6	(54.1)	-	(50.0)
Cumulative effect of changes in pension accounting	30.1	-	-	-	30.1
Net income (loss)	$ 1.2	$ (9.8)	$ 85.4	$ -	$ 76.8

1999	KCP&L	HSS	KLT Inc.	Other	Great Plains Energy
			(millions)		
Operating revenues	$ 897.4	$ 3.3	$ 20.8	$ -	$ 921.5
Fuel expense	(129.3)	-	-	-	(129.3)
Purchased power expense	(94.7)	-	-	-	(94.7)
Other [(a)]	(352.5)	(3.8)	(31.0)	-	(387.3)
Depreciation and depletion	(118.4)	(1.6)	(3.3)	-	(123.3)
Loss on property	-	-	(1.2)	-	(1.2)
Loss from equity investments	-	(3.9)	(21.0)	-	(24.9)
Other income and expenses	(8.8)	0.3	1.1	-	(7.4)
Interest charges	(56.4)	-	(11.9)	-	(68.3)
Income taxes	(50.4)	2.0	45.2	-	(3.2)
Net income (loss)	$ 86.9	$ (3.7)	$ (1.3)	$ -	$ 81.9

[(a)] Other includes gas purchased and production expenses, telecommunications expenses, other operating, maintenance and general tax expenses.

The following table provides additional detail on the operations of the KLT Inc. segment.

2001	DTI[(a)]	SEL[(a)]	KLT Gas	Other	KLT Inc.
			(millions)		
Operating revenues	$ 15.9	$ 411.9	$ 0.3	$ 0.1	$ 428.2
Purchased power expense	-	(329.0)	-	-	(329.0)
Other	(23.8)	(38.7)	(9.4)	(7.9)	(79.8)
Depreciation and depletion	(17.9)	(0.3)	(1.8)	(0.1)	(20.1)
Gain (loss) on property	(195.8)	-	23.8	2.2	(169.8)
Loss from equity investments	-	-	1.0	(1.3)	(0.3)
Other income and expenses	0.9	(6.4)	0.3	(19.0)	(24.2)
Interest charges	(27.8)	(0.5)	-	4.5	(23.8)
Income taxes	74.7	(15.2)	0.1	27.3	86.9
Early extinguishment of debt	15.9	-	-	-	15.9
Net income (loss)	$ (157.9)	$ 21.8	$ 14.3	$ 5.8	$ (116.0)

2000	DTI[(a)]	SEL[(a)]	KLT Gas	Other	KLT Inc.
			(millions)		
Operating revenues	$ -	$ 129.6	$ 30.5	$ -	$ 160.1
Purchased power expense	-	(84.4)	-	-	(84.4)
Other	-	(30.9)	(22.3)	(6.0)	(59.2)
Depreciation and depletion	-	(0.4)	(6.0)	-	(6.4)
Gain on property	-	-	107.9	1.1	109.0
Loss from equity investments	(14.4)	-	3.6	(2.0)	(12.8)
Other income and expenses	-	(4.2)	5.3	(1.5)	(0.4)
Interest charges	-	(0.2)	(3.5)	(9.2)	(12.9)
Income taxes	5.2	(3.6)	(36.3)	25.8	(8.9)
Net income (loss)	$ (9.2)	$ 5.9	$ 79.2	$ 8.2	$ 84.1

1999	DTI[(a)]	SEL[(a)]	KLT Gas	Other	KLT Inc.
			(millions)		
Operating revenues	$ -	$ -	$ 17.3	$ 3.5	$ 20.8
Purchased power expense	-	-	-	-	-
Other	-	-	(16.0)	(15.0)	(31.0)
Depreciation and depletion	-	-	(3.2)	(0.1)	(3.3)
Gain (loss) on property	-	-	(2.9)	1.7	(1.2)
Loss from equity investments	(22.2)	3.5	(2.6)	0.3	(21.0)
Other income and expenses	-	-	0.1	1.0	1.1
Interest charges	-	-	(1.2)	(10.7)	(11.9)
Income taxes	8.0	(1.3)	11.8	26.7	45.2
Net income (loss)	$ (14.2)	$ 2.2	$ 3.3	$ 7.4	$ (1.3)

(a) KLT Inc. acquired a majority ownership in Strategic Energy during the second quarter of 2000 and in DTI in February 2001. Prior to this, the investments in Strategic Energy and DTI were recorded on an equity basis. In the second quarter of 2000, Strategic Energy was included in the consolidated financial statements from January 1, 2000, with the appropriate adjustments to minority interest from January 1, 2000, through the date of the acquisition.

Consolidated KCP&L

On October 1, 2001, consolidated KCP&L dividended its ownership interest in KLT Inc. and GPP to Great Plains Energy. As a result, those companies are direct subsidiaries of Great Plains Energy and are not included in consolidated KCP&L's results of operations and financial position since October 1, 2001. See Note 1 for additional information about the formation of the holding company.

The tables below reflect 2001 summarized financial information concerning consolidated KCP&L's reportable segments. For the years ended 2000 and 1999, consolidated KCP&L's segment information is identical to the Great Plains Energy segment information presented above.

2001	KCP&L	HSS	Subsidiaries transferred to Great Plains Energy	Consolidated KCP&L
			(millions)	
Operating revenues	$ 967.5	$ 66.2	$ 317.2	$ 1,350.9
Fuel expense	(163.8)	-	-	(163.8)
Purchased power expense	(65.2)	-	(239.7)	(304.9)
Other (a)	(365.1)	(70.8)	(60.7)	(496.6)
Depreciation and depletion	(136.3)	(2.4)	(14.3)	(153.0)
Gain (loss) on property	(0.2)	(1.4)	23.7	22.1
Loss from equity investments	-	(0.1)	(0.4)	(0.5)
Other income and expenses	(9.2)	4.3	(17.5)	(22.4)
Interest charges	(78.1)	(1.7)	(17.8)	(97.6)
Income taxes	(51.6)	0.3	20.9	(30.4)
Early extinguishment of debt	-	-	15.9	15.9
Net income (loss)	$ 98.0	$ (5.6)	$ 27.3	$ 119.7

(a) Other includes gas purchased and production expenses, telecommunications expenses, other operating, maintenance and general tax expenses.

	KCP&L	HSS	KLT Inc.	Other	Consolidated
2001			(millions)		
Assets	$ 3,089.4	$ 53.9	$ 319.1	$2.0	$ 3,464.4
Capital and investment expenditures	265.8	1.1	105.7	1.7	374.3
2000					
Assets	$ 2,980.9	$ 25.3	$ 287.7	-	$ 3,293.9
Net equity method investments (b)	-	6.8	23.5	-	30.3
Capital and investment expenditures	406.1	0.3	75.6	-	482.0
1999					
Assets	$ 2,672.3	$ 50.0	$ 267.8	-	$ 2,990.1
Net equity method investments (b)	-	25.6	25.6	-	51.2
Capital and investment expenditures	184.6	25.7	61.3	-	271.6

(b) Excluding affordable housing limited partnerships.

10. GOODWILL AND INTANGIBLE PROPERTY

SFAS No. 142, "Goodwill and Other Intangible Assets"

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 142 on January 1, 2002. Under the new pronouncement, goodwill will be assigned to reporting units and an initial impairment test (comparison of the fair value of a reporting unit to its carrying amount) will be done on all goodwill within six months of initially applying the statement and then at least annually, thereafter. Also, goodwill will no longer be amortized. Although the Company has not completed the analysis required by SFAS No. 142, management currently does not anticipate an impairment of goodwill. Goodwill, net of amortization, reported on Great Plains Energy's Consolidated Balance Sheets totaled $23.0 million associated with HSS' ownership interest in RSAE and $14.1 million associated with KLT Energy Services ownership interest in Strategic Energy at December 31, 2001, and $11.5 million related to the ownership interest in Strategic Energy at December 31, 2000. The goodwill associated with HSS' ownership interest in RSAE is also reflected on KCP&L's consolidated balance sheet.

Intangible Property

KCP&L electric utility plant on the consolidated balance sheets included intangible computer software of $48.2 million, net of accumulated depreciation of $33.0 million, in 2001 and $51.2 million, net of accumulated depreciation of $21.7 million, in 2000.

KLT Inc. gas property and investments on the consolidated balance sheets included intangible drilling costs of $17.7 million in 2001 and $7.0 million in 2000.

Other nonutility property and investments on the consolidated balance sheets included intangible computer software and other intangible property of $1.7 million, net of accumulated depreciation of $0.2 million, in 2001 and $0.7 million, net of accumulated depreciation in 2000.

11. RECEIVABLES

	December 31	
	2001	2000
	(thousands)	
KCP&L Receivable Corporation	$ 25,723	$ 48,208
KCP&L other receivables	36,788	67,148
Consolidated KCP&L receivables	62,511	115,356
Great Plains Energy other receivables	89,603	-
Great Plains Energy receivables	$152,114	$115,356

In 1999, KCP&L entered into a revolving agreement to sell all of its right, title and interest in the majority of its customer accounts receivable to KCP&L Receivable Corporation, a special purpose entity established to purchase customer accounts receivable from KCP&L expiring in October 2002. The Company expects the agreement to be renewed annually. KCP&L Receivable Corporation has sold receivable interests to outside investors. In consideration of the sale, KCP&L received $60 million in cash in 2000 increasing to $70 million in 2001 and the remaining balance in the form of a subordinated note from KCP&L Receivable Corporation. The agreement is structured as a true sale under which the creditors of KCP&L Receivable Corporation are entitled to be satisfied out of the assets of KCP&L Receivable Corporation prior to any value being returned to KCP&L or its creditors. Accounts receivable sold under the agreement totaled $95.7 million at December 31, 2001 and $108.2 million at December 31, 2000.

Administrative costs associated with the sale of customer accounts receivable of approximately $2.7 million for the year ended December 31, 2001, approximately $4.3 million for the year ended 2000 and approximately $3.5 million for the year ended 1999, were included in Other income and expenses.

KCP&L other receivables at December 31, 2001, consist primarily of receivables from partners in jointly-owned electric utility plants, bulk power sales receivables and accounts receivable held by RSAE and Worry Free. Great Plains Energy other receivables at December 31, 2001, consist of accounts receivable held by KLT Inc. and its subsidiaries, including receivables of $85.0 million held by Strategic

Energy. Other receivables at December 31, 2000, consist primarily of receivables from partners in jointly-owned electric utility plants, bulk power sales receivables and accounts receivable held by subsidiaries.

12. SHORT-TERM BORROWINGS AND SHORT-TERM BANK LINES OF CREDIT

In October 2001, Great Plains Energy entered into a $110 million bridge revolving credit facility with tiered pricing based on the credit rating of Great Plains Energy's unsecured long-term debt securities. Later in 2001, this facility was increased to $129 million. At December 31, 2001, Great Plains Energy had $124 million of outstanding borrowings under this facility with a weighted-average interest rate of 3.0%. This facility terminates on February 28, 2002. Great Plains Energy is in the process of syndicating a 364-day, revolving credit facility for up to $225 million with a group of banks to replace the bridge facility. The new facility will be used for general corporate purposes.

In 2001, Strategic Energy entered into a $5 million, variable interest rate line of credit that expires in December 2002. The line is secured by the deposits, moneys, securities, and other property in the possession of the lender. There were no outstanding borrowings under this agreement as of December 31, 2001. In January 2002, Strategic Energy increased this line of credit to $15 million.

KCP&L's short-term borrowings consist of funds borrowed from banks or through the sale of commercial paper as needed. The weighted-average interest rate on the $62.0 million of commercial paper outstanding as of December 31, 2001, was 3.2%. The weighted-average interest rate on the $55.6 million of commercial paper outstanding as of December 31, 2000, was 7.1%. Under minimal fee arrangements, KCP&L's short-term bank lines of credit totaled $196.0 million with $134.0 million unused as of December 31, 2001, and $255.0 million with $199.4 million unused as of December 31, 2000.

RSAE has a $22.0 million short-term bank credit agreement. Great Plains Energy has entered into a support agreement with RSAE and the lender that ensures adequate capital to operate RSAE. At December 31, 2001, RSAE had $20.4 million of outstanding borrowings under the agreement with a weighted-average interest rate of 6.8%.

13. LONG-TERM DEBT AND EIRR BONDS CLASSIFIED AS CURRENT LIABILITIES

KCP&L General Mortgage Bonds

KCP&L has issued mortgage bonds under the General Mortgage Indenture and Deed of Trust dated December 1, 1986, as supplemented. The Indenture creates a mortgage lien on substantially all utility plant. Mortgage bonds secure $364.8 million of medium-term notes and EIRR bonds (see discussion below). KCP&L is prohibited from issuing additional mortgage bonds while its unsecured medium-term notes are outstanding and remain unsecured. KCP&L has $200.0 million of these notes outstanding which mature in March 2002.

During the third quarter 2001, KCP&L remarketed $48.3 million of its $158.8 million secured EIRR bonds due 2012-23 at a fixed rate of 3.90% through August 31, 2004. See discussion of $31.0 million, remarketed weekly, below. The rest of the secured EIRR bonds are in a 35-day, dutch auction mode.

KCP&L Unsecured Notes

KCP&L has a total of $196.5 million of unsecured EIRR bonds outstanding. Series C, $50 million due 2017, has a fixed rate of 4.50% through August 31, 2003. See discussion of series A, B and D (classified as current liabilities) below. During 2001, KCP&L issued $150 million of unsecured senior notes increasing the outstanding unsecured senior notes to a total of $400 million.

KCP&L EIRR Bonds Classified as Current Liabilities
A $31.0 million variable-rate, secured EIRR bond with a final maturity in 2017 is remarketed on a weekly basis, with full liquidity support provided by a 364-day credit facility with one bank. This facility requires KCP&L to represent, as both a condition to renewal and prior to receiving any funding under the facility, that no Material Adverse Change has occurred. KCP&L's available liquidity under this credit line is not impacted by a decline in credit ratings unless the downgrade occurs in the context of a merger, consolidation, or sale. Additionally, in 2001 KCP&L remarketed three series of unsecured EIRR bonds at a fixed rate of 3.25% through August 29, 2002; its series A and B, $106.5 million due 2015, and series D, $40.0 million due 2017. If those bonds to be remarketed in less than one-year could not be remarketed, KCP&L would be obligated to either purchase or retire the bonds. Even though such an occurrence is unlikely, the $177.5 million of bonds discussed above are classified as current liabilities on the balance sheets for the current year and the prior year has been reclassified to be consistent with the current year presentation.

KLT Inc. Long-Term Debt
KLT Investments' affordable housing notes are collateralized by the affordable housing investments. Most of the notes also require the greater of 15% of the outstanding note balances or the next annual installment to be held as cash, cash equivalents or marketable securities. The equity securities held as collateral for these notes are included in other investments and nonutility property on the consolidated balance sheets.

Scheduled Maturities
Great Plains Energy's long-term debt maturities for the years 2002 through 2006 are $239 million, $31 million, $60 million, $293 million and $11 million, respectively. These amounts include consolidated KCP&L's long-term debt maturities for the years 2002 through 2006 of $227 million, $22 million, $56 million, $290 million and $9 million, respectively. EIRR bonds classified as current liabilities discussed above are considered due in 2015 and 2017 for the scheduled maturities.

14. COMMON STOCK EQUITY, PREFERRED STOCK, REDEEMABLE PREFERRED STOCK AND MANDATORILY REDEEMABLE PREFERRED SECURITIES

Common Stock Equity
Effective October 1, 2001, all outstanding KCP&L shares of common stock were exchanged one for one for shares of Great Plains Energy. Great Plains Energy has shares of common stock registered with the Securities and Exchange Commission for a Dividend Reinvestment and Stock Purchase Plan (the Plan). The Plan allows for the purchase of common shares by reinvesting dividends or making optional cash payments. Great Plains Energy currently purchases shares for the Plan on the open market.

As of December 31, 2001, the Company held 35,916 shares of its common stock to be used for future distribution and 60,841 shares were held as of December 31, 2000. The cost of these shares is included in other investments and nonutility property on the consolidated balance sheets.

The Restated Articles of Consolidation contain a restriction related to the payment of dividends in the event common equity falls to 25% of total capitalization. If preferred stock dividends are not declared and paid when scheduled, Great Plains Energy could not declare or pay common stock dividends or purchase any common shares. If the unpaid preferred stock dividends equal four or more full quarterly dividends, the preferred shareholders, voting as a single class, could elect the smallest number of Directors necessary to constitute a majority of the full Board of Directors.

Preferred Stock and Redeemable Preferred Stock
During 2001, KCP&L redeemed its redeemable 4% Cumulative Preferred Stock. Shares outstanding totaled 6,357 as of December 31, 2000. Scheduled mandatory sinking fund requirements for the issue

were 1,600 per year. Shares held by KCP&L to meet future sinking fund requirements totaled 5,734 as of December 31, 2000. The cost of these shares held by KCP&L was reflected as a reduction of the capital account.

Effective October 1, 2001, all shares of KCP&L preferred stock were converted to Great Plains Energy preferred stock. As of December 31, 2001, 0.4 million shares of $100 par Cumulative Preferred Stock, 1.6 million shares of Cumulative No Par Preferred Stock and 11 million shares of no par Preference Stock were authorized. Great Plains Energy has the option to redeem the $39.0 million of issued Cumulative Preferred Stock at prices approximating par or stated value.

Mandatorily Redeemable Preferred Securities
In 1997, KCP&L Financing I (Trust) issued $150,000,000 of 8.3% preferred securities. The sole asset of the Trust is the $154,640,000 principal amount of 8.3% Junior Subordinated Deferrable Interest Debentures, due 2037, issued by KCP&L. The terms and interest payments on these debentures correspond to the terms and dividend payments on the preferred securities. KCP&L deducts these payments for tax purposes. KCP&L may elect to defer interest payments on the debentures for a period up to 20 consecutive quarters, causing dividend payments on the preferred securities to be deferred as well. In case of a deferral, interest and dividends will continue to accrue, along with quarterly compounding interest on the deferred amounts. KCP&L may redeem all or a portion of the debentures after March 31, 2002. If KCP&L redeems all or a portion of the debentures, the Trust must redeem an equal amount of preferred securities at face value plus accrued and unpaid distributions. The back-up undertakings in the aggregate provide a full and unconditional guarantee of amounts due on the preferred securities.

15. DERIVATIVE FINANCIAL INSTRUMENTS

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS No. 133 requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its fair value and that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

SFAS No. 133 requires that as of the date of initial adoption, the difference between the fair market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as a cumulative effect of a change in accounting principle. The adoption of SFAS No. 133 on January 1, 2001, required the Company to record a $0.2 million expense, net of $0.1 million of income tax. The Company did not reflect this immaterial amount as a cumulative effect. This entry increased interest expense by $0.6 million and reduced purchased power expense by $0.3 million. The Company also recorded $17.4 million, net of $12.6 million of income tax, as a cumulative effect of a change in accounting principle applicable to comprehensive income for its cash flow hedges.

Derivative Instruments and Hedging Activities
The Company's activities expose it to a variety of market risks including interest rates and commodity prices. Management has established risk management policies and strategies to reduce the potentially adverse effects that the volatility of the markets may have on its operating results.

The Company's interest rate risk management strategy uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest-rate volatility on a portion of its variable rate debt. The Company maintains commodity-price risk management strategies that use derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility.

The Company's risk management activities, including the use of derivatives, are subject to the management, direction and control of Risk Management Committees.

Interest Rate Risk Management
KCP&L utilizes interest rate management derivatives to reduce a portion of KCP&L's interest rate risk by converting a portion of its variable interest rate payments into fixed interest rate payments.

In 2000, KCP&L issued $200 million of unsecured, floating rate medium-term notes. Simultaneously, KCP&L entered into interest rate cap agreements to hedge the interest rate risk on the notes. The cap agreements are designated as cash flow hedges. The difference between the fair market value of the cap agreements recorded on the balance sheet at initial adoption and the unamortized premium was reported in interest expense.

KCP&L entered into interest rate swap agreements to limit the interest rate on $30 million of long-term debt. These swaps do not qualify for hedge accounting. The swap agreements mature in 2003 and effectively fix the interest to a weighted-average rate of 3.88%. The fair market values of these agreements are recorded as current assets and liabilities and adjustments to interest expense on the income statement. Changes in the fair market value of these instruments are recorded in the income statement.

Commodity Risk Management
KCP&L's risk management policy is to use derivative hedge instruments to mitigate its exposure to market price fluctuations on its projected gas requirements for native and firm sales. These hedging instruments are designated as cash flow hedges. The fair market value of these instruments is recorded as current assets and current liabilities. When the gas is purchased and to the extent the hedge is effective at mitigating the impact of a change in the purchase price of gas, the amounts in other comprehensive income are reclassified to the consolidated income statement. To the extent that the hedges are not effective, the ineffective portion of the changes in fair market value are recorded directly in fuel expense.

Strategic Energy maintains a commodity-price risk management strategy that uses forward physical energy purchases and derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility. Supplying electricity to retail customers under fixed rate contracts requires Strategic Energy to match customers' demand with fixed price purchases. In certain markets where Strategic Energy operates, there is limited availability of forward fixed price power contracts. By entering into swap contracts for a portion of its forecasted purchases in these markets, the future purchase price of electricity is effectively fixed under these swap contracts protecting Strategic Energy from price volatility. The swap contracts limit the unfavorable effect that price increases will have on electricity purchases. Under SFAS No. 133, the majority of the swap agreements are designated as cash flow hedges resulting in the difference between the market value of energy and the hedge value being recorded as comprehensive income(loss). At December 31, 2001, the accumulated comprehensive loss, net of income taxes and minority interest, reflected in Great Plains Energy's consolidated statement of capitalization reflected a $11.7 million loss related to such cash flow hedges. However, most of the energy hedged with the swaps has been sold to customers through contracts at prices different than the fair market value used to value the swaps. Therefore, Strategic Energy does not anticipate incurring any of the losses represented in comprehensive income.

The remaining swap agreements do not qualify for hedge accounting. The fair market value of these swaps at January 1, 2001, was recorded as an asset or liability on the consolidated balance sheet and an adjustment to the cost of purchased power. The change in the fair market value and future changes in the fair market values of these swaps will also be recorded in purchased power.

An option that was designated as a cash flow hedge expired on December 31, 2001. The option allowed Strategic Energy to purchase up to 270 megawatts of power at a fixed rate of $21 per mwh. The fair market value of this option and the swap agreements designated as cash flow hedges at January 1, 2001, was recorded as a current asset and a cumulative effect of a change in accounting principle in comprehensive income. When the power is purchased and to the extent the hedge is effective at mitigating the cost of purchased power, the amounts accumulated in other comprehensive income are reclassified to the consolidated income statement. However, most of the energy hedged with the swaps has been sold to customers through contracts at prices different than the fair market value used to value the swaps. Therefore, Strategic Energy will not receive income or losses to the extent represented in comprehensive income in the current or future periods. To the extent that the hedges are not effective, the ineffective portion of the changes in fair market value will be recorded directly in purchased power.

KLT Gas' risk management policy is to use firm sales agreements or financial hedge instruments to mitigate its exposure to market price fluctuations on up to 85% of its daily natural gas production. These hedging instruments are designated as cash flow hedges. The fair market value of these instruments at January 1, 2001, was recorded as current assets and current liabilities, as applicable, and the cumulative effect of a change in an accounting principle in comprehensive income. When the gas is sold and to the extent the hedge is effective at mitigating the impact of a change in the sales price of gas, the amounts in other comprehensive income are reclassified to the consolidated income statement. To the extent that the hedges are not effective, the ineffective portion of the changes in fair market value are recorded directly in gas revenues.

KLT Gas unwound the majority of its gas hedge derivatives with an offsetting swap transaction during the second quarter of 2001 primarily due to declining production at its gas properties. This transaction does not qualify for hedge accounting. The fair market value of the swap has been recorded in gas revenues. Future changes in the fair market value of this swap will also be recorded in gas revenues.

KCP&L has eight capacity contracts it considers to be normal purchases and sales and not derivatives in accordance with GAAP. During the fourth quarter of 2001, FASB cleared new implementation guidelines that will be applied in the second quarter of 2002. KCP&L is still evaluating its capacity contracts under the new guidelines, but does not expect the contracts to be considered derivatives under the new guidelines.

The amounts recorded related to the cash flow hedges are summarized below.

Great Plains Energy activity for 2001

Balance Sheet Classification	Cumulative Effect to January 1, 2001	Increase (Decrease) in Comprehensive Income	Reclassified	December 31 2001
		(millions)		
Assets				
Other current assets	$ 44.5	$ (20.6)	$ (24.1)	$(0.2)
Liabilities and capitalization				
Other current liabilities	(6.8)	(20.8)	14.9	(12.7)
Other comprehensive Income	(17.4)	25.6	3.9	12.1
Deferred income taxes	(12.7)	18.1	3.1	8.5
Other deferred credits	(7.6)	(2.3)	2.2	(7.7)

KCP&L activity for 2001

Balance Sheet Classification	Cumulative Effect to January 1, 2001	Increase (Decrease) in Comprehensive Income	Reclassified	Transferred to Great Plains Energy	December 31 2001
Assets			(millions)		
Other current assets	$ 44.5	$ (20.6)	$ (24.1)	$ -	$(0.2)
Liabilities and capitalization					
Other current liabilities	(6.8)	(15.7)	7.4	15.0	(0.1)
Other comprehensive income	(17.4)	23.4	7.6	(13.4)	0.2
Deferred income taxes	(12.7)	16.6	5.6	(9.4)	0.1
Other deferred credits	(7.6)	(3.7)	3.5	7.8	-

16. JOINTLY-OWNED ELECTRIC UTILITY PLANTS

KCP&L's share of jointly-owned electric utility plants as of December 31, 2001, is as follows (in millions of dollars):

	Wolf Creek Unit	LaCygne Units	Iatan Unit
KCP&L's share	47%	50%	70%
Utility plant in service	$ 1,360	$ 327	$ 253
Estimated accumulated depreciation (production plant only)	$ 540	$ 217	$ 163
Nuclear fuel, net	$ 34	-	-
KCP&L's accredited capacity—megawatts	550	681	469

Each owner must fund its own portion of the plant's operating expenses and capital expenditures. KCP&L's share of direct expenses is included in the appropriate operating expense classifications in the income statement.

17. DTI HOLDINGS, INC. AND SUBSIDIARIES

On December 31, 2001, a subsidiary of KLT Telecom, DTI Holdings, Inc. (Holdings) and its subsidiary Digital Teleport Inc. (collectively called DTI), filed voluntary petitions in Bankruptcy Court for the Eastern District of Missouri for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The filings enable DTI to continue to conduct its business operations while restructuring its financial obligations. DTI is a telecommunications company headquartered in St. Louis that focuses on providing access and connectivity to secondary and tertiary markets. KLT Telecom has agreed to provide up to $5 million in DIP financing to Digital Teleport Inc. during the bankruptcy process if it achieves certain financial goals. If KLT Telecom provides loans under this DIP financing agreement, it will have priority repayment over most other DTI obligations.

KLT Telecom originally acquired a 47% interest in DTI in 1997. On February 8, 2001, KLT Telecom acquired control of DTI by purchasing shares from the majority shareholder, Richard D. Weinstein (Weinstein) increasing its ownership to 83.6%. In connection with the February 8, 2001 purchase agreement, KLT Telecom granted Weinstein a put option. The put option allows Weinstein to sell his remaining shares to KLT Telecom during a period beginning September 1, 2003, and ending August 31, 2005. The shares shall have an aggregate exercise price equal to the fair market of the shares with an aggregate floor amount of $15 million. The put option has negligible value at December 31,

2001, because of the bankruptcy of DTI and prior to December 31, 2001, because of the contract provisions.

Prior to items discussed below, KLT Telecom's remaining $175.2 million investment in DTI included a February 1, 2001, $94 million loan to Holdings, the proceeds of which were used to repurchase a portion of its Senior Discount Notes, and $47 million in loans to Digital Teleport Inc. under various arrangements. The $47 million of loans are secured, to the extent permitted by law or agreement, by Digital Teleport Inc.'s assets. In December 2001, KLT Telecom converted $84 million of the $94 million loan, plus accrued interest of $8.5 million, to an equity contribution.

The Company obtained from legal counsel, an opinion which stated that based upon and subject to the analysis, limitations and qualifications set forth in the opinion, that they are of the opinion that a court applying Missouri law and acting reasonably in a properly presented and argued case would hold that the corporate veil of DTI would not be pierced with respect to Great Plains Energy and its subsidiaries and therefore neither Great Plains Energy nor the subsidiaries would be required to fund, beyond KLT Telecom's current equity investment in or loans to DTI, directly, indirectly or through guarantees, any of the present, past or future liabilities, commitments or obligations of DTI except for the DIP loan and certain performance bonds.

The operating results of DTI have been included for the period February 8, 2001, (date of acquisition) through September 30, 2001, for consolidated KCP&L and through December 31, 2001, for Great Plains Energy.

During the fourth quarter of 2001, the following have been recognized in the financial statements of Great Plains Energy related to the activities of DTI:

- Wrote off $60.8 million of goodwill related to the purchase of DTI in February 2001.
- Recorded a $342.5 million impairment of DTI's assets resulting in a negative KLT Telecom investment of $228.1 million.
- Because of DTI's filing for bankruptcy protection under the U.S. Bankruptcy code, KLT Telecom no longer has control over nor can they exert significant control over DTI. As a consequence, as of December 31, 2001, DTI has been de-consolidated and is presented on the cost basis. Consequently KLT Telecom will not include the ongoing results of operations, earnings or losses incurred by DTI during bankruptcy.
- Because of the legal opinion from counsel discussed above, the Company was able to record a reduction in the negative investment of $207.5 million. This reduction resulted in a net impairment charge of $195.8 million ($342.5 million impairment of DTI's assets plus the $60.8 million write-off of goodwill less the $207.5 million adjustment of KLT Telecom's investment) and a remaining negative investment of $20.6 million. This remaining negative investment represents the possible commitments and guarantees relating to DTI including the $5 million for DIP financing and the $15 million aggregate floor of the Weinstein put option. The $20.6 million is included in Deferred Credits and Other Liabilities – Other on Great Plains Energy's consolidated balance sheet.

The results of the above include a $140.0 million ($2.27 per share) reduction to net income ($195.8 included in (Gain) Loss on Property in Operating Expenses and $55.8 million of income tax benefits included in Income Taxes on Great Plains Energy's Consolidated Statements of Income).

The $55.8 million income tax benefits applicable to this net write-off is net of a $15.8 million tax valuation allowance due to the uncertainty of recognizing future tax deductions while in the bankruptcy process. The $55.8 million income tax benefit reflects the impact of DTI's 2001 abandonment of its $104 million of long-haul assets in addition to other expected tax deductions. If additional assets of DTI are sold or abandoned during the bankruptcy process, or additional tax losses not already reflected are incurred by DTI, KLT Telecom will record tax benefits associated with these additional tax deductions at that time. The amount of additional tax deductions will be limited by KLT Telecom's tax basis in DTI. DTI's tax losses will continue to be included in Great Plains Energy's consolidated tax return. In accordance with the tax allocation agreement with DTI, cash tax savings are shared with DTI only to the extent DTI generates taxable income to utilize such losses.

Following are condensed DTI consolidated financial statements for the year ended December 31, 2001.

DTI Consolidated Balance Sheet December 31, 2001		Net Assets De-consolidated by KLT Telecom
	(millions)	
Assets		
Property and equipment, net	$ 46.9	
Other	6.1	
Total assets	$ 53.0	$ (53.0)
Liabilities		
Current liabilities not subject to compromise	$ 0.2	0.2
Liabilities subject to compromise		
Loans from KLT Telecom	57.0	
Deferred revenue	45.8	45.8
Interest payable to KLT Telecom	3.0	
Other	31.9	31.9
Senior discount notes		
Held by KLT Telecom	8.5	
Held by others	203.2	203.2
Total liabilities subject to compromise	349.4	
Stockholders' equity(deficit)	(296.6)	
Total liabilities and stockholders' equity(deficit)	$ 53.0	$ 228.1

DTI Consolidated Statement of Income for the Year Ended December 31, 2001		
		(millions)
Telecommunications service revenues		$ 17.4
Operating expenses		
Provision for impairment of long-lived assets	(a)	(342.5)
Other		(44.2)
Interest expense net of interest income		(31.9)
Loss before income tax benefit and extraordinary item		(401.2)
Income tax benefit		37.9
Gain on early extinguishment of debt		57.2
Net loss		$ (306.1)

(a) The write-down of assets was determined by DTI in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The write-down reflects the abandonment of $104 million of long-haul assets and the impairment of the rest of the telecommunication network and equipment. The impairment is primarily a result of the downward trends in certain segments of the economy, particularly with respect to previously expected growth of demand in technology and telecommunications, the accompanying deterioration in value of DTI's operating assets and its Chapter 11 filing. The fair value used in the impairment analysis was derived primarily from the discounted cash flows from continued future operations.

DTI Consolidated Statement of Cash Flows for the Year Ended December 31, 2001	
	(millions)
Net cash used in operating activities	$ (10.8)
Net cash used in investing activities	(41.2)
Cash provided by financing activities	42.9
Net decrease in cash and cash equivalents	$ (9.1)

Reconciliation of DTI consolidated financial statements to DTI financial results included in Great Plains Energy consolidated financial statements	
	(millions)
Loss before income tax benefit and extraordinary item	$ (401.2)
Loss before consolidation on February 8, 2001	7.1
Goodwill write-off	(60.8)
Reduction to KLT Telecom's negative investment in DTI	207.5
Total	$ (247.4)
Net DTI write-off	$ (195.8)
DTI operational loss, excluding net write-off	(51.6)
Total equal to the above	(247.4)
Other	(1.0)
Total included in loss before income taxes	(248.4)
Income tax benefits recorded by KLT Telecom	74.6
Loss before extraordinary item	(173.8)
Early extinguishment of debt	15.9
DTI loss included in Great Plains Energy consolidated loss	$ (157.9)

Extraordinary Item – Early Extinguishment of Debt

The KLT Telecom gain on early extinguishment of debt resulted from DTI's completion of a successful tender offer for 50.4 percent of its outstanding Senior Discount Notes prior to KLT Telecom acquiring a majority ownership in DTI. The $15.9 million early extinguishment of debt has been reduced by the losses previously recorded by DTI but not reflected by KLT Telecom, and is net of $9.1 million of income taxes.

18. PROPOSED INTERNAL REVENUE SERVICE ADJUSTMENT – CORPORATE OWNED LIFE INSURANCE

During 2000, KCP&L recorded a $12.7 million charge for the Federal and states income tax impact of the proposed disallowance of interest deductions on corporate owned life insurance loans and assessed interest on the disallowance for tax years 1994 to 1998. KCP&L believes it has complied with all applicable tax laws and regulations. As a result, KCP&L plans to vigorously contest the IRS's disallowance up to, and including, all appeals available.

19. QUARTERLY OPERATING RESULTS (UNAUDITED)

Quarterly operating results for Great Plains Energy and consolidated KCP&L are identical prior to the October 1, 2001, formation of a holding company. Thus, Great Plains Energy and consolidated KCP&L are presented separately below for the year 2001 to reflect the differences for the registrants in the fourth quarter. The 2000 quarterly operating results presented below represent both Great Plains Energy and consolidated KCP&L.

Great Plains Energy

	Quarter			
	1st	2nd	3rd	4th
	(millions)			
2001				
Operating revenues	$280.2	$346.5	$480.9	$354.3
Operating income (loss)	7.4	75.8	131.7	(157.7)
Income (loss) before extraordinary item	(3.0)	36.2	55.6	(128.8)
Net income (loss)	12.9	36.2	55.6	(128.9)
Basic and diluted earnings (loss) per common share before extraordinary item	$(0.06)	$ 0.58	$ 0.89	$ (2.09)
Basic and diluted earnings (loss) per common share	$ 0.20	$ 0.58	$ 0.89	$ (2.09)

Basic and diluted earnings per common share in the fourth quarter of 2001 include a loss of $2.27 due to the net write-off of the investment in DTI.

Consolidated KCP&L

	Quarter			
	1st	2nd	3rd	4th
	(millions)			
2001				
Operating revenues	$280.2	$346.5	$480.9	$243.3
Operating income	7.4	75.8	131.7	39.8
Income (loss) before extraordinary item	(3.0)	36.2	55.6	15.0
Net income	12.9	36.2	55.6	15.0

Certain reclassifications have been made to previously reported amounts in the 2001 Form 10-Q's, reflecting audit adjustments to revenues and purchased power recorded by Strategic Energy. There is no impact to net income as a result of these adjustments. Revenues previously reported were $281.9 million, $354.3 million, and $492.6 million for the first, second and third quarters of 2001, respectively.

Great Plains Energy and Consolidated KCP&L

	Quarter			
	1st	2nd	3rd	4th
		(millions)		
2000				
Operating revenues	$199.3	$290.9	$378.4	$247.3
Operating income	22.0	63.3	142.2	64.8
Income before cumulative effect of changes in accounting principles	0.6	26.7	81.6	19.7
Net income	30.7	26.7	81.6	19.7
Basic and diluted earnings per common share before cumulative effect of changes in accounting principles	-	$ 0.43	$ 1.31	$ 0.31
Basic and diluted earnings per common share	$ 0.49	$ 0.43	$ 1.31	$ 0.31

Basic and diluted earnings per common share in the third and fourth quarter of 2000, include $0.62 and $0.48, respectively, from the sales of gas properties.

The quarterly data is subject to seasonal fluctuations with peak periods occurring during the summer months.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	4,324,791,535	4,324,791,535
4	Property Under Capital Leases	2,460,096	2,460,096
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	4,327,251,631	4,327,251,631
9	Leased to Others		
10	Held for Future Use	5,211,966	5,211,966
11	Construction Work in Progress	51,264,912	51,264,912
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	4,383,728,509	4,383,728,509
14	Accum Prov for Depr, Amort, & Depl	1,793,785,998	1,793,785,998
15	Net Utility Plant (13 less 14)	2,589,942,511	2,589,942,511
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,753,362,231	1,753,362,231
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	40,423,767	40,423,767
22	Total In Service (18 thru 21)	1,793,785,998	1,793,785,998
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	1,793,785,998	1,793,785,998

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials		19,440,776
4	Allowance for Funds Used during Construction	985	133,760
5	(Other Overhead Construction Costs)	67,092	327,681
6	SUBTOTAL (Total 2 thru 5)	68,077	
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)	49,812,895	
10	SUBTOTAL (Total 8 & 9)	49,812,895	
11	Spent Nuclear Fuel (120.4)	91,088,296	
12	Nuclear Fuel Under Capital Leases (120.6)		
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)	110,013,527	
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	30,955,741	
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year		Balance	Line
Amortization (d)	Other Reductions (Explain in a footnote) (e)	End of Year (f)	No.
			1
			2
		19,440,776	3
		134,745	4
		394,773	5
		19,970,294	6
			7
			8
		49,812,895	9
		49,812,895	10
		91,088,296	11
			12
-17,087,310		127,100,837	13
		33,770,648	14
			15
			16
			17
			18
			19
			20
			21
			22

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	72,186	
3	(302) Franchises and Consents	22,937	
4	(303) Miscellaneous Intangible Plant	72,948,750	8,339,720
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	73,043,873	8,339,720
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	8,397,836	256,033
9	(311) Structures and Improvements	76,208,658	14,652,256
10	(312) Boiler Plant Equipment	512,654,843	285,118,156
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	147,079,376	43,687,824
13	(315) Accessory Electric Equipment	74,789,198	23,393,365
14	(316) Misc. Power Plant Equipment	19,104,493	3,913,831
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	838,234,404	371,021,465
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	3,411,585	
18	(321) Structures and Improvements	416,898,859	1,143,260
19	(322) Reactor Plant Equipment	541,126,963	915,938
20	(323) Turbogenerator Units	170,969,810	444,914
21	(324) Accessory Electric Equipment	138,113,528	281,092
22	(325) Misc. Power Plant Equipment	61,694,400	1,274,897
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	1,332,215,145	4,060,101
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights	136,550	
35	(341) Structures and Improvements		898,894
36	(342) Fuel Holders, Products, and Accessories	1,159,002	4,508,008
37	(343) Prime Movers		
38	(344) Generators	88,680,007	33,674,241
39	(345) Accessory Electric Equipment	5,137,094	3,318,812

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			72,186		2
			22,937		3
75,795			81,212,675		4
75,795			81,307,798		5
					6
					7
		1	8,653,870		8
817		909,586	91,769,683		9
878,416		-7,043,639	789,850,944		10
					11
1,109,104		3,960,038	193,618,134		12
7,209,799		2,010,392	92,983,156		13
66,204		156,655	23,108,775		14
9,264,340		-6,967	1,199,984,562		15
					16
			3,411,585		17
-392,160		-1	418,434,278		18
-18,236			542,061,137		19
-259,212			171,673,936		20
-1,257,698			139,652,318		21
-1,091,567		-1	64,060,863		22
-3,018,873		-2	1,339,294,117		23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
			136,550		34
			898,894		35
			5,667,010		36
					37
218,803		-85,175	122,050,270		38
		92,145	8,548,051		39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	95,112,653	42,399,955
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	2,265,562,202	417,481,521
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	21,268,393	694,899
45	(352) Structures and Improvements	3,160,763	413,400
46	(353) Station Equipment	69,775,748	8,703,575
47	(354) Towers and Fixtures	4,029,692	
48	(355) Poles and Fixtures	70,516,991	2,401,972
49	(356) Overhead Conductors and Devices	58,193,641	659,258
50	(357) Underground Conduit	3,080,287	
51	(358) Underground Conductors and Devices	2,822,719	
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	232,848,234	12,873,104
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	19,104,256	470,706
56	(361) Structures and Improvements	7,164,314	323,898
57	(362) Station Equipment	136,702,840	12,955,467
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	159,730,517	11,417,804
60	(365) Overhead Conductors and Devices	139,739,454	8,453,000
61	(366) Underground Conduit	95,491,435	4,180,368
62	(367) Underground Conductors and Devices	210,117,410	13,988,622
63	(368) Line Transformers	171,383,768	8,409,072
64	(369) Services	72,854,287	5,828,546
65	(370) Meters	64,593,890	1,533,461
66	(371) Installations on Customer Premises	7,549,893	655,456
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	28,613,962	1,717,769
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	1,113,046,026	69,934,169
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,729,738	
72	(390) Structures and Improvements	45,588,605	621,373
73	(391) Office Furniture and Equipment	9,599,743	824,220
74	(392) Transportation Equipment	534,374	
75	(393) Stores Equipment	600,318	1,870
76	(394) Tools, Shop and Garage Equipment	2,645,487	80,656
77	(395) Laboratory Equipment	4,458,753	-438,357
78	(396) Power Operated Equipment	604,334	
79	(397) Communication Equipment	74,363,582	3,430,340
80	(398) Miscellaneous Equipment	256,113	10,670
81	SUBTOTAL (Enter Total of lines 71 thru 80)	140,381,047	4,530,772
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	140,381,047	4,530,772
84	TOTAL (Accounts 101 and 106)	3,824,881,382	513,159,286
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	3,824,881,382	513,159,286

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
218,803		6,970	137,300,775		41
6,464,270		1	2,676,579,454		42
					43
21,320			21,941,972		44
			3,574,163		45
50,524		67,750	78,496,549		46
			4,029,692		47
553,780		-72,657	72,292,526		48
277,816		-60,628	58,514,455		49
			3,080,287		50
		-1	2,822,718		51
					52
903,440		-65,536	244,752,362		53
					54
12,016		70,583	19,633,529		55
63,007		137,611	7,562,816		56
1,405,220		1,034,331	149,287,418		57
					58
487,426		1	170,660,896		59
521,827		1,303	147,671,930		60
109,565			99,562,238		61
277,911		-969,496	222,858,625		62
247,558			179,545,282		63
7,700			78,675,133		64
259,231		-1	65,868,119		65
10,808		452	8,194,993		66
					67
113,948		-1,054	30,216,729		68
3,516,217		273,730	1,179,737,708		69
					70
			1,729,738		71
17,874		1	46,192,105		72
		1	10,423,964		73
27,124			507,250		74
			602,188		75
			2,726,143		76
			4,020,396		77
27,393			576,941		78
2,424,595		-1	75,369,326		79
620		-1	266,162		80
2,497,606			142,414,213		81
					82
2,497,606			142,414,213		83
13,457,328		208,195	4,324,791,535		84
					85
					86
					87
13,457,328		208,195	4,324,791,535		88

Schedule Page: 204 Line No.: 19 Column: b

Pages 204 and 205, Line 19, Account 322, Reactor Plant Equipment includes write-off resulting from prior year application of FASB 90.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Easements for Iatan to Nashua 345 KV Line in			
3	Platte Co., Missouri	1992	(1)	92,089
4				
5	Land for Hawthorn Ash Pond Expansion in			
6	Jackson Co., Missouri	1996	(1)	3,280,131
7				
8	Site of future Ash Pond at Iatan Station in			
9	Platte Co., Missouri	1998	(1)	502,529
10				
11	Engineering costs for future development of Iatan 2	1999	(1)	371,201
12				
13	Engineering for future bridge project over the			
14	Missouri river at Iatan Station	2001	(1)	326,214
15				
16				
17				
18				
19				
20				
21	Other Property:			
22	Property with original cost of less			
23	than $250,000			
24	(8 items)		(1)	639,802
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			5,211,966

FOOTNOTE DATA

Schedule Page: 214 Line No.: 3 Column: c

Anticipated within the next 10 years.

Schedule Page: 214 Line No.: 6 Column: c

Anticipated within the next 10 years.

Schedule Page: 214 Line No.: 9 Column: c

Anticipated within the next 10 years.

Schedule Page: 214 Line No.: 11 Column: c

Anticipated within the next 10 years.

Schedule Page: 214 Line No.: 14 Column: c

Anticipated within the next 10 years.

Schedule Page: 214 Line No.: 24 Column: c

Anticipated within the next 10 years.

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Hawthorn Station - Unit 8 Combustion Turbine Late Charges	111,398
2	Hawthorn Station - Fuel Yard Replacement - Unit 5	11,175,513
3	Hawthorn Station - Facilities Upgrade	186,616
4	Hawthorn Station - Common Roof & Drain Replacement	407,304
5	Hawthorn Station - Unit 9 Gas Cross Tie	206,029
6	Hawthorn Station - Unit 5 Turbine Deck Enclosure	918,215
7	Hawthorn Station - Cathodic Protection	289,023
8	Hawthorn Station - Unit 5 Ash Landfill Design	468,413
9	LaCygne Station - Unit 1 On-Line Carbon Ash Analyzer	105,406
10	LaCygne Station - Unit 1 Air Quality Control Tank Drain Pump Replacement	129,418
11	Iatan Station - High Pressure Feedwater Heater Replacement	889,652
12	Iatan Station - Demineralizer Control Replacement	120,376
13	Iatan Station - Unit 1 Digital Control System Addition	5,186,877
14	Iatan Station - Main Transformer Oil Cooling System Replacement	140,817
15	LaCygne Station - Unit 1 Induced Draft Fan Inlet Ductwork Replacement	726,094
16	Wolf Creek - Outage Portion on Condensate Demineralizer System Upgrade	273,783
17	Wolf Creek - Distributed Control System to Digital	176,885
18	Wolf Creek - Four 18" Valve Replacements - EGHV0015/16/53/54	132,094
19	Wolf Creek - NPIS Hardware/Software Upgrade	976,131
20	Wolf Creek - Training Facility at Post 21	1,592,728
21	Wolf Creek - Skills Training Center Mock-Ups	121,583
22	Wolf Creek - RCP Shaft Replacement	497,875
23	Wolf Creek - Miscellaneous Projects under $100,000	1,091,033
24	Montrose Station - Boiler Feed Pump Runner Assembly Replacement	147,855
25	345 KV Line #11 - Hawthorn to St. Joseph Line Panels	104,554
26	345 KV System Storm Dead-end Installation	286,745
27	Build New 161 KV Transmission Line - Hawthorn to Leeds	322,615
28	Build New 161 KV Transmission Line - Miami to Existing Lines	378,939
29	Install three Reactors - Guinotte Terminal Substation	121,865
30	Leeds Line Termination to Hawthorn Substation #96	148,932
31	Replacement of 161 KV Lightning Arresters at Transmission Substations	155,043
32	Replacement of Disconnect Switches at Transmission Substations	248,648
33	Reconductor 161 KV Transmission Line - Southtown to Bendix	249,296
34	Cut in 161 KV - Craig to Pflumm to Overland Park	373,258
35	Install third Transformer 161 KV - 34 KV Ottawa Substation	778,447
36	161 KV Pole Replacement - Maywood to Weatherby	148,992
37	Build Miami Substation	754,167
38	Build New Circuit from Centennial Substation	117,097
39	Hawthorn Line Termination to Leeds Substation #61	194,608
40	Build New Chouteau Substation	1,384,812
41	Build New Circuit from Barry Substation	404,273
42	Install Switchgear and Three Circuits at Kenilworth Substation	266,793
43	TOTAL	51,264,912

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Install Transformer, Switchgear, and Circuit at Olathe Substation	551,297
2	Install New Circuit from Murlen Substation	476,533
3	Install Transformer, Switchgear, and Circuit at Murlen Substation	139,618
4	Install Transformer, Switchgear and Circuits at Redel Substation	455,126
5	Distribution Facilities Management Software (DFMS)	114,097
6	Replacement of 161 KV Lightning Arresters at Distribution Substations	148,888
7	Replace Type U bushings in Distribution Substations	889,541
8	Fleet Fuel Management System	158,786
9	Company Security Upgrades	137,757
10	Remote Terminal Unit (RTU) Gateway for Energy Management System (EMS)	416,678
11	Add-In Sites for New 900 MHz Radios	148,777
12	Purchase Backup Generators - East District	121,589
13	Power Production - Project Management Software System (CMMS)	305,877
14	Account Link Software	164,956
15	Energy Management System Common Information Model (CIM) Project	101,733
16	Customer Information System (CIS) Plus Enhancements	931,703
17	Energy Management Backup System	113,074
18	Install PeopleSoft Release 8.0	615,440
19	Redesign Information Technology Help Desk	103,876
20	Energy Management System Security	203,161
21	Data Warehouse Software	158,662
22	Miscellaneous Projects under $100,000	12,297,541
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35	The total of $51,264,912 does not include Nuclear Fuel or AFDC on Nuclear Fuel in the	
36	amount of $19,970,294.	
37		
38		
39		
40		
41		
42		
43	TOTAL	51,264,912

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Administrative and General Expense Capitalized	2,656,024
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	2,656,024

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 74,962,746		
2	Short-term Interest			s 3.79
3	Long-Term Debt	D 1,310,607,919	63.78	d 5.83
4	Preferred Stock	P		p
5	Common Equity	C 744,382,998	36.22	c 12.50
6	Total Capitalization	2,054,990,917	100.00 100%	
7	Average Construction Work in Progress Balance	W 203,518,422		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 3.78

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 1.27

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 4.89
   b. Rate for Other Funds - 1.92

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	1,616,874,463	1,616,874,463		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	124,159,525	124,159,525		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing	33,612	33,612		
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	124,193,137	124,193,137		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	13,367,935	13,367,935		
12	Cost of Removal	1,601,489	1,601,489		
13	Salvage (Credit)	4,024,153	4,024,153		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	10,945,271	10,945,271		
15	Other Debit or Cr. Items (Describe):	-5,490	-5,490		
16	Net Changes for Retirement Work In Pro	23,245,392	23,245,392		
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	1,753,362,231	1,753,362,231		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production	599,660,130	599,660,130		
19	Nuclear Production	539,606,093	539,606,093		
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production	46,907,145	46,907,145		
23	Transmission	108,515,401	108,515,401		
24	Distribution	410,777,170	410,777,170		
25	General	47,896,292	47,896,292		
26	TOTAL (Enter Total of lines 18 thru 25)	1,753,362,231	1,753,362,231		

Schedule Page: 219 Line No.: 11 Column: c

Book cost of plant retired shown here is $89,393 less than retirements shown on page 207, line 88, column d, because page 219, line 11, column c does not include retirements of software, land rights or leasehold improvements.

Schedule Page: 219 Line No.: 15 Column: c

Net gain on property sales of ($5,490.)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Never devoted to Public Service:			
2				
3	Vacant land, near 16th & Bellview, Kansas City, MO.			
4	Originally purchased for Terrace Substation	180,838		180,838
5				
6	Vacant Land, Northland Service Center, Baughamm & Barry			
7	Road in Clay Co., MO to A/C 121 in 1992.	249,238		249,238
8				
9	Vacant Land, Southland Service Center, 199th & Metcalf,			
10	in Johnson Co., KS to A/C 121 in 1992.	649,225		649,225
11				
12	Previously devoted to Public Service:			
13				
14	Former indoor substation, 3035 McGee, Kansas City, MO.,			
15	to A/C 121 in 1985.	3,000		3,000
16				
17	Vacant land, former Gardner Sub. #37 Johnson Co.,			
18	Gardner, Kansas, to A/C 121 in 1987.	100,778		100,778
19				
20	Parking lot, 1312-16 Baltimore, located North of 1330			
21	Baltimore, Kansas City, MO., to A/C 121 in 1992.	383,550		383,550
22				
23	Wyandotte Garage, 1319 Wyandotte, Kansas City, MO.,			
24	to A/C 121 in 1992.	48,544		48,544
25				
26	Building, 121 West 14th, Kansas City, MO., to A/C 121			
27	in 1992.	774,507		774,507
28				
29	Parking Lot, 1414 Baltimore, Kansas City, MO.,			
30	to A/C 121 in 1992.	172,104		172,104
31				
32	Parking Lot, 1411 Wyandotte, Kansas City, MO.,			
33	to A/C 121 in 1992.	119,284		119,284
34				
35	Former Troost Office, 4125 Troost, Kansas City, MO.,			
36	to A/C 121 in 1995.	510,635		510,635
37				
38				
39	Non-Utility Property-KCPL Worry Free Program	18,221		18,221
40	Non-Utility Property-KCPL Meter Treater Program	1,453,188	298,877	1,752,065
41				
42	Minor Items Previously Devoted to Public Service			
43	(22 Items)	208,241		208,241
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property	210,577		210,577
46	TOTAL	5,081,930	298,877	5,380,807

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	WYMO Fuels Inc.			
2				
3	SHARES AMOUNT			
4	795 795,000	09/13/76		
5	100 100,000	02/10/77		
6	1,100 1,100,000	06/01/77		
7	1,220 1,200,000	07/21/77		
8	100 100,000	01/24/78		
9	1,700 1,700,000	05/31/78		
10	300 300,000	05/08/78		
11	130 130,000	02/14/79		
12	2,400 2,400,000	06/01/79		
13	200 200,000	11/09/79		
14	400 400,000	12/31/79		
15	366 366,000	02/20/80		
16	1,550 1,550,000	05/22/80		
17	25 25,000	06/20/80		
18	200 200,000	08/12/80		
19	100 100,000	11/04/80		
20	210 210,000	11/17/80		
21	150 150,000	02/28/81		
22	1,925 1,925,000	06/01/81		
23	275 275,000	09/01/81		
24	200 200,000	12/01/81		
25	175 175,000	02/10/82		
26	1,800 1,800,000	05/25/82		
27	125 125,000	10/04/82		
28	75 75,000	02/17/83		
29	100 100,000	08/03/83		
30	50 50,000	12/21/83		
31	50 50,000	06/20/84		
32	25 25,000	02/01/85		
33	25 25,000	10/02/85		
34	25 25,000	01/27/86		
35	35 35,000	01/14/87		
36	----- ------			
37	15931 15,931,000			15,931,000
38	Proceeds from the sale of Subsidary			
39	Unappropriated undistributed			
40	loss since acquisition (WYMO)			-15,127,519
41	Subtotal			803,481
42	Total Cost of Account 123.1 $ 46,902,140		TOTAL	239,792,202

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
		15,931,000		37
		-1,117,992		38
				39
314,511		-14,813,008		40
314,511		0.00		41
22,062,201		23,319,490		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	KLT, Inc.			
2				
3	SHARES AMOUNT			
4	1,500 1,500,000	12/04/92		
5	2,000 2,000,000	01/15/93		
6	1,000 1,000,000	12/29/93		
7	5,000 5,000,000	03/15/94		
8	3,000 3,000,000	05/24/94		
9	10,000 10,000,000	09/27/94		
10	14,000 14,000,000	12/12/94		
11	3,500 3,500,000	08/22/95		
12	1,000 1,000,000	12/04/95		
13	5,000 5,000,000	02/02/96		
14	1,500 1,500,000	06/28/96		
15	3,500 3,500,000	07/01/96		
16	5,000 5,000,000	10/04/96		
17	5,000 5,000,000	10/15/96		
18	12,000 12,000,000	01/02/97		
19	500 500,000	02/11/97		
20	25,500 25,500,000	02/12/97		
21	10,000 10,000,000	06/27/97		
22	10,000 10,000,000	10/10/97		
23	31,000 31,000,000	02/06/01		
24	150,000 150,000,000			119,000,000
25	—— ———			
26	Equity Dividend to Parent			
27				
28				
29	Income (loss) from subsidiaries			91,633,946
30				
31	Subtotal			210,633,946
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 46,902,140		TOTAL	239,792,202

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
		150,000,000		24
				25
		-269,331,887		26
				27
				28
27,697,931		119,331,887		29
				30
27,697,931		0.00		31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
22,062,201		23,319,490		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1				
2				
3				
4	Home Service Solutions Inc.			
5				
6	SHARES AMOUNT			
7	5,500,000 5,500,000	05/29/98		
8	9,500,000 9,500,000	08/28/98		
9	2,000,000 2,000,000	09/16/98		
10	3,000,000 3,000,000	10/22/98		
11	1,150,158 1,150,158	12/02/98		
12	3,000,000 3,000,000	2/23/99		
13	849,842 849,842	4/30/99		
14	2,000,000 2,000,000	5/12/99		
15	3,000,000 3,000,000	6/29/99		
16	6,500,000 6,500,000	8/24/99		
17	3,000,000 3,000,000	8/26/99		
18	854,934 854,934	10/24/99		
19	940,302 940,302	10/27/99		
20	2,440,498 2,440,498	11/12/99		
21	1,506,406 1,506,406	11/26/99		
22	1,100,000 1,100,000	12/13/99		
23	560,000 560,000	03/08/01		
24				
25	---------- ----------			
26	46,902,140 46,902,140			46,342,140
27				
28	Income (loss) from subsidiaries			-17,987,365
29				
30	Subtotal			28,354,775
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 46,902,140		TOTAL	239,792,202

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1.

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
		46,902,140		26
				27
-5,595,285		-23,582,650		28
				29
-5,595,285		23,319,490		30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
22,062,201		23,319,490		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	Great Plains Power Incorporated			
2				
3	SHARES AMOUNT			
4	1.00 1,000,000	02/06/01		
5	------ ------------			
6	1.00 1,000,000			
7				
8	Equity Dividend to Parent			
9				
10	Income (loss) from subsidiaries			
11				
12	Subtotal			
13				
14				
15	Great Plains Energy Incorporated			
16				
17	SHARES AMOUNT			
18	1.00 100.00	03/12/01		
19	------ --------			
20	1.00 100.00			
21				
22				
23	Adjustments- Holding Company Reorganization			
24				
25	Income (Loss) from subsidiaries			
26				
27	Subtotal			
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 46,902,140		TOTAL	239,792,202

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
				3
				4
				5
		1,000,000		6
				7
		-813,113		8
				9
-186,887		-186,887		10
				11
-186,887		0.00		12
				13
				14
				15
				16
				17
				18
				19
		100		20
				21
		-100		22
		168,069		23
				24
-168,069		-168,069		25
				26
-168,069		0.00		27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
22,062,201		23,319,490		42

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) X An Original (2) _ A Resubmission	04/30/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 224.1 Line No.: 26 Column: g

Equity Dividend to Great Plains Energy Incorporated by Respondent in October 1, 2001, due to the corporate reorganazation.

Schedule Page: 224.1 Line No.: 29 Column: e

Equity in KLT Inc. earnings recorded by Respondent prior to equity dividend to Great Plains Energy Incorparted.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	20,801,878	22,246,432	
2	Fuel Stock Expenses Undistributed (Account 152)			
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)			
8	Transmission Plant (Estimated)			
9	Distribution Plant (Estimated)			
10	*Assigned to - Other*	46,095,240	50,348,952	
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	46,095,240	50,348,952	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	307,021	346,882	All Departments
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	67,204,139	72,942,266	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) X An Original (2) _ A Resubmission	04/30/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 227 Line No.: 11 Column: d

Information requested for lines 5-9 is not available. The level of material and supplies inventory is determined by the maintenance needs of plant in service and is that level required to ensure that KCPL may provide good system reliability. The size of inventory on hand is not determined by the level of new construction activity.

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year		2002	
		No. (b)	Amt. (c)	No. (d)	Amt. (e)
1	Balance-Beginning of Year	69,453.00			
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)	51,680.00		51,680.00	
5	Returned by EPA	22.00		22.00	
6					
7					
8	Purchases/Transfers:				
9	Arizona Public Service			120.00	
10	Millenium Enviromental Gr			150.00	
11					
12					
13					
14					
15	Total			270.00	
16					
17	Relinquished During Year:				
18	Charges to Account 509	59,255.00			
19	Other:				
20					
21	Cost of Sales/Transfers:				
22					
23					
24					
25					
26					
27					
28	Total				
29	Balance-End of Year	61,900.00		51,972.00	
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)		13,055	-270.00	
34	Gains			270.00	
35	Losses		-13,055		
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year				
37	Add: Withheld by EPA	1,422.00		1,422.00	
38	Deduct: Returned by EPA				
39	Cost of Sales	1,422.00		1,422.00	
40	Balance-End of Year				
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)	-1,425.00	-203,686		
45	Gains	1,425.00	203,686		
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2003		2004		Future Years		Totals		Line No.
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	
						69,453.00		1
								2
								3
51,680.00		51,680.00		1,260,517.00		1,467,237.00		4
22.00		22.00		110.00		198.00		5
								6
								7
								8
						120.00		9
						150.00		10
								11
								12
								13
								14
						270.00		15
								16
								17
						59,255.00		18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
51,702.00		51,702.00		1,260,627.00		1,477,903.00		29
								30
								31
								32
						-270.00	13,055	33
						270.00		34
							-13,055	35
								36
1,422.00		1,422.00		36,972.00		42,660.00		37
								38
1,422.00		1,422.00		36,972.00		42,660.00		39
								40
								41
								42
								43
						-1,425.00	-203,686	44
						1,425.00	203,686	45
								46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Settlement of fuel contract with Pittsburg & Midway				
2	Mining Company. Amortized over contract life				
3	ending Dec. 2002		401501	1,627,404	1,627,395
4					
5	Net unamortized balance of allowance for funds for				
6	Iatan Station from May 1980 through July 1981,				
7	excluded from plant but included in the rate base				
8	to be amortized over 25 years beginning July 1981.		407300	194,085	873,383
9					
10	Recoverable taxes.		283601	7,000,000	108,000,000
11					
12	Deferred carrying cost on future transmission	11,919	426500		111,203
13	line.				
14					
15	Deferral relating to funding of Decommissioning &				
16	Decontamination of Enrichment Facility to be	107,904	401518	665,803	3,905,903
17	amortized over 15 years ending September 2007.				
18					
19	October 1996 incremental storm costs to be				
20	amortized over a 5 year period ending Dec. 31				
21	2001.		401583	367,404	
22			402593	1,390,166	
23					
24	Buy down of fuel contract with Arch Coal				
25	Inc. The amortization, over coal burned, is				
26	expected to end in December 2003.		401501	3,247,975	4,819,406
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	119,823		14,492,837	119,337,290

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. *For any deferred debit being amortized, show period of amortization in column (a)*
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Billing Work Orders	4,860,605	26,462,243	Various	28,778,031	2,544,817
2						
3						
4	Pensions	65,174,974	42,112,323	Various	647,387	106,639,910
5						
6	Suspense	-5,073	8,555,030	various	8,550,104	-147
7						
8	Misc. Work Orders, Other	-35,310	1,612,448	Various	1,626,663	-49,525
9						
10	Miscellaneous, Other		954,455	various	297,302	657,153
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress					
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	69,995,196				109,792,208

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Nuclear Refueling Outage Accrual	736,602	5,061,196
3	Reclass per FA96-19-000 (see A/C 282 & 283)	59,971,831	59,862,773
4			
5			
6			
7	Other		
8	TOTAL Electric (Enter Total of lines 2 thru 7)	60,708,433	64,923,969
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)		
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	60,708,433	64,923,969

Notes

Balance at Beginning of Year	$60,708,433
Reclass per FA96-19-000	
See Account 282	2,719,750
See Account 283	(2,828,808)
Add: Amounts Credited to Account 411.1	
Federal Income Taxes	3,648,183
State Income Taxes	676,411
Balance at End of Year	$64,923,969

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	A/C 201 - Common Stock - No Par	1,000		
2	Changed due to assumption of common stock			
3	liability by Great Plains Energy, Inc.			
4	effective October 1, 2001 as a result of the			
5	formation of the holding company.			
6	See the combined presentation of the Notes			
7	to Financial Statements beginning on Page 123.1			
8	for additional information regarding formation			
9	of the holding company.			
10				
11	TOTAL COMMON	1,000		
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
1	487,041,247					1
						2
						3
						4
						5
						6
						7
						8
						9
						10
1	487,041,247					11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Schedule Page: 250 Line No.: 11 Column: d

Not subject to call.

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION PREMIUM ON CAPITAL AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of shares (b)	Amount (c)
1	A/C 202 - Capital Stock Subscribed		
2			
3	A/C 203 - Capital Stock Liability for Conversion		
4			
5	A/C 205 - Preferred Stock Subscribed		
6			
7	A/C 206 - Preferred Stock Liability for Conversion		
8			
9	A/C 207 - Premium on Capital Stock		
10	Common Stock - No Par **	1	39,000,000
11			
12	** Amount represents the excess of consideration contributed from		
13	the holding company		
14			
15			
16	A/C 212 - Installments Received on Capital Stock		
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL	1	39,000,000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	A/C 208 - Donations received from Stockholders	
2		
3	A/C 209 - Reduction in Par or Stated Value of Capital Stock	
4		
5	A/C 210 - Gain on Resale or Cancellation of Reacquired Capital Stock	
6	Balance - January 1, 2001	70,215
7	Equity Dividend to Parent	-70,215
8	SUBTOTAL Balance - December 31, 2001	0.00
9	Changed due to assumption of preferred stock liability by Great	
10	Plains Energy, Inc. effective October 1, 2001 as a result of the	
11	formation of the holding company. See the combined presentation of	
12	Notes to Consolidated Financial Statements beginning on Page 123.1 for	
13	additional information regarding formation of the holding company.	
14		
15	A/C 211 - Miscellaneous Paid-in Capital	
16	Gas Hedging	-247,207
17	Deferred Tax Gas Hedging	96,411
18	Pension-Unrecognized Service Cost	-1,691,098
19	Deferred Tax Pension-Unrecognized Service Cost	659,528
20	SUBTOTAL Balance - December 31, 2001	-1,182,366
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	-1,182,366

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

DISCOUNT ON CAPITAL STOCK (Account 213)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance with respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off during the year and specify the amount charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	None	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21	TOTAL	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CAPITAL STOCK EXPENSE (Account 214)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance in respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off of capital stock expense and specify the account charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	$100 stated value, Cumulative No Par Preferred Stock, Auction Series A	
2	Changed due to assumption of preferred stock liability by Great Plains Energy, Inc.	
3	effective October 1, 2001 as a result of the formation of the holding company.	
4	See the combined presentation of the Notes to Consolidated Financial Statements	
5	beginning on Page 123.1 for additional information regarding formation of the holding	
6	company.	
7		
8		
9	Common Stock - No Par	
10	Changed due to assumption of common stock liability by Great Plains Energy, Inc.	
11	effective October 1, 2001 as a result of the formation of the holding company.	
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22	TOTAL	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	A/C 221 - Bonds		
2	Secured by General Mortgage Bonds		
3	Medium-Term Notes:		
4	Series C	150,000,000	1,587,151
5	Series D	250,000,000	1,925,620
6	Series E	125,000,000	755,490
7	SUBTOTAL	525,000,000	4,268,261
8	Environmental Improvement Revenue		
9	Refunding Bonds:		
10	Variable Rate 1992 Series Due 2017	31,000,000	268,441
11	Variable Rate 1993 Series Due 2012	12,366,000	189,451
12	Variable Rate 1993 Series A Due 2023	40,000,000	282,858
13	Variable Rate 1993 Series B Due 2023	39,480,000	277,014
14	Variable Rate 1994 Series Due 2015	13,982,500	84,480
15	Variable Rate 1994 Series Due 2018	21,940,000	132,631
16	SUBTOTAL	158,768,500	1,234,875
17			
18	Unsecured Notes:		
19	Series F Medium Term	200,000,000	546,454
20	Senior Notes 7.125%	250,000,000	1,703,572
21	Senior Notes 7.125% Discount		550,000 D
22	Senior Notes 6.50%	150,000,000	999,576
23	Senior Notes 6.50% Discount		223,500 D
24	Environmental Improvement Revenue		
25	Refunding Bonds:		
26	Variable Rate Series A Due 2015	56,500,000	177,596
27	Variable Rate Series B Due 2015	50,000,000	148,507
28	4.50% Fixed Rate Series C Due 2017	50,000,000	285,834
29	4.35% Fixed Rate Series D Due 2017	40,000,000	520,708
30	SUBTOTAL	796,500,000	5,155,747
31			
32			
33	TOTAL	1,630,268,500	15,811,958

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
062392	021108	070192	063004	119,000,000	8,856,050	4
022593	030907	022593	022802	60,000,000	4,386,194	5
060695	062002	063095	053005	27,000,000	3,669,423	6
				206,000,000	16,911,667	7
						8
						9
091592	070117	091592	070117	31,000,000	1,045,516	10
101493	010212	101493	010212	12,366,000	562,446	11
120793	120123	120793	120123	40,000,000	1,346,333	12
120793	120123	120793	120123	39,480,000	1,394,044	13
022394	030115	030194	022815	13,982,000	624,505	14
022394	030118	030194	022818	21,940,000	950,141	15
				158,768,000	5,922,985	16
						17
						18
032000	032002	032000	032002	200,000,000	9,266,992	19
121500	121505	121500	121505	250,000,000	17,812,500	20
						21
111501	111511	111501	111511	150,000,000	1,218,750	22
						23
						24
						25
081398	090115	081398	090115	56,500,000	2,394,479	26
081398	090115	081398	090115	50,000,000	2,110,460	27
081398	100117	081398	100117	50,000,000	2,250,000	28
081398	100117	081398	100117	40,000,000	1,610,805	29
				796,500,000	36,663,986	30
						31
						32
				1,311,268,000	60,801,030	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1			
2	A/C 222 - Reacquired Bonds		
3	A/C 223 - Advances from Assoc. Companies		
4	A/C 224 - Other Long-Term Debt		
5	Company-Obligated Mandatorily Redeemable		
6	Preferred Securities	150,000,000	5,153,075
7			
8			
9	Interest on Derivatives		
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	1,630,268,500	15,811,958

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
						5
041597	0331937	041597	033137	150,000,000		6
						7
						8
					1,302,392	9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				1,311,268,000	60,801,030	33

Schedule Page: 256 Line No.: 22 Column: a

The State of Missouri Public Service Commission in case EF-2001-282 authorized up to $400,000,000 of debt securities of which $250,000,000 of 7.125% senior notes were issued during 2000 and $150,000,000 of 6.5% senior notes were issued during 2001.

Schedule Page: 256.1 Line No.: 6 Column: i

Interest expense on Company-Obligated Mandatorily Redeemable Preferred Securites of $12,450,000 for 2001 was charged to Account 431. This is reported on Page 340 line 37.

Schedule Page: 256.1 Line No.: 9 Column: a

Change in fair market value of interest rate derivative instruments including interest rate swap agreements and interest rate cap agreements due to the adoption of SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	119,691,158
2		
3		
4	Taxable Income Not Reported on Books	
5	Contributions in Aid of Construction	3,000,000
6	Section 481 adjustment: Revoke 1997 Section 475 election	1,176,110
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	Income Tax Provision	51,615,572
11	Excess of Straight-Line over Liberalized Depreciation	21,837,131
12	Refueling Outage Costs	11,088,703
13	Other	14,798,456
14	Income Recorded on Books Not Included in Return	
15	AFDC	3,709,052
16	Company Owned Life Insurance	847,095
17	Equity in Subsidiaries	22,062,201
18		
19	Deductions on Return Not Charged Against Book Income	
20	State Income Tax	9,659,241
21	Repair Allowance	7,989,970
22	Repair Expenditures	3,999,260
23	Pension	22,797,118
24	Other	3,454,224
25		
26		
27	Federal Tax Net Income	148,688,969
28	Show Computation of Tax:	
29		
30	Federal Tax (148,688,969 * .35)	52,041,139
31		
32	1999 Tax Return Adjustment	-5,355,390
33	2000 Tax Return Adjustment	-9,971,371
34	Prior Period Adjustments	-3,046,733
35		
36	Federal Income Tax	33,667,645
37		
38		
39		
40		
41		
42		
43		
44		

Schedule Page: 261 Line No.: 13 Column: b

Lease payments	$ 7,026,186
1996 Storm Damage Amortization	1,757,570
Contract Settlement Amortization	1,627,404
FAS133 Mark to Market	876,767
Bad Debt Reserve	451,389
Injury & Damage Reserve	395,275
FAS 106	218,889
Other	2,444,976
	$14,798,456

Schedule Page: 261 Line No.: 24 Column: b

Lease Payments - Interest Expense	$2,652,500
Vacation	631,435
Dividend Paid Credit	136,754
Prepaid Gross Receipts Tax	33,535
	$3,454,224

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	GENERAL TAXES					
2	Federal Unempl. Ins.	2,942		138,792	139,206	
3	FICA	751,060		10,099,178	10,296,693	
4	Payroll Taxes - WCNOC	61,408		2,350,133	2,333,975	
5	Unemployment:					
6	Missouri					
7	Kansas	18		2,542	2,542	
8	K. C. Earnings - Mo.	395,512		583,062	486,739	
9	Fed. Environmental					
10	Federal Excise Tax					
11	Gross Receipts - Mo.	810,243	424,980	40,622,432	40,671,907	
12	Franchise:					
13	Missouri			-6,250	-6,250	
14	Kansas			2,500	2,500	
15	Occupational - Mo.					
16	Occupational - Ks.					
17	Property					
18	Missouri - 2000			20,163,401	20,163,401	
19	Kansas - 2000	11,807,191		22,728,561	11,362,293	
20	Kansas - 1999				11,807,191	
21	Car Line:					
22	Arkansas			10	10	
23	Colorado	600				
24	Nebraska	212,135		153,290	212,135	
25	Oklahoma					
26	Louisiana					
27	West Virginia					
28	Wyoming			55,631	55,631	
29	Kansas	9,719		15,140	17,289	
30	Missouri			31,911	31,911	
31						
32						
33	SUBTOTAL	14,050,828	424,980	96,940,333	97,577,173	
34						
35						
36	Federal	9,377,165		33,667,645	-6,517,695	-48,617,689
37	State:					
38	Missouri	501,711		603,287	234,941	-666,856
39	Kansas	1,054,813		5,717,730	2,226,685	-2,619,998
40						
41	TOTAL	24,984,517	424,980	136,928,995	93,521,104	-51,904,543

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
2,528		111,087			27,705	2
553,545		8,249,053			1,850,125	3
182,506		2,186,536			163,598	4
						5
						6
18		2,542				7
491,835		583,062				8
						9
						10
794,304	458,515	40,622,432				11
						12
		272,464			-278,714	13
		2,500				14
						15
						16
						17
		17,774,345			2,389,056	18
11,366,268		22,452,061			276,500	19
						20
						21
					10	22
600						23
153,290					153,290	24
						25
						26
						27
					55,631	28
7,570					15,140	29
					31,911	30
						31
						32
13,552,464	458,515	92,256,082			4,684,252	33
						34
						35
944,816		38,093,305			-4,425,660	36
						37
203,201		681,602			-78,316	38
1,925,860		6,459,978			-742,247	39
						40
16,626,341	458,515	137,490,967			-561,971	41

Schedule Page: 262 Line No.: 18 Column: l

Included in page 263, Col. (l), are the following amounts for Account 408.2:

Line 18	$84,154
Line 19	$ 9,769
Total 408.2	$93,923

Schedule Page: 262 Line No.: 36 Column: f

Adjustment consists of the following items:

Payments to subsidiary pursuant to tax sharing agreement	$	(48,156,000)
Transfer of deferred tax asset from dissolved subsidiary	$	(461,689)
Total	$	(48,617,689)

Schedule Page: 262 Line No.: 38 Column: f

Adjustment consists of the following items:

Payments to subsidiary pursuant to tax sharing agreement	$	(649,803)
Transfer of deferred tax asset from dissolved subsidiary	$	(17,053)
Total	$	(666,856)

Schedule Page: 262 Line No.: 39 Column: f

Adjustment consists of the following items:

Payments to subsidiary pursuant to tax sharing agreement	$	(2,551,197)
Transfer of deferred tax asset from dissolved subsidiary	$	(68,801)
Total	$	(2,619,998)

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%	38,164			411.4	19,164	
3	4%	116,401			411.4	77,856	
4	7%						
5	10%	48,447,167			411.4	4,092,384	
6							
7							
8	TOTAL	48,601,732				4,189,404	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11	Non-Utility	1,435,019			420	99,252	
12							
13	A/C 255	50,036,751				4,288,656	
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
19,000	33 years		2
38,545	28 years		3
			4
44,354,783	32 years		5
			6
			7
44,412,328			8
			9
			10
1,335,767	33 years		11
			12
45,748,095			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	Decommissioning Expenses-					
2	Kansas	17,945,795			1,598,402	19,544,197
3	Missouri	39,709,676			3,367,873	43,077,549
4	FERC	391,710			26,732	418,442
5						
6						
7	Wolf Creek-					
8	Deferred Compensation & Interest	3,553,202	131 &124.2	1,476,114	1,762,917	3,840,005
9	Intrastate Waste Comm Interest	4,489,082				4,489,082
10	Tax Gross-up, Contributions					
11	in aid of Construction	3,678,506	421	219,638	1,244,733	4,703,601
12	Other	82,597	131,253,417	21,071,120	21,009,984	21,461
13			& 933			
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	69,850,568		22,766,872	29,010,641	76,094,337

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	503,876,905	19,123,655	6,105,080
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	503,876,905	19,123,655	6,105,080
6	Reclass per FA96-19-000	21,432,146		
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	525,309,051	19,123,655	6,105,080
10	Classification of TOTAL			
11	Federal Income Tax	471,668,240	16,120,486	5,150,187
12	State Income Tax	53,640,811	3,003,169	954,893
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
				283	1,363,269	518,258,749	2
							3
							4
					1,363,269	518,258,749	5
					2,719,750	24,151,896	6
							7
							8
					4,083,019	542,410,645	9
							10
					3,446,068	486,084,607	11
					636,951	56,326,038	12
							13

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) X An Original (2) _ A Resubmission	04/30/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 274 Line No.: 2 Column: j

Reclass to account 283 $1,363,269

Schedule Page: 274 Line No.: 6 Column: j

Reclass per FA96-19-000 (see account 190)

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Bond Refinancing	2,217,638		339,461
4	Reclass per FA96-19-000	38,539,685		
5	Limited Vacation Accrual	-4,424,827		-333,621
6	Post Retirement Benefits	-4,982,585	2,682,368	3,170,262
7	FASB 109	115,000,000		
8	Other including Pensions	15,242,813	45,013	-7,670,310
9	TOTAL Electric (Total of lines 3 thru 8)	161,592,724	2,727,381	-4,494,208
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18				
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	161,592,724	2,727,381	-4,494,208
20	Classification of TOTAL			
21	Federal Income Tax	141,340,055	2,312,824	-3,791,268
22	State Income Tax	20,252,669	414,557	-702,940
23	Local Income Tax			

NOTES

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	
[redacted]							1
[redacted]							2
						1,878,177	3
			2,828,808			35,710,877	4
						-4,091,206	5
						-5,470,479	6
		182	7,000,000			108,000,000	7
		various	2,119,204			20,838,932	8
			11,948,012			156,866,301	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
							18
			11,948,012			156,866,301	19
[redacted]							20
			10,084,122			137,360,025	21
			1,863,890			19,506,276	22
							23

NOTES (Continued)

Schedule Page: 276 Line No.: 4 Column: h

Reclass per FA96-19-000 (see account 190).

Schedule Page: 276 Line No.: 7 Column: h

The amount of $7,000,000 reflects the change in the deferred income tax liability balance for the FASB 109 adjustment. The adjustment was debited to Deferred Regulatory Asset.

Schedule Page: 276 Line No.: 8 Column: h

Reclass to account 282	$1,363,269
Other comprehensive income - pension	659,524
Other comprehensive income - gas hedging	96,411
Total	$2,119,204

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. *For regulatory Liabilities being amortized show period of amortization in column (a).*
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1	Sale of Emmission Allowances	143131	13,055	203,686	3,462,491
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		13,055	203,686	3,462,491

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	348,769,921	352,095,387
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	411,844,308	406,260,497
5	Large (or Ind.) (See Instr. 4)	103,868,249	127,562,073
6	(444) Public Street and Highway Lighting	8,343,450	8,172,115
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	872,825,928	894,090,072
11	(447) Sales for Resale	79,294,598	44,481,000
12	TOTAL Sales of Electricity	952,120,526	938,571,072
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	952,120,526	938,571,072
15	Other Operating Revenues		
16	(450) Forfeited Discounts	3,016,366	2,444,602
17	(451) Miscellaneous Service Revenues	759,415	564,420
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	1,326,813	1,127,146
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	10,255,796	9,252,275
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	15,358,390	13,388,443
27	TOTAL Electric Operating Revenues	967,478,916	951,959,515

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
				1
4,728,840	4,725,323	417,536	409,536	2
				3
6,798,077	6,686,957	52,596	51,414	4
2,129,801	2,713,093	2,365	2,367	5
78,524	75,949	116	119	6
				7
				8
				9
13,735,242	14,201,322	472,613	463,436	10
3,557,288	1,717,661	50	37	11
17,292,530	15,918,983	472,663	463,473	12
				13
17,292,530	15,918,983	472,663	463,473	14

Line 12, column (b) includes $ 28,854,833 of unbilled revenues.

Line 12, column (d) includes 533,824 MWH relating to unbilled revenues

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) X An Original (2) _ A Resubmission	04/30/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 300 Line No.: 27 Column: c

Unmetered sales include account 440 for private protective area lighting; account 442 for private area lighting, private street lighting; public telephone booths, gas telemetering stations, telecable service and freeway signs; and account 444 for street and highway lighting. Kilowatt hours consumed by these customers are calculated on the basis of known energy requirements of equipment installed.

Industrial customers are considered to be those included in the Mining and Manufacturing classification in the Standards Industrial Classification Manual of the Bureau of the Budget.

Schedule Page: 300 Line No.: 1 Column: $

Unbilled notation on page 301 reflects the MWH and revenue determined to be unbilled in the December unbilled calculation. It has been determined that the amount should not be the change in unbilled from the previous year.

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	RESIDENTIAL - URBAN 400-440					
2	1-ALD-02 AREA LIGHTING	970	217,321	1,031	941	0.2240
3	2-ALD-02 AREA LIGHTING	314	59,918	483	650	0.1908
4	3-ALD-02 AREA LIGHTING					
5	4-ALD-02 AREA LIGHTING					
6	2-PG1-02 PARALLEL GENERATION					
7	1-RDH-02 H RES DEMAND WITH					
8	2-RDH-02 H RES DEMAND WITH					
9	1-RDS-02 RES DEMAND -		12	1		
10	2-RDS-02 RES DEMAND -					
11	2-RFA-02 H ALL ELECTRIC HOME					
12	1-RFE-02 H RES ALL ELEC	1,783	109,190	14	127,357	0.0612
13	1-RH1-02 H RESIDENTIAL MOTEL	833	54,165	156	5,340	0.0650
14	1-RSD-02 3P AIR-C DEMAND	2,449	163,912	104	23,548	0.0669
15	2-RSD-02 3P AIR-C DEMAND	1,804	132,583	55	32,800	0.0735
16	1-RS1-02 RES STANDARD MULT	1,873,342	147,542,281	202,504	9,251	0.0788
17	1-RS1-B RES STAND METERED &	1,209	102,220	54	22,389	0.0845
18	2-RS1-02 RES STANDARD MULT	1,719,425	132,990,926	141,477	12,153	0.0773
19	3-RS1-02 RES STANDARD MULT		72	1		
20	4-RS1-02 RES STANDARD MULT					
21	1-RS2-02 H STANDARD WITH	2,458	167,396	203	12,108	0.0681
22	2-RS2-02 H STANDARD WITH	3,904	269,359	268	14,567	0.0690
23	3-RS2-02 H STANDARD WITH		2	1		
24	1-RS3-02 H STANDARD WITH	19,548	1,276,565	2,027	9,644	0.0653
25	2-RS3-02 H STANDARD WITH	13,382	838,602	1,090	12,277	0.0627
26	3-RS3-02 H STANDARD WITH					
27	1-RS6-02 H STANDARD WITH	121,177	7,842,136	9,447	12,827	0.0647
28	2-RS6-02 H STANDARD WITH	113,528	6,831,694	8,340	13,612	0.0602
29	3-RS6-02 H STANDARD WITH					
30	1-RWD-02 3P AIR-C WTR HGT	18	1,454	2	9,000	0.0808
31	1-RW1-02 WATER HEATING	42,236	3,019,416	3,478	12,144	0.0715
32	2-RW1-02 WATER HEATING	20,524	1,370,462	1,824	11,252	0.0668
33	3-RW1-02 WATER HEATING		6	1		
34	1-RW2-02 H WATER HTG & SPACE	17,097	1,038,517	1,126	15,184	0.0607
35	2-RW2-02 H WATER HTG & SPACE	10,966	608,191	799	13,725	0.0555
36	3-RW2-02 H WATER HTG & SPACE					
37	1-RW3-02 H WATER HTG & SPACE	121,707	7,315,392	7,816	15,572	0.0601
38	2-RW3-02 H WATER HTG & SPACE	131,490	7,182,012	8,589	15,309	0.0546
39	3-RW3-02 H WATER HTG & SPACE					
40	1-RW6-02 H WATER HTG & SPACE	72,954	4,376,822	6,127	11,907	0.0600
41	TOTAL Billed	13,845,127	879,244,890	472,613	29,295	0.0635
42	Total Unbilled Rev.(See Instr. 6)	-109,885	-6,418,962	0	0	0.0584
43	TOTAL	13,735,242	872,825,928	472,613	29,062	0.0635

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	2-RW6-02 H WATER HTG & SPACE	188,334	10,439,283	14,603	12,897	0.0554
2	3-RW6-02 H WATER HTG & SPACE		4	1		
3	1-RW7-02 H WATER HTG & SPACE	805	42,286	25	32,200	0.0525
4	2-RW7-02 H WATER HTG & SPACE	1,570	84,415	45	34,889	0.0538
5	3-RW7-02 H WATER HTG & SPACE					
6	1-TD1-02 TOD DEMAND					
7	2-TD1-02 TOD DEMAND					
8	1-TEA-02 H TOD ENERGY ALL	45	2,493	1	45,000	0.0554
9	1-TE1-02 TOD ENERGY	874	62,102	59	14,814	0.0711
10	2-TE1-02 TOD ENERGY	1,050	71,766	69	15,217	0.0683
11	CIS SYSTEM DATA CLEAN-UP	-1,507	-135,540	724	-2,081	0.0899
12	BD NON RETENTION TAXES		241			
13	WIND GENERATION		140			
14	UNBILLED	-44,190	-2,980,941			0.0675
15	TOTAL	4,440,099	331,096,875	412,545	10,763	0.0746
16						
17	RESIDENTIAL - RURAL 400-440					
18	3-ALD-03 AREA LIGHTING	141	32,592	195	723	0.2311
19	4-ALD-03 AREA LIGHTING	963	180,049	1,629	591	0.1870
20	3-FM1-03 H ALL ELEC MODULAR	13	805	1	13,000	0.0619
21	4-FM1-03 H ALL ELEC MODULAR					
22	3-FS1-03 STANDARD	22,715	1,513,667	2,189	10,377	0.0666
23	4-FS1-03 STANDARD	63,315	4,904,847	5,800	10,916	0.0775
24	3-FS2-03 H STANDARD WITH	242	13,654	13	18,615	0.0564
25	4-FS2-03 H STANDARD WITH	259	18,043	17	15,235	0.0697
26	3-FS3-03 H STANDARD WITH	1,223	66,071	51	23,980	0.0540
27	4-FS3-03 H STANDARD WITH	2,051	122,801	101	20,307	0.0599
28	3-FS6-03 H STANDARD WITH	493	25,525	20	24,650	0.0518
29	4-FS6-03 H STANDARD WITH	2,196	121,269	123	17,854	0.0552
30	3-FW1-03 WATER HEATING	19,370	1,210,132	1,253	15,459	0.0625
31	4-FW1-03 WATER HEATING	30,770	2,039,580	2,264	13,591	0.0663
32	3-FW2-03 H WATER HTG & SPACE	2,414	126,960	93	25,957	0.0526
33	4-FW2-03 H WATER HTG & SPACE	1,365	71,057	63	21,667	0.0521
34	3-FW3-03 H WATER HTG & SPACE	16,329	855,010	596	27,398	0.0524
35	4-FW3-03 H WATER HTG & SPACE	77,058	3,945,724	2,787	27,649	0.0512
36	3-FW6-03 H WATER HTG & SPACE	8,350	428,270	382	21,859	0.0513
37	4-FW6-03 H WATER HTG & SPACE	45,171	2,292,609	1,763	25,622	0.0508
38	3-FW7-03 H WATER HTG & SPACE	64	3,657	3	21,333	0.0571
39	4-FW7-03 H WATER HTG & SPACE	200	10,745	6	33,333	0.0537
40	4-RDH-03 H RES DMD WITH					
41	TOTAL Billed	13,845,127	879,244,890	472,613	29,295	0.0635
42	Total Unbilled Rev.(See Instr. 6)	-109,885	-6,418,962	0	0	0.0584
43	TOTAL	13,735,242	872,825,928	472,613	29,062	0.0635

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	4-RDS-03 RES DEMAND -					
2	UNBILLED	-5,480	-331,071			0.0604
3	TOTAL	289,222	17,651,996	19,349	14,948	0.0610
4						
5	SMALL OR COMMERCIAL - URBAN					
6	1-ALD-12 AREA LIGHTING	13,160	1,771,438	2,432	5,411	0.1346
7	2-ALD-12 AREA LIGHTING	2,130	322,479	673	3,165	0.1514
8	3-ALD-12 AREA LIGHTING					
9	4-ALD-23 AREA LIGHTING					
10	1-GCT-12	7,622	286,763	2	3,811,000	0.0376
11	1-LGA-12 H LRG GEN SERV ALL	702,452	34,258,531	208	3,377,173	0.0488
12	2-LGA-12 H LRG GEN SERV ALL	422,501	20,295,826	180	2,347,228	0.0480
13	1-LGH-12 H LRG GEN SERV	68,528	3,947,119	47	1,458,043	0.0576
14	2-LGH-12 H LRG GEN SERV	91,263	4,985,513	54	1,690,056	0.0546
15	1-LGS-12 LARGE GENERAL	875,690	52,543,061	654	1,338,976	0.0600
16	2-LGS-12 LARGE GENERAL	835,013	48,117,699	603	1,384,765	0.0576
17	2-LSA-12	3,606	235,868	4	901,500	0.0654
18	1-LSH-12 H LG PRIOR SC OR SR	2,665	175,022	2	1,332,500	0.0657
19	2-LSH-12 H LG PRIOR SC OR SR	8,909	527,382	8	1,113,625	0.0592
20	2-LSS-12	4,690	385,010	10	469,000	0.0821
21	2-LS1-12 OFF PEAK LIGHTING	22,743	1,066,862	983	23,136	0.0469
22	1-MGA-12 H MED GEN SERV ALL	92,060	5,102,084	322	285,901	0.0554
23	2-MGA-12 H MED GEN SERV ALL	51,901	2,722,286	222	233,788	0.0525
24	1-MGH-12 H MED GEN SERV	24,965	1,656,529	129	193,527	0.0664
25	2-MGH-12 H MED GEN SERV	23,547	1,608,478	117	201,256	0.0683
26	1-MGS-12 MEDIUM GENERAL	714,982	50,087,009	3,662	195,244	0.0701
27	2-MGS-12 MEDIUM GENERAL	509,814	36,707,428	2,854	178,631	0.0720
28	2-MSA-12	1,388	89,470	4	347,000	0.0645
29	1-MSH-12 MED PRIOR SC OR SR	1,101	74,911	3	367,000	0.0680
30	2-MSH-12 MED PRIOR SC OR SR	1,367	100,916	7	195,286	0.0738
31	1-MSS-12 MEDIUM PRIOR SC OR	26,560	2,231,950	184	144,348	0.0840
32	2-MSS-12 MEDIUM PRIOR SC OR	16,311	1,379,420	118	138,229	0.0846
33	2-PGH-12	19,271	938,764	2	9,635,500	0.0487
34	1-PGS-12 LARGE POWER	203,872	10,943,547	28	7,281,143	0.0537
35	2-PGS-12 LARGE POWER	106,020	5,398,904	15	7,068,000	0.0509
36	1-SGA-12 H SML GEN SERV ALL	11,225	776,253	372	30,175	0.0692
37	2-SGA-12 H SML GEN SERV ALL	10,299	794,068	515	19,998	0.0771
38	1-SGH-12 H SML GEN SERV	9,545	742,978	365	26,151	0.0778
39	2-SGH-12 H SML GEN SERV	10,445	832,440	341	30,630	0.0797
40	1-SGS-12 SMALL GENERAL	348,076	30,279,739	21,562	16,143	0.0870
41	TOTAL Billed	13,845,127	879,244,890	472,613	29,295	0.0635
42	Total Unbilled Rev.(See Instr. 6)	-109,885	-6,418,962	0	0	0.0584
43	TOTAL	13,735,242	872,825,928	472,613	29,062	0.0635

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	2-SGS-12 SMALL GENERAL	218,342	19,746,403	14,459	15,101	0.0904
2	1-SSA-12 H SML PRIOR ST ALL	247	17,586	10	24,700	0.0712
3	2-SSA-12 H SML PRIOR ST ALL	407	33,661	3	135,667	0.0827
4	1-SSH-12 H SM PRIOR SC OR SR	931	91,015	20	46,550	0.0978
5	2-SSH-12 H SM PRIOR SC OR SR	452	36,239	14	32,286	0.0802
6	1-SSS-12 PRIOR SMALL SC OR SR	16,015	1,709,634	771	20,772	0.1068
7	2-SSS-12 PRIOR SMALL SC OR SR	8,199	854,618	429	19,112	0.1042
8	1-SUS-12 SMALL GEN SERV	7,181	606,858	1,170	6,138	0.0845
9	2-SUS-12 SMALL GEN SERV	2,853	334,354	1,579	1,807	0.1172
10	COMPANY USAGE BOOKED TO	-79				
11	STREET LIGHTING PRIVATE	23	32,132			1.3970
12	GST ADJUSTMENTS		2,322			
13	CIS SYSTEM DATA CLEAN-UP	-15,737	-855,249	141	-111,610	0.0543
14	BD NON RETENTION TAXES		45			
15	Miscellaneous Billing		-21,221			
16	UNBILLED	-49,964	-3,356,704			0.0672
17	TOTAL	5,432,591	340,617,440	55,278	98,278	0.0627
18						
19	SMALL OR COMMERCIAL -					
20	1-LGA-15 H LRG GEN SERV ALL	70,101	3,195,592	8	8,762,625	0.0456
21	1-LGS-15 LARGE GENERAL	171,585	9,872,323	66	2,599,773	0.0575
22	2-LGS-15 LARGE GENERAL	45,936	2,577,506	22	2,088,000	0.0561
23	1-MGA-15 H MED GEN SERV ALL	1,405	78,524	2	702,500	0.0559
24	1-MGS-15 MEDIUM GENERAL	11,884	954,334	24	495,167	0.0803
25	2-MGS-15 MEDIUM GENERAL	486	32,466	2	243,000	0.0668
26	1-PGS-15 LARGE POWER	610,009	30,030,448	40	15,250,225	0.0492
27	2-PGS-15 LARGE POWER	188,951	9,070,596	13	14,534,692	0.0480
28	1-POS-15 LG PW SERV OFF PK	108,308	5,447,653	10	10,830,800	0.0503
29	1-POS-W	28,596	1,130,537	1	28,596,000	0.0395
30	2-PGS-W	106,269	3,970,084	1	106,269,000	0.0374
31	2-SGA-F	1	215	1	1,000	0.2150
32	2-SGS-F	2,847	180,728	2	1,423,500	0.0635
33	1-SGS-15 SMALL GENERAL	936	100,642	34	27,529	0.1075
34	2-SGS-15 SMALL GENERAL					
35	1-SSS-15 PRIOR SMALL SC OR SR	134	23,042	2	67,000	0.1720
36	TOTAL	1,347,448	66,664,690	228	5,909,860	0.0495
37						
38	LARGE OR INDUSTRIAL -					
39	1-LGS-17 LARGE GENERAL	41,914	2,472,345	18	2,328,556	0.0590
40	2-LGS-17 LARGE GENERAL	10,685	611,777	6	1,780,833	0.0573
41	TOTAL Billed	13,845,127	879,244,890	472,613	29,295	0.0635
42	Total Unbilled Rev.(See Instr. 6)	-109,885	-6,418,962	0	0	0.0584
43	TOTAL	13,735,242	872,825,928	472,613	29,062	0.0635

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	2-MC1-17 SP					
2	1-MGS-17 MEDIUM GENERAL	2,529	165,710	8	316,125	0.0655
3	2-MGS-17	24	2,539	1	24,000	0.1058
4	1-PGS-17 LARGE POWER	1,062,350	43,630,148	29	36,632,759	0.0411
5	2-PGS-17 LARGE POWER	128,830	5,634,550	7	18,404,286	0.0437
6	1-POS-17 LG PW SERV OFF PK	226,280	10,470,476	4	56,570,000	0.0463
7	1-SGS- 17 SMALL GENERAL	25	2,214	1	25,000	0.0886
8	2-SGS-17 SMALL GENERAL					
9	GST ADJUSTMENT		328,767			
10	CIS SYSTEM DATA CLEAN-UP	15,881	2,074,713	1	15,881,000	0.1306
11	REVENUE ACCRUAL	22,525	862,360			0.0383
12	UNBILLED	-11,324	-409,487			0.0362
13	TOTAL	1,499,719	65,846,112	75	19,996,253	0.0439
14						
15	LARGE OR INDUSTRIAL - OTHER					
16	1-LGA-19 H LRG GEN SERV ALL	9,679	532,845	8	1,209,875	0.0551
17	2-LGA-19 H LRG GEN SERV ALL	23,860	1,230,358	14	1,704,286	0.0516
18	1-LGH-19 H LARGE GEN SERV	10,250	519,897	2	5,125,000	0.0507
19	2-LGH-19 H LARGE GEN SERV	2,171	122,890	1	2,171,000	0.0566
20	1-LGS-19 LARGE GENERAL	173,433	10,931,166	127	1,365,614	0.0630
21	2-LGS-19 LARGE GENERAL	101,829	6,353,629	68	1,497,485	0.0624
22	1-MGA-19 H MED GEN SERV ALL	3,703	238,789	16	231,438	0.0645
23	2-MGA-19 H MED GEN SERV ALL	1,329	74,210	5	265,800	0.0558
24	3-MGA-19 H MED GEN SERV ALL					
25	1-MGH-19 H MED GEN SERV	382	31,525	3	127,333	0.0825
26	2-MGH-19 H MED GEN SERV	1,174	89,272	4	293,500	0.0760
27	1-MGS-19 MEDIUM GENERAL	66,081	5,131,397	368	179,568	0.0777
28	2-MGS-19 MEDIUM GENERAL	30,391	2,352,458	176	172,676	0.0774
29	3-MGS-19 MEDIUM GENERAL	138	15,494	1	138,000	0.1123
30	1-PGS-19 LARGE POWER	52,187	2,689,423	7	7,455,286	0.0515
31	2-PGS-19 LARGE POWER	80,241	4,110,728	11	7,294,636	0.0512
32	1-SGA-19 H SM GEN SERV ALL	1,357	95,260	10	135,700	0.0702
33	2-SGA-19 H SM GEN SERV ALL	229	14,272	11	20,818	0.0623
34	1-SGH-19 H SM GEN SERV SPACE	46	2,445	2	23,000	0.0532
35	2-SGH-19 H SM GEN SERV SPACE	166	14,487	4	41,500	0.0873
36	1-SGS-19 SMALL GENERAL	16,485	1,427,941	714	23,088	0.0866
37	2-SGS-19 SMALL GENERAL	12,989	1,133,454	876	14,828	0.0873
38	GST ADJUSTMENTS		126			
39	ASH GROVE AGGREGATE INC		-57,450			
40	CIS SYSTEM DATA CLEAN-UP	815	41,431	1	815,000	0.0508
41	TOTAL Billed	13,845,127	879,244,890	472,613	29,295	0.0635
42	Total Unbilled Rev.(See Instr. 6)	-109,885	-6,418,962	0	0	0.0584
43	TOTAL	13,735,242	872,825,928	472,613	29,062	0.0635

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	UNBILLED	-10,336	628,531			-0.0608
2	TOTAL	578,599	37,724,578	2,429	238,205	0.0652
3						
4	SMALL OR COMMERCIAL -RURAL					
5	3-ALD-22 AREA LIGHTING	76	12,500	40	1,900	0.1645
6	4-ALD-22 AREA LIGHTING	151	27,403	136	1,110	0.1815
7	3-LGA-22 H LG GEN SERV ALL	1,531	72,445	1	1,531,000	0.0473
8	4-LGA-J	18	11,925	1	18,000	0.6625
9	4-LGH-22 H LARGE GEN SERV	1,280	78,122	1	1,280,000	0.0610
10	3-LGS-22 LARGE GENERAL	2,900	231,607	4	725,000	0.0799
11	4-LGS-22 LARGE GENERAL	1,658	121,937	2	829,000	0.0735
12	4-LS1-22 OFF PEAK LIGHTING	115	5,412	6	19,167	0.0471
13	4-LSA-22	693	22,935	4	173,250	0.0331
14	4-LSS-22	519	41,812	1	519,000	0.0806
15	3-MGA-22 H MED GEN SERV ALL	445	30,797	4	111,250	0.0692
16	4-MGA-22 H MED GEN SERV ALL	2,050	132,233	20	102,500	0.0645
17	3-MGH-22 H MED GEN SERV SPC	637	44,131	4	159,250	0.0693
18	4-MGH-22 H MED GEN SERV SPC	3,732	250,405	26	143,538	0.0671
19	3-MGS-22 MEDIUM GENERAL	5,347	338,452	33	162,030	0.0633
20	4-MGS-22 MEDIUM GENERAL	7,441	584,902	57	130,544	0.0786
21	4-MSA-J	652	39,016	1	652,000	0.0598
22	4-MSH-22 H MED PRIOR SC OR SR	324	22,685	1	324,000	0.0700
23	4-MSS-22 MEDIUM PRIOR SC OR	1,289	112,210	10	128,900	0.0871
24	4-PGS-22 LARGE POWER	18,373	827,155	1	18,373,000	0.0450
25	3-SGA-22 H SM GEN SERV ALL	403	28,103	17	23,706	0.0697
26	4-SGA-22 H SM GEN SERV ALL	872	63,499	28	31,143	0.0728
27	3-SGH-22 H SM GEN SERV SPC	278	20,338	13	21,385	0.0732
28	4-SGH-22 H SM GEN SERV SPC	1,430	121,046	51	28,039	0.0846
29	3-SGS-22 SMALL GENERAL	5,145	450,570	595	8,647	0.0876
30	4-SGS-22 SMALL GENERAL	11,028	1,086,434	1,318	8,367	0.0985
31	3-SSH-22 H SM PRIOR SC OR SR	41	3,521	1	41,000	0.0859
32	4-SSH-22 H SM PRIOR SC OR SR	164	13,862	7	23,429	0.0845
33	3-SSS-22 PRIOR SMALL SC OR SR	398	33,469	22	18,091	0.0841
34	4-SSS-22 PRIOR SMALL SC OR SR	782	85,980	52	15,038	0.1099
35	3-SUS-22 SMALL GENERAL SERV	1	164	2	500	0.1640
36	4-SUS-22 SMALL GENERAL SERV	69	6,120	22	3,136	0.0887
37	WIND GENERATION		99			
38	UNBILLED	-822	-49,546			0.0603
39	TOTAL	69,020	4,871,743	2,481	27,819	0.0706
40						
41	TOTAL Billed	13,845,127	879,244,890	472,613	29,295	0.0635
42	Total Unbilled Rev.(See Instr. 6)	-109,885	-6,418,962	0	0	0.0584
43	TOTAL	13,735,242	872,825,928	472,613	29,062	0.0635

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	PUBLIC STREET & HWY LIGHTING					
2	1-MSL-30 MUNICIPAL ST					
3	2-MSL-30 MUNICIPAL ST					
4	3-MSL-30 MUNICIPAL ST					
5	4-MSL-30 MUNICIPAL ST					
6	PUBLIC STREET LIGHTING	22,563	5,056,870			0.2241
7	KANSAS CITY STREET LIGHTS	54,410	2,652,624			0.0488
8	TOTAL	76,973	7,709,494			0.1002
9						
10	PRIVATE STREET LIGHTING:					
11	MISSOURI					
12	KANSAS					
13	Miscellaneous Billings					
14	TOTAL					
15						
16	TRAFFIC SIGNAL SALES:					
17	1-TSL-34 TRAFFIC SIGNAL LIGHTS	89	37,228	3	29,667	0.4183
18	2-TSL-34 TRAFFIC SIGNAL LIGHTS	1,482	641,879	14	105,857	0.4331
19	HIGGINSVILLE		-36,107			
20	TOTAL	1,571	643,000	17	92,412	0.4093
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	13,845,127	879,244,890	472,613	29,295	0.0635
42	Total Unbilled Rev.(See Instr. 6)	-109,885	-6,418,962	0	0	0.0584
43	TOTAL	13,735,242	872,825,928	472,613	29,062	0.0635

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	SALES FOR RESALE					
2	Missouri Public Service Company	RQ	47	N/A	N/A	N/A
3	Missouri Public Service Company	RQ	74	.963	.963	.856
4	City of Independence, MO	RQ	42	N/A	N/A	N/A
5	City of Prescott, KS	RQ	76	.418	.421	.308
6	City of Osawatomie, KS	RQ	77	N/A	6.188	5.469
7	City of Slater, MO	RQ	98	3.735	3.679	3.493
8	City Pomona, KS	RQ	82	1.343	1.301	1.249
9	Board of Public Utilities - KCK	RQ	109	N/A	N/A	N/A
10	City of Garnett, KS	RQ	78	N/A	5.990	4.328
11	Kansas Electric Power Coop. (Coffey Co)	RQ	69	2.530	2.844	2.530
12	Kansas Elec Power Coop (United Elec)	RQ	84	5.300	6.235	5.712
13	City of Higginsville	RQ	77	N/A	16.208	6.981
14	Accounting Adjustments	RQ				
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
					1
					2
4,842	69,902	96,840	20,664	187,406	3
512		15,561		15,561	4
2,152	30,371	43,032	4,686	78,089	5
3,522	53,400	66,427	14,627	134,454	6
20,561	271,179	411,216	38,994	721,389	7
7,031	97,478	140,616	15,891	253,985	8
					9
5,712	53,400	105,515	15,146	174,061	10
14,937	181,076	298,752	26,467	506,295	11
32,966	394,666	659,333	58,152	1,112,151	12
33,589	213,600	605,993	63,149	882,742	13
			-2,771	-2,771	14
125,824	1,365,072	2,443,285	255,005	4,063,362	
3,431,464	1,178,955	63,993,281	10,059,000	75,231,236	
3,557,288	**2,544,027**	**66,436,566**	**10,314,005**	**79,294,598**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	BULK POWER SALES					
2	* City of Baldwin, KS	OS	85	.755	N/A	N/A
3	City of Carrollton, MO	OS	86	5.388	N/A	N/A
4	City of Gardner, KS	OS	105	9.328	N/A	N/A
5	City of Garnett, KS	OS	78	.736	N/A	N/A
6	City of Higginsville, MO	OS	108	2.220	N/A	N/A
7	City of Marshall, MO	OS	83	14.667	N/A	N/A
8	City of Osawatomie, KS	OS	77	.547	N/A	N/A
9	City of Ottawa, KS	OS	90	5.049	N/A	N/A
10	City of Salisbury, MO	OS	100	2.654	N/A	N/A
11	Independence Power & Light	OS	101	18.091	N/A	N/A
12	Independence Power & Light	OS	101	N/A	N/A	N/A
13	*American Electric Power	OS	Supl # 13	N/A	N/A	N/A
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
					1
3,286	11,256	74,699		85,955	2
42,885	68,209	902,260		970,469	3
74,475	118,022	1,581,886		1,699,908	4
2,864	11,389	74,361		85,750	5
14,594	30,712	327,202		357,914	6
147,614	186,665	2,821,334		3,007,999	7
721	9,235	32,308		41,543	8
41,348	70,127	722,126		792,253	9
21,569	33,445	493,044		526,489	10
54	219,895	1,945		221,840	11
684,860		9,247,268	7,560,000	16,807,268	12
16,125		370,445		370,445	13
					14
125,824	1,365,072	2,443,285	255,005	4,063,362	
3,431,464	1,178,955	63,993,281	10,059,000	75,231,236	
3,557,288	**2,544,027**	**66,436,566**	**10,314,005**	**79,294,598**	

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations)	Statistical Classification	FERC Rate Schedule or Tariff Number	Average Monthly Billing Demand (MW)	Actual Demand (MW)	
					Average Monthly NCP Demand	Average Monthly CP Demand
	(a)	(b)	(c)	(d)	(e)	(f)
1	Aquila Power	OS	Supl # 13	N/A	N/A	N/A
2	Arkansas Rural Electric	OS	Supl # 13	N/A	N/A	N/A
3	Associated Electric Coop	OS	Supl # 13	N/A	N/A	N/A
4	Axia Energy	OS	Supl # 13	N/A	N/A	N/A
5	Board of Public Utilities	OS	Supl # 13	N/A	N/A	N/A
6	Calpine Power Services	OS	Supl # 13	N/A	N/A	N/A
7	Cargill-Alliant	OS	Supl # 13	N/A	N/A	N/A
8	American Electrical Power Service (CSW)	OS	Supl # 13	N/A	N/A	N/A
9	Cinergy	OS	Supl # 13	N/A	N/A	N/A
10	Cleco	OS	Supl # 13	N/A	N/A	N/A
11	Constellation Power	OS	Supl # 13	N/A	N/A	N/A
12	Coral Power	OS	Supl # 13	N/A	N/A	N/A
13	DTE Energy Trading	OS	Supl # 13	N/A	N/A	N/A
14	Duke Energy Trading & Mktg	SF	Sulp # 13	N/A	N/A	N/A
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
182,174		2,902,472		2,902,472	1
123,443		1,826,732		1,826,732	2
303,149		5,686,459		5,686,459	3
153		4,111		4,111	4
783		33,666		33,666	5
350		6,460		6,460	6
153,951		4,689,069		4,689,069	7
600		11,700		11,700	8
4,383		101,845		101,845	9
1,550		37,050		37,050	10
4,522		72,712		72,712	11
11,145		150,319		150,319	12
800		12,800		12,800	13
61,077		865,460		865,460	14
125,824	1,365,072	2,443,285	255,005	4,063,362	
3,431,464	1,178,955	63,993,281	10,059,000	75,231,236	
3,557,288	**2,544,027**	**66,436,566**	**10,314,005**	**79,294,598**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Dynegy Power Marketing	OS	Supl # 13	N/A	N/A	N/A
2	Empire District Electric	OS	Supl # 13	N/A	N/A	N/A
3	Enron Power Marketing	OS	Supl # 13	N/A	N/A	N/A
4	Entergy Electric	OS	Supl # 13	N/A	N/A	N/A
5	Entergy Power Marketing	OS	Supl # 13	N/A	N/A	N/A
6	Entergy-Koch Trading	OS	Supl # 13	N/A	N/A	N/A
7	Exelon	OS	Supl # 13	N/A	N/A	N/A
8	Grand River Dam Authority	OS	Supl # 13	N/A	N/A	N/A
9	Independence Power & Light	OS	Supl # 13	N/A	N/A	N/A
10	Kansas Gas & Electric	OS	Supl # 13	N/A	N/A	N/A
11	Kansas Power & Light	OS	Supl # 13	N/A	N/A	N/A
12	Lincoln Electric	OS	Supl # 13	N/A	N/A	N/A
13	MidAmerica Energy	OS	Supl # 13	N/A	N/A	N/A
14	Mirant Americas Energy	OS	Supl # 13	N/A	N/A	N/A
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
40,827		894,644		894,644	1
115,778		2,438,337		2,438,337	2
13,065		340,992		340,992	3
4,382		90,401		90,401	4
2,547		89,398		89,398	5
5,839		104,184		104,184	6
1,279		27,426		27,426	7
14,495		270,845		270,845	8
10,218		225,156		225,156	9
1		120		120	10
31,553		637,974		637,974	11
55		1,100		1,100	12
200		4,200		4,200	13
19,671		388,149		388,149	14
125,824	1,365,072	2,443,285	255,005	4,063,362	
3,431,464	1,178,955	63,993,281	10,059,000	75,231,236	
3,557,288	**2,544,027**	**66,436,566**	**10,314,005**	**79,294,598**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classifi-cation (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Missouri Public Service	OS	Supl # 13	N/A	N/A	N/A
2	NRG Power Marketing	OS	Supl # 13	N/A	N/A	N/A
3	OGE Energy Resources	OS	Supl # 13	N/A	N/A	N/A
4	Oklahoma Gas & Electric	OS	Supl # 13	N/A	N/A	N/A
5	ONEOK Power Marketing	OS	Supl # 13	N/A	N/A	N/A
6	PG&E Energy Trading	OS	Supl # 13	N/A	N/A	N/A
7	Powerex	OS	Supl # 13	N/A	N/A	N/A
8	Public Service of Colorado	OS	Supl # 13	N/A	N/A	N/A
9	Rainbow Energy Marketing	OS	Supl # 13	N/A	N/A	N/A
10	Reliant Energy Services	OS	Supl # 13	N/A	N/A	N/A
11	Sempra Energy Trading	OS	Supl # 13	N/A	N/A	N/A
12	Southern Company	OS	Supl # 13	N/A	N/A	N/A
13	Southwestern Public Admin	OS	Supl # 13	N/A	N/A	N/A
14	Southwestern Public Service	OS	Supl # 13	N/A	N/A	N/A
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
368		29,953		29,953	1
35,704		536,650		536,650	2
39,278		673,711		673,711	3
4,213		128,761		128,761	4
2,095		47,270		47,270	5
1,899		61,328		61,328	6
819		20,245		20,245	7
9,806		280,480		280,480	8
18,406		372,396		372,396	9
250		4,200		4,200	10
41,008		713,718		713,718	11
1,243		51,870		51,870	12
50		1,750		1,750	13
13,506		303,480		303,480	14
125,824	1,365,072	2,443,285	255,005	4,063,362	
3,431,464	1,178,955	63,993,281	10,059,000	75,231,236	
3,557,288	**2,544,027**	**66,436,566**	**10,314,005**	**79,294,598**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.

SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.

LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Tenaska Power Services	OS	Supl # 13	N/A	N/A	N/A
2	Tennessee Valley Authority	OS	Supl # 13	N/A	N/A	N/A
3	The Energy Authority	OS	Supl # 13	N/A	N/A	N/A
4	TransAlta Energy Marketing	OS	Supl # 13	N/A	N/A	N/A
5	TXU Energy Trading	OS	Supl # 13	N/A	N/A	N/A
6	UtiliCorp United	OS	Supl # 13	N/A	N/A	N/A
7	Williams Energy Services	OS	Supl # 13	N/A	N/A	N/A
8	*Morgan Stanley	AD	Supl # 13	N/A	N/A	N/A
9	*PacifiCorp	AD	Supl # 13	N/A	N/A	N/A
10	*Alliant Services	OS	MAPP	N/A	N/A	N/A
11	Aquila Power	OS	MAPP	N/A	N/A	N/A
12	Cargill-Alliant	OS	MAPP	N/A	N/A	N/A
13	El Paso Merchant Energy	OS	MAPP	N/A	N/A	N/A
14	Enron Power Marketing	OS	MAPP	N/A	N/A	N/A
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. *Group requirements RQ sales together and report them starting at line number one.* After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
118,046		1,769,338		1,769,338	1
1,870		37,110		37,110	2
19,377		420,858		420,858	3
1,629		27,999		27,999	4
56,319		848,931		848,931	5
5,899	420,000	123,746		543,746	6
59,497		828,701		828,701	7
		72,000		72,000	8
		-308		-308	9
4,330		74,360		74,360	10
41,410		1,213,209		1,213,209	11
36,981		992,957		992,957	12
1,275		51,500		51,500	13
1,205		31,835		31,835	14
125,824	1,365,072	2,443,285	255,005	4,063,362	
3,431,464	1,178,955	63,993,281	10,059,000	75,231,236	
3,557,288	**2,544,027**	**66,436,566**	**10,314,005**	**79,294,598**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for long-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	GEN-SYS Energy	OS	MAPP	N/A	N/A	N/A
2	Kansas Power & Light	OS	MAPP	N/A	N/A	N/A
3	Lincoln Electric	OS	MAPP	N/A	N/A	N/A
4	Madison Gas & Electric	OS	MAPP	N/A	N/A	N/A
5	Manitoba Hydro Electric	OS	MAPP	N/A	N/A	N/A
6	MAPP-Loss Repayment	OS	MAPP	N/A	N/A	N/A
7	MidAmerica Energy	OS	MAPP	N/A	N/A	N/A
8	Minnesota Municipal Power	OS	MAPP	N/A	N/A	N/A
9	Minnkota Power Cooperative	OS	MAPP	N/A	N/A	N/A
10	Mirant Americas Energy	OS	MAPP	N/A	N/A	N/A
11	Missouri Public Service	OS	MAPP	N/A	N/A	N/A
12	Montana Dakota Utilities	OS	MAPP	N/A	N/A	N/A
13	Municipal Energy Agency of Nebraska	OS	MAPP	N/A	N/A	N/A
14	Northern States Power	OS	MAPP	N/A	N/A	N/A
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE			Total ($) (h+i+j) (k)	Line No.
	Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)		
4,600		110,418		110,418	1
30,053		547,285		547,285	2
1,440		45,135		45,135	3
195		3,405		3,405	4
3,806		107,152		107,152	5
15,049					6
8,850		170,450		170,450	7
983		35,108		35,108	8
25		400		400	9
6,106		131,723		131,723	10
10		350		350	11
10		150		150	12
75		1,088		1,088	13
13,610		415,965		415,965	14
125,824	1,365,072	2,443,285	255,005	4,063,362	
3,431,464	1,178,955	63,993,281	10,059,000	75,231,236	
3,557,288	**2,544,027**	**66,436,566**	**10,314,005**	**79,294,598**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	NRG Power Marketing	OS	MAPP	N/A	N/A	N/A
2	Omaha Public Power District	OS	MAPP	N/A	N/A	N/A
3	Otter Tail Power	OS	MAPP	N/A	N/A	N/A
4	Rainbow Energy Marketing	OS	MAPP	N/A	N/A	N/A
5	Reliant Energy Services	OS	MAPP	N/A	N/A	N/A
6	Saskatchewan Power	OS	MAPP	N/A	N/A	N/A
7	Southern Company	OS	MAPP	N/A	N/A	N/A
8	Southern Minnesota Municipal	OS	MAPP	N/A	N/A	N/A
9	Split Rock Energy	OS	MAPP	N/A	N/A	N/A
10	Sunflower Electric	OS	MAPP	N/A	N/A	N/A
11	Tenaska Power Services	OS	MAPP	N/A	N/A	N/A
12	The Energy Authority	OS	MAPP	N/A	N/A	N/A
13	TransAlta Energy Marketing	OS	MAPP	N/A	N/A	N/A
14	UtiliCorp United	OS	MAPP	N/A	N/A	N/A
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
3,299		50,632		50,632	1
5,970		193,415		193,415	2
19,080		453,670		453,670	3
7,541		207,007		207,007	4
41,402		754,522		754,522	5
4,094		118,941		118,941	6
255		9,790		9,790	7
15		525		525	8
46,980		1,457,082		1,457,082	9
769		17,877		17,877	10
12,814		256,593		256,593	11
20,156		443,943		443,943	12
4,966		114,675		114,675	13
68,532		1,927,043		1,927,043	14
125,824	1,365,072	2,443,285	255,005	4,063,362	
3,431,464	1,178,955	63,993,281	10,059,000	75,231,236	
3,557,288	**2,544,027**	**66,436,566**	**10,314,005**	**79,294,598**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.

SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.

LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Western Area Power Admin	OS	MAPP	N/A	N/A	N/A
2	Wisconsin Public Power	OS	MAPP	N/A	N/A	N/A
3	*Ameren	OS	4	N/A	N/A	N/A
4	American Electric Power	OS	4	N/A	N/A	N/A
5	City Utilities of Springfield	OS	4	N/A	N/A	N/A
6	Southern Company	OS	4	N/A	N/A	N/A
7	University of MO-Columbia	OS	4	N/A	N/A	N/A
8	Southwest Power Pool-Loss Repay	OS	4	N/A	N/A	N/A
9	Southwest Power Pool-Loss Repay	OS	4	N/A	N/A	N/A
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
775		11,400		11,400	1
510		4,873		4,873	2
193,943		3,266,834		3,266,834	3
100		1,500		1,500	4
188,493		2,388,437	2,499,000	4,887,437	5
35		760		760	6
51,898		1,210,543		1,210,543	7
157					8
		1,253,883		1,253,883	9
					10
					11
					12
					13
					14
125,824	1,365,072	2,443,285	255,005	4,063,362	
3,431,464	1,178,955	63,993,281	10,059,000	75,231,236	
3,557,288	**2,544,027**	**66,436,566**	**10,314,005**	**79,294,598**	

Schedule Page: 310 Line No.: 2 Column: k

Page 311.1 through Page 311.8: Energy charges include a KCPL Energy Demand and Loss Transmission Cost component of $7,213,817.30.

Schedule Page: 310 Line No.: 6 Column: k

Page 310 Lines 6, 10 & 13: Other charges include the KCPL Energy Demand and Loss Transmission Cost component of $95,875.64.

Schedule Page: 310.1 Line No.: 2 Column: a

Page 310.1 Line 2 through Page 310.1 Line 11: The service to these customers is long-term service subject to availability.

Schedule Page: 310.1 Line No.: 12 Column: a

Capacity Exchange Service provided to City of Independence from KCPL's Montrose No. 2 unit. Service is provided from 1996-2011 as specified in the Municipal Participation Agreement, Amendatory Agreement No. 6 (FERC 101).

Schedule Page: 310.1 Line No.: 13 Column: a

Page 310.1 Line 13 through Page 310.5 Line 9: FERC Rate is Supplement #13 to WSPP Rate Schedule FERC #1.

Schedule Page: 310.5 Line No.: 8 Column: a

Page 310.5 Lines 8 & 9: Corrections to adjust prior year amounts.

Schedule Page: 310.5 Line No.: 10 Column: a

Page 310.5 Line 10 through Page 310.8 Line 2: Non LF Service - Energy from Mid-Continent Area Power Pool.

Schedule Page: 310.8 Line No.: 3 Column: a

Page 310.8 Lines 3 through Page 310.8 Line 7: General Service Agreement under the KCPL Open Access tariff.

Schedule Page: 310.8 Line No.: 5 Column: a

Page 310.8 Line 5: KCPL sells firm capacity and energy to the City Utilities of Springfield from June 2001 - May 2013 per Power Sales Agreement pursuant to the KCPL Market Based Sales Tariff, FERC #4.

Schedule Page: 310.8 Line No.: 8 Column: a

Page 310.8 Lines 8 & 9: Less Repayments under the Southwest Power Pool open access transmission tariff.

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	1,533,798	2,260,078
5	(501) Fuel	115,820,165	94,588,474
6	(502) Steam Expenses	6,565,704	5,347,193
7	(503) Steam from Other Sources	2,192,598	4,235,188
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	6,812,412	5,341,407
10	(506) Miscellaneous Steam Power Expenses	7,265,964	5,820,304
11	(507) Rents	679,416	739,006
12	(509) Allowances		
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	140,870,057	118,331,650
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	2,292,257	1,859,236
16	(511) Maintenance of Structures	3,127,487	3,225,487
17	(512) Maintenance of Boiler Plant	21,995,798	20,083,291
18	(513) Maintenance of Electric Plant	3,068,514	5,463,466
19	(514) Maintenance of Miscellaneous Steam Plant	130,432	83,444
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	30,614,488	30,714,924
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	171,484,545	149,046,574
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	5,262,086	5,775,400
25	(518) Fuel	22,213,016	19,863,385
26	(519) Coolants and Water	1,578,291	1,670,360
27	(520) Steam Expenses	7,212,527	8,430,907
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	541,694	535,521
31	(524) Miscellaneous Nuclear Power Expenses	18,796,115	14,944,637
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)	55,603,729	51,220,210
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	3,312,795	4,763,324
36	(529) Maintenance of Structures	1,872,666	2,431,609
37	(530) Maintenance of Reactor Plant Equipment	7,620,830	4,756,920
38	(531) Maintenance of Electric Plant	1,496,425	3,109,965
39	(532) Maintenance of Miscellaneous Nuclear Plant	2,017,987	2,008,818
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	16,320,703	17,070,636
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	71,924,432	68,290,846
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant		
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)		
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	130,693	141,091
63	(547) Fuel	25,813,308	38,351,424
64	(548) Generation Expenses	599,183	1,143,761
65	(549) Miscellaneous Other Power Generation Expenses	360,923	766,957
66	(550) Rents	1,776,896	3,241,583
67	TOTAL Operation (Enter Total of lines 62 thru 66)	28,681,003	43,644,816
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	61,746	17,869
70	(552) Maintenance of Structures	68,836	240,080
71	(553) Maintenance of Generating and Electric Plant	391,507	434,457
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	42,026	52,329
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	564,115	744,735
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	29,245,118	44,389,551
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	65,173,244	105,721,692
77	(556) System Control and Load Dispatching	1,487,484	1,583,699
78	(557) Other Expenses	12,256,555	15,180,438
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	78,917,283	122,485,829
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	351,571,378	384,212,800
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	2,198,119	2,522,724
84	(561) Load Dispatching	606,745	588,145
85	(562) Station Expenses	101,575	424,222
86	(563) Overhead Lines Expenses	142,812	131,634
87	(564) Underground Lines Expenses	6,273	9,736
88	(565) Transmission of Electricity by Others	1,678,564	1,448,513
89	(566) Miscellaneous Transmission Expenses	1,942,584	1,352,809
90	(567) Rents	2,812,180	2,737,768
91	TOTAL Operation (Enter Total of lines 83 thru 90)	9,488,852	9,215,551
92	Maintenance		
93	(568) Maintenance Supervision and Engineering		921
94	(569) Maintenance of Structures	25,238	30,680
95	(570) Maintenance of Station Equipment	578,933	446,807
96	(571) Maintenance of Overhead Lines	1,191,521	1,011,758
97	(572) Maintenance of Underground Lines	14,503	9,784
98	(573) Maintenance of Miscellaneous Transmission Plant		
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	1,810,195	1,499,950
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	11,299,047	10,715,501
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	2,678,888	4,330,109

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	1,017,700	1,160,232
106	(582) Station Expenses	91,787	312,089
107	(583) Overhead Line Expenses	2,403,004	2,403,654
108	(584) Underground Line Expenses	3,319,815	3,526,455
109	(585) Street Lighting and Signal System Expenses	285,159	282,774
110	(586) Meter Expenses	934,912	980,549
111	(587) Customer Installations Expenses	547,928	496,789
112	(588) Miscellaneous Expenses	13,123,593	10,960,261
113	(589) Rents	1,370,515	995,468
114	TOTAL Operation (Enter Total of lines 103 thru 113)	25,773,301	25,448,380
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	21,410	42
117	(591) Maintenance of Structures	485,858	267,843
118	(592) Maintenance of Station Equipment	993,191	1,006,471
119	(593) Maintenance of Overhead Lines	16,633,861	16,461,146
120	(594) Maintenance of Underground Lines	1,617,032	1,578,084
121	(595) Maintenance of Line Transformers	502,195	618,771
122	(596) Maintenance of Street Lighting and Signal Systems	990,473	677,190
123	(597) Maintenance of Meters	540,880	551,885
124	(598) Maintenance of Miscellaneous Distribution Plant	112,903	139,294
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	21,897,803	21,300,726
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	47,671,104	46,749,106
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	368,309	926,842
130	(902) Meter Reading Expenses	5,659,094	5,873,508
131	(903) Customer Records and Collection Expenses	11,841,127	13,803,027
132	(904) Uncollectible Accounts		23,870
133	(905) Miscellaneous Customer Accounts Expenses	327,998	
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	18,196,528	20,627,247
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision		
138	(908) Customer Assistance Expenses	1,618,313	1,733,055
139	(909) Informational and Instructional Expenses	13,119	23,998
140	(910) Miscellaneous Customer Service and Informational Expenses		
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	1,631,432	1,757,053
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses	1,028,057	1,369,293
146	(913) Advertising Expenses	378,133	2,820,659
147	(916) Miscellaneous Sales Expenses	996,120	1,794,094
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	2,402,310	5,984,046
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	27,564,094	26,143,988
152	(921) Office Supplies and Expenses	7,038,159	17,984,537
153	(Less) (922) Administrative Expenses Transferred-Credit	1,740,609	2,000,718

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	3,757,540	2,544,790
156	(924) Property Insurance	1,049,809	609,097
157	(925) Injuries and Damages	2,233,639	2,394,346
158	(926) Employee Pensions and Benefits	8,098,958	11,199,883
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	1,951,126	2,301,457
161	(929) (Less) Duplicate Charges-Cr.		-353
162	(930.1) General Advertising Expenses	61,646	38,944
163	(930.2) Miscellaneous General Expenses	7,455,012	6,664,494
164	(931) Rents	7,843,339	7,788,217
165	TOTAL Operation (Enter Total of lines 151 thru 164)	65,312,713	75,669,388
166	Maintenance		
167	(935) Maintenance of General Plant	3,647,815	3,132,944
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	68,960,528	78,802,332
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	501,732,327	548,848,085

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	12/31/2001
2. Total Regular Full-Time Employees	2,601
3. Total Part-Time and Temporary Employees	21
4. Total Employees	2,622

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	* Associated Electric Coop, Inc.	LF		N/A	N/A	N.A
2	* City of Higginsville	LU		N/A	N/A	N/A
3	* City of Gardner	LU		N/A	N/A	N/A
4	* City of Independence	LF		N/A	N/A	N/A
5	* City of Marshall	OS		N/A	N/A	N/A
6	City of Ottawa	OS		N/A	N/A	N/A
7	Kansas Municipal Energy	OS		N/A	N/A	N/A
8	* Morgan Stanley	OS		N/A	N/A	N/A
9	* Alliant Services	OS		N/A	N/A	N/A
10	Aquila Power Corp.	OS		N/A	N/A	N/A
11	Cargill-Alliant	OS		N/A	N/A	N/A
12	Commonwealth Edison	OS		N/A	N/A	N/A
13	El Paso Merchant	OS		N/A	N/A	N/A
14	Enron	OS		N/A	N/A	N/A
	Total					

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
92,198			11,094,000	3,725,657		14,819,657	1
3,783			1,951,250	286,345		2,237,595	2
708			302,750	153,952		456,702	3
			202,500			202,500	4
151				13,296		13,296	5
118				10,584		10,584	6
30				900		900	7
41,478			4,147,884	2,073,956		6,221,840	8
600				14,350		14,350	9
29,690				1,308,187		1,308,187	10
21,599				887,351		887,351	11
577				31,735		31,735	12
100				4,500		4,500	13
4,644				141,010		141,010	14
1,146,818			17,698,384	47,474,860		65,173,244	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	GEN-SYS Energy	OS		N/A	N/A	N/A
2	Kansas Power & Light	OS		N/A	N/A	N/A
3	Lincoln Electric	OS		N/A	N/A	N/A
4	Manitoba Hydro	OS		N/A	N/A	N/A
5	MAPP-Loss Repayment	OS		N/A	N/A	N/A
6	MidAmerican Energy	OS		N/A	N/A	N/A
7	Minnesota Power	OS		N/A	N/A	N/A
8	Mirant Americas	OS		N/A	N/A	N/A
9	Missouri Public Service	OS		N/A	N/A	N/A
10	Montana Dakota Utilities	OS		N/A	N/A	N/A
11	Morgan Stanley	OS		N/A	N/A	N/A
12	Northem States Power	OS		N/A	N/A	N/A
13	NRG Power Marketing	OS		N/A	N/A	N/A
14	Omaha Public Power	OS		N/A	N/A	N/A
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Otter Tail Power	OS		N/A	N/A	N/A
2	Rainbow Energy Marketing	OS		N/A	N/A	N/A
3	Reliant Energy Services	OS		N/A	N/A	N/A
4	Saskatchewan Power	OS		N/A	N/A	N/A
5	Southern Company	OS		N/A	N/A	N/A
6	Split Rock Energy	OS		N/A	N/A	N/A
7	Sunflower Electric	OS		N/A	N/A	N/A
8	Tenaska Power Services	OS		N/A	N/A	N/A
9	The Energy Authority	OS		N/A	N/A	N/A
10	TransAlta Energy Marketing	OS		N/A	N/A	N/A
11	Utilicorp United	OS		N/A	N/A	N/A
12	Western Area Power Admin	OS		N/A	N/A	N/A
13	American Electric Power	OS		N/A	N/A	N/A
14	Aquila Power Corp	OS		N/A	N/A	N/A
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
5,320				182,402		182,402	1
1,073				28,579		28,579	2
400				21,655		21,655	3
2,985				94,852		94,852	4
7,385							5
66,678				2,341,010		2,341,010	6
1,500				34,700		34,700	7
4,348				145,367		145,367	8
424				22,848		22,848	9
110				4,100		4,100	10
850				39,086		39,086	11
11,975				376,487		376,487	12
175				5,425		5,425	13
35,787				1,175,759		1,175,759	14
1,146,818			17,698,384	47,474,860		65,173,244	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
39,474				1,438,714		1,438,714	1
3,606				169,362		169,362	2
19,849				823,661		823,661	3
25				2,000		2,000	4
2,895				140,632		140,632	5
16,835				802,411		802,411	6
210				7,680		7,680	7
13,100				492,228		492,228	8
19,307				635,493		635,493	9
3,835				125,056		125,056	10
19,160				896,173		896,173	11
850				35,450		35,450	12
10,663				516,823		516,823	13
29,382				1,269,398		1,269,398	14
1,146,818			17,698,384	47,474,860		65,173,244	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Associated Electric Coop	OS		N/A	N/A	N/A
2	Axia Energy	OS		N/A	N/A	N/A
3	Board of Public Utilities	OS		N/A	N/A	N/A
4	Calpine Power	OS		N/A	N/A	N/A
5	Cargill-Alliant	OS		N/A	N/A	N/A
6	Cinergy	OS		N/A	N/A	N/A
7	Cleco Poewer	OS		N/A	N/A	N/A
8	Constellation Power Source	OS		N/A	N/A	N/A
9	Coral Power	OS		N/A	N/A	N/A
10	DTE Energy Trading	OS		N/A	N/A	N/A
11	Duke Energy Trading	OS		N/A	N/A	N/A
12	Dynegy Power Marketing	OS		N/A	N/A	N/A
13	El Paso Electric	OS		N/A	N/A	N/A
14	El Paso Merchant Energy	OS		N/A	N/A	N/A
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. *The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be* reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
243,366				10,500,631		10,500,631	1
505				21,730		21,730	2
584				36,293		36,293	3
100				2,225		2,225	4
53,871				3,260,503		3,260,503	5
550				19,250		19,250	6
80				4,560		4,560	7
2,422				124,015		124,015	8
1,553				69,370		69,370	9
150				9,000		9,000	10
19,313				773,854		773,854	11
20,116				759,362		759,362	12
360				17,380		17,380	13
150				8,700		8,700	14
1,146,818			17,698,384	47,474,860		65,173,244	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Empire District Electric	OS		N/A	N/A	N/A
2	Enron Power Marketing	OS		N/A	N/A	N/A
3	Entergy Power Marketing	OS		N/A	N/A	N/A
4	Entergy-Koch Trading	OS		N/A	N/A	N/A
5	Excelon Generation	OS		N/A	N/A	N/A
6	Grand River Dam Authority	OS		N/A	N/A	N/A
7	Idacorp Energy	OS		N/A	N/A	N/A
8	Independence Power & Light	OS		N/A	N/A	N/A
9	Kansas Power & Light	OS		N/A	N/A	N/A
10	Mid-American Energy	OS		N/A	N/A	N/A
11	Mirant Americas Energy	OS		N/A	N/A	N/A
12	Missouri Public Service	OS		N/A	N/A	N/A
13	Morgan Stanley	OS		N/A	N/A	N/A
14	NRG Power Marketing	OS		N/A	N/A	N/A
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
2,187				100,687		100,687	1
8,692				405,316		405,316	2
650				26,700		26,700	3
880				24,330		24,330	4
1,275				29,525		29,525	5
3,000				130,550		130,550	6
131				6,288		6,288	7
146				7,071		7,071	8
38,477				1,887,834		1,887,834	9
950				34,350		34,350	10
5,417				244,323		244,323	11
882				44,423		44,423	12
3,200				126,000		126,000	13
6,030				137,730		137,730	14
1,146,818			17,698,384	47,474,860		65,173,244	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	OGE Energy Resources	OS		N/A	N/A	N/A
2	Oklahoma Gas & Electric	OS		N/A	N/A	N/A
3	Omaha Public Power	OS		N/A	N/A	N/A
4	ONEOK Power Marketing	OS		N/A	N/A	N/A
5	PG&E Energy Trading	OS		N/A	N/A	N/A
6	Powerex	OS		N/A	N/A	N/A
7	Public Service Company of Colorado	OS		N/A	N/A	N/A
8	Rainbow Energy	OS		N/A	N/A	N/A
9	Reliant Energy Services	OS		N/A	N/A	N/A
10	Sempra Energy Trading	OS		N/A	N/A	N/A
11	Southern Company	OS		N/A	N/A	N/A
12	Southwestern Public Service	OS		N/A	N/A	N/A
13	Tenaska Power Services	OS		N/A	N/A	N/A
14	The Energy Authority	OS		N/A	N/A	N/A
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
11,056				444,099		444,099	1
20,397				844,575		844,575	2
2,361				45,037		45,037	3
10,860				488,779		488,779	4
832				30,601		30,601	5
3,336				152,569		152,569	6
6,391				200,195		200,195	7
800				36,000		36,000	8
150				3,600		3,600	9
8,805				326,464		326,464	10
2,332				104,628		104,628	11
1,596				31,980		31,980	12
12,980				581,704		581,704	13
7,455				337,903		337,903	14
1,146,818			17,698,384	47,474,860		65,173,244	

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	TransAlta Energy Marketing	OS		N/A	N/A	N/A
2	TXU Energy Trading	OS		N/A	N/A	N/A
3	Utilicorp United	OS		N/A	N/A	N/A
4	Williams Energy Services	OS		N/A	N/A	N/A
5	* Ameren	OS		N/A	N/A	N/A
6	Commonwealth Edison	OS		N/A	N/A	N/A
7	SPP - Loss Repayment	OS		N/A	N/A	N/A
8	* Board of Public Utilities	OS		N/A	N/A	N/A
9	City of Independence	OS		N/A	N/A	N/A
10	* Dave Slyter	OS		N/A	N/A	N/A
11	Marvin Allen	OS		N/A	N/A	N/A
12	KC District Energy (Trigen)	OS		N/A	N/A	N/A
13	Unintentional			N/A	N/A	N/A
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
1,950				57,563		57,563	1
3,071				126,647		126,647	2
834				21,349		21,349	3
2,678				117,068		117,068	4
90,322				3,419,843		3,419,843	5
310				10,500		10,500	6
352							7
16,785				687,906		687,906	8
3,866				57,984		57,984	9
6				113		113	10
8				161		161	11
4,800				56,418		56,418	12
3,571							13
							14
1,146,818			17,698,384	47,474,860		65,173,244	

Schedule Page: 326 Line No.: 1 Column: a

AEC Unit Participation of 150 MW's from 2000-2010 by letter of agreement dated August 17, 1993.

Schedule Page: 326 Line No.: 2 Column: a

KCPL purchases firm capacity and energy from the City of Higginsville's generating unit from June 1996 through May 2016, and year-to-year thereafter per Amendatory Agreement No. 1 to the Municipal Participation Agreement, Supplement No. 9 to FERC No. 108.

Schedule Page: 326 Line No.: 3 Column: a

KCPL purchases firm capacity and energy from the City of Gardner's generating unit from June 1, 1990 through May 31, 2010, and year-to-year thereafter per Amendatory Agreement No. 1 to the Municipal Participation Agreement, Supplement No. 1 to FERC No. 105.

Schedule Page: 326 Line No.: 4 Column: a

Buy-back option from the City of Independence under the Capacity Exchange Service Agreement from 1996-2001 as specified in the Municipal Participation Agreement, Amendatory Agreement No. 6 (FERC 101).

Schedule Page: 326 Line No.: 5 Column: a

Lines 5 - 7: Non-Firm Service - Emergency, Standby, Economy, Etc.

Schedule Page: 326 Line No.: 8 Column: a

KCPL purchases firm power from Morgan Stanley Capital Group from June 1, 2000 through May 31, 2005 per letter of agreement dated November 1, 1995 and from June 1, 2001 through May 31, 2011 per letter of agreement dated February 13, 1996.

Schedule Page: 326 Line No.: 9 Column: a

Page 326 Line 9 through Page 326.2 Line 12: Non-LF Service-Energy from Western System Power Pool.

Schedule Page: 326.2 Line No.: 13 Column: a

Page 326.2 Line 13 through Page 326.6 Line 4: Non-LF Service-Energy from Western System Power Pool.

Schedule Page: 326.6 Line No.: 5 Column: a

Page 326.6 Lines 5-7: FERC Open Access market-based tariffs.

Schedule Page: 326.6 Line No.: 8 Column: a

Lines 8 & 9: Border customers.

Schedule Page: 326.6 Line No.: 10 Column: a

Lines 10-12: Retail Service - Cogeneration.

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows: LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	City of Baldwin, KS	Board of Public Utilities-KCK	City of Baldwin, KS	LF
2	City of Garnett, KS	Grand River Dam Authority	City of Garnett, KS	LF
3	City of Garnett, KS	Empire District Electric	City of Garnett, KS	LF
4	City of Osawatomie, KS	Board of Public Utilities-KCK	City of Osawatomie, KS	LF
5	City of Osawatomie, KS	Empire District Electric	City of Osawatomie, KS	LF
6	City of Ottawa, KS	Board of Public Utilities-KCK	City of Ottawa, KS	LF
7	City of Ottawa, KS	Empire District Electric	City of Ottawa, KS	LF
8	Associated Electric Coop	Associated Electric Coop	Dover, MO	LF
9	Associated Electric Coop	Associated Electric Coop	Higginsville, MO	LF
10	Empire District Electric	Empire District Electric	Empire District Electric	LF
11	Missouri Public Service Co.	Missouri Public Service Co.	Grandview, MO	OS
12	Missouri Public Service Co.	Missouri Public Service Co.	Raytown, MO	OS
13	Missouri Public Service Co.	Missouri Public Service Co.	Sweet Springs-Concordia, MO	OS
14	Missouri Public Service Co.	Missouri Public Service Co.	Norborne, MO	SF
15	Missouri Public Service Co.	Missouri Public Service Co.	Drexel, MO	OS
16	Missouri Public Service Co.	Missouri Public Service Co.	Drexel, MO	OS
17	Missouri Public Service Co.	Missouri Public Service Co.	Nashua, MO	OS
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
85	Wyandotte Co., KS	Douglas Co., KS	3	21,493	21,493	1
78	Wyandotte Co., KS	Anderson Co., KS	2	994	994	2
78	Allen Co., KS	Anderson Co., KS		18,154	18,154	3
77	Wyandotte Co., KS	Miami Co., KS	3	25,474	25,474	4
77	Allen Co., KS	Miami Co., KS		993	993	5
90	Wyandotte Co., KS	Franklin Co., KS	10	65,597	65,597	6
90	Allen Co., KS	Franklin Co., KS	1	1,988	1,988	7
89	Charlton Co., MO	Lafayette Co., MO	2	6,289	6,289	8
89	Charlton Co., MO	Lafayette Co., MO	1	2,857	2,857	9
88	Platte Co., MO	Allen Co., KS	80	542,547	542,547	10
58	Jackson Co., MO	Jackson Co., MO				11
58	Jackson Co., MO	Jackson Co., MO				12
58	Saline Co., MO	Lafayette Co., MO				13
58	Carroll Co., MO	Carroll Co., MO				14
58	Cass Co., MO	Cass Co., MO				15
58	Cass Co., MO	Cass Co., MO				16
58	Clay Co., MO	Clay Co., MO				17
			226	**1,109,656**	**1,109,656**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	Missouri Public Service Co	Missouri Public Service	Duncan, MO	OS
2	Ameren			OS
3	Ameren	Ameren	Excelsior Springs, MO	LF
4	Ameren	Board of Public Utilities - KCK	Columbia, MO	LF
5	City of Higginsville, MO	Empire District Electric	City of Higginsville, MO	LF
6	Western Resources	Empire District Electric	Western Resources	LF
7	Board of Public Utilities - KCK	Empire District Electric	Brd Pb Util - KCK	LF
8	City of Independence, MO			OS
9	SouthWest Power Pool	Multiple	Multiple	OS
10	Mid-Continent Area Power Pool	Multiple	Multiple	OS
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
58	Jackson Co., MO	Jackson Co., MO				1
104	Clay Co., MO	Clay Co., MO				2
104	Randolph/Chariton Co	Ray Co., MO	61	219,763	219,763	3
104	Wyandotte Co., KS	Randolph/Chariton Co	20	156,489	156,489	4
108	Allen Co., KS	Lafayette Co., MO	3	7,652	7,652	5
55	Allen Co., KS	Johnson Co., KS	1	2,553	2,553	6
54	Allen Co., KS	Wyandotte Co., KS	39	36,813	36,813	7
101	Jackson Co., MO	Jackson Co., MO				8
SWAPP	Multiple	Multiple				9
MAPP	Multiple	Multiple				10
						11
						12
						13
						14
						15
						16
						17
			226	**1,109,656**	**1,109,656**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
33,672	5,209		38,881	1
	4,349		4,349	2
3,367	236		3,603	3
33,672	6,118		39,790	4
3,367	236		3,603	5
134,688	15,886		150,574	6
6,734	472		7,206	7
23,046	1,499		24,545	8
17,842	1,635		19,477	9
979,200	128,302		1,107,502	10
44,504			44,504	11
8,311			8,311	12
13,967			13,967	13
12,300			12,300	14
4,281			4,281	15
1,028			1,028	16
63,757			63,757	17
9,307,976	**265,214**	**12,108**	**9,585,298**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
13,654			13,654	1
		7,008	7,008	2
746,640	52,440		799,080	3
244,800	37,126		281,926	4
41,400	1,817		43,217	5
12,240	678		12,918	6
472,464	9,211		481,675	7
		5,100	5,100	8
4,187,316			4,187,316	9
2,205,726			2,205,726	10
				11
				12
				13
				14
				15
				16
				17
9,307,976	**265,214**	**12,108**	**9,585,298**	

Schedule Page: 328 Line No.: 1 Column: a

Lines 1 through 10: The termination of the contract is whenever a substitute schedule is issued.

Schedule Page: 328 Line No.: 11 Column: a

Lines 11 through 13, and 15 through 17: Emergency Transmission Service

Schedule Page: 328 Line No.: 11 Column: i

Lines 11 through 15, columns i through j:
Emergency transmission service delivered to MPS is from transmission capacity needed from KCPL so that MPS can carry its load. No actual scheduling of energy with this type of transmission service.

Schedule Page: 328 Line No.: 16 Column: k

Fixed capacity costs.

Schedule Page: 328.1 Line No.: 1 Column: a

Line 1: Emergency Transmission Service.

Schedule Page: 328.1 Line No.: 2 Column: a

Facilities use charge for the emergency back-up service for Excelsior Springs provided by KCPL's LaFrenz transmission line.

Schedule Page: 328.1 Line No.: 2 Column: m

Facilities use charge for the emergency back-up service for Excelsior Springs provided by KCPL's LaFrenz transmission line.

Schedule Page: 328.1 Line No.: 3 Column: a

Lines 3 through 8: The termination date of the contract is whenever a substitute schedule is issued.

Schedule Page: 328.1 Line No.: 8 Column: a

Facilities use charge for Substation "F".

Schedule Page: 328.1 Line No.: 8 Column: m

Facilities use charge for Substation "F".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION OF ELECTRICITY BY OTHERS (Account 565)
(Including transactions referred to as "wheeling")

1. Report all transmission, i.e., wheeling of electricity provided to respondent by other electric utilities, cooperatives, municipalities, or other public authorities during the year.
2. In column (a) report each company or public authority that provide transmission service. Provide the full name of the company; abbreviate if necessary, but do not truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation with the transmission service provider.
3. Provide in column (a) subheadings and classify transmission service purchased form other utilities as: "Delivered Power to Wheeler" or "Received Power from Wheeler."
4. Report in columns (b) and (c) the total Megawatthours received and delivered by the provider of the transmission service.
5. In columns (d) through (g), report expenses as shown on bills or vouchers rendered to the respondent. In column (d), provide demand charges. In column (e), provide energy charges related to the amount of energy transferred. In column (f), provide the total of all other charges on bills or vouchers rendered to the respondent, including any out of period adjustments. Explain in a footnote all components of the amount shown in column (f). Report in column (9) the total charge shown on bills rendered to the respondent. If no monetary settlement was made, enter zero ("0") column (g). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
6. Enter "TOTAL" in column (a) as the last Line. Provide a total amount in columns (b) through (g) as the last Line. Energy provided by the respondent for the wheeler's transmission tosses should be reported on the Electric Energy Account, Page 401. If the respondent received power from the wheeler, energy provided to account for Losses should be reported on Line 19. Transmission By Others Losses, on Page 401. Otherwise, Losses should be reported on line 27, Total Energy Losses, Page 401.
7. Footnote entries and provide explanations following all required data.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	TRANSFER OF ENERGY		EXPENSES FOR TRANSMISSION OF ELECTRICITY BY OTHERS			
		Magawatt-hours Received (b)	Magawatt-hours Delivered (c)	Demand Charges ($) (d)	Energy Charges ($) (e)	Other Charges ($) (f)	Total Cost of Transmission ($) (g)
1	Deliver Pwr to Wheeler:						
2	NONE						
3							
4	Receive Pwr fm Wheeler:						
5	Ameren			106,380			106,380
6	Mid-Continent Area Pwr			837,781			837,781
7	*MO Public Service Co.			32,910			32,910
8	*Indep. Power & Light			134,261			134,261
9	Southwest Power Pool			545,245			545,245
10	Western Area Pwr Admin			1,471			1,471
11	*Western Resources			20,516			20,516
12							
13	TOTAL			1,678,564			1,678,564
14							
15							
16							
	TOTAL			1,678,564			1,678,564

Schedule Page: 332 Line No.: 7 Column: a

Emergency and Firm Transmission Service delivered to KCPL is for transmission capacity needed from MPS so that KCPL can carry its load. There is no actual scheduling of energy as with a usual type of transmission service. Energy purchases are handled through purchased power - Account 555.

Schedule Page: 332 Line No.: 8 Column: a

Facility Use Charge billed to KCPL from Independence is for capacity on Independence's 161 KV transmission line from KCPL's Blue Mills substation.

Schedule Page: 332 Line No.: 11 Column: a

Substation Facilities Charge Billed to KCPL from Western Resources' Spring Hill substation. There is no sale or purchase associated with this charge.

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	647,317
2	Nuclear Power Research Expenses	343,521
3	Other Experimental and General Research Expenses	2,234,064
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	1,642,803
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6		
7	Manage DOT Compliance:	
8	Labor/Transportation	79,350
9	Other	17,128
10		
11	Support Industry Program:	
12	Develop Condenser Model	19,174
13	Electric Power Research	15,340
14	Labor/Transportation	142,044
15	Other	27,236
16		
17	Environmental Expense:	
18	Waste Water Permit	7,420
19	Ozone Regulation	23,500
20	Air Permitting	6,909
21	Environmental Reporting	9,000
22	EPA Litigation	19,331
23	Labor/Transportation	108,900
24	Other	13,440
25	Miscellaneous Gen Expenses Related to Wolf Creek:	
26	Annual Assessment Institute of Nuclear Power	280,452
27	Annual Dues -Nuclear Energy Institute	135,518
28	Membership -Westinghouse Electric	128,712
29	Dues -Utility Svc Alliance	62,643
30	Loaned Employ Prog Inst of Nuclear Power	61,303
31	Other	35,869
32		
33	Maintain Corporate Website:	
34	Labor/Transportation	49,938
35		
36	Maintain Corporate Visibility:	
37	Sponsor -Friend of the Zoo	180,000
38	Sponsor -Topeka Community Mariach Festival	5,000
39		
40	Conf. Sponsor -Mid-America Regional Council	10,000
41	Printing	23,217
42	Marathon	6,943
43	Shirts & Caps	25,180
44	Homeshow	6,265
45		
46	TOTAL	7,455,012

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
6	Sponsor -Chamber of Commerce	5,010
7	Sponsor -American Royal	10,000
8	Sponsor -Ink Inc.	7,500
9	Banners	5,096
10	Sponsor -Linda Hall Library	13,000
11	Sponsor - Leadership Conference	5,000
12	Sponsor -Harmony Week	10,000
13	Sponsor -Powell Garden -Big Bug Event	5,000
14	Sponsor -Northland Regional Hospital -Bus Fair	5,268
15	Consultant -Shareholder Relations	11,301
16	Sponsor -La Strada Dell'Arte Festival	10,000
17	Consultant -News Story	8,908
18	Sponsor -National Conference for Community	5,000
19	Sponsor -Swope Parkway Health Center	5,000
20	Graphic Services	8,497
21	Marathon Consultant	6,943
22	Shareholder Meeting	18,360
23	Sponsor -City Market	20,000
24	Sponsor -Johnson County Community College	11,500
25	Labor/Transportation	390,063
26	Other	230,645
27		
28	Other Labor / Transportation	295,404
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	7,455,012

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant			11,351,083	11,351,083
2	Steam Product Plant	33,174,311	13,614		33,187,925
3	Nuclear Production Plant	41,102,526			41,102,526
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant	4,222,771			4,222,771
7	Transmission Plant	6,633,859		151,324	6,785,183
8	Distribution Plant	31,604,281		166,347	31,770,628
9	General Plant	7,421,777	235,814		7,657,591
10	Common Plant-Electric				
11	TOTAL	124,159,525	249,428	11,668,754	136,077,707

B. Basis for Amortization Charges

The basis and effective annual rates used to record Account 405 amortization are shown below:

Account		Plant Base	Annual Rate	
Misc. Intangible Plant	101-303			
Generators		$ 563,576.59	4.07%	
Station Equipment		$ 335,336.61	2.64%	
Capitalized Software, EMS, AM/FM, CIS		$ 43,975,367.89	10.00%	(Ten Year)
Capitalized Software, Other		$ 36,338,393.67	20.00%	(Five Year)
Transmission Plant	101-350	$ 20,471,240.32	0.74%	
Distribution Plant	101-360	$ 12,993,751.51	1.30%	

The basis used to record account 404 amortization is shown below:
General Structures 101-390 $3,127,978.65
Steam Production Structures 101-311 $ 150,691.18
These represent multiple leasehold improvements which are being amortized over the remaining life of the applicable leases.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	Section 1:Total Compan						
13	311	91,770			3.58		
14	312 (2)	756,107			3.26		
15	312 (3)	129					
16	312 (4)	33,615			6.26		
17	314	193,618			2.80		
18	315	92,983			2.87		
19	316 (2)	23,109			3.62		
20	321 (5)	418,434			3.08		
21	322 (5) (6)	542,061			3.08		
22	323 (5)	171,674			3.11		
23	324 (5)	139,652			3.03		
24	325 (5)	64,061			3.08		
25	341	899			4.07		
26	342	5,667			4.07		
27	344	122,050			4.07		
28	345	8,548			4.07		
29	PRODUCTION TOTAL	2,664,377					
30	350 (7) (8)	20,471			0.74		
31	352 (5) (8)	3,574			1.75		
32	353 (5) (8)	78,497			2.64		
33	354	4,030			2.29		
34	355 (5) (8)	72,293			3.71		
35	356 (5) (8)	58,514			3.12		
36	357	3,080			1.62		
37	358	2,823			2.26		
38	TRANSMISSION TOTAL	243,282					
39	360 (7)	12,994			1.30		
40	361	7,563			2.72		
41	362	149,287			2.18		
42	364	170,661			3.84		
43	365	147,672			2.34		
44	366	99,562			1.65		
45	367	222,859			2.12		
46	368	179,545			3.30		
47	369	78,675			3.01		
48	370	65,868			3.93		
49	371	8,195			9.94		
50	373	30,217			3.54		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	DISTRIBUTION TOTAL	1,173,098					
13	390 (9)	46,192			2.28		
14	391 (8)	10,424			4.45		
15	392 (2)	507			6.39		
16	393	602			3.41		
17	394	2,726			2.98		
18	395	4,020			3.17		
19	396 (2)	577			5.46		
20	397 (5)	75,369			2.98		
21	398	266			4.15		
22	399 (10)						
23	GENERAL PLANT TOTAL	140,683					
24	SECTION 2:MISSOURI						
25	311		30.50	-1.00		R2	
26	312 (2)		28.60	-4.00		S.5	
27	312 (3)		28.60	-4.00		S.5	
28	312 (4)		28.60	-4.00		S.5	
29	314		32.30	-1.00		S.5	
30	315		31.30	-1.00		S1	
31	316 (2)		28.00	2.00		R0.5	
32	321 (5)		33.10	-2.00		L1	
33	322 (5) (6)		33.00	-1.66		L1	
34	323 (5)		33.10	-3.00		L1	
35	324 (5)		33.00			L1	
36	325 (5)		32.50			L1	
37	341		24.30			SO	
38	342		24.30			SO	
39	344		24.30			SO	
40	345		24.30			SO	
41	350 (7) (8)		84.00				
42	352 (5) (8)		73.50			R3	
43	353 (5) (8)		42.00	6.00		R4	
44	354		50.00			S6	
45	355 (5) (8)		39.00	-40.00		R2	
46	356 (5) (8)		48.00	-49.00		R2	
47	357		75.50			R3	
48	358		39.20			L5	
49	360 (7)		46.00				
50	361		33.80			R1.5	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	362		45.00	10.00		R1	
13	364		32.00	-31.00		R2.5	
14	365		41.00	17.00		L0	
15	366		75.30			R3	
16	367		65.00	20.00		RO.5	
17	368		30.00	7.00		SO.5	
18	369		33.80	-6.00		S6	
19	370		23.60	-2.00		S1	
20	371		10.90	-4.00		S3	
21	373		24.40	10.00		SC	
22	390 (9)		39.40			L4	
23	391		18.40	1.00		SO	
24	392 (2)		13.30	28.00		LO	
25	393		27.10	3.00		LO.5	
26	394		37.50	2.00		R1	
27	395		29.40	1.00		R2.5	
28	396 (2)		16.20	10.00		LO.5	
29	397 (5) (8)		38.80	3.00		SC	
30	398		31.30	1.00		LO	
31	399 (10)						
32	SECTION 3: KANSAS (1)						
33	311		32.00	-10.00		R2	
34	312 (2)		25.50	-5.00		R2	
35	312 (3)		15.00	10.00		R2	
36	312 (4)		10.00			R2	
37	314		42.40			R2	
38	315		33.70	5.00		R2	
39	316 (2)		22.80	5.00		R2	
40	321 (5)		33.10	-2.00		L1	
41	322 (5) (6)		33.00			L1	
42	323 (5)		33.10			L1	
43	324 (5)		33.00			L1	
44	325 (5)		32.50			L1	
45	341		25.00			R2	
46	342		25.00			R2	
47	344		25.00			R2	
48	345		25.00			R2	
49	350 (7) (8)						
50	352 (5) (8)		45.00	-5.00		R2	

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	353 (5) (8)		29.30	5.00		R2	
13	354		40.00	-10.00		R3	
14	355 (5) (8)		27.00	-54.00		R2	
15	356 (5) (8)		27.00	15.00		R2	
16	357		50.00	-5.00		R2	
17	358		50.00	10.00		R2	
18	360 (7)						
19	361		45.00	-5.00		L1	
20	362		37.00	7.00		R1	
21	364		30.00	-6.00		R1	
22	365		27.00	25.00		R1	
23	366		50.00	-5.00		R2	
24	367		25.00	20.00		R2	
25	368		25.00	10.00		R2	
26	369		33.00	5.00		R2	
27	370		28.00	5.00		R3	
28	371		8.50	2.00		R2	
29	373		29.00	5.00		R1	
30	390 (9)		50.00	5.00		R2	
31	391		30.00	8.00		R2	
32	392 (2)		11.00	15.00		R2	
33	393		30.00	5.00		R2	
34	394		27.00	5.00		R2	
35	395		33.00	5.00		R2	
36	396 (2)		15.00	20.00		R2	
37	397 (5) (8)		26.00	5.00		R2	
38	398		27.00	5.00		LO	
39	399 (10)						
40	SECTION 4: FERC (1)						
41	Same as Section 3						
42	except as noted below:						
43	321 (5)		29.19	-1.20	3.44		
44	322 (5) (6)		29.19	-1.20	3.44		
45	323 (5)		29.19	-1.20	3.44		
46	324 (5)		29.19	-1.20	3.44		
47	325 (5)		29.19	-1.20	3.44		
48							
49							
50							

Schedule Page: 336 Line No.: 12 Column: a

(1) Section 1 shows column (b) and (e) information for KCPL, Total Company.

Column (b) = Depreciable Plant Basis at year end.

Column (e) = Rate is a composite weighted average of rates in Missouri, Kansas and FERC jurisdictions based on allocation factors for each jurisdiction in effect at year end.

Sections 2 through 4 show column (c), (d) and (f) information for Missouri, Kansas and FERC.

column (c) = estimated average service life is based on depreciation rates in use at year end as adjusted for net salvage.

column (g) information is not available.

(2) Includes miscellaneous power plant equipment, power operated equipment and transportation equipment for which depreciation is charged to account 184.

(3) Unit train depreciation is charged to account 151, fuel stock.

(4) Flue gas scrubber system

(5) Missouri jurisdiction portion of tax effect of gross AFUDC is included in these accounts and is depreciated for Missouri only at Missouri rates:

account	col (b)	col (e)
321	$19,317	3.08%
322	$41,716	3.08%
323	$ 5,854	3.11%
324	$ 6,758	3.03%
325	$ 1,220	3.08%
352	$ 16	1.36%
353	$ 559	2.24%
355	$ 4	3.59%
356	$ 3	3.10%
397	$ 9	2.50%

(6) Account 322 information includes weighting for disallowed Wolf Creek Plant.

(7) Rights-of-way amortization is charged to account 405 for Missouri and FERC allocations only.

(8) Wolf Creek plant included in these accounts has different jurisdictional allocation factors which result in Depreciation Rates in column (e) for Wolf Creek plant:

account	col (b)	col (e)
350		0.74%
352	$ 250	1.75%
353	$ 9,643	2.64%
355	$ 58	3.71%
356	$ 39	3.12%
391	$ 1,507	4.45%

Name of Respondent Kansas City Power & Light Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec 31, 2001

FOOTNOTE DATA

397	$	143	2.98%

(9) Includes $3,128,000 of leasehold improvements amortized and charged to account 404.

(10) $3,500,000 of annual depreciation provision is being recorded to account 108399 as a result of Missouri Case No. EO-94-199 effective July 9, 1996.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	A/C 426.1 Misc Income Deductions-Donations:	
2	Community Services & Investment	183,353
3	Charitable Contributions	553,970
4	United Way	185,000
5	Urban Youth Employment	150,000
6	Plaza Merchants Association	90,000
7	Greater Kansas City Community Foundation	75,000
8	Total - 426.1	1,237,323
9		
10	A/C 426.2 Misc. Income Deductions-Life Insurance	776,461
11	Total - 426.2	776,461
12		
13	A/C 426.4 Civic, Political and Related Expenses:	
14	Misc. Civic and Political	567,888
15	Edison Electric Institute	47,526
16	Sidley & Austin - Consultants	45,194
17	Madison & Wright Inc. - Consultants	38,891
18	Patrick J. Hurley & Co. - Consultants	37,780
19	Total - 426.4	737,279
20		
21	A/C 426.5 Misc. Income Deductions-Other:	
22	Misc. Income Deductions	2,055
23	Employee Service Club Activities	38,773
24	Service Satisfaction	158,998
25	Other Income & Deductions-A/R Sale	8,775,743
26	Total - 426.5	8,975,569
27		
28	A/C 431 Other Interest Expense	
29	Swaps - Various rates	319,585
30	Committment Fees - 1/10 of 1%	262,542
31	Commercial Paper - 2.0% to 7.9%	8,608,337
32	Customer Deposits - 6% to 9%	438,205
33	Misc Accounts - Various rates	262,858
34	Wolf Creek Deferred Comp Contracts - 6.37%	169,645
35	Income Tax Settlements - Various rates	1,880,714
36	Company Obligated Manditorily Redeemable	
37	Preferred Securities	12,450,000
38	Total - 431	24,391,886
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	FERC				
2	Annual Assessment:	116,002		116,002	
3	Various FERC Regulatory Proceedings		24,197	24,197	
4					
5	Missouri Public Service Commission				
6	Annual Assessments	999,513	47	999,560	
7	Missouri Regulatory Proceedings:				
8	Load Research Program		103,507	103,507	
9	Other Missouri Regulatory Proceedings:				
10	EC-2002-177(Sheil Complaint);				
11	ES-99-581 (Hawthorn Station Boiler Incident);				
12	EM-2001-464 (Reorganize into Holding Co.);				
13	EE-2001-663(Application for Metering Variance)				
14	EO-2000-240(Decommissioning Accrual);				
15	EO-2001-240(Marshall Territorial Agreement);				
16	EC-2000-614(Olson Complaint); and				
17	EF-2001-282(Financing Application)				
18	Total Other Missouri Regulatory Proceedings		183,168	183,168	
19					
20					
21	Kansas Corporation Commission				
22	Commission Assessments:	311,517	2,241	313,758	
23	Citizens' Utility Ratepayers Board Assessment	13,267		13,267	
24					
25	Kansas Regulatory Proceedings:				
26	99-GIME-321-GIE(Adequacy of Ks Generation);				
27	00-KCPE-1113-MIS(Reorganize into Holding Co.);				
28	01-KCPE-708-MIS(Reorganize into Holding Co.);				
29	01-KCPE-267-TAR(Bill Payment Rules); and				
30	01-GIME-813-GIE(Investigation into Competitive				
31	Discounting)				
32	Total Kansas Regulatory Proceedings	19,508	168,348	187,856	
33					
34	Miscellaneous Tariff Filings MO and KS		9,811	9,811	
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	1,459,807	491,319	1,951,126	

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO			Deferred to Account 182.3	Contra Account	Amount	Deferred in Account 182.3 End of Year	Line No.
Department (f)	Account No. (g)	Amount (h)	(i)	(j)	(k)	(l)	
							1
Electrict	928	116,002					2
Electric	928	24,197					3
							4
							5
Electric	928	999,560					6
							7
Electric	928	103,507					8
							9
							10
							11
							12
							13
							14
							15
							16
							17
Electrict	928	183,168					18
							19
							20
							21
Electrict	928	313,758					22
Electrict	928	13,267					23
							24
							25
							26
							27
							28
							29
							30
							31
Electrict	928	187,856					32
							33
Electrict	928	9,811					34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		1,951,126					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
 (1) Generation
  a. hydroelectric
   i. Recreation fish and wildlife
   ii Other hydroelectric
  b. Fossil-fuel steam
  c. Internal combustion or gas turbine
  d. Nuclear
  e. Unconventional generation
  f. Siting and heat rejection
 (3) Transmission
  a. Overhead
  b. Underground
 (4) Distribution
 (5) Environment (other than equipment)
 (6) Other (Classify and include items in excess of $5,000.)
 (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
 (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1		
2		
3	B (1) Research Support to EPRI	Direct EPRI's research and development to analyze the risk associated
4		with the utility industry's growing reliance on natural gas fueled
5		generation.
6		
7	B (1) Research Support to EPRI	Participate in EPRI's Supply-Side Technical Assessment Guide (TAG-Supply)
8		users group. Cost effective way to track information on existing and new
9		generating technologies, both operating data and cost.
10		
11	B (1) Research Support to EPRI	Research Supporting Cyclone NOx Control Instrumentation
12		
13		
14	B (4) Research Support to Others	Ratecalculator
15		
16		
17		
18		
19		
20	B (1) Research Support to EPRI	Funding of EPRI's Computer Based Training programs project.
21		
22	B (1) Research Support to EPRI	Research supporting outage notification system
23		
24		
25	B (4) Research Support to Others	Research supporting progressive DA Line Sensor program.
26		
27		
28	B (1) Research Support to EPRI	Funding of EPRI's research project -Proficiency Evaluation Development .
29		
30		
31	B (4) Research Support to Others	Research supporting Byproducts Recycle Consortium
32		
33		
34	B (1) Research Support to EPRI	Research supporting Maintenance - Qualification Testing requirement.
35		
36		
37	B (1) Research Support to EPRI	Research supporting the Operator Trainee Test Assessment requirement.
38		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.

4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)

5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.

6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."

7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	AMOUNTS CHARGED IN CURRENT YEAR Amount (f)	Unamortized Accumulation (g)	Line No.
					1
					2
1,773		40105570	1,773		3
					4
					5
					6
7		40105570	7		7
					8
					9
					10
	25,000	40105570	25,000		11
					12
					13
173		40109201	173		14
					15
					16
					17
					18
					19
	9,500	40105570	9,500		20
					21
2,319		40109160	2,319		22
					23
					24
	48,796	40105880	48,796		25
					26
					27
	10,000	40105570	10,000		28
					29
					30
	9,882	40105570	9,882		31
					32
					33
	30,000	40105570	30,000		34
					35
					36
	16,850	40105570	16,850		37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
- (1) Generation
  - a. hydroelectric
    - i. Recreation fish and wildlife
    - ii Other hydroelectric
  - b. Fossil-fuel steam
  - c. Internal combustion or gas turbine
  - d. Nuclear
  - e. Unconventional generation
  - f. Siting and heat rejection
- (3) Transmission
  - a. Overhead
  - b. Underground
- (4) Distribution
- (5) Environment (other than equipment)
- (6) Other (Classify and include items in excess of $5,000.)
- (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
- (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	B (1) Research Support to EPRI	Research supporting the Electrical Predictive Maintenance Requirement.
2		
3		
4		
5	B (2) Research Support to EPRI	Research support EPRI payable to EEI.
6		
7	B (4) Research Support to others	Research support ot the Development of Condensor Models.
8		
9	B (4) Research Support to others	Research support to Public Utility Division of the Financial Research
10		Institute which is a division of the University of Missouri (FRI/PUD).
11		
12	B (4) Research Support to others	Research support to Geothermal Heat Pump Consortium provides current
13		information on geothermal technology and marketing tools.
14		
15	B (5) Total	
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.

4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)

5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.

6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."

7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	AMOUNTS CHARGED IN CURRENT YEAR Amount (f)	Unamortized Accumulation (g)	Line No.
	30,000	40105570	30,000		1
					2
					3
					4
	2,546,834	40109302	2,546,834		5
					6
	30,626	40109200	30,626		7
					8
	16,200	40109302	16,200		9
					10
					11
	29,400	40109160	29,400		12
					13
					14
4,272	2,803,088		2,807,360		15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	44,615,578		
4	Transmission	2,763,803		
5	Distribution	11,663,666		
6	Customer Accounts	7,741,743		
7	Customer Service and Informational	1,063,045		
8	Sales	872,359		
9	Administrative and General	33,187,277		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	101,907,471		
11	Maintenance			
12	Production	19,388,979		
13	Transmission	323,838		
14	Distribution	4,546,012		
15	Administrative and General	973,114		
16	TOTAL Maint. (Total of lines 12 thru 15)	25,231,943		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	64,004,557		
19	Transmission (Enter Total of lines 4 and 13)	3,087,641		
20	Distribution (Enter Total of lines 5 and 14)	16,209,678		
21	Customer Accounts (Transcribe from line 6)	7,741,743		
22	Customer Service and Informational (Transcribe from line 7)	1,063,045		
23	Sales (Transcribe from line 8)	872,359		
24	Administrative and General (Enter Total of lines 9 and 15)	34,160,391		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	127,139,414	4,712,613	131,852,027
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	127,139,414	4,712,613	131,852,027
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	23,639,445	3,211,590	26,851,035
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)	23,639,445	3,211,590	26,851,035
69	Plant Removal (By Utility Departments)			
70	Electric Plant	1,555,398	129,761	1,685,159
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)	1,555,398	129,761	1,685,159
74	Other Accounts (Specify):			
75	Miscellaneous Income/Deductions	1,765,467	-1,657	1,763,810
76	Unit Trains	58,872	-89	58,783
77	Temporary Facilities	242,718	297	243,015
78	Miscellanous & Billing Work Orders	1,132,222	-108,881	1,023,341
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	3,199,279	-110,330	3,088,949
96	TOTAL SALARIES AND WAGES	155,533,536	7,943,634	163,477,170

Schedule Page: 354 Line No.: 96 Column: b

Excludes $12,850,120 billed by KCPL to partners of jointly owned stations; but includes $30,713,059 billed to KCPL by Wolf Creek Nuclear Generating Corporation.

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	12,090,069
4	Nuclear	4,862,889
5	Hydro-Conventional	
6	Hydro-Pumped Storage	
7	Other	42,328
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	16,995,286
10	Purchases	1,146,818
11	Power Exchanges:	
12	Received	
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	
15	Transmission For Other (Wheeling)	
16	Received	1,109,656
17	Delivered	1,109,656
18	Net Transmission for Other (Line 16 minus line 17)	
19	Transmission By Others Losses	-
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	18,142,104

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	13,735,242
23	Requirements Sales for Resale (See instruction 4, page 311.)	125,824
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	3,431,464
25	Energy Furnished Without Charge	
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	17,767
27	Total Energy Losses	831,807
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	18,142,104

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	1,422,218	158,181	2,233	2	6-7 PM
30	February	1,221,389	99,089	2,147	2	7-8 AM
31	March	1,247,236	137,941	1,981	1	6-7 PM
32	April	1,294,726	261,422	1,988	27	3-4 PM
33	May	1,352,380	200,288	2,579	16	7-8 PM
34	June	1,583,570	269,618	2,858	11	4-5 PM
35	July	1,939,234	234,086	3,304	30	4-5 PM
36	August	1,865,699	259,262	3,352	9	3-4 PM
37	September	1,587,205	431,511	2,722	4	4-5 PM
38	October	1,572,350	504,867	1,920	3	4-5 PM
39	November	1,486,552	455,401	1,988	28	6-7 PM
40	December	1,569,545	419,798	1,934	26	6-7 PM
41	TOTAL	18,142,104	3,431,464			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: MONTROSE (b)			Plant Name: HAWTHORN 5 (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Steam			Steam		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Full Outdoor			Full Outdoor		
3	Year Originally Constructed	1958			1969		
4	Year Last Unit was Installed	1964			1969		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	563.00			595.00		
6	Net Peak Demand on Plant - MW (60 minutes)	503			582		
7	Plant Hours Connected to Load	8061			4209		
8	Net Continuous Plant Capability (Megawatts)	0			0		
9	When Not Limited by Condenser Water	510			476		
10	When Limited by Condenser Water	0			0		
11	Average Number of Employees	130			106		
12	Net Generation, Exclusive of Plant Use - KWh	2749265000			2096793000		
13	Cost of Plant: Land and Land Rights	1406842			807281		
14	Structures and Improvements	13800449			29726343		
15	Equipment Costs	136369111			372510883		
16	Total Cost	151576402			403044507		
17	Cost per KW of Installed Capacity (line 5)	269.2298			677.3857		
18	Production Expenses: Oper, Supv, & Engr	445749			753828		
19	Fuel	31576449			17249894		
20	Coolants and Water (Nuclear Plants Only)	0			0		
21	Steam Expenses	1439884			1488213		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	2265229			1208787		
25	Misc Steam (or Nuclear) Power Expenses	1597102			1679117		
26	Rents	160632			202966		
27	Allowances	0			0		
28	Maintenance Supervision and Engineering	674759			543744		
29	Maintenance of Structures	372994			995591		
30	Maintenance of Boiler (or reactor) Plant	4819859			1349985		
31	Maintenance of Electric Plant	957278			228124		
32	Maintenance of Misc Steam (or Nuclear) Plant	3522			18246		
33	Total Production Expenses	44313457			25718495		
34	Expenses per Net KWh	0.0161			0.0123		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Coal	Oil		Coal	Gas	
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	tons	barrel		tons	mcf	
37	Quantity (units) of Fuel Burned	1753743	21613	0	1151702	166614	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	8741	138718	0	8599	1000	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	16.249	33.928	0.000	12.332	3.284	0.000
40	Average Cost of Fuel per Unit Burned	16.946	35.733	0.000	13.069	3.284	0.000
41	Average Cost of Fuel Burned per Million BTU	0.967	6.133	0.000	0.759	3.284	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.011	0.000	0.000	0.007	0.000	0.000
43	Average BTU per KWh Net Generation	11197.813	0.000	0.000	9526.189	0.000	0.000

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)*(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *LA CYGNE* (d)	Plant Name: *LA CYGNE 50%* (e)	Plant Name: *HAWTHORN 7/8* (f)	Line No.
Steam	Steam	Gas Turbine	1
Full Outdoor	Full Outdoor	Full Outdoor	2
1973	1973	2000	3
1977	1977	2000	4
1619.00	810.00	164.00	5
1361	681	198	6
7091	7091	3068	7
0	0	0	8
1362	681	154	9
0	0	0	10
257	129	3	11
7381713000	3614551000	94751700	12
0	2634274	0	13
0	21505831	750398	14
0	296129809	51408337	15
0	320269914	52158735	16
0.0000	395.3950	318.0411	17
0	144	45806	18
0	38755377	6261121	19
0	0	0	20
0	2201958	68503	21
0	0	0	22
0	0	0	23
0	1494187	147834	24
0	1992819	0	25
0	138351	0	26
0	0	0	27
0	697641	0	28
0	956149	0	29
0	10636725	0	30
0	983712	31601	31
0	33740	0	32
0	57890803	6554865	33
0.0000	0.0160	0.0692	34

(d)	(d)	(d)	(e)	(e)	(e)	(f)	(f)	(f)	Line No.
			Coal	Oil		Gas			35
			tons	barrel		mcf			36
0	0	0	2304655	33482	0	1289211	0	0	37
0	0	0	8633	137347	0	1000	0	0	38
0.000	0.000	0.000	13.733	34.186	0.000	4.792	0.000	0.000	39
0.000	0.000	0.000	14.945	36.074	0.000	4.792	0.000	0.000	40
0.000	0.000	0.000	0.865	6.253	0.000	4.792	0.000	0.000	41
0.000	0.000	0.000	0.010	0.000	0.000	0.065	0.000	0.000	42
0.000	0.000	0.000	11062.518	0.000	0.000	13606.204	0.000	0.000	43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *IATAN* (b)			Plant Name: *IATAN 70%* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Steam			Steam		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Outdoor boiler			Outdoor boiler		
3	Year Originally Constructed	1980			1980		
4	Year Last Unit was Installed	1980			1980		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	726.00			508.00		
6	Net Peak Demand on Plant - MW (60 minutes)	670			479		
7	Plant Hours Connected to Load	7631			7631		
8	Net Continuous Plant Capability (Megawatts)	0			0		
9	When Not Limited by Condenser Water	670			469		
10	When Limited by Condenser Water	0			0		
11	Average Number of Employees	106			74		
12	Net Generation, Exclusive of Plant Use - KWh	4532409800			3158780800		
13	Cost of Plant: Land and Land Rights	0			3713446		
14	Structures and Improvements	0			20944816		
15	Equipment Costs	0			221958752		
16	Total Cost	0			246617014		
17	Cost per KW of Installed Capacity (line 5)	0.0000			485.4666		
18	Production Expenses: Oper, Supv, & Engr	0			184353		
19	Fuel	0			24574530		
20	Coolants and Water (Nuclear Plants Only)	0			0		
21	Steam Expenses	0			1114289		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	0			831023		
25	Misc Steam (or Nuclear) Power Expenses	0			1220149		
26	Rents	0			117471		
27	Allowances	0			0		
28	Maintenance Supervision and Engineering	0			294546		
29	Maintenance of Structures	0			650703		
30	Maintenance of Boiler (or reactor) Plant	0			4587714		
31	Maintenance of Electric Plant	0			419043		
32	Maintenance of Misc Steam (or Nuclear) Plant	0			74923		
33	Total Production Expenses	0			34068744		
34	Expenses per Net KWh	0.0000			0.0108		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)				Coal	Oil	
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)				tons	barrel	
37	Quantity (units) of Fuel Burned	0	0	0	1778514	10703	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	0	0	8740	137992	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	12.182	34.301	0.000
40	Average Cost of Fuel per Unit Burned	0.000	0.000	0.000	12.857	37.303	0.000
41	Average Cost of Fuel Burned per Million BTU	0.000	0.000	0.000	0.735	6.436	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.000	0.000	0.007	0.000	0.000
43	Average BTU per KWh Net Generation	0.000	0.000	0.000	9861.964	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)*(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *GRAND AVENUE* (d)	Plant Name: *HAWTHORN 6/9* (e)	Plant Name: (f)	Line No.
Steam	Combined Cycle		1
Conventional	Full Outdoor		2
1929	2000		3
1948	2000		4
60.00	301.00	0.00	5
68	309	0	6
38	834	0	7
0	0	0	8
73	281	0	9
0	0	0	10
0	15	0	11
1259000	374668240	0	12
92027	0	0	13
246624	4427237	0	14
2729492	106318422	0	15
3068143	110745659	0	16
51.1357	367.9258	0.0000	17
3637	159519	0	18
0	15059027	0	19
0	0	0	20
684	252172	0	21
2192597	0	0	22
0	0	0	23
169701	1213346	0	24
7332	41030	0	25
0	1776896	0	26
0	0	0	27
2496	51785	0	28
69474	107039	0	29
6357	594871	0	30
89048	522244	0	31
0	0	0	32
2541326	19777929	0	33
2.0185	0.0528	0.0000	34

(d)	(d)	(d)	(e)	(e)	(e)	(f)	(f)	(f)	Line No.
			Gas						35
			mcf						36
0	0	0	3216524	0	0	0	0	0	37
0	0	0	1000	0	0	0	0	0	38
0.000	0.000	0.000	4.653	0.000	0.000	0.000	0.000	0.000	39
0.000	0.000	0.000	4.653	0.000	0.000	0.000	0.000	0.000	40
0.000	0.000	0.000	4.653	0.000	0.000	0.000	0.000	0.000	41
0.000	0.000	0.000	0.040	0.000	0.000	0.000	0.000	0.000	42
0.000	0.000	0.000	8584.992	0.000	0.000	0.000	0.000	0.000	43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *NORTHEAST* (b)			Plant Name: WOLF CREEK (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Gas Turbine			Nuclear		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Full Outdoor			Full Indoor		
3	Year Originally Constructed	1972			1985		
4	Year Last Unit was Installed	1977			1985		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	489.00			581.00		
6	Net Peak Demand on Plant - MW (60 minutes)	370			565		
7	Plant Hours Connected to Load	2414			8732		
8	Net Continuous Plant Capability (Megawatts)	0			0		
9	When Not Limited by Condenser Water	460			550		
10	When Limited by Condenser Water	0			0		
11	Average Number of Employees	9			442		
12	Net Generation, Exclusive of Plant Use - KWh	42328120			4862889000		
13	Cost of Plant: Land and Land Rights	136550			3411585		
14	Structures and Improvements	1083657			418434278		
15	Equipment Costs	45916758			1057884362		
16	Total Cost	47136965			1479730225		
17	Cost per KW of Installed Capacity (line 5)	96.3946			2546.8679		
18	Production Expenses: Oper, Supv, & Engr	44295			5262086		
19	Fuel	4460099			25813015		
20	Coolants and Water (Nuclear Plants Only)	0			1578291		
21	Steam Expenses	0			7212527		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	439284			541694		
25	Misc Steam (or Nuclear) Power Expenses	17349			18796115		
26	Rents	0			0		
27	Allowances	0			0		
28	Maintenance Supervision and Engineering	10917			3312795		
29	Maintenance of Structures	43754			1872666		
30	Maintenance of Boiler (or reactor) Plant	0			7620830		
31	Maintenance of Electric Plant	269273			1496425		
32	Maintenance of Misc Steam (or Nuclear) Plant	0			2017987		
33	Total Production Expenses	5284971			75524431		
34	Expenses per Net KWh	0.1249			0.0155		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Oil			Nuclear	Oil	
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	barrel			mmbtus	barrel	
37	Quantity (units) of Fuel Burned	122154	0	0	49822872	166	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	137748	0	0	1	138267	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	35.688	0.000	0.000	0.446	35.600	0.000
40	Average Cost of Fuel per Unit Burned	36.447	0.000	0.000	0.446	35.600	0.000
41	Average Cost of Fuel Burned per Million BTU	6.300	0.000	0.000	0.446	6.130	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.105	0.000	0.000	0.005	0.000	0.000
43	Average BTU per KWh Net Generation	16696.017	0.000	0.000	10245.728	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)*(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *0.0000* (d)			Plant Name: *0.0000* (e)			Plant Name: *0* (f)			Line No.
									1
									2
									3
									4
0.00			0.00			0.00			5
0			0			0			6
0			0			0			7
0			0			0			8
0			0			0			9
0			0			0			10
0			0			0			11
0			0			0			12
0			0			0			13
0			0			0			14
0			0			0			15
0			0			0			16
0.0000			0.0000			0.0000			17
0			0			0			18
0			0			0			19
0			0			0			20
0			0			0			21
0			0			0			22
0			0			0			23
0			0			0			24
0			0			0			25
0			0			0			26
0			0			0			27
0			0			0			28
0			0			0			29
0			0			0			30
0			0			0			31
0			0			0			32
0			0			0			33
0.0000			0.0000			0.0000			34
									35
									36
0	0	0	0	0	0	0	0	0	37
0	0	0	0	0	0	0	0	0	38
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	39
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	40
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	41
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	42
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	43

Schedule Page: 402 Line No.: -1 Column: c

On February 17, 1999, an explosion occurred at the Hawthorn Generating Station Unit No.5, resulting in a forced outage. The unit was placed back in service on June 20, 2001.

Schedule Page: 402 Line No.: -1 Column: e

KCPL owns 50% of this station.

Schedule Page: 402 Line No.: 7 Column: d

La Cygne Station is comprised of two units. Hours reported for the unit connected to load the longest.

Schedule Page: 402 Line No.: 7 Column: e

La Cygne Station is comprised of two units. Hours reported for the unit connected to load the longest.

Schedule Page: 402 Line No.: 7 Column: f

Hawthorn 7/8 is comprised of two units. Hours reported for the unit connected to load the longest.

Schedule Page: 402.1 Line No.: -1 Column: c

KCPL owns 70% of this station.

Schedule Page: 402.1 Line No.: 7 Column: e

Hawthorn 6/9 is comprised of two units. Hours reported for the unit connected to load the longest.

Schedule Page: 402.2 Line No.: -1 Column: c

Wolf Creek is a nuclear generating plant with a pressurized water reactor. The design is by Standard Nuclear Unit Power Plant System (SNUPPS). Nuclear fuel burned is measured in MMBTUs. KCPL owns 47% of this station.

THIS PAGE INTENTIONALLY LEFT BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Missouri (Overhead Lines):							
2	Stilwell	Sibley	345.00	345.00	Wd-H-Frame	5.22		1
3	Sibley	Overton	345.00	345.00	Wd-H-Frame	73.02		1
4	Hawthorn	Nash-St. Joe	345.00	345.00	Wd-H-Frame	31.33		1
5	Iatan	Craig	345.00	345.00	Wd-H-Frame	1.38		1
6	River X	Iatan Str Crk	345.00	345.00	Tower	0.34		1
7	Hawthorn	Sibley	345.00	345.00	Wd-H-Frame	17.76		1
8	DC River X	Haw-Nash/Sib	345.00	345.00	Tower	0.57		2
9	River X	Haw-Sibley	345.00	345.00	Tower	0.44		1
10	Total 345 Kv					130.06		9
11	Common R/W	Hawthorn Plant	161.00	161.00				
12	Hawthorn	Blue Valley Twr	161.00	161.00	Tower	1.82		1
13	Hawthorn	Leeds Tower	161.00	161.00	Wd-H-Frame	1.37		1
14	Tower Line	Blue Valley Twr	161.00	161.00	Tower	0.51		3
15	Hawthorn	Randolph-Avon	161.00	161.00	Wd-H-Frame	5.16		1
16	TC River X	Hawthorn	161.00	161.00	Tower	0.54		3
17	DC River X	Northeast	161.00	161.00	Tower	0.36		2
18	Blue Valley	Winchester Jct	161.00	161.00	Wd-H-Frame	7.92		1
19	Common R/W	Southtown	161.00	161.00				
20	Hawthorn	Leeds-Loma Vista	161.00	161.00	Wd-H-Frame	10.38		1
21	Southtown	Bunker Ridge	161.00	161.00	Wd-H-Frame	3.08		1
22	Northeast	Grand Ave	161.00	161.00	Wd-H-Frame	0.16		1
23	Bl Mills Jct	Blue Mills #2	161.00	161.00	Wood Pole	0.23		1
24	Leeds	Roeland Park	161.00	161.00	Wd-H-Frame	2.31		1
25	DC Southtown	Hickman/Grandview	161.00	161.00	Wd-H-Frame	0.11		2
26	DC Montrose	Loma Vista	161.00	161.00	Tower	0.97		2
27	Grand Ave	Navy-Terrace	161.00	161.00	Wd-H-Frame	1.95		1
28	Common R/W	Hawthorn-Southtown	161.00	161.00				
29	Northeast	Crosstown	161.00	161.00	Stl Pl / Tower	0.35		1
30	Maywood	Weatherby	161.00	161.00	Stl-Pl/Wd-H-Fr	5.19		1
31	Common R/W	Southttown-Stilwell	161.00	161.00				
32	DC NE-Grand Av	Hawthorn-Cross Town	161.00	161.00	Tower	0.21		2
33	Common R/W	Montrose-Stilwell	161.00	161.00				
34	Common R/W	Montrose-Loma Vista	161.00	161.00				
35	Montrose	Loma Vista #9	161.00	161.00	Wd-H-Frame	57.26		1
36					TOTAL	1,724.41		177

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
								1
795M-AL	76,506	259,914	336,420					2
795M-AL	445,796	4,327,600	4,773,396					3
795M-AL	771,067	2,812,562	3,583,629					4
954M-AL		207,102	207,102					5
954M-AL		504,481	504,481					6
795M-AL	456,349	1,116,080	1,572,429					7
795M-AL	3,593	66,570	70,163					8
795M-AL	27,465	35,071	62,536					9
	1,780,776	9,329,380	11,110,156					10
	52,652		52,652					11
1192M-AL	1,348	147,672	149,020					12
1192M-AL	48,173	131,849	180,022					13
1192M-AL	82,960	314,667	397,627					14
1192M-AL	52,016	785,539	837,555					15
1192M-AL	2,533	427,348	429,881					16
1192M-AL		162,799	162,799					17
1192M-AL	228,268	521,939	750,207					18
	24,705		24,705					19
1192M-AL	208,401	706,156	914,557					20
1192M-AL	44,167	228,778	272,945					21
1192M-AL	31,656	35,249	66,905					22
795M-AL		53,208	53,208					23
1192M-AL	76,527	116,089	192,616					24
1192M-AL		64,176	64,176					25
1192M-AL		345,839	345,839					26
1192M-AL	85,667	647,402	733,069					27
	79,514		79,514					28
		128,303	128,303					29
1192M-AL	188,104	339,898	528,002					30
	73,499		73,499					31
1192M-AL		60,727	60,727					32
	285,088		285,088					33
	619,025		619,025					34
1192M-AL		2,071,575	2,071,575					35
	21,197,292	140,739,678	161,936,970	149,085	1,206,024	2,812,180	4,167,289	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Montrose	Loma Vista #11	161.00	161.00	Wd-H-Frame	57.29		1
2	Montrose	Stilwell	161.00	161.00	Wd-H-Frame	48.20		1
3	Montrose	Archie-Stilwell	161.00	161.00	Wd-H-Frame	48.15		1
4	Southtown	Grandview	161.00	161.00	Wd-H-Frame	7.71		1
5	Stilwell	Hickman	161.00	161.00	Wd-H-Frame	6.64		1
6	Hawthorn	Blue Valley	161.00	161.00	Wd-H-Frame	1.71		1
7	Common R/W	Haw-Mo Cty-Ray Jt	161.00	161.00	Wd-H-Frame			
8	Hawthorn	Missoui City	161.00	161.00	Wd-H-Frame	14.30		1
9	Missouri City	Moberly	161.00	161.00	Wd-H-Frame	90.23		1
10	Salisbury	Norton	161.00	161.00	Wd-H-Frame	22.28		1
11	Norton	S. Waverly	161.00	161.00	Wd-H-Frame	21.55		1
12	Nashua	St Joseph	161.00	161.00	Wd-H-Frame	32.15		1
13	Montrose	Clinton	161.00	161.00	Wd-H-Frame	12.22		1
14	Hawthorn	Northeast #15	161.00	161.00	Wd-H-Frame	5.75		1
15	Midtown	Forest	161.00	161.00	Steel Pole	1.62		1
16	Forest	Southtown	161.00	161.00	Steel Pole	3.24		1
17	Blue Mills Jct	Blue Mills #1	161.00	161.00	Wd-H-Frame	0.21		1
18	Terrace	State Line	161.00	161.00	Wd-H-Frame	0.78		1
19	Armco	Melt Shop Jct	161.00	161.00	Steel Pole	0.32		1
20	Barry	Line Creek	161.00	161.00	Wood Pole	4.19		1
21	Winchester Jct	Southtown	161.00	161.00	Wd-H-Frame	7.47		1
22	Winchester Jct	Swope #1	161.00	161.00	Wd-H-Frame	0.39		1
23	DC NKC	NE/Avondale	161.00	161.00	Steel Pole	1.16		2
24	Northeast	NKC	161.00	161.00	Steel Pole	0.16		1
25	DC Martin City	Stilwell/Grandview	161.00	161.00	Steel Pole	0.36		2
26	Southtown	Hickman	161.00	161.00	Wd-H-Frame	5.44		1
27	Martin City	Grandview	161.00	161.00	Wd-H-Frame	1.34		1
28	Line Creek	Riverside	161.00	161.00	Wd-Stl-Pole	4.20		1
29	Hawthorn	Independence	161.00	161.00	Steel Pole	1.75		1
30	Birmingham	Claycomo	161.00	161.00	Wd-H-Frame	4.39		1
31	Avondale	NKC	161.00	161.00	Wd-H-Frame	2.14		1
32	Northeast	Avondale	161.00	161.00	Wd-H-Frame	2.10		1
33	Avondale Jct	Riverside	161.00	161.00	Wd-St Pl/H Fr	4.47		1
34	Northeast	Grand West	161.00	161.00	Steel Pole	1.51		1
35	Bunker Ridge	Loma Vista	161.00	161.00	Wd-H-Frame	0.78		1
36					TOTAL	1,724.41		177

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
1192M-AL		2,254,271	2,254,271					1
1192M-AL		1,757,185	1,757,185					2
1192M-AL		1,554,011	1,554,011					3
1192M-AL	26,674	381,499	408,173					4
1192M-AL	202,848	320,096	522,944					5
1192M-AL		124,137	124,137					6
	11,439		11,439					7
556M-AL	42,975	708,171	751,146					8
556M-AL	111,599	3,075,040	3,186,639					9
795M-AL	69,438	809,643	879,081					10
795M-AL	97,781	686,572	784,353					11
397M-AL	179,617	1,353,969	1,533,586					12
795M-AL	70,936	1,832,528	1,903,464					13
1192M-AL	51,101	545,232	596,333					14
1192M-AL		328,845	328,845					15
1192M-AL		398,223	398,223					16
795M-AL	2,839	25,805	28,644					17
1192M-AL		146,088	146,088					18
556M-AL	504	78,372	78,876					19
1192M-AL	356,681	581,324	938,005					20
1192M-AL	1,611	473,167	474,778					21
1192M-AL	20,400	165,303	185,703					22
1192M-AL	85,589	816,778	902,367					23
1192M-AL		47,435	47,435					24
1192M-AL		219,013	219,013					25
1192M-AL		299,761	299,761					26
1192M-AL		116,534	116,534					27
1192M-AL	1,195,041	1,116,277	2,311,318					28
1192M-AL	6	15	21					29
1192M-AL	122,385	1,055,420	1,177,805					30
1192M-AL		153,173	153,173					31
1192M-AL		80,468	80,468					32
1192M-AL	76,838	1,099,905	1,176,743					33
1192M-AL	37,215	1,235,806	1,273,021					34
1192M-AL	77,428	58,195	135,623					35
	21,197,292	140,739,678	161,936,970	149,085	1,206,024	2,812,180	4,167,289	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	DC Bunker Ridge	Southtwn/Loma Vista	161.00	161.00	Steel Pole	1.31		2
2	Weatherby	Tiffany	161.00	161.00	Stl Pl/Wd-H-Fr	3.95		1
3	Tiffany	Roanridge	161.00	161.00	Steel Pole	1.55		1
4	Roanridge	Barry	161.00	161.00	Steel Pole	2.35		1
5	Roanridge	Nashua	161.00	161.00	Stl Pl/Wd-H-Fr	4.99		1
6	DC Roanridge	Barry/Nashua	161.00	161.00	Steel Pole	0.95		2
7	Gladstone	Shoal Creek	161.00	161.00	Wd/Stl Pole	4.40		1
8	Shoal Creek	Nashua	161.00	161.00	Wd-H-Frame	7.88		1
9	Shoal Creek	Claycomo	161.00	161.00	Wd/Stl Pole	4.33		1
10	Hawthorn	Levee	161.00	161.00	Steel Pole	0.75		1
11	Levee	Northeast #17	161.00	161.00	Stl PlWd-H-Fr	4.86		1
12	Martin City	Redel	161.00	161.00	Wd-H-Frame	0.63		1
13	Leeds	Independence	161.00	161.00	Steel Pole	1.15		1
14	DC Leeds	Hawthorn/Independ	161.00	161.00	Steel Pole	1.03		2
15	Winchstr Jct	Swope #2	161.00	161.00	Wd-H-Frame	0.48		1
16	Avondale	Gladstone	161.00	161.00	Wd pole/H-Fr	5.74		1
17	Southtown	Bendix	161.00	161.00	Wd-H-Frame	1.35		1
18	Bendix	Tomahawk	161.00	161.00	Wd-H-Frame	2.04		1
19	Tomahawk	Mission Jct	161.00	161.00	Wd-H-Frame	0.62		1
20	Total 161 Kv					566.44		85
21	Various 66Kv					76.09		
22	Total 66 Kv					76.09		
23	Various 33 Kv					155.24		
24	Total 33 Kv					155.24		
25	Underground Lines:							
26	Grand Ave	Guinotte Ts	161.00	161.00	Ug Const	1.34		1
27	Midtown	Brush Creek Ts	161.00	161.00	Ug Const	2.06		1
28	Midtown	Roe TS	161.00	161.00	Ug Const	2.00		1
29	Grand Ave	Crosstown	161.00	161.00	Ug Const	2.06		1
30	Crosstown	Guinotte TS	161.00	161.00	Ug Const	2.69		1
31	Grand Ave	Navy/Terrace	161.00	161.00	Ug Const	0.18		1
32	Total 161 Kv Underground					10.33		6
33	Kansas (Overhead Lines):							
34	Swissvale	Stilwell	345.00	345.00	Wd-H-Frame	32.82		1
35	Stilwell	Sibley	345.00	345.00	Wd-H-Frame	3.05		1
36					TOTAL	1,724.41		177

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)

8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.

9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.

10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
1192M-AL		200,120	200,120					1
1192M-AL	112,393	281,771	394,164					2
1192M-AL	44,957	175,526	220,483					3
1192M-AL	95,111	574,894	670,005					4
1192M-AL	188,750	396,944	585,694					5
1192M-AL		514,888	514,888					6
1192M-AL	133,591	802,990	936,581					7
1192M-AL	802,495	1,372,086	2,174,581					8
1192M-AL	197,910	556,124	754,034					9
1192M-AL		112,074	112,074					10
1192M-AL	12,198	617,273	629,471					11
1192M-AL		36,518	36,518					12
1192M-AL	9	7	16					13
1192M-AL		59,005	59,005					14
1192M-AL		214,612	214,612					15
1192M-AL	5,970	1,012,087	1,018,057					16
1192M-AL	51,926	67,174	119,100					17
1192M-AL	80,782	83,831	164,613					18
1192M-AL	24,504	78,080	102,584					19
	6,775,844	38,343,478	45,119,322					20
	297,263	8,195,872	8,493,135					21
	297,263	8,195,872	8,493,135					22
	148,510	7,388,772	7,537,282					23
	148,510	7,388,772	7,537,282					24
								25
2500M-CO		535,502	535,502					26
2500M-CO		995,631	995,631					27
2500M-CO		1,218,806	1,218,806					28
2500M-CO		932,287	932,287					29
2500M-CO		1,350,708	1,350,708					30
2500M-CO		148,974	148,974					31
		5,181,908	5,181,908					32
								33
795M-AL	207,326	2,022,993	2,230,319					34
795M-AL	37,479	184,618	222,097					35
	21,197,292	140,739,678	161,936,970	149,085	1,206,024	2,812,180	4,167,289	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	LaCygne	Stilwell	345.00	345.00	Wd-H-Frame	30.83		1
2	LaCygne	W. Gardner	345.00	345.00	Wd-H-Frame	40.38		1
3	DC Craig	Gardner/Cedar Ck	345.00	345.00	Steel Pole	2.06		2
4	Iatan	Craig	345.00	345.00	Wd-H-Frame	39.98		1
5	River X	Iatan-Strangr Ck	345.00	345.00	Tower	0.40		1
6	Craig	W. Gardner	345.00	345.00	Wd-H-Frame	14.13		1
7	DC W Gardner	Lacygne/Craig	345.00	345.00	Steel Pole	0.05		2
8	DC W Gardner	Lacygne/Ottawa	345.00	345.00	St Pole/H-Fr	0.49		2
9	Wolf Creek		345.00	345.00				
10	Total 345 Kv					164.19		13
11	Leeds	Roeland Pk	161.00	161.00	Wd-H-Frame	0.17		1
12	Greenwood	Shawnee	161.00	161.00	Wd-H-Frame	3.12		1
13	Oxford	Olathe	161.00	161.00	Steel Pole	3.07		1
14	Mission Jct	Kenilworth	161.00	161.00	Wd-H-Frame	2.46		1
15	Overland Pk	Roeland Pk	161.00	161.00	Wd-H-Frame	7.25		1
16	Common R/W	Shawnee-Fisher Jt.	161.00	161.00				
17	Maywood	Nawhua	161.00	161.00	Wd-H-Frame	5.30		1
18	Common R/W	Southtown-Stilwell	161.00	161.00				
19	Common R/W	Montrose-Stilwell	161.00	161.00				
20	Montrose	Stilwell #3	161.00	161.00	Wd-H-Frame	3.26		1
21	Montrose	Archie-Stilwell	161.00	161.00	Wd-H-Frame	3.14		1
22	Stilwell	Hickman	161.00	161.00	Wd-H-Frame	6.85		1
23	Brookridge	Overland Pk	161.00	161.00	Wd-H-Frame	1.92		1
24	Stilwell	Antioch	161.00	161.00	Wd-H-Frame	4.54		1
25	Wagstaff	Centennial	161.00	161.00	Wd-H-Frame	11.33		1
26	Paola	Marmaton	161.00	161.00	Wd-H-Frame	51.33		1
27	Paola	S. Ottawa	161.00	161.00	Wd-H-Frame	21.81		1
28	Merriam	Greenwood	161.00	161.00	Wd-H-Frame	4.41		1
29	Greenwood	Midland	161.00	161.00	Wd-H-Frame	2.23		1
30	Greenwood	Metropolitan	161.00	161.00	Wd-H-Frame	4.99		1
31	Kenilworth	Lenexa	161.00	161.00	Wood Pole	11.43		1
32	College	Olathe	161.00	161.00	Wood Pole	3.72		1
33	Craig	Lenexa	161.00	161.00	Steel Pole	0.22		1
34	Craig	College	161.00	161.00	Wd-H-Frame	0.48		1
35	Craig	Greenwood #3	161.00	161.00	Wd-H-Frame	3.98		1
36					TOTAL	1,724.41		177

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
(i)	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
795M-AL	369,948	2,106,797	2,476,745					1
954M-AL	681,536	3,547,342	4,228,878					2
954M-AL		748,720	748,720					3
954M-AL	1,760,602	5,576,142	7,336,744					4
954M-AL		559,252	559,252					5
954M-AL	1,135,735	1,197,793	2,333,528					6
954M-AL		75,237	75,237					7
954M-AL		369,569	369,569					8
954M-AL	355	103,732	104,087					9
	4,192,981	16,492,195	20,685,176					10
1192M-AL	1,782	24,021	25,803					11
1192M-AL	7,793	158,846	166,639					12
1192M-AL	40,116	165,436	205,552					13
1192M-AL	113,727	218,718	332,445					14
556M-AL	280,583	663,289	943,872					15
	17,541		17,541					16
1192M-AL	159,387	541,973	701,360					17
	40,013		40,013					18
	20,318		20,318					19
1192M-AL		104,688	104,688					20
1192M-AL		94,796	94,796					21
1192M-AL	18,734	316,752	335,486					22
1192M-AL	39,850	109,502	149,352					23
1192M-AL	70,033	252,064	322,097					24
397M-AL	27,346	4,144,934	4,172,280					25
336M-AL	50,149	6,176,788	6,226,937					26
397M-AL	32,288	1,313,990	1,346,278					27
477M-AL	341,849	402,333	744,182					28
795M-AL	130,229	316,318	446,547					29
1192M-AL	362,037	521,370	883,407					30
1192M-AL	178,955	968,595	1,147,550					31
1192M-AL		283,606	283,606					32
954M-AL		26,461	26,461					33
1192M-AL	82,697	166,401	249,098					34
1192M-AL	151,668	226,774	378,442					35
	21,197,292	140,739,678	161,936,970	149,085	1,206,024	2,812,180	4,167,289	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION From (a)	DESIGNATION To (b)	VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase) Operating (c)	VOLTAGE (KV) Designed (d)	Type of Supporting Structure (e)	LENGTH (Pole miles) (In the case of underground lines report circuit miles) On Structure of Line Designated (f)	LENGTH On Structures of Another Line (g)	Number Of Circuits (h)
1	DC Craig-Grnwd	Lenexa-Kenilworth	161.00	161.00	Steel Pole	0.11		2
2	DC Craig	Lenex/Greenwood	161.00	161.00	Steel Pole	2.73		2
3	Moonlight	Mur Len	161.00	161.00	Wood Pole	10.38		1
4	DC Moonlight	Mur Len/Gardner	161.00	161.00	Stl-Wd-Pole	0.39		2
5	Moonlight	W. Gardner	161.00	161.00	Steel Pole	5.39		1
6	Switzer	Riley	161.00	161.00	Steel Pole	1.82		1
7	Switzer	Olathe	161.00	161.00	Steel Pole	4.01		1
8	DC Switzer	Riley/Olathe	161.00	161.00	Steel Pole	0.22		2
9	DC Oxford	Antioch/Olathe	161.00	161.00	Wood Pole	1.30		2
10	Olathe	Murlen	161.00	161.00	Stl-Wd-Pole	4.58		1
11	Kenilworth	Overland Park	161.00	161.00	Wd-H-Frame	3.28		1
12	DC Overland Pk	Brookrdg/Kenilworth	161.00	161.00	Wd-H-Frame	0.12		2
13	Centennial	Poala	161.00	161.00	Wood Pole	2.86		1
14	Gardner	Ottawa	161.00	161.00	Wd-H-Frame	26.26		1
15	Stilwell	Spring Hill	161.00	161.00	Wd-H-Frame	9.07		1
16	DC Stilwell	Wagstaff/Spring Hill	161.00	161.00	Wd-H-Frame	1.31		2
17	Antioch	Oxford	161.00	161.00	Wd-H-Frame	3.25		1
18	Martin City	Redel	161.00	161.00	Wd-H-Frame	2.84		1
19	Redel	Stilwell	161.00	161.00	Wd-H-Frame	4.21		1
20	Metropolitan	Maywood	161.00	161.00	Stl-Wd-H-Fr	4.99		1
21	Cedar Creek	Greenwood	161.00	161.00	Stl-Wd Pole	9.90		1
22	DC Craig	Overland Pk/College	161.00	161.00	Steel Pole	1.77		2
23	Lenexa Tap	Craig-Greenwood	161.00	161.00	Steel Pole	0.06		1
24	DC Riley	Brookridge/Switzer	161.00	161.00	Steel Pole	1.53		2
25	Brookridge	Riley	161.00	161.00	Steel Pole	2.56		1
26	Craig	Cedar Creed	161.00	161.00	Stl-Wd-H-Fr	1.30		1
27	Craig	Overland Park	161.00	161.00	Steel Pole	5.93		1
28	Tomahawk	Mission Jct	161.00	161.00	Wd-H-Frame	1.73		1
29	Riley	Sprint	161.00	161.00	Steel Pole	0.90		1
30	Sprint	Mission Jct	161.00	161.00	Steel Pole	2.63		1
31	Bucyrus	Wagstaff	161.00	161.00	Wd-H-Frame	4.36		1
32	Stilwell	Bucyrus	161.00	161.00	Wd-H Frame	3.06		1
33	Total 161 Kv					281.86		63
34	Various 66 Kv					2.01		
35	Total 66 Kv					2.01		
36					TOTAL	1,724.41		177

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
1192M-AL	77,465	51,106	128,571					1
1192M-AL	443,416	808,963	1,252,379					2
1192M-AL	482,186	1,023,811	1,505,997					3
1192M-AL	4,753	174,942	179,695					4
1192M-AL	128,482	764,002	892,484					5
1192M-AL	19,114	416,886	436,000					6
1192M-AL	33,616	270,786	304,402					7
1192M-AL	105,478	129,867	235,345					8
1192M-AL	123,083	432,662	555,745					9
1192M-AL	253,076	468,968	722,044					10
1192M-AL	166,187	674,120	840,307					11
556M-AL	8,588	67,272	75,860					12
1192M-AL		405,443	405,443					13
1192M-AL	591,458	3,778,513	4,369,971					14
1192M-AL	353,000	1,450,180	1,803,180					15
1192M-AL		521,273	521,273					16
1192M-AL		127,108	127,108					17
1192M-AL	2,838	146,694	149,532					18
1192M-AL	4,647	259,228	263,875					19
1192M-AL		489,358	489,358					20
1192M-AL	368,060	1,710,025	2,078,085					21
1192M-AL	235,117	977,135	1,212,252					22
1192M-AL		31,755	31,755					23
1192M-AL	1,382,519	920,621	2,303,140					24
1192M-AL	26,805	424,715	451,520					25
1192M-AL		297,561	297,561					26
1192M-AL	605,382	3,364,510	3,969,892					27
1192M-AL	80,554	596,262	676,816					28
1192M-AL		340,404	340,404					29
1192M-AL		935,484	935,484					30
1192M-AL	11,139	594,254	605,393					31
1192M-AL		448,423	448,423					32
	7,674,058	40,299,986	47,974,044					33
		94,596	94,596					34
		94,596	94,596					35
	21,197,292	140,739,678	161,936,970	149,085	1,206,024	2,812,180	4,167,289	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Various 33 Kv					336.36		
2	Total 33 Kv					336.36		
3	Underground Lines:							
4	Midtown	Roe TS	161.00	161.00	Ug Const	1.83		1
5	Transmission Line Expenses							
6	Overhead							
7	Underground							
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	1,724.41		177

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
	327,860	14,692,394	15,020,254					1
	327,860	14,692,394	15,020,254					2
1500M-CO								3
		721,097	721,097					4
								5
				142,812	1,191,521	2,812,180	4,146,513	6
				6,273	14,503		20,776	7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	21,197,292	140,739,678	161,936,970	149,085	1,206,024	2,812,180	4,167,289	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINES ADDED DURING YEAR

1. Report below the information called for concerning Transmission lines added or altered during the year. It is not necessary to report minor revisions of lines.

2. Provide separate subheadings for overhead and under- ground construction and show each transmission line separately. If actual costs of competed construction are not readily available for reporting columns (l) to (o), it is permissible to report in these columns the

Line No.	LINE DESIGNATION		Line Length in Miles	SUPPORTING STRUCTURE		CIRCUITS PER STRUCTURE	
	From (a)	To (b)	(c)	Type (d)	Average Number per Miles (e)	Present (f)	Ultimate (g)
1	Hawthorn	Northeast #17	-5.58	Stl Pl/Wd-H-Fr	10.00	1	1
2	Hawthorn	Levee	0.75	Steel Poles	10.00	1	1
3	Levee	Northeast #17	4.86	Stl Pl/Wd-H-Fr	10.00	1	1
4							
5	Birmingham	Claycomo	-0.06	Steel Poles	16.00	1	1
6							
7	Various Missouri 66kv		-0.07	Steel Poles	20.00	1	1
8							
9	Various Missouri 66kv		0.48	Concrete Poles	25.00	1	1
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44	TOTAL		0.38		91.00	6	6

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TRANSMISSION LINES ADDED DURING YEAR (Continued)

costs. Designate, however, if estimated amounts are reported. Include costs of Clearing Land and Rights-of-Way, and Roads and Trails, in column (l) with appropriate footnote, and costs of Underground Conduit in column (m).

3. If design voltage differs from operating voltage, indicate such fact by footnote; also where line is other than 60 cycle, 3 phase, indicate such other characteristic.

CONDUCTORS			Voltage KV (Operating) (k)	LINE COST				Line No.
Size (h)	Specification (i)	Configuration and Spacing (j)		Land and Land Rights (l)	Poles, Towers and Fixtures (m)	Conductors and Devices (n)	Total (o)	
1192KMC	ACSR	Single	161	-12,198	-517,138	-100,136	-629,472	1
1192KMC	ACSR	Single	161		61,641	50,433	112,074	2
1192kMC	ACSR	Single	161	12,198	517,138	100,136	629,472	3
								4
1192KMC	ACSR	Single	161		-51,384	-53,274	-104,658	5
								6
397KMC	ACSR	Single	66		1,912	-8,345	-6,433	7
								8
397KMC	ACSR	Single	66		7,203	5,730	12,933	9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
								36
								37
								38
								39
								40
								41
								42
								43
					19,372	-5,456	13,916	44

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	10-Birmingham	AC Distribution	161.00	13.00	
2	7th & Milwaukee, Clay Co, Mo.				
3	11-Barry	AC Distribution	161.00	13.00	
4	Tiffany Springs Rd, Platte Co, Mo.				
5	12-Brookridge	AC Distribution	161.00	13.00	
6	10001 W. 103rd St, Johnson Co, Ks.				
7	13-Shawnee	AC Distribution	161.00	13.00	
8	12501 W. 51st St, Johnson Co, Ks.				
9	15W-Grand Avenue West	AC Distribution	161.00	13.00	
10	2nd & Grand Ave, Jackson Co, Mo.				
11	16-Stillwell	AC Transmission	345.00	161.00	13.00
12	6300 W. 191st St, Johnson Co, Ks.	AC Distribution	161.00	13.00	
13	17-Navy	AC Distribution	161.00	13.00	
14	115 N. Main St, Jackson Co, Mo.				
15	19-Riley	AC Distribution	161.00	13.00	
16	12100 Metcalf Ave, Johnson Co, Ks.				
17	20-Reeder	AC Distribution	161.00	13.00	
18	7545 Reeder Rd, Johnson Co, Ks.				
19	22-Switzer	AC Distribution	161.00	13.00	
20	9900 W. 127th St, Johnson Co, Ks.				
21	23-Southtown	AC Distribution	161.00	13.00	
22	8627 Troost Ave, Jackson Co, Mo.				
23	24-Crosstown	AC Distribution	161.00	13.00	
24	1801 Cherry, Jackson Co, Mo.				
25	25-Glasgow	AC Distribution	34.00	13.00	
26	819 2nd St, Howard Co, Mo.				
27	27-Avondale	AC Distribution	161.00	13.00	
28	3150 Walker Rd, Clay Co, Mo.				
29	28-Sweet Springs	AC Distribution	34.00	13.00	
30	Broadway & Oak St, Saline Co, Mo.				
31	29-Lenexa	AC Distribution	161.00	13.00	
32	15730 W. 95th St, Johnson Co, Ks.				
33	30-Swope	AC Distribution	161.00	13.00	
34	6330 E. 63rd St Tfwy, Jackson Co, Mo.				
35	31-Forest	AC Distribution	161.00	13.00	
36	1105 E. 61st St, Jackson Co, Mo.				
37	35-Loma Vista	AC Distribution	161.00	13.00	
38	6620 E. 91st St, Jackson Co, Mo.				
39	37-Terrace	AC Distribution	161.00	13.00	
40	1837 Terrace St, Jackson Co, Mo.				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	
20	1					1
						2
60	2					3
						4
200	4	1				5
						6
50	2					7
						8
50	1					9
						10
1100	2					11
33	1					12
33	1					13
						14
141	4					15
						16
60	2					17
						18
127	4					19
						20
175	5					21
						22
200	4					23
						24
19	2					25
						26
150	3					27
						28
20	2					29
						30
130	3					31
						32
60	2					33
						34
110	3					35
						36
130	3					37
						38
90	3					39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	38-Oxford	AC Distribution	161.00	13.00	
2	14540 Antioch Rd, Johnson Co, Ks.				
3	39-Tiffany	AC Distribution	161.00	13.00	
4	NW of I-29 & Hwy 152, Platte Co, Mo.				
5	41-Olathe	AC Distribution	161.00	13.00	
6	Olathe-Martin City Rd, Johnson Co, Ks.				
7	42-Brunswick	AC Transmission	161.00	34.00	13.00
8	U.S. Hwy 24, Chariton Co, Mo.	AC Distribution	34.00	13.00	
9	46-South Ottawa	AC Transmission	161.00	34.00	
10	N. I-35 & W. U.S.-59, Franklin Co, Ks.	AC distribution	34.00	13.00	
11	47-Overland Park	AC Distribution	161.00	13.00	
12	9521 W. 88th St, Johnson Co, Ks.				
13	48-Tomahawk	AC Distribution	161.00	13.00	
14	910 W. 103rd St, Jackson Co, Mo.				
15	49-Weatherby	AC Distribution	161.00	13.00	
16	45 Hwy & Garden Rd, Platte Co, Mo.				
17	50-Kenilworth	AC Distribution	161.00	13.00	
18	4601 W. 90th Terr, Johnson Co, Ks.				
19	51-Cedar Creek	AC Distribution	161.00	13.00	
20	K-7 & K-10 Highways, Johnson Co, Ks.				
21	52-Claycomo	AC Distribution	161.00	13.00	
22	Ravena Rd, E. U.S.-69, Clay Co, Mo.				
23	53-Blue Valley	AC Distribution	161.00	13.00	
24	7801 U.S.-24, Jackson Co, Mo.				
25	55-Paola	AC Transmission	161.00	34.00	
26	U.S.-169, Miami Co, Ks.				
27	56-Hickman	AC Distribution	161.00	13.00	
28	11500 Grandview Rd, Jackson Co, Mo.				
29	57-Courtney	AC Distribution	69.00	13.00	
30	Barry & Baker Rd, Jackson Co, Mo.				
31	58-Woodswether	AC Distribution	13.00	4.00	
32	1201 Woodswether Rd, Jackosn Co, Mo.				
33	61-Leeds	AC Distribution	161.00	13.00	
34	4210 Raytown Rd, Jackson Co, Mo.				
35	63-Line Creek	AC Distribution	161.00	13.00	
36	3810 N.W. 64th St, Platte Co, Mo.				
37	65-Antioch	AC Distribution	161.00	13.00	
38	9608 W. 167th St, Johnson Co, Ks.				
39	66-Martin City	AC Distribution	161.00	13.00	
40	13701 Wyandotte, Jackson Co, Mo.				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
67	2					1
						2
59	2					3
						4
167	4					5
						6
17	1					7
8	1					8
60	2					9
3	2					10
85	3					11
						12
130	3					13
						14
110	3					15
						16
200	4					17
						18
67	2					19
						20
180	4					21
						22
250	4					23
						24
50	2					25
						26
113	3					27
						28
14	3					29
						30
10	4					31
						32
150	3					33
						34
60	2					35
						36
67	2					37
						38
60	2					39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	67-Lakeview	AC Distribution	34.00	13.00	
2	1/4 Mi S of Louisburg on Metcalf, Miami Co, Ks.				
3	68-Roeland Park	AC Distribution	161.00	13.00	
4	4702 Roe Blvd, Johnson Co, Ks.				
5	69-Moonlight	AC Distribution	161.00	13.00	
6	17508 Moonlight Rd, Johnson Co, Ks.				
7	70-Shoal Creek	AC Distribution	161.00	13.00	
8	8500 N Brighton, North KC, Clay Co, Mo.				
9	71-Randolph	AC Distribution	161.00	13.00	
10	Birmingham & Eldon Rds, Clay Co, Mo.				
11	72-Craig	AC Transmission	345.00	161.00	13.00
12	10859 Woodland Rd, Johnson Co, Ks.				
13	73-Centennial	AC Distribution	161.00	13.00	
14	Popular Ridge Rd, Miami Co, Ks.				
15	74-Northeast	AC Transmission	13.00	161.00	
16	2000 River Front Rd, Jackson Co, Mo.	AC Distribution	161.00	13.00	
17	75-Midtown	AC Distribution	161.00	13.00	
18	1223 E. 48th St, Jackson Co, Mo.				
19	78-Gladstone	AC Distribution	161.00	13.00	
20	2101 E. 72nd St North, Clay Co, Mo.				
21	79-Blue Mills	AC Distribution	161.00	13.00	
22	Atherton & Courtney Rds, Ja Co, Mo.				
23	81-West Gardner	AC Transmission	345.00	161.00	13.00
24	18827 Dillie Rd, Johnson Co, Ks.	AC Transmission	161.00	34.00	
25	82-Murlen	AC Distribution	161.00	13.00	
26	15900 W. 159th St, Johnson Co, Ks.				
27	83-Salisbury	AC Transmission	161.00	34.00	13.00
28	U.S.-24 & Mo.Hwy-5, Chariton Co, Mo.				
29	84-Bunker Ridge	AC Distribution	161.00	13.00	
30	10001 Marion Park Dr, Jackson Co, Mo.				
31	86-Blue Springs	AC Distribution	69.00	13.00	
32	Mo.Hwy-7 & Truman Rd, Jackson Co, Mo.				
33	87-Campbell	AC Distribution	13.00	4.00	
34	824 E. 18th St, JAckson Co, Mo.				
35	88-Trafficway	AC Distribution	13.00	4.00	
36	640 W. 39th St, Jackson Co, Mo.				
37	90-College	AC Distribution	161.00	13.00	
38	16300 W. 110th St, Johnson Co, Ks.				
39	91-Merriam	AC Distribution	161.00	13.00	
40	6412 Carter St, Johnson Co, Ks.				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
19	2					1
						2
134	3					3
						4
60	2					5
						6
34	1					7
						8
55	2					9
						10
1500	3					11
						12
64	2					13
						14
507	4					15
185	5					16
192	4					17
						18
160	3	1				19
						20
40	2					21
						22
400	1					23
25	1					24
60	2					25
						26
37	2					27
						28
45	2					29
						30
10	3	1				31
						32
18	8					33
						34
16	7					35
						36
101	3					37
						38
150	3					39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	92-Troost	AC Distribution	13.00	4.00	
2	3737 Troost Ave, Jackson Co, Mo.				
3	93-Greenwood	AC Distribution	161.00	13.00	
4	65th & Lackman Rd, Johnson Co, Ks.				
5	94-North Kansas City	AC Distribution	161.00	13.00	
6	840 Swift St, Clay Co, Mo.				
7	95-Norton	AC Transmission	161.00	34.00	
8	Missouri Highway-O, Saline Co, Mo.				
9	96-Hawthorn	AC Transmission			
10	8700 Hawthorne Rd, Jackson Co, Mo.				
11	Hawthorn Unit 5 GSU	AC Transmission	22.00	161.00	
12	Hawthorn Unit 6 GSU	AC Transmission	13.00	161.00	
13	Hawthorn Unit 9 GSU	AC Transmission	13.00	161.00	
14	Hawthorn Bank 1	AC Transmission	69.00	13.00	
15	Hawthorn Bank 2 & 32	AC Transmission	161.00	13.00	
16	Hawthorn Bank 11 & 12	AC Transmission	161.00	69.00	
17	Hawthorn Bank 20	AC Transmission	345.00	161.00	
18	Hawthorn Bank 22	AC Transmission	345.00	161.00	13.00
19	Hawthorn Bank 33	AC Transmission	345.00	161.00	13.00
20	98-Riverside	AC Distribution	161.00	13.00	
21	4101 N. Tillison Lane, Platte Co, Mo.				
22	104-Carrollton	AC Transmission	161.00	34.00	
23	N.E. of Carrollton, Carrol Co, Mo.	AC Distribution	34.00	13.00	
24	108-Centerville	AC Transmission	161.00	34.00	
25	W. of Centerville, Linn Co, Ks.				
26	112-Montrose Station	AC Transmission	22.00	161.00	
27	Montrose Station, Henry Co, Mo.				
28	113-Wagstaff	AC Transmission	161.00	34.00	
29	247th St, W. of 69 Hwy, Miami Co, Ks.				
30	115-Redel	AC Distribution	161.00	13.00	
31	4409 W 159th St. Johnson Co, Ks.				
32	117-Bucyrus	AC Distribution	161.00	13.00	
33	21801 Antioch Road, Miami Co, Ks				
34	118-Duncan	AC Transmission	161.00	69.00	
35	2200 N.E. Duncan Rd, Jackson Co, Mo.	AC Distribution	161.00	13.00	
36	121-North Louisburg	AC Distribution	161.00	13.00	
37	N. of Louisburg, Miami Co, Ks.				
38	125-Pflumm	AC Distribution	161.00	13.00	
39	Pflumm & Marshall Dr, Johnson Co, Ks.				
40	127-South Waverly	AC Transmission	161.00	69.00	

Name of Respondent Kansas City Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
18	8					1
						2
97	3					3
						4
110	3					5
						6
17	1					7
						8
						9
						10
650	1	1				11
200	1					12
147	1					13
80	1					14
160	2	1				15
60	2					16
500	1					17
550	1					18
550	1					19
50	2					20
						21
20	1					22
4	1					23
50	2					24
						25
565	3					26
						27
25	1					28
						29
30	1					30
						31
33	1					32
						33
60	1					34
30	1					35
33	1					36
						37
67	2					38
						39
20	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	S. of Waverly, Lafayette Co, Mo.	AC Transmission	161.00	34.00	
2	474-Lynn Valley	AC Distribution	34.00	13.00	
3	N. of Presscott, Linn Co, Ks.				
4	478-Michigan Valley	AC Distribution	34.00	13.00	
5	S. of Michigan Valley, Osage Co, Ks.				
6	482-Chiles	AC Distribution	34.00	13.00	
7	69 Hwy & Cleveland-Chiles Rd, Mi. Co, Ks.				
8	484-Walmart	AC Distribution	34.00	13.00	
9	E. of I-35 on K-68, Franklin Co, Ks.				
10	704-La Cygne	AC Transmission	22.00	345.00	
11	East side of LaCygne Station, Linn Co, Ks.	AC Transmission	345.00	69.00	
12	705-Iatan	AC Transmission	22.00	345.00	
13	Iatan Station, Platte Co, Mo.				
14	706-Wolf Creek	AC Transmission	25.00	345.00	
15	Wolf Creek Station, Coffey Co, Ks.				
16	707-Levee	AC Transmission	13.00	161.00	
17	Hawthorn Station, Jackson Co, Mo.				
18	915-Grand Avenue	AC Distribution	161.00	13.00	
19	115 Grand Ave, Jackson Co, Mo.				
20	Iatan Station, Platte Co, Mo.				
21					
22	43-Small Company-Owned Substations	AC Distribution			
23	with less than 10,000 KVA capacity.				
24					
25	128 -Total Company-Owned Substations		14288.00	4496.00	91.00
26	with Power Transformers.				
27	18 = Transmission Substations	AC Transmission			
28	110 = Distribution Substations	AC Distribution			
29					
30					
31	Note: All Substations are unattended unless				
32	otherwise specified by an * in column (i).				
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
25	1					1
11	2					2
						3
17	2					4
						5
19	2					6
						7
15	2					8
						9
1594	2					10
30	3	1				11
724	1					12
						13
1245	3					14
						15
200	2					16
						17
160	2					18
						19
						20
						21
218	90	19				22
						23
						24
17081	333	25				25
						26
11167						27
5914						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) X An Original (2) _ A Resubmission	04/30/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 426.4 Line No.: 10 Column: f

50% Joint-ownership with Kansas Gas and Electric.

Schedule Page: 426.4 Line No.: 12 Column: f

70% Joint-ownership with St. Joseph Light & Power and Empire District Electric.

Schedule Page: 426.4 Line No.: 14 Column: f

47% Joint-ownership with Kansas Gas and Electric and Kansas Electric Power Cooperative, Inc.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	515,151	107,328	6,918,842
2	Additions During Year			
3	Purchases	19,846	3,910	194,413
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	19,846	3,910	194,413
6	Reductions During Year			
7	Retirements	5,439		
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of lines 7 and 8)	5,439		
10	Number at End of Year (Lines 1 + 5 - 9)	529,558	111,238	7,113,255
11	In Stock	3,591	1,077	323,645
12	Locked Meters on Customers' Premises	10,000		
13	Inactive Transformers on System			
14	In Customers' Use	515,918	110,161	6,789,610
15	In Company's Use	49		
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	529,558	111,238	7,113,255

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost	CHANGES DURING YEAR			Balance at End of Year	Actual Cost
		Additions	Retirements	Adjustments		
	(a)	(b)	(c)	(d)	(e)	(f)
1	Air Pollution Control Facilities	51,641,338	2,036,602	664,507	196,789,969	196,789,969
2	Water Pollution Control Facilities	312,419	-79,823	3,157,170	133,323,899	133,323,899
3	Solid Waste Disposal Costs	-13,910	-118,936	1,265,456	119,695,271	119,695,271
4	Noise Abatement Equipment				765,456	765,456
5	Esthetic Costs	16,216,473	-267,268	31,999	224,456,072	747,317
6	Additional Plant Capacity	1,387,458		-1,289,282	8,874,092	
7	Miscellaneous (Identify significant)					
8	TOTAL (Total of lines 1 thru 7)	69,543,778	1,570,575	3,829,850	683,904,759	451,321,912
9	Construction Work in Progress				3,873,023	3,873,023

Schedule Page: 430 Line No.: 1 Column: d

The adjustment column represents net changes made to numbers reported in previous years.

Schedule Page: 430 Line No.: 2 Column: d

Footnote Linked. See note on 430, Row: 1, col/item: d

Schedule Page: 430 Line No.: 3 Column: d

Footnote Linked. See note on 430, Row: 1, col/item: d

Schedule Page: 430 Line No.: 5 Column: d

Footnote Linked. See note on 430, Row: 1, col/item: d

Schedule Page: 430 Line No.: 5 Column: e

Includes $223,708,755 estimated as the difference between underground and overhead lines based as a percentage of actual costs.

Schedule Page: 430 Line No.: 6 Column: d

Footnote Linked. See note on 430, Row: 1, col/item: d

Schedule Page: 430 Line No.: 6 Column: e

Includes $8,874,092 estimated based on actual construction costs per KW of capacity related to dedicated capacity requirements for pollution control facilities of individual power stations.

Schedule Page: 430 Line No.: 8 Column: d

Footnote Linked. See note on 430, Row: 1, col/item: d

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kansas City Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	19,280,672	
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	5,397,735	5,397,735
3	Fuel Related Costs		
4	Operation of Facilities	1,239,480	1,239,480
5	Fly Ash and Sulfur Sludge Removal	1,887,136	1,887,136
6	Difference in Cost of Environmentally Clean Fuels	446,238	446,238
7	Replacement Power Costs	2,041,965	
8	Taxes and Fees	6,899,705	
9	Administrative and General	3,443,200	
10	Other (Identify significant)		
11	TOTAL	40,636,131	8,970,589

INDEX

INDEX (continued)

WOLF CREEK NUCLEAR OPERATING CORPORATION



2001 ANNUAL REPORT

WOLF CREEK EXECUTIVE TEAM



Otto Maynard
Chairman, President and Chief Executive Officer



Britt McKinney
Vice President Operations



Rick Muench
Vice President Technical Services



Mark Larson
Controller/Treasurer



Warren Wood
General Counsel & Secretary

PRESIDENT'S MESSAGE



Otto Maynard
Chairman, President and Chief Executive Officer

Oliver Wendell Holmes said "the great thing in this world is not so much where we are, but in what direction we are moving." In 2001, we moved in the right direction. This was evident through our achievements and commitment to "Be the Best!"

We continue making significant strides in operational performance, collective radiation exposure reduction, equipment reliability and personnel safety. We do this with a dedicated workforce and teamwork. Each of us has a role in achieving our goals. Only by working together as a team, having effective communication and remaining focused can we succeed in meeting our goals.

Two thousand and one was a successful year. The plant attained a high level of performance operating safely, reliably and competitively. We were able to do this while maximizing our electrical generation at a low production cost. This is a reflection of excellence. Excellence involves continuous improvement, adequate preparation and positive results—elements exhibited throughout the year.

Our collective radiation exposure for the year was less than six Rem. This is the lowest it has been since the plant began operation in 1985. This is a result of employees' changing their behaviors to use human performance tools and safe worker practices effectively. These, combined with aggressive goals, were key in keeping exposure to a minimum.

Safety is our number one priority and was kept in the forefront of our minds throughout the year. During 2001, Wolf Creek employees worked more than one million hours without a lost-time accident. This is a milestone not achieved since March 2000. Not only are our employees working safely, but they also are doing what is necessary to ensure the safety of their peers.

We ended 2001 with fewer first aids, recordable injuries and lost-time accidents than in 2000. Even with these improvements we are moving aggressively to higher levels of safety performance by focusing on safe behaviors. Attaining the right safety behavior is the key to sustainability.

Although the year was full of achievements and accomplishments, we also experienced a number of challenges. I believe these challenges have made us better. We learned to embrace change and did what was necessary to ensure these changes had minimal impact on our workforce. Our efforts, unified by common mission, vision, values and goals, allow us to be more competitive in the power industry.

In 2000, the National Academy for Nuclear Training extended its accreditation review of Wolf Creek's Technical Training programs. After six months and much hard work and dedication, the Academy renewed our Technical Training programs in February. It was a company-wide effort to improve our programs and one that was a lesson learned for all. We recognize what it takes to have a top-notch program. The challenge is not to become complacent with what we have achieved. It is pivotal for us to keep the momentum going so we can continue to improve these programs.

Another challenge we experienced was the planned unit auxiliary transformer outage in March. A great amount of time and coordination went into preparing for the outage. Several groups coordinated efforts, and teamwork and motivation were instrumental in making the outage a success. Workers were able to aggressively address equipment issues. They ensured work was completed safely and the equipment was in the best condition possible.

Like most of the world, we were significantly impacted by the Sept. 11 events in New York City, Washington D.C. and Pennsylvania. We learned first hand what it means to be united as we stood together to overcome the obstacles facing our nation. We worked together toward common goals. Ultimately, we focused on what we are here to do—produce dependable electricity for our customers and do it safely. This was instrumental in ensuring we were doing our part to provide stability to our country.

As we reflect on 2001, the question in our minds is where do we go from here? The future provides many opportunities for us to succeed. Our continued involvement in Utilities Service Alliance and Strategic Teaming and Resource Sharing is a great asset. Alliance activities save us time and money, and give us a greater voice in the industry. This will be key in the future. Labor and equipment sharing resulted in savings and has been beneficial to employees and the company.

We continue progressing toward the new power plant degree program. This is a joint effort between Wolf Creek and the Flint Hills Technical College to develop an Associate of Applied Science degree program in Power Plant Technology. The purpose is to prepare people for employment in the power industry. The first class began in fall 2001 with 24 students. Twelve of these students are Wolf Creek employees. The program allows students to receive general education requirements while obtaining skills needed to work in the power industry.

We strive to be a better leader in the industry and our community by operating the plant at the highest level of performance. We take pride in our accomplishments and continue looking for ways to improve. As we move forward, positive community relationships are key to continued successful plant operation.

We all play a part in the plant's success. We must be eager to change and willing to accept challenges that face us. We must celebrate successes and use them as standards by which we live. We must focus on the end result while working together to arrive there. As we look to 2002 and the opportunities and challenges we face, we will continue to focus on our mission—safe, reliable, cost-competitive production of electricity. This is the key to unlocking our potential.

Otto L. Maynard
Chairman, President and Chief Executive Officer


We learned first hand what
it means to be united
as we stood together
to overcome
the obstacles
facing our
nation.

BOARD OF DIRECTORS

David C. Wittig
Chairman of the Board, President and Chief Executive Officer, Western Resources, Inc.

Marcus Jackson
Executive Vice President KCPL and President of KCPL Power, Kansas City Power & Light Company (served through May 2, 2001)

Bernard J. Beaudoin
Chairman of the Board, President and Chief Executive Officer, Kansas City Power & Light Company (effective May 2, 2001)

Stephen E. Parr
Executive Vice President and Chief Executive Officer, Kansas Electric Power Cooperative, Inc.

Otto L. Maynard
Chairman, President and Chief Executive Officer, Wolf Creek Nuclear Operating Corporation

OWNERS COMMITTEE

Class A shareholder-Kansas Gas and Electric Company

Carl M. Koupal, Jr.
Executive Vice President and Chief Administrative Officer, Western Resources, Inc.
(served through Nov. 1, 2001)

Rita A. Sharpe
Executive Vice President, Shared Services, Western Resources, Inc.
(served through Nov. 1, 2001)

Leslie D. Morgan
Vice President, Generation Services, Western Resources, Inc.
(served through Nov. 1, 2001)

Thomas L. Grennan
Executive Vice President, Electric Operations, Western Resources, Inc.
(served through Nov. 1, 2001)

Dick Dixon
Senior Vice President, Customer Operations, Westar Energy
(effective Nov. 1, 2001)

Bruce A. Akin
Vice President, Business Services, Westar Energy
(effective Nov. 1, 2001)

Lee Wages
Vice President, Controller, Westar Energy
(effective Nov. 1, 2001)

David R. Phelps
Executive Director, Generation, Westar Energy
(effective Nov. 1, 2001)

Class B shareholder-Kansas City Power & Light Company

Frank L. Branca
President-Kansas City Power & Light Company Power Division

John J. DeStefano
Vice President-Finance, Great Plains Power

Richard A. Spring
Vice President-Transmission Services, Kansas City Power & Light Company Delivery Division

Class C shareholder-Kansas Electric Power Cooperative, Inc.

Harold L. Haun
Vice President of Administration and General Counsel, Kansas Electric Power Cooperative, Inc.

Mikel W. Kline
Vice President of Energy Services, Kansas Electric Power Cooperative, Inc.

PLANT OPERATION

According to Nuclear Energy Institute (NEI), the nation's 103 nuclear power plants set an electricity production record for 2001, increasing their output one to two percent to about 762 billion kilowatt-hours. The plants' average capacity factor climbed one percent to approximately 91 percent for the year.

Wolf Creek Generating Station (WCGS) ended the year with a gross unit capacity factor of 99.87 percent, which was 14th in the world. The plant generated 10,725,973 gross megawatt-hours of electricity at a production cost of 1.33 cents per kilowatt-hour. Wolf Creek ranked 11th in the world and third in the United States for total production. Of great significance was our collective radiation exposure. Employees received a total of 5.176 Rem for the year. This was the lowest exposure reported since the plant began commercial operation. The plant did not have any forced outages nor did we experience fuel reliability issues. Our commitment to being the best and operating the plant efficiently and cost-competitively was reflected in our 2001 performance.

In June, the Nuclear Regulatory Commission (NRC) presented its plant and safety performance assessment of WCGS at a public meeting. Inspection results were from April 2, 2000, to March 31, 2001. The NRC stated WCGS operated in a manner that preserved public health and safety and fully met all objectives. Because all requirements were met, the NRC will conduct only baseline inspections at the plant through May 31, 2002.



Wolf Creek personnel reduced plant power in March to install the repaired unit auxiliary transformer that was damaged in September 2000.

One challenge faced during 2001 was the planned unit auxiliary transformer (UAT) outage. In March, operators reduced plant power to install the repaired UAT that was damaged in September 2000 by a squirrel that short circuited between two of the UAT electrical cables. The UAT is one of two transformers capable of providing back-up power necessary to run the plant.

The planned outage was completed safely and efficiently, allowing the station to minimize the effects on power generation. Unexpected work that arose during the evolution was resolved in a safe and timely manner. Work groups did an excellent job preparing for the planned outage.

Benchmarking played a key role in several important changes to how business was conducted at Wolf Creek. In July, Wolf Creek management unveiled its core values. These core values—safety, teamwork, excellence, accountability and mutual respect and trust—were included in the company's Business Plan, job performance appraisals and observation programs.

To improve planning and performance, Wolf Creek's Business Plan was divided into two parts: the strategic plan and the operating plan. The strategic plan focuses on significant performance gaps, key challenges and opportunities. The operating plan establishes "best of the best" goals and includes specific performance criteria in terms of past performance, industry top performance and where performance should be in the near future.

Based on benchmarked results to measure human-error rates, the Human Performance group developed a new human-error indicator. The indicator measures low-level errors as well as significant human errors to provide a clear picture of human performance. By shifting the focus to include low-level errors, performance problems can be identified before they become significant.

Wolf Creek continues to benchmark with the industry to improve operational performance. By establishing open communication and continued involvement in alliance activities, new ways can be identified to enhance Wolf Creek's programs and use these best practices to remain competitive in the power industry.



Charlie Rowlett, Maintenance planner, paints stair railings in the Main Security Building as part of site work day activities.

USA / STARS

Alliance activities play an important role in the safe and reliable operation of the plant. Wolf Creek is actively involved in the Utilities Service Alliance (USA) and Strategic Teaming and Resource Sharing (STARS) initiatives. These activities improve performance, reduce costs and build relationships among member stations.

Wolf Creek is a charter member of USA. The seven plants that belong to the alliance as full participating members are Wolf Creek Nuclear Operating Corporation, Wolf Creek Generating Station; Omaha Public Power District, Fort Calhoun Nuclear Generating Station; Nebraska Public Power District, Cooper Nuclear Station; Energy-Northwest, Columbia Generating Station; Detroit Edison Company, Fermi 2 Nuclear Plant; American Electric Power Company, D.C. Cook; and Pennsylvania Power & Light Company, Susquehanna. In addition, five plants belong to the alliance as participant members of the STARS alliance. USA was established in 1994 to help participating members succeed in today's increasingly competitive power industry. Through resource and personnel sharing and collective purchasing agreements, plants are able to save approximately $5 million a year. Aggressive initiatives and open communication are instrumental in reducing costs for individual sites while helping improve operational performance.

The STARS alliance has been active for two years. STARS members are Wolf Creek Nuclear Operating Corporation, Wolf Creek Generating Station; Texas Utilities Electric Company, Comanche Peak; AmerenUE, Callaway Plant; Pacific Gas & Electric, Diablo Canyon Power Plant; South Texas Project Nuclear Operating Company, South Texas Project; and Arizona Public Service Company, Palo Verde. Wolf Creek saved approximately $1.5 million as a result of USA and STARS membership. The alliances saved the company money and by working on common initiatives, has given member plants a stronger voice in the industry and improved performance. Each plant has employees serving on a variety of organizations in the industry. This allows each site to provide input and gain valuable knowledge on key industry issues.

Through it all, the most important facet of these alliances is individual initiatives. In 2001, the USA/STARS 10 CFR 50.59 implementation project submittal won the Administrative Support and Training Top Industry Practice award given by NEI. This is one of nine awards given each year. The team was lead by Bob Newkirk, Fermi, and vice-chaired by Wolf Creek's Diane Hooper, program administrator.



Four of the five STARS chief nuclear officers participate in a question and answer session with Wolf Creek's management team at the October Management Team meeting.

Personnel sharing provided improved performance and significant savings for USA and STARS plants. During 2001, USA member plants saved between $150,000 and $400,000 per plant by sharing employees. Wolf Creek provided support to many alliance plants' refueling outages.

Tools and equipment savings also were significant. Randy Birk, supervisor Maintenance, co-leads the Shared Tool and Equipment team, emphasizing the concept of "why buy when you can borrow?" For example, member plants saved $48,000 by borrowing scaffolding rather than buying it. The process is simple, easy and effective. Wolf Creek expects to continue to reap significant cost savings through the Tools and Equipment Program in the future.

The addition of new members was most significant to the alliances. Palo Verde joined the STARS alliance, and Susquehanna and D.C. Cook joined USA as full participating members. With the addition of these members, both alliances gained more representation in the industry and additional opportunities to benchmark best practices and pursue excellence.

Alliance initiative efforts, used to strengthen the alliance, have multiple benefits. By collaborating, member stations set the stage for working together to resolve future problems. In addition, when outside conditions are right for going beyond the current alliance, there is a stronger basis of working together from which to start. By working together to achieve these common goals, member stations continue to achieve cost savings while maintaining ongoing working relationships.

SAFETY

There is no priority at Wolf Creek of greater importance than safety. Employees take pride in ensuring the safety of their peers and plant equipment through use of Human Performance tools and a comprehensive safety program. Employees are responsible for learning, understanding and complying with the guidelines and rules in place.

In 2001, Wolf Creek employees worked more than one million hours without a lost-time accident. While this is a significant accomplishment, more impressive is that employees had fewer recordable and restricted accidents, lost-time accidents and first aids than in years past. Our 2002 mission is to sustain and continue this improvement.


Moving forward, it is
important to remember
safety cannot be
compromised
for efficiency.

One way the company is improving safety performance is by implementing a new behavior-based safety process. The behavior-based safety process is a voluntary, no name, no blame process. It allows employees to use a peer-to-peer method for observations to raise awareness of safe or at-risk behaviors. The groundwork for the process began in 2001 and full implementation is anticipated in 2002. A Steering Committee comprised of 13 employees led by Ray Rogers, Maintenance planner and facilitator, and Donna Jacobs, plant manager, will be guiding the implementation of the new process.

Employees continue making significant strides in improving safety performance. Moving forward, it is important to remember safety cannot be compromised for efficiency. Wolf Creek employees must continue looking for ways to enhance programs. Performance can be improved by looking out for each other, using Human Performance tools and focusing on the task at hand. The behavior-based safety process enhances awareness of the behaviors that could lead to accidents while uncovering and fixing the conditions that may exist.

Lost Time & Restricted Work Incident Rate
2000-2001


0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Incident Rate*
INPO 4
INPO 3
INPO 2
INPO 1
2001 Rate
2000 Rate
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26
Pay Period

* Normalized value based on 100 employees per year

TECHNICAL TRAINING

During 2000, the National Academy for Nuclear Training extended its accreditation review schedule for Wolf Creek's Technical Training programs. These included Electrical Maintenance and supervisor, Instrumentation and Control and supervisor, Mechanical Maintenance and supervisor, Engineering Support program, Health Physics and Chemistry.

In order to complete the accreditation process, a management team was established to enhance the Training programs. The team was responsible for putting actions in place for successful accreditation renewal. This included past and current activities and implementing key strategies to improve the program. On Feb. 13, the National Nuclear Accrediting Board renewed Wolf Creek's Technical Training accreditation.

Renewal did not come without change. Actions to use Training as a tool for the company's core business focus on worker and plant performance improvements. Some actions taken include:

- using a needs analysis process to evaluate potential training needs with a focus on worker and plant performance
- reinforcing the partnership of the line organizations in the training programs through improvements in management oversight in the Training Review Groups
- revitalizing the student and management feedback process to improve training by implementing meaningful and timely improvements
- renovating the William Allen White Outage Processing Center to become the Skills Training Center to be used for the Technical Training programs
- implementating new Training Review Groups for management training and non-accredited training programs
- implementating a quarterly training schedule for Technical Training programs
- developing the Conduct of Training and Standards for Learning, which offers clear classroom expectations for everyone involved in training.

Wolf Creek management anticipates significant benefit from this renewed focus on training as a part of our core business to improve overall plant performance. Accredited status must be renewed every four years.

SKILLS TRAINING CENTER

Renovation of the William Allen White Outage Processing Center began in 2001 to provide a new training facility.

The facility contains office space, classrooms, laboratories and storage space for Maintenance and Technical Training. Additional features include a multipurpose room/ auditorium for large public and site meetings and an area specifically designed to provide tornado shelter. Outage personnel processing and training will be conducted at this facility.

In the past, Maintenance and Technical Training was dispersed over at least three facilities, not meeting desired standards. Classrooms were not conducive to the use of advanced instructional tools. Laboratories lacked appropriate space and utilities, and storage for training mockups/aids did not exist.



The Skills Training Center will be used to train Wolf Creek personnel.

The new facility promotes positive impressions of high station standards in safety, human performance and quality of work, housekeeping and cleanliness.

PARTNERING WITH FLINT HILLS TECHNICAL COLLEGE

Wolf Creek and Flint Hills Technical College (FHTC) established a partnership in 2000 to address workforce needs at Wolf Creek. In April 2001, this partnership kicked off with a ribbon-cutting ceremony at FHTC in Emporia.

A study conducted during the first quarter 2000 revealed that within 15 years there would be a need to replace approximately 300 workers in Operations and Maintenance because of turnover and retirements. Wolf Creek management recognized the need to establish a working relationship with a college or university to provide opportunities for students to gain knowledge in the power industry. Therefore, Wolf Creek and FHTC collaborated to develop a Power Plant Technology training program encompassing this concept.

FHTC was selected because of the nature of existing programs, location and willingness to undertake the effort. The purpose of this program is to prepare students for entry-level positions in Maintenance and Operations at electric power generation facilities, not just Wolf Creek. There will be an emphasis on the nuclear industry, but graduates will have basic tools to step into positions at fossil plants as well.

Twelve Wolf Creek employees enrolled in the first class. The course covers fundamental science and operations concepts associated with operating and maintaining a generating facility. Students take math, physics, water chemistry, electrical, mechanical, instrumentation and operational fundamentals classes. Also included are safety practices and two, two-week internships at Wolf Creek. The first semester includes general education courses. Program graduates will receive an Associate of Applied Science degree. Plans are to start a new class two of every three semesters.



Otto Maynard, Wolf Creek chairman, president and chief executive officer, speaks at the ribbon-cutting ceremony for the Power Plant Technology program.



Students enrolled in the program will gain the knowledge needed to obtain a career in the power industry through classes and on-the-job training.

FLINT HILLS

TECHNICAL COLLEGE

SECURITY

During the plant's most recent Operational Safeguards Response Evaluation (OSRE) in 1998, the Nuclear Regulatory Commission (NRC) found no deficiencies, and regulators had positive comments regarding its Security program. The measures in place during the OSRE have continued to improve and strengthen.

Security measures at Wolf Creek have always been stringent. However, after the terrorist attacks against the nation on Sept. 11, Wolf Creek's security measures were increased.

The NRC placed restrictions on access into nuclear power plants. Wolf Creek entered a heightened level of awareness and implemented a number of additional protective measures. These included, but are not limited to, Security posted at the entrance point to the plant property; those entering the plant are required to show identification; additional patrols outside the plant; support from local and state agencies; tours postponed; and Coffey County Lake temporarily closed. These measures are in addition to normal protective measures required for entrance into the protected area.

Security is an organization that is continuously improving. Appropriate modifications to the program are made regularly based on intelligence information and prudence. Modifications are made to ensure Wolf Creek's Security force continues to provide the highest level of security and safety for protection of the plant, personnel and the public.

EMERGENCY PLANNING

Wolf Creek's Emergency Response Organization (ERO) conducted a two-day evaluated Emergency Preparedness ingestion pathway exercise in November. The ERO demonstrated the ability to implement the plant's Emergency Plan and protect the health and safety of the public. The exercise involved representatives from the state of Kansas, Coffey County and Wolf Creek.



(from left to right) Vernon Birk, Coffey County public information officer, Norm Valentine, FEMA evaluator, Joy Moser, state of Kansas public information officer, and Rick Muench, vice president Technical Services and Wolf Creek public information officer, review a news statement before it is issued during the evaluated exercise.

Representatives from the Federal Emergency Management Agency (FEMA) and the NRC evaluated the exercise. Evaluators from both organizations commended the team's performance. Evaluation report highlights include the phone team accurately handling 69 phone calls in four hours, noteworthy command, control and cooperation between off-site agencies and Wolf Creek personnel and the work of the facility support staff in the Emergency Operations Facility.

Every two years, the plant's ERO is required to participate in a graded exercise. Every six years, the ERO is required to participate in a two-day ingestion pathway exercise. Months of hard work are put into preparing for the exercise. Team members not only are evaluated on their ability to respond in the unlikely event of an emergency at Wolf Creek Generating Station, but also on how well they work together and coordinate efforts with the state and county.

Day two activities focused on the state's and county's ability to address long-term public health and safety issues resulting from an emergency at the plant. This portion of the exercise was evaluated by FEMA representatives and included many county, state and federal agencies as well as selected Wolf Creek ERO members.

JACOBS NAMED PLANT MANAGER



Donna Jacobs
Plant Manager

In May, Donna Jacobs was named plant manager. She is the first female to manage a nuclear power plant in the United States.

Donna joined Wolf Creek in 1986 as a test engineer. Prior to being named plant manager, Donna held various positions in Maintenance, Operations, Engineering and Integrated Plant Scheduling.

PRESIDENT'S AWARD WINNERS

Seven employees were honored for exemplary performance during 2001 by receiving the President's Award. These individuals are selected by Chairman, President and Chief Executive Officer Otto Maynard as being the "best of the best."

Recipients were Tim Patten, master Health Physics technician; Terry Krause, supervisor Supplier/Material Quality; Bob Chambers, senior cost specialist; Stan Wahlmeier, senior engineer; Randy Birk, supervisor Maintenance; Jenne Yunk, program administrator; and Nancy Hess, lead Information Services technologist.



Seven Wolf Creek employees were awarded the President's Award at the 2001 Holiday Celebration. (From left to right) back row: Tim Patten, Terry Krause, Bob Chambers, Stan Wahlmeier and Randy Birk; front row: Jenne Yunk and Nancy Hess.

WOLF CREEK HISTORY

Wolf Creek Nuclear Operating Corporation (WCNOC), a Delaware corporation, was organized on April 14, 1986, to operate, maintain, repair and eventually decommission Wolf Creek Generating Station. Effective Jan. 1, 1987, operation of Wolf Creek was transferred from Kansas Gas and Electric Company (KGE) to WCNOC.

WCNOC is a jointly-owned corporation formed by the owners: KGE, Kansas City Power & Light Company (KCPL) and Kansas Electric Power Cooperative, Inc. (KEPCo). Ownership shares are 47 percent KGE, 47 percent KCPL and six percent KEPCo. WCNOC acts solely as an agent of the owners. WCNOC, in addition to operating the station, is responsible for maintaining the books and records for the company and transferring appropriate accounting information to the owners on a monthly basis.

WCNOC has no revenue or income and all of its assets are owned by KGE, KCPL and KEPCo. WCNOC classifies, in its financial statements, the payables, expenses and receipts incurred by WCNOC as if such items had been incurred by the owners. All expenses are paid from checking accounts owned and funded by the owners.

COMMUNITY OUTREACH

Wolf Creek makes it a priority to build and maintain positive relationships with the public. Although community outreach programs were significantly impacted by the Sept. 11 events, employees continued working closely with the public, informing and educating them on the benefits of nuclear power.

The International Brotherhood of Electrical Workers (IBEW) constructed a fire escape for the Emporia Rescue Mission. The Emporia Rescue Mission is a men's homeless shelter. Union members built the platforms and stairs, and performed prefabrication of different pieces on site. Approximately 30 Wolf Creek employees worked on the project. The project is scheduled for completion in early February 2002.



Dan Haines, environmental biologist, speaks to elementary school students about fishing and water management at the 2001 Careers on Wheels event sponsored by Burlington High School.

For the fifth consecutive year, Wolf Creek sponsored the Emporia State University Sonia Kovalevsky Mathematics Day. Sonia Kovalevsky Mathematics Day is a celebration of women in math and is named in honor of Sonia Kovalevsky, who helped pave the way for gender equity in education and broke barriers as she excelled in the fields of mathematical physics and analysis. Wolf Creek provided monetary assistance, and Susan Maycock, communication specialist, served as the luncheon guest speaker. Susan Atkin, engineer, and Kathy Davis, supervisor general accounting, served as career speakers on a panel discussion that teachers and students attended.

The 2001 Governor's Fishing Classic was a big hit. Approximately 230 kids from local "Hooked on Fishing, Not on Drugs" (HOFNOD) chapters attended, and 44 boats participated in the fishing tournament. This event provides an opportunity for kids to attend six fishing workshops and spend an afternoon fishing at Coffey County Lake. A celebrity golf tournament also was held. This was the fifth year for the fishing classic and the second year for the golf tournament. The event is sponsored by the Kansas Wildscape Foundation, Coffey County Sheriff's Department, Kansas Department of Wildlife and Parks and Wolf Creek.



Wolfey made several appearances in 2001 including the Burlington Christmas Parade.

One of the greatest gifts Wolf Creek employees give to surrounding communities is their contributions to the United Way. Employees donated $155,050 to a variety of United Way agencies in 2001. A silent auction and golf tournament also raised approximately $6,700.

Tours and Speakers Bureau presentations continue to play a key role in community outreach. Wolf Creek sponsored the Boy Scout Merit Badge Workshop, which more than 300 Boys Scouts and leaders attended; kite flying contests at Burlington's May Daze festival; and participated in local events and parades.

FINANCIAL INFORMATION

STATEMENT OF OWNERS' ASSETS

As of December 31

	2001*	2000	1999
		(Thousands of Dollars)	
Electric Plant - at original cost:			
Nuclear Production Plant			
Land and Land Rights	$ 7,258.7	$ 7,258.7	$ 7,258.7
Structures and Improvements	871,363.4	868,941.2	869,374.2
Reactor Plant Equipment	1,379,208.4	1,381,122.3	1,374,923.2
Turbogenerator Units	361,771.3	361,051.4	359,511.0
Accessory Electric Equipment	289,897.8	289,359.8	288,126.3
Misc. Power Plant Equipment	135,122.2	133,538.2	135,114.7
Total Nuclear Production Plant	3,044,621.8	3,041,271.6	3,034,308.1
Transmission Plant	23,547.0	23,547.0	23,547.0
General Plant	3,596.2	3,136.5	2,321.7
Miscellaneous Intangible Plant	16,594.3	15,387.9	14,862.5
Plant In Service	3,088,359.3	3,083,343.0	3,075,039.3
Less Accumulated Depreciation & Amortization	1,184,173.9	1,100,375.9	1,026,770.3
Net Plant In Service	1,904,185.4	1,982,967.1	2,048,269.0
Construction Work In Progress	10,529.3	5,964.5	12,292.7
Electric Plant Held for Future Use	657.2	657.2	657.2
Nuclear Fuel - Net	71,920.0	65,616.4	59,883.3
Total Electric Plant - Net	1,987,291.9	2,055,205.2	2,121,102.2
Other Property and Investments:			
Special Funds	25,321.5	25,321.5	25,374.4
Other	0.0	0.0	2,366.4
Total Other Property and Investments	25,321.5	25,321.5	27,740.8
Current Assets:			
Accounts Receivable	485.6	457.3	1,155.0
Fuel	292.2	299.3	249.7
Materials and Supplies	37,650.2	34,773.2	34,780.2
Prepayments and Other Current Assets	4,646.0	3,635.4	3,839.9
Total Current Assets	43,074.0	39,165.1	40,024.8
Deferred Debits	8,310.4	9,497.5	10,544.8
Total Assets	$ 2,063,997.8	$ 2,129,189.3	$ 2,199,412.6
TOTAL ASSETS BY OWNER			
Kansas Gas and Electric Company	$ 969,656.2	$ 996,803.2	$ 1,025,917.8
Kansas City Power & Light Company	917,160.4	950,608.1	985,438.1
Kansas Electric Power Cooperative, Inc.	177,181.2	181,778.0	188,056.7
Total Assets	$ 2,063,997.8	$ 2,129,189.3	$ 2,199,412.6

* NON-OUTAGE YEAR

FINANCIAL INFORMATION

STATEMENT OF EXPENSES

For the Years Ended December 31

(Thousands of Dollars)

	2001*	2000	1999	3 Year Avg.
Production Expenses:				
Nuclear Fuel	$ 47,083.7	$ 41,901.1	$ 43,098.5	$ 44,027.8
Operations	66,301.3	69,777.7	70,487.0	68,855.3
Maintenance	23,980.4	41,741.8	36,842.7	34,188.3
Total Production	137,365.4	153,420.6	150,428.2	147,071.4
Transmission Expenses:				
Operations	0.0	0.0	0.0	0.0
Maintenance	58.1	32.9	33.9	41.6
Total Transmission	58.1	32.9	33.9	41.6
Administrative and General Expenses:				
Operations	23,903.3	22,660.7	26,750.0	24,438.0
Maintenance	279.6	220.6	259.7	253.3
Total Administrative and General	24,182.9	22,881.3	27,009.7	24,691.3
Total Operations and Maintenance Expenses	161,606.4	176,334.8	177,471.8	171,804.3
Payroll taxes	4,652.2	4,521.4	4,404.3	4,526.0
Total O&M Including Payroll Taxes	166,258.6	180,856.2	181,876.1	176,330.3
Ad Valorem Taxes	23,923.3	24,298.7	26,114.1	24,778.7
Depreciation & Amortization	89,606.1	88,709.6	88,486.5	88,934.1
Total Operating Expenses	279,788.0	293,864.5	296,476.7	290,043.1
Less: Other Operating Revenues	43.8	52.0	38.1	44.6
Net Operating Expenses	279,744.2	293,812.5	296,438.6	289,998.5
Add: Nonoperating Expenses	1,107.6	970.7	711.6	930.0
Total Expenses	$ 280,851.8	$ 294,783.2	$ 297,150.2	$ 290,928.5

* NON-OUTAGE YEAR

FINANCIAL INFORMATION

FINANCIAL AND OPERATING HIGHLIGHTS

For the Years Ended December 31	2001*	2000	1999	3 Year Avg.
Production Expenses (cents/kWh)	1.33	1.69	1.64	1.54
Total O&M including Payroll Taxes (cents/kWh)	1.61	2.00	1.99	1.85
Total Ongoing Costs (cents/kWh)	1.75	2.18	2.14	2.01
Total Expenses (cents/kWh)	2.71	3.25	3.25	3.06
Total O&M including Payroll Taxes	$166,258,600	$180,856,200	$181,876,100	$176,330,300
Construction Expenditures	$15,226,000	$16,923,000	$13,725,000	$15,291,300
Nuclear Fuel Expenditures	$42,060,500	$37,520,600	$8,023,643	$29,201,600
Full-Time Employees at Year End	1,016	991	978	995
Contractors at Year End	25	31	69	42
Net Generation (MWh)	10,346,657	9,060,834	9,156,619	9,521,370
Gross Generation (MWh)	10,725,923	9,430,537	9,533,108	9,896,523
Unit Capability Factor (net)	99.5%	88.6%	88.2%	92.1%
Unit Capacity Factor (net)	101.0%	88.3%	89.6%	93.0%
Forced Outage Rate	0.0%	0.9%	0.3%	0.4%
Unplanned Automatic Scrams Per 7,000 Hours Critical	0.00	0.89	0.89	0.59
Thermal Performance Indicator	99.88%	99.43%	99.89%	99.73%
Fuel Reliability Indicator (microcuries/gram) x 1,000	0.01	0.12	0.01	0.05
Collective Radiation Exposure (man-rem)	5.2	142.9	148.3	98.8
Volume of Solid Radwaste Generated (cu. meters)	5	16	13	11.3
Total Licensee Event Reports	1	5	20	9
Lost-Time Accidents	0	4	2	2

* NON-OUTAGE YEAR

RETIREES AND DEATHS

Retirees

Five employees retired from Wolf Creek in 2001. Wolf Creek management and employees wish the following retirees the best as they begin a new journey in their lives.

J. D. Badgely
Les Nuessen
Jack Stokes
Roger Montgomery
Verl MacTaggart

In Memory

Wolf Creek employees were saddened by the death of Judy Hotchkiss, office assistant, on Oct. 3. Judy worked for Wolf Creek for 16 years. She was a true asset to the company and will be greatly missed.



Judy Hotchkiss



Wolf Creek Nuclear Operating Corporation

1550 Oxen Lane NE
Burlington, KS 66839
www.wcnoc.com

BYLAWS

OF

R. S. ANDREWS ENTERPRISES OF KANSAS, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such

meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's

absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. **Number and Term.** The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. **Vacancies.** A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. **Place of Meetings.** The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. **Compensation of Directors.** Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. **Resignation.** Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. **Removal.** The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. **Initial Meeting.** Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these

Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. Telephonic Participation. Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be

fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

<u>Section 5.07.</u> **<u>Secretary.</u>** The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

<u>Section 5.08.</u> **<u>Treasurer.</u>** The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

<u>Section 5.09.</u> **<u>Controller.</u>** The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

<u>Section 5.10.</u> **<u>Vacancy in Office.</u>** In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

<u>ARTICLE VI. CAPITAL STOCK</u>

<u>Section 6.01.</u> **<u>Share Certificates.</u>** The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the

Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. **Shareholder Records.** The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. **Stock Transfer Books.** Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. **Shareholder Rights.** The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. **Transfer Agent.** The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. **Replacement Certificates.** Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. **Inspection of Books.** The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. **Fiscal Year.** The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. **Seal.** The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. **Annual Statements.** Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. **Appointment of Agents.** The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent,

representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. **Reimbursement of Personal Expenses.** Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. **Amendment.** The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. **Construction.** In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of October 1, 1998.

____
Robert Smelas, Secretary

Exhibit B-29

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

Secretary of State

Corporations Division
Suite 315, West Tower
2 Martin Luther King Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER: 9843526
EFFECTIVE DATE: 12/03/1998
COUNTY : FULTON
REFERENCE : 0045
PRINT DATE : 12/03/1998
FORM NUMBER : 311

DAVID A. FLANIGAN, JR.
THE LENOX BUILDING, STE. 1700
3399 PEACHTREE RD., N.E.
ATLANTA, GA 30326

CERTIFICATE OF INCORPORATION

I, Lewis A. Massey, the Secretary of State and the Corporation Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS ENTERPRISES OF SOUTH CAROLINA, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

Lewis A. Massey
Secretary of State

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS ENTERPRISES OF SOUTH CAROLINA, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews Enterprises of South Carolina, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 1800 Montreal Circle, Tucker, Georgia 30084.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or

proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. **Incorporator**. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

SECRETARY OF STATE
DEC 3 11 36 AM '98

BYLAWS

OF

R. S. ANDREWS ENTERPRISES OF SOUTH CAROLINA, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such

meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's

absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. Vacancies. A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. Place of Meetings. The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. Compensation of Directors. Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. Resignation. Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. Removal. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. Initial Meeting. Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these

Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. **Telephonic Participation.** Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. **Conduct of Meetings.** The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. **Action by Written Consent.** Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. **Executive Committee.** The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. **Executive Committee - Powers.** During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. **Executive Committee - Meetings.** The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. **Executive Committee - Alternate Members.** The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. **Other Committees.** The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. **Removal of Committee Members.** The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. **Election of Officers.** The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. **Compensation.** The salaries of the Officers of the Corporation shall be

fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. **Secretary.** The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. **Treasurer.** The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. **Controller.** The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. **Vacancy in Office.** In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. **Share Certificates.** The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the

Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent,

representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. **Reimbursement of Personal Expenses.** Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. **Amendment.** The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. **Construction.** In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of December 3, 1998.

C. Robert Smelas, Secretary

Exhibit B-29

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

Secretary of State

Corporations Division
Suite 315, West Tower
2 Martin Luther King Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER: 9843526
EFFECTIVE DATE: 12/03/1998
COUNTY : FULTON
REFERENCE : 0045
PRINT DATE : 12/03/1998
FORM NUMBER : 311

DAVID A. FLANIGAN, JR.
THE LENOX BUILDING, STE. 1700
3399 PEACHTREE RD., N.E.
ATLANTA, GA 30326

CERTIFICATE OF INCORPORATION

I, Lewis A. Massey, the Secretary of State and the Corporation Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS ENTERPRISES OF SOUTH CAROLINA, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

Lewis A. Massey
Secretary of State

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS ENTERPRISES OF SOUTH CAROLINA, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews Enterprises of South Carolina, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 1800 Montreal Circle, Tucker, Georgia 30084.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or

proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

SECRETARY OF STATE
DEC 3 11 36 AM '98

BYLAWS

OF

R. S. ANDREWS ENTERPRISES OF SOUTH CAROLINA, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such

meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's

absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. Vacancies. A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. Place of Meetings. The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. Compensation of Directors. Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. Resignation. Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. Removal. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. Initial Meeting. Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these

Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. **Telephonic Participation.** Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. **Conduct of Meetings.** The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. **Action by Written Consent.** Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. **Executive Committee.** The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. **Executive Committee - Powers.** During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. **Executive Committee - Meetings.** The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. **Executive Committee - Alternate Members.** The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. **Other Committees.** The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. **Removal of Committee Members.** The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. **Election of Officers.** The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. **Compensation.** The salaries of the Officers of the Corporation shall be

fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. **Secretary.** The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. **Treasurer.** The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. **Controller.** The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. **Vacancy in Office.** In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. **Share Certificates.** The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the

Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. **Shareholder Records.** The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. **Stock Transfer Books.** Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. **Shareholder Rights.** The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. **Transfer Agent.** The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. **Replacement Certificates.** Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent,

representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. **Reimbursement from Officers.** Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of December 3, 1998.

C. Robert Smelas, Secretary

Exhibit B-31

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

Secretary of State

Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER: K941118
EFFECTIVE DATE: 10/06/1999
COUNTY : FULTON
REFERENCE : 0093
PRINT DATE : 10/06/1999
FORM NUMBER : 311

DAVID A. FLANIGAN, JR.
#1700,3399 PEACHTREE RD.NE
ATLANTA, GA 30326

CERTIFICATE OF INCORPORATION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS OF CHATTANOOGA, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

Cathy Cox
Secretary of State

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF CHATTANOOGA, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Chattanooga, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

[signature]

David A. Flanigan, Jr., Incorporator

BYLAWS

OF

R. S. ANDREWS OF CHATTANOOGA, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the

records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting

forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. **Vacancies.** A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. **Place of Meetings.** The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. **Compensation of Directors.** Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. **Resignation.** Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. **Removal.** The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. **Initial Meeting.** Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. **Regular Meetings.** Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. **Special Meetings.** Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. **Waiver of Notice.** A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. **Quorum; Voting.** At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. **Telephonic Participation.** Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. **Conduct of Meetings.** The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or

in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings

shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board

of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust

companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders,

and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. **Annual Statements.** Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. **Appointment of Agents.** The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. **Indemnification.**

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined

in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred

by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of October 6, 1999.

C. Robert Smelas, Secretary

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER: K936338
EFFECTIVE DATE: 09/07/1999
COUNTY : FULTON
REFERENCE : 0077
PRINT DATE : 09/07/1999
FORM NUMBER : 311

DAVID A. FLANIGAN, JR.
STE 1700, THE LENOX BUILDING
3399 PEACHTREE RD. NE
ATLANTA, GA 30326

CERTIFICATE OF INCORPORATION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS OF FAIRFAX, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

Cathy Cox
Secretary of State

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF FAIRFAX, INC.

Article 1. **Name**. The name of the Corporation is R. S. Andrews of Fairfax, Inc.

Article 2. **State of Organization.** The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. **Capital Stock**. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. **Registered Office and Registered Agent.** The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. **Principal Office.** The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. **Initial Directors.** The initial Board of Directors shall consist of one (1) member.

Article 7. **Director's Liability.** No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. **Indemnification.** Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

BYLAWS

OF

R. S. ANDREWS OF FAIRFAX, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the

records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting

forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. Vacancies. A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. Place of Meetings. The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. Compensation of Directors. Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. Resignation. Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. Removal. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. Initial Meeting. Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. **Regular Meetings.** Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. **Special Meetings.** Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. **Waiver of Notice.** A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. **Quorum; Voting.** At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. **Telephonic Participation.** Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. **Conduct of Meetings.** The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or

in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings

shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board

of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust

companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders,

and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. **Annual Statements.** Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. **Appointment of Agents.** The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. **Indemnification.**

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined

in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred

by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of September 7, 1999.

C. Robert Smelas, Secretary

Exhibit B-35

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER: K934447
EFFECTIVE DATE: 08/23/1999
COUNTY : FULTON
REFERENCE : 0070
PRINT DATE : 08/23/1999
FORM NUMBER : 311

DAVID A. FLANIGAN, JR.
3399 PEACHTREE RD., N.E., SUITE 1700
THE LENOX BUILDING
ATLANTA, GA 30326

CERTIFICATE OF INCORPORATION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R.S. ANDREWS OF MARYLAND, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

Cathy Cox
Secretary of State

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF MARYLAND, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Maryland, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

SECRETARY OF STATE
AUG 23 10 18 AM '99
BSR (6)

Exhibit B-36

BYLAWS

OF

R. S. ANDREWS OF MARYLAND, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the

records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting

forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. **Vacancies.** A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. **Place of Meetings.** The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. **Compensation of Directors.** Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. **Resignation.** Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. **Removal.** The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. **Initial Meeting.** Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. **Regular Meetings.** Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. **Special Meetings.** Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. **Waiver of Notice.** A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. **Quorum; Voting.** At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. **Telephonic Participation.** Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. **Conduct of Meetings.** The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or

in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings

shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. **Executive Committee - Alternate Members.** The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. **Other Committees.** The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. **Removal of Committee Members.** The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. **Election of Officers.** The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. **Compensation.** The salaries of the Officers of the Corporation shall be fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. **Term, Removal, Resignation.** Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board

of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

<u>Section 5.04.</u> <u>Chairman of the Board.</u> The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

<u>Section 5.05.</u> <u>President.</u> When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

<u>Section 5.06.</u> <u>Vice Presidents.</u> The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

<u>Section 5.07.</u> <u>Secretary.</u> The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

<u>Section 5.08.</u> <u>Treasurer.</u> The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust

companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders,

and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined

in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred

by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of August 23, 1999.

C. Robert Smelas, Secretary

Secretary of State
Business Services and Regulation
Suite 315, West Tower
2 Martin Luther King Jr. Dr.
Atlanta, Georgia 30334-1530

Exhibit B-37
Great Plains Energy Incorporated
2001 Annual Report on Form U5S

DOCKET NUMBER : 932580562
CONTROL NUMBER: 8011482
EFFECTIVE DATE: 09/03/1993
REFERENCE : 0045
PRINT DATE : 09/15/1993
FORM NUMBER : 611

EARL B. BENSON, JR.
WILSON, STRICKLAND & BENSON, P.C.
1360 PEACHTREE ST. STE. 1100
ATLANTA GA 30309-3214

CERTIFICATE OF NAME CHANGE AMENDMENT

I, **MAX CLELAND**, Secretary of State and the Corporation Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS PLUMBING CO., INC.
A DOMESTIC PROFIT CORPORATION

has filed articles of amendment in the office of the Secretary of State changing its name to

R. S. ANDREWS SERVICES, INC.

and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said articles of amendment.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

STATE OF GEORGIA 1776

MAX CLELAND
SECRETARY OF STATE

VERLEY J. SPIVEY
DEPUTY SECRETARY OF STATE

ARTICLES OF AMENDMENT

R. S. ANDREWS PLUMBING CO., INC.

1.

The name of the corporation is:

R. S. ANDREWS PLUMBING CO., INC.

2.

The amendment adopted by the Board of Directors is to change the name of the corporation to:

R. S. ANDREWS SERVICES, INC.

2.

The Amendment to the Articles of Incorporation to change the name of the corporation was adopted by the unanimous consent of all of the Directors of R. S. ANDREWS PLUMBING CO., INC., dated July 30, 1993, in accordance with the provisions of O.C.G.A. §§ 14-2-1002(6) and 14-2-821. No shareholder action was required for the adoption of this name change.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed on its behalf and its corporate seal affixed and the foregoing attested all by its respective duly authorized officers on the 30 day of July, 1993.

R. Stephen Andrews
President

ATTEST:

Randy L. Burger, Sr.
Secretary

[Corporate Seal]

STATE OF GEORGIA

COUNTY OF DeKALB

THIS IS TO CERTIFY that I have this day forwarded to the publisher of the Decatur DeKalb News/Era the attached Notice of Change of Corporate Name for publication in the official legal organ of DeKalb County during two consecutive weeks together with cost of publication in the amount of $40.00.

This 30 day of July, 1993.

R. S. ANDREWS PLUMBING CO., INC.

By: [signature]
Randy L. Burger, Sr.
Secretary

Executed in the presence of:

[signature] 7/30/93
Notary Public
Notary Public, Gwinnett County, Georgia
My Commission Expires Jan. 18, 1997

Secretary of State
Business Services and Regulation
Suite 315, West Tower
2 Martin Luther King Jr. Dr.
Atlanta, Georgia 30334-1530

RESERVATION NUMBER	:	931880587
EFFECTIVE DATE	:	07/07/1993
EXPIRATION DATE	:	10/05/1993
LICENSE NO.	:	N/A
CONSENT ON FILE	:	N/A
PRINT DATE	:	07/08/1993
FORM NUMBER	:	506

LINDA H. AUTREY
WILSON, STRICKLAND & BENSON
1360 P'TREE ST BLDG 1 STE 1100
ATLANTA GA 30309

NAME RESERVATION CERTIFICATE

I, **MAX CLELAND**, Secretary of State and the Corporation Commissioner of the State of Georgia, do hereby certify under the seal of my office that the records of the Secretary of State have been reviewed and the name

R S ANDREWS ~~SERVICE COMPANY~~ SERVICES, INC.

is not identical to, and appears to be distinguishable from, the name of any other existing corporation, limited partnership or professional association on file pursuant to Title 14 of the Official Code of Georgia Annotated.

This certificate shall be valid for a nonrenewable period of ninety days from the date of this certificate for profit and nonprofit corporations, professional associations or limited partnerships. Please submit this original certificate with any subsequent formation filing for a corporation, limited partnership or professional association.

Name reservations are not renewable after expiration of the statutory reservation period stated above.

Max Cleland
MAX CLELAND
SECRETARY OF STATE

Verley J. Spivey
VERLEY J. SPIVEY
DEPUTY SECRETARY OF STATE

STATE OF GEORGIA
CONSTITUTION
WISDOM JUSTICE MODERATION
1776

SECURITIES	CEMETERIES	CORPORATIONS	CORPORATIONS HOT LINE
656-2894	656-3079	656-2817	404-656-2222
			Outside Metor-Atlanta

AMENDED AND RESTATED BYLAWS

OF

R.S. ANDREWS SERVICES, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Secretary one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Amended and Restated Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Amended and Restated Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Amended and Restated Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Amended and Restated Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. Vacancies. A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. Place of Meetings. The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. Compensation of Directors. Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. Resignation. Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. Removal. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. Initial Meeting. Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these Amended and Restated Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Amended and Restated Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. Telephonic Participation. Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Amended and Restated Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Amended and Restated Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep the such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signatures shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, if he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding.

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding (i) by or in the right of the Corporation in which said person was adjudged liable to the Corporation, or (ii) in which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) To the extent that a Director or Officer has been successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(e) Except as provided in paragraph (d) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if (i) the Director or Officer furnishes the Corporation a written affirmation of his good faith belief that he has met the standard of conduct set forth in Section 7.06(a), and (ii) the Director or Officer furnishes the Corporation a written undertaking to repay any advances if it is ultimately determined that he is not entitled to indemnification.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Amended and Restated Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Amended and Restated Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Amended and Restated Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Amended and Restated Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of September 1, 1995.

Peter J. Arvan, Secretary

Exhibit B-39
Great Plains Energy Incorporated
2001 Annual Report on Form U5S

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER: K944982
EFFECTIVE DATE: 11/02/1999
COUNTY : FULTON
REFERENCE : 0093
PRINT DATE : 11/02/1999
FORM NUMBER : 311

DAVID I. FLANIGAN
3399 PEACHTREE RD.,NE#1700
ATLANTA, GA 30326

CERTIFICATE OF INCORPORATION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS OF STUART II, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

Cathy Cox
Secretary of State

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF STUART II, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Stuart II, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

BYLAWS

OF

R. S. ANDREWS OF STUART II, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the

records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting

forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. **Vacancies.** A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. **Place of Meetings.** The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. **Compensation of Directors.** Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. **Resignation.** Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. **Removal.** The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. **Initial Meeting.** Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. **Regular Meetings.** Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. **Special Meetings.** Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. **Waiver of Notice.** A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. **Quorum; Voting.** At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. **Telephonic Participation.** Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. **Conduct of Meetings.** The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or

in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. **Action by Written Consent.** Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. **Executive Committee.** The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. **Executive Committee - Powers.** During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. **Executive Committee - Meetings.** The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings

shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board

of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust

companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders,

and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

<u>Section 6.03.</u> <u>Stock Transfer Books.</u> Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

<u>Section 6.04.</u> <u>Shareholder Rights.</u> The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

<u>Section 6.05.</u> <u>Transfer Agent.</u> The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

<u>Section 6.06.</u> <u>Replacement Certificates.</u> Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

<u>ARTICLE VII.</u> <u>MISCELLANEOUS</u>

<u>Section 7.01.</u> <u>Inspection of Books.</u> The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

<u>Section 7.02.</u> <u>Fiscal Year.</u> The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

<u>Section 7.03.</u> <u>Seal.</u> The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined

in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred

by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of November 2, 1999.

C. Robert Smelas, Secretary

Secretary of State

Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER: K930666
EFFECTIVE DATE: 07/26/1999
COUNTY : FULTON
REFERENCE : 0045
PRINT DATE : 07/26/1999
FORM NUMBER : 311

DAVID A. FLANIGAN, JR.
CHOREY, TAYLOR & FEIL, P.C.
3399 PEACHTREE RD., STE. 1700
ATLANTA, GA 30326

CERTIFICATE OF INCORPORATION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS OF TIDEWATER, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

Cathy Cox
Secretary of State

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF TIDEWATER, INC.

__Article 1__. __Name__. The name of the Corporation is R. S. Andrews of Tidewater, Inc.

__Article 2__. __State of Organization.__ The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

__Article 3.__ __Capital Stock__. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

__Article 4__. __Registered Office and Registered Agent.__ The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

__Article 5__. __Principal Office.__ The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

__Article 6__. __Initial Directors__. The initial Board of Directors shall consist of one (1) member.

__Article 7__. __Director's Liability.__ No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

__Article 8__. __Indemnification.__ Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

<u>Article 9</u>. <u>Incorporator</u>. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

BYLAWS

OF

R. S. ANDREWS OF TIDEWATER, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the

records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting

forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. **Vacancies.** A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. **Place of Meetings.** The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. **Compensation of Directors.** Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. **Resignation.** Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. **Removal.** The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. **Initial Meeting.** Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. Telephonic Participation. Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or

in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings

shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board

of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust

companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders,

and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. **Stock Transfer Books.** Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. **Shareholder Rights.** The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. **Transfer Agent.** The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. **Replacement Certificates.** Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. **Inspection of Books.** The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. **Fiscal Year.** The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. **Seal.** The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined

in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred

by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of July 26, 1999.

C. Robert Smelas, Secretary

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER	:	K941115
EFFECTIVE DATE	:	10/06/1999
COUNTY	:	FULTON
REFERENCE	:	0093
PRINT DATE	:	10/06/1999
FORM NUMBER	:	311

DAVID A. FLANIGAN, JR.
#1700,3399 PEACHTREE RD.NE
ATLANTA, GA 30326

CERTIFICATE OF INCORPORATION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS OF WILMINGTON, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

Cathy Cox
Secretary of State

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF WILMINGTON, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Wilmington, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

BYLAWS

OF

R. S. ANDREWS OF WILMINGTON, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the

records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting

forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. Vacancies. A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. Place of Meetings. The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. Compensation of Directors. Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. Resignation. Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. Removal. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. Initial Meeting. Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. **Regular Meetings.** Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. **Special Meetings.** Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. **Waiver of Notice.** A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. **Quorum; Voting.** At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. **Telephonic Participation.** Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. **Conduct of Meetings.** The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or

in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings

shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. **Executive Committee - Alternate Members.** The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. **Other Committees.** The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. **Removal of Committee Members.** The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. **Election of Officers.** The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. **Compensation.** The salaries of the Officers of the Corporation shall be fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. **Term, Removal, Resignation.** Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board

of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust

companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. **Controller.** The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. **Vacancy in Office.** In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. **Share Certificates.** The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. **Shareholder Records.** The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders,

and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. **Stock Transfer Books.** Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. **Shareholder Rights.** The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. **Transfer Agent.** The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. **Replacement Certificates.** Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. **Inspection of Books.** The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. **Fiscal Year.** The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. **Seal.** The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. **Annual Statements.** Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. **Appointment of Agents.** The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. **Indemnification.**

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined

in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred

by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of October 6, 1999.

C. Robert Smelas, Secretary

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF JONESBORO, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Jonesboro, Inc.

Article 2. **State of Organization.** The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. **Capital Stock**. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. **Incorporator.** The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

Exhibit B-46

BYLAWS

OF

R. S. ANDREWS OF JONESBORO, INC.

ARTICLE I. OFFICES

Section 1.01. **Registered Office and Agent.** The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. **Other Offices.** The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. **Place of Meetings.** All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. **Annual Meetings.** An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. **Special Meetings.** Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. **Notice of Meetings; Waiver of Notice.** Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the

records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

<u>Section 2.05.</u> **<u>Quorum; Adjournment of Meetings.</u>** The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

<u>Section 2.06.</u> **<u>Voting.</u>** At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

<u>Section 2.07.</u> **<u>Conduct of Meetings.</u>** The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

<u>Section 2.08.</u> **<u>Written Consents.</u>** Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting

forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. Vacancies. A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. Place of Meetings. The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. Compensation of Directors. Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. Resignation. Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. Removal. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. Initial Meeting. Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. Telephonic Participation. Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or

in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings

shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board

of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust

companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders,

and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. **Stock Transfer Books.** Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. **Shareholder Rights.** The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. **Transfer Agent.** The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. **Replacement Certificates.** Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. **Inspection of Books.** The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. **Fiscal Year.** The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. **Seal.** The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined

in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred

by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of November 8, 1999.

C. Robert Smelas, Secretary

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS ENTERPRISES OF VIRGINIA, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews Enterprises of Virginia, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "Co e").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 1800 Montreal Circle, Tucker, Georgia 30084.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or

proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

SECRETARY OF STATE
DEC 3 11 36 AM '98

Exhibit B-48

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

BYLAWS

OF

R. S. ANDREWS ENTERPRISES OF VIRGINIA, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such

meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. **Quorum; Adjournment of Meetings.** The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. **Voting.** At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. **Conduct of Meetings.** The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's

absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

<u>Section 3.02.</u> <u>Number and Term.</u> The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

<u>Section 3.03.</u> <u>Vacancies.</u> A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

<u>Section 3.04.</u> <u>Place of Meetings.</u> The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

<u>Section 3.05.</u> <u>Compensation of Directors.</u> Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

<u>Section 3.06.</u> <u>Resignation.</u> Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

<u>Section 3.07.</u> <u>Removal</u>. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

<u>Section 3.08.</u> <u>Initial Meeting.</u> Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these

Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

<u>Section 3.13.</u> **<u>Telephonic Participation.</u>** Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

<u>Section 3.14.</u> **<u>Conduct of Meetings.</u>** The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

<u>Section 3.15.</u> **<u>Action by Written Consent.</u>** Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

<u>Section 4.01.</u> **<u>Executive Committee.</u>** The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

<u>Section 4.02.</u> **<u>Executive Committee - Powers.</u>** During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

<u>Section 4.03.</u> <u>Executive Committee - Meetings.</u> The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

<u>Section 4.04.</u> <u>Executive Committee - Alternate Members.</u> The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

<u>Section 4.05.</u> <u>Other Committees.</u> The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

<u>Section 4.06.</u> <u>Removal of Committee Members.</u> The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

<u>Section 5.01.</u> <u>Election of Officers.</u> The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

<u>Section 5.02.</u> <u>Compensation.</u> The salaries of the Officers of the Corporation shall be

fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the

Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

<u>Section 6.02.</u> <u>Shareholder Records.</u> The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

<u>Section 6.03.</u> <u>Stock Transfer Books.</u> Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

<u>Section 6.04.</u> <u>Shareholder Rights.</u> The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

<u>Section 6.05.</u> <u>Transfer Agent.</u> The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

<u>Section 6.06.</u> <u>Replacement Certificates.</u> Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent,

representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

<u>Section 7.07.</u> <u>Reimbursement from Officers.</u> Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of December 3, 1998.

Robert Smelas, Secretary

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS ENTERPRISES OF TENNESSEE, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews Enterprises of Tennessee, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "Code").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 1800 Montreal Circle, Tucker, Georgia 30084.

Article 6. Initial Directors. The initial Board of Directors shall consist of five (5) members.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or

proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

OCT 1 10 30 AM '95
SECRETARY OF STATE

BYLAWS

OF

R. S. ANDREWS ENTERPRISES OF TENNESSEE, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such

meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's

absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. Vacancies. A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. Place of Meetings. The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. Compensation of Directors. Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. Resignation. Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. Removal. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. Initial Meeting. Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these

Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. Telephonic Participation. Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

<u>Section 4.03.</u> <u>Executive Committee - Meetings.</u> The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

<u>Section 4.04.</u> <u>Executive Committee - Alternate Members.</u> The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

<u>Section 4.05.</u> <u>Other Committees.</u> The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

<u>Section 4.06.</u> <u>Removal of Committee Members.</u> The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

<u>Section 5.01.</u> <u>Election of Officers.</u> The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

<u>Section 5.02.</u> <u>Compensation.</u> The salaries of the Officers of the Corporation shall be

fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the

Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent,

representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

<u>Section 7.07.</u> <u>Reimbursement from Officers.</u> Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of October 1, 1998.

Robert Smelas, Secretary

9719806 43

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

PREMIER SERVICE SYSTEMS, INC.

1.

The name of the Corporation is Premier Service Systems, Inc.

2.

The text of the Amended and Restated Articles of Incorporation of the Corporation is as follows:

Article 1. Name. The name of the Corporation is Premier Service Systems, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "Code").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Principal Office. The principal office of the Corporation shall be located at The Denmead Building at Marietta Station, 123 Church Street, Suite 210, Marietta, Georgia 30060.

Article 5. Director's Liability. No director shall have any personal liability to the Corporation or to its shareholders for monetary damages for breach of duty of care or other duty as a director, by reason of any act or omission occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) liabilities of a director imposed by Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 6. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

<u>Article 7</u>. <u>Action by Shareholders Without a Meeting</u>. Any action required or permitted by statute or by the Articles of Incorporation or Bylaws of the Corporation to be taken at a meeting of the shareholders of the Corporation may be taken without a meeting if a written consent, setting forth the action so taken, shall be signed by persons entitled to vote at a meeting those shares having sufficient voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take such action at a meeting at which all shareholders entitled to vote were present and voted.

3.

The Amended and Restated Articles of Incorporation of the Corporation contain amendments to the Articles of Incorporation of the Corporation requiring Shareholder approval.

4.

The Amended and Restated Articles of Incorporation of the Corporation were adopted and duly approved by the Board of Directors and the Shareholders of the Corporation, in accordance with the provisions of O.C.G.A. Section 14-2-1003, on April 10, 1997.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation this 23 day of April, 1997.

Robert S. Davis, President
Premier Service Systems, Inc.

Exhibit B-52

K627420
20141050

ARTICLES OF DISSOLUTION
OF
PREMIER SERVICE SYSTEMS, INC.

ARTICLE I

The name of the corporation is Premier Service Systems, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

PREMIER SERVICE SYSTEMS, INC.

Frank M. Chamberlain, Chief Executive Officer

CORPORATIONS DIVISION
2001 DEC 27 P 3:23
SECRETARY OF STATE

Exhibit B-53
Great Plains Energy Incorporated
2001 Annual Report on Form U5S

BYLAWS
OF
PREMIER SERVICE SYSTEMS, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Secretary one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

<u>Section 2.08.</u> <u>Written Consents.</u> Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

<u>Section 2.09.</u> <u>Inspectors of Election.</u> All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

<u>Section 2.10.</u> <u>Record Date.</u> The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

<u>ARTICLE III.</u> <u>BOARD OF DIRECTORS</u>

<u>Section 3.01.</u> <u>Authority.</u> Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

<u>Section 3.02.</u> <u>Number and Term.</u> The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

<u>Section 3.03.</u> <u>Vacancies.</u> A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

<u>Section 3.04.</u> <u>Place of Meetings.</u> The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

<u>Section 3.05.</u> <u>Compensation of Directors.</u> Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

<u>Section 3.06.</u> <u>Resignation.</u> Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

<u>Section 3.07.</u> <u>Removal</u>. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

<u>Section 3.08.</u> <u>Initial Meeting.</u> Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these

Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. Telephonic Participation. Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be

fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the

Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signatures shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of August 27, 1996.

Marola C. Robison, Secretary

ARTICLES OF INCORPORATION

OF

RSA SERVICES OF FLORIDA, INC.

Article 1. **Name**. The name of the Corporation is RSA Services of Florida, Inc.

Article 2. **State of Organization.** The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. **Capital Stock**. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. **Registered Office and Registered Agent.** The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. **Principal Office**. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. **Initial Directors.** The initial Board of Directors shall consist of one (1) member.

Article 7. **Director's Liability.** No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. **Indemnification**. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

____

David A. Flanigan, Jr., Incorporator

K950828
20141048

Exhibit B-55

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

ARTICLES OF DISSOLUTION
OF
RSA SERVICES OF FLORIDA, INC.

ARTICLE I

The name of the corporation is RSA Services of Florida, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

RSA SERVICES OF FLORIDA, INC.

Frank M. Chamberlain, Chief Executive Officer

CORPORATIONS DIVISION
2001 DEC 27 P 3:24
SECRETARY OF STATE

AO 660229.1

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF DESOTO, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of DeSoto, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. **Incorporator.** The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

K948448
20141063
Exhibit B-57

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

ARTICLES OF DISSOLUTION OF

R. S. ANDREWS OF DESOTO, INC.

ARTICLE I

The name of the corporation is R. S. Andrews of Desoto, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

R. S. ANDREWS OF DESOTO, INC.

Frank M. Chamberlain, Chief Executive Officer

AO 660210.1

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF FLORIDA, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Florida, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF GRAPEVINE, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Grapevine, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. **Incorporator**. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

SECRETARY OF STATE
SEP 10 11 09 AM '99

K936960
20141059

Exhibit B-60

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

ARTICLES OF DISSOLUTION
OF

R. S. ANDREWS OF GRAPEVINE, INC.

ARTICLE I

The name of the corporation is R. S. Andrews of Grapevine, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

R. S. ANDREWS OF GRAPEVINE, INC.

Frank M. Chamberlain, Chief Executive Officer

CORPORATIONS DIVISION

2001 DEC 27 P 3: 19

SECRETARY OF STATE

ARTICLES OF INCORPORATION

OF

R.S. ANDREWS HOME WARRANTY OF FLORIDA, INC.

Article 1. Name. The name of the Corporation is R.S. Andrews Home Warranty of Florida, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the **"Code"**).

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at R.S. Andrews Enterprises, Inc., 3510 DeKalb Technology Parkway, Atlanta, DeKalb County, Georgia 30340. The initial registered agent of the Corporation at such address shall be James A. Tramonte.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 DeKalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-282 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the

Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonable incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is James A. Tramonte, R.S. Andrews Enterprises, Inc., 3510 DeKalb Technology Parkway, Atlanta, Georgia 30340.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

James A. Tramonte, Incorporator

SECRETARY OF STATE
MAR 21 2 59 PM '00
BSR (4)

0013977
20141057

Exhibit B-62

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

ARTICLES OF DISSOLUTION
OF

R. S. ANDREWS HOME WARRANTY OF FLORIDA, INC.

ARTICLE I

The name of the corporation is R. S. Andrews Home Warranty of Florida, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

R. S. ANDREWS HOME WARRANTY OF FLORIDA, INC.

CORPORATIONS DIVISION
2001 DEC 27 P 3:20
SECRETARY OF STATE

Frank M. Chamberlain, Chief Executive Officer

AO 660207.1

ARTICLES OF INCORPORATION

OF

R.S. ANDREWS HOME WARRANTY OF TEXAS, INC.

Article 1. **Name.** The name of the Corporation is R.S. Andrews Home Warranty of Texas, Inc.

Article 2. **State of Organization.** The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. **Capital Stock.** The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. **Registered Office and Registered Agent.** The initial registered office of the Corporation shall be at R.S. Andrews Enterprises, Inc., 3510 DeKalb Technology Parkway, Atlanta, DeKalb County, Georgia 30340. The initial registered agent of the Corporation at such address shall be James A. Tramonte.

Article 5. **Principal Office.** The initial principal office of the Corporation shall be at 3510 DeKalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. **Initial Directors.** The initial Board of Directors shall consist of one (1) member.

Article 7. **Director's Liability.** No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-282 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. **Indemnification.** Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the

Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonable incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is James A. Tramonte, R.S. Andrews Enterprises, Inc., 3510 DeKalb Technology Parkway, Atlanta, Georgia 30340.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

James A. Tramonte, Incorporator

JUL 6 2 08 PM '00

SECRETARY OF STATE

0030661
20141055
Exhibit B-64

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

ARTICLES OF DISSOLUTION
OF

R. S. ANDREWS HOME WARRANTY OF TEXAS, INC.

ARTICLE I

The name of the corporation is R. S. Andrews Home Warranty of Texas, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

R. S. ANDREWS HOME WARRANTY OF TEXAS, INC.

CORPORATIONS DIVISION
2001 DEC 27 P 3:21
SECRETARY OF STATE

Frank M. Chamberlain, Chief Executive Officer

C:\NrPortbl\AO\SMLEWISBERRY\661959_1.DOC

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF ORLANDO, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Orlando, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

K936336
20141052

Exhibit B-66

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

ARTICLES OF DISSOLUTION
OF
R. S. ANDREWS OF ORLANDO, INC.

ARTICLE I

The name of the corporation is R. S. Andrews of Orlando, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

R. S. ANDREWS OF ORLANDO, INC.

Frank M. Chamberlain, Chief Executive Officer

CORPORATIONS DIVISION
2001 DEC 27 P 3:22
SECRETARY OF STATE

AO 660215.1

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF PALM BEACH, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Palm Beach, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

[signature]

David A. Flanigan, Jr., Incorporator

SECRETARY OF STATE

OCT 13 11 34 AM '99

Exhibit B-68

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

BYLAWS

OF

R. S. ANDREWS OF PALM BEACH, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the

records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

<u>Section 2.05.</u> <u>**Quorum; Adjournment of Meetings.**</u> The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

<u>Section 2.06.</u> <u>**Voting.**</u> At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

<u>Section 2.07.</u> <u>**Conduct of Meetings.**</u> The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

<u>Section 2.08.</u> <u>**Written Consents.**</u> Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting

forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. Vacancies. A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. Place of Meetings. The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. Compensation of Directors. Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. Resignation. Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. Removal. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. Initial Meeting. Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. Telephonic Participation. Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or

in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings

shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board

of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust

companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders,

and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined

in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred

by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of October 13, 1999.

C. Robert Smelas, Secretary

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF SACRAMENTO, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Sacramento, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. **Incorporator.** The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

K948447
20141046

Exhibit B-70

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

ARTICLES OF DISSOLUTION
OF

R. S. ANDREWS OF SACRAMENTO, INC.

ARTICLE I

The name of the corporation is R. S. Andrews of Sacramento, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

R. S. ANDREWS OF SACRAMENTO, INC.

Frank M. Chamberlain, Chief Executive Officer

CORPORATIONS DIVISION
2001 DEC 27 P 3:25
SECRETARY OF STATE

AO 660217.1

Exhibit B-71

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS SHOWCASE OF ATLANTA, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews Showcase of Atlanta, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

<u>Article 9</u>. <u>Incorporator</u>. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

K942492
20141044

Exhibit B-72

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

ARTICLES OF DISSOLUTION
OF

R. S. ANDREWS SHOWCASE OF ATLANTA, INC.

ARTICLE I

The name of the corporation is R. S. Andrews Showcase of Atlanta, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

R. S. ANDREWS SHOWCASE OF ATLANTA, INC.

CORPORATIONS DIVISION
2001 DEC 27 P 3: 25
SECRETARY OF STATE

Frank M. Chamberlain, Chief Executive Officer

AO 660226.1

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF FLORIDA, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Florida, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

BYLAWS

OF

R. S. ANDREWS OF FLORIDA, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the

records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting

forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. Vacancies. A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. Place of Meetings. The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. Compensation of Directors. Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. Resignation. Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. Removal. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. Initial Meeting. Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

<u>Section 3.09.</u> <u>Regular Meetings.</u> Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

<u>Section 3.10.</u> <u>Special Meetings.</u> Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

<u>Section 3.11.</u> <u>Waiver of Notice.</u> A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

<u>Section 3.12.</u> <u>Quorum; Voting.</u> At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

<u>Section 3.13.</u> <u>Telephonic Participation.</u> Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

<u>Section 3.14.</u> <u>Conduct of Meetings.</u> The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or

in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

<u>Section 3.15.</u> <u>**Action by Written Consent.**</u> Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

<u>Section 4.01.</u> <u>**Executive Committee.**</u> The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

<u>Section 4.02.</u> <u>**Executive Committee - Powers.**</u> During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

<u>Section 4.03.</u> <u>**Executive Committee - Meetings.**</u> The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings

shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board

of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust

companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders,

and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. **Annual Statements.** Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. **Appointment of Agents.** The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. **Indemnification.**

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that be is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined

in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred

by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of July 30, 1999.

C. Robert Smelas, Secretary

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

DOCKET NUMBER	: [illegible]
CONTROL NUMBER	: K948446
DATE INC/AUTH/FILED	: 11/29/1999
JURISDICTION	: GEORGIA
PRINT DATE	: 04/24/2002
FORM NUMBER	: 215

CORPORATION SERVICE COMPANY
SHEILA PITTARD
1201 HAYS ST.
TALLAHASSEE, FL 32301

CERTIFIED COPY

I, Cathy Cox, the Secretary of State of the State of Georgia, do hereby certify under the seal of my office that the attached documents are true and correct copies of documents filed under the name of

R. S. ANDREWS OF GRAND PRAIRIE, INC.
A DOMESTIC PROFIT CORPORATION

Said entity was formed in the jurisdiction set forth above and has filed in the Office of Secretary of State on the date set forth above its certificate of limited partnership, articles of incorporation, articles of association, articles of organization or application for certificate of authority to transact business in Georgia.

This certificate is issued pursuant to Title 14 of the Official Code of Georgia Annotated and is prima-facie evidence of the existence or nonexistence of the facts stated herein.

STATE OF GEORGIA 1776

Cathy Cox
Secretary of State

Secretary of State

Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

DOCKET NUMBER : 020141060
CONTROL NUMBER: K948446
EFFECTIVE DATE: 12/27/2001
REFERENCE : 0048
PRINT DATE : 01/14/2002
FORM NUMBER : 116

SUTHERLAND, ASBILL & BRENNAN
LEIGH GARNER
999 PEACHTREE STREET, N.E.
ATLANTA, GA 303093996

CERTIFICATE OF NOTICE OF INTENT TO DISSOLVE

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS OF GRAND PRAIRIE, INC.
A DOMESTIC PROFIT CORPORATION

has filed a notice of intent to dissolve in the Office of the Secretary of State and has paid the required fees pursuant to Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said notice of intent to dissolve.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

STATE OF GEORGIA 1776

Cathy Cox
Secretary of State

N748446
20141060

NOTICE OF INTENT TO DISSOLVE

R. S. ANDREWS OF GRAND PRAIRIE, INC..

To the Secretary of State
of the State of Georgia

Pursuant to Section 14-2-1403 of the Georgia Business Corporation Code the "Code"), the undersigned corporation submits the following Notice of Intent to Dissolve:

1.

The name of the corporation is R. S. Andrews of Grand Prairie, Inc. (the "Corporation").

2.

The dissolution was authorized on December 29, 2001, to be effective upon filing.

3.

Dissolution was duly approved by the shareholders in accordance with Section 14-2-1402 of the Code by shareholder written consent dated December 29, 2001.

4.

A request for publication of notice of intent to voluntarily dissolve the Corporation and payment therefore will be made as required by Section 14-2-1403 of the Code.

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation has executed this Notice of Intent to Dissolve on this 31 day of December, 2001.

R. S. ANDREWS OF GRAND PRAIRIE, INC.

Frank M. Chamberlain, Chief Executive Officer

CORPORATIONS DIVISION
2001 DEC 27 P 3 18
SECRETARY OF STATE

Secretary of State

Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

DOCKET NUMBER : 020141061
CONTROL NUMBER: K948446
EFFECTIVE DATE: 12/27/2001
REFERENCE : 0048
PRINT DATE : 01/14/2002
FORM NUMBER : 0113

SUTHERLAND, ASBILL & BRENNAN
LEIGH GARNER
999 PEACHTREE STREET, N.E.
ATLANTA, GA 303093996

CERTIFICATE OF DISSOLUTION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS OF GRAND PRAIRIE, INC.
A DOMESTIC PROFIT CORPORATION

has been duly dissolved under the laws of the State of Georgia by the filing of articles of dissolution in the Office of the Secretary of State and by the paying of fees as required by Title 14 of the Official Code of Georgia Annotated and the Rules and Regulations promulgated thereunder. Attached hereto is a true and correct copy of said articles of dissolution.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

Cathy Cox
Secretary of State

20141061

ARTICLES OF DISSOLUTION
OF
R. S. ANDREWS OF GRAND PRAIRIE, INC.

ARTICLE I

The name of the corporation is R. S. Andrews of Grand Prairie, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

R. S. ANDREWS OF GRAND PRAIRIE, INC.

Frank M. Chamberlain, Chief Executive Officer

CORPORATIONS DIVISION

2001 DEC 21 P 3:18

SECRETARY OF STATE

AO 060212.1

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER: K948446
EFFECTIVE DATE: 11/29/1999
COUNTY : FULTON
REFERENCE : 0045
PRINT DATE : 11/29/1999
FORM NUMBER : 311

DAVID A. FLANIGAN, JR.
3399 PEACHTREE RD.
SUITE 1700
ATLANTA, GA 30326

CERTIFICATE OF INCORPORATION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS OF GRAND PRAIRIE, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

STATE OF GEORGIA 1776

Cathy Cox
Cathy Cox
Secretary of State

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF GRAND PRAIRIE, INC.

Article 1. **Name**. The name of the Corporation is R. S. Andrews of Grand Prairie, Inc.

Article 2. **State of Organization**. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. **Capital Stock**. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. **Registered Office and Registered Agent**. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. **Principal Office**. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. **Initial Directors**. The initial Board of Directors shall consist of one (1) member.

Article 7. **Director's Liability.** No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. **Indemnification**. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

SECRETARY OF STATE
Nov 23 11 41 AM '93

CATHY COX
Secretary of State

OFFICE OF SECRETARY OF STATE
CORPORATIONS DIVISION
Suite 315, West Tower, 2 Martin Luther King Jr., Drive
Atlanta, Georgia 30334-1530
(404) 656-2817
Registered agent, officer, entity status information on the Internet
http://www.sos.state.ga.us

ROBERT RAY, JR.
Assistant Secretary of State - Operations

WARREN H. RARY
Director

TRANSMITTAL INFORMATION
GEORGIA PROFIT OR NONPROFIT CORPORATIONS

DO NOT WRITE IN SHADED AREA - SOS USE ONLY

DOCKET #	K9333O5O3	PENDING #	P306017	CONTROL #	K948446
DOCKET CODE	311	DATE FILED	11-29-99	AMOUNT RECEIVED	160.00
CHECK/RECEIPT #	Garret	TYPE CODE	DP	EXAMINER	45
JURISDICTION (COUNTY) CODE	060				

NOTICE TO APPLICANT : PRINT PLAINLY OR TYPE REMAINDER OF THIS FORM.

1. K9333O493
Corporate Name Reservation Number

R. S. Andrews of Grand Prairie, Inc.
Corporate Name

2. David A. Flanigan, Jr. — (404) 841-3200
Applicant/Attorney — Telephone Number

3399 Peachtree Road, NE, Suite 1700
Address

Atlanta — GA — 30326
City — State — Zip Code

3. I understand that the information on this form will be entered in the Secretary of State business registration database. I certify that a Notice of Incorporation or Notice of Intent to Incorporate with a publishing fee of $40.00 has been or will be mailed or delivered to the authorized newspaper as required by law.
Mail or deliver to the Secretary of State, at the above address, the following:

1) This transmittal form
2) The original and one copy of the Articles of Incorporation
3) A filing fee of $60.00 payable to Secretary of State.

[signature] — 11/29/99
Authorized Signature — Date

FILING FEES ARE NON - REFUNDABLE

FORM 227

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF STUART I, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Stuart I, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

SECRETARY OF STATE
NOV 2 1 57 PM '99

K944976
20141042

Exhibit B-77

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

ARTICLES OF DISSOLUTION
OF

R. S. ANDREWS OF STUART I, INC.

ARTICLE I

The name of the corporation is R. S. Andrews of Stuart I, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

R. S. ANDREWS OF STUART I, INC.

Frank M. Chamberlain, Chief Executive Officer

CORPORATIONS DIVISION

2001 DEC 27 P 3: 26

SECRETARY OF STATE

AO 660218.1

Exhibit B-78

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

BYLAWS

OF

R.S. ANDREWS OF STUART I, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meeting of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or is a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of

Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

__Section 2.08.__ __**Written Consents.**__ Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

__Section 2.09.__ __**Inspectors of Election.**__ All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

__Section 2.10.__ __**Record Date.**__ The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action , and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

__ARTICLE III.__ __BOARD OF DIRECTORS__

__Section 3.01.__ __**Authority.**__ Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. **Number and Term.** The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. **Vacancies.** A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. **Place of Meetings.** The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. **Compensation of Directors.** Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. **Resignation.** Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. **Removal.** The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. **Initial Meeting.** Each newly elected Board of Directors shall meet (I) at the place and time which shall have been determined, in accordance with the provisions of these Bylaws, for the holding of the regular meeting of the Board of

Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting of the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by person delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. Telephonic Participation. Directors may participate in meetings of the Board of Directors through use of conference telephone or minilar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee – Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. **Executive Committee – Meetings.** The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. **Executive Committee – Alternate Members.** The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. **Other Committees.** The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. **Removal of Committee Members.** The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. **Election of Officers.** The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: A Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistance Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. **Compensation.** The salaries of the Officers of the Corporation shall be fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, and such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as thought the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys'fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to be best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorney' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) on this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

<u>Section 7.07.</u> <u>Reimbursement from Officers.</u> Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment

expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended an new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of this 2nd day of November, 1999.

R. Stephen Andrews – Director

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS ENTERPRISES OF TOPEKA, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews Enterprises of Topeka, Inc.

Article 2. **State of Organization.** The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. **Registered Office and Registered Agent.** The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 1800 Montreal Circle, Tucker, Georgia 30084.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. **Indemnification.** Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

K903474
20141039

Exhibit B-80

ARTICLES OF DISSOLUTION
OF

R. S. ANDREWS ENTERPRISES OF TOPEKA, INC.

ARTICLE I

The name of the corporation is R. S. Andrews Enterprises of Topeka, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

R. S. ANDREWS ~~ENTERPRISES~~ OF TOPEKA, INC.

Frank M. Chamberlain, President

SECRETARY OF STATE
2001 DEC 21 P 3: 27
CORPORATIONS DIVISION

AO 660221.1

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS OF VERO BEACH, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews of Vero Beach, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

K947652
20141037
Exhibit B-82

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

ARTICLES OF DISSOLUTION
OF

R. S. ANDREWS OF VERO BEACH, INC.

ARTICLE I

The name of the corporation is R. S. Andrews of Vero Beach, Inc. (the "Corporation")

ARTICLE II

A notice of Intent to Dissolve the Corporation was filed with the Secretary of State of Georgia on December 31, 2001. The Notice of Intent to Dissolve has not been revoked.

ARTICLE III

All known debts, liabilities and obligations of the Corporation have been paid and discharged or adequate provision has been made therefore.

ARTICLE IV

All remaining property and assets of the Corporation have been distributed to its shareholders or adequate provision has been made therefore or such property and assets have been deposited with the Department of Administrative Services as provided in Section 14-2-1440 of the Georgia Business Corporation Code.

ARTICLE V

There are no actions pending against the Corporation in any court or adequate provision has been made for the satisfaction of any judgment, order or decree which may be entered against the Corporation in any pending action.

IN WITNESS WHEREOF, the undersigned authorized officer has executed these Articles of Dissolution this 31 day of December, 2001.

R. S. ANDREWS OF VERO BEACH, INC.

Frank M. Chamberlain, Chief Executive Officer

CORPORATIONS DIVISION
2001 DEC 27 P 3:28
SECRETARY OF STATE

AO 660224.1

State of Missouri

Rebecca McDowell Cook, Secretary of State

Corporations Division
P.O. Box 778, Jefferson City, MO 65102

James C. Kirkpatrick State Information Center
600 W. Main Street, Rm 322, Jefferson City, MO 65101

Statement of Change in Number of Directors

Sections 351.055(6), 351.085.1(4) and 351.315.3 RSMo

No filing fee – File one copy

Corporate Charter No. 372880

1. The name of the Corporation is KLT Inc.

2. Effective 02/29/2000 (month/day/year), the number of persons constituting its board of directors was changed from four to six.

Signature	Printed Name	Title	Date
[signature]	Mark G. English,	Vice President and General Counsel	March 1, 2000

Form 61B
8/99

State of Missouri

Rebecca McDowell Cook, Secretary of State

Corporation Division

Statement of Change of Registered Agent or Registered Office

1. The filing fee for this change is $10.00. Change must be filed in DUPLICATE.
2. P.O. Box may only be used in conjunction with Street, Route or Highway.
3. Agent and address must be in the State of Missouri.
4. If a corporation, officers (president or vice president and secretary or assistant secretary) must sign, and president's or vice president's signature must be notarized.
5. If limited partnership, general partner must sign and have their signature notarized.

FEB 02 1998 Charter No. 372880

The undersigned corporation or limited partnership, organized under and existing under the laws of the State of MISSOURI for the purpose of changing its registered agent "The General and Business Corporation Act of Missouri," or the "Missouri Uniform Limited Partnership Law," represents that:

(1) The name of the corporation/ltd. partnership is:

KLT INC.

(2) The name of the registered agent before this change is:

MARK ENGLISH

(3) The name of the new registered agent is: Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company

(4) The address, including street number, if any, of its registered office before this change is:

1201 WALNUT KANSAS CITY, MO 64106

(5) Its registered office (including street number, if an change is to be made) is hereby CHANGED TO:

222 East Dunklin Street Jefferson City, MO 65101

(6) The address of its registered office and the address of the business office of its registered agent, as changed will be identical.

(7) Such change was authorized by resolution duly adopted by the board of directors of the corporation or by the limited partnership.

IN WITNESS WHEREOF, the undersigned corporation or limited partnership has caused this report to be executed in its name by its President or Vice President of the corporation. or General Partner of the limited partnership, and attested to by its assistant secretary if a corporation on the 22 day of January, 19 98.

KLT INC.
Name of corporation or limited partnership

(CORPORATE SEAL)
If no seal, state "none"

By [signature]
President or Vice President of corporation
or
General Partner of limited partnership

Attest: [signature]
Secretary or Assistant Secretary of corporation

FILED
FEB 02 1998
[signature]
SECRETARY OF STATE

State of Missouri
County of Jackson } ss.

I, Carol Sivils, a Notary Public, do hereby certify that on the 22nd day of January, 19 98, personally appeared before me David M. McCoy who declares he/she is the President or Vice President of the corporation, or a General Partner of the limited partnership, executing the foregoing document, and being first duly sworn, acknowledged that he/she signed the foregoing document in the capacity therein set forth and declared that the statements therein contained are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal the day and year before written.

(Notarial Seal)
CAROL SIVILS
NOTARY SEAL
NOTARY PUBLIC

[signature]
Notary Public

My commission expires
CAROL SIVILS
Notary Public - State of Missouri
~~Commissioned in Clay County~~
My Commission Expires June 15, 1999

No. 00372880

STATE OF MISSOURI

SEAL OF THE SECRETARY OF STATE MISSOURI

Rebecca McDowell Cook
Secretary of State

CORPORATION DIVISION
CERTIFICATE OF AMENDMENT

WHEREAS,

KLT INC.

A CORPORATION ORGANIZED UNDER THE GENERAL AND BUSINESS CORPORATION LAW HAS DELIVERED TO ME A CERTIFICATE OF AMENDMENT OF ITS ARTICLES OF INCORPORATION AND HAS IN ALL RESPECTS COMPLIED WITH THE REQUIREMENTS OF LAW GOVERNING THE AMENDMENT OF ARTICLES OF INCORPORATION UNDER THE GENERAL BUSINESS CORPORATION LAW, AND THAT THE ARTICLES OF INCORPORATION OF SAID CORPORATION ARE AMENDED IN ACCORDANCE THEREWITH.

IN TESTIMONY WHEREOF, I HAVE SET MY HAND AND IMPRINTED THE GREAT SEAL OF THE STATE OF MISSOURI, ON THIS, THE 13TH DAY OF DECEMBER, 1996.

THE GREAT SEAL OF THE STATE OF MISSOURI
UNITED WE STAND DIVIDED WE FALL
SALUS POPULI SUPREMA LEX ESTO
MDCCCXX

Rebecca McDowell Cook

Secretary of State

$90.00

CERTIFICATE OF AMENDMENT
TO
KLT INC.'S
ARTICLES OF INCORPORATION

This certificate is hereby filed on behalf of KLT Inc., Charter No. 372880.

Kansas City Power & Light Company, the sole shareholder of KLT Inc. which currently owns all of the 61,000 outstanding shares of KLT Inc. adopted the following amendment to KLT Inc.'s Articles of Corporation on December 10, 1996:

> The aggregate number of shares which the Corporation shall have the authority to issue shall be Two Hundred Fifty Thousand (250,000) shares of common stock, all of which are without par value.

IN WITNESS WHEREOF, KLT Inc. has caused this Certificate to be signed and verified by Ronald G. Wasson, its President, and countersigned by Janée C. Rosenthal, its Corporate Secretary, all on this 10th day of December, 1996.

KLT Inc.

RGWasson
Ronald G. Wasson
President

Janée C Rosenthal
Janée C. Rosenthal
Corporate Secretary

FILED AND CERTIFICATE
ISSUED
DEC 13 1996
Rebecca McDowell Cook
SECRETARY OF STATE

STATE OF MISSOURI)
)
COUNTY OF JACKSON)

I, Vickie L. Flores, a Notary Public, do hereby certify that on this 10th day of December, 1996, personally appeared before me Ronald G. Wasson, who, being by me first duly sworn, declared that he is President of KLT Inc., that he signed the foregoing document as President of the Corporation, and that the statements therein contained are true.

Vickie L. Flores
Notary Public in and for the State of Missouri, County of Clay

My commission expires
May 29, 2000

VICKIE L FLORES
NOTARY PUBLIC STATE OF MISSOURI
CLAY COUNTY
MY COMMISSION EXP. MAY 29,2000

No. 00372880

STATE OF MISSOURI

ROY D. BLUNT

SECRETARY OF STATE

CORPORATION DIVISION

CERTIFICATE OF INCORPORATION

WHEREAS, DUPLICATE ORIGINALS OF ARTICLES OF INCORPORATION OF

KLT INC.

HAVE BEEN RECEIVED AND FILED IN THE OFFICE OF THE SECRETARY OF STATE, WHICH ARTICLES, IN ALL RESPECTS, COMPLY WITH THE REQUIREMENTS OF THE GENERAL AND BUSINESS CORPORATION LAW;

NOW, THEREFORE, I, ROY D. BLUNT, SECRETARY OF STATE OF THE STATE OF MISSOURI, BY VIRTUE OF THE AUTHORITY VESTED IN ME BY LAW, DO HEREBY CERTIFY AND DECLARE THIS ENTITY A BODY CORPORATE, DULY ORGANIZED THIS DATE AND THAT IT IS ENTITLED TO ALL RIGHTS AND PRIVILEGES GRANTED CORPORATIONS ORGANIZED UNDER THE GENERAL AND BUSINESS CORPORATION LAW.

IN TESTIMONY WHEREOF, I HAVE SET MY HAND AND IMPRINTED THE GREAT SEAL OF THE STATE OF MISSOURI, ON THIS, THE 4TH DAY OF NOVEMBER, 1992.

Roy D. Blunt

Secretary of State

$98.00

State of Missouri . . . Office of Secretary of State

ROY D. BLUNT, Secretary of State

Articles of Incorporation

(To be submitted in duplicate by an attorney or an incorporator.)

FILED AND CERTIFICATE OF INCORPORATION ISSUED

NOV 04 1992

Roy D. Blunt

HONORABLE ROY D. BLUNT
SECRETARY OF STATE
STATE OF MISSOURI
P.O. BOX 778
JEFFERSON CITY, MO 65102

The undersigned natural person(s) of the age of eighteen years or more for the purpose of forming a corporation under The General and Business Corporation Law of Missouri adopt the following Articles of Incorporation:

ARTICLE ONE

The name of the corporation is: KLT Inc.

ARTICLE TWO

The address, including street and number, if any, of the corporation's initial registered office in this state is:

1201 Walnut, Kansas City, MO 64106

and the name of its initial agent at such address is: Janée Rosenthal

ARTICLE THREE

The aggregate number, class and par value, if any, of shares which the corporation shall have authority to issue shall be:

The aggregate number of shares which the Corporation shall have the authority to issue shall be One Hundred Twenty Thousand (120,000) shares of common stock, all of which are without par value.

The preferences, qualifications, limitations, restrictions, and the special or relative rights, including convertible rights, if any, in respect to the shares of each class are as follows:

There shall be no preferences, qualifications, limitations, restrictions, or special or relative rights, including convertible rights, in respect to the shares herein authorized.

ARTICLE FOUR

The extent, if any, to which the preemptive right of a shareholder to acquire additional shares is limited or denied.

No holder of outstanding shares of any class shall have any preemptive right to subscribe for or acquire shares of stock or any securities of any kind issued by the Corporation.

ARTICLE FIVE

The name and place of residence of each incorporator is as follows:

Name	*Street*	*City*
Samuel P. Cowley	2427 W. 63rd Street	Shawnee Mission, KS 66208

ARTICLE SIX

(Designate which and complete the applicable paragraph.)

☒ The number of directors to constitute the first board of directors is three(3). Thereafter the number of directors shall be fixed by, or in the manner provided by the bylaws. Any changes in the number will be reported to the Secretary of State within thirty calendar days of such change.

OR

☐ The number of directors to constitute the board of directors is ________. (The number of directors to constitute the board of directors must be stated herein if there are to be less than three directors. The persons to constitute the first board of directors may, but need not, be named.)

The names of the members of the first Board of Directors are as follows:

B. J. Beaudoin
S. P. Cowley
R. G. Wasson

ARTICLE SEVEN

The duration of the corporation is perpetual.

ARTICLE EIGHT

The corporation is formed for the following purposes:

The Corporation is organized to engage in any lawful purpose.

ARTICLE NINE

Except as otherwise specifically provided by statute, all powers of management and direct control of the Corporation shall be vested in the Board of Directors.

The Board of Directors shall have power to make, and from time to time repeal, amend and alter the Bylaws of the Corporation; provided, however, that the paramount power to repeal, amend and alter the Bylaws or to adopt new bylaws, shall always be vested in the shareholders, which power may be exercised by a vote of a majority thereof present at any annual or special meeting of the shareholders, and the directors thereafter have no power to suspend, repeal, or amend or otherwise alter any bylaws or portion thereof so enacted by the shareholders, unless the shareholders in enacting such bylaws or portion thereof shall otherwise provide.

IN WITNESS WHEREOF, these Articles of Incorporation have been signed this 3rd day of November, 19 92.

Samuel P. Cowley, Incorporator

State of Missouri
County of Jackson } ss

I, Janeé C. Rosenthal, a Notary Public, do hereby certify that on this 3rd day of November, 19 92, personally appeared before me, Samuel P. Cowley (and ____________,)

who being by me first duly sworn, (severally) declared that he is (they are) the person(s) who signed the foregoing document as incorporator(s), and that the statements therein contained are true.

NOTARIAL SEAL

Janée C Rosenthal
Notary Public

My commission expires February 25, 1995

JANEE C. ROSENTHAL
NOTARY PUBLIC STATE OF MISSOURI
CLAY COUNTY
MY COMMISSION EXP. FEB 25, 1995

NOV 1992

Roy D. Blunt

KLT INC.

BYLAWS

AS AMENDED NOVEMBER 19, 1992, JANUARY 19, 1998,
FEBRUARY 28, 2000 and FEBRUARY 12, 2001

KLT INC.

BYLAWS

ARTICLE I
Offices

Section 1. The registered office of the Corporation in the State of Missouri shall be at 222 East Dunklin Street, Jefferson City, MO 65101. The name of the registered agent at such address is Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company. [Amended January 19, 1998].

Section 2. The Corporation also may have offices at such other places either within or without the State of Missouri as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

Section 1. All meetings of shareholders shall be held at such place within or without the State of Missouri as may be selected by the Board of Directors, but if the Board of Directors shall fail to designate a place for said meeting to be held, then the same shall be held at the registered office of the Corporation.

Section 2. An annual meeting of the shareholders shall be held on the second Tuesday of April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the Corporation and transacting such other business as may properly be brought before the meeting.

Section 3. Special meetings of the shareholders may be called by the Chairman of the Board, by the President, by the Board of Directors, or by the holders of not less than one-fifth of all outstanding shares entitled to vote at such meeting.

Section 4. Written or printed notice of each meeting of the shareholders, annual or special, shall be given in the manner provided in the corporation laws of the State of Missouri. In case of a call for any special meeting, the notice shall state the time, place and purpose of such meeting.

Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at his address as it appears on the records of the Corporation.

Section 5. Meetings of the shareholders may be held without notice at any time and place, either within or without the State of Missouri, if all shareholders entitled to vote at any such meeting shall have waived notice thereof or shall be present in person or represented by proxy, and any action required to be taken by shareholders may be taken at any such meeting.

Section 6. At least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the officer having charge of the transfer book for shares of the Corporation. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Missouri, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any such meeting.

Section 7. Each outstanding share entitled to vote under the provisions of the Articles of Incorporation of the Corporation shall be entitled to one vote on each matter submitted at a meeting of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

In all elections for directors, each shareholder shall be entitled to one vote for each share owned by him or her, and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute them among two or more candidates. There shall be no cumulative voting.

Section 8. At any meeting of shareholders, a majority of the outstanding shares entitled to vote represented in person or by proxy shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the Articles of Incorporation or by these Bylaws. The holders of a majority of the shares represented in person or by proxy and entitled to vote at any meeting of the shareholders shall have the right successively to adjourn the meeting to the same or a different location and to a specified date not longer than ninety days after any such adjournment, whether or not a quorum be present. The time and place to which any such adjournment is taken shall be publicly announced at the meeting, and no notice need be given of any such adjournment to shareholders not present at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy, as the bylaws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Section 10. The Chairman of the Board, or in his absence the President of the Corporation, shall convene all meetings of the shareholders and shall act as chairman thereof. The Board of Directors may appoint any other officer of the Corporation or shareholder to act as chairman of any meeting of the shareholders in the absence of the Chairman of the Board and the President.

The Secretary of the Corporation shall act as secretary of all meetings of shareholders. In the absence of the Secretary at any meeting of shareholders, the presiding officer may appoint any person to act as secretary of the meeting.

Section 11. Unless otherwise provided by statute or by the Articles of Incorporation, any action required to be taken by shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Board of Directors

Section 1. The property, business and affairs of the Corporation shall be managed and controlled by a Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

Section 2. The Board of Directors shall consist of six directors who shall be elected at the annual meeting of the shareholders. Each director shall be elected to serve until the next annual meeting of the shareholders and until his successor shall be elected and qualified. Directors need not be shareholders. [Amended February 28, 2000]

Section 3. In case of the death or resignation of one or more of the directors of the Corporation, a majority of the remaining directors, though less than a quorum, may fill the vacancy or vacancies until the successor or successors are elected at a meeting of the shareholders. A director may resign at any time and the acceptance of his resignation shall not be required in order to make it effective.

Section 4. The Board of Directors may hold its meetings either within or without the State of Missouri at such place as shall be specified in the notice of such meeting, and members of the Board of Directors may participate in a meeting of the Board by means of conference telephone or similar conversations whereby all persons participating in the meeting can hear each other and participating in a meeting in this manner shall constitute presence in person at the meeting.

Section 5. Regular meetings of the Board of Directors shall be held at such time and place as the Board of Directors by resolution shall from time to time determine. The Secretary shall give at least three days' notice of the time and place of each such meeting to each director in the manner provided in Section 9 of this Article III. The notice need not specify the business to be transacted.

Section 6. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, the President or two members of the Board and shall be held at such place as shall be specified in the notice of such meeting. The Secretary shall give not less than three days' notice of the time, place and purpose of each such meeting to each director in the manner provided in Section 9 of this Article III.

Section 7. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8. The Board of Directors, by the affirmative vote of a majority of directors, and irrespective of any personal interest of any of its members, shall have authority to establish reasonable compensation of all directors for services to the Corporation as directors, officers or otherwise. By resolution, the Board of Directors may be paid for expenses, if any, of attendance at each meeting of the Board.

Section 9. Whenever under the provisions of the statutes or of the Articles of Incorporation or of these Bylaws notice is required to be given to any director, it shall not be construed to require personal notice, but such notice may be given by telephone or by telegram addressed to such director at such address as appears on the books of the Corporation, or by hand delivery to the regular office of the director, or by mail by depositing the same in a post office or letter box in a postpaid, sealed wrapper addressed to such director at such address as appears on the books of the Corporation. Such notice shall be deemed to be given at the time when the same shall be thus telephoned, telegraphed, hand delivered or mailed.

Attendance of a director at any meeting shall constitute a waiver of notice of such meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 10. The Board of Directors may by resolution provide for an Executive Committee of said Board, which shall serve at the pleasure of the Board of Directors and, during the intervals between the meetings of said Board, shall possess and may exercise any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, except with respect to any matters which, by resolution of the Board of Directors, may from time to time be reserved for action by said Board.

Section 11. The Executive Committee, if established by the Board, shall consist of the President of the Corporation and two additional directors who shall be elected by the Board of Directors to serve at the pleasure of said Board until the first meeting of the Board of Directors following the next annual meeting of shareholders and until their successors shall have been elected. Vacancies in the Committee shall be filled by the Board of Directors.

Section 12. Meetings of the Executive Committee shall be held whenever called by the Chairman or by a majority of the members of the Committee, and shall be held at such time and place as shall be specified in the notice of such meeting and shall be subject to the provisions of Section 4 of this Article III. The Secretary shall give at least one day's notice of the time, place and purpose of each such meeting to each Committee member in the manner provided in Section 9 of this Article III, provided, that if the meeting is to be held outside of Kansas City, Missouri, at least three days' notice thereof shall be given.

Section 13. At all meetings of the Executive Committee, a majority of the Committee members shall constitute a quorum and the unanimous act of all the members of the Committee present at a meeting where a quorum is present shall be the act of the Executive Committee. All action by the Executive Committee shall be reported to the Board of Directors at its meeting next succeeding such action.

Section 14. The Board of Directors at the annual or any regular or special meeting of the directors shall, by resolution adopted by a majority of the whole Board, designate two or more directors to constitute an Audit Committee and appoint one of the directors so designated as the chairman of the Audit Committee. Membership on the Audit Committee shall be restricted to those directors who are independent of the management of the Corporation and are free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment as a member of the committee. Vacancies in the committee may be filled by the Board at any meeting thereof. Each member of the Audit Committee shall hold office until such committee member's resignation or removal from the Audit Committee by the Board, or until such committee member otherwise ceases to be a director. Any member of the Audit Committee may be removed from the committee by resolution adopted by a majority of the whole Board.

The compensation, if any, of members of the committee shall be established by resolution of the Board.

The Audit Committee shall be responsible for: recommending to the Board the appointment or discharge of independent auditors; reviewing with the management and the independent auditors the terms of engagement of independent auditors, including the fees, scope and timing of the audit and any other services rendered by the independent auditors; reviewing with the independent auditors and management the Corporation's policies and procedures with respect to internal auditing, accounting and financial controls; reviewing with the management the independent statements, audit results and reports and the recommendations made by any of the auditors with respect to changes in accounting procedures and internal accounting controls; and performing any other duties or functions deemed appropriate by the Board. The Audit Committee shall have the powers and rights necessary or desirable to fulfill these responsibilities, including the power and right to consult with legal counsel and to rely upon the opinion of legal counsel. The Audit Committee is authorized to communicate directly with the Corporation's financial officers and employees, internal auditors and independent auditors as it deems desirable and to have the internal auditors or independent auditors perform any additional procedures as it deems appropriate.

All actions of the Audit Committee shall be reported to the Board at the next meeting of the Board. The minute books of the Audit Committee shall at all times be open to the inspection of any director.

The Audit Committee shall meet at the call of its chairman or of any two members of the Audit Committee (or if there shall be only one other member, then at the call of that member). A majority of the Audit Committee shall constitute a quorum for the transaction of business (or if there shall only be two members, then both must be present), and the act of a majority of those present at any meeting at which a quorum is present (or if there shall be only two members, then they must act unanimously) shall constitute the act of the Audit Committee. [Added February 28, 2000]

Section 15. The Board of Directors at the annual or any regular or special meeting shall, by resolution adopted by a majority of the whole Board, designate two or more directors to constitute a Compensation Committee. Membership on the Compensation Committee shall be restricted to disinterested persons which for this purpose shall mean any director who, during the time such director is a member of the Compensation Committee is not eligible, and has not at any time within one year prior thereto been eligible, for selection to participate (other than in a manner as to which the Compensation Committee has no discretion) in any of the compensation plans administered by the Compensation Committee. Vacancies in the committee may be filled by the Board at any meeting. Each member of the committee shall hold office until such committee member's successor has been duly elected and qualified, or until such committee member's resignation or removal from the Compensation Committee by the Board, or until such committee member otherwise ceases to be a director or a disinterested person. Any member of the Compensation Committee may be removed by resolution adopted by a majority of the whole Board. The compensation, if any, of the members of the Compensation Committee shall be established by resolution of the Board.

The Compensation Committee shall, from time to time, recommend to the Board the compensation and benefits of the executive officers of the Corporation. The Compensation Committee shall have the power and authority vested in the Board by any benefit, incentive or other plan of the Corporation. The Compensation Committee shall also make recommendations to the Board with regard to the compensation of the Board and its committees, with the exception of the Compensation Committee.

All actions of the Compensation Committee shall be reported to the Board at the next meeting of the Board. The minute books of the Compensation Committee shall at all times be open to the inspection of any director.

The Compensation Committee shall meet at the call of the chairman of the Compensation Committee or of any two members of the Compensation Committee (or if there shall be only one other member, then at the call of that member). A majority of the Compensation Committee shall constitute a quorum for the transaction of business (or if there shall be only two members, then both must be present), and the act of a majority of those present at any meeting at which a quorum is present (or if there shall be only two members, then they must act unanimously) shall be the act of the Compensation Committee. [Added February 28, 2000]

Section 16. The Board of Directors, by resolution adopted by a majority of the whole Board, may designate one or more additional directors as alternate members of any committee to replace any absent or disqualified member at any meeting of that committee, and at any time may change the membership of any committee or amend or rescind the resolution designating the committee. In the absence or disqualification of a member or alternate member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not the member or members constitute a quorum, may unanimously appoint another director to act at the meeting in the place of any such absent or disqualified member, provided that the director so appointed meets any qualifications stated in these Bylaws or the resolution designating the committee or any amendment thereto. [Added February 28, 2000]

Section 17. Unless otherwise provided in these Bylaws or in the resolution designating any committee, any committee may fix its rules or procedures, fix the time and place of its meetings and specify what notice of meetings, if any, shall be given. [Added February 28, 2000]

Section 18. If all the directors severally or collectively shall consent in writing to any action to be taken by the directors, such consents shall have the same force and effect as a unanimous vote of the directors at a meeting duly held. The Secretary shall file such consents with the minutes of the meetings of the Board of Directors. [Renumbered February 28, 2000]

ARTICLE IV

Officers

Section 1. The officers of the Corporation may include a Chairman of the Board, a President, one or more Vice Presidents, a Secretary, and a Treasurer, all of whom shall be appointed by the Board of Directors. Any one person may hold two or more offices except that the offices of President and Secretary may not be held by the same person.

Section 2. The officers shall be elected annually by the Board of Directors at its first regularly held meeting each year. [Amended February 12, 2001]

Section 3. The Board of Directors may from time to time appoint such other officers as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as the Board of Directors or the President may from time to time determine.

Section 4. The officers of the Corporation shall hold office until their successors shall be chosen and shall qualify. Any officer appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the whole Board. If the office of any officer becomes vacant for any reason, or if any new office shall be created, the vacancy may be filled by the Board of Directors.

Section 5. The salaries, if any, of all officers of the Corporation shall be fixed by the Board of Directors.

ARTICLE V

Powers and Duties of Officers

Section 1. The Chairman of the Board shall be the principal executive officer of the Corporation. He/she shall preside at all meetings of the shareholders and at all meetings of the Board of Directors, and shall perform such other duties as the Board of Directors shall from time to time prescribe.

Section 2. The President shall have general and active management of, and exercise general supervision of, the business and affairs of the Corporation, subject, however, to the right of the Board of Directors to delegate any specific power to any other officer or officers of the Corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect. He/she may sign with the Secretary of the Corporation stock certificates, deeds, mortgages, bonds, contracts or other instruments; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time. In the absence of the Chairman of the Board, or if the office of Chairman of the Board be vacant, the President shall preside at all meetings of the shareholders and at all meetings of the Board of Directors.

Section 3. In the absence of the President or in the event of his/her inability or refusal to act, the Vice President (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of election) shall perform the duties of the President and when so acting, shall have the powers of the President, and shall perform such other duties as from time to time may be assigned to him/her by the President or by the Board of Directors.

Section 4. The Secretary shall attend all meetings of the shareholders, the Board of Directors and the Executive Committee, if any, and shall keep the minutes of such meetings. He/she shall give, or cause to be given, notice of all meetings of the shareholders, the Board of Directors and the Executive Committee, if any, and shall perform such other duties as may be prescribed by the Board of Directors or President.

The Secretary shall keep the corporate books and records, prepare the necessary reports to the State and to the directors. He/she shall in all respects perform those usual and customary duties which such officer performs in business corporations.

Section 5. The Treasurer shall have the custody of all moneys and securities of the Corporation. He/she is authorized to collect and receive all moneys due the Corporation and to receipt therefor, and to endorse in the name of the Corporation and on its behalf, when necessary or proper, all checks, drafts, vouchers or other instruments for the payment of money to the Corporation and to deposit the same to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. He/she is authorized to pay interest on obligations and dividends on stocks of the Corporation when due and payable. He/she shall, when necessary or proper, disburse the funds of the Corporation, taking proper vouchers for such disbursements. He/she shall render to the Board of Directors and the President, whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the Corporation. He/she shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 6. Unless otherwise ordered by the Board of Directors, the Chairman of the Board, the President or any Vice President of the Corporation (a) shall have full power and authority to attend and to act and vote, in the name and on behalf of this Corporation, at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock, and (b) shall have full power and authority to execute, in the name and on behalf of this Corporation, proxies authorizing any suitable person or persons to act and to vote at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting the person or persons so designated shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock.

ARTICLE VI
Certificates of Stock

Section 1. The Board of Directors shall provide for the issue, transfer and registration of the certificates representing the shares of capital stock of the Corporation, and shall appoint the necessary officers, transfer agents and registrars for that purpose.

Section 2. Until otherwise ordered by the Board of Directors, stock certificates shall be signed by the Chairman of the Board, the President or a Vice President and by the Secretary. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any stock certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 3. Transfers of stock shall be made on the books of the Corporation only by the person in whose name such stock is registered or by his attorney lawfully constituted in writing, and unless otherwise authorized by the Board of Directors, only on surrender and cancellation of the certificate transferred. No stock certificate shall be issued to a transferee until the transfer has been made on the books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

Dividends

Dividends may be declared at such times as the Board of Directors shall determine from the net earnings, or earned surplus, in accordance with law. Stock dividends may be declared if justified and provided capital is not impaired by such action.

ARTICLE VIII

Fiscal Year

Section 1. The fiscal year of the Corporation shall be the calendar year.

Section 2. As soon as practicable after the close of each fiscal year, the Board of Directors shall cause a report of the business and affairs of the Corporation to be made to the shareholders.

ARTICLE IX

Waiver of Notice

Whenever by statute or by the Articles of Incorporation or by these Bylaws any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

Indemnification by the Corporation

The Corporation shall indemnify to the full extent authorized or permitted by The General and Business Corporation Law of Missouri, as now in effect or as hereafter amended, any person made or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or serves any other enterprises as such at the request of the Corporation.

The foregoing right of indemnification shall be deemed exclusive of any other rights to which such persons may be entitled apart from this Article X. The foregoing right of indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI

Amendments

The Board of Directors may make, alter, amend or repeal Bylaws of the Corporation by a majority vote of the whole Board of Directors at any regular meeting of the Board or at any special meeting of the Board if notice thereof has been given in the notice of such special meeting. Nothing in this Article shall be construed to limit the power of the shareholders to make, alter, amend or repeal Bylaws of the Corporation at any annual or special meeting of shareholders by a majority vote of the shareholders present and entitled to vote at such meeting, provided a quorum is present.

Exhibit B-85

No. CC0373491

STATE OF MISSOURI

SEAL OF THE SECRETARY OF STATE MISSOURI

Rebecca McDowell Cook
Secretary of State

CORPORATION DIVISION
CERTIFICATE OF ACCEPTANCE

I, REBECCA McDOWELL COOK, Secretary of State, of the State of Missouri, do hereby certify that duplicate copies of a resolution of

KLT INVESTMENTS INC.

Formerly,

a Missouri corporation relating to ACCEPTANCE OF CHAPTER 351, 755 have been received in this office. The substance thereof is:

ACCEPTANCE UNDER THE CLOSE
CORPORATION LAW OF MISSOURI,
AS AMENDED

Said resolution is found to conform to law. ACCORDINGLY, I, by the virtue of the authority vested in me by law, hereby issue this Certificate of Acceptance.

IN TESTIMONY WHEREOF, I have set my hand and imprinted the GREAT SEAL of the State of Missouri, on this, the 22nd day of MAY, 2000.

THE GREAT SEAL OF THE STATE OF MISSOURI
UNITED WE STAND DIVIDED WE FALL
SALUS POPULI SUPREMA LEX ESTO
MDCCCXX

Rebecca McDowell Cook
Secretary of State

$25.00

State of Missouri

Rebecca McDowell Cook, Secretary of State

Corporations Division
P.O. Box 778, Jefferson City, MO 65102

James C. Kirkpatrick State Information Center
600 W. Main Street, Rm 322, Jefferson City, MO 65101

Amended Articles Accepting Close Corporation Law

(Submit in duplicate with filing fee of $25.00)

The corporation's Articles of Incorporation are hereby amended and restated by two-thirds of all outstanding shareholders on May 16, 2000 (Month/Day/Year) to become a statutory close corporation:

Article One

The name of the corporation is KLT Investments Inc. and it is a statutory close corporation.

Article Two

The name and address of its initial registered agent in this state is:

Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company 221 Bolivar Street, Jefferson City, MO 65101

Name Street Address City/State/Zip

Article Three

(A) The aggregate number, class and par value, if any, of shares which the corporation shall have authority to issue are as follows: 40,000 shares of common stock, all of which are without par value.

(B) The preferences, qualifications, limitations, restrictions, and the special or relative rights, including convertible rights, if any, in respect to the shares of each class are as follows:
There shall be no preferences, qualifications, limitations, restrictions or special or relative rights, including convertible rights, in respect of the shares herein authorized.

Article Four

(A) The transfer of shares by a living shareholder are as follows:

1. Governed by section 351.770; or
2. Stated as follows (state conditions for transfer): There are no conditions or restrictions on transfer.

(B) The transfer of shares of a deceased shareholder are as follows:

1. Governed by sections 351.780, 785 & 790 and modified as follows (state modifying conditions if any):

or

2. Governed by the following conditions: There are no conditions or restrictions on transfer.

Article Five
(Choose one)

☒ The corporation does not have a board of directors; or

☐ The number of directors to constitute the first board of directors is ________________________________.
Thereafter the number of directors shall be fixed by, or the manner provided in the bylaws. Any changes in the number will be reported to the Secretary of State within thirty calendar days of such change; or

☐ The number of directors to constitute the board of directors is ____________________. (The number of directors to constitute the board of directors must be stated herein if there are to be less than three directors. The person to constitute the first board of directors may, but not need, be named.)

Article Six

The duration of the corporation is perpetual.

Article Seven

The corporation is formed for the following purposes: The corporation is organized to engage in any lawful purpose.

Article Eight

This close corporation shall be dissolved in the following manner (complete both A & B):

(A) The following shareholder or shareholders have authority to dissolve the corporation (indicate all if all have authority and the percentage of votes required to vote on the dissolution, otherwise list name of individual shareholders with authority to dissolve): All shareholders have authority to vote on a proposal of dissolution. Such proposal must be approved by at least 2/3 of the votes entitled to be cast on the proposal.

(B) The above shareholder or shareholders may dissolve the corporation as follows:
1. At will (check here_x___); or
2. Upon the occurrence or the following specified event(s) or contingency(ies):

Article Nine

The following statement shall appear conspicuously on each share certificate:

> *The rights of shareholders in a statutory close corporation may differ materially from the rights of shareholders in other corporations. Copies of the articles of incorporation and bylaws, shareholders' agreements, and other documents, any of which may restrict transfers and affect voting and other rights, may be obtained by a shareholder on written request to the corporation.* (351.760, RSMo)

Article Ten
(Any additional optional statements)

The effective date of this document is the date it is filed by the Secretary of State of Missouri, unless you indicate a future date, as

follows: ______________________________
(Date may not be more than 90 days after the filing date in this office)

In affirmation thereof, the facts stated above are true.

[signature]	Janee C. Rosenthal	May 16, 2000
Signature of Officer or Chairman of the Board	Printed or Typed Name of Incorporators	Date of Signature

FILED AND CERTIFICATE
ISSUED
MAY 22 2000
[signature]
SECRETARY OF STATE

Corp. #43c (6/99)

KLT INVESTMENTS INC.

AMENDED AND RESTATED BYLAWS

JULY 3, 2000

KLT INVESTMENTS INC.

AMENDED AND RESTATED
BYLAWS

ARTICLE I

Offices

Section 1. The registered office of the Corporation in the State of Missouri shall be at Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company, 221 Bolivar Street Jefferson City MO 65101.

Section 2. The Corporation also may have offices at such other places either within or without the State of Missouri as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

Section 1. All meetings of shareholders shall be held at such place within or without the State of Missouri as may be selected by the Board of Directors, but if the Board of Directors shall fail to designate a place for said meeting to be held, then the same shall be held at the registered office of the Corporation.

Section 2. An annual meeting of the shareholders shall be held on the second Tuesday of April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the Corporation and transacting such other business as may properly be brought before the meeting.

Section 3. Special meetings of the shareholders may be called by the President or by the holders of not less than one-fifth of all outstanding shares entitled to vote at such meeting.

Section 4. Written or printed notice of each meeting of the shareholders, annual or special, shall be given in the manner provided in the corporation laws of the State of Missouri. In case of a call for any special meeting, the notice shall state the time, place and purpose of such meeting.

Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at his address as it appears on the records of the Corporation.

Section 5. Meetings of the shareholders may be held without notice at any time and place, either within or without the State of Missouri, if all shareholders entitled to vote at any such meeting shall have waived notice thereof or shall be present in person or represented by proxy, and any action required to be taken by shareholders may be taken at any such meeting.

Section 6. At least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the officer having charge of the transfer book for shares of the Corporation. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Missouri, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any such meeting.

Section 7. Each outstanding share entitled to vote under the provisions of the Certificate of Incorporation of the Corporation shall be entitled to one vote on each matter submitted at a meeting of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 8. At any meeting of shareholders, a majority of the outstanding shares entitled to vote represented in person or by proxy shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the Certificate of Incorporation or by these Bylaws. The holders of a majority of the shares represented in person or by proxy and entitled to vote at any meeting of the shareholders shall have the right successively to adjourn the meeting to the same or a different location and to a specified date not longer than ninety days after any such adjournment, whether or not a quorum be present. The time and place to which any such adjournment is taken shall be publicly announced at the meeting, and no notice need be given of any such adjournment to shareholders not present at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy, as the bylaws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Section 10. The President of the Corporation shall convene all meetings of the shareholders and shall act as chairman thereof. The Shareholders may appoint any other officer

of the Corporation or shareholder to act as chairman of any meeting of the shareholders in the absence of the President.

The Secretary of the Corporation shall act as secretary of all meetings of shareholders. In the absence of the Secretary at any meeting of shareholders, the presiding officer may appoint any person to act as secretary of the meeting.

Section 11. Unless otherwise provided by statute or by the Certificate of Incorporation, any action required to be taken by shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Board of Directors

Section 1. Pursuant to Section 351.805, RSMo, the Articles of Incorporation of the Corporation provide that the Corporation shall operate without a board of directors.

Section 2. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, the shareholders.

Section 3. Unless the Articles of Incorporation provide otherwise, action requiring director approval or both director and shareholder approval is authorized if approved by the shareholders, and action requiring a majority or greater percentage vote of the board of directors is authorized if approved by the majority or greater percentage of the votes of shareholders entitled to vote on the action.

Section 4. A requirement by a state of the United States that a document delivered for filing contained a statement that specified action has been taken by the board of directors is satisfied by a statement that the Corporation is a statutory close corporation without a board of directors and that the action was approved by the shareholders.

Section 5. The shareholders by resolution may appoint one or more shareholders to sign documents as "designated directors".

Section 6. A shareholder is not liable for his act or omission, although a director would be, unless the shareholder was entitled to vote on the action.

ARTICLE IV

Officers

Section 1. The officers of the Corporation may include a President, one or more Vice Presidents, a Secretary, and a Treasurer, all of whom shall be appointed by the shareholders. Any one person may hold two or more offices except that the offices of President and Secretary may not be held by the same person.

Section 2. The officers shall be elected annually by the shareholders. The office of the Vice President may or may not be filled as may be deemed advisable by the shareholders.

Section 3. The shareholders may from time to time appoint such other officers as they shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as the shareholders or the President may from time to time determine.

Section 4. The officers of the Corporation shall hold office until their successors shall be chosen and shall qualify. Any officer appointed by the shareholders may be removed at any time by the affirmative vote of the shareholders. If the office of any officer becomes vacant for any reason, or if any new office shall be created, the vacancy may be filled by the shareholders.

Section 5. The salaries, if any, of all officers of the Corporation shall be fixed by the shareholders.

ARTICLE V

Powers and Duties of Officers

Section 1. The President shall have general and active management of, and exercise general supervision of, the business and affairs of the Corporation, subject, however, to the right of the shareholders to delegate any specific power to any other officer or officers of the Corporation, and shall see that all orders and resolutions of the shareholders are carried into effect. He/she may sign with the Secretary of the Corporation stock certificates, deeds, mortgages, bonds, contracts or other instruments; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the shareholders from time to time. The President shall preside at all meetings of the shareholders.

Section 3. In the absence of the President or in the event of his/her inability or refusal to act, the Vice President (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of election) shall perform the duties of the President and when so acting, shall have the powers of the President, and shall perform such other duties as from time to time may be assigned to him/her by the President or by the shareholders.

Section 4. The Secretary shall attend all meetings of the shareholders and shall keep the minutes of such meetings. He/she shall give, or cause to be given, notice of all meetings of the shareholders, and shall perform such other duties as may be prescribed by the shareholders or President.

The Secretary shall keep the corporate books and records, prepare the necessary reports to the State and to the directors. He/she shall in all respects perform those usual and customary duties which such officer performs in business corporations.

Section 5. The Treasurer shall have the custody of all moneys and securities of the Corporation. He/she is authorized to collect and receive all moneys due the Corporation and to receipt therefor, and to endorse in the name of the Corporation and on its behalf, when necessary or proper, all checks, drafts, vouchers or other instruments for the payment of money to the Corporation and to deposit the same to the credit of the Corporation in such depositaries as may be designated by the shareholders. He/she is authorized to pay interest on obligations and dividends on stocks of the Corporation when due and payable. He/she shall, when necessary or proper, disburse the funds of the Corporation, taking proper vouchers for such disbursements. He/she shall render to the shareholders and the President, whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the Corporation. He/she shall perform such other duties as may be prescribed by the shareholders or the President.

Section 6. Unless otherwise ordered by the shareholders, the President or any Vice President of the Corporation (a) shall have full power and authority to attend and to act and vote, in the name and on behalf of this Corporation, at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock, and (b) shall have full power and authority to execute, in the name and on behalf of this Corporation, proxies authorizing any suitable person or persons to act and to vote at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting the person or persons so designated shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock.

ARTICLE VI

Certificates of Stock

Section 1. The shareholders shall provide for the issue, transfer and registration of the certificates representing the shares of capital stock of the Corporation, and shall appoint the necessary officers, transfer agents and registrars for that purpose.

Section 2. Until otherwise ordered by the shareholders, stock certificates shall be signed by the President or a Vice President and by the Secretary. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any stock certificate or certificates shall cease to be such officer or officers of the Corporation,

whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 3. Transfers of stock shall be made on the books of the Corporation only by the person in whose name such stock is registered or by his attorney lawfully constituted in writing, and unless otherwise authorized by the shareholders, only on surrender and cancellation of the certificate transferred. No stock certificate shall be issued to a transferee until the transfer has been made on the books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

Dividends

Dividends may be declared at such times as the shareholders shall determine from the net earnings, or earned surplus, in accordance with law. Stock dividends may be declared if justified and provided capital is not impaired by such action.

ARTICLE VIII

Fiscal Year

Section 1. The fiscal year of the Corporation shall be the calendar year.

ARTICLE IX

Waiver of Notice

Whenever by statute or by the Certificate of Incorporation or by these Bylaws any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

Indemnification by the Corporation

The Corporation shall indemnify to the full extent authorized or permitted by The General and Business Corporation Law of Missouri, as now in effect or as hereafter amended, any person made or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation) by reason of the fact that he/she is or was a shareholder, officer, employee or agent of the Corporation or serves any other enterprises as such at the request of the Corporation.

The foregoing right of indemnification shall be deemed exclusive of any other rights to which such persons may be entitled apart from this Article X. The foregoing right of indemnification shall continue as to a person who has ceased to be a shareholder, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI

Amendments

The shareholders may make, alter, amend or repeal Bylaws of the Corporation at any annual or special meeting of shareholders by a majority vote of the shareholders present and entitled to vote at such meeting, provided a quorum is present.

Exhibit B-87

No. CC0408781

STATE OF MISSOURI

Rebecca McDowell Cook
Secretary of State

CORPORATION DIVISION
CERTIFICATE OF ACCEPTANCE

I, REBECCA McDOWELL COOK, Secretary of State, of the State of Missouri, do hereby certify that duplicate copies of a resolution of

KLT INVESTMENTS II INC.

Formerly,

a Missouri corporation relating to ACCEPTANCE OF CHAPTER 351,755 have been received in this office. The substance thereof is:

ACCEPTANCE UNDER THE CLOSE
CORPORATION LAW OF MISSOURI,
AS AMENDED

Said resolution is found to conform to law. ACCORDINGLY, I, by the virtue of the authority vested in me by law, hereby issue this Certificate of Acceptance.

IN TESTIMONY WHEREOF, I have set my hand and imprinted the GREAT SEAL of the State of Missouri, on this, the 31st day of MAY, 2000.

Rebecca McDowell Cook
Secretary of State

$25.00

State of Missouri

Rebecca McDowell Cook, Secretary of State

Corporations Division
P.O. Box 778, Jefferson City, MO 65102

James C. Kirkpatrick State Information Center
600 W. Main Street, Rm 322, Jefferson City, MO 65101

Amended Articles Accepting Close Corporation Law

(Submit in duplicate with filing fee of $25.00)

The corporation's Articles of Incorporation are hereby amended and restated by two-thirds of all outstanding shareholders on May 16, 2000 (Month/Day/Year) to become a statutory close corporation:

Article One

The name of the corporation is KLT Investments II Inc. and it is a statutory close corporation.

Article Two

The name and address of its initial registered agent in this state is:

Name	Street Address	City/State/Zip
Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company	221 Bolivar Street	Jefferson City, MO 65101

Article Three

(A) The aggregate number, class and par value, if any, of shares which the corporation shall have authority to issue are as follows: 25,000 shares of common stock, all of which are without par value.

(B) The preferences, qualifications, limitations, restrictions, and the special or relative rights, including convertible rights, if any, in respect to the shares of each class are as follows:
There shall be no preferences, qualifications, limitations, restrictions or special or relative rights, including convertible rights, in respect of the shares herein authorized.

Article Four

(A) The transfer of shares by a living shareholder are as follows:

1. Governed by section 351.770; or
2. Stated as follows (state conditions for transfer): There are no conditions or restrictions on transfer.

(B) The transfer of shares of a deceased shareholder are as follows:

1. Governed by sections 351.780, 785 & 790 and modified as follows (state modifying conditions if any):

or

2. Governed by the following conditions: There are no conditions or restrictions on transfer.

Article Five
(Choose one)

☒ The corporation does not have a board of directors; or

☐ The number of directors to constitute the first board of directors is ______________________.
Thereafter the number of directors shall be fixed by, or the manner provided in the bylaws. Any changes in the number will be reported to the Secretary of State within thirty calendar days of such change; or

☐ The number of directors to constitute the board of directors is ______________. (The number of directors to constitute the board of directors must be stated herein if there are to be less than three directors. The person to constitute the first board of directors may, but not need, be named.)

Article Six

The duration of the corporation is perpetual

Article Seven

The corporation is formed for the following purposes: The corporation is organized to engage in any lawful purpose.

Article Eight

This close corporation shall be dissolved in the following manner (complete both A & B):

(A) The following shareholder or shareholders have authority to dissolve the corporation (indicate all if all have authority and the percentage of votes required to vote on the dissolution, otherwise list name of individual shareholders with authority to dissolve): All shareholders have authority to vote on a proposal of dissolution. Such proposal must be approved by at least 2/3 of the votes entitled to be cast on the proposal.

(B) The above shareholder or shareholders may dissolve the corporation as follows:
1. At will (check here_x___); or
2. Upon the occurrence or the following specified event(s) or contingency(ies):

Article Nine

The following statement shall appear conspicuously on each share certificate:

The rights of shareholders in a statutory close corporation may differ materially from the rights of shareholders in other corporations. Copies of the articles of incorporation and bylaws, shareholders' agreements, and other documents, any of which may restrict transfers and affect voting and other rights, may be obtained by a shareholder on written request to the corporation. (351.760, RSMo)

Article Ten

(Any additional optional statements)

The effective date of this document is the date it is filed by the Secretary of State of Missouri, unless you indicate a future date, as follows: ______________________________

(Date may not be more than 90 days after the filing date in this office)

In affirmation thereof, the facts stated above are true.

[signature]	Janee C. Rosenthal	May 16, 2000
Signature of Officer or Chairman of the Board	Printed or Typed Name of Incorporators	Date of Signature

FILED AND CERTIFICATE ISSUED

MAY 31 2000

[signature] SECRETARY OF STATE

Exhibit B-88

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

KLT INVESTMENTS II INC.

AMENDED AND RESTATED
BYLAWS

JULY 3, 2000

KLT INVESTMENTS II INC.

AMENDED AND RESTATED
BYLAWS

ARTICLE I

Offices

Section 1. The registered office of the Corporation in the State of Missouri shall be at Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company, 221 Bolivar Street Jefferson City MO 65101.

Section 2. The Corporation also may have offices at such other places either within or without the State of Missouri as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

Section 1. All meetings of shareholders shall be held at such place within or without the State of Missouri as may be selected by the Board of Directors, but if the Board of Directors shall fail to designate a place for said meeting to be held, then the same shall be held at the registered office of the Corporation.

Section 2. An annual meeting of the shareholders shall be held on the second Tuesday of April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the Corporation and transacting such other business as may properly be brought before the meeting.

Section 3. Special meetings of the shareholders may be called by the President or by the holders of not less than one-fifth of all outstanding shares entitled to vote at such meeting.

Section 4. Written or printed notice of each meeting of the shareholders, annual or special, shall be given in the manner provided in the corporation laws of the State of Missouri. In case of a call for any special meeting, the notice shall state the time, place and purpose of such meeting.

Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at his address as it appears on the records of the Corporation.

Section 5. Meetings of the shareholders may be held without notice at any time and place, either within or without the State of Missouri, if all shareholders entitled to vote at any such meeting shall have waived notice thereof or shall be present in person or represented by proxy, and any action required to be taken by shareholders may be taken at any such meeting.

Section 6. At least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the officer having charge of the transfer book for shares of the Corporation. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Missouri, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any such meeting.

Section 7. Each outstanding share entitled to vote under the provisions of the Certificate of Incorporation of the Corporation shall be entitled to one vote on each matter submitted at a meeting of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 8. At any meeting of shareholders, a majority of the outstanding shares entitled to vote represented in person or by proxy shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the Certificate of Incorporation or by these Bylaws. The holders of a majority of the shares represented in person or by proxy and entitled to vote at any meeting of the shareholders shall have the right successively to adjourn the meeting to the same or a different location and to a specified date not longer than ninety days after any such adjournment, whether or not a quorum be present. The time and place to which any such adjournment is taken shall be publicly announced at the meeting, and no notice need be given of any such adjournment to shareholders not present at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy, as the bylaws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Section 10. The President of the Corporation shall convene all meetings of the shareholders and shall act as chairman thereof. The Shareholders may appoint any other officer

of the Corporation or shareholder to act as chairman of any meeting of the shareholders in the absence of the President.

The Secretary of the Corporation shall act as secretary of all meetings of shareholders. In the absence of the Secretary at any meeting of shareholders, the presiding officer may appoint any person to act as secretary of the meeting.

Section 11. Unless otherwise provided by statute or by the Certificate of Incorporation, any action required to be taken by shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Board of Directors

Section 1. Pursuant to Section 351.805, RSMo, the Articles of Incorporation of the Corporation provide that the Corporation shall operate without a board of directors.

Section 2. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, the shareholders.

Section 3. Unless the Articles of Incorporation provide otherwise, action requiring director approval or both director and shareholder approval is authorized if approved by the shareholders, and action requiring a majority or greater percentage vote of the board of directors is authorized if approved by the majority or greater percentage of the votes of shareholders entitled to vote on the action.

Section 4. A requirement by a state of the United States that a document delivered for filing contained a statement that specified action has been taken by the board of directors is satisfied by a statement that the Corporation is a statutory close corporation without a board of directors and that the action was approved by the shareholders.

Section 5. The shareholders by resolution may appoint one or more shareholders to sign documents as "designated directors".

Section 6. A shareholder is not liable for his act or omission, although a director would be, unless the shareholder was entitled to vote on the action.

ARTICLE IV

Officers

Section 1. The officers of the Corporation may include a President, one or more Vice Presidents, a Secretary, and a Treasurer, all of whom shall be appointed by the shareholders. Any one person may hold two or more offices except that the offices of President and Secretary may not be held by the same person.

Section 2. The officers shall be elected annually by the shareholders. The office of the Vice President may or may not be filled as may be deemed advisable by the shareholders.

Section 3. The shareholders may from time to time appoint such other officers as they shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as the shareholders or the President may from time to time determine.

Section 4. The officers of the Corporation shall hold office until their successors shall be chosen and shall qualify. Any officer appointed by the shareholders may be removed at any time by the affirmative vote of the shareholders. If the office of any officer becomes vacant for any reason, or if any new office shall be created, the vacancy may be filled by the shareholders.

Section 5. The salaries, if any, of all officers of the Corporation shall be fixed by the shareholders.

ARTICLE V

Powers and Duties of Officers

Section 1. The President shall have general and active management of, and exercise general supervision of, the business and affairs of the Corporation, subject, however, to the right of the shareholders to delegate any specific power to any other officer or officers of the Corporation, and shall see that all orders and resolutions of the shareholders are carried into effect. He/she may sign with the Secretary of the Corporation stock certificates, deeds, mortgages, bonds, contracts or other instruments; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the shareholders from time to time. The President shall preside at all meetings of the shareholders.

Section 3. In the absence of the President or in the event of his/her inability or refusal to act, the Vice President (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of election) shall perform the duties of the President and when so acting, shall have the powers of the President, and shall perform such other duties as from time to time may be assigned to him/her by the President or by the shareholders.

Section 4. The Secretary shall attend all meetings of the shareholders and shall keep the minutes of such meetings. He/she shall give, or cause to be given, notice of all meetings of the shareholders, and shall perform such other duties as may be prescribed by the shareholders or President.

The Secretary shall keep the corporate books and records, prepare the necessary reports to the State and to the directors. He/she shall in all respects perform those usual and customary duties which such officer performs in business corporations.

Section 5. The Treasurer shall have the custody of all moneys and securities of the Corporation. He/she is authorized to collect and receive all moneys due the Corporation and to receipt therefor, and to endorse in the name of the Corporation and on its behalf, when necessary or proper, all checks, drafts, vouchers or other instruments for the payment of money to the Corporation and to deposit the same to the credit of the Corporation in such depositaries as may be designated by the shareholders. He/she is authorized to pay interest on obligations and dividends on stocks of the Corporation when due and payable. He/she shall, when necessary or proper, disburse the funds of the Corporation, taking proper vouchers for such disbursements. He/she shall render to the shareholders and the President, whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the Corporation. He/she shall perform such other duties as may be prescribed by the shareholders or the President.

Section 6. Unless otherwise ordered by the shareholders, the President or any Vice President of the Corporation (a) shall have full power and authority to attend and to act and vote, in the name and on behalf of this Corporation, at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock, and (b) shall have full power and authority to execute, in the name and on behalf of this Corporation, proxies authorizing any suitable person or persons to act and to vote at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting the person or persons so designated shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock.

ARTICLE VI

Certificates of Stock

Section 1. The shareholders shall provide for the issue, transfer and registration of the certificates representing the shares of capital stock of the Corporation, and shall appoint the necessary officers, transfer agents and registrars for that purpose.

Section 2. Until otherwise ordered by the shareholders, stock certificates shall be signed by the President or a Vice President and by the Secretary. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any stock certificate or certificates shall cease to be such officer or officers of the Corporation,

whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 3. Transfers of stock shall be made on the books of the Corporation only by the person in whose name such stock is registered or by his attorney lawfully constituted in writing, and unless otherwise authorized by the shareholders, only on surrender and cancellation of the certificate transferred. No stock certificate shall be issued to a transferee until the transfer has been made on the books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

Dividends

Dividends may be declared at such times as the shareholders shall determine from the net earnings, or earned surplus, in accordance with law. Stock dividends may be declared if justified and provided capital is not impaired by such action.

ARTICLE VIII

Fiscal Year

Section 1. The fiscal year of the Corporation shall be the calendar year.

ARTICLE IX

Waiver of Notice

Whenever by statute or by the Certificate of Incorporation or by these Bylaws any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

Indemnification by the Corporation

The Corporation shall indemnify to the full extent authorized or permitted by The General and Business Corporation Law of Missouri, as now in effect or as hereafter amended, any person made or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation) by reason of the fact that he/she is or was a shareholder, officer, employee or agent of the Corporation or serves any other enterprises as such at the request of the Corporation.

The foregoing right of indemnification shall be deemed exclusive of any other rights to which such persons may be entitled apart from this Article X. The foregoing right of indemnification shall continue as to a person who has ceased to be a shareholder, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI

Amendments

The shareholders may make, alter, amend or repeal Bylaws of the Corporation at any annual or special meeting of shareholders by a majority vote of the shareholders present and entitled to vote at such meeting, provided a quorum is present.

Exhibit B-89

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ENERGETECHS, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF APRIL, A.D. 1997, AT 2 O'CLOCK P.M.

A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS FOR RECORDING.

Edward J. Freel, Secretary of State

2744549 8100

AUTHENTICATION: 8439084

971135842

DATE: 04-28-97

CERTIFICATE OF INCORPORATION OF ENERGETECHS, INC.

FIRST: The name of the corporation is ENERGETECHS, Inc.

SECOND: Its Registered Office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The Registered Agent in charge thereof is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of this corporation is One Thousand Dollars No/100 ($1,000.00) divided into One Thousand (1,000) shares of One Dollar ($1.00) each.

FIFTH: The name and mailing address of the incorporator is as follows: Mark G. English, 1201 Walnut, Kansas City, Missouri 64141.

SIXTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the filing of the Certificate of Incorporation of which this Article is a part, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

SEVENTH: The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended or granted subject to the rights reserved in this Article.

EIGHTH: The number of directors shall be fixed by or shall otherwise be determined in the manner provided in the Bylaws of the corporation.

NINTH: The Board of Directors of the corporation shall have the power to make, alter, amend or repeal Bylaws for the corporation from time to time.

TENTH: The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the laws of the State of Delaware.

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was an employee or agent of the corporation, or is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the laws of the State of Delaware.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and have accordingly hereunto set my hand on this 24 day of April, 1997.

MARK G. ENGLISH

STATE OF MISSOURI)
) SS
COUNTY OF JACKSON)

On this 24th day of April, 1997, before me the undersigned, a Notary Public, in and for the County and State aforesaid, personally appeared Mark G. English, to me known to be the person who executed the foregoing instrument in my presence and that he executed the same as his free act and deed.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my official seal the day and year last above written.

Vickie L. Flores
Notary Public

My Commission Expires:

May 29, 2000

VICKIE L FLORES
NOTARY PUBLIC STATE OF MISSOURI
CLAY COUNTY
MY COMMISSION EXP. MAY 29,2000

673465.v1
KLT001/83472

CERTIFICATE OF CHANGE OF LOCATION OF REGISTERED OFFICE AND OF REGISTERED AGENT

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is

ENERGETECHS, INC.

2. The registered office of the corporation within the State of Delaware is hereby changed to 1013 Centre Road, City of Wilmington 19805, County of New Castle.

3. The registered agent of the corporation within the State of Delaware is hereby changed to Corporation Service Company, the business office of which is identical with the registered office of the corporation as hereby changed.

4. The corporation has authorized the changes hereinbefore set forth by resolution of its Board of Directors.

Signed on 22 January, 1998.

NAME: MARK G. ENGLISH
TITLE: SECRETARY

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 02/02/1998
981041915 - 2744549

ENERGETECHS, INC.

BYLAWS

DATED JUNE 30, 1997

ENERGETECHS, INC.

BYLAWS

ARTICLE I

Offices

Section 1. The registered office of the Corporation in the State of Missouri shall be at 1201 Walnut, in Kansas City, Jackson County, Missouri.

Section 2. The Corporation also may have offices at such other places either within or without the State of Missouri as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

Section 1. All meetings of shareholders shall be held at such place within or without the State of Missouri as may be selected by the Board of Directors, but if the Board of Directors shall fail to designate a place for said meeting to be held, then the same shall be held at the registered office of the Corporation.

Section 2. An annual meeting of the shareholders shall be held on the second Tuesday of April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the Corporation and transacting such other business as may properly be brought before the meeting.

Section 3. Special meetings of the shareholders may be called by the Chairman of the Board, by the President, by the Board of Directors, or by the holders of not less than one-fifth of all outstanding shares entitled to vote at such meeting.

Section 4. Written or printed notice of each meeting of the shareholders, annual or special, shall be given in the manner provided in the corporation laws of the State of Missouri. In case of a call for any special meeting, the notice shall state the time, place and purpose of such meeting.

Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at his address as it appears on the records of the Corporation.

Section 5. Meetings of the shareholders may be held without notice at any time and place, either within or without the State of Missouri, if all shareholders entitled to vote at any such meeting shall have waived notice thereof or shall be present in person or represented by proxy, and any action required to be taken by shareholders may be taken at any such meeting.

Section 6. At least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the officer having charge of the transfer book for shares of the Corporation. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Missouri, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any such meeting.

Section 7. Each outstanding share entitled to vote under the provisions of the Articles of Incorporation of the Corporation shall be entitled to one vote on each matter submitted at a meeting of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

In all elections for directors, each shareholder shall be entitled to one vote for each share owned by him or her, and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute them among two or more candidates. There shall be no cumulative voting.

Section 8. At any meeting of shareholders, a majority of the outstanding shares entitled to vote represented in person or by proxy shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the Articles of Incorporation or by these Bylaws. The holders of a majority of the shares represented in person or by proxy and entitled to vote at any meeting of the shareholders shall have the right successively to adjourn the meeting to the same or a different location and to a specified date not longer than ninety days after any such adjournment, whether or not a quorum be present. The time and place to which any such adjournment is taken shall be publicly announced at the meeting, and no notice need be given of any such adjournment to shareholders not present at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy, as the bylaws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Section 10. The Chairman of the Board, or in his absence the President of the Corporation, shall convene all meetings of the shareholders and shall act as chairman thereof. The Board of Directors may appoint any other officer of the Corporation or shareholder to act as chairman of any meeting of the shareholders in the absence of the Chairman of the Board and the President.

The Secretary of the Corporation shall act as secretary of all meetings of shareholders. In the absence of the Secretary at any meeting of shareholders, the presiding officer may appoint any person to act as secretary of the meeting.

Section 11. Unless otherwise provided by statute or by the Articles of Incorporation, any action required to be taken by shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Board of Directors

Section 1. The property, business and affairs of the Corporation shall be managed and controlled by a Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

Section 2. The Board of Directors shall consist of five directors who shall be elected at the annual meeting of the shareholders. Each director shall be elected to serve until the next annual meeting of the shareholders and until his successor shall be elected and qualified. Directors need not be shareholders.

Section 3. In case of the death or resignation of one or more of the directors of the Corporation, a majority of the remaining directors, though less than a quorum, may fill the vacancy or vacancies until the successor or successors are elected at a meeting of the shareholders. A director may resign at any time and the acceptance of his resignation shall not be required in order to make it effective.

Section 4. The Board of Directors may hold its meetings either within or without the State of Missouri at such place as shall be specified in the notice of such meeting, and members of the Board of Directors may participate in a meeting of the Board by means of conference telephone or similar conversations whereby all persons participating in the meeting can hear each other and participating in a meeting in this manner shall constitute presence in person at the meeting.

Section 5. Regular meetings of the Board of Directors shall be held at such time and place as the Board of Directors by resolution shall from time to time determine. The Secretary shall give at least three days' notice of the time and place of each such meeting to each director in the manner provided in Section 9 of this Article III. The notice need not specify the business to be transacted.

Section 6. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, the President or two members of the Board and shall be held at such place as shall be specified in the notice of such meeting. The Secretary shall give not less than one day notice of the time, place and purpose of each such meeting to each director in the manner provided in Section 9 of this Article III.

Section 7. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8. The Board of Directors, by the affirmative vote of a majority of directors, and irrespective of any personal interest of any of its members, shall have authority to establish reasonable compensation of all directors for services to the Corporation as directors, officers or otherwise. By resolution, the Board of Directors may be paid for expenses, if any, of attendance at each meeting of the Board.

Section 9. Whenever under the provisions of the statutes or of the Articles of Incorporation or of these Bylaws notice is required to be given to any director, it shall not be construed to require personal notice, but such notice may be given by telephone or by telegram addressed to such director at such address as appears on the books of the Corporation, or by hand delivery to the regular office of the director, or by mail by depositing the same in a post office or letter box in a postpaid, sealed wrapper addressed to such director at such address as appears on the books of the Corporation. Such notice shall be deemed to be given at the time when the same shall be thus telephoned, telegraphed, hand delivered or mailed.

Attendance of a director at any meeting shall constitute a waiver of notice of such meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 10. The Board of Directors may by resolution provide for an Executive Committee of said Board, which shall serve at the pleasure of the Board of Directors and, during the intervals between the meetings of said Board, shall possess and may exercise any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, except with respect to any matters which, by resolution of the Board of Directors, may from time to time be reserved for action by said Board.

Section 11. The Executive Committee, if established by the Board, shall consist of the President of the Corporation and two additional directors who shall be elected by the Board of Directors to serve at the pleasure of said Board until the first meeting of the Board of Directors following the next annual meeting of shareholders and until their successors shall have been elected. Vacancies in the Committee shall be filled by the Board of Directors.

Section 12. Meetings of the Executive Committee shall be held whenever called by the Chairman or by a majority of the members of the Committee, and shall be held at such time and place as shall be specified in the notice of such meeting and shall be subject to the provisions of Section 4 of this Article III. The Secretary shall give at least one day's notice of the time, place and purpose of each such meeting to each Committee member in the manner provided in Section 9 of this Article III, provided, that if the meeting is to be held outside of Kansas City, Missouri, at least three days' notice thereof shall be given.

Section 13. At all meetings of the Executive Committee, a majority of the Committee members shall constitute a quorum and the unanimous act of all the members of the Committee present at a meeting where a quorum is present shall be the act of the Executive Committee. All action by the Executive Committee shall be reported to the Board of Directors at its meeting next succeeding such action.

Section 14. If all the directors severally or collectively shall consent in writing to any action to be taken by the directors, such consents shall have the same force and effect as a unanimous vote of the directors at a meeting duly held. The Secretary shall file such consents with the minutes of the meetings of the Board of Directors.

ARTICLE IV

Officers

Section 1. The officers of the Corporation may include a Chairman of the Board, a President, one or more Vice Presidents, a Secretary, and a Treasurer, all of whom shall be appointed by the Board of Directors. Any one person may hold two or more offices except that the offices of President and Secretary may not be held by the same person.

Section 2. The officers shall be elected annually by the Board of Directors. The office of the Vice President may or may not be filled as may be deemed advisable by the Board of Directors.

Section 3. The Board of Directors may from time to time appoint such other officers as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as the Board of Directors or the President may from time to time determine.

Section 4. The officers of the Corporation shall hold office until their successors shall be chosen and shall qualify. Any officer appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the whole Board. If the office of any officer becomes vacant for any reason, or if any new office shall be created, the vacancy may be filled by the Board of Directors.

Section 5. The salaries, if any, of all officers of the Corporation shall be fixed by the Board of Directors.

ARTICLE V

Powers and Duties of Officers

Section 1. The Chairman of the Board shall be the principal executive officer of the Corporation. He/she shall preside at all meetings of the shareholders and at all meetings of the Board of Directors, and shall perform such other duties as the Board of Directors shall from time to time prescribe.

Section 2. The President shall have general and active management of, and exercise general supervision of, the business and affairs of the Corporation, subject, however, to the right of the Board of Directors to delegate any specific power to any other officer or officers of the Corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect. He/she may sign with the Secretary of the Corporation stock certificates, deeds, mortgages, bonds, contracts or other instruments; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time. In the absence of the Chairman of the Board, or if the office of Chairman of the Board be vacant, the President shall preside at all meetings of the shareholders and at all meetings of the Board of Directors.

Section 3. In the absence of the President or in the event of his/her inability or refusal to act, the Vice President (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of election) shall perform the duties of the President and when so acting, shall have the powers of the President, and shall perform such other duties as from time to time may be assigned to him/her by the President or by the Board of Directors.

Section 4. The Secretary shall attend all meetings of the shareholders, the Board of Directors and the Executive Committee, if any, and shall keep the minutes of such meetings. He/she shall give, or cause to be given, notice of all meetings of the shareholders, the Board of Directors and the Executive Committee, if any, and shall perform such other duties as may be prescribed by the Board of Directors or President.

The Secretary shall keep the corporate books and records, prepare the necessary reports to the State and to the directors. He/she shall in all respects perform those usual and customary duties which such officer performs in business corporations.

Section 5. The Treasurer shall have the custody of all moneys and securities of the Corporation. He/she is authorized to collect and receive all moneys due the Corporation and to receipt therefor, and to endorse in the name of the Corporation and on its behalf, when necessary or proper, all checks, drafts, vouchers or other instruments for the payment of money to the Corporation and to deposit the same to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. He/she is authorized to pay interest on obligations and dividends on stocks of the Corporation when due and payable. He/she shall, when necessary or proper, disburse the funds of the Corporation, taking proper vouchers for such disbursements. He/she shall render to the Board of Directors and the President, whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the Corporation. He/she shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 6. Unless otherwise ordered by the Board of Directors, the Chairman of the Board, the President or any Vice President of the Corporation (a) shall have full power and authority to attend and to act and vote, in the name and on behalf of this Corporation, at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock, and (b) shall have full power and authority to execute, in the name and on behalf of this Corporation, proxies authorizing any suitable person or persons to act and to vote at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting the person or persons so designated shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock.

ARTICLE VI

Certificates of Stock

Section 1. The Board of Directors shall provide for the issue, transfer and registration of the certificates representing the shares of capital stock of the Corporation, and shall appoint the necessary officers, transfer agents and registrars for that purpose.

Section 2. Until otherwise ordered by the Board of Directors, stock certificates shall be signed by the Chairman of the Board, the President or a Vice President and by the Secretary. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any stock certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the

Corporation, such certificate or certificates may nevertheless be issued by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 3. Transfers of stock shall be made on the books of the Corporation only by the person in whose name such stock is registered or by his attorney lawfully constituted in writing, and unless otherwise authorized by the Board of Directors, only on surrender and cancellation of the certificate transferred. No stock certificate shall be issued to a transferee until the transfer has been made on the books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

Dividends

Dividends may be declared at such times as the Board of Directors shall determine from the net earnings, or earned surplus, in accordance with law. Stock dividends may be declared if justified and provided capital is not impaired by such action.

ARTICLE VIII

Fiscal Year

Section 1. The fiscal year of the Corporation shall be the calendar year.

Section 2. As soon as practicable after the close of each fiscal year, the Board of Directors shall cause a report of the business and affairs of the Corporation to be made to the shareholders.

ARTICLE IX

Waiver of Notice

Whenever by statute or by the Articles of Incorporation or by these Bylaws any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

Indemnification by the Corporation

The Corporation shall indemnify to the full extent authorized or permitted by The General and Business Corporation Law of Missouri, as now in effect or as hereafter amended, any person made or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation) by reason of the fact that he/she is or was a director, officer, employee or agent of the Corporation or serves any other enterprises as such at the request of the Corporation.

The foregoing right of indemnification shall be deemed exclusive of any other rights to which such persons may be entitled apart from this Article X. The foregoing right of indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI

Amendments

The Board of Directors may make, alter, amend or repeal By-laws of the Corporation by a majority vote of the whole Board of Directors at any regular meeting of the Board or at any special meeting of the Board if notice thereof has been given in the notice of such special meeting. Nothing in this Article shall be construed to limit the power of the shareholders to make, alter, amend or repeal Bylaws of the Corporation at any annual or special meeting of shareholders by a majority vote of the shareholders present and entitled to vote at such meeting, provided a quorum is present.

No. CC0373952

STATE OF MISSOURI

Rebecca McDowell Cook
Secretary of State

CORPORATION DIVISION
CERTIFICATE OF ACCEPTANCE

I, REBECCA McDOWELL COOK, Secretary of State, of the State of Missouri, do hereby certify that duplicate copies of a resolution of

KLT ENERGY SERVICES INC.

Formerly,

a Missouri corporation relating to ACCEPTANCE OF CHAPTER 351,755 have been received in this office. The substance thereof is:

ACCEPTANCE UNDER THE CLOSE
CORPORATION LAW OF MISSOURI,
AS AMENDED

Said resolution is found to conform to law. ACCORDINGLY, I, by the virtue of the authority vested in me by law, hereby issue this Certificate of Acceptance.

IN TESTIMONY WHEREOF, I have set my hand and imprinted the GREAT SEAL of the State of Missouri, on this, the 19th day of MAY, 2000.

Rebecca McDowell Cook
Secretary of State

$25.00

State of Missouri

Rebecca McDowell Cook, Secretary of State

Corporations Division
P.O. Box 778, Jefferson City, MO 65102

James C. Kirkpatrick State Information Center
600 W. Main Street, Rm 322, Jefferson City, MO 65101

Amended Articles Accepting Close Corporation Law

(Submit in duplicate with filing fee of $25.00)

The corporation's Articles of Incorporation are hereby amended and restated by two-thirds of all outstanding shareholders on May 16, 2000 (Month/Day/Year) to become a statutory close corporation:

Article One

The name of the corporation is KLT Energy Services Inc. and it is a statutory close corporation.

Article Two

The name and address of its initial registered agent in this state is:

Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company 221 Bolivar Street, Jefferson City, MO 65101

Name | Street Address | City/State/Zip

Article Three

(A) The aggregate number, class and par value, if any, of shares which the corporation shall have authority to issue are as follows: 25,000 shares of common stock, all of which are without par value.

(B) The preferences, qualifications, limitations, restrictions, and the special or relative rights, including convertible rights, if any, in respect to the shares of each class are as follows:
There shall be no preferences, qualifications, limitations, restrictions or special or relative rights, including convertible rights, in respect of the shares herein authorized.

Article Four

(A) The transfer of shares by a living shareholder are as follows:
1. Governed by section 351.770; or
2. Stated as follows (state conditions for transfer): There are no conditions or restrictions on transfer.

(B) The transfer of shares of a deceased shareholder are as follows:
1. Governed by sections 351.780, 785 & 790 and modified as follows (state modifying conditions if any):

or

2. Governed by the following conditions: There are no conditions or restrictions on transfer.

Article Five
(Choose one)

☒ The corporation does not have a board of directors; or

☐ The number of directors to constitute the first board of directors is ________________.
Thereafter the number of directors shall be fixed by, or the manner provided in the bylaws. Any changes in the number will be reported to the Secretary of State within thirty calendar days of such change; or

☐ The number of directors to constitute the board of directors is ____________. (The number of directors to constitute the board of directors must be stated herein if there are to be less than three directors. The person to constitute the first board of directors may, but not need, be named.)

Article Six

The duration of the corporation is perpetual

Article Seven

The corporation is formed for the following purposes: The corporation is organized to engage in any lawful purpose.

Article Eight

This close corporation shall be dissolved in the following manner (complete both A & B):

(A) The following shareholder or shareholders have authority to dissolve the corporation (indicate all if all have authority and the percentage of votes required to vote on the dissolution, otherwise list name of individual shareholders with authority to dissolve): All shareholders have authority to vote on a proposal of dissolution. Such proposal must be approved by at least 2/3 of the votes entitled to be cast on the proposal.

(B) The above shareholder or shareholders may dissolve the corporation as follows:
1. At will (check here_x___); or
2. Upon the occurrence or the following specified event(s) or contingency(ies):

Article Nine

The following statement shall appear conspicuously on each share certificate:

The rights of shareholders in a statutory close corporation may differ materially from the rights of shareholders in other corporations. Copies of the articles of incorporation and bylaws, shareholders' agreements, and other documents, any of which may restrict transfers and affect voting and other rights, may be obtained by a shareholder on written request to the corporation. (351.760, RSMo)

Article Ten
(Any additional optional statements)

The effective date of this document is the date it is filed by the Secretary of State of Missouri, unless you indicate a future date, as follows: ______________________________
(Date may not be more than 90 days after the filing date in this office)

In affirmation thereof, the facts stated above are true.

Signature of Officer or Chairman of the Board	Jeanie Sell Latz Printed or Typed Name of Incorporators	May 16, 2000 Date of Signature

FILED AND CERTIFICATE
ISSUED

MAY 19 2000

SECRETARY OF STATE

KLT ENERGY SERVICES INC.

AMENDED AND RESTATED BYLAWS

JULY 3, 2000

KLT ENERGY SERVICES INC.

AMENDED AND RESTATED BYLAWS

ARTICLE I

Offices

Section 1. The registered office of the Corporation in the State of Missouri shall be at Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company, 221 Bolivar Street Jefferson City MO 65101.

Section 2. The Corporation also may have offices at such other places either within or without the State of Missouri as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

Section 1. All meetings of shareholders shall be held at such place within or without the State of Missouri as may be selected by the Board of Directors, but if the Board of Directors shall fail to designate a place for said meeting to be held, then the same shall be held at the registered office of the Corporation.

Section 2. An annual meeting of the shareholders shall be held on the second Tuesday of April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the Corporation and transacting such other business as may properly be brought before the meeting.

Section 3. Special meetings of the shareholders may be called by the President or by the holders of not less than one-fifth of all outstanding shares entitled to vote at such meeting.

Section 4. Written or printed notice of each meeting of the shareholders, annual or special, shall be given in the manner provided in the corporation laws of the State of Missouri. In case of a call for any special meeting, the notice shall state the time, place and purpose of such meeting.

Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at his address as it appears on the records of the Corporation.

Section 5. Meetings of the shareholders may be held without notice at any time and place, either within or without the State of Missouri, if all shareholders entitled to vote at any such meeting shall have waived notice thereof or shall be present in person or represented by proxy, and any action required to be taken by shareholders may be taken at any such meeting.

Section 6. At least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the officer having charge of the transfer book for shares of the Corporation. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Missouri, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any such meeting.

Section 7. Each outstanding share entitled to vote under the provisions of the Certificate of Incorporation of the Corporation shall be entitled to one vote on each matter submitted at a meeting of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 8. At any meeting of shareholders, a majority of the outstanding shares entitled to vote represented in person or by proxy shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the Certificate of Incorporation or by these Bylaws. The holders of a majority of the shares represented in person or by proxy and entitled to vote at any meeting of the shareholders shall have the right successively to adjourn the meeting to the same or a different location and to a specified date not longer than ninety days after any such adjournment, whether or not a quorum be present. The time and place to which any such adjournment is taken shall be publicly announced at the meeting, and no notice need be given of any such adjournment to shareholders not present at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy, as the bylaws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Section 10. The President of the Corporation shall convene all meetings of the shareholders and shall act as chairman thereof. The Shareholders may appoint any other officer

of the Corporation or shareholder to act as chairman of any meeting of the shareholders in the absence of the President.

The Secretary of the Corporation shall act as secretary of all meetings of shareholders. In the absence of the Secretary at any meeting of shareholders, the presiding officer may appoint any person to act as secretary of the meeting.

Section 11. Unless otherwise provided by statute or by the Certificate of Incorporation, any action required to be taken by shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Board of Directors

Section 1. Pursuant to Section 351.805, RSMo, the Articles of Incorporation of the Corporation provide that the Corporation shall operate without a board of directors.

Section 2. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, the shareholders.

Section 3. Unless the Articles of Incorporation provide otherwise, action requiring director approval or both director and shareholder approval is authorized if approved by the shareholders, and action requiring a majority or greater percentage vote of the board of directors is authorized if approved by the majority or greater percentage of the votes of shareholders entitled to vote on the action.

Section 4. A requirement by a state of the United States that a document delivered for filing contained a statement that specified action has been taken by the board of directors is satisfied by a statement that the Corporation is a statutory close corporation without a board of directors and that the action was approved by the shareholders.

Section 5. The shareholders by resolution may appoint one or more shareholders to sign documents as "designated directors".

Section 6. A shareholder is not liable for his act or omission, although a director would be, unless the shareholder was entitled to vote on the action.

ARTICLE IV

Officers

Section 1. The officers of the Corporation may include a President, one or more Vice Presidents, a Secretary, and a Treasurer, all of whom shall be appointed by the shareholders. Any one person may hold two or more offices except that the offices of President and Secretary may not be held by the same person.

Section 2. The officers shall be elected annually by the shareholders. The office of the Vice President may or may not be filled as may be deemed advisable by the shareholders.

Section 3. The shareholders may from time to time appoint such other officers as they shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as the shareholders or the President may from time to time determine.

Section 4. The officers of the Corporation shall hold office until their successors shall be chosen and shall qualify. Any officer appointed by the shareholders may be removed at any time by the affirmative vote of the shareholders. If the office of any officer becomes vacant for any reason, or if any new office shall be created, the vacancy may be filled by the shareholders.

Section 5. The salaries, if any, of all officers of the Corporation shall be fixed by the shareholders.

ARTICLE V

Powers and Duties of Officers

Section 1. The President shall have general and active management of, and exercise general supervision of, the business and affairs of the Corporation, subject, however, to the right of the shareholders to delegate any specific power to any other officer or officers of the Corporation, and shall see that all orders and resolutions of the shareholders are carried into effect. He/she may sign with the Secretary of the Corporation stock certificates, deeds, mortgages, bonds, contracts or other instruments; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the shareholders from time to time. The President shall preside at all meetings of the shareholders.

Section 3. In the absence of the President or in the event of his/her inability or refusal to act, the Vice President (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of election) shall perform the duties of the President and when so acting, shall have the powers of the President, and shall perform such other duties as from time to time may be assigned to him/her by the President or by the shareholders.

Section 4. The Secretary shall attend all meetings of the shareholders and shall keep the minutes of such meetings. He/she shall give, or cause to be given, notice of all meetings of the shareholders, and shall perform such other duties as may be prescribed by the shareholders or President.

The Secretary shall keep the corporate books and records, prepare the necessary reports to the State and to the directors. He/she shall in all respects perform those usual and customary duties which such officer performs in business corporations.

Section 5. The Treasurer shall have the custody of all moneys and securities of the Corporation. He/she is authorized to collect and receive all moneys due the Corporation and to receipt therefor, and to endorse in the name of the Corporation and on its behalf, when necessary or proper, all checks, drafts, vouchers or other instruments for the payment of money to the Corporation and to deposit the same to the credit of the Corporation in such depositaries as may be designated by the shareholders. He/she is authorized to pay interest on obligations and dividends on stocks of the Corporation when due and payable. He/she shall, when necessary or proper, disburse the funds of the Corporation, taking proper vouchers for such disbursements. He/she shall render to the shareholders and the President, whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the Corporation. He/she shall perform such other duties as may be prescribed by the shareholders or the President.

Section 6. Unless otherwise ordered by the shareholders, the President or any Vice President of the Corporation (a) shall have full power and authority to attend and to act and vote, in the name and on behalf of this Corporation, at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock, and (b) shall have full power and authority to execute, in the name and on behalf of this Corporation, proxies authorizing any suitable person or persons to act and to vote at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting the person or persons so designated shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock.

ARTICLE VI

Certificates of Stock

Section 1. The shareholders shall provide for the issue, transfer and registration of the certificates representing the shares of capital stock of the Corporation, and shall appoint the necessary officers, transfer agents and registrars for that purpose.

Section 2. Until otherwise ordered by the shareholders, stock certificates shall be signed by the President or a Vice President and by the Secretary. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any stock certificate or certificates shall cease to be such officer or officers of the Corporation,

whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 3. Transfers of stock shall be made on the books of the Corporation only by the person in whose name such stock is registered or by his attorney lawfully constituted in writing, and unless otherwise authorized by the shareholders, only on surrender and cancellation of the certificate transferred. No stock certificate shall be issued to a transferee until the transfer has been made on the books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

Dividends

Dividends may be declared at such times as the shareholders shall determine from the net earnings, or earned surplus, in accordance with law. Stock dividends may be declared if justified and provided capital is not impaired by such action.

ARTICLE VIII

Fiscal Year

Section 1. The fiscal year of the Corporation shall be the calendar year.

ARTICLE IX

Waiver of Notice

Whenever by statute or by the Certificate of Incorporation or by these Bylaws any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

Indemnification by the Corporation

The Corporation shall indemnify to the full extent authorized or permitted by The General and Business Corporation Law of Missouri, as now in effect or as hereafter amended, any person made or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation) by reason of the fact that he/she is or was a shareholder, officer, employee or agent of the Corporation or serves any other enterprises as such at the request of the Corporation.

The foregoing right of indemnification shall be deemed exclusive of any other rights to which such persons may be entitled apart from this Article X. The foregoing right of indemnification shall continue as to a person who has ceased to be a shareholder, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI

Amendments

The shareholders may make, alter, amend or repeal Bylaws of the Corporation at any annual or special meeting of shareholders by a majority vote of the shareholders present and entitled to vote at such meeting, provided a quorum is present.

Exhibit F-12

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
000001	Basic Allocation - 100%	A
000002	Paid Absence Loading %	A
000003	Payroll Taxes Loading %	A
000004	Pensions Loading %	A
000005	Payroll Insurance Loading %	A
000006	Unpaid Labor Hours	A
100000	Cash in banks	A
100001	Cash - Bank of America- LV	A
100100	Imprest funds	A
101001	Repurchase agreements	A
101002	Tax free money market-equiv	A
101003	Equivalent-federal funds	A
110000	Misc short-term investments	A
110001	Warren D Nadel preferred stock	A
110002	Sami-preferred stock fund	A
120000	Misc accounts receivable	A
120002	Accounts Receivable-Oil & Gas	A
120050	Allowance - doubtful accounts	A
120100	Oth A/R Dfd Mdse-PR Deduc	A
120200	Receivables to be invoiced	A
120500	Interest receivable	A
120600	Interest receivable-affiliate	A
120700	Dividends receivable	A
121001	A/R CLS LLC	A
121004	A/R Municipal Parking Solution	A
121101	A/R CLS-KC	A
121102	A/R - Nationwide Electric	A
122000	A/R - KLT Inc.	A
122001	A/R - KLT Investments	A
122002	A/R - KLT Investments II	A
122003	A/R - Energetechs	A
122004	A/R - KLT Energy Services	A
122005	A/R - KLT Gas	A
122006	A/R - KLT Telecom	A
122007	A/R - KLT Power	A
122100	A/R - Custom Energy	A
122101	A/R - Far Gas	A
122102	A/R - Apache Canyon	A
122103	A/R - Municipal Solutions	A
122104	A/R - Telemetry Solutions	A
122105	A/R - KVA Power	A
122106	A/R - NPMC	A
122107	A/R - KLT Iatan Inc.	A
122108	A/R - KLT Iatan II LLC	A
122109	A/R - KLT Power Interntnal 2	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its		
subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
122110	A/R - CMI Power International	A
122111	A/R - KLT Power Bermuda	A
122112	A/R - KLT Power Latin America	A
122113	A/R - KLT Power Asia	A
122114	A/R - Worry Free Services	A
122115	A/R - Copier Solutions	A
122116	A/R-Gas Operating Co	A
122117	A/R-Signal Sites	A
122118	A/R-Strategic Energy	A
122119	A/R-Forest City, LLC	A
122200	A/R - Simmons	A
122201	A/R - Advanced Measurement Sol	A
122202	A/R - KLT Power Mauritius	A
122203	A/R-Digital Teleport Inc.	A
122204	A/R - Forest City	A
122300	A/R - KEI Energy Ltd	A
122999	A/R - KCPL	A
125000	Notes receivable - current	A
126004	N/R - Municipal Parking Sol	A
126007	N/R - NPC	A
127100	N/R - Strategic Energy	A
127103	N/R - Municipal Solutions	A
127104	N/R - Telemetry Solutions	A
127105	N/R - KVA	A
127106	N/R Simmons	A
127107	N/R AMS	A
127108	Notes receivable-IDI	A
127109	N/R - Copier Solutions	A
127110	N/R-CLS	A
127111	N/R - Digital Teleport, Inc.	A
127155	KVA Valuation Allowance	A
130000	Equipment inventory	A
131000	Copier Solutions Inventory	A
140000	Advances to employees	A
141000	Prepaid expenses	A
141100	Prepaid oil and gas lease oper	A
142000	Other current assets	A
143000	Swap Receivable	A
150001	Investment in KLT Investments	A
150002	Investment in Investments II	A
150003	Investment in Energetechs	A
150004	Investment in KLT Energy Svcs	A
150005	Investment in KLT Gas	A
150006	Investment in KLT Telecom	A
150007	Investment in KLT Power	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
150051	Earnings of KLT Investments	A
150052	Earnings of Investments II	A
150053	Earnings of Energetechs	A
150054	Earnings of Energy Services	A
150055	Earnings of KLT Gas	A
150056	Earnings of KLT Telecom	A
150057	Earnings of KLT Power	A
150100	Investment in Custom Energy	A
150101	Investment in Far Gas	A
150102	Investment in Apache Canyon	A
150103	Investment-Municipal Solutions	A
150104	Investment-Telemetry Solutions	A
150105	Investment in KVA Power	A
150106	Investment in NPMC	A
150107	Investment in KLT Iatan Inc.	A
150108	Investment in KLT Iatan II LLC	A
150109	Investment KLT Power Internl 2	A
150110	Investment in CMI Power Intrnl	A
150111	Investment in Power Bermuda	A
150112	Investment-Power Latin America	A
150113	Investment in KLT Power Asia	A
150114	Investment in Copier Solutions	A
150115	Investment in Signal Sites	A
150150	Earnings of Custom Energy	A
150151	Earnings of Far Gas	A
150152	Earnings of Apache Canyon	A
150153	Investment in MS	A
150154	Investment in TS	A
150155	Earnings of KVA Power	A
150156	Earnings of NPMC	A
150157	Earnings of KLT Iatan Inc.	A
150158	Earnings of KLT Iatan II LLC	A
150159	Earnings of KLT Power Intrntl2	A
150160	Earnings of CMI Power Interntl	A
150161	Earnings of Power Bermuda	A
150162	Earnings of Power Latin Americ	A
150163	Earnings of Power Asia	A
150164	Earnings in Copier Solutions	A
150165	Eqty in earnings-Signal Sites	A
150200	Investment in Simmons	A
150201	Investment Adv Measuremt Sol	A
150202	Investment in Power Mauritius	A
150250	Earnings of Simmons	A
150251	Investment in AMS	A
150252	Earnings of Power Mauritius	A

Great Plains Energy Incorporated
Form U5S
Exhibit F-12

The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001.

Acct	Descr	Status
150254	Solutions Valuation Allow	A
150300	Investment in KEI Energy Ltd	A
150350	Earnings of KEI Energy	A
151000	Misc equity method investments	A
151001	Investment in CLS LLC	A
151002	Lyco Energy Corp Common	A
151003	Bar Gas LLC	A
151004	Municipal Parking Solutions LL	A
151005	Intelligent Devices Inc.	A
151006	Iatan Power Partners LP	A
151007	NPC	A
151008	Downtown Hotel Group LLC	A
151009	Investment in Galt	A
151010	Investment Nationwide Electric	A
151011	Investment in DTI	A
151012	Investment in Lorencito Gas	A
151013	Investment in CEL	A
151014	Investment in SEL	A
151015	Investment in Patrick Gas, LLC	A
151016	Lyco Valuation Reserve	A
151051	Equity in earnings of CLS	A
151052	Equity in earnings of Lyco	A
151053	Equity in earnings of Bar Gas	A
151054	Equity in earnings of MPS	A
151055	Equity in earnings of IDI	A
151056	Equity in earnings of IPP	A
151057	Equity in earnings of NPC	A
151058	Equity in earnings of DT Hotel	A
151059	Eqty in earn of Galt	A
151060	Eqty in Earnings-Nationwide El	A
151061	Equity in earnings-DTI	A
151062	Equity in earnings-Lorencito	A
151063	Equity in earnings of CEL	A
151064	Equity in earnings of SEL	A
151065	Equity in earnings Patrick	A
151105	Investment in IDI	A
151155	IDI goodwill accumulated amort	A
152001	National Equity Fund 1992	A
152002	National Equity Fund 1993	A
152003	National Equity Fund 1994	A
152004	National Equity Fund 1995	A
152005	Boston Capital	A
152006	Nationwide Housing Group	A
152007	Related Capital Fund I	A
152008	Related Capital Fund II	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
152009	Gateway	A
152010	Napico	A
152011	Boston Financial	A
152012	East Coast Capital I	A
152013	East Coast Capital II	A
152014	McDonald	A
152015	Richman	A
152016	Arcand	A
152017	Housing MO Equity Fund	A
152018	NHT III	A
152019	Banc One	A
152020	WNC	A
152021	MO Affordable Housing Fund V	A
152022	MO Affordable Housing Fund VI	A
152023	MAHF VII	A
152024	Aurora Family Apartments	A
152025	Boston Financial MO tax credit	A
152026	MAHF IX	A
152051	Amortization of NEF	A
152052	Writedown of NEF Fund	A
152056	Writedown of Nationwide Hsing	A
152063	Earnings of East Coast Capital	A
152066	Earnings of Arcand	A
152067	Earnings of Hsing MO Eqty Fund	A
152068	Earnings of NHT III	A
152069	Earnings of Banc One	A
152070	Earnings of WNC	A
152071	Amortization of MAHF 5	A
152072	Amortization of MAHF 6	A
152073	Amortization of MAHF 7	A
152301	Amortization of MAHF VI	A
152302	Amortization of MAHF VI	A
152303	Amortization of MAHF VI	A
152304	Amortization of AFA	A
152305	Amortization of BF MO tax cred	A
152306	Amortization of MAHF IX	A
153000	Global 30-6 LLP	A
153001	Global 31-6 LLP	A
153002	Frontier LLP	A
153003	Ward Lake LLP	A
153004	Hallwood LLP	A
153005	Miller LLP	A
153050	Acc amortization - Global 30-6	A
153051	Acc amortization - Global 31-6	A
153052	Acc amortization - Frontier	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
153053	Acc amortization - Ward Lake	A
153054	Acc amortization - Hallwood	A
153055	Acc amortization - Miller	A
154000	Misc cost method investments	A
154001	CFB Venture Capital II	A
154002	Kansas City Equity Partners VC	A
154003	Envirotech VCF	A
154004	CellNet stock	A
154005	Government securities	A
154006	Marketable debt securities	A
154007	Lyco Energy preferred stock	A
154008	Digital Teleport Inc preferred	A
154009	eChannel preferred stock/warr	A
154010	Lyco Lease Acquisition LLP	A
154011	Yichang 1	A
154012	Costanera common stock	A
154013	CBA common stock	A
154014	NW Pfd-Mand Redeem Stk	A
154015	NW Pfd-Non-Mand Redeem. Stk	A
154016	Bracknell Corp. Common Stock	A
154017	Evergreen Preferred Stock	A
154018	Evergreen Common Stock	A
160000	Miscellaneous N/R	A
160001	N/R - Diasys	A
161100	N/R - Custom Energy	A
161103	N/R - Municipal Solutions	A
161104	N/R - Telemetry Solutions	A
161105	N/R - KVA	A
161106	KVA LT Valuation Allowance	A
162004	N/R - Municipal Parking Soluti	A
162007	N/R - NPC	A
170000	Leasehold improvements	A
170001	Office furniture	A
170002	Office equipment	A
170003	Software	A
170004	Buildings	A
170005	Land-Compressor Site	A
170007	Lease Equipment	A
171000	Prepaid Drilling/Completion	A
171100	Undeveloped leaseholds	A
171200	Developed leaseholds	A
171300	Intangible drilling costs	A
171350	Intangible completion costs	A
171400	Equipment - before casing	A
171450	Equipment - after casing	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
171500	Equipment cost - facilities	A
171600	Equipment-Vehicles	A
171602	Generators/Compressors	A
171700	Junk Equipment	A
175000	Accum depreciation - leasehold	A
175001	Accum depreciation - furniture	A
175002	Accum depreciation - office eq	A
175003	Accum depreciation - Software	A
175004	Accum depreciation - Buildings	A
176000	Accum DD&A on oil/gas property	A
176001	Accumulated sale	A
180000	Suspense	A
180001	Deferred organization costs	A
180002	Deferred loan origination fees	A
180003	Gas Hedge Deferred Payment	A
180051	Accum amortization - def org	A
180052	Accum amortization - loan orig	A
180100	Deferred development - labor	A
180101	Deferred development - legal	A
180102	Deferred development - consult	A
180103	Deferred development - other	A
180150	Accum amortization - deferred	A
180151	Accum amortization - deferred	A
180152	Accum amortization - deferred	A
180153	Accum amortization - deferred	A
181000	License agreement	A
181001	Project rights	A
181050	Accum amortization - license	A
181051	Accum amortization - rights	A
182000	Goodwill	A
182001	Goodwill-2000 acquistion	A
182002	Goodwill-2001 acquisition	A
182050	Accum amortization goodwill	A
182051	Accumulated amort-SEL	A
182052	Accum Amortiz-SEL 2001 acquis	A
183000	Patents	A
183050	Accumulated amort - Patents	A
200000	Accounts payable	A
200010	Travel card liability	A
202000	A/P - KLT Inc.	A
202001	A/P - KLT Investments	A
202002	A/P - KLT Investments II	A
202003	A/P - Energetechs	A
202004	A/P - KLT Energy Services	A
202005	A/P - KLT Gas	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its		
subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
202006	A/P - KLT Telecom	A
202007	A/P - KLT Power	A
202100	A/P - Custom Energy	A
202101	A/P - Far Gas	A
202102	A/P - Apache Canyon	A
202103	A/P - Municipal Solutions	A
202104	A/P - Telemetry Solutions	A
202105	A/P - KVA Power	A
202106	A/P - NPMC	A
202107	A/P - KLT Iatan Inc.	A
202108	A/P - KLT Iatan II LLC	A
202109	A/P - KLT Power Internationl 2	A
202110	A/P - CMI Power International	A
202111	A/P - KLT Power Bermuda	A
202112	A/P - KLT Power Latin America	A
202113	A/P - KLT Power Asia	A
202114	A/P - Copier Solutions	A
202115	A/P-Signal Sites	A
202116	A/P-Gas Operating Co	A
202200	A/P - Simmons	A
202201	A/P - Adv Measurement Solution	A
202202	A/P - KLT Power Mauritius	A
202300	A/P - KEI Energy Ltd	A
202999	A/P - KCPL	A
210000	Short-term notes payable	A
215000	Current maturities of LTD	A
220000	Federal income tax	A
220001	State income tax	A
221000	FICA tax - employer	A
221001	Federal unemploymnt tax payabe	A
221002	State unemployment tax payable	A
221010	Other tax liability	A
222000	Withholding taxes - Federal	A
222001	Withholding taxes - Missouri	A
222002	Withholding taxes - Kansas	A
222003	Withholding taxes - KCMO	A
222004	Withholding tax-Employee FICA	A
222005	Withholding taxes-CA	A
222006	Withholding taxes-CO	A
223001	Life insurance liability	A
223002	LTD liability	A
223003	Dependent Care liability	A
223004	Medical Reimb. liability	A
223005	401k employee liability	A
223006	401k employer match liability	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
223007	ESP loans payable	A
223008	Dollar Aide Liability	A
223009	PAC withholding payable	A
230001	Interest payable-G. Simmons	A
230002	Interest Payable-Affiliate	A
230003	Interest Payable-M. Canterbury	A
230004	Interest payable-K. Dockery	A
230010	Interest pay-NHG 3/31/95	A
230011	Interest pay-NHG 5/15/95	A
230020	Interest pay-Related 5/15/95	A
230021	Interest pay-Related 7/20/95	A
230022	Interest pay-Related 10/3/95	A
230030	Interest pay-NAPICO 8/26/95	A
230031	Interest pay-NAPICO 11/4/95	A
230032	Interest pay-NAPICO 6/30/96	A
230033	Interest pay-NAPICO 8/11/96	A
230040	Interest pay-Bostn Fin 8/12/95	A
230041	Interest pay-Bostn Fin 12/9/95	A
230050	Interest pay-ECC 8/22/95	A
230051	Interest pay-ECC 2/1/96	A
230052	Interest pay-ECC 8/1/96	A
230053	Interest pay-ECC 8/18/96	A
230060	Interest pay-Richman 11/1/95	A
230061	Interest pay-Richman 1/1/96	A
230062	Interest pay-Richman 4/1/96	A
230063	Interest pay-Richman 7/1/96	A
230070	Interest pay-Arcand 11/3/95	A
230071	Interest pay-Arcand 4/1/96	A
230072	Interest pay-Arcand 10/1/96	A
230073	Interest pay-Arcand 12/21/96	A
230074	Interest pay-Arcand 5/1/97	A
230075	Interest pay-Arcand 10/1/97	A
230080	Interest pay-Gateway 5/30/95	A
230081	Interest pay-Gateway 12/1/95	A
230090	Interest pay-Mc Donald 9/1/95	A
230100	Interest pay-NHT III 5/12/96	A
230110	Interest pay-WNC II 11/2/96	A
230111	Interest pay-WNC II 3/1/97	A
230120	Interest pay-MAHF VI 3/21/98	A
230121	Interest payable - MAHF VI 3/2	A
230122	MAHF VI 1/29/98	A
230123	MAHF VII 1/29/98	A
230130	Interest pay-Banc One 3/21/98	A
230131	Int Pay-Boston Fin'l MO Tax Cr	A
230132	Interest payable-MAHF IX	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
231000	Interest Payable-LOC	A
231001	Interest SWAP pay/rec	A
232000	Miscellaneous interest payable	A
232001	Interest pay-Gaylon Simmons	A
232002	Interest pay-Howard Dockery	A
232003	Interest pay-Myra Canterbury	A
232004	Interest pay-Kevin Dockery	A
233000	Intercompany Interest Payable	A
234205	Due to KLT Gas	A
240000	Accrued payroll	A
240001	Accrued vacation	A
240002	Paid Vacations Current Year	A
240003	Payroll reserve	A
240010	Blue Spruce Incen Accrual	A
240011	Hallwood Incen Accrual	A
240012	Frontier Incen Accrual	A
240013	Global 30-6 Incen Accrual	A
240014	Global 31-6 Incen Accrual	A
240015	Miller Shale Incen Accrual	A
240016	Beta Energy Comm Accrual	A
240017	USI Comm Accrual	A
240018	Meridian Comm Accrual	A
240019	FARC Contg Pymt Accrual	A
240100	Accounts Payable-Sev/Ad Val	A
240101	Royalty Interest Payable	A
241000	Current NEF 1992	A
241001	Current NEF 1993	A
241002	Current NEF 1994	A
241003	Current NEF 1995	A
241100	Cash back from partnerships	A
241200	Current subscriptions	A
242000	Other current liabilities	A
243000	Swaps Payable	A
250010	Note-NHG 3/31/95	A
250011	Note-NHG 5/15/95	A
250020	Note-Related 5/15/95	A
250021	Note-Related 7/20/95	A
250022	Note-Related 10/3/95	A
250030	Note-NAPICO 8/26/95	A
250031	Note-NAPICO 11/4/95	A
250032	Note-NAPICO 6/30/96	A
250033	Note-NAPICO 8/11/96	A
250040	Note-Boston Financial 8/12/95	A
250041	Note-Boston Financial 12/9/95	A
250050	Note-East Coast Capitl 8/22/95	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
250051	Note-East Coast Capital 2/1/96	A
250052	Note-East Coast Capital 8/1/96	A
250053	Note-East Coast Capitl 8/18/96	A
250060	Note-Richman 11/1/95	A
250061	Note-Richman 1/1/96	A
250062	Note-Richman 4/1/96	A
250063	Note-Richman 7/1/96	A
250070	Note-Arcand 11/3/95	A
250071	Note-Arcand 4/1/96	A
250072	Note-Arcand 10/1/96	A
250073	Note-Arcand 12/21/96	A
250074	Note-Arcand 5/1/97	A
250075	Note-Arcand 10/1/97	A
250080	Note-Gateway 5/30/95	A
250081	Note-Gateway 12/1/95	A
250090	Note-Housing MO 8/95	A
250100	Note-Mc Donald 9/1/95	A
250110	Note-NHT III 5/12/96	A
250120	Note-WNC II 11/2/96	A
250121	Note-WNC II 3/1/97	A
250129	Notes payable - WNC II 3/1/96	A
250130	Note-MAHF V 3/21/98	A
250131	Notes payable - MAHF V 3/21/97	A
250132	MAHF VI 1/29/98	A
250133	MAHF VII 1/29/98	A
250140	Note-Banc One 3/21/98	A
250141	N/P-Boston Fin'l MO tax credit	A
250142	Note Payable-MAHF IX	A
251000	First Chicago line of credit	A
251001	Great Plains Energy Line of Cr	A
252001	Note-Gaylon Simmons	A
252002	Note-Howard Dockery	A
252003	Note-Myra Canterbury	A
252004	Note-Kevin Dockery	A
252005	Notes Payable-Frank Groenteman	A
253000	Intercompany Notes Payable	A
260001	Federal deferred tax	A
260002	State deferred tax	A
280000	State	A
280001	Delayed equity contr-NEF 1992	A
280002	Delayed equity contr-NEF 1993	A
280003	Delayed equity contr-NEF 1994	A
280004	Delayed equity contr-NEF 1995	A
280005	Delayed eqty contr.-Aurora	A
280006	Delayed equity contr-MO Housin	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
280010	Subscriptions	A
281000	Deferred compensation	A
282000	Deferred Revenue	A
285000	Other deferred credits	A
290000	Notes payable-affiliate	A
300000	Common Stock/LLC contr capital	A
301000	Paid in capital-excess of par	A
310000	Retained earnings	A
311000	Dividends declared	A
320000	Unrealized gain/losses-Mkt sec	A
320001	Unreal Gain/Loss-Derivatives	A
321000	Foreign currency gains &losses	A
400001	Equity in earnings-Investments	A
400002	Equity in earnings-Investmnts2	A
400003	Equity in earnings-Energetechs	A
400004	Equity in earnings-Energy Svc	A
400005	Equity in earnings-KLT Gas	A
400006	Equity in earnings-Telecom	A
400007	Equity in earnings-Power	A
400100	Equity in earnings-Cust Energy	A
400101	Equity in earnings-Far Gas	A
400102	Equity in earnings-Apache	A
400103	Equity in earnings-M Solutions	A
400104	Equity in earnings-Telemetry	A
400105	Equity in earnings-KVA	A
400106	Equity in earnings-NWPM	A
400107	Equity in earnings-Iatan	A
400108	Equity in earnings-Iatan 2	A
400109	Equity in earnings-PI 2	A
400110	Equity in earnings-CMI	A
400111	Equity in earnings-Bermuda	A
400112	Equity in earnings-Latin Amer	A
400113	Equity in earnings-Power Asia	A
400114	Eqty in earn-Copier Solutions	A
400115	Eqty in earnings-Signal Sites	A
400200	Equity in earnings-Simmons	A
400201	Equity in earnings-Adv Meas	A
400202	Equity in earnings-Mauritius	A
400300	Equity in earnings - KEI	A
401000	Eq earnings-KCDT, PWRIN, PSS	A
401001	Equity in earnings of CLS	A
401002	Equity in earnings of Lyco	A
401003	Equity in earnings of Bar Gas	A
401004	Equity in earnings of MPS	A
401005	Equity in earnings of IDI	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
401006	Equity in earnings of IPP	A
401007	Equity in earnings of NPC	A
401008	Equity in earnings of DT Hotel	A
401009	Equity in earnings of NHT III	A
401010	Equity in earnings of WNC	A
401011	Equity in earnings of ECC II	A
401012	Equity in earnings of Banc One	A
401013	Equity in Earn-Housing MO	A
401014	Equity in Earn-Arcand IV	A
401015	Equity in earnings-Galt	A
401016	Eqty in Erngs-Nationwide Elect	A
401017	Equity in Earnings-Stroud Oil	A
401018	Equity in earnings-DTI	A
401019	Equity in Earnings-Custom Ener	A
401020	Equity in earnings-CEL	A
401021	Equity in Earnings-SEL	A
401022	Equity in earnings Lorencito	A
401023	Equity in earnings Patrick	A
402000	Non-taxable interest income	A
402001	Taxable interest income	A
402002	State exempt interest income	A
402003	Federal exempt interest income	A
403000	Dividend income - 70% DRD	A
403001	Dividend income - 80% DRD	A
403002	Dividends - Foreign investmt	A
403003	Dividend Income	A
404000	Realized gains	A
404001	Realized losses	A
404002	Unrealized gains	A
404003	Unrealized losses	A
404004	Hedging gain/loss	A
405001	Consulting fees	A
406000	Gain/Loss on Property	A
410000	Royalty income - Oil sales	A
410001	Royalty income - Gas sales	A
410002	Royalty income - NGL sales	A
410100	Working interest revenue-Oil	A
410101	Working interest revenue-Gas	A
410102	Working interest revenue-NGL	A
410200	Estimated Oil & Gas Revenue	A
410500	Revenue deductions	A
420001	Revenue-Site Acquisition Fees	A
420002	Revenue-Site Lease Income	A
430000	Revenue - Tower Lease	A
500000	Cost of Sales	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its		
subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
500001	LOE-general	A
500002	LOE-direct labor	A
500003	LOE-Transportation	A
500004	LOE-Production supv/eng svcs	A
500005	LOE-Roustabout/contractor svcs	A
500006	LOE-Permits and licenses	A
500007	LOE-Well servicing	A
500008	LOE-Chemicals	A
500009	LOE-Pump repairs and parts	A
500010	LOE-Electricity	A
500011	LOE-Fuel, oil, lubricants	A
500012	LOE-Materials and supplies	A
500013	LOE-Salt water disposal	A
500014	LOE-Contract pumping	A
500015	LOE-Compression/dehydration	A
500016	LOE-Overhead	A
500017	LOE-Insurance	A
500018	LOE-Severence taxes	A
500019	LOE-Ad Valorem taxes	A
500020	Estimated Severance Taxes	A
500021	LOE-Compression	A
500022	Severance Tax Expense	A
500023	Oil & Gas Processing	A
500024	LOE-Gas Gathering	A
500025	LOE-Gas Marketing	A
501000	Accounts receivable write-offs	A
502000	Far Gas commission expense	A
503000	Prod dev-outside consulting	A
503001	Prod dev-outside legal	A
503002	Prod dev-outside legal-finl	A
503003	Prod dev-outside engineering	A
503004	Prod dev-Financial advisors	A
503005	Environmental engineers	A
503006	Owner's engineers	A
503007	KCPL employees services	A
503008	NPE services for KVA/NPMC	A
510000	COGS-Site Lease Payments	A
510001	COGS-Site Acquisition Costs	A
510002	COGS-Easter Seals	A
600001	KLT Inc. employee labor	A
600002	KLT Power employee labor	A
600003	KLT Gas employee labor	A
600004	Energy Svcs employee labor	A
600005	Mun Solutions employee labor	A
600006	MPS employee labor	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its		
subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
600007	TS employee labor	A
600008	CS employee labor	A
600009	Signal Sites employee labor	A
600100	KCPL employee labor	A
600101	Contract labor	A
600102	Temporary services	A
600103	KCPL Service Agreements	A
601000	Benefits allocated-contra	A
601001	Insurance premiums	A
601002	401-k/deferred comp- match	A
601003	Miscellaneous benefits	A
601004	Vacation and paid absences	A
601005	Pension expense	A
601006	Capital accumulation plan	A
601007	Education assistance	A
601100	Employer FICA	A
601101	Unemployment taxes - federal	A
601102	Unemployment taxes - state	A
601103	Unemployment taxes-KS	A
601104	Unemployment taxes - MN	A
601105	Unemployment taxes - TX	A
602000	Office rent	A
602001	Office equipment rent	A
602002	Computer leases	A
602003	Maintenance-office equipment	A
602004	Computer Equipment	A
602100	Postage	A
602101	Licenses and fees	A
602102	Communication/telephone exp	A
602103	Reproduction expenses	A
602104	Subscriptions/materials	A
602105	Miscellaneous office expense	A
602106	Tax penalities and interest	A
603200	Relocation - moving	A
603201	Relocation - housing	A
603202	Relocation - travel & living	A
603203	Relocation - KLT Office Move	A
603300	Professional placement service	A
603301	Recruiting - meals	A
603302	Recruiting - travel & living	A
603303	Recruiting - other	A
603400	Transportation	A
603401	Travel - living	A
603402	Meals/entertainment	A
603403	Conferences/seminars	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
603500	Outside consulting	A
603501	Outside legal	A
603502	Other outside services	A
603600	Property insurance	A
603601	General liability insurance	A
603602	Workers comp insurance	A
603610	Bonding Fees	A
603700	Trade/technical memberships	A
603701	Marketing expenses	A
603702	Procurement card expense	A
603703	Miscellaneous expense	A
604000	Charitable Contributions	A
700000	Depreciation-office furniture	A
700001	Depreciation-office equipmt	A
700002	Depreciation-leasehold imp	A
700003	Depreciation-buildings	A
701000	DD&A-Oil/Gas properties	A
702000	Amortization-goodwill	A
702001	Amortization-license agreemt	A
702002	Amortization-rights	A
702003	Amortization-deferred costs	A
702004	Investment amortization	A
702005	Amortization-Bond Premium	A
800000	Federal current income tax	A
800001	Foreign Tax Credit-Current	A
800010	State current - MO income tax	A
800100	Federal deferred income tax	A
800110	State deferred income	A
800200	Section 42 AH Fed tax credits	A
800201	Section 29 alt fuel credits	A
800202	Federal rehab tax credit	A
800203	Enterprise Zone Tax Credits	A
800210	Section 42 AH state tax credit	A
801000	Property taxes - personal prop	A
801001	Franchise taxes	A
801002	Other taxes	A
802000	Property tax expense	A
900000	LT debt interest - bank notes	A
900001	Affordable housing notes	A
900002	Other notes	A
900003	Interest SWAP income/exp	A
900004	Interco interest allocation	A
900005	Interest due GPE	A
900010	Amortization-loan origin fees	A
900011	Commitment fees - LT Debt	A

Great Plains Energy Incorporated		
Form U5S		
Exhibit F-12		
The chart of accounts of KLT Inc. and its		
subsidiaries as of December 31, 2001.		
Acct	**Descr**	**Status**
900012	Amortization-Amendment Fee	A
901000	Short Term Interest Exp	A
901010	Commitment fees-ST Debt	A
902000	Letter of Credit fees	A
950000	Nonoperating realized gains	A
950001	Nonoperating unrealized gains	A
950100	Nonoperating realized loss	A
950101	Nonoperating unrealized loss	A
950200	Other Miscellaneous Income	A
990000	Minority Interests	A
999999	Suspense	A

Great Plains Energy Incorporated
U5S
Exhibit F-13

The chart of accounts of R. S. Andrews Enterprises Inc. and its subsidiaries as of December 31, 2001.

Account Number Schema
5 segments - xxx-x-xxx-xxxx-xxx
1st segment – Location Number
2nd segment – Customer Type
3rd segment – Line of Business
4th segment – Account Number
5th segment – Entity ID Number (intercompany accounts)
All lines of business beginning with 0 are Enterprises, all others are field locations.
Example – 010-0-000-1100-070 is Services – Corporate – Corporate – Related Party Receivable – Raleigh Air

Example – 010-1-150-4050-000 is Services – Residential – HVAC Installation Residential – Sales

Example – 010-0-000-7010-000 is Services – Corporate – Corporate – Bank Card/Credit Card Fees

Current Segment Identifications:

Locations:

000	Enterprises
001	Eliminations
010	Services
011	Comfort Zone (Inactive)
012	Mead Royal (Inactive)
013	Holt
014	Powers
015	AAA (Inactive)
016	Building Systems Analysis
017	Reese
020	AB May
021	Bone (Inactive)
022	A-1
030	Air Professionals
031	Carter
040	Hamrick Daviston
050	Tidewater
051	Simpson
060	Davis
061	Berkeley
070	Raleigh
080	Total
090	C&R (Deep South)
091	Arrow
100	Premier
101	Pest Control – Fayetteville
102	Pest Control – Alpharetta
103	Pest Control – Conyers
104	Pest Control - Columbus
110	Chilltrol
120	Frederick

Customer Type:

0	Corporate
1	Residential
2	Commercial
3	New Construction (Residential)
4	New Construction (Commercial)

Line of Business:

000	Corporate
005	Finance
010	Accounting
015	Sales
020	Strategic Planning
025	Marketing
030	Information Tech.
035	Operations
040	Legal
045	Human Resources
050	Home Warranty
055	Commercial
060	Corporate Admin.
065	Internal Audit
100	HVAC
150	HVAC Installation
180	Solar Heating
200	Plumbing
250	Plumbing Construction
300	Electrical
400	Appliance
500	HVAC Agreement
600	Home Warranty
700	Windows
750	Roofing
800	Inspections
900	Termite
910	Pest Control
920	Pretreat
930	Renewal (Termite/Pest)
999	Other

Great Plains Energy Incorporated
U5S
Exhibit F-13
"R.S. Andrews Services, Inc "
YEAR 2002
CHART OF ACCOUNTS

Cash	010-0-000-0000-000	Untranslated
	010-0-000-1010-000	Cash
	010-0-000-1010-001	Cash - Nations Bank - Operating
	010-0-000-1010-002	Cash - Nations Bank - Payroll
	010-0-000-1010-003	Cash -
	010-0-000-1010-004	Cash -
	010-0-000-1010-005	Cash -
	010-0-000-1010-006	Cash -
	010-0-000-1010-007	Cash -
	010-0-000-1010-008	Cash -
Short-Term Investments		
	010-0-000-1020-000	Short Term Investments
Accounts Receivable		
	010-0-000-1030-000	Accounts Receivable
	010-0-000-1031-000	A/R Reserve
	010-0-000-1040-000	Receivable from Supplier
	010-0-000-1050-000	Co-op Advertising Receivable
	010-0-000-1060-000	Accounts Receivable - Other
	010-0-000-1100-000	Rel. Party Rec. - RS Andrews Enterprises
	010-0-000-1100-010	Rel. Party Rec. - Services
	010-0-000-1100-013	Rel. Party Rec. - RSA Columbus
	010-0-000-1100-014	Rel. Party Rec. - Powers
	010-0-000-1100-016	Rel. Party Rec. - BSA
	010-0-000-1100-020	Rel. Party Rec. - AB May
	010-0-000-1100-022	Rel. Party Rec. - A-1
	010-0-000-1100-030	Rel. Party Rec. - RSA Knoxville
	010-0-000-1100-040	Rel. Party Rec. - Hamrick Daviston
	010-0-000-1100-050	Rel. Party Rec. - Tidewater
	010-0-000-1100-060	Rel. Party Rec. - Davis
	010-0-000-1100-061	Rel. Party Rec. - Berkeley
	010-0-000-1100-070	Rel. Party Rec. - Raleigh Air
	010-0-000-1100-080	Rel. Party Rec. - Total
	010-0-000-1100-090	Rel. Party Rec. - CNR
	010-0-000-1100-110	Rel. Party Rec. - Chilltrol
	010-0-000-1100-101	Rel. Party Rec. - RSA Termite/PC - Fayetteville
	010-0-000-1100-102	Rel. Party Rec. - RSA Termite/PC - Alpharetta
	010-0-000-1100-103	Rel. Party Rec. - RSA Termite/PC - Conyers
	010-0-000-1100-105	Rel. Party Rec. - RSA Termite/PC - Columbus
	010-0-000-1115-000	Rel. Party Rec. - Premier Software
Inventory		
	010-0-000-1200-000	Inventory
	010-0-000-1205-000	Inventory-Reserve
	010-0-000-1210-000	Inventory-Work in Process
Prepaid Expenses		
	010-0-000-1300-000	Prepaids
	010-0-000-1305-000	Prepaids - Insurance
	010-0-000-1310-000	Prepaids - Commissions

Great Plains Energy Incorporated
U5S
Exhibit F-13

010-0-000-1315-000	Prepaids - Rent
010-0-000-1320-000	Prepaids - Advertising
010-0-000-1325-000	Prepaids - D & O Insurance
010-0-000-1370-000	Prepaids - Federal Income Tax
010-0-000-1375-000	Prepaids - State Income Tax

Long-Term Investments

010-0-000-1125-010	Investment in Subsidiary - Services
010-0-000-1125-013	Investment in Subsidiary - RSA Columbus
010-0-000-1125-020	Investment in Subsidiary - AB May
010-0-000-1125-022	Investment in Subsidiary - A-1
010-0-000-1125-030	Investment in Subsidiary - RSA Knoxville
010-0-000-1125-040	Investment in Subsidiary - Hamrick-Daviston
010-0-000-1125-050	Investment in Subsidiary - Tidewater
010-0-000-1125-060	Investment in Subsidiary - Davis Heating & A/C
010-0-000-1125-061	Investment in Subsidiary - Berkeley Heating Co.
010-0-000-1125-070	Investment in Subsidiary - Raleigh Air
010-0-000-1125-080	Investment in Subsidiary - Total Heat & Air
010-0-000-1125-090	Investment in Subsidiary - CNR
010-0-000-1125-110	Investment in Subsidiary - Chilltrol
010-0-000-1605-000	Investments - GA Plumbing

"Property, Plant and Equipment"

010-0-000-1400-000	Land
010-0-000-1405-000	Buildings
010-0-000-1410-000	Vehicles
010-0-000-1415-000	Equipment
010-0-000-1420-000	Computer - Hardware
010-0-000-1425-000	Phones
010-0-000-1430-000	Furniture / Fixtures
010-0-000-1435-000	Leasehold Improvements

Accumulated Depreciation

010-0-000-1505-000	Accum. Depr. - Building
010-0-000-1510-000	Accum. Depr. - Vehicles
010-0-000-1515-000	Accum. Depr. - Equipment
010-0-000-1520-000	Accum. Depr. - Computer - Hardware
010-0-000-1525-000	Accum. Depr. - Phones
010-0-000-1530-000	Accum. Depr. - Furniture / Fixtures
010-0-000-1535-000	Accum. Depr. - Leasehold Improvements

Other Assets

010-0-000-1700-000	Capitalized Acquisition Costs
010-0-000-1705-000	Employee Advances
010-0-000-1710-000	Deposits
010-0-000-1715-000	Deferred Taxes - Current
010-0-000-1720-000	Deferred Taxes - Long Term
010-0-000-1725-000	Deferred Financing Charges
010-0-000-1800-000	Goodwill
010-0-000-1805-000	Goodwill Amortization

Great Plains Energy Incorporated
U5S
Exhibit F-13

Accounts Payable		
	010-0-000-2010-000	Accounts Payable
	010-0-000-2050-000	Accounts Payable - Other
	010-0-000-2100-000	Accrued Expenses
	010-0-000-2105-000	Accrued - Salary
	010-0-000-2110-000	Accrued - Commissions
	010-0-000-2115-000	Accrued - Comment Cards
	010-0-000-2120-000	Accrued - Severance
	010-0-000-2125-000	Accrued - Subcontractors
	010-0-000-2605-000	Payable to RSE
Other Current Liabilities		
	010-0-000-2200-000	Unearned Revenue
	010-0-000-2330-000	Credit Union Withholding
	010-0-000-2335-000	401k
	010-0-000-2345-000	Chapter 13 Withheld
	010-0-000-2350-000	Child Support W/H
	010-0-000-2355-000	IRS Levy
	010-0-000-2360-000	Garnishment Withheld
Taxes Payable		
	010-0-000-2300-000	Federal Withholding Liability
	010-0-000-2305-000	State Withholding Liability
	010-0-000-2310-000	FICA Liability
	010-0-000-2315-000	FICA Medicare liability
	010-0-000-2320-000	FUTA
	010-0-000-2325-000	SUTA
	010-0-000-2370-000	Federal Income Tax Payable
	010-0-000-2375-000	State Income Tax Payable
Notes Payable		
	010-0-000-2400-000	Current Portion - Long Term Obligations
Leases Payable (Current)		
	010-0-000-2405-000	Short Term Leases
Long-Term Liabilities		
	010-0-000-2505-000	Warranty Repair Reserve
	010-0-000-2510-000	Long Term Notes
	010-0-000-2515-000	Long Term Capital Lease Obligations
Common Stock		
	010-0-000-3015-000	Common Stock
Preferred Stock		
	010-0-000-3040-000	Preferred Stock
Additional Paid-in Capital		
	010-0-000-3060-000	Equity Contribution Receivable
	010-0-000-3100-000	Paid In Capital
Retained Earnings		
	010-0-000-3000-000	Retained Earnings
Sales	010-1-100-4050-000	Sales - HVAC Residential

Great Plains Energy Incorporated
U5S
Exhibit F-13

010-1-150-4050-000	Sales - HVAC Instal. Residential
010-1-180-4050-000	Sales - Solar Heating Residential
010-1-200-4050-000	Sales - Plumbing Residential
010-1-250-4050-000	Sales - Plumbing Construction - Res.
010-1-300-4050-000	Sales - Electrical Residential
010-1-400-4050-000	Sales - Appliance Residential
010-1-500-4050-000	Sales - HVAC Agreement/Planned Maintenance - Res.
010-1-600-4050-000	Sales - Home Warranty
010-1-700-4050-000	Sales - Windows
010-1-750-4050-000	Sales - Roofing
010-1-800-4050-000	Sales - Inspections Residential
010-1-900-4050-000	Sales - Termite Residential
010-1-910-4050-000	Sales - Pest Control Residential
010-1-920-4050-000	Sales - Pretreat Residential
010-1-930-4050-000	Sales - Renewal Residential
010-1-999-4050-000	Sales - Other Residential
010-2-100-4050-000	Sales - HVAC Commercial Spot
010-2-150-4050-000	Sales - HVAC Commercial Install.
010-2-200-4050-000	Sales - Plumbing Commercial
010-2-250-4050-000	Sales - Plumbing Const. Commercial
010-2-300-4050-000	Sales - Electrical Commercial
010-2-400-4050-000	Sales - Appliance Commercial
010-2-500-4050-000	Sales - HVAC Agreement/Planned Maintenance - Comm.
010-2-800-4050-000	Sales - Inspections Commercial
010-2-900-4050-000	Sales - Termite Commercial
010-2-910-4050-000	Sales - Pest Control Commercial
010-2-920-4050-000	Sales - Pretreat Commercial
010-2-930-4050-000	Sales - Renewal Commercial
010-2-999-4050-000	Sales - Other Commercial
010-0-000-4060-000	Refund
010-0-000-4070-000	Discounts

Cost of Goods Sold

010-1-100-5000-000	Labor - HVAC Residential
010-1-150-5000-000	Labor - HVAC Instal. Residential
010-1-180-5000-000	Labor - Solar Heating Residential
010-1-200-5000-000	Labor - Plumbing Residential
010-1-250-5000-000	Labor - Plumbing Construction - Res.
010-1-300-5000-000	Labor - Electrical Residential
010-1-400-5000-000	Labor - Appliance Residential
010-1-500-5000-000	Labor - HVAC Agreement/Planned Maintenance - Res.
010-1-600-5000-000	Labor - Home Warranty
010-1-700-5000-000	Labor - Windows
010-1-750-5000-000	Labor - Roofing
010-1-800-5000-000	Labor - Inspections Residential
010-1-900-5000-000	Labor - Termite Residential
010-1-910-5000-000	Labor - Pest Control Residential
010-1-920-5000-000	Labor - Pretreat Residential
010-1-930-5000-000	Labor - Renewal Residential
010-1-999-5000-000	Labor - Other Residential
010-2-100-5000-000	Labor - HVAC Commercial Spot
010-2-150-5000-000	Labor - HVAC Commercial Install.
010-2-200-5000-000	Labor - Plumbing Commercial
010-2-250-5000-000	Labor - Plumbing Const. Commercial
010-2-300-5000-000	Labor - Electrical Commercial
010-2-400-5000-000	Labor - Appliance Commercial

Great Plains Energy Incorporated
U5S
Exhibit F-13

010-2-500-5000-000	Labor - HVAC Agreement/Planned Maintenance - Comm.
010-2-800-5000-000	Labor - Inspections Commercial
010-2-900-5000-000	Labor - Termite Commercial
010-2-910-5000-000	Labor - Pest Control Commercial
010-2-920-5000-000	Labor - Pretreat Commercial
010-2-930-5000-000	Labor - Renewal Commercial
010-2-999-5000-000	Labor - Other Commercial
010-1-100-5100-000	Materials - HVAC Residential
010-1-150-5100-000	Materials - HVAC Instal. Residential
010-1-180-5100-000	Materials - Solar Heating Residential
010-1-200-5100-000	Materials - Plumbing Residential
010-1-250-5100-000	Materials - Plumbing Construction - Res.
010-1-300-5100-000	Materials - Electrical Residential
010-1-400-5100-000	Materials - Appliance Residential
010-1-500-5100-000	Materials - HVAC Agreement/Planned Maint. - Res.
010-1-600-5100-000	Materials - Home Warranty
010-1-700-5100-000	Materials - Windows
010-1-750-5100-000	Materials - Roofing
010-1-800-5100-000	Materials - Inspections Residential
010-1-900-5100-000	Materials - Termite Residential
010-1-910-5100-000	Materials - Pest Control Residential
010-1-920-5100-000	Materials - Pretreat Residential
010-1-930-5100-000	Materials - Renewal Residential
010-1-999-5100-000	Materials - Other Residential
010-2-100-5100-000	Materials - HVAC Commercial Spot
010-2-150-5100-000	Materials - HVAC Commercial Install.
010-2-200-5100-000	Materials - Plumbing Commercial
010-2-250-5100-000	Materials - Plumbing Const. Commercial
010-2-300-5100-000	Materials - Electrical Commercial
010-2-400-5100-000	Materials - Appliance Commercial
010-2-500-5100-000	Materials - HVAC Agreement/Planned Maint. - Comm.
010-2-800-5100-000	Materials - Inspections Commercial
010-2-900-5100-000	Materials - Termite Commercial
010-2-910-5100-000	Materials - Pest Control Commercial
010-2-920-5100-000	Materials - Pretreat Commercial
010-2-930-5100-000	Materials - Renewal Commercial
010-2-999-5100-000	Materials - Other Commercial
010-1-100-5200-000	Vacation/Holiday - HVAC Residential
010-1-150-5200-000	Vacation/Holiday - HVAC Instal. Residential
010-1-180-5200-000	Vacation/Holiday - Solar Heating Residential
010-1-200-5200-000	Vacation/Holiday - Plumbing Residential
010-1-250-5200-000	Vacation/Holiday - Plumbing Construction - Res.
010-1-300-5200-000	Vacation/Holiday - Electrical Residential
010-1-400-5200-000	Vacation/Holiday - Appliance Residential
010-1-500-5200-000	Vacation/Holiday - HVAC Agree./Planned Maint. - Res.
010-1-600-5200-000	Vacation/Holiday - Home Warranty
010-1-700-5200-000	Vacation/Holiday - Windows
010-1-750-5200-000	Vacation/Holiday - Roofing
010-1-900-5200-000	Vacation/Holiday - Termite Residential
010-1-910-5200-000	Vacation/Holiday - Pest Control Residential
010-1-920-5200-000	Vacation/Holiday - Pretreat Residential
010-1-930-5200-000	Vacation/Holiday - Renewal Residential
010-1-999-5200-000	Vacation/Holiday - Other Residential
010-2-100-5200-000	Vacation/Holiday - HVAC Commercial Spot
010-2-150-5200-000	Vacation/Holiday - HVAC Commercial Install.
010-2-200-5200-000	Vacation/Holiday - Plumbing Commercial

Great Plains Energy Incorporated
U5S
Exhibit F-13

010-2-250-5200-000	Vacation/Holiday - Plumbing Const. Commercial
010-2-500-5200-000	Vacation/Holiday - HVAC Agree./Planned Maint. - Comm.
010-2-900-5200-000	Vacation/Holiday - Termite Commercial
010-2-910-5200-000	Vacation/Holiday - Pest Control Commercial
010-2-920-5200-000	Vacation/Holiday - Pretreat Commercial
010-2-930-5200-000	Vacation/Holiday - Renewal Commercial
010-2-999-5200-000	Vacation/Holiday - Other Commercial
010-1-100-5210-000	Overtime - HVAC Residential
010-1-150-5210-000	Overtime - HVAC Instal. Residential
010-1-180-5210-000	Overtime - Solar Heating Residential
010-1-200-5200-000	Overtime - Plumbing Residential
010-1-250-5210-000	Overtime - Plumbing Construction - Res.
010-1-300-5200-000	Overtime - Electrical Residential
010-1-400-5210-000	Overtime - Appliance Residential
010-1-500-5210-000	Overtime - HVAC Agreement/Planned Maintenance - Res.
010-1-600-5210-000	Overtime - Home Warranty
010-1-700-5210-000	Overtime - Windows
010-1-750-5200-000	Overtime - Roofing
010-1-900-5210-000	Overtime - Termite Residential
010-1-910-5210-000	Overtime - Pest Control Residential
010-1-920-5210-000	Overtime - Pretreat Residential
010-1-930-5210-000	Overtime - Renewal Residential
010-1-999-5210-000	Overtime - Other Residential
010-2-100-5210-000	Overtime - HVAC Commercial Spot
010-2-150-5210-000	Overtime - HVAC Commercial Install.
010-2-200-5210-000	Overtime - Plumbing Commercial
010-2-250-5210-000	Overtime - Plumbing Const. Commercial
010-2-500-5210-000	Overtime - HVAC Agreement/Planned Maint. - Comm.
010-2-900-5210-000	Overtime - Termite Commercial
010-2-910-5210-000	Overtime - Pest Control Commercial
010-2-920-5210-000	Overtime - Pretreat Commercial
010-2-930-5210-000	Overtime - Renewal Commercial
010-2-999-5210-000	Overtime - Other Commercial
010-1-100-5290-000	Payroll Taxes - HVAC Residential
010-1-150-5290-000	Payroll Taxes - HVAC Instal. Residential
010-1-180-5290-000	Payroll Taxes - Solar Heating Residential
010-1-200-5290-000	Payroll Taxes - Plumbing Residential
010-1-250-5290-000	Payroll Taxes - Plumbing Construction - Res.
010-1-300-5290-000	Payroll Taxes - Electrical Residential
010-1-400-5290-000	Payroll Taxes - Appliance Residential
010-1-500-5290-000	Payroll Taxes - HVAC Agreement/Planned Maint. - Res.
010-1-600-5290-000	Payroll Taxes - Home Warranty
010-1-700-5290-000	Payroll Taxes - Windows
010-1-750-5290-000	Payroll Taxes - Roofing
010-1-900-5290-000	Payroll Taxes - Termite Residential
010-1-910-5290-000	Payroll Taxes - Pest Control Residential
010-1-920-5290-000	Payroll Taxes - Pretreat Residential
010-1-930-5290-000	Payroll Taxes - Renewal Residential
010-1-999-5290-000	Payroll Taxes - Other Residential
010-2-100-5290-000	Payroll Taxes - HVAC Commercial Spot
010-2-150-5290-000	Payroll Taxes - HVAC Commercial Install.
010-2-200-5290-000	Payroll Taxes - Plumbing Commercial
010-2-250-5290-000	Payroll Taxes - Plumbing Const. Commercial
010-2-500-5290-000	Payroll Taxes - HVAC Agree./Planned Maint. - Comm.
010-2-900-5290-000	Payroll Taxes - Termite Commercial
010-2-910-5290-000	Payroll Taxes - Pest Control Commercial

010-2-920-5290-000	Payroll Taxes - Pretreat Commercial
010-2-930-5290-000	Payroll Taxes - Renewal Commercial
010-2-999-5290-000	Payroll Taxes - Other Commercial
010-1-100-5300-000	Subcontractor - HVAC Residential
010-1-150-5300-000	Subcontractor - HVAC Instal. Residential
010-1-180-5300-000	Subcontractor - Solar Heating Residential
010-1-200-5300-000	Subcontractor - Plumbing Residential
010-1-250-5300-000	Subcontractor - Plumbing Construction - Res.
010-1-300-5300-000	Subcontractor - Electrical Residential
010-1-400-5300-000	Subcontractor - Appliance Residential
010-1-500-5300-000	Suncontractor - HVAC Agreement/Planned Maint. - Res.
010-1-600-5300-000	Subcontractor - Home Warranty
010-1-600-5300-001	Subcontractor - Home Warranty
010-1-700-5300-000	Subcontractor - Windows
010-1-750-5300-000	Subcontractor - Roofing
010-1-999-5300-000	Subcontractor - Other Residential
010-2-100-5300-000	Subcontractor - HVAC Service Commercial Spot
010-2-150-5300-000	Subcontractor - HVAC Commercial Install.
010-2-200-5300-000	Subcontractor - Plumbing Commercial
010-2-250-5300-000	Subcontractor - Plumbing Const. Commercial
010-2-999-5300-000	Subcontractor - Other Commercial
010-1-100-5400-000	Commissions - HVAC Residential
010-1-150-5400-000	Commissions - HVAC Instal. Residential
010-1-180-5400-000	Commissions - Solar Heating Residential
010-1-200-5400-000	Commissions - Plumbing Residential
010-1-250-5400-000	Commissions - Plumbing Construction - Res.
010-1-300-5400-000	Commissions - Electrical Residential
010-1-400-5400-000	Commissions - Appliance Residential
010-1-500-5400-000	Commissions - HVAC Agreement/Planned Maint. - Res.
010-1-600-5400-000	Commissions - Home Warranty
010-1-700-5400-000	Commissions - Windows
010-1-750-5400-000	Commissions - Roofing
010-1-800-5400-000	Commissions - Inspections Residential
010-1-900-5400-000	Commissions - Termite Residential
010-1-910-5400-000	Commissions - Pest Control Residential
010-1-920-5400-000	Commissions - Pretreat Residential
010-1-930-5400-000	Commissions - Renewal Residential
010-1-999-5400-000	Commissions - Other Residential
010-2-100-5400-000	Commissions - HVAC Commercial Spot
010-2-150-5400-000	Commissions - HVAC Commercial Install.
010-2-200-5400-000	Commissions - Plumbing Commercial
010-2-250-5400-000	Commissions - Plumbing Const. Commercial
010-2-500-5400-000	Commissions - HVAC Agree./Planned Maint. - Comm.
010-2-800-5400-000	Commissions - Inspections Commercial
010-2-900-5400-000	Commissions - Termite Commercial
010-2-910-5400-000	Commissions - Pest Control Commercial
010-2-920-5400-000	Commissions - Pretreat Commercial
010-2-930-5400-000	Commissions - Renewal Commercial
010-2-999-5400-000	Commissions - Other Commercial
010-1-100-5500-000	Vehicle Gas/Oil - HVAC Residential
010-1-150-5500-000	Vehicle Gas/Oil - HVAC Instal. Res.
010-1-180-5500-000	Vehicle Gas/Oil - Solar Heating Res.
010-1-200-5500-000	Vehicle Gas/Oil - Plumbing Residential
010-1-250-5500-000	Vehicle Gas/Oil/ - Plumbing Const. Res.
010-1-300-5500-000	Vehicle Gas/Oil - Electrical Residential
010-1-400-5500-000	Vehicle Gas/Oil - Appliance Residential

Great Plains Energy Incorporated
U5S
Exhibit F-13

010-1-500-5500-000	Vehicle Gas/Oil - HVAC Agree./Plan'd Maint. - Res.
010-1-600-5500-000	Vehicle Gas/Oil - Home Warranty
010-1-700-5500-000	Vehicle Gas/Oil - Windows
010-1-750-5500-000	Vehicle Gas/Oil - Roofing
010-1-800-5500-000	Vehicle Gas/Oil - Inspections Res.
010-1-900-5500-000	Vehicle Gas/Oil - Termite Residential
010-1-910-5500-000	Vehicle Gas/Oil - Pest Control Residential
010-1-920-5500-000	Vehicle Gas/Oil - Pretreat Residential
010-1-930-5500-000	Vehicle Gas/Oil - Renewal Residential
010-1-999-5500-000	Vehicle Gas/Oil - Other Residential
010-2-100-5500-000	Vehicle Gas/Oil - HVAC Comm. Spot
010-2-150-5500-000	Vehicle Gas/Oil - HVAC Comm. Install.
010-2-200-5500-000	Vehicle Gas/Oil - Plumbing Commercial
010-2-250-5500-000	Vehicle Gas/Oil - Plumbing Const. Comm.
010-2-500-5500-000	Vehicle Gas/Oil - HVAC Agree./Plan'd Maint. - Comm.
010-2-800-5500-000	Vehicle Gas/Oil - Inspections Commercial
010-2-900-5500-000	Vehicle Gas/Oil - Termite Commercial
010-2-910-5500-000	Vehicle Gas/Oil - Pest Control Commercial
010-2-920-5500-000	Vehicle Gas/Oil - Pretreat Commercial
010-2-930-5500-000	Vehicle Gas/Oil - Renewal Commercial
010-2-999-5500-000	Vehicle Gas/Oil - Other Commercial
010-1-100-5505-000	Vehicle Maintenance and Repair - HVAC Residential
010-1-150-5505-000	Vehicle Maintenace and Repair - HVAC Instal. Res.
010-1-180-5505-000	Vehicle Maint/Repair - Solar Heating Res.
010-1-200-5505-000	Vehicle Maint/Repair - Plumbing Residential
010-1-250-5505-000	Vehicle Maint/Repair - Plumbing Const. Res.
010-1-300-5505-000	Vehicle Maint/Repair - Electrical Residential
010-1-400-5505-000	Vehicle Maint/Repair - Appliance Residential
010-1-500-5505-000	Vehicle Maint/Repair - HVAC Agree./Plan'd Maint. - Res.
010-1-600-5505-000	Vehicle Maintenance and Repair - Home Warranty
010-1-700-5505-000	Vehicle Maint/Repair - Windows
010-1-750-5505-000	Vehicle Maint/Repair - Roofing
010-1-800-5505-000	Vehicle Maint/Repair - Inspections Res.
010-1-900-5505-000	Vehicle Maint/Repair - Termite Residential
010-1-910-5505-000	Vehicle Maint/Repair - Pest Control Residential
010-1-920-5505-000	Vehicle Maint/Repair - Pretreat Residential
010-1-930-5505-000	Vehicle Maint/Repair - Renewal Residential
010-1-999-5505-000	Vehicle Maint/Repair - Other Residential
010-2-100-5505-000	Vehicle Maint/Repair - HVAC Comm. Spot
010-2-150-5505-000	Vehicle Maint/Repair - HVAC Comm. Install.
010-2-200-5505-000	Vehicle Maint/Repair - Plumbing Commercial
010-2-250-5505-000	Vehicle Maint/Repair - Plumbing Const. Comm.
010-2-500-5505-000	Vehicle Maint/Repair - HVAC Agree./Plan'd Maint. - Comm.
010-2-800-5505-000	Vehicle Maint/Repair - Inspections Commercial
010-2-900-5505-000	Vehicle Maint/Repair - Termite Commercial
010-2-910-5505-000	Vehicle Maint/Repair - Pest Control Commercial
010-2-920-5505-000	Vehicle Maint/Repair - Pretreat Commercial
010-2-930-5505-000	Vehicle Maint/Repair - Renewal Commercial
010-2-999-5505-000	Vehicle Maint/Repair - Other Commercial
010-1-100-5510-000	Vehicle Operating Lease - HVAC Residential
010-1-150-5510-000	Vehicle Operating Lease - HVAC Instal. Res.
010-1-180-5510-000	Vehicle Operating Lease - Solar Heating Res.
010-1-200-5510-000	Vehicle Operating Lease - Plumbing Residential
010-1-250-5510-000	Vehicle Operating Lease - Plumbing Const. Res.
010-1-300-5510-000	Vehicle Operating Lease - Electrical Residential
010-1-400-5510-000	Vehicle Operating Lease - Appliance Residential

Great Plains Energy Incorporated
U5S
Exhibit F-13

010-1-500-5510-000	Vehicle Operating Lease - HVAC Agree./Plan'd Maint. - Res.
010-1-600-5510-000	Vehicle Operating Lease - Home Warranty
010-1-700-5510-000	Vehicle Operating Lease - Windows
010-1-750-5510-000	Vehicle Operating Lease - Roofing
010-1-800-5510-000	Vehicle Operating Lease - Inspections Res.
010-1-900-5510-000	Vehicle Operating Lease - Termite Residential
010-1-910-5510-000	Vehicle Operating Lease - Pest Control Residential
010-1-920-5510-000	Vehicle Operating Lease - Pretreat Residential
010-1-930-5510-000	Vehicle Operating Lease - Renewal Residential
010-1-999-5510-000	Vehicle Operating Lease - Other Residential
010-2-100-5510-000	Vehicle Operating Lease - HVAC Comm. Spot
010-2-150-5510-000	Vehicle Operating Lease - HVAC Comm. Install.
010-2-200-5510-000	Vehicle Operating Lease - Plumbing Commercial
010-2-250-5510-000	Vehicle Operating Lease - Plumbing Const. Comm.
010-2-500-5510-000	Vehicle Operat'g Lease - HVAC Agree./Plan'd Maint. - Comm.
010-2-800-5510-000	Vehicle Operating Lease - Inspections Commercial
010-2-900-5510-000	Vehicle Operating Lease - Termite Commercial
010-2-910-5510-000	Vehicle Operating Lease - Pest Control Commercial
010-2-920-5510-000	Vehicle Operating Lease - Pretreat Commercial
010-2-930-5510-000	Vehicle Operating Lease - Renewal Commercial
010-2-999-5510-000	Vehicle Operating Lease - Other Commercial
010-1-100-5520-000	Vehicle Tags/License - HVAC Residential
010-1-150-5520-000	Vehicle Tags/License - HVAC Instal. Res.
010-1-180-5520-000	Vehicle Tags/License - Solar Heating Res.
010-1-200-5520-000	Vehicle Tags/License - Plumbing Residential
010-1-250-5520-000	Vehicle Tags/License - Plumbing Const. Res.
010-1-300-5520-000	Vehicle Tags/License - Electrical Residential
010-1-400-5520-000	Vehicle Tags/License - Appliance Residential
010-1-500-5520-000	Vehicle Tags/License - HVAC Agree./Planned Maint. - Res.
010-1-600-5520-000	Vehicle Tags/License - Home Warranty
010-1-700-5520-000	Vehicle Tags/License - Windows
010-1-750-5520-000	Vehicle Tags/License - Roofing
010-1-800-5520-000	Vehicle Tags/License - Inspections Res.
010-1-900-5520-000	Vehicle Tags/License - Termite Residential
010-1-910-5520-000	Vehicle Tags/License - Pest Control Residential
010-1-920-5520-000	Vehicle Tags/License - Pretreat Residential
010-1-930-5520-000	Vehicle Tags/License - Renewal Residential
010-1-999-5520-000	Vehicle Tags/License - Other Residential
010-2-100-5520-000	Vehicle Tags/License - HVAC Comm. Spot
010-2-150-5520-000	Vehicle Tags/License - HVAC Comm. Install.
010-2-200-5520-000	Vehicle Tags/License - Plumbing Commercial
010-2-250-5520-000	Vehicle Tags/License - Plumbing Const. Comm.
010-2-500-5520-000	Vehicle Tags/License - HVAC Agree./Planned Maint. - Comm.
010-2-800-5520-000	Vehicle Tags/License - Inspections Commercial
010-2-900-5520-000	Vehicle Tags/License - Termite Commercial
010-2-910-5520-000	Vehicle Tags/License - Pest Control Commercial
010-2-920-5520-000	Vehicle Tags/License - Pretreat Commercial
010-2-930-5520-000	Vehicle Tags/License - Renewal Commercial
010-2-999-5520-000	Vehicle Tags/License - Other Commercial
010-1-100-5600-000	Insurance - Worker's Comp - HVAC Residential
010-1-150-5600-000	Insurance - Worker's Comp - HVAC Instal. Res.
010-1-180-5600-000	Insurance - Worker's Comp - Solar Heating Res.
010-1-200-5600-000	Insurance - Worker's Comp - Plumbing Residential
010-1-250-5600-000	Insurance - Worker's Comp - Plumbing Const. Res.
010-1-300-5600-000	Insurance - Worker's Comp - Electrical Residential
010-1-400-5600-000	Insurance - Worker's Comp - Appliance Residential

010-1-500-5600-000	Insurance - Worker's Comp - HVAC Agree./Plan'd Maint. - Res.
010-1-600-5600-000	Insurance - Worker's Comp - Home Warranty
010-1-700-5600-000	Insurance - Worker's Comp - Windows
010-1-750-5600-000	Insurance - Worker's Comp - Roofing
010-1-800-5600-000	Insurance - Worker's Comp - Inspections Res.
010-1-900-5600-000	Insurance - Worker's Comp - Termite Residential
010-1-910-5600-000	Insurance - Worker's Comp - Pest Control Residential
010-1-920-5600-000	Insurance - Worker's Comp - Pretreat Residential
010-1-930-5600-000	Insurance - Worker's Comp - Renewal Residential
010-1-999-5600-000	Insurance - Worker's Comp - Other Residential
010-2-100-5600-000	Insurance - Worker's Comp - HVAC Comm. Spot
010-2-150-5600-000	Insurance - Worker's Comp - HVAC Comm. Install.
010-2-200-5600-000	Insurance - Worker's Comp - Plumbing Commercial
010-2-250-5600-000	Insurance - Worker's Comp - Plumbing Const. Comm.
010-2-500-5600-000	Insurance - Worker's Comp - HVAC Agree./Plan'd Maint. - Comm.
010-2-800-5600-000	Insurance - Worker's Comp - Inspections Commercial
010-2-900-5600-000	Insurance - Worker's Comp - Termite Commercial
010-2-910-5600-000	Insurance - Worker's Comp - Pest Control Commercial
010-2-920-5600-000	Insurance - Worker's Comp - Pretreat Commercial
010-2-930-5600-000	Insurance - Worker's Comp - Renewal Commercial
010-2-999-5600-000	Insurance - Worker's Comp - Other Commercial

SG&A Expense

010-0-000-6000-000	Advertising
010-0-000-6005-000	Advertising - Co-op Credits
010-0-000-6010-000	Advertising - Marketing
010-0-000-6015-000	Advertising - Promotion
010-0-000-6020-000	Advertising - Promotion Radio
010-0-000-6025-000	Advertising - TV
010-0-000-6030-000	Advertising - Yellow Pages
010-0-000-6100-000	Communications - Answering Service
010-0-000-6105-000	Communications - Beepers / Cell Phone
010-0-000-6110-000	Communications - Equipment Repair
010-0-000-6115-000	Communications - Mobile Radios
010-0-000-6120-000	Communications - Telephone Charges
010-0-000-6200-000	Amortization Exp. - Goodwill
010-0-000-6205-000	Depreciation Exp. - Building
010-0-000-6210-000	Depreciation Exp. - Vehicles
010-0-000-6215-000	Depreciation Exp. - Equipment
010-0-000-6220-000	Depreciation Exp. - Computer - Hardware
010-0-000-6225-000	Depreciation Exp. - Phones
010-0-000-6230-000	Depreciation Exp. - Furniture & Fixtures
010-0-000-6235-000	Depreciation Exp. - Leasehold
010-0-000-6300-000	Insurance - Deductible/Direct Pay
010-0-000-6305-000	Insurance - Health/Dental/Life/Disability
010-0-000-6310-000	Insurance - Officer
010-0-000-6315-000	Insurance - Other
010-0-000-6320-000	Insurance - Package
010-0-000-6325-000	Insurance - W/C
010-0-000-6330-000	Insurance - Vehicle
010-0-000-6400-000	Salaries
010-0-000-6405-000	Salaries - Accounting
010-0-000-6410-000	Salaries - Administrative
010-0-000-6415-000	Salaries - Customer Service
010-0-000-6420-000	Salaries - Dispatch
010-0-000-6425-000	Salaries - Enterprises

Great Plains Energy Incorporated
U5S
Exhibit F-13

010-0-000-6430-000	Salaries - Fleet / Garage / Warehouse
010-0-000-6435-000	Salaries - Jury Duty
010-0-000-6440-000	Salaries - Part Time
010-0-000-6445-000	Salaries - Severance
010-0-000-6450-000	Salaries - Telemarketing
010-0-000-6500-000	401k Fees
010-0-000-6510-000	401k Matching
010-0-000-6520-000	Payroll Taxes
010-0-000-6600-000	Employee Miscellaneous Benefits
010-0-000-6605-000	Employee Relocation
010-0-000-6610-000	Meals & Entertainment
010-0-000-6615-000	Payroll Service Fees
010-0-000-6620-000	Travel Expenses
010-0-000-6625-000	Uniforms
010-0-000-6700-000	Office Equipment
010-0-000-6705-000	Office Equipment Lease/Rental
010-0-000-6710-000	Office Equipment Repair & Maintenance
010-0-000-6715-000	Office Supplies
010-0-000-6800-000	Rent - Building
010-0-000-6805-000	Repairs & Maintenance - Building
010-0-000-6810-000	Utilities
010-0-000-6900-000	Audit Fees
010-0-000-6905-000	Consulting
010-0-000-6910-000	Directors Fees
010-0-000-6915-000	Legal Fees
010-0-000-6920-000	Recruiting Fees
010-0-000-7000-000	Bad Debt Expense
010-0-000-7010-000	Bank/Credit Card Fees
010-0-000-7020-000	Comment Cards
010-0-000-7030-000	Credit Report Fees
010-0-000-7040-000	Customer Damage
010-0-000-7050-000	Product Warranty
010-0-000-7060-000	Settlements / Claims
010-0-000-7070-000	Vendor Finance Charge
010-0-000-7100-000	Business Licenses
010-0-000-7105-000	Permits
010-0-000-7110-000	Personal Property Taxes
010-0-000-7200-000	Computer Lease Expense
010-0-000-7205-000	Software
010-0-000-7210-000	Software Support
010-0-000-7300-000	Equipment and Tool Rental
010-0-000-7305-000	Heavy Equipment Repair & Maintenance
010-0-000-7310-000	Shop Supplies - Small Tools
010-0-000-7400-000	Auto Mileage Reimbursement
010-0-000-7450-000	Freight
010-0-000-7500-000	Postage
010-0-000-7550-000	Contributions
010-0-000-7600-000	Due Diligence Expense
010-0-000-7650-000	Dues / Subscriptions
010-0-000-7700-000	Training
010-0-000-7750-000	Miscellaneous Expense
010-0-000-7900-000	Corporate Administration Charge

Interest Expense

010-0-000-9100-000	Interest Expense
010-0-000-9105-000	Interest Expense - Mortgage

Great Plains Energy Incorporated
U5S
Exhibit F-13

Tax Expense

010-0-000-9200-000	Tax Penalties
010-0-000-9205-000	Federal Income Tax Expense
010-0-000-9210-000	State Income Tax Expense

Other Income

010-0-000-9300-000	Miscellaneous Income
010-0-000-9305-000	Interest Income

Gain/Loss on Asset Disposal

010-0-000-9400-000	Loss/(Gain) on Asset Disposal

Great Plains Energy Incorporated
U5S
Exhibit F-13

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Great Plains Energy Incorporated	0001143068
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U5S Annual Report for Year Ended 12-31-01	03-33207
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri on April 30, 2002.

Great Plains Energy Incorporated
(Registrant)

By: Andrea F. Bielsker
(Name and Title)
Andrea F. Bielsker
Vice President-Finance, Chief Financial Officer and Treasurer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 2002, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

INDEX OF EXHIBITS SUBMITTED
UNDER COVER OF FORM SE

Exhibit Designation	Description of Exhibit
B-5	Articles of Incorporation of Great Plains Power Incorporated (filed on Form SE)
B-6	Bylaws dated February 6, 2001 of Great Plains Power Incorporated (filed on Form SE)
B-7	Articles of Incorporation as amended February 4, 2000 of Kansas City Power & Light Receivables Company (filed on Form SE)
B-8	Bylaws of Kansas City Power & Light Receivables Company (filed on Form SE)
B-9	Amended and Restated Certificate of Incorporation dated December 30, 1993 of Wolf Creek Nuclear Operating Corporation (filed on Form SE)
B-10	Bylaws as amended December 1, 1993 of Wolf Creek Nuclear Operating Corporation (filed on Form SE)
B-11	Certificate of Amendment to Articles of Incorporation of Home Service Solutions Inc. (filed on Form SE)
B-12	Bylaws dated May 7, 1998 of Home Service Solutions, Inc. (filed on Form SE)
B-13	Certificate of Amendment to Articles of Incorporation of Worry Free Service, Inc. (filed on Form SE)
B-14	Bylaws dated January 29, 1997 of Worry Free Service, Inc.
B-15	Certificate of Incorporation dated May 22, 1998 of R.S. Andrews Enterprises, Inc. (filed on Form SE)
B-16	Bylaws of R.S. Andrews Enterprises, Inc. (filed on Form SE)
B-17	Articles of Incorporation as amended July 31, 1998 of R.S. Andrews Termite & Pest Control, Inc. (filed on Form SE)
B-18	Bylaws of R.S. Andrews Termite & Pest Control, Inc. (filed on Form SE)
B-19	Articles of Incorporation of R.S. Andrews Enterprises of Alabama, Inc. (filed on Form SE)
B-20	Bylaws of R.S. Andrews Enterprises of Alabama, Inc. (filed on Form SE)
B-21	Articles of Incorporation of R.S. Andrews Enterprises of Charleston, Inc. (filed on Form SE)
B-22	Bylaws of R.S. Andrews Enterprises of Charleston, Inc. (filed on Form SE)
B-23	Articles of Incorporation of R.S. Andrews Enterprises of Columbus, Inc. (filed on Form SE)
B-24	Bylaws of R.S. Andrews Enterprises of Columbus, Inc. (filed on Form SE)

Exhibit Designation	Description of Exhibit
B-25	Articles of Incorporation of R.S. Andrews Enterprises of Dallas, Inc. (filed on Form SE)
B-26	Bylaws of R.S. Andrews Enterprises of Dallas, Inc. (filed on Form SE)
B-27	Articles of Incorporation of R.S. Andrews Enterprises of Kansas, Inc. (filed on Form SE)
B-28	Bylaws of R.S. Andrews Enterprises of Kansas, Inc. (filed on Form SE)
B-29	Articles of Incorporation of R.S. Andrews Enterprises of South Carolina, Inc. (filed on Form SE)
B-30	Bylaws of R.S. Andrews Enterprises of South Carolina, Inc. (filed on Form SE)
B-31	Articles of Incorporation of R.S. Andrews of Chattanooga, Inc. (filed on Form SE)
B-32	Bylaws of R.S. Andrews of Chattanooga, Inc. (filed on Form SE)
B-33	Articles of Incorporation of R.S. Andrews of Fairfax, Inc. (filed on Form SE)
B-34	Bylaws of R.S. Andrews of Fairfax, Inc. (filed on Form SE)
B-35	Articles of Incorporation of R.S. Andrews of Maryland, Inc. (filed on Form SE)
B-36	Bylaws of R.S. Andrews of Maryland, Inc. (filed on Form SE)
B-37	Articles of Incorporation of R.S. Andrews Services, Inc. (filed on Form SE)
B-38	Bylaws of R.S. Andrews Services, Inc. (filed on Form SE)
B-39	Articles of Incorporation of R.S. Andrews of Stuart II, Inc. (filed on Form SE)
B-40	Bylaws of R.S. Andrews of Stuart II, Inc. (filed on Form SE)
B-41	Articles of Incorporation of R.S. Andrews of Tidewater, Inc. (filed on Form SE)
B-42	Bylaws of R.S. Andrews of Tidewater, Inc. (filed on Form SE)
B-43	Articles of Incorporation of R.S. Andrews of Wilmington, Inc. (filed on Form SE)
B-44	Bylaws of R.S. Andrews of Wilmington, Inc. (filed on Form SE)
B-45	Articles of Incorporation of R.S. Andrews of Jonesboro, Inc. (filed on Form SE)
B-46	Bylaws of R.S. Andrews of Jonesboro, Inc. (filed on Form SE)
B-47	Articles of Incorporation of R.S. Andrews Enterprises of Virginia, Inc. (filed on Form SE)
B-48	Bylaws of R.S. Andrews Enterprises of Virginia, Inc. (filed on Form SE)
B-49	Articles of Incorporation of R.S. Andrews Enterprises of Tennessee, Inc. (filed on Form SE)
B-50	Bylaws of R.S. Andrews Enterprises of Tennessee, Inc. (filed on Form SE)

Exhibit Designation	Description of Exhibit
B-51	Amended and Restated Articles of Incorporation of Premier Service Systems, Inc. (filed on Form SE)
B-52	Articles of Dissolution of Premier Service Systems, Inc. dated December 31, 2001 (filed on Form SE)
B-53	Bylaws of Premier Service Systems, Inc. (filed on Form SE)
B-54	Articles of Incorporation of RSA Services of Florida, Inc. (filed on Form SE)
B-55	Articles of Dissolution of RSA Services of Florida, Inc. dated December 31, 2001 (filed on Form SE)
B-56	Articles of Incorporation of R.S. Andrews of DeSoto, Inc. (filed on Form SE)
B-57	Articles of Dissolution of R.S. Andrews of DeSoto, Inc. dated December 31, 2001 (filed on Form SE)
B-58	Articles of Incorporation of R.S. Andrews Enterprises of Florida, Inc. (filed on Form SE)
B-59	Articles of Incorporation of R.S. Andrews of Grapevine, Inc.
B-60	Articles of Dissolution of R.S. Andrews of Grapevine, Inc. dated December 31, 2001 (filed on Form SE)
B-61	Articles of Incorporation of R.S. Andrews Home Warranty of Florida, Inc. (filed on Form SE)
B-62	Articles of Dissolution of R.S. Andrews Home Warranty of Florida, Inc. dated December 31, 2001 (filed on Form SE)
B-63	Articles of Incorporation of R.S. Andrews Home Warranty of Texas, Inc. (filed on Form SE)
B-64	Articles of Dissolution of R.S. Andrews Home Warranty of Texas, Inc. dated December 31, 2001 (filed on Form SE)
B-65	Articles of Incorporation of R.S. Andrews of Orlando, Inc. (filed on Form SE)
B-66	Articles of Dissolution of R.S. Andrews of Orlando, Inc. dated December 31, 2001 (filed on Form SE)
B-67	Articles of Incorporation of R.S. Andrews of Palm Beach, Inc. (filed on Form SE)
B-68	Bylaws of R.S. Andrews of Palm Beach, Inc. (filed on Form SE)
B-69	Articles of Incorporation of R.S. Andrews of Sacramento, Inc. (filed on Form SE)
B-70	Articles of Dissolution of R.S. Andrews of Sacramento, Inc. dated December 31, 2001 (filed on Form SE)
B-71	Articles of Incorporation of R.S. Andrews Showcase of Atlanta, Inc. (filed on Form SE)
B-72	Articles of Dissolution of R.S. Andrews Showcase of Atlanta, Inc. dated December 31,

Exhibit Designation	Description of Exhibit
	2001 (filed on Form SE)
B-73	Articles of Incorporation of R.S. Andrews of Florida, Inc. (filed on Form SE)
B-74	Bylaws of R.S. Andrews of Florida, Inc. (filed on Form SE)
B-75	Articles of Incorporation of R.S. Andrews of Grand Prairie, Inc. (filed on Form SE)
B-76	Articles of Incorporation of R.S. Andrews of Stuart I, Inc. (filed on Form SE)
B-77	Articles of Dissolution of R.S. Andrews of Stuart I, Inc. dated December 31, 2001 (filed on Form SE)
B-78	Bylaws of R.S. Andrews of Stuart I, Inc. (filed on Form SE)
B-79	Articles of Incorporation of R.S. Andrews Enterprises of Topeka, Inc. (filed on Form SE)
B-80	Articles of Dissolution of R.S. Andrews Enterprises of Topeka, Inc. dated December 31, 2001 (filed on Form SE)
B-81	Articles of Incorporation of R.S. Andrews of Vero Beach, Inc. (filed on Form SE)
B-82	Articles of Dissolution of R.S. Andrews of Vero Beach, Inc. dated December 31, 2001 (filed on Form SE)
B-83	Articles of Incorporation, with amendments, of KLT Inc. (filed on Form SE)
B-84	Bylaws of KLT Inc., as amended through February 12, 2001 (filed on Form SE)
B-85	Amended Articles Accepting Close Corporation Law dated May 22, 2000 of KLT Investments Inc. (filed on Form SE)
B-86	Amended and Restated Bylaws of KLT Investments Inc. (filed on Form SE)
B-87	Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Investments II Inc. (filed on Form SE)
B-88	Amended and Restated Bylaws of KLT Investments II Inc.
B-89	Certificate of Incorporation dated April 25, 1997 of Energetechs, Inc. (filed on Form SE)
B-90	Bylaws of Energetechs, Inc. (filed on Form SE)
B-91	Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Energy Services Inc. (filed on Form SE)
B-92	Bylaws of KLT Energy Services Inc., as amended through July 3, 2000 (filed on Form SE)
B-93	Certification of Formation, with amendments, of Custom Energy Holdings, LLC (filed on Form SE)
B-94	Amended and Restated Limited Liability Company Agreement dated December 31, 1999 of Custom Energy Holdings, LLC (filed on Form SE)

Exhibit Designation	Description of Exhibit
B-95	Certificate of Formation dated September 24, 1998 of Strategic Energy, LLC (filed on Form SE)
B-96	Amended and Restated Limited Liability Company Agreement of Strategic Energy, LLC (filed on Form SE)
B-97	Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Gas Inc. (filed on Form SE)
B-98	Amended and Restated Bylaws of KLT Gas Inc. (filed on Form SE)
B-99	Certificate of Formation dated December 19, 1995 of Apache Canyon Gas, LLC (filed on Form SE)
B-100	Amended and Restated Operating Agreement dated March 17, 1999 of Apache Canyon Gas, LLC (filed on Form SE)
B-101	Articles of Incorporation, with amendments, of Far Gas Acquisition Corporation (filed on Form SE)
B-102	Amended and Restated Bylaws of Far Gas Acquisition Corporation (filed on Form SE)
B-103	Certificate of Formation dated May 31, 2001 of Forest City, LLC (filed on Form SE)
B-104	Limited Liability Company Agreement dated May 31, 2001 of Forest City, LLC (filed on Form SE)
B-105	Certificate of Formation of Forest City Gathering, LLC (filed on Form SE)
B-106	Limited Liability Company Agreement dated August 3, 2001 of Forest City Gathering, LLC (filed on Form SE)
B-107	Articles of Incorporation for a Close Corporation dated May 20, 1999 of KLT Gas Operating Company (filed on Form SE)
B-108	Bylaws of KLT Gas Operating Company (filed on Form SE)
B-109	Certificate of Limited Liability Company of Patrick KLT Gas, LLC (filed on Form SE)
B-110	Members Agreement/Operating Agreement of Patrick KLT Gas, LLC (filed on Form SE)
B-111	Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Telecom Inc. (filed on Form SE)
B-112	Amended and Restated Bylaws of KLT Telecom Inc. (filed on Form SE)
B-113	Certificate of Incorporation, with amendments, of Advanced Measurement Solutions, Inc. (filed on Form SE)
B-114	Bylaws dated June 5, 1997 of Digital Systems Engineering, Inc. (now known as Advanced Measurement Solutions, Inc.) (filed on Form SE)
B-115	Certificate of Organization Limited Liability Company dated May 12, 1998 of Copier Solutions, LLC (filed on Form SE)

Exhibit Designation	Description of Exhibit
B-116	Operating Agreement dated June 2, 1998 of Copier Solutions, LLC (filed on Form SE)
B-117	Restated Certificate of Incorporation dated February 12, 1999 of eChannel, Inc. (filed on Form SE)
B-118	Certificate of Formation, with amendments, of Municipal Solutions, Inc. (filed on Form SE)
B-119	Limited Liability Company Agreement dated January 9, 1997 of Municipal Solutions, LLC (filed on Form SE)
B-120	Certificate of Formation, with amendments, of Telemetry Solutions, LLC (filed on Form SE)
B-121	Limited Liability Company Agreement dated January 9, 1997 of Telemetry Solutions, LLC (filed on Form SE)
B-122	Certificate of Organization Limited Liability Company dated August 17, 2000 of Globalutilityexchange.com, LLC (filed on Form SE)
B-123	Restated Articles of Incorporation dated April 16, 1998 of DTI Holdings, Inc. (filed on Form SE)
B-124	Bylaws of DTI Holdings, Inc., as amended through April 19, 2001 (filed on Form SE)
B-125	Second Restated Articles of Incorporation dated April 16, 1998 of Digital Teleport, Inc. (filed on Form SE)
B-126	Bylaws of Digital Teleport, Inc., as amended through April 19, 2001 (filed on Form SE)
B-127	Articles of Organization dated October 31, 2001 of Digital Teleport Nationwide, LLC (filed on Form SE)
B-128	Articles of Incorporation dated September 18, 1998 of Digital Teleport of Virginia, Inc. (filed on Form SE)
B-129	Bylaws of Digital Teleport of Virginia, Inc. (filed on Form SE)
E-1	KCP&L Employee Electrical Appliance and Computer Sales Program (filed on Form SE)
E-2	KCP&L Residential Heating and Cooling Systems Program (filed on Form SE)
F-9	Classified plant accounts and related depreciation or amortization reserve schedules included in the FERC Form No.1 of KCP&L. (Filed on Form SE.)
F-11	Annual Report of Wolf Creek Nuclear Operating Corporation for the year ended December 31, 2001. (Filed on Form SE).
F-12	The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001 (pursuant to Rule 26 (b)). (Filed on Form SE.)
F-13	The chart of accounts of R.S. Andrews Enterprises Inc. and its subsidiaries as of December 31, 2001 (pursuant to Rule 26 (b)). (Filed on Form SE.)

Exhibit Designation	Description of Exhibit

 Exhibit B-5

No. 00492888

STATE OF MISSOURI

Matt Blunt
Secretary of State

CORPORATION DIVISION

CERTIFICATE OF INCORPORATION

WHEREAS, duplicate originals of Articles of Incorporation of

GREAT PLAINS POWER INCORPORATED

have been received and filed in the office of the Secretary of State, which Articles, in all respects, comply with the requirements of General and Business Corporation Law;

NOW, THEREFORE, I, MATT BLUNT, Secretary of State of the State of Missouri, by virtue of the authority vested in me by law, do hereby certify and declare this entity a body corporate, duly organized this date and that it is entitled to all rights and privileges granted corporations organized under the General and Business Corporation Law.

IN TESTIMONY WHEREOF, I have set my hand and imprinted the GREAT SEAL of the State of Missouri, on this, the 6th day of FEBRUARY, 2001.

$58.00 Secretary of State

State of Missouri

Rebecca McDowell Cook, Secretary of State

Corporations Division
P.O. Box 778, Jefferson City, MO 65102

James C. Kirkpatrick State Information Center
600 W. Main Street, Rm 322, Jefferson City, MO 65101

Articles of Incorporation

(To be submitted in duplicate by an attorney or an incorporator)

FILED
FEB 06 2001
Matt Blunt
SECRETARY OF STATE

The undersigned natural person(s) of the age of eighteen years or more for the purpose of forming a corporation under the General and Business Corporation Law of Missouri adopts the following Articles of Incorporation:

Article One

The name of the corporation is Great Plains Power Incorporated

Article Two

The address, including street and number, if any, of the corporation's initial registered office in this state is

1201 Walnut, Kansas City, Missouri 64106

and the name of its initial agent at such address is Jeanie Sell Latz.

Article Three

The aggregate number, class and par value, if any, of shares which the corporation shall have authority to issue shall be:

Five Hundred (500) shares, all of which shall be no par common stock.

The preferences, qualifications, limitations, restrictions, and the special or relative rights, including convertible rights, if any, in respect to the shares of each class are as follows:

There shall be no preferences, qualifications, limitations, restrictions or special or relative rights, including convertible rights, in respect to the shares herein authorized.

Article Four

The extent, if any, to which the preemptive right of a shareholder to acquire additional shares is limited or denied.

No holder of outstanding shares of any class shall have any preemptive right to subscribe for or acquire shares of stock or any securities of any kind issued by the Corporation.

Article Five

The name and place of residence of each incorporator is as follows:

Name	Street	City
Marcus Jackson	10205 West 121st Street	Overland Park, KS

Article Six

(Designate which and complete the applicable paragraph.)

☒ The number of directors to constitute the first board of directors is ten (10).
Thereafter the number of directors shall be fixed by, or in the manner provided by the bylaws. Any changes in the number will be reported to the Secretary of State within thirty calendar days of such change. **(NOTE: If the number of directors is to be one or two, do not check this box.)**

OR

☐ The number of directors to constitute the board of directors is ____________. (The number of directors to constitute the board of directors must be stated herein if there are to be less than three directors. The person to constitute the first board of directors may, but not need, be named.)

Article Seven

The duration of the corporation is perpetual.
(indicate either perpetual or the date the corporation expires)

Article Eight

The corporation is formed for the following purposes:

To acquire or build generation facilities or to engage in any other lawful purpose.

IN WITNESS WHEREOF, these Articles of Incorporation have been signed on February 6, 2001.
month/day/year

Marcus Jackson (signature) — Marcus Jackson
Signature — Printed Name

Signature — Printed Name

Signature — Printed Name

Signature — Printed Name

State of Missouri

County of Jackson } ss

I, Jacquetta L. Hartman, A Notary Public, do hereby certify that on February 6, 2001 (month/day/year) personally appeared before me Marcus Jackson, and being duly sworn by me, acknowledged that he/she signed as his/her own free act and deed the foregoing document in the capacity therein set forth and declared that the statements therein contained are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal the day and year before written.

(Notarial Seal or Stamp)

JACQUETTA L HARTMAN
Notary Public - Notary Seal
STATE OF MISSOURI
RAY COUNTY
MY COMMISSION EXP. APR. 8,2004

Jacquetta L Hartman
Notary Public

My commission expires April 8, 2004

My County of Commission Ray

FILED

FEB 06 2001

Matt Blunt
SECRETARY OF STATE

Corp. #41 (6/99)

Adopted February 6, 2001

GREAT PLAINS POWER INCORPORATED

BY-LAWS

FEBRUARY 6, 2001

GREAT PLAINS POWER INCORPORATED

BY-LAWS

ARTICLE I

Offices

Section 1. The registered office of the Corporation in the State of Missouri shall be at 1201 Walnut, in Kansas City, Jackson County, Missouri.

Section 2. The Corporation also may have offices at such other places either within or without the State of Missouri as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

Section 1. All meetings of shareholders shall be held at such place within or without the State of Missouri as may be selected by the Board of Directors, but if the Board of Directors shall fail to designate a place for said meeting to be held, then the same shall be held at the registered office of the Corporation.

Section 2. An annual meeting of the shareholders shall be held on the first Tuesday of May in each year, if not a legal holiday, and if a legal holiday, then on the first succeeding day which is not a legal holiday, at ten o'clock in the forenoon, for the purpose of electing directors of the Company and transacting such other business as may properly be brought before the meeting.

Section 3. Special meetings of the shareholders may be called by the Chairman of the Board, by the President, by the Board of Directors, or by the holders of not less than one-fifth of all outstanding shares entitled to vote at such meeting.

Section 4. Written or printed notice of each meeting of the shareholders, annual or special, shall be given in the manner provided in the corporation laws of the State of Missouri. In case of a call for any special meeting, the notice shall state the time, place and purpose of such meeting.

Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at his address as it appears on the records of the Corporation.

Section 5. Meetings of the shareholders may be held without notice at any time and place, either within or without the State of Missouri, if all shareholders entitled to vote at any such meeting shall have waived notice thereof or shall be present in person or represented by proxy, and any action required to be taken by shareholders may be taken at any such meeting.

Section 6. At least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the officer having charge of the transfer book for shares of the Corporation. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Missouri, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any such meeting.

Section 7. Each outstanding share entitled to vote under the provisions of the Articles of Incorporation of the Corporation shall be entitled to one vote on each matter submitted at a meeting of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

In all elections for directors, each shareholder shall be entitled to one vote for each share owned by him or her, and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute them among two or more candidates. There shall be no cumulative voting.

Section 8. At any meeting of shareholders, a majority of the outstanding shares entitled to vote represented in person or by proxy shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the Articles of Incorporation or by these By-Laws. The holders of a majority of the shares represented in person or by proxy and entitled to vote at any meeting of the shareholders shall have the right successively to adjourn the meeting to the same or a different location and to a specified date not longer than ninety days after any such adjournment, whether or not a quorum be present. The time and place to which any such adjournment is taken shall be publicly announced at the meeting, and no notice need be given of any such adjournment to shareholders not present at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy, as the by-laws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Section 10. The Chairman of the Board, or in his absence the President of the Corporation, shall convene all meetings of the shareholders and shall act as chairman thereof. The Board of Directors may appoint any other officer of the Corporation or shareholder to act as chairman of any meeting of the shareholders in the absence of the Chairman of the Board and the President.

The Secretary of the Corporation shall act as secretary of all meetings of shareholders. In the absence of the Secretary at any meeting of shareholders, the presiding officer may appoint any person to act as secretary of the meeting.

Section 11. Unless otherwise provided by statute or by the Articles of Incorporation, any action required to be taken by shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Board of Directors

Section 1. The property, business and affairs of the Corporation shall be managed and controlled by a Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these By-Laws directed or required to be exercised or done by the shareholders.

Section 2. The Board of Directors shall consist of ten directors who shall be elected at the annual meeting of the shareholders. Each director shall be elected to serve until the next annual meeting of the shareholders and until his successor shall be elected and qualified. Directors need not be shareholders.

Section 3. In case of the death or resignation of one or more of the directors of the Corporation, a majority of the remaining directors, though less than a quorum, may fill the vacancy or vacancies until the successor or successors are elected at a meeting of the shareholders. A director may resign at any time and the acceptance of his resignation shall not be required in order to make it effective.

Section 4. The Board of Directors may hold its meetings either within or without the State of Missouri at such place as shall be specified in the notice of such meeting, and members of the Board of Directors may participate in a meeting of the Board by means of conference telephone or similar conversations whereby all persons participating in the meeting can hear each other and participating in a meeting in this manner shall constitute presence in person at the meeting.

Section 5. Regular meetings of the Board of Directors shall be held at such time and place as the Board of Directors by resolution shall from time to time determine. The Secretary shall give at least three days' notice of the time and place of each such meeting to each director in the manner provided in Section 9 of this Article III. The notice need not specify the business to be transacted.

Section 6. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, the President or two members of the Board and shall be held at such place as shall be specified in the notice of such meeting. The Secretary shall give not less than one day's notice of the time, place and purpose of each such meeting to each director in the manner provided in Section 9 of this Article III.

Section 7. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8. At any meeting of shareholders, a majority of the outstanding shares entitled to vote represented in person or by proxy shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the articles of consolidation or by these By-Laws. The holders of a majority of the shares represented in person or by proxy and entitled to vote at any meeting of the shareholders shall have the right successively to adjourn the meeting to a specified date not longer than ninety days after any such adjournment, whether or not a quorum be present. The time and place to which any such adjournment is taken shall be publicly announced at the meeting, and no notice need be given of any such adjournment to shareholders not present at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Whenever under the provisions of the statutes or of the Articles of Incorporation or of these By-Laws notice is required to be given to any director, it shall not be construed to require personal notice, but such notice may be given by telephone or by telegram addressed to such director at such address as appears on the books of the Corporation, or by hand delivery to the regular office of the director, or by mail by depositing the same in a post office or letter box in a postpaid, sealed wrapper addressed to such director at such address as appears on the books of the

Corporation. Such notice shall be deemed to be given at the time when the same shall be thus telephoned, telegraphed, hand delivered or mailed.

Attendance of a director at any meeting shall constitute a waiver of notice of such meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 10. The Board of Directors may by resolution provide for an Executive Committee of said Board, which shall serve at the pleasure of the Board of Directors and, during the intervals between the meetings of said Board, shall possess and may exercise any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, except with respect to any matters which, by resolution of the Board of Directors, may from time to time be reserved for action by said Board.

Section 11. The Executive Committee, if established by the Board, shall consist of the President of the Corporation and two additional directors who shall be elected by the Board of Directors to serve at the pleasure of said Board until the first meeting of the Board of Directors following the next annual meeting of shareholders and until their successors shall have been elected. Vacancies in the Committee shall be filled by the Board of Directors.

Section 12. Meetings of the Executive Committee shall be held whenever called by the Chairman or by a majority of the members of the Committee, and shall be held at such time and place as shall be specified in the notice of such meeting and shall be subject to the provisions of Section 4 of this Article III. The Secretary shall give at least one day's notice of the time, place and purpose of each such meeting to each Committee member in the manner provided in Section 9 of this Article III, provided, that if the meeting is to be held outside of Kansas City, Missouri, at least three days' notice thereof shall be given.

Section 13. At all meetings of the Executive Committee, a majority of the Committee members shall constitute a quorum and the unanimous act of all the members of the Committee present at a meeting where a quorum is present shall be the act of the Executive Committee. All action by the Executive Committee shall be reported to the Board of Directors at its meeting next succeeding such action.

Section 14. In addition to the Executive Committee provided for by these By-Laws, the Board of Directors, by resolution adopted by a majority of the whole Board of Directors, (i) shall designate, as standing committees, an Audit Committee, a Compensation Committee and a Governance Committee, and (ii) may designate one or more special committees, each consisting of two or more directors. Each standing or special committee shall have and may exercise so far as may be permitted by law and to the extent provided in such resolution or resolutions or in these By-Laws, the responsibilities of the business and affairs of the corporation. The Board of Directors may, at its discretion, appoint qualified directors as alternate members of a standing or special committee to serve in the temporary absence or disability of any member of a committee. Except where the context requires otherwise, references in these By-Laws to the Board of Directors shall be deemed to include the Executive Committee, a standing committee or a special committee of the Board of Directors duly authorized and empowered to act in the premises.

Section 15. Each standing or special committee shall record and keep a record of all its acts and proceedings and report the same from time to time to the Board of Directors.

Section 16. Regular meetings of any standing or special committee, of which no notice shall be necessary, shall be held at such times and in such places as shall be fixed by majority of the committee. Special meetings of a committee shall be held at the request of any member of the committee. Notice of each special meeting of a committee shall be given not later than one day prior to the date on which the special meeting is to be held. Notice of any special meeting need not be given to any member of a committee, if waived by him in writing or by telegraph before or after the meeting; and any meeting of a committee shall be a legal meeting without notice thereof having been given, if all the members of the committee shall be present.

Section 17. A majority of any committee shall constitute a quorum for the transaction of business, and the act of a majority of those present, by telephone conference call or otherwise, at any meeting at which a quorum is present shall be the act of the committee. Members of any committee shall act only as a committee and the individual members shall have no power as such.

Section 18. The members or alternates of any standing or special committee shall serve at the pleasure of the Board of Directors.

Section 19. If all the directors severally or collectively shall consent in writing to any action to be taken by the directors, such consents shall have the same force and effect as a unanimous vote of the directors at a meeting duly held. The Secretary shall file such consents with the minutes of the meetings of the Board of Directors.

ARTICLE IV

Officers

Section 1. The officers of the Corporation may include a Chairman of the Board, a President, one or more Vice Presidents, a Secretary, and a Treasurer, all of whom shall be appointed by the Board of Directors. Any one person may hold two or more offices except that the offices of President and Secretary may not be held by the same person.

Section 2. The officers shall be elected annually by the Board of Directors. The office of the Vice President may or may not be filled as may be deemed advisable by the Board of Directors.

Section 3. The Board of Directors may from time to time appoint such other officers as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as the Board of Directors or the President may from time to time determine.

Section 4. The officers of the Corporation shall hold office until their successors shall be chosen and shall qualify. Any officer appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the whole Board. If the office of any officer becomes vacant for any reason, or if any new office shall be created, the vacancy may be filled by the Board of Directors.

Section 5. The salaries, if any, of all officers of the Corporation shall be fixed by the Board of Directors.

ARTICLE V

Powers and Duties of Officers

Section 1. The President shall be the principal executive officer of the Corporation. He/she shall preside at all meetings of the shareholders and at all meetings of the Board of Directors, and shall perform such other duties as the Board of Directors shall from time to time prescribe.

Section 2. The President shall have general and active management of, and exercise general supervision of, the business and affairs of the Corporation, subject, however, to the right of the Board of Directors to delegate any specific power to any other officer or officers of the Corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect. He/she may sign with the Secretary of the Corporation stock certificates, deeds, mortgages, bonds, contracts or other instruments; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

Section 3. In the absence of the President or in the event of his/her inability or refusal to act, the Vice President (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of election) shall perform the duties of the President and when so acting, shall have the powers of the President, and shall perform such other duties as from time to time may be assigned to him/her by the President or by the Board of Directors.

Section 4. The Secretary shall attend all meetings of the shareholders, the Board of Directors and the Executive Committee, if any, and shall keep the minutes of such meetings. He/she shall give, or cause to be given, notice of all meetings of the shareholders, the Board of Directors and the Executive Committee, if any, and shall perform such other duties as may be prescribed by the Board of Directors or President.

The Secretary shall keep the corporate books and records, prepare the necessary reports to the State and to the directors. He/she shall in all respects perform those usual and customary duties which such officer performs in business corporations.

Section 5. The Treasurer shall have the custody of all moneys and securities of the Corporation. He/she is authorized to collect and receive all moneys due the Corporation and to receipt therefor, and to endorse in the name of the Corporation and on its behalf, when necessary or proper, all checks, drafts, vouchers or other instruments for the payment of money to the Corporation and to deposit the same to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. He/she is authorized to pay interest on obligations and dividends on stocks of the Corporation when due and payable. He/she shall, when necessary or proper, disburse the funds of the Corporation, taking proper vouchers for such disbursements. He/she shall render to the Board of Directors and the President, whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the Corporation. He/she shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 6. Unless otherwise ordered by the Board of Directors, the Chairman of the Board, the President or any Vice President of the Corporation (a) shall have full power and authority to attend and to act and vote, in the name and on behalf of this Corporation, at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock, and (b) shall have full power and authority to execute, in the name and on behalf of this Corporation, proxies authorizing any suitable person or persons to act and to vote at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting the person or persons so designated shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock.

ARTICLE VI

Certificates of Stock

Section 1. The Board of Directors shall provide for the issue, transfer and registration of the certificates representing the shares of capital stock of the

Corporation, and shall appoint the necessary officers, transfer agents and registrars for that purpose.

Section 2. Until otherwise ordered by the Board of Directors, stock certificates shall be signed by the Chairman of the Board, the President or a Vice President and by the Secretary. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any stock certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 3. Transfers of stock shall be made on the books of the Corporation only by the person in whose name such stock is registered or by his attorney lawfully constituted in writing, and unless otherwise authorized by the Board of Directors, only on surrender and cancellation of the certificate transferred. No stock certificate shall be issued to a transferee until the transfer has been made on the books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

Dividends

Dividends may be declared at such times as the Board of Directors shall determine from the net earnings, or earned surplus, in accordance with law. Stock dividends may be declared if justified and provided capital is not impaired by such action.

ARTICLE VIII

Fiscal Year

Section 1. The fiscal year of the Corporation shall be the calendar year.

Section 2. As soon as practicable after the close of each fiscal year, the Board of Directors shall cause a report of the business and affairs of the Corporation to be made to the shareholders.

ARTICLE IX

Waiver of Notice

Whenever by statute or by the Articles of Incorporation or by these By-Laws any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

Indemnification by the Corporation

The Corporation shall indemnify to the full extent authorized or permitted by The General and Business Corporation Law of Missouri, as now in effect or as hereafter amended, any person made or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation) by reason of the fact that he/she is or was a director, officer, employee or agent of the Corporation or serves any other enterprises as such at the request of the Corporation.

The foregoing right of indemnification shall be deemed exclusive of any other rights to which such persons may be entitled apart from this Article X. The foregoing right of indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI

Amendments

The Board of Directors may make, alter, amend or repeal By-Laws of the Corporation by a majority vote of the whole Board of Directors at any regular meeting of the Board or at any special meeting of the Board if notice thereof has been given in the notice of such special meeting. Nothing in this Article shall be construed to limit the power of the shareholders to make, alter, amend or repeal By-Laws of the Corporation at any annual or special meeting of shareholders by a majority vote of the shareholders present and entitled to vote at such meeting, provided a quorum is present.

As Amended February 4, 2000

ARTICLES OF INCORPORATION

KANSAS CITY POWER & LIGHT RECEIVABLES COMPANY

ARTICLE ONE
NAME

The name of the corporation (the ***"Corporation"***) is: "Kansas City Power & Light Receivables Company".

ARTICLE TWO
REGISTERED OFFICE AND AGENT

The address of the Corporation's registered office in the State of Delaware is One Commerce Center, Suite 800, City of Wilmington, County of New Castle. Its registered agent at such address is Peter H. Sorensen.

ARTICLE THREE
OBJECTS AND POWERS

The nature of the Corporation's business, and its objects, purposes and powers are as follows:

(1) to enter into any agreement to purchase for purposes of facilitating securitization transactions, purchase loans secured by or otherwise acquire, own, hold, sell, transfer, exchange or dispose of interests in, or undivided interests in, accounts, securities, or other assets of KANSAS CITY POWER & LIGHT COMPANY and/or its affiliates which qualify as financial assets under generally accepted accounting principles (all such assets, ***"Permitted Assets"***);

(2) to enter into agreements providing for the sale issuance of beneficial interests in the form of debt securities, equity securities or sales of Permitted Assets or undivided interests therein (the ***"Permitted Sales"***);

(3) to enter into, and perform, any agreement providing for the borrowing by the Corporation to facilitate any activity authorized herein,

either on an unsecured basis or secured by a pledge of all or any portion of the Corporation's assets, provided that all such borrowings shall be either from KANSAS CITY POWER & LIGHT COMPANY or in the form of a securitization transaction as described in clauses (1) or (2) above (all of the foregoing, ***"Permitted Financings"***);

(4) pending distribution to holders of beneficial interests (including debt securities), to invest proceeds in short term interest earning assets that mature no later than the next scheduled date the proceeds must be distributed from the Permitted Financings and the Permitted Sales in financial assets, as determined by the Corporation's Board of Directors or any officer or agent exercising authority delegated by the Corporation's Board of Directors;

(5) to service, administer and collect (collectively, ***"servicing"***) the Permitted Assets, the Permitted Sales and the Permitted Financings, and to enter into contracts and subcontracts providing for servicing and the delegation of such servicing;

(6) to enter into any agreement providing for the governance, management and administration of the activities of the Corporation; and

(7) to transact any business, to engage into and perform any agreement, to engage in any act or activity, and to exercise all powers authorized herein or permitted to corporations by the General Corporation Law of Delaware, but only to the extent that such business, acts, activity or powers are incident or necessary to the foregoing or to the accomplishment of such objects, purposes and powers.

ARTICLE FOUR
CAPITAL STOCK

4.1. Total Number of Shares. The total number of shares of all classes of capital stock (***"Shares"***) which the Corporation shall have the authority to issue is 10,000, consisting of 10,000 Shares of common stock, $0.01 par value per share (***"Common Stock"***).

4.2. Dividends. Dividends upon all classes and series of Shares shall be payable only when, as and if declared by the Board of Directors from funds lawfully available therefor, which funds shall include, without limitation, the Corporation's capital surplus. Dividends upon any series of Shares may be paid in cash, property, or Shares or other securities or evidences of indebtedness of the Corporation or any other issuer, as may be determined by resolution or resolutions of the Board of Directors.

ARTICLE FIVE
DIRECTORS

5.1. Number of Directors. The Board of Directors of the Corporation shall consist of not less than three nor more than five members, including at least one person who is Independent, and who shall otherwise qualify as provided in subsection 9.6.1 hereof. To the fullest extent permitted by applicable law, including the General Corporation Law of the State of Delaware as in effect from time to time, each Independent Director's fiduciary duty in respect of any decision on any matter referred to in Article Nine shall be to the Corporation (including its creditors) rather than solely to the Corporation's stockholders. In furtherance of the foregoing, when voting on matters subject to the vote of the Board of Directors, including those matters referred to in Article Nine, notwithstanding that the Corporation is not then insolvent, each Independent Director shall take into account the interests of the creditors of the Corporation as well as the interests of the Corporation.

5.2. Reliance upon Records, etc. A member of the Board of Directors, or a member of any committee designated by the Board of Directors, shall, in the performance of his or her duties, be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation's officers or employees or committees of the Board of Directors, or by any person as to matters the member reasonably believes are within such other person's professional, expert or other competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE SIX
INDEMNIFICATION

6.1. Indemnification.

6.1.1. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, arbitral, governmental, administrative, investigative or otherwise (hereinafter, a ***"Proceeding"***), by reason of the fact that he or she, or a Person of whom he or she is the legal representative, is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including penalties, fines, judgments, reasonable attorneys' fees and charges, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (other than pursuant to subsection 6.1.2) only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this subsection 6.1.1 shall be a contract right and shall include the right to be paid by the Corporation the reasonable expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this subsection 6.1.1 or otherwise.

6.1.2. If a claim which the Corporation is obligated to pay under subsection 6.1.1 is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the reasonable expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claims, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of

Directors, independent legal counsel or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

6.1.3. The provisions of this Section 6.1 shall cover claims, actions, suits and proceedings, civil or criminal, whether now pending or hereafter commenced, and shall be retroactive to cover acts or omissions or alleged acts or omissions which heretofore have taken place. If any part of this Section 6.1 should be found to be invalid or ineffective in any proceeding, the validity and effectiveness of the regaining provisions shall not be affected.

6.1.4. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 6.1 are non-exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, or any Corporation By-Law, insurance policy or agreement, vote of shareholders or disinterested directors or otherwise.

6.1.5. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

6.1.6. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any agent of the Corporation to the fullest extent of the provisions of this Section 6.1 with respect to the indemnification and advancement of expenses of directors, officers and employees of the Corporation.

6.2. Limitation of Monetary Damages. A director shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except this provision shall not eliminate liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for unlawful payment or dividend or unlawful stock purchase or redemption under Delaware General Corporation Law, Section 174, or (d) for any transaction from which the director derived an improper personal benefit.

Any repeal or modification of this Section 6.2 by the Corporation's shareholders shall not adversely affect any right of protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law.

6.3. Severability. In the event that any of the provisions of this Article Six (including any provision within a single sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.

ARTICLE SEVEN
INCORPORATOR

The name and mailing address of the incorporator is:

Name	Mailing Address
Jeanie Sell Latz	1201 Walnut - 21J Kansas City, Missouri 64106-2124

ARTICLE EIGHT
INITIAL DIRECTORS

The names and mailing addresses of the initial directors of the Corporation, each of whom shall serve as a director until the first annual meeting of Shareholders of until then successors are elected and qualify, are:

Andrea F. Bielsker
Kansas City Power & Light Company
1201 Walnut – 19E
Kansas City, Missouri 64106-2124

Jeanie S. Latz
Kansas City Power & Light Company
1201 Walnut – 21J
Kansas City, Missouri 64106-2124

Peter H. Sorensen
Lord Securities Corporation
Two Wall Street, 7th Floor
New York, New York 10005

ARTICLE NINE
SPECIAL PROVISIONS

In furtherance and not in limitation of the powers conferred herein and by law, the following provisions for regulation of the Corporation, its directors and shareholders are hereby established:

9.1. Purchase of Shares. The Corporation shall have the right to purchase, take, receive or otherwise acquire, hold, own, pledge, transfer or otherwise dispose of its own Shares to the full extent of undivided profits, earned surplus, capital surplus or other surplus or any other funds lawfully available therefor.

9.2. Transactions with Certain Persons. No contract or other transaction between the Corporation and one or more of its directors or officers or between the Corporation or any other person, corporation, firm, association or entity in which one or more of its directors or officers are directors or officers or are financially interested, shall be void or voidable because of such relationship or interest, or because such director or officer is present at or participates in a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction, or solely because his or her or their votes are counted for such purpose, if such contract or transaction is permitted by the Delaware General Corporation Law, Section 144, as now or hereafter in effect.

9.3. Transfer Restrictions, etc. Written restrictions on the transfer or registration of transfer of the Corporation's Shares, securities or evidences of indebtedness or any interest therein may be entered into as part of an agreement, adopted as By-Laws, or recognized by the Corporation as the Corporation's Board of Directors may determine by resolution or resolutions. Any such transfer restrictions shall be noted conspicuously on the security or evidence of indebtedness. The Corporation may from time to time enter into any agreement to which all, or less than all, holders of record of the Corporation's issued and outstanding Shares are parties, restricting the transfer or registration of transfer of any or all of the Corporation's Shares, upon such reasonable terms and conditions as may be approved by resolution or resolutions adopted by the Corporation's Board of Directors.

9.4. No Liability of Shareholders. The holders of Corporation Shares shall not be personally or otherwise liable to any extent whatsoever for the payment of the Corporation's debts, liabilities and obligations, and the private property of the holders of Corporation Shares shall not be subject to the payment of the Corporation's debts, liabilities and obligations to any extent whatsoever.

9.5. Compromises and Arrangements with Creditors. [intentionally deleted].

9.6. Corporate Separateness. At all times from and after the establishment of the Corporation:

9.6.1. At least one of the Corporation's directors shall be a person who is Independent (each such director, an ***"Independent Director"***); and

9.6.2. The Corporation's assets (other than collections on accounts receivable which may be commingled with the funds of the Person collecting such accounts receivable) will not be commingled with those of any other Person; and

9.6.3. The Corporation will maintain separate corporate records and books of account from those of any other Person; and

9.6.4. The Corporation will conduct its business from an office separate from any direct or ultimate parent of the Corporation.

9.7. Election of Directors. Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

9.8. Bankruptcy, Dissolution, Merger, Indebtedness.

9.8.1. Notwithstanding any other provision of this Certificate of Incorporation, the unanimous approval of the Board of Directors, including the approval of the Independent Director, is required for any of the following: (a) the filing by the Corporation of a voluntary bankruptcy petition under Section 301 of the Bankruptcy Code, 11 U.S.C. § 301, or any successor thereto; (b) any merger, consolidation or other combination of the

Corporation with any other entity, including KANSAS CITY POWER & LIGHT COMPANY; (c) the sale of any assets of the Corporation except for Permitted Sales; (d) the amendment of this Certificate of Incorporation; or (e) the establishment of investment guidelines and criteria for investing proceeds from Permitted Financings and Permitted Sales.

9.8.2. Notwithstanding any other provision of this Certificate of Incorporation and any provision of law that otherwise so empowers the Corporation, the Corporation shall not, while any Permitted Sale, Permitted Financing or other indebtedness of the Corporation is outstanding, do any of the following: (a) voluntarily dissolve the Corporation; or (b) other than any indebtedness (i) in connection with a Permitted Financing and (ii) in connection with the acquisition of Permitted Assets and any agreements entered into in connection therewith, incur any additional indebtedness of liability for borrowed money, or assume or guaranty any indebtedness or liability for borrowed money of any entity.

9.9. **Certain Definitions.** As used herein, the following terms shall have the following meanings:

"Affiliate" means any Person, other than the Corporation, that controls, is controlled by, or under common control with the Corporation. For the purposes hereof, a Person shall be considered to be controlled by another Person if the latter Person, directly or through one or more other *"controlled"* Persons, (i) possesses the authority to appoint 50% or more of the governing body of the controlled Person, (ii) owns 50% or more of the voting stock of the controlled Person, or (iii) is governed by a governing body whose members, or some of them, comprise at least 50% of the governing body of the controlled Person.

"Independent" means, with respect to the Corporation, any Person: (i) who is not an officer, an employee, a pensioner, or a beneficial owner, directly or indirectly of 10% or more of any equity interest in the Corporation or any Affiliate thereof, and who is not related by blood, marriage or adoption with any of the foregoing Persons; (ii) who has not been an employee of the Corporation or any Affiliate in the last five years; (iii) who is not affiliated with, or employed by, any Person providing services to, any of the Corporation's significant customers or suppliers; (iv) who is not affiliated with any tax exempt or other organization that receives significant contributions from the Corporation or any of its Affiliates; and (v) who has not provided and is not providing directly or indirectly, whether or not through any related corporation, partnership, limited liability company, limited liability partnership or other Person, legal, accounting or investment banking services for the Corporation or any Affiliate. In the case of an accountant, an accountant will only be Independent for purposes hereof only where he or she also meets the criteria of independence described in SEC Regulation S-X, Rule 2-01(B) and does not otherwise provide any professional services directly or indirectly to the Corporation or its Affiliates and none of his or her professional affiliates having managerial responsibilities participate in any such services. A Person that is otherwise Independent of the Corporation shall not be precluded from serving as an Independent Director by virtue of his or her service as a director of any direct or indirect subsidiary of the Corporation which has articles of incorporation or a certificate of incorporation with a limited purpose similar to the Corporation's.

"Person" means any individual, partnership, corporation, trust, unincorporated association, limited liability company, joint venture or other entity, or any government, or any government agency, authority or political subdivision thereof, or any other form of entity.

9.10. Amendments. The Corporation reserves the right to amend, alter, change or repeal any provision (except Article Three and Sections 5.1, 9.5, 9.6, 9.8, 9.9 and 9.10) contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute or this Certificate of Incorporation, and all rights conferred upon shareholders herein are granted subject to this reservation.

9.11. By-Laws. The Corporation's Board of Directors is authorized and empowered to amend, alter, change or repeal the Corporation's By-Laws and to adopt new By-Laws; ***provided, however,*** that the provisions of Sections 1,2,10,12,14,15 and 16 of Article III; Section 2 of Article VI; and the final sentence of Article XII of the Corporation's By-laws shall not be amended, altered or changed without the consent of the majority of its Directors including the Independent Director.

ARTICLE TEN
DURATION

The Corporation shall have perpetual duration and existence.

KANSAS CITY POWER & LIGHT RECEIVABLES COMPANY

BY-LAWS

ARTICLE I
OFFICES

Section 1. Principal and Registered Office. The Corporation's principal office shall be in the City of Kansas City, County of Jackson, State of Missouri. The Corporation's registered office in the State of Delaware shall be in the City of Wilmington, County of New Castle.

Section 2. Other Offices. The Corporation may also have offices at such other places, both within and without the States of Missouri and Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require to the extent not prohibited by law.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. Location. All meetings of shareholders shall be held at the Corporation's principal office in Kansas City, Missouri, or at such other place either within or without the States of Missouri or Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

Section 2. Annual Meetings. Annual meetings of shareholders shall be held on the date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. At the annual meeting, the shareholders shall elect a Board of Directors by plurality vote, and shall transact any other business as may properly come before the meeting.

Section 3. Notice of Annual Meeting. Written notice of the annual meeting stating the place, day and hour of the meeting shall be given to each shareholder of record entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting.

Section 4. Special Meetings. Special meetings of shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the Chairman or the President, or a majority of the Board of Directors, or upon the written request of shareholders owning not less than 25% of all shares of capital stock of the Corporation issued and outstanding and entitled to vote at such meeting. Such request by the shareholders shall state specifically the purpose or purposes of the proposed meeting.

Section 5. Notice of Special Meetings. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each shareholder entitled to vote at such meeting, not less than 10 nor more than 60 days before the date of the meeting.

Section 6. Business of Special Meetings. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 7. Shareholder List. The officer who has charge of the Corporation's stock ledger shall prepare and make at least 10 days before every meeting of shareholders, a complete list of shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be available for inspection by any shareholder for any purpose germane to the meeting during ordinary business hours for a period of at least 10 days prior to the meeting either at a place within the city where the meeting is to be held which place is specified in the notice of the meeting or at the place where the meeting is to be held. The list of shareholders entitled to vote also shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present. The original stock transfer books shall be the only evidence as to the shareholders entitled to examine the shareholder list or stock transfer book, or to vote at any meeting of shareholders.

Section 8. Quorum. The holders of a majority of the Corporation's shares issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of shareholders for the transaction of business except as otherwise provided by the Delaware General Corporation Law or the Certificate of Incorporation. If, however, such quorum is not present or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, written notice of the adjourned meeting shall be given to the shareholders entitled to vote at the meeting. Every meeting of the shareholders may be adjourned from time to time until its business is completed, and except as provided herein or by applicable law, no notice need be given of such adjourned meeting.

Section 9. Action by Shareholders. When a quorum is present at any meeting, the vote of the holders of a majority of the shares having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Delaware General Corporation Law or the Certificate of Incorporation, a different vote is required, in which case, such express provision shall govern and control the decision of such question.

Section 10. Voting. Each shareholder shall at every meeting of the shareholders be entitled to one vote in person or by proxy for each share having voting power held by such shareholder, except as may otherwise be provided in the Certificate of Incorporation or any Certificate of Designation thereunder.

Section 11. Waiver of Notice. Whenever any notice is required to be given to any shareholder, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 12. Action Without a Shareholders' Meeting. Any action required to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares entitled to vote on such matters having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Any such consent shall be delivered to the Corporation at its registered office in the State of Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the minutes of the proceedings of the shareholders. Any delivery made to the Corporation's registered office of corporate action by less than unanimous written consent shall be given to those shareholders who have not consented in writing.

Section 13. Form of Written Consent. Every written consent by a shareholder or shareholders shall bear the date of signature of each shareholder who signs the consent. No written consent shall be effective with respect to the action referred therein, unless, within 60 days of the earliest date of consent delivered as required by these By-Laws and the Delaware General Corporation Law, written consents signed by a sufficient number of shareholders to take action are delivered to the Corporation by delivery as provided in Section 12 of this Article II.

ARTICLE III
BOARD OF DIRECTORS

Section 1. General, Powers; Number, Tenure and Qualifications. The Corporation's business, properties and affairs shall be managed by its Board of Directors (the *"Board"*), comprised of the number and type of directors determined in the Certificate of Incorporation. Directors shall be elected at each annual meeting of the shareholders, and shall hold office as provided in the Certificate of Incorporation and until their successors are elected and qualified. At all times, at least one member of the Board of Directors shall be an *"Independent Director"* (as defined in Section 9.6.1 of the Certificate of Incorporation and as further provided in Section 5.1 thereof).

Section 2. Vacancies. Vacancies in the Board shall be filled by the affirmative vote of a majority of the remaining directors even though such remaining directors constitute less than a quorum of the Board. A director elected to fill a vacancy shall serve a term as provided in the Certificate of Incorporation. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual or special meeting of shareholders. If there are no directors in office, then the shareholders may hold a special meeting to elect directors, at least one of whom shall be an Independent Director.

Section 3. Location of Meetings. Meetings of the Board, regular or special, shall be held at the Corporation's principal office unless otherwise specified in the notice thereof, in which event the meeting shall be held where specified in the notice, either within or without the States of Missouri or Delaware.

Section 4. Organizational Meetings. The first meeting of each newly-elected Board shall be held on the day and time specified by the Corporation's Board. No notice of such meeting shall be necessary to the newly-elected directors in order to legally constitute the meeting, provided a quorum is present.

Section 5. Regular Meetings. Regular meetings of the Board shall be held at such times and places as the Board by resolution may determine.

Section 6. Special Meetings. Special meetings of the Board may be called by the Chairman or President on 24 hours' personal, telephonic, telegraphic or facsimile notice to each director, or on three days' written notice to each director. Upon the written request of a majority of directors constituting the whole

Board, special meetings may be called by the Chairman or President, and appropriate notice given. Any notice or waiver thereof of a special meeting, whether personal, telephonic, telegraphic or written, need not include a statement of the business to be transacted at, nor the purposes of, such special meeting except as expressly required by statute, the Corporation's Certificate of Incorporation or these By-Laws. Meetings of any committee of the Board may be called by the Chairman, the President, or by the chairman of the committee, at any time upon personal, telephonic, telegraphic or written notice to each member of such committee and need not include a statement of the business to be transacted at, nor the purposes of, such special meeting.

Section 7. Meetings by Conference Telephone, etc. Meetings of the Board, and of any committee thereof, may be held by means of a conference telephone or equivalent communication equipment by which all persons participating in the meeting can hear each other simultaneously. Participation by such means shall constitute presence in person at any such meeting.

Section 8. Quorum. At all meetings of the Board, a majority of the directors then holding office shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may otherwise specifically be provided by statute, the Certificate of Incorporation or these By-Laws. If a quorum is not present at any meeting of the Board, the directors present may adjourn the meeting from time to time, without notice other than announcements at the meeting, until a quorum shall be present.

Section 9. Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting or vote, if a written consent setting forth the action taken is signed by all members of the Board or committee, as the case may be, and such written consent or consents are filed with the minutes of proceedings of the Board or of such committee. Such consents shall have the same effect on a unanimous vote of the Board.

Section 10. Committees. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the Corporation. Any such committee, to the extent provided in the resolution or resolutions of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation during intervals between meetings of the Board, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have any power or authority to declare a dividend or distribution from capital or earned surplus, issue shares of the Corporation, amend the Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the shareholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the shareholders a dissolution of the Corporation or a revocation thereof, fill vacancies in the Board, or amend these By-Laws, authorize the issuance of stock or adopt a certificate of ownership and merger pursuant to Delaware General Corporation Law, Section 253, or adopt any plan of bankruptcy or reorganization under the United States Bankruptcy Code, as amended (the *"Bankruptcy Code"*) or any similar state laws, or otherwise take any action described in Sections 15 or 16 of this Article III or any other action which requires the consent of the Independent Director. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board.

Section 11. Committee Minutes and Reports. Each committee shall keep regular minutes of its meetings and report the same to the Board whenever required or requested.

Section 12. Compensation. The Board shall have the authority to fix the compensation of directors. The directors may be paid a fixed sum for attendance at each meeting of the Board and/or a stated salary as directors. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving-compensation therefor. Members of special or standing committees may be compensated for attending committee meetings. The Independent Director shall be paid an annual fee of not less than [$5,000].

Section 13. Transactions with Directors, etc. Insofar as not prohibited by applicable law, no contract or other transaction between the Corporation and one or more of its directors or any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be either void or voidable because of such relationship or interest, or because such director or directors are present at or participates in the meeting of the Board or a committee thereof which authorizes, approves or ratifies such contract or transaction or solely because his or their votes are counted for such purpose, if the contract or transaction is fair and reasonable to the Corporation and if either:

(a) The material facts as to such relationship or interest and as to the contract or transaction are disclosed or are known to the Board or committee which, in good faith, authorizes, approves or ratifies the contract or transaction by the affirmative vote or consent of a majority of the disinterested directors even though the disinterested directors are less than a quorum; or

(b) The material facts as to his relationship or interest and as to such contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote or written consent of the shareholders; or

(c) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board or a committee thereof or by the shareholders.

Section 14. Removal of Directors. Any director may be removed from office only for cause, and the Independent Director may only be removed if a successor Independent Director has been designated who is qualified under the Certificate of Incorporation, and who is willing and able to serve as the Independent Director effective immediately upon the removal of such Independent Director.

Section 15. Institution of Insolvency Proceedings. Notwithstanding anything to the contrary contained in the Delaware General Corporation Law, the Certificate of Incorporation or these By-Laws, the unanimous approval of the Board of Directors is required for the filing by the Corporation of a voluntary bankruptcy petition under Section 301 of the Bankruptcy Code, 11 U.S.C. § 301, or any successor thereto, or consent to the institution of bankruptcy or insolvency proceedings against it, or the filing of a petition or consent to a petition seeking reorganization or relief under any applicable federal or state laws relating to bankruptcy or insolvency, or the consent to the appointment of receiver, liquidation, assignee, trustee, sequestrator (or other similar official) of the Corporation or a substantial part of its property, or the making of any assignment for the benefit of creditors, or, except as required by law, the admittance in writing of its inability to pay its debts generally as they become due, or the taking of any corporate action in furtherance of any such action. To the fullest extent permitted by applicable law, when voting on matters subject to the vote of the Board of Directors, including those matters specified in this Section 15, notwithstanding that the Corporation is not then insolvent, the Independent Director shall take into account the interests of the creditors of the Corporation as well as the interests of the Corporation and its Stockholders.

Section 16. Merger, etc. Notwithstanding anything to the contrary contained in the Delaware General Corporation Law, the Certificate of Incorporation or these By-Laws, the unanimous approval of the Board of Directors including the Independent Director is required for any of the following:

(a) the filing by the Corporation of a voluntary bankruptcy petition under Section 301 of the Bankruptcy Code, 11 U.S.C. § 301, or any successor thereto;

(b) any merger, consolidation or other combination of the Corporation with any other entity, including Kansas City Power & Light Company;

(c) the sale of any assets of the Corporation except for Permitted Sales;

(d) the amendment of this Certificate of Incorporation; or

(e) the establishment of investment guidelines and criteria for investing proceeds from Permitted Financings and Permitted Sales.

ARTICLE IV
NOTICES

Section 1. Manner of Giving Notice. Except as otherwise required by law, whenever notice is required to be given to any director or shareholder, such notice requirement can be satisfied by giving written notice by mail, postage prepaid, addressed to such director or shareholder, at his address as it appears on the records of the Corporation, and such notice shall be deemed to be given at the time when the same is deposited in the United States mail. Notice to directors may also be given in person, or by telegram, facsimile or telephone.

Section 2. Waiver of Notice. Whenever any notice is required to be given to any shareholder or director of the Corporation, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE V
OFFICERS

Section 1. Officers, Election, Terms. The officers of the Corporation shall be a President, a Treasurer, and a Secretary. The Board may also elect a Chairman of the Board, and one or more Vice Presidents, Assistant Treasurers, Assistant Secretaries and such other officers as the Board may from time to time deem proper. Subject to paragraph 9.6.1 of the Certificate of Incorporation, the Corporation's officers shall be elected annually by the Board at its regular annual organizational meeting to serve for a term of one year and until their respective successors are elected and qualified. If the officers or any of them for any reason should not be elected at the regular annual meeting of the Board, they may be elected at any regular or special meeting of the Board. Any person may hold two or more of the offices in the Corporation except the same person may not serve as President and Secretary (or Assistant Secretary). The Board may in its discretion designate one or more of the Vice Presidents as Executive or Senior Vice Presidents.

Section 2. Duties of the Chairman of the Board. The Chairman of the Board, if one is elected and serving, shall preside at all meetings of the shareholders and Board. He shall have authority to execute bonds, mortgages, and other contracts requiring a seal, under the seal of the Corporation. He shall have power to endorse, when sold, assigned, transferred or otherwise disposed of by the Corporation, all certificates or shares of stock, bonds, or other securities issued by other corporations, associations, trusts, whether public or private, or by any government agency thereof, and owned or held by the Corporation, and to make, execute and deliver all instruments or assignments of transfer of any of such stocks, bonds or other securities. He may, with the approval of the Board, or shall, at the Board's direction, delegate any or all of such duties to the President.

Section 3. Duties of the President. The President shall be the Corporation's chief executive officer and shall be responsible for all of the operations of the Corporation and shall report to the Board.

The President shall be responsible to the Chairman and to the Board and shall see that all orders and resolutions of the Board are carried into effect. He shall, under the direction of the Board, have general supervision and direction of the other officers, employees and agents of the Corporation and shall see that their duties, as assigned by the Board, are properly performed. He shall designate and assign the duties of the officers under his supervision, with the approval of the Board or at their direction.

The President shall have authority to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation; he shall have power to endorse, when sold, assigned, transferred or otherwise disposed of by the Corporation, all certificates for shares, bonds, or other securities or evidences of indebtedness issued by other corporations, associations, trusts, whether public or private, or by any government or agency thereof, and owned or held by the Corporation and to make, execute and deliver all instruments or assignments or transfers of any such stocks, bonds, or other securities. In the absence of the Chairman of the Board, or in the event a Chairman is not elected, the President shall have authority to do any and all things delegated to the Chairman of the Board by the Board or by any committee of the Board having authority.

He shall have general authority over the Corporation's business, and if the office of Chairman of the Board is vacant, shall exercise the duties and have the powers of the Chairman of the Board, and shall have such other powers and perform such other duties as the Board may from time to time prescribe.

Section 4. Vice Presidents. The Vice Presidents (in order of the Executive Vice President, Senior Vice President and other Vice Presidents, each class in order of the seniority of its respective members or as designated by resolution of the Board) shall, in the absence or disability of the Chairman and President, perform the duties and exercise the powers of said officers, and shall perform such other duties and exercise such other powers as the Board, the

Chairman of the Board or the President may prescribe. One or more Vice Presidents may be designated by the Board as either *"Executive Vice President"* or *"Senior Vice President."*

Section 5. Treasurer. The Treasurer shall be the Corporation's chief financial officer and shall have charge and custody of, and shall be responsible for, all funds and securities of the Corporation, and shall deposit all such funds in the name of the Corporation in such banks or other depositories as shall be selected or authorized to be selected by the Board; shall render or cause to be rendered a statement of the condition of the finances of the Corporation at all regular meetings of the Board, and a full financial report at the annual meeting of shareholders, if called upon so to do; shall receive and give receipts for moneys due and payable to the Corporation from any source whatsoever; and, in general, shall perform or cause to be performed all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Board.

Section 6. Assistant Treasurer. The Assistant Treasurers shall perform such duties as from time to time may be assigned to them by the Chairman of the Board, the President, the Treasurer or the Board. At the request of the Treasurer, or in case of his absence or inability to act, any Assistant Treasurer may act in his or her place.

Section 7. Secretary. The Secretary, if present, shall act as secretary at all meetings of the Board and of the shareholders and keep the minutes thereof in a book or books to be provided for that purpose; shall see that all notices required to be given by the Corporation are duly given and served; shall be custodian of the seal of the Corporation and shall affix the seal or cause it or a facsimile thereof to be affixed to all certificates representing shares of the Corporation and to all documents the execution of which on behalf of the Corporation under its seal shall be duly authorized in accordance with the provisions of these By-Laws; shall have charge of the stock records of the Corporation; shall see that all reports, statements and other documents required by law are properly kept and filed; may sign, with any other proper officer of the Corporation thereunto authorized, certificates for shares, securities or evidences of indebtedness of the Corporation; and, in general, shall perform all the duties incident to the office of the Secretary and such other duties as from time to time may be assigned to him by the Chairman of the Board or the Board.

Section 8. Assistant Secretaries. The Assistant Secretaries shall perform such duties as from time to time may be assigned to them by the Chairman of the Board, the President, the Secretary or the Board. At the request of the Secretary, or in case of his absence or inability to act, any Assistant Secretary may act in his place.

Section 9. Compensation. The salaries of the Corporation's principal officers shall be fixed from time to time by the Board, after taking account of any recommendations by any committee to which the power to advise with respect to salaries is delegated by the Board. The Board may from time to time delegate to any principal officer or any committee power to fix the salaries of other officers, agents, factors and employees. No officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation or a member of any committee contemplated by these By-Laws.

Section 10. Other Officers. The other officers of the Corporation shall perform such duties and shall exercise such powers as may be prescribed by the Board, or by the Chairman or the President acting under authority delegated them by the Board.

Section 11. Vacancies. Vacancies in office arising from any cause may be filled by action of the Board at any regular or special meeting of the Board.

Section 12. Removal of Officers. The Board may remove any officer from office at any time by a majority vote of the whole Board of Directors.

ARTICLE VI
CONTRACTS, CHECKS, BANK ACCOUNTS, ETC.

Section 1. Contracts, etc., How Executed. The Board may authorize any officer or officers or agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances and if the Board so provides may be delegated by the person so authorized; and, unless so authorized by the Board or these By-Laws, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable pecuniarily for any purpose or to any amount.

Section 2. Loans. No loan shall be contracted on behalf of the Corporation, and no negotiable paper shall be issued in its name, unless (i) authorized by the Board and the Certificate of Incorporation, and (ii) all necessary consents as are required under the Certificate of Incorporation have been obtained. When so authorized, the Chairman of the Board, the President or a Vice President or the Treasurer may effect loans and advances at any time for the Corporation from any bank, trust company or other institution or from any firm, corporation or individual, and for such loans and advances the Chairman of the Board, the President or a Vice President or the Treasurer shall make, execute and deliver, with the counter-signature, unless otherwise authorized by the Board of Directors including the affirmative vote of the Independent Director, of the Secretary or an Assistant Secretary, bonds, debentures, promissory notes or other evidences of indebtedness of the Corporation and, when authorized as aforesaid, as security for the payment of any and all loans, advances, indebtedness and liabilities of the Corporation, may mortgage, pledge, hypothecate or transfer any real or personal property at any time held by the Corporation and to that end execute and deliver instruments of mortgage or pledge or otherwise transfer such property. Any authority so granted by the Board may be general or confined to specific instances, and if the Board so provides, may be delegated by the person so authorized.

Section 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, or agent or agents, as shall from time to time be determined by resolution of the Board.

Section 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation or otherwise as the Chairman of the Board, the President or any other officer or officers authorized by the Board shall direct in such banks, trust companies or other depositories as may be selected by the Chairman of the Board, the President or any other officer or officers or agents or agents to whom power in that respect shall have been delegated by the Board. For the purpose of deposit and for the purpose of collection for the account of the Corporation, checks, drafts and other orders for the payment of money which are payable to the order of the Corporation may be endorsed, assigned and delivered by such officer or officers or agent or agents as shall be determined by the Chairman of the Board, the President or any other officer or officers designated by the Board.

Section 5. General and Special Bank Accounts. The Board or the Chairman of the Board, the President or any other officer or officers designated by the Board may from time to time authorize the opening and keeping of general and special bank accounts with such banks, trust companies or other depositories as may be selected by the Board. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these By-Laws, as it may deem expedient.

ARTICLE VII
SHARES

Section 1. Certificates for Shares. Every holder of shares shall be entitled to have a certificate, in such form as the Board shall prescribe, certifying the number and class of Corporation shares owned by him. Each such certificate shall be signed in the name of the Corporation by the Chairman or Vice Chairman of the Board, the President or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary. The signature of any such officer may be a facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, any such certificate shall cease to be such officer, transfer agent or registrar, before such certificate shall have been issued by the Corporation, such certificate may nevertheless be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. A record shall be kept of the respective names of the persons, firms or corporations owning the shares represented by certificates, respectively, and the respective dates thereof, and, in case of cancellation, the respective dates of cancellation. Every certificate surrendered to the Corporation for exchange or transfer shall be cancelled, and a new certificate or certificates shall not be issued in exchange for any existing certificates until such existing certificate shall have been so cancel led, except in cases otherwise provided for in this Article VII.

Section 2. Transfer of Shares. Each transfer of Corporation shares shall be made only on the books of the Corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, or with a transfer agent appointed as provided in this Article VII, upon the payment of any taxes thereon and the surrender of the certificate or certificates for such shares properly endorsed and in good delivery form. The person in whose name Corporation shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation; provided that whenever any transfer of shares shall be made for collateral security and not absolutely, such fact, if known to the Corporation or to any such transfer agent, shall be so expressed in the entry of transfer if requested by both the transferor and transferee.

Section 3. Regulations. The Board may make such rules and regulations as it may deem expedient, not inconsistent with these By-Laws, concerning the issue, transfer and registration of certificates for Corporation shares. It may appoint, or authorize the Chairman or President to appoint, one or more transfer agents and one or more registrars, and may require all certificates for shares of the Corporation to bear the signature or signatures of any such transfer agents or registrars.

Section 4. Date for Determining Shareholders of Record.

(a) In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect to any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board, the record date shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of such meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(b) If no record date has been fixed by the Board, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required under the Delaware General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered or principal office. Delivery to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 5. Lost, Destroyed and Mutilated Certificates. The holder of any Corporation shares or other securities shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate(s) therefor, and the Board may, in its discretion, and after the expiration of such period of time as it may determine to be advisable, cause to be issued to him a new certificate or certificates for shares, upon the surrender of the mutilated certificate, or in case of loss or destruction of the certificate, upon proof satisfactory to the Board of such loss or destruction, and the Board or its delegee may, in its discretion, require the owner of the lost, destroyed or mutilated certificate, or his legal representatives, to give the Corporation a bond, in such sum and with such surety or sureties as it may direct, or to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, destruction or mutilation of any such certificate or the issuance of such new certificate.

Section 6. Examination of Books by Shareholders or Bondholders. The Board shall, subject to any applicable statutes, have the power to determine, from time to time, whether and to what extent and at what times and places and under what conditions and regulations the accounts and books and documents of the Corporation, or any of them, shall be open to the inspection of the shareholders or bondholders; and no shareholder or bondholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by any such statute, unless and until authorized so to do by resolution of the Board or of the shareholders of the Corporation.

ARTICLE VIII
WAIVER OF NOTICE

Whenever any notice whatsoever is required to be given by these By-Laws or by statute, the person entitled thereto may in person, or in the case of a shareholder by his attorney thereunto duly authorized, waive such notice in writing (including, telegraph, cable, radio or wireless), whether before or after the meeting, or other matter in respect of which such notice is to be given, and in such event such notice, and any action to be taken after such notice or after the lapse of a prescribed period of time, may be taken without such notice and without the lapse of any period of time.

ARTICLE IX
BUSINESS COMBINATIONS

The Corporation expressly elects not to be governed by Section 203 of the Delaware General Corporation Law. Any "business combination" as defined in such Section 203 shall be governed by the Corporation's Certificate of Incorporation and by these By-Laws, without giving effect to said Section 203. This Article IX shall not be amended, altered or repealed except as provided by law, and by the Corporation's Certificate of Incorporation and these By-Laws.

ARTICLE X
SEAL

The seal of the Corporation shall be in the form of a circle and shall bear the word "Delaware", and may also bear the name of the Corporation and the year of its incorporation. It need not be affixed to contracts and other agreements to which the Corporation is a party for such contracts and agreements to be binding.

ARTICLE XI
FISCAL YEAR

The fiscal year of the Corporation shall end on December 31 of each year.

ARTICLE XII
AMENDMENTS

These By-Laws (including, without limitation, this Article XII) may be altered, amended or repealed or new By-Laws may be adopted by (i) the Board solely in the manner prescribed in the Corporation's Certificate of Incorporation, or by (ii) the Corporation's shareholders only upon the favorable vote of a majority of the voting shares and only at an annual or special meeting of shareholders where the notice of such meeting specifically described such action and contains a copy of the proposed alteration, amendment, or new By-Laws. The foregoing notwithstanding, Sections 1, 2, 10, 12, 14, 15 and 16 of Article III and Section 2 of Article VI, and the last sentence of this Article XII may not be altered, amended or repealed without the unanimous vote of the Board of Directors, including the affirmative vote of the Independent Director.

Jacquette L. Hartman
Secretary

State of Delaware

Office of the Secretary of State

Exhibit B-9

I, WILLIAM T. QUILLEN, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "WOLF CREEK NUCLEAR OPERATING CORPORATION", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF DECEMBER, A.D. 1993, AT 9 O'CLOCK A.M.

A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS FOR RECORDING.

William T. Quillen

William T. Quillen, Secretary of State

AUTHENTICATION: 7044754

DATE: 03-02-94

2088255 8100

933655337

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 12/30/1993
933655337 - 2088255

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WOLF CREEK NUCLEAR OPERATING CORPORATION

We, Neil S. Carns, President, and Warren B. Wood, Secretary, of Wolf Creek Nuclear Operating Corporation, a corporation existing under the laws of the State of Delaware, do hereby certify as follow:

FIRST: That the name of the corporation is Wolf Creek Nuclear Operating Corporation.

SECOND: That the Certificate of Incorporation of the Corporation was filed with the Secretary of State, Dover, Delaware, on the 14th day of April, 1986, and a Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State, Dover, Delaware, on the 12th day of December, 1986.

THIRD: That the amendments to and the restatement of the Certificate of Incorporation herein reflected have been duly adopted in accordance with the provisions of Sections 245 and 242 of the General Corporation Law of the State of Delaware and in the manner prescribed by Section 228 of the General Corporation Law, unanimous written consent to said amendments and restatement having been given by all Stockholders of the Corporation.

FOURTH: That the text of the Certificate of Incorporation of said Wolf Creek Nuclear Operating Corporation is hereby amended and restated to read in full as follows:

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WOLF CREEK NUCLEAR OPERATING CORPORATION

ARTICLE FIRST

The name of the Corporation is Wolf Creek Nuclear Operating Corporation.

ARTICLE SECOND

Its registered office in the State of Delaware is to be located at 32 Loockerman Square, Suite L-100, in the City of Dover, County of Kent. The name of its registered agent at such address is United States Corporation Company.

ARTICLE THIRD

The nature of the business or purposes to be conducted or promoted is to operate, maintain, repair, decontaminate and decommission the Wolf Creek Generating Station as agent for the owners of the Station and to engage in any other lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE FOURTH

(1) The aggregate number of shares of capital stock which this corporation shall have authority to issue shall be 100 shares of Common Stock. No additional shares of capital stock of the Corporation shall be authorized and issued.

(2) The shares of capital stock of the Corporation will be divided into three classes of Common Stock as follows: forty-seven (47) shares of "Class A Stock", with a par value of One Dollar ($1) per share; forty-seven (47) shares of "Class B Stock", with a par value of One Dollar ($1) per share; and six (6) shares of "Class C Stock", with a par value of One Dollar ($1) per share.

(3) The shares of all classes of Common Stock shall be entitled in all respects to equal rights and privileges, except for voting rights as expressly set forth in this Article.

(i) The Board of Directors shall consist of four (4) directors. With respect to the election of directors, holders of Class A Stock shall vote as a separate class and be entitled to elect one (1) director (the "Class A Director"); holders of Class B Stock shall vote as a separate class and be entitled to elect one (1) director (the "Class B Director"); and holders of Class C Stock shall vote as a separate class and be entitled to elect one (1) director (the "Class C Director"). Each class shall act by a majority vote of its shareholders in electing the director for the class. The remaining director (the "Fourth Director") shall be elected by the unanimous vote of all shareholders of all classes of Common Stock voting together as a single class.

(ii) Each of the Class A, Class B and Class C directors shall serve for a term of one (1) year and until his respective successor shall be elected and shall qualify. The holders of any class of Common Stock may, voting as a separate class, remove, with or without cause, the director who was originally elected by the shareholders of such class, voting as a separate class. The Fourth Director shall serve at the pleasure of the shareholders. At a meeting of the shareholders called for such purpose, the Fourth Director may be removed with or without cause by the holders of a majority of shares of all classes of common Stock voting together as a single class.

(iii) In the event a vacancy occurs on the Board of Directors, that vacancy shall be filled only by a separate vote of the holders of that class of Common Stock which had elected the original director, except for filling a vacancy in the position held by the Fourth Director, which shall be filled in the same manner as the Fourth Director was elected.

(iv) The holders of Class A Stock, Class B Stock, and Class C Stock shall in all matters, except as provided for in the General Corporation Law of Delaware, this Certificate of Incorporation or the By-Laws, vote together as a single class with each such share entitled to one vote.

(4) All one hundred (100) shares of Common Stock shall be issued to the owners of Wolf Creek Generating Station proportionately in accordance with their respective ownership interests in Wolf Creek Generating Station Unit No. 1 under the Wolf Creek Station Ownership Agreement dated December 28, 1981, as amended prior to the date of such issuance.

(5) No shareholder shall have the right or power to pledge, hypothecate, sell or otherwise dispose of any shares of stock in this Corporation (except as additional security under the provisions of any mortgage indenture with respect to its ownership interest in Wolf Creek Generating Station Unit No. 1) unless and to the same extent its respective ownership share in the Wolf Creek Generating Station Unit No. 1 should change. In such event, the holder will surrender or cause to be surrendered its certificate representing shares of Common Stock to the Corporation for reissuance in accordance with Section (4) of this Article and the Corporation's By-Laws. Unless and until its respective ownership interest in the Wolf Creek Generating Station Unit No. 1 should change (in which case such holder will surrender or cause to be surrendered its certificate representing shares of Common Stock to the Corporation for reissuance in accordance with Section (4) of this Article and the Corporation's By-Laws), each of the following entities shall own and hold all of the following classes of shares of Common Stock of the Corporation:

Kansas Gas and Electric Company	- Class A Shares
Kansas City Power & Light Company	- Class B Shares
Kansas Electric Power Cooperative, Inc.	- Class C Shares

ARTICLE FIFTH

(1) At all meetings of the Board of Directors, the Class A Director shall have forty-seven (47) votes, the Class B Director shall have forty-seven (47) votes, the Class C Director shall have six (6) votes, and the Fourth Director shall have one (1) vote.

(2) At all meetings of the Board of Directors, a majority of the full number of Directors prescribed by Article Fourth of this Certificate of Incorporation shall be required to constitute a quorum for the transaction of business, even though there may be one or more vacancies on the Board of Directors. All actions taken by the Board of Directors shall require a majority of the votes of the Directors present at any meeting of the Board of Directors at which there is a quorum, provided that such majority must include the votes of Directors who have been elected by the holders of two (2) or more different classes of Common Stock voting as separate classes.

ARTICLE SIXTH

The Corporation is to have perpetual existence.

ARTICLE SEVENTH

Subject to the provisions of the laws of the State of Delaware, the following provisions are adopted for the management of the business and for the conduct of the affairs of the Corporation, and for defining, limiting and regulating the powers of the Corporation, the Directors and the stockholders:

(a) The books of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

(b) The business and affairs of the Corporation shall be managed by its Board of Directors.

(c) The Corporation reserves the right to amend, alter, change, add to or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute; and all rights herein conferred are granted subject to this reservation; provided, that no such amendment, alteration, change, addition to or repeal of any provision hereof shall be made without the unanimous approval of the holders of all shares of all classes of Common Stock of the Corporation.

(d) In implementation of the Laws of 1986 of the State of Delaware and of the amendments of Sections 102 and 145 of the General Corporation Law of the State of Delaware effected by said Laws of 1986,

(1) Directors of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, provided that this provision shall not eliminate or limit the liability of a Director (i) for any breach of a Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware Code, (iv) for any transaction from which the Director derived an improper personal benefit, or (v) for any act or omission occurring prior to April 14, 1986.

(2) Directors, officers and employees of the Corporation shall receive indemnification and advancement of expenses to the fullest extent authorized by Section 145 of Title 8 of the Delaware code as so amended.

IN WITNESS WHEREOF, we have signed this Certificate this 23 day of December, 1993.

[SEAL]

Neil S. Carns, President

ATTEST:

Warren B. Wood, Secretary

BY-LAWS

OF

WOLF CREEK NUCLEAR OPERATING CORPORATION

(as amended effective December 1, 1993)

ARTICLE I

Offices

Section 1. The registered office in the State of Delaware shall be at 229 South State Street, in the City of Dover, County of Kent, Delaware.

Section 2. The Corporation also may have offices at such other places both within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

Section 1. All meetings of shareholders shall be held at such place within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of meetings.

Section 2. Commencing in the year 1987 and in each year thereafter, annual meetings of shareholders shall be held in December of each year on the same date of and immediately preceding the regular meeting of the Board of Directors held in that month. Annual meetings of shareholders shall be held for the purpose of electing directors of the Corporation and transacting such other business as may properly be brought before the meeting.

Section 3. Special meetings of the shareholders, for any purpose or purposes, may be called by the owners of a majority of those shares entitled to vote thereat, on ten (10) days written notice to each shareholder which notice shall state the place, date and hour of the meeting, and the purpose or purposes for which the meeting is called.

Section 4. Notice of the time and place of every meeting of shareholders shall be delivered personally or mailed not less than ten (10) days or more than sixty (60) days before the date of the meeting to each shareholder of record entitled to vote at the meeting.

Section 5. Subject to the provisions in the Certificate of Incorporation, each holder of Common Stock in this Corporation shall be entitled at each shareholders' meeting to one (1) vote for each share of Common Stock held by such shareholder.

Section 6. A shareholder entitled to vote may vote in person or by proxy. A proxy shall not be valid after three (3) years from its date, unless the proxy provides for a longer period.

Section 7. The presence, in person or by proxy, of the holders of a majority of the shares of all classes of Common Stock shall constitute a quorum for the transaction of business at meetings of shareholders except as otherwise provided by the General Corporation Law of Delaware, by the Certificate of Incorporation or by these By-Laws. With respect to any issue which is to be acted upon by the holders of a class of stock voting as a separate class, the presence, in person or by proxy, of the holders of a majority of the shares of a given class shall constitute a quorum of the class and the shareholders of the class shall be authorized to act on any such issue at any meeting of shareholders. A duly organized meeting of shareholders present can continue to do business until adjournment even though enough shareholders withdraw to leave less than a quorum.

The holders of a majority of the shares of Common Stock represented in person or by proxy at any meeting of the shareholders shall have the right successively to adjourn the meeting without notice, other than announcement at the meeting, to a specified date not longer than thirty (30) days after any such adjournment, whether or not a quorum be present.

Section 8. All elections and all other questions shall be approved by a majority vote of all holders of the shares of all classes of Common Stock voting together as a single class, unless the question is one on which by express provisions of the General Corporation Law of Delaware, these By-Laws or the Certificate of Incorporation a different vote is required.

Section 9. Unless otherwise provided by law or by the Certificate of Incorporation or by these By-Laws, any action required to be taken by shareholders may be taken without a meeting if a consent, in writing, setting forth the action so taken shall be signed by the holders of outstanding stock, entitled to vote with respect to the subject matter thereof, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than the unanimous written consent shall be given to those shareholders who have not consented in writing.

ARTICLE III

Board of Directors

Section 1. The Board of Directors of the Corporation shall consist of that number of directors as is provided in the Certificate of Incorporation. Directors shall be elected in the manner and for the terms set forth in the Certificate of Incorporation, and they shall have the number of votes as set forth in the Certificate of Incorporation.

Section 2. In the event a vacancy occurs on the Board of Directors, that vacancy shall be filled in the manner provided in the Certificate of Incorporation.

Section 3. Regular meetings of the Board of Directors may be held without special notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 4. Special meetings of the Board of Directors may be called by the Chairman of the Board, Vice Chairman of the Board, the Chief Executive Officer on five (5) days' notice to each director by written notice or by means of telephone or similar communications equipment.

Section 5. At all meetings of the Board of Directors, a majority of the full number of directors prescribed by the Certificate of Incorporation shall be required to constitute a quorum for the transaction of business, even though there may be one or more vacancies on the Board of Directors. All actions taken by the Board of Directors shall require a majority of the votes of the directors present at any meeting at which there is a quorum, provided that such majority must include the votes of directors who have been elected by the holders of two (2) or more different classes of Common Stock voting as separate classes. In the event that not all the Class A, B and C Directors are present at a meeting, action requiring a vote of the directors may be taken only on those matters identified on the meeting agenda distributed to the directors at least five days in advance of the meeting. If a quorum shall not be present at any meeting of the directors, the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Members of the Board of Directors may participate in a meeting of the Board by means of conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and participation in a meeting in this manner shall constitute presence in person at the meeting.

Section 6. A director may be removed in the manner set forth in the Certificate of Incorporation.

Section 7. No compensation shall be paid to the directors, but their reasonable and necessary expenses shall be reimbursed by the Corporation.

Section 8. If all the directors consent in writing to any action, such action shall be as valid as though it had been authorized by a meeting of the Board of Directors.

Section 9. At the first meeting of the Board of Directors following each annual meeting of shareholders, the Board of Directors shall appoint, from its membership, a Chairman and a Vice Chairman. Annually the position of Vice Chairman shall alternate between the Class A Director and Class B Director.

Section 10. Notwithstanding any provisions in these By-Laws to the contrary, any action taken by the Board of Directors or any committee of the Board shall require an affirmative vote of directors who have been elected by the holders of two (2) or more different classes of Common Stock voting as separate classes.

ARTICLE IV

The Officers

Section 1. The officers of this Corporation shall consist of a President who shall also be the Chief Executive Officer, one or more Vice Presidents, a Secretary and a Treasurer, all of whom shall be appointed by the Board of Directors and shall serve at the pleasure of the Board. In addition, the Board of Directors may elect such Assistant Secretaries, Assistant Treasurers and other officers and agents as they may deem proper or advisable with such terms of office, powers and duties as shall be determined from time to time by the Board. Any one person, except the President, may hold two or more offices.

Section 2. At its first meeting after each annual meeting of the shareholders, the Board of Directors shall appoint the officers of the Corporation. The Fourth Director shall be appointed the President and Chief Executive Officer of the Corporation. Any officer appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, or if any new office shall be created, the vacancy may be filled by the Board of Directors.

Section 3. The Chairman of the Board, and in his absence the Vice Chairman of the Board, shall preside at all meetings of the shareholders and at all meetings of the Board of Directors, and they shall perform such other duties as the Board of Directors shall from time to time prescribe.

Section 4. The President shall be the Chief Executive Officer of the Corporation, shall have general supervision of the business and affairs of the Corporation, and shall perform whatever other duties the Board of Directors may from time to time prescribe, provided all actions taken by the President and Chief Executive Officer shall be in accordance with policies approved by the Board of Directors.

Section 5. A Vice President shall, in the absence or disability of the President, perform the duties and exercise the powers of President. A Vice President also shall perform whatever duties and have whatever powers the President or Board of Directors may from time to time assign.

Section 6. The Secretary shall attend all meetings of the directors or the shareholders and shall keep or cause to be kept a true and complete record of the proceedings of those meetings. The Secretary shall give, or cause to be given, notice of all meetings of the directors or of the shareholders and shall perform whatever additional duties the Board of Directors and President may from time to time prescribe. He shall have custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the directors or the President, and attest the same.

Section 7. The Treasurer shall have custody of corporate funds. He shall keep full and accurate accounts of receipts and disbursements and shall, in general, perform all duties incident to the office of Treasurer and such other duties as may from time to time be prescribed by the Board of Directors.

Section 8. Assistant Secretaries and Assistant Treasurers, if appointed by the Board of Directors, shall exercise such powers and duties and perform such functions as the Board of Directors shall assign to them from time to time.

Section 9. Contracts, documents and instruments shall be executed by the President or a Vice President unless the Board of Directors shall designate another procedure for their execution.

Section 10. Whenever an officer is absent or whenever for any reason the Board of Directors may deem it desirable, the Board may delegate the powers and duties of an officer to any other officer or officers or to any director or directors.

Section 11. The salaries, if any, of all officers of the Corporation shall be set by the Board of Directors.

ARTICLE V

Certificates for Stock and Their Transfer

Section 1. The interest of each shareholder of the Corporation shall be evidenced by a certificate for shares of Common Stock in such form as the Board of Directors may from time to time prescribe. Each certificate shall be signed by the President or any Vice President and the Secretary.

Section 2. In accordance with the provisions in the Certificate of Incorporation, shares of the Corporation shall only be transferred upon the surrender to the Corporation of the share certificates duly endorsed and accompanied by proper evidence of a transfer of an ownership interest in the Wolf Creek Generating Station Unit No. 1 pursuant to the Wolf Creek Station Ownership Agreement dated December 28, 1981, as the same may be amended from time to time. In that event, the surrendered certificates shall be canceled and new certificates issued to the person or entity entitled to them based on their respective ownership interests in the Wolf Creek Generating Station Unit No. 1.

Section 3. In case of the loss or destruction of any certificate of shares of the Corporation, a new certificate may be issued in lieu thereof under such regulations and conditions as the Board of Directors may from time to time prescribe.

ARTICLE VI

Inspection of Books

A shareholder shall have the right to inspect books of the Corporation to the extent such right may be conferred by law, by these By-Laws, by the Certificate of Incorporation, or by resolution of the Board of Directors.

ARTICLE VII

Corporate Seal

The Corporate Seal of the Corporation shall have inscribed thereon the name of the Corporation and the words "Corporate Seal", "Delaware", and "1986". Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

ARTICLE VIII

Waiver of Notice

Whenever by law or by the Certificate of Incorporation or by these By-Laws, any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE IX

Fiscal Year

Section 1. The fiscal year of the Corporation shall be the calendar year.

Section 2. As soon as practical after the close of each fiscal year, the Board of Directors shall cause a report of the business and affairs of the Corporation to be made to the shareholders.

ARTICLE X

Amendments

The By-Laws of the Corporation may be amended, added to, rescinded or repealed at any meeting of shareholders by the unanimous vote of the shares of all classes of Common Stock voting together as one class if notice of such meeting is properly given.

ARTICLE XI

Emergency Provisions

Section 1. Notwithstanding any different provisions in the preceding Articles of these By-Laws, the emergency By-Laws provided herein shall be operative during any emergency resulting from an attack on the United States or on a locality in which the Corporation conducts its business or customarily holds meetings of its Board of Directors or its stockholders, or during any nuclear or atomic disaster, or during the existence of any catastrophe, or other similar emergency condition, as a result of which a quorum of the Board of Directors cannot readily be convened for action.

Section 2. During any such emergency, a meeting of the Board of Directors may be called by any director or, if necessary, by any officer who is not a director. The meeting shall be held at such time and place, within or without the State of Delaware, specified by the person calling the meeting and in the notice of the meeting which shall be given to such of the directors as it may be feasible at the time. Such advance notice shall be given as, in the judgment of the person calling the meeting, circumstances permit. Two (2) directors shall constitute a quorum for the transaction of business. To the extent required to constitute a quorum at the meeting, the officers present shall be deemed, in order of rank and within the same rank in order of seniority, directors for the meeting.

Section 3. To the extent not inconsistent with the foregoing emergency provisions, the By-Laws of the Corporation shall remain in effect during any emergency, or until such time when a quorum of the Board of Directors becomes available for the transaction of business, at which time the emergency provisions of these By-Laws shall cease to be operative.

ARTICLE XII

Indemnification

The Corporation shall indemnify to the full extent authorized or permitted by the General Corporation Law of the State of Delaware, as now in effect or as hereafter amended, any person who was or is or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or serves or served any other enterprise as such at the request of the Corporation. Such indemnification may, in the discretion of the Board of Directors of the Corporation, include advances of expenses incurred in defending any such action, suit or proceeding in advance of final disposition thereof, subject to the provisions of the General Corporation Law of the State of Delaware.

The foregoing right of indemnification shall not be deemed exclusive of any other rights to which such persons may be entitled apart from this Article XII. The foregoing right of indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

No. 00455478

STATE OF MISSOURI

Rebecca McDowell Cook
Secretary of State

CORPORATION DIVISION
CERTIFICATE OF AMENDMENT

WHEREAS,

HOME SERVICE SOLUTIONS INC.

a corporation organized under The General and Business Corporation Law has delivered to me a Certificate of Amendment of its Articles of Incorporation and has in all respects complied with the requirements of law governing the Amendment of Articles of Incorporation under The General Business Corporation Law, and that the Articles of Incorporation of said corporation are amended in accordance therewith.

IN TESTIMONY WHEREOF, I have set my hand and imprinted the GREAT SEAL of the State of Missouri, on this, the 2nd day of JUNE, 2000.

Rebecca McDowell Cook
Secretary of State

$15025.00

State of Missouri

Rebecca McDowell Cook, Secretary of State
P.O. Box 778, Jefferson City, Mo. 65102

Corporation Division

Amendment of Articles of Incorporation

(To be submitted in duplicate) $25

Pursuant to the provisions of The General and Business Corporation Law of Missouri, the undersigned Corporation certifies the following:

1. The present name of the Corporation is Home Service Solutions Inc.

   The name under which it was originally organized was Home Service Solutions Inc.

2. An amendment to the Corporation's Articles of Incorporation was adopted by the shareholders on May 3, 2000, 19__.

3. Article Number Three is amended to read as follows:

   The aggregate number of shares which the Corporation shall have the authority to issue shall be Sixty Million (60,000,000 shares), all of which shall be common shares of the par value of One Dollar ($1.00) each, amounting in the aggregate to Sixty Million Dollars ($60,000,000.00).

   There shall be no preferences, qualifications, limitations, restrictions, or special or relative rights, including convertible rights, in respect to the shares herein authorized.

(If more than one article is to be amended or more space is needed attach fly sheet.)

Corp. #44 (12-94)

4. Of the 30,000,000 shares outstanding, 30,000,000 of such shares were entitled to vote on such amendment.

The number of outstanding shares of any class entitled to vote thereon as a class were as follows:

Class	*Number of Outstanding Shares*
Common Stock	30,000,000

5. The number of shares voted for and against the amendment was as follows:

Class	*No. Voted For*	*No. Voted Against*
Common Stock	30,000,000	0

6. If the amendment changed the number or par value of authorized shares having a par value, the amount in dollars of authorized shares having a par value as changed is:

$60,000,000 (Sixty Million Dollars)

If the amendment changed the number of authorized shares without par value, the authorized number of shares without par value as changed and the consideration proposed to be received for such increased authorized shares without par value as are to be presently issued are:

Not Applicable

7. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, the following is a statement of the manner in which such reduction shall be effected:

Not Applicable

IN WITNESS WHEREOF, the undersigned, John J. DeStefano
President

XXXXXX has executed this instrument and its
XXXXXXX

Jacquetta L. Hartman has affixed its corporate seal hereto and
Secretary XXXXXXXXXX

attested said seal on the 31st day of May, 19 2000.

Place
CORPORATE SEAL
Here
(If no seal, state "None.")

HOME SERVICE SOLUTIONS INC.
Name of Corporation

ATTEST:

Jacquetta L Hartman
Secretary XXXXXXXXXX

By John J DeStefano
President XXXXXXX

FILED AND CERTIFICATE
ISSUED

JUN 02 2000

Rebecca McDowell Cook
SECRETARY OF STATE

State of MISSOURI
County of JACKSON } ss.

I, Carol Sivils, a Notary Public, do hereby certify that on this 31st day of May, 19 2000, personally appeared before me John J. DeStefano who, being by me first duly sworn, declared that he is the President of Home Service Solutions Inc. that he signed the foregoing documents as President of the corporation, and that the statements therein contained are true.

(Notarial Seal)

Carol Sivils
Notary Public

CAROL SIVILS
Notary Public - Notary Seal
State of Missouri
Clay County
My Commission Expires Jun 15, 2003

NOTARY SEAL
NOTARY PUBLIC
STATE OF MISSOURI

My commission expires ____________

CERTIFICATE OF AMENDMENT TO HOME SERVICE SOLUTIONS INC.'S ARTICLES OF INCORPORATION

This certificate is hereby filed on behalf of Home Service Solutions Inc., Charter No. 455478.

Kansas City Power & Light Company, the sole shareholder of Home Service Solutions Inc., a Missouri corporation, owning 100% of all outstanding shares of common stock of Home Service Solutions Inc., adopted the following amendment to Home Service Solutions Inc.'s Articles of Incorporation on May 3, 2000:

> The aggregate number of shares which the Corporation shall have the authority to issue shall be Sixty Million (60,000,000 shares), all of which shall be common shares of the par value of One Dollar ($1.00) each, amounting in the aggregate to Sixty Million Dollars ($60,000,000.00).
>
> There shall be no preferences, qualifications, limitations, restrictions, or special or relative rights, including convertible rights, in respect to the shares herein authorized.

IN WITNESS WHEREOF, Home Service Solutions Inc. has caused this Certificate to be signed and verified by John J. DeStefano, its President, and countersigned by Jacquetta L. Hartman, its Secretary, all on this 31st day of May, 2000.

HOME SERVICE SOLUTIONS INC.

By: John J. DeStefano
John J. DeStefano
President

Jacquetta L. Hartman
Jacquetta L. Hartman
Secretary

STATE OF MISSOURI)
) ss
COUNTY OF JACKSON)

I, Carol Sivils, a Notary Public, do hereby certify that on this 31st day of May, 2000, personally appeared before me John J. DeStefano, who, being by me first duly sworn, declared that he is President of Home Service Solutions Inc., that he signed the foregoing document as President of the Corporation, and that the statements therein contained are true.

Carol Sivils
Notary Public

My Commission Expires:

CAROL SIVILS NOTARY SEAL NOTARY PUBLIC STATE OF MISSOURI

CAROL SIVILS
Notary Public - Notary Seal
State of Missouri
Clay County
My Commission Expires Jun 15, 2003

HOME SERVICE SOLUTIONS INC.

BYLAWS

DATED MAY 7, 1998

HOME SERVICE SOLUTIONS INC.

BYLAWS

ARTICLE I

Offices

Section 1. The registered office of the Corporation in the State of Missouri shall be at 1201 Walnut, in Kansas City, Jackson County, Missouri.

Section 2. The Corporation also may have offices at such other places either within or without the State of Missouri as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

Section 1. All meetings of shareholders shall be held at such place within or without the State of Missouri as may be selected by the Board of Directors, but if the Board of Directors shall fail to designate a place for said meeting to be held, then the same shall be held at the registered office of the Corporation.

Section 2. An annual meeting of the shareholders shall be held on the second Tuesday of April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the Corporation and transacting such other business as may properly be brought before the meeting.

Section 3. Special meetings of the shareholders may be called by the Chairman of the Board, by the President, by the Board of Directors, or by the holders of not less than one-fifth of all outstanding shares entitled to vote at such meeting.

Section 4. Written or printed notice of each meeting of the shareholders, annual or special, shall be given in the manner provided in the corporation laws of the State of Missouri. In case of a call for any special meeting, the notice shall state the time, place and purpose of such meeting.

Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at his address as it appears on the records of the Corporation.

Section 5. Meetings of the shareholders may be held without notice at any time and place, either within or without the State of Missouri, if all shareholders entitled to vote at any such meeting shall have waived notice thereof or shall be present in person or represented by proxy, and any action required to be taken by shareholders may be taken at any such meeting.

Section 6. At least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the officer having charge of the transfer book for shares of the Corporation. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Missouri, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any such meeting.

Section 7. Each outstanding share entitled to vote under the provisions of the Articles of Incorporation of the Corporation shall be entitled to one vote on each matter submitted at a meeting of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

In all elections for directors, each shareholder shall be entitled to one vote for each share owned by him or her, and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute them among two or more candidates. There shall be no cumulative voting.

Section 8. At any meeting of shareholders, a majority of the outstanding shares entitled to vote represented in person or by proxy shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the Articles of Incorporation or by these Bylaws. The holders of a majority of the shares represented in person or by proxy and entitled to vote at any meeting of the shareholders shall have the right successively to adjourn the meeting to the same or a different location and to a specified date not longer than ninety days after any such adjournment, whether or not a quorum be present. The time and place to which any such adjournment is taken shall be publicly announced at the meeting, and no notice need be given of any such adjournment to shareholders not present at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy, as the bylaws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Section 10. The Chairman of the Board, or in his absence the President of the Corporation, shall convene all meetings of the shareholders and shall act as chairman thereof. The Board of Directors may appoint any other officer of the Corporation or shareholder to act as chairman of any meeting of the shareholders in the absence of the Chairman of the Board and the President.

The Secretary of the Corporation shall act as secretary of all meetings of shareholders. In the absence of the Secretary at any meeting of shareholders, the presiding officer may appoint any person to act as secretary of the meeting.

Section 11. Unless otherwise provided by statute or by the Articles of Incorporation, any action required to be taken by shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Board of Directors

Section 1. The property, business and affairs of the Corporation shall be managed and controlled by a Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

Section 2. The Board of Directors shall consist of three directors who shall be elected at the annual meeting of the shareholders. Each director shall be elected to serve until the next annual meeting of the shareholders and until his successor shall be elected and qualified. Directors need not be shareholders.

Section 3. In case of the death or resignation of one or more of the directors of the Corporation, a majority of the remaining directors, though less than a quorum, may fill the vacancy or vacancies until the successor or successors are elected at a meeting of the shareholders. A director may resign at any time and the acceptance of his resignation shall not be required in order to make it effective.

Section 4. The Board of Directors may hold its meetings either within or without the State of Missouri at such place as shall be specified in the notice of such meeting, and members of the Board of Directors may participate in a meeting of the Board by means of conference telephone or similar conversations whereby all persons participating in the meeting can hear each other and participating in a meeting in this manner shall constitute presence in person at the meeting.

Section 5. Regular meetings of the Board of Directors shall be held at such time and place as the Board of Directors by resolution shall from time to time determine. The Secretary shall give at least three days' notice of the time and place of each such meeting to each director in the manner provided in Section 9 of this Article III. The notice need not specify the business to be transacted.

Section 6. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, the President or two members of the Board and shall be held at such place as shall be specified in the notice of such meeting. The Secretary shall give not less than one day's notice of the time, place and purpose of each such meeting to each director in the manner provided in Section 9 of this Article III.

Section 7. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8. The Board of Directors, by the affirmative vote of a majority of directors, and irrespective of any personal interest of any of its members, shall have authority to establish reasonable compensation of all directors for services to the Corporation as directors, officers or otherwise. By resolution, the Board of Directors may be paid for expenses, if any, of attendance at each meeting of the Board.

Section 9. Whenever under the provisions of the statutes or of the Articles of Incorporation or of these Bylaws notice is required to be given to any director, it shall not be construed to require personal notice, but such notice may be given by telephone or by telegram addressed to such director at such address as appears on the books of the Corporation, or by hand delivery to the regular office of the director, or by mail by depositing the same in a post office or letter box in a postpaid, sealed wrapper addressed to such director at such address as appears on the books of the Corporation. Such notice shall be deemed to be given at the time when the same shall be thus telephoned, telegraphed, hand delivered or mailed.

Attendance of a director at any meeting shall constitute a waiver of notice of such meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 10. The Board of Directors may by resolution provide for an Executive Committee of said Board, which shall serve at the pleasure of the Board of Directors and, during the intervals between the meetings of said Board, shall possess and may exercise any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, except with respect to any matters which, by resolution of the Board of Directors, may from time to time be reserved for action by said Board.

Section 11. The Executive Committee, if established by the Board, shall consist of the President of the Corporation and two additional directors who shall be elected by the Board of Directors to serve at the pleasure of said Board until the first meeting of the Board of Directors following the next annual meeting of shareholders and until their successors shall have been elected. Vacancies in the Committee shall be filled by the Board of Directors.

Section 12. Meetings of the Executive Committee shall be held whenever called by the Chairman or by a majority of the members of the Committee, and shall be held at such time and place as shall be specified in the notice of such meeting and shall be subject to the provisions of Section 4 of this Article III. The Secretary shall give at least one day's notice of the time, place and purpose of each such meeting to each Committee member in the manner provided in Section 9 of this Article III, provided, that if the meeting is to be held outside of Kansas City, Missouri, at least three days' notice thereof shall be given.

Section 13. At all meetings of the Executive Committee, a majority of the Committee members shall constitute a quorum and the unanimous act of all the members of the Committee present at a meeting where a quorum is present shall be the act of the Executive Committee. All action by the Executive Committee shall be reported to the Board of Directors at its meeting next succeeding such action.

Section 14. If all the directors severally or collectively shall consent in writing to any action to be taken by the directors, such consents shall have the same force and effect as a unanimous vote of the directors at a meeting duly held. The Secretary shall file such consents with the minutes of the meetings of the Board of Directors.

ARTICLE IV

Officers

Section 1. The officers of the Corporation may include a Chairman of the Board, a President, one or more Vice Presidents, a Secretary, and a Treasurer, all of whom shall be appointed by the Board of Directors. Any one person may hold two or more offices except that the offices of President and Secretary may not be held by the same person.

Section 2. The officers shall be elected annually by the Board of Directors. The office of the Vice President may or may not be filled as may be deemed advisable by the Board of Directors.

Section 3. The Board of Directors may from time to time appoint such other officers as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as the Board of Directors or the President may from time to time determine.

Section 4. The officers of the Corporation shall hold office until their successors shall be chosen and shall qualify. Any officer appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the whole Board. If the office of any officer becomes vacant for any reason, or if any new office shall be created, the vacancy may be filled by the Board of Directors.

Section 5. The salaries, if any, of all officers of the Corporation shall be fixed by the Board of Directors.

ARTICLE V

Powers and Duties of Officers

Section 1. The Chairman of the Board shall be the principal executive officer of the Corporation. He/she shall preside at all meetings of the shareholders and at all meetings of the Board of Directors, and shall perform such other duties as the Board of Directors shall from time to time prescribe.

Section 2. The President shall have general and active management of, and exercise general supervision of, the business and affairs of the Corporation, subject, however, to the right of the Board of Directors to delegate any specific power to any other officer or officers of the Corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect. He/she may sign with the Secretary of the Corporation stock certificates, deeds, mortgages, bonds, contracts or other instruments; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time. In the absence of the Chairman of the Board, or if the office of Chairman of the Board be vacant, the President shall preside at all meetings of the shareholders and at all meetings of the Board of Directors.

Section 3. In the absence of the President or in the event of his/her inability or refusal to act, the Vice President (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of election) shall perform the duties of the President and when so acting, shall have the powers of the President, and shall perform such other duties as from time to time may be assigned to him/her by the President or by the Board of Directors.

Section 4. The Secretary shall attend all meetings of the shareholders, the Board of Directors and the Executive Committee, if any, and shall keep the minutes of such meetings. He/she shall give, or cause to be given, notice of all meetings of the shareholders, the Board of Directors and the Executive Committee, if any, and shall perform such other duties as may be prescribed by the Board of Directors or President.

The Secretary shall keep the corporate books and records, prepare the necessary reports to the State and to the directors. He/she shall in all respects perform those usual and customary duties which such officer performs in business corporations.

Section 5. The Treasurer shall have the custody of all moneys and securities of the Corporation. He/she is authorized to collect and receive all moneys due the Corporation and to receipt therefor, and to endorse in the name of the Corporation and on its behalf, when necessary or proper, all checks, drafts, vouchers or other instruments for the payment of money to the Corporation and to deposit the same to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. He/she is authorized to pay interest on obligations and dividends on stocks of the Corporation when due and payable. He/she shall, when necessary or proper, disburse the funds of the Corporation, taking proper vouchers for such disbursements. He/she shall render to the Board of Directors and the President, whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the Corporation. He/she shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 6. Unless otherwise ordered by the Board of Directors, the Chairman of the Board, the President or any Vice President of the Corporation (a) shall have full power and authority to attend and to act and vote, in the name and on behalf of this Corporation, at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock, and (b) shall have full power and authority to execute, in the name and on behalf of this Corporation, proxies authorizing any suitable person or persons to act and to vote at any meeting of shareholders of any corporation in which this Corporation may hold stock, and at any such meeting the person or persons so designated shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock.

ARTICLE VI

Certificates of Stock

Section 1. The Board of Directors shall provide for the issue, transfer and registration of the certificates representing the shares of capital stock of the Corporation, and shall appoint the necessary officers, transfer agents and registrars for that purpose.

Section 2. Until otherwise ordered by the Board of Directors, stock certificates shall be signed by the Chairman of the Board, the President or a Vice President and by the Secretary. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any stock certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 3. Transfers of stock shall be made on the books of the Corporation only by the person in whose name such stock is registered or by his attorney lawfully constituted in writing, and unless otherwise authorized by the Board of Directors, only on surrender and cancellation of the certificate transferred. No stock certificate shall be issued to a transferee until the transfer has been made on the books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

Dividends

Dividends may be declared at such times as the Board of Directors shall determine from the net earnings, or earned surplus, in accordance with law. Stock dividends may be declared if justified and provided capital is not impaired by such action.

ARTICLE VIII

Fiscal Year

Section 1. The fiscal year of the Corporation shall be the calendar year.

Section 2. As soon as practicable after the close of each fiscal year, the Board of Directors shall cause a report of the business and affairs of the Corporation to be made to the shareholders.

ARTICLE IX

Waiver of Notice

Whenever by statute or by the Articles of Incorporation or by these Bylaws any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

Indemnification by the Corporation

The Corporation shall indemnify to the full extent authorized or permitted by The General and Business Corporation Law of Missouri, as now in effect or as hereafter amended, any person made or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation) by reason of the fact that he/she is or was a director, officer, employee or agent of the Corporation or serves any other enterprises as such at the request of the Corporation.

The foregoing right of indemnification shall be deemed exclusive of any other rights to which such persons may be entitled apart from this Article X. The foregoing right of indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI

Amendments

The Board of Directors may make, alter, amend or repeal Bylaws of the Corporation by a majority vote of the whole Board of Directors at any regular meeting of the Board or at any special meeting of the Board if notice thereof has been given in the notice of such special meeting. Nothing in this Article shall be construed to limit the power of the shareholders to make, alter, amend or repeal Bylaws of the Corporation at any annual or special meeting of shareholders by a majority vote of the shareholders present and entitled to vote at such meeting, provided a quorum is present.

Upon motion duly made, seconded and unanimously adopted, the undersigned, constituting the Board of Directors of Home Service Solutions Inc., do this 7th day of May, 1998, adopt the foregoing Bylaws, Articles I through XI inclusive, as the Bylaws of this Corporation, and said Bylaws are hereby ratified and adopted by the undersigned and each of them.

/s/John J. DeStefano
John J. DeStefano

/s/Jeanie S. Latz
Jeanie S. Latz

/s/Patrice S. Tribble
Patrice S. Tribble

No. 00436168

STATE OF MISSOURI

Rebecca McDowell Cook
Secretary of State

CORPORATION DIVISION
CERTIFICATE OF AMENDMENT

WHEREAS,

WORRY FREE SERVICE, INC.

A CORPORATION ORGANIZED UNDER THE GENERAL AND BUSINESS CORPORATION LAW HAS DELIVERED TO ME A CERTIFICATE OF AMENDMENT OF ITS ARTICLES OF INCORPORATION AND HAS IN ALL RESPECTS COMPLIED WITH THE REQUIREMENTS OF LAW GOVERNING THE AMENDMENT OF ARTICLES OF INCORPORATION UNDER THE GENERAL BUSINESS CORPORATION LAW, AND THAT THE ARTICLES OF INCORPORATION OF SAID CORPORATION ARE AMENDED IN ACCORDANCE THEREWITH.

IN TESTIMONY WHEREOF, I HAVE SET MY HAND AND IMPRINTED THE GREAT SEAL OF THE STATE OF MISSOURI, ON THIS, THE 1ST DAY OF SEPTEMBER, 1998.

Rebecca McDowell Cook

Secretary of State

$7525.00

State of Missouri

Rebecca McDowell Cook, Secretary of State

P.O. Box 778, Jefferson City, Mo. 65102

Corporation Division

Amendment of Articles of Incorporation

(To be submitted in duplicate) $25

Pursuant to the provisions of The General and Business Corporation Law of Missouri, the undersigned Corporation certifies the following:

1. The present name of the Corporation is Worry Free Service, Inc.

   The name under which it was originally organized was Worry Free Service, Inc.

2. An amendment to the Corporation's Articles of Incorporation was adopted by the shareholders on August 28, 19 98.

3. Article Number III is amended to read as follows:

   The aggregate number of shares which the Corporation shall have authority to issue shall be Fifteen Million Thirty Thousand (15,030,000) shares, all of which shall be common shares of the par value of $1.00 each, amounting in the aggregate to Fifteen Million Thirty Thousand Dollars ($15,030,000.00).

(If more than one article is to be amended or more space is needed attach fly sheet.)

4. Of the ______________________ shares outstanding, ______________________ of such shares were entitled to vote on such amendment.

The number of outstanding shares of any class entitled to vote thereon as a class were as follows:

Class	*Number of Outstanding Shares*

Not Applicable

5. The number of shares voted for and against the amendment was as follows:

Class	*No. Voted For*	*No. Voted Against*

Not Applicable

6. If the amendment changed the number or par value of authorized shares having a par value, the amount in dollars of authorized shares having a par value as changed is:

$15,030,000 (Fifteen Million Thirty Thousand Dollars)

If the amendment changed the number of authorized shares without par value, the authorized number of shares without par value as changed and the consideration proposed to be received for such increased authorized shares without par value as are to be presently issued are:

Not Applicable

7. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, the following is a statement of the manner in which such reduction shall be effected:

Not Applicable

IN WITNESS WHEREOF, the undersigned, John J. DeStefano
President and Director

Jeanie S. Latz and Patrice S. Tribble has executed this instrument and its
Director Director

Secretary, Jacquetta L. Hartman, has affixed its corporate seal hereto and
Secretary or Assistant Secretary

attested said seal on the 28th day of August, 1998.

Place
CORPORATE SEAL
Here
(If no seal, state "None.")

FILED AND CERTIFICATE
ISSUED
SEP 01 1998
Rebecca McDowell Cook
SECRETARY OF STATE

WORRY FREE SERVICE, INC.
Name of Corporation

ATTEST:

Secretary

By
President and Director

Director

Director

State of MISSOURI
County of Jackson } ss.

I, Jacquetta L. Hartman, a Notary Public, do hereby certify that on this 28th day of August, 1998, personally appeared before me John J. DeStefano, Jeanie S. Latz, and Patrice S. Tribble who, being by me first duly sworn, declared that they are the Directors of Worry Free Service, Inc. that they signed the foregoing documents as Directors of the corporation, and that the statements therein contained are true.

(Notarial Seal)
JACQUETTA L. HARTMAN
Comm. Expr. Apr. 8, 2000
NOTARY PUBLIC
NOTARY SEAL
Ray County
STATE OF MISSOURI

Notary Public

My commission expires April 8, 2000

Corp. 44 (Page 3)

BY-LAWS

OF

WORRY FREE SERVICE, INC.

ARTICLE I

Name and Location

Section 1. The name of the corporation shall be the name set forth in the Articles of Incorporation, or such name as adopted by the shareholders by Amendment to the Articles of Incorporation from time to time.

Section 2. The corporation shall have offices and places of business at such other place or places either within or without the State of Missouri as may be determined from time to time by the Board of Directors.

ARTICLE II

Shareholders

Section 1. The annual meeting of the shareholders of this corporation for the election of directors and the transaction of such other business as may properly come before such meetings shall be held on the second Tuesday in April of each year, if not a legal holiday, and if a legal holiday, then on the next business day thereafter commencing with the year 1997.

Section 2. Special meetings of the shareholders may be called at any time by the President, Board of Directors, or the holders of not less than one-fifth (1/5) of the outstanding shares of common stock entitled to vote at such meeting.

Section 3. Annual and special meetings of the shareholders shall be held at the then registered office of the corporation, or at such other place within or without the State of Missouri as the notice of such meeting shall specify, or as the shareholders may agree.

Section 4. Written or printed notice of each meeting of shareholders stating the place, day and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered or given not less than ten (10) or more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the President or the Secretary or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

Section 5. Any shareholders' meeting may be adjourned from time to time until its business is completed, and the shareholders present at any meeting, or any adjourned meeting, though less than a quorum, may adjourn from time to time to a specified date not longer than ninety (90) days after such adjournment, without the notice other than announcement at the meeting, until a quorum shall be obtained.

Section 6. At all meetings of the shareholders of this corporation, the shareholders of record on the books of the corporation holding a majority of the outstanding shares of common stock entitled to vote shall constitute a quorum. Every decision of a majority of such quorum shall be valid as a corporate act unless a larger vote is required by the Articles of Incorporation, these By-Laws or the laws of the State of Missouri then in effect.

Section 7. At any meeting of the shareholders, the shareholders entitled to vote at such meeting may be represented by proxy, evidence of which shall be in writing and exhibited to the proper officers.

Section 8. At a meeting of the shareholders, inspectors of election shall be required only upon the request of the holders and proxies of holders of a majority of the stock represented at such meeting.

Section 9. Any shareholder may waive notice of any shareholders' meeting either in writing or by telegram, before or after the time of such meeting and whether such shareholder attends the meeting or not, and the presence of the shareholder in person or by proxy at any shareholders' meeting shall be a waiver of any notice required herein or by law provided for except where a shareholder attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Whenever all persons entitled to vote at any meeting or the shareholders consent either by a writing on the records of the meeting, or filed with the Secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the proceedings at such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business, including the election of directors, may be transacted unless excepted from the written consent or unless objected to at the time for want of notice. If any meeting of the shareholders be irregular for want of notice, or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid, and the irregularity or defect therein waived, by a writing signed by all persons having the right to vote at such meeting. Such consent or ratification and approval may be by proxy or attorney, but all such proxies and powers of attorney must be in writing and delivered to the Secretary.

Section 10. Persons holding stock which has been pledged, or holding stock as executor, administrator, guardian or trustee, may represent and vote the same on all issues.

Section 11. In all elections of directors, directors shall be elected by a plurality of the votes cast by the holders of shares entitled to cast votes for such directors. The directors shall not be elected by cumulative voting.

Section 12. Any action required by the shareholders to be taken at a meeting of the shareholders of the corporation, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if consent in writing, setting forth the action so to be taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the shareholders at a meeting duly held and may be stated as such in a certificate or document filed by the corporation. The Secretary shall file such consent with the minutes of the meeting of the shareholders.

ARTICLE III

Board of Directors

Section 1. The initial Board of Directors shall consist of three (3) persons, which persons shall be elected by the incorporators to serve until the first meeting of the shareholders. Thereafter, the Board of Directors shall consist of three (3) persons, or such number of persons as set forth in the amendments to these By-Laws made from time to time, which persons shall be elected by the shareholders at the first meeting of the shareholders and thereafter at the annual meeting or at a special meeting called for that purpose. Each director shall hold office until the next succeeding annual meeting of shareholders or until such director's successor is duly elected and qualified, unless such director resigns or is removed from office at an earlier date. The directors shall hold office at the pleasure of the shareholders and may be removed at any time, with or without cause, by a majority vote of the shareholders. In case of the death, resignation or removal of one or more of the directors of the corporation, a majority of the survivors or remaining directors may fill the vacancy or vacancies until the successor or successors are elected at the next annual meeting of the shareholders or until a special shareholders' meeting shall be called and held to fill such vacancy or vacancies.

Section 2. All meetings of the Board of Directors of this corporation may be held within or without the State of Missouri as may be provided in the resolution or notice calling such meeting. The annual meeting of the directors for the purpose of electing officers and transacting such other business as may come before the meeting shall be held on the same day of each year as the annual meeting of the shareholders and immediately following its adjournment. No notice of such annual meeting of the directors need be given. If for any reason such annual meeting of the directors is not or cannot be held as herein prescribed, the officers may be elected at the first meeting of the directors thereafter called pursuant to these By-Laws. Regular meetings of the Board of Directors shall be held at such times as the Board may from time to time provide and without any notice other than the resolution or action providing for such meetings. Special meetings of the Board of Directors may be called at any time upon the call of any member of the Board. Written notice of all special meetings of the Board of Directors shall be given to each director, which notice shall state the time, place and purpose of such meeting, and shall be personally served upon each director at least one day before such meeting, or sent by mail or telegram at least two days before such meeting, addressed to the last known residence or place of business of each director. Attendance of a director at any meeting, whether regular or special, shall constitute a waiver of notice of such meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Whenever all persons entitled to vote at any meeting of the directors consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the proceedings at such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or objected to at the time for want of notice. If any meeting of the directors shall be irregular for want of notice, or of such consent, provided a quorum was present at such meeting, the proceedings of such meeting may be ratified and approved and rendered likewise valid, and the irregularity or defect therein waived, by a writing signed by all persons having the right to vote at such meeting. Whenever any notice is required to be given to any director under any provisions of the By-Laws, a waiver thereof in writing, signed by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

Section 3. A majority of the Board of Directors shall constitute a quorum for the transaction of business, and the act of the majority of the directors present at a meeting at which a quorum is present shall be valid as a corporate act, except as may be otherwise specifically required by law or by the Articles of Incorporation or by these By-Laws; and if less than a quorum be present at any meeting, those present may adjourn from time to time and fix dates for subsequent meetings until a quorum shall be present.

Section 4. The property and business of the corporation shall be controlled and managed by the Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these By-Laws directed or required to be exercised or done by the shareholders.

Section 5. The Board of Directors may by resolution adopted by a majority of the entire Board, designate two or more of the directors to constitute an agent or committee of the Board, which agent or committee shall have and exercise all of the authority of the Board of Directors to the extent provided in said resolution in the management of the corporation and may have the power to authorize the seal of the corporation to be affixed to all papers which may require it. Such agent or committee shall keep a regular record of the actions taken in accordance with the resolution authorizing such agent or committee to act and shall report the same to the Board of Directors when required.

Section 6. Directors as such shall not receive any stated salary for their services but by resolution of the Board of Directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board; provided that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

ARTICLE IV

Officers

Section 1. The officers of the corporation shall consist of a President, a Vice President, the Secretary, a Treasurer and such other officers as may be deemed necessary to carry out the purposes for which the corporation was formed. The Board of Directors may choose and appoint additional Vice Presidents, and one or more Assistant Secretaries and Assistant Treasurers, and such additional officers and agents, if any, as it may deem necessary from time to time. Any two or more offices may be held by one and the same person.

Section 2. The initial officers shall be elected at the first meeting of the Board of Directors and thereafter shall be elected at the annual meeting of the Board of Directors. A majority of the votes cast shall be necessary for the election of any person to an office of the corporation. The officers shall hold office at the pleasure of the Board of Directors from the dates of their respective elections and may be removed at any time with or without cause by a majority vote of all of the directors. Absent prior removal by the directors, the officers shall continue in office from the date of their respective elections until the first meeting of the Board of Directors after the next annual meeting of the shareholders and until their successors are duly elected and qualified.

Section 3. The President shall preside at all meetings of the Board of Directors; shall sign all notes, agreements or other instruments in writing made and entered into for or on behalf of the corporation; and sign all certificates of stock, and shall have general supervision over the business and affairs of the corporation. The President of the corporation shall be its chief officer and shall perform such duties as usually pertain to that office.

Section 4. The Vice Presidents in order of their seniority shall perform all of the duties of the President in the event of the death, disability or absence of the President and such other duties, if any, as may be prescribed by the Board of Directors.

Section 5. The Secretary shall keep an accurate record of the proceedings of the meetings of the shareholders and directors; shall give notice of the meetings of the shareholders and of the directors required by law and these By-Laws; shall countersign all certificates of stock; shall attach the corporate seal to stock certificates and to all other documents and instruments requiring it and shall perform such other duties as are usually incident to the office of the Secretary. The Assistant Secretaries in the order of their seniority shall perform all of the duties of the Secretary in the event of the death, disability or absence of the Secretary and such other duties, if any, as may be prescribed by the Board of Directors. The Assistant Secretary is specifically authorized to perform the duties and functions of the Secretary, including but not limited to the attestation or certification of written documents on behalf of the corporation and placing the corporate seal on such documents when the Secretary of the corporation is absent from the principal place of business and office of the corporation.

Section 6. The Treasurer shall have charge of the funds of the corporation and shall keep an accurate account of all financial transactions of the corporation. The Treasurer shall deposit or cause to be deposited all funds of the corporation in the corporation's name in such banking institution or institutions as may be designated by the Board of Directors. The Treasurer shall make a report to the shareholders at the annual shareholders' meeting and shall make additional reports to the President and to the Board of Directors whenever so directed by the President or the Board. The Assistant Treasurer is specifically authorized to perform the duties and functions of the Treasurer when the Treasurer is absent from the principal place of business and office of the corporation. The Assistant Treasurer shall also perform any other duties as may be prescribed by the Board of Directors.

Section 7. The Board of Directors may require any officer or officers to furnish the corporation a bond in such form and sum and with security satisfactory to the Board of Directors for the faithful performance of the duties of their offices and the restoration to the corporation in case of death, resignation or removal from office of such officer or officers of all books, papers, vouchers, money and other property, whatsoever kind, in their possession belonging to the corporation. Nothing contained in this section shall be construed as requiring such a bond unless the directors in their discretion determine that such bond shall be furnished.

Section 8. The Board of Directors shall from time to time in its discretion fix or alter the compensation of any officer. The Board of Directors may delegate the power to alter and fix compensation of any officer by a vote of the majority of the full Board of Directors by a resolution at any meeting of the Board of Directors.

Section 9. Checks, drafts or other orders for the payment of money of this corporation shall be signed by such person or persons as the Board of Directors may from time to time designate. A person so designated need not necessarily be an officer of the corporation.

ARTICLE V

Capitalization, Certificates of Stock and Transfers

Section 1. The authorized capital stock of this corporation shall be as set forth in the Articles of Incorporation or amendments thereto.

Section 2. The holders of capital stock shall have no preemptive rights to purchase any additional shares of the corporation's capital stock hereafter issued or any securities exchangeable for or convertible into such shares or any warrants or any instruments evidencing rights or options to subscribe for, purchase or otherwise acquire such shares.

Section 3. The certificates of stock of this corporation shall be in such form, not inconsistent with the Articles of Incorporation, as shall be prepared or approved by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary and shall bear the corporate seal. All certificates shall be consecutively numbered. The name of the person owning the shares represented thereby, with the number of such shares and the date of issue, shall be entered on the books of the corporation. Shares of the stock of the corporation shall be transferred only on the books of the corporation upon the authority of the holder thereof and upon surrender and cancellation of certificates for a like number of shares.

Section 4. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof, and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Missouri.

Section 5. In the case of the loss or destruction of any certificate of stock, a new certificate may be issued upon the following conditions: The owner shall file with the Secretary an affidavit giving the facts in relation to the ownership and the loss or destruction of said certificate, stating its number and the number of shares represented thereby. The Secretary shall present such affidavit to the Board of Directors, and if the Board of Directors shall be satisfied that such certificate has been destroyed or lost, and that a new certificate ought to be issued in lieu thereof, the Board may direct the officers of the corporation to issue a new certificate upon the filing of a bond in such penal sum, with such condition, in such forms and with such surety as the Board of Directors may prescribe, to indemnify and save harmless this corporation from any loss, expense, damage or liability occasioned by the issuance of such new certificate, and upon the filing of such bond, the proper officers of the corporation shall issue a new certificate for the number of shares to the owner of the certificate so lost or destroyed.

Section 6. Any and all stock not issued shall be held by the corporation subject to the disposal of the Board of Directors and such unissued stock shall neither vote nor participate in dividends.

Section 7. All the issued and outstanding stock of the corporation that may be purchased or otherwise acquired by the corporation shall be treasury stock, and shall be subject to the disposal of the Board of Directors and such treasury stock shall neither vote nor participate in dividends while held by the corporation.

Section 8. The records of the corporation concerning transfers of common stock of the corporation shall be closed for a period of thirty (30) days before the day of payment of any dividend and before each annual meeting of the shareholders and the shareholders of record before such closing of the books prior to the payment of dividend or each annual meeting of the shareholders shall be considered the correct and true record of the shareholders for the purpose of the payment of such a dividend and for all purposes with respect to such annual meeting of the shareholders.

ARTICLE VI

Seal

Section 1. The seal of the corporation shall be in circular form with the following words on: "WORRY FREE SERVICE, INC. - MISSOURI - CORPORATE SEAL."

Section 2. The corporate seal may be affixed to any instrument by impression only, unless by resolution of a majority of the Board of Directors specific authorization is given to attach the corporate seal to multiple instruments by reproduction, by engraving, printing, or other facsimile process.

ARTICLE VII

Agents and Attorneys

Section 1. The Board of Directors may appoint such agents, attorneys and attorneys-in-fact of the corporation as it may deem proper and may by written power of attorney authorize such agents, attorneys or attorneys-in-fact to represent it and for it and in its name, place and stead and for its use and benefit to transact any and all business which said corporation is authorized to transact or do by its Articles of Incorporation and in its name, place and stead and as its corporate act and deed, to sign, acknowledge and execute any and all contracts or instruments in writing necessary or convenient in the transaction of such business as fully to all intents and purposes as said corporation might or could do if it acted by or through its regularly elected and qualified officers.

Section 2. The appointments, authorization and powers referred to in Section 1 of this Article shall not be valid unless authorized or permitted by resolution passed by a majority of the Board of Directors at any meeting of the Directors, regular or special.

ARTICLE VIII

Indemnification of Directors and Officers

Section 1. Any person, by reason of the fact that such person was or is a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the corporation for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any suit, action or proceeding, including attorneys' fees, if such person was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action, suit or proceeding by or in the right of the corporation. However, the corporation shall not indemnify such officer or director if such person did not act in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation. Termination of any suit, action or proceedings by judgment, order, settlement or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that such officer or director did not act in good faith and in a manner such person did not reasonably believe to be in or not opposed to the best interest of the corporation.

Section 2. Any person, by reason of the fact that such person was or is a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the corporation for expenses, judgments, fines and amounts paid in settlements actually and reasonably incurred by such person in connection with any suit, action or proceeding, including attorneys' fees, if such person was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, administrative or investigative, brought by or in the right of the corporation. However, the corporation shall not indemnify such officer or director if such person did not act in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and if such person be adjudged liable for negligence or misconduct in the performance of such person's duty to the corporation, the corporation shall only indemnify such person to the extent that the Court in which the action or suit was brought shall determine upon application that such person is reasonably entitled to indemnity for all or any portion thereof of such judgments, fines or expenses, including but not limited to attorneys' fees, which the Court shall deem proper.

Section 3. The corporation shall indemnify any officer or director who is successful on the merits or otherwise in defense of any suit, action or proceedings referred to in Section 1 and Section 2 to the extent of all expenses actually and reasonably incurred by such person in connection with such defense, including, but not limited to, attorneys' fees.

Section 4. The corporation shall not indemnify any director or officer for any fine, settlement, judgment or reasonable expenses or attorneys' fees, unless a determination is made that such director or officer has met the applicable standards of conduct set forth in this Article. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by a majority vote of the common stockholders.

Section 5. The corporation shall upon written request of the officer or director pay the expenses of defending any actual or threatened action, suit or proceedings in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by the officer or director to repay such amount unless it shall be ultimately determined as provided in Section 4 that such person is entitled to be indemnified by the corporation.

Section 6. The corporation shall have the power to purchase insurance on behalf of any officer or director of the corporation or anyone serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprises against any liability asserted against or incurred by such person in such capacity, whether or not the corporation would have the power to indemnify him against such liability under this Article. The right of indemnification under this Article shall not be exclusive, but shall be in addition to all other rights and remedies to which any director or officer may be entitled as a matter of law.

ARTICLE IX

Joint Meetings of Directors and Shareholders

Joint meetings of the directors and shareholders of this corporation may be held at any time or at any place pursuant to a resolution duly adopted by the Board of Directors or pursuant to the written consent of the shareholders and directors.

The minutes of any joint meeting of the shareholders and directors as provided in Section 1 of this Article shall affirmatively show the number of shares of stock of the corporation represented at such meeting and the number of shares of stock voted for or against any resolution, motion or proposition submitted at such meeting.

ARTICLE X

Amendment of Bylaws

These By-Laws may be amended, repealed or replaced by the affirmative vote of a majority of the members of the Board of Directors of the Corporation present at any Board meeting duly called and convened, provided the substance of the proposed amendment, repeal or replacement is stated in the notice of the Board meeting at which such matter is to be considered and acted upon.

Upon motion duly made, seconded and unanimously adopted, the undersigned, constituting the Board of Directors of Worry Free Service, Inc. do this 29th day of January, 1997, adopt the foregoing By-Laws, Articles I through X inclusive, as the By-Laws of this corporation, and said By-Laws are hereby ratified and adopted by the undersigned and each of them.

Gregory J. Orman

Mark Schroeder

Mark G. English

Exhibit B-15

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

CERTIFICATE OF INCORPORATION OF R. S. ANDREWS ENTERPRISES, INC.

ARTICLE I
NAME

The name of the corporation (the "Corporation") is R. S. Andrews Enterprises, Inc.

ARTICLE II
REGISTERED OFFICE; REGISTERED AGENT

The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of its registered agent at that address is The Corporation Trust Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware. The Corporation shall possess and exercise all of the powers and privileges granted by the General Corporation Law of the State of Delaware, by any other law or by this Certificate, together with all such powers and privileges incidental thereto as may be necessary or convenient to the conduct, promotion or attainment of the purposes of the Corporation.

ARTICLE IV
CAPITAL STOCK

The Corporation shall have authority, acting by its Board of Directors, to issue not more than One Hundred Million (100,000,000) shares of capital stock divided into classes as follows:

(A) *Common Stock*. Fifty Million (50,000,000) shares of common stock, $0.001 par value per share (the "Common Stock"), such shares entitled to one (1) vote per share on any matter on which stockholders of the Corporation are entitled to vote, and such shares being entitled to participation in dividends and to receive the remaining net assets of the Corporation upon dissolution, subject to the rights of the Blank Check Preferred Stock and the Series A Convertible Preferred Stock as hereinafter expressly set forth herein, by law or by the Board of Directors pursuant to this Article IV.

(B) *Blank Check Preferred Stock*. Thirty Five Million (35,000,000) shares of preferred stock, $0.001 par value per share (the "Blank Check Preferred Stock"), which may be issued from time to time in one or more series and entitled to such preferences to the Common Stock and the Series A Convertible Preferred Stock (as defined below) as to dividends and distribution of assets of the Corporation on dissolution and shall have such distinctive designations as determined by the Board of Directors, with full power and authority to fix the number of shares constituting such series and to fix the relative rights and preferences of the shares of the series so established to the full extent allowable by law, with respect to dividends, redemptions, payment on liquidation, sinking fund provisions, conversion privileges and voting rights. All shares of the Blank Check Preferred Stock shall be of equal rank and shall be identical, except in respect to the particulars that may be fixed by the Board of Directors as hereinabove provided and which may vary among the series. Different series of the Blank Check Preferred Stock shall not be construed to constitute different classes of stock for the purpose of voting by classes, except when such voting by classes is expressly required by law.

(C) *Series A Convertible Preferred Stock.* Fifteen Million (15,000,000) shares of preferred stock, par value $0.001 per share, designated as Series A Convertible Preferred Stock (the "Series A Convertible Preferred Stock"). Except as hereafter provided in this Article IV, the Series A Convertible Preferred Stock and the Common Stock shall be identical in all respects and for all purposes, and the holders of Series A Convertible Preferred Stock and the holders of Common Stock voting together and without distinction as to class shall be entitled to one (1) vote per share in all proceedings and as to all matters with respect to which stockholders of the Corporation shall be entitled to vote. A description of the liquidation preference and conversion rights of the Series A Convertible Preferred Stock is as follows:

(1) *Liquidation, Dissolution or Winding Up.*

(a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of shares of the then outstanding Series A Convertible Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to holders of the Corporation's capital stock of all classes, whether such assets are capital, surplus, or earnings, an amount equal to $5,000,000 before any payment shall be made or any assets distributed to the holders of the shares of Common Stock (the "Liquidation Preference"). If the assets of the Corporation available for distribution to holders of the Corporation's capital stock of all classes shall be insufficient to permit the payment in full to the holders of the Series A Convertible Preferred Stock of the full preferential amount thus distributable, then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of the Series A Convertible Preferred Stock. After such payment shall have been made in full to the holders of the Series A Convertible Preferred Stock, any remaining assets shall be distributed among the holders of the Series A Convertible Preferred Stock and the holders of Common Stock of the Corporation, share and share alike, and without any distinction as to class, in proportion to their respective stockholdings.

(b) Notwithstanding anything in Section IV(C)(1)(a) to the contrary, if the amount paid by the holders of Series A Convertible Preferred Stock to the Corporation to purchase their shares of Series A Convertible Preferred Stock is less than Fifteen Million Dollars ($15,000,000), the Liquidation Preference shall be modified to be equal to the amount determined by dividing the actual amount paid by the holders of Series A Convertible Preferred Stock for such shares by three (3).

(c) A reorganization of the capital stock of the Corporation or a consolidation or merger of the Corporation with or into any other corporation or other entity, a share exchange involving the Corporation, or a sale, lease, exchange or transfer of all or substantially all of the assets of the Corporation, that shall not in fact result in the liquidation of the Corporation and distribution of its assets to its stockholders, shall not be regarded as a liquidation, dissolution or winding up of the Corporation within the meaning of this Section IV(C)(1) unless, in connection therewith, the liquidation, dissolution or winding up of the Corporation is specifically approved.

(d) Whenever the distribution provided for herein shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

(2) *Conversion Rights.*

(a) *General.* Subject to and in compliance with the provisions of this Section IV(C)(2), each share of Series A Convertible Preferred Stock may, at the option of the holder, be converted from and after December 31, 2001, into one (1) fully-paid and non-assessable share of Common Stock.

(b) *Conversion Following Underwritten Public Offering.* Upon the sale of shares of Common Stock or convertible debt securities of the Corporation in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $100,000,000 of net proceeds to the Corporation, then all duly issued and outstanding shares of the Series A Convertible Preferred Stock shall, as of the date of consummation of such public offering, be converted into Common Stock (as in effect immediately prior to the date of consummation of such public offering). The Corporation shall give the holders of the Series A Convertible Preferred Stock notice of the filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of any registration statement relating to any proposed public offering not less than 90 days prior to such filing. The holders of shares of Series A Convertible Preferred Stock shall present such shares for surrender to the Corporation on or before the closing date of such public offering and the Corporation shall issue to such holders a certificate or certificates for shares of Common Stock on such closing date.

(c) *Recapitalization or Reclassification.* If the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification or otherwise, then and in each such event, the holders of the Series A Convertible Preferred Stock shall have the right thereafter to convert such shares into the same kind and amount of shares of stock receivable upon such recapitalization, reclassification or other change that holders of the number of shares of Common Stock into which such shares of Series A

Convertible Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change would have received, all subject to further adjustment as provided herein.

(d) *Accountant's Certificate as to Adjustments.* In each case of an adjustment or readjustment pursuant to Section IV(C)(2)(c), the Corporation shall furnish each holder of Series A Convertible Preferred Stock with a certificate, prepared by independent certified public accountants of recognized standing, showing such adjustment or readjustment, and stating in detail the facts upon which such adjustment or readjustment is based.

(e) *Exercise of Conversion Privilege.* To exercise this conversion privilege, a holder of Series A Convertible Preferred Stock shall surrender the certificate or certificates representing the shares being converted to the Corporation at its principal office, and shall give written notice to the Corporation at that office that such holder elects to convert such shares. Such notice shall also state the name or names (with address or addresses) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. The certificate or certificates for shares of Series A Convertible Preferred Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Corporation or in blank. The date when such written notice is received by the Corporation, together with the certificate or certificates representing the shares of Series A Convertible Preferred Stock being converted, shall be the "Conversion Date". As promptly as practicable after the Conversion Date, the Corporation shall issue and shall deliver to the holder of the shares of Series A Convertible Preferred Stock being converted, or on its written order, such certificate or certificates as it may request for the number of whole shares of Common Stock issuable upon the conversion of such shares of Series A Convertible Preferred Stock in accordance with the provisions of this Section IV(C)(2). Such conversion shall be deemed to have been effected immediately prior to the close of business on the Conversion Date, and at such time the rights of the holder as holder of the converted shares of Series A Convertible Preferred Stock shall cease and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby.

(f) *Partial Conversion.* In the event some but not all of the shares of Series A Convertible Preferred Stock represented by a certificate or certificates surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of the holder, at the expense of the Corporation, a new certificate representing the number of shares of Series A Convertible Preferred Stock which were not converted.

(g) *Reservation of Common Stock.* The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Convertible Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Convertible Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Convertible Preferred Stock, the

Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(3) *No Reissuance of Series A Convertible Preferred Stock.* No share or shares of Series A Convertible Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares which the Corporation shall be authorized to issue. The Corporation may from time to time take such appropriate corporate action as may be necessary to reduce the authorized number of shares of the Series A Convertible Preferred Stock accordingly.

(4) *Restrictions and Limitations.*

(a) Except as expressly provided herein or as required by law, so long as any shares of the Series A Convertible Preferred Stock remain outstanding, the Corporation shall not, and shall not permit any subsidiary (which shall mean any corporation or trust of which the Corporation directly or indirectly owns at the time all of the outstanding shares of every class of such corporation or trust other than directors' qualifying shares) to, without the vote or written consent by the holders of at least a majority of the then outstanding shares of the Series A Convertible Preferred Stock, each share of Series A Convertible Preferred Stock to be entitled to one vote in each instance:

(i) redeem, purchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose), any share or shares of Series A Convertible Preferred Stock;

(ii) authorize or issue, or obligate itself to authorize or issue, any other equity security senior to or on a parity with the Series A Convertible Preferred Stock as to liquidation preferences, conversion rights, voting rights or otherwise; or

(iii) effect any sale, lease, exchange or transfer of all or substantially all of the assets of the Corporation or any subsidiary thereof, or any consolidation, merger or share exchange involving the Corporation or any subsidiary thereof, or any reclassification or other change of stock, or any recapitalization or any dissolution, liquidation or winding up of the Corporation.

(b) The Corporation shall not amend its Certificate of Incorporation, as amended, without the approval by vote or written consent by the holders of at least eighty percent (80%) of the then outstanding shares of Series A Convertible Preferred Stock, each share of Series A Convertible Preferred Stock to be entitled to one vote in each instance, if such amendment would change any of the rights, preferences, privileges of or limitations provided for herein for the benefit of any shares of Series A Convertible Preferred Stock. Without limiting the generality of the next preceding sentence, the Corporation will not amend its Certificate of Incorporation without the approval by the holders of at least a majority of the then outstanding shares of Series A Convertible Preferred Stock if such amendment would:

(i) change the relative seniority rights of the holders of Series A Convertible Preferred Stock as to the payment of dividends in relation to the holders of any other capital stock of the Corporation;

(ii) reduce the amount payable to the holders of Series A Convertible Preferred Stock upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or change the relative seniority of the liquidation preferences of the holders of Series A Convertible Preferred Stock to the rights upon liquidation of the holders of any other capital stock of the Corporation or change the dividend rights of the holders of Series A Convertible Preferred Stock; or

(iii) cancel or modify the conversion rights of the holders of Series A Convertible Preferred Stock provided for in Section (2) herein.

(5) *No Dilution or Impairment.* The Corporation, unless the approval of at least eighty percent (80%) of the outstanding shares of Series A Convertible Preferred Stock is obtained, shall not, by amendment of its Certificate of Incorporation, or through any reorganization, sale, lease, exchange or transfer of assets, consolidation, merger or acquisition, share exchange, dissolution, issue or sale of securities (including, without limitation, options, warrants, subscriptions, purchase rights and convertible securities), recapitalization, reclassification, exchange, subdivision, combination or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Series A Convertible Preferred Stock set forth herein, but shall at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series A Convertible Preferred Stock against dilution or other impairment.

* (6) *Preemptive Rights.* The holders of Series A Convertible Preferred Stock shall have the preemptive right to acquire additional shares of capital stock duly authorized and offered for issuance by the Corporation in accordance with their then existing proportionate ownership interest in the Corporation. In the event that a holder of Series A Convertible Preferred Stock exercises such preemptive right, the Corporation shall issue to such stockholder shares of Series A Convertible Preferred Stock, and if no such shares are available, the Corporation shall cause the amendment of this Certificate of Incorporation to increase the number of authorized but unissued shares of Series A Convertible Preferred Stock.

(7) *Stockholders Agreement.* The rights of the Series A Convertible Preferred Stock described in Sections IV(C)(4) - (6) above may be limited by and to the extent set forth in an agreement as to which the holders of the Series A Convertible Preferred Stock and the Corporation are all or some of the parties.

ARTICLE V
INCORPORATOR

The name of the incorporator is R. Stephen Andrews, and his mailing address is at 1800 Montreal Circle, Tucker, Georgia 30084.

ARTICLE VI
BYLAWS

Except as otherwise provided in an agreement among the stockholders of the Corporation and the Corporation, the Board of Directors is hereby authorized to adopt, amend, or repeal the Bylaws of this Corporation.

ARTICLE VII
BOARD OF DIRECTORS

Except as otherwise provided in an agreement among the stockholders of the Corporation and the Corporation, the number of directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws.

ARTICLE VIII
INDEMNIFICATION

(a) The Corporation shall indemnify, and upon request shall advance expenses (including attorneys' fees) to, in the manner and to the fullest extent permitted by law, any officer or director (or the estate of any such person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (an "Indemnitee"). The Corporation may, to the fullest extent permitted by law, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan against any liability which may be asserted against such person. To the fullest extent permitted by law, the indemnification and advances provided for herein shall include expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement. The indemnification provided herein shall not be deemed to limit the right of the Corporation to indemnify any other person for any such expenses (including attorneys' fees), judgments, fines and amounts paid in settlement to the fullest extent permitted by law, both as to action in his official capacity and as to action in another capacity while holding such office.

(b) Notwithstanding the foregoing, the Corporation shall not indemnify any such Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to secure a judgment in its favor against such Indemnitee with respect to any claim, issue or matter as to which the Indemnitee shall have been adjudged to be liable to the Corporation, unless and only to the extent that, the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such Indemnitee is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

(c) The rights to indemnification and advancement of expenses set forth in this Article VIII are intended to be greater than those which are otherwise provided for in the General Corporation Law of the State of Delaware, are contractual between the Corporation and the person being indemnified, his heirs, executors and administrators, and, with respect to this Article VIII are mandatory, notwithstanding a person's failure to meet the standard of conduct required for permissive indemnification under the General Corporation Law of the State of Delaware, as amended from time to time. The rights to indemnification and advancement of expenses set forth in this Article VIII are nonexclusive of other similar rights which may be granted by law, this Certificate, the Bylaws, a resolution of the Board of Directors or stockholders or an agreement with the Corporation, which means of indemnification and advancement of expenses are hereby specifically authorized.

(d) Any repeal or modification of the provisions of this Article VIII, either directly or by the adoption of an inconsistent provision of this Certificate, shall be prospective only and shall not adversely affect any right or protection set forth herein existing in favor of a particular individual at the time of such repeal or modification. In addition, if an amendment to the General Corporation Law of the State of Delaware limits or restricts in any way the indemnification rights permitted by law as of the date hereof, such amendment shall apply only to the extent mandated by law and only to activities of persons subject to indemnification under this Article VIII which occur subsequent to the effective date of such amendment.

ARTICLE IX
NO PERSONAL DIRECTOR LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law of the State of Delaware is amended after the filing of the Certificate of Incorporation of which this Article is a part, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his name this 22nd day of May, 1998.

R. Stephen Andrews, Incorporator

BYLAWS
OF
R. S. ANDREWS ENTERPRISES, INC.

ARTICLE I
OFFICES

Section 1.1. Registered Office: The corporation, by resolution of its Board of Directors, may change the location of its registered office as designated in the Certificate of Incorporation to any other place in Delaware. By like resolution, the registered agent at such registered office may be changed to any other person or corporation, including itself. Upon adoption of such a resolution, a certificate certifying the change shall be executed, acknowledged and filed with the Secretary of State of Delaware, and a certified copy of the certificate shall be recorded in the office of the recorder for the county in which the new registered office is located (and in the old county, if the registered office is moved from one county to another).

Section 1.2. Other Offices: The corporation may have offices at such other place or places, either within or without the State of Delaware, as the Board of Directors may from time to time designate.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 2.1 Annual Meeting: The annual meeting of stockholders for the election of directors shall be held on the 31st of May of each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, or on such other dates or at such other time as the Board of Directors may determine by resolution. The stockholders may transact any other proper business at the annual meeting.

Section 2.2. Special Meetings: Special meetings of stockholders for any purpose or purposes may be held at any time upon call of the Chairman of the Board, if any, the President, or a majority of the Board of Directors. A special meeting of stockholders shall be called by the President or the Secretary upon the written request of stockholders owning of record at least one-fifth (1/5) of the outstanding stock of all classes entitled to vote at such meeting.

Section 2.3. Place and Time of Meetings: Meetings of the stockholders for the election of directors, and all other meetings of the stockholders, shall be held at such place or places, within or without the State of Delaware, at such time as may be fixed by the Board of Directors, and shall be specified in the notices or waivers of notice of the meetings; provided, however, that at least ten (10) days' notice shall be given to the stockholders of the place and time so fixed. In the event no place shall be fixed for any such meeting, such meeting shall be held at the corporation's registered office.

Section 2.4. Notice of Meetings: Written notice of stockholders meetings, stating the place, date, and hour of the meetings, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given by the Chairman of the Board, if any, the President, any Vice President, the Secretary or an Assistant Secretary to each stockholder entitled to vote at the meeting at least ten (10) days but not more than sixty (60) days before the date of the meeting, unless a different period is prescribed by law. When mailed, written notice is deemed to have occurred when deposited in the United States mail, postage prepaid, directed to the stockholders at the address that appears on the records of the corporation. If action taken at a stockholder's meeting requires the filing of a certificate under the Delaware General Corporation Law, the certificate shall, if notice was required and effected, state that notice was given to all persons entitled to receive it.

Section 2.5. Quorum: At each meeting of stockholders, except where otherwise provided by law, the Certificate of Incorporation, these Bylaws, or an agreement among the stockholders and the corporation, the holders of a majority of the outstanding shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for the transaction of any stockholder business. Where a separate vote by class or classes is required, a quorum must be present within the class or classes. In the absence of a quorum, the stockholders so present, by majority vote, or the chairman of the meeting, may adjourn the meeting from time to time in the manner provided in Section 2.6 of these Bylaws until a quorum shall attend. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of any corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 2.6. Adjournment: Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.7. Organization: The President, or in his absence the Chairman of the Board, or in their absence any Vice President, shall call to order meetings of stockholders and shall act as chairman of such meetings. The Board of Directors, or, if the Board fails to act, the stockholders, may appoint any stockholder, director, or officer of the corporation to act as chairman of any meeting in the absence of the Chairman of the Board, the President and all Vice Presidents. The Secretary of the corporation shall act as secretary of all meetings of stockholders, but, in the absence of the Secretary, the chairman of the meeting may appoint any other person to act as secretary of the meeting.

Section 2.8. Votes per Share: Unless the Certificate of Incorporation otherwise provides, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one (1) vote for each share of stock held by him which has voting power upon the matter in question.

Section 2.9. Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing a written revocation of the proxy or another duly executed proxy bearing a later date with the Secretary of the corporation.

Section 2.10. Ballots: Unless otherwise stated in the Certificate of Incorporation, election of directors must be by written ballot. All other voting at meetings of stockholders need not be by written ballot.

Section 2.11. Vote Required for Stockholder Action: Except as otherwise provided by law, the Certificate of Incorporation, these Bylaws, or an agreement among the stockholders and the corporation, and except for the election of directors, at any meeting duly called and held at which a quorum is present, a majority of the votes cast at such meeting upon a given question by the holders of outstanding shares of stock of all classes of stock of the corporation entitled to vote thereon who are present in person or by proxy shall decide such question.

Section 2.12. Election of Directors: Except as otherwise provided by law, the Certificate of Incorporation, these Bylaws, or an agreement among the stockholders and the corporation, at any meeting duly called and held for the election of directors at which a quorum is present, directors shall be elected by a plurality of the votes cast.

Section 2.13. Determination of Stockholders Entitled to Notice of or to Vote at Stockholders Meeting: In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, (2) if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 2.14. List of Stockholders Entitled to Vote: The Secretary of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to which stockholders are entitled to examine the stock ledger, the list of stockholders entitled to vote at a meeting, or the books of the corporation, or entitled to vote in person or by proxy at any meeting of stockholders.

Section 2.15. Voting of Shares by Certain Stockholders: Persons who hold stock in a fiduciary capacity (including, but not limited to, as a voting trustee under a voting trust agreement) shall be entitled to vote the shares so held. Persons who have pledged their stock shall be entitled to vote, unless in the transfer by the pledgors on the books of the corporation they have expressly empowered the pledgees to vote the stock, in which case only the pledgees or their proxies may represent and vote the stock. If stock stands in the name of more than one person, or more than one person has a fiduciary relationship with respect to the stock, such person(s) must give the Secretary of the corporation written notice of who is to vote the shares and a copy of the instrument or order creating their relationship to the shares. Otherwise, if only one person votes, the vote of one person will bind the others. If more than one person votes, the majority vote among them will bind them all. If the vote among them is evenly split, each faction may vote the shares proportionately, or, alternatively, a person voting shares or a beneficiary may apply to any court having jurisdiction for the appointment of an additional person to act with the persons voting the shares, which will then be voted as determined by a majority of such persons and the person appointed by the court.

Section 2.16. Action by Consent of Stockholders: Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to: (1) its registered office in Delaware, by hand or by registered or certified mail, return receipt requested; (2) its principal place of business; or (3) an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section to the corporation, written consents signed by a sufficient number of stockholders to take action are delivered to the corporation in one of the methods prescribed above. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing, to the extent required by Section 228(d) of the Delaware General Corporation Law. If the action which is consented to is such as would have required the filing of a certificate under the

Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, the certificate filed shall state, in lieu of any statement required by Delaware law concerning any vote of stockholders, that written consent and notice have been given as provided in Section 228 of the Delaware General Corporation Law.

Section 2.17. Determination of Stockholders Entitled to Consent to Corporate Action in Writing Without a Meeting: In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the Delaware General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in one of the methods prescribed in Section 2.16 of these Bylaws. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the Delaware General Corporation Law, the record date for determining stockholders entitled to consent to corporate action without meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

ARTICLE III
BOARD OF DIRECTORS

Section 3.1. Qualifications; Number: Term of Office: The property, business, and affairs of the corporation shall be controlled and managed by a Board of Directors consisting of five (5) directors. Directors need not be stockholders. Unless otherwise provided by law, the Certificate of Incorporation, these Bylaws or an agreement among the stockholders and the corporation, each director shall be elected by the stockholders entitled to vote on the election of directors at the annual meeting, to serve (subject to the provisions of Section 3.2) until the next succeeding annual meeting of stockholders and until his or her respective successor has been elected and qualified.

Section 3.2. Resignation: Removal; Vacancies:

(a) Resignation: Any director, or any member of a committee of directors, may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the corporation. Any such resignation shall take effect at the time specified in the resignation, or, if the time is not specified in the resignation, then upon receipt of the resignation. The acceptance of such resignation shall not be necessary to make it effective.

(b) Removal: Except as otherwise provided by an agreement among the stockholders and the corporation, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares entitled at the time to vote at an election of directors.

(c) Vacancies: Except as otherwise provided by an agreement among the stockholders and the corporation, any vacancy in the office of any director through death, resignation, removal, disqualification, or other cause, and any additional directorship resulting from an increase in the number of directors, may be filled at any time by a majority of the directors then in office (even though less than a quorum or only one director remains), or, in the case of vacancies in the offices of all directors, any officer or stockholder of the corporation, or the executor, administrator, trustee, or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder may call a special meeting of stockholders or may apply to the Delaware Court of Chancery for a decree summarily ordering an election. Subject to the provisions of Section 3.2, the person so chosen shall, in the case of a vacancy in a directorship, hold office for the unexpired term of his predecessor, or in the case of an increase in the number of directors, hold office until his successor shall have been elected and qualified. Except as otherwise provided by law, the Certificate of Incorporation, these Bylaws, or an agreement among the stockholders and the corporation, when a director resigns from the Board, effective at a future date, he may participate in the filling of the vacancies, the vote to take effect when the resignation becomes effective.

Section 3.3. Meetings of Directors: The annual meeting of the Board of Directors, for the election of officers and the transaction of such other business as may come before the meeting, shall be held without notice at the same place as, and immediately following, the annual meeting of the stockholders. Regular meetings of the Board of Directors may be held without notice at such time and place, within or without the State of Delaware, as shall from time to time be determined by the Board. Special meetings of the Board of Directors shall be held at such time and place, within or without the State of Delaware, as shall be designated in the notice of the meeting whenever called by the Chairman of the Board, if any, the President, or upon the written request of stockholders owning of record at least one-fifth (1/5) of the outstanding stock of all classes entitled to vote.

Section 3.4. Notice of Special Meetings: The Secretary, or in his absence any other officers of the corporation, shall give each director notice of the time and place of holding of special meetings of the Board of Directors by mail at least five (5) days before the meeting, or by telegram, cable radiogram, or personal service at least two (2) days before the meeting. Unless otherwise stated in the notice thereof, any and all business may be transacted at any meeting without specification of such business in the notice.

Section 3.5. Telephonic Meetings: Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

Section 3.6. Quorum: Eighty percent (80%) of the members of the Board of Directors as constituted from time to time shall constitute a quorum for the transaction of business, but, if at any meeting of the Board of Directors (whether or not adjourned from a previous meeting) there shall be less than a quorum present, a majority of those present may adjourn the meeting to another time and place, and the meeting may be held as adjourned without further notice or waiver. Except as otherwise provided by law, the Certificate of Incorporation, these Bylaws, or an agreement among the stockholders and the corporation, a majority of the members of the Board of Directors, as constituted from time to time, may decide any question brought before such meeting.

Section 3.7. Conflicts: No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or her votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum; (2) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by an affirmative vote of the stockholders; or (3) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 3.8. Organization: Meetings of the Board of Directors shall be presided over by the President, or in his absence by the Chairman of the Board, or, in the absence of both, by such other person as the directors may select. The Secretary of the corporation shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 3.9. Action by Consent of Directors: Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 3.10. Compensation of Directors: Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors.

Section 3.11. Committees of the Board of Directors:

(a) Creation of Committees: Except as otherwise provided in an agreement among the stockholders and the corporation, the Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the corporation.

(b) Powers of Committees: Any such committee, if and only to the extent provided in the resolution of the Board of Directors or these Bylaws, shall have and may exercise the powers and authority of the Board of Directors in the management of the business, property, and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to (1) amending the Certificate of Incorporation of the corporation (except that a committee may, to the extent authorized in the resolution or resolutions providing the issuance of shares of stock adopted by the Board of Directors as provided in Section 151(a) of the Delaware General Corporation Law, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation, or fix the number of shares of any series of stock, or authorize the increase or decrease of the shares of any series); (2) adopting an agreement of merger or consolidation under Sections 251 or 252 of Delaware General Corporation Law; (3) recommending to the stockholders the sale, lease, or exchange of all or substantially all of the corporation's property and assets; (4) recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution; or (5) amending these Bylaws; and, unless the resolution, Bylaws, or Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of Delaware General Corporation Law.

(c) Absence or Disqualification of Committee Members: The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

(d) Committee Rules: Unless the Board of Directors otherwise provides, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III of these Bylaws.

(e) Removals of Committee Members: The Board of Directors, by a vote of not less than a majority of the entire Board, at any meeting thereof, or by written consent, at any time, may, with or without cause, terminate the membership of any member of the Board in a committee or disband any committee.

ARTICLE IV
OFFICERS

Section 4.1. Executive Officers; Election; Qualifications; Term of Office: The Board of Directors shall choose a President and Secretary. The Board of Directors may also choose a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers. Any number of offices may be held by the same person, unless these Bylaws or the Certificate of Incorporation otherwise direct. Each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding this election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Section 4.2. Powers and Duties of Executive Officers: The officers of the corporation shall have such powers and duties in the management of the corporation as are prescribed in this Section and, to the extent not so provided, as are prescribed by the Board of Directors and as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent, or employee to give security for the faithful performance of his duties.

The officers of the corporation shall have the following duties:

Chairman of the Board

The directors may elect one of their members to be Chairman of the Board of Directors, and that person shall be subject to the control of and may be removed from that position by the Board of Directors. The Chairman of the Board shall perform such duties as may from time to time be assigned to him or her by the Board. In the absence of the President, it shall be the Chairman of the Board's duty to preside at all meetings of stockholders and directors.

President and Chief Executive Officer

The President shall be the Chief Executive Officer of the corporation. It shall be the President's duty to preside at all meetings of the stockholders and directors. It shall also be the President's duty to have general and active management of the business of the corporation; to see that all orders and resolutions of the Board of Directors are carried into effect; and to execute contracts, agreements, deeds, bonds, mortgages and other obligations and instruments, in the name of the corporation. The President shall have the general supervision and direction of the other officers of the corporation and shall see that their duties are properly performed. The President shall submit a report of the operations of the corporation for the year to the stockholders at their annual meeting. The President shall have the general duties and powers of supervision and management usually vested in the office of president of a corporation.

Vice President

The Vice President or Vice Presidents, in the order designated by the Board of Directors, shall be vested with all the powers and required to perform all the duties of the President in the absence or disability of the President and shall perform such other duties as may be prescribed by the Board of Directors.

Secretary

The Secretary shall attend all meetings of the stockholders, the Board of Directors and any executive committee; shall act as clerk thereof and shall record all of the proceedings of such meetings in a book kept for that purpose; shall give proper notice of meetings of stockholders and directors; shall keep an account of stock registered and transferred in such manner and subject to such regulations as the Board of Directors may prescribe; and shall perform such other duties as shall be assigned to the office of Secretary by the President or the Board of Directors.

Treasurer

The Treasurer shall have custody of the funds and securities of the corporation; shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, any executive committee or the President, taking proper vouchers for such disbursements, and shall render to the President and directors, whenever they may require it, an account of all the transactions of the Treasurer and of the financial condition of the corporation. The Treasurer shall give to the corporation a bond, if required by the Board of Directors, in such sum and in such form and with such security as is satisfactory to the Board of Directors for the faithful performance of the duties of the office of Treasurer and the restoration to the corporation, in case of his or her death, resignation or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession, belonging to the corporation. The Treasurer shall perform such other duties as the Board of Directors or any executive committee may from time to time prescribe or require.

Assistant Secretary and Assistant Treasurer

The Assistant Secretary shall assist the Secretary and the Assistant Treasurer shall assist the Treasurer in the performance of their respective duties, shall perform all such duties in their absence or disability and shall perform such other duties as may be prescribed by the Board of Directors, the executive committee or the President.

Section 4.3. Resignation; Removal; Vacancies: Any officer may resign at any time upon written notice to the corporation. Except as otherwise provided in any agreement among the stockholders and the corporation, the Board of Directors may remove any officer with or without cause at any time; but such removal shall be without prejudice to the contractual rights of such officer, if any, with the corporation. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by majority vote of the whole Board of Directors at any regular or special meeting.

Section 4.4. Absence or Disability: Except as otherwise provided in any agreement among the stockholders and the corporation, in case of the absence or disability of any officer of the corporation or for any other reason deemed sufficient by a majority of the members of the Board of Directors, the Board of Directors may (by the affirmative vote of a majority of the members) delegate the powers or duties of the absent or disabled officer to any other officer or to any director during the period of such absence or disability.

Section 4.5. Powers and Duties Regarding the Corporation's Stock In Other Corporations or Other Interests: Unless otherwise ordered by the Board of Directors, the President, the Secretary, and such attorneys or agents of the corporation as may be from time to time authorized by the Board of Directors or the President, shall have full power and authority on behalf of this corporation to attend and to act and vote in person or by proxy at any meeting of the holders of securities of any corporation or other entity in which this corporation may own or hold shares or other securities, and at such meetings shall possess and may exercise all rights and powers incident to the ownership of such shares or other securities which this corporation, as the owner or holder thereof, might have possessed and exercised if present. The President, the Secretary, or such attorneys or agents, may also execute and deliver on behalf of the corporation powers of attorney, proxies, consents, waivers, and other instruments relating to the shares or securities owned or held by this corporation.

ARTICLE V
CAPITAL STOCK

Section 5.1. Stock Certificates: The certificates for shares of the capital stock of the corporation shall be in such form as shall be prescribed by law and approved, from time to time, by the Board of Directors. Stockholders shall be entitled to have a certificate signed by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or Assistant Treasurer, or the Secretary or Assistant Secretary, certifying the number of shares held. The signatures may be a facsimile.

Section 5.2. Transfer of Shares: Shares of the capital stock of the corporation may be transferred on the books of the corporation only by the holder of such shares or by his duly authorized attorney, upon the surrender to the corporation or its transfer agent of the certificate representing such stock properly endorsed.

Section 5.3. Fixing Record Date: In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted, and which shall not be more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to the above determinations or purposes.

Section 5.4. Lost Certificates: The Board of Directors or any transfer agent of the corporation may direct a new certificate or certificates representing stock of the corporation to be issued in place of any certificate or certificates previously issued by the corporation, alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors (or any transfer agent of the corporation authorized to do so by a resolution of the Board of Directors) may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to give the corporation a bond in such sum as the Board of Directors (or any transfer agent so authorized) shall direct to indemnify the corporation against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificates, and such requirement may be general or confined to specific instances.

Section 5.5. Legends on Shares: All certificates for shares of stock of the corporation shall have placed thereon any legend or legends which counsel for the corporation deems appropriate and desirable for the purpose of compliance with state and federal securities laws.

Section 5.6. Holders of Record: The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of Delaware.

ARTICLE VI
DIVIDENDS

Except as otherwise provided in an agreement among the stockholders and the corporation, dividends upon the capital stock may be declared by the Board of Directors at any regular or special meeting and may be paid in cash or in property or in shares of the capital stock of the corporation. Before paying any dividend or making any distribution of profits, the directors may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may alter or abolish any such reserve or reserves.

ARTICLE VII
CONTRACTS, LOANS, CHECK AND DEPOSITS

Section 7.1. Contracts: The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances.

Section 7.2. Loans: No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 7.3. Checks: All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by the President, or by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 7.4. Deposits: All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VIII
MISCELLANEOUS

Section 8.1. Corporate Seal: The corporate seal shall have inscribed thereon the name of the corporation and shall be in such form as may be approved from time to time by the Board of Directors.

Section 8.2. Fiscal Year: The fiscal year of the corporation shall be determined by resolution of the Board of Directors.

Section 8.3. Books and Records: The books, accounts and records of the corporation, except as otherwise required by the laws of the State of Delaware, may be kept within or without the State of Delaware, at such place or places as may from time to time be designated by resolution of the directors. Any records maintained by the corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 8.4. Notices and Waivers Thereof: Whenever any notice is required by Delaware law, the Certificate of Incorporation, or these Bylaws to be given to any stockholder, director, or officer, such notice may be given personally, or by mail, or, in the case of directors or officers, by telegram, cable, or radiogram, addressed to such address as appears on the books of the corporation. Any notice given by telegram, cable or radiogram shall be deemed to have been given when it shall have been delivered for transmission and any notice given by mail shall be deemed to have been given when it shall have been deposited in the United States mail with postage prepaid. Whenever any notice is required to be given by law, the Certificate of Incorporation, or these Bylaws, a written waiver thereof, signed by the person entitled to such notice, whether before or after the meeting or the time stated therein, shall be deemed equivalent in all respects to such notice to the full extent permitted by law. Attendance of such a person at a meeting shall constitute a waiver of notice of such meeting, except when one person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE IX
AMENDMENT OF BYLAWS

Except as otherwise provided by an agreement among the stockholders and the corporation, these Bylaws may be amended, altered, repealed or added to at any regular meeting of the stockholders or Board of Directors or at any special meeting called for that purpose, by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote at a stockholders meeting where a quorum is present, or by a majority of such number of directors constituting a quorum, as the case may be.

CERTIFICATION

The above and foregoing is a true and correct copy of the Bylaws of R. S. Andrews Enterprises, Inc. as of this 22nd day of May, 1998.

By: ______________________
R. Stephen Andrews, Secretary

FIRST AMENDMENT TO STOCKHOLDERS AGREEMENT

THIS FIRST AMENDMENT TO STOCKHOLDERS AGREEMENT (this "**First Amendment**") is made and entered into as of April 1, 1999, by and among **R. S. Andrews Enterprises, Inc.**, a Delaware corporation (the "**Company**"), and the stockholders of the Company set forth on the signature pages to this First Amendment, being all of the stockholders of the Company (individually, a "**Stockholder**" and collectively, the "**Stockholders**").

WHEREAS, the Company and its then current Stockholders as of May 29, 1998, entered into a certain Stockholders Agreement dated May 29, 1998, a copy of which is attached hereto as **Exhibit A** (the "**Stockholders Agreement**"), pursuant to which the parties thereto set forth certain provisions relating to the ownership and governance of the Company, and entered into an agreement relating to other corporate affairs; and

WHEREAS, pursuant to Section 12(e) of the Stockholders Agreement, the parties hereto wish to amend the Stockholders Agreement in accordance with the provisions hereof.

NOW, THEREFORE, for and in consideration of the premises, the mutual covenants contained herein, and other good and valuable considerations, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **Permitted Transfers**. Current Section 1 of the Stockholders Agreement is hereby renumbered as Section 1(a) of the Stockholders Agreement, and the following is hereby added as new Section 1(b) of the Stockholders Agreement:

(b) The restrictions on Transfer of any Shares or Future Shares set forth in this Agreement shall not be applicable to any of the following Transfers:

(1) The pledge by any Stockholder of Shares or Future Shares to the Company or to any of its subsidiaries or other affiliates to secure any obligations of such Stockholder to any such entity;

(2) The Transfer by R. Stephen Andrews of up to Two Hundred Fifty Thousand (250,000) of his Shares or Future Shares per calendar year, but only if: (I) R. Stephen Andrews gives Home Service Solutions, Inc. written notice of any such transfer and (II) such transferee(s) shall have contemporaneously with the consummation of such Transfer executed and delivered to R. Stephen Andrews and the Company an agreement substantially in the form of **Exhibit B** attached hereto; or

* (3) Any Transfer approved in writing by both R. Stephen Andrews and Home Service Solutions Inc., but only if such transferee(s) shall have contemporaneously with the consummation of such Transfer executed and delivered to the transferor and the Company an agreement substantially in the form of **Exhibit B** attached hereto.

potential of a claim that setting aside ORS using mechanism

2. **Notices**. The following sentence shall be added at the end of Section 12(d) of the Stockholders Agreement:

> The addresses of all future parties to this Agreement shall be determined from the Company's books and records. All parties hereto shall keep a current address on file with the Company for purposes of this Section 12(d).

3. **No Other Amendments**. Except as otherwise provided in Sections 1 and 2 above, the Stockholders Agreement, as amended to date, shall remain in full force and effect with no further amendments pursuant to this First Amendment.

4. **Counterparts**. This First Amendment may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, and all of which, when taken together, shall constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

5. **Consent to Certain Prior and Future Transfers**.

(a) The Stockholders and the Company hereby acknowledge and understand that (1) effective on November 15, 1998, R. Stephen Andrews transferred 240,000 shares of the capital stock of the Company owned by him to five key employees of the Company and/or its subsidiaries without first obtaining the written consent of the Stockholders and the Company as required by the Stockholders Agreement; and (2) all such transferees have executed and delivered to R. Stephen Andrews and the Company an agreement substantially in the form of **Exhibit B** attached hereto and have entered into voting trust agreements naming R. Stephen Andrews as voting trustee. The Stockholders and the Company hereby consent to and ratify all such transfers, waive all claims they may otherwise have against R. Stephen Andrews under the Stockholders Agreement or otherwise in connection with all such transfers, and agree that the transferees are and shall be parties to the Stockholders Agreement as stockholders of the Company.

(b) The Stockholders hereby acknowledge and understand that (1) William D. Meadows desires to transfer up to 80,000 shares of the capital stock of the Company owned by him to one or more former key employees of Mead-Royal, Inc.; and (2) William D. Meadows has agreed that he will only make such transfers if the transferees shall contemporaneously with the consummation of such transfers execute and deliver to William D. Meadows and the Company an agreement substantially in the formof **Exhibit B** attached hereto. Based upon William D. Meadows' covenant set forth above, the Stockholders and the Company hereby consent to all such transfers and waive all claims they may otherwise have against William D. Meadows under the Stockholders Agreement or otherwise in connection with all such transfers, and agree that upon such transfers the transferees shall be parties to the Stockholders Agreement as stockholders of the Company.

(c) The Stockholders hereby acknowledge and understand that (1) Robert S. Davis desires to transfer up to 15,000 shares of the capital stock of the Company beneficially owned by him to Dr. Leslie A. Andrews, and up to 15,000 shares of the capital stock of the Company beneficially owned by him to James A. Tramonte; and (2) Robert S. Davis has agreed that he will only make such transfers if the transferees shall contemporaneously with the consummation of such transfers execute and deliver to Robert S. Davis and the Company an agreement substantially in the form of **Exhibit B** attached hereto. Based upon Robert S. Davis' covenant set forth above, the Stockholders and the Company hereby consent to all such transfers and waive all claims they may otherwise have against Robert S. Davis under the Stockholders Agreement or otherwise in connection with all such transfers, and agree that upon such transfers the transferees shall be parties to the Stockholders Agreement as stockholders of the Company.

(d) The Stockholders hereby acknowledge and understand that (1) Allan L. Holthaus and Vickie A. Holthaus each desires to transfer up to 42,000 shares of the capital stock of the Company owned by him or her to one or more direct family members; and (2) Allan L Holthaus and Vickie A. Holthaus each has agreed that he or she will only make such transfers if the transferees shall contemporaneously with the consummation of such transfers execute and deliver to Allan L Holthaus or Vickie A. Holthaus, as the case may be, and the Company an agreement substantially in the form of **Exhibit B** attached hereto. Based upon the covenants of Allan L. Holthaust and Vickie A. Holthaus set forth above, the Stockholders and the Company hereby consent to all such transfers and waive all claims they may otherwise have against Allan L Holthaus and Vickie A. Holthaus under the Stockholders Agreement or otherwise in connection with all such transfers, and agree that upon such transfers the transferees shall be parties to the Stockholders Agreement as stockholders of the Company.

IN WITNESS WHEREOF, the parties have executed this First Amendment as of the date first above written.

STOCKHOLDERS:

R. Stephen Andrews, Individually and as voting trustee

HOME SERVICE SOLUTIONS INC.

By: John J. DeStefano, President

Jeffrey W. King

770-454-4636

James J. Hamilton

William H. Posladek

Roger N. Daviston

J. Grant Huneycutt

Richard Dumont

Earl Houghton

Michael R. Davis

William D. Meadows

Randy A. Edmonds

Carlton A. Brown

Allan L. Holthaus

James J. Hamilton

William H. Posladek

Roger N. Daviston

J. Grant Huneycutt

Richard Dumont

Earl Houghton

Michael R. Davis

William D. Meadows

Randy A. Edmonds

Carlton A. Brown

Allan L. Holthaus

James J. Hamilton

William H. Posladek

Roger N. Daviston

J. Grant Huneycutt

Richard Dumont

Earl Houghton

Michael R. Davis

William D. Meadows

Randy A. Edmonds

Carlton A. Brown

Allan L. Holthaus

James J. Hamilton

William H. Posladek

Roger N. Daviston

J. Grant Huneycutt

Richard Dumont

Earl Houghton

Michael R. Davis

William D. Meadows 4/30/99

Randy A. Edmonds

Carlton A. Brown

Allan L. Holthaus

James J. Hamilton

William H. Posladek

Roger N. Daviston

J. Grant Huneycutt

Richard Dumont

Earl Houghton

Michael R. Davis

William D. Meadows

Randy A. Edmonds

Carlton A. Brown

Allan L. Holthaus

James J. Hamilton

William H. Posladek

Roger N. Daviston

J. Grant Huneycutt

Richard Dumont

Earl Houghton

Michael R. Davis

William D. Meadows

Randy A. Edmonds

Carlton A. Brown

Allan L. Holthaus

____
James J. Hamilton

____
William H. Posladck

____
Roger N. Daviston

____
J. Grant Huneycutt

____
Richard Dumont

____
Earl Houghton

____
Michael R. Davis

____
William D. Meadows

____
Randy A. Edmonds

____
Carlton A. Brown

____
Allan L. Holthaus

James J. Hamilton

William H. Posladek

Roger N. Daviston

J. Grant Huneycutt

Richard Dumont

Earl Houghton

Michael R. Davis

William D. Meadows

Randy A. Edmonds

Carlton A. Brown

Allan L. Holthaus

James J. Hamilton

William H. Posladek

Roger N. Daviston

J. Grant Huneycutt

Richard Dumont

Earl Houghton

Michael R. Davis

William D. Meadows

Randy A. Edmonds

Carlton A. Brown

Allan L. Holthaus

Vickie A. Holthaus

Fred C. Holt

Sue E. Holt

Timothy E. Powers

Joe E. Lucas

COMPANY:

R. S. ANDREWS ENTERPRISES, INC.

By: ______________________________
R. Stephen Andrews, Chief Executive Officer

____
Vickie A. Holthaus

____
Fred C. Holt

____
Sue E. Holt

____
Timothy E. Powers

____
Joe E. Lucas

COMPANY:

R. S. ANDREWS ENTERPRISES, INC.

By: ______________________________
R. Stephen Andrews, Chief Executive Officer

Vickie A. Holthaus

Fred C. Holt

Sue E. Holt

Timothy E. Powers

Joe E. Lucas

COMPANY:

R. S. ANDREWS ENTERPRISES, INC.

By: ______________________________
R. Stephen Andrews, Chief Executive Officer

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT is made and entered this 29th day of May, 1998, by and among R. S. Andrews Enterprises, Inc., a Delaware corporation (the "Company"), Home Service Solutions Inc., a Missouri corporation ("Home Service") and R. Stephen Andrews ("Andrews"), a Georgia resident, individually and in his capacity as Voting Trustee and shareholder's representative under the Voting Trust (as defined below). For purposes of this Agreement, Home Service and Andrews shall hereinafter individually be referred to as a "Stockholder" and collectively be referred to as the "Stockholders."

RECITALS

A. Home Service currently owns 15,000,000 shares of the Company's Series A Convertible Preferred Stock, par value $0.001 per share, and Andrews owns, individually and in his capacity as Voting Trustee, 15,000,000 shares of the Company's Common Stock, par value $0.001 per share;

B. Andrews is the Voting Trustee and shareholder's representative under a Voting Trust Agreement dated May 22, 1998, a copy of which is attached hereto as Exhibit A, concerning certain shares of Common Stock of the Company ("Voting Trust") under which Andrews solely controls the voting of such shares for a period of ten (10) years and which results in Andrews currently being able to vote all of the issued and outstanding shares of Common Stock of the Company.

C. The shares of capital stock that can be voted by Home Service and Andrews (either individually or under the Voting Trust) constitute one hundred percent (100%) of the issued and outstanding capital stock of the Company, and shall hereinafter be referred to as the "Shares."

D. The Company, Home Service and Andrews believe it is in the best interests of the Company that the management of the Company be conducted in an orderly manner as hereinafter provided.

E. The Company, Home Service and Andrews further believe it is in the best interests of the Company and the Stockholders to make provision for the future disposition of the shares of capital stock of the Company which the Stockholders now own or may hereafter acquire.

NOW, THEREFORE, for and in consideration of the mutual covenants and promises contained herein, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the Stockholders and the Company agree as follows:

1. Scope of Agreement. This Agreement shall apply to all Shares and to all other shares of capital stock of the Company that become issued and outstanding in the future (the "Future Shares"). Each Stockholder covenants, promises and agrees that he or it will not, voluntarily or involuntarily, by operation of law or otherwise, whether outright or as security, sell, assign, transfer, mortgage, pledge, hypothecate or otherwise encumber or dispose of (hereinafter collectively referred to as a "Transfer"), with or without consideration, any or all of the Shares or Future Shares, except for the deposit by Andrews of certain Shares in escrow pursuant to the Escrow Agreement of even date herewith between Home Service, Andrews and SunTrust Bank, Atlanta, a Georgia banking corporation, as escrow agent (the "Escrow Agreement"), and except as permitted by this Agreement and in accordance with its terms. Any Transfer of a Stockholder's Shares or Future Shares, or any part thereof, although permitted under this Agreement, shall be deemed invalid, null and void, and of no force or effect, unless and until the transferee of such Shares or Future Shares shall have agreed in writing to the provisions of this Agreement, or unless such Transfer is permitted free and clear of restrictions pursuant to a separate written agreement of all Stockholders. The Company shall not permit the Transfer of any Shares or Future Shares to be made on the books of the Company unless the Transfer is permitted by this Agreement and is made in accordance with its terms, and any Transfer not permitted by this Agreement or not made in accordance with its terms shall be deemed invalid, null and void, and of no force or effect. The restrictions on Transfer of any Shares or Future Shares shall not be applicable to any Transfer expressly permitted under the Escrow Agreement or under that certain Employment Agreement of even date herewith between the Company and Andrews (the "Employment Agreement"), or to any Transfer resulting from the Stockholders' exercise of their respective rights under the Registration Rights Agreement (defined below).

2. Board of Directors.

(a) Board Composition. During the term of this Agreement, the Stockholders hereby agree that the Board of Directors of the Company shall initially be composed of five (5) members. Further, the Stockholders agree that the Board of Directors will always consist of an odd number of Directors and that the size of the Board of Directors shall not be changed without the express written consent of both Home Service and Andrews.

(b) Home Service Board Representation. Home Service shall have the right, power and authority to nominate for election two (2) members (the "Home Service Directors") to the Company's Board of Directors at any annual or special meeting of the Stockholders, and Andrews (and any other Stockholders) hereby agree to take such action as may be necessary to cause the election of the Home Service Directors in accordance with the terms of this Agreement.

(c) Andrews Board Representation. Andrews shall have the right, power and authority to nominate for election two (2) members (the "Andrews Directors") to the Company's Board of Directors at any annual or special meeting of the Stockholders, and Home Service (and any other Stockholders) hereby agree to take such action as may be necessary to cause the election of the Andrews Directors in accordance with the terms of this Agreement.

(d) Independent Director. Andrews shall have the sole right, power and authority to nominate for election one (1) member (the "Independent Director") to the Company's Board of Directors at any annual or special meeting of the Stockholders. If Home Service does not agree to such nomination, Andrews shall continue to nominate one (1) member until such member is approved by Home Service. The parties agree that once such member's nomination is approved by Home Service, the Stockholders shall take such action as may be necessary to cause the election of such member.

(e) Procedure for Election. The Company shall provide to each party entitled to nominate for election members of the Board of Directors under Sections 2(b)-(d) prior written notice of any intended mailing of notice to Stockholders for a meeting at which Directors are to be elected, and any party entitled to nominate for election Directors under Sections 2(b)-(d) shall notify the Company in writing, prior to such mailing, of the person(s) designated by it or them as its or their nominee(s) for election as Director(s). At each annual meeting of the Stockholders, at each special meeting of the Stockholders involving the election of Directors of the Company, and at each other time at which the Stockholders will have the right to, or will, vote for or render consent in writing regarding the election of Directors of the Company, then and in each such event, the Stockholders covenant and agree to vote all of the Shares and Future Shares to cause and maintain the election to the Board of Directors of the Company of the Home Service Directors, the Andrews Directors, the Independent Director, and no others.

(f) Change in Number of Directors. If the number of members of the Board of Directors of the Company is changed, then, notwithstanding the provisions of Sections 2(b) and 2(c) above, each of Home Service and Andrews shall have the right, power and authority to nominate for election an equal number of members of the Board of Directors (totaling one (1) less than the number of Directors, as changed), pursuant to the terms of this Section 2, and Andrews shall have the sole right, power and authority to nominate for election the other member of the Board of Directors.

(g) Removal, Resignation and Vacancy of Directors. No Stockholder shall vote or take any other action to remove any Director that was nominated for election by the other Stockholders, except as provided below. In the event either Home Service or Andrews desires to remove a Director that has been elected as its or his own nominee to the Board of Directors of the Company, the other Stockholders shall vote for or consent to such removal. In the event a vacancy in the office of a Director is caused by death, resignation, retirement or removal of a Director, the vacancy shall be filled by appointing or electing the nominee of the Stockholder who had nominated for election the Director whose death, resignation, retirement or removal caused such vacancy, all in accordance with the terms of this Agreement, and the other Stockholders shall take such action as may be necessary to cause the election of such new number.

(h) Required Votes; Location of Meetings. Except as otherwise required by this Agreement, or applicable law, all actions of the Board of Directors shall be accomplished by the vote of at least a simple majority of all of the members of the Board of Directors. All meetings of the Board of Directors shall take place at a location mutually agreeable to the Stockholders.

(i) Expense Reimbursement and D&O Insurance. The Company hereby agrees to reimburse all reasonable expenses incurred by the members of the Board of Directors for expenses related to attendance and participation at meetings of the Board of Directors, but only upon due verification and documentation of such expenses. The Company shall also provide, if reasonably available, and at no cost to the individuals serving on its Board of Directors, directors and officers liability insurance.

3. Super-Majority Vote. The Stockholders and the Company agree that, except as otherwise provided in Section 7 below, the Company shall not take any of the following actions without the affirmative vote or consent of at least eighty percent (80%) of the members of the Board of Directors (and, to the extent Delaware law requires stockholder approval to take such action, without the affirmative vote or consent of at least eighty percent (80%) of the issued and outstanding capital stock of the Company):

(a) amend, repeal or alter in any way the Certificate of Incorporation or Bylaws of the Company or any of its subsidiaries;

(b) merge or consolidate or agree to merge or consolidate the Company with or into any other legal entity, or convert the Company into any other legal entity, or authorize a share exchange;

(c) liquidate, dissolve, reorganize or recapitalize the Company or adopt any plan to do so;

(d) issue, sell or seek to register for a public offering any shares of capital stock of the Company or any options or rights to purchase any shares of capital stock of the Company, whether or not such shares have been previously authorized or issued, except for performing its obligations under Section 1.2(b) of the Stock Purchase Agreement by and among Company, Home Service and Andrews dated May 29, 1998 ("Stock Purchase Agreement"), and performing its obligations under that certain Registration Rights Agreement (the "Registration Rights Agreement") of even date herewith by and between the Company, Andrews and Home Service;

(e) declare or pay any dividends on, or make any other distributions upon or in respect of, or purchase, retire or retain any shares of the capital stock of the Company, or set aside any funds for such purposes except as otherwise set forth in the Employment Agreement between the Company and Andrews, or in Section 1.3(a) of the Stock Purchase Agreement;

(f) except as provided in the annual capital budget of the Company approved by the Board of Directors, make any capital expenditures or any capital additions or improvements requiring the payment of more than an agreed to amount for any one capital addition or improvement, or an aggregate of more than an agreed to amount in any 12-month period for all capital additions and improvements, except as may be involved in ordinary repairs, maintenance and replacement and minor plant and equipment additions;

(g) acquire any stock or assets of any legal entity or invest in or acquire any interest in any business enterprise;

(h) sell, lease, exchange, transfer or otherwise dispose of (1) all or substantially all the tangible, intangible or other assets of the Company or of any of its subsidiaries, or (2) all or substantially all of the trademarks, trade names, licenses, copyrights, patents, patent applications and other intellectual property owned or used by the Company or any of its subsidiaries, or (3) any stock of any other corporation or any investment or interest in any business enterprise, or (4) any other asset of the Company except in the ordinary course of business;

(i) approve or ratify the initial operating budget of the Company, including, without limitation, appropriations for advertising and promotional expenses;

(j) approve payment of the salary to be paid to each member of the Board of Directors or executive officer directly involved in operations, marketing, finance or acquisitions for the Company except for Andrews' salary and compensation, as agreed to in the Employment Agreement;

(k) agree to pay, conditionally or otherwise, any bonus, extra compensation, pension or any severance pay to any directors or executive officers directly involved in operations, marketing, finance or acquisitions for the Company or increase the compensation paid by the Company to any of its executive officers directly involved in operations, marketing, finance or acquisitions for the Company except for Andrews' salary and compensation, as agreed to in the Employment Agreement;

(l) increase or decrease, by resolution or otherwise, the number of directors constituting the entire Board of Directors;

(m) hire any professionals, including investment bankers, accountants or attorneys other than professionals needed only for the day to day operations of the business of the Company;

(n) request any additional capital contribution from its stockholders; or

(o) form an executive committee under the Bylaws of the Company.

4. Right of First Refusal.

(a) If any Stockholder shall make or receive a bona fide written offer (the "Transferee Offer"), to or from a third party (the "Transferee") for the purchase of all of the Shares or Future Shares owned by him or it (the "Offered Shares"), which such Stockholder (hereinafter referred to as the "Selling Stockholder") or the Transferee desires to accept, the Company and the other Stockholders (the "Non-Offering Stockholders") shall have the option (the "Option"), as hereinafter described, to collectively purchase all of the Offered Shares. The Selling Stockholder shall not be eligible to vote his or its Shares or Future Shares, or to cause the Directors nominated for election by him or it to vote, in favor of or against the exercise by the Company of its Option to purchase the Offered Shares.

(b) The Option price for the Offered Shares shall be the price contained in the Transferee Offer and shall be paid in cash.

(c) The Company shall have the initial opportunity to purchase all, but not less than all, of the Offered Shares. The Selling Stockholder shall give the Company and the Non-Offering Stockholders written notice (the "Notice") within thirty (30) days after the making or receipt by him or it of the Transferee Offer, together with a complete copy of said Transferee Offer and a statement as to the identity of the Transferee. The Company shall have a period of thirty (30) days from the receipt of such Notice (the "Notice Period"), to exercise in writing its Option to purchase all of the Offered Shares, by written notice to the Selling Stockholder (the "Exercise Notice").

(d) If the Company elects to exercise the Option herein granted as to all of the Offered Shares, the Exercise Notice shall fix a closing date for such purchase (the "Closing"), which shall be within sixty (60) days after the expiration of the Notice Period, and shall state the number of the Offered Shares to be purchased. The purchase price shall be payable in cash only.

(e) If the Company rejects or fails to exercise the Option herein granted as to all of the Offered Shares, the Non-Offering Stockholders shall have the opportunity to collectively purchase all of the Offered Shares. Not earlier than the expiration of the Notice Period, nor later than thirty (30) days after the expiration of the Notice Period, the Non-Offering Stockholders shall have the Option to collectively purchase all of the Offered Shares. Each Non-Offering Stockholder shall have the Option to purchase his or its "Proportion" of the Offered Shares, which is defined as a fraction, the numerator of which is equal to the total number of Shares and Future Shares owned by such Non-Offering Stockholder, and the denominator of which is the total number of Shares and Future Shares owned by all Non-Offering Stockholders. Each Non-Offering Stockholder who exercises his or its Option to purchase his or its Proportion of the Offered Shares shall do so by giving an Exercise Notice. In the event that any such Non-Offering Stockholder elects to purchase less than his or its Proportion, each of the remaining Non-offering Stockholders shall be entitled to purchase a pro rata portion of such unpurchased Offered Shares. If the Non-Offering Stockholders elect to exercise the Option herein granted as to any of the

Offered Shares, the purchase shall be within ninety (90) days after the expiration of the Notice Period and the purchase price shall be payable in cash only.

(f) If and to the extent the Company and the Non-Offering Stockholders collectively reject or fail to exercise the Option herein granted as to all of the Offered Shares, or if the exercise or purchase by the Company and the Non-Offering Stockholders is not made within the time periods specified herein, then the Selling Stockholder shall be free, for a period of thirty (30) days from the date of such failure to exercise or purchase, to Transfer all of the Offered Shares to the Transferee for the same price and on the same terms and conditions as set forth in the Notice, subject only to any additional restriction on such Transfer that may be imposed by any other agreement between the parties hereto, by statute, law, ordinance, rule or regulation, or by the Certificate of Incorporation or Bylaws of the Company. If the Selling Stockholder does not Transfer the Offered Shares to the Transferee within such thirty (30) day period, his or its right to Transfer the Offered Shares pursuant to this Section 4 with respect to the Transfer then under consideration shall cease and terminate. Any Transfer by a Selling Stockholder after the last day of such thirty (30) day period made without compliance with the terms, provisions and conditions of this Section 4 shall be absolutely null and void.

5. Option Upon Death. Except as otherwise set forth in the Employment Agreement, upon the death of any Stockholder, the Company shall have an irrevocable option to purchase any or all the Shares and Future Shares owned by him or her immediately prior to his or her death, his or her estate, or by any trust established by the deceased shareholder. The Company may exercise this option at any time within sixty (60) days after the Stockholder's death by delivering notice thereof in compliance with this Agreement. The purchase price of such Shares and Future Shares shall be mutually agreed by the parties and shall be based upon an independent appraiser valuation as chosen by the Company in its sole discretion.

6. Co-Sale Rights. If any of the Stockholders (the "Selling Stockholder") proposes to sell any portion of his or its Shares or Future Shares (the "Third Party Sale") to a third party (the "Third Party") who is not an affiliate or relative of the Selling Stockholder, such Selling Stockholder shall first give written notice of the Third Party Sale to each other Stockholder, and each other Stockholder separately may elect to sell a portion of the Shares or Future Shares then owned by such other Stockholder to the same Third Party on the same terms and conditions as the Selling Stockholder (the "Co-Sale Right"). The number of Shares or Future Shares owned by each other Stockholder which shall be entitled to the Co-Sale Right in any instance (the "Offered Shares") shall be determined by multiplying the total number of Shares or Future Shares subject to the Third Party Sale by a fraction: (i) the numerator of which shall be the number of Shares and Future Shares then owned by such other Stockholder, and (ii) the denominator of which shall be the sum of all Shares and Future Shares then owned by all Stockholders. The Offered Shares shall be rounded down to the nearest whole number of shares and the total number of Shares and Future Shares the Selling Stockholder may convey pursuant to such Third Party Sale shall be reduced by the number of Offered Shares. Each other Stockholder shall notify the Selling Stockholder within thirty (30) days of receipt of the notice of the Third Party Sale, whether such other Stockholder

wishes to exercise its Co-Sale Right, and if such other Stockholder does not give such notice in a timely manner, such right shall expire with respect to such instance. Upon the consummation of a sale pursuant to a Third Party Sale each other Stockholder exercising its Co-Sale Right shall make available for transfer its Offered Shares and shall be entitled to receive its pro rata share of the proceeds of such sale. The Co-Sale Right may be exercised any number of times but may not be transferred by a Stockholder under any circumstances. To the extent the Third Party refuses to purchase the Offered Shares, or any part thereof, from any Stockholder exercising its Co-Sale Right hereunder, the Selling Stockholder shall not sell to such Third Party any Shares or Future Shares, unless and until, simultaneously with such sale, the Selling Stockholder shall purchase such refused Offered Shares from the other Stockholder(s) on the same terms and conditions as the Selling Stockholder sells its or his Shares or Future Shares to the Third Party.

7. Conditions to Exercise of Certain Rights. Notwithstanding any provision in this Agreement to the contrary, Home Service shall not be entitled to enforce or exercise its rights under the terms and conditions of Sections 2 and 3 of this Agreement unless Home Service makes all of the capital contributions described in, and otherwise complies with all of its obligations set forth in, Sections 1.2 and 1.3 of that certain Stock Purchase Agreement of even date herewith by and between Home Service, Andrews and the Company.

8. Limitation on Liquidation Preference. Notwithstanding anything in Section IV(C)(1)(a) of the Company's Certificate of Incorporation to the contrary, if the amount paid by Home Service to the Company to purchase its shares of Series A Convertible Preferred Stock is less than Fifteen Million Dollars ($15,000,000), the Liquidation Preference (as such term is defined in the Certificate of Incorporation) shall be modified to be equal to the amount determined by dividing the actual amount paid by Home Service for such shares by three (3).

9. Additional Capital Contributions. From time to time, the Company may request each of the Stockholders to make additional capital contributions to the Company for working capital purposes or to assist the Company for acquisition activities. The Company shall make any such capital contribution requests to each of the Stockholders by delivering a notice by certified mail to each Stockholder setting forth the aggregate amount of said capital contribution and the pro-rata portion that each Stockholder is requested to make of such capital contribution. Within sixty (60) days of receipt of such notice, each of the Stockholders shall be entitled to make his or its pro-rata capital contribution by delivering to the Company a certified check in the amount of the contribution. Thereafter, the Company shall issue to each Stockholder making the contribution such Future Shares of Common Stock (except for Home Service, who shall be issued shares of Series A Convertible Preferred Stock of the Company) as are calculated by dividing the capital contribution made by each Stockholder by the fair market value of each of the Future Shares at the time of the contribution. The parties agree that the fair market value of the Future Shares shall be determined by agreement of the parties hereto, or, if the parties cannot agree upon such value, by appraisal by one or more third party appraisers with significant experience in valuing entities like the Company. In the event that any Stockholder fails to make the capital

contribution, the remaining Stockholders may elect to make such capital contribution on a pro-rata basis.

10. Transferees Bound. Each subscriber to issuances of Future Shares and each Transferee of any Shares or Future Shares, or any interest therein, including any interest in the Voting Trust, shall own such Shares of Future Shares, or such interest, subject to all of the terms and provisions of this Agreement including the restrictions on Transfer as provided in this Agreement. Each certificate representing any of the Shares or Future Shares, when issued shall bear a legend to the following effect in addition to such other legends as may be appropriate to reflect certain restrictions on transferability imposed under federal and state securities laws:

> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE PLEDGED, SOLD, ASSIGNED, OR OTHERWISE TRANSFERRED OR DISPOSED OF WITHOUT REGISTRATION UNDER SAID ACT AND LAWS OR AN AVAILABLE EXEMPTION THEREFROM.
>
> THE SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION OF SHARES REPRESENTED BY THIS CERTIFICATE IS FURTHER RESTRICTED BY THE TERMS OF THAT CERTAIN STOCKHOLDERS AGREEMENT DATED THE 29TH DAY OF MAY, 1998, BETWEEN THE COMPANY AND ALL ITS STOCKHOLDERS AND CERTAIN TERMS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE COMPANY, WHICH INSTRUMENTS AND/OR AGREEMENTS MAY BE EXAMINED AT THE PRINCIPAL OFFICES OF THE COMPANY.

11. Termination.

(a) This Agreement and all restrictions on the Transfer of Shares and Future Shares created hereby shall terminate on the occurrence of any of the following events: (i) the bankruptcy or dissolution of the Company; (ii) a single Stockholder becoming the owner of all of the Shares and Future Shares, which are then subject to this Agreement; (iii) the execution of a written instrument by the persons or entities who are parties to this Agreement at such time which terminates the same; or (iv) upon the sale of shares of capital stock or convertible debt securities of the Company in an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of net proceeds actually received by Target.

(b) Upon termination of this Agreement, by reason of the occurrence of any of the foregoing events, each Stockholder shall have the right within thirty (30) days after termination to purchase from the Company all insurance policies on his life owned by the

Company for cash in the amount of the cash surrender value thereof and the unearned net premiums thereon, both amounts as of the date of the termination of the Agreement.

(c) The termination of this Agreement for any reason shall not affect any right or remedy existing hereunder prior to the effective date of its termination.

12. General Provisions.

(a) Governing Law. This Agreement shall be construed pursuant to the laws of the State of Delaware with reference to conflicts of laws principles.

(b) Definitions. Unless the context otherwise requires, the words "Stockholder" and "Stockholders" shall for all purposes of this Agreement mean and include (1) all of the parties hereto other than the Company; and (2) all persons to whom Shares or Future Shares may hereafter be issued or transferred.

(c) Remedies for Breach. The Stockholders expressly recognize and agree that violation of the terms and provisions in this Agreement, including without limitation, those relating to the restrictions on Transfer of Shares and Future Shares, may cause irreparable damage to Company or the other Stockholders, which may not be adequately compensated by monetary damages. In the event of a breach or threatened breach by any Stockholders of the provisions of this Agreement, the Company and the other Stockholders, in addition to and not in limitation of any other rights, remedies or damages available to the Company or other Stockholders at law or in equity, shall be entitled to a permanent injunction in order to prevent or to restrain any such breach by a Stockholder or by such Stockholder's partners, agents, representatives, servants, employees or transferees. The Stockholders expressly recognize and agree that such injunctive relief shall be in addition to all other rights and remedies available under applicable law.

(d) Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been fully given if delivered personally or sent by certified mail, postage prepaid, to the following addresses:

If to Home Service:

Home Service Solutions Inc.
John J. DeStefano, President
1201 Walnut
Kansas City, Missouri 64141-9679

with copies to:

Ms. Jeanie Latz

Senior Vice President
Chief Legal Officer
1201 Walnut
Kansas City, Missouri 64141-9679

and

Shughart Thomson & Kilroy, P.C.
120 West 12th Street, Suite 1800
Kansas City, Missouri 64105
Attn: Robert E. Fitzgerald, Jr., Esq.

If to the Company:

R.S. Andrews Enterprises, Inc.
Attn: R. Stephen Andrews
President and Chief Executive Officer
1800 Montreal Circle
Tucker, Georgia 30084

with copies to:

Chorey, Taylor & Feil
Attn: David A. Flanigan
The Lenox Building, Suite 1700
3399 Peachtree Road, N.E.
Atlanta, Georgia 30326-1148

If to Andrews:

R. Stephen Andrews
1800 Montreal Circle
Tucker, Georgia 30084

or to any other address or addresses as may hereafter be specified by notice given by any of the above for itself to the others. Additionally, notices and other communications required or permitted to be given hereunder may be sent using any other means (including expedited courier, messenger service, facsimile transmission or electronic mail), but no such notices or other communications shall be deemed to have been given unless and until they are actually received by the intended recipient.

(e) Amendment. This Agreement may be amended or altered only by the execution of a written instrument by the Company and all the Stockholders who then own Shares or Future Shares of the Company.

(f) Descriptive Headings. Titles to paragraphs are for information purposes only.

(g) Binding Effect. This Agreement is binding upon and inures to the benefit of the Company, its successors, permitted assigns, and transferees, and to the Stockholders and their respective heirs, personal representatives, successors and permitted assigns and transferees.

(h) Facsimile Signatures. The parties hereby agree that, for purposes of the execution of this Agreement, facsimile signatures shall constitute original signatures.

(i) Entire Agreement. Each Stockholder represents that he or it has not granted, and is not a party to, any proxy, voting trust (other than the Voting Trust) or other agreement which is inconsistent with or conflicts with the provisions of this Agreement. Except for the Voting Trust, and applicable provisions of the Employment Agreement, the Escrow Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement, this Agreement contains the entire agreement among the parties with respect to the subject matter hereof, and to such extent supersedes all prior oral or written agreements, commitments or understandings with respect to the subject matter hereof.

(j) Assignment. This Agreement and the rights and obligations of any party hereunder are not assignable by any of the parties hereto without the written consent of the others.

(k) Rules of Construction. Notwithstanding any provision in the Certificate of Incorporation and the Bylaws of the Company, if there is any conflict or inconsistency between the terms of this Agreement and the Certificate of Incorporation or Bylaws of the Company, the terms of this Agreement shall govern and control. Furthermore, the terms of this Agreement shall supersede the provisions of Article IV(C)(4)-(6) of the Company's Certificate of Incorporation during the term of this Agreement.

[END OF PAGE]

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

MINUTES OF ACTION OF

STOCKHOLDERS OF

R. S. ANDREWS ENTERPRISES, INC.

TAKEN BY WRITTEN CONSENT

IN LIEU OF MEETING

Pursuant to Section 228 of the General Corporation Law of Delaware, the undersigned stockholders of **R. S. Andrews Enterprises, Inc.** (the "Corporation"), hereby consent to and adopt the following resolutions, which action shall have the same force and effect as if taken by affirmative vote at a meeting of the stockholders of said Corporation, duly called and held pursuant to applicable provisions of the General Corporation Law of Delaware, and direct that this written consent to such action shall be: (1) filed with the minutes of the proceedings of the stockholders and directors of the Corporation; and (2) communicated to those stockholders not consenting to these actions in writing.

WHEREAS, the following individuals have qualified and been nominated to serve as a director of the Corporation:

John J. DeStefano
Patrice Tribble
Gregory J. Orman
Gary Anderson

NOW, THEREFORE, BE IT RESOLVED, that the above listed nominees be and they hereby are elected as directors of the Corporation effective September 17, 2001, to serve until their successors are duly qualified and elected.

IN WITNESS WHEREOF, the undersigned has signed these Minutes of Action as of September 17, 2001.

Home Service Solutions, Inc.

Date: September 17, 2001

By: [signature]
Name: John J. DeStefano
Title: President

MINUTES OF ACTION OF

BOARD OF DIRECTORS OF

R. S. ANDREWS ENTERPRISES, INC.

TAKEN BY UNANIMOUS WRITTEN CONSENT

IN LIEU OF MEETING

Pursuant to Section 141 of the General Corporation Law of Delaware, the undersigned, constituting the entire Board of Directors of **R. S. Andrews Enterprises, Inc.** (the "**Corporation**"), hereby consent to and adopt the following resolutions, which action shall have the same force and effect as if taken by unanimous affirmative vote at a meeting of the Board of Directors of said Corporation, duly called and held pursuant to applicable provisions of the General Corporation Law of Delaware, and direct that this written consent to such action shall be filed with the minutes of the proceedings of the Directors of the Corporation.

Fixing Number of Directors:

> **RESOLVED**, that the number of members of the Board of Directors of the Corporation is hereby fixed at four (4) members, effective September 17, 2001.

Revocation of Draw Prerequisites for LaSalle Bank Loan Facility:

> **RESOLVED,** that the resolution of March 6, 2000, requiring the Corporation to first disclose and then obtain the unanimous consent of this Board of Directors prior to the Corporation drawing funds on the LaSalle Bank Loan Facility is hereby revoked effective as of the date hereof.

IN WITNESS WHEREOF, we have hereunto subscribed our names as of September 13, 2001.

DIRECTORS:

John J. DeStefano

Mark A. Kaiser

Patrice S. Tribble

IN WITNESS WHEREOF, we have hereunto subscribed our names as of September 13, 2001.

DIRECTORS:

____
John J. DeStefano

____
Mark A. Kaiser

____
Patrice S. Tribble

ARTICLES OF INCORPORATION
OF
R.S. ANDREWS TERMITE & PEST CONTROL, INC.

Article 1. Name. The name of the Corporation is R.S. Andrews Termite & Pest Control, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "Code").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Vincent, Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., The Lenox Building, Suite 1700, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 1800 Montreal Circle, Tucker, DeKalb County, Georgia 30084.

Article 6. Initial Directors. The initial Board of Directors shall consist of four (4) members, whose names and addresses are set forth below:

R. Stephen Andrews
1800 Montreal Circle
Tucker, Georgia 30084

Peter J. Arvan
1800 Montreal Circle
Tucker, Georgia 30084

W. David Bledsoe
1800 Montreal Circle
Tucker, Georgia 30084

Connie Couch
1800 Montreal Circle
Tucker, Georgia 30084

Article 7. Director's Liability. No director shall have any personal liability to the Corporation or to its shareholders for monetary damages for breach of duty of care or other duty as a director, by reason of any act or omission occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) liabilities of a director imposed by Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

__Article 8__. __Indemnification__. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

__Article 9__. __Action by Shareholders Without a Meeting__. Any action required or permitted by statute or by the Articles of Incorporation or Bylaws of the Corporation to be taken at a meeting of the shareholders of the Corporation may be taken without a meeting if a written consent, setting forth the action so taken, shall be signed by persons entitled to vote at a meeting those shares having sufficient voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take such action at a meeting at which all shareholders entitled to vote were present and voted. No such written consent shall be valid unless (i) the consenting shareholder has been furnished the same material that would have been required to be sent to shareholders in a notice of a meeting at which the proposed action would have been submitted to the shareholders for action, including notice of any applicable dissenters' rights, or (ii) the consent includes an express waiver of the right to receive the material otherwise required to be furnished. Notice of such action without a meeting by less than unanimous written consent, together with such material, shall be given within ten (10) days of the taking of such action to those shareholders of record who did not participate in taking the action.

__Article 10__. __Incorporator__. The name and the address of the Incorporator is David A. Flanigan, Jr., Vincent, Chorey, Taylor & Feil, A Professional Corporation, Suite 1700, The Lenox Building, 3399 Peachtree Road, N.E., Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

Suite 1700
3399 Peachtree Road, N.E.
Atlanta, Georgia 30326
404/841-3200

3000928

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

ALLSAFE TERMITE & PEST CONTROL, INC.

K530400
3000927

1.

The name of the corporation is AllSafe Termite & Pest Control, Inc. (the "Corporaton").

2.

Effective the date of filing, Article 1 of the Articles of Incorporation of the Corporation is amended by deleting the existing Article 1, and by substituting the following therefor:

"**Article 1**. **Name**. The name of the Corporation is RSA Services Termite & Pest Control, Inc."

3.

The foregoing amendment was adopted by the Corporation's Board of Directors as of the 26 day of June, 200C, and did not require shareholder approval.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed by its duly authorized officer as of the 26 of June, 2000.

ALLSAFE TERMITE & PEST CONTROL, INC.

By: ______________________
R. Stephen Andrews, President

982241270

9530400

981811010

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS TERMITE & PEST CONTROL, INC.

1.

The name of the corporation is R. S. Andrews Termite & Pest Control, Inc. (the "Corporation").

2.

Effective the date of filing, Article 1 of the Articles of Incorporation of the Corporation is amended by deleting the existing Article 1, and by substituting the following therefor:

"Article 1. Name. The name of the Corporation is AllSafe Termite & Pest Control, Inc."

3.

The foregoing amendment was adopted by the Corporation's Board of Directors as of July 31, 1998, and did not require shareholder approval.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed by its duly authorized officer as of July 31, 1998.

R. S. ANDREWS TERMITE & PEST CONTROL, INC.

By: ______________________
R. Stephen Andrews, President

BSR (9)

Aug 11 12 58 PM '98

SECRETARY OF STATE

3000928

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

ALLSAFE TERMITE & PEST CONTROL, INC.

K53d100
3000927

1.

The name of the corporation is AllSafe Termite & Pest Control, Inc. (the "Corporaton").

2.

Effective the date of filing, Article 1 of the Articles of Incorporation of the Corporation is amended by deleting the existing Article 1, and by substituting the following therefor:

"**Article 1. Name.** The name of the Corporation is RSA Services Termite & Pest Control, Inc."

3.

The foregoing amendment was adopted by the Corporation's Board of Directors as of the 26 day of June, 200C, and did not require shareholder approval.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed by its duly authorized officer as of the 26 of June, 2000.

ALLSAFE TERMITE & PEST CONTROL, INC.

By: ______________________
R. Stephen Andrews, President

SECRETARY OF STATE
00 NOV -9 PM 2:42
CORPORATIONS DIVISION

CORPORATIONS DIVISION
00 OCT 26 PM 1:57
SECRETARY OF STATE

981350609

CERTIFICATE OF MERGER

OF

R. S. ANDREWS TERMITE & PEST CONTROL OF ALPHARETTA, INC.

AND

R. S. ANDREWS TERMITE & PEST CONTROL OF FAYETTEVILLE, INC.

WITH AND INTO

R. S. ANDREWS TERMITE & PEST CONTROL, INC.

1.

The Boards of Directors and Shareholders of R. S. Andrews Termite & Pest Control of Alpharetta, Inc., R. S. Andrews Termite & Pest Control of Fayetteville, Inc., and R. S. Andrews Termite & Pest Control, Inc., all Georgia corporations, have duly authorized and approved an Agreement and Plan of Merger in accordance with O.C.G.A. Section 14-2-1103.

2.

The name of the surviving corporation is R. S. Andrews Termite & Pest Control, Inc.

3.

The executed Agreement and Plan of Merger is on file at the principal place of business of R. S. Andrews Termite & Pest Control, Inc., which is located at 1800 Montreal Circle, Tucker, Georgia 30084.

4.

A copy of the Agreement and Plan of Merger will be provided by R. S. Andrews Termite & Pest Control, Inc., on request and without cost, to any shareholder of R. S. Andrews Termite & Pest Control of Alpharetta, Inc., R. S. Andrews Termite & Pest Control of Fayetteville, Inc., and R. S. Andrews Termite & Pest Control, Inc.

IN WITNESS WHEREOF, this Certificate of Merger has been duly executed by the merging corporations as of May 14, 1998.

R. S. ANDREWS TERMITE & PEST CONTROL OF ALPHARETTA, INC.

By:______________________________
R. Stephen Andrews, Treasurer

R. S. ANDREWS TERMITE & PEST CONTROL OF FAYETTEVILLE, INC.

By:______________________________
R. Stephen Andrews, Treasurer

R. S. ANDREWS TERMITE & PEST CONTROL, INC.

By:______________________________
R. Stephen Andrews, Treasurer

MAY 15 11 15 AM '98

SECRETARY OF STATE

Exhibit B-18

BYLAWS

OF

R.S. ANDREWS TERMITE & PEST CONTROL, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Secretary one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. Vacancies. A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. Place of Meetings. The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. Compensation of Directors. Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. Resignation. Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. Removal. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. Initial Meeting. Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. Telephonic Participation. Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary and a Treasurer. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signatures shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, if he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding.

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding (i) by or in the right of the Corporation in which said person was adjudged liable to the Corporation, or (ii) in which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) To the extent that a Director or Officer has been successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(e) Except as provided in paragraph (d) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if (i) the Director or Officer furnishes the Corporation a written affirmation of his good faith belief that he has met the standard of conduct set forth in Section 7.06(a), and (ii) the Director or Officer furnishes the Corporation a written undertaking to repay any advances if it is ultimately determined that he is not entitled to indemnification.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of October 17, 1995.

Secretary

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS ENTERPRISES OF ALABAMA, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews Enterprises of Alabama, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "Code").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 1800 Montreal Circle, Tucker, Georgia 30084.

Article 6. Initial Directors. The initial Board of Directors shall consist of five (5) members.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or

proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

__Article 9__. __Incorporator__. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

Exhibit B-20

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

BYLAWS

OF

R. S. ANDREWS ENTERPRISES OF ALABAMA, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such

meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

<u>Section 2.05. Quorum; Adjournment of Meetings.</u> The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

<u>Section 2.06. Voting.</u> At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

<u>Section 2.07. Conduct of Meetings.</u> The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's

absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

__Section 3.02.__ __Number and Term.__ The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

__Section 3.03.__ __Vacancies.__ A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

__Section 3.04.__ __Place of Meetings.__ The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

__Section 3.05.__ __Compensation of Directors.__ Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

__Section 3.06.__ __Resignation.__ Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

__Section 3.07.__ __Removal.__ The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

__Section 3.08.__ __Initial Meeting.__ Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these

Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. Telephonic Participation. Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be

fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the

Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent,

representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. Reimbursement of Personal Expenses. Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. Amendment. The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. Construction. In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of October 1, 1998.

Robert Smelas, Secretary

Secretary of State

Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

Exhibit B-21

CONTROL NUMBER: K903472
EFFECTIVE DATE: 01/22/1999
COUNTY : FULTON
REFERENCE : 0045
PRINT DATE : 01/22/1999
FORM NUMBER : 311

DAVID A. FLANIGAN, JR.
THE LENOX BUILDING, STE. 1700
3399 PEACHTREE ROAD, N.E.
ATLANTA, GA 30326

CERTIFICATE OF INCORPORATION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS ENTERPRISES OF CHARLESTON, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

Cathy Cox
Secretary of State

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS ENTERPRISES OF CHARLESTON, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews Enterprises of Charleston, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 1800 Montreal Circle, Tucker, Georgia 30084.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or

proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

SECRETARY OF STATE
JAN 22 10 27 AM '99
BSR (6)

Exhibit B-22

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

BYLAWS

OF

R. S. ANDREWS ENTERPRISES OF CHARLESTON, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such

meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's

absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

<u>Section 3.02.</u> **<u>Number and Term.</u>** The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

<u>Section 3.03.</u> **<u>Vacancies.</u>** A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

<u>Section 3.04.</u> **<u>Place of Meetings.</u>** The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

<u>Section 3.05.</u> **<u>Compensation of Directors.</u>** Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

<u>Section 3.06.</u> **<u>Resignation.</u>** Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

<u>Section 3.07.</u> **<u>Removal</u>.** The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

<u>Section 3.08.</u> **<u>Initial Meeting.</u>** Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these

Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

<u>Section 3.13.</u> <u>Telephonic Participation.</u> Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

<u>Section 3.14.</u> <u>Conduct of Meetings.</u> The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

<u>Section 3.15.</u> <u>Action by Written Consent.</u> Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

<u>ARTICLE IV.</u> <u>COMMITTEES</u>

<u>Section 4.01.</u> <u>Executive Committee.</u> The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

<u>Section 4.02.</u> <u>Executive Committee - Powers.</u> During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be

fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. **Secretary.** The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. **Treasurer.** The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. **Controller.** The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. **Vacancy in Office.** In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. **Share Certificates.** The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the

Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. **Shareholder Records.** The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. **Stock Transfer Books.** Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. **Shareholder Rights.** The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. **Transfer Agent.** The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. **Replacement Certificates.** Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent,

representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. **Reimbursement of Personal Expenses.** Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. **Amendment.** The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. **Construction.** In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of January 22, 1999.

C. Robert Smelas, Secretary

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS ENTERPRISES OF COLUMBUS, INC.

Article 1. **Name**. The name of the Corporation is R. S. Andrews Enterprises of Columbus, Inc.

Article 2. **State of Organization**. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. **Capital Stock**. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. **Registered Office and Registered Agent**. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. **Principal Office**. The initial principal office of the Corporation shall be at 1800 Montreal Circle, Tucker, Georgia 30084.

Article 6. **Initial Directors**. The initial Board of Directors shall consist of one (1) member.

Article 7. **Director's Liability.** No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. **Indemnification**. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or

proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

SECRETARY OF STATE
JAN 22 10 28 AM '99
BSR (8)

Exhibit B-24

BYLAWS

OF

R. S. ANDREWS ENTERPRISES OF COLUMBUS, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such

meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's

absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. Number and Term. The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. Vacancies. A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. Place of Meetings. The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. Compensation of Directors. Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. Resignation. Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. Removal. The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. Initial Meeting. Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these

Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. Telephonic Participation. Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. Executive Committee. The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. Executive Committee - Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. Executive Committee - Meetings. The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. Executive Committee - Alternate Members. The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. Removal of Committee Members. The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. Compensation. The salaries of the Officers of the Corporation shall be

fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. Controller. The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. Vacancy in Office. In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. Share Certificates. The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the

Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided; however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. Shareholder Records. The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. Stock Transfer Books. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. Shareholder Rights. The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. Transfer Agent. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. Replacement Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. Inspection of Books. The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. Seal. The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. Appointment of Agents. The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent,

representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

<u>Section 7.08.</u> <u>**Reimbursement of Personal Expenses.**</u> Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

<u>**Section 8.01.**</u> <u>**Amendment.**</u> The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

<u>**Section 9.01.**</u> <u>**Construction.**</u> In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of January 22, 1999.

C. Robert Smelas, Secretary

Exhibit B-25
Great Plains Energy Incorporated
2001 Annual Report on Form U5S

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER: K926379
EFFECTIVE DATE: 06/25/1999
COUNTY : FULTON
REFERENCE : 0045
PRINT DATE : 06/25/1999
FORM NUMBER : 311

DAVID A. FLANIGAN, JR.
CHOREY TAYLOR & FEIL
3399 PEACHTREE RD., STE. 1700
ATLANTA, GA 30326

CERTIFICATE OF INCORPORATION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS ENTERPRISES OF DALLAS, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

STATE OF GEORGIA 1776

Cathy Cox
Cathy Cox
Secretary of State

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS ENTERPRISES OF DALLAS, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews Enterprises of Dallas, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "**Code**").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator

June 25, 1999

Daily Report Co.
190 Pryor Street, S.W.
Atlanta, Georgia 30303

Re: Publication of R. S. Andrews Enterprises of Dallas, Inc.
Our File No.: 3596.19

Dear Sir or Madam:

You are requested to publish once a week for two consecutive weeks commencing within ten days after receipt of this notice, a notice in the following form:

NOTICE OF INCORPORATION

Notice is given that Articles of Incorporation which incorporate R. S. Andrews Enterprises of Dallas, Inc. have been delivered to the Secretary of State for filing in accordance with the Georgia Business Corporation Code. The initial registered office of the corporation is located at 3399 Peachtree Road, N.E., The Lenox Building, Suite 1700, Atlanta, Fulton County, Georgia 30326, and its initial registered agent at such address is David A. Flanigan, Jr.

Enclosed is a check in the amount of $40.00 in payment of the cost of publishing this notice.

Sincerely,

Dennis Daisey
Paralegal

Enclosure

cc: David A. Flanigan, Jr., Esquire

58787

BYLAWS

OF

R. S. ANDREWS ENTERPRISES OF DALLAS, INC.

ARTICLE I. OFFICES

Section 1.01. Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

Section 1.02. Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE II. SHAREHOLDERS MEETINGS

Section 2.01. Place of Meetings. All meetings of the Shareholders shall be held at such place as may be fixed from time to time by the Board of Directors. In the absence of a resolution adopted by the Board of Directors fixing such place, all meetings shall be held at the principal office of the Corporation.

Section 2.02. Annual Meetings. An annual meeting of the Shareholders shall be held on the last business day of the fifth month following the close of each fiscal year, or at such other time and date prior thereto and following the close of the fiscal year as shall be determined by the Board of Directors, for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board or the President; and shall be called by the Chairman of the Board, the President or the Secretary: (i) when so directed by the Board of Directors, (ii) at the request in writing of any two (2) or more Directors, delivered to such Officer, or (iii) when the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation one or more written demands for the meeting. All such written requests shall state the purpose or purposes of the proposed meeting.

Section 2.04. Notice of Meetings; Waiver of Notice. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, shall be served either personally or by mail, upon each Shareholder of record entitled to vote at such meeting, not less than 10 nor more than 60 days before such

meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by his attorney thereunto authorized, either before or after such meeting, shall waive such notice by means of a signed writing delivered to the Corporation. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the consideration of a particular matter that is not within the purpose or purposes described in the meeting notice, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business.

Section 2.05. Quorum; Adjournment of Meetings. The holders of a majority of the stock issued, outstanding, and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time. If the adjournment is not for more than 120 days, the adjourned meeting may be held without notice other than an announcement at the meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at such meeting. At any such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.06. Voting. At every meeting of the Shareholders, including meetings of the Shareholders for the election of Directors, any Shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each Shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation. If a quorum exists, action on a matter (other than the election of Directors) by the Shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these Bylaws, or the Georgia Business Corporation Code requires a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, and the vote for the election of Directors shall be by written ballot.

Section 2.07. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, or in their absence a person appointed by the Board of Directors, shall preside at meetings of the Shareholders. The Secretary of the Corporation, or in the Secretary's

absence, any person appointed by the presiding Officer, shall act as Secretary for meetings of the Shareholders.

Section 2.08. Written Consents. Any action required or permitted to be taken at a meeting of the Shareholders of the Corporation may be taken without a meeting if written consent, setting forth the action so taken, and bearing the date of signature, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The rights set forth herein shall be governed by and subject to the provisions of O.C.G.A. Section 14-2-704.

Section 2.09. Inspectors of Election. All votes by ballot at any meeting of Shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by either the Board of Directors or by the Chairman of the meeting. The inspectors of election shall decide upon the qualifications of voters, count the votes and declare the results.

Section 2.10. Record Date. The Board of Directors, in order to determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, shall fix in advance a record date which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action, and in such case only such Shareholders as shall be Shareholders of record on the date so fixed, and that are otherwise entitled to vote, shall be entitled to such notice of or to vote at such meeting or any adjournment thereof, or to express consent to such corporate action in writing without a meeting, or to receive payment of any such dividend or other distribution or allotment of any rights, or to exercise any such rights in respect of stock or to take any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01. Authority. Except as may be otherwise provided by any legal agreement among Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all powers of the Corporation and do all such lawful acts and things as are not by law, by any legal agreement among Shareholders, by the Articles of Incorporation, or by these Bylaws directed or required to be exercised or done by the Shareholders.

Section 3.02. **Number and Term.** The Board of Directors shall consist of that number of members to be fixed by resolution or agreement of the Shareholders from time to time. Each Director (whether elected at an annual meeting of Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election, and until a successor shall be elected and qualified, or until his earlier death, resignation, incapacity to serve, or removal. Directors need not be Shareholders.

Section 3.03. **Vacancies.** A vacancy on the Board of Directors shall exist upon the death, resignation, removal, or incapacity to serve of any Director; upon the increase in the number of authorized Directors; and upon the failure of the Shareholders to elect the full number of Directors authorized. The remaining Directors shall continue to act, and such vacancies may be filled by a majority vote of the remaining Directors then in office, though less than a quorum, and, if not filled by prior action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

Section 3.04. **Place of Meetings.** The Board of Directors may hold its meetings at such place or places within or without the State of Georgia as it may from time to time determine.

Section 3.05. **Compensation of Directors.** Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

Section 3.06. **Resignation.** Any Director may resign by giving written notice to the Board of Directors. The resignation shall be effective on receipt, unless the notice specifies a later time for the effective date of such resignation, in which event the resignation shall be effective upon the election and qualification of a successor. If the resignation is effective at a future time, a successor may be elected before that time to take office when the resignation becomes effective.

Section 3.07. **Removal.** The Shareholders may declare the position of a Director vacant, and may remove such Director for cause at a special meeting of the Shareholders called for such purpose, on the occurrence of any of the following events: the Director has been declared of unsound mind by a final order of court; the Director has been convicted of a felony; the Director has failed to attend any meeting of the Board for at least a year and a half; or the Director has been presented with one or more written charges, has been given at least ten (10) days' notice of a hearing at which he may have legal counsel present, and has been given the opportunity for such a hearing at a meeting of the Shareholders. The Shareholders may also declare the position of a Director vacant, and may remove such Director without cause, by a vote of two-thirds of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Section 3.08. **Initial Meeting.** Each newly elected Board of Directors shall meet (i) at the place and time which shall have been determined, in accordance with the provisions of these

Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held first following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or (ii) if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or (iii) at such time and place as shall be fixed by the written consent of all the Directors of such newly elected Board of Directors. In any event no notice of such meeting to the newly elected Directors shall be necessary in order legally to constitute the meeting.

Section 3.09. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place within or without the State of Georgia as shall from time to time be determined by the Board of Directors by resolution, and such resolution shall constitute notice thereof. No further notice shall be required in order legally to constitute such regular meeting.

Section 3.10. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board, the President or the Secretary on the written request of any two (2) or more Directors delivered to such Officer of the Corporation. The Secretary shall give notice of all meetings of the Board of Directors by mailing the notice at least two (2) days before each meeting or by personal delivery or telephoning the Directors not later than one (1) day before each meeting. Any such special meeting shall be held at such time, date and place within or without the State of Georgia as shall be stated in the notice of meeting. No notice of any special meeting of the Board of Directors need state the purposes thereof.

Section 3.11. Waiver of Notice. A Director may waive any notice required by this Article III before or after the date and time stated in the notice. Except as provided below, the waiver must be in writing, signed by the Director entitled to the notice, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A Director's attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.12. Quorum; Voting. At all meetings of the Board of Directors, the presence of a majority of the authorized number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum is reached. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

Section 3.13. **Telephonic Participation.** Directors may participate in meetings of the Board of Directors through use of conference telephone or similar communications equipment, provided all Directors participating in the meeting can hear one another. Such participation shall constitute personal presence at the meeting, and consequently shall be counted toward the required quorum and in any vote.

Section 3.14. **Conduct of Meetings.** The Chairman of the Board of Directors, or in his absence the President, and in their absence the Vice President, if any, named by the Board of Directors, shall preside at meetings of the Board of Directors. The Secretary of the Corporation, or in the Secretary's absence any person appointed by the presiding Officer, shall act as Secretary for meetings of the Board of Directors.

Section 3.15. **Action by Written Consent.** Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

ARTICLE IV. COMMITTEES

Section 4.01. **Executive Committee.** The Board of Directors may by resolution adopted by a majority of the entire Board, designate an Executive Committee of one (1) or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of the Shareholders next following his election and until his successor member of the Executive Committee is elected, or until his death, resignation, removal, or until he shall cease to be a Director.

Section 4.02. **Executive Committee - Powers.** During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board of Directors in the management of the business affairs of the Corporation, including all powers specifically granted to the Board of Directors by these Bylaws or by the Articles of Incorporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation; (2) adopting, amending or approving a plan of merger or share exchange; (3) adopting, amending or repealing the Bylaws of the Corporation; (4) the filling of vacancies on the Board of Directors or on any committee; (5) approving or proposing to Shareholders action that the Georgia Business Corporation Code requires to be approved by Shareholders; (6) the sale, lease, exchange or other disposition of all or substantially all the property or assets of the Corporation; (7) the removal of any or all of the Officers of the Corporation; or (8) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

Section 4.03. **Executive Committee - Meetings.** The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors, the President, or of any one (1) or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings, shall keep a record of its proceedings, and shall report these proceedings to the Board of Directors at the meeting thereof held next after such meeting of the Executive Committee. All such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration. The Executive Committee shall act by majority vote of its members.

Section 4.04. **Executive Committee - Alternate Members.** The Board of Directors, by resolution adopted in accordance with Section 4.01, may designate one (1) or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 4.05. **Other Committees.** The Board of Directors, by resolution adopted by a majority of the entire Board, may designate one (1) or more other committees, each committee to consist of one (1) or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

Section 4.06. **Removal of Committee Members.** The Board of Directors shall have power at any time to remove any or all of the members of any committee, with or without cause, to fill vacancies in and to dissolve any such committee.

ARTICLE V. OFFICERS

Section 5.01. **Election of Officers.** The Board of Directors, at its first meeting after each annual meeting of Shareholders, shall elect a President and may elect such other of the following Officers: a Chairman of the Board of Directors, one or more Vice Presidents (one of whom may be designated Executive Vice President), a Secretary, a Treasurer and a Controller. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the Chairman of the Board.

Section 5.02. **Compensation.** The salaries of the Officers of the Corporation shall be

fixed by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the second sentence of Section 5.01 of these Bylaws.

Section 5.03. Term, Removal, Resignation. Each Officer of the Corporation shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders following the officer's election and until his successor is chosen or until his earlier resignation, death, removal or termination of his office. Any Officer may be removed with or without cause by a majority vote of the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby. Any Officer may resign by giving written notice to the Board of Directors. The resignation shall be effective upon receipt, or at such time as may be specified in such notice.

Section 5.04. Chairman of the Board. The Chairman of the Board of Directors, when one is elected, may be declared by the Board to be the Chief Executive Officer of the Corporation and, if so, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings.

Section 5.05. President. When no Chairman of the Board has been elected, or if a Chairman has been elected and not declared to be the Chief Executive Officer, or in the event of the death or disability of the Chairman of the Board or at his request, the President shall have all of the powers and perform the duties of the Chairman of the Board. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. The President shall be ex officio a member of all standing committees, unless otherwise provided in the resolution appointing such committees. In the absence of a Chairman of the Board serving as Chief Executive Officer, the President shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. If no other Officers are elected, the President shall also have all of the powers and perform the duties of Secretary and Treasurer.

Section 5.06. Vice Presidents. The Vice Presidents shall perform such duties as are generally performed by vice presidents. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors, the Chairman of the Board, or the President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors, the Chairman of the Board, or the President.

Section 5.07. **Secretary.** The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders, shall record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notices required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, or the President. The Assistant Secretary or Assistant Secretaries shall, in the absence or disability of the Secretary, or at the Secretary's request, perform the duties and exercise the powers and authority herein granted to the Secretary.

Section 5.08. **Treasurer.** The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the Chairman of the Board of Directors, the President, and the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, in general, he shall perform all the duties incident to the office of treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors, the Chairman of the Board, or the President.

Section 5.09. **Controller.** The Board of Directors may elect a Controller who shall keep or cause to be kept in the books of the Corporation provided for that purpose a true account of all transactions, and of the assets and liabilities, of the Corporation. The Controller shall prepare and submit to the Chairman of the Board of Directors or President such financial statements and schedules as may be required to keep such Officer currently informed of the operations and financial condition of the Corporation, and shall perform such other duties as may be assigned by the Board of Directors, the Chairman of the Board of Directors or the President.

Section 5.10. **Vacancy in Office.** In case of the absence of any Officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any other Officer or to any Director.

ARTICLE VI. CAPITAL STOCK

Section 6.01. **Share Certificates.** The interest of each Shareholder shall be evidenced by a certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt. The certificates shall be consecutively numbered, and the issuance of shares shall be duly recorded in the books of the Corporation as they are issued. Each certificate shall indicate the holder's name, the number of shares, the class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the

Board, the President, or a Vice President, and may (but need not) be signed by Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, if such officer or officers have been elected or appointed by the Corporation; provided, however, that if such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation, and a registrar, the signature of any such Officer may be a facsimile. In the event that any Officer who has signed, or whose facsimile signature has been used on, any such certificate, shall cease to be an Officer of the Corporation, whether because of death, resignation, or otherwise, prior to the delivery of such certificate by the Corporation, such certificate may nevertheless be delivered as though the person whose facsimile signature shall have been used thereon had not ceased to be such Officer.

Section 6.02. **Shareholder Records.** The Secretary shall keep a record of the Shareholders of the Corporation which readily indicates in alphabetical order or by alphabetical index, and by classes of stock, the names of the Shareholders entitled to vote, the addresses of such Shareholders, and the number of shares held by such Shareholders. Said record shall be presented at all meetings of the Shareholders.

Section 6.03. **Stock Transfer Books.** Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 6.06 of these Bylaws.

Section 6.04. **Shareholder Rights.** The Corporation shall be entitled to treat the record holder of any share of stock of the Corporation as the person entitled to vote such share (if such share represents voting stock) and to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 6.05. **Transfer Agent.** The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

Section 6.06. **Replacement Certificates.** Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity. Such bond shall be in form and amount satisfactory to the Board of Directors, and shall be with one or more sureties, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

ARTICLE VII. MISCELLANEOUS

Section 7.01. **Inspection of Books.** The Board of Directors shall have power to determine which accounts and books of the Corporation, if any, shall be open to the inspection of Shareholders, except with respect to such accounts, books and records as may by law be specifically open to inspection by the Shareholders, and shall have power to fix reasonable rules and regulations not in conflict with the applicable laws, if any, for the inspection of records, accounts, and books which by law or by determination of the Board of Directors shall be open to inspection, and the Shareholders' rights in this respect are and shall be restricted and limited accordingly.

Section 7.02. **Fiscal Year.** The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

Section 7.03. **Seal.** The corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such seal at any time, the signature of the Corporation followed by the word "SEAL" or "CORPORATE SEAL" enclosed in parenthesis or scroll, shall be deemed to be the seal of the Corporation.

Section 7.04. **Annual Statements.** Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

(1) a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

(2) a profit and loss statement showing the results of its operation during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

Section 7.05. **Appointment of Agents.** The Chairman of the Board of Directors and the President shall be authorized and empowered in the name of and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries; to name and appoint attorneys and proxies to vote any shares of stock in any other corporation at any time owned or held of record by the Corporation; to prescribe, limit and define the powers and duties of such agents, representatives, attorneys and proxies; and to make substitution, revocation, or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys or proxies shall be so named and appointed shall be signed and executed by the Chairman of the Board of Directors or the President. Any substitution, revocation, or cancellation shall be signed in like manner, provided always that any agent,

representative, attorney or proxy, when so authorized by the instrument appointing him, may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

Section 7.06. Indemnification.

(a) Under the circumstances prescribed in this Section 7.06, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of the fact that he is or was a Director or Officer of the Corporation, or, while a Director or Officer, is or was serving at the request of the Corporation as an officer, director, partner, joint venturer, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such Proceeding, but only if he conducted himself in good faith, and reasonably believed: (1) with respect to conduct in his "official capacity" (as that term is defined in Section 14-2-850 of the Georgia Business Corporation Code, as amended), that such conduct was in the best interests of the Corporation; (2) with respect to all other cases, only if that conduct was at least not opposed to the best interests of the Corporation; or (3) with respect to any criminal Proceeding, that he had no reasonable cause to believe his conduct was unlawful. Notwithstanding the above, the indemnification permitted hereunder in connection with a Proceeding by or in the right of the Corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with a Proceeding in which it is determined that such person has met the standard of conduct required by this Section 7.06(a).

(b) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the standard of conduct set forth in Section 7.06(a).

(c) Notwithstanding the foregoing, the Corporation shall not indemnify any Director or Officer in connection with any Proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) If a Director or Officer has been wholly successful, on the merits or otherwise, in the defense of any Proceeding to which he was a party because he is or was a Director or Officer, the Corporation shall indemnify him against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

(e) Except as provided in paragraphs (d) and (g) of this Section 7.06, and except as may be ordered by a court, the Corporation shall not indemnify any Director or Officer unless authorized hereunder and a determination has been made that indemnification of the Director or Officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.06(a). Such determination shall be made in accordance with Section 14-2-855 of the Georgia Business Corporation Code, as amended.

(f) Reasonable expenses (including attorneys' fees) incurred by a Director or Officer who is a party to a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding if the procedures set forth in Section 14-2-853 of the Georgia Business Corporation Code, as amended, are complied with.

(g) The indemnification provided by this Section 7.06 shall not be deemed exclusive of any other right to which the persons indemnified hereunder shall be entitled under law or under contract, and shall inure to the benefit of the heirs, executors or administrators of such persons.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or who, while a Director or Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, joint venturer, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify or advance expenses to him against such liability under the provisions of this Section 7.06.

(i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, send by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 7.07. Reimbursement from Officers. Any payment made to an Officer of the Corporation, such as salary, commission, bonus, interest, rent or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such Officer to the Corporation to the full extent of such disallowance, unless otherwise approved by the Board of Directors. It shall be the duty of the Board of Directors to enforce payment of each such amount disallowed. In lieu of payment by the Officer, subject to the determination of the Board of Directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

Section 7.08. **Reimbursement of Personal Expenses.** Each Officer and Director of the Corporation shall be required from time to time to bear personally incidental expenses related to his responsibilities as an Officer and Director which expenses unless specifically authorized shall not be subject to reimbursement by the Company.

ARTICLE VIII. AMENDMENTS

Section 8.01. **Amendment.** The Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the Shareholders at any annual or special meeting of the Shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that if such action is to be taken at a meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of the meeting.

ARTICLE IX. CONSTRUCTION

Section 9.01. **Construction.** In the event of any conflict between the terms of these Bylaws and the terms of the Articles of Incorporation or any agreement between and among the Shareholders, the terms of the Articles of Incorporation and/or the agreement between and among the Shareholders shall control and govern.

IN WITNESS WHEREOF, the undersigned Secretary does hereby attest that the foregoing Bylaws were adopted as the Bylaws of the Corporation by act of the Board of Directors of the Corporation as of June 25, 1999.

C. Robert Smelas, Secretary

Exhibit B-27

Great Plains Energy Incorporated
2001 Annual Report on Form U5S

Secretary of State

Corporations Division
Suite 315, West Tower
2 Martin Luther King Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER: 9836032
EFFECTIVE DATE: 10/01/1998
COUNTY : FULTON
REFERENCE : 0077
PRINT DATE : 10/01/1998
FORM NUMBER : 311

CHOREY, TAYLOR & FEIL
DAVID A. FLANIGAN, JR.
3399 PEACHTREE RD., STE. 1700
ATLANTA, GA 303261148

CERTIFICATE OF INCORPORATION

I, Lewis A. Massey, the Secretary of State and the Corporation Commissioner of the State of Georgia, do hereby certify under the seal of my office that

R. S. ANDREWS ENTERPRISES OF KANSAS, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

STATE OF GEORGIA 1776

Lewis A. Massey

Lewis A. Massey
Secretary of State

LEWIS A. MASSEY
Secretary of State

OFFICE OF SECRETARY OF STATE
CORPORATIONS DIVISION
Suite 315, West Tower, 2 Martin Luther King Jr., Drive
Atlanta, Georgia 30334-1530
(404) 656-2817
Registered agent, officer, entity status information on the Internet
http://www.sos.state.ga.us

CATHY COX
Assistant Secretary of State
Operations

WARREN H. RARY
Director

TRANSMITTAL INFORMATION
GEORGIA PROFIT OR NONPROFIT CORPORATIONS

DO NOT WRITE IN SHADED AREA - SOS USE ONLY

DOCKET # ______ PENDING # ______ CONTROL # ______

DOCKET CODE ______ DATE FILED ______ AMOUNT RECEIVED ______ CHECK/RECEIPT # ______

TYPE CODE ______ EXAMINER ______ JURISDICTION (COUNTY) CODE ______

NOTICE TO APPLICANT: PRINT PLAINLY OR TYPE REMAINDER OF THIS FORM.

1. 982730929
Corporate Name Reservation Number

R. S. Andrews Enterprises of Kansas, Inc.
Corporate Name

2. David A. Flanigan, Jr. — 404-841-3200
Applicant/Attorney — Telephone Numbe

The Lenox Building, Suite 1700, 3399 Peachtree Road, N.E.
Address

Atlanta — Georgia — 30326
City — State — Zip Cod

3. I understand that the information on this form will be entered in the Secretary of State business registration database. I certify that a Notice of Incorporation or Notice of Intent to Incorporate with a publishing fee of $40.00 has been or will be mailed or delivered to the authorized newspaper as required by law.
Mail or deliver to the Secretary of State, at the above address, the following:

1) This transmittal form
2) The original and one copy of the Articles of Incorporation
3) A filing fee of $60.00 payable to Secretary of State.

[signature]
Authorized Signature

10/1/98
Date

FILING FEES ARE NON - REFUNDABLE

FORM 2

ARTICLES OF INCORPORATION

OF

R. S. ANDREWS ENTERPRISES OF KANSAS, INC.

Article 1. Name. The name of the Corporation is R. S. Andrews Enterprises of Kansas, Inc.

Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the "Code").

Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

Article 5. Principal Office. The initial principal office of the Corporation shall be at 1800 Montreal Circle, Tucker, Georgia 30084.

Article 6. Initial Directors. The initial Board of Directors shall consist of five (5) members.

Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be

involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

David A. Flanigan, Jr., Incorporator